Form 20-F
period 2010-12-31
InterXion Holding N.V.
filed 2011-04-27
CIK 1500866

As filed with the Securities and Exchange Commission on April 27, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [        ] to [        ]

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from [        ] to [        ]

Commission file number: 001-35053

InterXion Holding N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands

+31 20 880 7600

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, with a nominal value of €0.10 each	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

44,352,400 ordinary shares (reflects 5:1 reverse stock split, but does not reflect issuance of 16,250,000 shares in January 2011)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☒

Presentation of Financial Information

Presentation of Financial Information

Unless otherwise indicated, the financial information in this annual report has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The significant IFRS accounting policies applied to our financial information in this annual report have been applied consistently.

Financial Information

The financial information included in “Financial Statements” is covered by the auditors’ report included therein. The audit was carried out in accordance with standards issued by the Public Company Accounting Oversight Board (United States).

EBITDA and Adjusted EBITDA

In this annual report we refer to our EBITDA and Adjusted EBITDA. We define EBITDA as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items. For a reconciliation of EBITDA and Adjusted EBITDA to operating profit/(loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA.” EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Additional Key Performance Indicators

In addition to EBITDA and Adjusted EBITDA, our management also uses the following key performance indicators as measures to evaluate our performance:

•

Equipped Space: the amount of data center space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space (such as corridors) which cannot be sold to individual customers;

•

Utilization Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space; Revenue Generating Space is defined as the amount of Equipped Space that is under contract and billed on the relevant date. Some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%;

•

Recurring Revenue Percentage: Recurring Revenue during the relevant period as a percentage of total revenue in the same period. Recurring Revenue comprises revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded. Monthly Recurring Revenue is the contracted Recurring Revenue over a full month excluding power usage revenues, amortized set-up fees and the sub-leasing of office space;

•

Average Monthly Churn: the average of the Churn Percentage in each month of the relevant period. Churn Percentage in a month is the contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.

EBITDA, Adjusted EBITDA, Recurring Revenue and Average Monthly Churn are all non-GAAP measures. Together with the other key performance indicators listed above, they serve as additional indicators of our operating performance and are not required by, or presented in accordance with, IFRS. They are not intended as a replacement for, or alternatives to, measures such as cash flows from operating activities and operating profit as defined and required under IFRS. We believe that EBITDA, Adjusted EBITDA and our other key performance indicators are measures commonly used by analysts, investors and peers in our industry. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. EBITDA, Adjusted EBITDA and our other key performance indicators, as we calculate them, may not be comparable to similarly titled measures reported by other companies. For a reconciliation of EBITDA and Adjusted EBITDA to operating profit/(loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA.” EBITDA, Adjusted EBITDA and our other key performance indicators listed above may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Currency Presentation and Convenience Translations

Unless otherwise indicated, all references in this annual report to “euro” or “€” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended. All references to “dollars,” “$,” “U.S. $” or “U.S. dollars” are to the lawful currency of the United States. We prepare our financial statements in euro.

Solely for convenience, this annual report contains translation of certain euro amounts into U.S. dollars based on the noon buying rate of €1.00 to U.S. $1.3269 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2010. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information.”

Metric Convenience Conversion

This annual report contains certain metric measurements and for your convenience, we provide the conversion of metric units into U.S. customary units. The standard conversion relevant for this annual report is approximately 1 meter = 3.281 feet or 1 square meter = 10.764 square feet.

Rounding

Certain financial data in this annual report, including financial, statistical and operating information have been subject to rounding adjustment. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this annual report may not conform exactly to the total figure given for that column or row. Percentages in tables have been rounded and accordingly may not add up to 100%.

No Incorporation of Website Information

The contents of our website do not form part of this annual report.

MARKET, ECONOMIC AND INDUSTRY DATA

Information regarding markets, market size, market share, market position, growth rates and other industry data pertaining to our business contained in this annual report consists of estimates based on data and reports compiled by professional organizations and analysts, on data from other external sources, and on our knowledge of our sales and markets. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market-related analyses and estimates, requiring us to rely on internally developed estimates. While we have compiled, extracted and reproduced market or other industry data from external sources which we believe to be reliable, including third parties or industry or general publications, we have not independently verified that data. Similarly, our internal estimates have not been verified by any independent sources.

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to all statements other than statements of historical fact regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

•	operating expenses cannot be easily reduced in the short term;

•	inability to utilize the capacity of newly planned data centers and data center expansions;

•	significant competition;

•	cost and supply of electrical power;

•	data center industry over-capacity; and

•	performance under service level agreements.

These risks and others described under “Risk Factors” are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. We urge you to read the sections of this annual report entitled Item 3 “Key Information—“Risk Factors,” Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this annual report are based on information available to us on the date of this annual report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this annual report.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The following selected financial data as of and for the years ended December 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2007 and 2006 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements included in this annual report have been prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board and have been audited by KPMG Accountants N.V., an independent registered public accounting firm.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

	Year ended December 31,	Year ended December 31,
	2010(1)	2010	2009	2008	2007(2)(3)	2006(2)
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Income statement data
Revenue	276,498	208,379	171,668	138,180	100,450	74,142
Cost of sales	(120,952)	(91,154)	(78,548)	(63,069)	(51,998)	(43,719)

Gross profit	155,546	117,225	93,120	75,111	48,452	30,423
Other income	564	425	746	2,291	988	549
Sales and marketing costs	(19,999)	(15,072)	(11,253)	(9,862)	(7,297)	(6,715)
General and administrative costs	(74,163)	(55,892)	(50,628)	(35,352)	(34,837)	(26,664)

Operating profit/(loss)	61,948	46,686	31,985	32,188	7,306	(2,407)
Net finance expense	(39,069)	(29,444)	(6,248)	(3,713)	(4,126)	(697)

Profit/(loss) before taxation	22,879	17,242	25,737	28,475	3,180	(3,104)
Income tax benefit (expense)	(3,397)	(2,560)	715	8,899	10,405	3,736

Net income	19,482	14,682	26,452	37,374	13,585	632

Basic earnings per share(4)	0.44	0.33	0.60	0.87	0.33	0.02

Cash flow statement data
Net cash flows from operating activities	98,693	74,379	51,378	35,991 (5)	24,756	14,797
Net cash flows from investing activities	(132,908)	(100,164)	(100,949)	(92,252)	(49,548)	(19,726)
Net cash flows from financing activities	123,067	92,748	19,764	82,057	45,419	9,485
Capital expenditures(6)	(130,263)	(98,171)	(99,979)	(91,123)	(48,838)	(18,377)

	Year ended December 31,	Year ended December 31,
	2010(1)	2010	2009	2008	2007(2)(3)	2006(2)
	(U.S. $’000)	(€’000)
Balance sheet data
Trade and other current assets	73,871	55,672	55,610	49,874	29,313	20,758
Cash and cash equivalents(7)	131,516	99,115	32,003	61,775	35,848	15,042

Current assets	205,387	154,787	87,613	111,649	65,161	35,800
Non-current assets(3)	520,112	391,975	320,407	250,307	145,016	99,641
Total assets	725,499	546,762	408,020	361,956	210,177	135,441

Current liabilities	149,111	112,375	120,894	122,322	74,271	58,463
Non-current liabilities	370,362	279,118	152,749	134,708	66,748	39,036

Total liabilities	519,473	391,493	273,643	257,030	141,019	97,499
Shareholders’ equity	206,026	155,269	134,377	104,926	69,158	37,942
Total liabilities and shareholders’ equity	725,499	546,762	408,020	361,956	210,177	135,441

Notes:

(1)	The “Income statement data,” “Cash flow statement data” and “Balance sheet data” as of and for and the year ended December 31, 2010 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2010 for euro into U.S. dollars of €1.00 = U.S. $1.3269. See “Exchange Rate Information” for additional information.
(2)	In fiscal year 2008, income not related to our core activities was reclassified to the line item “Other income.” Fiscal years 2007 and 2006 figures have been adjusted to reflect the same reclassification.
(3)	In fiscal year 2007, the useful economic lives of certain data center assets were increased from 10 to 15 years. This change of accounting estimate was applied from January 1, 2007. This extension in the useful economic lives of certain data center assets resulted in an estimated decrease in depreciation of €3.6 million during the fiscal year 2007. Additionally, fiscal year 2007 figures have been adjusted to reflect the impairment of €1,885,000 in the “Depreciation, amortization and impairments” line item instead of in the “Exceptional general and administrative costs” line item.
(4)	“Basic earnings per share” has been adjusted to reflect the five-to-one reverse stock split, which occurred in conjunction with our initial public offering in January 2011.
(5)	The 2008 “Net cash flows from operating activities” include a reclassification for foreign exchange results on working capital balances.
(6)	Capital expenditures represent payments to acquire tangible fixed assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment.”
(7)	Cash and cash equivalents includes €4.2 million, €3.9 million, €3.9 million, €3.6 million and €3.4 million as of December 31, 2010, December 31, 2009, December 31, 2008, December 31, 2007 and December 31, 2006, respectively, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

Exchange Rates

We publish our financial statements in euro. The conversion of euro into U.S. dollars in this annual report is solely for the convenience of readers. Exchange rates of euro into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euro to U.S. dollars and from U.S. dollars to euro in this annual report were made at a rate of €1.00 to U.S. $1.3269, the noon buying rate in effect as of December 31, 2010. We make no representation that any euro or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between the euro and the U.S. dollar for the periods indicated.

	Low	High
	(U.S. $ per €1.00)
Month:
October 2010	1.3688	1.4066
November 2010	1.3036	1.4224
December 2010	1.3089	1.3395
January 2011	1.2944	1.3715
February 2011	1.3474	1.3794
March 2011	1.3813	1.4212
April 2011 (through April 22, 2011)	1.4211	1.4585

Average for Period(1)
(U.S. $ per €1.00)
Year ended December 31,:
2006	1.2661
2007	1.3797
2008	1.4695
2009	1.3955
2010	1.3211

Source: Federal Reserve Bank of New York

Note:

(1)	Annual averages are calculated from month-end exchange rates, calculated by using the average of the exchange rates on the last day of each month during the year.

On April 22, 2011, the noon buying rate was €1.00 to U.S. $1.4545.

Risk Factors

In addition to the other information contained in this annual report on Form 20-F, you should carefully consider the following risk factors. If any of the possible events described below occurs, our business, financial condition, results of operations or prospects could be adversely affected. The risks and uncertainties below are those known to us and that we currently believe may materially affect us.

Risks Related to our Business

We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason.

Our operating expenses primarily consist of personnel, power and property costs. Personnel and property costs cannot be easily reduced in the short term. Therefore, we are unlikely to be able to reduce significantly our expenses in response to a slowdown in demand for our services or any decrease in revenue. The terms of our leases with landlords for facilities that serve as data centers are typically for 10 to 15 years (excluding our extension options) and do not provide us with an early termination right, while our colocation contracts with customers are initially typically for only three to five years. As at December 31, 2010, 46% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Our personnel costs are fixed due to our contracts with our employees having set notice periods and local law limitations in relation to the termination of employment contracts. In respect of our power costs, there is a minimum level of power required to keep our data centers running irrespective of the number of customers using them so our power costs may exceed the amount of revenue derived from power. We could have higher than expected levels of unused capacity in our data centers if, among other things:

•	our existing customers contracts are not renewed and such customers are not replaced by new customers;

•	internet and telecommunications equipment becomes smaller and more compact in the future;

•	there is an unexpected slowdown in demand for our services; or

•	we are unable to terminate or amend our leases when we have underutilized space at a data center.

If we have higher than expected levels of unused space at a data center at any given time, we may be required to operate a data center at a loss for a period of time. If we have higher than expected levels of unused capacity in our data centers and we are unable to reduce our expenses accordingly, our business, financial condition and results of operations would be materially adversely affected.

Our inability to utilize the capacity of newly planned data centers and data center expansions in line with our business plan would have a material adverse effect on our business, financial condition and results of operations.

Historically, we have made significant investments in our property, plant and equipment in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2010, we invested €98.2 million in property, plant and equipment. In the year ended December 31, 2009, we invested €100.0 million in property, plant and equipment. Investments in property, plant and equipment includes expansion, upgrade, maintenance and general administrative IT equipment.

We expect to continue to invest as we expand our data center footprint and increase our Equipped Space based on demand in our target markets. Our total annual investment in property, plant and equipment includes maintenance and replacement capital expenditures. Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long term such expenses will be between 6% and 8% of total revenue.

We typically lease space for a data center and begin building it out before we have entered into agreements with customers to cover the capacity of the data center. In some cases, we enter into lease agreements for data centers or begin expansions at our existing data centers without any pre-existing customer commitments to use the additional space that will be created. If we open a new data center or complete an expansion at an existing data center, we will be required to pay substantial up-front and ongoing costs associated with that data center, including leasehold improvements, basic overhead costs and rental payments regardless of whether or not we have any agreements with customers to fill the space.

As a result of our expansion plans, we will incur capital expenditures, and as a result, higher depreciation, and other operating expenses that will negatively impact our cash flow and profitability unless and until these new and expanded data centers generate enough revenue to exceed their operating costs and related capital expenditures.

We incurred substantial losses during the period of 2001 to 2003 as a result of high churn and other factors. There can be no guarantee that we will be able to sustain or increase our profitability if our planned expansion is not successful or if there is not sufficient customer demand in the future to realize expected returns on these investments. Any such development would have a material adverse effect on our business, financial condition and results of operations.

If we are unable to expand our existing data centers or locate and secure suitable sites for additional data centers on commercially acceptable terms our ability to grow our business may be limited.

Our ability to meet the growing needs of our existing customers and to attract new customers depends on our ability to add capacity by expanding existing data centers or by locating and securing suitable sites for additional data centers that meet our specifications, such as proximity to numerous network service providers, access to a significant supply of electrical power and the ability to sustain heavy floor loading. We have reached high utilization levels at some of our data centers and therefore any increase in these locations would need to be accomplished through the lease of additional property that satisfies our requirements. Property meeting our specifications may be scarce in our target markets. If we are unable to identify and enter into leases on commercially acceptable terms on a timely basis for any reason including due to competition from other companies seeking similar sites who may have greater financial resources than us, or are unable to expand our space in our current data centers, our rate of growth may be substantially impaired.

Our capital expenditures, together with ongoing operating expenses and obligations to service our debt, will be a drain on our cash flow and may decrease our cash balances. The capital markets in the recent past have been and may again become limited for external financing opportunities. Additional debt or equity financing, especially in the current credit-constrained climate, may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain needed debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures which could adversely affect our results of operations.

Failure to renew or maintain real estate leases for our existing data centers on commercially acceptable terms, or at all, could harm our business.

We do not own the property on which our data centers are located and instead lease all of our data center space. We generally enter leases for initial periods of 10 to 15 years (excluding renewal options). The majority of our leases are subject to an annual inflation-linked increase in rent and, on renewal (or earlier in some cases), the rent we pay may be reset to the current market rate. There is, therefore, a risk that there will be significant rent increases when the rent is reviewed. Our leases in France, Ireland, Belgium and the United Kingdom do not contain contractual options to renew or extend the lease, and we have exhausted or may in the future exhaust such options in other leases. With respect to our leases in France, certain landlords may terminate our leases following the expiration of the original lease period (being 12 years from the commencement date), and the other leases in France may be terminated by the landlords at the end of each three year period upon giving six months prior notice in the event the landlord wishes to carry out construction works to the building. The non-renewal of leases for our existing data center locations, or the renewal of such leases on less favorable terms, is a potentially significant risk to our ongoing operations. We would incur significant costs if we were forced to vacate one of our data centers due to the high costs of relocating our own and our customers’ equipment, installing the necessary infrastructure in a new data center and, as required by most of our leases, reinstating the vacated data center to its original state. In addition, if we were forced to vacate a data center, we could lose customers that chose our services based on location. If we fail to renew any of our leases, or the renewal of any of our leases is on less favorable terms and we fail to increase revenues sufficiently to offset the higher rental costs, this could have a material adverse effect on our business, financial condition and results of operations.

Our leases may obligate us to make payments beyond our use of the property.

Our leases generally do not give us the right to terminate without penalty. Accordingly, we may incur costs under leases of data center space that is not or no longer is Revenue Generating Space. Some of our leases do not give us the right to sublet, and even if we have that right we may not be able to sublet the space on favorable terms or at all. We have incurred moderate costs in relation to such onerous lease contracts in recent years.

We may experience unforeseen delays and expenses when fitting out and upgrading data centers, and the costs could be greater than anticipated.

As we attempt to grow our business, substantial management effort and financial resources are employed by us in fitting out new, and upgrading existing, data centers. In addition, we periodically upgrade and replace certain equipment at our data centers. We may experience unforeseen delays and expenses in connection with a particular client project or data center build-out. In addition, unexpected technological changes could affect customer requirements and we may not have built such requirements into our data centers and may not have budgeted for the financial resources necessary to build out or redesign the space to meet such new requirements. Furthermore, the redesign of existing space is difficult to implement in practice as it normally requires moving existing customers. Although we have budgeted for expected build-out and equipment expenses, additional expenses in the event of unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, unexpected technological changes and increases in the price of equipment may negatively affect our business, financial condition and results of operations.

No assurance can be given that we will complete the build-out of new data centers or expansions of existing data centers within the proposed timeframe and cost parameters or at all. Any such failure could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition and we may not be able to compete successfully against current and future competitors.

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier-neutral colocation data center service providers, such as Equinix, Telecity and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

Further, the growth of the European data center market has encouraged new, larger companies to consider entering the market, in particular those from the United States who are active in this sector. This growth and other factors have also led to increasing alliances and consolidation. Many of these companies may have significantly greater financial, marketing and other resources than we do. Some of our competitors may be willing to, and due to greater financial resources, may be better able to adopt aggressive pricing policies, including the provision of discounted data center services as an encouragement for customers to utilize their other services. Certain of our competitors may also provide our target customers with additional benefits, including bundled communications services, and may do so in a manner that is more attractive to potential customers than obtaining space in our data centers.

While not currently a direct competitive threat to us, wholesale providers of data center space might change their business plan to compete with us directly or open new data centers, thus making large amounts of capacity available at a single point in time and facilitating the entry into the market or expansion of our direct competitors. Wholesale providers of data center space may compete with us for the acquisition of new sites, thereby increasing the average rental prices for suitable sites.

In addition, corporations that have already invested substantial resources in in-house data center operations may be reluctant to outsource these services to a third party, or may choose to acquire space within a wholesale provider’s data center, which would allow them to manage the equipment themselves. If existing customers were to conclude that they could provide the same service in-house at a lower cost, with greater reliability, with increased security or for other reasons, they might move such services in-house and we would lose customers and business.

We may also see increased competition for data center space and customers from wholesale data center providers, such as large real estate companies. Rather than leasing available space to large single tenants, real estate companies, including certain of our landlords, may decide to convert the space instead to smaller square foot units designed for multi-tenant colocation use. In addition to the risk of losing customers to wholesale data center providers, this could also reduce the amount of space available to us for expansion in the future. As a result of such competition, we could suffer from downward pricing pressure and the loss of customers (and potential customers), which would have a material adverse effect on our business, financial condition and results of operations.

Our services may have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

A customer’s decision to take space in one of our data centers typically involves a significant commitment of resources by us and by potential customers, who often require internal approvals. In addition, some customers will be reluctant to commit to locating in our data centers until they are confident that the data center has adequate available carrier connections and network density. As a result, we may have a long sales cycle lasting anywhere from three months for smaller customers to periods in excess of one year for some of our larger customers. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer that does not result in revenue.

The slowdown in global economies and their delayed recovery may further impact this long sales cycle by making it extremely difficult for customers to accurately forecast and plan future business activities. This could cause customers to slow spending, or delay decision-making, on our services, which would delay and lengthen our sales cycle.

Delays due to the length of our sales cycle may have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on the adequate supply of electrical power and could be harmed by prolonged electrical power outages or increases in the cost of power.

The operation of each of our data centers requires an extremely large amount of power and we are among the largest power consumers in certain cities in which we operate data centers. We cannot be certain that there will be adequate power in all of the locations in which we operate, or intend to open additional data centers. We attempt to limit exposure to system downtime caused by power outages by using back-up generators and uninterrupted power supply systems, or UPS systems; however, we may not be able to limit our exposure entirely even with these protections in place. We also cannot guarantee that the generators will always provide sufficient power or restore power in time to avoid loss of or damage to our customers’ and our equipment. Any loss of services or damage to equipment resulting from a temporary loss of or reduction in power at any of our data centers could harm our customers, reduce customers’ confidence in our services, impair our ability to attract new customers and retain existing customers, and result in us incurring financial obligations to our customers as they might be eligible for service credits pursuant to their service level agreements with us. Our customers may also seek damages from us.

In addition, we are susceptible to fluctuations in power costs in all of the locations in which we operate. Clients have two options with respect to power usage: either (i) to pay for power usage in “plugs” in advance (typically included in the total cabinet price), which are contractually defined amounts of power per month, for which the customer must pay in full, regardless of how much power is actually used; or (ii) to pay for their actual power usage in arrears on a metered basis. While we are contractually able to recover power cost increases from our customers, some portion of the increased costs may not be recovered or recovered in a delayed fashion based on commercial reasons and as a result, may have a negative impact on our results of operations.

Although we have not experienced any power outages that have had a material impact on our financial condition in the past, power outages or increases in the cost of power to us could have a material adverse effect on our business, financial condition and results of operations.

A general lack of electrical power resources sufficient to meet our customers’ demands may impair our ability to utilize fully the available space at our existing data centers or our plans to open new data centers.

In each of our markets, we rely on third parties to provide a sufficient amount of power for current and future customers. Power and cooling requirements are generally growing on a per customer basis. Some of our customers are increasing and may continue to increase their use of high-density electrical power equipment, such as blade servers, which can significantly increase the demand for power per customer and cooling requirements for our data centers. Future demand for electrical power and cooling may exceed the designed electrical power and cooling infrastructure in our data centers. As the electrical power infrastructure is typically one of the most important limiting factors in our data centers, our ability to utilize available space fully may be limited. This, as well as any inability to secure sufficient power resources from third-party providers, could have a negative impact on the effective available capacity of a given data center and limit our ability to grow our business.

The ability to increase the power capacity or power infrastructure of a data center, should we decide to, is dependent on several factors including, but not limited to, the local utility’s ability and willingness to provide additional power, the length of time required to provide such power and/or whether it is feasible to upgrade the electrical infrastructure and cooling systems of a data center to deliver additional power to customers.

The availability of sufficient power may also pose a risk to the successful development of future data centers. In cities where we intend to open new data centers, we may face delays in obtaining sufficient power to operate our data centers. Our ability to secure adequate power sources will depend on several factors, including whether the local power supply is at or close to its limit, whether new connections for our data center would require the local power company to install a new substation or feeder and whether new connections for our data center would increase the overall risks of blackouts or power outages in a given geographic area.

If we are unable to utilize fully the physical space available within our data centers or successfully develop additional data centers or expand existing data centers due to restrictions on available electrical power or cooling, we may be unable to accept new customers or increase the services provided to existing customers, which may have a material adverse effect on our business, results of operations and financial condition.

A significant percentage of our Monthly Recurring Revenue is generated by contracts with terms of one year or less remaining. If such contracts are not renewed, or if their pricing terms are negotiated downwards, our business, financial condition and results of operations would be materially adversely affected.

The majority of our initial customer contracts are entered into on a fixed-term basis for periods from three to five years, which, unless terminated in advance, are automatically renewed for subsequent one-year periods. Please see Item 4 “Information on the Company—Customer Contracts.” As at December 31, 2010, 46% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Consequently, a large part of our customer base could either terminate their contracts with us at relatively short notice, or seek to re-negotiate the pricing of such contracts downwards, which, if either were to occur, would have a material adverse effect on our business, financial condition and results of operations.

Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

As at December 31, 2010, we had €39.2 million of recognized and €5.1 million of unrecognized, net deferred tax assets. We cannot assure you that we will generate sufficient profit in the relevant jurisdictions to utilize these deferred tax assets fully or that the tax loss availability will not expire before we have been able to fully utilize them. In addition, applicable law could change in one or more jurisdictions in which we have deferred tax assets, rendering such assets unusable. Either such event would cause us to pay taxes in greater amounts than would otherwise occur, which may have a material adverse effect on our results of operations.

Our operating results have fluctuated in the past and may fluctuate in the future, which may make it difficult to evaluate our business and prospects.

Our operating results have fluctuated in the past and may continue to fluctuate in the future, due to a variety of factors, which include:

•	demand for our services;

•	competition from other data center operators;

•	the cost and availability of power;

•	the introduction of new services by us and/or our competitors;

•	data center expansion by us and/or our competitors;

•	changes in our pricing policies and those of our competitors;

•	a change in our customer retention rates;

•	economic conditions affecting the Internet, telecommunications and e-commerce industries; and

•	changes in general economic conditions.

Any of the foregoing factors, or other factors discussed elsewhere in this annual report, could have a material adverse effect on our business, results of operations and financial condition. Although we have experienced growth in revenues during the past three financial years, this growth rate is not necessarily indicative of future operating results. In addition, a relatively large portion of our expenses cannot be reduced in the short-term, particularly personnel and property costs and part of our power costs, which means that our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior reporting periods should not be relied upon as indications of our future performance. In addition, our operating results in one or more future periods may fail to meet the expectations of securities analysts or investors. If this happens, the market price of our ordinary shares may decline significantly.

We are dependent on third-party suppliers for equipment, technology and other services.

We contract with third parties for the supply of equipment (including generators, UPS systems and cabinet equipment) on which we are dependent to operate our business. Poor performance by, or any inability of, our suppliers to provide necessary equipment, products, services and maintenance could have a negative effect on our reputation and harm our business.

We depend on the ongoing service of our personnel and senior management team and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.

Our success depends upon our ability to attract, retain and motivate highly-skilled employees, including the data center personnel who are integral to the establishment and running of our data centers, as well as sales and marketing personnel who play a large role in attracting and retaining customers. Due to several factors, including the rapid growth of the Internet, there is aggressive competition for experienced data center employees. We compete intensely with other companies to recruit and hire from this limited pool. In addition, the training of new employees requires a large amount of our time and resources. If we cannot attract, train and retain qualified personnel, we may be unable to expand our business in line with our strategy, compete for new customers or retain existing customers, which could cause our business, financial condition and results of operations to suffer.

Our future performance also depends to a significant degree upon the continued contributions of our senior management team. The loss of any member of our senior management team could significantly harm us. To the extent that the services of members of our senior management team would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company. There can be no assurance that we would be able to locate or employ such personnel on acceptable terms or on a timely basis.

Our failure to maintain competitive compensation packages, including equity incentives, may be disruptive to our business. If one or more of our key personnel resigns from our company to join or form a competitor, the loss of such personnel and any resulting loss of existing or potential customers to any such competitor could harm our business, financial condition and results of operations. In addition, we may be unable to prevent the unauthorized disclosure or use of our technical knowledge, practices or procedures by departed personnel.

Disruptions to our physical infrastructure could lead to significant costs, reduce our revenues and harm our business reputation and financial results.

Our business depends on providing customers with highly reliable and secure services. A number of factors may disrupt our ability to provide services to our customers, including:

•	human error;

•	power loss;

•	physical or electronic security breaches;

•	terrorist acts;

•	interruptions to the fiber network;

•	hardware and software defects;

•	fire, earthquake, flood and other natural disasters;

•	improper maintenance by our landlords; and

•	sabotage and vandalism.

Disruptions at one or more of our data centers, whether or not within our control, could result in service interruptions or significant equipment damage, leading to significant costs and revenue reductions. Please see “—Risks Related to our Industry—Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.”

Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

We may incur substantial indebtedness in the future, which could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our debt obligations;

•	restrict us from making strategic acquisitions;

•

limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities, thereby placing us at a competitive disadvantage if our competitors are not as highly leveraged;

•	increase our vulnerability to general adverse economic and industry conditions; or

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness if we do not maintain specified financial ratios, thereby reducing the availability of our cash flow.

If we increase our indebtedness by borrowing under our revolving credit facility or incur other new indebtedness, the risks described above would increase.

Our insurance may not be adequate to cover all losses.

The insurance we maintain covers material damage to property, business interruption and third-party liability. This insurance contains limitations on the total coverage for damage due to catastrophic events, such as flooding or terrorism. In addition, there is an overall cap on our general insurance coverage of €34 million in any one year. There is, therefore, a risk that if one or more data centers were damaged, the total amount of the loss would not be recoverable by us. As we have multiple data centers in close proximity to each other located in Amsterdam, Frankfurt, Paris and Dublin, this increases the chance of us suffering uninsured losses.

Also, our insurance policies include customary exclusions, deductibles and other conditions that could limit our ability to recover losses. In addition, some of our policies are subject to limitations involving co-payments and policy limits that may not be sufficient to cover losses. If we experience a loss that is uninsured or that exceeds policy limits, or if customers consider that there is a significant risk that such an event will occur, this may negatively affect our reputation, business, financial condition and results of operations.

Our failure to meet the performance standards under our service level agreements may subject us to liability to our customers, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

We have service level agreements with substantially all of our customers in which we provide various guarantees regarding our level of service. Our inability to provide services consistent with these guarantees may lead to large losses for our customers, who consequently may be entitled to service credits for their accounts or to terminate their relationship with us. We have issued service credits to customers in the past due to our failure to meet service level commitments, as was the case in connection with an outage in some cabinets in one of our Paris data centers in 2009, and we may do so in the future. We cannot be sure that our customers will accept these service credits as compensation in the future. Our failure or inability to meet a customer’s expectations or any deficiency in the services we provide to customers could result in a claim against us for substantial damages. Provisions contained in our agreements with customers attempting to limit damages, including provisions to limit liability for damages, may not be enforceable in all instances or may otherwise fail to protect us for liability damages.

We could be subject to costs, as well as claims, litigation or other potential liability, in connection with risks associated with the security of our data centers.

One of our key service offerings is our high level of physical premises security. Many of our customers entrust their key strategic IT services and applications to us due, in part, to the level of security we offer. A party who is able to breach our security could physically damage our and our customers’ equipment and/or misappropriate either our proprietary information or the information of our customers or cause interruptions or malfunctions in our operations.

There can be no assurance that the security of any of our data centers will not be breached or the equipment and information of our customers put at risk. Any security breach could have a serious effect on our reputation and could prevent new customers from choosing our services and lead to customers terminating their contracts early and seeking to recover losses suffered, which could have a material adverse effect on our business, financial condition and results of operations. We may incur significant additional costs to protect against physical premises security breaches or to alleviate problems caused by such breaches.

We face risks relating to foreign currency exchange rate fluctuations.

Our reporting currency for purposes of our financial statements is the euro. However, we also incur revenues and operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner and Swedish krona. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage the risk of our foreign currency exposure.

The slowdown in global economies and their delayed recovery may have an impact on our business and financial condition in ways that we currently cannot predict.

The slowdown and delayed recovery in the global financial markets could continue to have an adverse effect on our business and our financial condition. If the market conditions continue to remain weak or uncertain, some of our customers may have difficulty paying us and we may experience increased churn in our customer base. Our sales cycle could also lengthen as customers slow spending, or delay decision-making, on our services, which could adversely affect our revenue growth. Finally, we could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers.

Additionally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

Risks Related to our Industry

The European data center industry has suffered from over-capacity in the past, and a substantial increase in the supply of new data center capacity and/or a general decrease in demand for data center services could have an adverse impact on industry pricing and profit margins.

Between 2001 and 2004, the European data center industry suffered from overcapacity due to difficult telecommunications and technology market conditions when the value of many new Internet-based companies fell after a period of significant growth. During the period of growth, many customers contracted to use more space than they needed and in the downturn in the market that followed, the number of Internet-related business failures increased significantly, resulting in high levels of customer churn due to the termination or non-renewal of contracts.

A substantial increase in the supply of new data center capacity in the European data center market and/or a general decrease in demand, or in the rate of increase in demand, for data center services could have an adverse impact on industry pricing and profit margins. If there is not sufficient customer demand for data center services, our business, financial condition and operating results would be adversely affected.

If we do not keep pace with technological changes, evolving industry standards and customer requirements, our competitive position will suffer.

The Internet and telecommunications industries are characterized by rapidly changing technology, evolving industry standards and changing customer needs. Accordingly, our future success will depend, in part, on our ability to meet the challenge of these changes. Among the most important challenges that we may face are the need to: continue to develop our strategic and technical expertise, influence and respond to emerging industry standards and other technological changes, enhance our current services and develop new services that meet changing customer needs.

All of these challenges must be met in a timely and cost-effective manner. Some of our competitors may have greater financial resources, which would allow them to react better or more quickly to changes than we may be able to. We may not effectively meet these challenges as rapidly as our competitors or at all and our failure to do so could harm our business.

Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

Due to the high volume of important data that passes through data centers, there is a real risk that terrorists seeking to damage financial and technological infrastructure view data centers generally, and those in concentrated areas specifically, as potential targets. These factors may increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business, financial condition and results of operations if we were unable to pass such costs on to our customers. These circumstances may also adversely affect the ability of companies, including ourselves, to raise capital. We may not have adequate property and liability insurance to cover terrorist attacks.

In addition, we depend heavily on the physical infrastructure (particularly as it relates to power) that exists in the markets in which we operate. Any damage to such infrastructure, particularly in the major European markets such as Amsterdam, Frankfurt, London, Madrid and Paris, where we derive a substantial amount of our revenue and which are likely to be more prone to terrorist activities, may materially and adversely affect our business.

Our carrier neutral business model depends on the presence of numerous telecommunications carrier networks in our data centers.

The presence of diverse telecommunications carriers’ fiber networks in our data centers is critical to our ability to retain and attract new customers. We are not a telecommunications carrier and as such we rely on third parties to provide our non-carrier customers with carrier services. We cannot assure you that the carriers operating within our data centers will not cease to do so. For example, as a result of strategic decisions or consolidations, some carriers may decide to downsize or terminate connectivity within our data centers, which could have an adverse effect on our business, financial condition and results of operations.

We may be subject to reputational damage and legal action in connection with the information disseminated by our customers.

We may face potential direct and indirect liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims, as well as reputational damage, based on the nature and content of the materials disseminated from our data centers, including on the grounds of allegations of the illegality of certain activities carried out by customers through their equipment located in our data centers. For example, lawsuits may be brought against us claiming that content distributed by our customers may be regulated or banned. Our general liability insurance may not cover any such claim or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails (“spam”), which may be viewed as offensive by recipients, from servers hosted at our data centers to a number of people, typically to advertise products or services. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to spam. Although our contracts with our customers prohibit them from spamming, there can be no assurance that customers will not engage in this practice, which could subject us to claims for damages, damage our reputation and have a material adverse effect on our business.

Risks Related to Regulation

Laws and government regulations governing Internet-related services, related communication services and information technology and electronic commerce, across the European countries in which we operate, continue to evolve and, depending on the evolution of such regulations, may adversely affect our business.

Laws and governmental regulations governing Internet-related services, related communications services and information technology and electronic commerce continue to evolve. This is true across the various European countries in which we operate. In particular, the laws regarding privacy and those regarding gambling and other activities that certain countries deem illegal are continuing to evolve.

Changes in laws or regulations (or the interpretation of such laws or regulations) or national or EU policy affecting our activities and/or those of our customers and competitors, including regulation of prices and interconnection arrangements, regulation of access arrangements to types of infrastructure, regulation of privacy requirements through the protection of personal data and regulation of activity considered illegal through rules affecting data center and managed service providers could materially adversely affect our results by decreasing revenue, increasing costs or impairing our ability to offer services.

The industry in which we operate is subject to environmental and health and safety laws and regulations and may be subject to more stringent efficiency, environmental and health and safety laws and regulations in the future.

We are subject to various environmental and health and safety laws and regulations, including those relating to the generation, storage, handling and disposal of hazardous substances and technological equipment, the maintenance of warehouse facilities and the generation and use of electricity. Certain of these laws and regulations are capable of imposing liability for the entire cost of the investigation and remediation of contaminated sites, without regard to fault or the lawfulness of the disposal activity, on former owners and operators of real property and persons who have disposed of or released hazardous substances at any location. Compliance with these laws and regulations could impose substantial ongoing compliance costs and operating restrictions on us.

Hazardous substances or regulated materials of which we are not aware may be present at data centers leased and operated by us. If any such contaminants are discovered at our data centers, we may be responsible under applicable laws, regulations or leases for any required removal or clean-up or other action at substantial cost.

Our facilities contain tanks and other containers for the storage of diesel fuel and significant quantities of lead acid batteries to provide back-up power. We cannot guarantee that our environmental compliance program will be able to prevent leaks or spills in these or other technical installations.

In addition, as consumers of substantial amounts of electricity, we may be affected by the new UK Carbon Reduction Commitment Energy Efficiency Scheme, or the Scheme. The CRC Energy Efficiency Scheme Order 2010 entered into force on March 22, 2010 introducing a mandatory cap and trade scheme from April 1, 2010 applying to organizations, including our own, whose mandatory half hourly metered electricity consumption is greater than 6,000 MWh in the qualification period (which for the first phase of the CRC is calendar year 2008). Potential impacts on our data centers in the UK include the costs associated with improving energy efficiency and the administrative costs of participating in the Scheme. We will be required to purchase emissions allowances from the UK Government to cover our direct and indirect emissions in April of each year of the Scheme beginning in April 2012 (where allowances will be purchased for emissions from the 2011 fiscal year). The cost of the allowances for the initial period of the scheme will be £12/tonne, although the cost could increase in the later years of the Scheme, as allowances will be auctioned after the initial three-year introductory phase (as opposed to sold at a fixed price of £12/tonne).

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard (including the EU Energy End-Use Efficiency and Energy Services Directive (Directive 2006/32/EC)). It is possible that the resulting legislation will mean that service providers that consume energy, such as us, may incur increased energy costs, and/or caps on energy use. In addition, further to the Copenhagen Accord in respect of international climate change negotiations agreed at the UN Climate Change Summit in December 2009, the European Union has announced its commitment to reduce the greenhouse gas emissions across the European Union by 20% compared to 1990 levels (rising to 30% if other developed countries commit to comparable emission reduction targets and developing countries contribute adequately according to their responsibilities and respective capabilities). It is expected that this commitment may give rise to future domestic legislation relating to energy efficiency across the jurisdictions in which we have data centers and this may affect our business.

Non-compliance with, or liabilities under, existing or future environmental or health and safety laws and regulations, including failure to hold requisite permits, or the adoption of more stringent requirements in the future, could result in fines, penalties, third-party claims and other costs that could have a material adverse effect on us.

Risks Related Our Ordinary Shares

The market price for our ordinary shares may be volatile.

The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

•	announcements of new products and services by us or our competitors;

•	technological breakthroughs in the data center, networking or computing industries;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry;

•	changes in the general condition of the global economy and financial markets;

•	general market conditions or other developments affecting us or our industry;

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

•	cost and availability of power and cooling capacity;

•	cost and availability of additional space inventory either through lease or acquisition in our target markets;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	changes in demand for interconnection and colocation products and services in general or at our facilities in particular;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other data center companies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived sales of additional ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

A substantial portion of our total outstanding ordinary shares may be sold into the market at any time. Such future sales or issuances, or perceived future sales or issuances, could adversely affect the price of our shares.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares, including those issued upon the exercise of our outstanding share options, the market price of our ordinary shares could be adversely impacted. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and price we deem appropriate. The ordinary shares offered in our initial public offering were eligible for immediate resale in the public market without restrictions. Shares previously held by our existing shareholders may also be sold in the public market in the future if registered under the Securities Act of 1933, as amended (the “Securities Act”), or if such shares qualify for an exemption from registration, including by reason of Rules 144 or 701 under the Securities Act, and subject to the 150-day lock-up period described below. Additionally, we intend to register all of our ordinary shares that we may issue under our employee stock ownership plans. Once we register those shares, they can be freely sold in the public market upon issuance, unless pursuant to their terms these stock awards have transfer restrictions attached to them. In connection with our initial pubic offering, we agreed with the underwriters not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for or repayable with ordinary shares, for 150 days after January 27, 2011 without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Barclays Capital Inc., the representatives of the underwriters in our initial public offering. Our executive officers and directors and our other existing security holders and option holders have agreed with the underwriters not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for or repayable with ordinary shares, for 150 days January 27, 2011 without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. If any existing shareholder or shareholders sell a substantial amount of shares after the expiration of the lock-up period, the prevailing market price for our shares could be adversely affected.

You may not be able to exercise pre-emptive rights.

Our board of directors has the power to limit or exclude pre-emptive rights in respect of any issue and/or grant rights to subscribe for ordinary shares. Such designation will be limited to our authorized share capital from time to time and will be effective for a period of five years. As a result, we may issue additional shares for future acquisitions or other purposes while excluding any pre-emptive rights. If we issue additional shares without pre-emptive rights, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our shares.

We may need additional capital and may sell additional ordinary shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash, anticipated cash flow from operations and proceeds from our initial public offering and high yield note issuances will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or utilize our existing or obtain a new credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would limit our ability to pay dividends or require us to seek consents for the payment of dividends, increase our vulnerability to general adverse economic and industry conditions, limit our ability to pursue our business strategies, require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs, and limit our flexibility in planning for, or reacting to, changes in our business and our industry. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have never paid, do not currently intend to pay and may not be able to pay any dividends on our ordinary shares.

We have never declared or paid any dividends on our ordinary shares and currently do not plan to declare dividends on our ordinary shares in the foreseeable future. If we were to choose to declare dividends in the future, the payment of cash dividends on our shares is restricted under the terms of the agreements governing our indebtedness. In addition, because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our and our subsidiaries’ indebtedness. In that regard, our wholly-owned subsidiaries are limited in their ability to pay dividends or otherwise make distributions to us. Under Dutch law, we may only pay dividends out of profits as shown in our adopted annual accounts. We will only be able to declare and pay dividends to the extent our equity exceeds the sum of the paid and called up portion of our ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law and our articles of association. Our board of directors will have the discretion to determine to what extent profits shall be retained by way of a reserve. Appropriation and distribution of dividends will be subject to the approval of our general meeting of shareholders. Our board of directors, in determining to what extent profits shall be retained by way of a reserve, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant.

Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law, and your shareholder rights under Dutch law may not be as clearly established as shareholder rights are established under the laws of some U.S. jurisdictions.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in The Netherlands. The rights of our shareholders and the responsibilities of members of our board of directors under Dutch law may not be as clearly established as under the laws of some U.S. jurisdictions. In the performance of its duties, our board of directors will be required by Dutch law to consider the interests of our company, our shareholders, our employees and other stakeholders in all cases with reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. We anticipate that all of our shareholder meetings will take place in The Netherlands.

In addition, the rights of holders of ordinary shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company. See Item 10 “Additional Information—General.”

The provisions of Dutch corporate law and our articles of association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our board of directors. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of our board of directors than if we were incorporated in the United States. See Item 10 “Additional Information—General.”

The interests of our principal shareholders may be inconsistent with your interests.

Following our initial public offering, private equity investment funds affiliated with Baker Capital indirectly owned 47.5% of our equity. Upon completion of our initial public offering, we entered into a shareholders agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our board of directors, including the right to nominate the chairman of our board of directors. Please see Item 7: “Major Shareholders and Related Party Transactions”, “Related Party Transactions—Shareholders Agreement with Baker Capital.” As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

We are a foreign private issuer and, as a result, as permitted by the listing requirements of the NYSE, we may rely on certain home country governance practices rather than the corporate governance requirements of the NYSE.

We intend to comply with the corporate governance rules of the NYSE. However, as a foreign private issuer, we are permitted by the listing requirements of the NYSE to rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the NYSE. For an overview of our corporate governance principles, see Item 16G “Corporate Governance.” Accordingly, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

You may be unable to enforce judgments obtained in U.S. courts against us.

We are incorporated under the laws of The Netherlands, and all or a substantial portion of our assets are located outside of the United States and certain of our directors and officers and certain other persons named in this annual report are, and will continue to be, non-residents of the United States. As a result, although we have appointed an agent for service of process in the United States, it may be difficult or impossible for United States investors to effect service of process within the United States upon us or our non-U.S. resident directors and officers or to enforce in the United States any judgment against us or them including for civil liabilities under the United States securities laws. Therefore, any judgment obtained in any United States federal or state court against us may have to be enforced in the courts of The Netherlands, or such other foreign jurisdiction, as applicable. Because there is no treaty or other applicable convention between the United States and The Netherlands with respect to legal judgments, a judgment rendered by any United States federal or state court will not be enforced by the courts of The Netherlands unless the underlying claim is relitigated before a Dutch court. Under current practice, however, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim (i) if that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) if that judgment does not contravene public policy of The Netherlands and (iii) if the jurisdiction of the United States federal or state court has been based on grounds that are internationally acceptable. Investors should not assume, however, that the courts of The Netherlands, or such other foreign jurisdiction, would enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the United States securities laws or that such courts would enforce, in original actions, liabilities against us predicated solely upon such laws.

We incur increased costs as a result of being a public company.

As a newly public company, we incur additional legal, accounting, insurance and other expenses that we have not incurred as a private company. We incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act and related rules implemented by the U.S. Securities and Exchange Commission (the “SEC”) and the NYSE have imposed increased regulation and required enhanced corporate governance practices for public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. We also expect these new rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

ITEM 4: INFORMATION ON THE COMPANY

Overview

We are a leading provider of carrier-neutral colocation data center services in Europe. We support over 1,100 customers through 28 data centers in 11 countries enabling them to protect, connect, process and distribute their most valuable information. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier-neutral colocation services includes space, power, cooling and a secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid, the main data center markets in Europe. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 350 carriers and Internet service providers and 20 European Internet exchanges. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

For the year ended December 31, 2010, our total revenue was €208.4 million, our operating profit was €46.7 million and our Adjusted EBITDA was €79.2 million, compared to €171.7 million in revenue, €32.0 million in operating profit and €62.7 million in Adjusted EBITDA in the year ended December 31, 2009. See “Presentation of Financial Information—Additional Key Performance Indicators.”

For the years ended December 31, 2010, 2009 and 2008, our net income was €14.7 million, €26.5 million and €37.4 million, respectively.

Strategy

Target New Customers in High Growth Segments to Further Develop our Communities of Interest

We categorize our customers into segments, and we will continue to target new customers in high growth market segments, including financial services, cloud and managed services providers, digital media and carriers. Winning new customers in these target markets enables us to expand existing, and build new, high value communities of interest within our data centers. For example, customers in the digital media segment benefit from the close proximity to content delivery network providers and Internet exchanges in order to rapidly deliver content to consumers. We expect the high value and reduced cost benefits of our communities of interest to continue to attract new customers, which will lead to decreased customer acquisition costs for us.

Increase Share of Spend from Existing Customers

We focus on increasing revenue from our existing customers in our target market segments. New revenue from our existing customers comprises a substantial portion of our new business, generating the majority of our new bookings. Our sales and marketing teams focus on proactively working with customers to identify expansion opportunities in new or existing markets.

Maintain Connectivity Leadership

We seek to increase the number of carriers in each of our data centers by expanding the presence of our existing carriers into additional data centers and targeting new carriers. We also will continue to develop our relationships with Internet exchanges and work to increase the number of Internet service providers in these exchanges. In countries where there is no significant Internet exchange, we will work with Internet service providers and other parties to create the appropriate Internet exchange. Our carrier sales and business development team will continue to work with our existing carriers and Internet service providers, and target new carriers and Internet service providers, to maximize our share of their data center spend, and to achieve the highest level of connectivity in each of our data centers.

Continue to Deliver Best-in-Class Customer Service

We will continue to provide a high level of customer service in order to maximize customer satisfaction and minimize churn. Our European Customer Service Centre operates 24 hours a day, 365 days a year, providing continual monitoring and troubleshooting and giving our customers one call access to full, multilingual technical support, thereby reducing our customers’ internal support costs. In addition, we will continue to develop our customer tools, which include an online customer portal to provide our customers with real-time access to information. We will continue to invest in our local service delivery and assurance teams, which provide flexibility and responsiveness to customer needs.

Disciplined Expansion and Conservative Financial Management

We plan to invest in our data center capacity, while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We only begin new expansions once we have identified customers and we have the capital to fully fund the build out. Our expansions are done in phases in order to manage the timing and scale of our capital expenditure obligations, reduce risk and improve our return on capital. Finally, we will continue to manage our capital deployment and financial management decisions based on adherence to our target internal rate of return on new expansions and target leverage ratios.

Our Services

We offer carrier-neutral colocation and managed services to our customers.

Colocation

Our colocation services provide clients with the space and power to deploy IT infrastructure in our world-class data centers. Through a number of redundant subsystems, including power, fiber and cooling, we are able to provide our customers with highly reliable services. Our colocation services are scalable, allowing our customers to upgrade space, connectivity and services as their requirements evolve. Our data centers employ a wide range of physical security features, including biometric scanners, man traps, smoke detection, fire suppression systems, and secure access. We provide colocation services including:

Space

Each of our data centers houses our customers’ IT infrastructure in a highly connected facility, designed and outfitted to ensure a high level of network reliability. This service provides space and power to our clients to deploy their own IT infrastructure. Customers can choose individual cabinets or a secure cage depending on their space and security requirements.

Power

Each of our data centers is equipped to offer our customers high power availability, including power backup in case of outage as the availability of power is essential to the operation of a data center. The vast majority of our data centers have redundant grid connections and all of our data centers have a power backup installation in case of outage. Generators in combination with uninterrupted power supply, or UPS, system, endeavor to ensure maximum availability. We provide a full range of output voltages and currents and we offer our customers a choice of guaranteed levels of availability between 99.9% and 99.999%.

Connectivity

We provide connectivity services that allow our customers to connect their IT infrastructure. These services offer connectivity with more than 350 telecommunications carriers and allow our customers to reduce costs while enhancing the reliability and performance associated with the exchange of Internet and other data traffic. Our connectivity options offer our customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers and some of the most important sources of IP data, content and distribution in the world.

Cross Connect

We install and manage physical connections running from our customers’ equipment to the equipment of our telecommunications carrier, Internet service providers and Internet exchange customers as well as other customers. Cross connects are physically secured in dedicated areas called Meet-Me rooms. Our staff test and install cables and patches and maintain cable trays and patch panels according to industry best practice.

Availability Monitoring

We assist our customers in evaluating their Internet service providers. We inspect our customers’ Internet connections and notify customers of defects. Our technicians are available to make repairs as requested.

Managed Services

In addition to providing colocation services, we provide a number of additional managed services, including systems monitoring, systems management, engineering support services, data back-up and storage. Some managed services are only performed on an ad hoc basis, as and when requested by the customer, while others are more recurring in nature. These services are provided either by us directly, or in conjunction with third parties.

Customers

We categorize our customers into customer segments including: digital media and distribution, enterprises, financial services, managed services providers and network providers. We have over 1,100 customers. The majority of our customers have contracts with us for an initial three to five year term.

In the year ended December 31, 2010, 33% of our Monthly Recurring Revenue came from our top 20 customers, 23% of our Monthly Recurring Revenue came from our top 10 customers and no single customer accounted for more than 5% of our Monthly Recurring Revenue.

The following table sets forth some of our representative customers by segment:

Digital Media and Distribution	Enterprises	Financial Services	Managed Service Providers	Network Providers
Akamai Internap Netlog RTL Interactive LBI Lost Boys	Sociedad Estatal Correos y Telegrafos, S.A. Canon Grupo Ferrovial DSV Fomento de Construcciones y Contratas, S.A.	LeasePlan Group ABN Amro Bank N.V. (as a successor to Fortis Bank (Nederland) N.V.) Trading Technologies Sungard Fixnetix	Hewlett-Packard IBM Terremark Siemens ControlCircle	AT&T British Telecom Bouygues Telecom Interoute Communications Colt

Customer service is provided locally by our in-country teams and centrally via our European Customer Service Centre located in London. The European Customer Service Centre supports five European languages (Dutch, English, French, German and Spanish) and is run by technical support staff and operates 24 hours a day, 365 days a year, in order to provide rapid and cost-effective technical and business support to all of our clients. In addition to its service desk functions, the European Customer Service Centre monitors and manages the performance of our data centers and takes care of network monitoring and other network operations center functions. The European Customer Service Centre arranges, as necessary, local engineering support, rapid response (out of hours emergency assistance), “backup and restore” and other managed services. There is also a customer relationship management system in place to electronically log each issue that the European Customer Service Centre is requested to address to ensure efficient and timely support.

Customer Contracts

Our customers typically sign contracts for the provision of colocation space together with basic service level agreements that provide for support services and other managed services. Unless customers notify us of their intention to terminate 90 days in advance of the end of the contract period, contracts (a majority of which have an initial term of three to five years) typically renew perpetually and automatically for successive one year periods. However, where beneficial to us we will, prior to the expiry of a customer contract, seek to re-negotiate and re-sign with a customer (generally for a minimum one-year period). Our contracts generally allow us the option to increase prices in accordance with local price indices in each jurisdiction and we are able to adjust the amount charged for power at any time and as frequently as necessary during the life of the contract to account for any increases in power costs we are charged by our suppliers.

Contracts for colocation services are priced on the basis of a monthly recurring fee reflecting charges for space, power used in the common parts of the data center, power “plugs” and metered power usage, with related infrastructure and implementation costs included in an initial set-up fee. Clients have two options with respect to power usage: either (i) to pay for power usage in “plugs” in advance (typically included in the total cabinet price), which are contractually defined amounts of power per month, for which the customer must pay in full, regardless of how much power is actually used; or (ii) to pay for their actual power usage in arrears on a metered basis. The first option (power plugs) is usually sold in shared areas of our data centers where customers pay per cabinet. The second option (metered power usage) is usually sold to customers taking dedicated space such as a cage, suite or private room where they are charged on a per square meter basis.

As with colocation services, our managed services are typically contracted on the basis of an annual contract (or longer where appropriate) and the fee generally consists of monthly recurring charges and usage based charges as appropriate, and may also include an initial set-up fee. If managed services are ad hoc in nature, they are invoiced on completion of the service.

Each new customer contract we enter into provides that in the event of a power outage or other equivalent service level agreement breach (e.g. for repeatedly crossing a temperature or humidity benchmark), the customer will receive a service credit in the form of a reduction in its next service fee payment, the credit being on a sliding scale to reflect the seriousness of the breach. Our customer contracts typically exclude liability for consequential or indirect loss suffered as a result of a service level agreement breach and for force majeure. Historically, our penalty payments under our service level agreements have been minimal.

Customer Accounts

Fees are typically invoiced quarterly in advance, with the exception of metered power usage which is invoiced monthly in arrears. On new contracts, we generally require deposits, which we are able to use to cover any non-payment of invoices. If accounts are not paid on time, we seek recovery through the court system.

Sales and Marketing

Our sales and marketing teams focus on proactively identifying customers who may be candidates to purchase additional space in existing and new data centers.

Sales

We sell our products and services through a local direct sales force and a centralized Major Accounts Team and by attending tradeshows, networking events and industry seminars. Our Major Accounts Team focuses on maximizing revenues across our European footprint from our largest customers and on identifying and developing new major accounts.

Marketing

Our marketing organization is responsible for identifying target customer segments, development of the value proposition that will enable us to succeed in our chosen segments, building and communicating a distinct brand, driving qualified leads into the sales pipeline and ensuring strategic alignment with key partners. Our marketing team supports our strategic priorities through the following primary objectives:

Customer Segmentation

Identification of the high-growth customer segments that we wish to target and development of the value proposition to enable success in our chosen markets. Working with our sales team, our marketing organization is also responsible for business development of key accounts in each segment.

Brand Management and Positioning

This includes brand identity unification, positioning at the corporate and country levels, the development of methodology, marketing assets and brand awareness programs for all of our business units.

Lead Generation

Utilizing online marketing, targeted advertising, direct marketing, event marketing and public relations programs and strategies to design and execute successful lead-generation campaigns leveraging telemarketing and direct sales to grow our pipeline and deliver our revenue goals.

Employees

As of December 31, 2010 we had a total of 337 employees (full time equivalents, excluding contractors and interim staff) of which 189 employees worked in operations and support, 67 employees worked in sales and marketing and 81 employees in general and administrative. Geographically, 247 of our employees were based in our country operations and 90 employees worked from our headquarters near Amsterdam and corporate offices in London as of December 31, 2010. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees are subject to collective bargaining agreements.

Leases

We do not own any data centers and instead lease all of our data center space. We generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms of 10 to 15 years with tenant-only rights to extend the lease with multiple 5-year increments, or alternatively through tenant-only rights to terminate the lease in year 10 or year 15. Our leases generally have fixed annual rent increases over the full term of the lease.

Data Center Operations

We have 28 carrier-neutral data centers in 13 metropolitan areas in 11 countries, representing approximately 67,300 square meters of maximum equippable space (as of December 31, 2010). We lease all of our premises. Maximum equippable space is the maximum amount of space in our data centers which is designed to be used and sold as Equipped Space.

All of our data centers are located in Europe and all of our revenues are generated in Europe. For more information on the geographic breakdown of our revenues, see Note 5 of our 2010 consolidated financial statements, included elsewhere herein.

We select sites for our data centers based primarily on expected customer demand, availability of power and access to telecommunications fiber routes. Most of our data centers are stand-alone structures, close to power sub-stations and telecommunication networks in light industrial areas outside of city centers, rather than residential areas where more prohibitive environmental regulations exist. Data center design and development is a highly complex process. Data center construction requires extensive planning and must navigate regulatory procedures which can vary by jurisdiction. We have developed extensive technical experience in building data centers in Europe and we are well-positioned to bring new data centers to market rapidly to meet customer demand.

The following table presents the key characteristics of our data centers.

			Maximum Equippable Space as of December 31, 2010
Country	Location	Initially ready for service Quarter	Square Meters
Austria	Vienna	Third Quarter, 2000	5,100
Belgium	Brussels	Third Quarter, 2000	4,800
Denmark	Copenhagen	Third Quarter, 2000	3,500
France	Paris—1	First Quarter, 2000	1,400
France	Paris—2	Third Quarter, 2001	3,000
France	Paris—3	Third Quarter, 2007	2,000
France	Paris—4	Third Quarter, 2007	1,300
France	Paris—5	Fourth Quarter, 2009	4,100
France	Paris—6	Third Quarter, 2009	1,400

			Maximum Equippable Space as of December 31, 2010
Country	Location	Initially ready for service Quarter	Square Meters
Germany	Dusseldorf	Second Quarter, 2000	2,800
Germany	Frankfurt—1	First Quarter, 1999	500
Germany	Frankfurt—2	Fourth Quarter, 1999	1,100
Germany	Frankfurt—3	First Quarter, 2000	2,100
Germany	Frankfurt—4	First Quarter, 2001	1,400
Germany	Frankfurt—5	Third Quarter, 2008	1,700
Germany	Frankfurt—6	Second Quarter, 2010	1,600
Ireland	Dublin—1	Second Quarter, 2001	1,100
Ireland	Dublin—2	First Quarter, 2010	1,700
The Netherlands	Amsterdam—1	First Quarter, 1998	600
The Netherlands	Amsterdam—2	First Quarter, 1999	700
The Netherlands	Amsterdam—3	Fourth Quarter, 1999	3,100
The Netherlands	Amsterdam—4*	Fourth Quarter, 2000	*
The Netherlands	Amsterdam—5	Fourth Quarter, 2008	4,500
The Netherlands	Hilversum	Third Quarter, 2001	800
Spain	Madrid	Third Quarter, 2000	4,000
Sweden	Stockholm	Third Quarter, 2000	1,400
Switzerland	Zurich	Fourth Quarter, 2000	6,400
UK	London	Third Quarter, 2000	5,200

Total			67,300

Note:

*	The maximum equippable space of Amsterdam—4 is included in the maximum equippable space of Amsterdam—1.

Competition

We compete with all providers of data center services including in-house and outsourced data centers. Our chief competitors among each of the types of competition are listed below.

Carrier-Neutral Colocation Data Centers

Carrier-neutral colocation data centers in Europe include Equinix, Telecity and Telehouse. These companies are our chief competitors.

IT Outsourcers and Managed Services Provider Data Centers

IT outsourcers and managed services providers in Europe include HP, IBM, Logica, Rackspace, Sungard and Terremark.

Wholesale Data Centers

Competitor wholesale data center providers include Digital Realty Trust and Global Switch.

Carrier-Operated Data Centers

Carriers that operate their own data centers in Europe include AT&T, BT, Cable & Wireless, Colt Telecom, Savvis and Verizon.

Please see Item 3 “Key Information—Risk Factors—We face significant competition and we may not be able to compete successfully against current and future competitors.”

Litigation

We have not been party to any legal proceedings, governmental or arbitration proceedings during the 12 months preceding the date of this annual report which may have, or have had in the recent past, a significant effect on our financial position.

Regulation

Although we are not subject to any financial regulations (such as outsourcing requirements, MiFID or Basel II), our financial services customers commonly are. In their contracts with us, these financial services customers impose access, audit and inspection rights to those parts of our data centers that contain their equipment so that they can satisfy their regulatory requirements.

In addition, as consumers of substantial amounts of electricity, we may be affected by the new UK Carbon Reduction Commitment Energy Efficiency Scheme, or the Scheme. The CRC Energy Efficiency Scheme Order 2010 entered into force on March 22, 2010 introducing a mandatory cap and trade scheme from April 1, 2010 applying to organizations, including our own, whose mandatory half hourly metered electricity consumption is greater than 6,000 MWh in the qualification period (which for the first phase of the CRC is calendar year 2008). Potential impacts on our data centers in the UK include the costs associated with improving energy efficiency and the administrative costs of participating in the Scheme. We will be required to purchase emissions allowances from the UK Government to cover our direct and indirect emissions in April of each year of the Scheme beginning in April 2012 (where allowances will be purchased for emissions from the 2011 fiscal year). The cost of the allowances for the initial period of the scheme will be £12/tonne, although the cost could increase in the later years of the Scheme, as allowances will be auctioned after the initial three-year introductory phase (as opposed to sold at a fixed price of £12/tonne).

Data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard (including the EU Energy End-Use Efficiency and Energy Services Directive (Directive 2006/32/EC)). It is possible that the resulting legislation will mean that service providers that consume energy, such as us, may incur increased energy costs, and/or caps on energy use. In addition, further to the Copenhagen Accord in respect of international climate change negotiations agreed at the UN Climate Change Summit in December 2009, the European Union has announced its commitment to reduce the greenhouse gas emissions across the European Union by 20% compared to 1990 levels (rising to 30% if other developed countries commit to comparable emission reduction targets and developing countries contribute adequately according to their responsibilities and respective capabilities). It is expected that this commitment may give rise to future domestic legislation relating to energy efficiency across the jurisdictions in which we have data centers and this may affect our business.

As an operator of data centers which act as content and connectivity hubs facilitating the storage, sharing and distribution of data, content and media for customers, we have in place an Acceptable Use Policy which applies to all of our customers using Internet connectivity services provided by us and which requires our customers to respect all legislation pertaining to the use of Internet services, including email.

We are subject to telecommunications regulation in the various European jurisdictions in which we presently operate, most notably the EU Regulatory Framework. Under these regulations, we are not required to obtain licenses for the provision of our services. However, we may be required to notify the national telecommunications regulator in certain European jurisdictions about these services. We have made the necessary notifications for such jurisdictions.

By operating data centers, we will process personal data under the EU Data Protection Directive (95/46/EC). We are not directly subject to this regulation in most European jurisdictions as we only process this data on behalf of our customers. However, in some jurisdictions this may impose additional obligations on us, such as an obligation to take reasonable steps to protect that information.

Insurance

We have in place insurance coverage which we consider to be reasonable and against the type of risks usually insured by companies carrying on the same or similar types of business as ours in the markets in which we operate. Our insurance broadly falls under the following four categories: professional indemnity, general third party liability, directors and officers liability and property damage insurance and business interruption insurance.

Our History

European Telecom Exchange BV was incorporated on April 6, 1998, which (after being renamed InterXion Holding B.V. on June 12, 1998) was converted into InterXion Holding N.V. on January 11, 2000. From inception onwards we have grown our colocation business organically. We have developed our current footprint (both in terms of countries and cities) between 1999 and 2001 and now operate in 11 countries and 13 cities. Following the industry downturn beginning in 2001 as a result of a sharp decline in demand for Internet-based businesses, we restructured to refocus on a broader and more stable customer base. We have since focused on shifting our customer base from primarily emerging Internet companies and carriers to a wide variety of established businesses seeking to house their IT infrastructure.

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with the consolidated financial statements and notes thereto and with the financial information presented in Item 18 “Financial Statements” included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in “—Liquidity and Capital Resources” below and Item 3 “Key Information—Risk Factors” above. All forward-looking statements in this annual report are based on information available to us as of the date of this annual report and we assume no obligation to update any such forward-looking statements.

Overview

We are a leading carrier-neutral colocation data center services provider in Europe. Our core offering is carrier-neutral colocation services, which we sell to over 1,100 customers. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering is carrier-neutral colocation services, which includes space, uninterrupted power and a secure environment in which to house our customers’ computing, network, storage and IT infrastructure. Our carrier-neutral colocation services enable our customers to reduce operational and capital expenses while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and deliver our services through 28 data centers in 11 countries strategically located in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid, which are the main data center markets in Europe. Because our data centers are located in close proximity to the intersection of telecommunications fiber routes and power sources, we are able to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Our data centers house connections to more than 350 carriers and Internet service providers and 20 European Internet exchanges, which allows our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers and Internet service providers, and to other customers, fosters the development of value-added communities of interest, which are important to customers in each of our segments: network providers, managed services providers, enterprises, financial services and digital media. Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community to both existing and potential customers.

Growth in Internet traffic, cloud computing and the use of customer-facing hosted applications are driving significant demand for high quality carrier-neutral colocation data center services. This demand results from the need for either more space or more power, or both. These needs, in turn, are driven by, among other factors, decreased cost of Internet access, increased broadband penetration, increased usage of high-bandwidth content, increased number of wireless access points and growing availability of Internet and network based applications. If the global economy’s recovery stalls or is reversed, global IP traffic may grow at a lesser rate, which could lead to a slowdown in the increase in demand for our services.

Our ability to meet the demand for high quality carrier-neutral colocation data center services depends on our ability to add capacity by expanding existing data centers or by locating and securing suitable sites for additional data centers that meet our specifications, such as proximity to numerous network service providers, access to a significant supply of electrical power and the ability to sustain heavy floor loading.

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier-neutral colocation data center service providers, such as Equinix, Telecity and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

Key Aspects of Our Financial Model

We offer carrier-neutral colocation services to our customers. Our revenues are mostly recurring in nature and in the last several years, Recurring Revenue has consistently represented over 90% of our total revenue. Our contracted Recurring Revenue model together with low levels of Average Monthly Churn provide significant predictability of future revenue.

Revenue

We enter into contracts with our customers for initial terms of generally three to five years, with annual price escalators and with automatic one-year renewals after the end of the initial term. Our customer contracts provide for a fixed monthly recurring fee for our colocation, managed services and, in the case of cabinets, fixed amounts of power pre-purchased at a fixed price. These fees are billed monthly, quarterly or bi-annually in advance, together with fees for other services such as the provision of metered power (based on a price per kilowatt hour actually consumed), billed monthly in arrears, or fees for services such as remote hands and eyes support, billed on an as-incurred basis.

The following table presents our future committed revenues expected to be generated from our fixed-term customer contracts as of December 31, 2010, 2009 and 2008.

	2010	2009	2008
	(€’000)
Within 1 year	154,634	101,235	84,074
Between 1 to 5 years	149,900	96,392	90,204
After 5 years	18,606	16,093	7,553

	323,140	213,720	181,831

We recognize revenue when it is probable that future economic benefits will be realized and these benefits can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable.

Revenues from contracts with multiple-element arrangements (e.g. installations and setup, equipment sales, data center and managed services) are recognized based on the residual value method, provided the delivered elements have value to customers on a stand-alone basis.

Colocation revenues are earned by providing data center services to customers at our data centers. Colocation revenues are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter.

Power revenues vary with the amount of power our customers use and are generally matched with corresponding power costs. At the start of the contract, we also bill our customers in advance a fee for the installation and set-up of their contracted space within our data centers. The revenue from this initial set-up fee is recognized over the term of the customer contract and also recorded as Recurring Revenue.

Other services revenue relates mainly to managed services and connectivity. Revenue from other services is recognized when the services are rendered.

Deferred revenues relating to invoicing in advance and initial set-up fees are carried on the balance sheet. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Recurring Revenue comprises revenue that is incurred monthly from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.

Costs

Our cost base consists primarily of personnel, power and property costs.

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of December 31, 2010 we employed 337 full-time employees: 189 in operations and support; 67 in sales and marketing; and 81 in general and administrative. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also allows us to leverage existing personnel within a data center campus.

In 2008, 2009 and 2010, we invested resources in sales and marketing personnel to engage with our existing and potential customers on an industry basis. This has enabled us to establish closer relationships with our customers thereby allowing us to understand and anticipate their needs and to forecast demand and helping us plan the scope and timing of our expansion activities.

Our customers’ equipment consumes significant amounts of power and generates heat. In recent years the amount of power consumed by an individual piece of equipment, or power density, has increased as processing capacity has increased. In maintaining the correct environmental conditions for the equipment to operate most effectively, our cooling and air conditioning infrastructure also consume significant amounts of power. Our power costs are variable and directly dependent on the amount of power consumed by our customers’ equipment. Our power costs also increase as the Utilization Rate of a data center increases. Increases in power costs due to increased usage by our customers are generally matched by corresponding increases in power revenues.

The unit price we pay for our power also has an impact on our power costs. We generally enter into contracts with local utility companies to purchase power at fixed prices for periods of one or two years. Within substantially all of our customer contracts, we have the right to adjust at any time the price we charge for our power services to allow us to recover increases in the unit price we pay.

We do not own any data centers and instead lease all of our data center space. We generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms of 10 to 15 years with tenant-only rights to extend the lease with multiple 5-year increments, or alternatively through tenant-only rights to terminate the lease in year 10 or year 15. Our leases generally have fixed annual rent increases over the full term of the lease.

Larger increases in our property costs occur when we bring new data centers into service. Bringing new data centers into service also has the effect of temporarily reducing our overall Utilization Rate while the utilization of the new data center increases as we sell to customers.

In addition, we enter into annual maintenance contracts with our major plant and equipment suppliers. This cost increases as new maintenance contracts are entered into in support of new data center operations.

Operating Leverage

Due to the relatively fixed nature of our costs, we generally experience margin expansion as our Utilization Rate at existing data centers increases. Our margins and the rate of margin expansion will vary based upon the scope and scale of our capacity expansions, which affects our overall Utilization Rate.

Exceptional Items

We disclose exceptional items separately as “Other income” and “Exceptional expenses” to enable a better understanding of our financial performance.

Exceptional income and expense that we have disclosed separately in the last three annual financial periods have included abandoned transaction costs, net insurance compensation benefits from a large insurance claim and movements in the provision for onerous lease contracts. Onerous lease contracts are those in which we expect losses to be incurred in respect of unused data center sites over the term of the lease contract. Provisions for these leases are based upon the present value of the future contracted payout under these leases, and movements in the provision for onerous lease contracts are reflected on our income statement. These movements arise principally from changes in the underlying discount rate and are treated as exceptional items. We sublease portions of these unused sites to third parties and treat the income from these subleases as exceptional income.

The provision for onerous lease contracts principally relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This expansion program, closely matched to both customer demand and available capital resources, has continued since that time. We do not commit to a phase of an expansion or construction of a data center unless we have cash and committed capital available to complete the phase. Since 2006, we have raised debt capital to fund our expansion program, and this has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs of the data center. In 2010, we refinanced the company’s debt in February 2010 when we issued €200 million of 9.5% senior secured notes, which was primarily used to repay existing debt, and a further tap offering of €60 million in November 2010. For the full year, the major components of net finance expense consisted of interest expense of €18.3 million and a €10.2 million one time write off of costs associated with the refinancing in February 2010 together with an unwinding of interest on provisions that had been discounted to their present value at initial recognition.

We fund the expansion programs within operating entities principally through intra-group loans and since 2008, exchange differences arising, if any, on net investments including receivables from or payable to a foreign operation, are recognized directly in the foreign currency translation reserve within equity in accordance with IAS 21. Prior to 2008, these exchange differences were recognized as net finance expense or income.

We discuss our capital expenditures and our capital expansion program below in “—Liquidity and Capital Resources.”

Income Tax Expense

Since inception we have generated significant tax loss carry forwards in all of our jurisdictions. In 2006, we became net income positive and began offsetting our tax loss carry forwards against taxable profits. As at December 31, 2010 we have recognized most of our tax losses. We will continue to recognize the remaining deferred tax assets progressively as we become profitable in the respective jurisdiction. We expect to be able to continue to use our tax loss carry forwards to mitigate cash taxes going forward.

Segment Reporting

We report our financials in two segments, which we have determined based on our management and internal reporting structure: the first being France, Germany, The Netherlands and UK and the second being the Rest of Europe, which comprises our operations in Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are presented as “corporate and other” and comprise mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases, as further explained below) and revenue and expenses related to such onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities. Segment capital expenditure is the total cost directly attributable to a segment incurred during the period to acquire property, plant and equipment.

Results of Operations

The following table presents our operating results for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,	Year ended December 31,
	2010(1)	2010	2009	2008
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Revenue	276,498	208,379	171,668	138,180
Cost of sales	(120,952)	(91,154)	(78,548)	(63,069)

Gross profit	155,546	117,225	93,120	75,111
Other Income	564	425	746	2,291
Sales and marketing costs	(19,999)	(15,072)	(11,253)	(9,862)
General and administrative costs
Deprecation, amortization and impairments	(41,277)	(31,108)	(21,960)	(15,083)
Exceptional expenses	(199)	(150)	(8,594)	(1,611)
Share-based payment	(2,234)	(1,684)	(950)	(1,660)
Other general and administrative costs	(30,453)	(22,950)	(19,124)	(16,998)

General and administrative costs	(74,163)	(55,892)	(50,628)	(35,352)

Operating profit	61,948	46,686	31,985	32,188
Net finance expense	(39,069)	(29,444)	(6,248)	(3,713)

Profit before taxation	22,879	17,242	25,737	28,475
Income tax benefit (expense)	(3,397)	(2,560)	715	8,899

Net income	19,482	14,682	26,452	37,374

Basic earnings per share	0.44	0.33	0.60	0.87

Adjusted EBITDA(2)	105,094	79,203	62,743	48,251

The following table presents our operating results as a percentage of revenues for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
Revenue	100%	100%	100%

	Year ended December 31,
	2010	2009	2008
Cost of sales	(44)	(46)	(46)

Gross profit	56	54	54
Other income	0	0	2
Sales and marketing costs	(7)	(7)	(7)
General & administrative costs
Depreciation, amortization and impairments	(15)	(13)	(11)
Exceptional expenses	0	(5)	(1)
Share-based payments	(1)	(1)	(1)
Other general and administrative costs	(11)	(11)	(12)

General and administrative costs	(27)	(29)	(26)

Operating profit	22	19	23
Net finance expense	(14)	(4)	(3)

Profit before taxation	8	15	21
Income tax benefit (expense)	(1)	0	6

Net income	7%	15%	27%

Adjusted EBITDA margin(2)	38%	37%	35%

Notes:

(1)	The operating results for the year ended December 31, 2010 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2010 and for euro into U.S. dollars of €1.00 = U.S. 1.3269. See Item 3 “Key Information—Exchange Rates” for additional information.
(2)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €50 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. See “—EBITDA and Adjusted EBITDA” for a more detailed description.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, the most directly comparable IFRS performance measure, for the periods indicated:

	Year ended December 31,	Year ended December 31,
	2010(1)*	2010	2009	2008
	(U.S. $’000)	(€’000)
Other financial data
Operating profit	61,948	46,686	31,985	32,188
Depreciation, amortization and impairments	41,277	31,108	21,960	15,083

EBITDA	103,225	77,794	53,945	47,271

	Year ended December 31,	Year ended December 31,
	2010(1)*	2010	2009	2008
	(U.S. $’000)	(€’000)
Share-based payments	2,234	1,684	950	1,660
Exceptional expenses
Increase/(decrease) in provision for onerous lease contracts(a)	199	150	3,753	1,611
Abandoned transaction costs(b)	—	—	4,841	—
Personnel costs	—	—	—	—
Exceptional income	(564)	(425)	(746)	(2,291)

Adjusted EBITDA(2)*	105,094	79,203	62,743	48,251

Note:

*	References are to the footnotes above.
(a)	“Increase (decrease) in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(b)	“Abandoned transaction costs” represents expenses associated with the write-off of capitalized initial public offering costs.

The following table sets forth some of our key performance indicators as of the dates indicated:

	As of December 31,
	2010	2009	2008
Equipped Space(1) (square meters)	61,000	54,800	43,200
Utilization Rate(2)	72%	70%	77%

Notes:

(1)	Equipped Space is the amount of data center space that, on the date indicated, is equipped and either sold or could be sold, without making any additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space which cannot be sold to individual customers, such as corridors.
(2)	Utilization Rate is, on the relevant date, Revenue Generating Space as a percentage of Equipped Space; some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate may not reach 100%.

Years Ended December 31, 2010 and 2009

Revenue

Our revenue for the years ended December 31, 2010 and 2009 was as follows:

	Year ended December 31,				Change
	2010	%	2009	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	192,973	93	161,314	94	31,659	20

	Year ended December 31,				Change
	2010	%	2009	%	€	%
	(€’000, except percentages)
Non-recurring revenue	15,406	7	10,354	6	5,052	49

	208,379	100	171,668	100	36,711	21

Revenue increased to €208.4 million for the year ended December 31, 2010 from €171.7 million for the year ended December 31, 2009, an increase of 21%. Recurring revenue increased by 20% and non-recurring revenue increased by 49% from the year ended December 31, 2009 to the year ended December 31, 2010. The period over period growth in recurring revenue was primarily the result of an increase of approximately 5,300 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions. During the year ended December 31, 2010, we recorded approximately €6.3 million of revenue from our new data centers in Dublin and Frankfurt as well as expansions to existing data centers in Amsterdam, London, and Zurich.

Cost of Sales

Cost of sales increased to €91.2 million for the year ended December 31, 2010 from €78.5 million for the year ended December 31, 2009, an increase of 16%. Cost of sales was 44% of revenue for the year ended December 31, 2010 and 46% for the year ended December 31, 2009. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €4.3 million in external installation costs, (ii) an increase of €3.3 million in property costs, (iii) €2.0 million in higher compensation costs and (iv) €1.5 million in utility costs as a result of increased customer installations.

Equipped Space increased by approximately 6,200 square meters during the year ended December 31, 2010 as a result of a new data center in Dublin and Frankfurt as well as expansions to existing data centers in Amsterdam, Paris and Zurich. We expect cost of sales as a percent of revenue to decrease as we increase utilization at our existing facilities. This decrease may be partially offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Sales and Marketing Costs

Our sales and marketing costs increased to €15.1 million for the year ended December 31, 2010 from €11.3 million for the year ended December 31, 2009, an increase of 34%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2010 and 2009.

The increase in sales and marketing costs was primarily a result of an increase of €2.5 million in compensation and related costs due to increases in employee headcount as we have continued to invest in our industry focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, exceptional expenses, share-based payments and other general and administrative costs.

Depreciation, Amortization and Impairments

Depreciation, amortization and impairments increased to €31.1 million for the year ended December 31, 2010 from €22.0 million for the year ended December 31, 2009, an increase of 42%. Depreciation, amortization and impairments was 15% of revenue for the year ended December 31, 2010 and 13% of revenue for the year ended December 31, 2009. This increase was due to new data centers and data center expansion.

Exceptional Expenses

Exceptional expenses comprise significant items which are separately disclosed by virtue of their size, nature or incidence to enable a better understanding of our financial performance. In the year ended December 31, 2010, we recorded €0.2 million of exceptional expenses relating to an increase in the provision we have made for our onerous leases, which was offset by the sublease revenue in the unused data center site in Munich terminating in March 2016.

In determining Adjusted EBITDA we also add back share-based payments. For the year ended December 31, 2010 we recorded share-based payments of €1.7 million.

Other General and Administrative Costs

Other general and administrative costs increased to €23.0 million for the year ended December 31, 2010 from €19.1 million for the year ended December 31, 2009, an increase of 20%. Other general and administrative costs were 11% of revenue for each of the years ended December 31, 2010 and December 31, 2009. The increase in the other general and administrative costs was due to an increase of €1.7 million in compensation costs resulting from headcount growth.

Net Finance Expense

Net finance expense for the year ended December 31, 2010 primarily consists of a €29.4 million net interest expense. Net finance expense increased to €29.4 million for the year ended December 31, 2010 from €6.2 million for the year ended December 31, 2009, an increase of 374%. Net finance expense was 14% of revenue for the year ended December 31, 2010 and 4% of revenue for the year ended December 31, 2009. The increase in net finance expense for the year December 31, 2010 was due primarily to the one-off charges amounting to €10.2 million associated with the debt refinancing in the first quarter and the greater outstanding principal amount of the Senior Secured Notes and higher interest rate compared to the old bank facilities.

During each of the years ended December 31, 2010 and 2009, we capitalized €2.0 million of finance expense to construction in progress.

Other Income

Other income represents income that we do not consider part of our core business, including income from the sublease of parts of our onerous lease contracts. Additionally, we reported a net insurance compensation benefit of €0.3 million for the year ended December 31, 2009 as a result of fire damage incurred in 2008.

Income Taxes

Income tax expense was €2.6 million for the year ended December 31, 2010 compared to an income tax benefit of €0.7 million for the year ended December 31, 2009. Income tax expense was 1% of revenue for the year ended December 31, 2010 and 0% of revenue for the year ended December 31, 2009.

We recorded current tax expenses of €1.8 million for the year ended December 31, 2010 and €0.7 million for the year ended December 31, 2009. We recorded deferred tax expense of €0.7 million for the year ended December 31, 2010 and a benefit of €1.4 million for the year ended December 31, 2009, arising from the net impact of the utilization of deferred tax assets on loss carry-forwards as well as the initial recognition of deferred tax assets on loss carry-forwards.

Years Ended December 31, 2009 and 2008

Revenue

Our revenue for the years ended December 31, 2009 and 2008 was as follows:

	Year ended December 31,				Change
	2009	%	2008	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	161,314	94	127,307	92	34,007	27
Non-recurring revenue	10,354	6	10,873	8	(519)	(5)

	171,668	100	138,180	100	33,488	24

Revenue increased to €171.7 million for the year ended December 31, 2009 from €138.2 million for the year ended December 31, 2008, an increase of 24%. Recurring revenue increased by 27% and non-recurring revenue decreased by 5% from the year ended December 31, 2008 to the year ended December 31, 2009. The period over period growth in recurring revenue was primarily the result of an increase of approximately 5,100 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions. During the year ended December 31, 2009, we recorded approximately €5.1 million of revenue from our new data center in Paris as well as expansions to existing data centers in Brussels, Copenhagen, London, Madrid and Paris.

Cost of Sales

Cost of sales increased to €78.5 million for the year ended December 31, 2009 from €63.1 million for the year ended December 31, 2008, an increase of 24%. Cost of sales was 46% of revenue for each of years ended December 31, 2009 and 2008. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €9.5 million in utility costs as a result of increased customer installations, (ii) €3.0 million in higher compensation costs and (iii) an increase of €1.9 million in property costs. Equipped Space increased by approximately 11,600 square meters during the year ended December 31, 2009 as a result of a new data center in Paris as well as expansions to existing data centers in Brussels, Copenhagen, London, Madrid and Paris. We expect cost of sales as a percent of revenue to decrease as we increase utilization at our existing facilities. This decrease may be partially offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Sales and Marketing Costs

Our sales and marketing costs increased to €11.3 million for the year ended December 31, 2009 from €9.9 million for the year ended December 31, 2008, an increase of 14%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2009 and 2008.

The increase in sales and marketing costs was primarily a result of an increase of €1.0 million in compensation costs due to increases in employee headcount as we have continued to invest in our industry-focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, exceptional expenses, share-based payments and other general and administrative costs.

Depreciation, Amortization and Impairments

Depreciation, amortization and impairments increased to €22.0 million for the year ended December 31, 2009 from €15.1 million for the year ended December 31, 2008, an increase of 46%. Depreciation, amortization and impairments was 13% of revenue for the year ended December 31, 2009 and 11% of revenue for the year ended December 31, 2008. This increase was due to new data centers and data center expansion.

Exceptional Expenses

Exceptional expenses comprise significant items which are separately disclosed by virtue of their size, nature or incidence to enable a better understanding of our financial performance. In the year ended December 31, 2009, we recorded €8.6 million of exceptional expenses comprising two items: (i) €4.8 million of legal, professional and other fees relating to an abandoned transaction and (ii) €3.8 million relating to an increase in the provision we have made for our onerous leases. The provision increased due to a reduction in the discount rate and increased costs associated with onerous leases relating to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

In determining Adjusted EBITDA we also add back share-based payments. For the year ended December 31, 2009 we recorded share-based payments of €1.0 million.

Other General and Administrative Costs

Other general and administrative costs increased to €19.1 million for the year ended December 31, 2009 from €17.0 million for the year ended December 31, 2008, an increase of 13%. Other general and administrative costs were 11% of revenue for the year ended December 31, 2009 and 12% of revenue for the year ended December 31, 2008. The increase in the other general and administrative costs was due to an increase of €1.9 million in compensation costs resulting from headcount growth.

Net Finance Expense

Net finance expense for the year ended December 31, 2009 primarily consists of a €6.2 million net interest expense. Net finance expense increased to €6.2 million for the year ended December 31, 2009 from €3.7 million for the year ended December 31, 2008, an increase of 68%. Net finance expense was 4% of revenue for the year ended December 31, 2009 and 3% of revenue for the year ended December 31, 2008. The increase in net finance expense for the year December 31, 2009 was due primarily to greater amounts drawn on our credit facilities.

During the years ended December 31, 2009 and 2008, we capitalized €2.0 million and €1.9 million, respectively, of finance expense to construction in progress.

Other Income

Other income represents income that we do not consider part of our core business, including income from the sublease of parts of our onerous lease contracts. Additionally, we reported a net insurance compensation benefit of €0.3 million for the year ended December 31, 2009 and €1.8 million for the year ended December 31, 2008 as a result of fire damage incurred in 2008.

Income Taxes

Income tax benefit decreased to €0.7 million for the year ended December 31, 2009 from €8.9 million for the year ended December 31, 2008. Income tax benefit was 0% of revenue for the year ended December 31, 2009 and 6% of revenue for the year ended December 31, 2008.

We recorded current tax expenses of €0.7 million for the year ended December 31, 2009 and €0.3 million for the year ended December 31, 2008. We recorded deferred tax benefits of €1.4 million for the year ended December 31, 2009 and €9.2 million for the year ended December 31, 2008, arising primarily from the recognition of deferred tax assets on loss carry-forwards.

Liquidity and Capital Resources

As of December 31, 2010, our total indebtedness consisted of (i) €260.0 million 9.50% Senior Secured Notes due 2017 and (ii) other debt and finance lease obligations totaling €4.9 million.

Historically, we have made significant investments in our property, plant and equipment in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2009, we invested €100.0 million in property, plant and equipment. In the year ended December 31, 2010 we invested €98.2 million in property, plant and equipment, of which €87.7 million was attributed to expansion capital expenditures and the remainder to ongoing capital expenditures.

Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long-term such expenses will be between 6% and 8% of total revenue.

As of December 31, 2010, we had €99.1 million of cash and cash equivalents of which €4.2 million was restricted cash, mostly denominated in euro. As of December 31, 2009, we had €32.0 million of cash and cash equivalents of which €3.9 million was restricted cash, mostly denominated in euro. Our primary source of cash is from our financing activities and customer collections.

Sources and Uses of Cash

	Year ended December 31,
	2010	2009	2008
	(€’000)
Net cash provided by operating activities	74,379	51,378	35,991
Net cash used in investing activities	(100,164)	(100,949)	(92,252)
Net cash provided by financing activities	92,748	19,764	82,057

Operating Activities

The increase in net cash flows from operating activities in the year ended December 31, 2010 was primarily due to improved operating performance of the company and an increase in movements in trade and other liabilities as compared to the year ended December 31, 2009. The increase in net cash flows from operating activities in the year ended December 31, 2009 over the year ended December 31, 2008 was primarily due to improved operating results as discussed above and management of vendor payments. We expect that we will continue to generate cash from our operating activities in 2011.

Investing Activities

The increase in net cash used in investing activities in the year ended December 31, 2010 was primarily due to capital expenditures in the expansion of existing or construction of new data centers. The increase in net cash used in investing activities in the year ended December 31, 2009 was primarily due to capital expenditures in the expansion of existing or construction of new data centers. The increase in net cash used in investing activities in the year ended December 31, 2008 was also primarily due to capital expenditures in the expansion of existing data centers or construction of new data centers.

Financing Activities

Net cash flows from financing activities during the year ended December 31, 2010 was primarily the result of €190.8 million in gross proceeds from the issuance of the Original Notes (and after deducting deferred financing fees related to the Revolving Credit Facility), which was partly offset by repayment of our previously outstanding credit facility and associated costs and fees. Net cash flows from financing activities during the year ended December 31, 2009 was primarily the result of €22.2 million in gross proceeds drawn under our prior credit facilities. Net cash flows from financing activities during the year ended December 31, 2008 was primarily due to loan drawdowns for ongoing expansion projects.

EBITDA and Adjusted EBITDA

EBITDA for the year ended December 31, 2010 was €77.8 million, €53.9 million for the year ended December 31, 2009, and €47.3 million for the year ended December 31, 2008, representing 37%, 31% and 34% of revenue, respectively. Adjusted EBITDA for the year ended December 31, 2010 was €79.2 million, €62.7 million for the year ended December 31, 2009 and €48.3 million for the year ended December 31, 2008 representing 38%, 37% and 35% of revenue, respectively.

We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €50 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017.

Failure to comply with the financial covenants in our €50 million revolving credit facility would result in an event of default, which may cause all amounts outstanding under the facility to become immediately due and payable. Acceleration of such outstanding amounts under the facility may lead to an event of default under the indenture governing our €260 million 9.50% Senior Secured Notes. Failure to satisfy the financial covenants in the indenture would result in our inability to incur additional debt under certain circumstances.

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items. However, other companies may present EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, for the periods indicated:

	Year ended December 31,
	2010	2009	2008
	(€’000)
Operating profit	46,686	31,985	32,188
Depreciation, amortization and impairments	31,108	21,960	15,083

EBITDA	77,794	53,945	47,271
Share-based payments	1,684	950	1,660
Exceptional expenses
Increase/(decrease) in provision for onerous lease contracts(1)	150	3,753	1,611
Abandoned transaction costs(2)	—	4,841	—
Exceptional income(3)	(425)	(746)	(2,291)

Adjusted EBITDA	79,203	62,743	48,251

Notes:

(1)	“Increase in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(2)	“Abandoned transaction costs” represents expenses associated with the write-off of capitalized initial public offering costs.
(3)	Exceptional income is reported within “Other income.” Exceptional expenses comprise significant items which are separately disclosed by virtue of their size, nature or incidence to enable a better understanding of our financial performance. Other income represents income that we do not consider part of our core business including income from the sublease of parts of our onerous lease contracts.

Contractual Obligations and Off-Balance Sheet Arrangements

We lease a majority of our data centers and certain equipment under non-cancellable lease agreements. The following represents our debt maturities, financings, leases and other contractual commitments as of December 31, 2010:

	2011	2012-2015	2016 and thereafter	Total
	(€’000)
Credit facilities	1,991	556	261,605	264,152
Financial leases	442	323	—	765
Operating leases in relation to onerous lease contracts	3,070	12,282	1,333	16,685
Operating leases	20,210	79,987	123,156	223,353
Other contractual commitments	13,900	14,700	—	28,600
Capital commitments	19,855	—	—	19,855

In connection with 13 of our data center leases, we entered into 15 irrevocable bank guarantees totaling €4.2 million with Fortis Bank Nederland (now ABN AMRO), La Caixa and Sparkasse. These bank guarantees were provided in lieu of cash deposits and automatically renew in successive one-year periods until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is reflected as restricted cash on our balance sheet. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of December 31, 2010, we were contractually committed for €19.9 million of unaccrued capital expenditures, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers prior to making them available to customers for installation. This amount, which is expected to be paid in 2011, is reflected in the table above as “Capital commitments.”

We have other non-capital purchase commitments in place as of December 31, 2010, such as commitments to purchase power in select locations, through the years 2011 and 2012, and other open purchase orders, which contractually bind us for goods or services to be delivered or provided during the remainder of 2011 and beyond. Such other purchase commitments as of December 31, 2010, which total €28.6 million, are also reflected in the table above as “Other contractual commitments.”

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditures consistent with our disciplined expansion and conservative financial management in our various data center expansion projects during the remainder of 2011 in order to complete the work needed to open these data centers. These non-contractual capital expenditures are not reflected in the table above.

Critical Accounting Estimates

Basis of Measurement

We present our financial statements in thousand of euro. They are prepared under the historical cost convention except for certain financial instruments. The financial statements are presented on the going-concern basis. Our functional currency is the euro.

The accounting policies set out below have been applied consistently by us and our wholly-owned subsidiaries and to all periods presented in these consolidated financial statements.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below.

Property, Plant and Equipment Depreciation

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on our best estimates of future prices, output and costs and is therefore subjective.

Costs of Site Restoration

Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease. The actual cost of these may be different depending upon whether the Group renews the lease.

Provision for Onerous Lease Contracts

Provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted rental income to be received over the minimum sublease term in arriving at the amount of future losses. Currently, the provision for onerous lease contracts principally relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

Deferred Taxation

Provision is made for deferred taxation at the rates of tax prevailing at the period end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending upon local financial performance in each tax jurisdiction.

Recent Accounting Pronouncements

The following new standards, amendments to standards and interpretations set out below are effective for the financial year ended December 31, 2010. They were issued but were not effective for the financial year ending December 31, 2009 and were not applied in preparing the financial statements for the years ended December 31, 2009 and 2008:

•	IFRS 3R, “Business combinations”

•	IFRS 2, “Share-based payment;” group cash-settled share-based payment transactions;

•	IFRS 5, “Non-current assets held for sale and discontinued operations;”

•	IAS 39, “Financial Instruments: Recognition and Measurement” (April 2009 revisions);

•	IFRIC 9, “Reassessment of Embedded Derivatives;” and

•	IFRIC 17, “Distributions of Non-Cash Assets to Owners,” effective annual periods beginning on or after July 1, 2009.

Following an internal review it is not anticipated that the adoption of these standards and interpretations will have a material financial impact on the financial statements in the period of initial application and the subsequent reporting periods.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Introduction

We have a one-tier board structure (the “Board”) comprised of directors with the title “Executive Directors” and directors with the title “Non-Executive Directors” (together with the Executive Directors, the “Directors”). We expect that by January 2012, a majority of our Directors will be independent as required by the NYSE listed company rules.

Senior Management and Board of Directors

The following table lists the names, positions and ages of the members of our Senior Management and our Directors:

Name	Age	Position	Term Expiration Date(1)
David Ruberg	65	President, Chief Executive Officer, Vice-Chairman and Executive Director	2013

M.V. “Josh” Joshi	43	Chief Financial Officer

Anthony Foy	51	Group Managing Director

Kevin Dean	47	Chief Marketing Officer

Peter Cladingbowl	45	Senior Vice President, Engineering and Operations Support

Jaap Camman	44	Senior Vice President, Legal

John C. Baker	61	Chairman and Non-Executive Director	2013

Robert M. Manning	51	Non-Executive Director	2012

Peter E.D. Ekelund	56	Non-Executive Director	2011

Cees van Luijk	61	Non-Executive Director	2012

Paul Schröder	57	Non-Executive Director	2011

Jean F.H.P. Mandeville	51	Non-Executive Director	2013

Notes:
(1)	The term of office expires at the annual general meeting of our shareholders held in the year indicated.

The business address of all members of our Senior Management and of our Directors is at our registered offices located at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.

The principal functions and experience of each of the members of our Senior Management and our Directors are set out below:

David Ruberg, President, Chief Executive Officer, Vice-Chairman and Executive Director

David Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice-Chairman of our board of directors when it became a one-tier board in 2011. David served as Chairman of the Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. From January 2002 until October 2007 he was affiliated with Baker Capital, a private equity firm. From April 1993 until October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, contributing to the development of operating systems and computer languages. David serves on the board of QSC AG. He holds a Bachelor’s Degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan.

M.V. “Josh” Joshi, Chief Financial Officer

Josh Joshi joined us as Chief Financial Officer in August 2007. From June 2006 to December 2006 he was CFO of Leisure and Gaming plc, an online gaming and gambling business, and from April 2003 to May 2006 he was CFO of TeleCity plc, a pan European carrier-neutral data center business, both publicly traded companies on the London Stock Exchange. He was one of the founders and CFO of private-equity-backed Storm Telecommunications Limited, a U.S. and pan European data and network service provider. In his early career, Josh spent 8 years in professional practice, predominantly with Arthur Andersen. Josh holds a Bachelor’s Degree in Civil Engineering from Imperial College, London and is a Chartered Accountant.

Anthony Foy, Group Managing Director

Anthony Foy has served as our Group Managing Director and Executive Vice President Sales since July 2001. From 1997 to 2001 he served as General Manager and Senior Vice President International for Broadbase Software, a NASDAQ listed e-commerce infrastructure platform for on-line customer relationship management, marketing and business intelligence. From 1995 to 1997, Mr. Foy served as Director of International Sales and Business Development for Red Brick Software, a NASDAQ listed developer of relational database software for high volume decision support applications. From 1991 to 1995 he served as International Sales and Marketing Manager for ATP. Mr. Foy graduated from the Monterey Institute of International Studies in Monterey, California, where he earned a BA and MA in International Policy Studies.

Kevin Dean, Chief Marketing Officer

Kevin Dean was appointed Senior Vice President Marketing and Chief Marketing Officer in December 2009. From 2003 to 2009 he served as Marketing Director for COLT Telecommunications, a FTSE 200 listed European voice, data and hosting company. From 1994 to 2003 he worked at Cable and Wireless, a FTSE 200 listed global telecommunications company, holding a number of positions including General Manager sector marketing and business development, Director Marketing and Vice President Marketing Analysis, Planning and Strategy. Mr. Dean graduated from Manchester Metropolitan University with a Degree in Applied Physics, and subsequently earned an MBA from the Open Business School and is a Chartered Marketer.

Peter Cladingbowl, Senior Vice President, Engineering and Operations Support

Peter Cladingbowl joined us as Senior Vice President, Engineering and Operations Support in August of 2010. Prior to joining us, Peter was the Vice President Operations EMEA at Global Crossing. Previous roles at Global Crossing, where he spent a total of 12 years, included CIO EMEA and Director of Business Operations. Peter also has substantial operational and general management experience in manufacturing and started his career as a geophysical engineer in the off-shore oil industry. He holds a BSc (Mechanical Engineering) from the University of Cape Town, South Africa.

Jaap Camman, Senior Vice President, Legal

Jaap Camman is responsible for all legal and corporate affairs across the InterXion group. He joined us in November 1999 as Manager Legal and has been our Executive Vice President Legal since July 2002. Before joining us, he worked for the Dutch Government from February 1994 until October 1999. His latest position was Deputy Head of the Insurance Division within The Netherlands Ministry of Finance. Jaap holds a Law Degree from Utrecht University.

John C. Baker, Chairman and Non-Executive Director

Mr. Baker serves as Chairman of the our board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Baker served as Chairman of our Supervisory Board, which he joined in 2007. Mr. Baker founded Baker Capital in 1995. Mr. Baker serves on the supervisory board of QSC AG and is a graduate of Harvard College and Harvard Business School.

Robert M. Manning, Non-Executive Director

Mr. Manning serves on our board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Manning served on our Supervisory Board, which he joined in 2002. Mr. Manning is a general partner with Baker Capital. Prior to joining Baker Capital, Mr. Manning was CFO of Intermedia Communications, Inc., an integrated communications service provider, from 1996 to 2001, and a director of its majority-owned subsidiary Digex, Inc., a provider of complex, managed, web hosting services, from 1998 to 2001. Prior to Intermedia, Mr. Manning was a founding executive of DMX, Inc., the first satellite- and cable-delivered digital radio network, from 1990 to 1996. Prior to DMX, Mr. Manning worked as an investment banker to the cable television and communications industries. Mr. Manning serves on the boards of Broadview, Inc., PlusTV, Wine.com (Chairman) and Adaptix (Chairman) and is a graduate of Williams College.

Peter E.D. Ekelund, Non-Executive Director

Mr. Ekelund serves on our board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Ekelund served on our Supervisory Board, which he joined in 2007. He has worked with Baker Capital since 2006. Prior to this, Mr. Ekelund was Managing Director of AB Novestra, a Stockholm based public investment company with portfolio companies in Scandinavia and the United States. Mr. Ekelund was also the chairman of Framfab between 1997 and 1999 and the Managing Director of FilmNet Benelux, a pay television company between 1988 and 1992. He also worked as the business development manager of Nethold, B.V., the parent of FilmNet between 1992 and 1997. Mr. Ekelund received his degree in business administration from the Stockholm School of Economics.

Cees van Luijk, Non-Executive Director

Mr. C.G. van Luijk serves on our board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Van Luijk served on our Supervisory Board, which he joined in 2002. He has been chairman since 2003 and co-managing partner of Capital-C Ventures, a Benelux-focused technology venture capital firm. Mr. Van Luijk was formerly the CEO of Getronics between 1999 and 2001 and prior to that a member of the Global Leadership Team of PricewaterhouseCoopers. Mr. Van Luijk is a Certified Public Accountant in The Netherlands and holds a Master’s Degree in Business Economics from the Erasmus University Rotterdam.

Paul Schröder, Non-Executive Director

Mr. Schröder serves on our board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Schröder served on our Supervisory Board, which he joined in September 2009. He was a director of Residex Ventures B.V., which became Capital C-Ventures B.V. He has been a managing partner at Capital-C Ventures since 2006. He was formerly a senior investment manager at Atlas Ventures and Managing Partner at KPN Ventures B.V., the corporate venture capital arm for Telecom investments of the Royal Dutch KPN. After that position, he became CEO and Managing Partner of Residex B.V. one of the founding shareholders of InterXion in 1998 and the captive private equity arm of Eureko/Achmea. Residex B.V. divested its interest in InterXion to Parc-IT B.V. in 2006. Mr. Schröder holds a degree in Business Administration and Civil Law.

Jean F.H.P. Mandeville, Non-Executive Director

Mr. Jean F. H. P. Mandeville serves on our board of directors, to which he was appointed in January 2011. From October 2008 to December 2010, Mr. Mandeville served as Chief Financial Officer and board member of MACH S.à.r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd., from February 2005 to September 2008. Mr. Mandeville joined Global Crossing in February 2005, where he was responsible for all of its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. Mr. Mandeville was a Senior Consultant with Coopers & Lybrand, Belgium from 1989 to 1992. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. From 1992 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia Pacific from June 1999 to July 2000 and General Manager, Special Projects from January 1998 to July 1999. He graduated from the University Saint-Ignatius Antwerp with a Masters in Applied Economics in 1982 and a Special degree in Sea Law in 1985.

Board Powers and Function

Our Board is responsible for the overall conduct of our business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of The Netherlands and our articles of association. In all its dealings, our Board shall be guided by the interests of our group as a whole, including but not limited to our shareholders. Our Board has the final responsibility for the management, direction and performance of us and our group. Our Executive Director will be responsible for the day-to-day management of the company. Our Non-Executive Directors will supervise the Executive Director and our general affairs and provide general advice to the Executive Director.

Our CEO is the general manager of our business, subject to the control of our Board, and is entrusted with all of our Board’s powers, authorities and discretions (including the power to sub-delegate) delegated by the full Board from time to time by a resolution of our Board. Matters expressly delegated to our CEO are validly resolved upon by our CEO and no further resolutions, approvals or other involvement of our Board is required. Our Board may also delegate authorities to its committees. Upon any such delegation our Board supervises the execution of its responsibilities by our CEO and/or our Board committees. It remains ultimately responsible for the fulfillment of its duties by them.

Our articles of association provide that in the event we have a conflict of interest with one or more Directors, we may still be represented by the Board or an Executive Director. In the event of a conflict of interest, however, our general meeting of shareholders has the power to designate one or more other persons to represent us. Directors who have a conflict of interest are not prohibited from participating in Board meetings or the decision making process.

Board Meetings and Decisions

All resolutions of our Board are adopted by an absolute majority of votes cast in a meeting at which at least the majority of the Directors are present or represented. A member of the Board may authorize another member of the Board to represent him/her at the Board meeting and vote on his/her behalf. Each Director is entitled to one vote (provided that, for the avoidance of doubt, a member representing one or more absent members of the Board by written power of attorney will be entitled to cast the vote of each such absent member). If there is a tie, the Chairman has the casting vote.

Our Board meets as often as it deems necessary or appropriate or upon the request of any member of our Board. Our Board has adopted rules which contain additional requirements for our decision-making process, the convening of meetings and, through separate resolution by our Board, details on the assignment of duties and a division of responsibilities between Executive Directors and Non-Executive Directors. Our Board has appointed one of the Directors as Chairman and one of more Directors as Vice-Chairman of the Board. Our Board is further assisted by a corporate secretary. The corporate secretary may be a member of our Board or our Senior Management and is appointed by our Board.

Composition of Board

We expect that by January 28, 2012, a majority of our Directors will be independent as required by the NYSE listed company rules.

Our Board consists of a minimum of one Executive Director and a minimum of three Non-Executive Directors, provided that our Board is comprised of a maximum of 7 (seven) members. The number of Executive Directors and Non-Executive Directors is determined by our general meeting of shareholders, provided that the majority of our Board must consist of Non-Executive Directors. Only natural persons can be Non-Executive Directors. The Executive Directors and Non-Executive Directors as such are appointed by our general meeting of shareholders, provided that our Board is classified, with respect to the term for which each member of our Board will severally be appointed and serve as member of our Board, into three classes, as nearly equal in number as reasonably possible.

The initial class I Directors serve for a term expiring at the annual general meeting of shareholders to be held in 2011, the initial class II Directors serve for a term expiring at the annual general meeting of shareholders to be held in 2012, and the initial class III Directors serve for a term expiring at the annual general meeting of shareholders to be held in 2013. At each annual general meeting of shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding annual general meeting of shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

Our Board has nomination rights with respect to the appointment of a Director. Any nomination by our Board may consist of one or more candidates per vacant seat. If a nomination consists of a list of two or more candidates, it is binding and the appointment to the vacant seat concerned will be from the persons placed on the binding list of candidates and will be effected through election. Notwithstanding the foregoing, our general meeting of shareholders may, at all times, by a resolution passed with a two-thirds majority of the votes cast representing more than half of our issued and outstanding capital, resolve that such list of candidates will not be binding. See Item 7 “Major Shareholder and Related Party Transactions—Related Party Transactions—Shareholders Agreement with Baker Capital” for nomination rights granted to Baker Capital.

Directors may be suspended or dismissed at any time by our general meeting of shareholders. A resolution to suspend or dismiss a Director must be adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of our issued and outstanding share capital. Currently, Dutch law does not allow Directors to be suspended by our Board; however, Dutch law is expected to be amended to facilitate the suspension of executive directors by a board of directors and following such amendment a Director may also be suspended by our Board.

Directors’ Insurance and Indemnification

In order to attract and retain qualified and talented persons to serve as members of our Board or our Senior Management, we currently do and expect to continue to provide such persons with protection through a directors’ and officers’ insurance policy. Under this policy, any of our past, present or future Directors and members of our Senior Management will be insured against any claim made against any one of them for any wrongful act in their respective capacities.

Under our articles of association, we are required to indemnify each current and former member of our Board who was or is involved, in that capacity, as a party to any actions or proceedings, against all conceivable financial loss or harm suffered in connection with those actions or proceedings, unless it is ultimately determined by a court having jurisdiction that the damage was caused by intent (opzet), willful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid) on the part of such member.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of our Board, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Board Committees

Our Board has established an audit committee, a compensation committee and a nominating committee. Each of these committees will phase-in compliance with the NYSE listed company board committee independence requirements and we expect that they will be fully compliant with such requirements within one year from the date of listing. Our Board may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our articles of association and any applicable Board rules.

Audit Committee

Our audit committee consists of two independent Directors, Cees van Luijk and Jean F.H.P. Mandeville, and one non-independent Director, Robert M. Manning, with Cees van Luijk serving as the chairperson of the audit committee. We expect that by January 28, 2012 all of the members of our audit committee will be independent as defined under and required by Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (“Rule 10A-3”) and the NYSE listed company rules. Our board of directors has determined that Cees van Luijk qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F. The audit committee has the responsibility, subject to Board and shareholder approval, for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, KPMG Accountants N.V. In addition, approval of the audit committee is required prior to our entering into any related-party transaction. It is also responsible for “whistle-blowing” procedures and certain other compliance matters.

Compensation Committee

Our compensation committee consists of two independent Directors, Cees van Luijk and Paul Schröder, and one non-independent Director, John C. Baker, who also serves as the chairperson of the compensation committee. We expect that by January 28, 2012 all of the members of our compensation committee will be independent under the NYSE listed company rules. Among other things, the compensation committee reviews, and makes recommendations to the Board regarding, the compensation and benefits of our CEO and our Board. The compensation committee also administers the issuance of stock options and other awards under our equity incentive plan and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants.

Nominating Committee

Our nominating committee consists of two independent Directors, Cees van Luijk and Paul Schröder, and one non-independent Director, John C. Baker, who serves as the chairman of the nominating committee. We expect that by January 28, 2012 all of the members of our nominating committee will be independent under the NYSE listed company rules. The nominating committee is responsible for, among other things, developing and recommending to our Board our corporate governance guidelines, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next annual meeting of shareholders, and selecting director candidates to fill any vacancies on the Board.

Compensation

The aggregate annual compensation to our Senior Management including Directors for the year ended December 31, 2010 was approximately €4.7 million.

Employee Share Ownership Plans

Our InterXion Holding N.V. 2008 International Stock Option and Incentive Master Award Plan (the “2008 Plan”) provides for the grant of options to employees. The purpose of the Plan is to attract, retain and motivate employees responsible for the success and growth of our company by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our company.

On January 26, 2011, our general meeting of shareholders authorized our Board to establish a new option plan following this offering, to be called the InterXion Holding N.V. 2011 International Stock Option Plan and Incentive Master Award Plan (the “2011 Plan”), under and in accordance with which our Board may grant options for ordinary shares to certain eligible persons following completion of the offering. It is expected that the terms of the 2011 Plan will be materially similar to the 2008 Plan. The 2008 Plan was discontinued following our initial public offering, but outstanding options will remain governed by the terms of the 2008 Plan until such options have been exercised in full.

Corporate Governance

The Dutch Corporate Governance Code, as revised, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere. The Dutch Corporate Governance Code is based on a “comply or explain” principle, under which all companies filing annual reports in the Netherlands must disclose whether or not they are in compliance with the various rules of the Dutch Corporate Governance Code and explain the reasons for any instance of noncompliance.

We intend to comply with the NYSE listed company rules to the extent that these rules conflict with the Dutch Corporate Governance Code. In particular, we intend to adhere to the NYSE listed company rules with regard to the independence of Board committee members, which are discussed above under “—Board Committees.” Accordingly, our Dutch annual report will explain our choice to adhere to NYSE listed company rules.

Stock Options

As of March 31, 2011 our senior managers and directors owned the options set forth below. With the exception of David Ruberg, none of our directors own any options. The ordinary shares beneficially owned by our senior managers and directors are disclosed in Item 7 “Major Shareholders and Related Party Transactions”.

Name	Options	Option Exercise Price(s)	Option Expiration Date
A. Foy	231,034	€1.00	March 31, 2012
	5,374	€2.00	March 31, 2012
J. Camman	8,025	€1.00	March 31, 2012
	94,269	€2.00	March 31, 2012
	40,000	€4.45	November 1, 2012
J. Joshi	196,000	€3.50	August 2, 2012
	60,000	€4.45	November 1, 2012
D. Ruberg	1,400,000	€3.50	November 5, 2012
K. Dean	100,000	€5.00	December 12, 2014
	40,000	€5.00	February 10, 2015
P. Cladingbowl	60,000	€6.50	August 1, 2015

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to major shareholders, meaning shareholders that are beneficial owners or 5% or more of our ordinary shares as of March 31, 2011.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Ordinary shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the ordinary shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. Except as otherwise set forth below, the address of each beneficial owner is c/o InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (%)
5% Shareholders
Baker Capital(1)(3)(5)	30,801,491	47.46
Lamont Finance N.V.(1)(5)	20,641,613	31.81
Chianna Investment N.V.(1)(5)	10,143,599	15.63
Baker Communications Fund II, L.P.(2)(3)(5)	16,279	*
Parc-IT II B.V.(4)	5,930,517	9.14

Directors(5) and Senior Management
David Ruberg(6)	1,400,000	2.16
Anthony Foy(7)	362,389	*
Jaap Camman(8)	153,700	*
Josh Joshi(9)	232,250	*
Kevin Dean(10)	50,000	*
Peter Cladingbowl(11)	—	—

Notes:
(1)	Chianna Investment N.V. is a wholly owned subsidiary of Baker Communications Fund (Cayman), L.P. (“BCF I”). Lamont Finance N.V. is a wholly owned subsidiary of Baker Communications Fund II (Cayman), L.P. (“BCF II”). The address of each of Chianna Investment N.V. and Lamont Finance N.V. is c/o Intertrust (Curaçao) B.V., Berg Arrarat 1, Curaçao, Netherlands Antilles. The address of each of BCF I and BCF II is c/o Maples and Calder, Ugland House, South Church Street, Grand Cayman, Cayman Islands.
(2)	The address of Baker Communications Fund II, L.P. is 540 Madison Avenue, New York, NY 10022.
(3)	The board of managers of the general partners of each of BCF I, BCF II and Baker Communications Fund II, L.P. consists of John C. Baker, Robert M. Manning, Jonathan I. Grabel and Henry G. Baker and each manager may be deemed to share voting and dispositive control over the shares held by those entities. Each of Mr. Baker and Mr. Manning serves as one of our directors. Each of Mr. Baker and Mr. Manning disclaims beneficial ownership of shares held by Baker Capital except to the extent of his pecuniary interest therein.
(4)	The majority shareholder of Parc-IT II B.V. is Parc-IT Holding B.V. The remainder of Parc-IT II B.V.’s shares are held by individual investors. Investment control of Parc-IT II B.V. is held by an investment committee, which is made up of Erik Westerink, Rob Ouwerkerk and Cees van Luijk. Messrs. Westerink and Ouwerkerk serve on behalf of Parc-IT Holding B.V. and Mr. van Luijk serves on behalf of individual investors. Mr. van Luijk also serves as one of our directors. Mr. van Luijk disclaims beneficial ownership of shares held by Parc-IT II B.V. except to the extent of his pecuniary interest therein. Voting power of Parc-IT II B.V. is held by Parcom Capital Management B.V., which is the managing director of Parc-IT II B.V. Erik Westerink is the managing director of Parcom Capital Management B.V. The address of Parc-IT II B.V. is Schiphol Boulevard 375 D7, 1118 BJ Schiphol Airport, The Netherlands. Parc-IT Holding B.V. is fully owned by Parcom Capital B.V. of which the ultimate beneficial shareholder is ING Groep N.V.

(5)	With the exception of David Ruberg, none of the Directors own any of our shares. Messrs. Baker, Manning and Ekelund are associated with (i) Baker Capital, which owned 47.46% of our shares as of March 31, 2011; (ii) Lamont Finance N.V., which owned 31.81% of our shares as of March 31, 2011; (iii) Chianna Investment N.V., which owned 15.63% of our shares as of March 31, 2011; and (iv) Baker Communications Fund II, L.P., which owned less than one percent of our shares as of March 31, 2011. Mr. van Luijk and Mr. Schröder are indirect minority shareholders of Parc-IT II B.V., which owns 9.14% of our shares as of March 31, 2011, is owned by Capital C-Ventures.
(6)	David Ruberg is our President, Chief Executive Officer, Vice-Chairman and Executive Director. David Ruberg’s shares beneficially owned consist of options for our ordinary shares.
(7)	Anthony Foy is our Group Managing Director. Anthony Foy’s shares beneficially owned consist of our ordinary shares and options for our ordinary shares.
(8)	Jaap Camman is our Senior Vice President of Legal. Jaap Camman’s shares beneficially owned consist of our ordinary shares and options for our ordinary shares.
(9)	Josh Joshi is our Chief Financial Officer. Josh Joshi’s total shares beneficially owned consist of options for our ordinary shares.
(10)	Kevin Dean is our Chief Marketing Officer. Kevin Dean’s total shares beneficially owned consist of options for our ordinary shares.
(11)	Peter Cladingbowl is our Senior Vice President of Engineering and Operations Support. Peter Cladingbowl’s shares beneficially owned consist of options for our ordinary shares.

We effected a registered public offering of our ordinary shares and our ordinary shares began trading on the NYSE on January 28, 2011. Accordingly, certain of our principal shareholders acquired their ordinary shares either at or subsequent to this time. Our major shareholders have the same voting rights as our other shareholders, but Baker Capital currently has the right to nominate a majority of the members of our Board, as described below in “Related Party Transactions – Shareholders Agreement with Baker Capital.” As of March 31, 2011, we had 28 shareholders of record. Ten of the shareholders of record were located in the United States and held in the aggregate 25,724,832 ordinary shares representing approximately 38% of our outstanding ordinary shares. However, the United States shareholders of record include Cede & Co., which, as nominee for The Depository Trust Company, is the record holder of 23,431,539 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

Related Party Transactions

Shareholders Agreement with Baker Capital

On February 2, 2011, we entered into a Shareholders Agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our Board. As such, upon consummation of the initial public offering, Baker Capital will be entitled to designate four nominees for the seven-member board. At such time that a majority of our Board is required to be independent in accordance with the listing requirements of the NYSE, Baker Capital will remain entitled to designate for nomination four of the seven members of the Board, provided, that at least two of the Baker Capital nominees shall satisfy the criteria for independent directors as set forth in the corporate governance rules of the NYSE.

For so long as Baker Capital or its affiliates continues to be the owner of shares representing less than or equal to 25% but more than 15% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination three of the seven members of our Board, at least one of whom shall satisfy the criteria for independent directors as set forth in the applicable listing standards. For so long as Baker Capital or its affiliates continues to be the owner of shares representing less than or equal to 15% but more than 10% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination two of the seven members of our Board, none of whom shall be required to be independent. At such time that the ownership of Baker Capital or its affiliates is less than or equal to 10% but more than 5% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination one of the seven members of our Board, who shall not be required to be independent.

Furthermore, for so long as Baker Capital or its affiliates continues to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right, but not the obligation, to nominate the Chairman of our Board.

In addition, as long as Baker Capital or its affiliates continues to be the owner of shares representing more than 15% of our outstanding ordinary shares, at least one of Baker Capital’s director nominees shall be appointed to each of our standing committees, provided that, when required by the transition provisions for companies listing in conjunction an initial public offering, such Baker Capital nominees shall meet any independence or other requirements of the applicable listing standards.

In the event of a change in the number of members of our Board, Baker Capital will have the right to designate a proportional amount of the members of the nominees for our Board to most closely approximate the rights described above.

Registration Rights Agreement

We have entered into a registration rights agreement with affiliates of Baker Capital (the “Baker Shareholders”), pursuant to which 30,801,491 ordinary shares are entitled to the registration rights described below.

Demand registration rights. We are required to effect up to four registrations at the request of one or more of the Baker Shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares held by the Baker Shareholders (the “Majority Baker Shareholders”). We are not required to effect a registration within 150 days of January 28, 2011 or within 90 days after the effective date of a registration statement. We may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan or pursuant to a registration on Form F-4 or S-4) within 90 days after any such registration without the consent of the Majority Baker Shareholders.

In the event that the managing underwriter advises us that the number of ordinary shares requested to be included in such registration exceeds the number that can be sold in such offering without adversely affecting the underwriter’s ability to effect an orderly distribution of such ordinary shares, we will include in the registration statement the number of ordinary shares that, in the opinion of the managing underwriter, can be sold. The allocation of such ordinary shares to be included in such registration statement will be done on a pro rata basis.

Registration on Form F-3. After we become eligible under applicable securities laws to file a registration statement on Form F-3, we will file a registration statement on Form F-3 at the request of the Majority Baker Shareholders. These shareholders may request such a registration no more than once every six months. There is no limit to the number of such registrations that these shareholders may request. In connection with the foregoing registrations: (1) we are not required to effect a registration pursuant to a request by shareholders holding registrable securities if, within the 12-month period preceding the date of such request, we have already effected one registration on Form F-3, (2) each registration on Form F-3 must be for anticipated proceeds of at least U.S. $500,000, and (3) we may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan) within 90 days after any such registration without the consent of the Majority Baker Shareholders.

Piggyback registration rights. Baker Shareholders also have the right to request the inclusion of their registrable shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises that the number of our securities included in such a request exceeds the number that can be sold in such offering without adversely affecting such underwriters’ ability to effect an orderly distribution of our securities, the shares will be included in the registration statement in the following order of preference: first, the shares that we wish to include for our own account and second, ordinary shares held by the Baker Shareholders on a pro rata basis.

Termination. All registration rights granted to holders of registrable shares terminate when all ordinary shares resulting from the conversion of the Preferred Shares have been effectively registered under the Securities Act, or, with respect to any holder, can be sold freely during a three-month period without registration under the Securities Act.

Expenses. We will be required to pay all expenses relating to up to two demand registration and up to two registrations on Form F-3. We will be required to pay all expenses relating to piggyback registrations.

CEO

On October 31, 2007, Mr. Ruberg resigned as a partner of Baker Capital LLP and on November 5, 2007 he was appointed as our CEO. As at November 5, 2007 and December 31, 2007, Mr. Ruberg held an indirect interest of less than 0.01% in our shares through his interests in Baker Capital funds. Mr. Ruberg had no voting rights over any of these interests. On June 23, 2008, Mr. Ruberg sold his interest in Baker Capital funds.

ITEM 8: FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings, please refer to Item 4 “Information on the Company,” above.

Dividends and Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying dividends on our ordinary shares. Our board of directors will have the discretion to determine to what extent profits shall be retained by way of a reserve. The remaining profits will be at the disposal of our general meeting of shareholders for distribution of a dividend or to be added to the reserves or for such other purposes as our general meeting of shareholders decides, upon a proposal of our board of directors. Our board of directors, in determining whether to recommend to our shareholders the payment of dividends, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant. In addition, our outstanding €260 million 9.50% Senior Secured Notes due 2017 and our credit agreements limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. To the extent we pay dividends in euro, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euro. Shareholders will bear any costs related to the conversion of euro into U.S. dollars.

We are a holding company incorporated in The Netherlands. Under Dutch law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business and subject to Dutch law and our articles of association. See Item 10 “Additional Information—General.” We rely on dividends paid to us by our wholly-owned subsidiaries in the United Kingdom, France, Germany, Austria, The Netherlands, Ireland, Spain, Sweden, Switzerland, Belgium and Denmark to fund the payment of dividends, if any, to our shareholders.

ITEM 9: THE OFFER AND LISTING

Offer and Listing Details

Not applicable.

Markets

Our ordinary shares began trading on the New York Stock Exchange under the symbol “INXN” on January 28, 2011.

New York Stock Exchange Trading History

The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange.

Monthly highs and lows	High	Low
	($ per ordinary shares)
2011
January	15.49	13.00
February	15.88	14.02
March	14.60	12.11
April (through April 25, 2011)	14.49	12.93

On April 25, 2011, the closing price of InterXion’s ordinary shares listed on The New York Stock Exchange was $14.09.

ITEM 10: ADDITIONAL INFORMATION

General

Incorporation and Registered Office

We were incorporated on April 6, 1998 as a private company with limited liability (besloten venootschap met beperkte aansprakelijkheid) under the laws of The Netherlands. On January 11, 2000, we were converted from a B.V. to a limited liability company (naamloze venootschap) under the laws of The Netherlands.

Our corporate seat is in Amsterdam, The Netherlands. We are registered with the Trade Register of the Chamber of Commerce in Amsterdam under number 33301892. Our executive offices are located at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. Our telephone number is +31 20 880 7600.

Articles of Association and Dutch Law

Set forth below is a summary of relevant information concerning our share capital and of material provisions of our articles of association (the “Articles”) and applicable Dutch law. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Corporate Purpose

Pursuant to Article 3 of our Articles, our corporate purpose is:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(b)	to finance businesses and companies;

(c)	to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties; and

(f)	to perform any and all activities of an industrial, financial or commercial nature,

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

Issue of Ordinary Shares

Our Articles provide that we may issue ordinary shares, or grant rights to subscribe for ordinary shares, pursuant to a resolution of our general meeting of shareholders upon a proposal of our Board. Our Articles provide that our general meeting of shareholders may, upon a proposal of our Board, designate another corporate body, which can only be our Board, as the competent body to issue ordinary shares, or grant rights to subscribe for ordinary shares. Pursuant to our Articles and Dutch law, the period of designation may not exceed five years, but may be renewed by a resolution of our general meeting of shareholders for periods of up to five years. If not otherwise stated in the resolution approving the designation, such designation is irrevocable. The resolution designating our Board must specify the number of shares which may be issued and, if applicable, any conditions to the issuance.

Our Board is designated as the corporate body competent to issue ordinary shares and to grant rights to subscribe for ordinary shares. This authority is limited to a maximum equal to our authorized share capital from time to time. Our Board’s authority to issue ordinary shares and grant rights to acquire ordinary shares is for a period of five years expiring on January 28, 2016. Our general meeting of shareholders may extend this period at any time, subject to the limitations set out above.

Ordinary shares may not be issued at less than their nominal value and must be fully paid up upon issue.

No resolution of our general meeting of shareholders or our Board is required for an issue of ordinary shares pursuant to the exercise of a previously granted right to subscribe for ordinary shares.

Pre-emptive Rights

Dutch law and our Articles generally give our shareholders pre-emptive rights to subscribe on a pro rata basis for any issue of new ordinary shares or grant of rights to subscribe for ordinary shares. Exceptions to these pre-emptive rights include: (i) the issue of ordinary shares and the grant of rights to subscribe for ordinary shares to our employees, (ii) the issue of ordinary shares and the grant of rights to subscribe for ordinary shares in return for non-cash consideration and (iii) the issue of ordinary shares to persons exercising a previously-granted right to subscribe for ordinary shares.

A shareholder has the legal right to exercise pre-emption rights for at least two weeks after the date of the announcement of the issue or grant. However, our general meeting of shareholders, or our Board if so designated by our general meeting of shareholders, may restrict or exclude pre-emptive rights. A resolution by our general meeting of shareholders to designate another corporate body, which can only be our Board, as the competent authority to exclude or restrict pre-emptive rights requires a proposal by our Board and approval by a majority of at least two-thirds of the valid votes cast at our general meeting of shareholders if less than half of our issued and outstanding share capital is present or represented. A simple majority is sufficient if more than half of our issued and outstanding share capital is present or represented. A resolution by our general meeting of shareholders to designate our Board as the competent authority to exclude or restrict pre-emptive rights must be for a fixed period not exceeding five years and is only possible if our Board is simultaneously designated as the corporate body authorized to issue ordinary shares. If not otherwise stated in the resolution approving designation, such designation is irrevocable. If our general meeting of shareholders has not designated our Board, our general meeting of shareholders itself is the corporate body authorized to restrict or exclude pre-emptive rights upon a proposal by our Board.

Our Board is designated as the corporate body authorized to limit or exclude pre-emptive rights, subject to the limited authority it has to issue ordinary shares and grant rights to subscribe for ordinary shares as set out under “—Issue of Ordinary Shares” above, for a period of ending on January 28, 2016.

Reduction of Share Capital

Our general meeting of shareholders may, subject to Dutch law and our Articles and only upon a proposal of our Board, resolve to reduce our issued share capital by cancellation of ordinary shares or reduction of the nominal value of ordinary shares by amendment of our Articles. A resolution of our general meeting of shareholders to reduce the issued share capital must designate the ordinary shares to which the resolution applies and must make provisions for the implementation of such resolution. A resolution to cancel ordinary shares may only be adopted in relation to ordinary shares or depositary receipts for such shares we hold ourselves. A partial repayment or exemption from the obligation to pay up ordinary shares must be made pro rata, unless all of our shareholders agree otherwise. A resolution at our general meeting of shareholders to reduce our issued share capital requires a majority of at least two-thirds of the votes validly cast at a meeting at which less than half of our issued and outstanding share capital is present or represented. A simple majority is sufficient if more than half of our issued and outstanding share capital is present or represented.

Acquisition of Ordinary Shares

We may acquire our own fully paid up ordinary shares at any time for no consideration, or, subject to certain provisions of Dutch law and our Articles, if (i) our shareholders’ equity minus the payment required to make the acquisition, does not fall below the sum of called-up and paid-up share capital and any statutory reserves we must maintain by Dutch law or our Articles, and (ii) we and our subsidiaries would thereafter not hold ordinary shares or rights of pledge over ordinary shares with an aggregate nominal value exceeding 50% of our issued and outstanding share capital.

Dutch law generally and more specifically, the Dutch Civil Code, imposes minimum capital and other reserve requirements on legal entities as a way of protecting shareholders and creditors and maintaining the capital of a company. Such minimum capital and reserve requirements include, among other things, complying with certain minimum capital requirements when declaring and paying dividends and repurchasing shares in its own capital, maintaining reserves on the granting of legitimate financial assistance loans by a public limited company and maintaining reserves on the re-evaluation of assets.

An acquisition of ordinary shares for a consideration must be authorized by our general meeting of shareholders. Such authorization may be granted for a maximum period of 18 months and must specify the number of ordinary shares that may be acquired, the manner in which ordinary shares may be acquired and the price limits within which ordinary shares may be acquired. Authorization is not required for the acquisition of ordinary shares in order to transfer them to our employees. The actual acquisition may only be effected by a resolution of our Board.

Our shareholder authorized our Board to acquire ordinary shares up to a maximum of ten percent of the ordinary shares outstanding, whether through the stock exchange or by other means, at prices between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market prices of the ordinary shares on the New York Stock Exchange (the market price being the average of the closing price on each of the 30 consecutive days of trading preceding the three trading days prior to the date of acquisition) for a period ending on July 26, 2012.

Any ordinary shares held by us in our own capital may not be voted on or counted for quorum purposes.

Exchange Controls and Other Provisions Relating to Non-Dutch Shareholders

There are no Dutch exchange control restrictions on investments in, or payments on, the ordinary shares. There are no special restrictions in our Articles or Dutch law that limit the right of shareholders who are not citizens or residents of The Netherlands to hold or vote the ordinary shares.

Dividends and Distributions

We may only make distributions to our shareholders in so far as our equity exceeds the sum of our paid-in and called-up share capital plus the reserves we are required to maintain by Dutch law or our proposed Articles. Under our Articles, our Board may determine that a portion of the profits of the current financial year shall be added to our reserves. The remaining profits are at the disposal of our general meeting of shareholders.

We may only make distributions of dividends to our shareholders after the adoption of our statutory annual accounts from which it appears that such distributions are legally permitted. However, our Board may resolve to pay interim dividends on account of the profits of the current financial year if the equity requirement set out above is met, as evidenced by an interim statement of assets and liabilities relating to the condition of such assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute interim dividends is made public. Our general meeting of shareholders may resolve, upon a proposal to that effect by our Board, to pay distributions at the expense of any of our reserves.

Additionally, if we choose to declare dividends, the payment of cash dividends on our shares is restricted under the terms of the agreements governing our indebtedness.

Dividends and other distributions may be made in cash or, but only at all times with the approval of the Board, in ordinary shares. Dividends and other distributions are due and payable as from the date determined by the corporate body resolving on the distribution. Claims to dividends and other declared distributions lapse after five years from the date that such dividends or distributions became payable and any such amounts not collected within this period revert to us and are allocated to our general reserves.

General Meetings of Shareholders and Voting Rights

Our annual general meeting of shareholders must be held within six months after the end of each of our financial years. It must be held in The Netherlands in Amsterdam or Haarlemmermeer (Schiphol Airport). Our financial year coincides with the calendar year. An extraordinary general meeting of shareholders may be convened whenever our Board or CEO deems such necessary. Shareholders representing at least 10% of our issued and outstanding share capital may, pursuant to Dutch law and our Articles, request that a general meeting of shareholders be convened, specifying the items for discussion. If our Board has not convened a general meeting of shareholders within four weeks of such request such that such meeting can be held within six weeks following such request, the shareholders requesting such meeting are authorized to call such meeting themselves with due observance of the relevant provisions of our Articles.

The notice convening any general meeting of shareholders must include an agenda indicating the items for discussion, or it must state that the shareholders and any holders of depositary receipts for ordinary shares may review such agenda at our main offices in The Netherlands. We will have the notice published by electronic means of communication which is directly and permanently accessible until the meeting and in such other manner as may be required to comply with any applicable rules of the New York Stock Exchange. The explanatory notes to the agenda must contain all facts and circumstances that are relevant for the proposals on the agenda. Such explanatory notes and the agenda will be placed on our website.

Shareholders holding at least 1% of our issued and outstanding share capital or ordinary shares representing a value of at least €50 million may submit agenda proposals for any general meeting of shareholders. Provided we receive such proposals no later than 60 days before the date of the general meeting of shareholders, and provided that such proposal does not, according to our Board, conflict with our vital interests, we will have the proposals included in the notice.

Each of the ordinary shares confers the right to cast one vote. Each shareholder entitled to participate in a general meeting of shareholders, either in person or through a written proxy, is entitled to attend and address the meeting and, to the extent that the voting rights accrue to him, to exercise his voting rights in accordance with our Articles. The voting rights attached to any ordinary shares, or ordinary shares for which depositary receipts have been issued, are suspended as long as they are held in treasury.

Our Board may allow shareholders to, in person or through a person holding a written proxy, participate in a general meeting of shareholders, including to take the floor and, to the extent applicable, to exercise voting rights, through an electronic means of communication. Our Board selects the means of electronic communication and may subject its use to conditions.

To the extent that our Articles or Dutch law do not require a qualified majority, all resolutions of our general meeting of shareholders shall be adopted by a simple majority of the votes cast.

The following resolutions of our general meeting of shareholders may only be adopted upon a proposal by our Board:

(a)	to effect a statutory merger (juridische fusie) or demerger (juridische splitsing);

(b)	to issue ordinary shares or to restrict or exclude pre-emption rights on ordinary shares to the extent the authority to issue has not been delegated to our Board;

(c)	to designate our Board as the corporate body authorized to issue ordinary shares or rights to subscribe for ordinary shares and to restrict or to exclude the pre-emption rights on ordinary shares or rights to subscribe for ordinary shares;

(d)	to reduce our issued share capital;

(e)	to make a whole or partial distribution of reserves;

(f)	to amend our articles of association or change our corporate form; and

(g)	to dissolve us.

Amendment of our Articles of Association

Our general meeting of shareholders may resolve to amend our Articles upon a proposal made by our Board.

Dissolution and Liquidation

Under our Articles, we may be dissolved by a resolution of our general meeting of shareholders upon a proposal of our Board.

In the event of dissolution, our business will be liquidated in accordance with Dutch law and our Articles and the liquidation shall be effected by our Board. During liquidation, the provisions of our Articles will remain in force to the extent possible. Any assets remaining upon completion of the dissolution will be distributed to the holders of ordinary shares in proportion to the aggregate nominal amount of their ordinary shares.

Disclosure of Information

Dutch law contains specific rules intended to prevent insider trading, tipping and market manipulation. We are subject to these rules and accordingly, we have adopted a code of securities dealings in relation to our securities.

Squeeze Out

If a shareholder, alone or together with group companies, (the “Controlling Entity”) holds a total of at least 95% of a company’s issued share capital by nominal value for its own account, Dutch law permits the Controlling Entity to acquire the remaining shares in the controlled entity (the “Controlled Entity”) by initiating proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal (the “Enterprise Chamber”). A Controlling Entity that holds less than 95% of the shares in the Controlled Entity, but that in practice controls the Controlled Entity’s general meeting of shareholders, could attempt to obtain full ownership of the business of the Controlled Entity through a legal merger of the Controlled Entity with another company controlled by the Controlling Entity, by subscribing to additional shares in the Controlled Entity (for example, in exchange for a contribution of part of its own business), through another form of reorganization aimed at raising its interest to 95% or through other means.

In addition to the general squeeze-out procedure mentioned above, following a public offer a holder of at least 95% of the outstanding shares and voting rights has the right to require the minority shareholders to sell their shares to it. To the extent there are two or more types of shares the request can only be made with regard to the type of shares of which the shareholder holds at least 95% in aggregate representing at least 95% of the voting rights attached to those shares. Any request to require the minority shareholders to sell their shares must be filed with the Enterprise Chamber within three months after the end of the acceptance period of the public offer. Conversely, in such a case, each minority shareholder has the right to require the holder of at least 95% of the outstanding shares and voting rights to purchase its shares. The minority shareholders must file such claim with the Enterprise Chamber within three months after the end of the acceptance period of the public offer.

Reporting of Insider Transactions

Pursuant to the Dutch Financial Supervision Act, the Directors and any other person who has managerial responsibilities or who has the authority to make decisions affecting our future developments and business prospects or who has regular access to inside information relating, directly or indirectly, to us (each an “Insider”), must notify The Netherlands Authority for the Financial Markets of all transactions conducted for his own account relating to ordinary shares or securities the value of which is determined by the value of ordinary shares. The Netherlands Authority for the Financial Markets must be notified within five days following the transaction date. Notification may be postponed until the date the value of the transactions amounts to €5,000 or more per calendar year.

In addition, persons designated by the Decree on Market Abuse pursuant to the Dutch Financial Supervision Act (Besluit Marktmisbruik Wft) (the “Market Abuse Decree”) who are closely associated with an Insider must notify The Netherlands Authority for the Financial Markets of any transactions conducted for their own account relating to ordinary shares or securities the value of which is determined by the value of the ordinary shares. The Market Abuse Decree designates the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year prior to the relevant transaction date, and (iv) any legal person, trust or partnership whose managerial responsibilities are discharged by, which is controlled by, which has been incorporated for the benefit of, or whose economic interests are the same as, a person referred to in the previous paragraph or under (i), (ii) or (iii) above.

The AFM keeps a public register of all notifications made pursuant to the Dutch Financial Supervision Act.

Pursuant to the rules against insider trading we have, among other things, further adopted rules governing the holding of, reporting and carrying out of transactions in our securities by the Directors or our employees. Further, we have drawn up a list of those persons working for us who could have access to inside information on a regular or incidental basis and have informed the persons concerned of the rules against insider trading and market manipulation including the sanctions which can be imposed in the event of a violation of those rules.

Non-compliance with the notification obligations under the market abuse obligations laid down in the Dutch Financial Supervision Act may lead to criminal fines, administrative fines, imprisonment or other sanctions.

Comparison of Dutch Corporate Law and U.S. Corporate Law

The following comparison between Dutch corporation law, which applies to us, and Delaware corporation law, the law under which many corporations in the United States are incorporated, discusses additional matters not otherwise described in this annual report.

Duties of directors

The Netherlands

Under Dutch law the board of directors is collectively responsible for the policy and day-to-day management of the company. The non-executive directors will be assigned the task of supervising the executive directors and providing them with advice. Each director has a duty to the company to properly perform the duties assigned to him. Furthermore, each board member has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied. Any board resolution regarding a significant change in the identity or character of the company or its business requires shareholders’ approval.

Delaware

The board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Director terms

The Netherlands

Under Dutch law a director of a listed company is generally appointed for a maximum term of four years. There is no limit to the number of terms a director may serve.

Delaware

The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three staggered classes with up to three-year terms, with the terms for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders, with exceptions if the board is classified or if the company has cumulative voting.

Director vacancies

The Netherlands

Under Dutch law, new members of the board of directors of a company such as ours are appointed by the general meeting. Our Articles provide that our Board has nomination rights with respect to the appointment of a new member of our Board. If a nomination consists of a list of two or more candidates, it is binding and the appointment to the vacant seat concerned shall be from the persons placed on the binding list of candidates and shall be effected through election. Notwithstanding the foregoing, our general meeting of shareholders may, at all times, by a resolution passed with a two-thirds majority of the votes cast representing more than half of our issued and outstanding capital, resolve that such list of candidates shall not be binding.

Delaware

The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Shareholder proposals

The Netherlands

Pursuant to our Articles, extraordinary shareholders’ meetings will be held as often as our Board or our CEO deems such necessary. Additionally, shareholders and/or persons with depository receipt holder rights representing in the aggregate at least one-tenth of the issued capital of the company may request the Board to convene a general meeting, specifically stating the business to be discussed. If our Board has not given proper notice of a general meeting within four weeks following receipt of such request such that the meeting can be held within six weeks after receipt of the request, the applicants shall be authorized to convene a meeting themselves. Pursuant to Dutch law, one or more shareholders representing at least 10% of the issued share capital may request the Dutch Courts to order that a general meeting be held.

The agenda for a meeting of shareholders must contain such items as our Board or the person or persons convening the meeting decide, including the time and place of the shareholders’ meeting and the procedure for participating in the shareholders’ meeting by way of a written power of attorney. The agenda shall also include such other items as one or more shareholders, representing at least such part of the issued share capital as required by the laws of the Netherlands (currently, 1% of the issued share capital or shares representing a value of €50 million) may request by providing a substantiated written request or a proposal for a resolution to our Board at least 60 days before the date of the meeting.

Delaware

Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting.

Shareholder suits

The Netherlands

In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Delaware

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim and such demand has been refused before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Anti-takeover provisions

The Netherlands

Neither Dutch law nor our Articles specifically prevent business combinations with interested shareholders. Under Dutch law various protective measures are as such possible and admissible, within the boundaries set by Dutch case law and Dutch law.

Delaware

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested shareholder, unless:

•	the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

•

after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

•

after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the Company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Removal of directors

The Netherlands

Under Dutch law, the general meeting has the authority to suspend or remove members of the board of directors at any time. Under our Articles, a member of our Board may be suspended or removed by our general meeting of shareholders at any time by a resolution passed with a two-thirds majority of the votes cast representing more than half of the issued and outstanding capital. If permitted under the laws of the Netherlands, a member of our Board may also be suspended by our Board itself. Any suspension may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension, the suspension shall end. Currently, Dutch law does not allow directors to be suspended by the board of directors; however, Dutch law is expected to be amended to facilitate the suspension of directors by the board of directors.

Delaware

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Taxation

Certain U.S. Federal Income Tax Considerations

In the opinion of Linklaters LLP, this section describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares as of the date hereof. This summary deals only with initial purchasers of ordinary shares that are U.S. Holders and that will hold the ordinary shares as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of ordinary shares by particular investors, and does not address state, local, foreign or other tax laws. This summary also does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of our voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the ordinary shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership that holds ordinary shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of ordinary shares by the partnership.

The summary assumes that we are not a passive foreign investment company, or a “PFIC,” for U.S. federal income tax purposes, which we believe to be the case. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents, income from interest equivalents and notional principal contracts, foreign currency gains and certain other categories of income, subject to exceptions. Our possible status as a PFIC must be determined annually and therefore may be subject to change. We do not intend to make annual determinations of our PFIC status. If we were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the Convention between the United States of America and the Kingdom of the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, signed at Washington on December 18, 1992, as amended by a protocol signed at Washington on October 13, 1993 (the “Treaty”), all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE SHARES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

General

Distributions paid by us out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Dutch withholding tax paid by us with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by us with respect to shares will constitute ordinary dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from us.

For taxable years that begin before 2013, dividends paid by us will generally be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long-term capital gains, provided we qualify for the benefits of the Treaty, which we believe to be the case. A U.S. Holder will be eligible for this reduced rate only if it has held the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Foreign Currency Dividends

Dividends paid in euro will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether euro are converted into U.S. dollars at that time. The U.S. dollar value of any dividend paid to you in euro shall be determined by the person required by law to report such payments to the IRS. If dividends received in euro are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Effect of Dutch Withholding Taxes

As discussed in “—Certain Dutch Income Tax Considerations,” under current law payments of dividends by us to foreign investors are subject to a 15% Dutch withholding tax. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Dutch taxes withheld by us, and as then having paid over the withheld taxes to the Dutch taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received by the U.S. Holder from us.

A U.S. Holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Dutch income taxes withheld by us.

For purposes of the foreign tax credit limitation, foreign source income is classified in one of two “baskets,” and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by us generally will constitute foreign source income in the “passive income” basket, which generally includes dividends, interest, royalties, rents, income from interest equivalents and notional principal contracts, foreign currency gains and certain other categories of income, subject to exceptions. If a U.S. Holder receives a dividend from us that qualifies for the special reduced rate normally applicable to long-term capital gains described above under “—Dividends—General,” the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. A U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the ordinary shares for at least 16 days in the 31-day period beginning 15 days before the ex dividend date. In general, we must remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, depending on the application of complex Dutch corporate tax rules to our particular situation, we may be entitled to retain a portion of the amount withheld, and any such portion will likely not qualify as a creditable tax for U.S. foreign tax credit purposes.

U.S. Holders that are accrual basis taxpayers, and who do not otherwise elect, must translate Dutch taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Dutch taxes relative to the U.S. Holder’s U.S. federal income tax liability attributable to a dividend. However, cash basis and electing accrual basis U.S. Holders must translate Dutch taxes into U.S. dollars using the exchange rate in effect on the day the taxes were paid. Any such election by an accrual basis U.S. Holder will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the IRS.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of Dutch taxes and receiving a dividend from us that is eligible for the special reduced rate normally applicable to long-term capital gains described above under “—Dividends—General.”

Sale or other Disposition

Upon a sale or other disposition of the ordinary shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the shares. A U.S. Holder’s tax basis in a share will generally be its U.S. dollar cost. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year. However, regardless of a U.S. Holder’s actual holding period, any loss may be long-term capital loss to the extent the U.S. Holder receives a dividend that qualifies for the reduced rate described above under “—Dividends—General,” and exceeds 10% of the U.S. Holder’s basis in its shares. Any gain or loss will generally be U.S. source.

Backup Withholding and Information Reporting

The proceeds of sale or other disposition, as well as dividends and other proceeds with respect to the ordinary shares, by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

The recently enacted Hiring Incentives to Restore Employment Act (the “HIRE Act”) imposes new reporting requirements on the holding of specified foreign financial assets (as defined in the HIRE Act), including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000. The ordinary shares are expected to constitute specified foreign financial assets subject to these requirements unless the ordinary shares are held in an account maintained by a domestic financial institution. U.S. Holders should consult their tax advisors regarding the application of the HIRE Act.

Certain Dutch Income Tax Considerations

Introduction

In the opinion of Linklaters LLP, this section describes the material Dutch tax consequences of the ownership and disposition of our ordinary shares as of the date hereof and is intended as general information only. The following summary does not purport to be a comprehensive description of all Dutch tax considerations that could be relevant for holders of the ordinary shares. This summary is intended as general information only. Each prospective holder should consult a professional tax adviser with respect to the tax consequences of an investment in the ordinary shares. This summary is based on Dutch tax legislation and published case law in force as of the date of this annual report. It does not take into account any developments or amendments thereof after that date, whether or not such developments or amendments have retroactive effect.

Scope

Regardless of whether or not a holder of ordinary shares is, or is treated as being, a resident of The Netherlands, this summary does not address the Dutch tax consequences for such a holder:

(a)	having a substantial interest (aanmerkelijk belang) in our company (such a substantial interest is generally present if an equity stake of at least 5%, or a right to acquire such a stake, is held, in each case by reference to our company’s total issued share capital, or the issued capital of a certain class of shares);

(b)	who is a private individual and may be taxed for the purposes of Dutch income tax (inkomstenbelasting) as an entrepreneur (ondernemer) having an enterprise (onderneming) to which the ordinary shares are attributable, as one who earns income from miscellaneous activities (resultaat uit overige werkzaamheden), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or who may otherwise be taxed as one earning taxable income from work and home (werk en woning) with respect to benefits derived from the ordinary shares;

(c)	which is a corporate entity, and for the purposes of Dutch corporate income tax (vennootschapsbelasting) and Dutch dividend tax (dividendbelasting), has, or is deemed to have, a participation (deelneming) in our company (such a participation is generally present in the case of an interest of at least 5% of our company’s nominal paid-in capital); or

(d)	which is a corporate entity and an exempt investment institution (vrijgestelde beleggingsinstelling) or investment institution (beleggingsinstelling) for the purposes of Dutch corporate income tax, a pension fund, or otherwise not a taxpayer or exempt for tax purposes.

Dividend tax

Withholding requirement

We are required to withhold 15% Dutch dividend tax in respect of proceeds from the ordinary shares, which include:

(a)	proceeds in cash or in kind, including deemed and constructive proceeds;

(b)	liquidation proceeds, proceeds on redemption of the ordinary shares and, as a rule, the consideration for the repurchase of ordinary shares by our company in excess of its average paid-in capital (gestort kapitaal) as recognized for Dutch dividend tax purposes, unless a particular statutory exemption applies;

(c)	the par value of the ordinary shares issued to a holder, or an increase in the par value of the ordinary shares, except when the (increase in the) par value of the ordinary shares is funded out of our paid-in capital as recognized for Dutch dividend tax purposes; and

(d)	partial repayments of paid-in capital, if and to the extent there are qualifying profits (zuivere winst), unless the general meeting of holders of shares has resolved in advance to make such repayment and provided that the nominal value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of the articles of association and the capital concerned is recognized as paid-in capital for Dutch dividend tax purposes.

Resident holders

If a holder of ordinary shares is, or is treated as being, a resident of The Netherlands, Dutch dividend tax which is withheld with respect to proceeds from the ordinary shares will generally be creditable for Dutch corporate income tax or Dutch income tax purposes if the holder is the beneficial owner (uiteindelijk gerechtigde) of the proceeds concerned.

Non-resident holders

If a holder of ordinary shares is, or is treated as being, a resident of a country other than The Netherlands, such holder is generally not entitled to claim full or partial relief at source, or a refund in whole or in part, of Dutch dividend tax with respect to proceeds from the ordinary shares.

Income tax

Resident holders

A holder who is a private individual and a resident, or treated as being a resident of The Netherlands for the purposes of Dutch income tax, must record the ordinary shares as assets that are held in box 3. Taxable income with regard to the ordinary shares is then determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. This deemed return is fixed at a rate of 4% of the holder’s yield basis (rendementsgrondslag) on January 1 of each year, insofar as the yield basis concerned exceeds a certain threshold. Such yield basis is determined as the fair market value of certain qualifying assets held by the holder of the ordinary shares, less the fair market value of certain qualifying liabilities. The fair market value of the ordinary shares will be included as an asset in the holder’s yield basis. The deemed return on income from savings and investments is taxed at a rate of 30%.

Non-resident holders

A holder who is a private individual and neither a resident, nor treated as being a resident of The Netherlands for the purposes of Dutch income tax, will not be subject to such tax in respect of benefits derived from the ordinary shares.

Corporate income tax

Resident holders or holders having a Dutch permanent establishment

A holder which is a corporate entity and for the purposes of Dutch corporate income tax a resident (or treated as being a resident) of The Netherlands, or a non-resident having (or treated as having) a permanent establishment in The Netherlands, is taxed in respect of benefits derived from the ordinary shares at rates of up to 25%.

Non-resident holders

A holder which is a corporate entity and for the purposes of Dutch corporate income tax neither a resident, nor treated as being a resident, of The Netherlands, having no permanent establishment in The Netherlands (and is not treated as having such a permanent establishment), will not be subject to such tax in respect of benefits derived from the ordinary shares.

Gift and inheritance tax

Resident holders

Dutch gift tax or inheritance tax (schenk- of erfbelasting) will arise in respect of an acquisition (or deemed acquisition) of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is a resident, or treated as being a resident, of The Netherlands for the purposes of Dutch gift and inheritance tax. A holder is so treated as being a resident of The Netherlands, if one having Dutch nationality has been a resident of The Netherlands during the ten years preceding the relevant gift or death. A holder is further so treated as being a resident of The Netherlands, if one has been a resident of The Netherlands at any time during the twelve months preceding the time of the relevant gift.

Non-resident holders

No Dutch gift tax or inheritance tax will arise in respect of an acquisition (or deemed acquisition) of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is neither a resident, nor treated as being a resident, of The Netherlands for the purposes of Dutch gift and inheritance tax.

Other taxes

No Dutch turnover tax (omzetbelasting) will arise in respect of any payment in consideration for the issue of the ordinary shares, with respect to a distribution of proceeds from the ordinary shares or with respect to a transfer of ordinary shares. Furthermore, no Dutch registration tax, capital tax, transfer tax or stamp duty (nor any other similar tax or duty) will be payable in connection with the issue or acquisition of the ordinary shares.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Under our credit facilities, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate.

Foreign Exchange Rate Risk

Our reporting currency for purposes of our financial statements is the euro. However, we also incur revenue and operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner and Swedish krona. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We have determined that the impact of a near-term 10% appreciation or depreciation of non-euro denominated currencies relative to the euro would not have a significant effect on our financial position, results of operations, or cash flows.

We do not maintain any derivative instruments to mitigate the exposure to translation and transaction risk. Our foreign exchange transaction gains and losses are included in our results of operations and were not material for all periods presented. We do not currently engage in foreign exchange hedging transactions to manage the risk of our foreign currency exposure.

Commodity Price Risk

We are a significant user of electricity and have exposure to increases in electricity prices. In recent years, we have seen significant increases in electricity prices. We use independent consultants to monitor price changes in electricity and negotiate fixed-price term agreements with the power supply companies where possible.

Approximately 60% of our customers by revenue pay for electricity on a metered basis while the remainder of our customers pay for power “plugs.” While we are contractually able to recover power cost increases from our customers, some portion of the increased costs may not be recovered. In addition, some portion of the increased costs may be recovered in a delayed fashion based on commercial reasons at the discretion of local management.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010 was carried out by us under the supervision and with the participation of our management, including the chief executive officer and chief financial officer. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Cees van Luijk is the audit committee financial expert as defined by the SEC and meets the applicable independence requirements of the SEC and the NYSE.

ITEM 16B: CODE OF ETHICS

As we completed our initial public offering on January 28, 2011, we have not yet adopted a code of ethics. We are presently preparing a code of ethics and we will post it on our website at www.interxion.com once it is adopted by our board of directors.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Accountants N.V. has served as InterXion’s principal accountant for the fiscal years ended December 31, 2009 and 2010. Set forth below are the fees for audit and other services rendered by KPMG Accountants N.V. or other KPMG network for the fiscal years ended December 31, 2009 and 2010.

	Year ended December 31,
	2009	2010
	(€’000)
Audit fees	470	441
Audit-related fees	—	1,175
Tax fees	—	7
All other fees	—	10

Total	470	1,633

Audit fees include fees billed for audit services rendered for InterXion’s annual consolidated financial statements filed with regulatory organizations. Audit-related fees include fees paid to KPMG as compensation for professional services related to our initial public offering in 2011, work for which started in 2010.

Tax fees include fees billed for tax compliance.

All other fees consist of fees for all other services not included in any of the other categories noted above.

All of the above fees were pre-approved by the Audit Committee.

Audit Committee’s Policies and Procedures

In accordance with the Securities and Exchange Commission rules regarding auditor independence, the Audit Committee has established Policies and Procedures for Audit and Non-Audit Services Provided by an Independent Auditor. The rules apply to InterXion and its consolidated subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the Securities and Exchange Commission, or the external auditor, for permissible non-audit services.

When engaging the external auditor for permissible non-audit services (audit-related services, tax services, and all other services), pre-approval is obtained prior to the commencement of the services.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Except for the absence of an internal audit function, our corporate governance practices do not differ in any significant way from the corporate governance practices followed by domestic companies who have completed an initial public offering within the last year on the NYSE.

PART III

ITEM 17: FINANCIAL STATEMENTS

InterXion has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-45, which are incorporated herein by reference.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number	Description of Document
3.1	Articles of Association of InterXion Holding N.V., as amended, dated as of January 28, 2011.

3.2	Bylaws of InterXion Holding N.V. dated as of March 25, 2011.

4.1*	Indenture dated as of February 12, 2010 among InterXion Holding N.V., InterXion Nederland B.V., InterXion HeadQuarters B.V.; InterXion Carrier Hotel (UK) Ltd and InterXion Deutschland GmbH, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A. and Barclays Bank PLC.

4.2*	Form of Registration Rights Agreement.

10.1*	Senior Multicurrency Revolving Facility Agreement dated as of February 1, 2010 among InterXion Holding N.V., Barclays Bank PLC, Citigroup Global Markets Limited, ABN AMRO Bank N.V. (as successor to Fortis Bank (Nederland) N.V.), Merrill Lynch International, Credit Suisse AG, London Branch and Jefferies Finance LLC.

10.2*	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated November 3, 2010 between InterXion Holding N.V. and Barclays Bank PLC

10.3*†	Lease Agreement between InterXion Österreich GmbH and S-Invest Beteiligungsgesellschaft mbH dated January 1, 2000 as amended by the Supplement to the Floridsdorf Technology Park Lease dated November 13, 2007.

10.4*†	Lease Agreement among InterXion Holding N.V., InterXion Belgium N.V. and First Cross Roads dated June 25, 2001.

10.5*†	Lease Agreement between InterXion HeadQuarters B.V. and Keops A/S dated May 1, 2000.

10.6*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated June 29, 2007 as amended by the Amendment to the Lease Agreement dated October 26, 2007.

10.7*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated April 28, 2006.

10.8*†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 15 to the Lease Agreement dated November 30, 2009.

10.9*†	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

10.10*†	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

10.11*†	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

10.12*†	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

10.13*†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Eliahou Zeloof, Amira Zeloof, Ofer Zeloof and Oren Zeloof dated February 23, 2000.

10.14*	Intercreditor Agreement among InterXion Holding N.V., Barclays Bank PLC, The Bank of New York Mellon, London Branch and others named therein dated February 12, 2010.

10.15*	Additional Intercreditor Agreement among InterXion Holding N.V., Barclays Bank PLC, The Bank of New York Mellon, London Branch and others named therein dated November 11, 2010.

10.16*	InterXion Holding N.V. Fifth Amended and Restated Shareholders Agreement dated December 24, 2009.

10.17*	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated June 15, 2010.

10.18*†	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

10.19*	Shareholders Agreement among InterXion Holding N.V., Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

21.1*	Subsidiaries of InterXion Holding N.V.

Notes:
*	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form F-1 (File No. 333-171662) filed with the SEC and hereby incorporated by reference to such Registration Statement.
†	Confidential treatment has been received for certain portions which are omitted in the copy of the exhibit filed with the SEC. The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERXION HOLDING N.V.

/s/ David C. Ruberg

Name:	David C. Ruberg

Title:	Chief Executive Officer

Date:	April 27, 2011

INDEPENDENT AUDITOR’S REPORT

The Board of Directors and Shareholders of InterXion Holding N.V.

We have audited the accompanying consolidated balance sheets of InterXion Holding N.V. and subsidiaries as of December 31, 2010, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ KPMG ACCOUNTANTS N.V.

Amstelveen

April 27, 2011

CONSOLIDATED INCOME STATEMENTS

	Note	For the years ended December 31
		2010	2009	2008
		(€’000)
Revenue	5	208,379	171,668	138,180
Cost of sales	5,6	(91,154)	(78,548)	(63,069)

Gross profit		117,225	93,120	75,111
Other income	5	425	746	2,291
Sales and marketing costs	5,6	(15,072)	(11,253)	(9,862)
General and administrative costs	5,6,9	(55,892)	(50,628)	(35,352)

Operating profit	5	46,686	31,985	32,188
Finance income	7	582	536	1,166
Finance expense	7	(30,026)	(6,784)	(4,879)

Profit before taxation		17,242	25,737	28,475
Income tax (expense)/benefit	8	(2,560)	715	8,899

Profit for the year attributable to shareholders		14,682	26,452	37,374

Earnings per share post 5:1 reverse stock split:
Basic earnings per share: (€)	14	0.33	0.60	0.87
Diluted earnings per share: (€)	14	0.31	0.57	0.81

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended December 31
	2010	2009	2008
	(€’000)
Profit for the year attributable to shareholders	14,682	26,452	37,374
Foreign currency translation differences	4,520	1,347	(4,322)

Total comprehensive income	19,202	27,799	33,052

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	Note	As at December 31
		2010	2009	2008
		(€’000)
Non-current assets
Property, plant and equipment	9	342,420	275,960	208,206
Intangible assets	10	6,005	3,642	2,801
Deferred tax assets	8	39,841	39,585	38,204
Other non-current assets	11	3,709	1,220	1,096

		391,975	320,407	250,307

Current assets
Trade and other current assets	11	55,672	55,610	49,874
Cash and cash equivalents	12	99,115	32,003	61,775

		154,787	87,613	111,649

Total assets		546,762	408,020	361,956

Shareholders’ equity
Share capital	13	4,434	4,434	4,364
Share premium	13	321,078	319,388	317,806
Foreign currency translation reserve	13	4,933	413	(934)
Accumulated deficit	13	(175,176)	(189,858)	(216,310)

		155,269	134,377	104,926

Non-current liabilities
Trade payables and other liabilities	15	7,795	8,227	8,957
Deferred tax liability	8	660	—	—
Provision for onerous lease contracts	16	13,260	15,844	18,367
Borrowings	17	257,403	128,678	107,384

		279,118	152,749	134,708

Current liabilities
Trade payables and other liabilities	15	106,038	91,029	93,946
Current tax liabilities		868	376	128
Provision for onerous lease contracts	16	3,073	3,068	4,545
Borrowings	17	2,396	26,421	23,703

		112,375	120,894	122,322

Total liabilities		391,493	273,643	257,030

Total liabilities and shareholders’ equity		546,762	408,020	361,956

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
		(€’000)
Balance at January 1, 2010		4,434	319,388	413	(189,858)	134,377
Profit for the period		—	—	—	14,682	14,682
Total other comprehensive income		—	—	4,520	—	4,520
Total comprehensive income		—	—	4,520	14,682	19,202
Exercise of options		—	6	—	—	6
Share-based payments	19	—	1,684	—	—	1,684
Total contribution by and distributions to owners of the Company		—	1,690	—	—	1,690

Balance at December 31, 2010		4,434	321,078	4,933	(175,176)	155,269

Balance at January 1, 2009		4,364	317,806	(934)	(216,310)	104,926
Profit for the period		—	—	—	26,452	26,452
Total other comprehensive income		—	—	1,347	—	1,347
Total comprehensive income		—	—	1,347	26,452	27,799
Exercise of options		70	632	—	—	702
Share-based payments	19	—	950	—	—	950
Total contribution by and distributions to owners of the Company		70	1,582	—	—	1,652

Balance at December 31, 2009		4,434	319,388	413	(189,858)	134,377

Balance at January 1, 2008		4,274	315,180	3,388	(253,684)	69,158
Profit for the period		—	—	—	37,374	37,374
Total other comprehensive income		—	—	(4,322)	—	(4,322)
Total comprehensive income		—	—	(4,322)	37,374	33,052
Issue of preference shares		90	966	—	—	1,056
Share-based payments	19	—	1,660	—	—	1,660
Total contribution by and distributions to owners of the Company		90	2,626	—	—	2,716

Balance at December 31, 2008		4,364	317,806	(934)	(216,310)	104,926

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	For the years ended December 31
		2010	2009	2008
		(€’000)
Profit for the year		14,682	26,452	37,374
Depreciation and amortization	9	31,108	21,960	15,083
Impairments	9	—	—	489
Provision for onerous lease contracts	16	(3,157)	950	(1,919)
Share-based payments	19	1,684	950	1,660
Abandoned transaction costs	5	—	4,841	—
Net finance expense		29,444	6,248	3,713
Income tax expense	8	2,560	(715)	(8,899)

		76,321	60,686	47,501

Movements in trade and other current assets		511	(11,151)	(18,421)
Movements in trade and other liabilities		8,476	9,051	10,444

Cash generated from operations		85,308	58,586	39,524

Interest and fees paid		(9,980)	(7,373)	(4,194)
Interest received		390	583	1,001
Income tax paid		(1,339)	(418)	(340)

Net cash flows from operating activities		74,379	51,378	35,991

Cash flow from investing activities
Purchase of property, plant and equipment		(98,171)	(99,979)	(91,123)
Disposal of property, plant and equipment		230	104	—
Purchase of intangible assets		(2,223)	(1,074)	(1,129)

Net cash flows from investing activities		(100,164)	(100,949)	(92,252)

Cash flow from financing activities
Proceeds from exercised options		6	702	1,056
Proceeds/(repayment) bank facilities		(159,046)	21,667	81,512
Proceeds from Senior Secured Notes and RCF		254,276	—	—
Other Borrowings		(2,488)	(2,605)	(511)

Net cash flows from financing activities		92,748	19,764	82,057
Effect of exchange rate changes on cash		149	35	131

Net movement in cash and cash equivalents		67,112	(29,772)	25,927
Cash and cash equivalents, beginning of year		32,003	61,775	35,848

Cash and cash equivalents, end of year	12	99,115	32,003	61,775

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE 2010 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2010 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

The financial statements were authorized for issuance by the Audit Committee on April 27, 2011. The financial statements are subject to adoption by the General Meeting of Shareholders.

2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) effective as at December 31, 2010 as issued by the Internal Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code, as far as applicable.

New and amended standards adopted by the Group

The adoption as of January 1, 2010 by the Group of the following new and amended standards did not have a material impact on the financial position or performance of the Group.

• IFRS 3R, “Business Combinations”	• IAS 39 “Financial Instruments: Recognition and Measurement” (April 2009 revisions)

• IFRS 2, “Share based payment”; group cash-settled share-based payment transactions	• IFRIC 17, “Distributions of Non-Cash Assets to Owners”, effective annual periods beginning on or after July 1, 2009

• IFRS 5, “Non-current assets held for sale and discontinued operations”	• IFRIC 9, “Reassessment of Embedded Derivatives”

Basis of measurement

The Group presents its consolidated financial statements in thousands of Euros. They are prepared on a going concern basis and under the historical cost convention except for certain financial instruments. The Company’s functional currency is the Euro.

The accounting policies set out below have been applied consistently by the Group entities and to all periods presented in these consolidated financial statements.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment depreciation—Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Company’s best estimates of future prices, output and costs and is therefore subjective.

Costs of site restoration—Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease. The actual cost of these may be different depending upon whether the Group renews the lease.

Provision for onerous lease contracts—A provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted rental income to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Deferred taxation—Provision is made for deferred taxation at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending upon local financial performance in each tax jurisdiction.

3	Significant accounting policies

The consolidated financial statements incorporate the financial statements of the Company and all entities in which a direct or indirect controlling interest exists. Subsidiaries are entities that are directly or indirectly controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Accounting policies used by subsidiaries for group reporting purposes are identical to the accounting policies of the Group.

With the exception of Stichting Administratiekantoor Management Interxion, all of the subsidiary undertakings of the Group as set out below are wholly owned. Unless otherwise stated, ownership is of ordinary shares.

—	Interxion HeadQuarters B.V., Amsterdam, the Netherlands;

—	Interxion Nederland B.V., Amsterdam, the Netherlands;

—	Interxion Trademarks B.V., Amsterdam, the Netherlands;

—	Interxion Österreich GmbH, Vienna, Austria;

—	Interxion Belgium N.V., Brussels, Belgium;

—	Interxion Denmark ApS, Copenhagen, Denmark;

—	Interxion France SAS, Paris, France;

—	Interxion Deutschland GmbH, Frankfurt, Germany;

—	Interxion Ireland Ltd, Dublin, Ireland;

—	Interxion Telecom SRL, Milan, Italy;

—	Interxion España SA, Madrid, Spain;

—	Interxion Sverige AB, Stockholm, Sweden;

—	Interxion (Schweiz) AG, Zurich, Switzerland;

—	Interxion Carrier Hotel Ltd., London, United Kingdom;

—	Interxion Real Estate Holding B.V., Amsterdam, the Netherlands;

—	Interxion Real Estate I B.V., Amsterdam, the Netherlands;

—	Interxion Operational B.V., Amsterdam, the Netherlands;

—	Centennium Detachering B.V., The Hague, the Netherlands (dormant);

—	Interxion Consultancy Services B.V., Amsterdam, the Netherlands (dormant);

—	Interxion Telecom B.V., Amsterdam, the Netherlands (dormant);

—	Interxion Trading B.V., Amsterdam, the Netherlands (dormant);

—	Interxion B.V., Amsterdam, the Netherlands (dormant);

—	Interxion Europe Ltd., London, United Kingdom (dormant);

—	Interxion Telecom Ltd., London, United Kingdom (dormant);

—	Stichting Administratiekantoor Management Interxion, Amsterdam, the Netherlands.

Foreign currency

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and the financial position of each entity are expressed in Euros, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in foreign currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The income and expenses of foreign operations are translated to Euros at average exchange rates.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences arising, if any, on net investments including receivables from or payables to a foreign operation for which settlement is neither planned nor likely to occur, are recognized directly in the foreign currency translation reserve (FCTR) within equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Derivative financial instruments

The Group may enter into derivative financial instruments (interest rate swaps) to manage its exposure to interest risk. Further details of derivative financial instruments are disclosed in Note 18. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

The resulting gain or loss is recognized in profit or loss immediately.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, borrowing costs, rent and associated costs and internal employment costs which are directly and exclusively related to the underlying asset. Where it is probable that the underlying property lease will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized within income.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation is calculated from the date an asset becomes available for use and is written off on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

Data centers	10 – 15 years
Office buildings	10 – 15 years
Office equipment	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Data centers consist of leasehold improvements and equipment or infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office buildings consist of office leasehold improvements and office equipment consists of furniture, computer equipment and software.

Intangible assets

Intangible assets represent computer software and other intangible assets. Other intangible assets principally consist of power grid rights (which are initially recognized at cost less accumulated amortization and accumulated impairment losses) and lease premiums (paid in addition to obtain rental contracts).

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets, but, if applicable, no longer than the length of the lease contract. Amortization methods, useful lives and residual values are reviewed at each reporting date.

The estimated useful lives are:

Lease premiums	12 years
Power grid rights	10 – 15 years
Computer software	3 – 5 years
Other	3 – 10 years

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement.

When a trade receivable is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of either its value in use or its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized costs; with any difference between the proceeds (net of transaction costs) and the redemption value recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Provisions

A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The discount rate arising on the provision is amortized in future years through interest.

A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease need to be made.

A provision for onerous lease contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

The provision is measured at the present value of the lower of either the expected cost of terminating the contract or the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

Leases

Leases, where the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision maker, identified as the Board. There are two segments: the first segment being France, Germany, the Netherlands and the United Kingdom and the second segment being Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items presented as Corporate and other principally comprise provisions for onerous lease contracts and related revenue and expenses; loans and borrowings and related expenses; corporate assets and expenses (primarily the Company’s headquarters); and income tax assets and liabilities.

Segment capital expenditure is defined as the net cash outflows during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

EBITDA and Adjusted EBITDA, as well as recurring revenue, are additional indicators of our operating performance and are not required by, or presented in accordance with, IFRS. They are not intended as a replacement or alternative for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. Adjusted EBITDA is defined as EBITDA adjusted to exclude share-based payments, income (charge) attributable to a defined benefit scheme, exceptional and non-recurring items and include share of profits (losses) of non-group companies.

This information, provided to the chief operating decision maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. EBITDA and Adjusted EBITDA, as calculated here, may not be comparable to similarly titled measures reported by other companies.

Revenue recognition

Revenues are recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenues are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial set-up fees payable at the beginning of customer contracts are deferred at inception and recognized in profit or loss on a straight-line basis over the initial term of the customer contract.

Other services revenue relates mainly to managed services and connectivity. Revenue from other services is recognized when the services are rendered.

Deferred revenues relating to invoicing in advance and initial set-up fees are carried on the balance sheet. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Cost of sales

The cost of sales consist mainly of rental costs for the data centers and offices, power costs, maintenance costs relating to the data center equipment, operation and support personnel costs and costs related to installations and other customer requirements. In general, maintenance and repairs are expensed as incurred. In cases where maintenance contracts are in place, the costs are recorded on a straight-line basis over the contractual period.

Sales and marketing costs

The operating expenses related to sales and marketing consist of costs for personnel (including sales commissions), marketing and other costs directly related to the sales process. Costs of advertising and promotion are expensed as incurred.

Share-based payments

The share option program allows Group employees to acquire share certificates of the Group. The fair value at the date of grant to employees of share options is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Finance income and expense

Finance expense comprises interest payable on borrowings calculated using the effective interest rate method and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data center assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

Interest income is recognized in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse or loss carry forwards when they are utilized.

A deferred tax asset is also recognized for unused tax losses and tax credits. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Ordinary shares share on an equal basis in profits with preference shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary and preference shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary and preference shareholders and the weighted average number of ordinary and preference shares outstanding for the effects of all dilutive potential ordinary shares, which comprise the share options granted to employees.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2010 and have not been applied in preparing these consolidated financial statements:

• IAS 1, “First-time Adoption of International Financial Reporting Standards”;	• IFRS 9, “Financial Instruments”

• IFRS 24, “Related Party Disclosures”	• IFRIC 14, IAS 19, “The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction”

• IFRS 32, “Financial Instruments: Presentation of Rights Issues”;	• IFRIC 19, “Extinguishing financial liabilities with equity instruments”, effective annual periods beginning on or after July 1, 2010.

The Group has not opted for earlier adoption. Following an internal review, it is not anticipated that the adoption of these new but not yet effective standards and interpretations will have a material financial impact on the financial statements in the period of initial application and subsequent reporting.

4	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Other price risks

This note presents information about the Group’s exposure to each of the above risks, the Group’s goals, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Management Board has overall responsibility for the oversight of the Group’s risk management framework.

The Company continues developing and evaluating the Group’s risk management policies with a view to identifying and analyzing the risks faced by the Group, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Supervisory Board oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument fails to meet its contractual obligations. This risk principally arises from the Group’s receivables from customers. The Group’s most significant customer accounts for less than 5% of the revenues for 2010, 2009 and 2008.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and the country in which customers operate, has less of an influence on credit risk.

The Group’s most significant customer accounts for less than 5% of the carrying amount of trade receivables as at December 31, 2010, 2009 and 2008.

The Group has an established credit policy under which each new customer is analyzed individually for creditworthiness before they commence trading with the Group. If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the credit quality of the customer is analyzed taking into account its financial position, past experience and other factors.

The Group’s standard terms require contracted services to be paid in advance of these services being delivered. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or service to the customer being suspended.

In 2010, 93% (2009: 94% and 2008: 92%) of the Group’s revenues were derived from contracts under which customers pay an agreed contracted amount including power on a regular basis (usually monthly or quarterly) or from deferred initial set-up fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have occurred infrequently (see Note 19). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Bank counterparties

The Group has obligations under the terms of its revolving loan agreement to deposit surplus cash balances at bank accounts held by the lending banks. The Group seeks to minimize the risk that this constraint imposes by holding cash as widely as possible across all three lending bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation or jeopardizing its future.

The majority of the Group’s revenues and operating costs are contracted, which assists it in monitoring cash flow requirements, which are monitored on a daily and weekly basis. Typically the Group ensures that it has sufficient cash on demand to meet expected normal operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

All significant capital expansion projects are subject to formal approval by the Board, and material expenditure or customer commitments are only made once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure.

As at December 31, 2010, the Group listed € 260.0 million 9.5% Senior Secured Notes due 2017. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. Interest on the Senior Secured Notes is payable at the rate of 9.5%, which falls due on February 12 and August 12 each year.

The Group has secured additional € 50 million multicurrency Revolving Credit Facility that is fully undrawn as at December 31, 2010. As at December 31 2010, on the Revolving Credit Facility the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 400 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 400 basis points.

On January 27, 2011, the Company went public and started trading on the New York Stock Exchange under the ticker symbol INXN. The net proceeds were approximately € 138.6 million, which will be used for general corporate purposes including construction of new data centers.

Refer to Borrowing section for more details (Note 17).

Market risk

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the Euro, but also pounds sterling (GBP), Swiss francs (CHF), Danish kroner (DKK) and Swedish kronor (SEK). The currencies in which these transactions are primarily denominated are EUR, GBP, CHF, DKK and SEK.

Historically, the revenues and operating costs of each of the Group’s entities have provided an economic hedge against foreign currency exposure and have not required foreign currency hedging.

It is anticipated that a number of capital expansion projects will be funded in a currency that is not the functional currency of the entity in which the associated expenditure will be incurred. In the event that this occurs and is material to the Group, the Group will seek to implement an appropriate hedging strategy.

The majority of the Group’s borrowings are Euro denominated and the Company believes that the Interest on these borrowings will be serviced from the cash flows generated by the underlying operations of the Group whose functional currency is the Euro. The Group’s investments in subsidiaries are not hedged.

Interest rate risk

Following the issuance of 9.5% Senior Secured Notes in 2010 and the repayment of the old bank facilities, the Group’s exposure to interest rate risk decreased significantly. As at December 31, 2010, the interest rate risk is very limited.

Other risks

Price risk

The risk of changes in market circumstances, such as strong unanticipated increases in operational costs, construction costs of new data centers or that customer contracts will churn, will negatively affect the Group’s income. Customers have medium-term contracts that require notice prior to termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group is a significant user of power and has exposure to increases in power prices. In recent years the Group has seen significant increases in power prices. The Group uses independent consultants to monitor price changes in electricity and seeks to negotiate fixed-price term agreements with the power supply companies where possible. The risk to the Group is mitigated by the contracted ability to recover power price increases through adjustments in the pricing for power services.

Capital management

The Group has a capital base comprising its equity, including reserves, and committed debt facilities. The Group monitors its solvency ratio, funds from operations and net debt with reference to multiples of the Group’s six months annualized Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders, creditors and customers confidence.

The principal use of capital in the development of the business is through capital expansion projects for the deployment of further equipped space in new and existing data centers. Major capital expansion projects are not started unless the Company has access to adequate capital resources at the start of the project to complete the project, and they are evaluated against target internal rates of return before approval. Capital expansion projects are continually monitored both before and after completion.

There were no changes in the Group’s approach to capital management during the year. The Group is not subject to externally imposed capital requirements.

5	Information by segment

The Group has adopted IFRS 8 “Operating Segments” with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board is measured in a manner consistent with that in the financial statements.

Information by segment 2010

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	114,689	78,284	192,973	—	192,973
Non-recurring revenue	9,161	6,245	15,406	—	15,406
Total revenue	123,850	84,529	208,379	—	208,379
Cost of sales	(52,861)	(33,513)	(86,374)	(4,780)	(91,154)

Gross profit/(loss)	70,989	51,016	122,005	(4,780)	117,225
Other income	425	—	425	—	425
Sales and marketing costs	(4,859)	(3,357)	(8,216)	(6,856)	(15,072)
Total general and administrative costs	(27,297)	(15,854)	(43,151)	(12,741)	(55,892)

Operating profit/(loss)	39,258	31,805	71,063	(24,377)	46,686
Net finance expense					(29,444)

Profit before tax					17,242

Total Assets	279,735	150,026	429,761	117,001	546,762
Total Liabilities	81,339	35,335	116,674	274,819	391,493
Capital Expenditures (PPE) paid	58,877	35,709	94,586	3,585	98,171
Depreciation, amortization, impairments	(18,659)	(10,972)	(29,631)	(1,477)	(31,108)
Adjusted EBITDA	58,060	43,010	101,070	(21,867)	79,203

Information by segment 2009

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	94,088	67,226	161,314	—	161,314
Non-recurring revenues	6,542	3,812	10,354	—	10,354
Total revenue	100,630	71,038	171,668	—	171,668
Cost of sales	(44,615)	(29,893)	(74,508)	(4,040)	(78,548)

Gross profit/(loss)	56,015	41,145	97,160	(4,040)	93,120
Other income	471	275	746	—	746
Sales and marketing costs	(3,987)	(2,282)	(6,269)	(4,984)	(11,253)
Total general and administrative costs	(21,629)	(13,169)	(34,798)	(15,830)	(50,628)

Operating profit/(loss)	30,870	25,969	56,839	(24,854)	31,985
Net finance expense					(6,248)

Profit before tax					25,737

Total Assets	235,575	123,460	359,035	48,985	408,020
Total Liabilities	102,967	45,493	148,460	125,183	273,643
Capital Expenditures (PPE) paid	55,253	42,584	97,837	2,142	99,979
Depreciation, amortization, impairments	(12,785)	(8,289)	(21,074)	(886)	(21,960)
Adjusted EBITDA	46,509	33,983	80,492	(17,749)	62,743

Information by segment 2008

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	75,069	52,239	127,308	—	127,308
Non-recurring revenue	5,881	4,991	10,872	—	10,872
Total revenue	80,950	57,230	138,180	—	138,180
Cost of sales	(36,207)	(25,018)	(61,225)	(1,844)	(63,069)

Gross profit/(loss)	44,743	32,212	76,955	(1,844)	75,111
Other income	518	1,773	2,291	—	2,291
Sales and marketing costs	(3,437)	(2,498)	(5,935)	(3,927)	(9,862)
Total general and administrative costs	(16,116)	(9,650)	(25,766)	(9,586)	(35,352)

Operating profit/(loss)	25,708	21,837	47,545	(15,357)	32,188
Net finance expense					(3,713)

Profit before tax					28,475

Total Assets	177,501	102,551	280,052	81,904	361,956
Total Liabilities	77,265	45,023	122,288	134,742	257,030
Capital Expenditures (PPE) paid	59,509	29,543	89,052	2,071	91,123
Depreciation, amortization, impairments	(8,875)	(5,768)	(14,643)	(440)	(15,083)
Adjusted EBITDA	35,872	25,636	61,508	(13,257)	48,251

Reconciliation Adjusted EBITDA

	2010	2009	2008
	(€’000)
Adjusted EBITDA	79,203	62,743	48,251

Income from subleases on unused data center sites	425	471	534
Net insurance compensation benefit	—	275	1,757

Exceptional income	425	746	2,291

Increase in provision onerous lease contracts(1)	(150)	(3,753)	(1,611)
Abandoned transaction costs	—	(4,841)	—
Share based payments	(1,684)	(950)	(1,660)

Exceptional general and administrative costs	(1,834)	(9,544)	(3,271)

EBITDA(2)	77,794	53,945	47,271

Depreciation and amortization	(31,108)	(21,960)	(15,083)

Operating profit	46,686	31,985	32,188

Notes:—

(1)	Before deduction of income from subleases on unused data center sites.
(2)	Operating profit plus depreciation, amortization and impairment of assets.

Exceptional income is recorded as “Other income” in the consolidated income statement. In 2009 and 2008, the net insurance compensation benefit received from our insurance company, as a result of fire damage incurred in 2008, represents the difference between the net book value and the replacement value of the equipment damaged. The increase in the provision for onerous lease contracts in 2009 relates to an unused data center in Germany and an office property in the Netherlands.

The provision for onerous lease contracts in 2008 relates to unused data center sites in Germany and Switzerland (see Note 16).

6	Employee benefit expenses

The Group employed on average 321 employees (full-time equivalents) during 2010 (2009: 269 and 2008: 225). Costs incurred in respect of these employees were:

	2010	2009	2008
	(€’000)
Salaries, commissions and bonuses	24,588	20,561	17,844
Social security charges	4,037	3,363	2,453
Pension costs	1,437	1,104	881
Other personnel-related costs	6,176	4,776	2,932
Share-based payments	1,684	950	1,660

	37,922	30,754	25,770

The following income statement line items include employee benefit expenses of:

	2010	2009	2008
	(€’000)
Costs of sales	14,419	13,233	10,354
Sales and marketing costs	9,848	5,423	4,418
General and administrative costs	13,655	12,098	10,998

	37,922	30,754	25,770

The Group operates a defined contribution scheme for its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

7	Finance income and expense

	2010	2009	2008
	(€’000)
Bank and other interest	582	536	1,138
Foreign currency exchange gains	—	—	28

Finance income	582	536	1,166

Interest expense on bank and other loans	(18,155)	(5,794)	(3,724)
Interest expense on finance leases	(92)	(102)	(121)
Interest expense on provision for onerous lease contracts	(578)	(708)	(1,034)
Other financial expenses	(11,102)	(99)	—
Foreign currency exchanges losses	(99)	(81)	—

Finance expense	(30,026)	(6,784)	(4,879)

Net finance expense	(29,444)	(6,248)	(3,713)

The Company funds the capital expansion programs within operating entities principally through intra-group loans; and since 2008, exchange differences arising, if any, on net investments including receivables from or payable to a foreign operation, are recognized directly in the foreign currency translation reserve within equity in accordance with IAS 21. Prior to 2008, these exchange differences were recognized as net finance expense or income.

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

Other financial expenses principally consist of €10.2 million costs related to the repayment of the Company’s bank borrowings and termination of the hedge contracts of which € 3.5 million was non-cash.

8	Income taxes

Income tax benefit/(expense)

	2010	2009	2008
	(€’000)
Current taxes	(1,802)	(666)	(340)
Deferred taxes	(758)	1,381	9,239

Total income tax (expense)/benefit	(2,560)	715	8,899

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25.5% in 2010 (25.5% in 2009 and 2008) and the actual tax benefit/expense is as follows:

	2010	2009	2008
	(€’000)
Profit for the year	14,682	26,452	37,374
Income tax (expense)/benefit	(2,560)	715	8,899

Profit before taxation	17,242	25,737	28,475

Income tax using Company’s domestic tax rate	(4,397)	(6,563)	(7,261)
Effect of tax rates in foreign jurisdictions	(891)	(701)	14
Change in tax rate and legislation	(1,038)	50	—
Non-deductible expenses	(645)	(523)	(573)
Recognition of previously unrecognized tax losses	3,532	4,982	13,583
Current year results for which no deferred tax asset was recognized	849	476	482
Change in previously unrecognized temporary differences	30	2,994	2,654

Income tax (expense)/benefit	(2,560)	715	8,899

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property, plant and equipment	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2008	4,911	—	225	24,668	29,804
Recognized in profit/(loss) for 2008	(4,366)	3,922	786	13,952	14,294

December 31, 2008	545	3,922	1,011	38,620	44,098
Recognized in profit/(loss) for 2009	91	1,761	507	(2,040)	319

December 31, 2009	636	5,683	1,518	36,580	44,417
Recognized in profit/(loss) for 2010	(340)	(435)	3,175	1,440	3,840
Effects of movements in exchange rates	—	—	—	354	354

December 31, 2010	296	5,248	4,693	38,374	48,611

Offset deferred tax liabilities	(7,428)	—	(862)	(480)	(8,770)

Net deferred tax assets/(liabilities)	(7,132)	5,248	3,831	37,894	39,841

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2008	(535)	—	(304)	—	(839)
Recognized in profit/(loss) for 2008	(3,361)	—	(1,694)	—	(5,055)

December 31, 2008	(3,896)	—	(1,998)	—	(5,894)
Recognized in profit/(loss) for 2009	685	—	377	—	1,062

December 31, 2009	(3,211)	—	(1,621)	—	(4,832)
Recognized in profit/(loss) for 2010	(5,416)	—	818	—	(4,598)

December 31, 2010	(8,627)	—	(803)	—	(9,430)

Offset deferred tax assets	7,428	—	862	480	8,770

Net deferred tax assets/(liabilities)	(1,199)	—	59	480	(660)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2010	2009	2008
	(€’000)
Deductible temporary differences - net	(204)	(183)	4,452
Tax losses	5,305	12,532	16,383

	5,101	12,349	20,835

The accumulated tax losses expire as follows:

	2010	2009	2008
	(€’000)
Within one year	52,149	5,741	3,792
Between 1 and 5 years	15,047	61,218	73,934
After 5 years	10,055	19,632	21,235
Unlimited	91,282	97,002	108,643

	168,533	183,593	207,604

The accumulated tax losses expiring within one year principally include tax losses in the Netherlands. These Dutch tax losses are recognized as a deferred tax asset as at December 31, 2010. The Company expects to preserve and renew them before they expire.

9	Property, plant and equipment

	Data centers	Office buildings	Office equipment	Assets under construction	Total
	(€’000)
Cost:
As at January 1, 2010	326,345	6,211	12,265	62,165	406,986
Additions	74,128	1,000	1,221	15,889	92,238
Exchange differences	5,667	116	157	1,936	7,876
Disposals	(529)	(10)	(1)	—	(540)
Transfers	63,005	261	378	(63,644)	—

As at December 31, 2010	468,616	7,578	14,020	16,346	506,560

Accumulated depreciation:
As at January 1, 2010	(117,941)	(3,282)	(9,803)	—	(131,026)
Depreciation	(28,916)	(384)	(1,038)	—	(30,338)
Exchange differences	(2,878)	(71)	(137)	—	(3,086)
Disposals	310	—	—	—	310

As at December 31, 2010	(149,425)	(3,737)	(10,978)	—	(164,140)

Carrying amount as at December 31, 2010	319,191	3,841	3,042	16,346	342,420

Cost:
As at January 1, 2009	226,543	5,197	10,237	75,089	317,066
Additions	25,414	909	1,653	59,890	87,866
Exchange differences	1,399	31	99	1,005	2,534
Disposals	(176)	—	—	—	(176)
Transfers	73,165	74	276	(73,819)	(304	)(1)

As at December 31, 2009	326,345	6,211	12,265	62,165	406,986

Accumulated depreciation:
As at January 1, 2009	(97,021)	(2,914)	(8,925)	—	(108,860)
Depreciation	(20,263)	(351)	(809)	—	(21,423)
Exchange differences	(767)	(17)	(97)	—	(881)
Disposals	44	—	28	—	72
Transfer	66	—	—	—	66	(1)

As at December 31, 2009	(117,941)	(3,282)	(9,803)	—	(131,026)

Carrying amount as at December 31, 2009	208,404	2,929	2,462	62,165	275,960

Cost:
As at January 1, 2008	189,318	4,601	9,648	6,288	209,855
Additions	29,381	665	692	81,887	112,625
Exchange differences	(3,464)	(69)	(305)	(183)	(4,021)
Disposals	(1,383)	—	(10)	—	(1,393)
Transfers	12,691	—	212	(12,903)	—

As at December 31, 2008	226,543	5,197	10,237	75,089	317,066

Accumulated depreciation:
As at January 1, 2008	(85,329)	(2,704)	(8,648)	—	(96,681)
Depreciation	(14,044)	(247)	(584)	—	(14,875)
Exchange differences	1,467	37	298	—	1,802
Disposals	1,374	—	9	—	1,383
Impairment loss	(489)	—	—	—	(489)

As at December 31, 2008	(97,021)	(2,914)	(8,925)	—	(108,860)

Carrying amount as at December 31, 2008	129,522	2,283	1,312	75,089	208,206

Note:—
(1)	This balance represents a power grid right transferred to other intangible assets.

The Group leases certain data center equipment under a number of finance lease agreements. At December 31, 2010, the carrying amount of leased equipment classified in data centers was € 1,845,000 (2009: € 2,112,000 and 2008: € 2,429,000).

In 2010, the Group capitalized interest expenses for € 1,987,000 (2009: € 2,041,000 and 2008: € 1,892,000).

10	Intangible assets

The components of intangible assets are as follows:

	Software	Other	Total
	(€’000)
Cost:
As at January 1, 2010	2,494	2,139	4,633
Additions	1,726	1,407	3,133

As at December 31, 2010	4,220	3,546	7,766

Amortization:
As at January 1, 2010	(454)	(537)	(991)
Amortization	(526)	(244)	(770)

As at December 31, 2010	(980)	(781)	(1,761)

Carrying amount as at December 31, 2010	3,240	2,765	6,005

Cost:
As at January 1, 2009	1,380	1,809	3,189
Additions	1,114	26	1,140
Transfers	—	304	304	(1)

As at December 31, 2009	2,494	2,139	4,633

Amortization:
As at January 1, 2009	(73)	(315)	(388)
Amortization	(381)	(156)	(537)
Transfers	—	(66)	(66	)(1)

As at December 31, 2009	(454)	(537)	991

Carrying amount as at December 31, 2009	2,040	1,602	3,642

Cost:
As at January 1, 2008	278	1,781	2,059
Additions	1,102	28	1,130

As at December 31, 2008	1,380	1,809	3,189

Amortization:
As at January 1, 2008	(47)	(133)	(180)
Amortization	(26)	(182)	(208)

As at December 31, 2008	(73)	(315)	(388)

Carrying amount as at December 31, 2008	1,307	1,494	2,801

Note:—
(1)	This balance represents a power grid right transferred from property, plant and equipment.

11	Trade and other (non-) current assets

	2010	2009	2008
	(€’000)
Non-current
Deferred financing costs	1,281	—	—
Deferred rent related stamp duties	542	—	—
Rental and other supplier deposits	1,886	1,220	1,096

	3,709	1,220	1,096

Current
Trade receivables – net	38,370	37,261	28,743
Taxes	219	1,420	4,155
Prepaid expenses and other current assets	17,083	16,929	16,976

	55,672	55,610	49,874

The deferred financing costs relate to the costs incurred for the € 50,000,000 Revolving Credit Facility agreement. The costs are amortized over the three year duration period of the facility agreement.

Prepaid expenses and other current assets principally comprise prepaid insurances, rental and other related operational data center, and construction-related prepayments.

12	Cash and cash equivalents

Cash and cash equivalents include € 4,235,000 (2009: € 3,874,000 and 2008: € 3,872,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

13	Shareholders’ equity

Share capital and share premium

	Ordinary shares			2002 Series A preference shares
	2010	2009	2008	2010	2009	2008
	(In thousands of shares, pre-IPO)
On issue at January 1	47,713	44,192	39,665	174,040	174,040	174,040
Issue of shares	18	3,521	4,527	—	—	—
On issue at December 31	47,731	47,713	44,192	174,040	174,040	174,040

At December 31, 2010 (pre-IPO), the authorized share capital comprised 575,000,000 ordinary shares (2009: € 575,000,000 and 2008: € 575,000,000) and 175,000,000 2002 Series A preference shares (2009: € 175,000,000 and 2008: € 175,000,000). All shares have a par value of € 0.02. All issued shares are fully paid.

Subsequent to yearend, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of € 0.10 per ordinary shares. The Preferred shares were converted into ordinary share and the liquidation price of € 0.20 per Preferred A share was either paid out in cash or converted in ordinary shares.

At the same moment approximately 1.6 million of options (post reverse stock split) have been exercised. Post-IPO the outstanding shares amount to 65,577 thousand and the total number of options outstanding amount to 3,129 thousand (post reverse stock split).

Voting

Holders of the 2002 Series A preference shares are entitled to vote, together with holders of the Company’s ordinary shares, on all matters submitted to shareholders for vote. Each share equals one vote. In addition to voting privileges, holders of the 2002 Series A preference shares are entitled to certain prior-consent rights against certain actions proposed by the Management Board.

Dividends

Dividends that are paid from the profits of the Company and, if permitted under Dutch law, as a result of a sale by the Company of shares or assets of the Company or a subsidiary other than pursuant to an IPO, sale or liquidation event shall be distributed in the following priority: first to holders of the 2002 Series A preference shares in an amount equal to the purchase price of the 2002 Series A preference shares (reduced by any dividend previously received on the 2002 Series A preference shares) and second to the extent any residual amount exits thereafter, pro rata amongst all holders of ordinary shares and 2002 Series A preference shares. Upon the completion of an IPO or a sale, the holders of the 2002 Series A preference shares are entitled to receive the 2002 Series A Share Purchase Price of € 0.20 per share less any dividends exclusively paid to the holders of the 2002 Series A preference shares in cash or in ordinary shares.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances.

14	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2010 was based on the profit attributable to ordinary and preference shareholders of € 14,682,000 (2009: € 26,452,000 and 2008: € 37,374,000) and a weighted average number of ordinary and preference shares outstanding during the year ended December 31, 2010 of 221,762,000 (2009: 219,993,000 and 2008: 215,968,000). Profit is attributable to ordinary and preference shares on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2010 was based on the profit attributable to ordinary shareholders and preference shares of € 14,682,000 (2009: € 26,452,000 and 2008: € 37,374,000) and a weighted average number of ordinary and preference shares outstanding during the year ended December 31, 2010 of 238,535,000 (2009: 233,961,000 and 2008: 231,504,000) pre-reverse stock split.

Subsequent to yearend, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a 5:1 reverse stock split, which resulted in nominal value of € 0.10 per ordinary share. The 5:1 reverse stock split effectuated subsequent year end is presented in the following diluted earnings per share calculation:

Profit attributable to ordinary and preference shareholders

	2010	2009	2008
	(€’000)
Profit attributable to ordinary and preference shareholders (basic)	14,682	26,452	37,374

Profit attributable to ordinary and preference shareholders	14,682	26,452	37,374

Weighted average number of ordinary shares and preference shares

	2010	2009	2008
	(In thousands of shares)
Weighted average number of ordinary shares (basic)	9,544	9,191	8,386
Weighted average number of preference shares	34,808	34,808	34,808

Weighted average number of ordinary and preference shares at December 31	44,352	43,999	43,194
Dilution effect of share options on issue	3,355	2,793	3,108

Weighted average number of ordinary and preference shares (diluted) at December 31	47,707	46,792	46,302

15	Trade payables and other liabilities

	2010	2009	2008
	(€’000)
Non-current
Deferred revenue	6,093	6,815	7,731
Other non-current liabilities	1,702	1,412	1,226

	7,795	8,227	8,957

Current
Trade payables	20,504	25,032	35,542
Tax and social security	2,725	3,607	1,205
Customer deposits	15,487	12,941	11,626
Deferred revenue	33,152	30,437	24,043
Accrued expenses	34,170	19,012	21,530

	106,038	91,029	93,946

Trade payables include € 8,027,000 (2009: € 15,147,000 and 2008: € 24,653,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analysed as follows:

	2010	2009	2008
	(€’000)
Data center related costs	9,243	6,200	8,350
Personnel and related costs	7,895	7,027	6,573
Professional services	1,876	1,315	1,405
Customer implementation and related costs	1,586	678	573
Financing related costs	10,236	87	535
Other	3,334	3,705	4,094

	34,170	19,012	21,530

As at December 31, 2010, the accrued Financing related costs principally relate to interest expenses on the Senior Secured Notes.

16	Provision for onerous lease contracts

As at December 31, 2010, the provision for onerous lease contracts relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016. In 2008, the provision also included amounts for an unused data center site in Switzerland. In 2009, the Company settled the lease with the Swiss landlord. The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2010	2009	2008
	(€’000)
As at 1 January	18,912	22,912	24,831
Increase in provision	—	3,282	1,077
Settlement	—	(4,950)	—
Unwinding of discount	578	708	1,034
Utilisation of provision	(3,157)	(3,040)	(4,635)
Exchange differences	—	—	605

As at December 31	16,333	18,912	22,912

Non-current	13,260	15,844	18,367
Current	3,073	3,068	4,545

	16,333	18,912	22,912

Discounted estimated future losses are calculated using a discount rate based on the 5-year Euro-area government benchmark bond yield prevailing at the balance sheet date.

17	Borrowings

	2010	2009	2008
	(€’000)
Non-current
Senior Secured Notes 9.5%, due 2017	254,924	—	—
Bank borrowings	—	124,777	104,291
Finance lease liabilities	336	889	1,244
Other loans	2,143	3,012	1,849

	257,403	128,678	107,384
Current
Bank borrowings	—	24,168	22,867
Finance lease liabilities	429	347	482
Other loans	1,967	1,906	354

	2,396	26,421	23,703

Total borrowings	259,799	155,099	131,087

The carrying amounts of the Group’s borrowings are principally denominated in Euros. The fair value of non-current and current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values are based on cash flows discounted using a rate based on the market rate.

Senior Secured Notes and Bank borrowings

In February 2010, the Company issued, at par, €200,000,000 of 9.5% Senior Secured Notes due 2017 (the “Original Notes”), which are guaranteed by some of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. A portion of the proceeds were used to repay in full the Company’s bank borrowings outstanding under the €180,000,000 bank credit facilities and to pay transaction fees and expenses.

The Company also entered into a new €60 million revolving credit facility with a syndicate of banks. The revolving credit facility is currently undrawn and the amount available for drawing has been reduced to €50 million before year-end 2010.

In November 2010, the Company issued, above par at 106.5, €60 million 9.50% Senior Secured Notes due 2017 as additional notes (the “Additional Notes”) under the indenture pursuant to which we issued the Original Notes.

On 18 February 2010, the Group closed out its interest-rate swap contracts.

The proceeds of the Senior Secured Notes and the former Bank borrowings were used to finance investments in capital expansion projects in order to increase equipped space within new and existing data centers.

The maturity profile of the gross amounts of Senior Secured Notes and bank borrowings is set out below:

	2010	2009	2008
	(€’000)
Within one year	—	24,843	23,064
Between 1 and 5 years	—	127,659	105,769
Over 5 years	260,000	—	—

	260,000	152,502	128,833

The Group has the following undrawn bank borrowing facilities:

	2010	2009	2008
	(€’000)
Expiring within one year	—	27,613	3,867
Expiring between 1 and 5 years	50,000	—	—

	50,000	27,613	3,867

As at the year-end, the Group was in compliance with all covenants associated with its bank and Senior Secured Notes borrowings.

As at December 31, 2010, the Company has the availability of a Revolving Credit Facility amounting to € 50 million, which remained undrawn.

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following repayment schedule:

	2010	2009	2008
	(€’000)
Gross lease liabilities:
Within one year	459	526	583
Between 1 and 5 years	351	807	1,272
After 5 years	—	—	51

	810	1,333	1,906
Future interest payments	(45)	(97)	(180)

Present Value of Minimum Lease Payments	765	1,236	1,726

Other loans

The Company has a loan facility with the landlord of one of its unused data center sites in Germany to allow the Company to invest in improvements to the building to meet the requirements of sub-lessees. The non-current loan bears interest at 6% per annum and is repayable at the end of the lease term. As at December 31, 2010, the balance of the landlord loan was € 1,605,000 (2009: € 1,605,000 and 2008: € 1,605,000).

During 2009, the Company entered into a loan facility with the landlord of its unused data center site in Switzerland to fund the settlement of the lease of that site. The carrying amount as at December 31, 2010 amounts to € 1,673,000 (2009: € 3,205,000).

In 2010, the Company entered into a supplier loan amounting to approximately € 800,000, which bears an interest at 7% and is repayable in two installments mid 2011 and 2012.

18	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2010	2009	2008
	(€’000)
Trade receivables	38,370	37,261	28,743
Cash and cash equivalents	99,115	32,003	61,775

	137,485	69,264	90,518

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2010	2009	2008
	(€’000)
UK, France, Germany and the Netherlands	27,162	26,953	18,692
Rest of Europe	11,208	10,308	10,051

	38,370	37,261	28,743

The Group’s most significant customer accounts for less than 5% of the trade receivables carrying amount at December 31, 2010, as at December 31, 2009 and as at December 31, 2008.

Impairment losses

The aging of trade receivables as at the reporting date was:

	2010		2009		2008
	Gross	Impairment	Gross	Impairment	Gross	Impairment
	(€’000)
Not past due	28,129	—	30,031	—	22,797	—
Past due 0 - 30 days	6,546	—	4,708	—	3,402	—
Past due 31 - 120 days	3,884	235	2,437	56	2,090	—
Past due 120 days – 1 year	177	150	274	206	590	136
More than 1 year	114	95	113	40	8	8

	38,850	480	37,563	302	28,887	144

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2010	2009	2008
	(€’000)
Balance as at January 1	302	144	94
Impairment loss recognized	192	176	63
Write-offs	(14)	(18)	(13)

Balance as at December 31	480	302	144

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for; close to a 100% of the balance relates to customers that have a good track record with the Group.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2010

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	254,924	411,110	24,700	98,800	287,610
Finance lease liabilities	765	810	459	351	—
Other loans	4,110	4,759	2,753	385	1,621
Trade and other payables(2)	74,595	74,595	74,595	—	—

	334,394	491,274	102,507	99,536	289,231

December 31, 2009

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Bank borrowings(1)	148,945	174,178	35,703	138,465	10
Finance lease liabilities	1,236	1,333	499	834	—
Other loans	4,918	5,029	2,005	1,419	1,605
Trade and other payables(2)	62,004	62,004	60,592	1,412	—

	217,103	242,544	98,799	142,130	1,615

December 31, 2008

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Bank borrowings	127,158	149,126	31,501	117,625	—
Finance lease liabilities	1,726	1,906	583	1,272	51
Other loans	2,203	3,024	486	644	1,894
Trade and other payables(2)	71,129	71,129	69,903	1,226	—

	202,216	225,185	102,473	120,767	1,945

Notes:

(1)	Cash flows for Senior Secured Notes and bank borrowings include the estimated cash flows from the interest rate swaps.
(2)	Excludes deferred revenues and rental holidays.

Currency risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2010	2009	2008	2010	2009	2008
Euro
GBP 1	1.179	1.122	1.254	1.161	1.117	1.035
CHF 1	0.780	0.662	0.630	0.802	0.674	0.671
DKK 1	0.134	0.134	0.134	0.134	0.134	0.134
SEK 1	0.110	0.094	0.104	0.111	0.098	0.092

Sensitivity analysis

A 10% strengthening of the Euro against the following currencies at December 31 would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and is performed on the same basis for 2009 and 2008.

	Equity	Profit or loss
	(€’000)
December 31, 2010
GBP	344	(805)
CHF	(1,356)	(88)
DKK	(1,122)	(112)
SEK	(27)	(26)
December 31, 2009
GBP	1,100	(358)
CHF	(1,058)	(289)
DKK	(1,007)	(134)
SEK	(1)	10
December 31, 2008
GBP	(1,181)	525
CHF	(1,367)	(1,319)
DKK	(923)	(296)
SEK	10	12

A 10% weakening of the Euro against the above currencies at December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2010	2009	2008
	(€’000)
Fixed rate instrument
Senior Secured Notes	254,924	—	—
Finance lease liabilities	765	1,236	1,726
Other loans	4,110	4,918	2,203

	259,799	6,154	3,929

Variable rate instruments
Bank borrowings	—	148,945	127,158

	—	155,099	131,087

In November 2009, the Group entered into an interest rate swap to fix interest rates on variable rates borrowings. The amount to be hedged via an interest rate swap is € 45.9 million. The hedge is not effective as the hedged financial instrument is extinguished by the Senior Secured Notes issued in 2010. Unrealized hedging results were booked to net finance expenses in the income statement. On 18 February 2010, the Group closed out its interest-rate swap contracts. The below schedule summarizes the open interest swap transactions and their valuation as at December 31.

Fair values of interest rate swaps as at 31 December

	2010	2009	2008
	(€’000)
Interest swaps	—	(99)	—

Total fair value	—	(99)	—

	Weighted Average Contracted Fixed Interest Rate		Notional Principal Value		Fair Value
	2010	2009	2010	2009	2010	2009
	(%)		(€’000)
Less than 1 year	—	—	—	—	—	—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	—	4.21	—	45,914	—	(99)
5 years+	—	—	—	—	—	—

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2009 and 2008.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
December 31, 2010
Variable rate instruments	—	—	—	—

December 31, 2009
Variable rate instruments	(1,458)	1,458	(1,458)	1,458

December 31, 2008
Variable rate instruments	(687)	687	(687)	687

Fair values and hierarchy

Fair values versus carrying amounts

A market price of the Senior Secured Notes is not available as of December 31 2010. The € 60 million additional Senior Secured Notes have been issued at a premium of 106.5 on November 4, 2010. Using this premium the fair value of the Senior Secured Notes would have been approximately € 276.9 million compared to its nominal value of € 260 million. The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair value hierarchy

As at December 31, 2010, there are no liabilities related to financial instruments which are carried at fair value. The company uses three levels of valuation method as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group had no assets valued at fair value at December 31, 2010 (2009: nil and 2008: nil). The table below sets out liabilities at fair value at December 31, 2010 (nil) (2009: (99), and 2008: nil) by valuation method:

	Level 1	Level 2	Level 3
December 31, 2010
Interest rate swaps	—	—	—

December 31, 2009
Interest rate swaps	—	(99)	—

December 31, 2009
Interest rate swaps	—	—	—

19	Share-based payments

Summary of outstanding options

Share options to acquire a fixed number of certificates of shares are granted to employees and others based on a number of factors. The exercise price is fixed at the date of the grant. The numbers of options listed below are before the reverse stock split 5:1 which was effectuated subsequent to year-end upon completion of the initial public offering in 2011.

The terms and conditions of the grants are as follows:

Grant date	Employees entitled	Exercise price	Granted	Outstanding	Exercisable
		(In thousands)
2001	Key management	0.02	77	77	—
2003	Key management	0.20	7,497	—	—
	Key management	0.40	7,497	498	498
	Senior employees	0.20	453	348	348
	Senior employees	0.40	452	266	266
2005	Key management	0.20	6,999	6,747	6,747
	Senior employees	0.20	1,104	1,032	1,032
	Senior employees	0.40	150	98	98
2006	Key management	0.20	1,500	375	375
2007	Key management	0.70	8,300	8,300	8,056
	Key management	0.89	500	500	375
2008	Key management	0.89	1,300	406	406
	Senior employees	0.20	101	101	101
	Senior employees	0.40	3	3	3
	Senior employees	0.89	1,745	1,491	1,078
	Senior employees	1.00	480	439	240
2009	Key management	1.00	625	625	180
	Senior employees	1.00	360	360	180
2010	Key management	1.00	250	250	—
	Senior employees	1.00	1,040	1,040	—
	Key management	1.30	300	300	—
	Senior employees	1.30	360	265	—
	Senior employees	1.50	145	145	—

	Total share options		41,218	23,666	19,983

With the exception of the share options granted in 2001, share options granted vest over 4 years and can be exercised up to 5 years after the date of grant. The share options granted in 2001 do not become exercisable until the occurrence of certain events following which they can be exercised during the following six-month period. In 2010, the exercise periods of some options granted in 2003 and 2005 but not yet exercised were extended to March 31, 2012.

The number and weighted average exercise prices of outstanding share options are as follows:

	Weighted average exercise price			Number of options in thousands
	2010	2009	2008	2010	2009	2008
Outstanding at January 1	0.53	0.49	0.38	21,831	25,392	26,911
Granted	1.13	1.00	0.90	2,075	985	3,629
Exercised	0.30	0.20	0.23	(18)	(3,521)	(4,527)
Expired	0.20	—	0.23	(31)	—	(565)
Forfeited	1.12	0.84	0.82	(191)	(1,025)	(56)

Outstanding—December 31	0.58	0.53	0.49	23,666	21,831	25,392
Exercisable—December 31	0.47	0.41	0.34	19,983	17,263	17,461

The options outstanding at December 31, 2010 have a weighted average contractual life of 4.3 years (2009: 3.6 years and 2008: 2.7 years).

Employee expenses

In 2010, the Company recorded employee expenses of € 1,684,000 related to share-based payments (2009: € 950,000 and 2008: € 1,660,000).

The weighted average fair value at grant date of options granted during the period has been determined using the Black-Scholes valuation model. The following inputs have been used:

	2010	2009	2008
Share price at grant date	2.04-2.82	1.34 to 1.72	0.89 to 1.39
Exercise price	1.00 to 1.50	1.00	0.89 to 1.00
Dividend yield	0%	0%	0%
Expected volatility	35%	35%	57%
Risk free interest rate	4.0%	4.1%	4.2%
Expected life weighted average	3.5 years	3.5 years	3.5 years

The significant inputs into the model were:

•	Expected volatility based on the performance of companies that are considered to be comparable to the Group.

•	A risk-free interest rate based on the yield on zero coupon bonds issued by the Netherlands government with a maturity similar to the expected life of the options.

•	Expected life is considered to be equal to the average of the share option exercise and vesting periods as until January 2011 there was no public market on which they could be traded.

20	Financial commitments

Non-cancellable operating lease commitments

At December 31, the Group has future minimum commitments for non-cancellable operating leases with terms in excess of one year as follows:

	2010	2009	2008
	(€’000)
Within 1 year	23,280	22,717	18,384
Between 1 to 5 years	92,269	84,439	65,229
After 5 years	124,488	75,728	37,275

	240,037	182,884	120,888

As at December 31, 2010, of the non-cancellable operating leases an amount of € 16,684,000 relates to the lease contracts, which are provided for as part of the provision for onerous lease contracts.

The total gross operating lease expense for the year 2010 was € 21,082,000 (2009: € 20,483,000 and 2008: € 18,089,000).

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least 1 year and generally between 3 and 5 years resulting in future committed revenues from customers. At December 31, the Group had contracts with customers for future committed revenues receivable as follows:

	2010	2009	2008
	(€’000)
Within 1 year	154,634	101,235	84,074
Between 1 to 5 years	149,900	96,392	90,204
After 5 years	18,606	16,093	7,553

	323,140	213,720	181,831

Commitments to purchase power

The Group, where possible, seeks to purchase power on fixed-price term agreements with local power supply companies within the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of power at fixed prices. At December 31, the Group had entered into non-cancellable power purchase commitments as follows:

	2010	2009	2008
	(€’000)
Within 1 year	13,900	9,800	—
Between 1 to 5 years	14,700	—	—

	28,600	9,800	—

21	Capital commitments

At December 31, 2010, the Group had outstanding capital commitments totalling € 19,855,000 (2009: € 33,539,000 and 2008: € 46,472,000). These commitments are expected to be settled in the following financial year.

22	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to € 3,920,000 (2009: € 3,828,000 and 2008: € 3,872,000) and other supplier guarantees amounting to € 2,655,000.

Costs of sites restoration

As at December 31, 2010, the estimated discounted cost relating to the restoration of data center leasehold premises was € 15,400,000 (2009: € 14,481,000 and 2008: € 13,115,000), of which € 695,000 (2009: € 633,000 and 2008: € 208,000) was recognized. Remaining lease terms are over a range of 1 to 23 years and, in accordance with the Group’s accounting policy, amounts have only been provided in the financial statements in respect of premises where it is probable that the lease will not be renewed. The Group expects to exercise its right to renew its leases when they expire and continue to use the sites as data centers. It is therefore not expected that other site restoration liabilities will be incurred.

Other obligations pertaining to the Company, not appearing on the balance sheet have been disclosed in Note 34 below.

23	Related-party transactions

There are no material transactions with related parties, other than as disclosed below, and all transactions are conducted at arm’s length.

Shareholders Agreement

On August 3, 2000, the Company and its shareholders (as at that date) entered into a shareholders’ agreement, which was most recently amended and restated on December 24, 2009 (the “Shareholders Agreement”). The Shareholders Agreement sets out certain rights and obligations between the parties specified therein.

Chief Executive Officer

On October 31, 2007, Mr. Ruberg resigned as a partner of Baker Capital LLP and on November 5, 2007 he was appointed as Chief Executive Officer of the Group. As at November 5, 2007 and December 31, 2007, Mr. Ruberg held an indirect interest of 0.01% in the shares of the Company through his interests in Baker Capital funds. Mr. Ruberg had no voting rights over any of these interests. On June 23, 2008, Mr. Ruberg sold his interest in Baker Capital funds.

Key management compensation

The total compensation of key management is as follows:

	2010	2009	2008
	(€’000)
Short-term employee benefits (salaries and bonuses)	3,937	3,505	3,935
Post-employment benefits	88	66	40

	2010	2009	2008
	(€’000)
Share-based payments	635	504	1,163
Termination benefits	—	83	—

	4,660	4,158	5,138

Key management’s share-based payment compensation is disclosed in Note 19.

24	Events subsequent to the balance sheet date

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of € 0.10 per ordinary shares. The Preferred shares were converted into ordinary share and the liquidation price of € 0.20 per Preferred A share was either paid out in cash or converted in ordinary shares. At the moment of the offering approximately 1.6 million of options (post reverse stock split) have been exercised. Post-IPO the outstanding shares amount to 65,577 thousand and the total number of options outstanding amount to 3,129 thousand (post reverse stock split).

The net proceeds of the Initial Public Offering amount to approximately € 138.6 million, which will be used to fund future data center expansion.

Upon completion of the offering in January 2011, the Company also entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our board of directors, including the right to nominate the chairman of our board of directors. As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

Exhibit Index

Exhibit Number	Description of Document

3.1	Articles of Association of InterXion Holding N.V., as amended, dated as of January 28, 2011.

3.2	Bylaws of InterXion Holding N.V. dated as of March 25, 2011.

4.1*	Indenture dated as of February 12, 2010 among InterXion Holding N.V., InterXion Nederland B.V., InterXion HeadQuarters B.V.; InterXion Carrier Hotel (UK) Ltd and InterXion Deutschland GmbH, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A. and Barclays Bank PLC.

4.2*	Form of Registration Rights Agreement.

10.1*	Senior Multicurrency Revolving Facility Agreement dated as of February 1, 2010 among InterXion Holding N.V., Barclays Bank PLC, Citigroup Global Markets Limited, ABN AMRO Bank N.V. (as successor to Fortis Bank (Nederland) N.V.), Merrill Lynch International, Credit Suisse AG, London Branch and Jefferies Finance LLC.

10.2*	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated November 3, 2010 between InterXion Holding N.V. and Barclays Bank PLC

10.3*†	Lease Agreement between InterXion Österreich GmbH and S-Invest Beteiligungsgesellschaft mbH dated January 1, 2000 as amended by the Supplement to the Floridsdorf Technology Park Lease dated November 13, 2007.

10.4*†	Lease Agreement among InterXion Holding N.V., InterXion Belgium N.V. and First Cross Roads dated June 25, 2001.

10.5*†	Lease Agreement between InterXion HeadQuarters B.V. and Keops A/S dated May 1, 2000.

10.6*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated June 29, 2007 as amended by the Amendment to the Lease Agreement dated October 26, 2007.

10.7*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated April 28, 2006.

10.8*†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 15 to the Lease Agreement dated November 30, 2009.

10.9*†	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

10.10*†	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

10.11*†	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

10.12*†	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

10.13*†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Eliahou Zeloof, Amira Zeloof, Ofer Zeloof and Oren Zeloof dated February 23, 2000.

10.14*	Intercreditor Agreement among InterXion Holding N.V., Barclays Bank PLC, The Bank of New York Mellon, London Branch and others named therein dated February 12, 2010.

10.15*	Additional Intercreditor Agreement among InterXion Holding N.V., Barclays Bank PLC, The Bank of New York Mellon, London Branch and others named therein dated November 11, 2010.

10.16*	InterXion Holding N.V. Fifth Amended and Restated Shareholders Agreement dated December 24, 2009.

10.17*	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated June 15, 2010.

10.18*†	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

10.19*	Shareholders Agreement among InterXion Holding N.V., Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

21.1*	Subsidiaries of InterXion Holding N.V.

Notes:

*	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form F-1 (File No. 333-171662) filed with the SEC and hereby incorporated by reference to such Registration Statement.
†	Confidential treatment has been received for certain portions which are omitted in the copy of the exhibit filed with the SEC. The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.