Form 20-F
period 2011-12-31
InterXion Holding N.V.
filed 2012-04-27
CIK 1500866

As filed with the Securities and Exchange Commission on April 27, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 66,129,363 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☐ No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐ No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐ No  ☐

Introduction

Presentation of Financial Information

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

Solely for convenience, this annual report contains translation of certain euro amounts into U.S. dollars based on the noon buying rate of €1.00 to U.S. $ 1.2973 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2011. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information.”

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

Terminology

The terms the “Group”, “we”, “our” and “us” refer to InterXion Holding N.V. (the “Company”) and its subsidiaries, as the context requires.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

For the identity of Directors and Senior Management reference is made to “Item 6: Directors, Senior Management and Employees”. Identification of Advisors is not applicable for this form 20-F.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The following selected financial data as of and for the years ended December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2008 and December 31, 2007 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements included in this annual report have been prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board and have been audited by KPMG Accountants N.V., an independent registered public accounting firm.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

	Year ended December 31,	Year ended December 31,
	2011(1)	2011	2010	2009	2008(2)	2007(2)(3)
	(U.S. $’000, except per share amounts and number of shares)	(€’000, except per share amounts and number of shares)
Income statement data
Revenue	316,943	244,310	208,379	171,668	138,180	100,450
Cost of sales	(132,021)	(101,766)	(91,154)	(78,548)	(63,069)	(51,998)

Gross profit	184,922	142,544	117,225	93,120	75,111	48,452
Other income	632	487	425	746	2,291	988
Sales and marketing costs	(22,936)	(17,680)	(15,072)	(11,253)	(9,862)	(7,297)
General and administrative costs	(87,254)	(67,258)	(55,892)	(50,628)	(35,352)	(34,837)

Operating profit	75,364	58,093	46,686	31,985	32,188	7,306
Net finance expense	(29,558)	(22,784)	(29,444)	(6,248)	(3,713)	(4,126)

Profit before taxation	45,806	35,309	17,242	25,737	28,475	3,180
Income tax (expense) / income	(12,631)	(9,737)	(2,560)	715	8,899	10,405

Profit for the year attributable to shareholders	33,175	25,572	14,682	26,452	37,374	13,585

Basic earnings per share(4)	0.52	0.40	0.33	0.60	0.87	0.33

Diluted earnings per share(4)	0.50	0.39	0.31	0.57	0.87	0.30

Number of shares(4) (5)	66,129	66,129	44,354	44,351	43,646	42,741

Weighted average number of shares for Basic earnings per share(4) (6)	64,176	64,176	44,352	43,999	43,194	42,741

Weighted average number of shares for Diluted earnings per share(4) (6)	65,896	65,896	47,707	46,792	46,302	45,400

	Year ended December 31,	Year ended December 31,
	2011(1)	2011	2010	2009	2008(2)	2007(2)(3)
	(U.S. $’000, except per share amounts and number of shares)	(€’000, except per share amounts and number of shares)
Cash flow statement data
Net cash flows from operating activities	83,083	64,043	74,379	51,378	35,991 (7)	24,756
Net cash flows from investing activities	(208,880)	(161,011)	(100,164)	(100,949)	(92,252)	(49,548)
Net cash flows from financing activities	182,050	140,330	92,748	19,764	82,057	45,419
Capital expenditures including intangibles(8)	(210,106)	(161,956)	(100,394)	(101,053)	(92,252)	(49,548)

	Year ended December 31,	Year ended December 31,
	2011(1)	2011	2010	2009	2008	2007(2)(3)
	(U.S. $’000)	(€’000)
Balance sheet data
Trade and other current assets	88,053	67,874	55,672	55,610	49,874	29,313
Cash and cash equivalents(9)	185,084	142,669	99,115	32,003	61,775	35,848

Current assets	273,137	210,543	154,787	87,613	111,649	65,161
Non-current assets(3)	692,419	533,738	391,975	320,407	250,307	145,016
Total assets	965,556	744,281	546,762	408,020	361,956	210,177

Current liabilities	173,577	133,799	112,375	120,894	122,322	74,271
Non-current liabilities	363,142	279,921	279,118	152,749	134,708	66,748

Total liabilities	536,719	413,720	391,493	273,643	257,030	141,019
Shareholders’ equity	428,837	330,561	155,269	134,377	104,926	69,158
Total liabilities and shareholders’ equity	965,556	744,281	546,762	408,020	361,956	210,177

Notes:

(1)	The “Income statement data,” “Cash flow statement data” and “Balance sheet data” as of and for the year ended December 31, 2011 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2011 for euro into U.S. dollars of €1.00 = U.S. $1.2973. See “Exchange Rate Information” for additional information.
(2)	In fiscal year 2008, income not related to our core activities was reclassified to the line item “Other income.” Fiscal year 2007 figures have been adjusted to reflect the same reclassification.
(3)	In fiscal year 2007, the useful economic lives of certain data center assets were increased from 10 to 15 years. This change of accounting estimate was applied from January 1, 2007. This extension in the useful economic lives of certain data center assets resulted in an estimated decrease in depreciation of €3.6 million during the fiscal year 2007. Additionally, fiscal year 2007 figures have been adjusted to reflect the impairment of €1,885,000 in the “Depreciation, amortization and impairments” line item instead of in the “Exceptional general and administrative costs” line item.
(4)	“Basic earnings per share”, “Diluted earnings per share” and “Number of shares” have been adjusted to reflect the five-to-one reverse stock split, which occurred in conjunction with our initial public offering in January 2011.
(5)	“Number of shares” are in thousands as at the end of the year.
(6)	“Weighted average number of shares for Basic earnings per share” and “Weighted average number of shares for Diluted earnings per share” are in thousands.
(7)	The 2008 “Net cash flows from operating activities” include a reclassification for foreign exchange results on working capital balances.
(8)	Capital expenditures including intangible assets, represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.
(9)	Cash and cash equivalents includes €4.8 million, €4.2 million, €3.9 million, €3.9 million and €3.6 million as of December 31, 2011, December 31, 2010, December 31, 2009, December 31, 2008 and December 31, 2007, respectively, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

Exchange Rates

We publish our financial statements in euro. The conversion of euro into U.S. dollars in this annual report is solely for the convenience of readers. Exchange rates of euro into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euro to U.S. dollars and from U.S. dollars to euro in this annual report were made at a rate of €1.00 to U.S. $ 1.2973, the noon buying rate in effect as of December 31, 2011. We make no representation that any euro or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between the euro and the U.S. dollar for the periods indicated.

	Low	High
	(U.S. $ per €1.00)
Month:
October 2011	1.3281	1.4172
November 2011	1.3244	1.3803
December 2011	1.2926	1.3487
January 2012	1.2682	1.3192
February 2012	1.3087	1.3463
March 2012	1.3025	1.3336
April 2012 (through April 20, 2012)	1.3064	1.3337

Average for Period(1)
(U.S. $ per €1.00)
Year ended December 31,:
2007	1.3797
2008	1.4695
2009	1.3955
2010	1.3211
2011	1.4002

Source: Federal Reserve Bank of New York

Note:

(1)	Annual averages are calculated from month-end exchange rates, calculated by using the average of the exchange rates on the last day of each month during the year.

On April 20, 2012, the noon buying rate was €1.00 to U.S. $1.3212.

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

Our operating expenses primarily consist of personnel, power and property costs. Personnel and property costs cannot be easily reduced in the short term. Therefore, we are unlikely to be able to reduce significantly our expenses in response to a slowdown in demand for our services or any decrease in revenue. The terms of our leases with landlords for facilities that serve as data centers are typically for 10 to 15 years (excluding our extension options) and do not provide us with an early termination right, while our colocation contracts with customers are initially typically for only three to five years. As at December 31, 2011, 42% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Our personnel costs are fixed due to our contracts with our employees having set notice periods and local law limitations in relation to the termination of employment contracts. In respect of our power costs, there is a minimum level of power required to keep our data centers running irrespective of the number of customers using them so our power costs may exceed the amount of revenue derived from power. We could have higher than expected levels of unused capacity in our data centers if, among other things:

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

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2011 we invested € 162.0 million in property, plant and equipment (€154.6 million) and intangible assets (€7.4 million). In the year ended December 31, 2010, we invested €100.4 million in property, plant and equipment (€98.2 million) and intangible assets (€2.2 million). Investments in property, plant and equipment includes expansion, upgrade, maintenance and general administrative IT equipment. Investments in intangibles assets include power grid rights and software development.

We expect to continue to invest as we expand our data center footprint and increase our Equipped Space based on demand in our target markets. Our total annual investment in property, plant and equipment includes maintenance and replacement capital expenditures. Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long term such expenses will be between 4% and 6% of total revenue. Except for two Paris datacenters (PAR3 and PAR5), acquired in December 2011, and our Amsterdam datacenter premises (AMS6), acquired in February 2012, we typically lease space for a data center and begin building it out before we have entered into agreements with customers to cover the capacity of the data center. In some cases, we enter into lease agreements for data centers or begin expansions at our existing data centers without any pre-existing customer commitments to use the additional space that will be created. If we open a new data center or complete an expansion at an existing data center, we will be required to pay substantial up-front and ongoing costs associated with that data center, including leasehold improvements, basic overhead costs and rental payments regardless of whether or not we have any agreements with customers to fill the space.

As a result of our expansion plans, we will incur capital expenditures, and as a result, an increase in other operating expenses, which will negatively impact our cash flow, and depreciation that together will negatively impact our profitability unless and until these new and expanded data centers generate enough revenue to exceed their operating costs and related capital expenditures.

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

Except for two Paris datacenters (PAR3 and PAR5), acquired in December 2011, and the Amsterdam datacenter premises (AMS6), acquired in February 2012, we do not own the property on which our data centers are located and instead lease the majority of our data center space. We generally enter leases for initial periods of 10 to 15 years (excluding renewal options). The majority of our leases are subject to an annual inflation-linked increase in rent and, on renewal (or earlier in some cases), the rent we pay may be reset to the current market rate. There is, therefore, a risk that there will be significant rent increases when the rent is reviewed. Our leases in France, Ireland, Belgium and the United Kingdom do not contain contractual options to renew or extend those leases, and we have exhausted or may in the future exhaust such options in other leases. With respect to our leases in France, certain landlords may terminate our leases following the expiration of the original lease period (being 12 years from the commencement date), and the other leases in France may be terminated by the landlords at the end of each three year period upon giving six months prior notice in the event the landlord wishes to carry out construction works to the building. The non-renewal of leases for our existing data center locations, or the renewal of such leases on less favorable terms, is a potentially significant risk to our ongoing operations. We would incur significant costs if we were forced to vacate one of our data centers due to the high costs of relocating our own and our customers’ equipment, installing the necessary infrastructure in a new data center and, as required by most of our leases, reinstating the vacated data center to its original state. In addition, if we were forced to vacate a data center, we could lose customers that chose our services based on location. If we fail to renew any of our leases, or the renewal of any of our leases is on less favorable terms and we fail to increase revenues sufficiently to offset the higher rental costs, this could have a material adverse effect on our business, financial condition and results of operations.

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

The operation of each of our data centers requires an extremely large amount of power and we are among the largest power consumers in certain cities in which we operate data centers. We cannot be certain that there will be adequate power in all of the locations in which we operate, or intend to open additional data centers. We attempt to limit exposure to system downtime caused by power outages by using back-up generators and uninterrupted power supply systems; however, we may not be able to limit our exposure entirely even with these protections in place. We also cannot guarantee that the generators will always provide sufficient power or restore power in time to avoid loss of or damage to our customers’ and our equipment. Any loss of services or damage to equipment resulting from a temporary loss of or reduction in power at any of our data centers could harm our customers, reduce customers’ confidence in our services, impair our ability to attract new customers and retain existing customers, and result in us incurring financial obligations to our customers as they might be eligible for service credits pursuant to their service level agreements with us. Our customers may also seek damages from us.

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

The majority of our initial customer contracts are entered into on a fixed-term basis for periods from three to five years, which, unless terminated in advance, are automatically renewed for subsequent one-year periods. Please see Item 4 “Information on the Company—Customer Contracts.” As at December 31, 2011, 42% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Consequently, a large part of our customer base could either terminate their contracts with us at relatively short notice, or seek to re-negotiate the pricing of such contracts downwards, which, if either were to occur, would have a material adverse effect on our business, financial condition and results of operations.

Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

As at December 31, 2011, we had €37.8 million of recognized and €2.1 million of unrecognized, net deferred tax assets. We cannot assure you that we will generate sufficient profit in the relevant jurisdictions to utilize these deferred tax assets fully or that the tax loss availability will not expire before we have been able to fully utilize them. In addition, applicable law could change in one or more jurisdictions in which we have deferred tax assets, rendering such assets unusable. Either such event would cause us to pay taxes in greater amounts than would otherwise occur, which may have a material adverse effect on our results of operations.

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

We have a significant amount of debt and expect to incur additional debt to support our growth. As of December 31, 2011, our total indebtedness was approximately €262.5 million, our stockholders’ equity was €330.6 million and our cash and cash equivalents totaled €142.7 million. Our substantial amount of debt could have important consequences. For example, it could:

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

•

require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our expansion strategy and other general corporate requirements;

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity, which would also limit our ability to further expand our business; and

•	make us more vulnerable to increases in interest rates because of the variable interest rates on some of our borrowings to the extent we have not entirely hedged such variable rate debt.

The occurrence of any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.

We may also need to refinance a portion of our outstanding debt as it matures, such as our €260.0 million 9.50% senior secured notes due 2017. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could materially adversely affect our financial condition, cash flows and results of operations

If we increase our indebtedness by borrowing under our revolving credit facility or incur other new indebtedness, the risks described above would increase.

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

We have service level agreements with substantially all of our customers in which we provide various guarantees regarding our level of service. Our inability to provide services consistent with these guarantees may lead to large losses for our customers, who consequently may be entitled to service credits for their accounts or to terminate their relationship with us. We have issued service credits to customers in the past due to our failure to meet service level commitments, as was the case in connection with an outage in some cabinets in one of our Paris and one of our Frankfurt data centers in 2011, and we may do so in the future. We cannot be sure that our customers will accept these service credits as compensation in the future. Our failure or inability to meet a customer’s expectations or any deficiency in the services we provide to customers could result in a claim against us for substantial damages. Provisions contained in our agreements with customers attempting to limit damages, including provisions to limit liability for damages, may not be enforceable in all instances or may otherwise fail to protect us for liability damages.

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

The European debt crisis and slowdown and delayed recovery in the global financial markets could continue to have an adverse effect on our business and our financial condition. If the market conditions continue to remain weak or uncertain, some of our customers may have difficulty paying us and we may experience increased churn in our customer base. Our sales cycle could also lengthen as customers slow spending, or delay decision-making, on our services, which could adversely affect our revenue growth. Finally, we could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers.

Additionally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

Acquisitions present many risks, and we may not realize the financial or strategic goals that were contemplated at the time of any transaction.

We may make acquisitions in the future, which may include acquisitions of businesses, products, services or technologies that we believe to be complementary. We may pay for future acquisitions by using our existing cash resources (which may limit other potential uses of our cash), incurring additional debt (which may increase our interest expense, leverage and debt service requirements) and/or issuing shares (which may dilute our existing stockholders and have a negative effect on our earnings per share). Acquisitions expose us to several potential risks, including:

•	the possible disruption of our ongoing business and diversion of management’s attention by acquisition, transition and integration activities;

•	our potential inability to successfully pursue or realize some or all of the anticipated revenue opportunities associated with an acquisition or investment;

•	the possibility that we may not be able to successfully integrate acquired businesses, or businesses in which we invest, or achieve anticipated operating efficiencies or cost savings;

•	the possibility that announced acquisitions may not be completed, due to failure to satisfy the conditions to closing or for other reasons;

•	the dilution of our existing stockholders as a result of our issuing stock in transactions;

•	the possibility of customer dissatisfaction if we are unable to achieve levels of quality and stability on par with past practices;

•	the possibility that additional capital expenditures may be required or that transaction expenses associated with acquisitions may be higher than anticipated;

•	the possibility that required financing to fund the requirements of an acquisition may not be available on acceptable terms or at all;

•

the possibility that we may be unable to obtain required approvals from governmental authorities under antitrust and competition laws on a timely basis or at all, which could, among other things, delay or prevent us from completing an acquisition, limit our ability to realize the expected financial or strategic benefits of an acquisition or have other adverse effects on our current business and operations;

•	the possible loss or reduction in value of acquired businesses;

•	the possibility that carriers may find it cost-prohibitive or impractical to bring fiber and networks into a new data center;

•

the possibility of litigation or other claims in connection with or as a result of an acquisition, including claims from terminated employees, customers, former stockholders or other third parties; and

•

the possibility of pre-existing undisclosed liabilities, including but not limited to lease or landlord related liability, environmental or asbestos liability, for which insurance coverage may be insufficient or unavailable.

The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows.

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

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard (including the EU Energy End-Use Efficiency and Energy Services Directive (Directive 2006/32/EC)). It is possible that the resulting legislation will mean that service providers that consume energy, such as us, may incur increased energy costs, and/or caps on energy use. The European Union is continuing to implement its Climate and Energy Package legislation with a 20% greenhouse gas emissions reduction target against 1990 for the 2013-2020 period and, following the December 2011 Durban climate summit, is actively involved in the extension of the Kyoto Protocol beyond 2012. It is expected that this commitment may give rise to future domestic legislation relating to energy efficiency across the jurisdictions in which we have data centers and this may affect our business.

Non-compliance with, or liabilities under, existing or future environmental or health and safety laws and regulations, including failure to hold requisite permits, or the adoption of more stringent requirements in the future, could result in fines, penalties, third-party claims and other costs that could have a material adverse effect on us.

Risks Related Our Ordinary Shares

The market price for our ordinary shares may continue to be volatile.

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

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares, including those issued upon the exercise of our outstanding share options, the market price of our ordinary shares could be adversely impacted. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and price we deem appropriate. The ordinary shares offered in our initial public offering were eligible for immediate resale in the public market without restrictions. Shares previously held by our existing shareholders may also be sold in the public market in the future if registered under the Securities Act of 1933, as amended (the “Securities Act”), or if such shares qualify for an exemption from registration, including by reason of Rules 144 or 701 under the Securities Act. Additionally, we intend to register all of our ordinary shares that we may issue under our employee stock ownership plans. Once we register those shares, they can be freely sold in the public market upon issuance, unless pursuant to their terms these stock awards have transfer restrictions attached to them.

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

We have never declared or paid any dividends on our ordinary shares and currently do not plan to declare dividends on our ordinary shares in the foreseeable future. If we were to choose to declare dividends in the future, the payment of cash dividends on our shares is restricted under the terms of the agreements governing our indebtedness. In addition, because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our and our subsidiaries’ indebtedness. In that regard, our wholly-owned subsidiaries are limited in their ability to pay dividends or otherwise make distributions to us. Under Dutch law, we may only pay dividends out of profits as shown in our adopted statutory annual accounts. We will only be able to declare and pay dividends to the extent our equity exceeds the sum of the paid and called up portion of our ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law and our articles of association. Our board of directors will have the discretion to determine to what extent profits shall be retained by way of a reserve. Appropriation and distribution of dividends will be subject to the approval of our general meeting of shareholders. Our board of directors, in determining to what extent profits shall be retained by way of a reserve, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant.

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

As of April 1, 2012, private equity investment funds affiliated with Baker Capital indirectly own 30.88% of our equity. Upon completion of our initial public offering, we entered into a shareholders agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our board of directors, including the right to nominate the chairman of our board of directors. Please see Item 7: “Major Shareholders and Related Party Transactions”, “Related Party Transactions—Shareholders Agreement with Baker Capital.” As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company and might ultimately affect the market price of our ordinary shares.

We are a foreign private issuer and, as a result, as permitted by the listing requirements of the New York Stock Exchange, we may rely on certain home country governance practices rather than the corporate governance requirements of the New York Stock Exchange.

Many of the corporate governance rules in the New York Stock Exchange (“NYSE”) Listed Company Manual (the “NYSE Manual”) do not apply to the Company as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While the Company’s management believes that its corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE Manual, there are certain key differences which are described below.

Under Sections 303A.04 and 303A.05 of the NYSE Manual, which govern nominating/corporate governance committees and compensation committees, respectively, the Company’s Nominating Committee and Compensation Committee do not meet the independence standard of the NYSE Manual, as one (1) member of each respective committee is not “independent” as defined under the applicable NYSE Manual standard.

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

As a newly listed public company, we incur additional legal, accounting, insurance and other expenses that we have not incurred as a private company. We incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act and related rules implemented by the U.S. Securities and Exchange Commission (the “SEC”) and the NYSE have imposed increased regulation and required enhanced corporate governance practices for public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. We also expect these new rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

ITEM 4: INFORMATION ON THE COMPANY

Overview

We are a leading provider of carrier-neutral colocation data center services in Europe. We support over 1,200 customers through 28 data centers in 11 countries enabling them to protect, connect, process and distribute their most valuable information. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

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

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid the main data center markets in Europe. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 400 carriers and Internet service providers and 18 European Internet exchanges. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

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

Continue to Deliver Best-in-Class Customer Service

We will continue to provide a high level of customer service in order to maximize customer satisfaction and minimize churn. Our European Customer Service Center operates 24 hours a day, 365 days a year, providing continual monitoring and troubleshooting and giving our customers one call access to full, multilingual technical support, thereby reducing our customers’ internal support costs. In addition, we will continue to develop our customer tools, which include an online customer portal to provide our customers with real-time access to information. We will continue to invest in our local service delivery and assurance teams, which provide flexibility and responsiveness to customer needs.

Disciplined Expansion and Conservative Financial Management

We plan to invest in our data center capacity, while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We only begin new expansions once we have identified customers and we have the capital to fully fund the build out. Our expansions are done in phases in order to manage the timing and scale of our capital expenditure obligations, reduce risk and improve our return on capital. Finally, we will continue to manage our capital deployment and financial management decisions based on adherence to our target internal rate of return on new expansions and target leverage ratios. For a description of past and current capital expenditures, see Item 5 “Operating and Financial Review and Prospects.”

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

Connectivity

We provide connectivity services that allow our customers to connect their IT infrastructure. These services offer connectivity with more than 400 telecommunications carriers and allow our customers to reduce costs while enhancing the reliability and performance associated with the exchange of Internet and other data traffic. Our connectivity options offer our customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers and some of the most important sources of IP data, content and distribution in the world.

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

Customers

We categorize our customers into customer segments including: digital media and distribution, enterprises, financial services, managed services providers and network providers. We have over 1,200 customers. The majority of our customers have entered into contracts with us for an initial three to five year term, which are typically renewed perpetually and automatically for successive one year periods.

In the year ended December 31, 2011, 31% of our Monthly Recurring Revenue came from our top 20 customers, 21% of our Monthly Recurring Revenue came from our top 10 customers and no single customer accounted for more than 5% of our Monthly Recurring Revenue.

The following table sets forth some of our representative customers by segment:

Digital Media and Distribution	Enterprises	Financial Services	Cloud Service Providers	Network Providers
Akamai Bwin Crytek Internap I-stream Planet Limelight RTL Interactive	Bacardi Canon Ferovial Lease Plan Pfizer	ABN Amro Bank N.V. Aviva Interactive Data 7ticks LME NYSE Euronext Trading Technologies Sungard Fixnetix	Hewlett-Packard IBM Terremark	AT&T British Telecom Bouygues Telecom Interoute Communications Colt Technology Services

Customer service is provided locally by our in-country teams and centrally via our European Customer Service Center located in London. The European Customer Service Center supports five European languages (Dutch, English, French, German and Spanish) and is run by technical support staff and operates 24 hours a day, 365 days a year, in order to provide rapid and cost-effective technical and business support to all of our clients. In addition to its service desk functions, the European Customer Service Center monitors and manages the performance of our data centers and takes care of network monitoring and other network operations center functions. The European Customer Service Center arranges, as necessary, local engineering support, rapid response (out of hours emergency assistance), “backup and restore” and other managed services. There is also a customer relationship management system in place to electronically log each issue that the European Customer Service Center is requested to address to ensure efficient and timely support.

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

Sales and Marketing

Our sales and marketing teams focus on proactively identifying and converting opportunities for both existing customers and prospects within our target segments, to expand their space within our data center portfolio.

Sales

We sell our products and services through a local direct sales force and a centralized Major Accounts Team and by attending tradeshows, networking events and industry seminars. Our Major Accounts Team focuses on maximizing revenues across our European footprint from our largest customers and on identifying and developing new major accounts. We utilize a number of indirect channel partners in the United States to secure both referrals and orders from companies based out of the United States.

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

Customer Segmentation

Identification of the high-growth customer segments and associated companies that we wish to target and development of the value proposition to enable success in our chosen markets. Working with our sales team, our marketing organization is also responsible for business development of key accounts in each segment.

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

Employees

As of December 31, 2011 we had a total of 358 employees (full time equivalents, excluding contractors and interim staff) of which 200 employees worked in operations and support, 72 employees worked in sales and marketing and 86 employees in general and administrative. Geographically, 265 of our employees were based in our country operations and 93 employees worked from our headquarters near Amsterdam and corporate offices in London as of December 31, 2011. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees are subject to collective bargaining agreements.

Leases

Except for two of our Paris datacenters (PAR3 and PAR5), acquired in December 2011, and the Amsterdam datacenter premises (AMS6), acquired in February 2012, we do not own any other data centers and instead lease our data center space. We generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms of 10 to 15 years with tenant-only rights to extend the lease with multiple 5-year increments, or alternatively through tenant-only rights to terminate the lease in year 10 or year 15. Our leases generally have Consumer Price Index based annual rent increases over the full term of the lease.

Data Center Operations

We have 28 carrier-neutral data centers in 13 metropolitan areas in 11 countries, representing approximately 68,100 square meters of maximum equippable space (as of December 31, 2011). Maximum equippable space is the maximum amount of space in our data centers which is designed to be used and sold as Equipped Space.

All of our data centers are located in Europe and all of our revenues are generated in Europe. For more information on the geographic breakdown of our revenues, see Note 5 of our 2011 consolidated financial statements, included elsewhere herein.

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

The following table presents the key characteristics of our data centers.

Country	Location	Initially ready for service Quarter	Maximum Equippable Space as of December 31, 2011
			Square Meters

Austria	Vienna	Third Quarter, 2000	4,700

Belgium	Brussels	Third Quarter, 2000	4,800

Denmark	Copenhagen	Third Quarter, 2000	3,500

France	Paris—1	First Quarter, 2000	1,400

France	Paris—2	Third Quarter, 2001	3,000

France	Paris—3	Third Quarter, 2007	2,000

France	Paris—4	Third Quarter, 2007	1,300

France	Paris—5	Fourth Quarter, 2009	4,100

France	Paris—6	Third Quarter, 2009	1,400

Germany	Dusseldorf	Second Quarter, 2000	2,800

Germany	Frankfurt—1	First Quarter, 1999	500

Germany	Frankfurt—2	Fourth Quarter, 1999	1,100

Germany	Frankfurt—3	First Quarter, 2000	2,100

Country	Location	Initially ready for service Quarter	Maximum Equippable Space as of December 31, 2011
			Square Meters
Germany	Frankfurt—4	First Quarter, 2001	1,400

Germany	Frankfurt—5	Third Quarter, 2008	1,700

Germany	Frankfurt—6	Second Quarter, 2010	1,600

Ireland	Dublin—1	Second Quarter, 2001	1,100

Ireland	Dublin—2	First Quarter, 2010	2,400

The Netherlands	Amsterdam—1	First Quarter, 1998	600

The Netherlands	Amsterdam—2	First Quarter, 1999	700

The Netherlands	Amsterdam—3	Fourth Quarter, 1999	3,100

The Netherlands	Amsterdam—4*	Fourth Quarter, 2000	*

The Netherlands	Amsterdam—5	Fourth Quarter, 2008	4,500

The Netherlands	Hilversum	Third Quarter, 2001	800

Spain	Madrid—1	Third Quarter, 2000	4,000

Sweden	Stockholm	Third Quarter, 2000	1,900

Switzerland	Zurich	Fourth Quarter, 2000	6,400

UK	London—1	Third Quarter, 2000	5,200

Subtotal			68,100

Announced as at December 31, 2011**
France	Paris—7	Expected Second Quarter, 2012	4,600

Germany	Frankfurt—7	First Quarter, 2012	1,500

The Netherlands	Amsterdam—6	Expected Fourth Quarter, 2012	4,400

UK	London—2	Expected Second Quarter, 2012	1,500

Subtotal			12,000

Total			80,100

Note:

*	The maximum equippable space of Amsterdam—4 is included in the maximum equippable space of Amsterdam—1.
**	These are announced expansions scheduled to become ready for service in 2012.

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

IT Outsourcers and Managed Services Provider Data Centers

IT outsourcers and managed services providers in Europe include HP, IBM, Logica, Rackspace and Sungard.

Wholesale Data Centers

Competitor wholesale data center providers include Digital Realty Trust and Global Switch.

Carrier-Operated Data Centers

Carriers that operate their own data centers in Europe include AT&T, BT, Cable & Wireless, Colt Technology Services, Savvis and Verizon.

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

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard (including the EU Energy End-Use Efficiency and Energy Services Directive (Directive 2006/32/EC)). It is possible that the resulting legislation will mean that service providers that consume energy, such as us, may incur increased energy costs, and/or caps on energy use. The European Union is continuing to implement its Climate and Energy Package legislation with a 20% greenhouse gas emissions reduction target against 1990 for the 2013-2020 period and, following the December 2011 Durban climate summit, is actively involved in the extension of the Kyoto Protocol beyond 2012. It is expected that this commitment may give rise to future domestic legislation relating to energy efficiency across the jurisdictions in which we have data centers and this may affect our business.

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

By operating data centers, we will process personal data under the EU Data Protection Directive (95/46/EC). This directive is implemented through adoption in local legislation of the EU member states. We are subject to this legislation in most European jurisdictions as processors and controllers in the meaning of this Directive. This may impose obligations on us, such as an obligation to take reasonable steps to protect that information.

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

Our History and Organizational Structure

European Telecom Exchange BV was incorporated on April 6, 1998, which (after being renamed InterXion Holding B.V. on June 12, 1998) was converted into InterXion Holding N.V. on January 11, 2000. For further information on the history and development of the Company, see Item 10 “Additional Information—General.” From inception onwards we have grown our colocation business organically. We have developed our current footprint (both in terms of countries and cities) between 1999 and 2001 and now operate in 11 countries and 13 cities. Following the industry downturn beginning in 2001 as a result of a sharp decline in demand for Internet-based businesses, we restructured to refocus on a broader and more stable customer base. We have since focused on shifting our customer base from primarily emerging Internet companies and carriers to a wide variety of established businesses seeking to house their IT infrastructure.

Our subsidiaries perform various tasks, such as servicing our clients, operating our datacenters, customers support, and providing management, sales and marketing support to the Group.

The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our most significant subsidiaries based on revenues and total assets:

Entity	Country of incorporation	Ownership %	Activity

Interxion HeadQuarters B.V.	the Netherlands	100%	Management

Interxion Operational B.V.	the Netherlands	100%	Management/Holding

Interxion Nederland B.V.	the Netherlands	100%	Provision of co-location services

Interxion Datacenter B.V.	the Netherlands	100%	Datacenter sales & marketing

Interxion Real Estate Holding B.V.	the Netherlands	100%	Real Estate Management/Holding

Interxion Real Estate I B.V.	the Netherlands	100%	Real Estate

Interxion Real Estate IV B.V.	the Netherlands	100%	Real Estate

Interxion Österreich GmbH	Austria	100%	Provision of co-location services

Interxion Belgium N.V.	Belgium	100%	Provision of co-location services

Interxion Denmark ApS	Denmark	100%	Provision of co-location services

Interxion France SAS	France	100%	Provision of co-location services

Interxion Real Estate II SARL	France	100%	Real Estate

Interxion Real Estate III SARL	France	100%	Real Estate

Interxion Deutschland GmbH	Germany	100%	Provision of co-location services

Interxion Ireland Ltd	Ireland	100%	Provision of co-location services

Interxion España SA	Spain	100%	Provision of co-location services

Interxion Sverige AB	Sweden	100%	Provision of co-location services

Interxion (Schweiz) AG	Switzerland	100%	Provision of co-location services

Interxion Carrier Hotel Ltd.	United Kingdom	100%	Provision of co-location services

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

Overview

We are a leading carrier-neutral colocation data center services provider in Europe. Our core offering is carrier-neutral colocation services, which we sell to over 1,200 customers. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

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

Our data centers house connections to more than 400 carriers and Internet service providers and 18 European Internet exchanges, which allows our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers and Internet service providers, and to other customers, fosters the development of value-added communities of interest, which are important to customers in each of our segments: network providers, cloud services providers, enterprises, financial services and digital media. Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community to both existing and potential customers.

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

The following table presents our future committed revenues expected to be generated from our fixed-term customer contracts as of December 31, 2011, 2010 and 2009.

	2011	2010	2009
	(€’000)
Within 1 year	139,475	154,634	101,235
Between 1 to 5 years	201,620	149,900	96,392
After 5 years	103,934	18,606	16,093

Total	445,029	323,140	213,720

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

Deferred revenues relating to invoicing in advance and initial set-up fees are carried on the statement of financial position. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

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

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of December 31, 2011 we employed 358 full-time employees: 200 in operations and support; 72 in sales and marketing; and 86 in general and administrative. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also allows us to leverage existing personnel within a data center campus.

In 2009, 2010 and 2011, we invested resources in sales and marketing personnel to engage with our existing and potential customers on an industry basis. This has enabled us to establish closer relationships with our customers thereby allowing us to understand and anticipate their needs and to forecast demand and helping us plan the scope and timing of our expansion activities.

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

Except for two of our Paris datacenters (PAR3 and PAR5), acquired in December 2011. and the Amsterdam datacenter premises (AMS6), acquired in February 2012, we do not own any other data centers and instead lease our data center space. We generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms of 10 to 15 years with tenant-only rights to extend the lease with multiple 5-year increments, or alternatively through tenant-only rights to terminate the lease in year 10 or year 15. Our leases generally have fixed annual rent increases over the full term of the lease.

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

Exceptional income and expense that we have disclosed separately in the last three annual financial periods have included IPO transaction costs, abandoned transaction costs, net insurance compensation benefits from a large insurance claim and movements in the provision for onerous lease contracts. Onerous lease contracts are those in which we expect losses to be incurred in respect of unused data center sites over the term of the lease contract. Provisions for these leases are based upon the present value of the future contracted payout under these leases, and movements in the provision for onerous lease contracts are reflected on our income statement. These movements arise principally from changes in the underlying discount rate and are treated as exceptional items. We sublease portions of these unused sites to third parties and treat the income from these subleases as exceptional income.

The provision for onerous lease contracts principally relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This expansion program, closely matched to both customer demand and available capital resources, has continued since that time. We do not commit to a phase of an expansion or construction of a data center unless we have cash and committed capital available to complete the phase. Since 2006, we have raised debt capital to fund our expansion program, and this has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs of the data center. In 2010, we refinanced the Company’s debt in February 2010 when we issued €200 million of 9.5% senior secured notes, which was primarily used to repay existing debt, and a further tap offering of €60 million in November 2010. For the full year 2011, the major components of net finance expense consisted of interest expense of €23.9 million and interest income of €2.3 million. For the year 2010, the major components of net finance expense consisted of interest expense of €18.3 million and a €10.2 million one-time write off of costs associated with the refinancing in February 2010 together with an unwinding of interest on provisions that had been discounted to their present value at initial recognition.

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

Income Tax Expense

Since inception we have generated significant tax loss carry forwards in all of our jurisdictions. In 2006, we became taxable income positive and began offsetting our tax loss carry forwards against taxable profits. As at December 31, 2011 we have recognized most of our tax losses. We will continue to recognize the remaining deferred tax assets progressively as we become profitable in the respective jurisdiction. We expect to be able to continue to use our tax loss carry forwards to minimize cash taxes going forward.

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

Results of Operations

The following table presents our operating results for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,	Year ended December 31,
	2011(1)	2011	2010	2009
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Revenue	316,943	244,310	208,379	171,668
Cost of sales	(132,021)	(101,766)	(91,154)	(78,548)

Gross profit	184,922	142,544	117,225	93,120
Other Income	632	487	425	746
Sales and marketing costs	(22,936)	(17,680)	(15,072)	(11,253)
General and administrative costs
Depreciation, amortization and impairments	(46,122)	(35,552)	(31,108)	(21,960)
Exceptional expenses	(2,261)	(1,743)	(150)	(8,594)
Share-based payment	(3,549)	(2,736)	(1,684)	(950)
Other general and administrative costs	(35,322)	(27,227)	(22,950)	(19,124)

General and administrative costs	(87,254)	(67,258)	(55,892)	(50,628)

Operating profit	75,364	58,093	46,686	31,985
Net finance expense	(29,558)	(22,784)	(29,444)	(6,248)

Profit before taxation	45,806	35,309	17,242	25,737
Income tax (expense) / income	(12,631)	(9,737)	(2,560)	715

Profit for the year attributable to shareholders	33,175	25,572	14,682	26,452

Basic earnings per share	0.52	0.40	0.33	0.60

Adjusted EBITDA (2)	126,664	97,637	79,203	62,743

The following table presents our operating results as a percentage of revenues for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
Revenue	100%	100%	100%
Cost of sales	(42)	(44)	(46)

Gross profit	58	56	54
Other income	0	0	0
Sales and marketing costs	(7)	(7)	(7)
General & administrative costs
Depreciation, amortization and impairments	(15)	(15)	(13)
Exceptional expenses	(1)	0	(5)
Share-based payments	(1)	(1)	(1)
Other general and administrative costs	(11)	(11)	(11)

General and administrative costs	(28)	(27)	(29)

Operating profit	24	22	19
Net finance expense	(9)	(14)	(4)

Profit before taxation	14	8	15
Income tax (expense) / income	(4)	(1)	0

Profit for the year attributable to shareholders	10%	7%	15%

Adjusted EBITDA margin(2)	40%	38%	37%

Notes:

(1)	The operating results for the year ended December 31, 2011 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2011 and for euro into U.S. dollars of €1.00 = U.S. 1.2973. See Item 3 “Key Information—Exchange Rates” for additional information.
(2)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €50 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. See “—EBITDA and Adjusted EBITDA” for a more detailed description.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, the most directly comparable IFRS performance measure, for the periods indicated:

	Year ended December 31,	Year ended December 31,
	2011(1)*	2011	2010	2009
	(U.S. $’000)	(€’000)
Other financial data
Operating profit	75,364	58,093	46,686	31,985
Depreciation, amortization and impairments	46,122	35,552	31,108	21,960

EBITDA	121,486	93,645	77,794	53,945
Share-based payments	3,549	2,736	1,684	950
Exceptional expenses
Increase/(decrease) in provision for onerous lease contracts(a)	23	18	150	3,753
IPO transaction costs(b)	2,238	1,725	—	—
Abandoned transaction costs(c)	—	—	—	4,841
Exceptional income	(632)	(487)	(425)	(746)

Adjusted EBITDA(2)*	126,664	97,637	79,203	62,743

Note:

*	References are to the footnotes above.
(a)	“Increase (decrease) in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(b)	“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.
(c)	“Abandoned transaction costs” represents expenses associated with the write-off of capitalized initial public offering costs.

The following table sets forth some of our key performance indicators as of the dates indicated:

	As of December 31,
	2011	2010	2009
Equipped Space(1) (square meters)	62,800	61,000	54,800
Utilization Rate(2)	75%	72%	70%

Notes:

(1)	Equipped Space is the amount of data center space that, on the date indicated, is equipped and either sold or could be sold, without making any additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space which cannot be sold to individual customers, such as corridors.
(2)	Utilization Rate is, on the relevant date, Revenue Generating Space as a percentage of Equipped Space; some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate may not reach 100%.

Years Ended December 31, 2011 and 2010

Revenue

Our revenue for the years ended December 31, 2011 and 2010 was as follows:

	Year ended December 31,				Change
	2011	%	2010	%	€	%
	(€’000, except percentages)

Revenue
Recurring revenue	228,328	93	192,973	93	35,355	18
Non-recurring revenue	15,982	7	15,406	7	576	4

	244,310	100	208,379	100	35,931	17

Revenue increased to €244.3 million for the year ended December 31, 2011 from €208.4 million for the year ended December 31, 2010, an increase of 17%. Recurring revenue increased by 18% and non-recurring revenue increased by 4% from the year ended December 31, 2010 to the year ended December 31, 2011. The period over period growth in recurring revenue was primarily the result of an increase of approximately 3,400 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions.

Cost of Sales

Cost of sales increased to €101.8 million for the year ended December 31, 2011 from €91.2 million for the year ended December 31, 2010, an increase of 12%. Cost of sales was 42% of revenue for the year ended December 31, 2011 and 44% for the year ended December 31, 2010. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €5.5 million in power costs, (ii) an increase of €1.3 million in higher datacenter rent costs and (iii) an increase of €0.9 million in compensation costs. Equipped Space increased by approximately 1,800 square meters during the year ended December 31, 2011 as a result of expansions to existing data centers in Dublin, London and Vienna. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Sales and Marketing Costs

Our sales and marketing costs increased to €17.7 million for the year ended December 31, 2011 from €15.1 million for the year ended December 31, 2010, an increase of 17%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2011 and 2010.

The increase in sales and marketing costs was primarily a result of an increase of €2.3 million in compensation and related costs due to increases in employee headcount and marketing expenses associated with our continued strategy to invest in our industry focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, exceptional expenses, share-based payments and other general and administrative costs.

Depreciation, Amortization and Impairments

Depreciation, amortization and impairments increased to €35.6 million for the year ended December 31, 2011 from €31.1 million for the year ended December 31, 2010, an increase of 14%. Depreciation, amortization and impairments was 15% of revenue for each of the years ended December 31, 2011 and 2010. The increase was due to new data centers and data center expansion. The increase was partially offset by a reversal of impairment amounting to €0.8 million related to our Sweden datacenter.

Exceptional Expenses

Exceptional expenses comprise significant items which are separately disclosed by virtue of their size, nature or incidence to enable a better understanding of our financial performance. In the year ended December 31, 2011, we recorded €1.7 million of exceptional expenses relating to the IPO.

In determining Adjusted EBITDA we also add back share-based payments. For the year ended December 31, 2011 we recorded share-based payments of €2.7 million, an increase of 62% from the year ended December 31, 2010.

Other General and Administrative Costs

Other general and administrative costs increased to €27.2 million for the year ended December 31, 2011 from €23.0 million for the year ended December 31, 2010, an increase of 19%. Other general and administrative costs were 11% of revenue for each of the years ended December 31, 2011 and December 31, 2010. The increase in the other general and administrative costs was due to an increase of €1.8 million in compensation costs resulting from headcount growth and an increase of €1.3 million in expenses for professional services mainly due to higher public company cost such as the implementation of the Sarbanes-Oxley Act.

Net Finance Expense

Net finance expense for the year ended December 31, 2011 primarily consists of a €23.7 million net interest expense. Net finance expense decreased to €22.8 million for the year ended December 31, 2011 from €29.4 million for the year ended December 31, 2010, a decrease of 23%. Net finance expense was 9% of revenue for the year ended December 31, 2011 and 14% of revenue for the year ended December 31, 2010. The decrease in net finance expense for the year December 31, 2011 was due primarily to the one-off charges amounting to €10.2 million associated with the debt refinancing in the first quarter of 2010, which was partially offset by increased interest expense in 2011 due to the greater outstanding principal amount of the Senior Secured Notes as result of the €60.0 million bond tap in November 2010.

We capitalized €2.7 million of finance expense to construction in progress during the year ended December 31, 2011 and €2.0 million during the year ended December 31, 2010.

Other Income

Other income represents income that we do not consider part of our core business, including income from the sublease of parts of our onerous lease contracts.

Income Taxes

Income tax expense was €9.7 million for the year ended December 31, 2011 compared to €2.6 million for the year ended December 31, 2010. Income tax expense was 4% of revenue for the year ended December 31, 2011 and 1% of revenue for the year ended December 31, 2010.

We recorded current tax expenses of €5.0 million for the year ended December 31, 2011 and €1.8 million for the year ended December 31, 2010. We recorded deferred tax expense of €4.7 million for the year ended December 31, 2011 and €0.7 million for the year ended December 31, 2010, arising from the net impact of the utilization of deferred tax assets on loss carry-forwards as well as the initial recognition of deferred tax assets on loss carry-forwards.

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

Equipped Space increased by approximately 6,200 square meters during the year ended December 31, 2010 as a result of a new data center in Dublin and Frankfurt as well as expansions to existing data centers in Amsterdam, Paris and Zurich. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be partially offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

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

Liquidity and Capital Resources

As of December 31, 2011, our total indebtedness consisted of (i) €260.0 million 9.50% Senior Secured Notes due 2017 and (ii) other debt and finance lease obligations totaling €2.5 million.

Historically, we have made significant investments in our property, plant and equipment and intangibles assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2011 we invested €162.0 million in property, plant and equipment (€154.6 million) and intangible assets (€7.4 million), of which €145.7 million, including acquisition of PAR3 and PAR 5 datacenters (€19.1 million), was attributed to expansion capital expenditures and the remainder to maintenance and other capital expenditures. In the year ended December 31, 2010, we invested €100.4 million in property, plant and equipment (€98.2 million) and intangibles (€2.2 million). Intangible assets include investments in power grid rights and software development.

Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long-term such expenses will be between 4% and 6% of total revenue.

As of December 31, 2011, we had €142.7 million of cash and cash equivalents of which €4.8 million was restricted cash, mostly denominated in euro. As of December 31, 2010, we had €99.1 million of cash and cash equivalents of which €4.2 million was restricted cash, mostly denominated in euro. Our primary source of cash is from our financing activities and customer collections.

Sources and Uses of Cash

	Year ended December 31,
	2011	2010	2009
	(€’000)

Cash generated from operations	90,048	85,308	58,586

Net cash flows from operating activities	64,043	74,379	51,378
Net cash flows used in investing activities	(161,011)	(100,164)	(100,949)
Net cash flows from financing activities	140,330	92,748	19,764

Operating Activities

The increase in cash generated from operations in the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily due to improved operational performance.

The decrease in net cash flows from operating activities in the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily due to higher interest and income tax payments and the decrease in net working capital movements partly offset by the improved operating performance of the Company. The increase in net cash flows from operating activities in the year ended December 31, 2010 was primarily due to the improved operating performance of the Company as discussed above and an increase in movements in trade and other liabilities as compared to the year ended December 31, 2009.

Investing Activities

The increase in net cash used in investing activities in the year ended December 31, 2011 was primarily due to capital expenditures in the expansion of existing or construction of new data centers. The decrease in net cash used in investing activities in the year ended December 31, 2010 was primarily due to the timing of capital expenditures in the expansion of existing or construction of new data centers. The increase in net cash used in investing activities in the year ended December 31, 2009 was also primarily due to capital expenditures in the expansion of existing data centers or construction of new data centers.

Financing Activities

Net cash flows from financing activities during the year ended December 31, 2011 was primarily the result of €143.0 million in gross proceeds from the issuance of new shares at the IPO, which was partly offset by the associated costs and fees. Net cash flows from financing activities during the year ended December 31, 2010 was primarily the result of €254.3 million in gross proceeds from the issuance of the Senior Secured Notes (and after deducting deferred financing fees related to the Revolving Credit Facility), which was partly offset by repayment of our previously outstanding credit facility and associated costs and fees. Net cash flows from financing activities during the year ended December 31, 2009 was primarily the result of €22.2 million in gross proceeds drawn under our prior credit facilities.

We anticipate that cash flows from operating activities and from the utilization of credit available will be sufficient to meet our operating requirements on a short-term (twelve months) and long-term basis, including repayment of the current portion of our debt as it becomes due, and to complete our publicly announced expansion projects.

EBITDA and Adjusted EBITDA

EBITDA for the year ended December 31, 2011 was €93.6 million, €77.8 million for the year ended December 31, 2010, and €53.9 million for the year ended December 31, 2009, representing 37%, 31% and 34% of revenue, respectively. Adjusted EBITDA for the year ended December 31, 2011 was 97.6 million, €79.2 million for the year ended December 31, 2010 and €62.7 million for the year ended December 31, 2009 representing 40%, 38% and 37% of revenue, respectively.

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

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, for the periods indicated:

	Year ended December 31,
	2011	2010	2009
	(€’000)

Operating profit	58,093	46,686	31,985
Depreciation, amortization and impairments	35,552	31,108	21,960

EBITDA	93,645	77,794	53,945
Share-based payments	2,736	1,684	950
Exceptional expenses(1)
Increase/(decrease) in provision for onerous lease contracts(2)	18	150	3,753
IPO transaction costs(3)	1,725	—	—
Abandoned transaction costs(4)	—	—	4,841
Exceptional income(5)	(487)	(425)	(746)

Adjusted EBITDA	97,637	79,203	62,743

Notes:

(1)	Exceptional expenses comprise significant items which are separately disclosed by virtue of their size, nature or incidence to enable a better understanding of our financial performance.
(2)	“Increase in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(3)	“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.
(4)	“Abandoned transaction costs” represents expenses associated with the write-off of capitalized initial public offering costs.
(5)	Exceptional income is reported within “Other income.” Other income represents income that we do not consider part of our core business including income from the sublease of parts of our onerous lease contracts.

Contractual Obligations and Off-Balance Sheet Arrangements

We lease a majority of our data centers and certain equipment under non-cancellable lease agreements. The following represents our debt maturities, financings, leases and other contractual commitments as of December 31, 2011:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(€’000)

Long-term debt obligations(1)	262,605	895	105	1,605	260,000
Financial leases	332	236	96	—	—
Operating leases in relation to onerous lease contracts	13,668	3,083	6,166	4,419	—
Operating leases	282,030	22,446	47,871	44,285	167,428
Other contractual commitments	15,800	15,800	—	—	—
Capital commitments	101,204	101,204	—	—	—

Total	675,639	143,664	54,238	50,309	427,428

Notes:

(1)	Long-term debt obligations include the Senior Secured Notes and loans from suppliers and/or landlords.

In connection with 13 of our data center leases, we entered into 15 irrevocable bank guarantees totaling €4.8 million with ABN AMRO Bank, Royal Bank of Scotland, La Caixa and Sparkasse. These bank guarantees were provided in lieu of cash deposits and automatically renew in successive one-year periods until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is reflected as restricted cash on our statement of financial position. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of December 31, 2011, we were contractually committed for €101.2 million of unaccrued capital expenditures, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers prior to making them available to customers for installation. This amount, which is expected to be paid in 2012, is reflected in the table above as “Capital commitments.”

We have other non-capital purchase commitments in place as of December 31, 2011, such as commitments to purchase power in select locations, through the year 2012, and other open purchase orders, which contractually bind us for goods or services to be delivered or provided during the remainder of 2012 and beyond. Such other purchase commitments as of December 31, 2011, which total € 15.8 million, are also reflected in the table above as “Other contractual commitments.”

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

Critical Accounting Estimates

Basis of Measurement

We present our financial statements in thousands of euro. They are prepared under the historical cost convention except for certain financial instruments. The financial statements are presented on the going-concern basis. Our functional currency is the euro.

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

Recent Accounting Pronouncements

The following new standards, amendments to standards and interpretations set out below were issued but were not effective for the financial year ending December 31, 2011 and were not applied in preparing the financial statements for the years ended December 31, 2011 and 2010:

Revision to IAS 12 “Income taxes”

Revision to IAS 32, “Financial Instruments: Presentation of Rights Issues”;

IFRS 9, “Financial Instruments”

IFRS 10 “Consolidated Financial Statements”

IFRS 11 “Joint arrangements”

IFRS 12 “Disclosures of interests in Other entities”

IFRS 13 “Fair value measurement”

Revision to IFRIC 14, IAS 19, “The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction”

Following an internal review it is not anticipated that the adoption of these standards and interpretations will have a material financial impact on the financial statements in the period of initial application and the subsequent reporting periods, except for IFRS 9 “Financial Instruments” which becomes mandatory for the Groups 2013’s consolidated financial statements and could change the classification and measurement of financial assets.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Introduction

We have a one-tier board structure (the “Board”) comprised of directors with the title “Executive Directors” and directors with the title “Non-Executive Directors” (together with the Executive Directors, the “Directors”). The majority of our Directors are independent as required by the NYSE Manual.

Senior Management and Board of Directors

The following table lists the names, positions and ages of the members of our Senior Management and our Directors:

Name	Age	Position(2)	Term Expiration Date(1)
David Ruberg	66	President, Chief Executive Officer, Vice-Chairman and Executive Director	2013
M.V. “Josh” Joshi	44	Chief Financial Officer
Kevin Dean	49	Chief Marketing Officer
Peter Cladingbowl	46	Senior Vice President, Engineering and Operations Support
Jaap Camman	45	Senior Vice President, Legal
Jan Pieter Anten	39	Vice President, Human Resources
John C. Baker	62	Chairman and Non-Executive Director	2013
Robert M. Manning	52	Non-Executive Director	2012
David Lister	53	Non-Executive Director	2014
Cees van Luijk	62	Non-Executive Director	2012
Michel Massart	61	Non-Executive Director	2014
Jean F.H.P. Mandeville	52	Non-Executive Director	2013

Notes:

(1)	The term of office expires at the annual general meeting of our shareholders held in the year indicated.
(2)	A majority of our Directors is independent as required by the NYSE Manual. Of our Non-Executive Directors, Mr. Baker and Mr. Manning are considered to be non-independent as they are both general partners of Baker capital affiliates. Our other Non-Executive Directors are all independent.

The business address of all members of our Senior Management and of our Directors is at our registered offices located at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.

The principal functions and experience of each of the members of our Senior Management and our Directors are set out below:

David Ruberg, President, Chief Executive Officer, Vice-Chairman and Executive Director

David Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice-Chairman of the board of directors when it became a one-tier board in 2011. David served as Chairman of the Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. David was affiliated with Baker Capital, a private equity firm from January 2002 until October 2007. From April 1993 until October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, contributing to the development of operating systems and computer languages. David serves on the board of QSC AG. He holds a Bachelor’s Degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan.

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

Jaap Camman, Senior Vice President, Legal

Jaap Camman is responsible for all legal and corporate affairs across the Group. He joined us in November 1999 as Manager Legal and has been our Executive Vice President Legal since July 2002. Before joining us, he worked for the Dutch Government from February 1994 until October 1999. His latest position was Deputy Head of the Insurance Division within The Netherlands Ministry of Finance. Jaap holds a Law Degree from Utrecht University.

Jan-Pieter Anten, Vice President, Human Resources

Jan-Pieter Anten joined us as Vice President Human Resources in October 2011. Prior to joining us, Jan-Pieter worked for Hay Group, a global management consulting firm, as Director International Strategic Clients Europe, where he led major accounts within the European market. Prior to that, he held the position of Vice President Human Resources at Synthon, an international organization with worldwide affiliates. Before Synthon he worked for Hay Group as a Senior Consultant. Jan-Pieter holds a degree from the University of Utrecht.

John C. Baker, Chairman and Non-Executive Director

Mr. Baker serves as Chairman of the board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Baker served as Chairman of our Supervisory Board, which he joined in 2007. Mr. Baker founded Baker Capital in 1995. Mr. Baker is a graduate of Harvard College and Harvard Business School.

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

David Lister, Non-Executive Director

Mr. Lister serves on our board of directors, to which he was appointed in June 2011. Mr. Lister joined National Grid as Global Chief Information Officer in March 2009. He is also a Non-Executive Director of the UK Government’s Department of Work and Pensions. Before joining National Grid, David held CIO positions at a number of leading international companies including Royal Bank of Scotland, Reuters, Boots, Glaxo, Wellcome, and Guinness plc. Prior to these assignments, he held a series of increasingly senior positions in Information Technology across a range of industries including Chemicals, Construction, and Electronics as well as time in Management Consultancy with Coopers & Lybrand. He was a Non-Executive Director of IXEurope, a European IT Services company, prior to its acquisition. He is a member of several IT consultative boards including the Board of eSkills, the Skills Sector Council for Business and Information Technology in the UK and is a Fellow of the British Computer Society. Before entering industry, David studied Architecture at the University of Edinburgh.

Cees van Luijk, Non-Executive Director

Mr. Van Luijk serves on our board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Van Luijk served on our Supervisory Board, which he joined in 2002. Since 2003 he has been Chairman and co-managing partner of Capital-C Ventures, a Benelux-focused technology venture capital firm. Mr. Van Luijk was formerly the CEO of Getronics between 1999 and 2001 and prior to that a member of the Global Leadership Team of PricewaterhouseCoopers. Mr. Van Luijk serves on the boards of PontMeyer NV, Intersafe Groeneveld, Holland Colours NV, Parkking Holding BV and Lirema BV. Mr. Van Luijk is a Certified Public Accountant in The Netherlands and holds a Master’s Degree in Business Economics from the Erasmus University Rotterdam.

Michel Massart, Non-Executive Director

Mr. Massart serves on our board of directors, to which he was appointed in January 2012. He is a former managing partner of PricewaterhouseCoopers (PWC) in Belgium, where he held various positions in the field of audit, specializing in Technology and FMCG companies and the Public Sector. From 1988 to 1996, he also assumed HR responsibilities for PWC Belgium. In 1997, he set up the Corporate Finance Department of PWC Belgium specializing in M&A, valuations and corporate restructuring. From 2003 to 2011, he was a director and chairman of the audit committee of Millicom International Cellular S.A., a mobile telephone operator in emerging countries listed on the NASDAQ and Stockholm stock exchanges. He is a former member of the Board of the Belgian Institute of Statutory Auditors. He is currently a professor at Solvay Brussels School of Economics and Management in Brussels, Belgium where he lectures on accounting, risk management and corporate governance.

Jean F.H.P. Mandeville, Non-Executive Director

Mr. Mandeville serves on our board of directors, to which he was appointed in January 2011. From October 2008 to December 2010, Mr. Mandeville served as Chief Financial Officer and board member of MACH S.à.r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd., from February 2005 to September 2008. Mr. Mandeville joined Global Crossing in February 2005, where he was responsible for all of its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. Mr. Mandeville was a Senior Consultant with Coopers & Lybrand, Belgium from 1989 to 1992. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. From 1992 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia Pacific from June 1999 to July 2000 and General Manager, Special Projects from January 1998 to July 1999. He graduated from the University Saint-Ignatius Antwerp with a Masters in Applied Economics in 1982 and a Special degree in Sea Law in 1985.

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

Our CEO is the general manager of our business, subject to the control of our Board, and is entrusted with all of our Board’s powers, authorities and discretions (including the power to sub-delegate) delegated by the full Board from time to time by a resolution of our Board. Matters expressly delegated to our CEO are validly resolved upon by our CEO and no further resolutions, approvals or other involvement of our Board is required. Our Board may also delegate authorities to its committees. Upon any such delegation our Board supervises the execution of its responsibilities by our CEO and/or our Board committees. It remains ultimately responsible for the fulfilment of its duties by them.

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

Our Board meets as often as it deems necessary or appropriate or upon the request of any member of our Board. Our Board has adopted rules, which contain additional requirements for our decision-making process, the convening of meetings and, through separate resolution by our Board, details on the assignment of duties and a division of responsibilities between Executive Directors and Non-Executive Directors. Our Board has appointed one of the Directors as Chairman and one of more Directors as Vice-Chairman of the Board. Our Board is further assisted by a corporate secretary. The corporate secretary may be a member of our Board or our Senior Management and is appointed by our Board.

Composition of Board

The majority of our Directors are independent as required by the NYSE Manual.

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

The class I Directors serve for a term expiring at the annual general meeting of shareholders in 2014, the class II Directors serve for a term expiring at the annual general meeting of shareholders in 2012, and the class III Directors serve for a term expiring at the annual general meeting of shareholders in 2013. At each annual general meeting of shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding annual general meeting of shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

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

Directors may be suspended or removed at any time by our general meeting of shareholders. A resolution to suspend or remove a Director must be adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of our issued and outstanding share capital. Currently, Dutch law does not allow Directors to be suspended by our Board; however, Dutch law is expected to be amended to facilitate the suspension of executive directors by a board of directors and following such amendment a Director may also be suspended by our Board for no longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension, the suspension shall end.

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

Board Committees

Our Board has established an audit committee, a compensation committee and a nominating committee. The audit committee is in compliance with the NYSE listed company board committee independence requirements. The compensation committee and the nominating committee do not meet the independence standard of the NYSE Manual. Rule 303A permits foreign private issuers like us to follow home country practice with regard to, amongst others, the independence requirement for the compensation committee and for the nominating committee. Our Board may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our articles of association and any applicable Board rules.

Many of the corporate governance rules in the NYSE Manual do not apply to the Company as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While the Company’s management believes that its corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE Manual, there are certain key differences which are described below.

Audit Committee

Our audit committee consists of three independent Directors, Cees van Luijk, Michel Massart and Jean Mandeville, with Cees van Luijk serving as the chairperson of the audit committee. The audit committee is independent as defined under and required by Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (“Rule 10A-3”) and the NYSE. Our board of directors has determined that Cees van Luijk qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F. The audit committee has the responsibility, subject to Board and shareholder approval, for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, KPMG Accountants N.V. In addition, approval of the audit committee is required prior to our entering into any related-party transaction. It is also responsible for “whistle-blowing” procedures, certain other compliance matters and the evaluation of the Company’s policies with respect to risk assessment and risk management.

Compensation Committee

Our compensation committee consists of two independent Directors, Cees van Luijk and David Lister, and one non-independent Director, John C. Baker, who also serves as the chairperson of the compensation committee. Among other things, the compensation committee reviews, and makes recommendations to the Board regarding, the compensation and benefits of our CEO and our Board. The compensation committee also administers the issuance of stock options and other awards under our equity incentive plan and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants.

Under Section 303A.05 of the NYSE Manual, which governs compensation committees, the Company’s Compensation Committee does not meet the independence standard of the NYSE Manual, as one (1) member of that committee is not “independent” as defined under the applicable NYSE Manual standard.

Nominating Committee

Our nominating committee consists of two independent Directors, Cees van Luijk and Jean Mandeville, and one non-independent Director, John C. Baker, who serves as the chairman of the nominating committee. The nominating committee is responsible for, among other things, developing and recommending to our Board our corporate governance guidelines, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next annual meeting of shareholders, and selecting director candidates to fill any vacancies on the Board.

Under Section 303A.04 of the NYSE Manual, which governs nominating/corporate governance committees, the Company’s Nominating Committee does not meet the independence standard of the NYSE Manual, as one (1) member of that committee is not “independent” as defined under the applicable NYSE Manual standard.

Compensation

The aggregate annual compensation of our Senior Management and Non-Executive Directors for the year ended December 31, 2011 was approximately €5.1 million. For amounts set aside for post-employment benefits, see Note 23 of our 2011 consolidated financial statements, included elsewhere herein.

The aggregate compensation of our Non-Executive, Executive Directors, and other Senior Management members for the year ended December 31, 2011 is set forth below.

	Salaries	Bonus	Share- based payment charges	Termination / post- employment benefits	Total
	(€’000)

D.C. Ruberg	540	747	832	—	2,119

J.C. Baker	35	—	—	—	35
R.M. Manning	35	—	—	—	35
C.G. van Luijk	45	—	—	—	45
D. Lister (appointed June 2011)	18	—	7	—	25
M. Massart (appointed January 2012)	—	—	—	—	—
J.F.H.P. Mandeville	35	—	14	—	49
P. E.D. Ekelund (resigned as per June 2011)	18	—	—	—	18
P. Schröder (resigned as per January 2012)	35	—	—	—	35

Subtotal	761	747	853	—	2,361

Senior Management (excluding D.C. Ruberg)	1,386	733	431	159	2,709

Total	2,147	1,480	1,284	159	5,070

None of the non-executive directors is entitled to any contractually agreed benefit upon termination. Upon termination, the Executive Director is entitled to a contractually agreed benefit compensation equal to 12 months base salary.

Employee Share Ownership Plans

Our InterXion Holding N.V. 2011 International Stock Option and Incentive Master Award Plan (the “2011 Plan”) provides for the grant of options to employees. The purpose of the Plan is to attract, retain and motivate employees responsible for the success and growth of our Company by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our Company.

On January 26, 2011, our general meeting of shareholders authorized our Board to establish this new option plan following the offering, to be called the InterXion Holding N.V. 2011 International Stock Option Plan and Incentive Master Award Plan (the “2011 Plan”), under and in accordance with which our Board may grant options for ordinary shares to certain eligible persons following completion of the offering. The 2008 Plan was discontinued following our initial public offering, but outstanding options will remain governed by the terms of the 2008 Plan until such options have been exercised in full.

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

With exception to Sections 303A.04 and 303A.05 of the NYSE Manual, which govern nominating/corporate governance committees and compensation committees, respectively, we intend to comply with the NYSE Manual. We also intend to comply with the Dutch Corporate Governance Code, but where the NYSE Manual conflicts with the Dutch Corporate Governance Code we intend to comply with the NYSE Manual. For further information with respect to the composition of our Board committees, see the discussed above under “—Board Committees.”

Stock Options

In 2011, certain of our senior managers and directors were granted options under the “2011 Plan” as set forth in the table below.

The ordinary shares beneficially owned by our senior managers and directors are disclosed in Item 7 “Major Shareholders and Related Party Transactions.”

Name	Options granted	Option Exercise Price(s)	Option Expiration Date
D. Ruberg	600,000	$14.74	June 29, 2019

D. Lister	15,000	$14.74	June 29, 2016

J.F.H.P. Mandeville	15,000	$13.00	June 29, 2016

Employees

For a discussion of the number of employees, see Item 4 “Information on the Company—Employees.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to Directors, Senior Management and major shareholders, meaning shareholders that are beneficial owners or 5% or more of our ordinary shares as of April 1, 2012.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Ordinary shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding and have therefore been included in the number of shares beneficially owned and the calculation of the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the ordinary shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. Except as otherwise set forth below, the address of each beneficial owner is c/o InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (%)
5% Shareholders
Baker Capital(1)(2)	20,657,892	30.88
Lamont Finance N.V.(1)(2)	20,641,613	30.86
Baker Communications Fund II, L.P.(1) (2) (3)	16,279	*
Parc-IT II B.V.(4)	5,930,517	8.89

Directors(4) and Senior Management
David Ruberg(5)	1,300,000	1.94
Josh Joshi(6)	256,000	*
Kevin Dean(7)	76,250	*
Peter Cladingbowl(8)	22,500	*
Jaap Camman(9)	0	*
Jan Pieter Anten (10)	0	*
John C. Baker(2)	60,618	*
Robert M. Manning(2)	10,144	*
David Lister	0	*
Cees van Luijk(4)	0	*
Michel Massart	0	*
Jean F.H.P. Mandeville	5,000	*

Notes:

(1)	The address of Baker Communications Fund II, L.P. is 540 Madison Avenue, New York, NY 10022.
(2)	The board of managers of the general partners of each of BCF II and Baker Communications Fund II, L.P. consists of John C. Baker, Robert M. Manning, Jonathan I. Grabel and Henry G. Baker and each manager may be deemed to share voting and dispositive control over the shares held by those entities. Each of Mr. Baker and Mr. Manning serves as one of our directors. Each of Mr. Baker and Mr. Manning disclaims beneficial ownership of shares held by Baker Capital except to the extent of his pecuniary interest therein.

(3)	David Ruberg, Jean Mandeville, John Baker and Rob Manning own our shares or share options. Messrs. Van Luijk, Lister and Massart do not own any of our shares or share options. Messrs. Baker and Manning are associated with (i) Baker Capital, through Lamont Finance N.V., which owned 30.88% of our shares as of April 1, 2012; and (ii) Baker Communications Fund II, L.P., which owned less than one percent of our shares as of April 1, 2012. Mr. van Luijk and Mr. Schröder are indirect minority shareholders of Parc-IT II B.V., which owns 8.89% of our shares as of April 1, 2012, and which is ultimately owned by Parcom Capital B.V.
(4)	The majority shareholder of Parc-IT II B.V. is Parc-IT Holding B.V. The remainder of Parc-IT II B.V.’s shares are held by individual investors. Investment control of Parc-IT II B.V. is held by an investment committee, which is made up of Erik Westerink, Rob Ouwerkerk and Cees van Luijk. Messrs. Westerink and Ouwerkerk serve on behalf of Parc-IT Holding B.V. and Mr. van Luijk serves on behalf of individual investors. Mr. van Luijk also serves as one of our directors. Mr. van Luijk disclaims beneficial ownership of shares held by Parc-IT II B.V. except to the extent of his pecuniary interest therein. Voting power of Parc-IT II B.V. is held by Parcom Capital Management B.V., which is the managing director of Parc-IT II B.V. Erik Westerink is the managing director of Parcom Capital Management B.V. The address of Parc-IT II B.V. is Schiphol Boulevard 375 D7, 1118 BJ Schiphol Airport, The Netherlands. Parc-IT Holding B.V.is fully owned by Parcom Capital B.V. of which the ultimate beneficial shareholder is ING Groep N.V.
(5)	David Ruberg is our President, Chief Executive Officer, Vice-Chairman and Executive Director. David Ruberg’s shares beneficially owned consist of our ordinary shares and options for our ordinary shares.
(6)	Josh Joshi is our Chief Financial Officer. Josh Joshi’s total shares beneficially owned consist of options for our ordinary shares.
(7)	Kevin Dean is our Chief Marketing Officer. Kevin Dean’s total shares beneficially owned consist of options for our ordinary shares.
(8)	Peter Cladingbowl is our Senior Vice President of Engineering and Operations Support. Peter Cladingbowl’s shares beneficially owned consist of options for our ordinary shares.
(9)	Jaap Camman is our Senior Vice President of Legal and Corporate Secretary.
(10)	Jan Pieter Anten is our Vice President of Human Resources.

We effected a registered public offering of our ordinary shares and our ordinary shares began trading on the NYSE on January 28, 2011. Accordingly, certain of our principal shareholders acquired their ordinary shares either at or subsequent to this time. Our major shareholders have the same voting rights as our other shareholders, but Baker Capital currently has the right to nominate a majority of the members of our Board, as described below in “Related Party Transactions – Shareholders Agreement with Baker Capital.” As of April 1, 2012, we had eleven shareholders of record. Four of the shareholders of record were located in the United States and held in the aggregate 66,449,053 ordinary shares representing approximately 99% of our outstanding ordinary shares. However, the United States shareholders of record include Cede & Co., which, as nominee for The Depository Trust Company, is the record holder of 45,764,949 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

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

Registration Rights Agreement

We have entered into a registration rights agreement with affiliates of Baker Capital (the “Baker Shareholders”), pursuant to which 30,801,491 ordinary shares are entitled to the registration rights described below. Of these shares 10,143,599 have been distributed by Baker Capital to its limited partners on March 15, 2012.

Demand registration rights. We are required to effect up to four registrations at the request of one or more of the Baker Shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares held by the Baker Shareholders (the “Majority Baker Shareholders”). We are not required to effect a registration within 90 days after the effective date of a registration statement. We may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan or pursuant to a registration on Form F-4 or S-4) within 90 days after any such registration without the consent of the Majority Baker Shareholders.

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

ITEM 9: THE OFFER AND LISTING

Markets

Our ordinary shares began trading on the New York Stock Exchange under the symbol “INXN” on January 28, 2011.

New York Stock Exchange Trading History

The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange.

Yearly highs and lows	High	Low
	($ per ordinary shares)

2011	15.88	10.71

Quarterly highs and lows	High	Low
	($ per ordinary shares)

2012
First quarter	15.39	15.00

2011
First quarter	15.88	12.11
Second quarter	15.62	12.93
Third quarter	15.39	10.71
Fourth quarter	14.24	11.12

Monthly highs and lows	High	Low
	($ per ordinary shares)

2012
January	14.42	13.42
February	15.93	14.10
March	18.32	14.94
April (through April 25, 2012)	19.17	17.49
2011
October	14.07	11.12
November	14.24	12.40
December	13.49	12.05

On April 25, 2012, the closing price of InterXion’s ordinary shares listed on The New York Stock Exchange was $18.99.

ITEM 10: ADDITIONAL INFORMATION

Material contracts

Senior Multicurrency Revolving Facility Agreement dated as of February 1, 2010 among InterXion Holding N.V. and the financial institutions party thereto, as Lenders and Barclays Bank PLC, as agent and security trustee.

On February 1, 2010, we entered into the Revolving Facilities Agreement, (the “Revolving Facilities Agreement”) which, among other things, provides for an amount available for drawing under the Revolving Credit Facility of up to €60.0 million (the “Revolving Credit Facility”). We have amended the Revolving Facilities Agreement to reduce the amount available for drawing under the Revolving Credit Facility to €50.0 million.

The Revolving Credit Facility bears interest at a rate per annum equal to EURIBOR (or, for loans denominated in Sterling, U.S. $ or CHF, LIBOR) plus certain mandatory costs and a margin of 4.00% per annum, subject to a margin ratchet based on the ratio of consolidated Total Debt at each quarter end to the pro forma EBITDA for the 12 months ending on that quarter end (as such terms are defined in the Revolving Credit Facility).

Borrowings under the Revolving Credit Facility are secured by various share pledges, inter-company loan receivables owed to the Company or any of the guarantors under the Revolving Credit Facility and the bank accounts of the Company and the guarantors under the Revolving Credit Facility.

The Revolving Credit Facility contains customary affirmative, negative and financial covenants, subject to certain agreed exception as well as customary events of default, including a cross default with respect to an event of default under the Indenture (as defined below) governing the Notes (as defined below).

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

Our shareholders authorized our Board to acquire ordinary shares up to a maximum of ten percent of the ordinary shares outstanding, whether through the stock exchange or by other means, at prices between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market prices of the ordinary shares on the New York Stock Exchange (the market price being the average of the closing price on each of the 30 consecutive days of trading preceding the three trading days prior to the date of acquisition) for a period ending on July 26, 2012.

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

General Meetings of Shareholders and Voting Rights

Our annual general meeting of shareholders must be held within six months after the end of each of our financial years. It must be held in The Netherlands in Amsterdam, Haarlemmermeer (Schiphol Airport) or Hoofddorp. Our financial year coincides with the calendar year. An extraordinary general meeting of shareholders may be convened whenever our Board or CEO deems such necessary. Shareholders representing at least 10% of our issued and outstanding share capital may, pursuant to Dutch law and our Articles, request that a general meeting of shareholders be convened, specifying the items for discussion. If our Board has not convened a general meeting of shareholders within four weeks of such request such that such meeting can be held within six weeks following such request, the shareholders requesting such meeting are authorized to call such meeting themselves with due observance of the relevant provisions of our Articles.

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

Reporting of Insider Transactions

Pursuant to the Dutch Financial Supervision Act, the Directors and any other person who has managerial responsibilities or who has the authority to make decisions affecting our future developments and business prospects or who has regular access to inside information relating, directly or indirectly, to us (each an “Insider”), must notify The Netherlands Authority for the Financial Markets (“AFM”) of all transactions conducted for his own account relating to ordinary shares or securities the value of which is determined by the value of ordinary shares. The Netherlands Authority for the Financial Markets must be notified within five days following the transaction date. Notification may be postponed until the date the value of the transactions amounts to €5,000 or more per calendar year.

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

Taxation

Certain U.S. Federal Income Tax Considerations

This section describes certain material United States federal income tax consequences of owning our ordinary shares. It applies to a US Holder (as defined below) that holds our ordinary shares as capital assets for tax purposes. This section does not apply to a US Holder that is a member of a special class of holders subject to special rules, including:

•	a financial institution,

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a real estate investment trust;

•	a regulated investment company;

•	U.S. expatriates;

•	persons who acquired shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that owns shares through a partnership or other pass-through entity,

•	a person that holds shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This section does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, any estate or gift tax consequences or the recently enacted Medicare tax on certain “net investment income.” If a partnership, including any entity or arrangement that is treated as a partnership for United States federal income tax purposes, is a beneficial owner of our ordinary shares, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors.

For purposes of this discussion, a US Holder is a beneficial owner of our ordinary shares that is:

•	a citizen or resident of the United States,

•	a US domestic corporation (or other entity taxable as a US domestic corporation for United States federal income tax purposes),

•	an estate the income of which is subject to United States federal income tax regardless of its source, or

•

a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

US Holders should consult their own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, US Holders will include in gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). The dividend is ordinary income that the US Holder must include in income when the dividend is actually or constructively received. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of a dividend distribution paid in euros includible in the income of a US Holder will be the US dollar value of the euro payment made, determined at the spot euro/US dollar rate on the date the dividend distribution is includible in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the shares and thereafter as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to non-corporate taxpayers for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate provided that (1) either (a) our ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of the “Convention between the United States of America and the Kingdom of the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income,” (2) we are not a PFIC (as discussed below) for either the our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the NYSE. US Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

For foreign tax credit limitation purposes, the dividend will generally constitute foreign source income and will generally be “passive category income” but could, in the case of certain US Holders, constitute “general category income.” If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends.

If Dutch withholding taxes apply to any dividends paid to you with respect to our ordinary shares, the amount of the dividend would include withheld Dutch taxes and, subject to certain conditions and limitations, such Dutch withholding taxes may be eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of our ordinary shares, a US Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US Holder’s amount realized and the US Holder’s tax basis in such shares. If a US Holder receives consideration for shares paid in a currency other than US dollars, the US Holder’s amount realized will be the US dollar value of the payment received. In general, the US dollar value of such a payment will be determined on the date of sale or disposition. On the settlement date, a US Holder may recognize US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, if our ordinary shares are treated as traded on an established securities market and the US Holder is a cash basis taxpayer or an accrual basis taxpayer who has made a special election, the US dollar value of the amount realized in a foreign currency is determined by translating the amount received at the spot rate of exchange on the settlement date of the sale, and no exchange gain or loss would be recognized at that time. Capital gain of a non-corporate US Holder is generally taxed at a reduced rate where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that our ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any future taxable year. Furthermore, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of our ordinary shares could render us a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

In the PFIC determination, we will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

If we were to be treated as a PFIC for any year during the US Holder’s holding period, unless a US Holder elects to be taxed annually on a mark-to-market basis with respect to the shares (which election may be made only if our ordinary shares are “marketable stock” within the meaning of Section 1296 of the Code), a US Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder’s shares. Distributions a US Holder receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder’s holding period for the shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the US Holder’s holding period for the shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are treated as a PFIC, will be treated as ordinary income; and

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if the shares are held as capital assets. If we were to be treated as a PFIC for any year during which a US Holder holds the shares, we generally would continue to be treated as a PFIC with respect to that US Holder for all succeeding years during which it owns our ordinary shares. If we were to cease to be treated as a PFIC, however, a US Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our ordinary shares.

If a US Holder holds shares in any year in which we are a PFIC, that holder will be required to file an annual information report with the Internal Revenue Service.

Information Reporting and Backup Withholding

Dividend payments with respect to our shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the United States Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a US Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. US Holders that are required to establish their exempt status generally must provide such certification on United States Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service and furnishing any required information in a timely manner.

Information with respect to Foreign Financial Assets

U.S. individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Our shares may be subject to these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of the our shares.

Certain Dutch Tax Considerations

Introduction

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

For the purpose of this section, “The Netherlands” shall mean the part of the Kingdom of the Netherlands in Europe.

Scope

Regardless of whether or not a holder of ordinary shares is, or is treated as being, a resident of The Netherlands, this summary does not address the Dutch tax consequences for such a holder:

(a)	having a substantial interest (aanmerkelijk belang) in our Company (such a substantial interest is generally present if an equity stake, profit stake of at least 5%, or a right to acquire such a equity/profit stake, is held, in each case by reference to our Company’s total issued share capital, or the issued capital of a certain class of shares);

(b)	who is a private individual and may be taxed for the purposes of Dutch income tax (inkomstenbelasting) as an entrepreneur (ondernemer) having an enterprise (onderneming) to which the ordinary shares are attributable, as one who earns income from miscellaneous activities (resultaat uit overige werkzaamheden), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or who may otherwise be taxed as one earning taxable income from work and home (werk en woning) with respect to benefits derived from the ordinary shares;

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

Dividend tax

Withholding requirement

We are required to withhold 15% Dutch dividend tax in respect of proceeds from the ordinary shares, which include, but is not limited to:

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

Resident holders

If a holder of ordinary shares is, or is treated as being, a resident of The Netherlands, Dutch dividend tax which is withheld with respect to proceeds from the ordinary shares will generally be creditable for Dutch corporate income tax or Dutch income tax purposes if the holder is the beneficial owner (uiteindelijk gerechtigde) of the proceeds concerned. A resident corporate holder of ordinary shares may under certain conditions be entitled to an exemption from Dutch dividend withholding tax.

Non-resident holders

If a private individual holder of ordinary shares is, or is treated as being, a resident of a country other than The Netherlands, such holder is generally not entitled to claim full or partial relief at source, or a refund in whole or in part, of Dutch dividend tax with respect to proceeds from the ordinary shares. A non-resident corporate holder of ordinary shares may under certain conditions be entitled to an exemption from, reduction or refund of Dutch dividend withholding tax under the provisions of a treaty for the avoidance of double taxation between the Netherlands and its country of residence.

Income tax

Resident holders

A holder who is a private individual and a resident, or treated as being, a resident of The Netherlands for the purposes of Dutch income tax and who does not have a substantial interest in our Company nor otherwise is taxed in relation to the ordinary shares as one earning taxable income from work and home, must record the ordinary shares as assets that are held in box 3. Taxable income with regard to the ordinary shares is then determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. This deemed return is fixed at a rate of 4% of the holder’s yield basis (rendementsgrondslag) on January 1 of each year, insofar as the yield basis concerned exceeds a certain threshold. Such yield basis is determined as the fair market value of certain qualifying assets held by the holder of the ordinary shares, less the fair market value of certain qualifying liabilities. The fair market value of the ordinary shares will be included as an asset in the holder’s yield basis. The deemed return of 4% on the holder’s yield basis, being the fair market value of the ordinary shares, is taxed at a rate of 30% (insofar as the yield basis concerned exceeds a certain threshold).

Non-resident holders

A holder who is a private individual and neither a resident, nor treated as being a resident of The Netherlands for the purposes of Dutch income tax, will not be subject to such tax in respect of benefits derived from the ordinary shares.

Corporate income tax

Resident holders or holders having a Dutch permanent establishment

A holder which is a corporate entity and for the purposes of Dutch corporate income tax a resident (or treated as being a resident) of The Netherlands, or a non-resident having (or treated as having) a permanent establishment in The Netherlands, is generally taxed in respect of benefits derived from the ordinary shares at rates of up to 25%.

Non-resident holders

A holder which is a corporate entity and for the purposes of Dutch corporate income tax neither a resident, nor treated as being a resident, of The Netherlands, having no permanent establishment in The Netherlands (and is not treated as having such a permanent establishment), will generally not be subject to such tax in respect of benefits derived from the ordinary shares.

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) have been evaluated as of December 31, 2011. Based upon the evaluation, the CEO and CFO, concluded that as of December 31, 2011, the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting includes maintaining records, that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have material effect on our financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

Management’s report is not subject to attestation by the Company’s independent registered public accounting firm given its current status as a non-accelerated filer. Therefore, the annual report and Form 20-F do not include an attestation report from the Company’s independent registered public accounting firm regarding internal control over financial reporting.

Changes in Controls and Procedures

There were no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Cees van Luijk is the audit committee financial expert as defined by the SEC and meets the applicable independence requirements of the SEC and the NYSE.

ITEM 16B: CODE OF ETHICS

Our board of directors has adopted a code of ethics on December 20, 2011, which applies to our principal executive officer, principal financial officer, principal accounting officers, controllers and employees. The code is posted on our website at www.interxion.com.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Accountants N.V. has served as the Company’s principal accountant for the fiscal years ended December 31, 2010 and 2011. Set forth below are the fees for audit and other services rendered by KPMG Accountants N.V. or other KPMG network for the fiscal years ended December 31, 2010 and 2011.

	Year ended December 31,
	2011	2010
	(€’000)

Audit fees	578	441

Audit-related fees	251	1,175

Tax fees	6	7

All other fees	0	10

Total	835	1,633

Audit fees include fees billed for audit services rendered for the Company’s annual consolidated financial statements filed with regulatory organizations. Audit-related fees in the year 2010 include fees paid to KPMG as compensation for professional services related to our initial public offering in 2011, work for which started in 2010.

Tax fees include fees billed for tax compliance.

All other fees consist of fees for all other services not included in any of the other categories noted above.

All of the above fees were pre-approved by the Audit Committee.

Audit Committee’s Policies and Procedures

In accordance with the Securities and Exchange Commission rules regarding auditor independence, the Audit Committee has established Policies and Procedures for Audit and Non-Audit Services Provided by an Independent Auditor. The rules apply to the Company and its consolidated subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the Securities and Exchange Commission, or the external auditor, for permissible non-audit services.

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

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Many of the corporate governance rules in the NYSE Manual do not apply to the Company as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While the Company’s management believes that its corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE Manual, there are certain key differences which are described below.

Nominating Committee

Under Section 303A.04 of the NYSE Manual, a domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors. The Company’s Nominating Committee does not meet the independence standard of the NYSE Manual, as one (1) member of that committee is not “independent” as defined under the applicable NYSE Manual standard.

Compensation Committee

Under Section 303A.05 of the NYSE Manual, a domestic listed company must have a compensation committee composed entirely of independent directors. The Company’s Compensation Committee does not meet the independence standard of the NYSE Manual, as one (1) member of that committee is not “independent” as defined under the applicable NYSE Manual standard.

Internal Audit Function

Under Section 303A.07 of the NYSE Manual, a domestic listed company must have an internal audit function. The Company does not have a formal internal audit function, but is planning to implement one in 2012.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-51, which are incorporated herein by reference.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number	Description of Document

1.1‡	Articles of Association of InterXion Holding N.V., as amended, dated as of January 20, 2012.

1.2‡	Bylaws of InterXion Holding N.V. dated as of January 23, 2012.

2.1*	Indenture dated as of February 12, 2010 among InterXion Holding N.V., InterXion Nederland B.V., InterXion HeadQuarters B.V.; InterXion Carrier Hotel (UK) Ltd and InterXion Deutschland GmbH, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A. and Barclays Bank PLC.

2.2*	Intercreditor Agreement among InterXion Holding N.V., Barclays Bank PLC, The Bank of New York Mellon, London Branch and others named therein dated February 12, 2010

2.3*	Additional Intercreditor Agreement among InterXion Holding N.V., Barclays Bank PLC, The Bank of New York Mellon, London Branch and others named therein dated November 11, 2010.

2.4.*	Senior Multicurrency Revolving Facility Agreement dated as of February 1, 2010 among InterXion Holding N.V., Barclays Bank PLC, Citigroup Global Markets Limited, ABN AMRO Bank N.V. (as successor to Fortis Bank (Nederland) N.V.), Merrill Lynch International, Credit Suisse AG, London Branch and Jefferies Finance LLC.

2.5*	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated November 3, 2010 between InterXion Holding N.V. and Barclays Bank PLC

2.6*	Form of Registration Rights Agreement.

4.1*†	Lease Agreement between InterXion Österreich GmbH and S-Invest Beteiligungsgesellschaft mbH dated January 1, 2000 as amended by the Supplement to the Floridsdorf Technology Park Lease dated November 13, 2007.

4.2*†	Lease Agreement among InterXion Holding N.V., InterXion Belgium N.V. and First Cross Roads dated June 25, 2001.

4.3*†	Lease Agreement between InterXion HeadQuarters B.V. and Keops A/S dated May 1, 2000.

4.4*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated June 29, 2007 as amended by the Amendment to the Lease Agreement dated October 26, 2007.

4.5*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated April 28, 2006.

4.6*†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 15 to the Lease Agreement dated November 30, 2009.

4.7*†	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

4.8*†	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

4.9*†	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

4.10*†	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

4.11*†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Eliahou Zeloof, Amira Zeloof, Ofer Zeloof and Oren Zeloof dated February 23, 2000.

4.12*	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated June 15, 2010.

4.13*†	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

4.14‡	Directors Remuneration Policy of InterXion Holding N.V. dated January 20, 2012.

4.15§	InterXion Holding N.V. 2011 International Stock Option and Incentive Master Award Plan dated June 2011.

4.16§	InterXion Holding N.V. 2008 International Stock Option and Incentive Master Award Plan dated January 2008.

4.17*	Shareholders Agreement among InterXion Holding N.V., Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.

4.18††	Lease Agreement among InterXion Carrier Hotel Limited and Amira Zeloof, Ofer Zeloof and Oren Zeloof dated November 1, 2011.

4.19††	Lease Agreement among InterXion France Sas and Corpet Louvet Sas dated January 3, 2011.

4.20††	Lease Agreement among InterXion Holding N.V., InterXion España, S.A.U and Chainco Investments Company, S.L. dated October 10, 2011.

4.21	Employment Agreement Managing Director InterXion Holding N.V.

8.1*	Subsidiaries InterXion Holding N.V.

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

Notes:

*	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form F-1 (File No. 333-171662) filed with the SEC and hereby incorporated by reference to such Registration Statement.
†	Confidential treatment has been received for certain portions which are omitted in the copy of the exhibit filed with the SEC. The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
††	The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
‡	Previously filed as an exhibit on Form 6-K (File No. 001-35053) filed with the SEC and hereby incorporated by reference.
§	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form S-8 (File No. 119-28329) filed with the SEC and hereby incorporated by reference to such Registration Statement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERXION HOLDING N.V.

/s/ David C. Ruberg

Name:	David C. Ruberg

Title:	Chief Executive Officer

Date:	April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of InterXion Holding N.V.

We have audited the accompanying consolidated statements of financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2011, 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ KPMG ACCOUNTANTS N.V.

Amstelveen, The Netherlands

April 27, 2012

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31
	Note	2011	2010	2009
		(€’000)
Revenue	5	244,310	208,379	171,668
Cost of sales	5,6	(101,766)	(91,154)	(78,548)

Gross profit		142,544	117,225	93,120
Other income	5	487	425	746
Sales and marketing costs	5,6	(17,680)	(15,072)	(11,253)
General and administrative costs	5,6,9	(67,258)	(55,892)	(50,628)

Operating profit	5	58,093	46,686	31,985
Finance income	7	2,290	582	536
Finance expense	7	(25,074)	(30,026)	(6,784)

Profit before taxation		35,309	17,242	25,737
Income tax (expense) / income	8	(9,737)	(2,560)	715

Profit for the year attributable to shareholders		25,572	14,682	26,452

Earnings per share attributable to shareholders post 5:1 reverse stock split at January 28, 2011:
Basic earnings per share: (€)	14	0.40	0.33	0.60
Diluted earnings per share: (€)	14	0.39	0.31	0.57

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended December 31
	2011	2010	2009
	(€’000)
Profit for the year attributable to shareholders	25,572	14,682	26,452
Foreign currency translation differences	2,253	4,520	1,347
Total other comprehensive income	2,253	4,520	1,347

Tax	200	—	—

Total other comprehensive income, net of tax	2,453	4,520	1,347

Total comprehensive income	28,025	19,202	27,799

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at December 31
	Note	2011	2010	2009
		(€’000)
Non-current assets
Property, plant and equipment	9	477,798	342,420	275,960
Intangible assets	10	12,542	6,005	3,642
Deferred tax assets	8	39,557	39,841	39,585
Other non-current assets	11	3,841	3,709	1,220

		533,738	391,975	320,407

Current assets
Trade and other current assets	11	67,874	55,672	55,610
Cash and cash equivalents	12	142,669	99,115	32,003

		210,543	154,787	87,613

Total assets		744,281	546,762	408,020

Shareholders’ equity
Share capital	13	6,613	4,434	4,434
Share premium	13	466,166	321,078	319,388
Foreign currency translation reserve	13	7,386	4,933	413
Accumulated deficit	13	(149,604)	(175,176)	(189,858)

		330,561	155,269	134,377

Non-current liabilities
Trade payables and other liabilities	15	10,294	7,795	8,227
Deferred tax liability	8	1,742	660	—
Provision for onerous lease contracts	16	10,618	13,260	15,844
Borrowings	17	257,267	257,403	128,678

		279,921	279,118	152,749

Current liabilities
Trade payables and other liabilities	15	127,639	106,038	91,029
Tax liabilities		2,249	868	376
Provision for onerous lease contracts	16	3,108	3,073	3,068
Borrowings	17	803	2,396	26,421

		133,799	112,375	120,894

Total liabilities		413,720	391,493	273,643

Total liabilities and shareholders’ equity		744,281	546,762	408,020

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
		(€’000)
Balance at January 1, 2011		4,434	321,078	4,933	(175,176)	155,269
Profit for the period		—	—	—	25,572	25,572
Total other comprehensive income		—	—	2,453	—	2,453
Total comprehensive income		—	—	2,453	25,572	28,025
IPO proceeds		1,625	142,487	—	—	144,112
Conversion of Pref. shares		337	(337)	—	—	—
Liquidation price paid to Pref. shareholders		—	(3,055)	—	—	(3,055)
Exercise of options		217	3,257	—	—	3,474
Share-based payments	19	—	2,736	—	—	2,736
Total contribution by and distributions to owners of the Company		2,179	145,088	—	—	147,267

Balance at December 31, 2011		6,613	466,166	7,386	(149,604)	330,561

Balance at January 1, 2010		4,434	319,388	413	(189,858)	134,377
Profit for the period		—	—	—	14,682	14,682
Total other comprehensive income		—	—	4,520	—	4,520
Total comprehensive income		—	—	4,520	14,682	19,202
Exercise of options		—	6	—	—	6
Share-based payments	19	—	1,684	—	—	1,684
Total contribution by and distributions to owners of the Company		—	1,690	—	—	1,690

Balance at December 31, 2010		4,434	321,078	4,933	(175,176)	155,269

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

Balance at January 1, 2009		4,364	317,806	(934)	(216,310)	104,926
Profit for the period		—	—	—	26,452	26,452
Total other comprehensive income		—	—	1,347	—	1,347
Total comprehensive income		—	—	1,347	26,452	27,799
Issue of preference shares		70	632	—	—	702
Share-based payments	19	—	950	—	—	950
Total contribution by and distributions to owners of the Company		70	1,582	—	—	1,652

Balance at December 31, 2009		4,434	319,388	413	(189,858)	134,377

As no minority shareholders in group equity exist, the group equity is entirely attributable to the parent’s shareholders.

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the years ended December 31
	Note	2011	2010	2009
		(€’000)
Profit for the year		25,572	14,682	26,452
Depreciation, amortization and impairments	9	35,552	31,108	21,960
IPO transaction costs	5	1,725	—	—
Provision for onerous lease contracts	16	(3,125)	(3,157)	950
Share-based payments	19	2,736	1,684	950
Abandoned transaction costs	5	—	—	4,841
Net finance expense	7	22,784	29,444	6,248
Income tax expense	8	9,737	2,560	(715)

		94,981	76,321	60,686

Movements in trade and other current assets		(16,942)	511	(11,151)
Movements in trade and other liabilities		12,009	8,476	9,051

Cash generated from operations		90,048	85,308	58,586

Interest and fees paid		(24,472)	(9,980)	(7,373)
Interest received		2,251	390	583
Income tax paid		(3,784)	(1,339)	(418)

Net cash flows from operating activities		64,043	74,379	51,378

Cash flow from investing activities
Purchase of property, plant and equipment		(154,559)	(98,171)	(99,979)
Disposal of property, plant and equipment		945	230	104
Purchase of intangible assets		(7,397)	(2,223)	(1,074)

Net cash flows used in investing activities		(161,011)	(100,164)	(100,949)

Cash flow from financing activities
Proceeds from exercised options		3,474	6	702
Proceeds from issuance new shares		142,952	—	—
Repayment of ‘Liquidation Price’ to former preferred shareholders		(3,055)	—	—
Proceeds/(repayment) bank facilities		—	(159,046)	21,667
Proceeds from Senior Secured Notes and RCF		(645)	254,276	—
Repayment of other Borrowings		(2,396)	(2,488)	(2,605)

Net cash flows from financing activities		140,330	92,748	19,764
Effect of exchange rate changes on cash		192	149	35

Net movement in cash and cash equivalents		43,554	67,112	(29,772)
Cash and cash equivalents, beginning of year		99,115	32,003	61,775

Cash and cash equivalents, end of year	12	142,669	99,115	32,003

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE 2011 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2011 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

The financial statements were approved by the Board of Directors on April 27, 2012. The financial statements are subject to adoption by the General Meeting of Shareholders.

2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) effective as at December 31, 2011 as issued by the Internal Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code, as far as applicable.

Basis of measurement

The Group presents its consolidated financial statements in thousands of Euros. They are prepared on a going concern basis and under the historical cost convention except for certain financial instruments which have been measured at fair value. The Company’s functional currency is the Euro.

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

Property, plant and equipment depreciation (also see Note 9) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Company’s best estimates of future prices, output and costs and is therefore subjective.

Costs of site restoration (also see Note 15) — Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly based on rent period, contracted extension possibilities and possibilities of lease terminations.

Provision for onerous lease contracts (also see Note 16) — A provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted rental income to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Deferred taxation (also see Note 8) — Provision is made for deferred taxation at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending upon local financial performance in each tax jurisdiction.

Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Company’s functional currency. All information presented in euro has been rounded to the nearest thousand, except when stated otherwise.

3	Significant accounting policies

Basis of consolidation

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

Loss of control

On the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in profit or loss.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Subsidiaries

With the exception of Stichting Administratiekantoor Management Interxion, all of the subsidiary undertakings of the Group as set out below are wholly owned. Stichting Administratiekantoor is part of the consolidation based on the groups controlling influence.

Interxion HeadQuarters B.V., Amsterdam, the Netherlands;

Interxion Nederland B.V., Amsterdam, the Netherlands;

Interxion Trademarks B.V., Amsterdam, the Netherlands;

Interxion Österreich GmbH, Vienna, Austria;

Interxion Belgium N.V., Brussels, Belgium;

Interxion Denmark ApS, Copenhagen, Denmark;

Interxion France SAS, Paris, France;

Interxion Real Estate II SARL, Paris, France;

Interxion Real Estate III SARL, Paris, France;

Interxion Deutschland GmbH, Frankfurt, Germany;

Interxion Ireland Ltd, Dublin, Ireland;

Interxion Telecom SRL, Milan, Italy;

Interxion España SAU, Madrid, Spain;

Interxion Sverige AB, Stockholm, Sweden;

Interxion (Schweiz) AG, Zurich, Switzerland;

Interxion Carrier Hotel Ltd., London, United Kingdom;

Interxion Real Estate Holding B.V., Amsterdam, the Netherlands;

Interxion Real Estate I B.V., Amsterdam, the Netherlands;

Interxion Real Estate IV B.V., Amsterdam, the Netherlands;

Interxion Operational B.V., Amsterdam, the Netherlands;

Interxion Datacenter B.V., The Hague, the Netherlands (formerly Centennium Detachering B.V.);

Interxion Consultancy Services B.V., Amsterdam, the Netherlands (dormant);

Interxion Telecom B.V., Amsterdam, the Netherlands (dormant);

Interxion Trading B.V., Amsterdam, the Netherlands (dormant);

Interxion B.V., Amsterdam, the Netherlands (dormant);

Interxion Europe Ltd., London, United Kingdom (dormant);

Interxion Telecom Ltd., London, United Kingdom (dormant);

Stichting Administratiekantoor Management Interxion, Amsterdam, the Netherlands.

Foreign currency

Foreign currency transactions

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

Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences arising, if any, on net investments including receivables from or payables to a foreign operation for which settlement is neither planned nor likely to occur, are recognized directly in the foreign currency translation reserve (FCTR) within equity. When control over a foreign operation is lost, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

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

Financial Instruments

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

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the right to receive the contractual cash flows in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

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

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents, including short-term investments, are valued at face value, which equals its fair value.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital, no longer applicable since the IPO January 2011, is classified as equity if it is non-redeemable and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, capitalised borrowing costs, rent and associated costs attributable to bringing the assets to a working condition for their intended used and internal employment costs which are directly and exclusively related to the underlying asset. Where it is probable that the underlying property lease will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

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

Depreciation is calculated from the date an asset becomes available for use and is written off on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

Land	Indefinite

Data center equipment	10 – 15 years

Office buildings	10 – 15 years

Office equipment	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Data center equipment consists of buildings, leasehold improvements and equipment or infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office buildings consist of office buildings, office leasehold improvements and office equipment consists of furniture, computer equipment and software.

Intangible assets

Intangible assets represent computer software, power grid rights and other intangible assets and are recognized at cost less accumulated amortization and accumulated impairment losses. Other intangible assets principally consist of lease premiums (paid in addition to obtain rental contracts).

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible asset. Amortization methods, useful lives and residual values are reviewed at each reporting date.

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

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired.

Provisions

A provision is recognized in the statement of financial position when the Group has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The discount rate arising on the provision is amortized in future years through interest.

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

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	the fulfilment of the arrangement is dependent on the use of a specific asset, or assets; and

•	the arrangement contains the right to use an asset(s).

At inception or on reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision maker, identified as the Board of Directors. There are two segments: the first segment being France, Germany, the Netherlands and the United Kingdom and the second segment being Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other.

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

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenues are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial set-up fees payable at the beginning of customer contracts are deferred at inception and recognized in profit or loss on a straight-line basis over the initial term of the customer contract. Power revenues are recognised based on customers’ usage.

The Group reviews transactions for separately identifiable components and if necessary applies individual recognition treatment, revenues are allocated to separately identifiable components based on their relative fair values.

Other services revenue relates mainly to managed services and connectivity. Revenue from other services is recognized when the services are rendered.

Certain installation services and equipment sales, which by its nature have a non-recurring character, are accounted for as non-recurring revenues.

Deferred revenues relating to invoicing in advance and initial set-up fees are carried on the statement of financial position. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Cost of sales

The cost of sales consists mainly of rental costs for the data centers and offices, power costs, maintenance costs relating to the data center equipment, operation and support personnel costs and costs related to installations and other customer requirements. In general, maintenance and repairs are expensed as incurred. In cases where maintenance contracts are in place, the costs are recorded on a straight-line basis over the contractual period.

Sales and marketing costs

The operating expenses related to sales and marketing consist of costs for personnel (including sales commissions), marketing and other costs directly related to the sales process. Costs of advertising and promotion are expensed as incurred.

Employee benefits

Defined contribution pension plans

A defined contribution pension plan is a post-employment plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in the income statement in the periods during which the related services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are recognised as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, then they are discounted to their present value.

Share-based payments

The share option program allows Group employees to acquire shares (and before the IPO share certificates) of the Group. The fair value at the date of grant to employees of share options is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

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

Foreign currency gains and losses are reported on a net basis, as either finance income or expenses, depending on whether the foreign currency movements are in a net gain or a net loss position.

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

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis of their tax assets and liabilities will be realised simultaneously.

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

New standards and interpretations not yet adopted

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2011 and have not been applied in preparing these consolidated financial statements:

Revision to IAS 12 “Income taxes”

Revision to IAS 32, “Financial Instruments: Presentation of Rights Issues”;

IFRS 9, “Financial Instruments”

IFRS 10” Consolidated Financial Statements”

IFRS 11 “Joint arrangements”

IFRS 12”Disclosures of interests in Other entities”

IFRS 13”Fair value measurement”

Revision to IFRIC 14, IAS 19, “The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction”

The Group has not opted for earlier adoption. Following an internal review, it is not anticipated that the adoption of these new but not yet effective standards and interpretations will have a material financial impact on the financial statements in the period of initial application and subsequent reporting, except for IFRS 9 “Financial Instruments” which becomes mandatory for the Groups 2013’s consolidated financial statements and could change the classification and measurement of financial assets.

4	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

Credit risk

Liquidity risk

Market risk

Other price risks

This note presents information about the Group’s exposure to each of the above risks, the Group’s goals, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the oversight of the Group’s risk management framework.

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

The Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument fails to meet its contractual obligations. This risk principally arises from the Group’s receivables from customers. The Group’s most significant customer accounts for less than 5% of the revenues for 2011, 2010 and 2009.

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

In 2011, 93% (2010: 93% and 2009: 94%) of the Group’s revenues were derived from contracts under which customers pay an agreed contracted amount including power on a regular basis (usually monthly or quarterly) or from deferred initial set-up fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have occurred infrequently (see Note 18). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Bank counterparties

The Group has certain obligations under the terms of its revolving loan agreement and Senior Secured Notes which limit disposal with surplus cash balances. Term risk is limited to short-term deposits. The Group monitors its cash position, including counterparty and term risk, daily.

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our facilities. The Company grants rent guarantees to landlords of certain of the Group’s property leases (see Note 22).

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

All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are only made once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure (refer to Note 21).

As at December 31, 2011, the Group listed € 260.0 million 9.5% Senior Secured Notes due 2017. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. Interest on the Senior Secured Notes is payable at the rate of 9.5%, which falls due on February 12 and August 12 each year.

The Group has secured additional € 50 million multicurrency Revolving Credit Facility that is fully undrawn as at December 31, 2011. As at December 31 2011, on the Revolving Credit Facility the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 400 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 400 basis points.

On January 28, 2011, the Company went public and started trading on the New York Stock Exchange under the ticker symbol INXN. The net proceeds were € 138.6 million, which was used for general corporate purposes including construction of new data centers.

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

Interest rate risk

Following the issuance of 9.5% Senior Secured Notes in 2010 and the repayment of the old bank facilities, the Group is no longer exposed to significant variable interest rate expense for borrowings. As at December 31, 2011, the interest rate risk is very limited.

Other risks

Price risk

The risk of changes in market circumstances, such as strong unanticipated increases in operational costs, construction costs of new data centers or that customer contracts will churn, will negatively affect the Group’s income. Customers individually have medium-term contracts that require notice prior to termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group is a significant user of power and has exposure to increases in power prices. The Group uses independent consultants to monitor price changes in electricity and seeks to negotiate fixed-price term agreements with the power supply companies, not more than for own use, where possible. The risk to the Group is mitigated by the contracted ability to recover power price increases through adjustments in the pricing for power services.

Capital management

The Group has a capital base comprising its equity, including reserves, senior secured notes and committed debt facilities. The Group monitors its solvency ratio, financial leverage, funds from operations and net debt with reference to multiples of the Group’s last twelve months Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders, creditors and customers confidence.

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

There were no changes in the Group’s approach to capital management during the year.

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Information by segment 2011

	0000000	0000000	0000000	0000000	0000000
	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	136,460	91,868	228,328	—	228,328
Non-recurring revenue	10,352	5,630	15,982	—	15,982
Total revenue	146,812	97,498	244,310	—	244,310
Cost of sales	(58,969)	(37,685)	(96,654)	(5,112)	(101,766)

Gross profit/(loss)	87,843	59,813	147,656	(5,112)	142,544
Other income	487	0	487	0	487
Sales and marketing costs	(4,730)	(3,876)	(8,606)	(9,074)	(17,680)
Total general and administrative costs	(30,014)	(17,956)	(47,970)	(19,288)	(67,258)

Operating profit/(loss)	53,586	37,981	91,567	(33,474)	58,093
Net finance expense					(22,784)

Profit before tax					35,309

Total Assets	412,160	181,186	593,346	150,935	744,281
Total Liabilities	97,779	40,774	138,553	275,167	413,720
Capital expenditures, including intangible assets*	(122,880)	(35,366)	(158,246)	(3,710)	(161,956)
Depreciation and amortization	(21,289)	(13,154)	(34,443)	(1,892)	(36,335)
Impairment reversal	—	783	783	—	783
Adjusted EBITDA	74,774	50,676	125,450	(27,813)	97,637

Information by segment 2010
	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	114,689	78,284	192,973	—	192,973
Non-recurring revenues	9,161	6,245	15,406	—	15,406
Total revenue	123,850	84,529	208,379	—	208,379
Cost of sales	(52,861)	(33,513)	(86,374)	(4,780)	(91,154)

Gross profit/(loss)	70,989	51,016	122,005	(4,780)	117,225
Other income	425	—	425	—	425
Sales and marketing costs	(4,859)	(3,357)	(8,216)	(6,856)	(15,072)
Total general and administrative costs	(27,297)	(15,854)	(43,151)	(12,741)	(55,892)

Operating profit/(loss)	39,258	31,805	71,063	(24,377)	46,686
Net finance expense					(29,444)

Profit before tax					17,242

Total Assets	279,735	150,026	429,761	117,001	546,762
Total Liabilities	81,339	35,335	116,674	274,819	391,493
Capital expenditures, including intangible assets*	(59,419)	(35,709)	(95,128)	(5,266)	(100,394)
Depreciation and amortization	(18,659)	(10,972)	(29,631)	(1,477)	(31,108)
Adjusted EBITDA	58,060	43,010	101,070	(21,867)	79,203

Information by segment 2009

	0000000	0000000	0000000	0000000	0000000
	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	94,088	67,226	161,314	—	161,314
Non-recurring revenue	6,542	3,812	10,354	—	10,354
Total revenue	100,630	71,038	171,668	—	171,668
Cost of sales	(44,615)	(29,893)	(74,508)	(4,040)	(78,548)

Gross profit/(loss)	56,015	41,145	97,160	(4,040)	93,120
Other income	471	275	746	—	746
Sales and marketing costs	(3,987)	(2,282)	(6,269)	(4,984)	(11,253)
Total general and administrative costs	(21,629)	(13,169)	(34,798)	(15,830)	(50,628)

Operating profit/(loss)	30,870	25,969	56,839	(24,854)	31,985
Net finance expense					(6,248)

Profit before tax					25,737

Total Assets	235,575	123,460	359,035	48,985	408,020
Total Liabilities	102,967	45,493	148,460	125,183	273,643
Capital expenditures, including intangible assets*	(55,253)	(42,584)	(97,837)	(3,216)	(101,053)
Depreciation and amortization	(12,785)	(8,289)	(21,074)	(886)	(21,960)
Adjusted EBITDA	46,509	33,983	80,492	(17,749)	62,743

Note:

*	Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively. This definition was amended to include paid intangible assets in comparison to prior year. Comparative figures have been adjusted to reflect this change.

Reconciliation Adjusted EBITDA

Consolidated

	0000000	0000000	0000000
	2011	2010	2009
	(€’000)
Adjusted EBITDA	97,637	79,203	62,743

Income from subleases on unused data center sites	487	425	471
Net insurance compensation benefit	—	—	275

Exceptional income	487	425	746

Increase in provision onerous lease contracts(1)	(18)	(150)	(3,753)
IPO transaction costs	(1,725)	—	—
Abandoned transaction costs	—	—	(4,841)
Share based payments	(2,736)	(1,684)	(950)

Exceptional general and administrative costs	(4,479)	(1,834)	(9,544)

EBITDA(2)	93,645	77,794	53,945

Depreciation, amortization and impairment	(35,552)	(31,108)	(21,960)

Operating profit	58,093	46,686	31,985

France, Germany, Netherlands and UK

	0000000	0000000	0000000
	2011	2010	2009
	(€’000)
Adjusted EBITDA	74,774	58,060	46,509

Income from subleases on unused data center sites	487	425	471

Exceptional income	487	425	471

Increase in provision onerous lease contracts(1)	(18)	(150)	(1,813)
Share based payments	(368)	(418)	—

Exceptional general and administrative costs	(386)	(568)	(1,813)

EBITDA(2)	74,875	57,917	45,167

Depreciation, amortization and impairment	(21,289)	(18,659)	(12,785)

Operating profit	53,586	39,258	32,382

Notes:

(10)	Before deduction of income from subleases on unused data center sites.
(11)	Operating profit plus depreciation, amortization and impairment of assets.

Rest of Europe

	00000000	00000000	00000000
	2011	2010	2009
	(€’000)
Adjusted EBITDA	50,676	43,010	33,983

Net insurance compensation benefit	—	—	275

Exceptional income	—	—	275

Increase in provision onerous lease contracts(1)	—	—	(1,512)
Share based payments	(324)	(233)	—

Exceptional general and administrative costs	(324)	(233)	(1,512)

EBITDA(2)	50,352	42,777	32,746

Depreciation, amortization and impairment	(12,371)	(10,972)	(8,289)

Operating profit	37,981	31,805	24,457

Corporate and other

	00000000	00000000	00000000
	2011	2010	2009
	(€’000)
Adjusted EBITDA	(27,813)	(21,867)	(17,749)

IPO transaction costs	(1,725)	—	—
Increase in provision onerous lease contracts(1)	—	—	(428)
Abandoned transaction costs	—	—	(4,841)
Share based payments	(2,044)	(1,033)	(950)

Exceptional general and administrative costs	(3,769)	(1,033)	(6,219)

EBITDA(2)	(31,582)	(22,900)	(23,968)

Depreciation, amortization and impairment	(1,892)	(1,477)	(886)

Operating profit	(33,474)	(24,377)	(24,854)

Notes:

(12)	Before deduction of income from subleases on unused data center sites.
(13)	Operating profit plus depreciation, amortization and impairment of assets.

Exceptional income is recorded as “Other income” in the consolidated income statement. In 2011, the IPO transaction costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering. In 2009, the net insurance compensation benefit received from our insurance company, as a result of fire damage incurred in 2008, represents the difference between the net book value and the replacement value of the equipment damaged. The increase in the provision for onerous lease contracts in 2009 relates to an unused data center in Germany and an office property in the Netherlands (see Note 16).

6	Employee benefit expenses

The Group employed on average 347 employees (full-time equivalents) during 2011 (2010: 321 and 2009: 269). Costs incurred in respect of these employees were:

	000,000	000,000	000,000
	2011	2010	2009
	(€’000)
Salaries, commissions and bonuses	26,540	24,588	20,561
Social security charges	4,364	4,037	3,363
Contributions to defined contribution pension plans	1,487	1,437	1,104
Other personnel-related costs	6,155	6,176	4,776
Share-based payments	2,736	1,684	950

	41,282	37,922	30,754

The following income statement line items include employee benefit expenses of:

	000,000	000,000	000,000
	2011	2010	2009
	(€’000)
Costs of sales	15,147	14,419	13,233
Sales and marketing costs	11,352	9,848	5,423
General and administrative costs	14,783	13,655	12,098

	41,282	37,922	30,754

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

7	Finance income and expense

	000,000	000,000	000,000
	2011	2010	2009
	(€’000)
Bank and other interest	2,271	582	536
Net foreign currency exchange gain	19	—	—

Finance income	2,290	582	536

Interest expense on senior secured notes, banks and other loans	(23,302)	(18,155)	(5,794)
Interest expense on finance leases	(57)	(92)	(102)
Interest expense on provision for onerous lease contracts	(518)	(578)	(708)
Other financial expenses	(1,197)	(11,102)	(99)
Net foreign currency exchanges loss	—	(99)	(81)

Finance expense	(25,074)	(30,026)	(6,784)

Net finance expense	(22,784)	(29,444)	(6,248)

The Company funds the capital expansion programs within operating entities principally through intra-group loans; exchange differences arising, if any, on net investments including receivables from or payable to a foreign operation with a permanent nature, are recognized directly in the foreign currency translation reserve within equity in accordance with IAS 21.

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

Other financial expenses in 2010 principally consisted of € 10.2 million costs related to the repayment of the Company’s bank borrowings and termination of the hedge contracts of which € 3.5 million was non-cash.

8	Income taxes

Income tax benefit/(expense)

	000,000	000,000	000,000
	2011	2010	2009
	(€’000)
Current taxes	(5,033)	(1,802)	(666)
Deferred taxes	(4,704)	(758)	1,381

Total income tax (expense)/benefit	(9,737)	(2,560)	715

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2011 (25.5% in 2010 and 2009) and the actual tax benefit/expense is as follows:

	000,000	000,000	000,000
	2011	2010	2009
	(€’000)
Profit for the year	25,572	14,682	26,452
Income tax (expense)/benefit	(9,737)	(2,560)	715

Profit before taxation	35,309	17,242	25,737

Income tax using Company’s domestic tax rate	(8,827)	(4,397)	(6,563)
Effect of tax rates in foreign jurisdictions	(1,300)	(891)	(701)
Change in tax rate and legislation	(325)	(1,038)	50
Non-deductible expenses	(1,494)	(645)	(523)
Recognition of previously unrecognized tax losses	2,741	3,532	4,982
Current year results for which no deferred tax asset was recognized	219	849	476
Prior year adjustments included in current year tax	(243)	—	—
Change in previously unrecognized temporary differences	37	30	2,994
Other	(545)	—	—

Income tax (expense)/benefit	(9,737)	(2,560)	715

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property, plant and equipment and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2009	545	3,922	1,011	38,620	44,098
Recognized in profit/(loss) for 2009	91	1,761	507	(2,040)	319

December 31, 2009	636	5,683	1,518	36,580	44,417
Recognized in profit/(loss) for 2010	(340)	(435)	3,175	1,440	3,840
Effects of movements in exchange rates	—	—	—	354	354

December 31, 2010	296	5,248	4,693	38,374	48,611
Recognized in profit/(loss) for 2011	14,526	(866)	(2,635)	(15,316)	(4,291)
Recognized in equity	—	—	—	3,225	3,225
Effects of movements in exchange rates	(74)	—	(10)	197	113

December 31, 2011	14,748	4,382	2,048	26,480	47,658

Offset deferred tax liabilities	(5,976)	—	(1,226)	(899)	(8,101)

Net deferred tax assets/(liabilities)	8,772	4,382	822	25,581	39,557

Accumulated tax losses in the Netherlands available as at December 31, 2010, which were due to expire by December 31, 2011, have been preserved and renewed resulting in a temporary valuation difference for intangible assets.

In 2011 a total of € 3,225,000 in deferred taxes was recognized directly in equity to account for the deferred tax impact of fiscally deductible IPO costs directly recognized in equity.

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2009	(3,896)	—	(1,998)	—	(5,894)
Recognized in profit/(loss) for 2009	685	—	377	—	1,062

December 31, 2009	(3,211)	—	(1,621)	—	(4,832)
Recognized in profit/(loss) for 2010	(5,416)	—	818	—	(4,598)

December 31, 2010	(8,627)	—	(803)	—	(9,430)
Recognized in profit/(loss) for 2011	(163)	—	(250)	—	(413)

December 31, 2011	(8,790)	—	(1,053)	—	(9,843)

Offset deferred tax assets	5,976	—	1,226	899	8,101

Net deferred tax assets/(liabilities)	(2,814)	—	173	899	(1,742)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	000,000	000,000	000,000
	2011	2010	2009
	(€’000)
Deductible temporary differences - net	67	(204)	(183)
Tax losses	2,054	5,305	12,532

	2,121	5,101	12,349

The accumulated tax losses expire as follows:

	000,000	000,000	000,000
	2011	2010	2009
	(€’000)
Within one year	4,204	52,149	5,741
Between 1 and 5 years	10,974	15,047	61,218
After 5 years	7,140	10,055	19,632
Unlimited	77,491	91,282	97,002

	99,809	168,533	183,593

The accumulated tax losses expiring within one year include tax losses in Switzerland. The expiration of accumulated tax losses was part of the assessment of the valuation of deferred tax assets.

9	Property, plant and equipment

	Land	Data center equipment	Office buildings	Office equipment	Assets under construction	Total
	(€’000)
Cost:
As at January 1, 2011	1,388	467,228	7,578	14,020	16,346	506,560
Additions	19,057	43,229	1,732	1,418	103,245	168,681
Exchange differences	—	2,783	103	46	(42)	2,890
Disposals	—	(6,504)	(4)	(63)	0	(6,571)
Transfers	—	18,376	—	—	(18,376)	—

As at December 31, 2011	20,445	525,112	9,409	15,421	101,173	671,560
Accumulated depreciation:
As at January 1, 2011	—	(149,425)	(3,737)	(10,978)	—	(164,140)
Depreciation	—	(33,340)	(547)	(1,315)	—	(35,202)
Impairment reversal	—	783	—	—	—	783
Exchange differences	—	(774)	(28)	(35)	—	(837)
Disposals	—	5,598	0	36	—	5,634

As at December 31, 2011	—	(177,158)	(4,312)	(12,292)	—	(193,762)

Carrying amount as at December 31, 2011	20,445	347,954	5,097	3,129	101,173	477,798

Cost:
As at January 1, 2010	—	326,345	6,211	12,265	62,165	406,986
Additions	1,388	72,740	1,000	1,221	15,889	92,238
Exchange differences	—	5,667	116	157	1,936	7,876
Disposals	—	(529)	(10)	(1)	—	(540)
Transfers	—	63,005	261	378	(63,644)	—

As at December 31, 2010	1,388	467,228	7,578	14,020	16,346	506,560
Accumulated depreciation:
As at January 1, 2010	—	(117,941)	(3,282)	(9,803)	—	(131,026)
Depreciation	—	(28,916)	(384)	(1,038)	—	(30,338)
Exchange differences	—	(2,878)	(71)	(137)	—	(3,086)
Disposals	—	310	—	—	—	310

As at December 31, 2010	—	(149,425)	(3,737)	(10,978)	—	(164,140)

Carrying amount as at December 31, 2010	1,388	317,803	3,841	3,042	16,346	342,420

Cost:
As at January 1, 2009	—	226,543	5,197	10,237	75,089	317,066
Additions	—	25,414	909	1,653	59,890	87,866
Exchange differences	—	1,399	31	99	1,005	2,534
Disposals	—	(176)	—	—	—	(176)
Transfers	—	73,165	74	276	(73,819)	(304

As at December 31, 2009	—	326,345	6,211	12,265	62,165	406,986
Accumulated depreciation:
As at January 1, 2009	—	(97,021)	(2,914)	(8,925)	—	(108,860)
Depreciation	—	(20,263)	(351)	(809)	—	(21,423)
Exchange differences	—	(767)	(17)	(97)	—	(881)
Disposals	—	44	—	28	—	72
Transfer	—	66	—	—	—	66

As at December 31, 2009	—	(117,941)	(3,282)	(9,803)	—	(131,026)

Carrying amount as at December 31, 2009	—	208,404	2,929	2,462	62,165	275,960

The Group leases certain data center equipment under a number of finance lease agreements. At December 31, 2011, the carrying amount of leased equipment classified in data centers was € 1,048,000 (2010: € 1,845,000 and 2009: € 2,112,000).

In 2011, the Group capitalized interest expenses for € 2,577,000 (2010: € 1,987,000 and 2009: € 2,041,000).

In 2011 the Group reversed the impairment of data center assets in Sweden, as recognised in 2007, for an amount of € 783,000 resulting from the improved current profitability and future potential of the Swedish company.

In 2011, the Group purchased land in Paris for a value of € 19,057,000, based on which the Group has added land as a category to the Property, plant and equipment disclosure. The 2010 balances have been adjusted for transparency. Land amounting to € 1,388,000 was previously recognised as part of data center equipment.

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated income statement.

10	Intangible assets

The components of intangible assets are as follows:

	Power grid rights	Software	Other	Total
		(€’000)
Cost:
As at January 1, 2011	1,711	4,220	1,835	7,766
Additions	5,653	2,026	—	7,679
Exchange differences	14	—	—	14

As at December 31, 2011	7,378	6,246	1,835	15,459
Amortization:
As at January 1, 2011	(198)	(980)	(583)	(1,761)
Amortization	(138)	(840)	(164)	(1,142)
Exchange differences	(14)	—	—	(14)

As at December 31, 2011	(350)	(1,820)	(747)	(2,917)

Carrying amount as at December 31, 2011	7,028	4,426	1,088	12,542

Cost:
As at January 1, 2010	304	2,494	1,835	4,633
Additions	1,407	1,726	0	3,133

As at December 31, 2010	1,711	4,220	1,835	7,766
Amortization:
As at January 1, 2010	(66)	(454)	(471)	(991)
Amortization	(132)	(526)	(112)	(770)

As at December 31, 2010	(198)	(980)	(583)	(1,761)

Carrying amount as at December 31, 2010	1,513	3,240	1,252	6,005

Cost:
As at January 1, 2009	—	1,380	1,809	3,189
Additions	—	1,114	26	1,140
Transfers	304	—	—	304

As at December 31, 2009	304	2,494	1,835	4,633
Amortization:
As at January 1, 2009	—	(73)	(315)	(388)
Amortization	—	(381)	(156)	(537)
Transfers	(66)	—	—	(66)

As at December 31, 2009	(66)	(454)	(471)	(991)

Carrying amount as at December 31, 2009	238	2,040	1,364	3,642

Amortisation of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

11	Trade and other (non-) current assets

	2011	2010	2009
	(€’000)
Non-current
Rental and other supplier deposits	2,536	1,886	1,220
Deferred financing costs	667	1,281	—
Deferred rent related stamp duties	638	542	—

	3,841	3,709	1,220

Current
Trade receivables—net (Note 18)	43,350	38,370	37,261
Taxes	7,474	219	1,420
Prepaid expenses and other current assets	17,050	17,083	16,929

	67,874	55,672	55,610

The deferred financing costs relate to the costs incurred for the € 50 million Revolving Credit Facility. The costs are amortized over the three-year duration period of the facility agreement.

Prepaid expenses and other current assets principally comprise prepaid insurances, rental and other related operational data center, and construction-related prepayments.

12	Cash and cash equivalents

Cash and cash equivalents include € 4,813,000 (2010: € 4,235,000 and 2009: € 3,874,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

13	Shareholders’ equity

Share capital and share premium

	Ordinary shares			2002 Series A preference shares
	2011	2010	2009	2011	2010	2009
	(In thousands of shares, post-reverse stock split)
On issue at January 1	9,546	9,543	8,838	34,808	34,808	34,808
Issue/conversion of shares	56,583	3	705	(34,808)	—	—

On issue at December 31	66,129	9,546	9,543	—	34,808	34,808

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of € 0.10 per ordinary shares. The 34,808 thousand Preferred shares were converted into ordinary shares and the liquidation price of € 1.00 (post reverse stock split) per Preferred A share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2011, approximately 2.2 million of options (post reverse stock split) have been exercised.

At December 31, 2011, the authorized share capital comprised 200,000,000 (post reverse stock split as at January 28, 2011) ordinary shares at par value of € 0.10. At December 31, 2010 and 2009, prior to the reversed stock split, the authorized share capital amounted to 575,000,000 ordinary shares and 175,000,000 2002 Series A preference shares. All issued shares are fully paid. Prior to the IPO and the reverse stock split, all the shares had a par value of € 0.02.

The net proceeds of the Initial Public Offering amounted to € 138.6 million, which is used for general corporate purposes including, without limitation, capital expenditures relating to expansion of existing data center and construction of new data center.

Voting

Upon completion of the initial public offering in January 2011, the Company entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our board of directors, including the right to nominate the chairman of our board of directors. As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

Prior to the initial public offering in January 2011, the holders of the 2002 Series A preference shares were entitled to vote, together with holders of the Company’s ordinary shares, on all matters submitted to shareholders for vote. Each share equals one vote. In addition to voting privileges, holders of the 2002 Series A preference shares were entitled to certain prior-consent rights against certain actions proposed by the Board of Directors.

Dividends

Prior to the IPO, dividends that are paid from the profits of the Company and, if permitted under Dutch law, as a result of a sale by the Company of shares or assets of the Company or a subsidiary other than pursuant to an IPO, sale or liquidation event shall be distributed in the following priority: first to holders of the 2002 Series A preference shares in an amount equal to the purchase price of the 2002 Series A preference shares (reduced by any dividend previously received on the 2002 Series A preference shares) and second to the extent any residual amount exits thereafter, pro rata amongst all holders of ordinary shares and 2002 Series A preference shares. Upon the completion of an IPO or a sale, the holders of the 2002 Series A preference shares were entitled to receive the 2002 Series A Share Purchase Price of € 0.20 per share (pre-reverse stock split) less any dividends exclusively paid to the holders of the 2002 Series A preference shares in cash or in ordinary shares.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

14	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2011, was based on the profit of € 25,572,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2010: € 14,682,000 and 2009: € 26,452,000) and a weighted average number of ordinary and preference shares outstanding during the year ended December 31, 2011 of 66,052,000 (2010: 44,352,000 and 2009: 43,999,000). Profit is attributable to ordinary and preference shares (pre-IPO) on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2011 was based on the profit of € 25,572,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2010: € 14,682,000 and 2009: € 26,452,000) and a weighted average number of ordinary and preference shares outstanding during the year ended December 31, 2011 of 67,449,000 (2010: 47,707,000 and 2009: 46,792,000) post reverse stock split.

In January 2011, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of € 0.10 per ordinary shares. The 5:1 reverse stock split effectuated is presented in the basic earnings per share calculation and the diluted earnings per share calculation.

Profit attributable to ordinary and preference shareholders

	2011	2010	2009
	(€’000)
Profit attributable to ordinary and preference shareholders (basic)	25,572	14,682	26,452

Profit attributable to ordinary and preference shareholders	25,572	14,682	26,452

Weighted average number of ordinary shares and preference shares

	2011	2010	2009
	(in thousands of shares, post reverse stock split)
Weighted average number of ordinary shares (basic)	61,506	9,544	9,191
Weighted average number of preference shares	2,670	34,808	34,808

Weighted average number of ordinary and preference shares at December 31	64,176	44,352	43,999
Dilution effect of share options on issue	1,720	3,355	2,793

Weighted average number of ordinary and preference shares (diluted) at December 31	65,896	47,707	46,792

15	Trade payables and other liabilities

	2011	2010	2009
	(€’000)
Non-current
Deferred revenue	4,801	6,093	6,815
Other non-current liabilities	5,493	1,702	1,412

	10,294	7,795	8,227

Current
Trade payables	34,090	20,504	25,032
Tax and social security	4,180	2,725	3,607
Customer deposits	16,942	15,487	12,941
Deferred revenue	38,110	33,152	30,437
Accrued expenses	34,317	34,170	19,012

	127,639	106,038	91,029

Trade payables include € 20,877,000 (2010: € 8,027,000 and 2009 € 15,147,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analysed as follows:

	2011	2010	2009
	(€’000)

Data center related costs	7,951	9,243	6,200
Personnel and related costs	7,973	7,895	7,027
Professional services	2,476	1,876	1,315
Customer implementation and related costs	2,237	1,586	678
Financing related costs	9,650	10,236	87
Other	4,030	3,334	3,705

	34,317	34,170	19,012

As at December 31, 2011, the accrued Financing related costs principally relate to interest expenses on the Senior Secured Notes.

16	Provision for onerous lease contracts

As at December 31, 2011, the provision for onerous lease contracts relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2011	2010	2009
	(€’000)

As at 1 January	16,333	18,912	22,912
Increase in provision	—	—	3,282
Settlement	—	—	(4,950)
Unwinding of discount	518	578	708
Utilisation of provision	(3,125)	(3,157)	(3,040)

As at December 31	13,726	16,333	18,912

Non-current	10,618	13,260	15,844
Current	3,108	3,073	3,068

	13,726	16,333	18,912

Discounted estimated future losses are calculated using a discount rate based on the 5-year Euro-area government benchmark bond yield prevailing at the balance sheet date.

17	Borrowings

	2011	2010	2009
	(€’000)
Non-current
Senior Secured Notes 9.5%, due 2017	255,560	254,924	—
Bank borrowings	—	—	124,777
Finance lease liabilities	102	336	889
Other loans	1,605	2,143	3,012

	257,267	257,403	128,678
Current
Bank borrowings	—	—	24,168
Finance lease liabilities	235	429	347
Other loans	568	1,967	1,906

	803	2,396	26,421

Total borrowings	258,070	259,799	155,099

The carrying amounts of the Group’s borrowings are principally denominated in Euros. The face value of the Senior Secured Notes as at December 31, 2011 respectively 2010 is € 260,000,000.

Senior Secured Notes and Bank borrowings

In February 2010, the Company issued, at par, € 200,000,000 of 9.5% Senior Secured Notes due 2017 (the “Original Notes”), which are guaranteed by some of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. A portion of the proceeds were used to repay in full the Company’s bank borrowings outstanding under the € 180,000,000 bank credit facilities and to pay transaction fees and expenses. On February 18, 2010, the Group closed out its interest-rate swap contracts.

In 2009, the Company also entered into a new € 60 million revolving credit facility with a syndicate of banks. The revolving credit facility was reduced to € 50 million before year-end 2010. As at December 31, 2011, the revolving credit facility was undrawn.

In November 2010, the Company issued, above par at 106.5, € 60 million 9.50% Senior Secured Notes due 2017 as additional notes (the “Additional Notes”) under the indenture pursuant to which we issued the Original Notes.

The proceeds of the Senior Secured Notes and the former Bank borrowings were used to finance investments in capital expansion projects in order to increase equipped space within new and existing data centers.

The maturity profile of the gross amounts of Senior Secured Notes and bank borrowings is set out below:

	2011	2010	2009
	(€’000)

Within one year	—	—	24,843
Between 1 and 5 years	—	—	127,659
Over 5 years	260,000	260,000	—

	260,000	260,000	152,502

The Group has the following undrawn bank borrowing facilities:

	2011	2010	2009
	(€’000)

Expiring within one year	—	—	27,613
Expiring between 1 and 5 years	50,000	50,000	—

	50,000	50,000	27,613

As at the year-end, the Group was in compliance with all covenants associated with its bank and Senior Secured Notes borrowings.

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following repayment schedule:

	2011	2010	2009
	(€’000)
Gross lease liabilities:
Within one year	236	459	526
Between 1 and 5 years	132	351	807

	368	810	1,333
Future interest payments	(31)	(45)	(97)

Present Value of Minimum Lease Payments	337	765	1,236

Other loans

The Company has a loan facility with the landlord of one of its unused data center sites in Germany to allow the Company to invest in improvements to the building to meet the requirements of sub-lessees. The non-current loan bears interest at 6% per annum and is repayable at the end of the lease term. As at December 31, 2011, the balance of the landlord loan was € 1,605,000 (2010: € 1,605,000 and 2009: € 1,605,000).

During 2009, the Company entered into a loan facility with the landlord of its unused data center site in Switzerland to fund the settlement of the lease of that site. The loan has been fully repaid as at December 31, 2011 (2010: € 1,673,000 and 2009: € 3,205,000).

In 2010, the Company entered into a supplier loan amounting to approximately € 800,000, which bears an interest at 7%. As at December 31, 2011, the balance of the supplier loan was € 568,000.

18	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2011	2010	2009
	(€’000)

Trade receivables	43,350	38,370	37,261
Rental and other supplier deposits	2,536	1,886	1,220
Cash and cash equivalents	142,669	99,115	32,003

	188,555	139,371	70,484

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2011	2010	2009
	(€’000)

UK, France, Germany and the Netherlands	31,336	27,162	26,953
Rest of Europe	12,014	11,208	10,308

	43,350	38,370	37,261

The Group’s most significant customer accounts for less than 5% of the trade receivables carrying amount as at December 31, 2011, as at December 31, 2010, and as at December 31, 2009.

The Group seeks to minimize the risk that this constraint imposes by holding cash as widely as possible across multiple bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

The aging of trade receivables as at the reporting date was:

	2011		2010		2009
	Gross	Allowance	Gross	Allowance	Gross	Allowance
	(€’000)
Not past due	36,533	—	28,129	—	30,031	—
Past due 0-30 days	3,549	—	6,546	—	4,708	—
Past due 31-120 days	3,009	35	3,884	235	2,437	56
Past due 120 days—1 year	609	358	177	150	274	206
More than 1 year	267	224	114	95	113	40

	43,967	617	38,850	480	37,563	302

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2011	2010	2009
	(€’000)
Balance as at January 1	480	302	144
Impairment loss recognized	281	192	176
Write-offs	(144)	(14)	(18)

Balance as at December 31	617	480	302

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2011

	Contractual	Contractual	Contractual	Contractual	Contractual
	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	255,560	395,850	24,700	98,800	272,350
Finance lease liabilities	337	368	263	105	—
Other loans	2,173	2,623	729	1,894	—
Trade and other payables(2)	89,529	89,529	89,529	—	—

	347,599	488,370	115,221	100,799	272,350

December 31, 2010

	Contractual	Contractual	Contractual	Contractual	Contractual
	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	254,924	411,110	24,700	98,800	287,610
Finance lease liabilities	765	810	459	351	—
Other loans	4,110	4,759	2,753	385	1,621
Trade and other payables(2)	74,595	74,595	74,595	—	—

	334,394	491,274	102,507	99,536	289,231

December 31, 2009

	Contractual	Contractual	Contractual	Contractual	Contractual
	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Bank borrowings(1)	148,945	174,178	35,703	138,465	10
Finance lease liabilities	1,236	1,333	499	834	—
Other loans	4,918	5,029	2,005	1,419	1,605
Trade and other payables(2)	62,004	62,004	60,592	1,412	—

	217,103	242,544	98,799	142,130	1,615

Notes:

(14)	Cash flows for bank borrowings include the estimated cash flows from the interest rate swaps.
(15)	Excludes deferred revenues and rental holidays.

Market Risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2011	2010	2009	2011	2010	2009
Euro
GBP 1	1.152	1.179	1.122	1.193	1.161	1.117
CHF 1	0.812	0.780	0.662	0.822	0.802	0.674
DKK 1	0.134	0.134	0.134	0.135	0.134	0.134
SEK 1	0.111	0.110	0.094	0.112	0.111	0.098

Sensitivity analysis

A 10% strengthening of the Euro against the following currencies at December 31 would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and is performed on the same basis for 2010 and 2009.

	Equity	Profit or loss
	(€’000)
December 31, 2011
GBP	(219)	(561)
CHF	(1,321)	71
DKK	(1,279)	(149)
SEK	(416)	(384)
December 31, 2010
GBP	344	(805)
CHF	(1,356)	(88)
DKK	(1,122)	(112)
SEK	(27)	(26)
December 31, 2009
GBP	1,100	(358)
CHF	(1,058)	(289)
DKK	(1,007)	(134)
SEK	(1)	10

A 10% weakening of the Euro against the above currencies at December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2011	2010	2009
	(€’000)
Fixed rate instrument
Senior Secured Notes	255,560	254,924	—
Finance lease liabilities	337	765	1,236
Other loans	2,173	4,110	4,918

	258,070	259,799	6,154

Variable rate instruments
Bank borrowings	—	—	148,945

	258,070	259,799	155,099

In November 2009, the Group entered into an interest rate swap to fix interest rates on variable rates borrowings. The amount hedged via an interest rate swap was € 45.9 million. The hedge is not effective as the hedged financial instrument is extinguished by the Senior Secured Notes issued in 2010. Unrealized hedging results were booked to net finance expenses in the income statement. On February 18, 2010, the Group closed out its interest-rate swap contracts. The below schedule summarizes the open interest swap transactions and their valuation as at December 31.

Fair values of interest rate swaps as at 31 December

	2011	2010	2009
	(€’000)
Interest swaps	—	—	(99)

Total fair value	—	—	(99)

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2010 and 2009.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
(€’000)
December 31, 2011
Variable rate instruments	—	—	—	—
December 31, 2010
Variable rate instruments	—	—	—	—
December 31, 2009
Variable rate instruments	(1,458)	1,458	(1,458)	1,458

Fair values and hierarchy

Fair values versus carrying amounts

The market price of the Senior Secured Notes as of December 31, 2011 was 108.75. Using this premium the fair value of the Senior Secured Notes would have been approximately € 282.8 million compared to its nominal value of € 260 million. The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair value hierarchy

As at December 31, 2011, there are no liabilities related to financial instruments which are carried at fair value. The company uses three levels of valuation method as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group had no financial instruments carried at fair value at December 31, 2011 (2010: nil and 2009: (99)):

	Level 1	Level 2	Level 3
December 31, 2011
Interest rate swaps	—	—	—
December 31, 2010
Interest rate swaps	—	—	—
December 31, 2009
Interest rate swaps	—	(99)	—

Capital Management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital.

The Group’s net debt to adjusted equity ratio at the reporting date was as follows:

	2011	2010	2009
	(€’000)
Net Debt
Total liabilities	413,720	391,493	273,643
Less: Cash	(142,669)	(99,115)	(32,003)

	271,051	292,378	241,640
Equity
Total equity	330,561	155,269	134,377

Net debt to adjusted equity ratio	0.82	1.88	1.80

19	Share-based payments

Summary of outstanding options

Share options to acquire a fixed number of shares are granted to employees and others based on a number of factors. The exercise price is fixed at the date of the grant. The numbers of options listed below are post the reverse stock split 5:1, which was effectuated upon completion of the initial public offering on January 28, 2011.

The terms and conditions of the grants, post reverse stock split, under the 2008 Option Plan with an exercise price, are as follows:

Grant date	Employees entitled	Exercise price in €	Options granted outstanding	Options granted outstanding, vested
		(In thousands)
2003-2005	Key management	2.00	54	54
	Key management	1.00	8	8
	Senior employees	1.00	48	48
	Senior employees	2.00	28	28
2007	Key management	3.50	1,496	1,496
	Key management	4.45	100	100
2008	Senior employees	1.00	10	10
	Senior employees	2.00	1	1
	Senior employees	4.45	239	223
	Senior employees	5.00	71	51
2009	Key management	5.00	100	50
	Senior employees	5.00	56	25
2010	Key management	5.00	40	18
	Senior employees	5.00	168	74
	Key management	6.50	60	19
	Senior employees	6.50	47	18
	Senior employees	7.50	28	8

	Total share options		2,554	2,231

The terms and conditions of the grants, post reverse stock split, under the 2011 Option Plan with an USD exercise price, are as follows:

Grant date	Employees entitled	Exercise price in $	Outstanding	Exercisable
		(In thousands)
2011	Key management (Executive Director)	14.74	600	200
	Non-Executive Directors	13.00-14.74	30	—
	Senior employees	13.00-14.65	706	47

	Total share options		1,336	247

Share options granted before the year 2011, under the 2008 Option Plan, vest over 4 years and can be exercised up to 5 years after the date of grant. In 2010, the exercise periods of some options granted in 2003 and 2005 but not yet exercised were extended to March 31, 2012. Share options granted in the year 2011, under the 2011 Option Plan generally, vest over 4 years and can be exercised up to 8 years after the date of grant. The options granted in 2011 to the Company’s Executive Director, Non-Executive Directors and certain employees have an accelerated vesting term.

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2011	2010	2009	2011	2010	2009
Outstanding at January 1	2.91	2.65	2.45	4,733	4,366	5,078
Granted	—	5.64	5.00	—	415	197
Exercised	1.61	1.50	1.00	(2,156)	(4)	(704)
Expired	—	1.00	—	—	(6)	—
Forfeited	5.76	5.62	4.20	(23)	(38)	(205)

Outstanding—December 31	3.94	2.91	2.65	2,554	4,733	4,366
Exercisable—December 31	3.72	2.36	2.05	2,231	3,997	3,453

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2011 Option Plan with US dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2011	2010	2009	2011	2010	2009
Outstanding at January 1	—	—	—	—	—	—
Granted	13.65	—	—	1,336	—	—
Exercised	—	—	—	—	—	—
Expired	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding—December 31	13.65	—	—	1,336	—	—
Exercisable—December 31	14.41	—	—	247	—	—

The options outstanding at December 31, 2011 have a weighted average remaining contractual life of 3.2 years (2010: 4.3 years and 2009: 3.6 years).

Employee expenses

In 2011, the Company recorded employee expenses of € 2,736,000 related to share-based payments (2010: € 1,684,000 and 2009: € 950,000).

The weighted average fair value at grant date of options granted during the period has been determined using the Black-Scholes valuation model. The following inputs have been used:

	2011	2010	2009
Share price in € at grant date (post reverse stock split)	8.02-9.71	10.20-14.10	6.70 to 8.60
Exercise price in € (post reverse stock split)	9.01 to 10.95	5.00 to 7.50	5.00
Dividend yield	0%	0%	0%
Expected volatility	40%	35%	35%
Risk free interest rate	2.0%	4.0%	4.1%
Expected life weighted average	5.1 years	3.5 years	3.5 years

The significant inputs into the model were:

Expected volatility based on the performance of companies that are considered to be comparable to the Group.

A risk-free interest rate based on the yield on zero coupon bonds issued by the Netherlands government with a maturity similar to the expected life of the options.

Expected life is considered to be equal to the average of the share option exercise and vesting periods.

20	Financial commitments

Non-cancellable operating lease commitments

At December 31, the Group has future minimum commitments for non-cancellable operating leases with terms in excess of one year as follows:

	2011	2010	2009
	(€’000)
Within 1 year	25,529	23,280	22,717
Between 1 to 5 years	102,741	92,269	84,439
After 5 years	167,428	124,488	75,728

	295,698	240,037	182,884

As at December 31, 2011, of the non-cancellable operating leases an amount of € 13,668,000 relates to the lease contracts, which are provided for as part of the provision for onerous lease contracts.

The total gross operating lease expense for the year 2011 was € 22,000,000 (2010: € 21,082,000 and 2009: € 20,483,000).

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least 1 year and generally between 3 and 5 years resulting in future committed revenues from customers. At December 31, the Group had contracts with customers for future committed revenues receivable as follows:

	2011	2010	2009
	(€’000)
Within 1 year	139,475	154,634	101,235
Between 1 to 5 years	201,620	149,900	96,392
After 5 years	103,934	18,606	16,093

	445,029	323,140	213,720

Commitments to purchase power

The Group, where possible and for its own use, seeks to purchase power on fixed-price term agreements with local power supply companies within the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of power at fixed prices. At December 31, the Group had entered into non-cancellable power purchase commitments as follows:

	2011	2010	2009
	(€’000)
Within 1 year	15,800	13,900	9,800
Between 1 to 5 years	—	14,700	—

	15,800	28,600	9,800

21	Capital commitments

At December 31, 2011, the Group had outstanding capital commitments totalling € 102,000,000 (2010: € 19,855,000 and 2009: € 33,539,000). These commitments are expected to be settled in the following financial year. The increase results from ongoing expansion projects.

22	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to € 6,350,000 (2010: € 3,920,000 and 2009: € 3,828,000) and other supplier guarantees amounting to € 1,027,000.

Costs of sites restoration

As at December 31, 2011, the estimated discounted cost relating to the restoration of data center leasehold premises was € 17,000,000 (2010: € 15,400,000 and 2009: € 14,481,000), of which € 701,000 (2010: € 695,000 and 2009: € 633,000) was recognized. Remaining lease terms are over a range of 1 to 23 years and, in accordance with the Group’s accounting policy, amounts have only been provided in the financial statements in respect of premises where it is probable that the lease will not be renewed. The Group expects to exercise its right to renew its leases when they expire and continue to use the sites as data centers. It is therefore not expected that other site restoration liabilities will be incurred.

Other obligations pertaining to the Company, not appearing on the statement of financial position have been disclosed in Note 34 below.

23	Related-party transactions

There are no material transactions with related parties, other than as disclosed below, and all transactions are conducted at arm’s length.

Shareholders Agreement

Upon completion of the Initial Public Offering, the company entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of Interxion’s outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of the board of directors, including the right to nominate the chairman of our board of directors

If Baker Capital or its affiliates continues to be the owner of shares representing less than or equal to 25% but more than 15% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination three of the seven members of the Board, at least one of whom shall satisfy the criteria for independent directors. For so long as Baker Capital or its affiliates continues to be the owner of shares representing less than or equal to 15% but more than 10% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination two of the seven members of our Board, none of whom shall be required to be independent. At such time that the ownership of Baker Capital or its affiliates is less than or equal to 10% but more than 5% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination one of the seven members of our Board, who shall not be required to be independent.

Furthermore, for so long as Baker Capital or its affiliates continues to be the owner of shares representing more than 25% of the outstanding ordinary shares, Baker Capital will have the right, but not the obligation, to nominate the Chairman of our Board.

As long as Baker Capital or its affiliates continues to be the owner of shares representing more than 15% of the outstanding ordinary shares, at least one of Baker Capital’s director nominees shall be appointed to each of our standing committees, provided that such Baker Capital nominees shall meet any independence or other requirements of the applicable listing standards.

As at April 1, 2012, private equity investment funds affiliated with Baker Capital indirectly own 30.88%, on a fully diluted basis, of Interxion’s equity.

Key management compensation

The total compensation of key management is as follows:

	2011	2010	2009
	(€’000)
Short-term employee benefits (salaries and bonuses)	3,406	3,937	3,505
Post-employment benefits	44	88	66
Share-based payments	1,263	635	504
Termination benefits	115	—	83

	4,828	4,660	4,158

Key management’s share-based payment compensation is disclosed in Note 19, and the compensation of the Executive Director and Non-Executive Directors of the Board is disclosed on individual basis in Note 32.

France IX loan

Interxion France is a member and co-founder of the France IX association, founded in 2010, the mission of which is to reinforce Paris as a global peering point by developing a panel of services that meets the various, and current, needs of the market, and by gathering together French and foreign ISPs and internet services, and content providers. To date Interxion France has incurred aggregate cost of € 574,000, which have been recharged to France IX association, receipt of which has been formalised in a loan agreement.

24	Events subsequent to the balance sheet date

Change in ownership of shares

On Wednesday March 14, 2012, Chianna Investment N.V. requested that Interxion instruct its Transfer Agent, American Stock Transfer & Trust Company, to remove the restrictive legend on the 10,143,599 Interxion shares that Chianna Investment N.V. holds. Baker Capital informed Interxion that it intended to make a pro rata distribution-in-kind of these shares immediately to the partners of Baker Communications Fund (Cayman) LP, Baker Capital holds an additional 20,657,892 Interxion shares through a successor fund, Baker Communications Fund II (Cayman) LP.

This distribution did not have any effect upon the total number of shares outstanding.