Form 20-F
period 2012-12-31
InterXion Holding N.V.
filed 2013-04-26
CIK 1500866

As filed with the Securities and Exchange Commission on April 26, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

68,176,351 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐

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

Large accelerated filer   ☒                Accelerated filer  ☐                  Non-accelerated filer  ☐

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

EBITDA and Adjusted EBITDA

In this annual report we refer to our EBITDA and Adjusted EBITDA. We define EBITDA as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. For a reconciliation of EBITDA and Adjusted EBITDA to operating profit/(loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA.” EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Additional Key Performance Indicators

In addition to EBITDA and Adjusted EBITDA, our management also uses the following key performance indicators as measures to evaluate our performance:

•

Equipped Space: the amount of data center space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at a data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space (such as corridors) which cannot be sold to individual customers;

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

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Recurring Revenue and Average Monthly Churn are all non-GAAP measures. Together with the other key performance indicators listed above, they serve as additional indicators of our operating performance and are not required by, or presented in accordance with, IFRS. They are not intended as a replacement for, or alternatives to, measures such as cash flows from operating activities and operating profit as defined and required under IFRS. We believe that EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and our other key performance indicators are measures commonly used by analysts, investors and peers in our industry. We have, therefore, disclosed this information to permit a more complete analysis of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and our other key performance indicators, as we calculate them, may not be comparable to similarly titled measures reported by other companies. For a reconciliation of EBITDA and Adjusted EBITDA to operating profit/(loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA.” EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and our other key performance indicators listed above may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

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

Solely for convenience, this annual report contains translation of certain euro amounts into U.S. dollars based on the noon buying rate of €1.00 to U.S. $ 1.3186 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2012. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information.”

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

In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, those estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

•	operating expenses cannot be easily reduced in the short term;

•	inability to utilize the capacity of newly planned data centers and data center expansions;

•	significant competition;

•	cost and supply of electrical power;

•	data center industry over-capacity; and

•	performance under service level agreements.

These risks and others described under “Risk Factors” are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. We urge you to read the sections of this annual report entitled Item 3 “Key Information–“Risk Factors,” Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

For the identity of Directors and Senior Management reference is made to “Item 6: Directors, Senior Management and Employees”. Identification of Advisors is not applicable for this form 20-F.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The following selected financial data as of and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2009 and December 31, 2008 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements included in this annual report have been prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board and have been audited by KPMG Accountants N.V., an independent registered public accounting firm.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

	Year ended December 31,	Year ended December 31,
	2012(1)	2012	2011	2010	2009	2008(2)
	(U.S. $’000, except per share amounts and number of shares in thousands)	(€’000, except per share amounts and number of shares in thousands)
Income statement data
Revenue	365,412	277,121	244,310	208,379	171,668	138,180
Cost of sales	(149,110)	(113,082)	(101,766)	(91,154)	(78,548)	(63,069)

Gross profit	216,302	164,039	142,544	117,225	93,120	75,111
Other income	611	463	487	425	746	2,291
Sales and marketing costs	(26,504)	(20,100)	(17,680)	(15,072)	(11,253)	(9,862)
General and administrative costs	(104,490)	(79,243)	(67,258)	(55,892)	(50,628)	(35,352)

Operating profit	85,919	65,159	58,093	46,686	31,985	32,188
Net finance expense	(23,400)	(17,746)	(22,784)	(29,444)	(6,248)	(3,713)

Profit before taxation	62,519	47,413	35,309	17,242	25,737	28,475
Income tax (expense) / income	(20,810)	(15,782)	(9,737)	(2,560)	715	8,899

Profit for the year attributable to shareholders	41,709	31,631	25,572	14,682	26,452	37,374

Basic earnings per share(3)	0.62	0.47	0.40	0.33	0.60	0.87

Diluted earnings per share(3)	0.61	0.46	0.39	0.31	0.57	0.87

Number of shares(3) (4)	68,176	68,176	66,129	44,354	44,351	43,646

Weighted average number of shares for Basic earnings per share(3) (5)	67,309	67,309	64,176	44,352	43,999	43,194

Weighted average number of shares for Diluted earnings per share(3) (5)	68,262	68,262	65,896	47,707	46,792	46,302

	Year ended December 31,	Year ended December 31,
	2012(1)	2012	2011	2010	2009	2008(2)
	U.S. $’000, except per share amounts and number of shares in thousands)	(€’000, except per share amounts and number of shares in thousands)
Cash flow statement data
Net cash flows from operating activities	117,464	89,082	64,043	74,379	51,378	35,991 (6)
Net cash flows from investing activities	(236,168)	(179,105)	(161,011)	(100,164)	(100,949)	(92,252)
Net cash flows from financing activities	20,943	15,883	140,330	92,748	19,764	82,057
Capital expenditures including intangibles(7)	(235,148)	(178,331)	(161,956)	(100,394)	(101,053)	(92,252)

	Year ended December 31,	Year ended December 31,
	2012(1)	2012	2011	2010	2009	2008(2)
	(U.S. $’000)	(€’000)
Balance sheet data
Trade and other current assets	98,703	74,854	67,874	55,672	55,610	49,874
Cash and cash equivalents(8)	90,577	68,692	142,669	99,115	32,003	61,775

Current assets	189,280	143,546	210,543	154,787	87,613	111,649
Non-current assets	890,949	675,678	533,738	391,975	320,407	250,307
Total assets	1,080,229	819,224	744,281	546,762	408,020	361,956

Current liabilities	176,836	134,109	133,799	112,375	120,894	122,322
Non-current liabilities	408,161	309,541	279,921	279,118	152,749	134,708

Total liabilities	584,997	443,650	413,720	391,493	273,643	257,030
Shareholders’ equity	495,232	375,574	330,561	155,269	134,377	104,926
Total liabilities and shareholders’ equity	1,080,229	819,224	744,281	546,762	408,020	361,956

Notes:

(1)	The “Income statement data,” “Cash flow statement data” and “Balance sheet data” as of and for the year ended December 31, 2012 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2012 for euros into U.S. dollars of €1.00 = U.S. $1.3186. See “Exchange Rate Information” for additional information.
(2)	In fiscal year 2008, income not related to our core activities was reclassified to the line item “Other income.”
(3)	“Basic earnings per share”, “Diluted earnings per share” and “Number of shares” have been adjusted to reflect the five-to-one reverse stock split, which occurred in conjunction with our initial public offering in January 2011.
(4)	“Number of shares” is in thousands as at the end of the year.
(5)	“Weighted average number of shares for Basic earnings per share” and “Weighted average number of shares for Diluted earnings per share” are in thousands.
(6)	The 2008 “Net cash flows from operating activities” include a reclassification for foreign exchange results on working capital balances.

(7)	Capital expenditures including intangible assets, represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.
(8)	Cash and cash equivalents includes €5.0 million, €4.8 million, €4.2 million, €3.9 million and €3.9 million as of December 31, 2012, December 31, 2011, December 31, 2010, December 31, 2009 and December 31, 2008, respectively, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

Exchange Rates

We publish our financial statements in euro. The conversion of euro into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rates of euro into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euro to U.S. dollars and from U.S. dollars to euro in this annual report were made at a rate of €1.00 to U.S. $ 1.3186, the noon buying rate in effect as of December 31, 2012. We make no representation that any euro or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between the euro and the U.S. dollar for the periods indicated.

	Low	High
	(U.S. $ per €1.00)

Month:
October 2012	1.2876	1.3133
November 2012	1.2715	1.3010
December 2012	1.2930	1.3260
January 2013	1.3047	1.3584
February 2013	1.3054	1.3692
March 2013	1.2782	1.3098
April 2013 (through April 19, 2013)	1.2836	1.3141

Average for Period(1)
(U.S. $ per €1.00)

Year ended December 31,:
2008	1.4695
2009	1.3955
2010	1.3211
2011	1.4002
2012	1.2909

Source: Federal Reserve Bank of New York

Note:

(1)	Annual averages are calculated from month-end exchange rates by using the average of the exchange rates on the last day of each month during the year.

On April 19, 2013, the noon buying rate was €1.00 to U.S. $1.3066.

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

Our operating expenses primarily consist of personnel, power and property costs. Personnel and property costs cannot be easily reduced in the short term. Therefore, we are unlikely to be able to reduce significantly our expenses in response to a slowdown in demand for our services or any decrease in revenue. The terms of our leases with landlords for facilities that serve as data centers are typically for 10 to 15 years (excluding our extension options) and do not provide us with an early termination right, while our colocation contracts with customers are initially typically for only three to five years. As at December 31, 2012, 39% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Our personnel costs are fixed due to our contracts with our employees having set notice periods and local law limitations in relation to the termination of employment contracts. In respect of our power costs, there is a minimum level of power required to keep our data centers running irrespective of the number of customers using them so our power costs may exceed the amount of revenue derived from power. We could have higher than expected levels of unused capacity in our data centers if, among other things:

•	our existing customers contracts are not renewed and those customers are not replaced by new customers;

•	internet and telecommunications equipment becomes smaller and more compact in the future;

•	there is an unexpected slowdown in demand for our services; or

•	we are unable to terminate or amend our leases when we have underutilized space at a data center.

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

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2012 we invested €178.3 million in property, plant and equipment (€172.0 million) and intangible assets (€6.3 million). In the year-ended December 31, 2011, we invested €162.0 million in property, plant and equipment (€154.6 million) and intangible assets (€7.4 million). Investments in property, plant and equipment includes expansion, upgrade, maintenance and general administrative IT equipment. Investments in intangible assets include power grid rights and software development.

We expect to continue to invest as we expand our data center footprint and increase our Equipped Space based on demand in our target markets. Our total annual investment in property, plant and equipment includes maintenance and replacement capital expenditures. Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long term such expenses will be between 4% and 6% of total revenue. Except for two Paris data centers (PAR3 and PAR5), acquired in December 2011, our Schiphol-Rijk data center premises (AMS6), acquired in February 2012, and freehold land in Paris (PAR7) reported as a financial lease, we typically lease space for a data center and begin building it out before we have entered into agreements with customers to cover the capacity of the data center. In some cases, we enter into lease agreements for data centers or begin expansions at our existing data centers without any pre-existing customer commitments to use the additional space that will be created. If we open a new data center or complete an expansion at an existing data center, we will be required to pay substantial up-front and ongoing costs associated with that data center, including leasehold improvements, basic overhead costs and rental payments regardless of whether or not we have any agreements with customers to fill the space.

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

Except for two Paris data centers (PAR3 and PAR5), acquired in December 2011, and the Schiphol-Rijk data center premises (AMS6), acquired in February 2012, and freehold land in Paris (PAR7) reported as a financial lease, we do not own the property on which our data centers are located and instead lease the majority of our data center space. We generally enter into leases for initial periods of 10 to 15 years (excluding renewal options). The majority of our leases are subject to an annual inflation-linked increase in rent and, on renewal (or earlier in some cases), the rent we pay may be reset to the current market rate. There is, therefore, a risk that there will be significant rent increases when the rent is reviewed. Our leases in France, Ireland, Belgium and the United Kingdom do not contain contractual options to renew or extend those leases, and we have exhausted or may in the future exhaust such options in other leases. With respect to our operating leases in France, certain landlords may terminate our operating leases following the expiration of the original lease period (being 12 years from the commencement date), and the other leases in France may be terminated by the landlords at the end of each three year period upon giving six months prior notice in the event the landlord wishes to carry out construction works to the building. The non-renewal of leases for our existing data center locations, or the renewal of such leases on less favorable terms, is a potentially significant risk to our ongoing operations. We would incur significant costs if we were forced to vacate one of our data centers due to the high costs of relocating our own and our customers’ equipment, installing the necessary infrastructure in a new data center and, as required by most of our leases, reinstating the vacated data center to its original state. In addition, if we were forced to vacate a data center, we could lose customers that chose our services based on location. If we fail to renew any of our leases, or the renewal of any of our leases is on less favorable terms and we fail to increase revenues sufficiently to offset the higher rental costs, this could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, we are susceptible to fluctuations in power costs in all of the locations in which we operate. Clients have two options with respect to power usage. They can either (i) pay for power usage in “plugs” in advance (typically included in the total cabinet price), which are contractually defined amounts of power per month, for which the customer must pay in full, regardless of how much power is actually used; or (ii) pay for their actual power usage in arrears on a metered basis. While we are contractually able to recover power cost increases from our customers, some portion of the increased costs may not be recovered or recovered in a delayed fashion based on commercial reasons and as a result, may have a negative impact on our results of operations.

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

The ability to increase the power capacity or power infrastructure of a data center, should we decide to, is dependent on several factors including, but not limited to, the local utility’s ability and willingness to provide additional power, the length of time required to provide that power and/or whether it is feasible to upgrade the electrical infrastructure and cooling systems of a data center to deliver additional power to customers.

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

A significant percentage of our Monthly Recurring Revenue is generated by contracts with terms of one year or less remaining. If those contracts are not renewed, or if their pricing terms are negotiated downwards, our business, financial condition and results of operations would be materially adversely affected.

The majority of our initial customer contracts are entered into on a fixed-term basis for periods from three to five years, which, unless terminated in advance, are automatically renewed for subsequent one-year periods. Please see Item 4 “Information on the Company—Customer Contracts.” As at December 31, 2012, 39% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Consequently, a large part of our customer base could either terminate their contracts with us at relatively short notice, or seek to re-negotiate the pricing of such contracts downwards, which, if either were to occur, would have a material adverse effect on our business, financial condition and results of operations.

Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

As at December 31, 2012, we had €28.0 million of recognized and €1.5 million of unrecognized, net deferred tax assets. We cannot assure you that we will generate sufficient profit in the relevant jurisdictions to utilize these deferred tax assets fully or that the tax loss availability will not expire before we have been able to fully utilize them. In addition, applicable law could change in one or more jurisdictions in which we have deferred tax assets, rendering such assets unusable. Either such event would cause us to pay taxes in greater amounts than would otherwise occur, which may have a material adverse effect on our results of operations.

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

We have a significant amount of debt and expect to incur additional debt to support our growth. As of December 31, 2012, our total indebtedness was approximately €292.0 million, our stockholders’ equity was €375.6 million and our cash and cash equivalents totaled €68.7 million. Our substantial amount of debt could have important consequences. For example, it could:

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

We may also need to refinance a portion of our outstanding debt as it matures, such as our €260.0 million 9.50% senior secured notes due in February 2017 and the €10.0 million mortgage due in November 2017. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could materially adversely affect our financial condition, cash flows and results of operations

If we increase our indebtedness by borrowing under our revolving credit facility or incur other new indebtedness, the risks described above would increase.

Our insurance may not be adequate to cover all losses.

The insurance we maintain covers material damage to property, business interruption and third-party liability. This insurance contains limitations on the total coverage for damage due to catastrophic events, such as flooding or terrorism. In addition, there is an overall cap on our general insurance coverage per data center in any one year. There is, therefore, a risk that if one or more data centers were damaged, the total amount of the loss would not be recoverable by us.

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

We have service level agreements with substantially all of our customers in which we provide various guarantees regarding our level of service. Our inability to provide services consistent with these guarantees may lead to large losses for our customers, who consequently may be entitled to service credits for their accounts or to terminate their relationship with us. We have issued service credits to customers in the past due to our failure to meet service level commitments and we may do so in the future. We cannot be sure that our customers will accept these service credits as compensation in the future. Our failure or inability to meet a customer’s expectations or any deficiency in the services we provide to customers could result in a claim against us for substantial damages. Provisions contained in our agreements with customers attempting to limit damages, including provisions to limit liability for damages, may not be enforceable in all instances or may otherwise fail to protect us for liability damages.

We could be subject to costs, as well as claims, litigation or other potential liability, in connection with risks associated with the security of our data centers.

One of our key service offerings is our high level of physical premises security. Many of our customers entrust their key strategic IT services and applications to us due, in part, to the level of security we offer. If anyone is able to breach our security, they could physically damage our and our customers’ equipment and/or misappropriate either our proprietary information or the information of our customers or cause interruptions or malfunctions in our operations.

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

Our reporting currency for purposes of our financial statements is the euro. We also, however, earn revenues and incur operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner, Swedish krona and US dollars. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage the risk of our foreign currency exposure.

The slowdown in global economies and their delayed recovery may have an impact on our business and financial condition in ways that we cannot currently predict.

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

Additionally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our ability to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

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

•	the possibility of loss or reduction in value of acquired businesses;

•	the possibility that carriers may find it cost-prohibitive or impractical to bring fiber and networks into a new data center;

•	the possibility of litigation or other claims in connection with or as a result of an acquisition, including claims from terminated employees, customers, former stockholders or other third parties;

•

the possibility of pre-existing undisclosed liabilities, including but not limited to lease or landlord related liability, environmental or asbestos liability, for which insurance coverage may be insufficient or unavailable; and

•	the possibility that we will not have sufficient customer demand to realize expected returns on these investments.

The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We focus on the development of communities of interest within customer segments and the attraction of magnetic customers. Our failure to attract, grow and retain these communities of interest could harm our business and operating results.

Our ability to maximize revenue growth depends on our ability to develop and grow communities of interest within our target customer segments such as network providers, managed service providers, financial services, enterprises and digital media and distribution. Within each community, there are certain customers, which we consider to be magnetic customers as we believe they make it attractive to other customers to be in our data centers. Our ability to attract magnetic customers to our data centers will depend on a variety of factors, including the presence of multiple carriers, the mix of our offerings, the overall mix of customers, the presence of other magnetic customers, the data center’s operating reliability and security and our ability to effectively market our offerings. We may not be able to attract magnetic customers and thus be unsuccessful in the development of our communities of interest. This may hinder the development, growth and retention of customer communities of interest and adversely affect our business, financial condition and results of operations.

Consolidation may have a negative impact on our business model.

If customers combine businesses, they may require less colocation space, which could lead to churn in our customer base. Competitors in some of our markets may also consolidate, which can make it more difficult for us to compete. Consolidation of our customers and/or our competitors may present a risk to our business model and have a negative impact on our revenues.

Risks Related to our Industry

The European data center industry has suffered from over-capacity in the past, and a substantial increase in the supply of new data center capacity and/or a general decrease in demand for data center services could have an adverse impact on industry pricing and profit margins.

The European data center industry has previously suffered from overcapacity. For example, certain Internet-based customers have previously contracted to use more space than necessary to meet their needs and in the periods following adverse market conditions, the number of Internet-related business failures increased significantly, resulting in high levels of customer churn due to the termination or non-renewal of contracts.

A substantial increase in the supply of new data center capacity in the European data center market and/or a general decrease in demand, or in the rate of increase in demand, for data center services could have an adverse impact on industry pricing and profit margins. If there is insufficient customer demand for data center services, our business, financial condition and operating results would be adversely affected.

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

Due to the high volume of important data that passes through data centers, there is a real risk that terrorists seeking to damage financial and technological infrastructure view data centers generally, and those in concentrated areas specifically, as potential targets. These factors may increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business, financial condition and results of operations if we were unable to pass such costs on to our customers. These circumstances may also adversely affect the ability of companies, including us, to raise capital. We may not have adequate property and liability insurance to cover terrorist attacks.

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

In addition, as a consumer of substantial amounts of electricity, we may be affected by the CRC Energy Efficiency Scheme, or the Scheme. The CRC Energy Efficiency Scheme Order 2010 entered into force on March 22, 2010, introducing a mandatory UK-wide emissions trading scheme from April 1, 2010. The Scheme applies to organizations that have at least one settled half hourly meter and that also consume over 6000 MWh per year of half-hourly metered electricity in the qualification year for the relevant phase (which for the first phase of the Scheme was calendar year 2008). Qualifying organizations have to comply with the Scheme or face criminal and civil penalties. Participants are required to purchase emissions allowances from the UK Government to cover CRC emissions from energy supplies for which they are responsible in each year of the Scheme. Allowances equal to the quantity of CRC emissions for the relevant energy supplies from 2011-2012 compliance period had to be surrendered by 28 September 2012. The cost of the allowances for the initial period of the Scheme is £12 per tonne CO2, although the cost of each allowance will increase in the later years of the Scheme. The UK Government has announced that in the 2014-2015 compliance period, the price of allowances will rise to £16 per tonne of CO2 and from the 2015-2016 compliance period, the price will rise in line with the retail prices index. In Phase 2 of the Scheme, there will be two fixed price allowance sales for each compliance year, with no cap. In the 2012 Autumn Statement, the UK Chancellor announced that the tax element of the scheme will be a high priority for removal when public finances allow. However, it is unclear what this means, but it could result in the termination of allowance sales completely or the reinstatement of the revenue recycling element of the Scheme. Potential impacts of the Scheme on our data centers in the UK include, the costs associated with improving energy efficiency in order to reduce electricity consumption and hence costs of allowances and the administrative and compliance costs of participating in the Scheme.

The Scheme is currently being simplified by the UK Government in an effort to reduce participants’ administrative costs, and measures to be introduced include assessing qualification on the basis of supplies through settled half-hourly meters only, abolishing the Performance League Table from 2013 (although the Environment Agency will still publish participants’ aggregated energy use and emissions data) and disapplying the Scheme’s supply rules to climate change agreement facilities and EU ETS installations. The Government has also said it will review the effectiveness of the Scheme in 2016.

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard (including the EU Energy End-Use Efficiency and Energy Services Directive (Directive 2006/32/EC)). It is possible that the resulting legislation will mean that service providers, including us, that consume energy could incur increased energy costs, and/or caps on energy use. The European Union is continuing to implement its Climate and Energy Package legislation with a 20% greenhouse gas emissions reduction target against 1990 for the 2013-2020 period and, following the December 2011 Durban climate summit, is actively involved in the extension of the Kyoto Protocol beyond 2012. The national targets, covering the period 2013-2020, are differentiated according to European Union member states’ relative wealth. They range from a 20% emissions reduction (compared to 2005) by the richest European Union member states to a 20% increase by the least wealthy (although this will still require a limitation effort by all countries). European Union member states must report on their emissions annually under the European Union monitoring mechanism. It is expected that this commitment may give rise to future domestic legislation relating to energy efficiency across the jurisdictions in which we have data centers and this may affect our business.

Non-compliance with, or liabilities under, existing or future environmental or health and safety laws and regulations, including failure to hold requisite permits, or the adoption of more stringent requirements in the future, could result in fines, penalties, third-party claims and other costs that could have a material adverse effect on us.

Risks Related to Our Ordinary Shares

The market price for our ordinary shares may continue to be volatile.

From January 1, 2012 to December 31, 2012, the closing sale price of our common stock on the NYSE ranged from $13.57 to $23.76 per share. The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or utilize our existing or obtain a new credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would limit our ability to pay dividends or require us to seek consents for the payment of dividends, increase our vulnerability to general adverse economic and industry conditions, limit our ability to pursue our business strategies, require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs, and limit our flexibility in planning for, or reacting to, changes in our business and our industry. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As of April 1, 2013, private equity investment funds affiliated with Baker Capital indirectly own 30.20 % of our equity. Upon completion of our initial public offering, we entered into a shareholders agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our board of directors, including the right to nominate the chairman of our board of directors. Please see Item 7: “Major Shareholders and Related Party Transactions”, “Related Party Transactions—Shareholders Agreement with Baker Capital.” As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or that do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company and might ultimately affect the market price of our ordinary shares.

We are a foreign private issuer and, as a result, and as permitted by the listing requirements of the New York Stock Exchange, we may rely on certain home country governance practices rather than the corporate governance requirements of the New York Stock Exchange.

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

For an overview of our corporate governance principles, see Item 16G “Corporate Governance.” As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

You may be unable to enforce judgments obtained in U.S. courts against us.

We are incorporated under the laws of The Netherlands, and all or a substantial portion of our assets are located outside of the United States and certain of our directors and officers and certain other persons named in this annual report are, and will continue to be, non-residents of the United States. As a result, although we have appointed an agent for service of process in the United States, it may be difficult or impossible for United States investors to effect service of process within the United States upon us or our non-U.S. resident directors and officers or to enforce in the United States any judgment against us or them including for civil liabilities under the United States securities laws. Any judgment obtained in any United States federal or state court against us may, therefore, have to be enforced in the courts of The Netherlands, or such other foreign jurisdiction, as applicable. Because there is no treaty or other applicable convention between the United States and The Netherlands with respect to legal judgments, a judgment rendered by any United States federal or state court will not be enforced by the courts of The Netherlands unless the underlying claim is relitigated before a Dutch court. Under current practice, however, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim (i) if that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) if that judgment does not contravene public policy of The Netherlands and (iii) if the jurisdiction of the United States federal or state court has been based on grounds that are internationally acceptable. Investors should not assume, however, that the courts of The Netherlands, or such other foreign jurisdiction, would enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the United States securities laws or that such courts would enforce, in original actions, liabilities against us predicated solely upon such laws.

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

If our internal controls over financial reporting are found to be ineffective, our financial results or our stock price may be adversely affected.

Our most recent evaluation of our internal controls resulted in our conclusion that, as of December 31, 2012, our internal controls over financial reporting were effective. Our ability to manage our operations and growth, and other systems upgrades designed to support our growth, will require us to develop our controls and reporting systems and implement or adopt new controls and reporting systems. If in the future our internal control over financial reporting is found to be ineffective, or if a material weakness is identified in our controls over financial reporting, our financial results may be adversely affected. Investors may also lose confidence in the reliability of our financial statements which could adversely affect our stock price.

ITEM 4: INFORMATION ON THE COMPANY

Overview

We are a leading provider of carrier-neutral colocation data center services in Europe. We support approximately 1,300 customers through 33 data centers in 11 countries enabling them to protect, connect, process and distribute their most valuable information. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media between carriers and customers, creating an environment that we refer to as a community of interest.

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

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid the main data center markets in Europe. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 450 carriers and Internet service providers and 18 European Internet exchanges. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

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

Space

Each of our data centers houses our customers’ IT infrastructure in a highly connected facility, designed and outfitted to ensure a high level of network reliability. This service provides space and power to our clients to deploy their own IT infrastructure. Customers can choose individual cabinets or a secure cage or an individual room depending on their space and security requirements.

Power

Each of our data centers is equipped to offer our customers high power availability. Since the availability of power is essential to the operation of our data centers, we provide power backup in case of outage as the availability of power is essential to the operation of a data center. The vast majority of our data centers have redundant grid connections and all of our data centers have a power backup installation in case of outage. Generators in combination with uninterrupted power supply, or UPS, system, endeavor to ensure maximum availability. We provide a full range of output voltages and currents and we offer our customers a choice of guaranteed levels of availability between 99.9% and 99.999%.

Connectivity

We provide connectivity services that allow our customers to connect their IT infrastructure. These services offer connectivity with more than 450 telecommunications carriers and allow our customers to reduce costs while enhancing the reliability and performance associated with the exchange of Internet and other data traffic. Our connectivity options offer our customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers and some of the most important sources of IP data, content and distribution in the world.

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

Customers

We categorize our customers into customer segments including: digital media and distribution, enterprises, financial services, managed services providers and network providers. We have approximately 1,300 customers. The majority of our customers have entered into contracts with us for an initial three to five year term, which are typically renewed perpetually and automatically for successive one year periods.

In the year ended December 31, 2012, 32% of our Recurring Revenue came from our top 20 customers, 21% of our Recurring Revenue came from our top 10 customers and no single customer accounted for more than 5% of our Recurring Revenue.

The following table sets forth some of our representative customers by segment:

Digital Media and Distribution	Enterprises	Financial Services	Cloud Service Providers	Network Providers
Akamai	Bacardi	ABN Amro Bank N.V.	Hewlett-Packard	AT&T
Bwin	Canon	Aviva	IBM	British Telecom
Crytek	Ferovial	Interactive Data 7ticks	Terremark	Bouygues Telecom
Internap	Lease Plan	LME		Interoute Communications
I-stream Planet	Pfizer	NYSE Euronext
Limelight		Trading Technologies		Colt Technology Services
RTL Interactive		Sungard
Fixnetix

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

Customer Contracts

Our customers typically sign contracts for the provision of colocation space together with basic service level agreements that provide for support services and other managed services. Unless customers notify us of their intention to terminate, which is typically 90 days in advance of the end of the contract period, contracts (a majority of which have an initial term of three to five years) typically renew perpetually and automatically for successive one year periods. However, where beneficial to us we will, prior to the expiry of a customer contract, seek to re-negotiate and re-sign with a customer (generally for a minimum one-year period). Our contracts generally allow us the option to increase prices in accordance with local price indices in each jurisdiction and we are able to adjust the amount charged for power at any time and as frequently as necessary during the life of the contract to account for any increases in power costs we are charged by our suppliers.

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

Customer Accounts

Fees are typically invoiced quarterly in advance, with the exception of metered power usage which is invoiced monthly in arrears. On new contracts, we generally require deposits, which we are able to use to cover any non-payment of invoices. If accounts are not paid on time, we ultimately seek recovery through the court system.

Sales and Marketing

Our sales and marketing teams focus on proactively identifying and converting opportunities for both existing customers and prospects within our target segments, to expand customers’ space within our data center portfolio.

Sales

We sell our products and services through local direct sales forces and a centralized Major Accounts Team and by attending tradeshows, networking events and industry seminars. Our Major Accounts Team focuses on maximizing revenues across our European footprint from our largest customers and on identifying and developing new major accounts. We utilize a number of indirect channel partners in the United States to secure both referrals and orders from companies based out of the United States.

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

Customer Segmentation

Our marketing organization is responsible for the identification of high-growth customer segments and associated companies therein that we wish to target in order to build the community of interest and develop value proposition to enable success in our chosen markets. Our marketing organization is also responsible for business development of key magnetic and strategic accounts in each segment working with sales in order to build our communities of interest. Magnetic companies when present in our data centers, attract other interested members to join the community. The magnetic effect can be a consequence of the application, data or capability that they place in our data centers. A company in one of our segments is considered “strategic” if its presence adds value to the community of interest by increasing the magnetism of the community. This can be achieved by virtue of its brand and the associated added value to Interxion and the community.

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

Employees

As of December 31, 2012 we had a total of 399 employees (full time equivalents, excluding contractors and interim staff) of which 216 employees worked in operations and support, 87 employees worked in sales and marketing and 96 employees served general and administrative roles. Of our employees 298 were based in countries where we have operations and 101 employees worked from our headquarters near Amsterdam and corporate offices in London as of December 31, 2012. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees are subject to collective bargaining agreements.

Leases

Except for two of our Paris data centers (PAR3 and PAR5), acquired in December 2011, the Schiphol-Rijk data center premises (AMS6), acquired in February 2012, and freehold land in Paris (PAR7) reported as a financial lease, we do not own any other data centers and instead lease our data center space. We generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms of 10 to 15 years with tenant-only rights to extend the lease with multiple 5-year increments, or alternatively through tenant-only rights to terminate the lease in year 10 or year 15. Our leases generally have Consumer Price Index based annual rent increases over the full term of the lease.

Data Center Operations

We have 33 carrier-neutral data centers in 13 metropolitan areas in 11 countries, representing approximately 82,300 square meters of maximum equippable space (as of December 31, 2012). Maximum equippable space is the maximum amount of space in our data centers which is designed to be used and sold as Equipped Space.

All of our data centers are located in Europe and all of our revenues are generated in Europe. For more information on the geographic breakdown of our revenues, see Note 5 of our 2012 consolidated financial statements, included elsewhere herein.

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

The following table presents the key characteristics of our data centers.

Country	Location	Ready for service Quarter	Maximum Equippable Space as of December 31, 2012
			Square Meters
Austria	Vienna	Third Quarter, 2000	4,700
Belgium	Brussels	Third Quarter, 2000	4,800
Denmark	Copenhagen	Third Quarter, 2000	3,500
France	Paris—1	First Quarter, 2000	1,400
France	Paris—2	Third Quarter, 2001	3,000
France	Paris—3	Third Quarter, 2007	2,000
France	Paris—4	Third Quarter, 2007	1,300
France	Paris—5	Fourth Quarter, 2009	4,100

Country	Location	Ready for service Quarter	Maximum Equippable Space as of December 31, 2012
France	Paris—6	Third Quarter, 2009	1,400
France	Paris—7	Second Quarter, 2012	4,700
Germany	Dusseldorf	Second Quarter, 2000	2,800
Germany	Frankfurt—1	First Quarter, 1999	500
Germany	Frankfurt—2	Fourth Quarter, 1999	1,100
Germany	Frankfurt—3	First Quarter, 2000	2,100
Germany	Frankfurt—4	First Quarter, 2001	1,400
Germany	Frankfurt—5	Third Quarter, 2008	1,700
Germany	Frankfurt—6	Second Quarter, 2010*	2,200
Germany	Frankfurt—7	First Quarter, 2012	1,500
Ireland	Dublin—1	Second Quarter, 2001	1,100
Ireland	Dublin—2	First Quarter, 2010	2,400
The Netherlands	Amsterdam—1	First Quarter, 1998	600
The Netherlands	Amsterdam—2	First Quarter, 1999	700
The Netherlands	Amsterdam—3	Fourth Quarter, 1999	3,100
The Netherlands	Amsterdam—4**	Fourth Quarter, 2000	**
The Netherlands	Amsterdam—5	Fourth Quarter, 2008***	4,300
The Netherlands	Amsterdam—6	Third Quarter, 2012	4,400
The Netherlands	Hilversum	Third Quarter, 2001	800
Spain	Madrid—1	Third Quarter, 2000	4,000
Spain	Madrid—2	Fourth Quarter, 2012	1,700
Sweden	Stockholm	Third Quarter, 2000	1,900
Switzerland	Zurich	Fourth Quarter, 2000	6,400
UK	London—1	Third Quarter, 2000	5,200
UK	London—2	Third Quarter, 2012	1,500

Total			82,300

Note:

*	FRA6 maximum equippable space increased by 600 square meters as result of a new expansion to FRA6.
**	The maximum equippable space of Amsterdam—4 is included in the maximum equippable space of Amsterdam—1.
***	AMS5 maximum equippable space decreased by 200 square meters as result of specific design decisions made at the completion of the full AMS5 data center.

Seasonality

The Company’s operations are not significantly exposed to seasonality.

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

Carrier-Operated Data Centers

Carriers that operate their own data centers in Europe include AT&T, BT, Cable & Wireless, Colt Technology Services and Verizon.

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

In addition, as a consumer of substantial amounts of electricity, we may be affected by the CRC Energy Efficiency Scheme, or the Scheme. The CRC Energy Efficiency Scheme Order 2010 entered into force on March 22, 2010, introducing a mandatory UK-wide emissions trading scheme from April 1, 2010. The Scheme applies to organizations that have at least one settled half hourly meter and that also consume over 6000 MWh per year of half-hourly metered electricity in the qualification year for the relevant phase (which for the first phase of the Scheme was calendar year 2008). Qualifying organizations have to comply with the Scheme or face criminal and civil penalties. Participants are required to purchase emissions allowances from the UK Government to cover CRC emissions from energy supplies for which they are responsible in each year of the Scheme. Allowances equal to the quantity of CRC emissions for the relevant energy supplies from 2011-2012 compliance period had to be surrendered by 28 September 2012. The cost of the allowances for the initial period of the Scheme is £12 per tonne CO2, although the cost of each allowance will increase in the later years of the Scheme. The UK Government has announced that in the 2014-2015 compliance period, the price of allowances will rise to £16 per tonne of CO2 and from the 2015-2016 compliance period, the price will rise in line with the retail prices index. In Phase 2 of the Scheme, there will be two fixed price allowance sales for each compliance year, with no cap. In the 2012 Autumn Statement, the UK Chancellor announced that the tax element of the scheme will be a high priority for removal when public finances allow. However, it is unclear what this means, but it could result in the termination of allowance sales completely or the reinstatement of the revenue recycling element of the Scheme. Potential impacts of the Scheme on our data centers in the UK include, the costs associated with improving energy efficiency in order to reduce electricity consumption and hence costs of allowances and the administrative and compliance costs of participating in the Scheme.

The Scheme is currently being simplified by the UK Government in an effort to reduce participants’ administrative costs, and measures to be introduced include assessing qualification on the basis of supplies through settled half-hourly meters only, abolishing the Performance League Table from 2013 (although the Environment Agency will still publish participants’ aggregated energy use and emissions data) and disapplying the Scheme’s supply rules to climate change agreement facilities and EU ETS installations. The Government has also said it will review the effectiveness of the Scheme in 2016.

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard (including the EU Energy End-Use Efficiency and Energy Services Directive (Directive 2006/32/EC)). It is possible that the resulting legislation will mean that service providers that consume energy, such as us, may incur increased energy costs, and/or caps on energy use. The European Union is continuing to implement its Climate and Energy Package legislation with a 20% greenhouse gas emissions reduction target against 1990 for the 2013-2020 period and, following the December 2011 Durban climate summit, is actively involved in the extension of the Kyoto Protocol beyond 2012. The national targets, covering the period 2013-2020, are differentiated according to European Union member states’ relative wealth. They range from a 20% emissions reduction (compared to 2005) by the richest European Union member states to a 20% increase by the least wealthy (although this will still require a limitation effort by all countries). European Union member states must report on their emissions annually under the European Union monitoring mechanism. It is expected that this commitment may give rise to future domestic legislation relating to energy efficiency across the jurisdictions in which we have data centers and this may affect our business.

As an operator of data centers which act as content and connectivity hubs that facilitate the storage, sharing and distribution of data, content and media for customers, we have in place an Acceptable Use Policy which applies to all of our customers using Internet connectivity services provided by us and which requires our customers to respect all legislation pertaining to the use of Internet services, including email.

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

Our subsidiaries perform various tasks, such as servicing our clients, operating our data centers, customers support, and providing management, sales and marketing support to the Group.

The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our most significant subsidiaries based on revenues and total assets:

Entity	Country of incorporation	Ownership %	Activity
InterXion HeadQuarters B.V.	The Netherlands	100%	Management
Interxion Europe Ltd	United Kingdom	100%	Management
InterXion Operational B.V.	The Netherlands	100%	Management/Holding
InterXion Nederland B.V.	The Netherlands	100%	Provision of co-location services
InterXion Datacenters B.V.	The Netherlands	100%	Data center sales & marketing
InterXion Real Estate Holding B.V.	The Netherlands	100%	Real estate management/Holding
InterXion Real Estate I B.V.	The Netherlands	100%	Real estate
InterXion Real Estate IV B.V.	The Netherlands	100%	Real estate
InterXion Österreich GmbH	Austria	100%	Provision of co-location services
InterXion Belgium N.V.	Belgium	100%	Provision of co-location services
InterXion Danmark ApS	Denmark	100%	Provision of co-location services
Interxion France SAS	France	100%	Provision of co-location services
Interxion Real Estate II SARL	France	100%	Real estate
Interxion Real Estate III SARL	France	100%	Real estate
InterXion Deutschland GmbH	Germany	100%	Provision of co-location services
InterXion Ireland Ltd	Ireland	100%	Provision of co-location services
Interxion España SA	Spain	100%	Provision of co-location services
InterXion Sverige AB	Sweden	100%	Provision of co-location services
InterXion (Schweiz) AG	Switzerland	100%	Provision of co-location services
InterXion Carrier Hotel Ltd.	United Kingdom	100%	Provision of co-location services

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

Overview

We are a leading carrier-neutral colocation data center services provider in Europe. Our core offering is carrier-neutral colocation services, which we sell to approximately 1,300 customers. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

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

We are headquartered near Amsterdam, The Netherlands, and deliver our services through 33 data centers in 11 countries strategically located in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid, which are the main data center markets in Europe. Because our data centers are located in close proximity to the intersection of telecommunications fiber routes and power sources, we are able to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Our data centers house connections to more than 450 carriers and Internet service providers and 18 European Internet exchanges, which allows our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers and Internet service providers, and to other customers, fosters the development of value-added communities of interest, which are important to customers in each of our segments: network providers, cloud services providers, enterprises, financial services and digital media. Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community to both existing and potential customers.

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

The following table presents our future committed revenues expected to be generated from our fixed-term customer contracts as of December 31, 2012, 2011 and 2010.

	2012	2011	2010
	(€’000)
Within 1 year	204,164	139,475	154,634
Between 1 to 5 years	240,951	201,620	149,900
After 5 years	105,069	103,934	18,606

Total	550,184	445,029	323,140

Revenues are recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable taking into account any discounts or volume rebates.

The Group reviews transactions for separately identifiable components and if necessary applies individual recognition treatment, in which revenues are allocated to separately identifiable components based on their relative fair values.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenues and lease income are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognized in profit or loss on a straight-line basis over the initial term of the customer contract. Power revenues are recognized based on customers’ usage and are generally matched with the corresponding costs.

Other services revenue, including managed services, connectivity and customer installation services, including equipment sales, are recognized when the services are rendered. Certain installation services and equipment sales, which by their nature are non-recurring, are presented as non-recurring revenues and are recognized upon delivery of service.

Deferred revenues relating to invoicing in advance and initial setup fees are carried on the statement of financial position as part of trade payables and other liabilities. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

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

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of December 31, 2012 we employed 399 full-time employees: 216 in operations and support; 87 in sales and marketing; and 96 served general and administrative roles. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also allows us to leverage existing personnel within a data center campus.

In 2010, 2011 and 2012, we invested resources in sales and marketing personnel to engage with our existing and potential customers on an industry basis. This has enabled us to establish closer relationships with our customers thereby allowing us to understand and anticipate their needs and to forecast demand and helping us plan the scope and timing of our expansion activities.

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

Except for two of our Paris data centers (PAR3 and PAR5), acquired in December 2011, the Schiphol-Rijk data center premises (AMS6), acquired in February 2012, and freehold land in Paris (PAR7) reported as a financial lease, we do not own any other data centers and instead lease our data center space. We generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms of 10 to 15 years with tenant-only rights to extend the lease with multiple 5-year increments, or alternatively through tenant-only rights to terminate the lease in year 10 or year 15. Our leases generally have fixed annual rent increases over the full term of the lease.

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

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60.0 million revolving credit facility and the €260.0 million 9.5% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently, than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

Onerous lease contracts are those in which we expect losses to be incurred in respect of unused data center sites over the term of the lease contract. Provisions for these leases are based upon the present value of the future contracted payout under these leases, and movements in the provision for onerous lease contracts are reflected on our income statement. We sublease portions of these unused sites to third parties and treat the income from these subleases as other income.

The provision for onerous lease contracts principally relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This expansion program, closely matched to both customer demand and available capital resources, has continued since that time. We do not commit to a phase of an expansion or construction of a data center unless we have cash and committed capital available to complete the phase. Since 2006, we have raised debt capital to fund our expansion program, and this has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs of the data center. We refinanced the Company’s debt in February 2010 when we issued €200 million of 9.5% senior secured notes, which was primarily used to repay existing debt, and a further tap offering of €60 million in November 2010. For the full year 2012, the major components of net finance expense consisted of interest expense of €17.2 million and interest income of €0.9 million. For the full year 2011, the major components of net finance expense consisted of interest expense of €23.9 million and interest income of €2.3 million. The decrease in net finance expense for the year ended December 31, 2012 was due primarily to the increased capitalization of borrowing costs during the period of construction of new data center space. We capitalized €9.2 million of borrowing costs during the period of construction of new data center space in the year ended December 31, 2012 and €2.6 million in the year ended December 31, 2011. For the year 2010, the major components of net finance expense consisted of interest expense of €18.8 million and a €10.2 million one-time write off of costs associated with the refinancing in February 2010 together with an unwinding of interest on provisions that had been discounted to their present value at initial recognition.

We fund the expansion programs within operating entities principally through intra-group loans. Since 2008, exchange differences arising, if any, on net investments including receivables from or payable to a foreign operation, are recognized directly in the foreign currency translation reserve within equity in accordance with IAS 21. Prior to 2008, these exchange differences were recognized as net finance expense or income.

We discuss our capital expenditures and our capital expansion program below in “—Liquidity and Capital Resources.”

Income Tax Expense

Since inception we have generated significant tax loss carry forwards in all of our jurisdictions. In 2006, we became taxable income positive and began offsetting our tax loss carry forwards against taxable profits. As at December 31, 2012 we have recognized most of our tax loss carry forwards. We will continue to recognize the remaining deferred tax loss carry forwards progressively as we become profitable in the respective jurisdictions. We expect to be able to continue to use our tax loss carry forwards to minimize cash taxes going forward.

Segment Reporting

We report our financials in two segments, which we have determined based on our management and internal reporting structure: the first being France, Germany, The Netherlands and UK and the second being the Rest of Europe, which comprises our operations in Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are presented as “corporate and other” and comprise mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases, as further explained below) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities. Segment capital expenditure is the total cost directly attributable to a segment incurred during the period to acquire property, plant and equipment.

Results of Operations

The following table presents our operating results for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,	Year ended December 31,
	2012(1)	2012	2011	2010
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Revenue	365,412	277,121	244,310	208,379
Cost of sales	(149,110)	(113,082)	(101,766)	(91,154)

Gross profit	216,302	164,039	142,544	117,225
Other Income	611	463	487	425
Sales and marketing costs	(26,504)	(20,100)	(17,680)	(15,072)
General and administrative costs
Depreciation, amortization and impairments	(58,009)	(43,993)	(35,552)	(31,108)
Share-based payments	(7,237)	(5,488)	(2,736)	(1,684)
(Increase)/decrease in provision for onerous lease contracts	(1,105)	(838)	(18)	(150)
IPO transaction costs	—	—	(1,725)	—
Other general and administrative costs	(38,139)	(28,924)	(27,227)	(22,950)

General and administrative costs	(104,490)	(79,243)	(67,258)	(55,892)

Operating profit	85,919	65,159	58,093	46,686
Net finance expense	(23,400)	(17,746)	(22,784)	(29,444)

Profit before taxation	62,519	47,413	35,309	17,242
Income tax (expense) / income	(20,810)	(15,782)	(9,737)	(2,560)

Profit for the year attributable to shareholders	41,709	31,631	25,572	14,682

Basic earnings per share	0.62	0.47	0.40	0.33

Adjusted EBITDA (2)	151,659	115,015	97,637	79,203

The following table presents our operating results as a percentage of revenues for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Revenue	100%	100%	100%
Cost of sales	(41)	(42)	(44)

Gross profit	59	58	56
Other income	0	0	0
Sales and marketing costs	(7)	(7)	(7)
General & administrative costs
Depreciation, amortization and impairments	(16)	(15)	(15)
Share-based payments	(2)	(1)	(1)
Increase/(decrease) in provision for onerous lease contracts	0	0	0
IPO transaction costs	0	(1)	0
Other general and administrative costs	(10)	(11)	(11)

General and administrative costs	(29)	(28)	(27)

Operating profit	24	24	22
Net finance expense	(6)	(9)	(14)

Profit before taxation	17	14	8
Income tax (expense) / income	(6)	(4)	(1)

Profit for the year attributable to shareholders	11%	10%	7%

Adjusted EBITDA margin(2)	42%	40%	38%

Notes:

(1)	The operating results for the year ended December 31, 2012 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2012 and for euro into U.S. dollars of €1.00 = U.S. 1.3186. See Item 3 “Key Information—Exchange Rates” for additional information.
(2)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. See “—EBITDA and Adjusted EBITDA” for a more detailed description.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, the most directly comparable IFRS performance measure, for the periods indicated:

	Year ended December 31,	Year ended December 31,
	2012(1)*	2012	2011	2010
	(U.S. $’000)	(€’000)
Other financial data
Operating profit	85,919	65,159	58,093	46,686
Depreciation, amortization and impairments	58,009	43,993	35,552	31,108

EBITDA	143,928	109,152	93,645	77,794
Share-based payments	7,237	5,488	2,736	1,684
Increase/(decrease) in provision for onerous lease contracts(a)	1,105	838	18	150
IPO transaction costs(b)	—	—	1,725	—
Income from sub-leases on unused data center sites	(611)	(463)	(487)	(425)

Adjusted EBITDA(2)*	151,659	115,015	97,637	79,203

Note:

*	References are to the footnotes above.
(a)	“Increase/(decrease) in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(b)	“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

The following table sets forth some of our key performance indicators as of the dates indicated:

	As of December 31,
	2012	2011	2010
Equipped Space(1) (square meters)	74,000	62,800	61,000
Utilization Rate(2)	76	75	72

Notes:

(1)	Equipped Space is the amount of data center space that, on the date indicated, is equipped and either sold or could be sold, without making any additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space which cannot be sold to individual customers, such as corridors.
(2)	Utilization Rate is, on the relevant date, Revenue Generating Space as a percentage of Equipped Space; some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate may not reach 100%.

Years Ended December 31, 2012 and 2011

Revenue

Our revenue for the years ended December 31, 2012 and 2011 was as follows:

	Year ended December 31,				Change
	2012	%	2011	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	259,249	94	228,328	93	30,921	14
Non-recurring revenue	17,872	6	15,982	7	1,890	12

	277,121	100	244,310	100	32,811	13

Revenue increased to €277.1 million for the year ended December 31, 2012 from €244.3 million for the year ended December 31, 2011, an increase of 13%. Recurring revenue increased by 14% and non-recurring revenue increased by 12% from the year ended December 31, 2011 to the year ended December 31, 2012. The period over period growth in recurring revenue was primarily the result of an increase of approximately 9,000 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions.

Cost of Sales

Cost of sales increased to €113.1 million for the year ended December 31, 2012 from €101.8 million for the year ended December 31, 2011, an increase of 11%. Cost of sales was 41% of revenue for the year ended December 31, 2012 and 42% for the year ended December 31, 2011. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €5.8 million in power costs, (ii) an increase of €2.8 million in higher installation and equipment costs and (iii) an increase of €2.5 million in compensation costs. Equipped Space increased by approximately 11,300 square meters during the year ended December 31, 2012 as a result of expansions to existing data centers in Amsterdam, Stockholm and Zurich and to the construction of new data centers in Amsterdam, Frankfurt, London, Paris and Madrid. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Other Income

Other income represents income that we do not consider part of our core business. It includes income from the subleases on unused data center sites.

Sales and Marketing Costs

Our sales and marketing costs increased to €20.1 million for the year ended December 31, 2012 from €17.7 million for the year ended December 31, 2011, an increase of 14%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2012 and 2011.

The increase in sales and marketing costs was primarily a result of an increase of €2.4 million in compensation and related costs due to increases in employee headcount and marketing expenses associated with our continued strategy to invest in our industry focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, share-based payments, increase/(decrease) in provision for onerous lease contracts and other general and administrative costs.

Depreciation, amortization and impairments increased to €44.0 million for the year ended December 31, 2012 from €35.6 million for the year ended December 31, 2011, an increase of 24%. Depreciation, amortization and impairments was 16% of revenue for the year ended December 31, 2012 and 15% for the year ended December 31, 2011. The increase was a result of new data centers and data center expansions.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2012 we recorded share-based payments of €5.5 million, an increase of 101% from the year ended December 31, 2011. The increase was primarily due to a new crisis wage tax payable by employers imposed by the Dutch Government. The wage tax included in share-based payments over options exercised in the year ended December 31, 2012 amounted to € 1.5 million.

In determining Adjusted EBITDA we also add back increase/(decrease) in provision for onerous lease contracts. Following our annual review of the provision for onerous lease contracts, the Company reassessed and increased its provision by €0.8 million.

Other general and administrative costs increased to €28.9 million for the year ended December 31, 2012 from €27.2 million for the year ended December 31, 2011, an increase of 6%. Other general and administrative costs were 10% of revenue for the year ended December 31, 2012 and 11% for the year ended December 31, 2011. The increase in the other general and administrative costs was due to an increase of €1.7 million in compensation costs resulting from headcount growth.

Net Finance Expense

Net finance expense decreased to €17.7 million for the year ended December 31, 2012 from €22.8 million for the year ended December 31, 2011, a decrease of 22%. Net finance expense was 6% of revenue for the year ended December 31, 2012 and 9% of revenue for the year ended December 31, 2011. The decrease in net finance expense for the year ended December 31, 2012 was due primarily to the increased capitalization of borrowing costs during the period of construction of new data center space.

We capitalized €9.2 million of borrowing costs during the period of construction of new data center space in the year ended December 31, 2012 and €2.6 million in the year ended December 31, 2011.

Income Taxes

Income tax expense was €15.8 million for the year ended December 31, 2012 compared to €9.7 million for the year ended December 31, 2011. Income tax expense was 6% of revenue for the year ended December 31, 2012 and 4% of revenue for the year ended December 31, 2011. The increase in income tax expenses was primarily due to an increase in profit before tax and a lower benefit as a result of the recognition of previously unrecognized tax losses, €0.7 million in the year ended December 31, 2012 and €2.7 million benefit realized in the year ended December 31, 2011.

We recorded current tax expenses of €6.2 million for the year ended December 31, 2012 and €5.0 million for the year ended December 31, 2011. We recorded deferred tax expense of €9.6 million for the year ended December 31, 2012 and €4.7 million for the year ended December 31, 2011, arising from the net impact of the utilization of deferred tax assets on tax loss carry-forwards as well as the initial recognition of deferred tax assets on tax loss carry-forwards.

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

Cost of Sales

Cost of sales increased to €101.8 million for the year ended December 31, 2011 from €91.2 million for the year ended December 31, 2010, an increase of 12%. Cost of sales was 42% of revenue for the year ended December 31, 2011 and 44% for the year ended December 31, 2010. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €5.5 million in power costs, (ii) an increase of €1.3 million in higher data center rent costs and (iii) an increase of €0.9 million in compensation costs. Equipped Space increased by approximately 1,800 square meters during the year ended December 31, 2011 as a result of expansions to existing data centers in Dublin, London and Vienna. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Other Income

Other income represents income that we do not consider part of our core business. It includes income from the subleases on unused data center sites.

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

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, share-based payments, increase/(decrease) in provision for onerous lease contracts, IPO transaction costs and other general and administrative costs.

Depreciation, amortization and impairments increased to €35.6 million for the year ended December 31, 2011 from €31.1 million for the year ended December 31, 2010, an increase of 14%. Depreciation, amortization and impairments was 15% of revenue for each of the years ended December 31, 2011 and 2010. The increase was due to new data centers and data center expansions. The increase was partially offset by a reversal of impairment amounting to €0.8 million related to our Swedish data center.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2011 we recorded share-based payments of €2.7 million, an increase of 62% from the year ended December 31, 2010.

In determining Adjusted EBITDA we also add back the increase/(decrease) in provision for onerous lease contracts.

In determining Adjusted EBITDA we also add back IPO transaction costs of €1.7 million incurred in the year ended December 31, 2011.

Other general and administrative costs increased to €27.2 million for the year ended December 31, 2011 from €23.0 million for the year ended December 31, 2010, an increase of 19%. Other general and administrative costs were 11% of revenue for each of the years ended December 31, 2011 and December 31, 2010. The increase in the other general and administrative costs resulted from an increase of €1.8 million in compensation costs associated with a growth in headcount and an increase of €1.3 million in expenses for professional services primarily due to higher public company cost such as the implementation of the Sarbanes-Oxley Act.

Net Finance Expense

Net finance expense for the year ended December 31, 2011 primarily consists of a €23.7 million net interest expense. Net finance expense decreased to €22.8 million for the year ended December 31, 2011 from €29.4 million for the year ended December 31, 2010, a decrease of 23%. Net finance expense was 9% of revenue for the year ended December 31, 2011 and 14% of revenue for the year ended December 31, 2010. The decrease in net finance expense for the year ended December 31, 2011 was due primarily to the one-off charges amounting to €10.2 million associated with the debt refinancing in the first quarter of 2010, which was partially offset by increased interest expense in 2011 due to the greater outstanding principal amount of the Senior Secured Notes as result of the €60.0 million bond tap in November 2010.

We capitalized €2.6 million of finance expense to construction in progress during the year ended December 31, 2011 and €2.0 million during the year ended December 31, 2010.

Income Taxes

Income tax expense was €9.7 million for the year ended December 31, 2011 compared with €2.6 million for the year ended December 31, 2010. Income tax expense was 4% of revenue for the year ended December 31, 2011 and 1% of revenue for the year ended December 31, 2010.

We recorded current tax expenses of €5.0 million for the year ended December 31, 2011 and €1.8 million for the year ended December 31, 2010. We recorded deferred tax expense of €4.7 million for the year ended December 31, 2011 and €0.7 million for the year ended December 31, 2010, arising from the net impact of the utilization of deferred tax assets in connection with tax loss carry-forwards as well as the initial recognition of deferred tax assets on loss carry-forwards.

Liquidity and Capital Resources

As of December 31, 2012, our total indebtedness consisted of (i) €260.0 million 9.50% Senior Secured Notes due 2017, (ii) other debt and finance lease obligations totaling €22.0 million and (iii) mortgages totaling €10.0 million. The borrowing requirements of the company are not subject to significant seasonality. Under our Revolving Credit Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for the mortgage on the AMS 6 leasehold property. The mortgage is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points.

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2012 we invested €178.3 million in property, plant and equipment (€172.0 million) and intangible assets (€6.3 million), of which €164.7 million, including acquisition of AMS 6 data center (€7.5 million), was attributed to expansion capital expenditures and the remainder was attributed to maintenance and other capital expenditures. In the year ended December 31, 2011 we invested €162.0 million in property, plant and equipment (€154.6 million) and intangible assets (€7.4 million), of which €145.7 million, including acquisition of PAR3 and PAR 5 data centers (€19.1 million), was attributed to expansion capital expenditures and the remainder to maintenance and other capital expenditures. In the year ended December 31, 2010, we invested €100.4 million in property, plant and equipment (€98.2 million) and intangibles (€2.2 million). Intangible assets include investments in power grid rights and software development.

Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long-term such expenses will be between 4% and 6% of total revenue.

As of December 31, 2012, we had €68.7 million of cash and cash equivalents of which €5.0 million was restricted cash, mostly denominated in euro. Restricted cash is held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies. As of December 31, 2011, we had €142.7 million of cash and cash equivalents of which €4.8 million was restricted cash, mostly denominated in euro. As of December 31, 2010, we had €99.1 million of cash and cash equivalents of which €4.2 million was restricted cash, mostly denominated in euro. Our primary source of cash is from our financing activities and customer collections.

A limited amount of the Company’s total cash balance may be subject to certain restrictions in select countries that cannot be repatriated without a tax implication. The amount of cash that cannot be repatriated without a tax implication is negligible to the total liquidity of our business.

As of December 31, 2012 our €60.0 million Revolving Credit Facility remained undrawn.

Sources and Uses of Cash

	Year ended December 31,
	2012	2011	2010
	(€’000)
Cash generated from operations	111,701	90,048	85,308

Net cash flows from operating activities	89,082	64,043	74,379
Net cash flows used in investing activities	(179,105)	(161,011)	(100,164)
Net cash flows from financing activities	15,883	140,330	92,748

Net cash flows from operating activities

The increase in net cash flows from operating activities in the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to the improved operating performance and expansion of the Company. The decrease in net cash flows from operating activities in the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily due to higher interest and income tax payments and the decrease in net working capital movements partly offset by the improved operating performance of the Company.

Net cash flows from investing activities

The increases in net cash used in investing activities in the years ended December 31, 2012 and December 31, 2011 were primarily due to capital expenditures in the expansion of existing data centers and the construction of new data centers. The decrease in net cash used in investing activities in the year ended December 31, 2010 was primarily a result of the timing of capital expenditures in the expansion of existing data centers and the construction of new data centers.

Net cash flows from financing activities

Net cash flows from financing activities during the year ended December 31, 2012 was principally the result of €10.0 million in gross proceeds drawn under our new mortgage financing on our AMS6 data center property, and of €8.0 million in gross proceeds from the exercise of options. Net cash flows from financing activities during the year ended December 31, 2011 was primarily the result of €143.0 million in gross proceeds from the issuance of new shares in connection with the IPO partly offset by associated costs and fees. Net cash flows from financing activities during the year ended December 31, 2010 was primarily the result of €254.3 million in gross proceeds from the issuance of the Senior Secured Notes (and after deducting deferred financing fees related to the Revolving Credit Facility), which was partly offset by repayment of our previously outstanding credit facility and associated costs and fees.

We anticipate that cash flows from operating activities and from the utilization of credit available will be sufficient to meet our operating requirements on a short-term (twelve months) and long-term basis, including repayment of the current portion as of December 31, 2012 of our debt as it becomes due, and to complete our publicly announced expansion projects.

Optional Redemption of the Senior Secured Notes

Optional Redemption prior to February 12, 2013 upon Equity Offering

At any time prior to February 12, 2013, upon not less than 30 nor more than 60 days’ notice, we would have been able on any one or more occasions to redeem up to 35% of the aggregate principal amount of Notes at a redemption price of 109.5% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds from one or more Equity Offerings other than an Initial Public Offering within 6 months of the issue date. We may only do this, however, if:

a)	at least 65% of the aggregate principal amount of Notes that were initially issued would remain outstanding immediately after the proposed redemption; and

b)	the redemption occurs within 90 days after the closing of such Equity Offering.

Optional Redemption prior to February 12, 2014

At any time prior to February 12, 2014, upon not less than 30 nor more than 60 days’ notice, we may also redeem all or part of the Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

Optional Redemption on or after February 12, 2014

At any time on or after February 12, 2014 and prior to maturity, upon not less than 30 nor more than 60 days’ notice, we may redeem all or part of the Notes. These redemptions will be in amounts of € 50,000 or integral multiples of € 1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on February 12 of the years set forth below.

Year	Redemption Price
2014	104.750%
2015	102.375%
2016 and thereafter	100.000%

Any optional redemption or notice thereof may, at our discretion, be subject to one or more conditions precedent.

Redemption Upon Changes in Withholding Taxes

We may, at our option, redeem the Notes, in whole but not in part, at any time upon giving not less than 30 nor more than 60 days’ notice to the Holders, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, if any, to the redemption date and all Additional Amounts, if any, then due and which will become due on the date of redemption as a result of the redemption or otherwise, if we determine in good faith that we or any guarantor is or, on the next date on which any amount would be payable in respect of the Notes, would be obliged to pay Additional Amounts which are more than a de minimis amount in respect of the Notes pursuant to the terms and conditions thereof, which we or any guarantor cannot avoid by the use of reasonable measures available to it (including making payment through a paying agent located in another jurisdiction) as a result of:

a)	any change in, or amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder) of any relevant taxing jurisdiction affecting taxation which becomes effective on or after the date of the Indenture or, if the relevant taxing jurisdiction has changed since the date of the Indenture, on or after the date on which the then current relevant taxing jurisdiction became the relevant taxing jurisdiction under the Indenture (or, in the case of a successor person, on or after the date of assumption by the successor person of our obligations under the Indenture); or

b)	any change in the official application, administration, or interpretation of the laws, treaties, regulations or rulings of any relevant taxing jurisdiction (including a holding, judgment or order by a court of competent jurisdiction) on or after the date of the Indenture or, if the relevant taxing jurisdiction has changed since the date of the Indenture, on or after the date on which the then current relevant taxing jurisdiction became the relevant taxing jurisdiction under the Indenture (or, in the case of a successor person, on or after the date of assumption by the successor person of our obligations under the Indenture) (each of the foregoing clauses (a) and (b), a “Change in Tax Law”).

The Notes also contain standard change of control provisions which require the Company to make an offer to each holder of Notes to purchase such holder’s Notes in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, upon the occurrence of a change of control (as defined in the indenture for the Notes).

Definitions:

“Additional Amounts” means any jurisdiction in which the Issuer or guarantor is organized, engaged in business, resident for tax purposes or generally subject to tax on a net income basis or from or through which payment on the Notes is made or any political subdivision or authority thereof or therein having the power to tax.

“Applicable Redemption Premium” means, with respect to any Note on any redemption date, the greater of:

a)	1.0% of the principal amount of the Note; and

b)	the excess of:

(i)	the present value at such redemption date of: (x) the redemption price of such Note at February 12, 2014 (such redemption price being set forth in the table appearing on the face of the Notes; plus (y) all required interest payments that would otherwise be due to be paid on such Note during the period between the redemption date and February 12, 2014 (excluding accrued but unpaid interest), computed using a discount rate equal to the bund rate at such redemption date plus 50 basis points; over

(ii)	the outstanding principal amount of the Note.

For the avoidance of doubt, calculation of the Applicable Redemptions Premium shall not be a duty or obligation of the trustee or any paying agent.

“Equity Offering” means an underwritten offer and sale of capital stock (which is qualified capital stock) of the Issuer, or any holding company of the Issuer; provided that the net proceeds of such underwritten public offer and sale are contributed to the equity capital of the Issuer.

“Holder” means the person in whose name a Note is recorded on the registrar’s books.

“Indenture” means the indenture dated as of February 12, 2010 among InterXion Holding N.V., as Issuer, InterXion Nederland B.V., InterXion HeadQuarters B.V., InterXion Carrier Hotel (UK) Ltd and InterXion Deutschland GmbH, as initial guarantors, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC, as security trustee, as may be amended or supplemented from time to time.

“Initial Public Offering” means an Equity Offering of the Issuer or any holding company of the Issuer or any successor of the Issuer or any holding company of the Issuer (the “IPO Entity”) following which there is a public market and, as a result of which, the capital stock of the IPO Entity in such offering is listed on an internationally recognized exchange or traded on an internationally recognized market.

“Issuer” means InterXion Holding N.V.

“Notes” means the €200,000,000 9.50% senior secured notes due 2017 and any additional Notes issued under the Indenture.

Restrictive Covenants Under Certain Financing Agreements

Revolving Credit Facility

Failure to comply with the financial covenants in our €60 million revolving credit facility would result in an event of default, which may cause all amounts outstanding under the facility to become immediately due and payable. Acceleration of such outstanding amounts under the facility may lead to an event of default under the indenture governing our €260 million 9.50% Senior Secured Notes. Failure to satisfy the financial covenants in the indenture would result in our inability to incur additional debt under certain circumstances.

The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt;

•	enter into transactions other than on arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorized by the Revolving Credit Facility Agreement;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Revolving Credit Facility Agreement;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	change the nature of their business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The Revolving Facility Agreement contains two financial maintenance covenants, an interest coverage covenant and a leverage covenant. The interest coverage covenant requires the Company to maintain a minimum ratio of Adjusted EBITDA (as defined in the Revolving Facility Agreement) to finance charges. The leverage covenant requires the Company not to exceed a ratio of consolidated total debt to pro forma EBITDA (as defined in the Revolving Facility Agreement). In addition, the Company must ensure that the guarantors represent a certain percentage of Adjusted EBITDA of the Company as a whole and a certain percentage of the consolidated net assets of the Company as a whole.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage or interest coverage ratios could result in a default under the Revolving Facility Agreement. As of December 31, 2012, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

Senior Secured Notes Indenture

The Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt;

•	enter into certain transactions with, or for the benefit of, an affiliate;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorized by the Indenture;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Notes;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 2012, the Company was in compliance with all covenants in the Indenture.

The Company remained in full compliance with its debt covenants. The Company’s Leverage ratio stood at 2.54 compared to a required ratio of less than 4.00. The Senior Notes also have a consolidated fixed charge covenant that requires the Company to exceed 2.00. For 2012, the Company’s consolidated fixed charge ratio was 4.36.

EBITDA and Adjusted EBITDA

EBITDA for the years ended December 31, 2012, 2011 and 2010 was €109.2 million, €93.6 million, and €77.8 million, respectively, representing 39%, 38% and 37% of revenue, respectively. Adjusted EBITDA for the years ended December 31, 2012, 2011 and 2010 was €115.0 million, €97.6 million and €79.2 million respectively, representing 42%, 40% and 38% of revenue, respectively.

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(€’000)
Operating profit	65,159	58,093	46,686
Depreciation, amortization and impairments	43,993	35,552	31,108

EBITDA	109,152	93,645	77,794
Share-based payments	5,488	2,736	1,684
Increase/(decrease) in provision for onerous lease contracts(1)	838	18	150
IPO transaction costs(2)	—	1,725	—
Income from sub-leases on unused data center sites (3)	(463)	(487)	(425)

Adjusted EBITDA	115,015	97,637	79,203

Notes:

(1)	“Increase in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(2)	“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.
(3)	“Income from sub-leases on unused data center sites” is reported within “Other income.”

Contractual Obligations and Off-Balance Sheet Arrangements

We lease a majority of our data centers and certain equipment under non-cancellable lease agreements. The following represents our debt maturities, financings, leases and other contractual commitments as of December 31, 2012:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(€’000)
Long-term debt obligations(1)	384,395	25,734	51,475	307,186	—
Capital (finance) lease obligations(2)	32,316	1,659	3,473	3,742	23,442
Operating lease obligations in relation to onerous lease contracts	11,557	3,352	6,704	1,501	—
Operating lease obligations (3)	359,251	25,403	55,664	54,549	223,635
Other contractual purchase commitments	33,200	21,600	11,600	—	—
Capital purchase commitments	17,900	17,900	—	—	—

Total	838,619	95,648	128,916	366,978	247,077

Notes:

(1)	Long-term debt obligations include the Senior Secured Notes, the mortgage, loans from suppliers and/or landlords including the related interest.

(2)	Financial lease include future interest payments.

(3)	Operating lease obligations include the lease of property and equipment. Of the total operating leases, as at December 31, 2012, an amount of €76.2 million is cancellable until January 1, 2016.

In connection with 16 of our data center and office leases, we entered into 18 irrevocable bank guarantees totaling €6.7 million with ABN AMRO Bank, Royal Bank of Scotland, La Caixa and Sparkasse. These bank guarantees were provided in lieu of cash deposits and automatically renew in successive one-year periods until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is reflected as restricted cash on our statement of financial position. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of December 31, 2012, we were contractually committed for €17.9 million of unaccrued capital expenditures, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers prior to making them available to customers for installation. This amount, which is expected to be paid in 2013, is reflected in the table above as “Capital purchase commitments.”

We have other non-capital purchase commitments in place as of December 31, 2012, such as commitments to purchase power in select locations, through the year 2013, and other open purchase orders, which contractually bind us for goods or services to be delivered or provided during the remainder of 2013 and beyond. Such other purchase commitments as of December 31, 2012, which totaled €33.2 million, are also reflected in the table above as “Other contractual purchase commitments.”

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditures consistent with our disciplined expansion and conservative financial management in our various data center expansion projects during the remainder of 2013 in order to complete the work needed to open these data centers. These non-contractual capital expenditures are not reflected in the table above.

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

Intangible Fixed Assets Amortization

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on our best estimates of future prices, output and costs and is therefore subjective.

Lease Accounting

At inception or modification of an arrangement, the Group determines whether such an arrangement is or contains a lease. Classification of a lease contract (operating versus a finance lease) is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgments and estimates.

Costs of Site Restoration

Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly based on rents, remaining terms, contracted extension possibilities and possibilities of lease terminations. A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease term is required to be made and the likelihood of this liability is estimated to be probable. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability.

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

Share-based Payments

Equity-settled share-based payments are issued to certain employees under the terms of the long term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares, are measured at fair value at the date of grant. The fair value at the grant date is determined using the Black Scholes model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Company’s share price at the date of the grant.

Recent Accounting Pronouncements

The following new standards, amendments to standards and interpretations set out below were issued but were not effective for the financial year ending December 31, 2012 and were not applied in preparing the financial statements for the years ended December 31, 2012 and 2011. Those which may be relevant to the group are set out below.

IFRS 9 “Financial Instruments”

IFRS 10 “Consolidated Financial Statements”

IFRS 11 “Joint arrangements”

IFRS 12 “Disclosures of interests in Other entities”

IFRS 13 “Fair value measurement”

Revision to IFRIC 14, IAS 19, “The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction”

The Group has not opted for earlier adoption. Following an internal review, it is not anticipated that the adoption of these new but not yet effective standards and interpretations will have a material financial impact on the financial statements in the period of initial application and subsequent reporting, except for IFRS 9 “Financial Instruments” which becomes mandatory for the Group’s 2014 consolidated financial statements and could change the classification and measurement of financial assets.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Introduction

We have a one-tier board structure (the “Board”) comprised of directors with the title “Executive Directors” and directors with the title “Non-Executive Directors” (together with the Executive Directors, the “Directors”). The majority of our Directors are independent as required by the NYSE Manual.

Senior Management and Board of Directors

The following table lists the names, positions and ages of the members of our Senior Management and our Directors:

Name	Age	Position(2)	Term Expiration Date(1)
David Ruberg	67	President, Chief Executive Officer, Vice-Chairman and Executive Director	2013
M.V. “Josh” Joshi	45	Chief Financial Officer
Kevin Dean	50	Chief Marketing Officer
Peter Cladingbowl	48	Senior Vice President, Engineering and Operations Support
Jaap Camman	46	Senior Vice President, Legal
Jan Pieter Anten	40	Vice President, Human Resources
John C. Baker	63	Chairman and Non-Executive Director	2013
Robert M. Manning	53	Non-Executive Director	2015
David Lister	54	Non-Executive Director	2014
Cees van Luijk	63	Non-Executive Director	2015
Michel Massart	62	Non-Executive Director	2014
Jean F.H.P. Mandeville	53	Non-Executive Director	2013

Notes:

(1)	The term of office expires at the annual general meeting of our shareholders held in the year indicated.
(2)	A majority of our Directors are independent as required by the NYSE Manual. Of our Non-Executive Directors, Mr. Baker and Mr. Manning are considered to be non-independent as they are both general partners of Baker Capital affiliates. Our other Non-Executive Directors are all independent.

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

John C. Baker, Chairman and Non-Executive Director

Mr. Baker serves as Chairman of the board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Baker served as Chairman of our Supervisory Board, which he joined in 2007. Mr. Baker founded Baker Capital in 1995. Mr. Baker is a member of the board of Wine.com. Mr. Baker is a graduate of Harvard College and Harvard Business School.

Robert M. Manning, Non-Executive Director

Mr. Manning serves on our board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Manning served on our Supervisory Board, which he joined in 2002. Mr. Manning is a general partner with Baker Capital. Prior to joining Baker Capital, Mr. Manning was CFO of Intermedia Communications, Inc., an integrated communications service provider, from 1996 to 2001, and a director of its majority-owned subsidiary Digex, Inc., a provider of complex, managed, web hosting services, from 1998 to 2001. Prior to Intermedia, Mr. Manning was a founding executive of DMX, Inc., the first satellite- and cable-delivered digital radio network, from 1990 to 1996. Prior to DMX, Mr. Manning worked as an investment banker to the cable television and communications industries. Mr. Manning serves on the boards of Wine.com (Chairman) and Core Value Software (Chairman). He is a graduate of Williams College.

David Lister, Non-Executive Director

Mr. Lister serves on our board of directors, to which he was appointed in June 2011. Mr. Lister joined National Grid as Global Chief Information Officer in March 2009. He is also a Non-Executive Director of the UK Government’s Department of Work and Pensions. Before joining National Grid, David held CIO positions at a number of leading international companies including Royal Bank of Scotland, Reuters, Boots, Glaxo, Wellcome, and Guinness plc. Prior to these assignments, he held a series of increasingly senior positions in Information Technology across a range of industries including Chemicals, Construction, and Electronics as well as time in Management Consultancy with Coopers & Lybrand. He was a Non-Executive Director of IXEurope, a European IT Services company, prior to its acquisition. He is a member of several IT consultative boards including the Board of eSkills, the Skills Sector Council for Business and Information Technology in the UK. Before entering industry, David studied Architecture at the University of Edinburgh.

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

The class I Directors serve for a term expiring at the annual general meeting of shareholders in 2014, the class II Directors serve for a term expiring at the annual general meeting of shareholders in 2015, and the class III Directors serve for a term expiring at the annual general meeting of shareholders in 2013. At each annual general meeting of shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding annual general meeting of shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

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

Compensation

The aggregate annual compensation of our Senior Management and Non-Executive Directors for the year ended December 31, 2012 was approximately €5.8 million. For amounts set aside for post-employment benefits, see Note 23 of our 2012 consolidated financial statements, included elsewhere herein.

The aggregate compensation of our Non-Executive, Executive Directors, and other Senior Management members for the year ended December 31, 2012 is set forth below.

	Annual compensation	Bonus	Share- based payment charges	Termination / post- employment benefits	Total
				(€’000)
D.C. Ruberg	540	430	887	—	1,857
J.C. Baker	50	—	—	—	50
R.M. Manning	40	—	—	—	40
C.G. van Luijk	70	—	—	—	70
D. Lister	45	—	14	—	59
M. Massart	55	—	57	—	112
J.F.H.P. Mandeville	55	—	14	—	69

Subtotal	855	430	972	—	2,257
Senior Management (excluding D.C. Ruberg)	1,202	338	332	60	1,932
Crisis wage tax	1,565	—	—	—	1,565

Total	3,622	768	1,304	60	5,754

In 2012, the Dutch Government imposed a crisis wage tax payable by employers over the total compensation over €150,000 annually, including the benefit from options exercised. The crisis wage tax payable over key management compensation including the benefit from options exercised is presented as “Crisis wage tax” in the table above.

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

Stock Options

As of April 1, 2013 our directors and senior managers were granted the options set forth below. The options with option exercise prices denominated in € are options granted under the “2008 Plan”, while the options with option exercise prices denominated in $ are options granted in 2011 under the “2011 Plan”.

The ordinary shares beneficially owned by our directors and senior managers are disclosed in Item 7 “Major Shareholders and Related Party Transactions”.

Name	Options granted outstanding	Options granted outstanding, but unvested	Option Exercise Price(s)	Option Expiration Date
D. Ruberg	600,000	200,000	$14.74	November 5, 2019
J. Baker	5,000	5,000	$18.01	June 27, 2017
R. Manning	5,000	5,000	$18.01	June 27, 2017
D. Lister	15,000	10,000	$14.74	June 29, 2016
C. van Luijk	5,000	5,000	$18.01	June 27, 2017
M. Massart	15,000	10,000	$13.92	January 20, 2017
J.F.H.P. Mandeville	15,000	5,000	$13.00	June 29, 2016
J.P. Anten	45,000	41,250	$11.50	October 10, 2019
	20,000	20,000	$10.00	January 11, 2021
J. Camman	50,000	50,000	$10.00	October 31, 2020
P. Cladingbowl	60,000	22,500	€6.50	August 1, 2015
K. Dean	100,000	18,750	€5.00	December 12, 2014
	40,000	10,000	€5.00	February 10, 2015
J. Joshi	60,000	—	€4.45	November 1, 2013
	98,000	—	€5.00	February 5, 2014
	100,000	100,000	$10.00	October 31, 2020

Employees

For a discussion of the number of employees, see Item 4 “Information on the Company—Employees.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to Directors, Senior Management and major shareholders, meaning shareholders that are beneficial owners or 5% or more of our ordinary shares as of April 1, 2013.

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

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (%)
5% Shareholders
Baker Capital(1)(2)	20,657,892	30.20
Lamont Finance N.V.(1)(2)	20,641,613	30.17
Baker Communications Fund II, L.P.(1) (2) (4)	16,279	*
ING Groep N.V.(3)	4,412,704	6.45

Directors and Senior Management
David Ruberg(5)	1,250,000	1.83
John C. Baker(2)	60,618	*
Robert M. Manning(4)	10,144	*
David Lister(4)	5,000	*
Cees van Luijk(4)	155,486	*
Michel Massart(4)	5,000	*
Jean F.H.P. Mandeville(4)	10,000	*
Josh Joshi(6)	158,000	*
Kevin Dean(7)	113,750	*
Peter Cladingbowl(8)	41,250	*
Jaap Camman(9)	0	*
Jan Pieter Anten (10)	7,500	*

Notes:

(1)	The address of Baker Communications Fund II, L.P. is 575 Madison Avenue, New York, NY 10022.
(2)	The board of managers of the general partners of each of BCF II and Baker Communications Fund II, L.P. consists of John C. Baker, Robert M. Manning and Henry G. Baker and each manager may be deemed to share voting and dispositive control over the shares held by those entities. Each of Mr. Baker and Mr. Manning serves as one of our directors. Each of Mr. Baker and Mr. Manning disclaims beneficial ownership of shares held by Baker Capital except to the extent of his pecuniary interest therein.

(3)	ING Groep N.V. filed a schedule 13G on December 31, 2012, in which was reported that 4,412,704 ordinary shares were held by direct and indirect subsidiaries of ING Groep N.V. in their role as discretionary manager of client portfolios. Of these, 2,870,186 of these shares were held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. Parcom-IT II B.V., an indirect wholly owned subsidiary of ING Groep N.V., may be deemed the beneficial owner of 16,632 of the ordinary shares. ING Groep N.V. disclaims beneficial ownership of these 2,870,186 ordinary shares held by its direct and indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such securities.
(4)	David Ruberg, Jean Mandeville, David Lister, Michel Massart, Mr. Cees van Luijk, John Baker and Rob Manning own our shares or share options. Messrs. Baker and Manning are associated with (i) Baker Capital, through Lamont Finance N.V., which owned 30.17% of our shares as of April 1, 2013; and (ii) Baker Communications Fund II, L.P., which owned less than one percent of our shares as of April 1, 2013. Mr. van Luijk is indirect minority shareholder of Parc-IT II B.V., which owns 0.02% of our shares as of April 1, 2013, and which is ultimately owned by ING Groep N.V.
(5)	David Ruberg is our President, Chief Executive Officer, Vice-Chairman and Executive Director. David Ruberg’s shares beneficially owned consist of our ordinary shares and options for our ordinary shares.
(6)	Josh Joshi is our Chief Financial Officer. Josh Joshi’s total shares beneficially owned consist of options for our ordinary shares.
(7)	Kevin Dean is our Chief Marketing Officer. Kevin Dean’s total shares beneficially owned consist of options for our ordinary shares.
(8)	Peter Cladingbowl is our Senior Vice President of Engineering and Operations Support. Peter Cladingbowl’s shares beneficially owned consist of options for our ordinary shares.
(9)	Jaap Camman is our Senior Vice President of Legal and Corporate Secretary. Jaap Camman’ s shares beneficially owned consist of options for our ordinary shares.
(10)	Jan Pieter Anten is our Vice President of Human Resources. Jan Pieter Anten’s shares beneficially owned consist of options for our ordinary shares.

We effected a registered public offering of our ordinary shares and our ordinary shares began trading on the NYSE on January 28, 2011. Accordingly, certain of our principal shareholders acquired their ordinary shares either at or subsequent to this time. Our major shareholders have the same voting rights as our other shareholders, but Baker Capital currently has the right to nominate a majority of the members of our Board, as described below in “Related Party Transactions – Shareholders Agreement with Baker Capital.” As of April 1, 2013, we had nine shareholders of record. Three of the shareholders of record were located in the United States and held in the aggregate 68,320,862 ordinary shares representing approximately 99.9% of our outstanding ordinary shares. However, the United States shareholders of record include Cede & Co., which, as nominee for The Depository Trust Company, is the record holder of 47,662,970 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

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

Registration on Form F-3. If we are eligible under applicable securities laws to file a registration statement on Form F-3, we will file a registration statement on Form F-3 at the request of the Majority Baker Shareholders. These shareholders may request such a registration no more than once every six months. There is no limit to the number of such registrations that these shareholders may request. In connection with the foregoing registrations: (1) we are not required to effect a registration pursuant to a request by shareholders holding registrable securities if, within the 12-month period preceding the date of such request, we have already effected one registration on Form F-3, (2) each registration on Form F-3 must be for anticipated proceeds of at least U.S. $500,000, and (3) we may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan) within 90 days after any such registration without the consent of the Majority Baker Shareholders.

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

ITEM 9: THE OFFER AND LISTING

Markets

Our ordinary shares began trading on the New York Stock Exchange under the symbol “INXN” on January 28, 2011.

New York Stock Exchange Trading History

The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange.

Yearly highs and lows	High	Low
	($ per ordinary shares)

2012	23.76	13.57

Quarterly highs and lows	High	Low
	($ per ordinary shares)
2013
First quarter	26.28	22.56

2012
First quarter	18.10	13.57
Second quarter	20.28	15.82
Third quarter	22.72	17.49
Fourth quarter	23.76	20.26

2011
First quarter	15.88	12.11
Second quarter	15.62	12.93
Third quarter	15.39	10.71
Fourth quarter	14.24	11.12

Monthly highs and lows	High	Low
	($ per ordinary shares)

2013
January	24.97	22.72
February	24.73	22.56
March	26.28	24.07
April (through April 23, 2013)	24.50	22.73
2012
October	23.08	21.06
November	22.49	20.26
December	23.76	21.35

On April 19, 2013, the closing price of InterXion’s ordinary shares listed on The New York Stock Exchange was $1.3066.

ITEM 10: ADDITIONAL INFORMATION

Material contracts

Senior Multicurrency Revolving Facility Agreement dated as of February 1, 2010, as amended May 9, 2012, among InterXion Holding N.V. and the financial institutions party thereto, as Lenders and Barclays Bank PLC, as agent and security trustee.

On February 1, 2010, we entered into the Revolving Facilities Agreement as amended from time to time, by and among, inter alios, InterXion Holding N.V., Barclays Bank PLC, Citigroup Global Markets Limited, ABN AMRO Bank N.V. (as successor to Fortis Bank (Nederland) N.V.), Merrill Lynch International, Credit Suisse AG, London Branch and Jefferies Finance LLC (the “Revolving Facility Agreement”), which, among other things, provides for an amount available for drawing under the Revolving Credit Facility of up to €60.0 million (the “Revolving Credit Facility”). On May 9, 2012, we entered into an Amendment Agreement with Barclays Bank PLC as Agent and Security Agent (the “Amendment Agreement”)., Pursuant to the Amendment Agreement, the Total Commitment under the Revolving Facility Agreement was increased from EUR 50,000,000 to EUR 60,000,000, and the termination date was extended from 1 February 2013 to 12 May 2016. In addition, the Amendment Agreement increased the scope of the purpose of the Revolving Facility Agreement to include acquisitions and investments and introduced a utilization fee at certain outstanding principal levels. Further, the interest cover and leverage ratio were amended, and the cash flow ratio was deleted.

The Revolving Credit Facility bears interest at a rate per annum equal to EURIBOR (or, for loans denominated in Sterling, U.S. $ or CHF, LIBOR) plus certain mandatory costs and a margin of 3.75% per annum, subject to a margin ratchet based on the ratio of consolidated Total Debt at each quarter end to the pro forma EBITDA for the 12 months ending on that quarter end (as such terms are defined in the Facility Agreement).

Borrowings under the Revolving Credit Facility are secured by various share pledges, inter-company loan receivables owed to the Company or any of the guarantors under the Revolving Credit Facility and the bank accounts of the Company and the guarantors under the Revolving Credit Facility.

The Revolving Facility Agreement contains customary affirmative, negative and financial covenants, subject to certain agreed exception as well as customary events of default, including a cross default with respect to an event of default under the Indenture (as defined below) governing the Notes (as defined below).

General

Incorporation and Registered Office

We were incorporated on April 6, 1998 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of The Netherlands. On January 11, 2000, we were converted from a B.V. to a limited liability company (naamloze vennootschap) under the laws of The Netherlands.

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

Taxation

Certain U.S. Federal Income Tax Considerations

This section describes certain material United States federal income tax consequences of owning our ordinary shares. It applies to a US Holder (as defined below) that holds our ordinary shares as capital assets for tax purposes. This section does not apply to a US Holder that is a member of a special class of holders subject to special rules, such as:

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

This section does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, any estate or gift tax consequences or the recently effective Medicare tax on certain “net investment income.” If a partnership, including any entity or arrangement that is treated as a partnership for United States federal income tax purposes, is a beneficial owner of our ordinary shares, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors.

For purposes of this discussion, a US Holder is a beneficial owner of our ordinary shares that is for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a US domestic corporation (or other entity taxable as a US domestic corporation for United States federal income tax purposes),

•	an estate the income of which is subject to United States federal income tax regardless of its source, or

•

a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or if the trust has a valid election in effect to be treated as a United States person.

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

With respect to non-corporate taxpayers, dividends may be taxed at the lower applicable capital gains rate provided that (1) either (a) our ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of the “Convention between the United States of America and the Kingdom of the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income,” (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the NYSE. US Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of our ordinary shares, a US Holder will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US Holder’s amount realized and the US Holder’s tax basis in such shares. If a US Holder receives consideration for shares paid in a currency other than US dollars, the US Holder’s amount realized will be the US dollar value of the payment received. In general, the US dollar value of such a payment will be determined on the date of sale or disposition. On the settlement date, a US Holder may recognize US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, if our ordinary shares are treated as traded on an established securities market and the US Holder is a cash basis taxpayer or an accrual basis taxpayer who has made a special election, the US dollar value of the amount realized in a foreign currency is determined by translating the amount received at the spot rate of exchange on the settlement date, and no exchange gain or loss would be recognized at that time. Capital gain of a non-corporate US Holder is generally taxed at a reduced rate where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that our ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any future taxable year. Furthermore, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of our ordinary shares could render us a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

In the PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

If we were to be treated as a PFIC for any year during a US Holder’s holding period, unless the US Holder elects to be taxed annually on a mark-to-market basis with respect to the shares (which election may be made only if our ordinary shares are “marketable stock” within the meaning of Section 1296 of the Code), the US Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder’s shares. Distributions a US Holder receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder’s holding period for the shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the US Holder’s holding period for the shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are treated as a PFIC, will be treated as ordinary income; and

•

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

If a US Holder holds shares in any year in which we are a PFIC, that US Holder will generally be required by the Code to file an information report with the Internal Revenue Service containing such information as the Internal Revenue Service may require.

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

Information with respect to Foreign Financial Assets

U.S. individuals that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii)interests in foreign entities. Our shares may be subject to these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

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

Scope

Regardless of whether or not a holder of ordinary shares is, or is treated as being, a resident of The Netherlands, this summary does not address the Dutch tax consequences for such a holder:

(a)	having a substantial interest (aanmerkelijk belang) in our Company (such a substantial interest is generally present if an equity stake, profit stake of at least 5%, or a right to acquire such an equity/profit stake, is held, in each case by reference to our Company’s total issued share capital, or the issued capital of a certain class of shares);

(b)	who is a private individual and may be taxed for the purposes of Dutch income tax (inkomstenbelasting) as an entrepreneur (ondernemer) having an enterprise (onderneming) to which the ordinary shares are attributable, as one who earns income from miscellaneous activities (resultaat uit overige werkzaamheden), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or who may otherwise be taxed as one earning taxable income from work and home (werk en woning) with respect to benefits derived from the ordinary shares;

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Under our Revolving Credit Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for the mortgage on the AMS 6 leasehold property. The mortgage is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. We have determined that the impact of a near-term 10% appreciation or depreciation of EURIBOR would not have a significant effect on our financial position, results of operations, or cash flows.

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

ITEM 15: CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) have been evaluated as of December 31, 2012. Based upon the evaluation, the CEO and CFO, concluded that as of December 31, 2012, the Company’s disclosure controls and procedures were effective and designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

Our consolidated financial statements have been audited by KPMG Accountants N.V., an independent registered public accounting firm, which has issued an attestation report on the Company’s internal control over financial reporting included elsewhere in this annual report on Form 20-F.

Changes in Controls and Procedures

Enhancements have been made during the period. There were no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Cees van Luijk is the audit committee financial expert as defined by the SEC and meets the applicable independence requirements of the SEC and the NYSE.

ITEM 16B: CODE OF ETHICS

Our board of directors has adopted a code of ethics on January 21, 2013, which applies to our principal executive officer, principal financial officer, principal accounting officers, controllers and employees. The code is posted on our website at www.interxion.com.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Accountants N.V. has served as the Company’s principal accountant for the fiscal years ended December 31, 2012, 2011 and 2010. Set forth below are the fees for audit and other services rendered by KPMG Accountants N.V. or other KPMG network for the fiscal years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011
	(€’000)
Audit fees	758	578
Audit-related fees	277	251
Tax fees	—	6
All other fees	—	0

Total	1,035	835

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

Internal Audit Function

Under Section 303A.07 of the NYSE Manual, a domestic listed company must have an internal audit function. In 2012, a formal internal audit function was not in place. The Board has discussed the implementation of a formal internal audit function and envisions implementing a formal internal audit function.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-55, which are incorporated herein by reference.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number	Description of Document

1.1‡	Articles of Association of InterXion Holding N.V., as amended, dated as of January 20, 2012.

1.2‡	Bylaws of InterXion Holding N.V. dated as of January 23, 2012.

2.1*	Indenture dated as of February 12, 2010 among InterXion Holding N.V., InterXion Nederland B.V., InterXion HeadQuarters B.V., InterXion Carrier Hotel (UK) Ltd, InterXion Deutschland GmbH, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A. and Barclays Bank PLC.

2.2*	Intercreditor Agreement among InterXion Holding N.V., Barclays Bank PLC, The Bank of New York Mellon, London Branch and others named therein dated February 12, 2010

2.3* 2.4.*

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

2.5*	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated November 3, 2010 between InterXion Holding N.V. and Barclays Bank PLC

2.6*	Form of Registration Rights Agreement.

4.1*†	Lease Agreement between InterXion Österreich GmbH and S-Invest Beteiligungsgesellschaft mbH dated January 1, 2000 as amended by the Supplement to the Floridsdorf Technology Park Lease dated November 13, 2007.

4.2*†	Lease Agreement among InterXion Holding N.V., InterXion Belgium N.V. and First Cross Roads dated June 25, 2001.

4.3*†	Lease Agreement between InterXion HeadQuarters B.V. and Keops A/S dated May 1, 2000.

4.4*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated June 29, 2007 as amended by the Amendment to the Lease Agreement dated October 26, 2007.

4.5*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated April 28, 2006.

4.6*†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 15 to the Lease Agreement dated November 30, 2009.

4.7*†	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

4.8*†	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

4.9*†	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

4.10*†	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

4.11*†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Eliahou Zeloof, Amira Zeloof, Ofer Zeloof and Oren Zeloof dated February 23, 2000.

4.12*	InterXion Holding N.V. Fifth Amended and Restated Shareholders Agreement dated December 24, 2009.

4.13*	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated June 15, 2010.

4.14*†	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

4.15‡	Directors Remuneration Policy of InterXion Holding N.V. dated January 20, 2012.

4.16§	InterXion Holding N.V. 2011 International Stock Option and Incentive Master Award Plan dated May 31, 2011.

4.17§	InterXion Holding N.V. 2008 International Stock Option and Incentive Master Award Plan dated May 31, 2011.

4.18*	Shareholders Agreement among InterXion Holding N.V., Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.

4.19††	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Amira Zeloof, Ofer Zeloof and Oren Zeloof dated November 1, 2011.

4.20††	Lease Agreement among InterXion Holding N.V., InterXion France Sas and Corpet Louvet Sas dated January 3, 2011.

4.21††	Lease Agreement among InterXion Holding N.V., InterXion España, S.A.U and Chainco Investments Company, S.L. dated October 10, 2011.

4.22☐	Employment Agreement Managing Director InterXion Holding N.V.

4.23†	Lease Agreement among InterXion España, S.A.U. and Edificios Alsina Sur, S.A. dated February 27, 2012.

4.24†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 17 to the Lease Agreement dated September 1, 2011.

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

15.1	Consent of KPMG Accountants N.V.

Notes:

*	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form F-1 (File No. 333-171662) filed with the SEC and hereby incorporated by reference to such Registration Statement.
†	Confidential treatment has been received for certain portions which are omitted in the copy of the exhibit filed with the SEC. The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
††	The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
‡	Previously filed as an exhibit on Form 6-K (File No. 001-35053) filed with the SEC and hereby incorporated by reference.
§	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form S-8 (File No. 119-28329) filed with the SEC and hereby incorporated by reference to such Registration Statement.
☐	Previously filed as an exhibit on Form 20-F (File No. 001-35053) filed with the SEC and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERXION HOLDING N.V.

/s/ David C. Ruberg

Name:	David C. Ruberg

Title:	Chief Executive Officer

Date:	April 26, 2013

INDEX TO FINANCIAL STATEMENTS

Audited financial statements of InterXion Holding N.V. as of and for the years ended December 31, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of InterXion Holding N.V.

We have audited the accompanying consolidated statements of financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2012, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. We also have audited InterXion Holding N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). InterXion Holding N.V.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, InterXion Holding N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Accountants N.V.

Rotterdam, The Netherlands

April 26, 2013

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31,
	Note	2012	2011	2010
		(€’000)
Revenue	5,6	277,121	244,310	208,379
Cost of sales	5,7	(113,082)	(101,766)	(91,154)

Gross profit		164,039	142,544	117,225
Other income	5	463	487	425
Sales and marketing costs	5,7	(20,100)	(17,680)	(15,072)
General and administrative costs	5,7,10,11	(79,243)	(67,258)	(55,892)

Operating profit	5	65,159	58,093	46,686
Finance income	8	907	2,290	582
Finance expense	8	(18,653)	(25,074)	(30,026)

Profit before taxation		47,413	35,309	17,242
Income tax (expense) / income	9	(15,782)	(9,737)	(2,560)

Profit for the year attributable to shareholders		31,631	25,572	14,682

Earnings per share attributable to shareholders post 5:1 reverse stock split at January 28, 2011:
Basic earnings per share: (€)	16	0.47	0.40	0.33
Diluted earnings per share: (€)	16	0.46	0.39	0.31

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended December 31,
	2012	2011	2010
	(€’000)
Profit for the year attributable to shareholders	31,631	25,572	14,682
Foreign currency translation differences	2,588	2,253	4,520
Total other comprehensive income	2,588	2,253	4,520

Tax	(571)	200	—

Total other comprehensive income, net of tax	2,017	2,453	4,520

Total comprehensive income	33,648	28,025	19,202

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at December 31,
	Note	2012	2011	2010
		(€’000)
Non-current assets
Property, plant and equipment	10	620,931	477,798	342,420
Intangible assets	11	18,638	12,542	6,005
Deferred tax assets	9	30,376	39,557	39,841
Financial asset	12	774	—	—
Other non-current assets	13	4,959	3,841	3,709

		675,678	533,738	391,975
Current assets
Trade and other current assets	13	74,854	67,874	55,672
Cash and cash equivalents	14	68,692	142,669	99,115

		143,546	210,543	154,787

Total assets		819,224	744,281	546,762

Shareholders’ equity
Share capital	15	6,818	6,613	4,434
Share premium	15	477,326	466,166	321,078
Foreign currency translation reserve	15	9,403	7,386	4,933
Accumulated deficit	15	(117,973)	(149,604)	(175,176)

		375,574	330,561	155,269
Non-current liabilities
Trade payables and other liabilities	17	11,194	10,294	7,795
Deferred tax liability	9	2,414	1,742	660
Provision for onerous lease contracts	18	7,848	10,618	13,260
Borrowings	19	288,085	257,267	257,403

		309,541	279,921	279,118
Current liabilities
Trade payables and other liabilities	17	127,778	127,639	106,038
Tax liabilities		2,301	2,249	868
Provision for onerous lease contracts	18	3,978	3,108	3,073
Borrowings	19	52	803	2,396

		134,109	133,799	112,375

Total liabilities		443,650	413,720	391,493

Total liabilities and shareholders’ equity		819,224	744,281	546,762

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
		(€’000)
Balance at January 1, 2012		6,613	466,166	7,386	(149,604)	330,561

Profit for the period		—	—	—	31,631	31,631
Total other comprehensive income, net of tax		—	—	2,017	—	2,017
Total comprehensive income, net of tax		—	—	2,017	31,631	33,648

Exercise of options		205	7,750	—	—	7,955

Share-based payments	21	—	3,410	—	—	3,410
Total contribution by and distributions to owners of the Company		205	11,160	—	—	11,365

Balance at December 31, 2012		6,818	477,326	9,403	(117,973)	375,574

Balance at January 1, 2011		4,434	321,078	4,933	(175,176)	155,269

Profit for the period		—	—	—	25,572	25,572
Total other comprehensive income, net of tax		—	—	2,453	—	2,453
Total comprehensive income, net of tax		—	—	2,453	25,572	28,025

IPO proceeds		1,625	142,487	—	—	144,112

Conversion of Preferred Shares		337	(337)	—	—	—
Liquidation price paid to Preferred Shareholders		—	(3,055)	—	—	(3,055)

Exercise of options		217	3,257	—	—	3,474

Share-based payments	21	—	2,736	—	—	2,736
Total contribution by and distributions to owners of the Company		2,179	145,088	—	—	147,267

Balance at December 31, 2011		6,613	466,166	7,386	(149,604)	330,561

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

Balance at January 1, 2010		4,434	319,388	413	(189,858)	134,377

Profit for the period		—	—	—	14,682	14,682
Total other comprehensive income, net of tax		—	—	4,520	—	4,520

Total comprehensive income		—	—	4,520	14,682	19,202

Exercise of options		—	6	—	—	6

Share-based payments	21	—	1,684	—	—	1,684
Total contribution by and distributions to owners of the Company		—	1,690	—	—	1,690

Balance at December 31, 2010		4,434	321,078	4,933	(175,176)	155,269

As no minority shareholders in group equity exist, the group equity is entirely attributable to the parent’s shareholders.

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the years ended 31 December
	Note	2012	2011	2010
		(€’000)
Profit for the year		31,631	25,572	14,682
Depreciation, amortization and impairments	10,11	43,993	35,552	31,108
IPO transaction costs	5	—	1,725	—
Provision for onerous lease contracts	18	(2,328)	(3,125)	(3,157)
Share-based payments	21	5,488	2,736	1,684
Net finance expense	8	17,746	22,784	29,444
Income tax expense	9	15,782	9,737	2,560

		112,312	94,981	76,321

Movements in trade and other current assets		(7,154)	(16,942)	511
Movements in trade and other liabilities		6,543	12,009	8,476

Cash generated from operations		111,701	90,048	85,308

Interest and fees paid		(18,081)	(24,472)	(9,980)
Interest received		1,007	2,251	390
Income tax paid		(5,545)	(3,784)	(1,339)

Net cash flows from operating activities		89,082	64,043	74,379

Cash flow from investing activities
Purchase of property, plant and equipment		(172,036)	(154,559)	(98,171)
Disposal of property, plant and equipment		—	945	230
Purchase of intangible assets		(6,295)	(7,397)	(2,223)
Acquisition of financial asset		(774)	—	—

Net cash flows used in investing activities		(179,105)	(161,011)	(100,164)

Cash flow from financing activities
Proceeds from exercised options		7,956	3,474	6
Proceeds from issuance new shares at IPO		—	142,952	—
Repayment of ‘Liquidation Price’ to former Preferred Shareholders		—	(3,055)	—
Proceeds/(repayment) bank facilities		—	—	(159,046)
Proceeds from mortgage loan		9,890	—	—
Proceeds from Senior Secured Notes and RCF		(1,159)	(645)	254,276
Repayment of other Borrowings		(804)	(2,396)	(2,488)

Net cash flows from financing activities		15,883	140,330	92,748
Effect of exchange rate changes on cash		163	192	149

Net movement in cash and cash equivalents		(73,977)	43,554	67,112
Cash and cash equivalents, beginning of year		142,669	99,115	32,003

Cash and cash equivalents, end of year	14	68,692	142,669	99,115

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE 2012 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2012 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

The financial statements were approved and authorized for issue by the Board of Directors on April 26, 2013. The financial statements are subject to adoption by the General Meeting of Shareholders.

2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) effective as at December 31, 2012 as issued by the Internal Accounting Standards Board (“IASB”).

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments which have been measured at fair value.

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

Property, plant and equipment depreciation (also see Note 10) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs, and is therefore subjective.

Intangible fixed assets amortization (also see Note 11) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs, and is therefore subjective.

Lease accounting (also see Note 22) — At inception or modification of an arrangement, the Group determines whether such an arrangement is or contains a lease. Classification of a lease contract (operating versus a finance lease) is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgments and estimates.

Provision for onerous lease contracts (also see Note 18) — A provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Costs of site restoration (also see Note 24) — Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly based on rent period, contracted extension possibilities and possibilities of lease terminations.

Deferred taxation (also see Note 9) — Provision is made for deferred taxation at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending upon local financial performance in each tax jurisdiction.

Share-based payments (also see Note 21) — the Group issues equity-settled share-based payments to certain employees under the terms of the long-term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares, are measured at fair value at the date of grant. The fair value at the grant date is determined using the Black Scholes model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Group’s share price at the date of grant.

Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Company’s functional and presentation currency. All information presented in euro has been rounded to the nearest thousand, except when stated otherwise.

3	Significant accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all entities in which a direct or indirect controlling interest exists. Subsidiaries are entities that are directly or indirectly controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The accounting policies set out below have been applied consistently by all subsidiaries to all periods presented in these consolidated financial statements.

Loss of control

On the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss.

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

•	Interxion HeadQuarters B.V., Amsterdam, the Netherlands;

•	Interxion Nederland B.V., Amsterdam, the Netherlands;

•	Interxion Trademarks B.V., Amsterdam, the Netherlands;

•	Interxion Österreich GmbH, Vienna, Austria;

•	Interxion Belgium N.V., Brussels, Belgium;

•	Interxion Denmark ApS, Copenhagen, Denmark;

•	Interxion France SAS, Paris, France;

•	Interxion Real Estate II SARL, Paris, France;

•	Interxion Real Estate III SARL, Paris, France;

•	Interxion Deutschland GmbH, Frankfurt, Germany;

•	Interxion Ireland Ltd, Dublin, Ireland;

•	Interxion Telecom SRL, Milan, Italy;

•	Interxion España SAU, Madrid, Spain;

•	Interxion Sverige AB, Stockholm, Sweden;

•	Interxion (Schweiz) AG, Zurich, Switzerland;

•	Interxion Carrier Hotel Ltd., London, United Kingdom;

•	Interxion Europe Ltd., London, United Kingdom;

•	Interxion Real Estate Holding B.V., Amsterdam, the Netherlands;

•	Interxion Real Estate I B.V., Amsterdam, the Netherlands;

•	Interxion Real Estate IV B.V., Amsterdam, the Netherlands;

•	Interxion Operational B.V., Amsterdam, the Netherlands;

•	Interxion Datacenters B.V., The Hague, the Netherlands (formerly Centennium Detachering B.V.);

•	Interxion Consultancy Services B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Telecom B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Trading B.V., Amsterdam, the Netherlands (dormant);

•	Interxion B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Telecom Ltd., London, United Kingdom (dormant);

•	Stichting Administratiekantoor Management Interxion, Amsterdam, the Netherlands.

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

Statement of cash flows

The consolidated statement of cash flows is prepared using the indirect method. The cash flow statement distinguishes between operating, investing and financing activities.

Cash flows in foreign currencies are converted at the exchange rate at the dates of the transactions. Currency exchange differences on cash held are separately shown. Payments and receipts of corporate income taxes and interest paid are included as cash flow from operating activities.

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

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the right to receive the contractual cash flows in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets are designated as at fair value through profit and loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Attributable transactions costs are recognized in profit and loss as incurred. Financial assets at fair value through profit and loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit and loss.

The fair values of investments in equity are determined with reference to their quoted closing bid price at the measurement date or, if unquoted, determined using a valuation technique.

Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables and other current assets is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement.

When a trade receivable and other current asset is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

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

Preference share capital, no longer applicable since the IPO in January 2011, is classified as equity if it is non-redeemable and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Trade payables and other current liabilities

Trade payables and other current liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, capitalized borrowing costs, rent and associated costs attributable to bringing the assets to a working condition for their intended used and internal employment costs which are directly and exclusively related to the underlying asset. Where it is probable that the underlying property lease will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

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

Depreciation is calculated from the date an asset becomes available for use and is depreciated on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

Freehold land	Not depreciated
Data center buildings and equipment	10–30 years
Office buildings	10–15 years
Office equipment	3–5 years

Depreciation methods, useful lives and residual values are reviewed annually.

Data center buildings and equipment consists of buildings, leasehold improvements and equipment or infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office buildings consist of office buildings, office leasehold improvements and office equipment which consists of furniture, computer equipment and software.

Intangible assets

Intangible assets represent power grid rights, software and other intangible assets, and are recognized at cost less accumulated amortization and accumulated impairment losses. Other intangible assets principally consist of lease premiums (paid in addition to obtain rental contracts).

Software includes development expenditure, which is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use the asset. The expenditure capitalized includes the cost of material, services and direct labor costs that are directly attributable to preparing the asset for its intended use.

Amortization is calculated on a straight-line basis over the estimated useful lives of the intangible asset. Amortization methods, useful lives and residual values are reviewed annually.

The estimated useful lives are:

Power grid rights	10–15 years
Software	3–5 years
Other	3–12 years

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each reporting date.

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

Considering the Company manages its data centers per country, and the financial performance of data centers within a country is highly inter-dependent given the data center campus structures, the Company has determined that the cash-generating unit for impairment testing purposes should be the group of data centers per country, unless specific circumstances would indicate that a single data center is a cash-generating unit.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the income statement. Impairment losses recognized in respect of cash-generating units are to reduce the carrying amount of the assets in the unit (group of units) on a pro-rata basis.

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

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. The Group derecognizes a borrowing when its contractual obligations are discharged, cancelled or expired.

Provisions

A provision is recognized in the statement of financial position when the Group has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The discount amount arising on the provision is amortized in future years through interest.

A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease need to be made and the likelihood of this liability is estimated to be probable. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability in Note 24.

A provision for onerous lease contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

Leases

Leases, where the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position. Payments made under operating leases are recognized in the income statement, or capitalized during construction, on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

At inception or modification of an arrangement, the Group determines whether such an arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use an asset(s).

At inception or on reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision-maker, identified as the Board of Directors. There are two segments: the first segment being France, Germany, the Netherlands and the United Kingdom and the second segment being Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items presented as Corporate and other principally comprise loans and Borrowings and related expenses; corporate assets and expenses (primarily the Company’s headquarters); and income tax assets and liabilities.

Segment capital expenditure is defined as the net cash outflows during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

EBITDA and Adjusted EBITDA, as well as recurring revenue, are additional indicators of our operating performance, and are not required by or presented in accordance with, IFRS. EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million Revolving Credit Facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA and Adjusted EBITDA differently. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

This information, provided to the chief operating decision-maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance.

Revenue recognition

Revenues are recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable taking into account any discounts or volume rebates.

The Group reviews transactions for separately identifiable components and if necessary applies individual recognition treatment, revenues are allocated to separately identifiable components based on their relative fair values.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenues and lease income are recognized in the income statement on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognized in the income statement on a straight-line basis over the initial term of the customer contract. Power revenues are recognized based on customers’ usage.

Other services revenue including managed services, connectivity and customer installation services including equipment sales are recognized when the services are rendered. Certain installation services and equipment sales, which by its nature have a non-recurring character, are presented as non-recurring revenues and are recognized upon delivery of service.

Deferred revenues relating to invoicing in advance and initial setup fees are carried on the statement of financial position as part of trade payables and other liabilities. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

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

General and administrative costs

General and administrative costs are expensed as incurred.

Employee benefits

Defined contribution pension plans

A defined contribution pension plan is a post-employment plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the income statement in the periods during which the related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, then they are discounted to their present value.

Share-based payments

The share option programme allows Group employees to acquire shares (and before the IPO share certificates) of the Group. The fair value at the date of grant to employees of share options, as determined using the Black Scholes model, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Finance income and expense

Finance expense comprises interest payable on borrowings calculated using the effective interest rate method, fair value losses on financial assets at fair value through profit and loss and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data center assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

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

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis of their tax assets and liabilities will be realized simultaneously.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Before the IPO, ordinary shares shared on an equal basis in profits with preference shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary and preference shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary and preference shareholders and the weighted average number of ordinary and preference shares outstanding for the effects of all dilutive potential ordinary shares, which comprise the share options granted.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2012 and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the group are set out below.

•	IFRS 9, “Financial Instruments”

•	IFRS 10, “Consolidated Financial Statements”

•	IFRS 11, “Joint Arrangements”

•	IFRS 12, “Disclosures of Interests in Other Entities”

•	IFRS 13, “Fair Value Measurement”

•	Revision to IFRIC 14, IAS 19, “The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction”

The Group has not opted for earlier adoption. Following an internal review, it is not anticipated that the adoption of these new but not yet effective standards and interpretations will have a material financial impact on the financial statements in the period of initial application and subsequent reporting, except for IFRS 9 “Financial Instruments” which becomes mandatory for the Groups 2014’s consolidated financial statements and could change the classification and measurement of financial assets.

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

The Group continues developing and evaluating the Group’s risk management policies with a view to identifying and analyzing the risks faced by the Group, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument fails to meet its contractual obligations. This risk principally arises from the Group’s receivables from customers. The Group’s most significant customer, serviced from multiple locations under multiple service contracts, accounts for less than 5% of the recurring revenues for 2012, 2011 and 2010.

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

In 2012, 94% (2011: 93% and 2010: 93%) of the Group’s revenues were derived from contracts under which customers pay an agreed contracted amount including power on a regular basis (usually monthly or quarterly) or from deferred initial setup fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have occurred infrequently (see Note 20). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Bank counterparties

The Group has certain obligations under the terms of its revolving loan agreement and Senior Secured Notes which limit disposal with surplus cash balances. Term risk is limited to short-term deposits. The Group monitors its cash position, including counterparty and term risk, daily.

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our facilities. The Company grants rent guarantees to landlords of certain of the Group’s property leases (see Note 24).

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

All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are only made once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure (refer to Note 22).

The Group listed €260 million 9.5% Senior Secured Notes due 2017. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. Interest on the Senior Secured Notes is payable at the rate of 9.5%, which falls due on February 12, and August 12 of each year.

In 2012, the Group has renewed its secured €60 million multicurrency Revolving Credit Facility (“RCF”) that is fully undrawn as at December 31, 2012. As at December 31, 2012, on the Revolving Credit Facility the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 325 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 325 basis points.

The Revolving Credit Facility Agreement contains two financial maintenance covenants: an interest coverage covenant and a leverage covenant. The interest coverage covenant requires the Company to maintain a minimum ratio of Adjusted EBITDA (as defined in the Revolving Credit Facility Agreement) to finance charges. The leverage covenant requires the Company not to exceed a ratio of consolidated total debt to pro-forma EBITDA (as defined in the Revolving Facility Agreement). In addition, the Company must ensure that the guarantors represent a certain percentage of Adjusted EBITDA of the Company as a whole and a certain percentage of the consolidated net assets of the Company as a whole.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage or interest coverage ratios could result in a default under the Revolving Facility Agreement. The group regularly analyses the Company’s performance to the covenants and actively monitors the available headroom to the covenants. As of December 31, 2012, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants.

On November 5, 2012, the Company secured a 5-year mortgage bank loan of €10 million. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. Interest is due quarterly in arrears. No covenants apply to this loan next to the repayment schedule.

Refer to Borrowing section for more details (Note 19).

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

Interest rate risk

Following the issuance of 9.5% Senior Secured Notes in 2010 and the repayment of the old bank facilities, the Group was no longer exposed to significant variable interest rate expense for Borrowings.

On November 5, 2012, the Company secured a 5-year mortgage of €10 million. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points per annum. Interest is due quarterly in arrears.

As at December 31, 2012, on the Revolving Credit Facility the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 325 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 325 basis points. The Revolving Credit Facility was fully undrawn as at December 31, 2012.

As at December 31, 2012, the interest rate risk is very limited.

Other risks

Price risk

There is a risk that changes in market circumstances, such as strong unanticipated increases in operational costs, construction costs of new data centers or churn in customer contracts will churn, will negatively affect the Group’s income. Customers individually have medium-term contracts that require notice prior to termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

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

Capital management

The Group has a capital base comprising its equity, including reserves, Senior Secured Notes, mortgage loan, finance leases and committed debt facilities. The Group monitors its solvency ratio, financial leverage, funds from operations and net debt with reference to multiples of the Group’s last twelve months Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders, creditors and customers confidence.

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

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision-maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Information by segment, 2012

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	159,136	100,113	259,249	—	259,249
Non-recurring revenue	12,640	5,232	17,872	—	17,872
Total revenue	171,776	105,345	277,121	—	277,121
Cost of sales	(66,367)	(40,559)	(106,926)	(6,156)	(113,082)

Gross profit/(loss)	105,409	64,786	170,195	(6,156)	164,039
Other income	463	—	463	—	463
Sales and marketing costs	(6,039)	(4,259)	(10,298)	(9,802)	(20,100)
General and administrative costs	(36,497)	(21,558)	(58,055)	(21,188)	(79,243)

Operating profit/(loss)	63,336	38,969	102,305	(37,146)	65,159
Net finance expense					(17,746)

Profit before taxation					47,413

Total Assets	546,842	197,802	744,644	74,580	819,224
Total Liabilities	139,576	48,183	187,759	255,891	443,650
Capital expenditures, including intangible assets*	(145,080)	(29,014)	(174,094)	(4,237)	(178,331)
Depreciation, amortization and impairments	(25,686)	(15,691)	(41,377)	(2,616)	(43,993)
Adjusted EBITDA	90,121	55,068	145,189	(30,174)	115,015

Information by segment, 2011

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	136,460	91,868	228,328	—	228,328
Non-recurring revenue	10,352	5,630	15,982	—	15,982
Total revenue	146,812	97,498	244,310	—	244,310
Cost of sales	(58,969)	(37,685)	(96,654)	(5,112)	(101,766)

Gross profit/(loss)	87,843	59,813	147,656	(5,112)	142,544
Other income	487	—	487	—	487
Sales and marketing costs	(4,730)	(3,876)	(8,606)	(9,074)	(17,680)
General and administrative costs	(30,014)	(17,956)	(47,970)	(19,288)	(67,258)

Operating profit/(loss)	53,586	37,981	91,567	(33,474)	58,093
Net finance expense					(22,784)

Profit before taxation					35,309

Total Assets	412,160	181,186	593,346	150,935	744,281
Total Liabilities	97,779	40,774	138,553	275,167	413,720
Capital expenditures, including intangible assets*	(122,880)	(35,366)	(158,246)	(3,710)	(161,956)
Depreciation, amortization and impairments	(21,289)	(12,371)	(33,660)	(1,892)	(35,552)
Adjusted EBITDA	74,774	50,676	125,450	(27,813)	97,637

Information by segment, 2010

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	114,689	78,284	192,973	—	192,973
Non-recurring revenues	9,161	6,245	15,406	—	15,406
Total revenue	123,850	84,529	208,379	—	208,379
Cost of sales	(52,861)	(33,513)	(86,374)	(4,780)	(91,154)

Gross profit/(loss)	70,989	51,016	122,005	(4,780)	117,225
Other income	425	—	425	—	425
Sales and marketing costs	(4,859)	(3,357)	(8,216)	(6,856)	(15,072)
General and administrative costs	(27,297)	(15,854)	(43,151)	(12,741)	(55,892)

Operating profit/(loss)	39,258	31,805	71,063	(24,377)	46,686
Net finance expense					(29,444)

Profit before taxation					17,242

Total assets	279,735	150,026	429,761	117,001	546,762
Total liabilities	81,339	35,335	116,674	274,819	391,493
Capital expenditures, including intangible assets*	(59,419)	(35,709)	(95,128)	(5,266)	(100,394)
Depreciation, amortization and impairments	(18,659)	(10,972)	(29,631)	(1,477)	(31,108)
Adjusted EBITDA	58,060	43,010	101,070	(21,867)	79,203

Note:—

*	Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively. In 2011, this definition was amended to include paid intangible assets in comparison to 2010. The comparative 2010 figures have been adjusted to reflect this change.

Reconciliation Adjusted EBITDA

Consolidated

	2012	2011	2010
	(€’000)
Operating profit	65,159	58,093	46,686
Depreciation, amortization and impairment	43,993	35,552	31,108

EBITDA(1)	109,152	93,645	77,794
Share-based payments	5,488	2,736	1,684
Increase/(decrease) in provision of onerous lease contracts(2)	838	18	150
IPO transaction costs	—	1,725	—
Income from sub-lease of unused data center sites	(463)	(487)	(425)

Adjusted EBITDA	115,015	97,637	79,203

France, Germany, Netherlands and UK

	2012	2011	2010
	(€’000)
Operating profit	63,336	53,586	39,258
Depreciation, amortization and impairment	25,686	21,289	18,659

EBITDA(1)	89,022	74,875	57,917
Share-based payments	724	368	418
Increase/(decrease) in provision onerous lease contracts(2)	838	18	150
Income from sub-lease of unused data center sites	(463)	(487)	(425)

Adjusted EBITDA	90,121	74,774	58,060

Notes:—

(1)	Operating profit plus depreciation, amortization and impairment of assets.
(2)	Before deduction of income from subleases on unused data center sites.

Rest of Europe

	2012	2011	2010
	(€’000)
Operating profit	38,969	37,981	31,805
Depreciation, amortization and impairment	15,691	12,371	10,972

EBITDA(1)	54,660	50,352	42,777
Share-based payments	408	324	233

Adjusted EBITDA	55,068	50,676	43,010

Corporate and other

	2012	2011	2010
	(€’000)
Operating profit	(37,146)	(33,474)	(24,377)
Depreciation, amortization and impairment	2,616	1,892	1,477

EBITDA(1)	(34,530)	(31,582)	(22,900)
Share-based payments	4,356	2,044	1,033
IPO transaction costs	—	1,725	—

Adjusted EBITDA	(30,174)	(27,813)	(21,867)

Notes:—

(1)	Operating profit plus depreciation, amortization and impairment of assets.

In 2012, the share-based payments include an amount of €2,078,000 related to taxes and social security charges.

In 2011, the IPO transaction costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

6	Revenues

Revenues consist of colocation revenue derived from the rendering of data center services, which includes customer installation services and equipment sales.

7	Employee benefit expenses

The Group employed on average 385 employees (full-time equivalents) during 2012 (2011: 347 and 2010: 321). Costs incurred in respect of these employees were:

	2012	2011	2010
	(€’000)
Salaries, commissions and bonuses	30,229	26,540	24,588
Social security charges	5,295	4,364	4,037
Contributions to defined contribution pension plans	1,776	1,487	1,437
Other personnel-related costs	5,233	6,155	6,176
Share-based payments	5,488	2,736	1,684

	48,021	41,282	37,922

The following income statement line items include employee benefit expenses of:

	2012	2011	2010
	(€’000)
Costs of sales	16,634	15,147	14,419
Sales and marketing costs	12,300	11,352	9,848
General and administrative costs	19,087	14,783	13,655

	48,021	41,282	37,922

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

In 2012, the Dutch Government imposed a crisis wage tax payable by employers. The total charge in 2012, included in General and administrative costs, amounts to €1,854,000.

8	Finance income and expense

	2012	2011	2010
	(€’000)
Bank and other interest	907	2,271	582
Net foreign currency exchange gain	—	19	—

Finance income	907	2,290	582

Interest expense on Senior Secured Notes, bank and other loans	(16,680)	(23,302)	(18,155)
Interest expense on finance leases	(61)	(57)	(92)
Interest expense on provision for onerous lease contracts	(428)	(518)	(578)
Other financial expenses	(1,221)	(1,197)	(11,102)
Net foreign currency exchanges loss	(263)	—	(99)

Finance expense	(18,653)	(25,074)	(30,026)

Net finance expense	(17,746)	(22,784)	(29,444)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

Other financial expenses in 2010 principally consisted of €10.2 million costs related to the repayment of the Company’s bank Borrowings and termination of the hedge contracts of which €3.5 million was non-cash.

9	Income taxes

Income tax benefit/(expense)

	2012	2011	2010
	(€’000)
Current taxes	(6,219)	(5,033)	(1,802)
Deferred taxes	(9,563)	(4,704)	(758)

Total income tax (expense)/benefit	(15,782)	(9,737)	(2,560)

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2012 (25% in 2011 and 25.5% in 2010) and the actual tax benefit/(expense) with an effective tax rate of 33.3% (27.6% in 2011 and 14.8% in 2010) is as follows:

	2012	2011	2010
	(€’000)
Profit for the year	31,631	25,572	14,682
Income tax (expense)/benefit	(15,782)	(9,737)	(2,560)

Profit before taxation	47,413	35,309	17,242

Income tax using Company’s domestic tax rate	(11,854)	(8,827)	(4,397)
Effect of tax rates in foreign jurisdictions	(1,308)	(1,300)	(891)
Change in tax rate and legislation	(1,042)	(325)	(1,038)
Non-deductible expenses	(1,372)	(1,494)	(645)
Recognition of previously unrecognized tax losses	355	2,741	3,532
Current year results for which no deferred tax asset was recognized	(328)	219	849
Prior year adjustments included in current year tax	201	(243)	—
Change in previously unrecognized temporary differences	—	37	30
Other	(434)	(545)	—

Income tax (expense)/benefit	(15,782)	(9,737)	(2,560)

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2010	636	5,683	1,518	36,580	44,417
Recognized in profit/(loss) for 2010	(340)	(435)	3,175	1,440	3,840
Effects of movements in exchange rates	—	—	—	354	354

December 31, 2010	296	5,248	4,693	38,374	48,611
Recognized in profit/(loss) for 2011	14,526	(866)	(2,635)	(15,316)	(4,291)
Recognized in equity	—	—	—	3,225	3,225
Effects of movements in exchange rates	(74)	—	(10)	197	113

December 31, 2011	14,748	4,382	2,048	26,480	47,658
Recognized in profit/(loss) for 2012	210	(743)	2,547	(8,013)	(5,999)
Recognized in equity	—	—	—	(571)	(571)
Effects of movements in exchange rates	21	—	5	255	281

December 31, 2012	14,979	3,639	4,600	18,151	41,369

Offset deferred tax liabilities	(8,942)	—	(1,278)	(773)	(10,993)

Net deferred tax assets/(liabilities)	6,037	3,639	3,322	17,378	30,376

Accumulated tax losses in the Netherlands available as at December 31, 2010, which were due to expire by December 31, 2011, have been preserved and renewed, resulting in a temporary valuation difference for intangible assets.

In 2011, a total of €3,225,000 in deferred taxes was recognized directly in equity to account for the deferred tax impact of fiscally deductible IPO costs directly recognized in equity.

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2010	(3,211)	—	(1,621)		(4,832)
Recognized in profit/(loss) for 2010	(5,416)	—	818		(4,598)

December 31, 2010	(8,627)	—	(803)		(9,430)
Recognized in profit/(loss) for 2011	(163)	—	(250)		(413)

December 31, 2011	(8,790)	—	(1,053)		(9,843)
Recognized in profit/(loss) for 2012	(3,501)	—	(63)		(3,564)

December 31, 2012	(12,291)	—	(1,116)		(13,407)

Offset deferred tax assets	8,942	—	1,278	773	10,993

Net deferred tax assets/(liabilities)	(3,349)	—	162	773	(2,414)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2012	2011	2010
	(€’000)
Deductible temporary differences - net	46	67	(204)
Tax losses	1,501	2,054	5,305

	1,547	2,121	5,101

The accumulated recognized and unrecognized tax losses expire as follows:

	2012	2011	2010
	(€’000)
Within one year	3,798	4,204	52,149
Between 1 and 5 years	7,057	10,974	15,047
After 5 years	5,918	7,140	10,055
Unlimited	69,403	77,491	91,282

	86,176	99,809	168,533

The accumulated tax losses expiring within one year include tax losses in Switzerland. The expiration of accumulated tax losses was part of the assessment of the valuation of deferred tax assets.

10	Property, plant and equipment

	Freehold Land	Data center buildings and equipment	Office buildings	Office equipment	Assets under construction	Total
	(€’000)
Cost:
As at January 1, 2012	20,445	525,112	9,409	15,421	101,173	671,560
Additions	23,647	66,390	1,805	2,168	89,431	183,441
Exchange differences	—	2,862	66	46	—	2,974
Disposals	—	(1,628)	(14)	(18)	—	(1,660)
Transfers	—	160,051	—	—	(160,051)	—

As at December 31, 2012	44,092	752,787	11,266	17,617	30,553	856,315
Accumulated depreciation and impairment:
As at January 1, 2012	—	(177,158)	(4,312)	(12,292)	—	(193,762)
Depreciation	—	(40,220)	(651)	(1,624)	—	(42,495)
Exchange differences	—	(726)	(20)	(41)	—	(787)
Disposals	—	1,628	14	18	—	1,660

As at December 31, 2012	—	(216,476)	(4,969)	(13,939)	—	(235,384)

Carrying amount as at December 31, 2012	44,092	536,311	6,297	3,678	30,553	620,931

Cost:
As at January 1, 2011	1,388	467,228	7,578	14,020	16,346	506,560
Additions	19,057	43,229	1,732	1,418	103,245	168,681
Exchange differences	—	2,783	103	46	(42)	2,890
Disposals	—	(6,504)	(4)	(63)	—	(6,571)
Transfers	—	18,376	—	—	(18,376)	—

As at December 31, 2011	20,445	525,112	9,409	15,421	101,173	671,560
Accumulated depreciation and impairment:
As at January 1, 2011	—	(149,425)	(3,737)	(10,978)	—	(164,140)
Depreciation	—	(33,340)	(547)	(1,315)	—	(35,202)
Impairment reversal	—	783	—	—	—	783
Exchange differences	—	(774)	(28)	(35)	—	(837)
Disposals	—	5,598	—	36	—	5,634

As at December 31, 2011	—	(177,158)	(4,312)	(12,292)	—	(193,762)

Carrying amount as at December 31, 2011	20,445	347,954	5,097	3,129	101,173	477,798

	Freehold Land	Data center buildings and equipment	Office buildings	Office equipment	Assets under construction	Total
	(€’000)
Cost:
As at January 1, 2010	—	326,345	6,211	12,265	62,165	406,986
Additions	1,388	72,740	1,000	1,221	15,889	92,238
Exchange differences	—	5,667	116	157	1,936	7,876
Disposals	—	(529)	(10)	(1)	—	(540)
Transfers	—	63,005	261	378	(63,644)	—

As at December 31, 2010	1,388	467,228	7,578	14,020	16,346	506,560
Accumulated depreciation and impairment:
As at January 1, 2010	—	(117,941)	(3,282)	(9,803)	—	(131,026)
Depreciation	—	(28,916)	(384)	(1,038)	—	(30,338)
Exchange differences	—	(2,878)	(71)	(137)	—	(3,086)
Disposals	—	310	—	—	—	310

As at December 31, 2010	—	(149,425)	(3,737)	(10,978)	—	(164,140)

Carrying amount as at December 31, 2010	1,388	317,803	3,841	3,042	16,346	342,420

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will effect in 2019. As a result of this modification, in accordance with IAS17, the lease which was previously reported as an operating lease is reported as a financial lease as of December 20, 2012. The carrying amount of the land amounts to €20,832,000. In addition, the Group leases data center equipment under a number of finance lease agreements. At December 31, 2012, the carrying amount of the leased equipment classified in data centers was €224,000 (2011: €1,048,000 and 2010: €1,845,000).

Capitalized interest relating to borrowing costs for 2012 amounted to €9,195,000 (2011: €2,577,000 and 2010: €1,987,000). The cash effect of the interest capitalized for 2012 amounted to €8,224,000 which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (2011: €1,298,000 and 2010: €1,800,000).

In 2012, the Group purchased freehold land in the Netherlands for a value of €2,815,000. In 2011, freehold land was purchased in Paris for a value of €19,057,000.

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At December 31, 2012 properties with a carrying value of €17,568,000 (2011 and 2010: nil) are subject to a registered debenture to secure mortgage loans (see Note 19).

In 2011, the Group reversed the impairment of data center assets in Sweden, as recognized in 2007, for an amount of €783,000 resulting from improved profitability and future potential of the Swedish company.

11	Intangible assets

The components of intangible assets are as follows:

	Power grid rights	Software	Other	Total
		(€’000)
Cost:
As at January 1, 2012	7,378	6,246	1,835	15,459
Additions	4,300	2,822	330	7,452
Disposals	—	(9)	—	(9)
Exchange differences	155	—	—	155

As at December 31, 2012	11,833	9,059	2,165	23,057
Amortization:
As at January 1, 2012	(350)	(1,820)	(747)	(2,917)
Amortization	(249)	(1,071)	(178)	(1,498)
Disposals	—	9	—	9
Exchange differences	(13)	—	—	(13)

As at December 31, 2012	(612)	(2,882)	(925)	(4,419)

Carrying amount as at December 31, 2012	11,221	6,177	1,240	18,638

Cost:
As at January 1, 2011	1,711	4,220	1,835	7,766
Additions	5,653	2,026	—	7,679
Exchange differences	14	—	—	14

As at December 31, 2011	7,378	6,246	1,835	15,459
Amortization:
As at January 1, 2011	(198)	(980)	(583)	(1,761)
Amortization	(138)	(840)	(164)	(1,142)
Exchange differences	(14)	—	—	(14)

As at December 31, 2011	(350)	(1,820)	(747)	(2,917)

Carrying amount as at December 31, 2011	7,028	4,426	1,088	12,542

Cost:
As at January 1, 2010	304	2,494	1,835	4,633
Additions	1,407	1,726	—	3,133

As at December 31, 2010	1,711	4,220	1,835	7,766
Amortization:
As at January 1, 2010	(66)	(454)	(471)	(991)
Amortization	(132)	(526)	(112)	(770)

As at December 31, 2010	(198)	(980)	(583)	(1,761)

Carrying amount as at December 31, 2010	1,513	3,240	1,252	6,005

Amortization of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

12	Financial asset

The financial asset consists of a 2% equity shareholding in Istream Planet Inc. The financial asset was designated as a financial asset measured at fair value through profit and loss.

13	Trade and other (non-) current assets

	2012	2011	2010
	(€’000)
Non-current
Rental and other supplier deposits	2,254	2,536	1,886
Deferred financing costs	1,371	667	1,281
Deferred rent related stamp duties	606	638	542
Other non-current assets	728	—	—

	4,959	3,841	3,709

Current
Trade receivables – net (Note 20)	51,119	43,350	38,370
Taxes	3,052	7,474	219
Prepaid expenses and other current assets	20,683	17,050	17,083

	74,854	67,874	55,672

The deferred financing costs relate to the costs incurred for the Revolving Credit Facility. In 2012, the Company amended the terms of its existing Revolving Credit Facility. The amended facility, originally scheduled to expire on February 1, 2013, extends the termination date to May 12, 2016, expands the credit commitment from €50 million to €60 million and aligns the incurrence covenants with those contained in the indenture for our 9.50% Senior Secured Notes due 2017. As of December 31, 2012 the RCF remained undrawn.

Capitalized costs are amortized over the duration period of the facility agreement.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other related operational data center and construction-related prepayments.

14	Cash and cash equivalents

Cash and cash equivalents include €5,017,000 (2011: €4,813,000 and 2010: €4,235,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

15	Shareholders’ equity

Share capital and share premium

	Ordinary shares			2002 Series A preference shares
	2012	2011	2010	2012	2011	2010
	(In thousands of shares, post-reverse stock split)
On issue at January 1,	66,129	9,546	9,543	—	34,808	34,808
Issue/conversion of shares	2,047	56,583	3	—	(34,808)	—

On issue at December 31,	68,176	66,129	9,546	—	—	34,808

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of €1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2012, approximately two million (2011: 2.2 million) of options have been exercised.

At December 31, 2012 and 2011, the authorized share capital comprised 200 million (post reverse stock split as at January 18, 2011) ordinary shares at par value of €0.10. At December 31, 2010, prior to the reversed stock split, the authorized share capital amounted to 575 million ordinary shares and 175 million 2002 Series A preference shares. All issued shares are fully paid. Prior to the IPO and the reverse stock split, all the shares had a par value of €0.02.

The net proceeds of the Initial Public Offering in 2011 amounted to €138.6 million, which is used for general corporate purposes including, without limitation, capital expenditures relating to expansion of existing data centers and construction of new data centers.

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

Dividends

Prior to the IPO, dividends that are paid from the profits of the Company and, if permitted under Dutch law, as a result of a sale by the Company of shares or assets of the Company or a subsidiary other than pursuant to an IPO, sale or liquidation event shall be distributed in the following priority: first to holders of the 2002 Series A preference shares in an amount equal to the purchase price of the 2002 Series A preference shares (reduced by any dividend previously received on the 2002 Series A preference shares) and second to the extent any residual amount exits thereafter, pro rata amongst all holders of ordinary shares and 2002 Series A preference shares. Upon the completion of an IPO or a sale, the holders of the 2002 Series A preference shares were entitled to receive the 2002 Series A Share Purchase Price of €0.20 per share (pre-reverse stock split) less any dividends exclusively paid to the holders of the 2002 Series A preference shares in cash or in ordinary shares.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

16	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2012, was based on the profit of €31,631,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2011: €25,572,000 and 2010: €14,682,000) and a weighted average number of ordinary shares outstanding during the year ended December 31, 2012 of 67,309,000 (and including preference shares outstanding for the years; 2011: 64,176,000 and 2010: 44,352,000). Profit is attributable to ordinary and preference shares (pre-IPO) on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2012 was based on the profit of €31,631,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2011: €25,572,000 and 2010: €14,682,000) and a weighted average number of ordinary shares and the impact of options outstanding during the year ended December 31, 2012 of 68,262,000 (and including preference shares outstanding for the years; 2011: 65,896,000 and 2010: 47,707,000) post reverse stock split.

In January 2011, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary share. The 5:1 reverse stock split as effected is presented in the basic earnings per share calculation and the diluted earnings per share calculation.

Profit attributable to ordinary and preference shareholders

	2012	2011	2010
	(€’000)
Profit attributable to ordinary and preference shareholders (basic)	31,631	25,572	14,682

Profit attributable to ordinary and preference shareholders	31,631	25,572	14,682

Weighted average number of ordinary shares and preference shares

	2012	2011	2010
	(in thousands of shares, post reverse stock split)
Weighted average number of ordinary shares (basic)	67,309	61,506	9,544
Weighted average number of preference shares	—	2,670	34,808

Weighted average number of ordinary and preference shares at December 31,	67,309	64,176	44,352
Dilution effect of share options on issue	953	1,720	3,355

Weighted average number of ordinary and preference shares (diluted) at December 31,	68,262	65,896	47,707

17	Trade payables and other liabilities

	2012	2011	2010
	(€’000)
Non-current
Deferred revenue	5,014	4,801	6,093
Other non-current liabilities	6,180	5,493	1,702

	11,194	10,294	7,795

Current
Trade payables	21,087	34,090	20,504
Tax and social security	10,788	4,180	2,725
Customer deposits	18,274	16,942	15,487
Deferred revenue	41,516	38,110	33,152
Accrued expenses	36,113	34,317	34,170

	127,778	127,639	106,038

Trade payables include €10,319,000 (2011: €20,877,000 and 2010 €8,027,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analyzed as follows:

	2012	2011	2010
	(€’000)
Data-center-related costs	9,959	7,951	9,243
Personnel and related costs	8,060	7,973	7,895
Professional services	2,083	2,476	1,876
Customer implementation and related costs	3,039	2,237	1,586
Financing-related costs	9,625	9,650	10,236
Other	3,347	4,030	3,334

	36,113	34,317	34,170

As at December 31, 2012, the accrued financing-related costs principally relate to interest expenses on the Senior Secured Notes.

18	Provision for onerous lease contracts

As at December 31, 2012, the provision for onerous lease contracts relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2012	2011	2010
	(€’000)
As at January 1,	13,726	16,333	18,912
Increase in provision	838	—	—
Unwinding of discount	428	518	578
Utilization of provision	(3,166)	(3,125)	(3,157)

As at December 31,	11,826	13,726	16,333

Non-current	7,848	10,618	13,260
Current	3,978	3,108	3,073

As at December 31,	11,826	13,726	16,333

Discounted estimated future losses are calculated using a discount rate based on the 5-year euro-area government benchmark bond yield prevailing at the balance sheet date.

19	Borrowings

	2012	2011	2010
	(€’000)
Non-current
Senior Secured Notes 9.5%, due 2017	256,268	255,560	254,924
Mortgage loan	9,903	—	—
Finance lease liabilities	20,309	102	336
Other loans	1,605	1,605	2,143

	288,085	257,267	257,403

Current
Finance lease liabilities	52	235	429
Other loans	—	568	1,967

	52	803	2,396

Total Borrowings	288,137	258,070	259,799

The carrying amounts of the Group’s Borrowings are principally denominated in euros. The face value of the Senior Secured Notes is €260,000,000 as at December 31, 2012 and 2011.

The face value of the mortgage loan amounts to €10,000,000 as at December 31, 2012.

Senior Secured Notes and bank Borrowings

In November 2012, the Group entered into a 5-year mortgage loan for €10,000,000. The mortgage loan is secured over land and data center buildings with a carrying value of €17,568,000 (2011 and 2010: nil) (see Note 10). The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. Acquiring the mortgage loan did not conflict with the restrictions of the Indenture and the Revolving Credit Facility.

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

Optional Redemption prior to February 12, 2013 upon Equity Offering

At any time prior to February 12, 2013, upon not less than 30 nor more than 60 days’ notice, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes at a redemption price of 109.5% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds from one or more Equity Offerings other than an Initial Public Offering within 6 months of the issue date. We may only do this, however, if:

a)	at least 65% of the aggregate principal amount of Notes that were initially issued would remain outstanding immediately after the proposed redemption; and

b)	the redemption occurs within 90 days after the closing of such Equity Offering.

Optional Redemption prior to February 12, 2014

At any time prior to February 12, 2014, upon not less than 30 nor more than 60 days’ notice, we may also redeem all or part of the Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

Optional Redemption on or after February 12, 2014

At any time on or after February 12, 2014 and prior to maturity, upon not less than 30 nor more than 60 days’ notice, we may redeem all or part of the Notes. These redemptions will be in amounts of €50,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on February 12 of the years set forth below.

Year	Redemption price
2014	104.750%
2015	102.375%
2016 and thereafter	100.000%

Any optional redemption or notice thereof may, at our discretion, be subject to one or more conditions precedent.

In November 2010, the Company issued, above par at 106.5, €60 million 9.50% Senior Secured Notes due 2017 as additional notes (the “Additional Notes”) under the indenture pursuant to which we issued the Original Notes.

In 2010, the Company also entered into a new €60 million Revolving Credit Facility with a syndicate of banks. The Revolving Credit Facility was reduced to €50 million before year-end 2011. In May 2012, the Company amended the terms of its existing Revolving Credit Facility (“RCF”). The amended facility, originally scheduled to expire on February 1, 2013, extends the termination date to May 12, 2016, expands the credit commitment from €50 million to €60 million and aligns the incurrence covenants with those contained in the indenture for our 9.50% Senior Secured Notes due 2017. As at December 31, 2012, the Revolving Credit Facility was undrawn.

The proceeds of the Senior Secured Notes and the former bank Borrowings were used to finance investments in capital expansion projects in order to increase equipped space within new and existing data centers.

The maturity profile of the gross amounts of Senior Secured Notes and Mortgage loan is set out below:

	2012	2011	2010
	(€’000)
Within one year	—	—	—
Between 1 and 5 years	270,000	—	—
Over 5 years	10,000	260,000	260,000

	270,000	260,000	260,000

The Group has the following undrawn bank borrowing facilities:

	2012	2011	2010
	(€’000)

Expiring within one year	—	—	—
Expiring between 1 and 5 years	60,000	50,000	50,000

	60,000	50,000	50,000

The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt;

•	enter into transactions other than on arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorized by the Revolving Facility Agreement;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Revolving Facility Agreement;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	change the nature of their business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The Revolving Facility Agreement contains two financial maintenance covenants: an interest coverage covenant and a leverage covenant. The interest coverage covenant requires the Company to maintain a minimum ratio of Adjusted EBITDA (as defined in the Revolving Facility Agreement) to finance charges.

The leverage covenant requires the Company not to exceed a ratio of consolidated total debt to pro-forma EBITDA (as defined in the Revolving Facility Agreement). In addition, the Company must ensure that the guarantors represent a certain percentage of Adjusted EBITDA of the Company as a whole and a certain percentage of the consolidated net assets of the Company as a whole.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage or interest coverage ratios could result in a default under the Revolving Facility Agreement. As of December 31, 2012, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

The Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt;

•	enter into certain transactions with, or for the benefit of, an affiliate;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorized by the Indenture;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Notes;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The breach of any of these covenants by the Company could result in a default under the Indenture. As of 31 December 2012, the Company was in compliance with all covenants in the Indenture.

Interxion remained in full compliance with its debt covenants. The Company’s Leverage ratio stood at 2.54 compared to a required ratio of less than 4.00. The Senior Notes also have a consolidated fixed charge covenant that requires the Company to exceed 2.00. For 2012, the Company’s consolidated fixed charge ratio was 4.36.

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following repayment schedule:

	2012	2011	2010
	(€’000)
Gross lease liabilities:
Within one year	1,659	236	459
Between 1 and 5 years	7,215	132	351
More than 5 years	23,442	—	—

	32,316	368	810
Future interest payments	(11,955)	(31)	(45)

Present value of minimum lease payments	20,361	337	765

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will effect in 2019. As a result of this modification, in accordance with IAS17, the lease which was previously reported as an operating lease is treated as a financial lease as of December 20, 2012. The carrying amount of the land amounts to €20,832,000.

Other loans

The Group has a loan facility with the landlord of one of its unused data center sites in Germany to allow the Group to invest in improvements to the building to meet the requirements of sub-lessees. The non-current loan bears interest at 6% per annum and is repayable at the end of the lease term. As at December 31, 2012, the balance of the landlord loan was €1,605,000 (2011: €1,605,000 and 2010: €1,605,000).

During 2009, the Group entered into a loan facility with the landlord of its unused data center site in Switzerland to fund the settlement of the lease of that site. The loan has been fully repaid as at December 31, 2011 (2010: €1,673,000).

In 2010, the Group entered into a supplier loan amounting to approximately €800,000, which bears an interest at 7%. The loan has been fully repaid as at December 31, 2012 (2011: €568,000 and 2010: €832,000).

20	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2012	2011	2010
	(€’000)
Trade receivables	51,119	43,350	38,370
Rental and other supplier deposits	2,254	2,536	1,886
Cash and cash equivalents	68,692	142,669	99,115

	122,065	188,555	139,371

The Group seeks to minimize the risk related to Cash and cash equivalents by holding cash as widely as possible across multiple bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

The maximum credit exposure on the trade receivables is limited through the deferred revenue balance amounting to €46,530,000 as presented in Note 17 (2011: €42,911,000 and 2010: €39,245,000).

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2012	2011	2010
	(€’000)
UK, France, Germany and the Netherlands	36,960	31,336	27,162
Rest of Europe	14,159	12,014	11,208

	51,119	43,350	38,370

The Group’s most significant customer, serviced from multiple locations under multiple service contracts, accounts for less than 6% of the trade receivables carrying amount as at December 31, 2012, 2011 and 2010.

The aging of trade receivables as at the reporting date was:

	2012		2011		2010
	Gross	Allowance	Gross	Allowance	Gross	Allowance
	(€’000)
Not past due	42,184	—	36,533	—	28,129	—
Past due 1–30 days	5,369	—	3,549	—	6,546	—
Past due 31–120 days	2,913	39	3,009	35	3,884	235
Past due 121 days–1 year	763	108	609	358	177	150
More than 1 year	219	182	267	224	114	95

	51,448	329	43,967	617	38,850	480

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2012	2011	2010
	(€’000)
Balance as at January 1,	617	480	302
Impairment loss recognized	372	281	192
Write-offs	(660)	(144)	(14)

Balance as at December 31,	329	617	480

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2012

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	256,268	371,150	24,700	346,450	—
Finance lease liabilities	20,361	32,316	1,659	7,215	23,442
Mortgage loan	9,903	11,327	938	10,389	—
Other loans	1,605	1,918	96	1,822	—
Trade and other payables(1)	88,517	88,517	88,517	—	—

	376,654	505,228	115,910	365,876	23,442

December 31, 2011

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	255,560	395,850	24,700	98,800	272,350
Finance lease liabilities	337	368	263	105	—
Other loans	2,173	2,623	729	1,894	—
Trade and other payables(1)	89,529	89,529	89,529	—	—

	347,599	488,370	115,221	100,799	272,350

December 31, 2010

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	254,924	411,110	24,700	98,800	287,610
Finance lease liabilities	765	810	459	351	—
Other loans	4,110	4,759	2,753	385	1,621
Trade and other payables(1)	74,595	74,595	74,595	—	—

	334,394	491,274	102,507	99,536	289,231

Notes:—

(1)	Excludes deferred revenues and rental holidays.

Market risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2012	2011	2010	2012	2011	2010
Euro
GBP 1	1.233	1.152	1.179	1.222	1.193	1.161
CHF 1	0.830	0.812	0.780	0.828	0.822	0.802
DKK 1	0.134	0.134	0.134	0.134	0.135	0.134
SEK 1	0.115	0.111	0.110	0.116	0.112	0.111

Sensitivity analysis

A 10% strengthening of the euro against the following currencies at December 31 would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and is performed on the same basis for 2011 and 2010.

	Equity	Profit or loss
	(€’000)
December 31, 2012
GBP	(849)	(622)
CHF	(1,192)	146
DKK	(1,434)	(149)
SEK	(390)	43
December 31, 2011
GBP	(219)	(561)
CHF	(1,321)	71
DKK	(1,279)	(149)
SEK	(416)	(384)
December 31, 2010
GBP	344	(805)
CHF	(1,356)	(88)
DKK	(1,122)	(112)
SEK	(27)	(26)

A 10% weakening of the euro against the above currencies at December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2012	2011	2010
	(€’000)
Fixed-rate instrument
Senior Secured Notes	256,268	255,560	254,924
Finance lease liabilities	20,361	337	765
Other loans	1,605	2,173	4,110

	278,234	258,070	259,799
Variable-rate instruments
Mortgage loan	9,903	—	—

	288,137	258,070	259,799

Cash flow sensitivity analysis for fixed-rate instruments

The group does not account for any fixed-rate financial assets and liabilities at fair value through profit and loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the end of the reporting period would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. For the comparative years, 2011 and 2010, there were no variable rate instruments.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
December 31, 2012
Variable rate instruments	(40)	40	—	—

Fair values and hierarchy

Fair values versus carrying amounts

The market price of the Senior Secured Notes as of December 31, 2012 was 112.05. Using this premium, the fair value of the Senior Secured Notes would have been approximately €291.3 million compared to its nominal value of €260 million. The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair value hierarchy

As at December 31, 2012, there are no liabilities related to financial instruments which are carried at fair value. The company uses three levels of valuation method as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At December 31, 2012, the Group had a financial asset carried at fair value, its investment in Istream Planet Inc. In the years 2011 and 2010, the Group had no financial instruments carried at fair value.

December 31, 2012	Level 1	Level 2	Level 3
Financial asset	—	—	774

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital.

The Group’s net debt to adjusted equity ratio at the reporting date was as follows:

	2012	2011	2010
	(€’000)
Net debt
Total liabilities	443,650	413,720	391,493
Less: Cash	(68,692)	(142,669)	(99,115)

	374,958	271,051	292,378

Equity
Total equity	375,574	330,561	155,269

Net debt to adjusted equity ratio	1.00	0.82	1.88

21	Share-based payments

Summary of outstanding options

Share options to acquire a fixed number of shares are granted to employees and others based on a number of factors. The exercise price is fixed at the date of the grant. The numbers of options listed below are post the reverse stock split 5:1, which was effected upon completion of the initial public offering on January 28, 2011.

The terms and conditions of the grants, post reverse stock split, under the 2008 Option Plan with an exercise price, are as follows:

Grant date	Employees entitled	Exercise price in €	Options granted outstanding	Options granted outstanding, vested
			(In thousands)
2007	Key management	3.50	98	98
	Key management	4.45	60	60
2008	Senior employees	4.45	56	56
	Senior employees	5.00	17	17
2009	Key management	5.00	100	75
	Senior employees	5.00	9	4
2010	Key management	5.00	40	28
	Senior employees	5.00	102	58
	Key management	6.50	60	34
	Senior employees	6.50	30	12
	Senior employees	7.50	25	14

	Total share options		597	456

The terms and conditions of the grants, post reverse stock split, under the 2011 Option Plan with an USD exercise price, are as follows:

Grant date	Employees entitled	Exercise price in $	Outstanding	Exercisable
			(In thousands)
2011	Key management (Executive Director)	14.74	600	400
	Non-Executive Directors	13.00-14.74	30	10
	Senior employees	13.00-14.65	658	200
2012	Key management	10.00-11.50	195	—
	Non-Executive Directors	13.92	15	—
	Senior employees	13.07-21.37	320	56

	Total share options		1,818	666

Share options granted before the year 2012, under the 2008 Option Plan, vest over 4 years and can be exercised up to 5 years after the date of grant. In 2010, the exercise periods of some options granted in 2003 and 2005 but not yet exercised were extended to March 31, 2012. Share options granted in the year 2011, under the 2011 Option Plan generally, vest over 4 years and can be exercised up to 8 years after the date of grant. The options granted in 2011 to the Company’s Executive Director, Non-Executive Directors and certain employees as well as the options granted in 2012 to the Non-Executive Directors have an accelerated vesting term. In 2012, the options granted to key management in the year 2007 have been extended with one year. The related costs are accounted for in the employee expenses related to share-based payments.

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2012	2011	2010	2012	2011	2010
Outstanding at 1 January	3.94	2.91	2.65	2,554	4,733	4,366
Granted	—	—	5.64	—	—	415
Exercised	3.61	1.61	1.50	(1,939)	(2,156)	(4)
Expired	—	—	1.00	—	—	(6)
Forfeited	5.22	5.76	5.62	(18)	(23)	(38)

Outstanding –December 31	4.98	3.94	2.91	597	2,554	4,733
Exercisable –December 31	4.76	3.72	2.36	456	2,231	3,997

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2011 Option Plan with US dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2012	2011	2010	2012	2011	2010
Outstanding at 1 January	13.65	—	—	1,336	—	—
Granted	13.43	13.65	—	609	1,336	—
Exercised	12.76	—	—	(92)	—	—
Expired	—	—	—		—	—
Forfeited	13.00	—	—	(35)	—	—

Outstanding –December 31	13.64	13.65	—	1,818	1,336	—
Exercisable –December 31	14.01	14.41	—	666	247	—

The options outstanding at December 31, 2012 have a weighted average remaining contractual life of 5.5 years (2011: 3.2 years and 2010: 4.3 years).

Employee expenses

In 2012, the Company recorded employee expenses of €5,488,000 related to share-based payments (2011: €2,736,000 and 2010: €1,684,000). The 2012 share-based payments related expenses include an amount of €2,078,000 related to taxes and social security charges.

The weighted average fair value at grant date of options granted during the period has been determined using the Black-Scholes valuation model. The following inputs have been used:

	2012	2011	2010
Share price in € at grant date (post reverse stock split)	10.65-16.47	8.02-9.71	10.20-14.10
Exercise price in € (post reverse stock split)	7.71 to 17.45	9.01 to 10.95	5.00 to 7.50
Dividend yield	0%	0%	0%
Expected volatility	40%	40%	35%
Risk-free interest rate	0.7%-2.0%	2.0%	4.0%
Expected life weighted average	5.1 years	5.1 years	3.5 years

The significant inputs into the model were:

•

Expected volatility based on a combination of the performance of the Company and, given the short period that the shares of the Company are traded publicly, other companies that are considered to be comparable to the Group.

•

The risk-free interest rate based on the yield on zero coupon bonds issued by the European Central Bank for European Union government debt rates with a maturity similar to the expected life of the options.

•	Dividend yield is considered to be nil.

•	Expected life is considered to be equal to the average of the share option exercise and vesting periods.

22	Financial commitments

(Non-)cancellable operating lease commitments

At December 31, the Group has future minimum commitments for (non-)cancellable operating leases with terms in excess of one year as follows:

	2012	2011	2010
	(€’000)
Within 1 year	28,755	25,529	23,280
Between 1 and 5 years	118,418	102,741	92,269
After 5 years	223,635	167,428	124,488

	370,808	295,698	240,037

As at December 31, 2012, of the non-cancellable operating leases an amount of €11,557,000 relates to the lease contracts, which are provided for as part of the provision for onerous lease contracts.

Of the total operating leases, as at December 31, 2012, an amount of €76,188,000 is cancellable until January 1, 2016.

The total gross operating lease expense for the year 2012 was €22,900,000 (2011: €22,000,000 and 2010: €21,082,000).

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least one year and generally between three and five years resulting in future committed revenues from customers. At December 31, the Group had contracts with customers for future committed revenues receivable as follows:

	2012	2011	2010
	(€’000)
Within 1 year	204,164	139,475	154,634
Between 1 and 5 years	240,951	201,620	149,900
After 5 years	105,069	103,934	18,606

	550,184	445,029	323,140

Commitments to purchase power

The Group, where possible and for its own use, seeks to purchase power on fixed-price term agreements with local power supply companies within the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of power at fixed prices. At December 31, the Group had entered into non-cancellable power purchase commitments as follows:

	2012	2011	2010
	(€’000)
Within 1 year	21,600	15,800	13,900
Between 1 to 5 years	11,600	—	14,700

	33,200	15,800	28,600

23	Capital commitments

At December 31, 2012, the Group had outstanding capital commitments totaling €17,900,000 (2011: €102,000,000 and 2010: €19,855,000). These commitments are expected to be settled in the following financial year. The decrease results from the timing of expansion projects.

24	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our Borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to €6,456,000 (2011: €6,350,000 and 2010: €3,920,000) and other guarantees amounting to €211,000 (2011: €1,027,000).

Site restoration costs

As at December 31, 2012, the estimated discounted cost and recognized provision relating to the restoration of data center leasehold premises was €716,000 (2011: €701,000 and 2010: €695,000).

In accordance with the Group’s accounting policy site restoration costs have only been provided in the financial statements in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As at December 31, 2012, the Group estimated the possible liability to be in the range from nil to €19,600,000 (2011: nil to €17,000,000 and 2010: nil to €15,400,000).

Other obligations pertaining to the Company, not appearing on the statement of financial position have been disclosed in Note 36 below.

25	Related-party transactions

There are no material transactions with related parties, other than as disclosed below, and all transactions are conducted at arm’s length.

Shareholders’ Agreement

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

If Baker Capital or its affiliates continues to be the owner of shares representing less than or equal to 25% but more than 15% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination three of the seven members of the Board, at least one of whom shall satisfy the criteria for independent Directors. For so long as Baker Capital or its affiliates continue to be the owner of shares representing less than or equal to 15% but more than 10% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination two of the seven members of our Board, none of whom shall be required to be independent. At such time that the ownership of Baker Capital or its affiliates is less than or equal to 10% but more than 5% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination one of the seven members of our Board, who shall not be required to be independent.

Furthermore, for so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of the outstanding ordinary shares, Baker Capital will have the right, but not the obligation, to nominate the Chairman of our Board.

As long as Baker Capital or its affiliates continue to be the owner of shares representing more than 15% of the outstanding ordinary shares, at least one of Baker Capital’s Director nominees shall be appointed to each of our standing committees, provided that such Baker Capital nominees shall meet any independence or other requirements of the applicable listing standards.

As at April 1, 2013, private equity investment funds affiliated with Baker Capital indirectly own 30.20% of Interxion’s equity.

Key management compensation

The total compensation of key management is as follows:

	2012	2011	2010
	(€’000)
Short-term employee benefits (salaries and bonuses)	2,510	3,406	3,937
Post-employment benefits	60	44	88
Share-based payments	1,219	1,263	635
Crisis wage tax	1,565	—	—
Termination benefits	—	115	—

	5,354	4,828	4,660

Key management’s share-based payment compensation is disclosed in Note 21, and the compensation of the Executive Director and Non-Executive Directors of the Board is disclosed on individual basis elsewhere in this annual report.

In 2012, the Dutch Government imposed a crisis wage tax payable by employers over the employee’s total compensation in excess of €150,000, including the benefit from options exercised. The crisis wage tax payable over key management compensation including the benefit from options exercised is presented as “Crisis wage tax” in the table above.

France IX loan

Interxion France is a member and co-founder of the France IX association, founded in 2010, the mission of which is to reinforce Paris as a global peering point by developing a panel of services that meets the various, and current, needs of the market, and by gathering together French and foreign ISPs and Internet services, and content providers. In 2011, Interxion France incurred costs which were recharged to France IX association, receipt of which has been formalized in a loan agreement, of which €620,000 is outstanding as at December 31, 2012. The receivable is presented as another non-current asset.

26	Events subsequent to the balance sheet date

On January 18, 2013, the Group completed a €10 million mortgage financing. The loan is secured by a mortgage on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl, a pledge on the lease agreement, and is guaranteed by Interxion France SAS. The loan with a maturity of fifteen years has a variable interest rate based on EURIBOR plus 260 basis points. The principal is to be repaid in quarterly installments of €167,000 of which the first quarterly installment was due on and was paid before April 18, 2013.

No other subsequent events have been identified.