Form 20-F
period 2013-12-31
InterXion Holding N.V.
filed 2014-04-08
CIK 1500866

As filed with the Securities and Exchange Commission on April 8, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

68,867,038 ordinary shares

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

EBITDA and Adjusted EBITDA

In this annual report we refer to our EBITDA and Adjusted EBITDA. We define EBITDA as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. For a reconciliation of EBITDA and Adjusted EBITDA to Operating profit/(loss) and Profit for the year attributable to shareholders, see “Operating and Financial Review and Prospects—EBITDA and Adjusted EBITDA.” EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Additional Key Performance Indicators

In addition to EBITDA and Adjusted EBITDA, our management also uses the following key performance indicators as measures to evaluate our performance:

•	Equipped Space: the amount of data center space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at a data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power capacity and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space (such as corridors) which cannot be sold to individual customers;

•	Revenue Generating Space is defined as the amount of Equipped Space that is under contract and billed on the relevant date;

•	Utilization Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%;

•	Recurring Revenue Percentage: Recurring Revenue during the relevant period as a percentage of total revenue in the same period. Recurring Revenue comprises revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded. Monthly Recurring Revenue is the contracted Recurring Revenue over a full month excluding energy usage revenues, amortized set-up fees and the sub-leasing of office space; and

•	Average Monthly Churn: the average of the Churn Percentage in each month of the relevant period. Churn Percentage in a month is the contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Recurring Revenue and Average Monthly Churn are all non-GAAP measures. Together with the other key performance indicators listed above, they serve as additional indicators of our operating performance and are not required by, or presented in accordance with, IFRS. They are not intended as a replacement for, or alternatives to, measures such as cash flows from operating activities and operating profit as defined and required under IFRS. We believe that EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and our other key performance indicators are measures commonly used by analysts, investors and peers in our industry. We have, therefore, disclosed this information to permit a more complete analysis of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and our other key performance indicators, as we calculate them, may not be comparable to similarly titled measures reported by other companies. For a reconciliation of EBITDA and Adjusted EBITDA to operating profit/(loss), see “Operating and Financial Review and Prospects—EBITDA and Adjusted EBITDA.” EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and our other key performance indicators listed above may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

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

Solely for convenience, this annual report contains translation of certain euro amounts into U.S. dollars based on the noon buying rate of €1.00 to U.S. $ 1.3779 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2013. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information.”

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The following selected financial data as of and for the years ended December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2010 and December 31, 2009 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements included in this annual report have been prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board and have been audited by KPMG Accountants N.V., an independent registered public accounting firm.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

	Year ended December 31,	Year ended December 31,
	2013(1)	2013	2012	2011	2010	2009
	(U.S. $’000, except per share amounts and number of shares in thousands)	(€’000, except per share amounts and number of shares in thousands)
Income statement data
Revenue	423,168	307,111	277,121	244,310	208,379	171,668
Cost of sales	(171,054)	(124,141)	(113,082)	(101,766)	(91,154)	(78,548)

Gross profit	252,114	182,970	164,039	142,544	117,225	93,120
Other income	470	341	463	487	425	746
Sales and marketing costs	(31,441)	(22,818)	(20,100)	(17,680)	(15,072)	(11,253)
General and administrative costs	(124,195)	(90,134)	(79,243)	(67,258)	(55,892)	(50,628)

Operating profit	96,948	70,359	65,159	58,093	46,686	31,985
Net finance expense	(79,165)	(57,453)	(17,746)	(22,784)	(29,444)	(6,248)

Profit before taxation	17,783	12,906	47,413	35,309	17,242	25,737
Income tax (expense) / income	(8,380)	(6,082)	(15,782)	(9,737)	(2,560)	715

Profit for the year attributable to shareholders	9,403	6,824	31,631	25,572	14,682	26,452

Basic earnings per share(2)	0.14	0.10	0.47	0.40	0.33	0.60

Diluted earnings per share(2)	0.14	0.10	0.46	0.39	0.31	0.57

Number of shares(2) (3)	68,867	68,867	68,176	66,129	44,354	44,351

Weighted average number of shares for Basic earnings per share(2) (4)	68,584	68,584	67,309	64,176	44,352	43,999

Weighted average number of shares for Diluted earnings per share(2) (4)	69,345	69,345	68,262	65,896	47,707	46,792

	Year ended December 31,	Year ended December 31,
	2013(1)	2013	2012	2011	2010	2009
	U.S. $’000, except per share amounts and number of shares in thousands)	(€’000, except per share amounts and number of shares in thousands)
Cash flow statement data
Net cash flows from operating activities	99,985	72,563	89,082	64,043	74,379	51,378
Net cash flows from investing activities	(197,565)	(143,381)	(179,105)	(161,011)	(100,164)	(100,949)
Net cash flows from financing activities	66,017	47,911	15,883	140,330	92,748	19,764
Capital expenditures including intangibles(5)	(197,565)	(143,381)	(178,331)	(161,956)	(100,394)	(101,053)

	Year ended December 31,	Year ended December 31,
	2013(1)	2013	2012	2011	2010	2009
	(U.S. $’000)	(€’000)
Balance sheet data
Trade and other current assets	133,247	96,703	74,854	67,874	55,672	55,610
Cash and cash equivalents(6)	62,956	45,690	68,692	142,669	99,115	32,003

Current assets	196,203	142,393	143,546	210,543	154,787	87,613
Non-current assets	1,058,754	768,382	675,678	533,738	391,975	320,407
Total assets	1,254,957	910,775	819,224	744,281	546,762	408,020

Current liabilities	193,078	140,125	134,109	133,799	112,375	120,894
Non-current liabilities	527,389	382,748	309,541	279,921	279,118	152,749

Total liabilities	720,467	522,873	443,650	413,720	391,493	273,643
Shareholders’ equity	534,490	387,902	375,574	330,561	155,269	134,377
Total liabilities and shareholders’ equity	1,254,957	910,775	819,224	744,281	546,762	408,020

Notes:

(1)	The “Income statement data,” “Cash flow statement data” and “Balance sheet data” as of and for the year ended December 31, 2013 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2013 for euros into U.S. dollars of €1.00 = U.S. $1.3779. See “Exchange Rate Information” for additional information.
(2)	“Basic earnings per share”, “Diluted earnings per share” and “Number of shares” have been adjusted to reflect the five-to-one reverse stock split, which occurred in conjunction with our initial public offering in January 2011.
(3)	“Number of shares” is in thousands as at the end of the year.
(4)	“Weighted average number of shares for Basic earnings per share” and “Weighted average number of shares for Diluted earnings per share” are in thousands.
(5)	Capital expenditures including intangible assets, represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.
(6)	Cash and cash equivalents includes €4.1 million, €5.0 million, €4.8 million, €4.2 million and €3.9 million as of December 31, 2013, December 31, 2012, December 31, 2011, December 31, 2010 and December 31, 2009, respectively, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

Exchange Rate Information

We publish our financial statements in euro. The conversion of euro into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rates of euro into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euro to U.S. dollars and from U.S. dollars to euro in this annual report were made at a rate of €1.00 to U.S. $ 1.3779, the noon buying rate in effect as of December 31, 2013. We make no representation that any euro or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between the euro and the U.S. dollar for the periods indicated.

	Low	High
	(U.S. $ per €1.00)
Month:
September 2013	1.3120	1.3537
October 2013	1.3490	1.3810
November 2013	1.3357	1.3606
December 2013	1.3552	1.3816
January 2014	1.3500	1.3682
February 2014	1.3507	1.3806
March 2014	1.3731	1.3927
April 2014 (through April 4, 2014)	1.3704	1.3804

Average for Period(1)
(U.S. $ per €1.00)
Year ended December 31,:
2009	1.3955
2010	1.3211
2011	1.4002
2012	1.2909
2013	1.3303

Source: Federal Reserve Bank of New York

Note:

(1)	Annual averages are calculated from month-end exchange rates by using the average of the exchange rates on the last day of each month during the year.

On April 4, 2014, the noon buying rate was €1.00 to U.S. $1.3704.

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

Our operating expenses primarily consist of personnel, power and property costs. Personnel and property costs cannot be easily reduced in the short term. Therefore, we are unlikely to be able to reduce significantly our expenses in response to a slowdown in demand for our services or any decrease in revenue. The terms of our leases with landlords for facilities that serve as data centers are typically for a minimum period of 10 to 15 years (excluding our extension options) and do not provide us with an early termination right, while our colocation contracts with customers are initially typically for only three to five years. As at December 31, 2013, 42% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Our personnel costs are fixed due to our contracts with our employees having set notice periods and local law limitations in relation to the termination of employment contracts. In respect of our power costs, there is a minimum level of power required to keep our data centers running irrespective of the number of customers using them so our power costs may exceed the amount of revenue derived from power. We could have higher than expected levels of unused capacity in our data centers if, among other things:

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

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2013 we invested €143.4 million in property, plant and equipment (€140.3 million) and intangible assets (€3.1 million). In the year ended December 31, 2012 we invested €178.3 million in property, plant and equipment (€172.0 million) and intangible assets (€6.3 million). Investments in property, plant and equipment includes expansion, upgrade, maintenance and general administrative IT equipment. Investments in intangible assets include power grid rights and software development.

We expect to continue to invest as we expand our data center footprint and increase our Equipped Space based on demand in our target markets. Our total annual investment in property, plant and equipment includes maintenance and replacement capital expenditures. Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that such expenses will be between 3% and 5% of total revenue in the long term. We hold title to the AMS3, AMS6, CPH2, FRA8, PAR3 and PAR5 properties, and we have exercised the option to purchase the freehold land in Paris on which we own the PAR7 data center. Until we complete the acquisition of the freehold land with respect to PAR7, the freehold land will be reported as a financial lease. We also lease space for data centers and typically begin construction before entering into contractual agreements with customers to utilize the capacity of our data centers under construction. In some cases, we enter into lease agreements for data centers or begin expansions at our existing data centers without any pre-existing customer commitments to use the additional space that will be created. If we open a new data center or complete an expansion at an existing data center, we will be required to pay substantial up-front and ongoing costs associated with that data center, including leasehold improvements, basic overhead costs and rental payments regardless of whether or not we have any agreements with customers to fill the space.

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

We hold title to the AMS3, AMS6, CPH2, FRA8, PAR3 and PAR5 properties, and we have exercised the option to purchase the freehold land in Paris on which we own the PAR7 data center. Until we complete the acquisition of the freehold land with respect to PAR7, the freehold land will be reported as a financial lease. For the leased properties, on which our data centers are located, we generally enter into leases for initial minimum periods of 10 to 15 years (excluding renewal options). Including renewal options, the lease properties are generally secured for terms of 20 to 25 years. The majority of our leases are subject to an annual inflation-linked increase in rent and, on renewal (or earlier in some cases), the rent we pay may be reset to the current market rate. There is, therefore, a risk that there will be significant rent increases when the rent is reviewed. Our leases in France, Ireland, Belgium and the United Kingdom do not contain contractual options to renew or extend those leases, and we have exhausted or may in the future exhaust such options in other leases. With respect to our operating leases in France, certain landlords may terminate our operating leases following the expiration of the original lease period (being 12 years from the commencement date), and the other leases in France may be terminated by the landlords at the end of each three year period upon giving six months prior notice in the event the landlord wishes to carry out construction works to the building. The non-renewal of leases for our existing data center locations, or the renewal of such leases on less favorable terms, is a potentially significant risk to our ongoing operations. We would incur significant costs if we were forced to vacate one of our data centers due to the high costs of relocating our own and our customers’ equipment, installing the necessary infrastructure in a new data center and, as required by most of our leases, reinstating the vacated data center to its original state. In addition, if we were forced to vacate a data center, we could lose customers that chose our services based on location. If we fail to renew any of our leases, or the renewal of any of our leases is on less favorable terms and we fail to increase revenues sufficiently to offset the higher rental costs, this could have a material adverse effect on our business, financial condition and results of operations.

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

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud -neutral colocation data center service providers, such as Equinix, Telecity and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

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

We may also see increased competition for data center space and customers from wholesale data center providers, such as large real estate companies. Rather than leasing available space to large single tenants, real estate companies, including certain of our landlords, may decide to convert the space instead to smaller square meter units designed for multitenant colocation use. In addition to the risk of losing customers to wholesale data center providers, this could also reduce the amount of space available to us for expansion in the future. As a result of such competition, we could suffer from downward pricing pressure and the loss of customers (and potential customers), which would have a material adverse effect on our business, financial condition and results of operations.

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

The majority of our initial customer contracts are entered into on a fixed term basis for periods from three to five years, which, unless terminated in advance, are automatically renewed for subsequent one-year periods. Please see Item 4 “Information on the Company—Customer Contracts.” As at December 31, 2013, 42% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Consequently, a large part of our customer base could either terminate their contracts with us at relatively short notice, or seek to re-negotiate the pricing of such contracts downwards, which, if either were to occur, would have a material adverse effect on our business, financial condition and results of operations.

Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

As at December 31, 2013, we had €30.3 million of recognized net deferred tax assets and €1.4 million of unrecognized net deferred tax assets. We cannot assure you that we will generate sufficient profit in the relevant jurisdictions to utilize these deferred tax assets fully or that the tax loss availability will not expire before we have been able to fully utilize them. In addition, applicable law could change in one or more jurisdictions in which we have deferred tax assets, rendering such assets unusable. Either such event would cause us to pay taxes in greater amounts than would otherwise occur, which may have a material adverse effect on our results of operations.

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

Our reporting currency for purposes of our financial statements is the euro. We also, however, earn revenues and incur operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner, Swedish kroner and US dollars. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage the risk of our foreign currency exposure.

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

Acquisitions, business combinations and other transactions present many risks, and we may not realize the financial or strategic goals that were contemplated at the time of any transaction and such transactions may alter our financial or strategic goals.

We have evaluated, and expect to continue to evaluate, potential strategic combinations and acquisitions and other transactions. We may enter into transactions like these at any time, or discussions concerning such transactions, which may include combinations with other companies or businesses, acquisitions of us by third parties, including potential strategic and financial acquirers and acquisitions by us of businesses, products, services or technologies that we believe to be complementary. These potential transactions expose us to several potential risks, including:

•	the possible disruption of our ongoing business and diversion of management’s attention by acquisition, transition and integration activities and/or entering into discussions that do not result in a transaction;

•	our potential inability to successfully pursue or realize some or all of the anticipated revenue opportunities associated with an acquisition or investment;

•	the possibility that we may not be able to successfully integrate acquired businesses, or businesses in which we invest, or achieve anticipated operating efficiencies or cost savings;

•	the possibility that announced acquisitions or business combinations may not be completed, due to failure to satisfy the conditions to closing or for other reasons;

•	the dilution of our existing stockholders as a result of any such transaction that involves the issuance of stock;

•	the possibility of customer dissatisfaction if we are unable to achieve levels of quality and stability on par with past practices or with respect to any business combination with a new party;

•	the possibility that additional capital expenditures may be required or that transaction expenses associated with acquisitions may be higher than anticipated;

•	the possibility that required financing to fund the requirements of a transaction may not be available on acceptable terms or at all;

•	the possibility governmental approvals under antitrust and competition laws required to complete a transaction may not be obtained on a timely basis or at all, which could, among other things, delay or prevent the completion of a transaction, or limit the ability to realize the expected financial or strategic benefits of a transaction or have other adverse effects on our current business and operations;

•	the possibility of loss or reduction in value of acquired businesses;

•	the possibility that carriers may find it cost-prohibitive or impractical to bring fiber and networks into a new data center;

•	the possibility of litigation or other claims in connection with or as a result of a transaction including claims from terminated employees, customers, former or current stockholders or other third parties;

•	the possibility of pre-existing undisclosed liabilities, including but not limited to lease or landlord related liability, environmental or asbestos liability, for which insurance coverage may be insufficient or unavailable; and

•	the possibility there will not be sufficient customer demand to realize expected returns on these transactions.

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

Our ability to maximize revenue growth depends on our ability to develop and grow communities of interest within our target customer segments such as network providers, cloud and managed service providers, financial services, enterprises and digital media and distribution. Within each community, there are certain customers, which we consider to be magnetic customers as we believe they make it attractive to other customers to be in our data centers. Our ability to attract magnetic customers to our data centers will depend on a variety of factors, including the presence of multiple carriers, the mix of our offerings, the overall mix of customers, the presence of other magnetic customers, the data center’s operating reliability and security and our ability to effectively market our offerings. We may not be able to attract magnetic customers and thus be unsuccessful in the development of our communities of interest. This may hinder the development, growth and retention of customer communities of interest and adversely affect our business, financial condition and results of operations.

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

Our operations are highly dependent on the proper functioning of our information technology systems. We are in the process of upgrading our information technology systems. The failure or unavailability of such systems during or after the upgrade process could result in the loss of existing or potential customers and harm our reputation, business and operating results.

We rely heavily on our information technology and back office systems to conduct our business, including for purposes of providing customer fee quotes and maintaining accurate customer service and billings records. Commencing in 2012, we began a significant project to overhaul our back office systems that support the customer experience, from initial quote to customer billing, including those used to generate and provide fee quotes to existing and potential customers. As a continuation of this upgrade project, in 2013, we began to devote significant resources to upgrade our financial and client contract billing system. The upgrade of our back office systems is ongoing and we expect the upgrade process to continue through 2014.

Difficulties with our systems may interrupt our ability to accept and deliver customer orders and impact our overall financial operations, including our accounts payable, accounts receivables, general ledger, close processes, internal financial controls, and our ability to otherwise run and track our business. We may need to expend significant attention, time and resources to correct problems or find alternative sources for performing these functions. As a result of any significant investments in ongoing upgrades or any future upgrades or modifications, we may be unable to devote adequate financial and other resources to remedy any such delay or technical difficulty in an efficient manner.

Any disruption to our information technology and back office systems, whether caused by upgrade projects or otherwise, may adversely affect our business and operating results.

Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations

We have a significant amount of debt and expect to incur additional debt to support our growth. As of December 31, 2013, our total indebtedness was approximately €371.9 million, our stockholders’ equity was €387.9 million and our cash and cash equivalents totaled €45.7 million. Our substantial amount of debt could have important consequences. For example, it could:

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

We require a significant amount of cash to service our debt, which may limit available cash to fund working capital and capital expenditures. Our ability to generate sufficient cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund working capital and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors.”

We cannot assure you that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including the Senior Secured Notes, or to fund our other liquidity needs. See Item 5 “Operating and Financial Review and Prospects.”

If our future cash flows from operations and other capital resources (including borrowings under our Revolving Facility) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities and capital expenditures;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, including the Senior Secured Notes, on or before maturity.

We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms or our debt, including the Revolving Facility and the Senior Secured Notes, will limit, and any future debt may limit, our ability to pursue any of these alternatives.

We may need to refinance our outstanding debt

We may also need to refinance a portion of our outstanding debt as it matures, such as mortgages with quarterly repayment schedules, our PAR7 finance lease obligation due in 2019 and our €325.0 million 6.00% senior secured notes due in 2020 (the “Senior Secured Notes”). There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could materially adversely affect our financial condition, cash flows and results of operations

If we increase our indebtedness by borrowing additional amounts under our €100.0 million revolving facility (the “Revolving Facility”) or incur other new indebtedness, the risks described above would increase.

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

Our Revolving Facility and the Indenture (as defined below) governing the Senior Secured Notes contain covenants which impose significant restrictions on the way we and our subsidiaries operate, including (but not limited to) restrictions on the ability to:

•	create certain liens;

•	incur debt and/or guarantees;

•	enter into transactions other than on arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorised by the Revolving Facility Agreement (as defined below);

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Senior Secured Notes;

•	enter into any sale and leaseback transactions;

•	make certain investments or other types of restricted payments;

•	substantially change the nature of the Company’s or the Group’s business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

Our Revolving Facility also requires us to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding net senior debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis) requiring total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.00 to 1.00. In addition, the Company must ensure, under the Revolving Facility Agreement, that the guarantors represent a certain percentage of adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under our Revolving Facility, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances or to the extent we pay such debts, we may not have sufficient cash to fund our working capital expenditure needs.

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

Due to the high volume of important data that passes through data centers, there is a real risk that terrorists seeking to damage financial and technological infrastructure view data centers generally, and those in concentrated areas specifically, as potential targets. These factors may increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business, financial condition and results of operations if we are unable to pass such costs on to our customers. These circumstances may also adversely affect the ability of companies, including us, to raise capital. We may not have adequate property and liability insurance to cover terrorist attacks.

In addition, we depend heavily on the physical infrastructure (particularly as it relates to power) that exists in the markets in which we operate. Any damage to such infrastructure, particularly in the major European markets such as Amsterdam, Frankfurt, London and Paris, where we derive a substantial amount of our revenue and which are likely to be more prone to terrorist activities, may materially and adversely affect our business.

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

We may face potential direct and indirect liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims, as well as reputational damage, based on the nature and content of the materials disseminated from our data centers, including on the grounds of allegations of the illegality of certain activities carried out by customers through their equipment located in our data centers. For example, lawsuits may be brought against us claiming that content distributed by our customers may be regulated or banned. Our general liability insurance may not cover any such claim or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial emails (“spam”), which may be viewed as offensive by recipients, from servers hosted at our data centers to a number of people, typically to advertise products or services. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to spam. Although our contracts with our customers prohibit them from spamming, there can be no assurance that customers will not engage in this practice, which could subject us to claims for damages, damage our reputation and have a material adverse effect on our business.

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

In addition, as a consumer of substantial amounts of electricity, we may be affected by the CRC Energy Efficiency Scheme, or the Scheme, which was introduced in 2010, and simplified in May 2013 by the CRC Energy Efficiency Scheme Order 2013. It is a mandatory UK-wide emissions trading scheme based on electricity usage. It applies to organizations that have at least one settled half hourly meter and also consume over 6,000 MWh of half-hourly metered electricity in the initial qualification years for the relevant phase. Phase 1 runs from April 1, 2010 to March 31, 2014 and Phase 2 will run from April 1, 2014 to March 2019. Qualifying organizations are required to register with the CRC Registry for Phase 2 by January 31, 2014, which we have done. Non-compliance with the Scheme may result in criminal and civil penalties.

Participants of the Scheme are required to purchase emissions allowances from the UK Government to cover CO2 emitted from energy supplies in each year. Once registered for Phase 2, participants will have to monitor and report on their electricity consumption for five years and purchase or surrender allowances equal to the quantity of CO2 emissions. Allowances can be bought, traded or surrendered and participants must submit an annual report by the end of July in each compliance year. In the 2013 Autumn Statement, the Chancellor announced that the allowance price for 2014/2015 will be £15.60 per tonne of CO2 in the April 2014 “forecast sale” and £16.40 per tonne in the “buy to comply sale” in June 2015. The potential impacts of the Scheme on our data centers in the UK include the costs of improving energy efficiency in order to reduce electricity consumption and hence the costs of allowances and administration in complying with the Scheme.

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard. The European Union is aiming to reduce primary energy consumption by 20% by 2020 pursuant to the Energy Efficiency Directive 2012, which obliges member states to set indicative targets for themselves, establish auditing requirements and report to the European Commission through periodic National Energy Efficiency Action Plans. The UK has committed to ensuring that 15% of its energy needs are met by renewable sources by 2020.

On July 11, 2013, the Department of Energy and Climate Change issued a consultation on the Energy Saving Opportunity Scheme (ESOS), which will implement Article 8 of the Energy Efficiency Directive 2012, relating to energy audits. With the aim of encouraging investment in energy efficiency, it is intended that all large enterprises (with more than 250 employees or an annual turnover exceeding €50 million and a consolidated balance sheet exceeding €43 million) will be required to participate. Participants will need to review the total energy use and efficiency of their buildings in order to identify opportunities for energy and cost saving measures. Assessments would have to be completed by December 2015, but there is unlikely to be a legal requirement to implement the measures identified. If it is introduced in the Spring of 2014, there will be an overlap with reporting under the CRC Energy Efficiency Scheme, Climate Change Agreements (“CCAs”) and mandatory greenhouse gas reporting requirements.

CCAs are voluntary agreements between the UK Government and energy intensive sectors allowing a discount from the Climate Change Levy in return for companies meeting carbon saving targets. From April 1, 2013, participants are entitled to a 90% reduction on the electricity Climate Change Levy and 65% reduction for other fuels if they agree to and meet their targets. Although the Government indicated in its 2013 Autumn Statement that a CCA for the data center sector would be introduced by the end of 2013, this has not yet happened. We do not therefore qualify for a CCA and instead, we were required to register for Phase 2 of the CRC Energy Efficiency Scheme by January 31, 2014, which we have done.

Non-compliance with, or liabilities under, existing or future environmental or health and safety laws and regulations, including failure to hold requisite permits, or the adoption of more stringent requirements in the future, could result in fines, penalties, third-party claims and other costs that could have a material adverse effect on us.

Changes in Dutch or foreign tax laws and regulations, or interpretations thereof may adversely affect our financial position.

We are a Dutch company with European subsidiaries and are subject to income tax in The Netherlands and foreign income tax in the countries we conduct operations, including The Netherlands, France, Germany and the UK. Significant judgment is required in determining our worldwide tax liabilities and obligations. Although we believe that we have adequately assessed and accounted for our potential tax liabilities, and that our tax estimates including our transfer pricing estimates are reasonable, there can be no certainty that additional taxes will not be due upon an audit of our tax returns or as a result of changes to applicable tax laws and interpretations thereof. In addition, several of the governments in which we conduct operations, including The Netherlands, France, Germany and the UK, are actively considering changes to their respective taxation regimes, which may impact the recognition and taxation of worldwide income. The nature and timing of any amendments to tax laws of the jurisdictions in which we operate and the impact on our future tax liabilities cannot be predicted with any certainty, however any such amendments or changes could materially and adversely impact our results of operations and financial position including cash flows. In the years ended December 31, 2013 and 2012, we were adversely impacted by a ‘one-time’ crisis wage tax in The Netherlands. Initially this new tax was introduced as a one-time crisis wage tax, however, we were subject to this tax again in the year ended December 31, 2013.

Risks Related to Our Ordinary Shares

The market price for our ordinary shares may continue to be volatile.

From January 1, 2013 to December 31, 2013, the closing sale price of our common stock on the NYSE ranged from $20.67 to $27.67 per share. The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

As of March 1, 2014, private equity investment funds affiliated with Baker Capital indirectly own 30.00% of our equity. Upon completion of our initial public offering, we entered into a shareholders agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our board of directors, including the right to nominate the chairman of our board of directors. Please see Item 7: “Major Shareholders and Related Party Transactions”, “Related Party Transactions—Shareholders Agreement with Baker Capital.” As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. In a letter dated February 26, 2014, Lamont Finance, N.Y. and Baker Communications Fund II, L.P., the private equity funds affiliated with Baker Capital (collectively “Baker”), notified the board of directors of the Company that, pursuant to the shareholders agreement, they intend to designate two additional individuals to be elected at the Company’s 2014 Annual General Meeting, each of whom must meet the standards for independence under the requirements of the NYSE. The letter further states. “Baker believes all stakeholders would benefit from a newly constituted Board that is focused on enhancing corporate governance and is open to all avenues for creating and maximizing shareholder value.” As of the date of this report, the Company has not received the names of any additional nominees from Baker.

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

Many of the corporate governance rules of the New York Stock Exchange (“NYSE”) do not apply to the Company as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While the Company’s management believes that its corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE rules, there are certain key differences which are described below.

Under Sections 303A.04 and 303A.05 of the NYSE rules, which govern nominating/corporate governance committees and compensation committees, respectively, the Company’s Nominating Committee and Compensation Committee do not meet the NYSE independence standard, as one (1) member of each respective committee is not “independent” as defined under the applicable NYSE rules.

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

As a listed public company, we incur additional legal, accounting, insurance and other expenses than we would have incurred as a private company. We incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act and related rules implemented by the U.S. Securities and Exchange Commission (the “SEC”) and the NYSE have imposed increased regulation and required enhanced corporate governance practices for public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. We also expect these new rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

If our internal controls over financial reporting are found to be ineffective, our financial results or our stock price may be adversely affected.

Our most recent evaluation of our internal controls resulted in our conclusion that, as of December 31, 2013, our internal controls over financial reporting were effective. Our ability to manage our operations and growth, and other systems upgrades designed to support our growth, will require us to develop our controls and reporting systems and implement or adopt new controls and reporting systems. If in the future our internal control over financial reporting is found to be ineffective, or if a material weakness is identified in our controls over financial reporting, our financial results may be adversely affected. Investors may also lose confidence in the reliability of our financial statements which could adversely affect our stock price.

ITEM 4: INFORMATION ON THE COMPANY

Overview

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support approximately 1,400 customers through 34 data centers (as at December 31, 2013) in 11 countries enabling them to protect, connect, process and distribute their most valuable information. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media between carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud neutral colocation services includes space, power, cooling and a secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including London, Frankfurt, Paris and Amsterdam the main data center markets in Europe. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 500 individual carriers and Internet service providers and 19 European Internet exchanges. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

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

Maintain Connectivity Leadership

We seek to increase the number of carriers in each of our data centers by expanding the presence of our existing carriers into additional data centers and targeting new carriers. We also will continue to develop our relationships with Internet exchanges and work to increase the number of Internet service providers in these exchanges. In countries where there is no significant Internet exchange, we will work with Internet service providers and other parties to create the appropriate Internet exchange. Our carrier sales and business development team will continue to work with our existing carriers and Internet service providers, and target new carriers and Internet service providers, to maximize our share of their data center spend, and to achieve the highest level of connectivity in each of our data centers, with the right carriers to support the requirements of each of our communities of interest.

Continue to Deliver Best-in-Class Customer Service

We will continue to provide a high level of customer service in order to maximize customer satisfaction and minimize churn. Our European Customer Service Center operates 24 hours a day, 365 days a year, providing continuous monitoring and troubleshooting and giving our customers one call access to full, multilingual technical support, thereby reducing our customers’ internal support costs. In addition, we will continue to develop our customer tools, which include an online customer portal to provide our customers with real-time access to information. We will continue to invest in our local service delivery and assurance teams, which provide flexibility and responsiveness to customer needs.

Disciplined Expansion and Conservative Financial Management

We plan to invest in our data center capacity, while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We only begin new expansions once we have identified customers and we have the capital to fully fund the build out, with the goal of selling 25% of a data center’s space by its opening. Our expansions are done in phases in order to manage the timing and scale of our capital expenditure obligations, reduce risk and improve our return on capital, with a target internal rate of return in excess of 30%. Finally, we will continue to manage our capital deployment and financial management decisions based on adherence to our target internal rate of return on new expansions and target leverage ratios. For a description of past and current capital expenditures, see Item 5 “Operating and Financial Review and Prospects.”

Our Services

We offer carrier and cloud neutral colocation data center and managed services to our customers.

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

Connectivity

We provide connectivity services that allow our customers to connect their IT infrastructure. These services offer connectivity with more than 500 telecommunications carriers and allow our customers to reduce costs while enhancing the reliability and performance associated with the exchange of Internet and other data traffic. Our connectivity options offer our customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers and some of the most important sources of IP data, content, cloud platforms and distribution in the world.

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

Customers

We categorize our customers into customer segments including: digital media and distribution, enterprises, financial services, managed services providers and network providers. We have approximately 1,400 customers. The majority of our customers have entered into contracts with us for an initial three to five year term, which are typically renewed perpetually and automatically for successive one year periods.

In the year ended December 31, 2013, 33% of our Recurring Revenue came from our top 20 customers, 24% of our Recurring Revenue came from our top 10 customers and no single customer accounted for more than 10% of our Recurring Revenue.

The following table sets forth some of our representative customers by segment:

Digital Media and Distribution	Enterprises	Financial Services	Managed Service Providers	Network Providers
Akamai	Bacardi	ABN Amro Bank N.V.	Hewlett-Packard	AT&T
Britel	Canon	Aviva	IBM	British Telecom
Bwin	Lease Plan	Barclays Capital	Terremark	Colt Technology Services
Deluxe	Merger Market	Bloomberg		Interoute Communications
Internap		Fixnetix		Level3
I-stream Planet		NYSE Euronext		Sprint
Limelight		Options IT
Mindmark		Sungard
RTL Interactive		Trading Technologies

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

Sales

We sell our products and services through local direct sales forces and a centralized International Accounts Team and by attending tradeshows, networking events and industry seminars. Our International Accounts Team focuses on maximizing revenues across our European footprint from our largest customers and on identifying and developing new major accounts. We utilize a number of indirect channel partners in the United States to secure both referrals and orders from companies based out of the United States.

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

Customer Segmentation

Our marketing organization is responsible for the identification of high-growth customer segments and associated companies therein that we wish to target in order to build the community of interest and develop our value proposition to enable success in our chosen markets. Our marketing organization is also responsible for business development of key magnetic and strategic accounts in each segment working with sales in order to build our communities of interest. Magnetic companies when present in our data centers, attract other interested members to join the community. The magnetic effect can be a consequence of the application, data or capability that they place in our data centers. A company in one of our segments is considered “strategic” if its presence adds value to the community of interest by increasing the magnetism of the community. This can be achieved by virtue of its brand and the associated added value to Interxion and the community.

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

Employees

As of December 31, 2013 we had a total of 453 employees (full time equivalents, excluding contractors and interim staff) of which 253 employees worked in operations and support, 97 employees worked in sales and marketing and 103 employees served general and administrative roles. Of our employees 336 were based in countries where we have operations and 117 employees worked from our headquarters near Amsterdam and corporate offices in London as of December 31, 2013. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees are subject to collective bargaining agreements.

Leases

We hold title to the AMS3, AMS6, CPH2, FRA8, PAR3 and PAR5 properties, and we have exercised the option to purchase the freehold land in Paris on which we own the PAR7 data center. Until we complete the acquisition of the freehold land with respect to PAR7, the freehold land will be reported as a financial lease. For the leased properties, on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us to either (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10 to 15 year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease.

Data Center Operations

We have 34 carrier and cloud neutral colocation data centers in 13 metropolitan areas in 11 countries, representing approximately 83,800 square meters of maximum equippable space (as of December 31, 2013). Maximum equippable space is the maximum amount of space in our data centers which is designed to be used and sold as Equipped Space.

All of our data centers are located in Europe and all of our revenues are generated in Europe. For more information on the geographic breakdown of our revenues, see Note 5 of our 2013 consolidated financial statements, included elsewhere herein.

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

The following table presents the key characteristics of our data centers.

Country	Location	Ready for service Quarter	Maximum Equippable Space as of December 31, 2013
			Square Meters
Austria	Vienna	Third Quarter, 2000	4,700
Belgium(1)	Brussels	Third Quarter, 2000	5,100
Denmark(2)	Copenhagen	Third Quarter, 2000	3,800
France	Paris—1	First Quarter, 2000	1,400
France	Paris—2	Third Quarter, 2001	3,000
France	Paris—3	Third Quarter, 2007	2,000
France	Paris—4	Third Quarter, 2007	1,300
France	Paris—5	Fourth Quarter, 2009	4,100
France	Paris—6	Third Quarter, 2009	1,400
France	Paris—7	Second Quarter, 2012	4,700
Germany	Dusseldorf	Second Quarter, 2000	2,800
Germany	Frankfurt—1	First Quarter, 1999	500
Germany	Frankfurt—2	Fourth Quarter, 1999	1,100
Germany	Frankfurt—3	First Quarter, 2000	2,100
Germany	Frankfurt—4	First Quarter, 2001	1,400
Germany	Frankfurt—5	Third Quarter, 2008	1,700

Country	Location	Ready for service Quarter	Maximum Equippable Space as of December 31, 2013
			Square Meters
Germany	Frankfurt—6	Second Quarter, 2010	2,200
Germany	Frankfurt—7	First Quarter, 2012	1,500
Ireland	Dublin—1	Second Quarter, 2001	1,100
Ireland	Dublin—2	First Quarter, 2010	2,400
The Netherlands	Amsterdam—1	First Quarter, 1998	600
The Netherlands	Amsterdam—2	First Quarter, 1999	700
The Netherlands	Amsterdam—3	Fourth Quarter, 1999	3,100
The Netherlands(3)	Amsterdam—4	Fourth Quarter, 2000	—
The Netherlands	Amsterdam—5	Fourth Quarter, 2008	4,300
The Netherlands	Amsterdam—6	Third Quarter, 2012	4,400
The Netherlands(4)	Hilversum	Third Quarter, 2001	600
Spain	Madrid—1	Third Quarter, 2000	4,000
Spain	Madrid—2	Fourth Quarter, 2012	1,700
Sweden	Stockholm—1	Third Quarter, 2000	1,900
Sweden	Stockholm—2	Second Quarter, 2013	1,000
Switzerland(5)	Zurich	Fourth Quarter, 2000	6,500
UK	London—1	Third Quarter, 2000	5,200
UK	London—2	Third Quarter, 2012	1,500

Subtotal			83,800

Notes:

(1)	Brussels maximum equippable space increased by 300 square meters as result of a new expansion.
(2)	Copenhagen maximum equippable space increased by 300 square meters as result of a new expansion
(3)	The maximum equippable space of Amsterdam—4 is included in the maximum equippable space of Amsterdam—1.
(4)	The maximum equippable space of Hilversum decreased by 200 square meters as a result of a renegotiated lease.
(5)	Zurich maximum equippable space increased by 100 square meters as result of a new expansion.

Seasonality

The Company’s operations are not significantly exposed to seasonality.

Competition

We compete with all providers of data center services including in-house and outsourced data centers. Our chief competitors among each of the types of competition are listed below.

Carrier and Cloud Neutral Colocation Data Centers

Carrier and cloud neutral colocation data centers in Europe include Equinix, Telecity and Telehouse. These companies are our chief competitors.

IT Outsourcers and Managed Services Provider Data Centers

IT outsourcers and managed services providers in Europe include HP, IBM, Rackspace and Sungard.

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

Litigation

We have not been party to any legal proceedings, governmental or arbitration proceedings during the twelve months preceding the date of this annual report which may have, or have had in the recent past, a significant effect on our financial position.

Regulation

Although we are not subject to any financial regulations (such as outsourcing requirements, MiFID or Basel II), our financial services customers commonly are. In their contracts with us, these financial services customers impose access, audit and inspection rights to those parts of our data centers that contain their equipment so that they can satisfy their regulatory requirements.

In addition, as a consumer of substantial amounts of electricity, we may be affected by the CRC Energy Efficiency Scheme, or the Scheme, which was introduced in 2010, and simplified in May 2013 by the CRC Energy Efficiency Scheme Order 2013. It is a mandatory UK-wide emissions trading scheme based on electricity usage. It applies to organizations that have at least one settled half hourly meter and also consume over 6,000 MWh of half-hourly metered electricity in the initial qualification years for the relevant phase. Phase 1 runs from April 1, 2010 to March 31, 2014 and Phase 2 will run from April 1, 2014 to March 2019. Qualifying organizations are required to register with the CRC Registry for Phase 2 by January 31, 2014, which we have done. Non-compliance with the Scheme may result in criminal and civil penalties.

Participants of the Scheme are required to purchase emissions allowances from the UK Government to cover CO2 emitted from energy supplies in each year. Once registered for Phase 2, participants will have to monitor and report on their electricity consumption for five years and purchase or surrender allowances equal to the quantity of CO2 emissions. Allowances can be bought, traded or surrendered and participants must submit an annual report by the end of July in each compliance year. In the 2013 Autumn Statement, the Chancellor announced that the allowance price for 2014/2015 will be £15.60 per tonne of CO2 in the April 2014 “forecast sale” and £16.40 per tonne in the “buy to comply sale” in June 2015. The potential impacts of the Scheme on our data centers in the UK include the costs of improving energy efficiency in order to reduce electricity consumption and hence the costs of allowances and administration in complying with the Scheme.

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard. The European Union is aiming to reduce primary energy consumption by 20% by 2020 pursuant to the Energy Efficiency Directive 2012, which obliges member states to set indicative targets for themselves, establish auditing requirements and report to the European Commission through periodic National Energy Efficiency Action Plans. The UK has committed to ensuring that 15% of its energy needs are met by renewable sources by 2020.

On July 11, 2013, the Department of Energy and Climate Change issued a consultation on the Energy Saving Opportunity Scheme (ESOS), which will implement Article 8 of the Energy Efficiency Directive 2012, relating to energy audits. With the aim of encouraging investment in energy efficiency, it is intended that all large enterprises (with more than 250 employees or an annual turnover exceeding €50 million and a consolidated balance sheet exceeding €43 million) will be required to participate. Participants will need to review the total energy use and efficiency of their buildings in order to identify opportunities for energy and cost saving measures. Assessments would have to be completed by December 2015, but there is unlikely to be a legal requirement to implement the measures identified. If it is introduced in the Spring of 2014, there will be an overlap with reporting under the CRC Energy Efficiency Scheme, CCAs and mandatory greenhouse gas reporting requirements.

CCAs are voluntary agreements between the UK Government and energy intensive sectors allowing a discount from the Climate Change Levy in return for companies meeting carbon saving targets. From 1 April 2013, participants are entitled to a 90% reduction on the electricity Climate Change Levy and 65% reduction for other fuels if they agree to and meet their targets. Although the Government indicated in its 2013 Autumn Statement that a CCA for the data center sector would be introduced by the end of 2013, this has not yet happened. We do not therefore qualify for a CCA and instead, we were required to register for Phase 2 of the CRC Energy Efficiency Scheme by January 31, 2014, which we have done.

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

Our subsidiaries perform various tasks, such as servicing our clients, operating our data centers, customers support, and providing management, sales and marketing support to the Group. The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our most significant subsidiaries based on revenues and total assets:

Entity	Country of incorporation	Ownership %	Activity
InterXion HeadQuarters B.V.	The Netherlands	100%	Management
Interxion Europe Ltd	United Kingdom	100%	Management
InterXion Operational B.V.	The Netherlands	100%	Management/Holding
InterXion Nederland B.V.	The Netherlands	100%	Provision of co-location services
InterXion Datacenters B.V.	The Netherlands	100%	Data center sales & marketing
InterXion Real Estate Holding B.V.	The Netherlands	100%	Real estate management/Holding
InterXion Real Estate I B.V.	The Netherlands	100%	Real estate
InterXion Real Estate IV B.V.	The Netherlands	100%	Real estate
InterXion Real Estate V B.V.	The Netherlands	100%	Real estate
InterXion Real Estate X B.V.	The Netherlands	100%	Real estate
InterXion Österreich GmbH	Austria	100%	Provision of co-location services
InterXion Real Estate VII GmbH	Austria	100%	Real estate
InterXion Belgium N.V.	Belgium	100%	Provision of co-location services
InterXion Real Estate IX NV.	Belgium	100%	Real estate
InterXion Danmark ApS.	Denmark	100%	Provision of co-location services
InterXion Real Estate VI ApS.	Denmark	100%	Real estate
Interxion France SAS	France	100%	Provision of co-location services
Interxion Real Estate II SARL	France	100%	Real estate
Interxion Real Estate III SARL	France	100%	Real estate

Entity	Country of incorporation	Ownership %	Activity
InterXion Deutschland GmbH	Germany	100%	Provision of co-location services
InterXion Ireland Ltd.	Ireland	100%	Provision of co-location services
Interxion España SA	Spain	100%	Provision of co-location services
InterXion Sverige AB	Sweden	100%	Provision of co-location services
InterXion (Schweiz) AG	Switzerland	100%	Provision of co-location services
InterXion Real Estate VIII AG.	Switzerland	100%	Real estate
InterXion Carrier Hotel Ltd.	United Kingdom	100%	Provision of co-location services

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with the audited consolidated financial statements and notes thereto and with the financial information presented in Item 18 “Financial Statements” included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in “—Liquidity and Capital Resources” below and Item 3 “Key Information—Risk Factors” above. All forward-looking statements in this annual report are based on information available to us as of the date of this annual report and we assume no obligation to update any such forward-looking statements.

Overview

We are a leading carrier and cloud neutral colocation data center services provider in Europe. Our core offering is carrier and cloud neutral colocation services, which we sell to approximately 1,400 customers. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering is carrier and cloud neutral colocation services, which includes space, uninterrupted power and a secure environment in which to house our customers’ computing, network, storage and IT infrastructure. Our carrier and cloud neutral colocation services enable our customers to reduce operational and capital expenses while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and deliver our services through 34 data centers in 11 countries strategically located in major metropolitan areas, including London, Frankfurt, Paris and Amsterdam, which are the main data center markets in Europe. Because our data centers are located in close proximity to the intersection of telecommunications fiber routes and power sources, we are able to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Our data centers house connections to more than 500 individual carriers and Internet service providers and 19 European Internet exchanges, which allows our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers and Internet service providers, and to other customers, fosters the development of value-added communities of interest, which are important to customers in each of our segments: network providers, managed services providers (including cloud service providers), enterprises, financial services and digital media. Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community to both existing and potential customers.

Growth in Internet traffic, cloud computing and the use of customer-facing hosted applications are driving significant demand for high quality carrier and cloud neutral colocation data center services. This demand results from the need for either more space or more power, or both. These needs, in turn, are driven by, among other factors, decreased cost of Internet access, increased broadband penetration, increased usage of high-bandwidth content, increased number of wireless access points and growing availability of Internet and network based applications. If the global economy’s recovery stalls or is reversed, global IP traffic may grow at a lesser rate, which could lead to a slowdown in the increase in demand for our services.

Our ability to meet the demand for high quality carrier and cloud neutral colocation data center services depends on our ability to add capacity by expanding existing data centers or by locating and securing suitable sites for additional data centers that meet our specifications, such as proximity to numerous network service providers, access to a significant supply of electrical power and the ability to sustain heavy floor loading.

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud neutral colocation data center service providers, such as Equinix, Telecity and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

Key Aspects of Our Financial Model

We offer carrier and cloud neutral colocation services to our customers. Our revenues are mostly recurring in nature and in the last several years, Recurring Revenue has consistently represented over 90% of our total revenue. Our contracted Recurring Revenue model together with low levels of Average Monthly Churn provide significant predictability of future revenue.

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

The following table presents our future committed revenues expected to be generated from our fixed term customer contracts as of December 31, 2013, 2012 and 2011.

	2013	2012	2011(1)
Within 1 year	219,300	204,164	174,263
Between 1 to 5 years	301,600	240,951	207,549
After 5 years	101,800	105,069	104,236

Total	622,700	550,184	486,048

Notes:

(1)	The future committed revenue receivables for the year ended December 31, 2011 have been adjusted compared with the amounts previously reported on Form 20-F for the years ended December 31, 2012 and 2011. If at the end of the reporting date, we have not received a termination notice within the notice period for the contracts with an automatic renewal clause, the Company has assumed that the customers will use and commit to our services for an extended term. This has increased the 2011 future committed future revenue receivable by €41.0 million from €445.0 million.

Revenues are recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable taking into account any discounts or volume rebates.

The Group reviews transactions for separately identifiable components of revenue and if necessary applies individual recognition treatment, in which revenues are allocated to separately identifiable components based on their relative fair values.

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

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of December 31, 2013 we employed 453 full-time equivalent employees: 253 in operations and support; 97 in sales and marketing; and 103 served in general and administrative roles. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also allows us to leverage existing personnel within a data center campus.

In 2013, 2012 and 2011, we invested resources in sales and marketing personnel to engage with our existing and potential customers on an industry basis. This has enabled us to establish closer relationships with our customers thereby allowing us to understand and anticipate their needs and to forecast demand, helping us plan the scope and timing of our expansion activities.

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

The unit price we pay for our energy also has an impact on our energy costs. We generally enter into contracts with local utility companies to purchase energy at fixed prices for periods of one or two years. Within substantially all of our customer contracts, we have the right to adjust at any time the price we charge for our power services to allow us to recover increases in the unit price we pay.

We hold title to the AMS3, AMS6, CPH2, FRA8, PAR3 and PAR5 properties, and we have exercised the option to purchase the freehold land in Paris on which we own the PAR7 data center. Until we complete the acquisition of the freehold land with respect to PAR7, the freehold land will be reported as a financial lease. For the leased properties, on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us to either (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10 to 15 year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease.

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

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100.0 million Revolving Facility Agreement and the €325.0 million 6.0% Senior Secured Notes due 2020. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently, than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

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

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This expansion program, closely matched to both customer demand and available capital resources, has continued since that time. We do not commit to a phase of an expansion or construction of a data center unless we have cash and committed capital available to complete the phase. Since 2006, we have raised debt capital to fund our expansion program, and this has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs of the data center. We refinanced the Company’s debt in February 2010 when we issued €200 million of 9.5% senior secured notes, which was primarily used to repay existing debt, and a further tap offering of €60 million in November 2010. In 2013, we issued €325 million of 6.0% senior secured notes. The proceeds were used to purchase, redeem and discharge the €260 million of 9.5% senior secured notes, pay fees and expenses incurred in connection with the refinancing, and for other general corporate purposes.

In the year ended December 31, 2013, our net finance expense primarily consisted of interest expense of €24.6 million, refinancing expenses of €31.0 million and interest income of €0.5 million. For the full year 2012, the major components of net finance expense consisted of interest expense of €17.2 million and interest income of €0.9 million. For the full year 2011, the major components of net finance expense consisted of interest expense of €23.9 million and interest income of €2.3 million. The increase in net finance expense for the year ended December 31, 2013 was due primarily to €31.0 million of refinancing expenses incurred as well as decreased capitalization of borrowing costs during the construction of new data center space. We capitalized €1.7 million of borrowing costs during the period of construction of new data center space in the year ended December 31, 2013 and €9.2 million in the year ended December 31, 2012. The decrease in net finance expense for the year ended December 31, 2012 was due primarily to the increased capitalization of borrowing costs during the period of construction of new data center space. We capitalized €9.2 million of borrowing costs during the period of construction of new data center space in the year ended December 31, 2012 and €2.6 million in the year ended December 31, 2011.

We discuss our capital expenditures, including intangible assets and our capital expansion program below in “—Liquidity and Capital Resources.”

Income Tax Expense

Since inception we have generated significant tax loss carry forwards in all of our jurisdictions. In 2006, we became taxable income positive and began offsetting our tax loss carry forwards against taxable profits. As at December 31, 2013 we have recognized most of our tax loss carry forwards. We will continue to recognize the remaining deferred tax loss carry forwards progressively as we become profitable in the respective jurisdictions. We expect to be able to continue to use our tax loss carry forwards to minimize cash taxes going forward.

Segment Reporting

We report our financials in two segments, which we have determined based on our management and internal reporting structure: the first being France, Germany, The Netherlands and UK and the second being the Rest of Europe, which comprises our operations in Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are presented as “corporate and other” and comprise mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases, as further explained below) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities. Segment capital expenditure, including intangible assets is the total cost directly attributable to a segment incurred during the period to acquire property, plant and equipment.

Results of Operations

The following table presents our operating results for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,	Year ended December 31,
	2013(1)	2013	2012	2011
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Revenue	423,168	307,111	277,121	244,310
Cost of sales	(171,054)	(124,141)	(113,082)	(101,766)

Gross profit	252,114	182,970	164,039	142,544
Other income	470	341	463	487
Sales and marketing costs	(31,441)	(22,818)	(20,100)	(17,680)
General and administrative costs
Depreciation, amortization and impairments	(79,463)	(57,670)	(43,993)	(35,552)
Share-based payments	(5,717)	(4,149)	(5,488)	(2,736)
(Increase)/decrease in provision for onerous lease contracts	—	—	(838)	(18)
IPO transaction costs	—	—	—	(1,725)
Other general and administrative costs	(39,015)	(28,315)	(28,924)	(27,227)

General and administrative costs	(124,195)	(90,134)	(79,243)	(67,258)

Operating profit	96,948	70,359	65,159	58,093
Net finance expense	(79,165)	(57,453)	(17,746)	(22,784)

Profit before taxation	17,783	12,906	47,413	35,309
Income tax expense	(8,380)	(6,082)	(15,782)	(9,737)

Profit for the year attributable to shareholders	9,403	6,824	31,631	25,572

Basic earnings per share	0.14	0.10	0.47	0.40

Adjusted EBITDA (2)	181,658	131,837	115,015	97,637

The following table presents our operating results as a percentage of revenues for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011
Revenue	100%	100%	100%
Cost of sales	(40)	(41)	(42)

Gross profit	60	59	58
Other income	0	0	0
Sales and marketing costs	(7)	(7)	(7)
General & administrative costs
Depreciation, amortization and impairments	(19)	(16)	(15)
Share-based payments	(1)	(2)	(1)
(Increase)/decrease in provision for onerous lease contracts	0	(0)	(0)
IPO transaction costs	0	0	(1)
Other general and administrative costs	(9)	(10)	(11)

General and administrative costs	(29)	(29)	(28)

Operating profit	23	24	24
Net finance expense	(19)	(6)	(9)

Profit before taxation	4	17	14
Income tax expense	(2)	(6)	(4)

Profit for the year attributable to shareholders	2%	11%	10%

Adjusted EBITDA margin(2)	43%	42%	40%

Notes:

(1)	The operating results for the year ended December 31, 2013 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2013 and for euro into U.S. dollars of €1.00 = U.S. 1.3779. See Item 3 “Key Information—Exchange Rate Information” for additional information.
(2)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million Revolving Facility Agreement and €325 million 6.00% Senior Secured Notes due 2020. Other companies, however, may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. See “—EBITDA and Adjusted EBITDA” for a more detailed description.

The following table presents a reconciliation of Profit for the year attributable to shareholders to EBITDA and EBITDA to Adjusted EBITDA, for the periods indicated:

	Year ended December 31,	Year ended December 31,
	2013(1)*	2013	2012	2011
	(U.S. $’000)	(€’000)
Other financial data
Profit for the year attributable to shareholders	9,403	6,824	31,631	25,572
Income tax expense	8,380	6,082	15,782	9,737

Profit before taxation	17,783	12,906	47,413	35,309
Net finance expense	79,165	57,453	17,746	22,784

Operating profit	96,948	70,359	65,159	58,093
Depreciation, amortization and impairments	79,463	57,670	43,993	35,552

EBITDA	176,411	128,029	109,152	93,645
Share-based payments	5,717	4,149	5,488	2,736
Increase/(decrease) in provision for onerous lease contracts(a)	—	—	838	18
IPO transaction costs(b)	—	—	—	1,725
Income from sub-leases on unused data center sites	(470)	(341)	(463)	(487)

Adjusted EBITDA(2)*	181,658	131,837	115,015	97,637

Notes:

*	References are to the footnotes above.
(a)	“Increase/(decrease) in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(b)	“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

The following table sets forth some of our key performance indicators as of the dates indicated:

	As of December 31,
	2013	2012	2011
Equipped Space(1) (square meters)	80,100	74,000	62,800
Utilization Rate(2)(%)	75	76	75

Notes:

(1)	Equipped Space is the amount of data center space that, on the date indicated, is equipped and either sold or could be sold, without making any additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space which cannot be sold to individual customers, such as corridors.
(2)	Utilization Rate is, on the relevant date, Revenue Generating Space as a percentage of Equipped Space; some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate may not reach 100%.

Years Ended December 31, 2013 and 2012

Revenue

Our revenue for the years ended December 31, 2013 and 2012 was as follows:

	Year ended December 31,				Change
	2013	%	2012	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	291,274	95	259,249	94	32,025	12
Non-recurring revenue	15,837	5	17,872	6	(2,035)	(11)

	307,111	100	277,121	100	29,990	11

Revenue increased to €307.1 million for the year ended December 31, 2013 from €277.1 million for the year ended December 31, 2012, an increase of 11%. Recurring revenue increased by 12% and non-recurring revenue decreased by 11% from the year ended December 31, 2012 to the year ended December 31, 2013. The period over period growth in recurring revenue was primarily the result of an increase of approximately 3,500 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions.

Cost of Sales

Cost of sales increased to €124.1 million for the year ended December 31, 2013 from €113.1 million for the year ended December 31, 2012, an increase of 10%. Cost of sales was 40% of revenue for the year ended December 31, 2013 and 41% for the year ended December 31, 2012. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €5.5 million in energy usage costs and (ii) an increase of €5.2 million in compensation costs. Equipped Space increased by approximately 6,100 square meters during the year ended December 31, 2013 as a result of expansions to existing data centers in Frankfurt, London, Vienna, Copenhagen and Zurich and the construction of new data centers in Stockholm, Paris and Madrid. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Other Income

Other income represents income that we do not consider part of our core business. It includes income from the subleases on unused data center sites.

Sales and Marketing Costs

Our sales and marketing costs increased to €22.8 million for the year ended December 31, 2013 from €20.1 million for the year ended December 31, 2012, an increase of 14%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2013 and 2012.

The increase in sales and marketing costs was primarily a result of an increase of €1.5 million in compensation and related costs due to increases in employee headcount and marketing expenses associated with our continued strategy to invest in our industry focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, share-based payments, increase/(decrease) in provision for onerous lease contracts and other general and administrative costs.

Depreciation, amortization and impairments increased to €57.7 million for the year ended December 31, 2013 from €44.0 million for the year ended December 31, 2012, an increase of 31%. Depreciation, amortization and impairments was 19% of revenue for the year ended December 31, 2013 and 16% for the year ended December 31, 2012. The increase was a result of new data centers and data center expansions. The increase was partly offset by €2.0 million attributable to a change in the estimated useful life of certain assets. In the fourth quarter of the year ended December 31, 2013, the Company completed its annual review of the estimated useful life of its property, plant and equipment. As a result of this review, the Company concluded that certain of its existing assets were in use longer than originally anticipated. Therefore, the estimated useful life of certain of our property, plant and equipment has been extended. This change was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2013 under IAS 8 change in accounting estimates.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2013 we recorded share-based payments of €4.1 million, a decrease of 24% from the year ended December 31, 2012. The decrease was primarily due to a €1.3 million lower crisis wage tax payable. In the years ended December 31, 2013 and 2012, we were adversely impacted by a ‘one-time’ crisis wage tax in The Netherlands. Initially this new tax was introduced as a one-time crisis wage tax, however, we were subject to this crisis tax again in the year ended December 31, 2013. Amounts payable in connection with the crisis wage tax is included in share-based payments with respect to options exercised during the period. Amounts payable in connection with the crisis wage tax included in the share-based payments over options exercised were €0.2 million in the year ended December 31, 2013 and €1.5 million in the year ended December 31, 2012. In determining Adjusted EBITDA we also add back increase/(decrease) in provision for onerous lease contracts. Following our annual review of the provision for onerous lease contracts the provision remained unchanged, while in 2012, the Company reassessed and increased its provision by €0.8 million.

Other general and administrative costs decreased to €28.3 million for the year ended December 31, 2013 from €28.9 million for the year ended December 31, 2012, a decrease of 2%. Other general and administrative costs were 9% of revenue for the year ended December 31, 2013 and 10% for the year ended December 31, 2012. The decrease in the other general and administrative costs was due to a decrease of €0.6 million in compensation costs principally resulting from lower bonus, recruitment and severance expenses, which were partly offset by an increase in salaries associated with an increased headcount.

Net Finance Expense

Net finance expense increased to €57.5 million for the year ended December 31, 2013 from €17.7 million for the year ended December 31, 2012, an increase of 224%. Net finance expense was 19% of revenue for the year ended December 31, 2013 and 6% of revenue for the year ended December 31, 2012. The increase in net finance expense for the year ended December 31, 2013 was due primarily to €31.0 million in costs related to the refinancing and the decreased capitalization of borrowing costs during the period of construction of new data center space. We capitalized €1.7 million of borrowing costs during the period of construction of new data center space in the year ended December 31, 2013 compared to €9.2 million in the year ended December 31, 2012. The decrease in capitalization of borrowing costs during the period of construction of new data center space was principally due to decreased average amounts invested and capitalization at a lower interest rate for the period after the refinancing on July 3, 2013.

Income Taxes

Income tax expense was €6.1 million for the year ended December 31, 2013 compared to €15.8 million for the year ended December 31, 2012. Income tax expense was 2% of revenue for the year ended December 31, 2013 and 6% of revenue for the year ended December 31, 2012. The decrease in income tax expenses was primarily due to a decrease in profit before tax as a result of the €31.0 million in debt refinancing costs and the impact of changes in tax rates, resulting in a €0.3 million positive tax impact in the year ended December 31, 2013 and €1.0 million negative tax impact in the year ended December 31, 2012. The effective income tax rate of 47% in the year ended December 31, 2013, compared to 33% for the year ended December 31, 2012, was adversely impacted by the tax effect, on the €31.0 million refinancing costs, included in the tax charge as a credit but at a lower than average tax rate.

We recorded current tax expenses of €7.9 million for the year ended December 31, 2013 and €6.2 million for the year ended December 31, 2012. We recorded deferred tax income of €1.8 million for the year ended December 31, 2013 and deferred tax expense of €9.6 million for the year ended December 31, 2012 arising from the net impact of the recognition and utilization of deferred tax assets on tax loss carry-forwards as well as the movements in temporary differences. Deferred tax is charged for the annual movements in temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The deferred tax income in the year ended December 31, 2013, was principally due to the pre-tax refinancing costs of €31.0 million, which created a taxable loss.

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

Cost of Sales

Cost of sales increased to €113.1 million for the year ended December 31, 2012 from €101.8 million for the year ended December 31, 2011, an increase of 11%. Cost of sales was 41% of revenue for the year ended December 31, 2012 and 42% for the year ended December 31, 2011. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €5.8 million in energy usage costs, (ii) an increase of €2.8 million in higher installation and equipment costs and (iii) an increase of €2.5 million in compensation costs. Equipped Space increased by approximately 11,300 square meters during the year ended December 31, 2012 as a result of expansions to existing data centers in Amsterdam, Stockholm and Zurich and to the construction of new data centers in Amsterdam, Frankfurt, London, Paris and Madrid. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

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

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2012 we recorded share-based payments of €5.5 million, an increase of 101% from the year ended December 31, 2011. The increase was primarily due to a new crisis wage tax payable by employers imposed by the Dutch Government. The wage tax included in share-based payments over options exercised in the year ended December 31, 2012 amounted to €1.5 million.

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

Liquidity and Capital Resources

As of December 31, 2013, our total indebtedness consisted of (i) €325.0 million 6.00% Senior Secured Notes due 2020, (ii) other debt and finance lease obligations totaling €22.1 million and (iii) mortgages totaling €24.8 million. The borrowing requirements of the Company are not subject to significant seasonality. Under our Revolving Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for our mortgages. Our PAR3, PAR5, AMS3 and AMS6 mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates on the mortgages secured by our PAR3 and PAR5 properties have been swapped to a fixed rate for approximately 75% of the principal outstanding amounts for a period of 10 years.

As at December 31, 2013, the interest payable under the Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 300 basis points per annum, (ii) any Danish kroner amounts drawn would be at the rate of CIBOR plus 300 basis points per annum, (iii) any Swedish kroner amounts drawn would be at the rate of STIBOR plus 300 basis points per annum and (iv) other applicable currencies including GBP amounts drawn at the rate of LIBOR plus 300 basis points per annum. The Revolving Facility was undrawn as at December 31, 2013.

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2013 we invested €143.4 million in property, plant and equipment (€140.3 million) and intangible assets (€3.1 million), of which €135.1 million, including acquisition of AMS 3 data center (€8.8 million), was attributed to expansion capital expenditures and the remainder was attributed to maintenance and other capital expenditures. In the year ended December 31, 2012 we invested €178.3 million in property, plant and equipment (€172.0 million) and intangible assets (€6.3 million), of which €164.7 million, including acquisition of AMS 6 data center (€7.5 million), was attributed to expansion capital expenditures and the remainder was attributed to maintenance and other capital expenditures. In the year ended December 31, 2011 we invested €162.0 million in property, plant and equipment (€154.6 million) and intangible assets (€7.4 million), of which €145.7 million, including acquisition of PAR3 and PAR 5 data centers (€19.1 million), was attributed to expansion capital expenditures and the remainder to maintenance and other capital expenditures.

Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long-term such expenses will be between 3% and 5% of total revenue.

As of December 31, 2013, we had €45.7 million of cash and cash equivalents of which €4.1 million was restricted cash, mostly denominated in euro. Restricted cash is held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies. As of December 31, 2012, we had €68.7 million of cash and cash equivalents of which €5.0 million was restricted cash, mostly denominated in euro. As of December 31, 2011, we had €142.7 million of cash and cash equivalents of which €4.8 million was restricted cash, mostly denominated in euro. Our primary source of cash is from our financing activities and customer collections.

A limited amount of the Company’s total cash balance may be subject to certain restrictions in select countries that cannot be repatriated without a tax implication. The amount of cash that cannot be repatriated without a tax implication is negligible to the total liquidity of our business.

As of December 31, 2013 our €100.0 million Revolving Facility remained undrawn. Subsequent to the year ended December 31, 2013, as at April 8, 2014, we have drawn €30.0 million under the €100.0 million Revolving Facility to fund our data center expansions.

Sources and Uses of Cash

	Year ended December 31,
	2013	2012	2011
	(€’000)
Cash generated from operations	102,671	111,701	90,048

Net cash flows from operating activities	72,563	89,082	64,043
Net cash flows used in investing activities	(143,381)	(179,105)	(161,011)
Net cash flows from financing activities	47,911	15,883	140,330

Net cash flows from operating activities

The decrease in net cash flows from operating activities in the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to higher interest and income tax payments and decreased net working capital movements, which were partly offset by our improved operating performance. The increase in net cash flows from operating activities in the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to the improved operating performance and expansion of the Company.

Net cash flows used in investing activities

The decrease in net cash flows used in investing activities in the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to lower capital expenditures in the expansion of existing data centers and the construction of new data centers. The increases in net cash flows used in investing activities in the years ended December 31, 2012 and December 31, 2011 were primarily due to capital expenditures in the expansion of existing data centers and the construction of new data centers.

Net cash flows from financing activities

Net cash flows from financing activities during the year ended December 31, 2013 were principally the result of €317.1 million in net proceeds from the offering of the Senior Secured Notes due 2020 and the repayment of the €260.0 million Senior Secured Notes due 2017, €16.0 million in gross proceeds drawn under our new mortgage financings on our PAR3, PAR5 and AMS3 data center properties and €4.5 million in gross proceeds that we received from share options exercised by management and employees. Net cash flows from financing activities during the year ended December 31, 2012 were principally the result of €10.0 million in gross proceeds drawn under our new mortgage financing on our AMS6 data center property, and of €8.0 million in gross proceeds from the exercise of options. Net cash flows from financing activities during the year ended December 31, 2011 were primarily the result of €143.0 million in gross proceeds from the issuance of new shares in connection with the IPO partly offset by associated costs and fees.

We anticipate that cash flows from operating activities and from the utilization of credit available will be sufficient to meet our operating requirements on a short-term (twelve months) and long-term basis, including repayment of the current portion as of December 31, 2013 of our debt as it becomes due, and to complete our publicly announced expansion projects.

Optional Redemption of the Senior Secured Notes

Optional Redemption prior to July 15, 2016 upon an Equity Offering

At any time prior to July 15, 2016, upon not less than 10 nor more than 60 days’ notice, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a redemption price of 106.000% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds from one or more Equity Offerings. We may only do this, however, if:

(a)	at least 65% of the aggregate principal amount of the Senior Secured Notes that were initially issued (calculated after giving effect to the issuance of any additional notes) would remain outstanding immediately after the proposed redemption; and

(b)	the redemption occurs within 90 days after the closing of such Equity Offering.

Optional Redemption prior to July 15, 2016

Prior to July 15, 2016, upon not less than 10 nor more than 60 days’ notice, we may during each 12-month period commencing on July 3, 2013 redeem up to 10% of the aggregate principal amount of the Senior Secured Notes (calculated after giving effect to the issuance of any Additional Notes) at a redemption price equal to 103.000% of the principal amount redeemed plus accrued and unpaid interest, if any, to the redemption date.

At any time prior to July 15, 2016, upon not less than 10 nor more than 60 days’ notice, we may also redeem all or part of the Senior Secured Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

Optional Redemption on or after July 15, 2016

At any time on or after July 15, 2016 and prior to maturity, upon not less than 10 nor more than 60 days’ notice, we may redeem all or part of the Senior Secured Notes. These redemptions will be in amounts of €100,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set forth below.

Year	Redemption Price
2016	104.500%
2017	103.000%
2018	101.500%
2019 and thereafter	100.000%

Any optional redemption or notice thereof may, at our discretion, be subject to one or more conditions precedent.

Redemption Upon Changes in Withholding Taxes

We may, at our option, redeem the Notes, in whole but not in part, at any time upon giving not less than 10 nor more than 60 days’ notice to the Holders, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, if any, to the redemption date and all Additional Amounts, if any, then due and which will become due on the date of redemption as a result of the redemption or otherwise, if we determine in good faith that we or any guarantor is or, on the next date on which any amount would be payable in respect of the Notes, would be obliged to pay Additional Amounts which are more than a de minimis amount in respect of the Notes or the Guarantees pursuant to the terms and conditions thereof, which we or any guarantor cannot avoid by the use of reasonable measures available to it (including making payment through a paying agent located in another jurisdiction), as a result of:

(a)	any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of any relevant taxing jurisdiction affecting taxation which becomes effective on or after the date of the Indenture or, if the relevant taxing jurisdiction has changed since the date of the Indenture, on or after the date on which the then current relevant taxing jurisdiction became the relevant taxing jurisdiction under the Indenture; or

(b)	any change in the official application, administration, or interpretation of the laws, treaties, regulations or rulings of any relevant taxing jurisdiction (including a holding, judgment or order by a court of competent jurisdiction) on or after the date of the Indenture or, if the relevant taxing jurisdiction has changed since the date of the Indenture, on or after the date on which the then current relevant taxing jurisdiction became the relevant taxing jurisdiction under the Indenture (each of the foregoing clauses (a) and (b), a “Change in Tax Law”).

The Notes also contain standard change of control provisions which require the Company to make an offer to each holder of Notes to purchase such holder’s Notes in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, upon the occurrence of a change of control (as defined in the indenture for the Notes).

Definitions:

“Additional Amounts” means amounts the Issuer or Guarantor as the case may be, shall pay as may be necessary so that the net amount received by each Holder of the Notes (including Additional Amounts) after withholding or deduction on account of any such taxes from any payment made under or with respect to the Notes shall be not less than the amount that such Holder would have received if such taxes had not been required to be withheld or deducted.

“Applicable Redemption Premium” means, with respect to any Note on any redemption date, the greater of:

a)	1.0% of the principal amount of the Note; and

b)	the excess of:

(i)	the present value at such redemption date of: (x) the redemption price of such Note at July 15, 2016 (such redemption price being set forth in the table appearing on the face of the Notes); plus (y) all required interest payments that would otherwise be due to be paid on such Note during the period between the redemption date and July 15, 2016 (excluding accrued but unpaid interest), computed using a discount rate equal to the bund rate plus 50 basis points; over

(ii)	the outstanding principal amount of the Note.

For the avoidance of doubt, calculation of the Applicable Redemptions Premium shall not be a duty or obligation of the trustee or any paying agent.

“Holder” means the person in whose name a Note is recorded on the registrar’s books.

“Indenture” means the indenture dated as of July 3, 2013 among InterXion Holding N.V., as Issuer, InterXion Belgium N.V., InterXion Danmark ApS, InterXion Carrier Hotel Limited, InterXion Datacenters B.V., InterXion Deutschland GmbH, Interxion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland Limited, InterXion Nederland B.V. and InterXion Operational B.V., as initial guarantors, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC, as security trustee, as may be amended or supplemented from time to time.

“Issuer” means InterXion Holding N.V.

“Notes” means the €325,000,000 6.00% senior secured notes due 2020 and any additional Notes issued under the Indenture.

Restrictive Covenants Under Certain Financing Agreements

We have entered into a new revolving facility agreement (the “Revolving Facility Agreement”) between, among others, the Company as original borrower, the lenders named therein (the “Lenders”) and Barclays Bank PLC as agent and security trustee, pursuant to which a €100 million revolving facility (the “Revolving Facility”) will be made available to the Company.

Revolving Facility

Failure to comply with the financial covenants in our €100 million Revolving Facility Agreement would result in an event of default, which may cause all amounts outstanding under the facility to become immediately due and payable. Acceleration of such outstanding amounts under the facility may lead to an event of default under the indenture governing our €325 million 6.00% Senior Secured Notes. Failure to satisfy the financial covenants in the indenture would result in our inability to incur additional debt under certain circumstances.

The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt and/or guarantees;

•	enter into transactions other than on arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorised by the Revolving Facility Agreement;

•	sell certain kinds of assets;

•	enter into any sale and leaseback transactions;

•	make certain investments or other types of restricted payments;

•	substantially change the nature of the Company or the Group’s business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding net senior debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis) requiring total net debt (calculated as a ratio to pro forma EBITDA) not to exceed 4.00 to 1.00. In addition, the Company must ensure that the guarantors represent a certain percentage of adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2013, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next twelve months.

Senior Secured Notes Indenture

The Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	incur debt;

•	enter into certain transactions with, or for the benefit of, an affiliate;

•	create or incur certain liens;

•	incur a changes in control;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorised by the Indenture;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Notes;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	designate unrestricted subsidiaries;

•	effect mergers, consolidations or sale of assets; and

•	guarantee certain debt.

The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 2013, the Company was in compliance with all covenants in the Indenture.

As of December 31, 2013, the leverage ratio and the consolidated senior leverage ratio were 2.51 compared to the maximum allowable threshold of 4.00. The Company’s consolidated fixed charge coverage ratio was 5.40 as of December 31, 2013, compared to a required ratio of greater than 2.00.

EBITDA and Adjusted EBITDA

EBITDA for the years ended December 31, 2013, 2012 and 2011 was €128.0 million, €109.2 million and €93.6 million, respectively, representing 42%, 39% and 38% of revenue, respectively. Adjusted EBITDA for the years ended December 31, 2013, 2012 and 2011 was €131.8 million, €115.0 million and €97.6 million respectively, representing 43%, 42% and 40% of revenue, respectively.

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million Revolving Facility Agreement and €325 million 6.00% Senior Secured Notes due 2020. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, for the periods indicated:

	Year ended December 31,
	2013	2012	2011
	(€’000)
Profit for the year attributable to shareholders	6,824	31,631	25,572
Net tax expense	6,082	15,782	9,737

Profit before taxation	12,906	47,413	35,309
Net finance expense	57,453	17,746	22,784

Operating profit	70,359	65,159	58,093
Depreciation, amortization and impairments	57,670	43,993	35,552

EBITDA	128,029	109,152	93,645
Share-based payments	4,149	5,488	2,736
Increase/(decrease) in provision for onerous lease contracts(1)	—	838	18
IPO transaction costs(2)	—	—	1,725
Income from sub-leases on unused data center sites (3)	(341)	(463)	(487)

Adjusted EBITDA	131,837	115,015	97,637

Notes:

(1)	“Increase in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(2)	“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.
(3)	“Income from sub-leases on unused data center sites” is reported within “Other income.”

Contractual Obligations and Off-Balance Sheet Arrangements

We lease a majority of our data centers and certain equipment under non-cancellable lease agreements. The following represents our debt maturities, financings, leases and other contractual commitments as of December 31, 2013:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(€’000)
Long-term debt obligations(1)	493,120	22,798	45,652	53,472	371,198
Capital (finance) lease obligations(2)	30,661	1,726	3,581	3,911	21,443
Operating lease obligations in relation to onerous lease contracts	8,319	3,403	4,916	—	—
Operating lease obligations (3)	363,722	28,390	57,487	59,803	218,042
Other contractual purchase commitments	58,000	25,900	19,300	12,800	—
Capital purchase commitments	83,800	83,800	—	—	—

Total	1,037,622	166,017	130,936	129,986	610,683

Notes:

(1)	Long-term debt obligations include the Senior Secured Notes, the mortgages, loans from suppliers and/or landlords including the related interest.
(2)	Capital (finance) lease obligations include future interest payments.
(3)	Operating lease obligations include the lease of property and equipment. Of the total operating leases, as at December 31, 2013, an amount of €75.2 million is cancellable until January 1, 2016.

In connection with 18 of our data center and office leases, we entered into 15 irrevocable bank guarantees totaling €5.2 million with ABN AMRO Bank, Royal Bank of Scotland, La Caixa and Sparkasse. These bank guarantees were provided in lieu of cash deposits and automatically renew in successive one-year periods until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is reflected as restricted cash on our statement of financial position. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of December 31, 2013, we were contractually committed for €83.8 million of unaccrued capital expenditures, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers prior to making them available to customers for installation. This amount, which is expected to be paid in 2014, is reflected in the table above as “Capital purchase commitments.”

We have other non-capital purchase commitments in place as of December 31, 2013, such as commitments to purchase power in select locations, through the year 2014, and other open purchase orders, which contractually bind us for goods or services to be delivered or provided during the remainder of 2014 and beyond. Such other purchase commitments as of December 31, 2013, which totaled €58.0 million, are also reflected in the table above as “Other contractual purchase commitments.”

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditures consistent with our disciplined expansion and conservative financial management in our various data center expansion projects during the remainder of 2014 in order to complete the work needed to open these data centers. These non-contractual capital expenditures are not reflected in the table above.

On January 18, 2013, the Group entered into a €10 million mortgage financing. The mortgage loans are secured by mortgages on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl, a pledge on the rights under the intergroup lease agreements between Interxion Real Estate II Sarl and Interxion Real Estate III Sarl, as lessors, and Interxion France SAS, as lessee, and are guaranteed by Interxion France SAS. The repayment of principal under the mortgage loans are required to be repaid in quarterly installments collectively amounting to €167,000 commencing April 18, 2013. The mortgage loans have a maturity of fifteen years and a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The mortgage loan agreements require the interest rate to be fixed for a minimum of 40% of the principal outstanding amount for a minimum of six years. In April 2013, the interest rate was fixed for approximately 75% of the principal outstanding amount for a period of 10 years.

On June 26, 2013, the Group entered into a €6 million mortgage financing. The mortgage loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the rights under the intergroup lease agreement between Interxion Real Estate V B.V., as lessor, and Interxion Nederland B.V., as lessee. The repayment of principal under this mortgage loan is required to be repaid in annual installments of €400,000 commencing May 1, 2014 and a final repayment of €4,400,000 due on May 1, 2018. The mortgage loan agreement includes a variable interest rate based on EURIBOR plus 275 basis points. The mortgage loan contains a minimum debt service capacity ratio of 1:1 based on the operations of Interxion Real Estate V B.V.

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

Property, Plant and Equipment Depreciation

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on our best estimates of future prices, output and costs and is therefore subjective. Furthermore, the valuation of some of the assets under construction requires judgments which are related to the probability of signing lease contracts and obtaining planning permits.

In the fourth quarter of the year ended December 31, 2013, the Company completed its annual review of the estimated useful life of its property, plant and equipment. As a result of the review, the Company concluded that certain of its existing assets were in use longer than originally anticipated. Therefore, the estimated useful life of certain of our property, plant and equipment has been extended. This change was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2013 under IAS 8 change in accounting estimates. In the fourth quarter of the year ended December 31, 2013, we recorded approximately €2 million lower depreciation expenses due to the changes in the estimated useful lives of certain of our property, plant and equipment. On an annualized basis the impact would have been approximately €8 million lower depreciation charges.

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

Senior Secured Notes due 2020

The Senior Secured Notes due 2020 are valued at amortized costs. The Senior Secured Notes due 2020 indenture includes optional redemption provisions, which allow us to redeem the Notes prior to their stated maturity. As part of the initial measurement of the amortized cost value of the Senior Secured Notes due 2020, we have assumed that the Notes will be held to maturity. If we redeem all or part of the Notes prior to their stated maturity the liability will be re-measured based on the original effective interest rate. The difference between the liability of excluding a change in assumed early redemption and the liability compared to including a change in assumed early redemption, will be reflected in our profit and loss.

Recent Accounting Pronouncements

The new standards, amendments to standards and interpretations listed below were available for early adoption in the annual period beginning January 1, 2013. The Group has yet to adopt the following new standards, amendments to standards and interpretations, as they were not compulsory:

Effective date	New standard or amendments

January 1, 2014	Amendments to IAS32: Off-setting financial assets and financial liabilities;

Amendments to IFRS10, IFRS12 and IAS27: Investment entities; and

Amendments to IAS36: Recoverable amount disclosures for non-financial assets.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Introduction

We have a one-tier board structure (the “Board”) comprised of directors with the title “Executive Directors” and directors with the title “Non-Executive Directors” (together with the Executive Directors, the “Directors”). The majority of our Directors are independent as required by the NYSE.

Senior Management and Board of Directors

The following table lists the names, positions and ages of the members of our Senior Management and our Directors:

Name	Age	Position(2)	Term Expiration Date(1)
David Ruberg	68	President, Chief Executive Officer, Vice-Chairman and Executive Director	2016
M.V. “Josh” Joshi	46	Chief Financial Officer
Jaap Camman	47	Senior Vice President, Legal
Jan Pieter Anten	41	Vice President, Human Resources
John C. Baker	64	Chairman and Non-Executive Director	2016
Robert M. Manning	54	Non-Executive Director	2015
David Lister	55	Non-Executive Director	2014
Cees van Luijk	64	Non-Executive Director	2015
Michel Massart	62	Non-Executive Director	2014
Jean F.H.P. Mandeville	54	Non-Executive Director	2016

Notes:

(1)	The term of office expires at the annual general meeting of our shareholders held in the year indicated.
(2)	A majority of our Directors are independent as required by the NYSE. Of our Non-Executive Directors, Mr. Baker and Mr. Manning are considered to be non-independent as they are both general partners of Baker Capital affiliates. Our other Non-Executive Directors are all independent.

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

M.V. “Josh” Joshi, Chief Financial Officer

Josh Joshi joined us as Chief Financial Officer in August 2007. From June 2006 to December 2006 he was CFO of Leisure and Gaming plc, an online gaming and gambling business, and from April 2003 to May 2006 he was CFO of Telecity plc, a pan European carrier and cloud neutral data center business, both publicly traded companies on the London Stock Exchange. He was one of the founders and CFO of private-equity-backed Storm Telecommunications Limited, a U.S. and pan European data and network service provider. In his early career, Josh spent 8 years in professional practice, predominantly with Arthur Andersen. Josh holds a Bachelor’s Degree in Civil Engineering from Imperial College, London and is a chartered accountant.

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

John C. Baker, Chairman and Non-Executive Director

Mr. Baker serves as Chairman of the board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Baker served as Chairman of our Supervisory Board, which he joined in 2007. Mr. Baker founded Baker Capital in 1995. Mr. Baker is a member of the board of Wine.com and University of Cincinnati IAC. Mr. Baker is a graduate of Harvard College and Harvard Business School.

Robert M. Manning, Non-Executive Director

Mr. Manning serves on our board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Manning served on our Supervisory Board, which he joined in 2002. Mr. Manning is a general partner with Baker Capital. Prior to joining Baker Capital, Mr. Manning was CFO of Intermedia Communications, Inc., a broadband communications service provider, from 1996 to 2001, and a director of its majority-owned subsidiary Digex, Inc., a provider of managed web hosting services, from 1998 to 2001. Prior to Intermedia, Mr. Manning was a founding executive of DMX, Inc., the first satellite- and cable-delivered digital radio network, from 1990 to 1996. Prior to DMX, Mr. Manning worked as an investment banker to the cable television and communications industries. Mr. Manning serves on the boards of Wine.com (Chairman) and Core Value Software (Chairman). He is a graduate of Williams College.

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

Cees van Luijk, Non-Executive Director

Mr. Van Luijk serves on our board of directors. Prior to our conversion into a one-tier board of directors in January 2011, Mr. Van Luijk served on our Supervisory Board, which he joined in 2002. Since 2003 he has been Chairman and co-managing partner of Capital-C Ventures, a Benelux-focused technology venture capital firm. Mr. Van Luijk was formerly the CEO of Getronics between 1999 and 2001 and prior to that a member of the Global Leadership Team of PricewaterhouseCoopers. Mr. Van Luijk serves on the boards of PontMeyer NV, Holland Colours NV and Broadview Holding BV. Mr. Van Luijk is a Certified Public Accountant in The Netherlands and holds a Master’s Degree in Business Economics from the Erasmus University Rotterdam.

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

Our articles of association provide that in the event we have a conflict of interest with one or more Directors, we may still be represented by the Board or an Executive Director. In the event of a conflict of interest, however, our general meeting of shareholders has the power to designate one or more other persons to represent us. Our articles of association provide that in the event we have a conflict of interest with one or more Directors, we may still be represented by the Board or an Executive Director. In the event of a conflict of interest, however, our general meeting of shareholders has the power to designate one or more other persons to represent us. Under Dutch law, a Director is prohibited from participating in any Board discussion or decision making pertaining to a subject in which such director has a conflict of interest.

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

Composition of Board

The majority of our Directors are independent as required by the NYSE.

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

The class I Directors serve for a term expiring at the annual general meeting of shareholders in 2014, the class II Directors serve for a term expiring at the annual general meeting of shareholders in 2015, and the class III Directors serve for a term expiring at the annual general meeting of shareholders in 2016. At each annual general meeting of shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding annual general meeting of shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

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

Directors may be suspended or removed at any time by our general meeting of shareholders. A resolution to suspend or remove a Director must be adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of our issued and outstanding share capital. Executive Directors may also be suspended by the Board.

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

Board Committees

Our Board has established an audit committee, a compensation committee and a nominating committee. The audit committee is in compliance with the NYSE listed company board committee independence requirements. The compensation committee and the nominating committee do not meet the NYSE independence standard. Rule 303A permits foreign private issuers like us to follow home country practice with regard to, amongst others, the independence requirement for the compensation committee and for the nominating committee. Our Board may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our articles of association and any applicable Board rules.

Many of the NYSE corporate governance rules do not apply to the Company as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While the Company’s management believes that its corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE rules, there are certain key differences which are described below.

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

Compensation Committee

Our compensation committee consists of two independent Directors, Cees van Luijk and David Lister, who serves as the chairperson of the compensation committee, and one non-independent Director, John C. Baker. Among other things, the compensation committee reviews, and makes recommendations to the Board regarding, the compensation and benefits of our CEO and our Board. The compensation committee also administers the issuance of stock options and other awards under our equity incentive plan and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants.

Under Section 303A.05 of the NYSE rules, which govern compensation committees, the Company’s Compensation Committee does not meet the NYSE independence standard, as one (1) member of that committee is not “independent” as defined under the applicable NYSE rules.

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

Under Section 303A.04 of the NYSE rules, which govern nominating/corporate governance committees, the Company’s Nominating Committee does not meet the NYSE independence standard, as one (1) member of that committee is not “independent” as defined under the applicable NYSE rules.

Compensation

The aggregate annual compensation of our Senior Management and Non-Executive Directors for the year ended December 31, 2013 was approximately €4.5 million.

The aggregate compensation of our Non-Executive, Executive Directors, and other Senior Management members for the year ended December 31, 2013 is set forth below.

	Annual compensation	Bonus	Share- based payment charges	Termination / post- employment benefits	Total
				(€’000)
D.C. Ruberg	540	355	277	—	1,172
J.C. Baker	50	—	68	—	118
R.M. Manning	40	—	68	—	108
C.G. van Luijk	70	—	68	—	138
D. Lister	45	—	26	—	71
M. Massart	55	—	47	—	102
J.F.H.P. Mandeville	55	—	26	—	81

Subtotal	855	355	580	—	1,790
Senior Management (excluding D.C. Ruberg)	1,196	285	1,022	113	2,616
Crisis wage tax	125	—	—	—	125

Total	2,176	640	1,602	113	4,531

In 2013, the Dutch Government imposed a crisis wage tax payable by employers over the total compensation over €150,000 annually, including the benefit from options exercised. The crisis wage tax payable over key management compensation including the benefit from options exercised is presented as “Crisis wage tax” in the table above.

None of the non-executive directors is entitled to any contractually agreed benefit upon termination. Upon termination, the Executive Director is entitled to a contractually agreed benefit compensation equal to twelve months base salary.

Employee Share Ownership Plans

Pursuant to the recommendation of our Compensation Committee, our Board adopted the 2013 International Equity Based Incentive Plan (the “2013 Plan”) on May 4, 2013. The 2013 Plan was implemented to replace the InterXion Holding N.V. 2011 International Stock Option Plan and Incentive Master Award Plan (the “2011 Plan”).

Pursuant to the further recommendation of our Compensation Committee, our Board amended the 2013 Plan and adopted the 2013 Amended International Equity Based Incentive Plan (the “Amended 2013 Plan”) on October 30, 2013. The Amended 2013 Plan provides the Compensation Committee with the authority to award options, performance shares and restricted shares to certain employees and advisors.

We implemented the Amended 2013 Plan to attract and retain certain employees, advisors and board members and reward them for their contributions to the Group. The Amended 2013 Plan is designed to act as an incentive scheme, whereby various equity-based instruments may be awarded from time-to-time in accordance with the terms and conditions of the Amended 2013 Plan. The 2013 Plan was discontinued following the implementation of the Amended 2013 Plan, however, outstanding options will continue to be governed by the terms of the 2013 Plan until such options have been exercised in full.

The total number of shares which may be granted pursuant to the Amended 2013 Plan is 5,273,371 shares (the “Share Pool”). The Share Pool includes grants made under the 2011 International Option and Master Award Plan, the 2013 International Equity Based Incentive Plan and the 2013 Amended International Equity Based Incentive Plan. Shares subject to awards that expire, terminate or are otherwise surrendered, canceled or forfeited under the 2011 International Stock Option and Incentive Master Award Plan, the 2013 International Equity Based Incentive Plan or the 2013 Amended International Equity Based Incentive Plan are returned to the Share Pool. Taking into account the grants made under those plans, as at December 31, 2013, approximately 3.1 million shares are available for grant.

Prior to adopting the 2013 Plan and the Amended 2013 Plan, we implemented the InterXion Holding N.V. 2011 International Stock Option Plan and Incentive Master Award Plan (the “2011 Plan”), pursuant to which our Board could grant options for ordinary shares to certain eligible persons following completion of the initial public offering. The 2011 Plan was discontinued following the implementation of the 2013 Plan, however, outstanding options will continue to be governed by the terms of the 2013 Plan until such options have been exercised in full.

The 2008 Plan was discontinued following our initial public offering, however, outstanding options will continue to be governed by the terms of the 2008 Plan until such options have been exercised in full.

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

With exception to Sections 303A.04 and 303A.05 of the NYSE rules, which govern nominating/corporate governance committees and compensation committees, respectively, we intend to comply with the NYSE rules. We also intend to comply with the Dutch Corporate Governance Code, but where the NYSE rules conflict with the Dutch Corporate Governance Code we intend to comply with the NYSE rules. For further information with respect to the composition of our Board committees, see the discussed above under “—Board Committees.”

Stock Options

As of March 1, 2014 our directors and senior managers were granted the awards (options and restricted shares) as set forth below. The awards with exercise prices denominated in $ are awards granted under the “2011 Plan”, the “2013 Plan” and the “Amended 2013 Plan.” The restricted shares have been granted under the “2013 Plan.”

The ordinary shares beneficially owned by our directors and senior managers are disclosed in Item 7 “Major Shareholders and Related Party Transactions”.

Name	Awards granted outstanding	Awards granted outstanding, but unvested	Award Exercise Price(s)	Award Expiration Date
D. Ruberg	600,000	—	$14.74	November 5, 2019
J. Baker	5,000	—	$18.01	June 27, 2017
	2,047	2,047	$0.00	June 2014	(1)
R. Manning	5,000	—	$18.01	June 27, 2017
	2,047	2,047	$0.00	June 2014	(1)
D. Lister	15,000	5,000	$14.74	June 29, 2016
	2,047	2,047	$0.00	June 2014	(1)
C. van Luijk	5,000	—	$18.01	June 27, 2017
	2,047	2,047	$0.00	June 2014	(1)
M. Massart	15,000	5,000	$13.92	January 20, 2017
	2,047	2,047	$0.00	June 2014	(1)
J.F.H.P. Mandeville	15,000	—	$13.00	June 29, 2016
	2,047	2,047	$0.00	June 2014	(1)
J. Joshi	100,000	68,750	$10.00	October 31, 2020
J. Camman	50,000	34,375	$10.00	October 31, 2020
J.P. Anten	30,000	26,250	$11.50	October 10, 2019
	20,000	15,000	$10.00	January 11, 2021

Notes:

(1)	Represent awards of restricted shares to Non-executive Directors that were approved at the General Meeting of Shareholders on June 26, 2013. The awards, subject to the Non-executive Directors having served the entire period, will vest at the next Annual General Meeting of Shareholders, which is anticipated to be held in June 2014.

Employees

For a discussion of the number of employees, see Item 4 “Information on the Company—Employees.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to Directors, Senior Management and major shareholders, meaning shareholders that are beneficial owners of 5% or more of our ordinary shares as of March 1, 2014.

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

	Shares Beneficially Owned
Name of Beneficial Owner(1)	Number	Percent (%)
5% Shareholders
Baker Capital(2)(3)	20,657,892	30.00%
Lamont Finance N.V.(2)(3)	20,641,613	29.97%
Baker Communications Fund II, L.P.(2) (3) (4)	16,279	*

Directors and Senior Management
David Ruberg(4) (5)	1,375,000	2.00%
John C. Baker(3) (4)	65,618	*
Robert M. Manning(3) (4)	17,191	*
David Lister(4)	10,000	*
Cees van Luijk(4)	160,486	*
Michel Massart(4)	10,000	*
Jean F.H.P. Mandeville(4)	15,000	*
Josh Joshi(6)	37,500	*
Jaap Camman(7)	18,750	*
Jan Pieter Anten (8)	13,750	*

Notes:

(1)	In addition to the information in the table above, on April 7, 2014, a Schedule 13G was filed on behalf of Eminence Capital, LLC, Eminence GP, LLC and Ricky C. Sandler, indicating Eminence Capital, LLC beneficially owns 3,889,362 ordinary shares, Eminence GP, LLC beneficially owns 3,486,181 ordinary shares and Ricky C. Sandler beneficially owns 3,889,362 ordinary shares.
(2)	The address of Baker Communications Fund II, L.P. is 575 Madison Avenue, New York, NY 10022.
(3)	The board of managers of the general partners of each of BCF II and Baker Communications Fund II, L.P. consists of John C. Baker, Robert M. Manning and Henry G. Baker and each manager may be deemed to share voting and dispositive control over the shares held by those entities. Each of Mr. Baker and Mr. Manning serves as one of our directors. Each of Mr. Baker and Mr. Manning disclaims beneficial ownership of shares held by Baker Capital except to the extent of his pecuniary interest therein.
(4)	David Ruberg, Jean Mandeville, David Lister, Michel Massart, Mr. Cees van Luijk, John Baker and Rob Manning own our shares or share options. Messrs. Baker and Manning are associated with (i) Baker Capital, through Lamont Finance N.V., which owned 29.97% of our shares as of March 1, 2014; and (ii) Baker Communications Fund II, L.P., which owned less than one percent of our shares as of March 1, 2014.
(5)	David Ruberg is our President, Chief Executive Officer, Vice-Chairman and Executive Director. David Ruberg’s shares beneficially owned consist of our ordinary shares and options for our ordinary shares.
(6)	Josh Joshi is our Chief Financial Officer. Josh Joshi’s total shares beneficially owned consist of options for our ordinary shares.
(7)	Jaap Camman is our Senior Vice President of Legal and Corporate Secretary. Jaap Camman’s shares beneficially owned consist of options for our ordinary shares.
(8)	Jan Pieter Anten is our Vice President of Human Resources. Jan Pieter Anten’s shares beneficially owned consist of options for our ordinary shares.

We effected a registered public offering of our ordinary shares and our ordinary shares began trading on the NYSE on January 28, 2011. Accordingly, certain of our principal shareholders acquired their ordinary shares either at or subsequent to this time. Our major shareholders have the same voting rights as our other shareholders, but Baker Capital currently has the right to nominate a majority of the members of our Board, as described below in “Related Party Transactions – Shareholders Agreement with Baker Capital.” As of March 1, 2014, we had 7 shareholders of record. Three of the shareholders of record were located in the United States and held in the aggregate 68,781,566 ordinary shares representing approximately 99.9% of our outstanding ordinary shares. However, the United States shareholders of record include Cede & Co., which, as nominee for The Depository Trust Company, is the record holder of 48,123,674 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

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

In a letter dated February 26, 2014, Lamont Finance, N.V. and Baker Communications Fund II, L.P., the private equity funds affiliated with Baker Capital (collectively “Baker”), notified the board of directors of the Company that, pursuant to the shareholders agreement, they intend to designate two additional individuals to be elected at the Company’s 2014 Annual General Meeting, each of whom must meet the standards for independence under the requirements of the NYSE. The letter further states, “Baker believes all stakeholders would benefit from a newly constituted Board that is focused on enhancing corporate governance and is open to all avenues for creating and maximizing shareholder value.” As of the date of this report, the Company has not received the names of any additional nominees from Baker.

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

Registration on Form F-3. If we are eligible under applicable securities laws to file a registration statement on Form F-3, we will file a registration statement on Form F-3 at the request of the Majority Baker Shareholders. These shareholders may request such a registration no more than once every six months. There is no limit to the number of such registrations that these shareholders may request. In connection with the foregoing registrations: (1) we are not required to effect a registration pursuant to a request by shareholders holding registrable securities if, within the twelve month period preceding the date of such request, we have already effected one registration on Form F-3, (2) each registration on Form F-3 must be for anticipated proceeds of at least U.S. $500,000, and (3) we may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan) within 90 days after any such registration without the consent of the Majority Baker Shareholders.

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

Dividends and Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying dividends on our ordinary shares. Our board of directors will have the discretion to determine to what extent profits shall be retained by way of a reserve. The remaining profits will be at the disposal of our general meeting of shareholders for distribution of a dividend or to be added to the reserves or for such other purposes as our general meeting of shareholders decides, upon a proposal of our board of directors. Our board of directors, in determining whether to recommend to our shareholders the payment of dividends, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant. In addition, our outstanding €325 million 6.00% Senior Secured Notes due 2020 and our credit agreements limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. To the extent we pay dividends in euro, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euro. Shareholders will bear any costs related to the conversion of euro into U.S. dollars.

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

ITEM 9: THE OFFER AND LISTING

Markets

Our ordinary shares began trading on the New York Stock Exchange under the symbol “INXN” on January 28, 2011.

New York Stock Exchange Trading History

The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange.

Yearly highs and lows	High	Low
	($ per ordinary shares)
2013	27.67	20.67

Quarterly highs and lows	High	Low
	($ per ordinary shares)
2014
First quarter	25.81	23.25
Second quarter (through April 4, 2014)	24.58	23.69

2013
First quarter	26.28	22.56
Second quarter	27.67	22.73
Third quarter	27.32	22.24
Fourth quarter	23.61	20.67

2012
First quarter	18.10	13.57
Second quarter	20.28	15.82
Third quarter	22.72	17.49
Fourth quarter	23.76	20.26

Monthly highs and lows	High	Low
	($ per ordinary shares)
2014
January	25.81	23.92
February	25.12	23.99
March	23.98	23.25
April (through April 4, 2014)	24.58	23.69

2013
October	23.48	22.26
November	23.61	21.98
December	23.61	20.67

On April 4, 2014, the closing price of InterXion’s ordinary shares listed on The New York Stock Exchange was $23.69.

ITEM 10: ADDITIONAL INFORMATION

Material contracts

The Intercreditor Agreement dated as of July 3, 2013, among InterXion Holding N.V. and certain of its subsidiaries and Barclays Bank PLC as security trustee.

The intercreditor agreement entered into in connection with the Revolving Facility Agreement and the Indenture is referred to in this description as the “Intercreditor Agreement” and InterXion Holding N.V. and each of its subsidiaries that incurs any liability or provides any guarantee under the Revolving Facility Agreement or the Indenture is referred to in this description as a “Debtor” and are referred to collectively as the “Debtors.”

In connection with the Revolving Facility Agreement, InterXion Holding N.V. and certain of its subsidiaries entered into an English law governed intercreditor agreement governing the relationships and relative priorities among: (i) the Lenders (as defined below); (ii) original hedge counterparty or other persons that accede to the intercreditor agreement as counterparties to certain hedging agreements (the “Hedging Agreements”; the original hedge counterparty and any other person that accedes to the intercreditor agreement as counterparties to the Hedging Agreements are referred to in such capacity as the “Hedge Counterparties”); (iii) the holders of the Senior Secured Notes and (iv) intra-group creditors and debtors. In addition, the intercreditor agreement regulates the relationship between InterXion Holding N.V. and its subsidiaries, on the one hand, and shareholders of InterXion Holding N.V. and related parties, on the other hand.

The Intercreditor Agreement, among other things, sets out:

•	the relative ranking of certain indebtedness of the Debtors (including under the Revolving Facility Agreement and the Senior Secured Notes);

•	the relative ranking of certain security granted by the Debtors;

•	when payments can be made in respect of certain indebtedness of the Debtors (including the Revolving Facility Agreement and the Senior Secured Notes);

•	when enforcement actions can be taken in respect of that indebtedness and the distribution of any enforcement proceeds;

•	the terms pursuant to which that indebtedness will be subordinated upon the occurrence of certain insolvency events;

•	turnover provisions; and

•	when security and guarantees will be released to permit a sale of the collateral.

The Intercreditor Agreement allows for the issuance of senior unsecured notes by InterXion Holding N.V., and for such senior unsecured notes to be guaranteed by the Debtors on a subordinated basis, and includes customary provisions in relation to issuance of the senior unsecured notes. By accepting a note, holders of the notes shall be deemed to have agreed to, and accepted the terms and conditions of, the Intercreditor Agreement.

Revolving Facility Agreement dated as of June 17, 2013, among InterXion Holding N.V. and the financial institutions party thereto, as Lenders and Barclays Bank PLC, as agent and security trustee.

On June 17, 2013, we have entered into an English law governed revolving facility agreement (the “Revolving Facility Agreement”) between, among others, InterXion Holding N.V., the lenders named therein (the “Lenders”) and Barclays Bank PLC as agent (the “Agent”) and security trustee, pursuant to which a €100,000,000 revolving facility (the “Revolving Facility”) has been made available to the Company.

Borrowings under the Revolving Facility will be used to finance our general corporate and working capital needs (including capital expenditure, acquisitions and investments, which are not prohibited by the Revolving Facility Agreement), but not the prepayment, repayment or redemption of bonds, term debt or replacement debt (or any interest in any bonds, term debt or replacement debt) and the purchase of bonds, term debt or replacement debt in open market purchases or otherwise (as such terms are defined in the Revolving Facility Agreement).

The Revolving Facility initially bears interest at a rate per annum equal to EURIBOR (or, for loans denominated in Sterling, USD, DKK, SEK or CHF, LIBOR, CIBOR or STIBOR (as applicable)) plus a margin of 3.50% per annum, subject to a margin ratchet pursuant to which the margin may be reduced by up to a maximum of 1.00% per annum if total net debt (as defined in the Revolving Facility Agreement) at each quarter end to the pro forma EBITDA for the twelve months ending on that quarter end (as such terms are defined in the Revolving Facility Agreement) is equal to or less than 2.00:1.

We are also required to pay a commitment fee, quarterly in arrears, on available but undrawn commitments under the Revolving Facility at a rate of 40.0% of the then applicable margin.

The Revolving Facility Agreement has a final maturity date of July 3, 2018. Any amount still outstanding at that time will be immediately due and payable. Subject to certain conditions, any borrower under the Revolving Facility Agreement may voluntarily prepay the utilizations and the borrower may permanently cancel all or part of the available commitments under the Revolving Facility in a minimum amount of €5,000,000 by giving not less than three business days’ (or such shorter period as the required majority lenders under the Revolving Facility Agreement agree) prior notice to the Agent (as defined in the Revolving Facility Agreement).

We may reborrow amounts repaid, subject to certain conditions, until one month prior to final maturity.

In addition to voluntary prepayments, the Revolving Facility Agreement requires mandatory prepayment (or, as the case may be, an offer to do so) in full or in part in certain circumstances, including:

•	with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the Revolving Facility Agreement or to maintain its participation in any loan under the Revolving Facility;

•	if a lender so requires in respect of that lender’s participation in an outstanding loan under the Revolving Facility, upon a change of control; and/or

•	upon the occurrence of the sale of all or substantially all of the assets of the Group.

Drawdowns under the Revolving Facility are subject to satisfaction of certain conditions precedent on the date the applicable drawdown is requested and on the date such loan is utilized including: (i) no default (or event of default for rollover of existing loans at the end of an interest period) is continuing or would result from such drawdown and (ii) certain repeating representations and warranties specified in the Revolving Facility Agreement being true in all material respects.

The Revolving Facility is guaranteed irrevocably and unconditionally on a joint and several basis by certain members of the Group (subject to applicable local law limitations). Borrowings under the Revolving Facility are secured by various share pledges, inter-company loan receivables owed to the Company or any of the guarantors under the Revolving Facility and the bank accounts of the Company and the guarantors under the Revolving Facility.

The Revolving Facility Agreement contains customary operating and restrictive covenants, subject to certain agreed exceptions, qualifications and thresholds as well as customary events of default (subject in certain cases to agreed grace periods, qualifications and thresholds), including a cross default with respect to an event of default under the Indenture (as defined below) governing the Senior Secured Notes due 2020 (as defined below). The Revolving Facility also requires InterXion Holding N.V., each borrower and each guarantor to observe certain customary affirmative covenants (subject to certain agreed exceptions, qualifications and thresholds) and requires InterXion Holding N.V. to comply with a leverage ratio financial covenant (calculated as the ratio of consolidated total net debt at each quarter end to pro forma EBITDA for the twelve months ending on that quarter end).

The Indenture date July 3, 2013, among InterXion Holding N.V., as Issuer, the initial guarantors, the Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC, as security trustee.

On 3 July 2013, the Company issued an aggregate principal amount of €325 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”). The €325 million Senior Secured Notes due 2020 are governed by an indenture dated July 3, 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio to exceed 2.00 and a consolidated senior leverage ratio not to exceed 4.00.

The obligations under the €325 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

The Company may redeem all or part of the €325 million Senior Secured Notes due 2020. The Company has the following redemption rights:

Optional Redemption prior to July 15, 2016 upon an equity offering

At any time prior to July 15, 2016, upon not less than 10 nor more than 60 days’ notice, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of Senior Secured Notes at a redemption price of 106.000% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds from one or more equity offerings. We may only do this, however, if:

(a)	at least 65% of the aggregate principal amount of Senior Secured Notes that were initially issued (calculated after giving effect to the issuance of any additional notes) would remain outstanding immediately after the proposed redemption; and

(b)	the redemption occurs within 90 days after the closing of such equity offering.

Optional Redemption prior to July 15, 2016

Prior to July 15, 2016, upon not less than 10 nor more than 60 days’ notice, we may during each 12-month period commencing on July 3 redeem up to 10% of the aggregate principal amount of the Senior Secured Notes (calculated after giving effect to the issuance of any additional notes) at a redemption price equal to 103.000% of the principal amount redeemed plus accrued and unpaid interest, if any, to the redemption date.

At any time prior to July 15, 2016, upon not less than 10 nor more than 60 days’ notice, we may also redeem all or part of the Senior Secured Notes at a redemption price equal to 100% of the principal amount thereof plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

Optional Redemption on or after July 15, 2016

At any time on or after July 15, 2016 and prior to maturity, upon not less than 10 nor more than 60 days’ notice, we may redeem all or part of the Senior Secured Notes. These redemptions will be in amounts of €100,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set forth below.

Year	Redemption Price
2016	104.500%
2017	103.000%
2018	101.500%
2019 and thereafter	100.000%

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

This section does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, any estate or gift tax consequences or the Medicare tax on certain “net investment income.” If a partnership, including any entity or arrangement that is treated as a partnership for United States federal income tax purposes, is a beneficial owner of our ordinary shares, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors.

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

PFIC Rules

We believe that our ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any future taxable year. Furthermore, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of our ordinary shares could render us a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Under our Revolving Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for our mortgages. Our mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 240 to 280 basis points. We have determined that the impact of a near-term 10% appreciation or depreciation of EURIBOR would not have a significant effect on our financial position, results of operations, or cash flows. The interest rates on our mortgages secured by our PAR3 and PAR5 properties was fixed for approximately 75% of the principal outstanding amounts for a period of 10 years.

As at December 31, 2013, the interest payable under the Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 300 basis points per annum, (ii) any Danish Kroner amounts drawn would be at the rate of CIBOR plus 300 basis points per annum, (iii) any Swedish Kroner amounts drawn would be at the rate of STIBOR plus 300 basis points per annum and (iv) other applicable currencies including GBP amounts drawn at the rate of LIBOR plus 300 basis points per annum. The Revolving Facility was undrawn as at December 31, 2013.

Foreign Exchange Rate Risk

Our reporting currency for purposes of our financial statements is the euro. However, we also incur revenue and operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish Kroner and Swedish Kroner. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We have determined that the impact of a near-term 10% appreciation or depreciation of non-euro denominated currencies relative to the euro would not have a significant effect on our financial position, results of operations, or cash flows.

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

Approximately 60% of our customers by revenue pay for electricity on a metered basis while the remainder of our customers pay for power “plugs.” While we are contractually able to recover energy cost increases from our customers, some portion of the increased costs may not be recovered. In addition, some portion of the increased costs may be recovered in a delayed fashion based on commercial reasons at the discretion of local management.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) have been evaluated as of December 31, 2013. Based upon the evaluation, the CEO and CFO, concluded that as of December 31, 2013, the Company’s disclosure controls and procedures were effective and designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in the ‘Internal Control Integrated Framework (1992)’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Accountants N.V. has served as the Company’s principal accountant for the fiscal years ended December 31, 2013, 2012 and 2011. Set forth below are the fees for audit and other services rendered by KPMG Accountants N.V. or other KPMG network for the fiscal years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
	2013	2012	2011
	(€’000)
Audit fees	1,018	758	658
Audit-related fees	346	277	251
Tax fees	—	—	6
All other fees	64	—	—

Total	1,428	1,035	915

Audit fees include fees billed for audit services rendered for the Company’s annual consolidated financial statements filed with regulatory organizations.

Audit-related fees primarily relate to service organization control reports such as SOC 2 and ISAE 3402 reports.

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

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Many of the corporate governance rules of the NYSE do not apply to the Company as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While the Company’s management believes that its corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE, there are certain key differences which are described below.

Nominating Committee

Under Section 303A.04 of the NYSE rules, a domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors. The Company’s Nominating Committee does not meet the NYSE independence standard, as one (1) member of that committee is not “independent” as defined under the applicable NYSE rules.

Compensation Committee

Under Section 303A.05 of the NYSE rules, a domestic listed company must have a compensation committee composed entirely of independent directors. The Company’s Compensation Committee does not meet the NYSE independence standard, as one (1) member of that committee is not “independent” as defined under the applicable NYSE rules.

Internal Audit Function

Under Section 303A.07 of the NYSE rules, a domestic listed company must have an internal audit function. In 2013, a formal internal audit function was not in place.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-60, which are incorporated herein by reference.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number	Description of Document

1.1‡	Articles of Association of InterXion Holding N.V., as amended, dated as of January 20, 2012.

1.2‡	Bylaws of InterXion Holding N.V. dated as of January 23, 2012.

2.1*	Form of Registration Rights Agreement.

2.2‡	Indenture dated as of July 3, 2013 among InterXion Holding N.V., as Issuer, InterXion Belgium N.V., InterXion Danmark ApS, InterXion Carrier Hotel Limited, InterXion Datacenters B.V., InterXion Deutschland GmbH, Interxion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland Limited, InterXion Nederland B.V. and InterXion Operational B.V., as initial guarantors, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC, as security trustee.

2.3	Supplemental Indenture dated as of December 17, 2013 among InterXion Holding N.V., as Issuer, InterXion Sverige AB, as Guaranteeing Entity, InterXion Belgium N.V., InterXion Damark ApS, InterXion Carrier Hotel Limited, InterXion Datacenters B.V., InterXion Deutschland GmbH, InterXion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland Limited, InterXion Nederland B.V. and InterXion Operational B.V., as guarantors and The Bank of New York Mellon, London Branch, as trustee.

2.4‡	The Intercreditor Agreement dated July 3, 2013, by and among, Interxion Holding N.V., Barclays Bank PLC, as revolving agent, The Bank of New York Mellon, London Branch, as original senior secured notes trustee, the revolving lenders named therein, the original debtors named therein, and Barclays Bank PLC as security trustee.

2.5	Amendment Letter to the Intercreditor Agreement dated December 17, 2013, by and among, Interxion Holding N.V., the original debtors and financial institutions as listed in the Intercreditor Agreement, The Bank of New York Mellon, London Branch, as original senior secured notes trustee and Barclays Bank PLC, as original hedge counterparty, revolving agent and security trustee.

4.1‡	Senior Multicurrency Revolving Facility Agreement dated as of June 17, 2013 among InterXion Holding N.V., ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Bank of America Securities Limited.

4.2	Accession Letter to the Senior Multicurrency Revolving Facility Agreement dated December 17, 2013 among InterXion Holding N.V. and InterXion Sverige AB, as additional guarantor.

4.3*†	Lease Agreement between InterXion Österreich GmbH and S-Invest Beteiligungsgesellschaft mbH dated January 1, 2000 as amended by the Supplement to the Floridsdorf Technology Park Lease dated November 13, 2007.

4.4*†	Lease Agreement among InterXion Holding N.V., InterXion Belgium N.V. and First Cross Roads dated June 25, 2001.

4.5*†	Lease Agreement between InterXion HeadQuarters B.V. and Keops A/S dated May 1, 2000.

4.6*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated June 29, 2007 as amended by the Amendment to the Lease Agreement dated October 26, 2007.

4.7*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated April 28, 2006.

4.8*†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 15 to the Lease Agreement dated November 30, 2009.

4.9*†	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

4.10*†	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

4.11*†	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

Exhibit Number	Description of Document

4.12*†	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

4.13*†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Eliahou Zeloof, Amira Zeloof, Ofer Zeloof and Oren Zeloof dated February 23, 2000.

4.14*†	InterXion Holding N.V. Fifth Amended and Restated Shareholders Agreement dated December 24, 2009.

4.15*†	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

4.16‡	Directors Remuneration Policy of InterXion Holding N.V. dated January 20, 2012.

4.17§	InterXion Holding N.V. 2011 International Stock Option and Incentive Master Award Plan dated May 31, 2011.

4.18§	InterXion Holding N.V. 2008 International Stock Option and Incentive Master Award Plan dated May 31, 2011.

4.19*	Shareholders Agreement among InterXion Holding N.V., Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.

4.20☐†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Amira Zeloof, Ofer Zeloof and Oren Zeloof dated November 1, 2011.

4.21☐†	Lease Agreement among InterXion Holding N.V., InterXion France Sas and Corpet Louvet Sas dated January 3, 2011.

4.22☐†	Lease Agreement among InterXion Holding N.V., InterXion España, S.A.U and Chainco Investments Company, S.L. dated October 10, 2011.

4.23	Management Agreement Managing Director InterXion Holding N.V. dated July 15, 2013.

4.24☐†	Lease Agreement among InterXion España, S.A.U. and Edificios Alsina Sur, S.A. dated February 27, 2012.

4.25☐†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 17 to the Lease Agreement dated September 1, 2011.

4.26††	Lease Agreement between InterXion Netherlands B.V. and ProLogis Netherlands VII SarL dated April 15, 2013.

4.27††	Lease Agreement among InterXion España, S.A.U. and Edificios Alsina Sur, S.A. dated July 5, 2013.

4.28††	Lease Agreement between InterXion Deutschland GmbH and Union Investment Real Estate GmbH dated August 2, 2013.

4.29‡	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated March 17, 2014.

4.30	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated July 2, 2013.

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

15.1	Consent of KPMG Accountants N.V.

Notes:

*	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form F-1 (File No. 333-171662) filed with the SEC and hereby incorporated by reference to such Registration Statement.

†	Confidential treatment has been received for certain portions which are omitted in the copy of the exhibit filed with the SEC. The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
††	The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
‡	Previously filed as an exhibit on Form 6-K (File No. 001-35053) filed with the SEC and hereby incorporated by reference.
§	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form S-8 (File No. 119-28329) filed with the SEC and hereby incorporated by reference to such Registration Statement.
☐	Previously filed as an exhibit on Form 20-F (File No. 001-35053) filed with the SEC and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERXION HOLDING N.V.

/s/ David C. Ruberg

Name:	David C. Ruberg

Title:	Chief Executive Officer

Date:	April 8, 2014

INDEX TO FINANCIAL STATEMENTS

Audited financial statements of InterXion Holding N.V. as of and for the years ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of InterXion Holding N.V.

We have audited the accompanying consolidated statements of financial position of Interxion Holding N.V. and subsidiaries as of December 31, 2013, 2012 and 2011, and the related consolidated income statements and, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. We also have audited Interxion Holding N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Interxion Holding N.V.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interxion Holding N.V. and subsidiaries as of December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Interxion Holding N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission .

/s/ KPMG Accountants N.V.

Rotterdam, The Netherlands

April 8, 2014

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31,
	Note	2013	2012	2011
		(€’000)
Revenue	5,6	307,111	277,121	244,310
Cost of sales	5,7	(124,141)	(113,082)	(101,766)

Gross profit		182,970	164,039	142,544
Other income	5	341	463	487
Sales and marketing costs	5,7	(22,818)	(20,100)	(17,680)
General and administrative costs	5,7,10	(90,134)	(79,243)	(67,258)

Operating profit	5	70,359	65,159	58,093
Finance income	8	484	907	2,290
Finance expense	8	(57,937)	(18,653)	(25,074)

Profit before taxation		12,906	47,413	35,309
Income tax expense	9	(6,082)	(15,782)	(9,737)

Profit for the year attributable to shareholders		6,824	31,631	25,572

Earnings per share attributable to shareholders post 5:1 reverse stock split at January 28, 2011:

Basic earnings per share: (€)	16	0.10	0.47	0.40
Diluted earnings per share: (€)	16	0.10	0.46	0.39

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended December 31,
	2013	2012	2011
	(€’000)
Profit for the year attributable to shareholders	6,824	31,631	25,572
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences	(3,220)	2,588	2,253
Effective portion of changes in fair value of cash flow hedge	90	—	—
Tax on items that are, or may be, reclassified subsequently to profit or loss	544	(571)	200

Other comprehensive income/(loss), net of tax	(2,586)	2,017	2,453

Total comprehensive income attributable to shareholders	4,238	33,648	28,025

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at December 31,
	Note	2013	2012	2011
		(€’000)
Non-current assets
Property, plant and equipment	10	698,748	620,931	477,798
Intangible assets	11	17,878	18,638	12,542
Deferred tax assets	9	34,446	30,376	39,557
Financial asset	12	774	774	—
Other non-current assets	13	16,536	4,959	3,841

		768,382	675,678	533,738

Current assets
Trade and other current assets	13	96,703	74,854	67,874
Cash and cash equivalents	14	45,690	68,692	142,669

		142,393	143,546	210,543

Total assets		910,775	819,224	744,281

Shareholders’ equity
Share capital	15	6,887	6,818	6,613
Share premium	15	485,347	477,326	466,166
Foreign currency translation reserve	15	6,757	9,403	7,386
Hedging reserve, net of tax	15	60	—	—
Accumulated deficit	15	(111,149)	(117,973)	(149,604)

		387,902	375,574	330,561
Non-current liabilities
Trade payables and other liabilities	17	11,537	11,194	10,294
Deferred tax liability	9	4,147	2,414	1,742
Provision for onerous lease contracts	18	4,855	7,848	10,618
Borrowings	19	362,209	288,085	257,267

		382,748	309,541	279,921
Current liabilities
Trade payables and other liabilities	17	132,093	127,778	127,639
Income tax liabilities		2,229	2,301	2,249
Provision for onerous lease contracts	18	4,020	3,978	3,108
Borrowings	19	1,783	52	803

		140,125	134,109	133,799

Total liabilities		522,873	443,650	413,720

Total liabilities and shareholders’ equity		910,775	819,224	744,281

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Hedging Reserve	Accumulated deficit	Total equity
		(€’000)
Balance at January 1, 2013		6,818	477,326	9,403	—	(117,973)	375,574
Profit for the year		—	—	—	—	6,824	6,824
Hedging result, net of tax		—	—	—	60	—	60
Total other comprehensive income/(loss), net of tax		—	—	(2,646)	—	—	(2,646)
Total comprehensive income/(loss), net of tax		—	—	(2,646)	60	6,824	4,238
Exercise of options		69	4,431	—	—	—	4,500
Share-based payments	21	—	3,590	—	—	—	3,590
Total contribution by, and distributions to, owners of the Company		69	8,021	—	—	—	8,090

Balance at December 31, 2013		6,887	485,347	6,757	60	(111,149)	387,902

Balance at January 1, 2012		6,613	466,166	7,386	—	(149,604)	330,561
Profit for the year		—	—	—	—	31,631	31,631
Total other comprehensive income, net of tax		—	—	2,017	—	—	2,017
Total comprehensive income, net of tax		—	—	2,017	—	31,631	33,648
Exercise of options		205	7,750	—	—	—	7,955
Share-based payments	21	—	3,410	—	—	—	3,410
Total contribution by, and distributions to, owners of the Company		205	11,160	—	—	—	11,365

Balance at December 31, 2012		6,818	477,326	9,403	—	(117,973)	375,574

Balance at January 1, 2011		4,434	321,078	4,933	—	(175,176)	155,269
Profit for the year		—	—	—	—	25,572	25,572
Total other comprehensive income, net of tax		—	—	2,453	—	—	2,453
Total comprehensive income, net of tax		—	—	2,453	—	25,572	28,025
IPO proceeds		1,625	142,487	—	—	—	144,112
Conversion of Preferred Shares		337	(337)	—	—	—	—
Liquidation price paid to Preferred Shareholders		—	(3,055)	—	—	—	(3,055)
Exercise of options		217	3,257	—	—	—	3,474
Share-based payments	21	—	2,736	—	—	—	2,736
Total contribution by, and distributions to, owners of the Company		2,179	145,088	—	—	—	147,267

Balance at December 31, 2011		6,613	466,166	7,386	—	(149,604)	330,561

Since no minority shareholders in Group equity exist, the Group equity is entirely attributable to the parent’s shareholders.

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the years ended December 31,
	Note	2013	2012	2011
		(€’000)
Profit for the year		6,824	31,631	25,572
Depreciation, amortization and impairments	10,11	57,670	43,993	35,552
IPO transaction costs	5	—	—	1,725
Provision for onerous lease contracts	18	(3,285)	(2,328)	(3,125)
Share-based payments	21	4,149	5,488	2,736
Net finance expense	8	57,453	17,746	22,784
Income tax expense	9	6,082	15,782	9,737

		128,893	112,312	94,981

Movements in trade and other current assets		(22,712)	(7,154)	(16,942)
Movements in trade and other liabilities		(3,510)	6,543	12,009

Cash generated from operations		102,671	111,701	90,048

Interest and fees paid		(22,747)	(18,081)	(24,472)
Interest received		569	1,007	2,251
Income tax paid		(7,930)	(5,545)	(3,784)

Net cash flow from operating activities		72,563	89,082	64,043

Cash flows from investing activities
Purchase of property, plant and equipment		(140,251)	(172,036)	(154,559)
Disposal of property, plant and equipment		—	—	945
Purchase of intangible assets		(3,130)	(6,295)	(7,397)
Acquisition of financial asset		—	(774)	—

Net cash flow used in investing activities		(143,381)	(179,105)	(161,011)

Cash flows from financing activities
Proceeds from exercised options		4,500	7,956	3,474
Proceeds from issuance of new shares at IPO		—	—	142,952
Repayment of “Liquidation Price” to former Preferred Shareholders		—	—	(3,055)
Proceeds from mortgages		15,490	9,890	—
Repayment of mortgages		(1,167)	—	—
Proceeds of 6.00% Senior Secured Notes due 2020		317,045	—	—
Repayment of 9.50% Senior Secured Notes due 2017		(286,478)	—	—
Payments for revolving facility agreement		(1,398)	(1,159)	(645)
Repayment of other borrowings		(81)	(804)	(2,396)

Net cash flow from financing activities		47,911	15,883	140,330
Effect of exchange rate changes on cash		(95)	163	192

Net movement in cash and cash equivalents		(23,002)	(73,977)	43,554
Cash and cash equivalents, beginning of year		68,692	142,669	99,115

Cash and cash equivalents, end of year	14	45,690	68,692	142,669

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE 2013 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The Company’s registered office is at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2013 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

The financial statements, which were approved and authorized for issue by the Board of Directors on April 8, 2014, are subject to adoption by the General Meeting of Shareholders.

2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), effective as at December 31, 2013, as issued by the Internal Accounting Standards Board (“IASB”), and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of The Netherlands Civil Code.

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments that have been measured at fair value.

Change in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements. The standards below are applicable for financial statements as prepared after January 1, 2013 for IFRS as issued by the International Accounting Standards Board, and are effective for IFRS as endorsed by the European Union for periods ending after January 1, 2014. For preparation of these financial statements, these standards have been early adopted under IFRS as endorsed by European Union.

Consolidation and disclosures

IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” and revised standards IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” were issued during 2011 and are required to be adopted, with retrospective effect, by January 1, 2013 as per IFRS as issued by the IASB and by January 1, 2014 as per IFRS as endorsed by the European Union. In preparing these financial statements these standards as per IFRS as endorsed by the European Union have been early adopted. The standards reinforce the principles for determining when an investor controls another entity, amend in certain cases the accounting for arrangements where an investor has joint control and introduce changes to certain disclosures. The impact of the changes did not have an impact on the financial statements.

Fair value measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other IFRSs. In accordance with the transitional provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no impact on the Group’s assets and liabilities.

Presentation of items of Other Comprehensive Income (“OCI”)

As a result of amendments to IAS 1, the Group has modified the presentation of items of OCI in the statement of OCI, to present separately items that would be reclassified to profit or loss from those that would never be. Comparative information has been re-presented accordingly. For the Group there are no items that would never be reclassified to profit or loss.

Offsetting financial assets and financial liabilities

The amendment to IAS32 regarding the presentation and offsetting of financial assets and financial liabilities had no impact on the Group’s assets and liabilities.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, which together with underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment depreciation (see also Note 10)

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment, where there has been a triggering event, by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. Furthermore, the valuation of some of the assets under construction requires judgments which are related to the probability of signing lease contracts and obtaining planning permits.

Intangible fixed assets amortization (see also Note 11)

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective.

Lease accounting (see also Note 22)

At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. Classification of a lease contract is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgments and estimates.

Provision for onerous lease contracts (see also Note 18)

A provision is made for the discounted amount of future losses that are expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet, or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Costs of site restoration (see also Note 24)

Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly, based on the rent period, contracted extension possibilities and possibilities of lease terminations.

Deferred taxation (see also Note 9)

Provision is made for deferred taxation at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered, based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending on local financial performance in each tax jurisdiction.

Share-based payments (see also Note 21)

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

Senior Secured Notes due 2020 (see also Note 19)

The Senior Secured Notes due 2020 are valued at amortized costs. The Senior Secured Notes due 2020 indenture includes optional redemption provisions, which allow us to redeem the Notes prior to their stated maturity. As part of the initial measurement of the amortized cost value of the Senior Secured Notes due 2020, we have assumed that the Notes will be held to maturity. If we redeem all or part of the Notes prior to their stated maturity the liability will be re-measured based on the original effective interest rate. The difference between the liability of excluding a change in assumed early redemption and the liability compared to including a change in assumed early redemption, will be reflected in our profit and loss.

Change in estimated useful lives of certain property, plant and equipment

A substantial amount of property, plant and equipment is recorded on the Group’s consolidated balance sheet. The majority of our property, plant and equipment represent the costs incurred to build out our data centers. We depreciate our property, plant and equipment using the straight-line method over the estimated useful lives of the respective assets. The Company reviews the estimated useful lives annually.

In the fourth quarter of the year 2013 the Company completed its review of the estimated useful lives of its property, plant and equipment. As a result of the review we concluded that we were generally using certain of our existing assets longer than originally anticipated. The estimated useful lives of certain of our property, plant and equipment have, therefore, been extended. This change was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2013 under IAS 8 “Change in Accounting Estimates”.

In the fourth quarter of the year 2013, we recorded approximately €2 million lower depreciation expenses as a result of the changes in the estimated useful lives of certain of our property, plant and equipment. On an annualized basis, the depreciation charges would have been approximately €8 million lower.

A further outcome of the review was to enhance the classification and grouping of the different property, plant and equipment for which reference is made to in Note 10 “Property, plant and equipment”.

The changes in useful lives are reflected in the tables below:

Prior year’s disclosure

Asset Category	Depreciation term

Data center freehold land	Not depreciated

Data center building and equipment	10-30 years

Office buildings	10-15 years

Office equipment	3-5 years

Updated Disclosure

Asset Category	Depreciation term

Data center freehold land	Not depreciated

Data center buildings	15-30 years

Data center infrastructure and equipment	5-20 years

Office and other equipment	3-15 years

Functional and presentation currency

These consolidated financial statements are presented in euro, the Company’s functional and presentation currency. All information presented in euros has been rounded to the nearest thousand, except when stated otherwise.

3	Significant accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all entities that are directly or indirectly controlled by the Company. Subsidiaries are entities that are controlled by the Group. The Group controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The accounting policies set out below have been applied consistently by all subsidiaries to all periods presented in these consolidated financial statements.

Loss of control

When the Group loses control over a subsidiary, the Company de-recognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Subsidiaries

With the exception of Stichting Administratiekantoor Management Interxion, all the subsidiary undertakings of the Group as set out below are wholly owned. Stichting Administratiekantoor is part of the consolidation based on the Group’s control over the entity.

•	Interxion HeadQuarters B.V., Amsterdam, The Netherlands;

•	Interxion Nederland B.V., Amsterdam, The Netherlands;

•	Interxion Trademarks B.V., Amsterdam, The Netherlands;

•	Interxion Österreich GmbH, Vienna, Austria;

•	Interxion Real Estate VII GmbH, Vienna, Austria;

•	Interxion Belgium N.V., Brussels, Belgium;

•	Interxion Real Estate IX N.V., Brussels, Belgium;

•	Interxion Denmark ApS, Copenhagen, Denmark;

•	Interxion Real Estate VI ApS, Copenhagen, Denmark;

•	Interxion France SAS, Paris, France;

•	Interxion Real Estate II SARL, Paris, France;

•	Interxion Real Estate III SARL, Paris, France;

•	Interxion Deutschland GmbH, Frankfurt, Germany;

•	Interxion Ireland Ltd, Dublin, Ireland;

•	Interxion Telecom SRL, Milan, Italy;

•	Interxion España SA, Madrid, Spain;

•	Interxion Sverige AB, Stockholm, Sweden;

•	Interxion (Schweiz) AG, Zurich, Switzerland;

•	Interxion Real Estate VIII AG, Zurich, Switzerland;

•	Interxion Carrier Hotel Ltd., London, United Kingdom;

•	Interxion Europe Ltd., London, United Kingdom;

•	Interxion Real Estate Holding B.V., Amsterdam, The Netherlands;

•	Interxion Real Estate I B.V., Amsterdam, The Netherlands;

•	Interxion Real Estate IV B.V., Amsterdam, The Netherlands;

•	Interxion Real Estate V B.V., Amsterdam, The Netherlands;

•	Interxion Real Estate X B.V., Amsterdam, The Netherlands;

•	Interxion Operational B.V., Amsterdam, The Netherlands;

•	Interxion Datacenters B.V., The Hague, The Netherlands (formerly Centennium Detachering B.V.);

•	Interxion Consultancy Services B.V., Amsterdam, The Netherlands (dormant);

•	Interxion Telecom B.V., Amsterdam, The Netherlands (dormant);

•	Interxion Trading B.V., Amsterdam, The Netherlands (dormant);

•	Interxion B.V., Amsterdam, The Netherlands (dormant);

•	Interxion Telecom Ltd., London, United Kingdom (dormant);

•	Stichting Administratiekantoor Management Interxion, Amsterdam, The Netherlands.

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

Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences, if any, arising on net investments including receivables from or payables to a foreign operation for which settlement is neither planned nor likely to occur, are recognized directly in the foreign currency translation reserve (FCTR) within equity. When control over a foreign operation is lost, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

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

Borrowing costs are capitalized based on the effective interest rate of the Senior Secured Notes.

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

Financial instruments

Derivative financial instruments

Derivatives are initially recognized at fair value; any attributable transaction costs are recognized in profit and loss as they are incurred. Subsequent to initial recognition, derivatives are measured at their fair value, and changes therein are generally recognized in profit and loss.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to the profit or loss in the same period, or periods, during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires, is sold, terminated or exercised, or the designation is revoked, hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, the amount accumulated in equity is reclassified to profit or loss.

Fair values are obtained from quoted market prices in active markets or, where an active market does not exist, by using valuation techniques. Valuation techniques include discounted cash flow models.

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

The Group de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the right to receive the contractual cash flows in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

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

The fair values of investments in equity are determined with reference to their quoted closing bid price at the measurement date or, if unquoted, using a valuation technique.

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

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement.

When a trade receivable and other current asset is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents, including short-term investments, is valued at face value, which equals its fair value.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital, no longer applicable since the IPO in January 2011, is classified as equity if it is non-redeemable and any dividends are discretionary. Dividends thereon are recognized as distributions within equity on approval by the Group’s shareholders.

Trade payables and other current liabilities

Trade payables and other current liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, capitalized borrowing costs, rent and associated costs attributable to bringing the assets to a working condition for their intended used and internal employment costs that are directly and exclusively related to the underlying asset. Where it is probable that the underlying property lease will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

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

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation is calculated from the date an asset becomes available for use and is depreciated on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. Following the change in estimated useful lives, the principal periods, prospectively applied as of October 1, 2013, used for this purpose are:

Data center freehold land	Not depreciated

Data center buildings	15-30 years

Data center infrastructure and equipment	5-20 years

Office and other equipment	3-15 years

Depreciation methods, useful lives and residual values are reviewed annually.

Data center freehold land consists of the land owned by the Company. The data center buildings consist of the core and shell in which we have constructed a data center. Data center infrastructure and equipment comprises of data center structures, leasehold improvements, data center cooling and power infrastructure, including infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office and other equipment comprises of office leasehold improvements and office equipment consisting of furniture, computer equipment and software.

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

The estimated useful lives are:

Power grid rights	10–15 years

Software	3–5 years

Other intangibles	3–12 years

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

Considering the Company manages its data centers by country, and, given the data center campus structures, the financial performance of data centers within a country is highly inter-dependent, the Company has determined that the cash-generating unit for impairment-testing purposes should be the group of data centers per country, unless specific circumstances would indicate that a single data center is a cash-generating unit.

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

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; with any difference between the proceeds (net of transaction costs) and the redemption value recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. The Group de-recognizes a borrowing when its contractual obligations are discharged, cancelled or expired.

As part of the initial measurement of the amortized costs value of the Senior Secured Notes due 2020 it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will go through the profit and loss.

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

Leases

Leases, in which the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

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

At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. This will be the case if the following two criteria are met:

•	the fulfilment of the arrangement is dependent on the use of a specific asset or assets; and

•	the arrangement contains the right to use an asset(s).

At inception or on reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision-maker, identified as the Board of Directors. There are two segments: the first segment is France, Germany, The Netherlands and the United Kingdom, the second segment is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items presented as Corporate and other principally comprise loans and borrowings and related expenses; corporate assets and expenses (primarily the Company’s headquarters); and income tax assets and liabilities.

Segment capital expenditure is defined as the net cash outflow during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

EBITDA and Adjusted EBITDA, as well as recurring revenue, are additional indicators of our operating performance, and are not required by or presented in accordance with IFRS. EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from subleases on unused data center sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million Revolving Facility Agreement and €325 million 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA and Adjusted EBITDA differently. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

This information, provided to the chief operating decision-maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance.

Revenue recognition

Revenue is recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable taking into account any discounts or volume rebates.

The Group reviews transactions for separately identifiable components and, if necessary, applies individual recognition treatment, revenues are allocated to separately identifiable components based on their relative fair values.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenue and lease income are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognized in the income statement on a straight-line basis over the initial term of the customer contract. Power revenue is recognized based on customers’ usage.

Other services revenue, including managed services, connectivity and customer installation services including equipment sales are recognized when the services are rendered. Certain installation services and equipment sales, which by their nature have a non-recurring character, are presented as non-recurring revenues and are recognized on delivery of service.

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

Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, they are discounted to their present value.

Share-based payments

The share-option programme enables Group employees to acquire shares (and before the IPO share certificates) of the Company. The fair value at the date of grant to employees of share options, as determined using the Black Scholes model, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

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

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will have an impact on tax expense in the period that such a determination is made.

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

New standards, amendments and interpretations not yet adopted

The new standards, amendments to standards and interpretations listed below were available for early adoption in the annual period beginning January 1, 2013. The Group has yet to adopt the following new standards, amendments to standards and interpretations, as they were not compulsory:

Effective date	New standard or amendments

January 1, 2014	Amendments to IAS32: Off-setting financial assets and financial liabilities;

Amendments to IFRS10, IFRS12 and IAS27: Investment entities;

Amendments to IAS36: Recoverable amount disclosures for non-financial assets.

4	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Other risks

This note presents information about the Group’s exposure to each of the above risks, the Group’s goals, policies and processes for measuring and managing risk, and the its management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the oversight of the Group’s risk management framework.

The Group continues developing and evaluating the Group’s risk management policies with a view to identifying and analyzing the risks it faces, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees the way management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks the Group faces.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument fails to meet its contractual obligations. This risk principally arises from the Group’s receivables from customers. The Group’s most significant customer, serviced from multiple locations and under multiple service contracts, accounts for less than 10% of the recurring revenues for 2013, 2012 and 2011.

Trade and other receivables

The Group’s exposure to credit risk is mainly influenced by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and the country in which customers operate, has less of an influence on credit risk.

The Group has an established credit policy under which each new customer is analyzed individually for creditworthiness before it begins to trade with the Group. If customers are independently rated, these ratings are used. If, there is no independent rating, the credit quality of the customer is analyzed taking its financial position, past experience and other factors into account.

The Group’s standard terms require contracted services to be paid in advance of these services being delivered. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or service to the customer being suspended.

In 2013, 95% (2012: 94% and 2011: 93%) of the Group’s revenue was derived from contracts under which customers paid an agreed contracted amount, including power on a regular basis (usually monthly or quarterly) or from deferred initial setup fees paid at the outset of the customer contract.

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

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the its reputation or jeopardizing its future.

The majority of the Group’s revenues and operating costs are contracted, which assists it in monitoring cash flow requirements, which is done on a daily and weekly basis. Typically, the Group ensures that it has sufficient cash on demand to meet expected normal operational expenses, including the servicing of financial obligations, for a period of 60 days; this excludes the potential impact of extreme circumstances, such as natural disasters, that cannot reasonably be predicted.

All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are only made once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure (see Note 22).

On July 3, 2013, the Company issued an aggregate principal amount of €325 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”). The net proceeds of the offering were used to purchase all of the €260 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the €260 million Senior Secured Notes due 2017 which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The €325 million Senior Secured Notes due 2020 are governed by an indenture dated July 3, 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest) to exceed 2.00 and a consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) not to exceed 4.00.

The obligations under the €325 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

On June 17, 2013, the Company entered into a new €100 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100 million revolving facility agreement replaced the €60 million revolving facility agreement.

On July 3, 2013, in connection with the issuance of the €325 million Senior Secured Notes due 2020, all conditions precedent to the utilization of this revolving facility agreement were satisfied.

The revolving facility agreement contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 and a consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) not to exceed 4.00. The revolving facility also requires Interxion Holding N.V., each borrower and each guarantor to observe certain customary affirmative covenants (subject to certain agreed exceptions, qualifications and thresholds) and requires the Company to comply with a leverage ratio financial covenant (calculated as the ratio of total net debt at each quarter end to pro forma EBITDA for the twelve months ending on that quarter end) not to exceed 4.00 to 1.00.

On November 5, 2012, the Company secured a five-year mortgage bank loan of €10 million, which is secured by mortgages on the AMS6 property, owned by Interxion Real Estate IV B.V. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. Interest is due quarterly in arrears. No covenants apply to this loan next to the repayment schedule.

On January 18, 2013, the Group entered into two mortgage financings totaling €10 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl and the PAR5 land, owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The repayment of principal under the mortgage loans are required to be repaid in quarterly instalments collectively amounting to €167,000 commencing on April 18, 2013. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of ten years.

On June 26, 2013, the Group entered into a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing May 1, 2014 and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on the operations of Interxion Real Estate V B.V.

Further details are in the Borrowing section (see Note 19).

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

The majority of the Group’s borrowings are euro denominated and the Company believes that the Interest on these borrowings will be serviced from the cash flows generated by the underlying operations of the Group, the functional currency of which is the euro. The Group’s investments in subsidiaries are not hedged.

Interest rate risk

Following the issue, in 2010, of Senior Secured Notes due 2017 and the repayment of the old bank facilities, the Group was no longer exposed to significant variable interest rate expense for borrowings. In 2013, as a result of the issue of the Senior Secured Notes due 2020 this was continued.

On November 5, 2012, the Company secured a five-year mortgage €10 million on the AMS6 data center property. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points per annum. Interest is due quarterly in arrears.

On January 18, 2013, the Group entered into two mortgage financings totaling €10 million. The loans are secured by mortgages, on the PAR3 land owned by Interxion Real Estate II Sarl, and the PAR5 land owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of 10 years.

On June 26, 2013, the Group entered into a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The mortgage loan has a variable interest rate based on EURIBOR plus 275 basis points.

As at December 31, 2013, the interest payable under the Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 300 basis points per annum, (ii) any Danish Kroner amounts drawn would be at the rate of CIBOR plus 300 basis points per annum, (iii) any Swedish Kroner amounts drawn would be at the rate of STIBOR plus 300 basis points per annum and (iv) other applicable currencies including GBP amounts drawn at the rate of LIBOR plus 300 basis points per annum. The Revolving Facility was undrawn as at December 31, 2013.

As at December 31, 2013, the interest rate risk was very limited.

Other risks

Price risk

There is a risk that changes in market circumstances, such as strong unanticipated increases in operational costs, construction of new data centers or churn in customer contracts, will negatively affect the Group’s income. Customers individually have medium-term contracts that require notice prior to termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group is a significant user of power and has exposure to increases in power prices. It uses independent consultants to monitor price changes in electricity and seeks to negotiate fixed-price term agreements with the power supply companies, not more than for own use, where possible. The risk to the Group is mitigated by the contracted ability to recover power price increases through adjustments in the pricing for power services.

Capital management

The Group has a capital base comprising its equity, including reserves, Senior Secured Notes, mortgage loan, finance leases and committed debt facilities. It monitors its solvency ratio, financial leverage, funds from operations and net debt with reference to multiples of its previous twelve months’ Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders’, creditors’ and customers’ confidence.

The principal use of capital in the development of the business is through capital expansion projects for the deployment of further equipped space in new and existing data centers. Major capital expansion projects are not started unless the Company has access to adequate capital resources at the start of the project to complete the project, and they are evaluated against target internal rates of return before approval. Capital expansion projects are continually monitored before and after completion.

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

Information by segment, 2013

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	182,165	109,109	291,274	—	291,274
Non-recurring revenue	10,293	5,544	15,837	—	15,837
Total revenue	192,458	114,653	307,111	—	307,111
Cost of sales	(71,944)	(44,522)	(116,466)	(7,675)	(124,141)

Gross profit/(loss)	120,514	70,131	190,645	(7,675)	182,970
Other income	341	—	341	—	341
Sales and marketing costs	(7,200)	(5,212)	(12,412)	(10,406)	(22,818)
General and administrative costs	(47,074)	(23,437)	(70,511)	(19,623)	(90,134)

Operating profit/(loss)	66,581	41,482	108,063	(37,704)	70,359
Net finance expense					(57,453)

Profit before taxation					12,906

Total assets	619,356	223,274	842,630	68,145	910,775
Total liabilities	148,884	39,708	188,592	334,281	522,873
Capital expenditures, including intangible assets*	(93,676)	(47,016)	(140,692)	(2,689)	(143,381)
Depreciation, amortization and impairments	(37,371)	(17,269)	(54,640)	(3,030)	(57,670)
Adjusted EBITDA	104,373	59,097	163,470	(31,633)	131,837

Note:—

*	Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Information by segment, 2012

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	159,136	100,113	259,249	—	259,249
Non-recurring revenue	12,640	5,232	17,872	—	17,872
Total revenue	171,776	105,345	277,121	—	277,121
Cost of sales	(66,367)	(40,559)	(106,926)	(6,156)	(113,082)

Gross profit/(loss)	105,409	64,786	170,195	(6,156)	164,039
Other income	463	—	463	—	463
Sales and marketing costs	(6,039)	(4,259)	(10,298)	(9,802)	(20,100)
General and administrative costs	(36,497)	(21,558)	(58,055)	(21,188)	(79,243)

Operating profit/(loss)	63,336	38,969	102,305	(37,146)	65,159
Net finance expense					(17,746)

Profit before taxation					47,413

Total assets	546,842	197,802	744,644	74,580	819,224
Total liabilities	139,576	48,183	187,759	255,891	443,650
Capital expenditures, including intangible assets*	(145,080)	(29,014)	(174,094)	(4,237)	(178,331)
Depreciation, amortization and impairments	(25,686)	(15,691)	(41,377)	(2,616)	(43,993)
Adjusted EBITDA	90,121	55,068	145,189	(30,174)	115,015

Note:—

*	Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Information by segment, 2011

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	136,460	91,868	228,328	—	228,328
Non-recurring revenue	10,352	5,630	15,982	—	15,982
Total revenue	146,812	97,498	244,310	—	244,310
Cost of sales	(58,969)	(37,685)	(96,654)	(5,112)	(101,766)

Gross profit/(loss)	87,843	59,813	147,656	(5,112)	142,544
Other income	487	0	487	0	487
Sales and marketing costs	(4,730)	(3,876)	(8,606)	(9,074)	(17,680)
General and administrative costs	(30,014)	(17,956)	(47,970)	(19,288)	(67,258)

Operating profit/(loss)	53,586	37,981	91,567	(33,474)	58,093
Net finance expense					(22,784)

Profit before taxation					35,309

Total assets	412,160	181,186	593,346	150,935	744,281
Total liabilities	97,779	40,774	138,553	275,167	413,720
Capital expenditures, including intangible assets*	(122,880)	(35,366)	(158,246)	(3,710)	(161,956)
Depreciation, amortization and impairments	(21,289)	(12,371)	(33,660)	(1,892)	(35,552)
Adjusted EBITDA	74,774	50,676	125,450	(27,813)	97,637

Note:—

*	Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Reconciliation Adjusted EBITDA

Consolidated

	2013	2012	2011
	(€’000)
Profit for the year attributable to shareholders	6,824	31,631	25,572
Income tax expense	6,082	15,782	9,737

Profit before taxation	12,906	47,413	35,309
Finance income	(484)	(907)	(2,290)
Finance expense	57,937	18,653	25,074

Operating profit	70,359	65,159	58,093
Depreciation, amortization and impairment	57,670	43,993	35,552

EBITDA(1)	128,029	109,152	93,645
Share-based payments	4,149	5,488	2,736
Increase/(decrease) in provision of onerous lease contracts(2)	—	838	18
IPO transaction costs	—	—	1,725
Income from sublease of unused data center sites	(341)	(463)	(487)

Adjusted EBITDA	131,837	115,015	97,637

France, Germany, The Netherlands and UK

	2013	2012	2011
	(€’000)
Operating profit	66,581	63,336	53,586
Depreciation, amortization and impairment	37,371	25,686	21,289

EBITDA(1)	103,952	89,022	74,875
Share-based payments	762	724	368
Increase/(decrease) in provision onerous lease contracts(2)	—	838	18
Income from sublease of unused data center sites	(341)	(463)	(487)

Adjusted EBITDA	104,373	90,121	74,774

Rest of Europe

	2013	2012	2011
	(€’000)
Operating profit	41,482	38,969	37,981
Depreciation, amortization and impairment	17,269	15,691	12,371

EBITDA(1)	58,751	54,660	50,352
Share-based payments	346	408	324

Adjusted EBITDA	59,097	55,068	50,676

Notes:—

(1)	Operating profit plus depreciation, amortization and impairment of assets.
(2)	Before deduction of income from subleases on unused data center sites.

Corporate and other

	2013	2012	2011
	(€’000)
Operating profit	(37,704)	(37,146)	(33,474)
Depreciation, amortization and impairment	3,030	2,616	1,892

EBITDA(1)	(34,674)	(34,530)	(31,582)
Share-based payments	3,041	4,356	2,044
IPO transaction costs	—	—	1,725

Adjusted EBITDA	(31,633)	(30,174)	(27,813)

Notes:—

(1)	Operating profit plus depreciation, amortization and impairment of assets.

In 2013, the share-based payments include an amount of €559,000 related to taxes and social security charges (2012: €2,078,000).

In 2011, the IPO transaction costs represented the write-off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

6	Revenue

Revenue consists of colocation revenue derived from the rendering of data center services, which includes customer installation services and equipment sales.

7	Employee benefit expenses

The Group employed an average of 425 employees (full-time equivalents) during 2013 (2012: 385 and 2011: 347). Costs incurred in respect of these employees were:

	2013	2012	2011
	(€’000)
Salaries and bonuses	32,369	30,229	26,540
Social security charges	5,535	5,295	4,364
Contributions to defined contribution pension plans	2,051	1,776	1,487
Other personnel-related costs	8,309	5,233	6,155
Share-based payments	4,149	5,488	2,736

	52,413	48,021	41,282

The following income statement line items include employee benefit expenses of:

	2013	2012	2011
	(€’000)
Costs of sales	19,963	16,634	15,147
Sales and marketing costs	14,942	12,300	11,352
General and administrative costs	17,508	19,087	14,783

	52,413	48,021	41,282

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

In 2013 and 2012, the Dutch Government imposed a crisis wage tax payable by employers. The total charge in 2013, included in General and administrative costs, amounted to €417,000 (2012: €1,854,000).

8	Finance income and expense

	2013	2012	2011
	(€’000)
Bank and other interest	484	907	2,271
Net foreign currency exchange gain	—	—	19

Finance income	484	907	2,290

Interest expense on Senior Secured Notes, bank and other loans	(22,594)	(16,680)	(23,302)
Interest expense on finance leases	(1,642)	(61)	(57)
Interest expense on provision for onerous lease contracts	(334)	(428)	(518)
Other financial expenses	(32,751)	(1,221)	(1,197)
Net foreign currency exchanges loss	(616)	(263)	—

Finance expense	(57,937)	(18,653)	(25,074)

Net finance expense	(57,453)	(17,746)	(22,784)

In 2013, the “Interest expense on Senior Secured Notes, bank and other loans” increased principally as result of €7.5 million lower capitalized borrowing costs.

As a result of the refinancing completed on July 3, 2013, the Company incurred costs, presented in “Other financial expenses”, of approximately €31 million of which €26.5 million in cash related to the tender and redemption premiums and consent fees for the 9.50% Senior Secured Notes due 2017 (the “Senior Secured Notes due 2017”) and €4.5 million non-cash expenses from the deferred financing costs related to the former €60 million Revolving Facility Agreement and the unamortized costs of the Senior Secured Notes due 2017.

The “Interest expense on provision for onerous lease contracts” related to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

9	Income taxes

Income tax benefit/(expense)

	2013	2012	2011
	(€’000)
Current taxes	(7,888)	(6,219)	(5,033)
Deferred taxes	1,806	(9,563)	(4,704)

Total income tax (expense)/benefit	(6,082)	(15,782)	(9,737)

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2013 (25% in 2012 and 25% in 2011) and the actual tax benefit/(expense) with an effective interest rate of 47.1% (33.3% in 2012 and 27.6% in 2011) is as follows:

	2013	2012	2011
	(€’000)
Profit for the year	6,824	31,631	25,572
Income tax expense	(6,082)	(15,782)	(9,737)

Profit before taxation	12,906	47,413	35,309

Income tax using Company’s domestic tax rate	(3,227)	(11,854)	(8,827)
Effect of tax rates in foreign jurisdictions	(1,007)	(1,308)	(1,300)
Change in tax rate and legislation	305	(1,042)	(325)
Non-deductible expenses	(2,041)	(1,372)	(1,494)
Recognition of previously unrecognized tax losses	—	355	2,741
Current year results for which no deferred tax asset was recognized	25	(328)	219
Prior year adjustments included in current year tax	344	201	(243)
Change in previously unrecognized temporary differences	—	—	37
Other	(481)	(434)	(545)

Income tax (expense)/benefit	(6,082)	(15,782)	(9,737)

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2011	296	5,248	4,693	38,374	48,611
Recognized in profit/(loss) for 2011	14,526	(866)	(2,635)	(15,316)	(4,291)
Recognized in equity	—	—	—	3,225	3,225
Effects of movements in exchange rates	(74)	—	(10)	197	113

December 31, 2011	14,748	4,382	2,048	26,480	47,658
Recognized in profit/(loss) for 2012	210	(743)	2,547	(8,013)	(5,999)
Recognized in equity	—	—	—	(571)	(571)
Effects of movements in exchange rates	21	—	5	255	281

December 31, 2012	14,979	3,639	4,600	18,151	41,369
Recognized in profit/(loss) for 2013	(990)	(1,022)	869	5,924	4,781
Recognized in equity	—	—	—	544	544
Effects of movements in exchange rates	2	—	—	(104)	(102)

December 31, 2013	13,991	2,617	5,469	24,515	46,592

Offset deferred tax liabilities	(7,696)	—	(693)	(3,757)	(12,146)

Net deferred tax assets/(liabilities)	6,295	2,617	4,776	20,758	34,446

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

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2011	(8,627)	—	(803)	—	(9,430)
Recognized in profit/(loss) for 2011	(163)	—	(250)	—	(413)

December 31, 2011	(8,790)	—	(1,053)	—	(9,843)
Recognized in profit/(loss) for 2012	(3,501)	—	(63)	—	(3,564)

December 31, 2012	(12,291)	—	(1,116)	—	(13,407)
Recognized in profit/(loss) for 2013	(3,398)	—	423	—	(2,975)

Effects of movements in exchange rates	89	—	—	—	89

December 31, 2013	(15,600)	—	(693)	—	(16,293)

Offset deferred tax assets	7,696	—	693	3,757	12,146

Net deferred tax assets/(liabilities)	(7,904)	—	—	3,757	(4,147)

The deferred tax assets and liabilities are presented as net amounts as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2013	2012	2011
	(€’000)
Deductible temporary differences, net	117	46	67
Tax losses	1,303	1,501	2,054

	1,420	1,547	2,121

The accumulated recognized and unrecognized tax losses expire as follows:

	2013	2012	2011
	(€’000)
Within one year	3,159	3,798	4,204
Between 1 and 5 years	4,949	7,057	10,974
After 5 years	24,775	5,918	7,140
Unlimited	79,754	69,403	77,491

	112,637	86,176	99,809

The accumulated tax losses expiring within one year include tax losses in Switzerland. The expiration of accumulated tax losses was part of the assessment of the valuation of deferred tax assets.

10	Property, plant and equipment

	Freehold land and buildings	Infra- structure and equipment	Assets under construction	Total data center assets	Office and other equipment	Total
	(€’000)
Cost:
As at January 1, 2013	87,157	709,722	30,553	827,432	28,883	856,315
Additions	16,558	27,206	89,770	133,534	2,373	135,907
Exchange differences	—	(3,735)	—	(3,735)	(122)	(3,857)
Disposals	—	(1,021)	—	(1,021)	(106)	(1,127)
Transfers	—	33,110	(33,110)	—	—	—

As at December 31, 2013	103,715	765,282	87,213	956,210	31,028	987,238

Accumulated depreciation and impairment:
As at January 1, 2013	(4,594)	(211,882)	—	(216,476)	(18,908)	(235,384)
Depreciation	(2,714)	(49,941)	—	(52,655)	(2,435)	(55,090)
Exchange differences	—	790	—	790	67	857
Disposals	—	1,021	—	1,021	106	1,127

As at December 31, 2013	(7,308)	(260,012)	—	(267,320)	(21,170)	(288,490)

Carrying amount as at December 31, 2013	96,407	505,270	87,213	688,890	9,858	698,748

Cost:
As at January 1, 2012	38,710	506,847	101,173	646,730	24,830	671,560
Additions	48,447	41,590	89,431	179,468	3,973	183,441
Exchange differences	—	2,862	—	2,862	112	2,974
Disposals	—	(1,628)	—	(1,628)	(32)	(1,660)
Transfers	—	160,051	(160,051)	—	—	—

As at December 31, 2012	87,157	709,722	30,553	827,432	28,883	856,315
Accumulated depreciation and impairment:
As at January 1, 2012	(3,042)	(174,116)	—	(177,158)	(16,604)	(193,762)
Depreciation	(1,552)	(38,668)	—	(40,220)	(2,275)	(42,495)
Exchange differences	—	(726)	—	(726)	(61)	(787)
Disposals	—	1,628	—	1,628	32	1,660

As at December 31, 2012	(4,594)	(211,882)	—	(216,476)	(18,908)	(235,384)

Carrying amount as at December 31, 2012	82,563	497,840	30,553	610,956	9,975	620,931

	Freehold land and buildings	Infra- structure and equipment	Assets under construction	Total data center assets	Office and other equipment	Total
	(€’000)
Cost:
As at January 1, 2011	1,388	467,228	16,346	484,962	21,598	506,560
Additions	19,057	43,229	103,245	165,531	3,150	168,681
Exchange differences	—	2,783	(42)	2,741	149	2,890
Disposals	—	(6,504)	—	(6,504)	(67)	(6,571)
Transfers	18,265	111	(18,376)	—	—	—

As at December 31, 2011	38,710	506,847	101,173	646,730	24,830	671,560

Accumulated depreciation and impairment:
As at January 1, 2011	—	(149,425)	—	(149,425)	(14,715)	(164,140)
Depreciation	—	(33,340)	—	(33,340)	(1,862)	(35,202)
Impairment reversal	—	783	—	783	—	783
Exchange differences	—	(774)	—	(774)	(63)	(837)
Disposals	—	5,598	—	5,598	36	5,634
Transfers	(3,042)	3,042	—	—	—	—

As at December 31. 2011	(3,042)	(174,116)	—	(177,158)	(16,604)	(193,762)

Carrying amount as at December 31, 2011	35,668	332,731	101,173	469,572	8,226	477,798

In 2013, the Group changed the classification and grouping of the assets in the table above and the comparative disclosures have been amended to reflect this change.

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will become effective in 2019. As a result of this modification, in accordance with IAS17, as of December 20, 2012, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €20,832,000 (2012: €20,832,000). In addition, the Group leases data center equipment under a number of finance lease agreements. At December 31, 2013, the carrying amount of the leased equipment classified in data centers was €202,000 (2012: €224,000 and 2011: €1,048,000).

Capitalized interest relating to borrowing costs for 2013 amounted to €1,701,000 (2012: €9,195,000 and 2011: €2,577,000). The cash effect of the interest capitalized for 2013 amounted to €3,681,000, which is presented in the Statement of Cash Flows under “Purchase of property, plant and equipment” (2012: €8,224,000 and 2011: €1,298,000).

As at December 31, 2013, the carrying value of freehold land included in the category “Freehold land and buildings” amounts to €51,663,000 (2012: €44,092,000 and 2011: €20,445,000).

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At December 31, 2013 properties with a carrying value of €44,017,000 (2012: €17,568,000 and 2011: nil) were subject to a registered debenture to secure mortgages (see Note 19).

In 2011, the Group reversed the impairment of data center assets in Sweden, as recognized in 2007, for an amount of €783,000, resulting from improved profitability and the future potential of the Swedish company.

11	Intangible assets

The components of intangible assets are as follows:

	Power grid rights	Software	Other intangibles	Total
		(€’000)
Cost:
As at January 1, 2013	11,833	9,059	2,165	23,057
Additions	296	1,678	—	1,974
Exchange differences	(149)	(14)	—	(163)

As at December 31, 2013	11,980	10,723	2,165	24,868
Amortization:
As at January 1, 2013	(612)	(2,882)	(925)	(4,419)
Amortization	(331)	(2,063)	(186)	(2,580)
Exchange differences	—	9	—	9

As at December 31, 2013	(943)	(4,936)	(1,111)	(6,990)

Carrying amount as at December 31, 2013	11,037	5,787	1,054	17,878

Cost:
As at January 1, 2012	7,378	6,246	1,835	15,459
Additions	4,300	2,822	330	7,452
Disposals	—	(9)	—	(9)
Exchange differences	155	—	—	155

As at December 31, 2012	11,833	9,059	2,165	23,057
Amortization:
As at January 1, 2012	(350)	(1,820)	(747)	(2,917)
Amortization	(249)	(1,071)	(178)	(1,498)
Disposals	—	9	—	9
Exchange differences	(13)	—	—	(13)

As at December 31, 2012	(612)	(2,882)	(925)	(4,419)

Carrying amount as at December 31, 2012	11,221	6,177	1,240	18,638

	Power grid rights	Software	Other intangibles	Total
		(€’000)
Cost:
As at January 1, 2011	1,711	4,220	1,835	7,766
Additions	5,653	2,026	—	7,679
Exchange differences	14	—	—	14

As at December 31, 2011	7,378	6,246	1,835	15,459

Amortization:
As at January 1, 2011	(198)	(980)	(583)	(1,761)
Amortization	(138)	(840)	(164)	(1,142)
Exchange differences	(14)	—	—	(14)

As at December 31, 2011	(350)	(1,820)	(747)	(2,917)

Carrying amount as at December 31, 2011	7,028	4,426	1,088	12,542

Amortization of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

12	Financial asset

The financial asset consists of a 1.6% equity shareholding in IStreamPlanet Inc. The financial asset was designated as a financial asset measured at fair value through profit and loss.

13	Trade and other (non-) current assets

	2013	2012	2011
	(€’000)
Non-current
Data-center-related prepaid expenses	11,500	—	—
Rental and other supplier deposits	2,093	2,254	2,536
Deferred financing costs	1,258	1,371	667
Deferred rent related stamp duties	556	606	638
Cash flow hedge	90	—	—
Other non-current assets	1,039	728	—

	16,536	4,959	3,841

As at December 31, 2013, an amount of €11,500,000 is related to cash prepaid to a notary account from which the acquisition of our Brussels data center building subsequent to year-end has been paid.

The deferred financing costs relate to the costs incurred for the Revolving Facility Agreement. On June 17, 2013, the Company entered into a new €100 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100 million revolving facility agreement replaced the €60 million revolving facility agreement. The deferred financing costs balance of previous year was charged to the income statement in full in 2013 as a result of the refinancing (see also note 8).

On July 3, 2013, in connection with the issue of the €325 million Senior Secured Notes due 2020, all conditions precedent to the utilization of this revolving facility agreement were satisfied. As of December 31, 2013 the Revolving Facility remained undrawn. In 2012, the Company amended the terms of its existing Revolving Facility Agreement. The amended facility, originally scheduled to expire on February 1, 2013, extended the termination date to May 12, 2016, expanded the credit commitment from €50 million to €60 million and aligned the incurrence covenants with those contained in the indenture of the former 9.50% Senior Secured Notes due 2017. The capitalized costs are amortized over the duration period of the facility agreement.

Current
Trade receivables – net (Note 20)	58,405	51,119	43,350
Taxes	7,093	3,052	7,474
Accrued revenue	21,234	10,778	2,970
Prepaid expenses and other current assets	9,971	9,905	14,080

	96,703	74,854	67,874

Accrued revenue relate to service fee holidays provided in relation to our long-term customer contracts.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other related operational data center and construction-related prepayments.

14	Cash and cash equivalents

Cash and cash equivalents include €4,078,000 (2012: €5,017,000 and 2011: €4,813,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

15	Shareholders’ equity

Share capital and share premium

	Ordinary shares			2002 Series A preference shares
	2013	2012	2011	2013	2012	2011
	(In thousands of shares, post-reverse stock split)
On issue at January1,	68,176	66,129	9,546	—	—	34,808
Issue/conversion of shares	691	2,047	56,583	—	—	(34,808)

On issue at December 31,	68,867	68,176	66,129	—	—	—

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of €1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2013, approximately 0.7 million (2012: 2.0 million, 2011: 2.2 million) of options were exercised.

At December 31, 2013, 2012 and 2011, the authorized share capital comprised 200,000,000 (post reverse stock split as at 18 January 2012) ordinary shares at par value of €0.10. All issued shares are fully paid. Prior to the IPO and the reverse stock split, all the shares had a par value of €0.02.

The net proceeds of the Initial Public Offering in 2011 amounted to €138.6 million, which is used for general corporate purposes including, without limitation, capital expenditures relating to expansion of existing data centers and construction of new data centers.

Voting

On completion of the initial public offering in January 2011, the Company entered into a shareholders agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our Board of Directors, including the right to nominate the Chairman of our Board of Directors. As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

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

Dividends

Prior to the IPO, dividends that are paid from the profits of the Company and, if permitted under Dutch law, as a result of a sale by the Company of shares or assets of the Company or a subsidiary other than pursuant to an IPO, sale or liquidation event shall be distributed in the following priority: first to holders of the 2002 Series A preference shares in an amount equal to the purchase price of the 2002 Series A preference shares (reduced by any dividend previously received on the 2002 Series A preference shares) and second to the extent any residual amount exits thereafter, pro rata amongst all holders of ordinary shares and 2002 Series A preference shares. On the completion of an IPO or a sale, the holders of the 2002 Series A preference shares were entitled to receive the 2002 Series A Share Purchase Price of €0.20 per share (pre-reverse stock split) less any dividends exclusively paid to the holders of the 2002 Series A preference shares in cash or in ordinary shares.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

16	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2013, was based on the profit of €6,824,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2012: €31,631,000 and 2011: €25,572,000) and a weighted average number of ordinary shares outstanding during the year ended December 31, 2013 of 68,584,000 (and including preference shares outstanding for the years; 2012: 67,309,000 and 2011: 64,176,000). Profit is attributable to ordinary and preference shares (pre-IPO) on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2013 was based on the profit of €6,824,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2012: €31,631,000 and 2011: €25,572,000) and a weighted average number of ordinary shares and the impact of options outstanding during the year ended December 31, 2013 of 69,345,000 (and including preference shares outstanding for the years; 2012: 68,262,000 and 2011: 65,896,000) post reverse stock split.

In January 2011, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary share. The 5:1 reverse stock split effectuated is presented in the basic earnings per share calculation and the diluted earnings per share calculation.

Profit attributable to ordinary and preference shareholders

	2013	2012	2011
	(€’000)
Profit attributable to ordinary and (pre-IPO) preference shareholders	6,824	31,631	25,572

Weighted average number of ordinary shares and preference shares

	2013	2012	2011
	(in thousands of shares, post reverse stock split)
Weighted average number of ordinary shares (basic)	68,584	67,309	61,506
Weighted average number of (pre-IPO) preference shares	—	—	2,670

Weighted average number of ordinary and (pre-IPO) preference shares at December 31,	68,584	67,309	64,176
Dilution effect of share options on issue	761	953	1,720

Weighted average number of ordinary and (pre-IPO) preference shares (diluted) at December 31,	69,345	68,262	65,896

17	Trade payables and other liabilities

	2013	2012	2011
	(€’000)
Non-current
Deferred revenue	4,605	5,014	4,801
Other non-current liabilities	6,932	6,180	5,493

	11,537	11,194	10,294

Current
Trade payables	28,175	21,087	34,090
Tax and social security	8,778	10,788	4,180
Customer deposits	18,507	18,274	16,942
Deferred revenue	44,550	41,516	38,110
Accrued expenses	32,083	36,113	34,317

	132,093	127,778	127,639

Trade payables include €20,074,000 (2012: €10,319,000 and 2011 €20,877,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analyzed as follows:

	2013	2012	2011
	(€’000)
Data-center-related costs	7,158	9,959	7,951
Personnel and related costs	8,769	8,060	7,973
Professional services	1,824	2,083	2,476
Customer implementation and related costs	2,199	3,039	2,237
Financing-related costs	9,994	9,625	9,650
Other	2,139	3,347	4,030

	32,083	36,113	34,317

As at December 31, 2013, the accrued financing-related costs principally relate to interest expenses on the Senior Secured Notes and mortgages.

18	Provision for onerous lease contracts

As at December 31, 2013, the provision for onerous lease contracts relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2013	2012	2011
	(€’000)
As at January 1,	11,826	13,726	16,333
Increase in provision	—	838	—
Unwinding of discount	334	428	518
Utilization of provision	(3,285)	(3,166)	(3,125)

As at December 31,	8,875	11,826	13,726

Non-current	4,855	7,848	10,618
Current	4,020	3,978	3,108

	8,875	11,826	13,726

Discounted estimated future losses are calculated using a discount rate based on the five-year euro-area government benchmark bond yield prevailing at the balance sheet date.

19	Borrowings

	2013	2012	2011
	(€’000)
Non-current
Senior Secured Notes 6.0%, due 2020	317,610	—	—
Senior Secured Notes 9.5%, due 2017	—	256,268	255,560
Mortgages	22,524	9,903	—
Finance lease liabilities	20,470	20,309	102
Other loans	1,605	1,605	1,605

	362,209	288,085	257,267
Current
Mortgages	1,733	52	235
Finance lease liabilities	50	52	235
Other loans	—	—	568

	1,783	52	803

Total borrowings	363,992	288,137	258,070

The carrying amounts of the Group’s borrowings are principally denominated in euros. The face value of the Senior Secured Notes as at December 31, 2013 was €325,000,000 (2012 and 2011: €260,000,000).

The face value of the mortgages amounted to €24,833,000 as per December 31, 2013 (2012: €10,000,000).

Senior Secured Notes and bank borrowings

Mortgages

In November 2012, the Group entered into a five-year mortgage for €10 million. The loan is secured by a mortgage on the PAR6 property owned by Real Estate IV BV, and a pledge on the lease agreement. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points.

In January 2013, the Group entered into two mortgage financings totaling €10 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The repayment of principal under the mortgage loans are required to be repaid in quarterly instalments collectively amounting to €167,000 commencing on April 18, 2013. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of 10 years.

In June 2013, the Group entered into a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing May 1, 2014 and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on operations of Interxion Real Estate V B.V.

Acquiring the mortgages did not conflict with the restrictions of the Indenture and the Revolving Facility Agreement.

Senior Secured Notes due 2017

On June 3, 2013, the Company announced an offer to purchase for cash any and all of its outstanding euro-denominated €260 million Senior Secured Notes due 2017.

On June 28, 2013, holders of €256,962,000 aggregate principal amount of the €260 million Senior Secured Notes due 2017, representing 98.8% of the outstanding Notes, had validly tendered their Notes.

The total consideration for each €1,000 principal amount of the €260 million Senior Secured Notes due 2017 validly tendered prior to the consent deadline was €1,102 and after the consent deadline €1,092 plus the accrued and unpaid interest up to, but not including, the day of settlement.

On July 3, 2013, the tender was completed and the Company discharged its obligations with respect to the remaining €3,038,000 outstanding €260 million Senior Secured Notes due 2017 not purchased in the offer in accordance with the satisfaction and discharge provisions of the indenture governing the €260 million Senior Secured Notes due 2017. These Notes were redeemed on August 2, 2013 at a redemption price equal to a “make-whole” amount of €1,094 for each €1,000 principal amount, as calculated in accordance with the terms of the indenture governing the €260 million Senior Secured Notes due 2017, plus accrued and unpaid interest up to, but not including, the redemption date.

The total redemption fees amounted to approximately €26.5 million; in addition, the Company incurred approximately €4.5 million in non-cash expenses from the deferred financing costs relating to the former €60 million Revolving Facility Agreement and the unamortized costs of the Senior Secured Notes due 2017.

Senior Secured Notes due 2020

On July 3, 2013, the Company issued an aggregate principal amount of €325 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”).

The net proceeds of the offering were used to purchase all of the €260 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the €260 million Senior Secured Notes due 2017 which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The €325 million Senior Secured Notes due 2020 are governed by an indenture dated July 3, 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 and a consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) not to exceed 4.00.

The obligations under the €325 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

The Company may redeem all or part of the €325 million Senior Secured Notes due 2020. The Company has the following redemption rights:

Optional Redemption prior to July 15, 2016 upon an equity offering

At any time prior to July 15, 2016, upon not less than 10 nor more than 60 days’ notice, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Senior Secured Notes at a redemption price of 106.000% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds from one or more equity offerings. The Company may only do this, however, if:

(a)	at least 65% of the aggregate principal amount of Senior Secured Notes that were initially issued (calculated after giving effect to the issuance of any additional notes) would remain outstanding immediately after the proposed redemption; and

(b)	the redemption occurs within 90 days after the closing of such equity offering.

Optional Redemption prior to July 15, 2016

Prior to July 15, 2016, upon not less than 10 nor more than 60 days’ notice, the Company may during each 12-month period commencing on the issue date redeem up to 10% of the aggregate principal amount of the Senior Secured Notes (calculated after giving effect to the issuance of any additional notes) at a redemption price equal to 103% of the principal amount redeemed plus accrued and unpaid interest, if any, to the redemption date.

At any time prior to July 15, 2016, upon not less than 10 nor more than 60 days’ notice, the Company may also redeem all or part of the Senior Secured Notes at a redemption price equal to 100% of the principal amount thereof plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

Optional Redemption on or after July 15, 2016

At any time on or after July 15, 2016 and prior to maturity, upon not less than 10 nor more than 60 days’ notice, the Company may redeem all or part of the Senior Secured Notes. These redemptions will be in amounts of €100,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set forth below.

Year	Redemption Price
2016	104.500%
2017	103.000%
2018	101.500%
2019 and thereafter	100.000%

€100 Million Revolving Facility Agreement

On June 17, 2013, the Company entered into a new €100 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100 million revolving facility agreement replaced the €60 million revolving facility agreement.

On July 3, 2013, in connection with the issue of the €325 million Senior Secured Notes due 2020, all conditions precedent to the utilization of this revolving facility agreement were satisfied.

Maturity profile

The maturity profile of the gross amounts of Senior Secured Notes and Mortgages is set out below:

	2013	2012	2011
	(€’000)
Within one year	—	—	—
Between 1 and 5 years	15,333	270,000	—
Over 5 years	334,500	—	260,000

	349,833	270,000	260,000

The Group has the following undrawn bank borrowing facilities:

	2013	2012	2011
	(€’000)
Expiring within one year	—	—	—
Expiring between 1 and 5 years	100,000	60,000	50,000

	100,000	60,000	50,000

Covenants

The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt and/or guarantees;

•	enter into transactions other than on arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorized by the Revolving Facility Agreement;

•	sell certain kinds of assets;

•	enter into any sale and leaseback transactions;

•	make certain investments or other types of restricted payments;

•	substantially change the nature of the Company or the Group’s business;;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is Senior Debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis) requiring total net debt (calculated as a ratio to pro forma EBITDA) not to exceed 4.00 to 1.00. In addition, the Company must ensure that the guarantors represent a certain percentage of adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2013, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

The Senior Secured Notes due 2020 Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	incur debt;

•	enter into certain transactions with, or for the benefit of, an affiliate;

•	create or incur certain liens;

•	incur changes in control;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorized by the Indenture;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Notes;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	designate unrestricted subsidiaries;

•	effect mergers, consolidations or sale of assets; and

•	guarantee certain debt.

The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 and a consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) not to exceed 4.00.

The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 2013, the Company was in compliance with all covenants in the Indenture.

The Company remained in full compliance with its Senior Secured Notes covenants and Revolving Facility Agreement covenants. As of December 31, 2013, the leverage ratio (calculated as ratio of total net debt to pro forma EBITDA) and the consolidated senior leverage ratio (calculated as a ratio of outstanding net Senior Debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) were 2.51 compared to the maximum allowable threshold of 4.00. The Company’s consolidated fixed charge coverage ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) was 5.40 as of December 31, 2013, compared to a required ratio of greater than 2.00.

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following repayment schedule:

	2013	2012	2011
	(€’000)
Gross lease liabilities:
Within one year	1,726	1,659	236
Between 1 and 5 years	7,492	7,215	132
More than 5 years	21,443	23,442	—

	30,661	32,316	368
Future interest payments	(10,141)	(11,955)	(31)

Present value of minimum lease payments	20,520	20,361	337

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will come into effect in 2019. As a result of this modification, in accordance with IAS17, as of December 20, 2012, the lease, which was previously reported as an operating lease is treated as a financial lease. The carrying amount of the land amounts to €20,832,000.

Other loans

The Group has a loan facility with the landlord of one of its unused data center sites in Germany to allow the Group to invest in improvements to the building to meet the requirements of sub-lessees. The non-current loan bears interest at 6% per annum and is repayable at the end of the lease term. As at December 31, 2013, the balance of the landlord loan was €1,605,000 (2012 and 2011: €1,605,000).

In 2010, the Group entered into a supplier loan amounting to approximately €800,000, which bears an interest at 7%. The loan was fully repaid as at December 31, 2013 (2012: nil and 2011: €568,000).

20	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2013	2012	2011
	(€’000)
Trade receivables	58,405	51,119	43,350
Rental and other supplier deposits	2,093	2,254	2,536
Cash and cash equivalents	45,690	68,692	142,669

	106,188	122,065	188,555

The Group seeks to minimize the risk related to cash and cash equivalents by holding cash as widely as possible across multiple bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

The credit exposure on the trade receivables is limited by the deferred revenue balance of €49,155,000 as presented in Note 17 (2012: €46,530,000 and 2011: €42,911,000).

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2013	2012	2011
	(€’000)
UK, France, Germany and The Netherlands	44,025	36,960	31,336
Rest of Europe	14,380	14,159	12,014

	58,405	51,119	43,350

The Group’s most significant customer, serviced from multiple locations under multiple service contracts, accounts for less than 10% of the trade receivables carrying amount as at December 31, 2013, as at December 31, 2012 and as at December 31, 2011.

The aging of trade receivables as at the reporting date was:

	2013		2012		2011
	Gross	Allowance	Gross	Allowance	Gross	Allowance
	(€’000)
Not past due	50,061	—	42,184	—	36,533	—
Past due 1–30 days	4,312	—	5,369	—	3,549	—
Past due 31–120 days	3,540	—	2,913	39	3,009	35
Past due 121 days–1 year	361	—	763	108	609	358
More than 1 year	370	239	219	182	267	224

	58,644	239	51,448	329	43,967	617

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2013	2012	2011
	(€’000)
Balance as at January 1,	329	617	480
Impairment loss recognized	156	372	281
Write-offs	(246)	(660)	(144)

Balance as at December 31,	239	329	617

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2013

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	317,610	462,150	20,150	78,000	364,000
Finance lease liabilities	20,520	30,661	1,726	7,492	21,443
Mortgages	24,257	29,148	2,552	19,398	7,198
Other loans	1,605	1,822	96	1,726	—
Trade and other payables(1)	80,225	80,225	80,225	—	—

	444,217	604,006	104,749	106,616	392,641

December 31, 2012

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	256,268	371,150	24,700	346,450	—
Finance lease liabilities	20,361	32,316	1,659	7,215	23,442
Mortgages	9,903	11,327	938	10,389	—
Other loans	1,605	1,918	96	1,822	—
Trade and other payables(1)	88,517	88,517	88,517	—	—

	376,654	505,228	115,910	365,876	23,442

December 31, 2011

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	255,560	395,850	24,700	98,800	272,350
Finance lease liabilities	337	368	263	105	—
Other loans	2,173	2,623	729	1,894	—
Trade and other payables(1)	89,529	89,529	89,529	—	—

	347,599	488,370	115,221	100,799	272,350

Notes:—

(1)	Excludes deferred revenues and rental holidays.

Market risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2013	2012	2011	2013	2012	2011
Euro
GBP 1	1.179	1.233	1.152	1.198	1.222	1.193
CHF 1	0.813	0.830	0.812	0.816	0.828	0.822
DKK 1	0.134	0.134	0.134	0.134	0.134	0.135
SEK 1	0.116	0.115	0.111	0.113	0.116	0.112

Sensitivity analysis

A 10% strengthening of the euro against the following currencies at December 31 would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remained constant and was performed on the same basis for 2012 and 2011.

	Equity	Profit or loss
	(€’000)
December 31, 2013
GBP	(1,337)	(420)
CHF	(4,015)	4
DKK	(1,587)	(148)
SEK	(345)	32
December 31, 2012
GBP	(849)	(622)
CHF	(1,192)	146
DKK	(1,434)	(149)
SEK	(390)	43
December 31, 2011
GBP	(219)	(561)
CHF	(1,321)	71
DKK	(1,279)	(149)
SEK	(416)	(384)

A 10% weakening of the euro against the above currencies at December 31 would have had the equal, but opposite, effect on the above currencies to the amounts shown above, on the basis that all other variables remained constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2013	2012	2011
	(€’000)
Fixed-rate instrument
Senior Secured Notes	317,610	256,268	255,560
Finance lease liabilities	20,520	20,361	337
Mortgages	6,801	—	—
Other loans	1,605	1,605	2,173

	346,536	278,234	258,070
Variable-rate instruments
Mortgages	17,456	9,903	—

	363,992	288,137	258,070

The mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl have variable interest rates based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed by using cash flow hedges for 75% of the principal outstanding amount for a period of ten years, which has been reflected in the table above.

Cash flow sensitivity analysis for fixed-rate instruments

The Group does not account for any fixed-rate financial assets and liabilities at fair value through profit and loss, and does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the end of the reporting period would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remained constant. For 2011 there were no variable rate instruments.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
December 31, 2013
Variable rate instruments	(152)	152	(51)	51

December 31, 2012
Variable rate instruments	(40)	40	—	—

Fair values and hierarchy

Fair values versus carrying amounts

As of December 31, 2013, the market price of the €325 million 6.00% Senior Secured Notes due 2020 was 106.51 (December 31, 2012: not applicable). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €346 million (December 31, 2012: not applicable) compared with its nominal value of €325 million.

As of December 31, 2013, the fair value of the PAR7 finance lease liability would have been €23.4 million compared with its carrying amount of €20.5 million.

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair value hierarchy

As at December 31, 2013, there are no liabilities related to financial instruments which are carried at fair value. The company uses three levels of valuation method as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At December 31, 2013, the Group had a financial asset carried at fair value, its investment in Istream Planet Inc., and a cash flow hedge to hedge the interest rate risk of a mortgage. In 2011, the Group had no financial instruments carried at fair value.

December 31, 2013	Level 1	Level 2	Level 3
Cash flow hedge	—	90	—
Financial asset	—	—	774

December 31, 2012	Level 1	Level 2	Level 3
Financial asset	—	—	774

No significant changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models.

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital.

The Group’s net debt to equity ratio at the reporting date was as follows:

	2013	2012	2011
	(€’000)
Net debt
Total liabilities	522,873	443,650	413,720
Less: cash	(45,690)	(68,692)	(142,669)

	477,183	374,958	271,051
Equity
Total equity	387,902	375,574	330,561

Net debt to equity ratio	1.23	1.00	0.82

21	Share-based payments

Summary of outstanding options and restricted shares

Share options to acquire a fixed number of shares are granted to employees and others based on a number of factors. The exercise price is fixed at the date of the grant. The numbers of options listed below are post the reverse stock split 5:1, which was effected on completion of the initial public offering on January 28, 2011.

The terms and conditions of the grants, post reverse stock split, under the 2008 Option Plan with a euro exercise price, were as follows:

Grant date	Employees entitled	Exercise price in €	Options granted outstanding	Options granted outstanding, vested
		(in thousands)
2009	Key management	5.00	20	20
2010	Key management	5.00	10	8
	Senior employees	5.00-7.50	82	64

	Total share options		112	92

The terms and conditions of the grants, post reverse stock split, under the 2011 and 2013 Option Plans with an USD exercise price, were as follows:

Grant date	Employees entitled	Exercise price in $	Outstanding	Exercisable
		(in thousands)
2011	Key management (Executive Director)	14.74	600	600
	Non-executive Directors	13.00-14.74	30	20
	Senior employees	10.00-14.65	472	216
2012	Key management	10.00-11.50	180	38
	Non-executive Directors	13.92	15	5
	Senior employees	10.00-22.64	248	78
2013	Key management	10.00	20	—
	Non-executive Directors	18.01	15	15
	Senior employees	10.00-22.50	212	—

	Total share options		1,792	972

Share options granted before the year 2012, under the 2008 Option Plan, vest over four years and can be exercised up to five years after the date of grant. Share options granted in the years 2011, 2012 and 2013, under the 2011 and 2013 Option Plans generally, vest over four years and can be exercised up to eight years after the date of grant. The options granted in 2011 to the Company’s Executive Director, Non-executive Directors and certain employees as well as the options granted in 2012 to the Non-executive Directors have an accelerated vesting term.

The General Meeting of Shareholders held on June 26, 2013 approved the award to each Non-executive Director of restricted shares equivalent to a value of €40,000 under the terms and conditions of the Company’s 2013 International Equity Based Incentive Plan (the “2013 Option Plan”) and containing the following key terms:

•	the number of restricted shares will be set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of this Annual General Meeting;

•	all of these restricted shares will vest on the day of the next Annual General Meeting subject to the Non-executive Director having served for the entire period;

•	the restricted shares will be locked up (be non-exercisable) for a period that will end three years from the date of award or on the date the Non-executive Director ceases to be a director of the Company, whichever is sooner;

•	on change of control, these restricted shares will vest immediately and any lock provisions will expire.

In total 12,282 restricted shares were granted to the Non-executive Directors (2,047 restricted shares each). All restricted shares outstanding were granted at a share price of $25.41 and with an exercise price of nil. As at December 31, 2013, the restricted shares were not vested.

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2013	2012	2011	2013	2012	2011
Outstanding at January 1,	4.98	3.94	2.91	597	2,554	4,733
Granted	—	—	—	—	—	—
Exercised	4.79	3.61	1.61	(458)	(1,939)	(2,156)
Expired	—	—	—	—	—	—
Forfeited	6.12	5.22	5.76	(27)	(18)	(23)

Outstanding –December 31,	5.46	4.98	3.94	112	597	2,554
Exercisable – December 31,	5.36	4.76	3.72	92	456	2,231

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2011 and 2013 Option Plans, excluding the 12,282 restricted shares, with US dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2013	2012	2011	2013	2012	2011
Outstanding at January 1,	13.64	13.65	—	1,818	1,336	—
Granted	16.75	13.43	13.65	247	609	1,336
Exercised	13.11	12.76	—	(232)	(92)	—
Expired	—	—	—	—	—	—
Forfeited	13.86	13.00	—	(41)	(35)	—

Outstanding – December 31,	14.13	13.64	13.65	1,792	1,818	1,336
Exercisable –December 31,	14.05	14.01	14.41	972	666	247

The options and restricted shares outstanding at December 31, 2013 have a weighted average remaining contractual life of 5.7 years (2012: 5.5 years and 2011: 3.2 years).

Employee expenses

In 2013, the Company recorded employee expenses of €4,149,000 related to share-based payments (2012: €5,488,000 and 2011: €2,736,000). The 2013 share-based payments related expenses include an amount of €559,000 related to taxes and social security charges (2012: €2,078,000 and 2011: nil).

The weighted average fair value at grant date of options and restricted shares granted during the period was determined using the Black-Scholes valuation model. At the grant of options the following inputs were used:

	2013	2012	2011
Share price in € at grant date (post reverse stock split)	17.94-20.72	10.65-16.47	8.02-9.71
Exercise price in € (post reverse stock split)	7.65-16.94	7.71-17.45	9.01-10.95
Dividend yield	0%	0%	0%
Expected volatility	40%	40%	40%
Risk-free interest rate	0.7%-0.8%	0.7%-2.0%	2.0%
Expected life weighted average	5.1 years	5.1 years	5.1 years

The significant inputs into the model were:

•	expected volatility is based on a combination of the performance of the Company and, given the relatively short period that the shares of the Company are traded publicly, other companies that are considered to be comparable to the Group;

•	the risk-free interest rate based on the yield on zero coupon bonds issued by the European Central Bank for European Union government debt rates with a maturity similar to the expected life of the options;

•	dividend yield is considered to be nil;

•	expected life is considered to be equal to the average of the share option exercise and vesting periods.

22	Financial commitments

Operating lease commitments

At December 31, the Group has future minimum commitments for operating leases with terms in excess of one year as follows:

	2013	2012	2011
	(€’000)
Within 1 year	31,793	28,755	25,529
Between 1 and 5 years	122,087	118,418	102,741
After 5 years	218,161	223,635	167,428

	372,041	370,808	295,698

As at December 31, 2013, of the operating leases an amount of €8,319,000 (2012: €11,557,000 and 2011: €13,668,000) related to the lease contracts, which were provided for as part of the provision for onerous lease contracts.

Of the total operating leases, as at December 31, 2013, an amount of €75,188,000 (2012: €76,188,000 and 2011: nil) is cancellable until January 1, 2016.

The total gross operating lease expense for the year 2013 was €24,700,000 (2012: €22,900,000 and 2011: €22,000,000).

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least one year and generally between three and five years resulting in future committed revenues from customers. At December 31, the Group had contracts with customers for future committed revenues receivable as follows:

	2013	2012	20111) as adjusted
	(€’000)
Within 1 year	219,300	204,164	174,263
Between 1 and 5 years	301,600	240,951	207,549
After 5 years	101,800	105,069	104,236

	622,700	550,184	486,048

1)	The future committed revenue receivables for the year ended December 31, 2011 have been adjusted compared with the amounts previously reported. If at the end of the reporting date, we have not received a termination notice within the notice period for the contracts with an automatic renewal clause, the Company has assumed that the customers will use and commit to our services for an extended term. This has increased the 2011 total future committed future revenue receivable by €41.0 million from €445.0 million.

Commitments to purchase power

Where possible, for its own use, the Group seeks to purchase power on fixed-price term agreements with local power supply companies in the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of power at fixed prices. At December 31, the Group had entered into non-cancellable power purchase commitments as follows:

	2013	2012	2011
	(€’000)
Within 1 year	25,900	21,600	15,800
Between 1 and 5 years	32,100	11,600	—

	58,000	33,200	15,800

23	Capital commitments

At December 31, 2013, the Group had outstanding capital commitments totalling €83,800,000 (2012: €17,900,000 and 2011: €102,000,000). These commitments are expected to be settled in the following financial year. The increase results from the timing of expansion projects.

24	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to €5,175,000 (2012: €6,456,000 and 2011: €6,350,000) and other guarantees amounting to €53,000 (2012: €211,000 and 2011: €1,027,000).

Site restoration costs

As at December 31, 2013, the estimated discounted cost and recognized provision relating to the restoration of data center leasehold premises was €1,177,000 (2012: €716,000 and 2011: €701,000).

In accordance with the Group’s accounting policy site restoration costs have only been provided in the financial statements in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As at December 31, 2013, the Group estimated the possible liability to range from nil to €21,100,000 (2012: nil to €19,600,000 and 2011: nil to €17,000,000).

25	Related-party transactions

There are no material transactions with related parties, other than as disclosed below, and all transactions are conducted at arm’s length.

Shareholders Agreement

On completion of the IPO, the Company entered into a shareholders agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of Interxion’s outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of the Board of Directors, including the right to nominate the Chairman of our Board of Directors.

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

In addition, for so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of the outstanding ordinary shares, Baker Capital will have the right, but not the obligation, to nominate the Chairman of our Board.

So long as Baker Capital or its affiliates continue to be the owner of shares representing more than 15% of the outstanding ordinary shares, at least one of Baker Capital’s Director nominees shall be appointed to each of our standing committees, provided that such Baker Capital nominees shall meet any independence or other requirements of the applicable listing standards.

In a letter dated February 26, 2014, Lamont Finance, N.V. and Baker Communications Fund II, L.P., the private equity funds affiliated with Baker Capital (collectively “Baker”), notified the board of directors of the Company that, pursuant to the shareholders’ agreement, they intend to designate two additional individuals to be elected at the Company’s 2014 Annual General Meeting, each of whom must meet the standards for independence under the requirements of the NYSE. The letter further states. “Baker believes all stakeholders would benefit from a newly constituted Board that is focused on enhancing corporate governance and is open to all avenues for creating and maximizing shareholder value.” As of the date of this report, the Company has not received the names of any additional nominees from Baker.

As at March 1, 2014, private equity investment funds affiliated with Baker Capital indirectly own 30%, on a fully diluted basis, of Interxion’s equity.

Key management compensation

The total compensation of key management was as follows:

	2013	2012	2011
	(€’000)
Short-term employee benefits (salaries and bonuses)	2,376	2,510	3,406
Post-employment benefits	60	60	44
Share-based payments	1,299	1,219	1,263
Crisis wage tax	125	1,565	—
Termination benefits	53	—	115

	3,913	5,354	4,828

Key management’s share-based payment compensation is disclosed in Note 21.

In 2013 and 2012, the Dutch Government imposed a crisis wage tax payable by employers over the total compensation including the benefit from options exercised. The crisis wage tax payable over key management compensation including the benefit from options exercised is presented as “Crisis wage tax” in the table above.

France IX loan

Interxion France is a member and co-founder of the France IX association, founded in 2010, the mission of which is to reinforce Paris as a global peering point by developing a panel of services that meets the various, and current, needs of the market, and by gathering together French and foreign ISPs and Internet services, and content providers. In 2011, Interxion France incurred costs which were recharged to France IX association, receipt of which has been formalized in a loan agreement, of which €427,000 was outstanding as at December 31, 2013 (2012: €620,000). The receivable is presented as an other non-current asset for €230,000 and the remainder is presented as a current asset.

In November 2013, an additional short term loan of €100,000 was granted which was fully repaid as per March 1, 2014. This loan is presented as a current asset.

26	Events subsequent to the balance sheet date

Subsequent to the year ended December 31, 2013, as at April 8, 2014, we have drawn €30.0 million under our €100.0 million Revolving Facility to fund our data center expansions.

On April 1, 2014, the Group completed a €9.2 million financing. The facility is secured by a mortgage on the data center property in Zaventem (Belgium), acquired by Interxion Real Estate IX N.V. on January 9, 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility with a maturity of fifteen years has a variable interest rate based on EURIBOR plus 200 basis points. The principal is to be repaid in 59 quarterly installments of €153,330 of which the first quarterly installment is due on July 31, 2014, and a final repayment of €153,530 on April 30, 2029.