Form 20-F
period 2014-12-31
InterXion Holding N.V.
filed 2015-04-28
CIK 1500866

As filed with the Securities and Exchange Commission on April 28, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

69,317,029 ordinary shares

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

EBITDA and Adjusted EBITDA

In this annual report we refer to our EBITDA and Adjusted EBITDA. We define EBITDA as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. For a reconciliation of EBITDA and Adjusted EBITDA to Operating profit/(loss) and Profit for the year attributable to shareholders, see “Operating and Financial Review and Prospects—EBITDA and Adjusted EBITDA.” EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

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

Solely for convenience, this annual report contains translation of certain euro amounts into U.S. dollars based on the noon buying rate of €1.00 to U.S. $ 1.2101 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2014. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information.”

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

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to all statements other than statements of historical fact regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; financing plans; and our proposed business combination with TelecityGroup plc (“TelecityGroup”). The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

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

These risks and others described under “Risk Factors” are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. We urge you to read the sections of this annual report entitled Item 3 “Key Information–“Risk Factors,” Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition and as a result of these risks and uncertainties, there can be no assurance that our previously disclosed proposed business combination will be completed in a timely manner, or at all.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

For the identity of Directors and Senior Management reference is made to “Item 6: Directors, Senior Management and Employees.” Identification of Advisors is not applicable for this Form 20-F.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The following selected financial data as of and for the years ended December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2011 and December 31, 2010 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements included in this annual report have been prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board and have been audited by KPMG Accountants N.V., an independent registered public accounting firm.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

	Year ended December 31,	Year ended December 31,
	2014(1)	2014	2013	2012	2011	2010
	(U.S. $’000, except per share amounts and number of shares in thousands)	(€’000, except per share amounts and number of shares in thousands)
Income statement data
Revenue	412,189	340,624	307,111	277,121	244,310	208,379
Cost of sales	(168,295)	(139,075)	(124,141)	(113,082)	(101,766)	(91,154)

Gross profit	243,894	201,549	182,970	164,039	142,544	117,225
Other income	328	271	341	463	487	425
Sales and marketing costs	(29,709)	(24,551)	(22,818)	(20,100)	(17,680)	(15,072)
General and administrative costs	(119,659)	(98,884)	(90,134)	(79,243)	(67,258)	(55,892)

Operating profit	94,854	78,385	70,359	65,159	58,093	46,686
Net finance expense	(33,733)	(27,876)	(57,453)	(17,746)	(22,784)	(29,444)

Profit before taxation	61,121	50,509	12,906	47,413	35,309	17,242
Income tax (expense) / income	(18,695)	(15,449)	(6,082)	(15,782)	(9,737)	(2,560)

Profit for the year attributable to shareholders	42,426	35,060	6,824	31,631	25,572	14,682

Basic earnings per share(2)	0.61	0.51	0.10	0.47	0.40	0.33

Diluted earnings per share(2)	0.61	0.50	0.10	0.46	0.39	0.31

Number of shares(2) (3)	69,317	69,317	68,867	68,176	66,129	44,354

Weighted average number of shares for Basic earnings per share(2) (4)	69,048	69,048	68,584	67,309	64,176	44,352

Weighted average number of shares for Diluted earnings per share(2) (4)	69,922	69,922	69,345	68,262	65,896	47,707

	Year ended December 31,	Year ended December 31,
	2014(1)	2014	2013	2012	2011	2010
	U.S. $’000, except per share amounts and number of shares in thousands)	(€’000, except per share amounts and number of shares in thousands)
Cash flow statement data
Net cash flows from operating activities	126,356	104,418	72,563	89,082	64,043	74,379
Net cash flows from investing activities	(263,714)	(217,927)	(143,381)	(179,105)	(161,011)	(100,164)
Net cash flows from financing activities	202,846	167,628	47,911	15,883	140,330	92,748
Capital expenditures including intangibles(5)	(261,717)	(216,277)	(143,381)	(178,331)	(161,956)	(100,394)

	Year ended December 31,	Year ended December 31,
	2014(1)	2014	2013	2012	2011	2010
	(U.S. $’000)	(€’000)
Balance sheet data
Trade and other current assets	148,131	122,412	96,703	74,854	67,874	55,672
Cash and cash equivalents(6)	120,917	99,923	45,690	68,692	142,669	99,115

Current assets	269,048	222,335	142,393	143,546	210,543	154,787
Non-current assets	1,150,523	950,768	768,382	675,678	533,738	391,975
Total assets	1,419,571	1,173,103	910,775	819,224	744,281	546,762

Current liabilities	212,610	175,697	140,125	134,109	133,799	112,375
Non-current liabilities	679,182	561,261	382,748	309,541	279,921	279,118

Total liabilities	891,792	736,958	522,873	443,650	413,720	391,493
Shareholders’ equity	527,779	436,145	387,902	375,574	330,561	155,269
Total liabilities and shareholders’ equity	1,419,571	1,173,103	910,775	819,224	744,281	546,762

Notes:

(1)	The “Income statement data,” “Cash flow statement data” and “Balance sheet data” as of and for the year ended December 31, 2014 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2014 for euros into U.S. dollars of €1.00 = U.S. $1.2101. See “Exchange Rate Information” for additional information.
(2)	“Basic earnings per share”, “Diluted earnings per share” and “Number of shares” have been adjusted to reflect the five-to-one reverse stock split, which occurred in conjunction with our initial public offering in January 2011.
(3)	“Number of shares” is in thousands as of the end of the year.
(4)	“Weighted average number of shares for Basic earnings per share” and “Weighted average number of shares for Diluted earnings per share” are in thousands.
(5)	Capital expenditures including intangible assets, represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.
(6)	Cash and cash equivalents includes €5.3 million, €4.1 million, €5.0 million, €4.8 million and €4.2 million as of December 31, 2014, December 31, 2013, December 31, 2012, December 31, 2011 and December 31, 2010, respectively, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

Exchange Rate Information

We publish our financial statements in euro. The conversion of euro into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rates of euro into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euro to U.S. dollars and from U.S. dollars to euro in this annual report were made at a rate of €1.00 to U.S. $ 1.2101, the noon buying rate in effect as of December 31, 2014. We make no representation that any euro or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between the euro and the U.S. dollar for the periods indicated.

	Low	High
	(U.S. $ per €1.00)
Month:
September 2014	1.2628	1.3136
October 2014	1.2517	1.2812
November 2014	1.2394	1.2554
December 2014	1.2101	1.2504
January 2015	1.1279	1.2015
February 2015	1.1197	1.1462
March 2015	1.0524	1.1212
April 2015 (through April 17, 2015)	1.0582	1.1008

Average for Period(1)
(U.S. $ per €1.00)
Year ended December 31,:
2010	1.3211
2011	1.4002
2012	1.2909
2013	1.3303
2014	1.3210

Source: Federal Reserve Bank of New York

Note:

(1)	Annual averages are calculated from month-end exchange rates by using the average of the exchange rates on the last day of each month during the year.

On April 17, 2015, the noon buying rate was €1.00 to U.S. $1.0780.

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

Risks Related to our Business

Our operations may suffer from the effects of (i) business uncertainties resulting from the announcement of the proposed transaction with TelecityGroup plc, (ii) contractual restrictions on our activities during the period in which we are subject to the terms of the Implementation Agreement (as defined below), and (iii) costs associated with the proposed transaction.

On March 9, 2015, we entered into an implementation agreement and plan of reorganization (the “Implementation Agreement”) with TelecityGroup plc (“TelecityGroup”) to effect an all-share merger of Interxion by TelecityGroup. The Implementation Agreement outlines the offer by TelecityGroup to acquire our shares at a rate of 2.3386 TelecityGroup shares per Interxion Holding N.V. share. The Implementation Agreement details, among other things, the mechanics of TelecityGroup’s offer and the respective offer period, certain conditions to the proposed transaction (including relevant regulatory approvals) and other obligations of the parties. Uncertainty about the effect of the proposed transaction on our employees, customers, and other parties may have an adverse effect on our business. Such uncertainty may impair our ability to attract, retain, and motivate key personnel, including our executive leadership, and could cause customers, suppliers, financial counterparties, and others to seek to change existing business relationships with us. The Implementation Agreement restricts us from, among other things, making certain acquisitions and investments, from accessing the debt and equity capital markets, and from taking other specified actions until the proposed transaction occurs or the Implementation Agreement terminates. The restrictions may prevent us from pursuing otherwise attractive business opportunities and taking other actions with respect to our business that we may consider advantageous. We have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the proposed transaction, which may not be recoverable even if the transaction is not completed.

The market price for our shares has been volatile due to the announcement of the proposed transaction and may continue to be volatile until the transaction is consummated. If the proposed transaction does not close or the Implementation Agreement is terminated for some reason, the market price for our shares may drop.

We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason.

Our operating expenses primarily consist of personnel, power and property costs. Personnel and property costs cannot be easily reduced in the short term. Therefore, we are unlikely to be able to reduce significantly our expenses in response to a slowdown in demand for our services or any decrease in revenue. The terms of our leases with landlords for facilities that serve as data centers are typically for a minimum period of 10 to 15 years (excluding our extension options) and do not provide us with an early termination right, while our colocation contracts with customers are initially typically for only three to five years. As of December 31, 2014, 45% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Our personnel costs are fixed due to our contracts with our employees having set notice periods and local law limitations in relation to the termination of employment contracts. In respect of our power costs, there is a minimum level of power required to keep our data centers running irrespective of the number of customers using them so our power costs may exceed the amount of revenue derived from power. We could have higher than expected levels of unused capacity in our data centers if, among other things:

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

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2014 we invested €216.3 million in property, plant and equipment (€213.0 million) and intangible assets (€3.3 million). In the year ended December 31, 2013 we invested €143.4 million in property, plant and equipment (€140.3 million) and intangible assets (€3.1 million). Investments in property, plant and equipment includes expansion, upgrade, maintenance and general administrative IT equipment. Investments in intangible assets include power grid rights and software development.

We expect to continue to invest as we expand our data center footprint and increase our Equipped Space based on demand in our target markets. Our total annual investment in property, plant and equipment includes maintenance and replacement capital expenditures. Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that such expenses will be between 3% and 5% of total revenue in the long term. We hold title to the AMS3, AMS6, BRU1, CPH2, FRA8, MRS1, PAR3 and PAR5 properties, and we have exercised the options and agreed to purchase the PAR7 freehold land on which we own the PAR7 data center, and the AMS7 and VIE freehold land and properties. As of December 31, 2014, the AMS7, PAR7 and VIE land and properties are reported as financial leases. In January 2015, we completed the acquisition of the VIE properties, and terminated the VIE financial lease. The VIE properties will continue to be reported as assets in future periods. The PAR7 and AMS7 properties are currently reported as financial leases, and they will be reported as such until the acquisitions complete. We also lease space for data centers and typically begin construction before entering into contractual agreements with customers to utilize the capacity of our data centers under construction. In some cases, we enter into lease agreements for data centers or begin expansions at our existing data centers without any pre-existing customer commitments to use the additional space that will be created. If we open a new data center or complete an expansion at an existing data center, we will be required to pay substantial up-front and ongoing costs associated with that data center, including leasehold improvements, basic overhead costs and rental payments regardless of whether or not we have any agreements with customers to fill the space.

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

We hold title to the AMS3, AMS6, BRU1, CPH2, FRA8, MRS1, PAR3 and PAR5 properties, and we have exercised the options and agreed to purchase the PAR7 freehold land on which we own the PAR7 data center, and the AMS7 and VIE freehold land and properties. As of December 31, 2014, the AMS7, PAR7 and VIE properties are reported as financial leases. In January 2015, we completed the acquisition of the VIE properties, and terminated the VIE financial lease. The VIE properties will continue to be reported as assets in future periods. The PAR7 and AMS7 properties are currently reported as financial leases, and they will be reported as such until the acquisitions complete. For the leased properties on which our data centers are located, we generally enter into leases for initial minimum periods of 10 to 15 years (excluding renewal options). Including renewal options, the lease properties are generally secured for terms of 20 to 25 years. The majority of our leases are subject to an annual inflation-linked increase in rent and, on renewal (or earlier in some cases), the rent we pay may be reset to the current market rate. There is, therefore, a risk that there will be significant rent increases when the rent is reviewed. Our leases in France, Ireland and the United Kingdom do not contain contractual options to renew or extend those leases, and we have used or may in the future use such options in other leases. With respect to our operating leases in France, certain landlords may terminate our operating leases following the expiration of the original lease period (being 12 years from the commencement date), and the other leases in France may be terminated by the landlords at the end of each three year period upon giving six months prior notice in the event the landlord wishes to carry out construction works to the building. The non-renewal of leases for our existing data center locations, or the renewal of such leases on less favorable terms, is a potentially significant risk to our ongoing operations. We would incur significant costs if we were forced to vacate one of our data centers due to the high costs of relocating our own and our customers’ equipment, installing the necessary infrastructure in a new data center and, as required by most of our leases, reinstating the vacated data center to its original state. In addition, if we were forced to vacate a data center, we could lose customers that chose our services based on location. If we fail to renew any of our leases, or the renewal of any of our leases is on less favorable terms and we fail to increase revenues sufficiently to offset the higher rental costs, this could have a material adverse effect on our business, financial condition and results of operations.

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

We may incur non-cash impairment charges to our assets, in particular to our property, plant and equipment, which could result in a reduction to our earnings.

In accordance with IFRS, we periodically monitor the remaining net book values of our investments, intangible assets and our property, plant and equipment (based on cash generating units) for indications of a material change in balance sheet carrying value, particularly indications of any impairments. It is possible that one or more data centers could begin to under-perform relative to our expectations due to changes in customer requirements or regulatory changes affecting the efficient operation of the data center which may then also result in a non-cash impairment charge. In addition, capitalized data center development costs may also be subject to impairment due to events or changes in circumstances, such as changing market conditions or any changes in key assumptions, which result in delaying or terminating a data center development project giving rise to a non-cash impairment charge.

We face significant competition and we may not be able to compete successfully against current and future competitors.

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud-neutral colocation data center service providers, such as Equinix, TelecityGroup (until the proposed transaction is consummated) and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

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

The majority of our initial customer contracts are entered into on a fixed term basis for periods from three to five years, which, unless terminated in advance, are automatically renewed for subsequent one-year periods. Please see Item 4 “Information on the Company—Customer Contracts.” As of December 31, 2014, 45% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Consequently, a large part of our customer base could either terminate their contracts with us at relatively short notice, or seek to re-negotiate the pricing of such contracts downwards, which, if either were to occur, would have a material adverse effect on our business, financial condition and results of operations.

Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

As of December 31, 2014, we had €23.0 million of recognized net deferred tax assets and €0.8 million of unrecognized net deferred tax assets. We cannot assure you that we will generate sufficient profit in the relevant jurisdictions to utilize these deferred tax assets fully or that the tax loss availability will not expire before we have been able to fully utilize them. In addition, applicable law could change in one or more jurisdictions in which we have deferred tax assets, rendering such assets unusable. Either such event would cause us to pay taxes in greater amounts than would otherwise occur, which may have a material adverse effect on our results of operations.

Our operating results have fluctuated in the past and may fluctuate in the future, which may make it difficult to evaluate our business and prospects.

Our operating results have fluctuated in the past and may continue to fluctuate in the future, due to a variety of factors, which include:

•	the announcement of our proposed transaction with TelecityGroup, and news regarding developments prior to the consummation of the transaction, including news regarding regulatory approval of the transaction, completion of the transaction or termination of the Implementation Agreement and more broadly, the proposed transaction;

•	demand for our services;

•	competition from other data center operators;

•	the cost and availability of power;

•	the introduction of new services by us and/or our competitors;

•	data center expansion by us and/or our competitors;

•	changes in our pricing policies and those of our competitors;

•	a change in our customer retention rates;

•	economic conditions affecting the Internet, telecommunications and e-commerce industries; and

•	changes in general economic conditions.

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

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition. Disruptions at one or more of our data centers, whether or not within our control, could result in service interruptions or significant equipment damage, leading to significant costs and revenue reductions. Please see “—Risks Related to our Industry—Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.”

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

Our reporting currency for purposes of our financial statements is the euro. We also, however, earn revenues and incur operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner, Swedish kronor and US dollars. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage the risk of our foreign currency exposure.

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

We have evaluated, and expect to continue to evaluate, potential strategic combinations (including the proposed transaction with TelecityGroup) and acquisitions and other transactions. We may enter into transactions like these at any time, or discussions concerning such transactions, which may include combinations with other companies or businesses, acquisitions of us by third parties, including potential strategic and financial acquirers and acquisitions by us of businesses, products, services or technologies that we believe to be complementary. These potential transactions, including the proposed transaction with TelecityGroup, expose us to several potential risks, including:

•	the possible disruption of our ongoing business and diversion of management’s attention by acquisition, transition and integration activities and/or entering into discussions that do not result in a transaction;

•	our potential inability to successfully pursue or realize some or all of the anticipated revenue opportunities associated with an acquisition or investment;

•	the possibility that we may not be able to successfully integrate acquired businesses, or businesses in which we invest, or achieve anticipated operating efficiencies or cost savings;

•	the possibility that announced acquisitions or business combinations may not be completed, due to failure to satisfy the conditions to closing or for other reasons;

•	the dilution of our existing stockholders as a result of any such transaction that involves the issuance of stock;

•	the possibility of customer dissatisfaction if we are unable to achieve levels of quality and stability on par with past practices or with respect to any business combination with a new party;

•	the possibility that additional capital expenditures may be required or that transaction expenses associated with acquisitions may be higher than anticipated;

•	the possibility that required financing to fund the requirements of a transaction may not be available on acceptable terms or at all;

•	the possibility that governmental approvals under antitrust and competition laws required to complete a transaction may not be obtained on a timely basis or at all, which could, among other things, delay or prevent the completion of a transaction, or limit the ability to realize the expected financial or strategic benefits of a transaction or have other adverse effects on our current business and operations;

•	the possibility of loss or reduction in value of acquired businesses;

•	the possibility that carriers may find it cost-prohibitive or impractical to bring fiber and networks into a new data center;

•	the possibility of litigation or other claims in connection with or as a result of a transaction including claims from terminated employees, customers, former or current stockholders or other third parties;

•	the possibility of pre-existing undisclosed liabilities, including but not limited to lease or landlord related liability, environmental or asbestos liability, for which insurance coverage may be insufficient or unavailable; and

•	the possibility there will not be sufficient customer demand to realize expected returns on these transactions.

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

We rely heavily on our information technology and back office systems to conduct our business, including for purposes of providing customer fee quotes and maintaining accurate customer service and billings records. Commencing in 2012, we began a significant project to overhaul our back office systems that support the customer experience, from initial quote to customer billing, including those used to generate and provide fee quotes to existing and potential customers. Our operating companies migrated their respective systems to our new contract lifecycle management system. The upgrade of our back office systems is ongoing and we expect the upgrade process to continue through 2015.

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

Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations

We have a significant amount of debt and may incur additional debt to support our growth. As of December 31, 2014, our total indebtedness was approximately €561.6 million, our stockholders’ equity was €436.1 million and our cash and cash equivalents totaled €99.9 million. Our substantial amount of debt could have important consequences. For example, it could:

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

We cannot assure you that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including our outstanding €475.0 million 6.00% Senior Secured Notes (the “Senior Secured Notes”), or to fund our other liquidity needs. See Item 5 “Operating and Financial Review and Prospects.”

If our future cash flows from operations and other capital resources (including borrowings under our €100.0 million revolving facility (the “Revolving Facility”) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

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

We may need to refinance our outstanding debt

We may need to refinance a portion of our outstanding debt as it matures, such as mortgages with quarterly repayment schedules, our PAR7 finance lease obligation due in 2019 and the Senior Secured Notes. We may also need to finance the repurchase of all or a portion of the Senior Secured Notes upon the occurrence of a change of control (as defined in the indenture for the Senior Secured Notes) in connection with the proposed transaction with TelecityGroup. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could materially adversely affect our financial condition, cash flows and results of operations

If we increase our indebtedness by borrowing under the Revolving Facility or incur other new indebtedness, the risks described above would increase.

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

Our Revolving Facility and the Indenture (as defined below) governing the Senior Secured Notes contain covenants which impose significant restrictions on the way we and our subsidiaries operate, including but not limited to, restrictions on the ability to:

•	create certain liens;

•	incur debt and/or guarantees;

•	enter into transactions other than on arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorized by the agreement governing the Revolving Facility (the “Revolving Facility Agreement”);

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Senior Secured Notes;

•	enter into any sale and leaseback transactions;

•	make certain investments or other types of restricted payments;

•	substantially change the nature of the Company’s or the Group’s business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

Our Revolving Facility also requires us to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis) requiring total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.00 to 1.00. In addition, the Company must ensure, under the Revolving Facility Agreement, that the guarantors represent a certain percentage of adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under our Revolving Facility, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances or to the extent we pay such debts, we may not have sufficient cash to fund our working capital expenditure needs.

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

We and the industry in which we operate are subject to environmental and health and safety laws and regulations and may be subject to more stringent efficiency, environmental and health and safety laws and regulations in the future, including with respect to energy consumption and greenhouse gas emissions.

We are subject to various environmental and health and safety laws and regulations, including those relating to the generation, storage, handling and disposal of hazardous substances and technological equipment, the maintenance of warehouse facilities and the generation and use of electricity. Certain of these laws and regulations are capable of imposing liability for the entire cost of the investigation and remediation of contaminated sites or buildings containing hazardous materials such as asbestos, without regard to fault or the lawfulness of the activity causing the contamination, on current and former owners and occupiers of real property and persons who have disposed of or released hazardous substances at any location. Compliance with these laws and regulations could impose substantial ongoing compliance costs and operating restrictions on us.

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

In addition, due to our high levels of energy consumption, we may incur substantial costs purchasing allowances under the CRC Energy Efficiency Scheme and/or in connection with upgrading our data centers to improve the energy efficiency of our operations. This could have an adverse effect on our business, financial condition and results of operations.

Non-compliance with, or liabilities under, existing or future environmental or health and safety laws and regulations, including failure to hold requisite permits, or the adoption of more stringent requirements in the future, could result in fines, penalties, third-party claims and other costs that could have a material adverse effect on us.

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example, seeking to reduce the power consumption of companies and fees or levies related thereto.

Changes in Dutch or foreign tax laws and regulations, or interpretations thereof may adversely affect our financial position.

We are a Dutch company with European subsidiaries and are subject to income tax in The Netherlands and foreign income tax in the countries we conduct operations, including The Netherlands, France, Germany and the UK. Significant judgment is required in determining our worldwide tax liabilities and obligations. Although we believe that we have adequately assessed and accounted for our potential tax liabilities, and that our tax estimates including our transfer pricing estimates are reasonable, there can be no certainty that additional taxes will not be due upon an audit of our tax returns or as a result of changes to applicable tax laws and interpretations thereof. In addition, several of the governments in which we conduct operations, including The Netherlands, France, Germany and the UK, are actively considering changes to their respective taxation regimes, which may impact the recognition and taxation of worldwide income. The nature and timing of any amendments to tax laws of the jurisdictions in which we operate and the impact on our future tax liabilities cannot be predicted with any certainty, however any such amendments or changes could materially and adversely impact our results of operations and financial position including cash flows. In the years ended December 31, 2013 and 2012, we were adversely impacted by a ‘one-time’ crisis wage tax in The Netherlands. This tax was introduced as a one-time crisis wage tax, however, we were subject to this tax again in the year ended December 31, 2013. In the year ended December 31, 2014, this crisis wage tax was no longer collected by the Dutch government.

Laws and government regulations governing the licenses or permits we need across the European countries in which we operate may change, which can adversely affect our business.

We operate data centers and other facilities in 11 countries and as a result of our international operations, we are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. General economic, political, or social conditions in the countries in which we operate could have an adverse effect on our revenues from operations in those countries. In addition, we may be unable to obtain, renew or retain licenses or permits for our operations, data centers and other facilities for legal, environmental or regulatory reasons.

In February 2015, we received notification from local Madrid municipal authorities that we lack certain required certificates of data center occupation and operation at our data centers in Madrid (MAD 1 and MAD 2). We have obtained the certificates for the MAD 1 data center, and we have made good progress obtaining these certificates for the MAD 2 data center. Although we expect to obtain these certificates in due course, there can be no assurance that we will obtain the requisite certificates in a timely fashion, which could result in the temporary cessation of our operations at our MAD 2 data center.

Risks Related to Our Ordinary Shares

The market price for our ordinary shares may continue to be volatile.

From January 1, 2014 to December 31, 2014, the closing sale price of our common stock on the New York Stock Exchange (the “NYSE”) ranged from $22.39 to $29.70 per share. The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

•	the announcement of our proposed transaction with TelecityGroup, and news regarding developments prior to the consummation of the transaction, including news regarding regulatory approval of the transaction, completion of the transaction or termination of the Implementation Agreement and more broadly, the proposed transaction;

•	announcements of new products and services by us or our competitors;

•	technological breakthroughs in the data center, networking or computing industries;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry;

•	changes in the general condition of the global economy and financial markets;

•	general market conditions or other developments affecting us or our industry;

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

•	cost and availability of power and cooling capacity;

•	cost and availability of additional space inventory either through lease or acquisition in our target markets;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	changes in demand for interconnection and colocation products and services in general or at our facilities in particular;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other data center companies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived sales of additional ordinary shares.

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

We have never declared or paid any dividends on our ordinary shares and currently do not plan to declare dividends on our ordinary shares in the foreseeable future. If we were to choose to declare dividends in the future, the payment of cash dividends on our shares is restricted under the terms of the agreements governing our indebtedness and the Implementation Agreement. In addition, because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our and our subsidiaries’ indebtedness. In that regard, our wholly-owned subsidiaries are limited in their ability to pay dividends or otherwise make distributions to us. Under Dutch law, we may only pay dividends out of profits as shown in our adopted statutory annual accounts. We will only be able to declare and pay dividends to the extent our equity exceeds the sum of the paid and called up portion of our ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law and our articles of association. Our board of directors will have the discretion to determine to what extent profits shall be retained by way of a reserve. Appropriation and distribution of dividends will be subject to the approval of our general meeting of shareholders. Our board of directors, in determining to what extent profits shall be retained by way of a reserve, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant.

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

As of March 31, 2015, private equity investment funds affiliated with Baker Capital indirectly owned 26.85% of our equity. Upon completion of our initial public offering, we entered into a shareholders agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our board of directors, including the right to nominate the chairman of our board of directors. As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. If the proposed transaction with TelecityGroup is consummated, the shareholders agreement with Baker Capital will terminate. Please see Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders Agreement with Baker Capital.”

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

We are a foreign private issuer and, as a result, and as permitted by the listing requirements of the NYSE, we may rely on certain home country governance practices rather than the corporate governance requirements of the NYSE.

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

Our most recent evaluation of our internal controls resulted in our conclusion that, as of December 31, 2014, our internal controls over financial reporting were effective. Our ability to manage our operations and growth, and other systems upgrades designed to support our growth, will require us to develop our controls and reporting systems and implement or adopt new controls and reporting systems. If in the future our internal control over financial reporting is found to be ineffective, or if a material weakness is identified in our controls over financial reporting, our financial results may be adversely affected. Investors may also lose confidence in the reliability of our financial statements which could adversely affect our stock price.

ITEM 4: INFORMATION ON THE COMPANY

Overview

On March 9, 2015, we entered into the Implementation Agreement with TelecityGroup. Pursuant to the Implementation Agreement, TelecityGroup will acquire Interxion shares at a rate of 2.3386 TelecityGroup shares per Interxion Holding N.V. share. Consummation of the proposed transaction, to be made by way of tender offer to our shareholders, is subject to the satisfaction of certain conditions set forth in the Implementation Agreement, including obtaining the approval of the relevant regulatory bodies and of TelecityGroup’s shareholders in a general meeting of shareholders and our shareholders by participating in the tender offer. Should the transaction consummate, TelecityGroup shareholders will own approximately 55% of the combined group and Interxion shareholders will own the remainder, being approximately 45%. The primary listing for the combined group is expected to be on the London Stock Exchange, with a U.S. listing for TelecityGroup’s existing ADR program contemplated on either the NYSE or the NASDAQ Stock Market.

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support approximately 1,500 customers through 39 data centers in 11 countries enabling them to protect, connect, process and distribute their most valuable information. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media between carriers and customers, creating an environment that we refer to as a community of interest.

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

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including London, Frankfurt, Paris and Amsterdam the main data center markets in Europe. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 500 individual carriers and Internet service providers and 20 European Internet exchanges. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

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

If the proposed transaction with TelecityGroup is consummated, the strategy of the combined businesses may be reviewed and as a result may differ from the strategy outlined above.

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

In the year ended December 31, 2014, 33% of our Recurring Revenue came from our top 20 customers, 23% of our Recurring Revenue came from our top 10 customers and no single customer accounted for more than 10% of our Recurring Revenue.

The following table sets forth some of our representative customers by segment:

Digital Media and Distribution	Enterprises	Financial Services	Managed Service Providers	Network Providers
Akamai	Bacardi	ABN Amro Bank N.V.	Hewlett-Packard	AT&T
Britel	Canon	Aviva	IBM	British Telecom
Bwin	Lease Plan	Barclays Capital	Terremark	Colt Technology Services
Deluxe	Merger Market	Bloomberg		Interoute Communications
Internap		Fixnetix		Level3
Limelight		Euronext		Sprint
RTL Interactive		Options IT
Sungard
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

Employees

As of December 31, 2014 we had a total of 500 employees (full time equivalents, excluding contractors and interim staff) of which 294 employees worked in operations and support, 96 employees worked in sales and marketing and 110 employees served general and administrative roles. Of our employees 379 were based in countries where we have operations and 121 employees worked from our headquarters near Amsterdam and corporate offices in London as of December 31, 2014. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees are subject to collective bargaining agreements.

Leases

We hold title to the AMS3, AMS6, BRU1, CPH2, FRA8, MRS1, PAR3 and PAR5 properties, and we have exercised the options and agreed to purchase the PAR7 freehold land on which we own the PAR7 data center, and the AMS7 and VIE freehold land and properties. As of December 31, 2014, the AMS7, PAR7 and VIE properties are reported as financial leases. In January 2015, we completed the acquisition of the VIE properties, and terminated the VIE financial lease. The VIE properties will continue to be reported as assets in future periods. The PAR7 and AMS7 properties are currently reported as financial leases, and they will be reported as such until the acquisitions complete. For the leased properties on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us to either (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10 to 15 year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease.

Data Center Operations

We have 39 carrier and cloud neutral colocation data centers in 13 metropolitan areas in 11 countries, representing approximately 105,900 square meters of maximum equippable space (as of December 31, 2014). Maximum equippable space is the maximum amount of space in our data centers which is designed to be used and sold as Equipped Space.

All of our data centers are located in Europe and all of our revenues are generated in Europe. For more information on the geographic breakdown of our revenues, see Note 5 of our 2014 consolidated financial statements, included elsewhere herein.

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

The following table presents the key characteristics of our data centers.

Country	Location	Ready for service Quarter	Maximum Equippable Space as of December 31, 2014
			Square Meters
Austria	Vienna—1	Third Quarter, 2000	4,700
Austria	Vienna—2	Fourth Quarter, 2014	2,800
Belgium	Brussels	Third Quarter, 2000	5,100
Denmark	Copenhagen—1	Third Quarter, 2000	3,800
France	Marseille	Third Quarter, 2014	5,700
France	Paris—1	First Quarter, 2000	1,400
France	Paris—2	Third Quarter, 2001	3,000
France	Paris—3	Third Quarter, 2007	2,000
France	Paris—4	Third Quarter, 2007	1,300
France	Paris—5	Fourth Quarter, 2009	4,100
France	Paris—6	Third Quarter, 2009	1,400
France	Paris—7	Second Quarter, 2012	4,700
Germany(1)	Dusseldorf	Second Quarter, 2000	2,900
Germany	Frankfurt—1	First Quarter, 1999	500
Germany	Frankfurt—2	Fourth Quarter, 1999	1,100
Germany	Frankfurt—3	First Quarter, 2000	2,200
Germany	Frankfurt—4	First Quarter, 2001	1,400
Germany	Frankfurt—5	Third Quarter, 2008	1,700
Germany	Frankfurt—6	Second Quarter, 2010	2,200
Germany	Frankfurt—7	First Quarter, 2012	1,500
Germany	Frankfurt—8	Second Quarter, 2014	3,700
Germany	Frankfurt—9	First Quarter, 2014	800
Ireland	Dublin—1	Second Quarter, 2001	1,100
Ireland	Dublin—2	First Quarter, 2010	2,300
The Netherlands(2)	Amsterdam—1	First Quarter, 1998	600
The Netherlands	Amsterdam—2	First Quarter, 1999	700
The Netherlands	Amsterdam—3	Fourth Quarter, 1999	3,100
The Netherlands(2)	Amsterdam—4	Fourth Quarter, 2000	—
The Netherlands	Amsterdam—5	Fourth Quarter, 2008	4,300
The Netherlands	Amsterdam—6	Third Quarter, 2012	4,400
The Netherlands	Amsterdam—7	First Quarter, 2014	7,400
The Netherlands	Hilversum	Third Quarter, 2001	600
Spain	Madrid—1	Third Quarter, 2000	4,000
Spain	Madrid—2	Fourth Quarter, 2012	1,700
Sweden	Stockholm—1	Third Quarter, 2000	1,900
Sweden	Stockholm—2	Second Quarter, 2013	1,000
Sweden	Stockholm—3	Third Quarter, 2014	900
Switzerland(3)	Zurich	Fourth Quarter, 2000	7,100
UK(4)	London—1	Third Quarter, 2000	5,300
UK	London—2	Third Quarter, 2012	1,500

Subtotal			105,900

Notes:

(1)	Dusseldorf maximum equippable space increased by 100 square meters as a result of a new expansion.
(2)	The maximum equippable space of Amsterdam—4 is included in the maximum equippable space of Amsterdam—1.
(3)	Zurich maximum equippable space increased by 600 square meters as result of a new expansion.
(4)	London—1 maximum equippable space increased by 100 square meters as result of a new expansion.

Seasonality

The Company’s operations are not significantly exposed to seasonality.

Competition

We compete with all providers of data center services including in-house and outsourced data centers. Our chief competitors among each of the types of competition are listed below.

Carrier and Cloud Neutral Colocation Data Centers

Carrier and cloud neutral colocation data centers in Europe include Equinix, TelecityGroup and Telehouse. These companies are our chief competitors (TelecityGroup will continue to be one of our competitors until the proposed transaction is consummated).

Wholesale Data Centers

Competitor wholesale data center providers include Digital Realty Trust and Global Switch.

Carrier-Operated Data Centers

Carriers that operate their own data centers in Europe include AT&T, BT, Cable & Wireless, Colt Technology Services, Verizon, Level 3 and Deutsche Telekom amongst others.

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

In addition, as a consumer of substantial amounts of electricity, we are affected by the CRC Energy Efficiency Scheme, or the Scheme, which was introduced in 2010, and simplified in May 2013 by the CRC Energy Efficiency Scheme Order 2013. It is a mandatory UK-wide emissions trading scheme based on electricity usage. Phase 2 runs from April 1, 2014 to March 31, 2019. For Phase 2 of the Scheme, organizations will qualify if, during the qualification year, they consumed over 6,000 MWh of qualifying electricity through at least one settled half hour meter. We qualified for the Scheme and registered for Phase 2 with the CRC Registry by the deadline of January 31, 2014. Non-compliance with the Scheme may result in criminal and civil penalties.

Once registered for Phase 2, participants (on an annual basis) have to monitor and report their electricity consumption and purchase and then surrender allowances equal to the quantity of CO2 emissions associated with that consumption before the end of October following each compliance year. One allowance must be surrendered for each tonne of CO2 emitted. Allowances can be bought or traded and participants must submit an annual report on their CRC energy supplies by the end of July in each compliance year. The allowance price for 2014/2015 was £15.60 per tonne of CO2 in the April 2014 “forecast sale” and will be £16.40 per tonne in the “buy to comply” sale in June 2015. The allowance price for 2015/16 will be £16.10 per tonne in the April 2015 “forecast sale” and will be £16.90 per tonne in the “buy to comply” sale in June 2016. Through the annual report publication, the UK Environmental Agency also publishes information on the basis of participants’ annual reports, plus details the participants submitted when they registered for the Scheme. The potential impacts of the Scheme on our data centers in the UK include the costs of improving energy efficiency in order to reduce electricity consumption and the costs of allowances and administration in complying with the Scheme.

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard. The European Union is aiming to reduce primary energy consumption by 20% by 2020 pursuant to the Energy Efficiency Directive 2012, which obliges member states to set themselves indicative targets, establish auditing requirements and report to the European Commission through periodic National Energy Efficiency Action Plans. The UK has committed to ensuring that 15% of its energy needs are met by renewable sources by 2020.

On July 17, 2014, the Energy Saving Opportunity Scheme Regulations 2014 (“ESOS”) came into force in the UK, implementing Article 8 of the Energy Efficiency Directive 2012 relating to energy audits. With the aim of encouraging investment in energy efficiency, all large enterprises will be required to participate. A “large undertaking” under the ESOS framework is a company that: (i) employs at least 250 employees; or (ii) has an annual turnover exceeding €50 million and an annual balance sheet turnover exceeding €43 million. Participants are required to measure their total energy consumption over a 12 month period and carry out energy audits of at least 90% of their energy consumption, either through an ESOS energy audit or an alternative compliance method (such as ISO50001 certification). Participants also have to confirm compliance with the scheme administrator. The energy audit must identify reasonably practicable and cost-effective recommendations to improve energy efficiency although there is no legal obligation to implement such recommendations. In the future, it may become mandatory to implement such recommendations.

ESOS runs in four year phases and each phase has a qualification date at which companies must determine if they qualify (the first qualification date was December 31, 2014) and a compliance date by which the ESOS assessment must be carried out and notification must be given to the UK Environment Agency (the first compliance date is December 5, 2015). There is some overlap with scopes of and reporting under the CRC Energy Efficiency Scheme, Climate Change Agreements (“CCAs”) and mandatory greenhouse gas reporting requirements. If a qualifying undertaking does not comply with its obligations, the relevant compliance body can issue an enforcement notice and seek civil penalties. Costs associated with ESOS include the costs of the ESOS assessments and then voluntary costs of implementing any energy efficiency measures identified. Interxion qualifies for the scheme and is in the process of complying with its audit obligations.

CCAs are voluntary agreements between the UK Government and energy intensive sectors allowing a discount from the UK Climate Change Levy (which is a tax added to electricity and fuel bills) in return for companies meeting carbon saving targets. CCA targets are due to be revised in 2016. From April 1, 2013, participants are entitled to a 90% reduction on the electricity Climate Change Levy and 65% reduction for other fuels if they agree to and meet their targets. Energy captured under a CCA does not count as supplies within the Scheme. Data center businesses providing colocation space (both wholesale and retail) have been eligible for CCAs since July 2014, when the data center sector association, techUK, signed an umbrella agreement with the UK Environment Agency. We have not signed an underlying CCA and thus our energy consumption is subject to the CRC Energy Efficiency Scheme.

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

Our History and Organizational Structure

European Telecom Exchange BV was incorporated on April 6, 1998, which (after being renamed InterXion Holding B.V. on June 12, 1998) was converted into InterXion Holding N.V. on January 11, 2000. For further information on the history and development of the Company, see Item 10 “Additional Information—General.” From inception onwards we have grown our colocation business organically. We developed our current footprint (both in terms of countries and cities) between 1999 and 2001 and now operate in 11 countries and 14 cities. Following the industry downturn beginning in 2001 as a result of a sharp decline in demand for Internet-based businesses, we restructured to refocus on a broader and more stable customer base. We have since focused on shifting our customer base from primarily emerging Internet companies and carriers to a wide variety of established businesses seeking to house their IT infrastructure.

Our subsidiaries perform various tasks, such as servicing our clients, operating our data centers, customers support, and providing management, sales and marketing support to the Group. The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our most significant subsidiaries based on revenues and total assets:

Entity	Country of incorporation	Ownership %	Activity
InterXion HeadQuarters B.V.	The Netherlands	100%	Management
Interxion Europe Ltd	United Kingdom	100%	Management
InterXion Operational B.V.	The Netherlands	100%	Management/Holding
InterXion Nederland B.V.	The Netherlands	100%	Provision of co-location services
InterXion Datacenters B.V.	The Netherlands	100%	Data center sales & marketing
InterXion Real Estate Holding B.V.	The Netherlands	100%	Real estate management/Holding
InterXion Real Estate I B.V.	The Netherlands	100%	Real estate
InterXion Real Estate IV B.V.	The Netherlands	100%	Real estate
InterXion Real Estate V B.V.	The Netherlands	100%	Real estate
InterXion Real Estate X B.V.	The Netherlands	100%	Real estate
InterXion Österreich GmbH	Austria	100%	Provision of co-location services
InterXion Real Estate VII GmbH	Austria	100%	Real estate
InterXion Belgium N.V.	Belgium	100%	Provision of co-location services
InterXion Real Estate IX NV.	Belgium	100%	Real estate
InterXion Danmark ApS	Denmark	100%	Provision of co-location services
InterXion Real Estate VI ApS.	Denmark	100%	Real estate
Interxion France SAS	France	100%	Provision of co-location services
Interxion Real Estate II SARL	France	100%	Real estate
Interxion Real Estate III SARL	France	100%	Real estate
Interxion Real Estate XI SARL	France	100%	Real estate
InterXion Deutschland GmbH	Germany	100%	Provision of co-location services
InterXion Ireland Ltd	Ireland	100%	Provision of co-location services
Interxion España SA	Spain	100%	Provision of co-location services
InterXion Sverige AB	Sweden	100%	Provision of co-location services
InterXion (Schweiz) AG	Switzerland	100%	Provision of co-location services
InterXion Real Estate VIII AG.	Switzerland	100%	Real estate
InterXion Carrier Hotel Ltd.	United Kingdom	100%	Provision of co-location services

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

Overview

On March 9, 2015, we entered into the Implementation Agreement with TelecityGroup. Pursuant to the Implementation Agreement, TelecityGroup will acquire Interxion shares at a rate of 2.3386 TelecityGroup shares per Interxion Holding N.V. share. Consummation of the proposed transaction, to be made by way of tender offer to our shareholders, is subject to the satisfaction of certain conditions set forth in the Implementation Agreement, including obtaining the approval of the relevant regulatory bodies and of TelecityGroup’s shareholders in general meeting and our shareholders by participation in the tender offer. Should the transaction consummate, TelecityGroup shareholders will own approximately 55% of the combined group and Interxion shareholders will own the remainder, being approximately 45%. The primary listing for the combined group is expected to be on the London Stock Exchange, with a U.S. listing for TelecityGroup’s existing ADR program contemplated on either the NYSE or the NASDAQ Stock Market.

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support approximately 1,500 customers through 39 data centers in 11 countries enabling them to protect, connect, process and distribute their most valuable information. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media between carriers and customers, creating an environment that we refer to as a community of interest.

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

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including London, Frankfurt, Paris and Amsterdam the main data center markets in Europe. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 500 individual carriers and Internet service providers and 20 European Internet exchanges. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

Our data centers house connections to more than 500 individual carriers and Internet service providers and 20 European Internet exchanges, which allows our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers and Internet service providers, and to other customers, fosters the development of value-added communities of interest, which are important to customers in each of our segments: network providers, managed services providers (including cloud service providers), enterprises, financial services and digital media. Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community to both existing and potential customers.

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

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud neutral colocation data center service providers, such as Equinix, TelecityGroup (until the proposed transaction is consummated) and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

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

The following table presents our future committed revenues expected to be generated from our fixed term customer contracts as of December 31, 2014, 2013 and 2012.

	2014	2013	2012
Within 1 year	253,100	219,300	204,164
Between 1 to 5 years	343,500	301,600	240,951
After 5 years	90,700	101,800	105,069

Total	687,300	622,700	550,184

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

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of December 31, 2014 we employed 500 full-time equivalent employees: 294 in operations and support; 96 in sales and marketing; and 110 served in general and administrative roles. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also allows us to leverage existing personnel within a data center campus.

In 2014, 2013 and 2012, we invested resources in sales and marketing personnel to engage with our existing and potential customers on an industry basis. This has enabled us to establish closer relationships with our customers thereby allowing us to understand and anticipate their needs and to forecast demand, helping us plan the scope and timing of our expansion activities.

Our customers’ equipment consumes significant amounts of power and generates heat. In recent years the amount of power consumed by an individual piece of equipment, or power density, has increased as processing capacity has increased. In maintaining the correct environmental conditions for the equipment to operate most effectively, our cooling and air conditioning infrastructure also consumes significant amounts of power. Our power costs are variable and directly dependent on the amount of power consumed by our customers’ equipment. Our power costs also increase as the Utilization Rate of a data center increases. Increases in power costs due to increased usage by our customers are generally matched by corresponding increases in power revenues.

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

We hold title to the AMS3, AMS6, BRU1, CPH2, FRA8, MRS1, PAR3 and PAR5 properties, and we have exercised the options and agreed to purchase the PAR7 freehold land on which we own the PAR7 data center, and the AMS7 and VIE freehold land and properties. As of December 31, 2014, the AMS7, PAR7 and VIE properties are reported as financial leases. In January 2015, we completed the acquisition of the VIE properties, and terminated the VIE financial lease. The VIE properties will continue to be reported as assets in future periods. The PAR7 and AMS7 properties are currently reported as financial leases, and they will be reported as such until the acquisitions complete. For the leased properties on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us to either (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10 to 15 year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease.

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

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100.0 million Revolving Facility Agreement and the €475.0 million 6.0% Senior Secured Notes due 2020. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

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

“Transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering in 2011, and represents expenses incurred following M&A activities.

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This expansion program, closely matched to both customer demand and available capital resources, has continued since that time. We do not commit to a phase of an expansion or construction of a data center unless we have cash and committed capital available to complete the phase. Since 2006, we have raised debt capital to fund our expansion program, and this has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs of the data center. We refinanced the Company’s debt in February 2010 when we issued €200 million of 9.5% senior secured notes, which was primarily used to repay existing debt, and a further tap offering of €60 million in November 2010. In 2013, we issued €325 million of 6.0% senior secured notes. The proceeds were used to purchase, redeem and discharge the €260 million of 9.5% senior secured notes, pay fees and expenses incurred in connection with the refinancing, and for other general corporate purposes. In April 2014, we further improved our funding to support growth by issuing €150 million of 6.00% senior secured notes. The additional financing, combined with a new €9.2 million mortgage for our BRU1 data center secured in 2014, was used to repay amounts drawn under our revolving facility and to fund further expansion projects.

In the year ended December 31, 2014, our net finance expense primarily consisted of interest expense of €26.3 million, refinancing expenses of €0.6 million and interest income of €0.9 million. For the full year 2013, our net finance expense primarily consisted of interest expense of €24.6 million, refinancing expenses of €31.0 million and interest income of €0.5 million. For the full year 2012, the major components of net finance expense consisted of interest expense of €17.2 million and interest income of €0.9 million. The increase in net finance expense for the year ended December 31, 2014 was due primarily to the Additional Notes issued €150.0 million partly offset by increased capitalization of borrowing costs during the construction of new data center space. We capitalized €3.6 million of borrowing costs during the period of construction of new data center space in the year ended December 31, 2014 and €1.7 million in the year ended December 31, 2013. The increase in net finance expense for the year ended December 31, 2013 was due primarily to €31.0 million of refinancing expenses incurred as well as decreased capitalization of borrowing costs during the construction of new data center space. We capitalized €1.7 million of borrowing costs during the period of construction of new data center space in the year ended December 31, 2013 and €9.2 million in the year ended December 31, 2012.

We discuss our capital expenditures, including intangible assets and our capital expansion program below in “—Liquidity and Capital Resources.”

Income Tax Expense

Since inception we have generated significant tax loss carry forwards in all of our jurisdictions. In 2006, we became taxable income positive and began offsetting our tax loss carry forwards against taxable profits. As of December 31, 2014 we have recognized most of our tax loss carry forwards. We will continue to recognize the remaining deferred tax loss carry forwards progressively as we become profitable in the respective jurisdictions. We expect to be able to continue to use our tax loss carry forwards to minimize cash taxes going forward.

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

Results of Operations

The following table presents our operating results for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,	Year ended December 31,
	2014(1)	2014	2013	2012
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Revenue	412,189	340,624	307,111	277,121
Cost of sales	(168,295)	(139,075)	(124,141)	(113,082)

Gross profit	243,894	201,549	182,970	164,039
Other Income	328	271	341	463
Sales and marketing costs	(29,709)	(24,551)	(22,818)	(20,100)
General and administrative costs
Depreciation, amortization and impairments	(75,240)	(62,177)	(57,670)	(43,993)
Share-based payments	(7,958)	(6,576)	(4,149)	(5,488)
(Increase)/decrease in provision for onerous lease contracts	974	805	—	(838)
M&A transaction costs	(393)	(325)	—	—
Other general and administrative costs	(37,042)	(30,611)	(28,315)	(28,924)

General and administrative costs	(119,659)	(98,884)	(90,134)	(79,243)

Operating profit	94,854	78,385	70,359	65,159
Net finance expense	(33,733)	(27,876)	(57,453)	(17,746)

Profit before taxation	61,121	50,509	12,906	47,413
Income tax expense	(18,695)	(15,449)	(6,082)	(15,782)

Profit for the year attributable to shareholders	42,426	35,060	6,824	31,631

Basic earnings per share	0.61	0.51	0.10	0.47

Adjusted EBITDA (2)	177,143	146,387	131,837	115,015

The following table presents our operating results as a percentage of revenues for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
Revenue	100%	100%	100%
Cost of sales	(41)	(40)	(41)

Gross profit	59	60	59
Other income	0	0	0
Sales and marketing costs	(7)	(7)	(7)
General & administrative costs
Depreciation, amortization and impairments	(18)	(19)	(16)
Share-based payments	(2)	(1)	(2)
Increase/(decrease) in provision for onerous lease contracts	0	0	0
Other general and administrative costs	(9)	(9)	(10)

General and administrative costs	(29)	(29)	(29)

Operating profit	23	23	24
Net finance expense	(8)	(19)	(6)

Profit before taxation	15	4	17
Income tax expense	(5)	(2)	(6)

Profit for the year attributable to shareholders	10%	2%	11%

Adjusted EBITDA margin(2)	43%	43%	42%

Notes:

(1)	The operating results for the year ended December 31, 2014 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2014 and for euro into U.S. dollars of €1.00 = U.S. 1.2101. See Item 3 “Key Information—Exchange Rate Information” for additional information.
(2)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million Revolving Facility Agreement and €475 million 6.00% Senior Secured Notes due 2020. Other companies, however, may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. See “—EBITDA and Adjusted EBITDA” for a more detailed description.

The following table presents a reconciliation of Profit for the year attributable to shareholders to EBITDA and EBITDA to Adjusted EBITDA, for the periods indicated:

	Year ended December 31,	Year ended December 31,
	2014(1)*	2014	2013	2012
	(U.S. $’000)	(€’000)
Other financial data
Profit for the year attributable to shareholders	42,426	35,060	6,824	31,631
Income tax expense	18,695	15,449	6,082	15,782

Profit before taxation	61,121	50,509	12,906	47,413
Net finance expense	33,733	27,876	57,453	17,746

Operating profit	94,854	78,385	70,359	65,159
Depreciation, amortization and impairments	75,240	62,177	57,670	43,993

EBITDA	170,094	140,562	128,029	109,152
Share-based payments	7,958	6,576	4,149	5,488
Increase/(decrease) in provision for onerous lease contracts(a)	(974)	(805)	—	838
M&A transaction costs	393	325	—	—
Income from sub-leases on unused data center sites	(328)	(271)	(341)	(463)

Adjusted EBITDA(2)*	177,143	146,387	131,837	115,015

Notes:

*	References are to the footnotes above.
(a)	“Increase/(decrease) in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.

The following table sets forth some of our key performance indicators as of the dates indicated:

	As of December 31,
	2014	2013	2012
Equipped Space(1) (square meters)	93,500	80,100	74,000
Utilization Rate(2)(%)	76	75	76

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
(2)	Utilization Rate is, on the relevant date, Revenue Generating Space as a percentage of Equipped Space; some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate may not reach 100%.

Years Ended December 31, 2014 and 2013

Revenue

Our revenue for the years ended December 31, 2014 and 2013 was as follows:

	Year ended December 31,				Change
	2014	%	2013	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	319,184	94	291,274	95	27,910	10
Non-recurring revenue	21,440	6	15,837	5	5,603	35

	340,624	100	307,111	100	33,513	11

Revenue increased to €340.6 million for the year ended December 31, 2014 from €307.1 million for the year ended December 31, 2013, an increase of 11%. Recurring revenue increased by 10% and non-recurring revenue increased by 35% from the year ended December 31, 2013 to the year ended December 31, 2014. The period over period growth in recurring revenue was primarily the result of an increase of approximately 11,300 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions.

Cost of Sales

Cost of sales increased to €139.1 million for the year ended December 31, 2014 from €124.1 million for the year ended December 31, 2013, an increase of 12%. Cost of sales was 41% of revenue for the year ended December 31, 2014 and 40% for the year ended December 31, 2013. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €5.1 million in energy usage costs and (ii) an increase of €4.9 million in installation costs. Equipped Space increased by approximately 13,400 square meters during the year ended December 31, 2014 as a result of expansions to existing data centers in London, Brussels, Stockholm and Zurich, the construction of new data centers in Frankfurt, Amsterdam, Vienna and Stockholm and the acquisition of a data center in Marseille. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Other Income

Other income represents income that we do not consider part of our core business. It includes income from the subleases on unused data center sites.

Sales and Marketing Costs

Our sales and marketing costs increased to €24.6 million for the year ended December 31, 2014 from €22.8 million for the year ended December 31, 2013, an increase of 8%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2014 and 2013.

The increase in sales and marketing costs was primarily a result of an increase of €1.2 million in compensation and related costs due to increases in employee headcount and marketing expenses associated with our continued strategy to invest in our industry focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, share-based payments, increase/(decrease) in provision for onerous lease contracts and other general and administrative costs.

Depreciation, amortization and impairments increased to €62.2 million for the year ended December 31, 2014 from €57.7 million for the year ended December 31, 2013, an increase of 8%. Depreciation, amortization and impairments was 18% of revenue for the year ended December 31, 2014 and 19% for the year ended December 31, 2013. The increase was a result of new data centers and data center expansions, partly offset by lower depreciation charges attributable to a change in the estimated useful life of certain assets. In the fourth quarter of the year ended December 31, 2013, the Company completed its annual review of the estimated useful life of its property, plant and equipment. As a result of this review, the Company concluded that certain of its existing assets were in use longer than originally anticipated. Therefore, the estimated useful life of certain of our property, plant and equipment was extended effective October 1, 2013. On an annualised basis for the year 2013, the depreciation charges on a like for like basis would have been approximately €8 million lower.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2014 we recorded share-based payments of €6.6 million, an increase of 58% from the year ended December 31, 2013. The increase is primarily due to new grants of options, restricted shares and performance shares in 2014. In determining Adjusted EBITDA we also add back increase/(decrease) in provision for onerous lease contracts. Following our annual review of the provision for onerous lease contracts, the Company decreased the provision by €0.8 million while in 2013, the provision remained unchanged.

Other general and administrative costs increased to €30.6 million for the year ended December 31, 2014 from €28.3 million for the year ended December 31, 2013, an increase of 8%. Other general and administrative costs were 9% of revenue for the years ended December 31, 2014 and December 31, 2013. The increase in the other general and administrative costs was due to both an increase of €1.5 million in compensation costs principally resulting from an increase in salaries associated with an increased headcount and higher external hires and to an increase in the costs for professional advisory services.

Net Finance Expense

Net finance expense decreased to €27.9 million for the year ended December 31, 2014 from €57.5 million for the year ended December 31, 2013, a decrease of 51%. Net finance expense was 8% of revenue for the year ended December 31, 2014 and 19% of revenue for the year ended December 31, 2013. The decrease in net finance expense for the year ended December 31, 2014 was due primarily to €31.0 million in costs incurred in 2013 related to the refinancing of our debt and higher capitalization of borrowing costs, partly offset by higher interest charges following the issue of €150.0 million Additional Notes in April 2014. We capitalized €3.6 million of borrowing costs during the period of construction of new data center space in the year ended December 31, 2014 compared to €1.7 million in the year ended December 31, 2013.

Income Taxes

Income tax expense was €15.4 million for the year ended December 31, 2014 compared to €6.1 million for the year ended December 31, 2013. Income tax expense was 5% of revenue for the year ended December 31, 2014 and 2% of revenue for the year ended December 31, 2013. The increase in income tax expenses was primarily due to an increase in profit before tax in 2014 as a result of the one-time €31.0 million debt refinancing costs incurred in 2013, resulting in a €7.8 million negative tax impact in the year ended December 31, 2014. The effective income tax rate of 31% in the year ended December 31, 2014, compared to 47% for the year ended December 31, 2013, was positively impacted by the tax effect, on the €31.0 million refinancing costs, included in the 2013 tax charge as a credit but at a lower than average tax rate.

We recorded current tax expenses of €8.9 million for the year ended December 31, 2014 and €7.9 million for the year ended December 31, 2013. We recorded deferred tax expense of €6.5 million for the year ended December 31, 2014 and deferred tax income of €1.8 million for the year ended December 31, 2013. Deferred tax is charged for the annual movements in temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The deferred tax income in the year ended December 31, 2013, was principally due to the pre-tax refinancing costs of €31.0 million, which created a taxable loss.

Years Ended December 31, 2013 and 2012

Revenue

Our revenue for the years ended December 31, 2013 and 2012 was as follows:

	Year ended December 31,				Change
	2013	%	2012	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	291,274	95	259,249	94	32,025	12
Non-recurring revenue	15,837	5	17,872	6	(2.035)	(11)

	307,111	100	277,121	100	29,990	11

Revenue increased to €307.1 million for the year ended December 31, 2013 from €277.1 million for the year ended December 31, 2012, an increase of 10%. Recurring revenue increased by 12% and non-recurring revenue increased by 11% from the year ended December 31, 2012 to the year ended December 31, 2013. The period over period growth in recurring revenue was primarily the result of an increase of approximately 3,500 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions.

Cost of Sales

Cost of sales increased to €124.1 million for the year ended December 31, 2013 from €113.1 million for the year ended December 31, 2012, an increase of 10%. Cost of sales was 40% of revenue for the year ended December 31, 2013 and 41% for the year ended December 31, 2012. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €5.5 million in energy usage costs, and (ii) an increase of €5.2 million in compensation costs. Equipped Space increased by approximately 6,100 square meters during the year ended December 31, 2013 as a result of expansions to existing data centers in Frankfurt, London, Copenhagen, Vienna and Zurich and to the construction of new data centers in Stockholm, Paris and Madrid. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

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

Income Taxes

Income tax expense was €6.1 million for the year ended December 31, 2013 compared to €15.8 million for the year ended December 31, 2012. Income tax expense was 2% of revenue for the year ended December 31, 2013 and 6% of revenue for the year ended December 31, 2012. The decrease in income tax expenses was primarily due to a decrease in profit before tax as a result of the €31.0 million in debt refinancing costs and the impact of changes in tax rates, resulting in a €0.3 million positive tax impact in the year ended December 31, 2013 and €1.0 million positive tax impact in the year ended December 31, 2012. The effective income tax rate of 47% in the year ended December 31, 2013, compared to 33% for the year ended December 31, 2012, was adversely impacted by the tax effect, on the €31.0 million refinancing costs, included in the tax charge as a credit but at a lower than average tax rate.

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

Liquidity and Capital Resources

As of December 31, 2014, our total indebtedness consisted of (i) €475.0 million 6.00% Senior Secured Notes due 2020, (ii) other debt and finance lease obligations totaling €54.5 million and (iii) mortgages totaling €32.0 million. The borrowing requirements of the Company are not subject to significant seasonality. Under our Revolving Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for our mortgages. Our PAR3, PAR5, BRU1, AMS3 and AMS6 mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates on the mortgages secured by our PAR3 and PAR5 properties have been swapped to a fixed rate for approximately 75% of the principal outstanding amounts for a period of 10 years.

As of December 31, 2014, the interest payable under the Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points per annum, (ii) any Danish Kroner amounts drawn would be at the rate of CIBOR plus 350 basis points per annum, (iii) any Swedish Krona amounts drawn would be at the rate of STIBOR plus 350 basis points per annum and (iv) other applicable currencies including GBP amounts drawn at the rate of LIBOR plus 350 basis points per annum. The Revolving Facility was undrawn as of December 31, 2014.

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2014 we invested €216.3 million in property, plant and equipment (€213.0 million) and intangible assets (€3.3 million), of which €198.7 million, including acquisition of MRS1 data center (€8 million), was attributed to expansion capital expenditures and the remainder was attributed to maintenance and other capital expenditures. In the year ended December 31, 2013 we invested €143.4 million in property, plant and equipment (€140.3 million) and intangible assets (€3.1 million), of which €135.1 million, including acquisition of AMS 3 data center (€8.8 million), was attributed to expansion capital expenditures and the remainder was attributed to maintenance and other capital expenditures. In the year ended December 31, 2012 we invested €178.3 million in property, plant and equipment (€172.0 million) and intangible assets (€6.3 million), of which €164.7 million, including acquisition of AMS 6 data center (€7.5 million), was attributed to expansion capital expenditures and the remainder was attributed to maintenance and other capital expenditures.

Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long-term such expenses will be between 4% and 6% of total revenue.

As of December 31, 2014, we had €99.9 million of cash and cash equivalents of which €5.3 million was restricted cash, mostly denominated in euro. Restricted cash is held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies. As of December 31, 2013, we had €45.7 million of cash and cash equivalents of which €4.1 million was restricted cash, mostly denominated in euro.

A limited amount of the Company’s total cash balance may be subject to certain restrictions in select countries that cannot be repatriated without a tax implication. The amount of cash that cannot be repatriated without a tax implication is negligible to the total liquidity of our business.

As of December 31, 2014 our €100.0 million Revolving Facility remained undrawn.

On March 9, 2015, we entered into the Implementation Agreement with TelecityGroup. See “Item 4. Information on the Company—Our History and Organizational Structure.” Pursuant to the Implementation Agreement, we are, among other things, restricted in our ability to: (i) create, allot, issue, redeem or repurchase any share, loan capital or other security; (ii) declare, make or pay dividends or other distributions; (iii) borrow any money (other than by bank overdraft or similar facility or revolving loan facility in the ordinary course of business) and enter into certain derivative instruments; (iv) incur, with respect to 2015 only, any capital expenditure in excess of an aggregate amount of GBP 10 million in any consecutive six-month period, unless such expenditure is foreseen in: (A) any published guidance given to investors prior to the date of this Agreement; or (B) a business plan, budget or other planning document adopted before February 11, 2015; (v) grant loans and financial facilities or modify the terms of existing loans and financial facilities for the benefit of any person; and (vi) make certain acquisitions or dispositions.

Sources and Uses of Cash

	Year ended December 31,
	2014	2013	2012
	(€’000)
Cash generated from operations	135,418	102,671	111,701

Net cash flows from operating activities	104,418	72,563	89,082
Net cash flows used in investing activities	(217,927)	(143,381)	(179,105)
Net cash flows from financing activities	167,628	47,911	15,883

Net cash flows from operating activities

The increase in net cash flows from operating activities in the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to our improved operating performance and improved net working capital movements. The decrease in net cash flows from operating activities in the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to higher interest and income tax payments and decreased net working capital movements, which were partly offset by our improved operating performance.

Net cash flows used in investing activities

The increase in net cash flows used in investing activities in the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to increased capital expenditures in the expansion of existing data centers in London, Brussels, Stockholm and Zurich, the construction of new data centers in Frankfurt, Amsterdam, Vienna and Stockholm and the acquisition of a data center in Marseille. The decrease in net cash flows used in investing activities in the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to lower capital expenditures in the expansion of existing data centers and the construction of new data centers.

Net cash flows from financing activities

Net cash flows from financing activities during the year ended December 31, 2014 were principally the result of €157.9 million in net proceeds from the offering of the Additional Notes due 2020 and €9.2 million in gross proceeds drawn under the new mortgage on our BRU1 property. Net cash flows from financing activities during the year ended December 31, 2013 were principally the result of €317.1 million in net proceeds from the offering of the Senior Secured Notes due 2020 and the repayment of the €260.0 million Senior Secured Notes due 2017, €16.0 million in gross proceeds drawn under our new mortgage financings on our PAR3, PAR5 and AMS3 data center properties and €4.5 million in gross proceeds that we received from share options exercised by management and employees. Net cash flows from financing activities during the year ended December 31, 2012 were principally the result of €10.0 million in gross proceeds drawn under our new mortgage financing on our AMS6 data center property, and of €8.0 million in gross proceeds from the exercise of options.

We anticipate that cash flows from operating activities and from the utilization of credit available will be sufficient to meet our operating requirements on a short-term (twelve months) and long-term basis, including repayment of the current portion as of December 31, 2014 of our debt as it becomes due, and to complete our publicly announced expansion projects.

The Company assesses its capital raising and refinancing needs on an ongoing basis and may enter into additional credit facilities and seek to issue equity and/or debt securities in the domestic and international capital markets if market conditions are favorable. Also, depending on market conditions, the Company may elect to repurchase portions of its debt securities in the open market, pursuant to the redemption provisions in the applicable indenture or otherwise.

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

“Issuer” means InterXion Holding N.V.

“Notes” means the €475 million 6.00% senior secured notes due 2020 including Additional Notes issued under the Indenture.

Restrictive Covenants Under Certain Financing Agreements

The Revolving Facility Agreement between, among others, the Company as original borrower, the Lenders and Barclays Bank PLC as agent and security trustee, provides for the €100.0 million Revolving Facility.

Revolving Facility

Failure to comply with the financial covenants in our €100 million Revolving Facility Agreement would result in an event of default, which may cause all amounts outstanding under the facility to become immediately due and payable. Acceleration of such outstanding amounts under the facility may lead to an event of default under the indenture governing our €475 million 6.00% Senior Secured Notes. Failure to satisfy the financial covenants in the indenture would result in our inability to incur additional debt under certain circumstances.

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

The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis) requiring total net debt (calculated as a ratio to pro forma EBITDA) not to exceed 4.00 to 1.00. In addition, the Company must ensure that the guarantors represent a certain percentage of adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2014, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next twelve months.

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

The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 2014, the Company was in compliance with all covenants in the Indenture.

EBITDA and Adjusted EBITDA

EBITDA for the years ended December 31, 2014, December 31, 2013 and 2012 was €140.6 million, €128.0 million and €109.2 million, respectively, representing 41%, 42% and 39% of revenue, respectively. Adjusted EBITDA for the years ended December 31, 2014, December 31, 2013 and 2012 was €146.4 million, €131.8 million and €115.0 million respectively, representing 43%, 43% and 42% of revenue, respectively.

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, transaction costs and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million Revolving Facility Agreement and €475 million 6.00% Senior Secured Notes due 2020. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(€’000)
Profit for the year attributable to shareholders	35,060	6,824	31,631
Net tax expense	15,449	6,082	15,782

Profit before taxation	50,509	12,906	47,413
Net finance expense	27,876	57,453	17,746

Operating profit	78,385	70,359	65,159
Depreciation, amortization and impairments	62,177	57,670	43,993

EBITDA	140,562	128,029	109,152
Share-based payments	6,576	4,149	5,488
Increase/(decrease) in provision for onerous lease contracts(1)	(805)	—	838
M&A transaction costs	325	—	—
Income from sub-leases on unused data center sites (2)	(271)	(341)	(463)

Adjusted EBITDA	146,387	131,837	115,015

Notes:

(1)	“Increase in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(2)	“Income from sub-leases on unused data center sites” is reported within “Other income.”

Contractual Obligations and Off-Balance Sheet Arrangements

We lease a majority of our data centers and certain equipment under non-cancellable lease agreements. The following represents our debt maturities, financings, leases and other contractual commitments as of December 31, 2014:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(€’000)
Long-term debt obligations(1)	684,734	31,684	72,785	64,536	515,729
Capital (finance) lease obligations(2)	74,848	21,604	6,085	25,879	21,280
Operating lease obligations in relation to onerous lease contracts	4,795	3,339	1,456	—	—
Operating lease obligations (3)	329,012	28,265	56,676	58,877	185,194
Other contractual purchase commitments	47,139	28,013	12,981	6,145	—
Capital purchase commitments	62,800	62,800	—	—	—

Total	1,203,328	175,705	149,983	155,437	722,203

Notes:

(1)	Long-term debt obligations include the Senior Secured Notes, the mortgages, loans from suppliers and/or landlords including the related interest.
(2)	Capital (finance) lease obligations include future interest payments.
(3)	Operating lease obligations include the lease of property and equipment. Of the total operating leases, as of December 31, 2014, an amount of €72.7 million is cancellable until January 1, 2016.

In connection with 19 of our data center and other property leases and properties, we entered into 17 irrevocable bank guarantees totaling €10.9 million with ABN AMRO Bank, Royal Bank of Scotland, La Caixa BNP Paribas and Sparkasse. These bank guarantees were provided in lieu of cash deposits and automatically renew in successive one-year periods until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is reflected as restricted cash on our statement of financial position. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of December 31, 2014, we were contractually committed for €62.8 million of unaccrued capital expenditures, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers prior to making them available to customers for installation. This amount, which is expected to be paid in 2015, is reflected in the table above as “Capital purchase commitments.”

We have other non-capital purchase commitments in place as of December 31, 2014, such as commitments to purchase power in select locations, through the year 2015, and other open purchase orders, which contractually bind us for goods or services to be delivered or provided during the remainder of 2015 and beyond. Such other purchase commitments as of December 31, 2014, which totaled €47.1 million, are also reflected in the table above as “Other contractual purchase commitments.”

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditures consistent with our disciplined expansion and conservative financial management in our various data center expansion projects during the remainder of 2015 in order to complete the work needed to open these data centers. These non-contractual capital expenditures are not reflected in the table above.

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

Judgments, estimates and assumptions applied by management in preparing the financial statements are based on circumstances as of December 31, 2014 and based on Interxion operating as a stand-alone company. The closing of the proposed transaction with TelecityGroup, may impact future judgments, estimates and assumptions, as applied by management in preparing our financial statements.

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

Recent Accounting Pronouncements

The new standards, amendments to standards and interpretations listed below were available for early adoption in the annual period beginning January 1, 2014. The Group has yet to adopt the following new standards, amendments to standards and interpretations, as they were not compulsory:

Effective date	New standard or amendments

January 1, 2016	IFRS 14 – Regulatory deferral accounts;

Amendments to IFRS 11 – Accounting for acquisitions of interests in Joint Operations

Amendments to IAS 16 and IAS 38 – Clarification of acceptable methods of depreciation and amortization;

January 1, 2017	IFRS 15 – Revenue from contract with customers

January 1, 2018	IFRS 9 – Financial instruments.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Introduction

We have a one-tier board structure (the “Board”) comprised of directors with the title “Executive Directors” and directors with the title “Non-Executive Directors” (together with the Executive Directors, the “Directors”). The majority of our Directors are independent as required by the NYSE.

Senior Management and Board of Directors

The following table lists the names, positions and ages of the members of our Senior Management and our Directors:

Name	Age	Position(2)	Term Expiration Date(1)
David Ruberg	69	President, Chief Executive Officer, Vice-Chairman and Executive Director	2016
M.V. “Josh” Joshi	47	Chief Financial Officer
Giuliano Di Vitantonio	47	Chief Marketing Officer
Jaap Camman	48	Senior Vice President, Legal
Jan Pieter Anten	42	Vice President, Human Resources
John C. Baker	65	Chairman and Non-Executive Director	2016
Frank Esser	56	Non-Executive Director	2017
Mark Heraghty	51	Non-Executive Director	2017
Jean F.H.P. Mandeville	55	Non-Executive Director	2016
Robert M. Manning	55	Non-Executive Director	2015
Rob Ruijter	63	Non-Executive Director	2015

Notes:

(1)	The term of office expires at the annual general meeting of our shareholders held in the year indicated.
(2)	A majority of our Directors are independent as required by the NYSE. Of our Non-Executive Directors, Mr. Baker and Mr. Manning are considered to be non-independent as they are both general partners of Baker Capital affiliates. Our other Non-Executive Directors are all independent.

The business address of all members of our Senior Management and of our Directors is at our registered offices located at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.

In connection with our entry into the Implementation Agreement, certain members of our Senior Management and our Directors entered into Irrevocable Undertaking Agreements, as further described in Item 7 “Major Shareholders and Related Party Transactions—Irrevocable Undertaking Agreements.” The principal functions and experience of each of the members of our Senior Management and our Directors are set out below:

David Ruberg, President, Chief Executive Officer, Vice-Chairman and Executive Director

Mr. Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice-Chairman of the board of directors when it became a one-tier board in 2011. Mr. Ruberg served as Chairman of the Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. Mr. Ruberg was affiliated with Baker Capital, a private equity firm from January 2002 until October 2007. From April 1993 until October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, contributing to the development of operating systems and computer languages. He holds a Bachelor’s Degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan.

M.V. “Josh” Joshi, Chief Financial Officer

Mr. Joshi joined us as Chief Financial Officer in August 2007. From June 2006 to December 2006 he was CFO of Leisure and Gaming plc, an online gaming and gambling business, and from April 2003 to May 2006 he was CFO of Telecity plc, a pan European carrier and cloud neutral data center business, both publicly traded companies on the London Stock Exchange. He was one of the founders and CFO of private-equity-backed Storm Telecommunications Limited, a U.S. and pan European data and network service provider. In his early career, Mr. Joshi spent 8 years in professional practice, predominantly with Arthur Andersen. Mr. Joshi holds a Bachelor’s Degree in Civil Engineering from Imperial College, London and is a chartered accountant.

Giuliano Di Vitantonio, Chief Marketing Officer

Mr. Di Vitantonio joined Interxion in January 2015 and is responsible for our market and product strategies, including product management, product marketing, segment strategy and business development. He joined from Cisco Systems, where he held the position of Vice President Marketing, Data Center & Cloud.

Mr. Di Vitantonio has over 20 years of experience in the IT industry, including 17 years at Hewlett-Packard, where he held a broad range of positions in R&D, strategy, consulting, business development and marketing. Mr. Di Vitantonio’s areas of expertise include IT management software, enterprise applications, data center infrastructure and business intelligence solutions. He has a Masters degree in EE/Telecommunications from the University of Bologna and an MBA from the London Business School. Mr. Di Vitantonio has lived in five different countries and is fluent in four languages.

Jaap Camman, Senior Vice President, Legal

Mr. Camman is responsible for all legal and corporate affairs across the Group. He joined us in November 1999 as Manager Legal and has been our Executive Vice President Legal since July 2002. Before joining us, he worked for the Dutch Government from February 1994 until October 1999. His latest position was Deputy Head of the Insurance Division within The Netherlands Ministry of Finance. Mr. Camman holds a Law Degree from Utrecht University.

Jan-Pieter Anten, Vice President, Human Resources

Mr. Anten joined us as Vice President Human Resources in October 2011. Prior to joining us, Mr. Anten worked for Hay Group, a global management consulting firm, as Director International Strategic Clients Europe, where he led major accounts within the European market. Prior to that, he held the position of Vice President Human Resources at Synthon, an international organization with worldwide affiliates. Before Synthon he worked for Hay Group as a Senior Consultant. Mr. Anten holds a degree from the University of Utrecht.

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

Frank Esser, Non-Executive Director

Mr. Esser serves on our board of directors, to which he was appointed in June 2014. From 2000 onwards, he has held various positions with the French telecom operator SFR, where, from 2002 to 2012, he was President and CEO. From 2005 to 2012, he was a member of the board of Vivendi Management. Prior to that he was a Senior Vice President of Mannesmann International Operations until 2000. Mr. Esser serves on the board of AVG N.V., Rentabiliweb S.A. and Swisscom AG. He is a Business Administration graduate from Cologne University and he holds a Doctorate in Business Administration from the Cologne University.

Mark Heraghty, Non-Executive Director

Mr. Heraghty serves on our board of directors, to which he was appointed in June 2014. His most recent position is Managing Director of Virgin Media Business. From 2006 to 2009, he was President EMEA for Reliance Globalcom with regional responsibility for the former FLAG Telecom and Vanco businesses which Reliance acquired. From 2000 to 2003, he was the CEO Europe for Cable & Wireless. Mr. Heraghty graduated from Trinity College Dublin with a degree in Mechanical Engineering (1985) and holds an MBA awarded by Warwick University (1992).

Jean F.H.P. Mandeville, Non-Executive Director

Mr. Mandeville serves on our board of directors, to which he was appointed in January 2011. Mr. Mandeville is a co-founder and general partner of private equity firm Astra Capital Management LLC. From October 2008 to December 2010, Mr. Mandeville served as Chief Financial Officer and board member of MACH S.à. r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd. from February 2005 to September 2008.

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

Rob Ruijter, Non-Executive Director

Mr. Ruijter serves on our board of directors, to which he was appointed in December 2014. Mr. Ruijter was the Chief Financial Officer of KLM Royal Dutch Airlines from 2001 until its merger with Air France in 2004 and the Chief Financial Officer of VNU N.V. (a publicly listed marketing and publishing company now the Nielsen company) between 2004 and 2007. In 2009 and 2010 he served as the CFO of ASM International N.V. (a publicly listed manufacturer of electronic components) and in 2013 as the interim CEO of Vion Food Group N.V.

Mr. Ruijter currently serves on the Supervisory Boards of Wavin N.V. (a manufacturer of piping) and Ziggo N.V. (a publicly listed cable company) as Chairman of the Audit Committee and as non-executive director of Inmarsat Plc. He also serves on the Supervisory Board of Delta Lloyd N.V. as Chairman of the Remuneration Committee and a member of the Audit and Risk Committees. Mr. Ruijter is a Certified Public Accountant in the United States and in The Netherlands and a member of the ACT in the UK.

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

The class I Directors serve for a term expiring at the annual general meeting of shareholders in 2017, the class II Directors serve for a term expiring at the annual general meeting of shareholders in 2015, and the class III Directors serve for a term expiring at the annual general meeting of shareholders in 2016. At each annual general meeting of shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding annual general meeting of shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

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

Audit Committee

Our audit committee consists of three independent Directors, Rob Ruijter, Frank Esser and Mark Heraghty, with Rob Ruijter serving as the chairperson of the audit committee. The audit committee is independent as defined under and required by Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (“Rule 10A-3”) and the NYSE. Our board of directors has determined that Rob Ruijter qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F. The audit committee has the responsibility, subject to Board and shareholder approval, for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, KPMG Accountants N.V. In addition, approval of the audit committee is required prior to our entering into any related-party transaction. It is also responsible for “whistle-blowing” procedures, certain other compliance matters and the evaluation of the Company’s policies with respect to risk assessment and risk management.

Compensation Committee

Our compensation committee consists of two independent Directors, Frank Esser and Mark Heraghty, and one non-independent Director, John C. Baker, who serves as the chairperson of the compensation committee. Among other things, the compensation committee reviews, and makes recommendations to the Board regarding, the compensation and benefits of our CEO and our Board. The compensation committee also administers the issuance of stock options and other awards under our equity incentive plan and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants.

Under Section 303A.05 of the NYSE rules, which govern compensation committees, the Company’s Compensation Committee does not meet the NYSE independence standard, as one (1) member of that committee is not “independent” as defined under the applicable NYSE rules.

Nominating Committee

Our nominating committee consists of two independent Directors, Frank Esser and Mark Heraghty, and one non-independent Director, John C. Baker, who serves as the chairman of the nominating committee. The nominating committee is responsible for, among other things, developing and recommending to our Board our corporate governance guidelines, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next annual meeting of shareholders, and selecting director candidates to fill any vacancies on the Board.

Under Section 303A.04 of the NYSE rules, which govern nominating/corporate governance committees, the Company’s Nominating Committee does not meet the NYSE independence standard, as one (1) member of that committee is not “independent” as defined under the applicable NYSE rules.

Compensation

The aggregate annual compensation of our Senior Management and Non-Executive Directors for the year ended December 31, 2014 was approximately €5.0 million.

The aggregate compensation of our Non-Executive, Executive Directors, and other Senior Management members for the year ended December 31, 2014 is set forth below.

	Annual compensation	Bonus	Share- based payment charges	Termination / post- employment benefits	Total
				(€’000)
D.C. Ruberg	590	613	872	—	2,075
J.C. Baker	48	—	40	—	88
F. Esser	33	—	20	—	53
M. Heraghty	33	—	20	—	53
J.F.H.P. Mandeville	63	—	40	—	103
R.M. Manning	40	—	40	—	80
R. Ruijter	10	—	10	—	20
D. Lister	25	—	22	—	47
C.G. van Luijk	38	—	20	—	58
M. Massart	30	—	20	—	50

Subtotal	910	613	1,104	—	2,627
Senior Management (excluding D.C. Ruberg)1)	874	368	1,110	50	2,402

Total	1,784	981	2,214	50	5,029

None of the non-executive directors is entitled to any contractually agreed benefit upon termination. Upon termination, the Executive Director is entitled to a contractually agreed benefit compensation equal to twelve months base salary.

Employee Share Ownership Plans

On May 24, 2013, pursuant to the recommendation of our Compensation Committee, our Board adopted the 2013 International Equity Based Incentive Plan (the “2013 Plan”). The 2013 Plan was implemented to replace the InterXion Holding N.V. 2011 International Stock Option Plan and Incentive Master Award Plan (the “2011 Plan”). Pursuant to further recommendation of our Compensation Committee, our Board amended the 2013 Plan and adopted the 2013 Amended International Equity Based Incentive Plan (the “2013 Amended Plan”) on October 30, 2013. The 2013 Amended Plan was further amended on March 17, 2014 by our Board, pursuant to the recommendation of our Compensation Committee to Clarify that the 2013 Amended Plan was adopted by the Board of Directors, instead of just by the Compensation Committee. The 2013 Amended Plan provides the Compensation Committee with the authority to award options, performance shares and restricted shares to certain employees and advisors.

We implemented the 2013 Amended Plan to attract and retain certain employees, advisors and board members and reward them for their contributions to the Group. The 2013 Amended Plan is designed to act as an incentive scheme, whereby various equity-based instruments may be awarded from time-to-time in accordance with the terms and conditions of the 2013 Amended Plan. The 2013 Plan was discontinued following the implementation of the 2013 Amended Plan, however, outstanding options will continue to be governed by the terms of the 2013 Plan until such options have been exercised in full.

The total number of shares which may be granted pursuant to the 2013 Amended Plan is 5,273,371 shares (the “Share Pool”). The Share Pool includes grants made under the 2011 Plan, the 2013 Plan and the 2013 Amended Plan. Shares subject to awards that expire, terminate or are otherwise surrendered, canceled or forfeited under the 2011 Plan, the 2013 Plan or the 2013 Amended Plan are returned to the Share Pool. Taking into account the grants made under those plans, as of December 31, 2014, approximately 2.5 million shares are available for grant.

Notes:

(1)	The compensation for the Senior Management team (excluding D.C. Ruberg) includes the compensation for J. Joshi, J. Camman, J.P. Anten for the full year and K. Dean (previous Chief Marketing Officer) up to and including February 2014.

Under the 2011 Plan, our Board could grant options for ordinary shares to certain eligible persons following completion of our initial public offering. The 2011 Plan was discontinued following the implementation of the 2013 Plan.

Our 2008 International Stock Option Plan and Incentive Master Award Plan (the “2008 Plan”) was discontinued following our initial public offering. Outstanding options, however, will continue to be governed by the terms of the 2008 Plan until such options have been exercised in full.

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

Stock Options, Restricted and Performance Shares

As of March 31, 2015 our directors and senior managers were granted the awards (options, restricted and performance shares outstanding) as set forth below. The awards with exercise prices denominated in $ are awards granted under the 2011 Plan, the 2013 Plan and the 2013 Amended Plan. The restricted shares have been granted under the 2013 Amended Plan and the 2013 Plan, and the performance shares have been granted under the 2013 Amended Plan.

The ordinary shares beneficially owned by our directors and senior managers are disclosed in Item 7 “Major Shareholders and Related Party Transactions.”

Name	Awards granted outstanding	Awards granted outstanding, but unvested	Award Exercise Price(s)	Award Expiration Date
D. Ruberg	600,000	—	$14.74	November 5, 2019	(1)
	94,485	94,485	$0.00	December 31, 2017	(1)(2)
J. Baker	5,000	—	$18.01	June 27, 2017
	1,996	1,996	$0.00	June 2015	(3)
F. Esser	1,996	1,996	$0.00	June 2015	(3)
M. Heraghty	1,996	1,996	$0.00	June 2015	(3)
J.F.H.P. Mandeville	15,000	—	$13.00	June 29, 2016
	1,996	1,996	$0.00	June 2015	(3)
R. Manning	5,000	—	$18.01	June 27, 2017
	1,996	1,996	$0.00	June 2015	(3)
R. Ruijter	1,996	1,996	$0.00	June 2015	(3)
J. Joshi	100,000	43,750	$10.00	October 31, 2020	(1)
	18,660	18,660	$0.00	December 31, 2017	(1)(2)
G. Di Vitantonio	50,000	50,000	$0.00	March 1, 2017	(1)
J. Camman	21,875	21,875	$10.00	October 31, 2020	(1)
	7,500	7,500	$0.00	January 1, 2018	(1)
	12,512	12,512	$0.00	December 31, 2017	(1)(2)
J.P. Anten	11,250	11,250	$11.50	October 10, 2019	(1)
	10,000	10,000	$10.00	January 11, 2021	(1)
	7,500	7,500	$0.00	January 1, 2018	(1)
	11,917	11,917	$0.00	December 31, 2017	(1)(2)

Notes:

(1)	Represent awards of options, restricted and performance shares which contractually may vest and any lock up provisions will expire immediately upon a change of control.
(2)	Represent conditional awards of performance shares related to the year ended December 31, 2014. The actual initial performance shares award is subject to shareholder approval at the next General Meeting of Shareholders, which we anticipate will be held in June 2015.
(3)	Represent awards of restricted shares to Non-executive Directors that were approved at the General Meeting of Shareholders in June 2014. The awards will vest at the next General Meeting of Shareholders, which we anticipate will be held in June 2015. After vesting, these restricted shares are subject to lock-up provisions.

Employees

For a discussion of the number of employees, see Item 4 “Information on the Company—Employees.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to Directors, Senior Management and major shareholders, meaning shareholders that are beneficial owners of 5% or more of our ordinary shares as of March 31, 2015.

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

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (%)
5% Shareholders
Baker Capital(1)(2)	18,677,892	26.85%
Lamont Finance N.V.(1)(2)	18,642,916	26.80%
Baker Capital Partners II, LLC(1)(2)	20,000	*
Baker Communications Fund II, L.P.(1)(2)(5)	14,976	*
Eminence Capital, LP(3)	6,058,008	8.71%
North Run Advisors, LLC(4)	4,950,300	7.12%

Directors and Senior Management
David Ruberg(5)(6)	1,388,000	2.00%
John C. Baker(2)(5)	69,712	*
Jean F.H.P. Mandeville(5)	17,047	*
Robert M. Manning(2)(5)	19,238	*
Josh Joshi(7)	64,360	*
Giuliano Di Vitantonio(8)	13,300	*
Jaap Camman(9)	3,125	*
Jan Pieter Anten(10)	5,000	*

Notes:

(1)	The address of Baker Communications Fund II, L.P. is 575 Madison Avenue, New York, NY 10022.
(2)	The board of managers of the general partners of each of Baker Capital Partners II and Baker Capital Partners (Anguilla) II (as general partner of Baker Communications Fund II (Cayman) which is sole shareholder and managing director of Lamont Finance N.V.) consists of John C. Baker, Robert M. Manning and Henry G. Baker and each manager may be deemed to share voting and dispositive control over the shares held by those entities. Each of Mr. Baker and Mr. Manning is currently a director on our board of directors. Each of Mr. Baker and Mr. Manning disclaims beneficial ownership of shares held by Baker Capital except to the extent of their respective pecuniary interest therein.
(3)	Eminence Capital, LP filed a schedule 13G/A on February 17, 2015, in which it reported that 6,058,008 ordinary shares were held by direct and indirect subsidiaries of Eminence Capital, LP in their role as the management company to the Eminence Funds, with respect to ordinary shares directly owned by the Eminence Funds and the investment advisor to Eminence GP, LLC, separately managed accounts (“SMA”), with respect to ordinary shares directly owned by the SMA. Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.
(4)	North Run Advisors, LLC, North Run Capital, L.P., Todd B. Hammer and Thomas B. Ellis filed a schedule 13G on February 13, 2015 in which they reported they may be deemed the beneficial owners of 4,950,300 common stock. This amount consists of (i) 4,275,000 shares of common stock and (ii) options exercisable to receive 675,300 shares of common stock. They have the shared power to vote and dispose of the 4,950,300 shares of common stock beneficially owned.
(5)	David Ruberg, Jean Mandeville, Frank Esser, Mark Heraghty, John Baker and Rob Manning own our shares, restricted shares (subject to lock-up provisions) and/or share options. Messrs. Baker and Manning are associated with (i) Baker Capital, through Lamont Finance N.V., which owned 26.80% of our shares as of March 31, 2015; (ii) Baker Capital Partners II, LLC, and (iii) Baker Communications Fund II, L.P., which owned less than one percent of our shares as of March 31, 2015.
(6)	David Ruberg is our President, Chief Executive Officer, Vice-Chairman and Executive Director. David Ruberg’s shares beneficially owned consist of our ordinary shares, performance shares and options for our ordinary shares.

(7)	Josh Joshi is our Chief Financial Officer. Josh Joshi’s total shares beneficially owned consist of restricted shares, performance shares and options for our ordinary shares.
(8)	Giuliano Di Vitantonio is our Chief Marketing Officer as of January 1, 2015. Giuliano Di Vitantonio’s total shares beneficially owned consist of restricted shares.
(9)	Jaap Camman is our Senior Vice President of Legal and Corporate Secretary. Jaap Camman’s shares beneficially owned consist of restricted shares, performance shares and options for our ordinary shares.
(10)	Jan Pieter Anten is our Vice President of Human Resources. Jan Pieter Anten’s shares beneficially owned consist of restricted shares, performance shares and options for our ordinary shares.

We effected a registered public offering of our ordinary shares and our ordinary shares began trading on the NYSE on January 28, 2011. Accordingly, certain of our principal shareholders acquired their ordinary shares either at or subsequent to this time. Our major shareholders have the same voting rights as our other shareholders, but Baker Capital currently has the right to nominate a majority of the members of our Board, as described below in “Related Party Transactions – Shareholders Agreement with Baker Capital.” As of March 31, 2015, we had 12 shareholders of record. Four of the shareholders of record were located in the United States and held in the aggregate 69,463,524 ordinary shares representing approximately 99.9% of our outstanding ordinary shares. However, the United States shareholders of record include Cede & Co., which, as nominee for The Depository Trust Company, is the record holder of 50,803,585 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

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

Registration Rights Agreement

We have entered into a registration rights agreement with affiliates of Baker Capital (the “Baker Shareholders”), pursuant to which 30,801,491 ordinary shares are entitled to the registration rights described below. Of these shares 12,143,599 shares have been distributed by Baker Capital to its limited partners, of which 2,000,000 shares were distributed on November 18, 2014 and 10,143,599 shares March 15, 2012.

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

Irrevocable Undertaking Agreements

Irrevocable Undertaking Agreement by Lamont Finance N.V. and Baker Communications Fund II, L.P. On March 9, 2015, in connection with our entry into the Implementation Agreement with TelecityGroup, Lamont Finance N.V. and Baker Communications Fund II, L.P. signed an irrevocable undertaking agreement with TelecityGroup in respect of their Interxion shares to, among other things,: (i) not to sell their shares; and (ii) accept the offer to be made by TelecityGroup pursuant to the Implementation Agreement. In addition, Lamont Finance N.V. and Baker Communications Fund II, L.P. both agreed, subject to certain exceptions, not to sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in any shares of TelecityGroup issued to such parties in connection with the proposed transaction and not distributed to their direct or indirect partners or any interest therein at any time before the date falling 180 days after the closing date of the proposed transaction.

Irrevocable Undertaking Agreement by David Ruberg. On March 9, 2015, in connection with our entry into the Implementation Agreement with TelecityGroup, Mr. Ruberg signed an irrevocable undertaking agreement with TelecityGroup in respect of his Interxion shares to, among other things,: (i) not sell his shares; and (ii) accept the offer to be made by TelecityGroup pursuant to the Implementation Agreement. In addition, Mr. Ruberg has undertaken to exercise his vested options related to 600,000 Interxion shares prior to the consummation of the proposed transaction, and that such shares (after (i) sales to fund exercise costs, tax liabilities on such exercise and (ii) sales of up to $2,000,000 in net proceeds) will be exchanged in the proposed transaction.

Form of Irrevocable Undertaking Agreement for Other Directors of Interxion Holding N.V. On March 9, 2015, in connection with our entry into the Implementation Agreement with TelecityGroup, Messrs. J. Baker, F. Esser, M. Heraghty, J.F.H.P. Mandeville, R. Manning and R. Ruijter each signed irrevocable undertaking agreement with TelecityGroup in respect of their Interxion shares to, among other things,: (i) not to sell their shares; and (ii) accept the offer to be made by TelecityGroup pursuant to the Implementation Agreement. Mr. Ruberg and the other Directors, have also agreed, subject to certain exceptions, not to not to sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in any shares of TelecityGroup issued to such persons in connection with the proposed transaction at any time before the date falling 180 days after the closing date of the proposed transaction.

ITEM 8: FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings, please refer to Item 4 “Information on the Company,” above.

Dividends and Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying dividends on our ordinary shares. Our board of directors will have the discretion to determine to what extent profits shall be retained by way of a reserve. The remaining profits will be at the disposal of our general meeting of shareholders for distribution of a dividend or to be added to the reserves or for such other purposes as our general meeting of shareholders decides, upon a proposal of our board of directors. Our board of directors, in determining whether to recommend to our shareholders the payment of dividends, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant. In addition, our outstanding €475 million 6.00% Senior Secured Notes due 2020 and our credit agreements limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. To the extent we pay dividends in euro, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euro. Shareholders will bear any costs related to the conversion of euro into U.S. dollars.

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

ITEM 9: THE OFFER AND LISTING

Markets

Our ordinary shares began trading on the NYSE under the symbol “INXN” on January 28, 2011.

New York Stock Exchange Trading History

The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the NYSE.

Yearly highs and lows	High	Low
	($ per ordinary shares)
2014	29.01	23.25

Quarterly highs and lows	High	Low
	($ per ordinary shares)
2015
First quarter	32.50	26.47
Second quarter (through April 17, 2015)	30.73	28.59

2014
First quarter	25.81	23.25
Second quarter	27.59	23.64
Third quarter	29.01	26.58
Fourth quarter	28.60	24.97

2013
First quarter	26.28	22.56
Second quarter	27.67	22.73
Third quarter	27.32	22.24
Fourth quarter	23.61	20.67

2012
First quarter	18.10	13.57
Second quarter	20.28	15.82
Third quarter	22.72	17.49
Fourth quarter	23.76	20.26

2011
First quarter (from January 28, 2011)	15.88	12.11
Second quarter	15.62	12.93
Third quarter	15.39	10.71
Fourth quarter	14.24	11.12

Monthly highs and lows	High	Low
	($ per ordinary shares)
2015
January	28.24	27.29
February	32.50	26.47
March	31.12	28.06
April (through April 17, 2015)	30.73	28.59

2014
October	27.52	24.97
November	28.60	27.21
December	27.81	25.98

On April 17, 2015, the closing price of InterXion’s ordinary shares listed on The New York Stock Exchange was $30.73.

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

On June 17, 2013, we entered into the English law governed Revolving Facility Agreement between, among others, InterXion Holding N.V., the lenders named therein (the “Lenders”) and Barclays Bank PLC as agent (the “Agent”) and security trustee, pursuant to which a €100.0 million revolving facility has been made available to the Company.

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

In addition to voluntary prepayments, the Revolving Facility Agreement requires mandatory prepayment (or, as the case may be, an offer to do so) in full or in part in certain circumstances, including:

•	with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the Revolving Facility Agreement or to maintain its participation in any loan under the Revolving Facility;

•	if a lender so requires in respect of that lender’s participation in an outstanding loan under the Revolving Facility, upon a Change of Control (as defined in the Revolving Facility Agreement); and/or

•	upon the occurrence of the sale of all or substantially all of the assets of the Group.

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

On July 3, 2013, the Company issued an aggregate principal amount of €325 million 6.00% Senior Secured Notes due 2020 (the “Initial Notes”). On April 29, 2014, the Company issued a further €150 million aggregate principal amount of 6.00% Senior Secured Notes due 2020 (the “Additional Notes” and together with the Initial Notes, the “Senior Secured Notes”). The Additional Notes were issued pursuant to the same indenture as the Initial Notes.

The aggregate €475 million Senior Secured Notes due 2020 are governed by an indenture dated July 3, 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio to exceed 2.00 and a consolidated senior leverage ratio not to exceed 4.00.

The obligations under the €475 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

The Company may redeem all or part of the €475 million Senior Secured Notes due 2020. The Company has the following redemption rights:

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

The notice convening any general meeting of shareholders must include an agenda indicating the items for discussion, or it must state that the shareholders and any holders of depositary receipts for ordinary shares may review such agenda at our main offices in The Netherlands. We will have the notice published by electronic means of communication which is directly and permanently accessible until the meeting and in such other manner as may be required to comply with any applicable rules of the NYSE. The explanatory notes to the agenda must contain all facts and circumstances that are relevant for the proposals on the agenda. Such explanatory notes and the agenda will be placed on our website.

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

This section does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, any estate or gift tax consequences or the Medicare tax on certain “net investment income.” If any entity or arrangement that is treated as a partnership for United States federal income tax purposes is a beneficial owner of our ordinary shares, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors.

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

PFIC Rules

We believe that our ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any future taxable year. Furthermore, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of our ordinary shares could render us a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Information with respect to Foreign Financial Assets

U.S. individuals that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by certain financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Our shares may be subject to these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

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

As of December 31, 2014, the interest payable under the Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points per annum, (ii) any Danish Kroner amounts drawn would be at the rate of CIBOR plus 350 basis points per annum, (iii) any Swedish Kroner amounts drawn would be at the rate of STIBOR plus 350 basis points per annum and (iv) other applicable currencies including GBP amounts drawn at the rate of LIBOR plus 350 basis points per annum. The Revolving Facility was undrawn as of December 31, 2014.

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

ITEM 15: CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) have been evaluated as of December 31, 2014. Based upon the evaluation, the CEO and CFO, concluded that as of December 31, 2014, the Company’s disclosure controls and procedures were effective and designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in the ‘Internal Control Integrated Framework (2013)’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

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

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Rob Ruijter is the audit committee financial expert as defined by the SEC and meets the applicable independence requirements of the SEC and the NYSE.

ITEM 16B: CODE OF ETHICS

Our board of directors has adopted a code of ethics on January 21, 2013, which applies to our principal executive officer, principal financial officer, principal accounting officers, controllers and employees. The code is posted on our website at www.interxion.com.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Accountants N.V. has served as the Company’s principal accountant for the fiscal years ended December 31, 2014, 2013 and 2012. Set forth below are the fees for audit and other services rendered by KPMG Accountants N.V. or other KPMG network for the fiscal years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
	(€’000)
Audit fees	894	1,018	758
Audit-related fees	255	346	277
Tax fees	3	—	—
All other fees	58	64	—

Total	1,210	1,428	1,035

Audit fees include fees billed for audit services rendered for the Company’s annual consolidated financial statements filed with regulatory organizations.

Audit-related fees primarily relate to quarterly financial review services and service organization control reports such as SOC 2 and ISAE 3402 reports.

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

Internal Audit Function

Under Section 303A.07 of the NYSE rules, a domestic listed company must have an internal audit function. In 2014, a formal internal audit function was not in place.

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-64, which are incorporated herein by reference.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number	Description of Document

1.1‡	Articles of Association of InterXion Holding N.V., as amended, dated as of January 20, 2012.

1.2‡	Bylaws of InterXion Holding N.V. dated as of January 23, 2012.

2.1*	Form of Registration Rights Agreement.

2.2‡	Indenture dated as of July 3, 2013 among InterXion Holding N.V., as Issuer, InterXion Belgium N.V., InterXion Danmark ApS, InterXion Carrier Hotel Limited, InterXion Datacenters B.V., InterXion Deutschland GmbH, Interxion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland Limited, InterXion Nederland B.V. and InterXion Operational B.V., as initial guarantors, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC, as security trustee.

2.3☐	Supplemental Indenture dated as of December 17, 2013 among InterXion Holding N.V., as Issuer, InterXion Sverige AB, as Guaranteeing Entity, InterXion Belgium N.V., InterXion Danmark ApS, InterXion Carrier Hotel Limited, InterXion Datacenters B.V., InterXion Deutschland GmbH, InterXion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland Limited, InterXion Nederland B.V. and InterXion Operational B.V., as guarantors and The Bank of New York Mellon, London Branch, as trustee.

2.4	Supplemental Indenture dated as of December 22, 2014 among InterXion Holding N.V., as Issuer, InterXion Österreich GmbH, as Guaranteeing Entity, and The Bank of New York Mellon, London Branch, as trustee.

2.5‡	The Intercreditor Agreement dated July 3, 2013, by and among, Interxion Holding N.V., Barclays Bank PLC, as revolving agent, The Bank of New York Mellon, London Branch, as original senior secured notes trustee, the revolving lenders named therein, the original debtors named therein, and Barclays Bank PLC as security trustee.

2.6☐	Amendment Letter to the Intercreditor Agreement dated December 17, 2013, by and among, Interxion Holding N.V., the original debtors and financial institutions as listed in the Intercreditor Agreement, The Bank of New York Mellon, London Branch, as original senior secured notes trustee and Barclays Bank PLC, as original hedge counterparty, revolving agent and security trustee.

4.1☐	Senior Multicurrency Revolving Facility Agreement dated as of June 17, 2013 among Interxion Holding N.V., ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Bank of America Securities Limited.

4.2‡	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated April 9, 2014, by and among, Interxion Holding N.V., and Barclays Bank PLC, as agent.

4.3	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated July 17, 2014, by and among, Interxion Holding N.V., and Barclays Bank PLC, as agent.

4.4☐	Accession Letter to the Senior Multicurrency Revolving Facility Agreement dated December 17, 2013 among InterXion Holding N.V. and InterXion Sverige AB, as additional guarantor.

4.5	Accession Letter to the Senior Multicurrency Revolving Facility Agreement dated December 22, 2014 among InterXion Holding N.V. and InterXion Österreich GmbH, as additional guarantor.

4.6*	Shareholders Agreement among InterXion Holding N.V., Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.

4.7‡	The Implementation Agreement and Plan of Organization between TelecityGroup plc and Interxion Holding N.V. dated March 9, 2015.

4.8‡	Irrevocable Undertaking Agreement by Mr. D. Ruberg, dated March 9, 2015.

Exhibit Number	Description of Document

4.9‡	Irrevocable Undertaking Agreement by Lamont Finance N.V. and Baker Communications Fund II, L.P., dated March 9, 2015.

4.10‡	Form of Irrevocable Undertaking Agreement for other directors of Interxion Holding N.V.

4.11	Cost cover letter from Interxion Holding N.V. to Lamont Finance, N.V., Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P., dated March 9, 2015.

4.12‡	Directors Remuneration Policy of InterXion Holding N.V. dated January 20, 2012.

4.13☐	Management Agreement Managing Director InterXion Holding N.V. dated July 15, 2013.

4.14§	InterXion Holding N.V. 2008 International Stock Option and Incentive Master Award Plan dated January 2008.

4.15§	InterXion Holding N.V. 2011 International Stock Option and Incentive Master Award Plan dated May 31, 2011.

4.16‡	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated October 30, 2014.

4.17‡	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated March 17, 2014.

4.18☐	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated July 2, 2013.

4.219‡	Senior secured facility agreement dated April 14, 2014 by and among the Company, the guarantors thereunder, ABN AMRO Bank N.V. and Barclays Bank PLC, as lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee.

4.20*†	Lease Agreement between InterXion Österreich GmbH and S-Invest Beteiligungsgesellschaft mbH dated January 1, 2000 as amended by the Supplement to the Floridsdorf Technology Park Lease dated November 13, 2007.

4.21*†	Lease Agreement among InterXion Holding N.V., InterXion Belgium N.V. and First Cross Roads dated June 25, 2001.

4.22*†	Lease Agreement between InterXion HeadQuarters B.V. and Keops A/S dated May 1, 2000.

4.23*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated June 29, 2007 as amended by the Amendment to the Lease Agreement dated October 26, 2007.

4.24*†	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated April 28, 2006.

4.25*†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 15 to the Lease Agreement dated November 30, 2009.

4.26*†	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

4.27*†	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

4.28*†	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

4.29*†	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

4.30*†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Eliahou Zeloof, Amira Zeloof, Ofer Zeloof and Oren Zeloof dated February 23, 2000.

4.31*†	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

4.32☐†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Amira Zeloof, Ofer Zeloof and Oren Zeloof dated November 1, 2011.

4.33☐†	Lease Agreement among InterXion Holding N.V., InterXion France Sas and Corpet Louvet Sas dated January 3, 2011.

4.34☐†	Lease Agreement among InterXion Holding N.V., InterXion España, S.A.U and Chainco Investments Company, S.L. dated October 10, 2011.

Exhibit Number	Description of Document

4.35☐†	Lease Agreement among InterXion España, S.A.U. and Edificios Alsina Sur, S.A. dated February 27, 2012.

4.36☐†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 17 to the Lease Agreement dated September 1, 2011.

4.37††	Lease Agreement between InterXion Netherlands B.V. and ProLogis Netherlands VII SarL dated April 15, 2013.

4.38††	Lease Agreement among InterXion España, S.A.U. and Edificios Alsina Sur, S.A. dated June 5, 2013.

4.39††	Lease Agreement between InterXion Deutschland GmbH and Union Investment Real Estate GmbH date August 2, 2013.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Consent of KPMG Accountants N.V.

Notes:

*	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form F-1 (File No. 333-171662) filed with the SEC and hereby incorporated by reference to such Registration Statement.
†	Confidential treatment has been received for certain portions which are omitted in the copy of the exhibit filed with the SEC. The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
††	The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
‡	Previously filed as an exhibit on Form 6-K (File No. 001-35053) filed with the SEC and hereby incorporated by reference.
§	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form S-8 (File No. 119-28329) filed with the SEC and hereby incorporated by reference to such Registration Statement.
☐	Previously filed as an exhibit on Form 20-F (File No. 001-35053) filed with the SEC and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERXION HOLDING N.V.

/s/ David C. Ruberg

Name:	David C. Ruberg

Title:	Chief Executive Officer

Date:	April 28, 2015

INDEX TO FINANCIAL STATEMENTS

Audited financial statements of InterXion Holding N.V. as of and for the years ended December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of InterXion Holding N.V.

We have audited the accompanying consolidated statements of financial position of Interxion Holding N.V. and subsidiaries as of December 31, 2014, 2013 and 2012, and the related consolidated income statements and, consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended. We also have audited Interxion Holding N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Interxion Holding N.V.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interxion Holding N.V. and subsidiaries as of December 31, 2014, 2013 and 2012, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Interxion Holding N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO).

/s/ KPMG Accountants N.V.

Rotterdam, The Netherlands

April 28, 2015

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31
	Note	2014	2013	2012
		(€’000)
Revenue	5,6	340,624	307,111	277,121
Cost of sales	5,7	(139,075)	(124,141)	(113,082)

Gross profit		201,549	182,970	164,039
Other income	5	271	341	463
Sales and marketing costs	5,7	(24,551)	(22,818)	(20,100)
General and administrative costs	5,7,10	(98,884)	(90,134)	(79,243)

Operating profit	5	78,385	70,359	65,159
Finance income	8	890	484	907
Finance expense	8	(28,766)	(57,937)	(18,653)

Profit before taxation		50,509	12,906	47,413
Income tax expense	9	(15,449)	(6,082)	(15,782)

Profit for the year attributable to shareholders		35,060	6,824	31,631

Earnings per share attributable to shareholders:

Basic earnings per share: (€)	16	0.51	0.10	0.47
Diluted earnings per share: (€)	16	0.50	0.10	0.46

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended December 31
	2014	2013	2012
	(€’000)
Profit for the year attributable to shareholders	35,060	6,824	31,631
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences	4,201	(3,220)	2,588
Effective portion of changes in fair value of cash flow hedge	(458)	90	—
Tax on items that are, or may be, reclassified subsequently to profit or loss	(367)	544	(571)

Other comprehensive income/(loss), net of tax	3,376	(2,586)	2,017

Total comprehensive income attributable to shareholders	38,436	4,238	33,648

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at December 31
	Note	2014	2013	2012
		(€’000)
Non-current assets
Property, plant and equipment	10	895,184	698,748	620,931
Intangible assets	11	18,996	17,878	18,638
Deferred tax assets	9	30,064	34,446	30,376
Financial asset	12	774	774	774
Other non-current assets	13	5,750	16,536	4,959

		950,768	768,382	675,678
Current assets
Trade and other current assets	13	120,762	96,703	74,854
Short term investments	14	1,650	—	—
Cash and cash equivalents	14	99,923	45,690	68,692

		222,335	142,393	143,546

Total assets		1,173,103	910,775	819,224

Shareholders’ equity
Share capital	15	6,932	6,887	6,818
Share premium	15	495,109	485,347	477,326
Foreign currency translation reserve	15	10,440	6,757	9,403
Hedging reserve, net of tax	15	(247)	60	—
Accumulated deficit	15	(76,089)	(111,149)	(117,973)

		436,145	387,902	375,574
Non-current liabilities
Trade payables and other liabilities	17	12,211	11,537	11,194
Deferred tax liability	9	7,029	4,147	2,414
Provision for onerous lease contracts	18	1,491	4,855	7,848
Borrowings	19	540,530	362,209	288,085

		561,261	382,748	309,541
Current liabilities
Trade payables and other liabilities	17	146,502	132,093	127,778
Income tax liabilities		4,690	2,229	2,301
Provision for onerous lease contracts	18	3,443	4,020	3,978
Borrowings	19	21,062	1,783	52

		175,697	140,125	134,109

Total liabilities		736,958	522,873	443,650

Total liabilities and shareholders’ equity		1,173,103	910,775	819,224

Note:—The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Hedging Reserve	Accumulated deficit	Total equity
		(€’000)
Balance at January 1, 2014		6,887	485,347	6,757	60	(111,149)	387,902
Profit for the year		—	—	—	—	35,060	35,060
Hedging result, net of tax		—	—	—	(307)	—	(307)
Total other comprehensive income/(loss), net of tax		—	—	3,683	—	—	3,683
Total comprehensive income/ (loss), net of tax		—	—	3,683	(307)	35,060	38,436
Exercise of options		45	3,278	—	—	—	3,323
Share-based payments	21	—	6,484	—	—	—	6,484
Total contribution by, and distributions to, owners of the Company		45	9,762	—	—	—	9,807

Balance at December 31, 2014		6,932	495,109	10,440	(247)	(76,089)	436,145

Balance at January 1, 2013		6,818	477,326	9,403	—	(117,973)	375,574
Profit for the year		—	—	—	—	6,824	6,824
Hedging result, net of tax		—	—	—	60	—	60
Total other comprehensive income/(loss), net of tax		—	—	(2,646)	—	—	(2,646)
Total comprehensive income/ (loss), net of tax		—	—	(2,646)	60	6,824	4,238
Exercise of options		69	4,431	—	—	—	4,500
Share-based payments	21	—	3,590	—	—	—	3,590
Total contribution by, and distributions to, owners of the Company		69	8,021	—	—	—	8,090

Balance at December 31, 2013		6,887	485,347	6,757	60	(111,149)	387,902

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

Balance at January 1, 2012		6,613	466,166	7,386	—	(149,604)	330,561
Profit for the year		—	—	—	—	31,631	31,631
Total other comprehensive income, net of tax		—	—	2,017	—	—	2,017
Total comprehensive income, net of tax		—	—	2,017	—	31,631	33,648
Exercise of options		205	7,750	—	—	—	7,955
Share-based payments	21	—	3,410	—	—	—	3,410
Total contribution by, and distributions to, owners of the Company		205	11,160	—	—	—	11,365

Balance at December 31, 2012		6,818	477,326	9,403	—	(117,973)	375,574

Since no minority shareholders in Group equity exist, the Group equity is entirely attributable to the parent’s shareholders.

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the years ended December 31
	Note	2014	2013	2012
		(€’000)
Profit for the year		35,060	6,824	31,631
Depreciation, amortization and impairments	10,11	62,177	57,670	43,993
Provision for onerous lease contracts	18	(4,172)	(3,285)	(2,328)
Share-based payments	21	6,576	4,149	5,488
Net finance expense	8	27,876	57,453	17,746
Income tax expense	9	15,449	6,082	15,782

		142,966	128,893	112,312

Movements in trade and other current assets		(24,026)	(22,712)	(7,154)
Movements in trade and other liabilities		16,478	(3,510)	6,543

Cash generated from operations		135,418	102,671	111,701

Interest and fees paid		(25,166)	(22,747)	(18,081)
Interest received		471	569	1,007
Income tax paid		(6,305)	(7,930)	(5,545)

Net cash flow from operating activities		104,418	72,563	89,082

Cash flows from investing activities
Purchase of property, plant and equipment		(212,938)	(140,251)	(172,036)
Purchase of intangible assets		(3,339)	(3,130)	(6,295)
Acquisition of financial assets		—	—	(774)
Acquisition of short-term investments	14	(1,650)	—	—

Net cash flow used in investing activities		(217,927)	(143,381)	(179,105)

Cash flows from financing activities
Proceeds from exercised options		3,324	4,500	7,956
Proceeds from mortgages		9,185	15,490	9,890
Repayment of mortgages		(2,041)	(1,167)	—
Proceeds from revolving facility		30,000	—	—
Repayments of revolving facility		(30,000)	—	—
Proceeds 6% Senior Secured Notes due 2020		157,878	317,045	—
Repayment 9.50% Senior Secured Notes due 2017		—	(286,478)	—
Payments for revolving facility agreement		—	(1,398)	(1,159)
Interest received at issuance of Additional Notes		2,600	—	—
Interest paid related to interest received at issuance of Additional Notes		(2,600)	—	—
Transaction costs related to senior secured facility		(646)	—	—
Repayment of other borrowings		(72)	(81)	(804)

Net cash flow from financing activities		167,628	47,911	15,883
Effect of exchange rate changes on cash		114	(95)	163

Net movement in cash and cash equivalents		54,233	(23,002)	(73,977)
Cash and cash equivalents, beginning of year		45,690	68,692	142,669

Cash and cash equivalents, end of year	14	99,923	45,690	68,692

Note:— The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE 2014 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The Company’s registered office is at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2014 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

The financial statements, which were approved and authorised for issue by the Board of Directors on April 28, 2015, are subject to adoption by the General Meeting of Shareholders.

2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), effective as at December 31, 2014, as issued by the Internal Accounting Standards Board (“IASB”), and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of The Netherlands Civil Code.

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments that have been measured at fair value.

Change in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements. The standards below are applicable for financial statements as prepared after January 1, 2014 for IFRS as issued by the International Accounting Standards Board, and are effective for IFRS as endorsed by the European Union for periods ending after January 1, 2015. For preparation of these financial statements, these standards have been early adopted under IFRS as endorsed by European Union.

Amendment to IAS 32 – Financial instruments: Presentation

This amendment clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The amendment clarifies that the right of set-off must be available today, and is not contingent on a future event. Furthermore it clarifies that gross settlements with features that (i) eliminate credit and liquidity risk and (ii) process receivables and payables in a single settlement process, are effectively equivalent to net settlements, and therefore satisfy the IAS 32 criterion. The amendment has no impact on the Group’s assets and liabilities.

Amendment to IAS 36 – Impairment of assets

This amendment has made small changes to the disclosures required by this standard when the recoverable amount is determined based on fair value less costs of disposal. The amendment has impact when an impairment loss on non-financial assets is recognized or reversed. The amendment has no impact on the disclosure on the Group’s assets and liabilities.

Amendment to IAS 39 – Financial instruments: Recognition and measurement

The amendment relates to the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The group has applied the amendment and there has been no significant impact on the group financial statements as a result.

IFRIC 21 – Levies

The Group has adopted IFRIC 21 – Levies with a date of January 1, 2014. IFRIC 21 sets out the accounting for an obligation to pay a levy when that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Group is not currently subject to significant levies so the impact on the Group is not significant.

IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements, IFRS 12 “Disclosure of Interests in Other Entities” and revised standards IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” were issued during 2011 and are required to be adopted, with retrospective effect, by January 1, 2013 as per IFRS as issued by the IASB and by January 1, 2014 as per IFRS as endorsed by the European Union. These standards have already been early adopted in the Group’s 2013 financial statements.

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

Judgments, estimates and assumptions applied by management in preparing these financial statements are based on circumstances as at December 31, 2014 and Interxion operating as a stand-alone company. The closing of the intended transaction with Telecity Group Plc. (reference is made to Note 26 Events subsequent to the balance sheet date), may have an impact in the future on the judgments, estimates and assumptions as applied by management in preparing our financial statements.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment depreciation (see also Note 10) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment, where there has been a triggering event, by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. Furthermore, the valuation of some of the assets under construction requires judgments which are related to the probability of signing lease contracts and obtaining planning permits.

In February 2015, management received notification from the local Madrid municipal authorities that the Company’s subsidiary in Spain lacks certain required certificates of data center occupation and operation at our data centers in Madrid (MAD 1 and MAD 2). While we have since then obtained these certificates for the MAD 1 data center, we have made good progress obtaining these certificates for the MAD 2 data center. Based on our positive experience in obtaining the certificates for MAD 1, management is confident that the certificates for the MAD 2 data center will be obtained in due course, and the lack thereof is not considered an impairment triggering event.

In the fourth quarter of the year 2013, as part of the annual review of the estimated useful lives, the Company concluded that certain of our existing assets are used longer than originally anticipated. The estimated useful lives of certain of our property, plant and equipment have, therefore, been extended. This change was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2013 under IAS 8 “Change in Accounting Estimates”. In the fourth quarter of the year 2013, approximately €2 million lower depreciation expenses were recorded as a result of the changes in the estimated useful lives of certain of our property, plant and equipment. On an annualised basis for the year 2013, the depreciation charges would have been approximately €8 million lower.

Intangible fixed assets amortization (see also Note 11) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective.

Lease accounting (see also Note 22) — At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. Classification of a lease contract is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgments and estimates.

Provision for onerous lease contracts (see also Note 18) — A provision is made for the discounted amount of future losses that are expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet, or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Costs of site restoration (see also Note 24) — Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly, based on the rent period, contracted extension possibilities and possibilities of lease terminations.

Deferred taxation (see also Note 9) — Provision is made for deferred taxation at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending on local financial performance in each tax jurisdiction.

Share-based payments (see also Note 21) — The Group issues equity-settled share-based payments to certain employees under the terms of the long-term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares and restricted and performance shares, are measured at fair value at the date of grant. The fair value at the grant date of options is determined using the Black Scholes model and is expensed over the vesting period. The fair value at grant date of the performance shares is determined using the Monte Carlo model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Group’s share price at the date of grant and for the performance shares the relative performance of the Group’s share price compared to a group of peer companies.

Senior Secured Notes due 2020 (see also Note 19) — The Senior Secured Notes due 2020 are valued at amortized cost. The Senior Secured Notes due 2020 indenture includes specific early redemption clauses. As part of the initial measurement of the amortized costs value of the Senior Secured Notes due 2020 it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected, the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will go through the profit and loss.

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

•	Interxion HeadQuarters B.V., Amsterdam, The Netherlands;

•	Interxion Nederland B.V., Amsterdam, The Netherlands;

•	Interxion Trademarks B.V., Amsterdam, The Netherlands;

•	Interxion Österreich GmbH, Vienna, Austria;

•	Interxion Real Estate VII GmbH, Vienna, Austria;

•	Interxion Belgium N.V., Brussels, Belgium;

•	Interxion Real Estate IX N.V., Brussels, Belgium;

•	Interxion Denmark ApS, Copenhagen, Denmark;

•	Interxion Real Estate VI ApS, Copenhagen, Denmark;

•	Interxion France SAS, Paris, France;

•	Interxion Real Estate II SARL, Paris, France;

•	Interxion Real Estate III SARL, Paris, France;

•	Interxion Real Estate XI SARL, Paris, France;

•	Interxion Deutschland GmbH, Frankfurt, Germany;

•	Interxion Ireland Ltd, Dublin, Ireland;

•	Interxion Telecom SRL, Milan, Italy;

•	Interxion España SA, Madrid, Spain;

•	Interxion Sverige AB, Stockholm, Sweden;

•	Interxion (Schweiz) AG, Zurich, Switzerland;

•	Interxion Real Estate VIII AG, Zurich, Switzerland;

•	Interxion Carrier Hotel Ltd., London, United Kingdom;

•	Interxion Europe Ltd., London, United Kingdom;

•	Interxion Real Estate Holding B.V., Amsterdam, The Netherlands;

•	Interxion Real Estate I B.V., Amsterdam, The Netherlands;

•	Interxion Real Estate IV B.V., Amsterdam, The Netherlands;

•	Interxion Real Estate V B.V., Amsterdam, The Netherlands;

•	Interxion Real Estate X B.V., Amsterdam, The Netherlands;

•	Interxion Operational B.V., Amsterdam, The Netherlands;

•	Interxion Datacenters B.V., The Hague, The Netherlands (formerly Centennium Detachering B.V.);

•	Interxion Consultancy Services B.V., Amsterdam, The Netherlands (dormant);

•	Interxion Telecom B.V., Amsterdam, The Netherlands (dormant);

•	Interxion Trading B.V., Amsterdam, The Netherlands (dormant);

•	Interxion B.V., Amsterdam, The Netherlands (dormant);

•	Interxion Telecom Ltd., London, United Kingdom (dormant);

•	Stichting Administratiekantoor Management Interxion, Amsterdam, The Netherlands.

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

Financial assets are designated as at fair value through profit and loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Attributable transaction costs are recognized in profit and loss as incurred. Financial assets at fair value through profit and loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit and loss.

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

Depreciation is calculated from the date an asset becomes available for use and is depreciated on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

Data center freehold land	Not depreciated

Data center buildings	15–30 years

Data center infrastructure and equipment	5–20 years

Office equipment and other	3–15 years

Depreciation methods, useful lives and residual values are reviewed annually.

In the fourth quarter of the year 2013, as part of the annual review of the estimated useful lives, the Company concluded that certain of our existing assets are used longer than originally anticipated. The estimated useful lives of certain of our property, plant and equipment have, therefore, been extended. This change was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2013 under IAS 8 “Change in Accounting Estimates”. In the fourth quarter of the year 2013, approximately €2 million lower depreciation expenses were recorded as a result of the changes in the estimated useful lives of certain of our property, plant and equipment. On an annualised basis for the year 2013, the depreciation charges would have been approximately €8 million lower.

Data center freehold land consists of the land owned by the Company. The data center buildings consist of the core and shell in which we have constructed a data center. Data center infrastructure and equipment comprises of data center structures, leasehold improvements, data center cooling and power infrastructure, including infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office equipment and other comprises of office leasehold improvements and office equipment consisting of furniture, computer equipment and software.

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

A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease need to be made are probable to be incurred and it is possible to make an accurate estimate of these costs. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability in Note 24.

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

At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. This will be the case if the following two criteria are met:

•	the fulfilment of the arrangement is dependent on the use of a specific asset or assets; and

•	the arrangement contains the right to use an asset.

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

EBITDA and Adjusted EBITDA, as well as recurring revenue, are additional indicators of our operating performance, and are not required by or presented in accordance with, IFRS. EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, transaction costs and income from subleases on unused data center sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million Revolving Facility Agreement and €475 million 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA and Adjusted EBITDA differently. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS

This information, provided to the chief operating decision-maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance.

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

Share-based payments

The long-term incentive programme enables Group employees to earn and/or acquire shares of the Group. The fair value at the date of grant to employees of share options, as determined using the Black Scholes model for options and the Monte Carlo model for the performance shares, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options and/or shares. The amount recognized as an expense is adjusted to reflect the actual number of share options, restricted and performance shares that vest.

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

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse or loss carry forwards when they are utilized.

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

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary outstanding for the effects of all dilutive potential ordinary shares, which comprise the share options granted.

New standards and interpretations not yet adopted

The following listed new standards, amendments to standards and interpretations are available for early adoption in annual period beginning on January 1, 2014, although they are not mandatory until a later period. The Group has decided not to early adopt these new standards or amendments.

Effective date	New standard or amendments

January 1, 2016	IFRS 14 – Regulatory deferral accounts;

Amendments to IFRS 11 – Accounting for acquisitions of interests in Joint Operations

Amendments to IAS 16 and IAS 38 – Clarification of acceptable methods of depreciation and amortization;

January 1, 2017	IFRS 15 – Revenue from contracts with customers;

January 1, 2018	IFRS 9 – Financial instruments.

4	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Other price risks

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

The Group continues developing and evaluating the Group’s risk management policies with a view to identifying and analyzing the risks faces, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees the way management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks the Group faces.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument fails to meet its contractual obligations. This risk principally arises from the Group’s receivables from customers. The Group’s most significant customer, serviced from multiple locations and under multiple service contracts, accounts for less than 10% of the recurring revenues for 2014, 2013 and 2012.

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

The Group’s standard terms require contracted services to be paid in advance of these services being delivered. Next to the standard terms the Group provided service fee holidays in relation to our long-term customer contracts, for which an accrued revenue balance is accounted for. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or service to the customer being suspended.

In 2014, 94% (2013: 95% and 2012: 94%) of the Group’s revenue was derived from contracts under which customers paid an agreed contracted amount, including power on a regular basis (usually monthly or quarterly) or from deferred initial setup fees paid at the outset of the customer contract.

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

Senior Secured Notes

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

The Senior Secured Notes due 2020 are governed by an indenture dated July 3, 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (Adjusted EBITDA to Finance Charges) to exceed 2.00 and a consolidated senior leverage ratio (Total Net Debt to Pro-forma EBITDA) not to exceed 4.00. In addition, the aggregate of any outstanding debt senior to our Senior Secured Notes should not exceed €100 million.

The obligations under the Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

On April 29, 2014, the Company completed the issuance of €150.0 million aggregate principal amount of 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amount to €157.9 million, net of offering fees and expenses of €2.3 million. The net proceeds reflect the issuance of the Additional Notes at a premium at 106.75 and net of offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on July 3, 2013, the Company issued €325.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

Senior Secured Facility

On April 14, 2014, the Company entered into a senior secured facility agreement (the “Senior Secured Facility Agreement”) between, among others, the Issuer, Barclays Bank PLC and ABN AMRO Bank N.V. as lenders and Barclays Bank PLC as agent (the “Agent”) and security trustee, pursuant to which a €100.0 million senior secured term facility (the “Senior Secured Facility”) was made available to the Company.

Following the successful closing of the offering of Additional Notes (as defined and described in the preceding paragraph), the Company terminated the €100.0 million Senior Secured Facility Agreement. No amounts had been drawn under the Senior Secured Facility Agreement. However, the deferred financing fees amounting to €0.6 million were written off in April 2014 in connection with the termination of the Secured Senior Facility Agreement.

Revolving Facility

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

On July 28, 2014, Interxion Holding N.V. received consent from the lenders under its €100 million revolving facility to decrease the net assets guarantor coverage from 70% to 65% for a one-year period with effect from June 30, 2014. The Company has not been in breach of any covenants during the year.

As of December 2014, following the addition of Interxion Österreich GmbH as obligor to the group of guarantors, the net assets guarantor coverage exceeded 70%.

The net asset guarantor coverage is calculated as the aggregate net assets of the guarantors under the revolving facility (calculated on an unconsolidated basis and excluding all intragroup items and investments in subsidiaries of any member of the Group) to consolidated net assets of the Group.

The Revolving Facility Agreement also requires the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis) requiring total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.00 to 1.00. In addition, the Company must ensure, under the Revolving Facility Agreement, that the guarantors represent a certain percentage of adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under the Revolving Facility Agreement, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2014, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

As at December 31, 2014, the revolving facility agreement remained undrawn. The Company’s consolidated fixed charge ratio stood at 4.36 and the net debt ratio / consolidated senior leverage ratio stood at 3.24.

Mortgages

On November 5, 2012, the Company secured a five-year mortgage bank loan of €10 million, which is secured by mortgages on the AMS6 property, owned by Interxion Real Estate IV B.V. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. Interest is due quarterly in arrears. No financial covenants apply to this loan next to the repayment schedule.

On January 18, 2013, the Group completed two mortgage financings totaling €10 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl and the PAR5 land, owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of €167,000 commencing on April 18, 2013. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of ten years. No financial covenants apply to this loan next to the repayment schedule.

On June 26, 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing May 1, 2014 and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on the operations of Interxion Real Estate V B.V.

On April 1, 2014, the Group completed a €9.2 million mortgage financing. The facility is secured by a mortgage on the data center property in Belgium, which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of fifteen years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly instalments of €153,330 of which the first quarterly instalment was paid on July 31, 2014 and a final repayment of €153,330 is due on April 30, 2029. No financial covenants apply to this loan next to the repayment schedule.

Further details are in the Borrowing section (see Note 19).

Market risk

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the euro, but also pounds sterling (GBP), Swiss francs (CHF), Danish kroner (DKK) and Swedish kronor (SEK). The currencies in which these transactions are primarily denominated are EUR, GBP, CHF, DKK, SEK and USD.

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

Interest rate risk

Following the issue of 6.00% Senior Secured Notes due 2020, the Group is not exposed to significant variable interest rate expense for borrowings.

On November 5, 2012, the Company secured a five-year mortgage €10 million on the AMS6 data center property. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points per annum. Interest is due quarterly in arrears.

On January 18, 2013, the Group completed two mortgage financings totaling €10 million. The loans are secured by mortgages, on the PAR3 land owned by Interxion Real Estate II Sarl, and the PAR5 land owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of 10 years.

On June 26, 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The mortgage loan has a variable interest rate based on EURIBOR plus 275 basis points.

On April 1, 2014, the Group completed a €9.2 million mortgage financing. The facility is secured by a mortgage on the data center property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on 9 January 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The mortgage loan has a variable interest rate based on EURIBOR plus 200 basis points.

As at December 31, 2014, on the Revolving Facility Agreement the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 350 basis points. The Revolving Facility Agreement was fully undrawn as at December 31, 2014.

Further details are in the Financial Instruments section (see Note 20).

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

Information by segment, 2014

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	200,603	118,581	319,184	—	319,184
Non-recurring revenue	13,608	7,832	21,440	—	21,440
Total revenue	214,211	126,413	340,624	—	340,624
Cost of sales	(83,844)	(47,947)	(131,791)	(7,284)	(139,075)

Gross profit/(loss)	130,367	78,466	208,833	(7,284)	201,549
Other income	271	—	271	—	271
Sales and marketing costs	(7,599)	(5,308)	(12,907)	(11,644)	(24,551)
General and administrative costs	(50,001)	(25,359)	(75,360)	(23,524)	(98,884)

Operating profit/(loss)	73,038	47,799	120,837	(42,452)	78,385
Net finance expense					(27,876)

Profit before taxation					50,509

Total assets	804,537	290,455	1,094,992	78,111	1,173,103
Total liabilities	166,250	73,448	239,698	497,260	736,958
Capital expenditures, including intangible assets*	(150,224)	(60,436)	(210,660)	(5,617)	(216,277)
Depreciation, amortization and impairments	40,129	18,514	58,643	3,534	62,177
Adjusted EBITDA	113,409	67,273	180,682	(34,295)	146,387

Note:—

*	Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Information by segment, 2013

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	182,165	109,109	291,274	—	291,274
Non-recurring revenue	10,293	5,544	15,837	—	15,837
Total revenue	192,458	114,653	307,111	—	307,111
Cost of sales	(71,944)	(44,522)	(116,466)	(7,675)	(124,141)

Gross profit/(loss)	120,514	70,131	190,645	(7,675)	182,970
Other income	341	—	341	—	341
Sales and marketing costs	(7,200)	(5,212)	(12,412)	(10,406)	(22,818)
General and administrative costs	(47,074)	(23,437)	(70,511)	(19,623)	(90,134)

Operating profit/(loss)	66,581	41,482	108,063	(37,704)	70,359
Net finance expense					(57,453)

Profit before taxation					12,906

Total assets	619,356	223,274	842,630	68,145	910,775
Total liabilities	148,884	39,708	188,592	334,281	522,873
Capital expenditures, including intangible assets*	(93,676)	(47,016)	(140,692)	(2,689)	(143,381)
Depreciation, amortization and impairments	(37,371)	(17,269)	(54,640)	(3,030)	(57,670)
Adjusted EBITDA	104,373	59,097	163,470	(31,633)	131,837

Note:—

*	Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Information by segment, 2012

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	159,136	100,113	259,249	—	259,249
Non-recurring revenue	12,640	5,232	17,872	—	17,872
Total revenue	171,776	105,345	277,121	—	277,121
Cost of sales	(66,367)	(40,559)	(106,926)	(6,156)	(113,082)

Gross profit/(loss)	105,409	64,786	170,195	(6,156)	164,039
Other income	463	—	463	—	463
Sales and marketing costs	(6,039)	(4,259)	(10,298)	(9,802)	(20,100)
General and administrative costs	(36,497)	(21,558)	(58,055)	(21,188)	(79,243)

Operating profit/(loss)	63,336	38,969	102,305	(37,146)	65,159
Net finance expense					(17,746)

Profit before taxation					47,413

Total assets	546,842	197,802	744,644	74,580	819,224
Total liabilities	139,576	48,183	187,759	255,891	443,650
Capital expenditures, including intangible assets*	(145,080)	(29,014)	(174,094)	(4,237)	(178,331)
Depreciation, amortization and impairments	(25,686)	(15,691)	(41,377)	(2,616)	(43,993)
Adjusted EBITDA	90,121	55,068	145,189	(30,174)	115,015

Note:—

*	Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Reconciliation Adjusted EBITDA

Consolidated

	2014	2013	2012
	(€’000)
Profit for the year attributable to shareholders	35,060	6,824	31,631
Income tax expense	15,449	6,082	15,782

Profit before taxation	50,509	12,906	47,413
Finance income	(890)	(484)	(907)
Finance expense	28,766	57,937	18,653

Operating profit	78,385	70,359	65,159
Depreciation, amortization and impairment	62,177	57,670	43,993

EBITDA(1)	140,562	128,029	109,152
Share-based payments	6,576	4,149	5,488
Increase/(decrease) in provision of onerous lease contracts(2)	(805)	—	838
M&A transaction costs	325	—	—
Income from sublease of unused data center sites	(271)	(341)	(463)

Adjusted EBITDA	146,387	131,837	115,015

France, Germany, The Netherlands and UK

	2014	2013	2012
	(€’000)
Operating profit	73,038	66,581	63,336
Depreciation, amortization and impairment	40,129	37,371	25,686

EBITDA(1)	113,167	103,952	89,022
Share-based payments	1,318	762	724
Increase/(decrease) in provision onerous lease contracts(2)	(805)	—	838
Income from sublease of unused data center sites	(271)	(341)	(463)

Adjusted EBITDA	113,409	104,373	90,121

Notes:—

(1)	Operating profit plus depreciation, amortization and impairment of assets.
(2)	Before deduction of income from subleases on unused data center sites.

Rest of Europe

	2014	2013	2012
	(€’000)
Operating profit	47,799	41,482	38,969
Depreciation, amortization and impairment	18,514	17,269	15,691

EBITDA(1)	66,313	58,751	54,660
Share-based payments	960	346	408

Adjusted EBITDA	67,273	59,097	55,068

Corporate and other

	2014	2013	2012
	(€’000)
Operating profit	(42,452)	(37,704)	(37,146)
Depreciation, amortization and impairment	3,534	3,030	2,616

EBITDA(1)	(38,918)	(34,674)	(34,530)
Share-based payments	4,298	3,041	4,356
M&A transaction costs	325	—	—

Adjusted EBITDA	(34,295)	(31,633)	(30,174)

Notes:—

(1)	Operating profit plus depreciation, amortization and impairment of assets.

In 2014, the share-based payments include an amount of €92,000 related to taxes and social security charges (2013: €559,000, 2012: €2,078,000).

6	Revenue

Revenue consists of colocation revenue derived from the rendering of data center services, which includes customer installation services and equipment sales.

7	Employee benefit expenses

The Group employed an average of 478 employees (full-time equivalents) during 2014 (2013: 425 and 2012: 385). Costs incurred in respect of these employees were:

	2014	2013	2012
	(€’000)
Salaries and bonuses	36,489	32,369	30,229
Social security charges	6,025	5,535	5,295
Contributions to defined contribution pension plans	2,178	2,051	1,776
Other personnel-related costs	7,355	8,309	5,233
Share-based payments	6,576	4,149	5,488

	58,623	52,413	48,021

The following income statement line items include employee benefit expenses of:

	2014	2013	2012
	(€’000)
Costs of sales	22,282	19,963	16,634
Sales and marketing costs	15,266	14,942	12,300
General and administrative costs	21,075	17,508	19,087

	58,623	52,413	48,021

The Group operates a defined contribution pension scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

In 2013 and 2012, the Dutch Government imposed a crisis wage tax payable by employers. The total charge in 2013, included in General and administrative costs, amounted to €417,000 (2012: €1,854,000). In 2014, this crisis wage tax was no longer applicable.

8	Finance income and expense

	2014	2013	2012
	(€’000)
Bank and other interest	496	484	907
Net foreign currency exchange gain	394	—	—

Finance income	890	484	907

Interest expense on Senior Secured Notes, bank and other loans	(23,783)	(22,594)	(16,680)
Interest expense on finance leases	(2,314)	(1,642)	(61)
Interest expense on provision for onerous lease contracts	(230)	(334)	(428)
Other financial expenses	(2,439)	(32,751)	(1,221)
Net foreign currency exchanges loss	—	(616)	(263)

Finance expense	(28,766)	(57,937)	(18,653)

Net finance expense	(27,876)	(57,453)	(17,746)

In 2014, the “Interest expense on Senior Secured Notes, bank and other loans” increased principally as result of the increased interest expenses related to the Additional Notes amounting to €150 million partly offset by higher capitalized borrowing costs.

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

The “Interest expense on provision for onerous lease contracts” related to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts.”

9	Income taxes

Income tax (expense)/benefit

	2014	2013	2012
	(€’000)
Current taxes	(8,947)	(7,888)	(6,219)
Deferred taxes	(6,502)	1,806	(9,563)

Total income tax (expense)/benefit	(15,449)	(6,082)	(15,782)

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2014 (25% in 2013 and 2012) and the actual tax benefit/(expense) with an effective tax rate of 30.6% (47.1% in 2013 and 33.3% in 2012) is as follows:

	2014	2013	2012
	(€’000)
Profit for the year	35,060	6,824	31,631
Income tax expense	(15,449)	(6,082)	(15,782)

Profit before taxation	50,509	12,906	47,413

Income tax using Company’s domestic tax rate	(12,627)	(3,227)	(11,854)
Effect of tax rates in foreign jurisdictions	(1,033)	(1,007)	(1,308)
Change in tax rate and legislation	355	305	(1,042)
Non-deductible expenses	(1,617)	(2,041)	(1,372)
Recognition of previously unrecognized tax losses	—	—	355
Current year results for which no deferred tax asset was recognized	—	25	(328)
Prior year adjustments included in current year tax	(25)	344	201
Other	(502)	(481)	(434)

Income tax expense	(15,449)	(6,082)	(15,782)

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2012	14,748	4,382	2,048	26,480	47,658
Recognized in profit/(loss) for 2012	210	(743)	2,547	(8,013)	(5,999)
Recognized in equity	—	—	—	(571)	(571)
Effects of movements in exchange rates	21	—	5	255	281

December 31, 2012	14,979	3,639	4,600	18,151	41,369
Recognized in profit/(loss) for 2013	(990)	(1,022)	869	5,924	4,781
Recognized in equity	—	—	—	544	544
Effects of movements in exchange rates	2	—	—	(104)	(102)

December 31, 2013	13,991	2,617	5,469	24,515	46,592
Recognized in profit/(loss) for 2014	(565)	(1,042)	(2,130)	(1,214)	(4,951)
Recognized in equity	—	—	—	(367)	(367)
Effects of movements in exchange rates	2	—	5	(22)	(15)

December 31, 2014	13,428	1,575	3,344	22,912	41,259

Offset deferred tax liabilities	(7,704)	—	(1,286)	(2,205)	(11,195)

Net deferred tax assets/(liabilities)	5,724	1,575	2,058	20,707	30,064

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2012	(8,790)	—	(1,053)	—	(9,843)
Recognized in profit/(loss) for 2012	(3,501)	—	(63)	—	(3,564)

December 31, 2012	(12,291)	—	(1,116)	—	(13,407)
Recognized in profit/(loss) for 2013	(3,398)	—	423	—	(2,975)
Effects of movements in exchange rates	89	—	—	—	89

December 31, 2013	(15,600)	—	(693)	—	(16,293)
Recognized in profit/(loss) for 2014	(1,138)	—	(413)	—	(1,551)
Effects of movements in exchange rates	(380)	—	—	—	(380)

December 31, 2014	(17,118)	—	(1,106)	—	(18,224)

Offset deferred tax assets	7,704	—	1,286	2,205	11,195

Net deferred tax assets/(liabilities)	(9,414)	—	180	2,205	(7,029)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2014	2013	2012
	(€’000)
Deductible temporary differences, net	39	117	46
Tax losses	787	1,303	1,501

	826	1,420	1,547

The accumulated recognized and unrecognized tax losses expire as follows:

	2014	2013	2012
	(€’000)
Within one year	—	3,159	3,798
Between 1 and 5 years	7,000	4,949	7,057
After 5 years	32,318	24,775	5,918
Unlimited	67,397	79,754	69,403

	106,715	112,637	86,176

10	Property, plant and equipment

	Freehold land and buildings	Infra- structure and equipment	Assets under construction	Total data center assets	Office equipment and other	Total
	(€’000)
Cost:
As at January 1, 2014	103,715	765,282	87,213	956,210	31,028	987,238
Additions	53,597	51,782	141,042	246,421	5,375	251,796
Exchange differences	6	5,227	364	5,597	179	5,776
Disposals	—	(2,560)	—	(2,560)	(6,631)	(9,191)
Transfers	11,187	142,674	(153,861)	—	—	—

As at December 31, 2014	168,505	962,405	74,758	1,205,668	29,951	1,235,619

Accumulated depreciation and impairment:
As at January 1, 2014	(7,308)	(260,012)	—	(267,320)	(21,170)	(288,490)
Depreciation	(1,962)	(53,907)	—	(55,869)	(3,231)	(59,100)
Exchange differences	—	(1,533)	—	(1,533)	(110)	(1,643)
Disposals	—	2,170	—	2,170	6,628	8,798

As at December 31, 2014	(9,270)	(313,282)	—	(322,552)	(17,883)	(340,435)

Carrying amount as at December 31, 2014	159,235	649,123	74,758	883,116	12,068	895,184

Cost:
As at January 1, 2013	87,157	709,722	30,553	827,432	28,883	856,315
Additions	16,558	27,206	89,770	133,534	2,373	135,907
Exchange differences	—	(3,735)	—	(3,735)	(122)	(3,857)
Disposals	—	(1,021)	—	(1,021)	(106)	(1,127)
Transfers	—	33,110	(33,110)	—	—	—

As at December 31, 2013	103,715	765,282	87,213	956,210	31,028	987,238
Accumulated depreciation and impairment:
As at January 1, 2013	(4,594)	(211,882)	—	(216,476)	(18,908)	(235,384)
Depreciation	(2,714)	(49,941)	—	(52,655)	(2,435)	(55,090)
Exchange differences	—	790	—	790	67	857
Disposals	—	1,021	—	1,021	106	1,127

As at December 31, 2013	(7,308)	(260,012)	—	(267,320)	(21,170)	(288,490)

Carrying amount as at December 31, 2013	96,407	505,270	87,213	688,890	9,858	698,748

	Freehold land and buildings	Infra- structure and equipment	Assets under construction	Total data center assets	Office equipment and other	Total
	(€’000)
Cost:
As at January 1, 2012	38,710	506,847	101,173	646,730	24,830	671,560
Additions	48,447	41,590	89,431	179,468	3,973	183,441
Exchange differences	—	2,862	—	2,862	112	2,974
Disposals	—	(1,628)	—	(1,628)	(32)	(1,660)
Transfers	—	160,051	(160,051)	—	—	—

As at December 31, 2012	87,157	709,722	30,553	827,432	28,883	856,315

Accumulated depreciation and impairment:
As at January 1, 2012	(3,042)	(174,116)	—	(177,158)	(16,604)	(193,762)
Depreciation	(1,552)	(38,668)	—	(40,220)	(2,275)	(42,495)
Exchange differences	—	(726)	—	(726)	(61)	(787)
Disposals	—	1,628	—	1,628	32	1,660

As at December 31, 2012	(4,594)	(211,882)	—	(216,476)	(18,908)	(235,384)

Carrying amount as at December 31, 2012	82,563	497,840	30,553	610,956	9,975	620,931

In November 2014, the Group agreed to purchase the VIE data center land and building. As a result of this modification, in accordance with IAS17, as of November 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €8,619,000 and the carrying value of the building amounts to €10,097,000. The purchase transaction was effectuated in January 2015.

In August 2014, the Group exercised its option to purchase the AMS7 data center land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of August 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €5,800,000 and the carrying amount of the leased building amounts to €7,511,000.

In August 2014, the Group completed the €8.5 million transaction with Société Française du Radiotéléphone – SFR SA (“SFR”) to purchase a data center campus in Marseille, France, owned by SFR. As at December 31, 2014, the carrying amount of the land amounts to €638,000 and the carrying value of the building amounts to €7,161,000.

In January 2014, the Group completed the €11.4 million transaction to purchase the data center property in Brussels, Belgium. As at December 31, 2014, the carrying amount of the land amounts to €3,775,000 and the carrying value of the building amounts to €8,635,000.

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will become effective in 2019. As a result of this modification, in accordance with IAS17, as of 20 December 2012, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €20,832,000 (2013: €20,832,000 and 2012: €20,832,000). In addition, until 2014, the Group leased data center equipment under a number of finance lease agreements, with a carrying amount of €202,000 per December 31, 2013 (2012: €224,000). In 2014, the lease agreement expired and the ownership of these assets was transferred to the Group.

Capitalized interest relating to borrowing costs for 2014 amounted to €3,604,000 (2013: €1,701,000 and 2012: €9,195,000). The cash effect of the interest capitalized for 2014 amounted to €2,512,000, which is presented in the Statement of Cash Flows under “Purchase of property, plant and equipment” (2013: €3,681,000 and 2012: €8,224,000).

As at December 31, 2014, the carrying value of freehold land included in the category “Freehold land and buildings” amounts to €70,497,000 (2013: €51,663,000 and 2012: €44,092,000).

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At December 31, 2014, properties with a carrying value of €55,614,000 (2013: €44,017,000 and 2012: €17,568,000) were subject to a registered debenture to secure mortgages (see Note 19).

11	Intangible assets

The components of intangible assets are as follows:

	Power grid rights	Software	Other	Total
		(€’000)
Cost:
As at January 1, 2014	11,980	10,723	2,165	24,868
Additions	376	2,953	—	3,329
Exchange differences	477	25	—	502
Disposals	—	(662)	—	(662)

As at December 31, 2014	12,833	13,039	2,165	28,037
Amortization:
As at January 1, 2014	(943)	(4,936)	(1,111)	(6,990)
Amortization	(354)	(2,144)	(186)	(2,684)
Exchange differences	—	(29)	—	(29)
Disposals	—	662	—	662

As at December 31, 2014	(1,297)	(6,447)	(1,297)	(9,041)

Carrying amount as at December 31, 2014	11,536	6,592	868	18,996

As at January 1, 2013	11,833	9,059	2,165	23,057
Additions	296	1,678	—	1,974
Exchange differences	(149)	(14)	—	(163)

As at December 31, 2013	11,980	10,723	2,165	24,868
Amortization:
As at January 1, 2013	(612)	(2,882)	(925)	(4,419)
Amortization	(331)	(2,063)	(186)	(2,580)
Exchange differences	—	9	—	9

As at December 31, 2013	(943)	(4,936)	(1,111)	(6,990)

Carrying amount as at December 31, 2013	11,037	5,787	1,054	17,878

	Power grid rights	Software	Other	Total
		(€’000)
Cost:
As at January 1, 2012	7,378	6,246	1,835	15,459
Additions	4,300	2,822	330	7,452
Disposals	—	(9)	—	(9)
Exchange differences	155	—	—	155

As at December 31, 2012	11,833	9,059	2,165	23,057

Amortization:
As at January 1, 2012	(350)	(1,820)	(747)	(2,917)
Amortization	(249)	(1,071)	(178)	(1,498)
Disposals	—	9	—	9
Exchange differences	(13)	—	—	(13)

As at December 31, 2012	(612)	(2,882)	(925)	(4,419)

Carrying amount as at December 31, 2012	11,221	6,177	1,240	18,638

Amortization of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

12	Financial asset

The financial asset consists of a 1.6% equity shareholding in iStreamPlanet Inc. The financial asset was designated as a financial asset measured at fair value through profit and loss.

13	Trade and other (non-) current assets

	2014	2013	2012
	(€’000)
Non-current
Data-center-related prepaid expenses	976	11,500	—
Rental and other supplier deposits	2,714	2,093	2,254
Deferred financing costs	995	1,258	1,371
Deferred rent related stamp duties	523	556	606
Cash flow hedge	—	90	—
Other non-current assets	542	1,039	728

	5,750	16,536	4,959

As at December 31, 2013, an amount of €11,500,000 was related to cash prepaid to a notary account from which the acquisition of our Brussels data center building subsequent to year-end has been paid.

The deferred financing costs relate to the costs incurred for the Revolving Facility Agreement. On June 17, 2013, the Company entered into a €100 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This agreement replaced the €60 million revolving facility agreement. The deferred financing costs balance of 2012 was charged to the income statement in full in 2013 as a result of the refinancing (see also note 8).

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

	2014	2013	2012
	(€’000)
Current
Trade receivables – net (Note 20)	69,224	58,405	51,119
Taxes receivable	2,881	7,093	3,052
Accrued revenue	35,104	21,234	10,778
Prepaid expenses and other current assets	13,553	9,971	9,905

	120,762	96,703	74,854

Accrued revenue relate to service fee holidays provided in relation to our long-term customer contracts.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other related operational data center and construction-related prepayments.

14	Cash and cash equivalents and short-term investments

Cash and cash equivalents include €5,286,000 (2013: €4,078,000 and 2012: €5,017,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

Short-term investments relate to short-term interest bearing deposit accounts.

15	Shareholders’ equity

Share capital and share premium

	Ordinary shares
	2014	2013	2012
	(In thousands of shares)
On issue at January 1	68,867	68,176	66,129
Issue/conversion of shares	450	691	2,047

On issue at December 31	69,317	68,867	68,176

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of €1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2014, a total of approximately 0.5million (2013: 0.7 million, 2012: 2.0 million) options were exercised and restricted and performance shares were vested.

At December 31, 2014, 2013 and 2012, the authorised share capital comprised 200,000,000 ordinary shares at par value of €0.10. All issued shares are fully paid.

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

As at March 31, 2015, private equity investment funds affiliated with Baker Capital indirectly own 26.85%, on a fully diluted basis, of Interxion’s equity.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

16	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2014, was based on the profit of €35,060,000 attributable to ordinary shareholders (2013: €6,824,000 and 2012: €31,631,000) and a weighted average number of ordinary shares outstanding during the year ended December 31, 2014 of 69,048,000 (for the years; 2013: 68,584,000 and 2012: 67,309,000). Profit is attributable to ordinary on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2014 was based on the profit of €35,060,000 attributable to ordinary shareholders (2013: €6,824,000 and 2012: €31,631,000) and a weighted average number of ordinary shares and the impact of options, restricted share and performance shares outstanding during the year ended December 31, 2014 of 69,922,000 (for the years; 2013: 69,345,000 and 2012: 68,262,000).

In January 2011, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary share. The 5:1 reverse stock split effectuated is presented in the basic earnings per share calculation and the diluted earnings per share calculation.

Profit attributable to ordinary shareholders

	2014	2013	2012
	(€’000)
Profit attributable to ordinary shareholders	35,060	6,824	31,631

Weighted average number of ordinary shares

	2014	2013	2012
	(in thousands of shares)
Weighted average number of ordinary shares at December 31	69,048	68,584	67,309
Dilution effect of share options, restricted and performance shares on issue	874	761	953

Weighted average number of ordinary (diluted) at December 31	69,922	69,345	68,262

17	Trade payables and other liabilities

	2014	2013	2012
	(€’000)
Non-current
Deferred revenue	4,986	4,605	5,014
Other non-current liabilities	7,225	6,932	6,180

	12,211	11,537	11,194

Current
Trade payables	23,902	28,175	21,087
Tax and social security	9,921	8,778	10,788
Customer deposits	19,286	18,507	18,274
Deferred revenue	53,246	44,550	41,516
Accrued expenses	40,147	32,083	36,113

	146,502	132,093	127,778

Trade payables include €13,976,000 (2013: €20,074,000 and 2012 €10,319,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analyzed as follows:

	2014	2013	2012
	(€’000)
Data-center-related costs	9,042	7,158	9,959
Personnel and related costs	9,381	8,769	8,060
Professional services	1,857	1,824	2,083
Customer implementation and related costs	3,689	2,199	3,039
Financing-related costs	13,414	9,994	9,625
Other	2,764	2,139	3,347

	40,147	32,083	36,113

As at December 31, 2014, the accrued financing-related costs principally relate to interest expenses on the Senior Secured Notes.

18	Provision for onerous lease contracts

As at December 31, 2014, the provision for onerous lease contracts relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2014	2013	2012
	(€’000)
As at January 1	8,875	11,826	13,726
Increase/(decrease) in provision	(805)	—	838
Unwinding of discount	230	334	428
Utilization of provision	(3,366)	(3,285)	(3,166)

As at December 31	4,934	8,875	11,826

Non-current	1,491	4,855	7,848
Current	3,443	4,020	3,978

	4,934	8,875	11,826

Discounted estimated future losses are calculated using a discount rate based on the five-year euro-area government benchmark bond yield prevailing at the balance sheet date.

19	Borrowings

	2014	2013	2012
	(€’000)
Non-current
Senior Secured Notes 6.0%, due 2020	475,643	317,610	—
Senior Secured Notes 9.5%, due 2017	—	—	256,268
Mortgages	29,141	22,524	9,903
Finance lease liabilities	34,141	20,470	20,309
Other loans	1,605	1,605	1,605

	540,530	362,209	288,085
Current
Mortgages	2,346	1,733	—
Finance lease liabilities	18,716	50	52

	21,062	1,783	52

Total borrowings	561,592	363,992	288,137

The carrying amounts of the Group’s borrowings are principally denominated in euros. The face value of the Senior Secured Notes as at December 31, 2014 was €475,000,000 (2013: €325,000,000 and 2012: €260,000,000).

The face value of the mortgages amounted to €31,993,000 as per December 31, 2014 (2013: €24,833,000 and 2012: €10,000,000).

Senior Secured Notes and bank borrowings

Mortgages

In November 2012, the Group entered into a five-year mortgage for €10 million. The mortgage is secured by the AMS6 land and data center buildings with a carrying value of €15,895,000. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points.

In January 2013, the Group completed two mortgage financings totaling €10 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of €167,000 commencing on April 18, 2013. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of 10 years.

In June 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing May 1, 2014 and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on operations of Interxion Real Estate V B.V.

In April 2014, the Group completed a €9.2 million financing. The facility is secured by a mortgage on the data center property in Belgium, which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of fifteen years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly instalments of €153,550 of which the first quarterly instalment was paid on July 31, 2014, and a final repayment is due on April 30, 2029.

These mortgages do not conflict with the restrictions of the Indenture and the Revolving Facility Agreement.

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

The €325 million Senior Secured Notes due 2020 are governed by an indenture dated July 3, 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio to exceed 2.00 and a consolidated senior leverage ratio (net of cash and cash equivalents) not to exceed 4.00.

The obligations under the €325 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

On April 29, 2014, the Company completed the issuance of €150 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amount to €157.9 million, net of offering fees and expenses of €2.3 million. The net proceeds reflect the issuance of the Additional notes at a premium of 106.75 and net of offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on July 3, 2013, the Company issued €325 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

The Company may redeem all or part of the €475 million Senior Secured Notes due 2020. The Company has the following redemption rights:

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

Change of Control

If, at any time, directly or indirectly, a beneficial owner becomes owner of more than 50% of the total voting power of the voting stock of the Company, a change of control occurs, then the Company shall make an offer to each holder of the Senior Secured Notes to purchase such holder’s Senior Secured Notes, in whole or in part, in a principal amount of €100,000 or in integral multiples of €1,000 in excess thereof at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. Reference is made to Note 26 for disclosure on the binding agreement with Telecity Group Plc on all-share merger, which is considered as a subsequent event.

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

Change of control or sale of assets

If, there is a sale of all or substantially all of the assets of the Group whether in a single transaction or a series of related transactions; or a change of control that any beneficial owner gains control of the Company, then a lender under the revolving facility agreement shall not be obliged to fund a loan to the Company.

In addition, if within 30 days of the Company notifying the Agent of a change of control or sale of assets as described above, a lender wishes to cancel its commitment under the revolving facility agreement as a result of that event, such lender’s commitments will be immediately cancelled and its participation in all outstanding loans shall, together with the accrued and unpaid interest and all other amounts accrued and outstanding under the agreement, become due and payable within 10 business days of the date on which the relevant lender notifies the agent, unless the Company replaces such lender within such 10 business day period. Reference is made to Note 26 for disclosure on the binding agreement with Telecity Group Plc. on all-share merger, which is considered as a subsequent event.

Maturity profile

The maturity profile of the gross amounts of Senior Secured Notes and Mortgages is set out below:

	2014	2013	2012
	(€’000)
Within one year	—	—	—
Between 1 and 5 years	14,266	15,333	270,000
Over 5 years	492,727	334,500	—

	506,993	349,833	270,000

The Group has the following undrawn bank borrowing facilities:

	2014	2013	2012
	(€’000)
Expiring within one year	—	—	—
Expiring between 1 and 5 years	100,000	100,000	60,000

	100,000	100,000	60,000

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

The Revolving Facility also requires the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

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

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2014, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

The Senior Secured Notes due 2020 Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	incur debt;

•	enter into certain transactions with, or for the benefit of, an affiliate;

•	create or incur certain liens;

•	incur changes in control;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorised by the Indenture;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Notes;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	designate unrestricted subsidiaries;

•	effect mergers, consolidations or sale of assets; and

•	guarantees certain debt.

The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed-charge ratio to exceed 2.00 and a consolidated senior leverage ratio (net of cash and cash equivalents) not to exceed 4.00.

The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 2014, the Company was in compliance with all covenants in the Indenture.

Interxion remained in full compliance with all its debt covenants. The Company’s consolidated fixed charge ratio stood at 4.36 (2013: 5.40) and both the net debt ratio and the leverage ratio financial covenant stood at 3.24 (2013: 2.48).

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following repayment schedule:

	2014	2013	2012
	(€’000)
Gross lease liabilities:
Within one year	21,604	1,726	1,659
Between 1 and 5 years	31,964	7,492	7,215
More than 5 years	21,280	21,443	23,442

	74,848	30,661	32,316
Future interest payments	(21,991)	(10,141)	(11,955)

Present value of minimum lease payments	52,857	20,520	20,361

In November 2014, the Group agreed to purchase the VIE data center land and building. As a result of this modification, in accordance with IAS17, as of November 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €8,619,000, the carrying value of the building amounted to €10,097,000. The actual legal transfer was effectuated in January 2015.

In August 2014, the Group exercised its option to purchase the AMS7 data center land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of August 22, 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €5,800,000, the carrying value of the building amounted to €7,600,000 as per exercise date. The actual legal transaction will become effective in 2023.

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will come into effect in 2019. As a result of this modification, in accordance with IAS17, as of December 20, 2012, the lease, which was previously reported as an operating lease is treated as a financial lease. The carrying amount of the land amounts to €20,832,000.

Other loans

The Group has a loan facility with the landlord of one of its unused data center sites in Germany to allow the Group to invest in improvements to the building to meet the requirements of sub-lessees. The non-current loan bears interest at 6% per annum and is repayable at the end of the lease term. As at December 31, 2014, the balance of the landlord loan was €1,605,000 (2013 and 2012: €1,605,000).

20	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2014	2013	2012
	(€’000)
Trade receivables	69,224	58,405	51,119
Accrued revenue	35,104	21,234	10,778
Rental and other supplier deposits	2,714	2,093	2,254
Cash and cash equivalents	99,923	45,690	68,692

	206,965	127,422	132,843

The Group seeks to minimize the risk related to cash and cash equivalents by holding cash as widely as possible across multiple bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

The Group seeks to minimize the credit risk related to customers by analyzing new customers individually for creditworthiness before it begins to trade. If customers are independently rated, these ratings are used. If, there is no independent rating, the credit quality of the customer is analyzed taking its financial position, past experience and other factors into account.

The Group’s largest financial asset balance exposed to credit risk is with a financial institution, one of the Company’s relationships banks, which accounts for approximately 39% of the total balance exposed to credit risk as at December 31, 2014.

The Group’s largest customer balance exposed to credit risk is with a customer, serviced from multiple locations under multiple service contracts, which accounts for approximately 16% of the total balance exposed to credit risk as at December 31, 2014.

The maximum credit exposure on the trade receivables is limited by the deferred revenue balance of €58,232,000 as presented in Note 17 (2013: €49,155,000 and 2012: €46,530,000).

The exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2014	2013	2012
	(€’000)
UK, France, Germany and The Netherlands	55,121	44,025	36,960
Rest of Europe	14,103	14,380	14,159

	69,224	58,405	51,119

The aging of trade receivables as at the reporting date was:

	2014		2013		2012
	Gross	Allowance	Gross	Allowance	Gross	Allowance
	(€’000)
Not past due	57,009	—	50,061	—	42,184	—
Past due 0–30 days	7,511	—	4,312	—	5,369	—
Past due 31–120 days	3,640	91	3,540	—	2,913	39
Past due 120 days–1 year	1,262	122	361	—	763	108
More than 1 year	75	60	370	239	219	182

	69,497	273	58,644	239	51,448	329

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2014	2013	2012
	(€’000)
Balance as at January 1	239	329	617
Impairment loss recognized	219	156	372
Write-offs	(185)	(246)	(660)

Balance as at December 31	273	239	329

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2014

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	475,643	646,000	28,500	114,000	503,500
Finance lease liabilities	52,857	74,848	21,604	31,964	21,280
Mortgages	31,487	36,783	3,246	20,767	12,770
Other loans	1,605	1,726	96	1,630	—
Trade and other payables(1)	81,919	81,919	81,919	—	—

	643,511	841,276	135,365	168,361	537,550

December 31, 2013

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	317,610	462,150	20,150	78,000	364,000
Finance lease liabilities	20,520	30,661	1,726	7,492	21,443
Mortgages	24,257	29,148	2,552	19,398	7,198
Other loans	1,605	1,822	96	1,726	—
Trade and other payables(1)	80,225	80,225	80,225	—	—

	444,217	604,006	104,749	106,616	392,641

December 31, 2012

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	256,268	371,150	24,700	346,450	—
Finance lease liabilities	20,361	32,316	1,659	7,215	23,442
Mortgages	9,903	11,327	938	10,389	—
Other loans	1,605	1,918	96	1,822	—
Trade and other payables(1)	88,517	88,517	88,517	—	—

	376,654	505,228	115,910	365,876	23,442

Notes:—

(1)	Excludes deferred revenues and rental holidays. Accrued interest on Senior Secured Notes and mortgages is classified under the respective liability category.

Market risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2014	2013	2012	2014	2013	2012
Euro
GBP 1	1.241	1.179	1.233	1.278	1.198	1.222
CHF 1	0.823	0.813	0.830	0.831	0.816	0.828
DKK 1	0.134	0.134	0.134	0.134	0.134	0.134
SEK 1	0.110	0.116	0.115	0.105	0.113	0.116

Sensitivity analysis

A 10% strengthening of the euro against the following currencies at December 31 would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remained constant and was performed on the same basis for 2013 and 2012.

	Equity	Profit or loss
	(€’000)
December 31, 2014
GBP	(2,415)	(903)
CHF	(4,138)	(23)
DKK	(1,763)	(155)
SEK	(212)	117
December 31, 2013
GBP	(1,337)	(420)
CHF	(4,015)	(23)
DKK	(1,587)	(148)
SEK	(345)	32
December 31, 2012
GBP	(849)	(622)
CHF	(1,192)	146
DKK	(1,434)	(149)
SEK	(390)	43

A 10% weakening of the euro against the above currencies at December 31 would have had the equal, but opposite, effect to the amounts shown above, on the basis that all other variables remained constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2014	2013	2012
	(€’000)
Fixed-rate instrument
Senior Secured Notes	475,643	317,610	256,268
Finance lease liabilities	52,857	20,520	20,361
Mortgages	6,341	6,801	—
Other loans	1,605	1,605	1,605

	536,446	346,536	278,234
Variable-rate instruments
Mortgages	25,146	17,456	9,903

	561,592	363,992	288,137

The mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl have variable interest rates based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of ten years, which has been reflected in the table above.

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

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
December 31, 2014
Variable rate instruments	(251)	251	(91)	91

December 31, 2013
Variable rate instruments	(152)	152	(51)	51

December 31, 2012
Variable rate instruments	(40)	40	—	—

Fair values and hierarchy

Fair values versus carrying amounts

As of December 31, 2014, the market price of the 6.00% Senior Secured Notes due 2020 was 105.005 (2013: 106.51 and 2012: not applicable). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €499 million, compared with its nominal value of €475 million. In 2013 the value of the notes was €346 million compared with a nominal value of €325 million.

At December 31, 2014, the Group had a financial asset carried at fair value, its investment in iStreamPlanet Inc. Furthermore the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

The As of December 31, 2014, the fair value of all mortgages would have been equal to their carrying amount of €31.5 million. As of December 31, 2014, the fair value of the financial lease liabilities would have been €60.2 million compared with its carrying amount of €52.9 million.

Fair value hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The values of the instruments are:

	Carrying value	Fair value
		Level 1	Level 2	Level 3
December 31, 2014
Senior secured notes 6.00% due 2020	(475,643)	(499,000)	—	—
Finance leases	(52,857)	—	(60,200)	—
Mortgages	(31,487)	—	(31,487)	—
Interest rate swap	(368)	—	(368)	—
Financial asset	774	—	—	774

December 31, 2013
Senior secured notes 6.00% due 2020	(317,610)	(346,000)	—	—
Finance leases	(20,520)	—	(23,200)	—
Mortgages	(24,257)	—	(24,257)	—
Interest rate swap	90	—	90	—
Financial asset	774	—	—	774

December 31, 2012
Senior secured notes 9.50% due 2017	(256,268)	(291,000)	—	—
Finance leases	(20,361)	—	(19,800)	—
Mortgages	(9,903)	—	(9,903)	—
Financial asset	774	—	—	774

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital.

The Group’s net debt to equity ratio at the reporting date was as follows:

	2014	2013	2012
	(€’000)
Net debt
Total liabilities	736,958	522,873	443,650
Less: cash	(99,923)	(45,690)	(68,692)

	637,035	477,183	374,958
Equity
Total equity	436,145	387,902	375,574

Net debt to equity ratio	1.46	1.23	1.00

21	Share-based payments

Summary of outstanding options and restricted shares

Share options to acquire a fixed number of shares are granted to employees and others based on a number of factors. The exercise price is fixed at the date of the grant. The numbers of options listed below are post the reverse stock split 5:1, which was effected on completion of the initial public offering on January 28, 2011.

The terms and conditions of the grants, post reverse stock split, under the 2008 Option Plan with a euro exercise price, were as follows:

Grant date	Employees entitled	Exercise price in €	Options granted outstanding	Options granted outstanding, vested
		(in thousands)
2010	Senior employees	6.5-7.50	14	14

	Total share options		14	14

The terms and conditions of the grants, post reverse stock split, under the 2011 and 2013 Option Plans with an USD exercise price, were as follows:

Grant date	Employees entitled	Exercise price in $	Outstanding	Exercisable
		(in thousands)
2011	Key management (Executive Director)	14.74	600	600
	Non-executive Directors	13.00	15	15
	Senior employees	10.00-14.65	423	296
2012	Key management	10.00-11.50	160	70
	Senior employees	13.67-22.64	119	54
2013	Key management	10.00	15	4
	Non-executive Directors	18.01	10	10
	Senior employees	15.00-18.00	122	37
2014	Senior employees	17.50-23.25	177	46

	Total share options		1,641	1,132

Share options granted before the year 2012, under the 2008 Option Plan, vest over four years and can be exercised up to five years after the date of grant. Share options granted from 2011 forward, under the 2011 and

2013 Option Plans generally, vest over four years and can be exercised up to eight years after the date of grant. The options granted in 2011 to the Company’s Executive Director, Non-executive Directors and certain employees as well as the options granted in 2012 to the Non-executive Directors have an accelerated vesting term.

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2014	2013	2012	2014	2013	2012
Outstanding at January 1	5.46	4.98	3.94	112	597	2,554
Granted	—	—	—	—	—	—
Exercised	5.05	4.79	3.61	(94)	(458)	(1,939)
Expired	—	—	—	—	—	—
Forfeited	6.50	6.12	5.22	(4)	(27)	(18)

Outstanding –December 31	7.19	5.46	4.98	14	112	597
Exercisable –December 31	7.19	5.36	4.76	14	92	456

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2011 and 2013 Option Plans, excluding the restricted shares and performance share grants, with US dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2014	2013	2012	2014	2013	2012
Outstanding at January 1	14.13	13.64	13.65	1,792	1,818	1,336
Granted	18.46	16.75	13.43	180	247	609
Exercised	14.60	13.11	12.76	(266)	(233)	(92)
Expired	—	—	—	—	—	—
Forfeited	18.71	13.86	13.00	(65)	(41)	(35)

Outstanding –December 31	14.35	14.13	13.64	1,641	1,792	1,818
Exercisable –December 31	14.17	14.05	14.01	1,132	972	666

The options outstanding at December 31, 2014 have a weighted average remaining contractual life of 5.1 years (2013: 5.7 years and 2012: 5.5 years).

The General Meeting of Shareholders held on June 30, 2014 approved the award to each Non-executive Director of restricted shares equivalent to a value of €40,000 under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan (the “2013 Option Plan”) and containing the following key terms:

•	the number of restricted shares will be set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of this Annual General Meeting;

•	all of these restricted shares will vest on the day of the next Annual General Meeting;

•	the restricted shares will be locked up (be non-exercisable) for a period that will end three years from the date of award or on the date the Non-executive Director ceases to be a director of the Company, whichever is sooner;

•	on change of control, these restricted shares will vest immediately and any lock provisions will expire. Reference is made to Note 26 for disclosure on the binding agreement with Telecity Group Plc. on all-share merger, which is considered as a subsequent event.

For the services to be delivered in the AGM year 2014-2015 (the period from June 2014 until the next year’s Annual General Meeting of Shareholders, currently anticipated to be held in June 2015), a total of 11,976 restricted shares were awarded to the Non-executive Directors (1,996 restricted shares each). These restricted shares outstanding were awarded at a share price of $27.38 and with an exercise price of nil. As at December 31, 2014, the restricted shares are unvested and are scheduled to vest and be issued at the next Annual General Meeting of Shareholders, which we anticipate will be held in June 2015.

For the services delivered in the AGM year 2013-2014 (the period from June 2013 until the next year’s Annual General Meeting of Shareholders which was held in June 2014), in total 12,282 restricted shares were awarded to the Non-executive Directors (2,047 restricted shares each). These restricted shares were vested at the Annual General Meeting of Shareholders held in June 2014 and were issued and transferred to the Non-executive Directors in March 2015.

For his contribution to the Company in 2013, the Executive Director, based on the Company’s performance and his individual performance, earned an initial allocation of 71,979 performance shares. This number was calculated on the basis of the predetermined conditionally awarded on target equity value for 2013, the Company’s average share value during the month of January 2013, as well as the actual Company and individual performance from January 1, 2013 to December 31, 2013. On June 30, 2014, the General Meeting of Shareholders approved to grant 17,995 performance shares (which represented 25% of the initial allocation) to the Executive Director pursuant to the Company’s 2013 Amended International Equity Based Incentive Plan. This first instalment, 25% (17,995 performance shares) of the initial allocation, vested immediately following the approval by the General Meeting of Shareholders of the award. To cover taxes due, the Executive Director sold 4,995 shares. The remainder of the vested shares are locked up until December 31, 2014 and were transferred in March 2015. The remaining 75% of the initial allocation (53,984 performance shares) was subject to the Company’s relative share performance over the 24 month period from January 1, 2013 to December 31, 2014. As at December 31, 2014, the relative share performance criteria were not met, as a result, the 53,984 performance shares were forfeited and returned to the pool available for grant.

On July 30, 2014, the Board of Directors approved an award of restricted shares and an initial award of performance shares for certain members of key management (not the Executive Director) under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan. A total of 20,000 restricted shares were granted. In addition, 35,592 performance shares were granted as initial award. The Company started recognizing related share-based payment charges in the third quarter of 2014. Of the 35,592 performance shares initially awarded 8,898 shares vested, while the remaining initial performance shares were forfeited as per December 31, 2014 as the performance criteria with regards to the relative share performance were not met.

The number of restricted shares outstanding at December 31, 2014, 2013 and 2012 is broken down as follows:

	Number of restricted shares
	(in Thousands)
	2014	2013	2012
Outstanding at January 1	12	—	—
Granted	351	12	—
Vested	(91)	—	—
Expired	—	—	—
Forfeited	—	—	—

Outstanding – December 31	272	12	—

The unvested restricted shares outstanding at December 31, 2014 have a weighted average remaining contractual life of 2.9 years (2013: 0.5 years).

The number of performance shares outstanding at December 31, 2014, 2013 and 2012 is broken down as follows:

	Number of performance shares
	(in Thousands)
	2014	2013	2012
Outstanding at January 1	—	—	—
Granted	107	—	—
Vested	(27)	—	—
Expired	—	—	—
Forfeited	(80)	—	—

Outstanding –December 31	—	—	—

For the contribution to the Company in 2014, in December 2014, the Board of Directors approved the conditional award of performance shares for certain members of key management under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan. The actual initial award of 137,574 performance shares was calculated on the basis of the predetermined on target equity value for 2014, the Company’s average share price during the month of January 2014, and the level of the actual Company and individual performance from January 1, 2014 to December 31, 2014. Of the actual initial award level, 25% will vest at the next Annual General Meeting of Shareholders anticipated to be held in June 2015. As at December 31, 2014, this conditional award was not formally granted and therefore not presented in the table above. Of the conditional award of 137,574 performance shares, 94,485 performance shares are conditionally awarded to the Executive Director. The actual initial award is still subject to the approval of the Annual General Meeting of Shareholders, which is anticipated to be held in June 2015. The shares will be locked up until December 31, 2015. The Company started recognizing related share-based payment charges related to these awards in the fourth quarter of 2014. Another 25% of the actual initial award will vest on January 1, 2016. The remaining 50% of the actual initial allocation of performance shares is subject to the Company’s relative share performance over the 24 month period from January 1, 2014 to December 31, 2015. Upon a change of control, the performance shares may vest immediately and any lock up provision will expire. Reference is made to Note 26 for disclosure on the binding agreement with Telecity Group Plc. on all-share merger, which is considered as a subsequent event.

Employee expenses

In 2014, the Company recorded employee expenses of €6,576,000 related to share-based payments (2013: €4,149,000 and 2012: €5,488,000). The 2014 share-based payments related expenses include an amount of € 92,000 related to taxes and social security charges (2013: € 559,000 and 2012: €2,078,000).

The weighted average fair value at grant date of options granted during the period was determined using the Black-Scholes valuation model. The following inputs were used:

	2014	2013	2012
Share price in € at grant date (post reverse stock split)	17.04-22.31	17.94-20.72	10.65-16.47
Exercise price in € (post reverse stock split)	12.68-18.61	7.65-16.94	7.71-17.45
Dividend yield	0%	0%	0%
Expected volatility	35%	40%	40%
Risk-free interest rate	0.2%-0.8%	0.7%-0.8%	0.7%-2.0%
Expected life weighted average	5.1 years	5.1 years	5.1 years

The significant inputs into the model were:

•	expected volatility is based on a combination of the performance of the Company and, given the relatively short period that the shares of the Company are traded publicly, other companies that are considered to be comparable to the Group;

•	the risk-free interest rate based on the yield on zero coupon bonds issued by the European Central Bank for European Union government debt rates with a maturity similar to the expected life of the options;

•	dividend yield is considered to be nil;

•	expected life is considered to be equal to the average of the share option exercise and vesting periods.

The weighted average fair value at grant date of the performance shares granted during the period was determined using the Monte Carlo valuation model. In addition to the above mentioned inputs an one year holding discount of 5.5% was used as input for the performance shares.

Change of control clauses

Some awards to key management contain change of control clauses. If after a change of control of the Company (including any of its successors), the employment agreement is terminated or if the participant is offered a function which is a material demotion to his current position, all options, restricted and performance shares will vest and become exercisable immediately. Should the employment agreement, other than as the result of a change of control, be terminated prior to the date that all options have vested and should the participant and the Company not have agreed that he will be providing support or services to the Company in another capacity, the non-vested options will expire with immediate effect.

As at December 31, 2014, approximately 110,000 options, 95,000 restricted shares and 99,500 performance shares may vest immediately in the event of a change of control. Reference is made to Note 26 for disclosure on the binding agreement with Telecity Group Plc. on all-share merger, which is considered as a subsequent event.

22	Financial commitments

(Non-)cancellable operating lease commitments

At December 31, the Group has future minimum commitments for (non-)cancellable operating leases with terms in excess of one year as follows:

	2014	2013	2012
	(€’000)
Within 1 year	31,604	31,793	28,755
Between 1 and 5 years	117,009	122,087	118,418
After 5 years	185,194	218,161	223,635

	333,807	372,041	370,808

As at December 31, 2014, of the non-cancellable operating leases an amount of € 4,795,000 (2013: € 8,319,000 and 2012: €11,557,000) related to the lease contracts, which were provided for as part of the provision for onerous lease contracts.

Of the total operating leases, as at December 31, 2014, an amount of €72,688,000 (2013: €75,188,000 and 2012: €76,188,000) is cancellable until January 1, 2016.

The total gross operating lease expense for the year 2014 was €25,400,000 (2013: € 24,700,000 and 2012: €22,900,000).

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least one year and generally between three and five years resulting in future committed revenues from customers. At December 31, the Group had contracts with customers for future committed revenues receivable as follows:

	2014	2013	2012
	(€’000)
Within 1 year	253,100	219,300	204,164
Between 1 and 5 years	343,500	301,600	240,951
After 5 years	90,700	101,800	105,069

	687,300	622,700	550,184

Commitments to purchase energy

Where possible, for its own use, the Group seeks to purchase power on fixed-price term agreements with local power supply companies in the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of energy at fixed prices. At December 31, the Group had entered into non-cancellable energy purchase commitments as follows:

	2014	2013	2012
	(€’000)
Within 1 year	28,000	25,900	21,600
Between 1 and 5 years	19,100	32,100	11,600

	47,100	58,000	33,200

23	Capital commitments

At December 31, 2014, the Group had outstanding capital commitments totaling €62,800,000 (2013: €83,800,000 and 2012: €17,900,000). These commitments are expected to be settled in the following financial year. The increase results from the timing of expansion projects.

24	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to €5,184,000 (2013: €5,175,000 and 2012: €6,456,000), with respect to construction in Marseille €5,700,000 (2013 and 2012: nil) and other guarantees amounting to €53,000 (2013: €53,000 and 2012: €211,000).

Site restoration costs

As at December 31, 2014, the estimated discounted cost and recognized provision relating to the restoration of data center leasehold premises was €1,271,000 (2013: €1,177,000 and 2012: €716,000).

In accordance with the Group’s accounting policy site restoration costs have only been provided in the financial statements in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As at December 31, 2014, the Group estimated the possible liability to range from nil to €20,607,000 (2013: nil to €21,100,000 and 2012: nil to €19,600,000).

25	Related-party transactions

There are no material transactions with related parties, other than disclosed below, and all transactions are conducted at arm’s length.

Shareholders’ Agreement

On completion of the IPO, the Company entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of Interxion’s outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of the Board of Directors, including the right to nominate the Chairman of our Board of Directors.

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

In February 2014, Baker Capital notified the Board of Directors of the Company that pursuant to the shareholders agreement, they intend to designate two additional individuals to be elected at the Company’s 2014 Annual General Meeting of Shareholders, each of whom must meet the standards for independence under the requirements of the NYSE. In June 2014, Mr F. Esser and Mr M. Heraghty have been appointed as Non-Executive Director by the Annual General Meeting of Shareholders.

As at March 31, 2015, private equity investment funds affiliated with Baker Capital indirectly own 26.85%, on a fully diluted basis, of Interxion’s equity.

Key management compensation

The total compensation of key management was as follows:

	2014	2013	2012
	(€’000)
Short-term employee benefits (salaries and bonuses)	2,445	2,376	2,510
Post-employment benefits	50	60	60
Share-based payments	1,982	1,299	1,219
Crisis wage tax	—	125	1,565
Termination benefits	—	53	—

	4,477	3,913	5,354

Key management’s share-based payment compensation is disclosed in Note 21.

In 2013 and 2012, the Dutch Government imposed a crisis wage tax payable by employers over the total compensation including the benefit from options exercised. The crisis wage tax payable over key management compensation including the benefit from options exercised is presented as “Crisis wage tax” in the table above.

France IX loan

Interxion France is a member and co-founder of the France IX association, founded in 2010, the mission of which is to reinforce Paris as a global peering point by developing a panel of services that meets the various, and current, needs of the market, and by gathering together French and foreign ISPs and Internet services, and content providers. In 2011, Interxion France incurred costs which were recharged to France IX association, receipt of which has been formalized in a loan agreement, of which € 230,000 was outstanding as at December 31, 2014 (2013: €427,000 and 2012: €620,000). The receivable is presented as a current asset.

26	Events subsequent to the balance sheet date

On March 9, 2015, the Company and Telecity Group Plc. announced that they have entered into a definitive agreement on an all-share merger (“Implementation Agreement”) on the terms as announced on February 11, 2015. The transaction will be structured as an offer by Telecity Group to acquire all the issued and to be issued share capital of Interxion Holding N.V.

Interxion shareholders will be receiving 2.3386 new Telecity Group shares per Interxion share. As a result, Telecity Group shareholders will own approximately 55%, and Interxion shareholders approximately 45%, of the combined group. The primary listing for the combined group will be on the London Stock Exchange with a U.S. listing for Telecity Group’s existing ADR programme contemplated on either the New York Stock Exchange or NASDAQ.

Due to its size, the proposed all-share merger is a Class 1 transaction under the UK Listing Rules and therefore requires the approval of Telecity Group shareholders. Completion of the transaction will also be subject, amongst other things, to Telecity Group having received valid acceptances for at least 95 per cent of the total issued share capital of Interxion (or, at Telecity Group’s election, not less than 80 per cent) and all relevant regulatory and anti-trust approvals.

Prior to launching the tender offer, Telecity Group and its advisers must prepare a number of documents for filing as part of the US registration and listing process, and Interxion shall undertake consultations on the proposed transaction with relevant works councils, trade unions and other employee organizations. Final documents are expected to be filed, alongside publication of the prospectus and circular to Telecity Group shareholders, in the second half of 2015. The transaction is expected to close in the second half of 2015.

Judgments, estimates and assumptions applied by management in preparing these financial statements are based on circumstances as of December 31, 2014 and based on Interxion operating as a stand-alone company. The closing of the proposed transaction with TelecityGroup may impact future judgments, estimates and assumptions, as applied by management in preparing our financial statements. Given the fact that the transaction is in an early stage of the merger process, the financial impact cannot be measured in a reliable way.

Irrevocable Undertaking Agreements

Related to the proposed transaction with Telecity Group the following Irrevocable Undertaking Agreements have been signed:

On March 9, 2015, in connection with our entry into the Implementation Agreement with Telecity Group, Lamont Finance N.V. and Baker Communications Fund II, L.P. signed an irrevocable undertaking agreement with Telecity Group in respect of their Interxion shares to, among other things,: (i) not to sell their shares; and (ii) accept the offer to be made by Telecity Group pursuant to the Implementation Agreement. In addition, Lamont Finance N.V. and Baker Communications Fund II, L.P. both agreed, subject to certain exceptions, not to sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in any shares of Telecity Group issued to such parties in connection with the proposed transaction and not distributed to their direct or indirect partners or any interest therein at any time before the date falling 180 days after the closing date of the proposed transaction.

On March 9, 2015, in connection with our entry into the Implementation Agreement with Telecity Group, Mr. Ruberg signed an irrevocable undertaking agreement with Telecity Group in respect of his Interxion shares to, among other things,: (i) not sell his shares; and (ii) accept the offer to be made by Telecity Group pursuant to the Implementation Agreement. In addition, Mr. Ruberg has undertaken to exercise his vested options related to 600,000 Interxion shares prior to the consummation of the proposed transaction, and that such shares (after (i) sales to fund exercise costs, tax liabilities on such exercise and (ii) sales of up to $2,000,000 in net proceeds) will be exchanged in the proposed transaction.

On March 9, 2015, in connection with our entry into the Implementation Agreement with Telecity Group, Messrs. J. Baker, F. Esser, M. Heraghty, J.F.H.P. Mandeville, R. Manning and R. Ruijter each signed irrevocable undertaking agreement with Telecity Group in respect of their Interxion shares to, among other things,: (i) not to sell their shares; and (ii) accept the offer to be made by Telecity Group pursuant to the Implementation

Agreement. Mr. Ruberg and the other Directors, have also agreed, subject to certain exceptions, not to not to sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in any shares of Telecity Group issued to such persons in connection with the proposed transaction at any time before the date falling 180 days after the closing date of the proposed transaction.

In addition, in order to induce Lamont Finance N.V., Baker Communications Fund II (Cayman), L.P., and Baker Communications Fund II, L.P (“Baker Parties”) to issue and in consideration of Baker Parties issuing the Irrevocable Undertaking and other good and valuable consideration, it was agreed to pay all legal costs and expenses reasonably incurred by Baker Parties in connection with the transaction subject to an aggregate total cap of $250,000 (inclusive of any applicable taxes and charges).