Form 20-F
period 2015-12-31
InterXion Holding N.V.
filed 2016-03-31
CIK 1500866

As filed with the Securities and Exchange Commission on March 31, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

69,919,244 ordinary shares

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

EBITDA and Adjusted EBITDA

In this annual report we refer to our EBITDA and Adjusted EBITDA. We define EBITDA as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs1, increase/decrease in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases of unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. For a reconciliation of EBITDA and Adjusted EBITDA to Operating profit/(loss) and Profit for the year attributable to shareholders, see “Operating and Financial Review and Prospects—EBITDA and Adjusted EBITDA.” EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Additional Key Performance Indicators

In addition to EBITDA and Adjusted EBITDA, our management also uses the following key performance indicators as measures to evaluate our performance:

•	Equipped Space: the amount of data center space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at a data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power capacity and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space (such as corridors) which cannot be sold to individual customers;

•	Revenue Generating Space is defined as the amount of Equipped Space that is under contract and billed on the relevant date;

•	Utilization Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%;

•	Recurring Revenue Percentage: Recurring Revenue during the relevant period as a percentage of total revenue in the same period. Recurring Revenue comprises revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded. Monthly Recurring Revenue is the contracted Recurring Revenue over a full month excluding energy usage revenues, amortized set-up fees and the sub-leasing of office space; and

[1]	M&A transaction costs are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. In the year ended December 31, 2015, M&A transaction costs included €10.7 million related to the abandoned merger with TelecityGroup, and €1.1 million related to other activity including the evaluation of potential asset acquisitions.

•	Average Monthly Churn: the average of the Churn Percentage in each month of the relevant period. Churn Percentage in a month is the contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.

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

Solely for convenience, this annual report contains translation of certain euro amounts into U.S. dollars based on the noon buying rate of €1.00 to U.S. $1.0859 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information.”

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

These risks and others described under “Risk Factors” are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. We urge you to read the sections of this annual report entitled Item 3 “Key Information–Risk Factors,” Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The following selected financial data as of and for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2012 and December 31, 2011 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements included in this annual report have been prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board and have been audited by KPMG Accountants N.V., an independent registered public accounting firm.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

	Year ended December 31,	Year ended December 31,
	2015(1)	2015	2014	2013	2012	2011
	(U.S. $’000, except per share amounts and number of shares in thousands)	(€’000, except per share amounts and number of shares in thousands)
Income statement data
Revenue	419,766	386,560	340,624	307,111	277,121	244,310
Cost of sales	(164,637)	(151,613)	(139,075)	(124,141)	(113,082)	(101,766)

Gross profit	255,129	234,947	201,549	182,970	164,039	142,544
Other income	23,117	21,288	271	341	463	487
Sales and marketing costs	(30,640)	(28,217)	(24,551)	(22,818)	(20,100)	(17,680)
General and administrative costs	(143,888)	(132,505)	(98,884)	(90,134)	(79,243)	(67,258)

Operating profit	103,718	95,513	78,385	70,359	65,159	58,093
Net finance expense	(31,515)	(29,022)	(27,876)	(57,453)	(17,746)	(22,784)

Profit before taxation	72,203	66,491	50,509	12,906	47,413	35,309
Income tax (expense)/income	(19,465)	(17,925)	(15,449)	(6,082)	(15,782)	(9,737)

Profit for the year attributable to shareholders	52,738	48,566	35,060	6,824	31,631	25,572

Basic earnings per share(2)	0.76	0.70	0.51	0.10	0.47	0.40

Diluted earnings per share(2)	0.75	0.69	0.50	0.10	0.46	0.39

Number of shares(2) (3)	69,919	69,919	69,317	68,867	68,176	66,129

Weighted average number of shares for Basic earnings per share(2) (4)	69,579	69,579	69,048	68,584	67,309	64,176

Weighted average number of shares for Diluted earnings per share(2) (4)	70,499	70,499	69,922	69,345	68,262	65,896

	Year ended December 31,	Year ended December 31,
	2015(1)	2015	2014	2013	2012	2011
	U.S. $’000, except per share amounts and number of shares in thousands)	(€’000, except per share amounts and number of shares in thousands)
Cash flow statement data
Net cash flows from/(used in) operating activities	137,985	127,070	104,418	72,563	89,082	64,043
Net cash flows from/(used in) investing activities	(204,066)	(187,923)	(217,927)	(143,381)	(179,105)	(161,011)
Net cash flows from/(used in) financing activities	19,753	18,190	167,628	47,911	15,883	140,330
Capital expenditures including intangibles(5)	(209,183)	(192,636)	(216,277)	(143,381)	(178,331)	(161,956)

	Year ended December 31,	Year ended December 31,
	2015(1)	2015	2014	2013	2012	2011
	(U.S. $’000)	(€’000)
Balance sheet data
Trade and other current assets	153,692	141,534	122,412	96,703	74,854	67,874
Cash and cash equivalents(6)	63,584	58,554	99,923	45,690	68,692	142,669

Current assets	217,276	200,088	222,335	142,393	143,546	210,543
Non-current assets	1,142,340	1,051,976	950,768	768,382	675,678	533,738
Total assets	1,359,616	1,252,064	1,173,103	910,775	819,224	744,281

Current liabilities	186,596	171,835	175,697	140,125	134,109	133,799
Non-current liabilities	622,016	572,812	561,261	382,748	309,541	279,921

Total liabilities	808,612	744,647	736,958	522,873	443,650	413,720
Shareholders’ equity	551,004	507,417	436,145	387,902	375,574	330,561
Total liabilities and shareholders’ equity	1,359,616	1,252,064	1,173,103	910,775	819,224	744,281

Notes:

(1)	The “Income statement data,” “Cash flow statement data” and “Balance sheet data” as of and for the year ended December 31, 2015 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015 for euros into U.S. dollars of €1.00 = U.S. $1.0859. See “Exchange Rate Information” for additional information.
(2)	“Basic earnings per share”, “Diluted earnings per share” and “Number of shares” have been adjusted to reflect the five-to-one reverse stock split, which occurred in conjunction with our initial public offering in January 2011.
(3)	“Number of shares” is in thousands as of the end of the year.
(4)	“Weighted average number of shares for Basic earnings per share” and “Weighted average number of shares for Diluted earnings per share” are in thousands.
(5)	Capital expenditures including intangible assets represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.
(6)	Cash and cash equivalents includes €4.9 million, €5.3 million, €4.1 million, €5.0 million and €4.8 million as of December 31, 2015, December 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011, respectively, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

Exchange Rate Information

We publish our financial statements in euro. The conversion of euro into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rates of euro into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euro to U.S. dollars and from U.S. dollars to euro in this annual report were made at a rate of €1.00 to U.S. $ 1.0859, the noon buying rate in effect as of December 31, 2015. We make no representation that any euro or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between the euro and the U.S. dollar for the periods indicated.

	Low	High
	(U.S. $ per €1.00)
Month:
September 2015	1.1104	1.1358
October 2015	1.0963	1.1437
November 2015	1.0562	1.1026
December 2015	1.0573	1.1025
January 2016	1.0743	1.0964
February 2016	1.0868	1.1362
March 2016 (through March 25, 2016)	1.0845	1.1316

	Average for Period(1)
	(U.S. $ per €1.00)
Year ended December 31,:
2011	1.4002
2012	1.2909
2013	1.3303
2014	1.3210
2015	1.1032

Source: Federal Reserve Bank of New York

Note:

(1)	Annual averages are calculated from month-end exchange rates by using the average of the exchange rates on the last day of each month during the year.

On March 25, 2016, the noon buying rate was €1.00 to U.S. $1.1164.

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

Our operating expenses primarily consist of personnel, power and property costs. Personnel and property costs cannot be easily reduced in the short term. Therefore, we are unlikely to be able to reduce significantly our expenses in response to a slowdown in demand for our services or any decrease in revenue. The terms of our leases with landlords for facilities that serve as data centers are typically for a minimum period of 10 to 15 years (excluding our extension options) and do not provide us with an early termination right, while our colocation contracts with customers are initially typically for only three to five years. As of December 31, 2015, 55% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Our personnel costs are fixed due to our contracts with our employees having set notice periods and local law limitations in relation to the termination of employment contracts. In respect of our power costs, there is a minimum level of power required to keep our data centers running irrespective of the number of customers using them so our power costs may exceed the amount of revenue derived from power. We could have higher than expected levels of unused capacity in our data centers if, among other things:

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

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2015 we invested €192.6 million in property, plant and equipment (€186.1 million) and intangible assets (€6.5 million). In the year ended December 31, 2014 we invested €216.3 million in property, plant and equipment (€213.0 million) and intangible assets (€3.3 million). Investments in property, plant and equipment includes expansion, upgrade, maintenance and general administrative IT equipment. Investments in intangible assets include power grid rights and software development.

We expect to continue to invest as we expand our data center footprint and increase our Equipped Space based on demand in our target markets. Our total annual investment in property, plant and equipment includes maintenance and replacement capital expenditures. Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that such expenses will be between 4% and 6% of total revenue in the long term.

We currently hold title to the AMS3, AMS6, BRU1, CPH2, FRA8, FRA10, MRS1, PAR3, PAR5 and VIE properties. We completed the acquisition of the VIE properties and terminated the VIE financial lease in January 2015. In June 2015 we finalized the development of the building that will house the FRA10 data center. This building is located on freehold land owned by us.

We exercised certain purchase options and agreed to purchase the PAR7 freehold land, on which we own the PAR7 data center, and the AMS7 freehold land and properties. The PAR7 and AMS7 properties are currently reported as financial leases, and they will be reported as such until the acquisitions are completed.

We also lease space for data centers and typically begin construction before entering into contractual agreements with customers to utilize our data centers under construction. In some cases, we enter into lease agreements for data centers or begin expansions at our existing data centers without any pre-existing customer commitments to use the additional space that will be created. If we open a new data center or complete an expansion at an existing data center, we will be required to pay substantial up-front and ongoing costs associated with that data center, including leasehold improvements, basic overhead costs and rental payments, regardless of whether or not we have any agreements with customers to utilize those data centers.

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

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud-neutral colocation data center service providers, such as Equinix Telecity, formerly Equinix and TelecityGroup, which merged in January 2016, and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

Further, the growth of the European data center market has encouraged new, larger companies to consider entering the market, in particular those from the United States who are active in this sector. This growth and other factors have also led to increasing alliances and consolidation. For example, as a result of the Equinix and TelecityGroup merger, we may be subject to increased competition and face a shift in the competitive landscape. In addition, many of these companies may have significantly greater financial, marketing and other resources than we do. Some of our competitors may be willing to, and due to greater financial resources, may be better able to adopt aggressive pricing policies, including the provision of discounted data center services as an encouragement for customers to utilize their other services. Certain of our competitors may also provide our target customers with additional benefits, including bundled communications services, and may do so in a manner that is more attractive to potential customers than obtaining space in our data centers.

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

The majority of our initial customer contracts are entered into on a fixed term basis for periods from three to five years, which, unless terminated in advance, are automatically renewed for subsequent one-year periods. Please see Item 4 “Information on the Company—Customer Contracts.” As of December 31, 2015, 55% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Consequently, a large part of our customer base could either terminate their contracts with us at relatively short notice, or seek to re-negotiate the pricing of such contracts downwards, which, if either were to occur, would have a material adverse effect on our business, financial condition and results of operations.

Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

As of December 31, 2015, we had €13.1 million of recognized net deferred tax assets and €0.2 million of unrecognized net deferred tax assets. We cannot assure you that we will generate sufficient profit in the relevant jurisdictions to utilize these deferred tax assets fully or that the tax loss availability will not expire before we have been able to fully utilize them. In addition, applicable law could change in one or more jurisdictions in which we have deferred tax assets, rendering such assets unusable. Either such event would cause us to pay taxes in greater amounts than would otherwise occur, which may have a material adverse effect on our results of operations.

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

We could be subject to costs, as well as claims, litigation or other potential liability, in connection with risks associated with the security of our data centers and our Information technology systems. We may also be subject to information technology systems failures, network disruptions and breaches of data security, which could have an adverse effect on our reputation and material adverse impact on our business.

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

In addition, we can provide no assurance that our IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has risen as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. For example, in December 2015, we became aware that we suffered a breach in our IT security. This resulted in a temporary and localized compromise of the credentials to our customer relationship management system (“CRM”) which allowed unauthorized access to some customer and prospective customer contact details. No financial, personal or other sensitive customer data was accessed, or is stored within this system. This incident only affected our CRM system and did not impact or involve any of the data centers or services that we provide. Upon learning of this incident, we collaborated with our CRM supplier and have worked closely with our security team to ensure that all CRM information is secure. Any third-party intrusions, viruses, hacker attacks, information or data theft or similar threats against us and our IT systems may have a material adversely affect on our business, financial condition and results of operations.

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

Our ability to maximize revenue growth depends on our ability to develop and grow communities of interest within our target customer segments such as network providers, cloud and managed service providers, financial services, enterprises and digital media and distribution. Within each community, there are certain customers, which we consider to be magnetic customers as we believe they make it attractive to other customers to be in our data centers. Our ability to attract magnetic customers to our data centers will depend on a variety of factors, including the presence of multiple carriers, the mix of our offerings, the overall mix of customers, the presence of other magnetic customers, the data center’s operating reliability and security and our ability to effectively market our offerings. We may not be able to attract magnetic customers and thus may be unsuccessful in the development of our communities of interest. This may hinder the development, growth and retention of customer communities of interest and adversely affect our business, financial condition and results of operations.

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

In December 2015, we became aware that we suffered a breach in our IT security. This resulted in a temporary and localized compromise of the credentials to our CRM system, which allowed unauthorized access to some customer and prospective customer contact details. No financial, personal or other sensitive customer data was accessed, or is stored within this system. This incident only affected our CRM system and did not impact or involve any of the data centers or services that we provide. Upon learning of this incident, we collaborated with our CRM supplier and have worked closely with our security team to ensure that all CRM information is secure.

Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

We have a significant amount of debt and may incur additional debt to support our growth. As of December 31, 2015, our total indebtedness was approximately €555.8 million, our stockholders’ equity was €507.4 million and our cash and cash equivalents totaled €58.6 million. Our substantial amount of debt could have important consequences. For example, it could:

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

If our future cash flows from operations and other capital resources (including borrowings under our €100.0 million revolving facility (the “Revolving Facility”)) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

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

We may need to refinance our outstanding debt

We may need to refinance a portion of our outstanding debt as it matures, such as mortgages with quarterly repayment schedules and the Senior Secured Notes. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could materially adversely affect our financial condition, cash flows and results of operations.

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

We are a Dutch company with European subsidiaries and are subject to income tax in The Netherlands and foreign income tax in the countries we conduct operations, including The Netherlands, France, Germany and the UK. Significant judgment is required in determining our worldwide tax liabilities and obligations. Although we believe that we have adequately assessed and accounted for our potential tax liabilities, and that our tax estimates including our transfer pricing estimates are reasonable, there can be no certainty that additional taxes will not be due upon an audit of our tax returns or as a result of changes to applicable tax laws and interpretations thereof. In addition, several of the governments in which we conduct operations, including The Netherlands, France, Germany and the UK, are actively considering changes to their respective taxation regimes, which may impact the recognition and taxation of worldwide income. The nature and timing of any amendments to tax laws of the jurisdictions in which we operate and the impact on our future tax liabilities cannot be predicted with any certainty, however any such amendments or changes could materially and adversely impact our results of operations and financial position including cash flows. In the years ended December 31, 2013 and 2012, we were adversely impacted by a “one-time” crisis wage tax in The Netherlands. This tax was introduced as a one-time crisis wage tax, however, we were subject to this tax again in the year ended December 31, 2013. In the years ended December 31, 2014 and 2015, this crisis wage tax was no longer collected.

Laws and government regulations governing the licenses or permits we need across the European countries in which we operate may change, which can adversely affect our business .

We operate data centers and other facilities in 11 countries and as a result of our international operations, we are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. General economic, political, or social conditions in the countries in which we operate could have an adverse effect on our revenues from operations in those countries. In addition, we may be unable to obtain, renew or retain licenses or permits for our operations, data centers and other facilities for legal, environmental or regulatory reasons. For example, on December 13, 2013, we were awarded a permit by the Seine-St-Denis authorities to operate our PAR7 data center. On October 15, 2015, a French administrative court ruled that local authorities failed to perform a sufficiently extensive study of the potential noise impact that operating the PAR7 data center could have on local residents and consequently the French administrative court annulled the permit we received on December 13, 2013. We have appealed this ruling. The Seine-St-Denis authorities have requested that we re-apply for a new permit and on March 2, 2016 we submitted an application for a new permit with the relevant administrative authorities. We have worked with the Seine-St-Denis authorities and we obtained formal approval to continue to operate the PAR7 data center during the application process, which we expect to conclude by the end of 2016. Our inability to obtain, renew or retain licenses or permits for our operations, data centers and other facilities may adversely affect our business, results of operations, financial conditions or cash flows.

Risks Related to Our Ordinary Shares

The market price for our ordinary shares may continue to be volatile.

From January 1, 2015 to December 31, 2015, the closing sale price of our common stock on the New York Stock Exchange (the “NYSE”) ranged from $26.11 to $32.50 per share. The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

Prior to January 28, 2016, and pursuant to our articles of association, our Board of Directors (as defined herein), for a period of 5 years that lasted until January 28, 2016, had the power to (a) limit or exclude pre-emptive rights in respect of any issue and/or (b) grant rights to subscribe for ordinary shares. As of June 30, 2015, our Board of Directors, for a period of 18 months, from June 30, 2015 onwards, has the power to grant rights to subscribe for up to 4,352,281 ordinary shares for the purpose of our employee incentive schemes and to the extent any such shares are granted, they will not include pre-emptive rights for the benefit of shareholders. As a result, we may issue additional shares while excluding any pre-emptive rights. If we issue additional shares without pre-emptive rights, your ownership interests in our Company would be diluted and this in turn could have a material adverse effect on the price of our shares.

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

Many of the corporate governance rules of the NYSE do not apply to us as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While we believe that our corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE rules, there have historically been certain key differences which are described below.

Our nominating committee and compensation committee did not historically meet the NYSE independence standard, as one member of each respective committee was not “independent” as defined under Sections 303A.04 and 303A.05 of the NYSE rules, which govern nominating/corporate governance committees and compensation committees, respectively. As of December 31, 2015, each of our nominating committee and compensation committee was comprised entirely of independent members; however because of the exemptions available to us as a foreign private issuer, we cannot assure you that we will comply with all of the NYSE corporate governance rules in the future. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers. For an overview of our corporate governance principles, see Item 16G “Corporate Governance.”

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

Our most recent evaluation of our internal controls resulted in our conclusion that, as of December 31, 2015, our internal controls over financial reporting were effective. Our ability to manage our operations and growth, and other systems upgrades designed to support our growth, will require us to develop our controls and reporting systems and implement or adopt new controls and reporting systems. If in the future our internal control over financial reporting is found to be ineffective, or if a material weakness is identified in our controls over financial reporting, our financial results may be adversely affected. Investors may also lose confidence in the reliability of our financial statements which could adversely affect our stock price.

ITEM 4: INFORMATION ON THE COMPANY

Overview

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support approximately 1,600 customers through 41 data centers in 11 countries enabling them to physically protect, connect, process and distribute their most valuable information. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media between carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud neutral colocation services includes space, power, cooling and a physically secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including Amsterdam, Frankfurt, Paris and London, the main data center markets in Europe. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 600 individual carriers and Internet service providers, 20 European Internet exchanges and all the leading cloud platforms. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

Strategy

Target New Customers in High Growth Industry Segments to Further Develop our Communities of Interest

We categorize our customers into industry segments, and we will continue to target new customers in high growth industry segments, including financial services, cloud and managed services providers, digital media and carriers. Winning new customers in these target industries enables us to expand existing, and build new, high value communities of interest within our data centers. For example, customers in the digital media segment benefit from the close proximity to content delivery network providers and Internet exchanges in order to rapidly deliver content to consumers. We expect the high value and reduced cost benefits of our communities of interest to continue to attract new customers, which will lead to decreased customer acquisition costs for us.

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

Power

Each of our data centers is equipped to offer our customers high power availability. Since the availability of power is essential to the operation of our data centers, we provide power backup in case of outage as the availability of power is essential to the operation of a data center. The majority of our data centers have redundant grid connections and all of our data centers have a power backup installation in case of outage. Generators in combination with uninterrupted power supply, or UPS, system, endeavor to ensure maximum availability. We provide a full range of output voltages and currents and we offer our customers a choice of guaranteed levels of availability between 99.9% and 99.999%.

Connectivity

We provide connectivity services that allow our customers to connect their IT infrastructure to exchange traffic and access cloud platforms. These services offer connectivity with more than 600 telecommunications carriers and all the leading cloud providers, thus allowing our customers to reduce costs while enhancing the reliability and performance associated with the exchange of Internet and cloud data traffic. Our connectivity options offer our customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers, cloud platforms and some of the most important sources of IP data, content and distribution in the world.

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

Customers

We categorize our customers into industry segments including: digital media and distribution, enterprises, financial services, managed services providers and network providers. We have approximately 1,600 customers. The majority of our customers have entered into contracts with us for an initial three to five year term, which are typically renewed constantly and automatically for successive one year periods.

In the year ended December 31, 2015, 35% of our Recurring Revenue came from our top 20 customers, 25% of our Recurring Revenue came from our top 10 customers and 11% of our Recurring Revenue came from one customer, which is a Fortune 50 company.

The following table sets forth some of our representative customers by segment:

Digital Media and Distribution	Enterprises	Financial Services	Managed Service Providers	Network Providers
Akamai	AC Hotels	ABN Amro	Amazon Webservices	AT&T
Cloudflare	Bombardier	Barclays	Amsio	British Telecom
Deluxe	Clearly Gottlieb	BATS	Cisco	Cogent
Edgecast	Correos	BNP Paribas	Cloudgermany	Colt
Fox	Merger Market	Citigroup	Cognizant	Deutsche Telekom
Internap	Milanuncios	Credit Suisse	DigitalOcean	EU Networks
LBI	SHT	Deutsche Börse Group	Hewlett Packard	Level 3
Mindark	Siemens	London Metal Exchange	IBM	Tata
Overon		Nasdaq	Microsoft Azure	Telefonica
Riot Games		RBC	Oracle	TeliaSonera
		Thomson Reuters	Salesforce	Verizon
			SingleHop	Vodafone
			Softlayer	Zayo

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

Customer Contracts

Our customers typically sign contracts for the provision of colocation space together with basic service level agreements that provide for support services and other managed services. Unless customers notify us of their intention to terminate, which is typically 90 days in advance of the end of the contract period, contracts (a majority of which have an initial term of three to five years) typically renew constantly and automatically for successive one year periods. However, where beneficial to us we will, prior to the expiry of a customer contract, seek to re-negotiate and re-sign with a customer (generally for a minimum one-year period). Our contracts generally allow us the option to increase prices in accordance with local price indices in each jurisdiction and we are able to adjust the amount charged for power at any time and as frequently as necessary during the life of the contract to account for any increases in power costs we are charged by our suppliers or governmental surcharges.

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

Employees

As of December 31, 2015 we had a total of 533 employees (full time equivalents, excluding contractors and interim staff) of which 323 employees worked in operations and support, 105 employees worked in sales and marketing and 105 employees served general and administrative roles. Of our employees, 400 were based in countries where we have operations and 133 employees worked from our headquarters near Amsterdam and corporate offices in London as of December 31, 2015. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees are subject to collective bargaining agreements.

Leases

We hold title to certain of our properties and lease the remainder. We exercised certain purchase options and agreed to purchase the PAR7 and AMS7 properties, which are currently reported as financial leases, and they will be reported as such until the acquisitions complete. For the other leased properties on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us to either (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10 to 15 year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease.

Data Center Operations

We have 41 carrier and cloud neutral colocation data centers in 13 metropolitan areas in 11 countries, representing approximately 111,900 square meters of maximum equippable space (as of December 31, 2015). Maximum equippable space is the maximum amount of space in our data centers which is designed to be used and sold as Equipped Space.

All of our data centers are located in Europe and all of our revenues are generated in Europe. For more information on the geographic breakdown of our revenues, see Note 5 of our 2015 consolidated financial statements, included elsewhere herein.

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

The following table presents the key characteristics of our data centers.

Country	Location	Ready for service Quarter	Maximum Equippable Space as of December 31, 2015
			Square Meters
Austria	Vienna-1	Third Quarter, 2000	4,700
Austria(1)	Vienna-2	Fourth Quarter, 2014	5,800
Belgium	Brussels	Third Quarter, 2000	5,100
Denmark	Copenhagen-1	Third Quarter, 2000	3,800
France	Marseille	Third Quarter, 2014	6,400
France	Paris-1	First Quarter, 2000	1,400
France	Paris-2	Third Quarter, 2001	3,000
France	Paris-3	Third Quarter, 2007	2,000
France	Paris-4	Third Quarter, 2007	1,300
France	Paris-5	Fourth Quarter, 2009	4,100
France	Paris-6	Third Quarter, 2009	1,400
France	Paris-7	Second Quarter, 2012	4,700
Germany(2)	Dusseldorf-1	Second Quarter, 2000	3,300
Germany	Dusseldorf-2	Fourth Quarter, 2015	1,200
Germany	Frankfurt-1	First Quarter, 1999	500
Germany	Frankfurt-2	Fourth Quarter, 1999	1,100
Germany	Frankfurt-3	First Quarter, 2000	2,200
Germany	Frankfurt-4	First Quarter, 2001	1,400
Germany	Frankfurt-5	Third Quarter, 2008	1,700
Germany	Frankfurt-6	Second Quarter, 2010	2,200
Germany	Frankfurt-7	First Quarter, 2012	1,500
Germany	Frankfurt-8	Second Quarter, 2014	3,700
Germany	Frankfurt-9	First Quarter, 2014	800
Ireland	Dublin-1	Second Quarter, 2001	1,100
Ireland	Dublin-2	First Quarter, 2010	2,300
The Netherlands	Amsterdam-1	First Quarter, 1998	600
The Netherlands(3)	Amsterdam-2	First Quarter, 1999	700
The Netherlands(4)	Amsterdam-3	Fourth Quarter, 1999	3,000
The Netherlands(5)	Amsterdam-4	Fourth Quarter, 2000	—
The Netherlands	Amsterdam-5	Fourth Quarter, 2008	4,300
The Netherlands	Amsterdam-6	Third Quarter, 2012	4,400
The Netherlands(6)	Amsterdam-7	First Quarter, 2014	7,600
Spain	Madrid-1	Third Quarter, 2000	4,000
Spain	Madrid-2	Fourth Quarter, 2012	1,700
Sweden	Stockholm-1	Third Quarter, 2000	1,900
Sweden	Stockholm-2	Second Quarter, 2013	1,000
Sweden	Stockholm-3	Third Quarter, 2014	900
Sweden	Stockholm-4	Second Quarter, 2015	1,100
Switzerland	Zurich	Fourth Quarter, 2000	7,100
UK(7)	London-1	Third Quarter, 2000	5,400
UK	London-2	Third Quarter, 2012	1,500

Subtotal			111,900

Notes:

(1)	Vienna-2 maximum equippable space increased by 3,000 square meters as a result of a new expansion. (VIE2.4 - June 2015 and VIE2.5 - November 2015)
(2)	Dusseldorf-1 maximum equippable space increased by 400 square meters as a result of a new expansion. (DUS1.3 – June 2015)

(3)	As we continued to develop our strategy of creating communities of interest – which includes, but is not limited to, operational efficiency, we discontinued the use of two of our smaller legacy data centers in The Netherlands: AMS2, in Amsterdam, at the end of 2015, and HIL1, in Hilversum, at the end of 2014. The closure of these facilities was carefully planned to minimize any adverse impact on our customers.
(4)	Amsterdam-3 maximum equippable space decreased by 100 square meters.
(5)	The maximum equippable space of Amsterdam-4 is included in the maximum equippable space of Amsterdam-1.
(6)	Amsterdam-7 maximum equippable space increased by 400 square meters as a result of a new expansion. (AMS7.4 and AMS7.6 – both in second quarter, 2015)
(7)	London-1 maximum equippable space increased by 100 square meters as result of a new expansion.

Seasonality

The Company’s operations are not significantly exposed to seasonality.

Competition

We compete with all providers of data center services including in-house and outsourced data centers. Our chief competitors among each of the types of competition are listed below.

Carrier and Cloud Neutral Colocation Data Centers

Carrier and cloud neutral colocation data centers in Europe include Equinix Telecity, formerly Equinix and TelecityGroup, which merged in January 2016, and Telehouse.

Wholesale Data Centers

Competitor wholesale data center providers include Digital Realty Trust and Global Switch.

Carrier-Operated Data Centers

Carriers that operate their own data centers in Europe include AT&T, BT, Cable & Wireless, Colt, Verizon, Level 3 and Deutsche Telekom amongst others.

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

In addition, as a consumer of substantial amounts of electricity, we are affected by the CRC Energy Efficiency Scheme (the “CRC Scheme”), which was introduced in 2010, and simplified in May 2013 by the CRC Energy Efficiency Scheme Order 2013. It is a mandatory UK-wide emissions trading scheme based on electricity usage. Phase 2 runs from April 1, 2014 to March 31, 2019. For Phase 2 of the CRC Scheme, organizations qualified if, during the qualification year (that ran from April 1, 2012 until March 31, 2013) , they consumed over 6,000 MWh of qualifying electricity through at least one settled half hour meter. We qualified for the CRC Scheme and registered for Phase 2 with the CRC Registry by the deadline of January 31, 2014. Non-compliance with the CRC Scheme may result in criminal and civil penalties.

Once registered for Phase 2, participants have to monitor and report their annual supplies of electricity and gas and then surrender “allowances” equal to the quantity of carbon dioxide emissions associated with that annual CRC Scheme consumption before the end of October. One allowance must be surrendered for each ton of carbon dioxide emitted. Allowances can be bought or traded and participants must submit an annual report on their CRC energy supplies by the end of July each year. The allowance price in the April 2014 “forecast sale” for 2014/2015 was £15.60 per ton of carbon dioxide and was £16.40 per ton in the “buy to comply” sale in June 2015. The allowance price for 2015/16 was £15.60 per ton in the April 2015 “forecast sale” and will be £16.90 per ton in the “buy to comply” sale in June 2016. Through the annual report publication, the U.K. Environmental Agency also publishes information on the basis of participants’ annual reports including details the participants submitted when they registered for the CRC Scheme. The potential impacts of the CRC Scheme on our data centers in the UK include the costs of improving energy efficiency in order to reduce electricity consumption and the costs of allowances and administration in complying with the CRC Scheme.

Climate Change Agreements (“CCAs”) are voluntary agreements between the UK Government and energy intensive sectors allowing a discount from the UK climate change levy (which is a tax added to electricity and fuel bills) in return for companies meeting carbon saving targets. Data center businesses providing colocation space (both wholesale and retail) have been eligible for CCAs since July 2014, when the data center sector association, techUK, signed an umbrella agreement with the UK Environment Agency. CCA targets are due to be revised in 2016. From April 1, 2013, participants are entitled to a 90% reduction on the electricity climate change levy and a 65% reduction for other fuels if they agree to and meet their CCA targets. We signed a CCA in February 2015.

Within this CCA framework, the CRC Scheme provides that an electricity or gas supply consumed for the purpose of operating a participating CCA facility will not qualify as an energy supply requiring surrender of carbon dioxide allowance under the CRC Scheme. While we now face costs associated with meeting the target in our CCA, the CCA has reduced our expenditure on CRC Scheme allowances and allows us to qualify for the reduced UK climate change levy (“CCL”) rate under Part IV of Schedule 6 to the Finance Act 2000 (as amended).

Changes to the UK environmental regulations are expected in the future. The UK government consulted on reforming business energy efficiency taxation in autumn 2015, and HM Treasury published its response to that consultation in March 2016 and announced that it will close the CRC Scheme following the 2018-2019 compliance year, with no purchase of allowances required to cover emissions for energy supplied from April 2019. The last CRC report should therefore be by the end of July 2019 and the last surrender of allowances for emissions from energy supplied in 2018-2019 compliance year should be by the end of October 2019. The UK government will consult later in 2016 on a new, simplified energy and carbon reporting framework for introduction by April 2019. The main rates of the CCL will increase from April 2019, but the UK government will keep existing CCA eligibility criteria in place until at least 2023 and increase the CCL discount available to CCA participants from April 2019 to ensure they pay no more than a Retail Price Index level increase. There is also expected to be a CCL target review commencing in 2016 and a rebalancing of CCL rates for different fuel types to encourage a reduction in gas consumption. We will continue to analyze all proposed changes fully and prepare to comply with any new requirement and/or legal obligations.

Pursuant to Article 8(4-6) of the Energy Efficiency Directive 2012 (aiming to encourage investment in energy efficiency improvements, as part of the European Union’s aim to reduce primary energy consumption by 20% by 2020), European Member States are obliged to ensure that undertakings that meet certain thresholds regarding the number of employees, annual balance sheet total and annual turnover qualify as specified in Energy Efficiency Directive 2012 carry out energy audits. The directive requires the audits to be carried out at least every four years, and set a first compliance deadline of December 5, 2015. The directive does allow alternatives to the audit, such as ISO 50001 certification. If a qualifying undertaking does not comply with its obligations under national legislation, the relevant compliance body may issue sanctions (for example, in the UK, the regulator can issue an enforcement notice and seek civil penalties). Costs associated with ESOS include the costs of the ESOS assessments and then voluntary costs of implementing any energy efficiency measures identified.

We meet the qualification thresholds in the UK, Germany, France, Denmark, Sweden and the Netherlands.

In Germany, in accordance with national legislation, we are exempt from performing an energy efficiency audit due to our ISO 50001 certification. We have informed the relevant authority accordingly. In the Netherlands and France we have finalized our audit reports. Both audit reports have been filed with relevant authority in a timely fashion. In Denmark the audit and the audit report need to be finalized and filed before the end of the first quarter of 2016. We are currently in the process of performing the audit and expect to file the audit report before the deadline. In Sweden the audit and the audit report need to be finalized and filed before the end of the first quarter of 2017. We are currently in the process of performing the audit and expect to file the audit report before the deadline. In the UK, an audit has been performed and the audit report has been finalized. The relevant authority is notified thereof in a timely manner.

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

On December 13, 2013, we were awarded a permit by the Seine-St-Denis authorities to operate our PAR7 data center. On October 15, 2015, a French administrative court ruled that local authorities failed to perform a sufficiently extensive study of the potential noise impact that operating the PAR7 data center could have on local residents and consequently the French administrative court annulled the permit we received on December 13, 2013. We have appealed this ruling. The Seine-St-Denis authorities have requested that we re-apply for a new permit and on March 2, 2016 we submitted an application for a new permit with the relevant administrative authorities. We have worked with the Seine-St-Denis authorities and we obtained formal approval to continue to operate the PAR7 data center during the application process, which we expect to conclude by the end of 2016.

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

Our History and Organizational Structure

European Telecom Exchange BV was incorporated on April 6, 1998, which (after being renamed InterXion Holding B.V. on June 12, 1998) was converted into InterXion Holding N.V. on January 11, 2000. For further information on the history and development of the Company, see Item 10 “Additional Information—General.” From inception onwards we have grown our colocation business organically. Since 2001, we have developed our geographic footprint in 13 cities where we have established data center campuses. The only changes to our geographic footprint have been very recent – we added Marseille in 2014 and exited Hilversum at the end of 2014. Following the industry downturn beginning in 2001 as a result of a sharp decline in demand for Internet-based businesses, we restructured within our geographic base to refocus on a broader and more stable customer base. We have since focused on shifting our customer base from primarily emerging Internet companies and carriers to a wide variety of established businesses seeking to house their IT infrastructure.

Our subsidiaries perform various tasks, such as servicing our clients, operating our data centers, customers support, and providing management, sales and marketing support to the Group. The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our subsidiaries:

Entity	Country of incorporation	Ownership %	Activity
InterXion HeadQuarters B.V.	The Netherlands	100%	Management
Interxion Europe Ltd.	United Kingdom	100%	Management
InterXion Operational B.V.	The Netherlands	100%	Management/Holding
InterXion Participation 1 B.V.	The Netherlands	100%	Holding
InterXion Nederland B.V.	The Netherlands	100%	Provision of co-location services
InterXion Datacenters B.V.	The Netherlands	100%	Data center sales & marketing
InterXion Real Estate Holding B.V.	The Netherlands	100%	Real estate management/Holding
InterXion Real Estate I B.V.	The Netherlands	100%	Real estate
InterXion Real Estate IV B.V.	The Netherlands	100%	Real estate
InterXion Real Estate V B.V.	The Netherlands	100%	Real estate
InterXion Real Estate X B.V.	The Netherlands	100%	Real estate
InterXion Österreich GmbH	Austria	100%	Provision of co-location services
InterXion Real Estate VII GmbH	Austria	100%	Real estate
InterXion Belgium N.V.	Belgium	100%	Provision of co-location services
InterXion Real Estate IX NV.	Belgium	100%	Real estate
InterXion Danmark ApS	Denmark	100%	Provision of co-location services
InterXion Real Estate VI ApS.	Denmark	100%	Real estate
Interxion France SAS	France	100%	Provision of co-location services
Interxion Real Estate II SARL	France	100%	Real estate
Interxion Real Estate III SARL	France	100%	Real estate
Interxion Real Estate XI SARL	France	100%	Real estate
InterXion Deutschland GmbH	Germany	100%	Provision of co-location services
InterXion Ireland Ltd.	Ireland	100%	Provision of co-location services
Interxion España SA	Spain	100%	Provision of co-location services
InterXion Sverige AB	Sweden	100%	Provision of co-location services
InterXion (Schweiz) AG	Switzerland	100%	Provision of co-location services
InterXion Real Estate VIII AG	Switzerland	100%	Real estate
InterXion Carrier Hotel Ltd.	United Kingdom	100%	Provision of co-location services

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

Overview

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support approximately 1,600 customers through 41 data centers in 11 countries enabling them to physically protect, connect, process and distribute their most valuable information. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media between carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud neutral colocation services includes space, power, cooling and a physically secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including Amsterdam, Frankfurt, Paris and London, the main data center markets in Europe. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 600 individual carriers and Internet service providers, 20 European Internet exchanges and all the leading cloud platforms. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest, which are important to customers in each of our industry segments: network providers, managed services providers (including cloud service providers), enterprises, financial services and digital media. Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community to both existing and potential customers.

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

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud neutral colocation data center service providers, such as Equinix Telecity, formerly Equinix and TelecityGroup, which merged in January 2016, and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

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

Revenue

We generally enter into contracts with our customers for initial terms of generally three to five years, with annual price escalators and with automatic one-year renewals after the end of the initial term. Our customer contracts provide for a fixed monthly recurring fee for our colocation, managed services and, in the case of cabinets, fixed amounts of power pre-purchased at a fixed price. These fees are billed monthly, quarterly or bi-annually in advance, together with fees for other services such as the provision of metered power (based on a price per kilowatt hour actually consumed), billed monthly in arrears, or fees for services such as remote hands and eyes support, billed on an as-incurred basis.

The following table presents our future committed revenues expected to be generated from our fixed term customer contracts as of December 31, 2015, 2014 and 2013.

	2015	2014	2013
Within 1 year	275,400	253,100	219,300
Between 1 to 5 years	353,600	343,500	301,600
After 5 years	76,700	90,700	101,800

Total	705,700	687,300	622,700

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

Other services revenue, including managed services and customer installation services, including equipment sales, are recognized when the services are rendered. Certain installation services and equipment sales, which by their nature are non-recurring, are presented as non-recurring revenues and are recognized upon delivery of service.

Deferred revenues relating to invoicing in advance and initial setup fees are carried on the statement of financial position as part of trade payables and other liabilities. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Recurring Revenue comprises revenue that is incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.

Costs

Our cost base consists primarily of personnel, power and property costs.

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of December 31, 2015 we employed 533 full-time equivalent employees: 323 in operations and support; 105 in sales and marketing; and 105 in general and administrative roles. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also allows us to leverage existing personnel within a data center campus.

In 2015, 2014 and 2013, we invested resources in sales and marketing personnel to engage with our existing and potential customers on an industry basis. This has enabled us to establish closer relationships with our customers thereby allowing us to understand and anticipate their needs and to forecast demand, helping us plan the scope and timing of our expansion activities.

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

We currently hold title to the AMS3, AMS6, BRU1, CPH2, FRA8, FRA10, MRS1, PAR3, PAR5 and VIE properties. We completed the acquisition of the VIE properties and terminated the VIE financial lease in January 2015. In June 2015 we finalized the development of the building that will house the FRA10 data center. This building is located on freehold landed owned by us.

We also exercised certain purchase options and agreed to purchase the PAR7 freehold land on which we own the PAR7 data center, and the AMS7 freehold land and properties. The PAR7 and AMS7 properties are currently reported as financial leases, and they will be reported as such until the acquisitions complete.

For the other leased properties on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us to either (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10 to 15 year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease.

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

We define EBITDA as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/decrease in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases of unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

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

The provision for onerous lease contracts relates to two unused data center sites in Germany, one in Munich which was terminated in March 2016 and one in Dusseldorf terminating in August 2016; therefore, the remaining part of the provision for onerous lease contracts is presented as current.

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This expansion program, closely matched to both customer demand and available capital resources, has continued since that time. We do not commit to a phase of an expansion or construction of a data center unless we have cash and committed capital available to complete the phase. Since 2006, we have raised debt capital to fund our expansion program, and this has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs of the data center. We refinanced the Company’s debt in February 2010 when we issued €200 million of 9.5% senior secured notes, which was primarily used to repay existing debt, and a further tap offering of €60 million in November 2010. In 2013, we issued €325 million of 6.0% senior secured notes. The proceeds were used to purchase, redeem and discharge the €260 million of 9.5% senior secured notes, pay fees and expenses incurred in connection with the refinancing, and for other general corporate purposes. In April 2014, we improved our funding to support growth by issuing €150 million of 6.00% senior secured notes. This additional financing, combined with a €9.2 million mortgage for our BRU1 data center secured in 2014, was used to repay amounts drawn under our revolving facility and to fund further expansion projects. In December 2015 we secured a new €15.0 million mortgage for our FRA8 and FRA10 property, which will be used for further expansion projects.

In the year ended December 31, 2015, our net finance expense was €29.0 million, which primarily consisted of interest expense of €32.3 million, profit from sale of a financial asset of €2.3 million and foreign currency exchange gains of €0.9 million. For the full year 2014, our net finance expense primarily consisted of interest expense of €26.3 million, refinancing expenses of €0.6 million and interest income of €0.9 million. For the full year 2013, our net finance expense primarily consisted of interest expense of €24.6 million, refinancing expenses of €31.0 million and interest income of €0.5 million. The increase in net finance expense for the year ended December 31, 2015 was due primarily to the full year impact of the €150 million Additional Notes issued in April 2014, partly offset by decreased capitalization of borrowing costs during the construction of new data center space. We capitalized €2.6 million of borrowing costs in connection with the construction of new data center space in the year ended December 31, 2015, €3.6 million in the year ended December 31, 2014 and €1.7 million in the year ended December 31, 2013.

We discuss our capital expenditures, including intangible assets and our capital expansion program below in “—Liquidity and Capital Resources.”

Income Tax Expense

Since inception we have generated significant tax loss carry forwards in all of our jurisdictions. In 2006, we became taxable income positive and began offsetting our tax loss carry forwards against taxable profits. As of December 31, 2015 we have recognized a significant part of our tax loss carry forwards. We will continue to recognize the remaining deferred tax loss carry forwards progressively as we become profitable in the respective jurisdictions. We expect to be able to continue to use our tax loss carry forwards to minimize cash taxes going forward.

Segment Reporting

We report our financials in two segments, which we have determined based on our management and internal reporting structure: the first being France, Germany, The Netherlands and UK and the second being the Rest of Europe, which comprises our operations in Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are presented as “corporate and other” and comprise mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases, as further explained below) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities. Segment capital expenditure, and intangible assets is the total cost directly attributable to a segment incurred during the period to acquire property, plant and equipment.

Results of Operations

The following table presents our operating results for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,	Year ended December 31,
	2015(1)	2015	2014	2013
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Revenue	419,766	386,560	340,624	307,111
Cost of sales	(164,637)	(151,613)	(139,075)	(124,141)

Gross profit	255,129	234,947	201,549	182,970
Other income
M&A transaction break fee income	22,721	20,923	—	—
Income from sub-leases on unused data center sites	396	365	271	341

Other income	23,117	21,288	271	341

Sales and marketing costs	(30,640)	(28,217)	(24,551)	(22,818)
General and administrative costs
Depreciation, amortization and impairments	(84,949)	(78,229)	(62,177)	(57,670)
Share-based payments	(7,776)	(7,161)	(6,576)	(4,149)
(Increase)/decrease in provision for onerous lease contracts	200	184	805	—
M&A transaction costs	(12,863)	(11,845)	(325)	—
Other general and administrative costs	(38,500)	(35,454)	(30,611)	(28,315)

General and administrative costs	(143,888)	(132,505)	(98,884)	(90,134)

Operating profit	103,718	95,513	78,385	70,359
Net finance expense	(31,515)	(29,022)	(27,876)	(57,453)

Profit before taxation	72,203	66,491	50,509	12,906
Income tax expense	(19,465)	(17,925)	(15,449)	(6,082)

Profit for the year attributable to shareholders	52,738	48,566	35,060	6,824

Basic earnings per share	0.76	0.70	0.51	0.10

Adjusted EBITDA(2)	185,989	171,276	146,387	131,837

The following table presents our operating results as a percentage of revenues for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
Revenue	100%	100%	100%
Cost of sales	(39)	(41)	(40)

Gross profit	61	59	60
Other income
M&A transaction break fee income	5	0	0
Income from sub-leases on unused data center sites income	0	0	0

Other income	5	0	0

Sales and marketing costs	(7)	(7)	(7)
General & administrative costs
Depreciation, amortization and impairments	(20)	(18)	(19)
Share-based payments	(2)	(2)	(1)
Increase/(decrease) in provision for onerous lease contracts	0	0	0
M&A transaction costs	(3)	0	0
Other general and administrative costs	(9)	(9)	(9)

General and administrative costs	(34)	(29)	(29)

Operating profit	25	23	23
Net finance expense	(8)	(8)	(19)

Profit before taxation	17	15	4
Income tax expense	(5)	(5)	(2)

Profit for the year attributable to shareholders	13%	10%	2%

Adjusted EBITDA margin(2)	44%	43%	43%

Notes:

(1)	The operating results for the year ended December 31, 2015 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015 and for euro into U.S. dollars of €1.00 = U.S. 1.0859. See Item 3 “Key Information—Exchange Rate Information” for additional information.
(2)	We define EBITDA as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/decrease in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases of unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million Revolving Facility Agreement and €475 million 6.00% Senior Secured Notes due 2020. Other companies, however, may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. See “—EBITDA and Adjusted EBITDA” for a more detailed description.

The following table presents a reconciliation of Profit for the year attributable to shareholders to EBITDA and EBITDA to Adjusted EBITDA, for the periods indicated:

	Year ended December 31,	Year ended December 31,
	2015(1)*	2015	2014	2013
	(U.S. $’000)	(€’000)
Other financial data
Profit for the year attributable to shareholders	52,738	48,566	35,060	6,824
Income tax expense	19,465	17,925	15,449	6,082

Profit before taxation	72,203	66,491	50,509	12,906
Net finance expense	31,515	29,022	27,876	57,453

Operating profit	103,718	95,513	78,385	70,359
Depreciation, amortization and impairments	84,949	78,229	62,177	57,670

EBITDA	188,667	173,742	140,562	128,029
Share-based payments	7,776	7,161	6,576	4,149
Increase/(decrease) in provision for onerous lease contracts(a)	(200)	(184)	(805)	—
M&A transaction break fee income	(22,721)	(20,923)	—	—
M&A transaction costs	12,863	11,845	325	—
Income from sub-leases on unused data center sites	(396)	(365)	(271)	(341)

Adjusted EBITDA(2)*	185,989	171,276	146,387	131,837

Notes:

*	References are to the footnotes above.
(a)	“Increase/(decrease) in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.

The following table sets forth some of our key performance indicators as of the dates indicated:

	As of December 31,
	2015	2014	2013
Equipped Space(1) (square meters)	101,200	93,500	80,100
Utilization Rate(2) (%)	78	76	75

Notes:

(1)	Equipped Space is the amount of data center space that, on the date indicated, is equipped and either sold or could be sold, without making any additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet, among others, fire regulations or customer requirements, and necessitates the introduction of common space which cannot be sold to individual customers, such as corridors.
(2)	Utilization Rate is, on the relevant date, Revenue Generating Space as a percentage of Equipped Space; some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate may not reach 100%.

Years Ended December 31, 2015 and 2014

Revenue

Our revenue for the years ended December 31, 2015 and 2014 was as follows:

	Year ended December 31,				Change
	2015	%	2014	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	365,175	94	319,184	94	45,991	14
Non-recurring revenue	21,385	6	21,440	6	(55)	0

	386,560	100	340,624	100	45,936	13

Revenue increased to €386.6 million for the year ended December 31, 2015 from €340.6 million for the year ended December 31, 2014, an increase of 13%. Recurring revenue increased by 14% and non-recurring revenue remained stable at 6% of total revenues from the year ended December 31, 2014 to the year ended December 31, 2015. The period over period growth in recurring revenue was primarily the result of an increase of approximately 8,100 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions.

Cost of Sales

Cost of sales increased to €151.6 million for the year ended December 31, 2015 from €139.1 million for the year ended December 31, 2014, an increase of 9%. Cost of sales was 39% of revenue for the year ended December 31, 2015 and 41% for the year ended December 31, 2014. The increase in cost of sales related to our overall revenue growth and data center expansion projects, including (i) an increase of €5.9 million in energy usage costs and (ii) an increase of €3.5 million higher cost for operation and support personnel commensurate with growth. Equipped Space increased by approximately 7,700 square meters during the year ended December 31, 2015 as a result of expansions to existing data centers in Amsterdam, Vienna, Madrid, Marseille and Zurich, the construction of new data centers in Stockholm and Dusseldorf, and the closure of Hilversum. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Other Income

Other income represents income that we do not consider part of our core business. It includes transaction break fee income and income from the subleases on unused data center sites.

Sales and Marketing Costs

Our sales and marketing costs increased to €28.2 million for the year ended December 31, 2015 from €24.6 million for the year ended December 31, 2014, an increase of 15%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2015 and 2014.

The increase in sales and marketing costs was primarily a result of increased compensation and related costs due to increases in employee headcount and marketing expenses associated with our continued strategy to invest in our industry-focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, share-based payments, increase/(decrease) in provision for onerous lease contracts and other general and administrative costs.

Depreciation, amortization and impairments increased to €78.2 million for the year ended December 31, 2015 from €62.2 million for the year ended December 31, 2014, an increase of 26%. Depreciation, amortization and impairments was 20% of revenue for the year ended December 31, 2015 and 18% for the year ended December 31, 2014. The increase was a result of new data centers and data center expansions.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2015 we recorded share-based payments of €7.2 million, an increase of 9% from the year ended December 31, 2014. The increase was primarily due to new grants of options, restricted shares and performance shares in 2015. In determining Adjusted EBITDA we also add back increase/(decrease) in provision for onerous lease contracts. Following our annual review of the provision for onerous lease contracts, the Company decreased the provision by €0.2 million in 2015 while in 2014, the provision was decreased by €0.8 million. Finally, we also add back M&A transaction related costs and income, which included €9.1 million of income in 2015 and €0.3 million of expenses in 2014.

Other general and administrative costs increased to €35.5 million for the year ended December 31, 2015 from €30.6 million for the year ended December 31, 2014, an increase of 16%. Other general and administrative costs were 9% of revenue for the years ended December 31, 2015 and December 31, 2014. The increase in the other general and administrative costs was due to both an increase of compensation costs principally resulting from an increase in salaries associated with an increased headcount and higher external hires and to an increase in the costs for professional advisory services.

Net Finance Expense

Net finance expense increased to €29.0 million for the year ended December 31, 2015 from €27.9 million for the year ended December 31, 2014, an increase of 4%. Net finance expense was 8% of revenue for the year ended December 31, 2015 and 8% of revenue for the year ended December 31, 2014. The increase in net finance expense for the year ended December 31, 2015 was due primarily the result of the full year impact of the €150.0 million Additional Notes issued in April 2014 and lower capitalization of borrowing costs during the period of construction of new data center space. In the year ended December 31, 2015 we capitalized €2.6 million compared to €3.6 million in the year ended December 31, 2014. Furthermore, the net finance expense is impacted by the gain on the sale of our financial asset in 2015, amounting to €2.3 million.

Income Taxes

Income tax expense was €17.9 million for the year ended December 31, 2015 compared to €15.4 million for the year ended December 31, 2014. Income tax expense was 5% of revenue for the year ended December 31, 2015 and 5% of revenue for the year ended December 31, 2014. The increase in income tax expenses was primarily due to an increase in profit before tax in 2015 as a result of the net impact of M&A transaction costs and M&A break fee related income. The effective income tax rate of 27% in the year ended December 31, 2015, compared to 31% for the year ended December 31, 2014, was positively impacted by the recognition of previously unrecognized tax losses, profit mix and the change in certain tax rates.

We recorded current tax expenses of €9.2 million for the year ended December 31, 2015 and €8.9 million for the year ended December 31, 2014. We recorded a deferred tax expense of €8.8 million for the year ended December 31, 2015 and a deferred tax expense of €6.5 million for the year ended December 31, 2014. Deferred tax is charged for the annual movements in temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

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

Depreciation, amortization and impairments increased to €62.2 million for the year ended December 31, 2014 from €57.7 million for the year ended December 31, 2013, an increase of 8%. Depreciation, amortization and impairments was 18% of revenue for the year ended December 31, 2014 and 19% for the year ended December 31, 2013. The increase was a result of new data centers and data center expansions, partly offset by lower depreciation charges attributable to a change in the estimated useful life of certain assets. In the fourth quarter of the year ended December 31, 2013, the Company completed its annual review of the estimated useful life of its property, plant and equipment. As a result of this review, the Company concluded that certain of its existing assets were in use longer than originally anticipated. Therefore, the estimated useful life of certain of our property, plant and equipment was extended effective October 1, 2013. On an annualized basis for the year 2013, the depreciation charges on a like for like basis would have been approximately €8 million lower.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2014 we recorded share-based payments of €6.6 million, an increase of 58% from the year ended December 31, 2013. The increase is primarily due to new grants of options, restricted shares and performance shares in 2014. In determining Adjusted EBITDA we also add back increase/(decrease) in provision for onerous lease contracts. Following our annual review of the provision for onerous lease contracts, the Company decreased the provision by €0.8 million in 2014 while in 2013, the provision remained unchanged.

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

The deferred tax income in the year ended December 31, 2013 was principally due to the pre-tax refinancing costs of €31.0 million, which created a taxable loss.

Liquidity and Capital Resources

As of December 31, 2015 our total indebtedness consisted of (i) €475.0 million 6.00% Senior Secured Notes due 2020, (ii) other debt and finance lease obligations totaling €36.2 million and (iii) mortgages totaling €44.6 million. The borrowing requirements of the Company are not subject to significant seasonality. Under our Revolving Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for our mortgages. Our PAR3, PAR5, BRU1, AMS3, AMS6 and FRA8/FRA10 mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 200 to 275 basis points. The interest rates on the mortgages secured by our PAR3 and PAR5 properties have been swapped to a fixed rate for approximately 75% of the principal outstanding amounts for a period of 10 years.

As of December 31, 2015 the interest payable under the Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points per annum, (ii) any Danish Kroner amounts drawn would be at the rate of CIBOR plus 350 basis points per annum, (iii) any Swedish Krona amounts drawn would be at the rate of STIBOR plus 350 basis points per annum and (iv) other applicable currencies including GBP amounts drawn at the rate of LIBOR plus 350 basis points per annum. The Revolving Facility was undrawn as of December 31, 2015.

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2015 we invested €192.6 million in property, plant and equipment (€ 186.1 million) and intangible assets (€ 6.5 million), of which €175.7 million was attributed to expansion capital expenditures and the remainder was attributed to maintenance and other capital expenditures. In the year ended December 31, 2014 we invested €216.3 million in property, plant and equipment (€213.0 million) and intangible assets (€3.3 million), of which €198.7 million, including acquisition of MRS1 data center (€8 million), was attributed to expansion capital expenditures and the remainder was attributed to maintenance and other capital expenditures. In the year ended December 31, 2013 we invested €143.4 million in property, plant and equipment (€140.3 million) and intangible assets (€3.1 million), of which €135.1 million, including acquisition of AMS3 data center (€8.8 million), was attributed to expansion capital expenditures and the remainder was attributed to maintenance and other capital expenditures. Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long-term such expenses will be between 4% and 6% of total revenue.

As of December 31, 2015 we had €58.6 million of cash and cash equivalents of which €4.9 million was restricted cash, mostly denominated in euro. Restricted cash is held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

A limited amount of the Company’s total cash balance may be subject to certain restrictions in select countries that cannot be repatriated without a tax implication. The amount of cash that cannot be repatriated without a tax implication is negligible to the total liquidity of our business.

As of December 31, 2015 our €100.0 million Revolving Facility remained undrawn.

Sources and Uses of Cash

	Year ended December 31,
	2015	2014	2013
	(€’000)
Cash generated from operations	169,388	135,418	102,671
Net cash flows from/(used in) operating activities	127,070	104,418	72,563
Net cash flows from/(used in) investing activities	(187,923)	(217,927)	(143,381)
Net cash flows from/(used in) financing activities	18,190	167,628	47,911

Net cash flows from/(used in) operating activities

The increase in net cash flows from operating activities in the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily due to our improved operating performance. The increase in net cash flows from operating activities in the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to our improved operating performance and improved net working capital movements.

Net cash flows from/(used in) investing activities

The decrease in net cash flows used in investing activities in the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily due to lower investments in data center assets in 2015, partially offset by €3.1 million of cash proceeds from the sale of a financial asset. Capital expenditures in the year ended December 31, 2015 primarily related to the addition and expansion of data centers in Amsterdam, Marseille, Vienna, Frankfurt and Stockholm. The increase in net cash flows used in investing activities in the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to increased capital expenditures in the expansion of existing data centers in London, Brussels, Stockholm and Zurich, the construction of new data centers in Frankfurt, Amsterdam, Vienna and Stockholm and the acquisition of a data center in Marseille.

Net cash flows from/(used in) financing activities

Net cash flows from financing activities during the year ended December 31, 2015 were principally the result of the €14.9 million proceeds from the new mortgage on our FRA8 and FRA10 data centers, which we drew in December 2015 and €5.7 million proceeds from the exercises of stock options under our Equity based incentive plan. This was partially offset by repayments on mortgages in The Netherlands, France and Belgium. Net cash flows from financing activities during the year ended December 31, 2014 were principally the result of €157.9 million in net proceeds from the offering of the Additional Notes due 2020 and €9.2 million in gross proceeds drawn under the new mortgage on our BRU1 property. Net cash flows from financing activities during the year ended December 31, 2013 were principally the result of €317.1 million in net proceeds from the offering of the Senior Secured Notes due 2020 and the repayment of the €260.0 million Senior Secured Notes due 2017, €16.0 million in gross proceeds drawn under our new mortgage financings on our PAR3, PAR5 and AMS3 data center properties and €4.5 million in gross proceeds that we received from share options exercised by management and employees.

We anticipate that cash flows from operating activities and available credit from our Revolving Facility will be sufficient to meet our operating requirements on a short-term (twelve months) and long-term basis, including repayment of the current portion as of December 31, 2015 of our debt as it becomes due, and to complete our publicly announced expansion projects.

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

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2015, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next twelve months.

Senior Secured Notes Indenture

The Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	incur debt;

•	enter into certain transactions with, or for the benefit of, an affiliate;

•	create or incur certain liens;

•	incur a change in control;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorized by the Indenture;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Notes;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	designate unrestricted subsidiaries;

•	effect mergers, consolidations or sale of assets; and

•	guarantee certain debt.

The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 2015, the Company was in compliance with all covenants in the Indenture.

EBITDA and Adjusted EBITDA

EBITDA for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 was €173.7 million, €140.6 million and €128.0 million, respectively, representing 45%, 41% and 42% of revenue, respectively. Adjusted EBITDA for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 was €171.3 million, €146.4 million and €131.8 million respectively, representing 44%, 43% and 43% of revenue, respectively.

We define EBITDA as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/decrease in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases of unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million Revolving Facility Agreement and €475 million 6.00% Senior Secured Notes due 2020. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(€’000)
Profit for the year attributable to shareholders	48,566	35,060	6,824
Net tax expense	17,925	15,449	6,082

Profit before taxation	66,491	50,509	12,906
Net finance expense	29,022	27,876	57,453

Operating profit	95,513	78,385	70,359
Depreciation, amortization and impairments	78,229	62,177	57,670

EBITDA	173,742	140,562	128,029
Share-based payments	7,161	6,576	4,149
Increase/(decrease) in provision for onerous lease contracts(1)	(184)	(805)	—
M&A transaction break fee income	(20,923)	—	—
M&A transaction costs	11,845	325	—
Income from sub-leases on unused data center sites(2)	(365)	(271)	(341)

Adjusted EBITDA	171,276	146,387	131,837

Notes:

(1)	“Increase in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.
(2)	“Income from sub-leases on unused data center sites” is reported within “Other income.”

Contractual Obligations and Off-Balance Sheet Arrangements

We lease a majority of our data centers and certain equipment under non-cancellable lease agreements. The following represents our debt maturities, financings, leases and other contractual commitments as of December 31, 2015:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(€’000)
Long-term debt obligations(1)	668,877	34,595	75,482	547,638	11,162
Capital (finance) lease obligations(2)	81,242	3,901	9,019	26,651	41,671
Operating lease obligations in relation to onerous lease contracts	1,517	1,517	—	—	—
Operating lease obligations (3)	335,642	29,340	62,725	62,518	181,059
Energy purchase commitments	50,100	36,400	13,700	—	—
Other contractual purchase commitments	29,470	29,470	—	—	—
Capital purchase commitments	66,200	66,200	—	—	—

Total	1,233,048	201,423	160,926	636,807	233,892

Notes:

(1)	Long-term debt obligations include the Senior Secured Notes, mortgages, loans from suppliers and/or landlords, including interest related thereto.
(2)	Capital (finance) lease obligations include future interest payments.
(3)	Operating lease obligations include the lease of property and equipment. Of our total operating leases, as of December 31, 2015, an amount of €70.6 million is cancellable until January 1, 2016.

We entered into 18 irrevocable bank guarantees totaling €6.0 million with ABN AMRO Bank, Royal Bank of Scotland, La Caixa and Frankfurter Sparkasse. These bank guarantees were primarily provided in lieu of cash deposits for lease contracts and either automatically renew in successive one-year periods or remain in effect, in each case, until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is reflected as restricted cash on our statement of financial position. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of December 31, 2015, we were contractually committed for €66.2 million of unaccrued capital expenditures, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers prior to making them available to customers for installation. This amount, which is expected to be paid in 2016, is reflected in the table above as “Capital purchase commitments.”

We have other non-capital purchase commitments in place as of December 31, 2015, such as commitments to purchase power in select locations, through the year 2016, and other open purchase orders, which contractually bind us for goods or services to be delivered or provided during the remainder of 2016 and beyond. Such other purchase commitments as of December 31, 2015, which totaled €50.1 million, are also reflected in the table above as “Other contractual purchase commitments.”

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditures consistent with our disciplined expansion and conservative financial management in our various data center expansion projects during the remainder of 2016 in order to complete the work needed to open these data centers. These non-contractual capital expenditures are not reflected in the table above.

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

On April 1, 2014, the Group completed a €9.2 million mortgage financing with respect to our data center in Belgium. The facility is guaranteed by Interxion Real Estate Holding B.V. and is secured by a (i) mortgage on the data center property in Belgium, which was acquired by Interxion Real Estate IX N.V. on January 9, 2014 and (ii) pledge over the lease agreement. The facility has a maturity of fifteen years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly installments of €153,330 of which the first quarterly installment was paid on July 31, 2014 and a final repayment of €153,330 is due on April 30, 2029. This mortgage does not contain any financial maintenance covenants.

On October 13, 2015, the Group completed a €15.0 million mortgage financing with respect to certain property in Germany. The facility is secured by a mortgage on the real estate property (FRA8 and FRA10) in Germany, which is owned by Interxion Real Estate I B.V., and a pledge over the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual installments of €1,000,000 of which the first quarterly installment is due on September 30, 2016, and a final repayment of €11,000,000 which is due on September 30, 2020.

On September 29, 2015, the Group entered into a contract to lease the properties related to the AMS8 data center. The lease, which covers land and building, will commence during the second quarter of 2016. The land component will be treated as an operating lease, the building as a financial lease and the fair value of the leased assets is estimated to be €26.2 million.

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

Judgments, estimates and assumptions applied by management in preparing the financial statements are based on circumstances as of December 31, 2015 and based on Interxion operating as a stand-alone company.

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

In the fourth quarter of 2013, as part of the annual review of the estimated useful lives, we concluded that certain of our existing assets are used longer than originally anticipated. The estimated useful lives of certain of our property, plant and equipment have, therefore, been extended. This change was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2013 under IAS 8 “Change in Accounting Estimates”. In the fourth quarter of 2013, depreciation expenses were approximately €2.0 million less than the prior quarter as a result of changes in the estimated useful lives of certain of our property, plant and equipment. On an annualized basis for the year ended December 31, 2013, depreciation charges would have been approximately €8.0 million lower.

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

Provision for Onerous Lease Contracts

Provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted rental income to be received over the minimum sublease term in arriving at the amount of future losses. Currently, the provision for onerous lease contracts principally relates to two unused data center sites in Germany, one in Munich which was terminated in March 2016 and one in Dusseldorf terminating in August 2016.

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

Recent Accounting Pronouncements

The new standards, amendments to standards and interpretations listed below are available for early adoption in the annual period beginning January 1, 2015, although they are not mandatory until a later period. The Group has decided not to adopt these new standards or interpretations until a later point in time.

Effective date	New standard or amendments
January 1, 2016	IFRS 14 – Regulatory deferral accounts;
January 1, 2018	IFRS 15 – Revenue from contract with customers;
January 1, 2018	IFRS 9 – Financial instruments;

In January 2016, the IASB issued IFRS 16 – Leases. This standard is effective as from January 1, 2019. The Company has not yet assessed the impact of the aforementioned new standards and interpretations.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Introduction

We have a one-tier board structure (“Board of Directors” or the “Board”) comprised of directors with the title “Executive Directors” and directors with the title “Non-Executive Directors” (together with the Executive Directors, the “Directors”). The majority of our Directors are independent as required by the NYSE.

Senior Management and Board of Directors

The following table lists the names, positions and ages of the members of our Senior Management and our Directors:

Name	Age	Position(2)	Term Expiration Date(1)
David Ruberg	70	President, Chief Executive Officer, Vice-Chairman and Executive Director	2016
M.V. “Josh” Joshi	48	Chief Financial Officer
Giuliano Di Vitantonio	48	Chief Marketing Officer
Jaap Camman	49	Senior Vice President, Legal
Jan Pieter Anten	43	Vice President, Human Resources
Frank Esser	57	Non-Executive Director	2017
Mark Heraghty	52	Non-Executive Director	2017
Jean F.H.P. Mandeville	56	Chairman and Non-Executive Director	2016
Rob Ruijter	64	Non-Executive Director	2018

Notes:

(1)	The term of office expires at the annual general meeting of our shareholders held in the year indicated.
(2)	All of our Directors except for our Chief Executive Officer David Ruberg are independent.

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

Giuliano Di Vitantonio, Chief Marketing & Strategy Officer

Mr. Di Vitantonio joined Interxion in January 2015 and is responsible for our market and product strategies, including product management, product marketing, segment strategy and business development. He joined from Cisco Systems, where he held the position of Vice President Marketing, Data Center & Cloud.

Mr. Di Vitantonio has over 20 years of experience in the IT industry, including 17 years at Hewlett-Packard, where he held a broad range of positions in R&D, strategy, consulting, business development and marketing. Mr. Di Vitantonio’s areas of expertise include IT management software, enterprise applications, data center infrastructure and business intelligence solutions. He has a master’s degree in EE/Telecommunications from the University of Bologna and an MBA from the London Business School. Mr. Di Vitantonio has lived in five different countries and is fluent in four languages.

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

Frank Esser, Non-Executive Director

Mr. Esser serves on our board of directors, to which he was appointed in June 2014. Since 2000, he has held various positions with the French telecom operator SFR, where, from 2002 to 2012, he was President and CEO. From 2005 to 2012, he was a member of the board of Vivendi Management. Prior to that he was a Senior Vice President of Mannesmann International Operations until 2000. Mr. Esser serves on the board of AVG N.V., Dalensys S.A. and Swisscom AG. He is a Business Administration graduate from Cologne University and he holds a Doctorate in Business Administration from the Cologne University.

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

Jean F.H.P. Mandeville, Chairman and Non-Executive Director

Mr. Mandeville serves on our board of directors, to which he was appointed in January 2011. Since June 8, 2015, Mr. Mandeville has served as the Chairman of our board of directors. From October 2008 to December 2010, Mr. Mandeville served as Chief Financial Officer and board member of MACH S.à. r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd. from February 2005 to September 2008. Mr. Mandeville joined Global Crossing in February 2005, where he was responsible for all of its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. From 1992 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia Pacific from June 1999 to July 2000 and General Manager, Special Projects from January 1998 to July 1999. Mr. Mandeville was a Senior Consultant with Coopers & Lybrand, Belgium from 1989 to 1992. He graduated from the University Saint-Ignatius Antwerp with a Masters in Applied Economics in 1982 and a Special degree in Sea Law in 1985.

Rob Ruijter, Non-Executive Director

Mr. Ruijter serves on our board of directors, to which he was appointed in November 2014. Mr. Ruijter was the Chief Financial Officer of KLM Royal Dutch Airlines from 2001 until its merger with Air France in 2004 and the Chief Financial Officer of VNU N.V. (a publicly listed marketing and publishing company now the Nielsen company) between 2004 and 2007. In 2009 and 2010 he served as the CFO of ASM International N.V. (a publicly listed manufacturer of electronic components) and in 2013 as the interim CEO of Vion Food Group N.V.

Mr. Ruijter currently serves on the Supervisory Board and as Chairman of the Audit Committee of Wavin N.V. (a manufacturer of piping), as well as on the Supervisory Board of Ziggo N.V. (a cable company). Mr. Ruijter is a non-executive director of Inmarsat Plc and the Chairman of its Audit Committee. He also serves as the Chairman of the Supervisory Board of Delta Lloyd N.V. and as a member of the Remuneration Committee, the Audit Committee, the Compensation Committee and the Risk Committee of that company. Mr. Ruijter is a Certified Public Accountant in the United States and in The Netherlands and a member of the ACT in the UK.

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

The class I Directors serve for a term expiring at the annual general meeting of shareholders in 2017, the class II Directors serve for a term expiring at the annual general meeting of shareholders in 2018 and the class III Directors serve for a term expiring at the annual general meeting of shareholders in 2016. At each annual general meeting of shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding annual general meeting of shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

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

Board Committees

Our Board has established an audit committee, a compensation committee and a nominating committee. The audit committee is in compliance with the NYSE listed company board committee independence requirements. The compensation committee and the nominating committee currently meet the NYSE independence standard. However, in the past, including during the year ended December 31, 2015, our compensation committee and nominating committee did not meet the NYSE independence standard. Rule 303A permits foreign private issuers like us to follow home country practice with regard to, amongst others, the independence requirement for the compensation committee and for the nominating committee. Our Board may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our articles of association and any applicable Board rules.

Many of the NYSE corporate governance rules do not apply to us as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While we believe that our corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE rules, there have been certain key differences which are described below.

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

Compensation Committee

Our compensation committee consists of three independent Directors, Rob Ruijter, Frank Esser and Mark Heraghty. Until June 5, 2015, John Baker, a former non-independent Director, served as the chairperson of the compensation committee. Since June 8, Mark Heraghty has acted as the chairperson of the compensation committee. Among other things, the compensation committee reviews, and makes recommendations to the Board regarding, the compensation and benefits of our CEO and our Board. The compensation committee also administers the issuance of stock options and other awards under our equity incentive plan and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants.

Under Section 303A.05 of the NYSE rules, which govern compensation committees, the Company’s compensation committee meets the NYSE independence standard. However, prior to June 5, 2015, the Company’s compensation committee included one member that was not “independent” as defined under the applicable NYSE rules.

Nominating Committee

Our nominating committee consists of three independent Directors, Jean Mandeville, Frank Esser and Mark Heraghty. Until June 5, 2015, John Baker, a former non-independent Director, served as the chairperson of the nominating committee. Since June 8, Frank Esser has acted as the chairperson of the nominating committee. The nominating committee is responsible for, among other things, developing and recommending to our Board our corporate governance guidelines, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next annual meeting of shareholders, and selecting director candidates to fill any vacancies on the Board.

Under Section 303A.04 of the NYSE rules, which govern nominating/corporate governance committees, the Company’s nominating committee meets the NYSE independence standard. However, prior to June 5, 2015, the Company’s nominating committee included one member that was not “independent” as defined under the applicable NYSE rules.

Compensation

The aggregate annual compensation of our Senior Management and Non-Executive Directors for the year ended December 31, 2015 was approximately €7.2 million.

The aggregate compensation of our Non-Executive, Executive Directors, and other Senior Management members for the year ended December 31, 2015 is set forth below.

	Annual compensation	Bonus	Share- based payment charges	Termination / post- employment benefits	Total
				(€’000)
D.C. Ruberg	590	693	821	—	2,104
J.C. Baker	21	—	—	—	21
F. Esser	65	—	27	—	92
M. Heraghty	68	—	27	—	95
J.F.H.P. Mandeville	40	—	27	—	67
R.M. Manning	17	—	—	—	17
R. Ruijter	73	—	65	—	138

Subtotal	874	693	967	—	2,534
Senior Management (excluding D.C. Ruberg)(1)	1,315	743	2,560	43	4,661

Total	2,189	1,436	3,527	43	7,195

None of the non-executive directors is entitled to any contractually agreed benefit upon termination. Upon termination, the Executive Director is entitled to contractually agreed benefit compensation equal to twelve months base salary.

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

The total number of shares which may be granted pursuant to the 2013 Amended Plan is 5,273,371 shares (the “Share Pool”). The Share Pool includes grants made under the 2011 Plan, the 2013 Plan and the 2013 Amended Plan. Shares subject to awards that expire, terminate or are otherwise surrendered, canceled or forfeited under the 2011 Plan, the 2013 Plan or the 2013 Amended Plan are returned to the Share Pool. Taking into account the grants made under those plans, as of December 31, 2015, approximately 2.1 million shares are available for grant.

Notes:

(1)	The compensation for the Senior Management team (excluding D.C. Ruberg) includes the compensation for J. Joshi, J. Camman, J.P. Anten and G. Di Vitantonio.

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

Stock Options, Restricted and Performance Shares

As of March 16, 2016 our directors and senior managers were granted the awards (options, restricted and performance shares outstanding) as set forth below. The awards with exercise prices denominated in $ are awards granted under the “2011 Plan”, the “2013 Plan” and the “Amended 2013 Plan.” The restricted shares have been granted under the “2013 Plan”.

The ordinary shares beneficially owned by our directors and senior managers are disclosed in Item 7 “Major Shareholders and Related Party Transactions”.

Name	Awards granted outstanding	Awards granted outstanding, but unvested	Award Exercise Price(s)	Award Expiration Date
D. Ruberg	500,000	—	$14.74	June 29, 2019
	70,863	70,863	$0.00	January 1, 2018(1)(2)(4)
	76,574	76,574	$0.00	January 1, 2019(1)(2)(5)
	61,469	61,469	$0.00	January 1, 2020(1)(3)(6)
F. Esser	1,615	1,615	$0.00	June 2016(7)
M. Heraghty	1,615	1,615	$0.00	June 2016(7)
J.F.H.P. Mandeville	15,000	—	$13.00	June 29, 2016
	1,615	1,615	$0.00	June 2016(7)
Rob Ruijter	1,615	1,615	$0.00	June 2016(7)
J. Joshi	100,000	18,750	$10.00	October 31, 2020(1)
	13,995	13,995	$0.00	January 1, 2018(1)(4)
	26,340	26,340	$0.00	January 1, 2019(1)(5)
	21,815	21,815	$0.00	January 1, 2020(1)(6)
G. Di Vitantonio	25,000	25,000	$0.00	March 1, 2017(1)
	26,492	26,492	$0.00	January 1, 2019(1)(5)
	21,941	21,941	$0.00	January 1, 2020(1)(6)
J. Camman	9,375	9,375	$10.00	October 31, 2020(1)
	5,000	5,000	$0.00	January 1, 2018(1)
	9,384	9,384	$0.00	January 1, 2018(1)(4)
	10,343	10,343	$0.00	January 1, 2019(1)(5)
	8,428	8,428	$0.00	January 1, 2020(1)(6)
	10,000	10,000	$0.00	January 1, 2020(1)
J.P. Anten	6,250	5,000	$10.00	January 11, 2021(1)
	5,000	5,000	$0.00	January 1, 2018(1)
	8,939	8,939	$0.00	January 1, 2018(1)(4)
	9,851	9,851	$0.00	January 1, 2019(1)(5)
	8,196	8,196	$0.00	January 1, 2020(1)(6)
	10,000	10,000	$0.00	January 1, 2020(1)

Notes:

(1)	Represent awards of options, restricted and performance shares which contractually will vest and any lock up provisions will expire immediately upon a change of control.
(2)	The actual total performance shares award is subject to shareholder approval at the next General Meeting of Shareholders, which we anticipate will be held in June 2016.
(3)	The conditional total performance shares award is subject to shareholder approval at the General Meeting of Shareholders in 2017.
(4)	Represent performance shares related to the year ended December 31, 2014 after final adjustment in accordance with the applicable long term incentive (“LTI”) plan.
(5)	Represent performance shares related to the year ended December 31, 2015 after adjustment in accordance with the applicable LTI plan, which is subject to approval at the General Meetings of the Shareholders scheduled to be held in June 2016.
(6)	Represent the conditional award of performance shares related to the year ended December 31, 2016.
(7)	Represent awards of restricted shares to Non-executive Directors that were approved at the General Meeting of Shareholders in June 2015. The awards, subject to the Non-executive Directors having served the entire period between the 2015 and 2016 General meeting of Shareholders, will vest at the next General Meeting of Shareholders, which we anticipate will be held in June 2016. After vesting, these restricted shares are subject to lock-up provisions.

Employees

For a discussion of the number of employees, see Item 4 “Information on the Company—Employees.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to Directors, Senior Management and major shareholders, meaning shareholders that are beneficial owners of 5% or more of our ordinary shares as of March 16 , 2016.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Ordinary shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding and have therefore been included in the number of shares owned and the calculation of the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (%)
5% Shareholders
Eminence Capital, LP(1)	5,356,519	7.64%
Thornburg Investment Management Inc(2)	4,581,372	6.53%
Directors and Senior Management
David Ruberg(3)(4)	1,345,995	1.92%
Jean F.H.P. Mandeville(3)	19,043	*
Frank Esser(3)	1,996	*
Mark Heraghty(3)	1,996	*
Rob Ruijter(3)	1,996	*
Josh Joshi(5)	88,079	*
Giuliano Di Vitantonio(6)	19,870	*
Jaap Camman(7)	3,125	*
Jan Pieter Anten(8)	6,473	*

Notes:

(1)	Eminence Capital, LP filed a schedule 13G/A on February 16, 2016, in which it reported that 5,356,519 ordinary shares were held by direct and indirect subsidiaries of Eminence Capital, LP in their role as the management company to the Eminence Funds, with respect to ordinary shares directly owned by the Eminence Funds and the investment advisor to Eminence GP, LLC, separately managed accounts (“SMA”), with respect to ordinary shares directly owned by the SMA. Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.
(2)	Thornburg Investment Management Inc. filed a schedule 13G on February 12, 2016, in which it reported that 4,581,372 ordinary shares were held.
(3)	Messieurs Ruberg, Esser, Heraghty, Mandeville, and Ruijter own our shares, restricted shares (subject to lock-up provisions) or share options.
(4)	Mr. Ruberg is our President, Chief Executive Officer, Vice-Chairman and Executive Director. Mr. Ruberg’s shares beneficially owned consist of our ordinary shares, performance shares and options for our ordinary shares.
(5)	Mr. Joshi is our Chief Financial Officer. Mr. Joshi’s total shares beneficially owned consist of restricted shares, performance shares and options for our ordinary shares.
(6)	Mr. Di Vitantonio is our Chief Marketing & Strategy Officer. Mr. Di Vitantonio’s total shares beneficially owned consist of restricted shares and performance shares.
(7)	Mr. Camman is our Senior Vice President of Legal and Corporate Secretary. Mr. Camman’s shares beneficially owned consist of restricted shares, performance shares and options for our ordinary shares.
(8)	Mr. Anten is our Vice President of Human Resources. Mr. Anten’s shares beneficially owned of restricted shares, performance shares and options for our ordinary shares.

We effected a registered public offering of our ordinary shares and our ordinary shares began trading on the NYSE on January 28, 2011. Our major shareholders have the same voting rights as our other shareholders. As of March 16, 2016, we had 14 shareholders of record. Two of the shareholders of record were located in the United States and held in the aggregate 70,047,531 ordinary shares representing approximately 99.8% of our outstanding ordinary shares. However, the United States shareholders of record include Cede & Co., which, as nominee for The Depository Trust Company, is the record holder of 70,028,410 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

Related Party Transactions

Share distribution by Baker Capital

On June 2, 2015, Lamont Finance N.V. and Baker Communications Fund II, L.P. requested that we instruct our Transfer Agent, American Stock Transfer & Trust Company, to remove the restrictive legend on all of the 18,657,592 ordinary shares held by Lamont Finance N.V. and Baker Communications Fund II, L.P.

Baker Capital (“Baker”) made a pro rata distribution-in-kind of these shares immediately to the partners of Baker Communications Fund II (Cayman) L.P. and Baker Communications Fund II L.P., which funds initially acquired Interxion shares in 2000. Under the terms of the undertaking executed by Baker in support of the proposed transaction between Interxion and TelecityGroup plc, it was contemplated that Baker would make a full distribution of its shares to its partners upon the closing of the transaction. The distribution was made following the termination of the proposed transaction with TelecityGroup plc and the related undertaking executed by Baker. Following the distribution, Baker owns shares constituting less than 1% of our outstanding ordinary shares.

This distribution did not have any effect upon the total number of ordinary shares outstanding.

As a result of the 18.6 million ordinary share distribution by funds affiliated with Baker, Mr. John Baker (on June 5, 2015) and Mr. Rob Manning (on June 7, 2015), tendered their resignations as Directors, effective immediately. Mr. Jean F.H.P. Mandeville was appointed as the new Chairman of the Board replacing Mr. Baker, effective June 8, 2015. Pursuant to our Articles of Association, the Board is comprised of at least one Executive Director and three Non-executive Directors. At most the Board shall be comprised of seven Directors, a majority of which shall be Non-executive Directors. Consequently the current composition of the Board is compliant with the Company’s Articles. The Company may decide to increase the number of Directors in accordance with its Articles.

On June 8, 2015, our Board adopted amendments to the Company’s Bylaws to eliminate references to the shareholders agreement of February 2, 2011 between the Company and affiliates of Baker Capital, which is no longer in place, and to related provisions.

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

ITEM 9: THE OFFER AND LISTING

Markets

Our ordinary shares began trading on the NYSE under the symbol “INXN” on January 28, 2011.

New York Stock Exchange Trading History

The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the NYSE.

Yearly highs and lows	High	Low
	($ per ordinary shares)
2015	33.16	25.85

Quarterly highs and lows	High	Low
	($ per ordinary shares)

2015
First quarter	33.16	26.23
Second quarter	32.00	27.04
Third quarter	29.18	25.85
Fourth quarter	31.48	26.25

2014
First quarter	25.81	23.25
Second quarter	27.59	23.64
Third quarter	29.01	26.58
Fourth quarter	28.60	24.97

2013
First quarter	26.28	22.56
Second quarter	27.67	22.73
Third quarter	27.32	22.24
Fourth quarter	23.61	20.67

2012
First quarter	18.10	13.57
Second quarter	20.28	15.82
Third quarter	22.72	17.49
Fourth quarter	23.76	20.26

2011
First quarter (from January 28, 2011)	15.88	12.11
Second quarter	15.62	12.93
Third quarter	15.39	10.71
Fourth quarter	14.24	11.12

Monthly highs and lows	High	Low
	($ per ordinary shares)

2016
January	31.71	26.75
February	32.63	28.88
March (through March 28, 2016)	34.41	30.63

2015
October	29.88	26.25
November	31.48	28.85
December	30.75	29.01

On March 28, 2016, the closing price of InterXion’s ordinary shares listed on The New York Stock Exchange was $34.18.

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

The Revolving Facility Agreement dated as of June 17, 2013, among InterXion Holding N.V. and the financial institutions party thereto, as Lenders and Barclays Bank PLC, as agent and security trustee.

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

The Indenture dated July 3, 2013, among InterXion Holding N.V., as Issuer, the initial guarantors, the Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC, as security trustee.

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

Issue of Ordinary Shares

Our Articles provide that we may issue ordinary shares, or grant rights to subscribe for ordinary shares, pursuant to a resolution of our general meeting of shareholders upon a proposal of our Board. Our Articles provide that our general meeting of shareholders may, upon a proposal of our Board, designate another body of the Company, which can only be our Board, as the competent body to issue ordinary shares, or grant rights to subscribe for ordinary shares. Pursuant to our Articles and Dutch law, the period of designation may not exceed five years, but may be renewed by a resolution of our general meeting of shareholders for periods of up to five years. If not otherwise stated in the resolution approving the designation, such designation is irrevocable. The resolution designating our Board must specify the number of shares which may be issued and, if applicable, any conditions to the issuance.

Pursuant to a decision that was made at our general meeting of shareholders held on January 26, 2011, certain amendments were made to our articles of association on January 28, 2011. Amongst others, our Board was designated as the corporate body competent to issue ordinary shares and to grant rights to subscribe for ordinary shares with the power to limit or exclude pre-emptive rights related thereto. This authority is limited to a maximum equal to our authorized share capital from time to time. Our Board’s authority to issue ordinary shares and grant rights to acquire ordinary shares was for a period of five years and expired on January 28, 2016.

On June 30, 2015, our general meeting of shareholders designated our Board as the corporate body competent to issues ordinary shares and to grant rights to subscribe for up to 4,352,281 ordinary shares, without pre-emption rights accruing to shareholders for the purpose of our employee incentive schemes, and to issues ordinary shares and to grant rights to subscribe for ordinary shares up to 10% of the authorized share capital at that time. Our Board’s authority to issue ordinary shares and grant rights to acquire ordinary shares is for a period of eighteen months expiring on December 31, 2016. Our general meeting of shareholders may extend this period, subject to the limitations set forth above.

Ordinary shares may not be issued at less than their nominal value and must be fully paid up upon issue.

No resolution of our general meeting of shareholders or our Board is required for an issue of ordinary shares pursuant to the exercise of a previously granted right to subscribe for ordinary shares.

Pre-emptive Rights

Dutch law and our Articles generally give our shareholders pre-emptive rights to subscribe in proportion to the aggregate nominal value of the shares held by the respective shareholder for any issue of new ordinary shares or grant of rights to subscribe for ordinary shares. Exceptions to these pre-emptive rights include: (i) the issue of ordinary shares and the grant of rights to subscribe for ordinary shares to our employees, or a group company in accordance with section 2:24b of the Dutch Civil Code, (ii) the issue of ordinary shares in exchange for non-cash contributions, and (iii) the issue of ordinary shares which are issued to a person exercising a right to subscribe for ordinary shares previously granted.

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

Our Board is designated as the corporate body authorized to limit or exclude pre-emptive rights, subject to the limited authority it has to issue ordinary shares and grant rights to subscribe for ordinary shares as set out under “—Issue of Ordinary Shares” above, for a period of ending on January 28, 2016. In addition, our Board is designated as the corporate body authorized, subject to the limited authority it has to issue ordinary shares and grant rights to subscribe for ordinary shares, with our pre-emption rights accruing to shareholders for the purpose of our employee incentive schemes as set out under “—Issue of Ordinary Shares” above, for a period ending on December 31, 2016.

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

PFIC Rules

We believe that our ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any future taxable year. Furthermore, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of our ordinary shares could render us a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Information with respect to Foreign Financial Assets

U.S. individuals that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by certain financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Our shares may be subject to these rules. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. US Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Under our Revolving Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for our mortgages. Our mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 200 to 275 basis points. We have determined that the impact of a near-term 10% appreciation or depreciation of EURIBOR would not have a significant effect on our financial position, results of operations, or cash flows. The interest rates on our mortgages secured by our PAR3 and PAR5 properties was fixed for approximately 75% of the principal outstanding amounts for a period of 10 years.

As of December 31, 2015 the interest payable under the Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points per annum, (ii) any Danish Kroner amounts drawn would be at the rate of CIBOR plus 350 basis points per annum, (iii) any Swedish Kroner amounts drawn would be at the rate of STIBOR plus 350 basis points per annum and (iv) other applicable currencies including GBP amounts drawn at the rate of LIBOR plus 350 basis points per annum. The Revolving Facility was undrawn as of December 31, 2015.

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

ITEM 15: CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) has been evaluated as of December 31, 2015. Based upon the evaluation, the CEO and CFO concluded that as of December 31, 2015, the Company’s disclosure controls and procedures were effective and designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting includes maintaining records, that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in the ‘Internal-Control Integrated Framework (2013)’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Accountants N.V. has served as the Company’s principal accountant for the fiscal years ended December 31, 2015, 2014 and 2013. Set forth below are the fees for audit and other services rendered by KPMG Accountants N.V. or other KPMG network for the fiscal years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,
	2015	2014	2013
	(€’000)
Audit fees	844	894	1,018
Audit-related fees	381	255	346
Tax fees	21	3	—
All other fees	77	58	64

Total	1,323	1,210	1,428

Audit fees include fees billed for audit services rendered for the Company’s annual consolidated financial statements filed with regulatory organizations.

Audit-related fees primarily relate to quarterly financial review reports and service organization control reports such as SOC 2 and ISAE 3402 reports.

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

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Many of the corporate governance rules of the NYSE do not apply to the Company as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While the Company’s management believes that its corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE, there is one key difference which is described below.

Internal Audit Function

Under Section 303A.07 of the NYSE rules, a domestic listed company must have an internal audit function. In 2015, a formal internal audit function was not in place.

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-65, which are incorporated herein by reference.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number	Description of Document

1.1‡	Articles of Association of InterXion Holding N.V., as amended, dated as of January 20, 2012.

1.2‡	Bylaws of InterXion Holding N.V. dated as of June 8, 2015.

2.1‡	Indenture dated as of July 3, 2013 among InterXion Holding N.V., as Issuer, InterXion Belgium N.V., InterXion Danmark ApS, InterXion Carrier Hotel Limited, InterXion Datacenters B.V., InterXion Deutschland GmbH, Interxion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland Limited, InterXion Nederland B.V. and InterXion Operational B.V., as initial guarantors, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC, as security trustee.

2.2☐	Supplemental Indenture dated as of December 17, 2013 among InterXion Holding N.V., as Issuer, InterXion Sverige AB, as Guaranteeing Entity, InterXion Belgium N.V., InterXion Danmark ApS, InterXion Carrier Hotel Limited, InterXion Datacenters B.V., InterXion Deutschland GmbH, InterXion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland Limited, InterXion Nederland B.V. and InterXion Operational B.V., as guarantors and The Bank of New York Mellon, London Branch, as trustee.

2.3☐	Supplemental Indenture dated as of December 22, 2014 among InterXion Holding N.V., as Issuer, InterXion Österreich GmbH, as Guaranteeing Entity, and The Bank of New York Mellon, London Branch, as trustee.

2.4‡	The Intercreditor Agreement dated July 3, 2013, by and among, Interxion Holding N.V., Barclays Bank PLC, as revolving agent, The Bank of New York Mellon, London Branch, as original senior secured notes trustee, the revolving lenders named therein, the original debtors named therein, and Barclays Bank PLC as security trustee.

2.5☐	Amendment Letter to the Intercreditor Agreement dated December 17, 2013, by and among, Interxion Holding N.V., the original debtors and financial institutions as listed in the Intercreditor Agreement, The Bank of New York Mellon, London Branch, as original senior secured notes trustee and Barclays Bank PLC, as original hedge counterparty, revolving agent and security trustee.

4.1☐	Senior Multicurrency Revolving Facility Agreement dated as of June 17, 2013 among Interxion Holding N.V., ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Bank of America Securities Limited.

4.2‡	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated April 9, 2014, by and among, Interxion Holding N.V., and Barclays Bank PLC, as agent.

4.3☐	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated July 17, 2014, by and among, Interxion Holding N.V., and Barclays Bank PLC, as agent.

4.4☐	Accession Letter to the Senior Multicurrency Revolving Facility Agreement dated December 17, 2013 among InterXion Holding N.V. and InterXion Sverige AB, as additional guarantor.

4.5☐	Accession Letter to the Senior Multicurrency Revolving Facility Agreement dated December 22, 2014 among InterXion Holding N.V. and InterXion Österreich GmbH, as additional guarantor.

4.6‡	Directors Remuneration Policy of InterXion Holding N.V. dated January 20, 2012.

4.7☐	Management Agreement Managing Director InterXion Holding N.V. dated July 15, 2013.

4.8§	InterXion Holding N.V. 2008 International Stock Option and Incentive Master Award Plan dated January 2008.

4.9§	InterXion Holding N.V. 2011 International Stock Option and Incentive Master Award Plan dated May 31, 2011.

Exhibit Number	Description of Document

4.10‡	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated October 30, 2014.

4.11‡	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated March 17, 2014.

4.12☐	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated July 2, 2013.

4.13‡	Senior secured facility agreement dated April 14, 2014 by and among the Company, the guarantors thereunder, ABN AMRO Bank N.V. and Barclays Bank PLC, as lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee.

4.14*†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 15 to the Lease Agreement dated November 30, 2009.

4.15*†	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

4.16*†	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

4.17*†	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

4.18*†	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

4.19*†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Eliahou Zeloof, Amira Zeloof, Ofer Zeloof and Oren Zeloof dated February 23, 2000.

4.20*†	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

4.21☐†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Amira Zeloof, Ofer Zeloof and Oren Zeloof dated November 1, 2011.

4.22☐†	Lease Agreement among InterXion Holding N.V., InterXion France Sas and Corpet Louvet Sas dated January 3, 2011.

4.23☐†	Lease Agreement among InterXion Holding N.V., InterXion España, S.A.U and Chainco Investments Company, S.L. dated October 10, 2011.

4.24☐†	Lease Agreement among InterXion España, S.A.U. and Edificios Alsina Sur, S.A. dated February 27, 2012.

4.25☐†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 17 to the Lease Agreement dated September 1, 2011.

4.26☐†	Lease Agreement between InterXion Netherlands B.V. and ProLogis Netherlands VII SarL dated April 15, 2013.

4.27☐†	Lease Agreement among InterXion España, S.A.U. and Edificios Alsina Sur, S.A. dated June 5, 2013.

4.28☐†	Lease Agreement between InterXion Deutschland GmbH and Union Investment Real Estate GmbH date August 2, 2013.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Consent of KPMG Accountants N.V.

Notes:

*	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form F-1 (File No. 333-171662) filed with the SEC and hereby incorporated by reference to such Registration Statement.

†	Confidential treatment has been received for certain portions which are omitted in the copy of the exhibit filed with the SEC. The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
‡	Previously filed as an exhibit on Form 6-K (File No. 001-35053) filed with the SEC and hereby incorporated by reference.
§	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form S-8 (File No. 119-28329) filed with the SEC and hereby incorporated by reference to such Registration Statement.
☐	Previously filed as an exhibit on Form 20-F (File No. 001-35053) filed with the SEC and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERXION HOLDING N.V.

/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer
Date:	March 31, 2016

INDEX TO FINANCIAL STATEMENTS

Audited financial statements of InterXion Holding N.V. as of and for the years ended December 31, 2015, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of InterXion Holding N.V.

We have audited the accompanying consolidated statements of financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2015, 2014, and 2013, and the related consolidated income statements and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years then ended. We also have audited InterXion Holding N.V.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). InterXion Holding N.V.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2015, 2014 and 2013, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, InterXion Holding N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Accountants N.V.

Rotterdam, The Netherlands

March 31, 2016

CONSOLIDATED INCOME STATEMENTS

		For the year ended December 31,
	Note	2015	2014	2013
		(€’000)
Revenue	5,6	386,560	340,624	307,111
Cost of sales	5,8	(151,613)	(139,075)	(124,141)

Gross profit		234,947	201,549	182,970
Other income	5	21,288	271	341
Sales and marketing costs	5,8	(28,217)	(24,551)	(22,818)
General and administrative costs	5,8,11	(132,505)	(98,884)	(90,134)

Operating profit	5	95,513	78,385	70,359
Finance income	9	3,294	890	484
Finance expense	9	(32,316)	(28,766)	(57,937)

Profit before taxation		66,491	50,509	12,906
Income tax expense	10	(17,925)	(15,449)	(6,082)

Profit for the year attributable to shareholders		48,566	35,060	6,824

Earnings per share attributable to shareholders:
Basic earnings per share: (€)	17	0.70	0.51	0.10
Diluted earnings per share: (€)	17	0.69	0.50	0.10

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended December 31,
	2015	2014	2013
	(€’000)
Profit for the year attributable to shareholders	48,566	35,060	6,824
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences	11,633	4,201	(3,220)
Effective portion of changes in fair value of cash flow hedge	50	(458)	90
Tax on items that are, or may be, reclassified subsequently to profit or loss	(1,224)	(367)	544

Other comprehensive income/(loss), net of tax	10,459	3,376	(2,586)

Total comprehensive income attributable to shareholders	59,025	38,436	4,238

Note: — The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,
	Note	2015	2014	2013
		(€’000)
Non-current assets
Property, plant and equipment	11	999,072	895,184	698,748
Intangible assets	12	23,194	18,996	17,878
Deferred tax assets	10	23,024	30,064	34,446
Financial asset	13	—	774	774
Other non-current assets	14	6,686	5,750	16,536

		1,051,976	950,768	768,382
Current assets
Trade and other current assets	14	141,534	120,762	96,703
Short term investments	15	—	1,650	—
Cash and cash equivalents	15	58,554	99,923	45,690

		200,088	222,335	142,393

Total assets		1,252,064	1,173,103	910,775

Shareholders’ equity
Share capital	16	6,992	6,932	6,887
Share premium	16	507,296	495,109	485,347
Foreign currency translation reserve	16	20,865	10,440	6,757
Hedging reserve, net of tax	16	(213)	(247)	60
Accumulated deficit	16	(27,523)	(76,089)	(111,149)

		507,417	436,145	387,902
Non-current liabilities
Trade payables and other liabilities	18	12,049	12,211	11,537
Deferred tax liability	10	9,951	7,029	4,147
Provision for onerous lease contracts	19	—	1,491	4,855
Borrowings	20	550,812	540,530	362,209

		572,812	561,261	382,748
Current liabilities
Trade payables and other liabilities	18	162,629	146,502	132,093
Income tax liabilities		2,738	4,690	2,229
Provision for onerous lease contracts	19	1,517	3,443	4,020
Borrowings	20	4,951	21,062	1,783

		171,835	175,697	140,125

Total liabilities		744,647	736,958	522,873

Total liabilities and shareholders’ equity		1,252,064	1,173,103	910,775

Note:—The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Hedging Reserve	Accumulated deficit	Total equity
		(€’000)
Balance at January 1, 2015		6,932	495,109	10,440	(247)	(76,089)	436,145
Profit for the year		—	—	—	—	48,566	48,566
Hedging result, net of tax		—	—	—	34	—	34
Total other comprehensive income/(loss), net of tax		—	—	10,425	—	—	10,425
Total comprehensive income/(loss), net of tax		—	—	10,425	34	48,566	59,025
Exercise of options		43	5,686	—	—	—	5,729
Issuance of performance shares		17	(17)	—	—	—	—
Share-based payments	22	—	6,518	—	—	—	6,518
Total contribution by, and distributions to, owners of the Company		60	12,187	—	—	—	12,247

Balance at December 31, 2015		6,992	507,296	20,865	(213)	(27,523)	507,417

Balance at January 1, 2014		6,887	485,347	6,757	60	(111,149)	387,902
Profit for the year		—	—	—	—	35,060	35,060
Hedging result, net of tax		—	—	—	(307)	—	(307)
Total other comprehensive income/(loss), net of tax		—	—	3,683	—	—	3,683
Total comprehensive income/(loss), net of tax		—	—	3,683	(307)	35,060	38,436
Exercise of options		45	3,278	—	—	—	3,323
Share-based payments	22	—	6,484	—	—	—	6,484
Total contribution by, and distributions to, owners of the Company		45	9,762	—	—	—	9,807

Balance at December 31, 2014		6,932	495,109	10,440	(247)	(76,089)	436,145

Balance at January 1, 2013		6,818	477,326	9,403	—	(117,973)	375,574
Profit for the year		—	—	—	—	6,824	6,824
Hedging result, net of tax		—	—	—	60	—	60
Total other comprehensive income/(loss), net of tax		—	—	(2,646)	—	—	(2,646)
Total comprehensive income/(loss), net of tax		—	—	(2,646)	60	6,824	4,238
Exercise of options		69	4,431	—	—	—	4,500
Share-based payments	22	—	3,590	—	—	—	3,590
Total contribution by, and distributions to, owners of the Company		69	8,021	—	—	—	8,090

Balance at December 31, 2013		6,887	485,347	6,757	60	(111,149)	387,902

Since no minority shareholders in Group equity exist, the Group equity is entirely attributable to the parent’s shareholders.

Note:— The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
	Note	2015	2014	2013
		(€’000)
Profit for the year		48,566	35,060	6,824
Depreciation, amortization and impairments	11,12	78,229	62,177	57,670
Provision for onerous lease contracts	19	(3,532)	(4,172)	(3,285)
Share-based payments	22	6,518	6,576	4,149
Net finance expense	9	29,022	27,876	57,453
Income tax expense	10	17,925	15,449	6,082

		176,728	142,966	128,893

Movements in trade receivables and other current assets		(19,380)	(24,026)	(22,712)
Movements in trade payables and other liabilities		12,040	16,478	(3,510)

Cash generated from operations		169,388	135,418	102,671

Interest and fees paid		(30,522)	(25,166)	(22,747)
Interest received		152	471	569
Income tax paid		(11,948)	(6,305)	(7,930)

Net cash flow from operating activities		127,070	104,418	72,563

Cash flows from investing activities
Purchase of property, plant and equipment		(186,115)	(212,938)	(140,251)
Purchase of intangible assets		(6,521)	(3,339)	(3,130)
Proceeds from sale of financial asset		3,063	—	—
Acquisition of short-term investments	15	—	(1,650)	—
Redemption of short-term investments	15	1,650	—	—

Net cash flow used in investing activities		(187,923)	(217,927)	(143,381)

Cash flows from financing activities
Proceeds from exercised options		5,686	3,324	4,500
Proceeds from mortgages		14,850	9,185	15,490
Repayment of mortgages		(2,346)	(2,041)	(1,167)
Proceeds from revolving facility		—	30,000	—
Repayments of revolving facility		—	(30,000)	—
Proceeds 6% Senior Secured Notes due 2020		—	157,878	317,045
Repayment 9.50% Senior Secured Notes due 2017		—	—	(286,478)
Payments for revolving facility agreement		—	—	(1,398)
Interest received at issuance of Additional Notes		—	2,600	—
Interest paid related to interest received at issuance of Additional Notes		—	(2,600)	—
Transaction costs related to senior secured facility		—	(646)	—
Repayment of other borrowings		—	(72)	(81)

Net cash flow from financing activities		18,190	167,628	47,911
Effect of exchange rate changes on cash		1,294	114	(95)

Net movement in cash and cash equivalents		(41,369)	54,233	(23,002)
Cash and cash equivalents, beginning of year		99,923	45,690	68,692

Cash and cash equivalents, end of year	15	58,554	99,923	45,690

Note:— The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE 2015 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The Company’s registered office is at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2015 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

The financial statements, which were approved and authorized for issue by the Board of Directors on March 31, 2016, are subject to adoption by the General Meeting of Shareholders.

2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), effective as at December 31, 2015, as issued by the International Accounting Standards Board (“IASB”), and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of The Netherlands Civil Code.

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments that have been measured at fair value.

Change in accounting policies

The Group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements. The standards below are applicable for financial statements as prepared after January 1, 2014, for IFRS as issued by the International Accounting Standards Board, and are effective for IFRS as endorsed by the European Union for periods ending after January 1, 2015. For preparation of these financial statements, these standards have been early adopted under IFRS as endorsed by European Union.

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

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, which together with underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Judgements, estimates and assumptions applied by management in preparing these financial statements are based on circumstances as at December 31, 2015 and Interxion operating as a stand-alone company.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment depreciation (see also Note 11) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment, where there has been a triggering event, by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. Furthermore, the valuation of some of the assets under construction requires judgments which are related to the probability of signing lease contracts and obtaining planning permits.

In the fourth quarter of 2013, as part of the annual review of the estimated useful lives, we concluded that certain of our existing assets are used longer than originally anticipated. The estimated useful lives of certain of our property, plant and equipment have, therefore, been extended. This change was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2013, under IAS 8 “Change in Accounting Estimates”. In the fourth quarter of 2013, depreciation expenses were approximately €2.0 million less than the prior quarter as a result of the changes in the estimated useful lives of certain of our property, plant and equipment. On an annualized basis for the year ended December 31, 2013, the depreciation charges would have been approximately €8.0 million lower.

On December 13, 2013, we were awarded a permit by the Seine-St-Denis authorities to operate our PAR7 data center. On October 15, 2015, a French administrative court ruled that local authorities failed to perform a sufficiently extensive study of the potential noise impact that operating the PAR7 data center could have on local residents and consequently the French administrative court annulled the permit we received on December 13, 2013. The Seine-St-Denis authorities have since requested that we re-apply for a new permit. We have worked with the Seine-St-Denis authorities and we have obtained formal approval to continue to operate the PAR7 data center during the application process, which we expect to conclude by the end of 2016. However, the lack of a permanent permit is not considered an impairment triggering event.

Intangible fixed assets amortization (see also Note 12) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective.

Lease accounting (see also Note 23) — At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. Classification of a lease contract is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgements and estimates.

Provision for onerous lease contracts (see also Note 19) — A provision is made for the discounted amount of future losses that are expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet, or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Costs of site restoration (see also Note 25) — Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly, based on the rent period, contracted extension possibilities and possibilities of lease terminations.

Deferred tax (see also Note 10) — Provision is made for deferred tax at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending on local financial performance in each tax jurisdiction.

Share-based payments (see also Note 22) — The Group issues equity-settled share-based payments to certain employees under the terms of the long-term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares and restricted and performance shares, are measured at fair value at the date of grant. The fair value at the grant date of options is determined using the Black Scholes model and is expensed over the vesting period. The fair value at grant date of the performance shares is determined using the Monte Carlo model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Group’s share price at the date of grant and, for the performance shares, the relative performance of the Group’s share price compared to a group of peer companies.

Senior Secured Notes due 2020 (see also Note 20) — The Senior Secured Notes due 2020 are valued at amortized cost. The Senior Secured Notes due 2020 indenture includes specific early redemption clauses. As part of the initial measurement of the amortized costs value of the Senior Secured Notes due 2020 it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected, the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will go through the profit and loss.

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

Loss of control

When the Group loses control over a subsidiary, the Company de-recognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss.

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

Interxion HeadQuarters B.V., Amsterdam, The Netherlands;

Interxion Nederland B.V., Amsterdam, The Netherlands;

Interxion Trademarks B.V., Amsterdam, The Netherlands;

Interxion Participation 1 B.V., Amsterdam, The Netherlands;

Interxion Österreich GmbH, Vienna, Austria;

Interxion Real Estate VII GmbH, Vienna, Austria;

Interxion Belgium N.V., Brussels, Belgium;

Interxion Real Estate IX N.V., Brussels, Belgium;

Interxion Denmark ApS, Copenhagen, Denmark;

Interxion Real Estate VI ApS, Copenhagen, Denmark;

Interxion France SAS, Paris, France;

Interxion Real Estate II SARL, Paris, France;

Interxion Real Estate III SARL, Paris, France;

Interxion Real Estate XI SARL, Paris, France;

Interxion Deutschland GmbH, Frankfurt, Germany;

Interxion Ireland Ltd, Dublin, Ireland;

Interxion Telecom SRL, Milan, Italy;

Interxion España SA, Madrid, Spain;

Interxion Sverige AB, Stockholm, Sweden;

Interxion (Schweiz) AG, Zurich, Switzerland;

Interxion Real Estate VIII AG, Zurich, Switzerland;

Interxion Carrier Hotel Ltd., London, United Kingdom;

Interxion Europe Ltd., London, United Kingdom;

Interxion Real Estate Holding B.V., Amsterdam, The Netherlands;

Interxion Real Estate I B.V., Amsterdam, The Netherlands;

Interxion Real Estate IV B.V., Amsterdam, The Netherlands;

Interxion Real Estate V B.V., Amsterdam, The Netherlands;

Interxion Real Estate X B.V., Amsterdam, The Netherlands;

Interxion Operational B.V., Amsterdam, The Netherlands;

Interxion Datacenters B.V., The Hague, The Netherlands (formerly Centennium Detachering B.V.);

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

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in other comprehensive income and reclassified to the profit or loss in the same period, or periods, during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires, is sold, terminated or exercized, or the designation is revoked, hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, the amount accumulated in equity is reclassified to profit or loss.

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

A provision for impairment of trade receivables and other current assets is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

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

Cost includes expenditures that are directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, capitalized borrowing costs, rent and associated costs attributable to bringing the assets to a working condition for their intended use and internal employment costs that are directly and exclusively related to the underlying asset. In case of operating leases where it is probable that the lease contract will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

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

Depreciation is calculated from the date an asset becomes available for use and is depreciated on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

Data center freehold land	Not depreciated

Data center buildings	15-30 years

Data center infrastructure and equipment	5-20 years

Office equipment and other	3-15 years

Depreciation methods, useful lives and residual values are reviewed annually.

In the fourth quarter of 2013, as part of the annual review of the estimated useful lives, we concluded that certain of our existing assets are used longer than originally anticipated. The estimated useful lives of certain of our property, plant and equipment have, therefore, been extended. This change was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2013 under IAS 8 “Change in Accounting Estimates”. In the fourth quarter of 2013, depreciation expenses were approximately €2.0 million less than the prior quarter as a result of the changes in the estimated useful lives of certain of our property, plant and equipment. On an annualized basis for the year ended December 31, 2013, the depreciation charges would have been approximately €8.0 million lower.

Data center freehold land consists of the land owned by the Company and land leased by the Company under finance lease agreements. The data center buildings consist of the core and shell in which we have constructed a data center. Data center infrastructure and equipment comprises of data center structures, leasehold improvements, data center cooling and power infrastructure, including infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office equipment and other comprised of office leasehold improvements and office equipment consisting of furniture, computer equipment and software.

Intangible assets

Intangible assets represent power grid rights, software and other intangible assets, and are recognized at cost less accumulated amortization and accumulated impairment losses. Other intangible assets principally consist of lease premiums (paid in addition to obtain rental contracts).

Software includes development expenditure, which is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use the asset. The expenditure capitalized includes the cost of material, services and direct labour costs that are directly attributable to preparing the asset for its intended use.

Amortization is calculated on a straight-line basis over the estimated useful lives of the intangible asset. Amortization methods, useful lives and residual values are reviewed annually.

The estimated useful lives are:

• Power grid rights	10–15 years

• Software	3–5 years

• Other	3–12 years

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

As part of the initial measurement of the amortized costs value of the Senior Secured Notes due 2020 it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will be recognized in profit and loss.

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

A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease are probable to be incurred and it is possible to make an accurate estimate of these costs. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability in Note 25.

A provision for onerous lease contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

Leases

Leases, in which the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. The finance lease obligations are presented as part of the long term liabilities and, as far as amounts need to be repaid within one year, as part of current liabilities.

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

For leased properties on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us to either (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10 to 15 year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease. Certain of our leases contain options to purchase the asset.

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision-maker, identified as the Board of Directors. There are two segments: the first segment is France, Germany, The Netherlands and the United Kingdom (the “Big4”), the second segment is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other. The Big4 and Rest of Europe are different segments as management believes that the Big4 countries represent the largest opportunities for Interxion, from market trends and growth perspective to drive the development it’s communities of interest strategy within customer segments and the attraction of magnetic customers. As a result over the past three years we have invested between 65-69% of our capital expenditures in the Big4 segment while revenues constituted an average of 63% of total over the same period.

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

EBITDA and Adjusted EBITDA, as well as recurring revenue, are additional indicators of our operating performance, and are not required by or presented in accordance with, IFRS. EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/(decrease) in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases of unused data center sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million Revolving Facility Agreement and €475 million 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

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

General and administrative costs

General and administrative costs include depreciation expenses and are expensed as incurred.

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

Share-based payments

The long-term incentive programme enables Group employees to earn and/or acquire shares of the Group. The fair value at the date of grant to employees of share options, as determined using the Black Scholes model for options and the Monte Carlo model for the performance shares, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options and/or shares. The amount recognized as an expense is adjusted to reflect the actual number of share options, restricted and performance shares that vest. Restricted shares are valued based on the market value at grant date.

Finance income and expense

Finance expense comprises interest payable on borrowings calculated using the effective interest rate method, gains on financial assets recognized at fair value through profit and loss and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data center assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

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

New standards and interpretations not yet adopted

The new standards, amendments to standards and interpretations listed below are available for early adoption in the annual period beginning January 1, 2015, although they are not mandatory until a later period. The Group has decided not to adopt these new standards or interpretations until a later point in time.

Effective date	New standard or amendments
January 1, 2016	IFRS 14 – Regulatory deferral accounts;
January 1, 2018	IFRS 15 – Revenue from contract with customers;
January 1, 2018	IFRS 9 – Financial instruments;

In January 2016, the IASB issued IFRS 16 – Leases. This standard is effective as from January 1, 2019. The Company has not yet assessed the impact of the aforementioned new standards and interpretations.

4	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

Credit risk

Liquidity risk

Market risk

Other price risks

This note presents information about the Group’s exposure to each of the above risks, the Group’s goals, policies and processes for measuring and managing risk, and its management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the oversight of the Group’s risk management framework.

The Group continues developing and evaluating the Group’s risk management policies with a view to identifying and analyzing the risks faced, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees the way management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks the Group faces.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument were to fail to meet its contractual obligations. It principally arises from the Group’s receivables from customers. The Group’s most significant customer, which is serviced from multiple locations and under a number of service contracts, accounted for 11% of recurring revenues in 2015, and for less than 10% in 2014 and 2013. In 2015 this customer accounted for 15% of recurring revenues in the Big4 segment, and for 5% of recurring revenues in the Rest of Europe segment.

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

In 2015, 94% (2014: 94% and 2013: 95%) of the Group’s revenue was derived from contracts under which customers paid an agreed contracted amount, including power on a regular basis (usually monthly or quarterly) or from deferred initial setup fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have occurred infrequently (see Note 21). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Bank counterparties

The Group has certain obligations under the terms of its revolving loan agreement and Senior Secured Notes which limit disposal with surplus cash balances. The Group monitors its cash position, including counterparty and term risk, daily.

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our facilities. The Company grants rent guarantees to landlords of certain of the Group’s property leases (see Note 25).

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

All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are only made once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure (see Note 23).

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

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2015, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

As at December 31, 2015, the revolving facility agreement remained undrawn. The Company’s consolidated fixed charge ratio stood at 5.14 and the net debt ratio/consolidated senior leverage ratio stood at 2.94.

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

On January 18, 2013, the Group completed two mortgage financings totalling €10 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl and the PAR5 land, owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of €167,000 commencing on April 18, 2013. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of ten years. No financial covenants apply to this loan next to the repayment schedule.

On June 26, 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual installments of €400,000 commencing May 1, 2014 and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on the operations of Interxion Real Estate V B.V.

On April 1, 2014, the Group completed a €9.2 million mortgage financing. The facility is secured by a mortgage on the data center property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of fifteen years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly installments of €153,330 of which the first quarterly installment was paid on July 31, 2014, and a final repayment of €153,330 is due on April 30, 2029. No financial covenants apply to this loan next to the repayment schedule.

On October 13, 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the German real estate property owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual installments of €1,000,000 of which the first quarterly installment is due on September 30, 2016, and a final repayment of €11,000,000 which is due on September 30, 2020. No financial covenants apply to this loan next to the repayment schedule.

Further details are in the Borrowing section (see Note 20).

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

On January 18, 2013, the Group completed two mortgage financings totalling €10 million. The loans are secured by mortgages, on the PAR3 land owned by Interxion Real Estate II Sarl, and the PAR5 land owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of 10 years.

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

On October 13, 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the real estate property in Germany, which is owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points.

As at December 31, 2015, on the Revolving Facility Agreement the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 350 basis points. The Revolving Facility Agreement was fully undrawn as at December 31, 2015.

Further details are in the Financial Instruments section (see Note 21).

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

There are two segments: the first is The Big4 which comprise of France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

The geographic information analyzes the Group’s revenues and non-current assets by the Company’s country of domicile and other countries. In presenting the geographic information both revenue and assets have been based on their geographic location. The Netherlands is the country of domicile which reported revenues amounting to €65,225,000 (2014: €57,834,000; 2013: €50,569,000) and non-current assets (excluding DTA) amounting to €235,270,000 (2014: €230,404,000; 2013: €180,409,000).

Information by segment, 2015

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	232,624	132,551	365,175	—	365,175
Non-recurring revenue	14,290	7,095	21,385	—	21,385
Total revenue	246,914	139,646	386,560	—	386,560
Cost of sales	(93,311)	(49,440)	(142,751)	(8,862)	(151,613)

Gross profit/(loss)	153,603	90,206	243,809	(8,862)	234,947
Other income	365	—	365	20,923	21,288
Sales and marketing costs	(7,925)	(5,145)	(13,070)	(15,147)	(28,217)
General and administrative costs	(62,828)	(30,687)	(93,515)	(38,990)	(132,505)

Operating profit/(loss)	83,215	54,374	137,589	(42,076)	95,513
Net finance expense					(29,022)

Profit before taxation					66,491

Total assets	878,568	309,218	1,187,786	64,278	1,252,064
Total liabilities	196,996	54,396	251,392	493,255	744,647
Capital expenditures, including intangible assets*	(131,812)	(55,004)	(186,816)	(5,820)	(192,636)
Depreciation, amortization and impairments	50,317	23,688	74,005	4,224	78,229
Adjusted EBITDA	134,328	78,868	213,196	(41,920)	171,276

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

Reconciliation to Adjusted EBITDA

Consolidated

	2015	2014	2013
	(€’000)
Profit for the year attributable to shareholders	48,566	35,060	6,824
Income tax expense	17,925	15,449	6,082

Profit before taxation	66,491	50,509	12,906
Finance income	(5,742)	(890)	(484)
Finance expense	34,764	28,766	57,937

Operating profit	95,513	78,385	70,359
Depreciation, amortization and impairment	78,229	62,177	57,670

EBITDA(1)	173,742	140,562	128,029
Share-based payments	7,161	6,576	4,149
Increase/(decrease) in provision for onerous lease contracts	(184)	(805)	—
M&A transaction break fee income (2)	(20,923)	—	—
M&A transaction costs (3)	11,845	325	—
Income from sub-leases of unused data center sites	(365)	(271)	(341)

Adjusted EBITDA	171,276	146,387	131,837

France, Germany, The Netherlands and UK

	2015	2014	2013
	(€’000)
Operating profit	83,215	73,038	66,581
Depreciation, amortization and impairment	50,317	40,129	37,371

EBITDA(1)	133,532	113,167	103,952
Share-based payments	1,345	1,318	762
Increase/(decrease) in provision for onerous lease contracts	(184)	(805)	—
Income from sub-leases of unused data center sites	(365)	(271)	(341)

Adjusted EBITDA	134,328	113,409	104,373

Rest of Europe

	2015	2014	2013
	(€’000)
Operating profit	54,374	47,799	41,482
Depreciation, amortization and impairment	23,688	18,514	17,269

EBITDA(1)	78,062	66,313	58,751
Share-based payments	806	960	346

Adjusted EBITDA	78,868	67,273	59,097

Corporate and other

	2015	2014	2013
	(€’000)
Operating profit	(42,076)	(42,452)	(37,704)
Depreciation, amortization and impairment	4,224	3,534	3,030

EBITDA(1)	(37,852)	(38,918)	(34,674)
Share-based payments	5,010	4,298	3,041
M&A transaction break fee income(2)	(20,923)	—	—
M&A transaction costs(3)	11,845	325	—

Adjusted EBITDA	(41,920)	(34,295)	(31,633)

Notes:

1)	Operating profit plus depreciation, amortization and impairment of assets.
2)	On March 9, 2015, the Company signed the definitive agreement on an all-share merger (the “Implementation Agreement”) with TelecityGroup plc (“TelecityGroup”) on the terms as announced on February 11, 2015. Following termination of the Implementation Agreement on May 29, 2015, the Company received a cash break-up fee of £15 million from TelecityGroup which is reported within “Other income” in the consolidated income statement.
3)	M&A transaction costs are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. In the year ended December 31, 2015, M&A transaction costs included €10.7 million related to the abandoned merger with TelecityGroup, and €1.1 million related to other activity including the evaluation of potential asset acquisitions.

In 2015, the share-based payments include an amount of €643,000 related to taxes and social security charges (2014: €92,000, 2013: €559,000).

6	Revenue

Revenue consists of colocation revenue derived from the rendering of data center services, which includes customer installation services and equipment sales.

7	General and administrative costs

The general and administrative costs consist of the following components:

	2015	2014	2013
	(€’000)
Depreciation, amortization and impairments	78,229	62,177	57,670
Share-based payments	7,161	6,576	4,149
(Increase)/decrease in provision for onerous lease contracts	(184)	(805)	—
M&A transaction costs	11,845	325	—
Other general and administrative costs	35,454	30,611	28,315

	132,505	98,884	90,134

8	Employee benefit expenses

The Group employed an average of 515 employees (full-time equivalents) during 2015 (2014: 478 and 2013: 425). Costs incurred in respect of these employees were:

	2015	2014	2013
	(€’000)
Salaries and bonuses	42,333	36,489	32,369
Social security charges	6,780	6,025	5,535
Contributions to defined contribution pension plans	2,273	2,178	2,051
Other personnel-related costs	7,518	7,355	8,309
Share-based payments	7,161	6,576	4,149

	66,065	58,623	52,413

The following income statement line items include employee benefit expenses of:

	2015	2014	2013
	(€’000)
Costs of sales	24,930	22,282	19,963
Sales and marketing costs	17,580	15,266	14,942
General and administrative costs	23,555	21,075	17,508

	66,065	58,623	52,413

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

In 2013, the Dutch Government imposed a crisis wage tax payable by employers. The total charge in 2013, included in General and administrative costs, amounted to €417,000. In 2014 and 2015, this crisis wage tax was no longer applicable.

9	Finance income and expense

	2015	2014	2013
	(€’000)
Profit from sale of financial asset	2,289	—	—
Bank and other interest	82	496	484
Net foreign currency exchange gain	923	394	—

Finance income	3,294	890	484

Interest expense on Senior Secured Notes, bank and other loans	(27,094)	(23,783)	(22,594)
Interest expense on finance leases	(3,139)	(2,314)	(1,642)
Interest expense on provision for onerous lease contracts	(115)	(230)	(334)
Other financial expenses	(1,968)	(2,439)	(32,751)
Net foreign currency exchanges loss	—	—	(616)

Finance expense	(32,316)	(28,766)	(57,937)

Net finance expense	(29,022)	(27,876)	(57,453)

The “Profit from sale of financial asset” reflects the profit realized on the sale of the Group’s shares in iStreamPlanet Co.

In 2015, the “Interest expense on Senior Secured Notes, bank and other loans” increased principally as result of the full year impact of the Additional Notes issued in 2014, and lower capitalized borrowing costs.

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

10	Income taxes

Income tax (expense)/benefit

	2015	2014	2013
	(€’000)
Current taxes	(9,170)	(8,947)	(7,888)
Deferred taxes	(8,755)	(6,502)	(1,806)

Total income tax (expense)/benefit	(17,925)	(15,449)	(6,082)

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2015 (25% in 2014 and 2013) and the actual tax benefit/(expense) with an effective tax rate of 27.0% (30.6% in 2014 and 47.1% in 2013) is as follows:

	2015	2014	2013
	(€’000)
Profit for the year	48,566	35,060	6,824
Income tax expense	17,925	15,449	6,082

Profit before taxation	66,491	50,509	12,906

Income tax using Company’s domestic tax rate	(16,623)	(12,627)	(3,227)
Effect of tax rates in foreign jurisdictions	(407)	(1,033)	(1,007)
Change in tax rate and legislation	548	355	305
Non-deductible expenses	(1,948)	(1,617)	(2,041)
Recognition of previously unrecognized tax losses	734	—	—
Current year results for which no deferred tax asset was recognized	—	—	25
Prior year adjustments included in current year tax	211	(25)	344
Other	(440)	(502)	(481)

Income tax expense	(17,925)	(15,449)	(6,082)

Recognized deferred tax assets/(liabilities)

The movement in recognised deferred tax assets during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2013	14,979	3,639	4,600	18,151	41,369
Recognized in profit/(loss) for 2013	(990)	(1,022)	869	5,924	4,781
Recognized in equity	—	—	—	544	544
Effects of movements in exchange rates	2	—	—	(104)	(102)

December 31, 2013	13,991	2,617	5,469	24,515	46,592
Recognized in profit/(loss) for 2014	(565)	(1,042)	(2,130)	(1,214)	(4,951)
Recognized in equity	—	—	—	(367)	(367)
Effects of movements in exchange rates	2	—	5	(22)	(15)

December 31, 2014	13,428	1,575	3,344	22,912	41,259
Recognized in profit/(loss) for 2015	(858)	(1,091)	(1,021)	(3,553)	(6,523)
Recognized in equity	—	—	—	(1,224)	(1,224)
Effects of movements in exchange rates	11	—	—	221	232

December 31, 2015	12,581	484	2,323	18,356	33,744

Offset deferred tax liabilities	(8,808)	—	(1,549)	(363)	(10,720)

Net deferred tax assets/(liabilities)	3,773	484	774	17,993	23,024

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2013	(12,291)	—	(1,116)	—	(13,407)
Recognized in profit/(loss) for 2013	(3,398)	—	423	—	(2,975)
Effects of movements in exchange rates	89	—	—	—	89

December 31, 2013	(15,600)	—	(693)	—	(16,293)
Recognized in profit/(loss) for 2014	(1,138)	—	(413)	—	(1,551)
Effects of movements in exchange rates	(380)	—	—	—	(380)

December 31, 2014	(17,118)	—	(1,106)	—	(18,224)

Recognized in profit/(loss) for 2015	(2,038)	—	(194)	—	(2,232)
Effects of movements in exchange rates	(215)	—	—	—	(215)

December 31, 2015	(19,371)	—	(1,300)	—	(20,671)

Offset deferred tax assets	8,808	—	1,549	363	10,720

Net deferred tax assets/(liabilities)	(10,563)	—	249	363	(9,951)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2015	2014	2013
	(€’000)
Deductible temporary differences, net	34	39	117
Tax losses	180	787	1,303

	214	826	1,420

The accumulated recognized and unrecognized tax losses expire as follows:

	2015	2014	2013
	(€’000)
Within one year	2,683	—	3,159
Between 1 and 5 years	3,490	7,000	4,949
After 5 years	25,817	32,318	24,775
Unlimited	57,721	67,397	79,754

	89,711	106,715	112,637

11	Property, plant and equipment

	Freehold land and buildings	Infra- structure and equipment	Assets under construction	Total data center assets	Office equipment and other	Total
	(€’000)
Cost:
As at January 1, 2015	168,505	962,405	74,758	1,205,668	29,951	1,235,619
Additions	6,437	13,113	140,637	160,187	8,404	168,591
Exchange differences	(7)	14,889	966	15,848	537	16,385
Disposals	—	(1,221)	—	(1,221)	(673)	(1,894)
Transfers	—	138,697	(138,697)	—	—	—

As at December 31, 2015	174,935	1,127,883	77,664	1,380,482	38,219	1,418,701
Accumulated depreciation and impairment:
As at January 1, 2015	(9,270)	(313,282)	—	(322,552)	(17,883)	(340,435)
Depreciation	(3,382)	(67,561)	—	(70,943)	(4,333)	(75,276)
Exchange differences	—	(5,332)	—	(5,332)	(321)	(5,653)
Disposals	—	1,080	—	1,080	655	1,735

As at December 31, 2015	(12,652)	(385,095)	—	(397,747)	(21,882)	(419,629)

Carrying amount as at December 31, 2015	162,283	742,788	77,664	982,735	16,337	999,072

Cost:
As at January 1, 2014	103,715	765,282	87,213	956,210	31,028	987,238
Additions	53,597	51,782	141,042	246,421	5,375	251,796
Exchange differences	6	5,227	364	5,597	179	5,776
Disposals	—	(2,560)	—	(2,560)	(6,631)	(9,191)
Transfers	11,187	142,674	(153,861)	—	—	—

As at December 31, 2014	168,505	962,405	74,758	1,205,668	29,951	1,235,619
Accumulated depreciation and impairment:
As at January 1, 2014	(7,308)	(260,012)	—	(267,320)	(21,170)	(288,490)
Depreciation	(1,962)	(53,907)	—	(55,869)	(3,231)	(59,100)
Exchange differences	—	(1,533)	—	(1,533)	(110)	(1,643)
Disposals	—	2,170	—	2,170	6,628	8,798

As at December 31, 2014	(9,270)	(313,282)	—	(322,552)	(17,883)	(340,435)

Carrying amount as at December 31, 2014	159,235	649,123	74,758	883,116	12,068	895,184

	Freehold land and buildings	Infra- structure and equipment	Assets under construction	Total data center assets	Office equipment and other	Total
	(€’000)
Cost:
As at January 1, 2013	87,157	709,722	30,553	827,432	28,883	856,315
Additions	16,558	27,206	89,770	133,534	2,373	135,907
Exchange differences	—	(3,735)	—	(3,735)	(122)	(3,857)
Disposals	—	(1,021)	—	(1,021)	(106)	(1,127)
Transfers	—	33,110	(33,110)	—	—	—

As at December 31, 2013	103,715	765,282	87,213	956,210	31,028	987,238
Accumulated depreciation and impairment:
As at January 1, 2013	(4,594)	(211,882)	—	(216,476)	(18,908)	(235,384)
Depreciation	(2,714)	(49,941)	—	(52,655)	(2,435)	(55,090)
Exchange differences	—	790	—	790	67	857
Disposals	—	1,021	—	1,021	106	1,127

As at December 31, 2013	(7,308)	(260,012)	—	(267,320)	(21,170)	(288,490)

Carrying amount as at December 31, 2013	96,407	505,270	87,213	688,890	9,858	698,748

In November 2014, the Group agreed to purchase the VIE data center land and building for €18.7 million. The assets were previously accounted for as an operating lease. Upon entering into this purchase agreement, the lease was reported as a finance lease in accordance with IAS 17. In January 2015 the purchase transaction was effectuated. The purchase amount was paid in full and reported as a purchase of property, plant and equipment within investing cash flow and the finance lease liability was released. The carrying value of the land amounts to €9,150,000 and the carrying value of the building amounts to €10,171,000.

In August 2014, the Group exercised its option to purchase the AMS7 data center land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of August 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €5,800,000 and the carrying amount of the leased building amounts to €7,248,000.

In August 2014, the Group completed the €8.5 million transaction with Société Française du Radiotéléphone – SFR SA (“SFR”) to purchase a data center campus in Marseille, France, owned by SFR. As at December 31, 2015, the carrying amount of the land amounts to €638,000 and the carrying value of the building amounts to €6,797,000.

In January 2014, the Group completed the €11.4 million transaction to purchase the data center property in Brussels, Belgium. As at December 31, 2015, the carrying amount of the land amounts to €4,171,000 and the carrying value of the building amounts to €7,920,000.

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will become effective in 2019. As a result of this modification, in accordance with IAS17, as of December 20, 2012, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €20,832,000 (2014: €20,832,000 and 2013: €20,832,000). In addition, until 2014, the Group leased data center equipment under a number of finance lease agreements, with a carrying amount of €202,000 per December 31, 2013. In 2014, the lease agreement expired and the ownership of these assets was transferred to the Group.

Capitalized interest relating to borrowing costs for 2015 amounted to €2,638,000 (2014: €3,604,000 and 2013: €1,701,000). The cash effect of the interest capitalized for 2015 amounted to €3,567,000, which is presented in the Statement of Cash Flows under “Purchase of property, plant and equipment” (2014: €2,512,000 and 2013: €3,681,000).

As at December 31, 2015, the carrying value of freehold land included in the category “Freehold land and buildings” amounts to €76,854,000 (2014: €70,497,000 and 2013: €51,663,000).

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At December 31, 2015, properties with a carrying value of €71,799,000 (2014: €55,614,000 and 2013: €44,017,000) were subject to a registered debenture to secure mortgages (see Note 20).

12	Intangible assets

The components of intangible assets are as follows:

	Power grid rights	Software	Other	Total
		(€’000)
Cost:
As at January 1, 2015	12,833	13,039	2,165	28,037
Additions	2,792	3,733	—	6,525
Exchange differences	466	43	—	509
Disposals	—	(493)	—	(493)

As at December 31, 2015	16,091	16,322	2,165	34,578
Amortization:
As at January 1, 2015	(1,297)	(6,447)	(1,297)	(9,041)
Amortization	(391)	(2,290)	(114)	(2,795)
Exchange differences	—	(41)	—	(41)
Disposals	—	493	—	493

As at December 31, 2015	(1,688)	(8,285)	(1,411)	(11,384)

Carrying amount as at December 31, 2015	14,403	8,037	754	23,194

As at January 1, 2014	11,980	10,723	2,165	24,868
Additions	376	2,953	—	3,329
Exchange differences	477	25	—	502
Disposals	—	(662)	—	(662)

As at December 31, 2014	12,833	13,039	2,165	28,037
Amortization:
As at January 1, 2014	(943)	(4,936)	(1,111)	(6,990)
Amortization	(354)	(2,144)	(186)	(2,684)
Exchange differences	—	(29)	—	(29)
Disposals	—	662	—	662

As at December 31, 2014	(1,297)	(6,447)	(1,297)	(9,041)

Carrying amount as at December 31, 2014	11,536	6,592	868	18,996

	Power grid rights	Software	Other	Total
		(€’000)
Cost:
As at January 1, 2013	11,833	9,059	2,165	23,057
Additions	296	1,678	—	1,974
Exchange differences	(149)	(14)	—	(163)

As at December 31, 2013	11,980	10,723	2,165	24,868
Amortization:
As at January 1, 2013	(612)	(2,882)	(925)	(4,419)
Amortization	(331)	(2,063)	(186)	(2,580)
Exchange differences	—	9	—	9

As at December 31, 2013	(943)	(4,936)	(1,111)	(6,990)

Carrying amount as at December 31, 2013	11,037	5,787	1,054	17,878

Amortization of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

13	Financial asset

The financial asset consisted of a 1.6% equity shareholding in iStreamPlanet Inc., which was sold during the third quarter of 2015. The financial asset was designated as a financial asset measured at fair value through profit and loss. Refer to note 9 for disclosure on the realized gain.

14	Trade and other (non-) current assets

	2015	2014	2013
	(€’000)
Non-current
Data-center-related prepaid expenses	2,834	976	11,500
Rental and other supplier deposits	2,929	2,714	2,093
Deferred financing costs	422	995	1,258
Deferred rent related stamp duties	501	523	556
Cash flow hedge	—	—	90
Other non-current assets	—	542	1,039

	6,686	5,750	16,536

As at December 31, 2013, an amount of €11,500,000 was related to cash prepaid to a notary account from which the acquisition of our Brussels data center building subsequent to year-end has been paid.

The deferred financing costs relate to the costs incurred for the Revolving Facility Agreement. On June 17, 2013, the Company entered into a €100 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This agreement replaced the €60 million revolving facility agreement. The deferred financing costs balance of 2012 was charged to the income statement in full in 2013 as a result of the refinancing (see also note 9).

On July 3, 2013, in connection with the issue of the €325 million Senior Secured Notes due 2020, all conditions precedent to the utilization of this revolving facility agreement were satisfied. In 2012, the Company amended the terms of its existing Revolving Facility Agreement.

	2015	2014	2013
	(€’000)
Current
Trade receivables – net (Note 21)	79,128	69,224	58,405
Taxes receivable	5,716	2,881	7,093
Accrued revenue	39,442	35,104	21,234
Prepaid expenses and other current assets	17,248	13,553	9,971

	141,534	120,762	96,703

Accrued revenue relate to service fee holidays provided in relation to our long-term customer contracts.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other related operational data center and construction-related prepayments.

15	Cash and cash equivalents and short-term investments

Cash and cash equivalents include €4,868,000 (2014: €5,286,000 and 2013: €4,078,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

Short-term investments in 2014 related to short-term interest bearing deposit accounts. In 2013 and 2015 there were no short-term investments.

16	Shareholders’ equity

Share capital and share premium

	Ordinary shares
	2015	2014	2013
	(In thousands of shares)
On issue at January 1	69,317	68,867	68,176
Issue/conversion of shares	602	450	691

On issue at December 31	69,919	69,317	68,867

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of €1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2015, a total of approximately 0.4 million (2014: 0.5 million, 2013: 0.7 million) options were exercized and restricted and performance shares were vested.

At December 31, 2015, 2014 and 2013, the authorized share capital comprised 200,000,000 ordinary shares at par value of €0.10. All issued shares are fully paid.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

17	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2015, was based on the profit of €48,566,000 attributable to ordinary shareholders (2014: €35,060,000 and 2013: €6,824,000) and a weighted average number of ordinary shares outstanding during the year ended December 31, 2015 of 69,579,000 (for the years; 2014: 69,048,000 and 2013: 68,584,000). Profit is attributable to ordinary shareholders on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2015 was based on the profit of €48,566,000 attributable to ordinary shareholders (2014: €35,060,000 and 2013: €6,824,000) and a weighted average number of ordinary shares and the impact of options, restricted share and performance shares outstanding during the year ended December 31, 2015 of 70,499,000 (for the years; 2014: 69,922,000 and 2013: 69,345,000).

In January 2011, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary share. The 5:1 reverse stock split effectuated is presented in the basic earnings per share calculation and the diluted earnings per share calculation.

Profit attributable to ordinary shareholders

	2015	2014	2013
	(€’000)
Profit attributable to ordinary shareholders	48,566	35,060	6,824

Weighted average number of ordinary shares

	2015	2014	2013
	(in thousands of shares)
Weighted average number of ordinary shares at December 31	69,579	69,048	68,584
Dilution effect of share options, restricted and performance shares on issue	920	874	761

Weighted average number of ordinary (diluted) at December 31	70,499	69,922	69,345

18	Trade payables and other liabilities

	2015	2014	2013
	(€’000)
Non-current
Deferred revenue	5,272	4,986	4,605
Other non-current liabilities	6,777	7,225	6,932

	12,049	12,211	11,537
Current
Trade payables	25,045	23,902	28,175
Tax and social security	9,435	9,921	8,778
Customer deposits	20,500	19,286	18,507
Deferred revenue	60,700	53,246	44,550
Accrued expenses	46,949	40,147	32,083

	162,629	146,502	132,093

Trade payables include €14,958,000 (2014: 13,976,000 and 2013: €20,074,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analyzed as follows:

	2015	2014	2013
	(€’000)
Data-center-related costs	11,788	9,042	7,158
Personnel and related costs	11,709	9,381	8,769
Professional services	2,246	1,857	1,824
Customer implementation and related costs	3,346	3,689	2,199
Financing-related costs	13,454	13,414	9,994
Other	4,406	2,764	2,139

	46,949	40,147	32,083

As at December 31, 2015, the accrued financing-related costs principally relate to interest expenses on the Senior Secured Notes.

19	Provision for onerous lease contracts

As at December 31, 2015, the provision for onerous lease contracts relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2015	2014	2013
	(€’000)
As at January 1	4,934	8,875	11,826
Increase/(decrease) in provision	(184)	(805)	—
Unwinding of discount	115	230	334
Utilization of provision	(3,348)	(3,366)	(3,285)

As at December 31	1,517	4,934	8,875

Non-current	—	1,491	4,855
Current	1,517	3,443	4,020

	1,517	4,934	8,875

Discounted estimated future losses are calculated using a discount rate based on the five-year euro-area government benchmark bond yield prevailing at the balance sheet date.

20	Borrowings

	2015	2014	2013
	(€’000)
Non-current
Senior Secured Notes 6.0%, due 2020	475,503	475,643	317,610
Mortgages	40,727	29,141	22,524
Finance lease liabilities	34,582	34,141	20,470
Other loans	—	1,605	1,605

	550,812	540,530	362,209
Current
Mortgages	3,346	2,346	1,733
Finance lease liabilities	—	18,716	50
Other loans	1,605	—	—

	4,951	21,062	1,783

Total borrowings	555,763	561,592	363,992

The carrying amounts of the Group’s borrowings are principally denominated in euros. The face value of the Senior Secured Notes as at December 31, 2015 was €475,000,000 (2014: €475,000,000 and 2013: €325,000,000).

The face value of the mortgages amounted to €44,646,000 as per December 31, 2015 (2014: €31,993,000 and 2013: €24,833,000).

Senior Secured Notes and bank borrowings

Mortgages

In November 2012, the Group entered into a five-year mortgage for €10 million. The mortgage is secured by the AMS6 land and data center buildings with a carrying value of €15,895,000. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points.

In January 2013, the Group completed two mortgage financings totalling €10 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly installments in an aggregate amount of €167,000 commencing on April 18, 2013. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of 10 years.

In June 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual installments of €400,000 commencing May 1, 2014 and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on operations of Interxion Real Estate V B.V.

In April 2014, the Group completed a €9.2 million financing. The facility is secured by a mortgage on the data center property in Zaventhem (Belgium), which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of fifteen years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly installments of €153,550 of which the first quarterly installment was paid on July 31, 2014, and a final repayment is due on April 30, 2029.

On October 13, 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the real estate property in Germany, which is owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual installments of €1,000,000 of which the first quarterly installment is due on September 30, 2016, and a final repayment of €11,000,000 which is due on September 30, 2020.

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

Optional Redemption on or after 15 July 2016

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

Maturity profile

The maturity profile of the gross amounts of Senior Secured Notes and Mortgages is set out below:

	2015	2014	2013
	(€’000)
Within one year	—	—	—
Between 1 and 5 years	503,199	14,266	15,333
Over 5 years	16,447	492,727	334,500

	519,646	506,993	349,833

The Group has the following undrawn bank borrowing facilities:

	2015	2014	2013
	(€’000)
Expiring within one year	—	—	—
Expiring between 1 and 5 years	100,000	100,000	100,000

	100,000	100,000	100,000

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

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2015, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

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

The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 2015, the Company was in compliance with all covenants in the Indenture.

Interxion remained in full compliance with all its debt covenants. The Company’s consolidated fixed charge ratio stood at 5.14 (2014: 4.36) and both the net debt ratio and the leverage ratio financial covenant stood at 2.94 (2014: 3.24).

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following payment schedule:

	2015	2014	2013
	(€’000)
Gross lease liabilities:
Within one year	2,990	21,604	1,726
Between 1 and 5 years	30,230	31,964	7,492
More than 5 years	20,024	21,280	21,443

	53,244	74,848	30,661
Future interest payments	(18,662)	(21,991)	(10,141)

Present value of minimum lease payments	34,582	52,857	20,520

In November 2014, the Group agreed to purchase the VIE data center land and building for €18.7 million. The assets were previously accounted for as an operating lease. Upon entering into this purchase agreement, the lease was reported as a finance lease in accordance with IAS 17. In January 2015 the purchase transaction was effectuated. The purchase amount was paid in full and reported as a purchase of property, plant and equipment within investing cash flow and the finance lease liability was released. The carrying value of the land amounts to €9,150,000 and the carrying value of the building amounts to €10,171,000.

In August 2014, the Group exercized its option to purchase the AMS7 data center land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of 22 August 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €5,800,000, the carrying value of the building amounted to €7,600,000 as per exercise date. The actual legal transaction will become effective in 2023.

In December 2012, the Group exercized its option to purchase the PAR7 data center land. The actual legal transaction will come into effect in 2019. As a result of this modification, in accordance with IAS17, as of December 20, 2012, the lease, which was previously reported as an operating lease is treated as a financial lease. The carrying amount of the land amounts to €20,832,000.

Other loans

The Group has a loan facility with the landlord of one of its unused data center sites in Germany to allow the Group to invest in improvements to the building to meet the requirements of sub-lessees. The loan bears interest at 6% per annum and is repayable in 2016. As at December 31, 2015, the balance of the landlord loan was €1,605,000 (2014 and 2013: €1,605,000).

21	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2015	2014	2013
	(€’000)
Trade receivables	79,128	69,224	58,405
Accrued revenue	39,442	35,104	21,234
Rental and other supplier deposits	2,929	2,714	2,093
Cash and cash equivalents	58,554	99,923	45,690

	180,053	206,965	127,422

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

The Group’s largest financial asset balance exposed to credit risk is with a financial institution, one of the Company’s relationships banks, which accounts for approximately 26% of the total balance exposed to credit risk as at December 31, 2015.

The Group’s largest customer balance exposed to credit risk is with a customer, serviced from multiple locations under multiple service contracts, which accounts for approximately 21% of the total balance exposed to credit risk as at December 31, 2015.

The maximum credit exposure on the trade receivables is limited by the deferred revenue balance of €65,972,000 as presented in Note 18 (2014: €58,232,000 and 2013: €49,155,000).

The exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2015	2014	2013
	(€’000)
UK, France, Germany and The Netherlands	62,448	55,121	44,025
Rest of Europe	16,246	14,103	14,380
Corporate	434	—	—

	79,128	69,224	58,405

The aging of trade receivables as at the reporting date was:

	2015		2014		2013
	Gross	Allowance	Gross	Allowance	Gross	Allowance
	(€’000)
Not past due	66,016	—	57,009	—	50,061	—
Past due 0–30 days	7,569	—	7,511	—	4,312	—
Past due 31–120 days	3,589	20	3,640	91	3,540	—
Past due 120 days–1 year	1,797	111	1,262	122	361	—
More than 1 year	349	61	75	60	370	239

	79,320	192	69,497	273	58,644	239

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2015	2014	2013
	(€’000)
Balance as at January 1	273	239	329
Impairment loss recognized	144	219	156
Write-offs	(225)	(185)	(246)

Balance as at December 31	192	273	239

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2015

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	475,503	617,500	28,500	589,000	—
Finance lease liabilities	34,582	53,244	2,990	30,230	20,024
Mortgages	44,073	49,748	4,466	34,120	11,162
Other loans	1,605	1,629	1,629	—	—
Trade and other payables(1)	89,743	89,743	89,743	—	—

	645,506	811,864	127,328	653,350	31,186

December 31, 2014

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	475,643	646,000	28,500	114,000	503,500
Finance lease liabilities	52,857	74,848	21,604	31,964	21,280
Mortgages	31,487	36,783	3,246	20,767	12,770
Other loans	1,605	1,726	96	1,630	—
Trade and other payables(1)	81,919	81,919	81,919	—	—

	643,511	841,276	135,365	168,361	537,550

December 31, 2013

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	317,610	462,150	20,150	78,000	364,000
Finance lease liabilities	20,520	30,661	1,726	7,492	21,443
Mortgages	24,257	29,148	2,552	19,398	7,198
Other loans	1,605	1,822	96	1,726	—
Trade and other payables(1)	80,225	80,225	80,225	—	—

	444,217	604,006	104,749	106,616	392,641

Notes:—

(1)	Excludes deferred revenues and rental holidays. Accrued interest on Senior Secured Notes and mortgages is classified under the respective liability category.

Market risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2015	2014	2013	2015	2014	2013
Euro
GBP 1	1.379	1.241	1.179	1.357	1.278	1.198
CHF 1	0.937	0.823	0.813	0.923	0.831	0.816
DKK 1	0.134	0.134	0.134	0.134	0.134	0.134
SEK 1	0.107	0.110	0.116	0.109	0.105	0.113

Sensitivity analysis

A 10% strengthening of the euro against the following currencies at December 31, would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remained constant and was performed on the same basis for 2014 and 2013.

	Equity	Profit or loss
	(€’000)
December 31, 2015
GBP	(3,848)	(1,290)
CHF	(4,757)	(148)
DKK	(2,042)	(186)
SEK	(356)	(137)
December 31, 2014
GBP	(2,415)	(903)
CHF	(4,138)	(23)
DKK	(1,763)	(155)
SEK	(212)	117
December 31, 2013
GBP	(1,337)	(420)
CHF	(4,015)	(23)
DKK	(1,587)	(148)
SEK	(345)	32

A 10% weakening of the euro against the above currencies at December 31, would have had the equal, but opposite, effect to the amounts shown above, on the basis that all other variables remained constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2015	2014	2013
	(€’000)
Fixed-rate instrument
Senior Secured Notes	475,503	475,643	317,610
Finance lease liabilities	34,582	52,857	20,520
Mortgages	5,870	6,341	6,801
Other loans	1,605	1,605	1,605

	517,560	536,446	346,536
Variable-rate instruments
Mortgages	38,203	25,146	17,456

	555,763	561,592	363,992

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

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
December 31, 2015
Variable rate instruments	(261)	261	(91)	91
December 31, 2014
Variable rate instruments	(251)	251	(91)	91
December 31, 2013
Variable rate instruments	(152)	152	(51)	51

Fair values and hierarchy

Fair values versus carrying amounts

As of December 31, 2015, the market price of the 6.00% Senior Secured Notes due 2020 was 105.780 (2014: 105.005 and 2013: 106.51). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €502 million, compared with its nominal value of €475 million. In 2014 the value of the notes was €499 million compared with a nominal value of €475 million.

Until 2014, the Group had a financial asset carried at fair value, its investment in iStreamPlanet Inc. This investment was sold during 2015. Furthermore the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of December 31, 2015, the fair value of all mortgages would have been equal to their carrying amount of €44.1 million. As of 31 December 2015, the fair value of the financial lease liabilities would have been €41.0 million compared with its carrying amount of €34.6 million.

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

The values of the instruments are:

	Carrying value	Fair value
		Level 1	Level 2	Level 3
December 31, 2015
Senior secured notes 6.00% due 2020	(475,503)	(502,000)	—	—
Finance leases	(34,582)	—	(41,012)	—
Mortgages	(44,073)	—	(44,073)	—
Interest rate swap	(321)	—	(321)	—
December 31, 2014
Senior secured notes 6.00% due 2020	(475,643)	(499,000)	—	—
Finance leases	(52,857)	—	(60,200)	—
Mortgages	(31,487)	—	(31,487)	—
Interest rate swap	(368)	—	(368)	—
Financial asset	774	—	—	774
December 31, 2013
Senior secured notes 6.00% due 2020	(317,610)	(346,000)	—	—
Finance leases	(20,520)	—	(23,200)	—
Mortgages	(24,257)	—	(24,257)	—
Interest rate swap	90	—	90	—
Financial asset	774	—	—	774

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The financial asset which was in Level 3 until 2014, has been sold during the year. The profit realized on this divestment is disclosed in note 9.

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital.

The Group’s net debt to equity ratio at the reporting date was as follows:

	2015	2014	2013
	(€’000)
Net debt
Total liabilities	744,647	736,958	522,873
Less: cash	(58,554)	(99,923)	(45,690)

	686,093	637,035	477,183
Equity
Total equity	507,417	436,145	387,902

Net debt to equity ratio	1.35	1.46	1.23

22	Share-based payments

Summary of outstanding options and restricted shares as of December 31, 2015

The terms and conditions of the grants (excluding restricted shares and performance share grants), under the 2011 and 2013 Option Plans with an USD exercise price, were as follows:

Grant date	Employees entitled	Exercise price in $	Outstanding	Exercisable
		(in thousands)
2011	Executive Director	14.74	600	600
	Non-executive Directors	13.00	15	15
	Senior employees	10.00-14.65	208	208
2012	Key management	10.00-11.50	122	84
	Senior employees	13.67-22.64	46	34
2013	Key management	10.00	6	0
	Senior employees	15.00-18.00	50	14
2014	Senior employees	17.50-23.25	127	59
2015	Senior employees	24.60-27.26	90	16

	Total share options		1,264	1,030

Share options granted from 2011 onwards, under the 2011 and 2013 Option Plans, generally vest over four years and can be exercised up to eight years after the date of grant. The options granted in 2011 to the Company’s Executive Director, Non-executive Directors and certain employees have an accelerated vesting term.

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2015	2014	2013	2015	2014	2013
Outstanding at January 1	7.19	5.46	4.98	14	112	597
Granted	—	—	—	—	—	—
Exercised	7.19	5.05	4.79	(14)	(94)	(458)
Expired	—	—	—	—	—	—
Forfeited	—	6.50	6.12	—	(4)	(27)

Outstanding – December 31	—	7.19	5.46	—	14	112
Exercisable – December 31	—	7.19	5.36	—	14	92

The number and weighted average exercise prices of outstanding share options under the 2011 and 2013 Option Plans, excluding the restricted shares and performance share grants, with US dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2015	2014	2013	2015	2014	2013
Outstanding at January 1	14.35	14.13	13.64	1,641	1,792	1,818
Granted	25.17	18.46	16.75	90	180	247
Exercised	14.23	14.60	13.11	(423)	(266)	(233)
Expired	—	—	—	—	—	—
Forfeited	19.29	18.71	13.86	(44)	(65)	(41)

Outstanding – December 31	14.98	14.35	14.13	1,264	1,641	1,792
Exercisable – December 31	14.24	14.17	14.05	1,030	1,132	972

The options outstanding at December 31, 2015 have a weighted average remaining contractual life of 4.2 years (2014: 5.1 years and 2013: 5.7 years).

For the services delivered in 2013, a total of 12,282 restricted shares were granted to the Non-executive Directors (2,047 restricted shares each). All restricted shares vested as at December 31, 2014 and were issued and transferred to the Non-executive Directors in March 2015.

For the services delivered in 2014, a total of 9,980 restricted shares were granted to the Non-executive Directors (1,996 restricted shares each). Of these shares, 3,992 were cancelled as two Non-executive Directors resigned prior to vesting. The remaining 5,988 restricted shares vested as at June 30, 2015 and were issued and transferred to the Non-executive Directors in July 2015.

On June 30, 2015, the Annual General Meeting of Shareholders approved to award restricted shares equivalent to a value of €40,000 under the terms and conditions of the 2013 Option Plan to each of our Non-executive Directors (1,615 restricted shares each) for their services to be provided for the period between the 2015 Annual General Meeting and the 2016 Annual General Meeting. A total of 6,460 restricted shares were granted.

For his contribution to the Company in 2013, the Executive Director, based on the Company’s performance and his individual performance, earned an initial allocation of 71,979 performance shares. This number was calculated on the basis of the predetermined conditionally awarded on target equity value for 2013, the Company’s average share value during the month of January 2013, as well as the actual Company and individual performance from January 1, 2013 to December 31, 2013. On June 30, 2014, the General Meeting of Shareholders approved to grant 17,995 performance shares, which represented 25% of the initial allocation, to the Executive Director pursuant to the Company’s 2013 Amended International Equity Based Incentive Plan. This first installment, 25% (17,995 performance shares) of the initial allocation, vested immediately following the approval by the General Meeting of Shareholders of the award. To cover taxes due, the Executive Director sold 4,995 shares. The remainder of the vested shares were locked up until December 31, 2014 and were transferred in March 2015. The remaining 75% of the initial allocation (53,984 performance shares) was subject to the Company’s relative share performance over the 24 month period from January 1, 2013 to December 31, 2014. Since at December 31, 2014, the relative share performance criteria were not met, the 53,984 performance shares were forfeited and returned to the pool available for grant.

On July 30, 2014, for the performance year 2013, the Board of Directors made an award of restricted shares and an initial award of performance shares to certain members of key management (not the Executive Director) under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan. A total of 20,000 restricted shares were granted. In addition, a total of 35,592 performance shares were granted as an initial award. Of the 35,592 performance shares initially awarded, 8,898 shares vested while the remaining initial performance shares were forfeited on December 31, 2014, as the performance criteria with regard to the relative share performance was not met.

With regard to the performance period of 2014, the Board of Directors approved the conditional award of performance shares in December 2014 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined on target equity value for 2014 and the Company’s average share price during the month of January 2014. The actual initial award of 137,574 performance shares, based on the level of the actual Company and individual performance from January 1, 2014 to December 31, 2014, was approved by the Board of Directors in February 2015.

•	With regard to the Executive Director, the first 50% (47,243 performance shares) of the initial award was awarded at the 2015 Annual General Meeting. Of the initial award, 23,621 performance shares vested upon award but were locked up until December 31, 2015 and 23,622 performance shares vested on January 1, 2016. The remaining 50% (47,242 performance shares) of the initial award was subject to the Company’s relative share performance compared to the S&P SmallCap 600 Index over the period January 1, 2014 to December 31, 2015. The Company’s actual relative share performance compared to the S&P SmallCap 600 Index over the period January 1, 2014 to December 31, 2015 was reviewed in January 2016. The relative performance resulted in a maximum pay out level of 150% pay or an actual final award of 70,863 performance shares. These 70,863 performance shares are subject to shareholder approval at the 2016 Annual General Meeting. Should they be approved, 50% (or 35,432) of the performance shares will vest on January 1, 2017 and 50% (or 35,431) will vest on January 1, 2018.

•	With regard to key members of management, the first 50% of the initial award (21,545 performance shares) was awarded at the 2015 Annual General Meeting. Of the initial award, 10,773 performance shares vested upon award but were locked up until December 31, 2015 and 10,772 performance shares vested on January 1, 2016. The remaining 50% of the initial award (21,544 performance shares) was subject to the Company’s relative share performance compared to the S&P SmallCap 600 Index over the period January 1, 2014 to December 31, 2015. The Company’s actual relative share performance compared to the S&P SmallCap 600 Index over the period January 1, 2014 to December 31, 2015 was reviewed in January 2016. The relative performance resulted in a maximum pay out level of 150% pay or an actual award of 32,318 performance shares. 50% (or 16,159) of the performance shares will vest on January 1, 2017 and 50% (or 16,159) will vest on January 1, 2018.

•	Upon change of control, the performance shares will vest immediately and any lock up provisions will expire.

With regard to the performance period of 2015, the Board of Directors approved the conditional award of performance shares in March 2015 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined on target equity value for 2015 and the Company’s average share price during the month of January 2015. The actual initial award of 149,600 performance shares, based on the level of the actual Company and individual performance from January 1, 2015 to December 31, 2015, was approved by the Board of Directors in February 2016.

•	With regard to the Executive Director, the first 50% (38,287 performance shares) of the initial award is subject to shareholder approval at the 2016 Annual General Meeting. Should they be approved, 19,144 performance shares of the initial award will vest upon award but will be locked up until December 31, 2016 and 19,143 performance shares will vest on January 1, 2017. The remaining 50% (38,287 performance shares) of the initial award is subject to the Company’s relative share performance compared to the S&P SmallCap 600 Index over the period January 1, 2015 to December 31, 2016. The Company’s actual relative share performance compared to the S&P SmallCap 600 Index over the period January 1, 2015 to December 31, 2016 will be reviewed in January 2017. These performance shares are subject to shareholder approval at the 2017 Annual General Meeting. Should they be approved, 50% of the performance shares will vest on January 1, 2018 and 50% will vest on January 1, 2019.

•	With regard to key members of management, the first 50% of the initial award (36,514 performance shares) will be awarded at the 2016 Annual General Meeting. Of the initial award, 18,257 performance shares will vest upon award but will be locked up until December 31, 2016 and 18,257 performance shares will vest on January 1, 2017. The remaining 50% of the initial award (36,512 performance shares) is subject to the Company’s relative share performance compared to the S&P SmallCap 600 Index over the period January 1, 2015 to 31 December 2016. The Company’s actual relative share performance compared to the S&P SmallCap 600 Index over the period January 1, 2014 to December 31, 2015 will be reviewed in January 2017. Once the actual final number is approved, 50% of the performance shares will vest on January 1, 2018 and 50% will vest on January 1, 2019.

•	Upon change of control, the performance shares will vest immediately and any lock up provisions will expire.

In the first quarter of 2015, the Board of Directors recommended an award of 75,000 restricted shares to a key member of management (not the Executive Director) of which 25,000 vested in the first quarter of 2015. Half of the remaining 50,000 restricted shares will vest on March 1, 2016 and the other 25,000 will vest on March 1, 2017. Upon a change of control, these restricted shares will vest immediately.

The number of restricted shares outstanding at December 31, 2015, 2014 and 2013 is broken down as follows:

	Number of restricted shares
	(in Thousands)
	2015	2014	2013
Outstanding at January 1	272	12	—
Granted	158	351	12
Vested	(118)	(91)	—
Expired	—	—	—
Forfeited	(4)	—	—

Outstanding – December 31	308	272	12

The restricted shares outstanding at December 31, 2015 have a weighted average remaining contractual life of 2.1 years (2014: 2.9 years).

The number of performance shares outstanding at December 31, 2015, 2014 and 2013 is broken down as follows:

	Number of performance shares
	(in Thousands)
	2015	2014	2013
Outstanding at January 1	—	—	—
Granted	272	107	—
Vested	(35)	(27)	—
Expired	—	—	—
Forfeited	—	(80)	—

Outstanding – December 31	237	—	—

Employee expenses

In 2015, the Company recorded employee expenses of €7,161,000 related to share-based payments (2014: €6,576,000 and 2013: €4,149,000). The 2015 share-based payments related expenses include an amount of € 643,000 related to taxes and social security charges (2014: € 92,000 and 2013: €559,000).

The weighted average fair value at grant date of options granted during the period was determined using the Black-Scholes valuation model. The following inputs were used:

	2015	2014	2013
Share price in € at grant date (post reverse stock split)	23.84-28.46	17.04-22.31	17.94-20.72
Exercise price in € (post reverse stock split)	21.61-24.95	12.68-18.61	7.65-16.94
Dividend yield	0%	0%	0%
Expected volatility	30%	35%	40%
Risk-free interest rate	0.0%-0.4%	0.2%-0.8%	0.7%-0.8%
Expected life weighted average	5.1 years	5.1 years	5.1 years

The significant inputs into the model were:

•	expected volatility is based on a combination of the performance of the Company and, given the relatively short period that the shares of the Company are traded publicly, other companies that are considered to be comparable to the Group;

•	the risk-free interest rate based on the yield on zero coupon bonds issued by the European Central Bank for European Union government debt rates with a maturity similar to the expected life of the options;

•	dividend yield is considered to be nil;

•	expected life is considered to be equal to the average of the share option exercize and vesting periods.

The weighted average fair value at grant date of the performance shares granted during the period was determined using the Monte Carlo valuation model. In addition to the above mentioned inputs a one year holding discount of 5.5% was used as input for the performance shares.

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

23	Financial commitments

(Non-)cancellable operating lease commitments

At December 31, the Group has future minimum commitments for (non-)cancellable operating leases with terms in excess of one year as follows:

	2015	2014	2013
	(€’000)
Within 1 year	30,857	31,604	31,793
Between 1 and 5 years	125,243	117,009	122,087
After 5 years	181,059	185,194	218,161

	337,159	333,807	372,041

On September 29, 2015, the Group entered into a contract to lease the properties related to the AMS8 data center. The lease, which covers land and a building, will commence during the second quarter of 2016. The land component will be treated as an operating lease.

As at December 31, 2015, of the non-cancellable operating leases an amount of €1,517,000 (2014: €4,795,000 and 2013: €8,319,000) related to the lease contracts, which were provided for as part of the provision for onerous lease contracts.

Of the total operating leases, as at December 31, 2015, an amount of €70,568,000 (2014: €72,688,000 and 2013: €75,188,000) is cancellable until January 1, 2016.

The total gross operating lease expense for the year 2015 was €27,000,000 (2014: €25,400,000 and 2013: €24,700,000).

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least one year and generally between three and five years resulting in future committed revenues from customers. At December 31 the Group had contracts with customers for future committed revenues receivable as follows:

	2015	2014	2013
	(€’000)
Within 1 year	275,400	253,100	219,300
Between 1 and 5 years	353,600	343,500	301,600
After 5 years	76,700	90,700	101,800

	705,700	687,300	622,700

Commitments to purchase energy

Where possible, for its own use, the Group seeks to purchase power on fixed-price term agreements with local power supply companies in the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of energy at fixed prices. At December 31, the Group had entered into non-cancellable energy purchase commitments as follows:

	2015	2014	2013
	(€’000)
Within 1 year	36,400	28,000	25,900
Between 1 and 5 years	13,700	19,100	32,100

	50,100	47,100	58,000

Other commitments

The Group has entered into several other commitments, which in general relate to operating expenses. As at December 31, 2015 the outstanding commitments amount to €29,470,000 (2014: €22,292,000, 2013: €20,497,000). These commitments are expected to be settled in the following financial year.

24	Capital commitments

At December 31, 2015, the Group had outstanding capital commitments totalling €66,200,000 (2014: €62,800,000 and 2013: €83,800,000). These commitments are expected to be settled in the following financial year. The increase results from the timing of expansion projects.

25	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to €5,966,000 (2014: €5,184,000 and 2013 €5,175,000) and other guarantees amounting to €53,000 (2014: €53,000 and 2013: €53,000).

Site restoration costs

As at December 31, 2015, the estimated discounted cost and recognized provision relating to the restoration of data center leasehold premises was €691,000 (2014: €1,271,000 and 2013: €1,177,000), which is part of the non-current liabilities.

In accordance with the Group’s accounting policy site restoration costs have only been provided in the financial statements in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As at December 31, 2015, the Group estimated the possible liability to range from nil to €23,240,000 (2014: nil to €20,607,000 and 2013: nil to €21,100,000).

Lease contract - AMS8

On September 29, 2015, the Group entered into a contract to lease the properties related to the AMS8 data center. The lease, which covers land and building, will commence during the second quarter of 2016. The land component will be treated as an operating lease, the building as a financial lease and the fair value of the leased assets is estimated to be €26.2 million.

26	Related-party transactions

There are no material transactions with related parties, other than disclosed below, and all transactions are conducted at arm’s length.

Share distribution by Baker Capital

On June 2, 2015, Lamont Finance N.V. and Baker Communications Fund II, L.P. requested that Interxion instruct its Transfer Agent, American Stock Transfer & Trust Company, to remove the restrictive legend on all of the 18,657,592 Interxion shares held by Lamont Finance N.V. and Baker Communications Fund II, L.P.

Baker Capital (“Baker”) made a pro rata distribution-in-kind of these shares immediately to the partners of Baker Communications Fund II (Cayman) L.P. and Baker Communications Fund II L.P., which funds had made their initial acquisition of Interxion shares in 2000. Under the terms of the undertaking executed by Baker in support of the proposed transaction between Interxion and TelecityGroup plc, it was contemplated that Baker would make a full distribution of its shares to its partners upon the closing of the transaction. The distribution was made following the termination of the proposed transaction with TelecityGroup plc and the related undertaking executed by Baker. Following the distribution, Baker owns shares constituting less than 1% of the outstanding ordinary shares of Interxion.

This distribution did not have any effect upon the total number of shares outstanding.

As a result of the 18.6 million share distribution by funds affiliated with Baker, Mr. John Baker (on June 5) and Mr. Rob Manning (on June 7), as representatives of Baker on the Board of Directors (the “Board”), tendered their resignations as members of the Board, effective immediately. Mr. Jean F.H.P. Mandeville was appointed as the new Chairman of the Board replacing Mr. Baker, effective June 8, 2015. Pursuant to our Articles of Association, the Board is comprised of at least one Executive Director and three Non-executive Directors. At most the Board shall be comprised of seven Directors, a majority of which shall be Non-executive Directors. Consequently the current composition of the Board is compliant with the Company’s Articles. The Company may decide to increase the number of Directors in accordance with its Articles.

On June 8, 2015, the Board of Directors of the Company adopted amendments to the Company’s Bylaws to eliminate references to the Shareholders’ Agreement and related provisions.

Key management compensation

The total compensation of key management was as follows:

	2015	2014	2013
	(€’000)
Short-term employee benefits (salaries and bonuses)	3,341	2,445	2,376
Post-employment benefits	43	50	60
Share-based payments	3,381	1,982	1,299
Crisis wage tax	—	—	125
Termination benefits	—	—	53

	6,765	4,477	3,913

Key management’s share-based payment compensation is disclosed in Note 22.

In 2013, the Dutch Government imposed a crisis wage tax payable by employers over the total compensation including the benefit from options exercised. The crisis wage tax payable over key management compensation including the benefit from options exercised is presented as “Crisis wage tax” in the table above.

France IX loan

Interxion France is a member and co-founder of France-IX. France-IX is an association founded in 2010 with a mission to reinforce Paris as an important location to connect networks in order to exchange data between the users of each network (a so-called peering point) by developing a panel of services, such as public peering (allowing a network to connect to many other networks) and private peering (connecting one network to another network) and by bringing together French and foreign ISPs and Internet services and content providers. In 2011, Interxion France incurred costs which were recharged to France-IX association, receipt of which has been formalized in a loan agreement which was fully repaid in 2015 (outstanding balance per December 31, 2014: €230,000 and 2013: €427,000).