Form 20-F
period 2016-12-31
InterXion Holding N.V.
filed 2017-03-30
CIK 1500866

As filed with the Securities and Exchange Commission on March 30, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

70,602,543 ordinary shares

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

Non-IFRS Financial Measures

Included in this annual report are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) Adjusted EBITDA and (iii) Recurring Revenue.

Other companies may present EBITDA, Adjusted EBITDA, and Recurring Revenue differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or as an alternative to Profit for the period attributable to shareholders (“net income”) or as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortization and impairment of assets.

We define Adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, which are recognized as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to terminated and unused data center sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed and which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

For a reconciliation of EBITDA and Adjusted EBITDA to Operating income and Net income, see “Operating and Financial Review and Prospects—Results of operations” and “Operating and Financial Review and Prospects—Results of operations—EBITDA and Adjusted EBITDA”. EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

We define Recurring Revenue as revenue incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

Additional Key Performance Indicators

In addition to EBITDA, Adjusted EBITDA and Recurring Revenue, our management also uses the following key performance indicators as measures to evaluate our performance:

•	Equipped Space: the amount of data center space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at a data center change so that all or a portion of the remaining space can no longer be sold because the space does not have enough power capacity and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space (such as corridors), which cannot be sold to individual customers;

•	Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date;

•	Maximum Equippable Space: the maximum amount of space in our data centers which is designed to be used and sold as Equipped Space;

•	Utilization Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilized because of customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%;

•	Recurring Revenue Percentage: Recurring Revenue during the relevant period as a percentage of total revenue in the same period;

•	Monthly Recurring Revenue: the contracted Recurring Revenue over a full month excluding energy usage revenues, amortized set-up fees and the sub-leasing of office space; and

•	Average Monthly Churn: the average of the Churn Percentage in each month of the relevant period. Churn Percentage is the contracted Monthly Recurring Revenue that came to an end during a month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of that month.

EBITDA, Adjusted EBITDA and Recurring Revenue are all non-IFRS measures. Together with the other key performance indicators listed above, EBITDA, Adjusted EBITDA and Recurring Revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure based businesses. EBITDA and Adjusted EBITDA are also relevant measures used in the financial covenants of our €100.0 million revolving credit facility and our 6.00% Senior Secured Notes due 2020.

EBITDA, Adjusted EBITDA, Recurring Revenue and our other key performance indicators listed above may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Currency Presentation and Convenience Translations

Unless otherwise indicated, all references in this annual report to “euro” or “€” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended. All references to “dollars”, “$”, “U.S. $” or “U.S. dollars” are to the lawful currency of the United States. We prepare our financial statements in euro.

Solely for convenience, this annual report contains translation of certain euro amounts into U.S. dollars based on the noon buying rate of €1.00 to U.S. $1.0552 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2016. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information”.

Metric Convenience Conversion

This annual report contains certain metric measurements and for your convenience, we provide the conversion of metric units into U.S. customary units. The standard conversion relevant for this annual report is approximately 1 meter = 3.281 feet and 1 square meter = 10.764 square feet.

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

MARKET, ECONOMIC AND INDUSTRY DATA

Information regarding markets, market size, market share, market position, growth rates and other industry data pertaining to our business contained in this annual report consists of estimates based on data and reports compiled by professional organizations and analysts, on data from other external sources, and on our knowledge of our sales and markets. Since, in many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market-related analyses and estimates, we rely on internally developed estimates. While we have compiled, extracted and reproduced market or other industry data from external sources which we believe to be reliable, including third parties or industry or general publications, we have not independently verified that data. Similarly, our internal estimates have not been verified by any independent sources.

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to all statements other than statements of historical fact regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our ability to integrate new acquisitions; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view of future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, those estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

•	operating expenses cannot be easily reduced in the short term;

•	inability to utilize the capacity of newly planned or acquired data centers and data center expansions;

•	significant competition;

•	cost and supply of electrical power;

•	data center industry over-capacity; and

•	performance under service level agreements.

These and other risks described under “Risk Factors” are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. For a more complete discussion of the factors that could affect out future performance and the industry in which we operate, we urge you to read the sections of this annual report entitled Item 3 “Key Information–Risk Factors”, Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects”. In addition, new risk factors may emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this annual report are based on information available to us at the date of this annual report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this annual report.

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The following selected financial data as of and for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2013 and December 31, 2012 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements included in this annual report have been prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board and have been audited by KPMG Accountants N.V., an independent registered public accounting firm.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

	Year ended December 31,	Year ended December 31,
	2016(1)	2016	2015	2014	2013	2012
	(U.S. $’000, except per share amounts and number of shares in thousands)	(€’000, except per share amounts and number of shares in thousands)
Income statement data
Revenue	445,071	421,788	386,560	340,624	307,111	277,121
Cost of sales	(171,542)	(162,568)	(151,613)	(139,075)	(124,141)	(113,082)

Gross profit	273,529	259,220	234,947	201,549	182,970	164,039
Other income	351	333	21,288	271	341	463
Sales and marketing costs	(31,594)	(29,941)	(28,217)	(24,551)	(22,818)	(20,100)
General and administrative costs	(144,573)	(137,010)	(132,505)	(98,884)	(90,134)	(79,243)

Operating income	97,713	92,602	95,513	78,385	70,359	65,159
Net finance expense	(38,271)	(36,269)	(29,022)	(27,876)	(57,453)	(17,746)

Profit before taxation	59,442	56,333	66,491	50,509	12,906	47,413
Income tax (expense)/income	(17,358)	(16,450)	(17,925)	(15,449)	(6,082)	(15,782)

Net income	42,084	39,883	48,566	35,060	6,824	31,631

Basic earnings per share	0.60	0.57	0.70	0.51	0.10	0.47

Diluted earnings per share:	0.59	0.56	0.69	0.50	0.10	0.46

Number of shares(2)	70,603	70,603	69,919	69,317	68,867	68,176

Weighted average number of shares for Basic earnings per share(3)	70,349	70,349	69,579	69,048	68,584	67,309

Weighted average number of shares for Diluted earnings per share(3)	71,215	71,215	70,499	69,922	69,345	68,262

	Year ended December 31,	Year ended December 31,
	2016(1)	2016	2015	2014	2013	2012
	(U.S. $’000)	(€’000)
Cash flow statement data
Net cash flows from/(used in) operating activities	147,092	139,397	127,070	104,418	72,563	89,082
Net cash flows from/(used in) investing activities	(265,277)	(251,400)	(187,505)	(219,135)	(142,459)	(179,305)
Net cash flows from/(used in) financing activities	183,562	173,959	18,190	167,628	47,911	15,883
Capital expenditure including intangibles(4)	(264,726)	(250,878)	(192,636)	(216,277)	(143,381)	(178,331)

	Year ended December 31,	Year ended December 31,
	2016(1)	2016	2015	2014	2013	2012
	(U.S. $’000)	(€’000)
Balance sheet data
Trade and other currect assets	155,981	147,821	141,936	122,814	97,105	75,256
Cash and cash equivalents(5)	122,290	115,893	53,686	94,637	41,612	63,692

Current assets	278,271	263,714	195,622	217,451	138,717	138,948
Non-current assets	1,286,237	1,218,951	1,056,442	955,652	772,058	680,276

Total assets	1,564,508	1,482,665	1,252,064	1,173,103	910,775	819,224

Current liabilities	198,985	188,575	171,835	175,697	140,125	134,109
Non-current liabilities	786,462	745,321	572,812	561,261	382,748	309,541

Total liabilities	985,447	933,896	744,647	736,958	522,873	443,650

Shareholders’ equity	579,061	548,769	507,417	436,145	387,902	375,574

Total liabilities and shareholders’ equity	1,564,508	1,482,665	1,252,064	1,173,103	910,775	819,224

Notes:

(1)	The “Income statement data”, “Cash flow statement data” and “Balance sheet data” as of and for the year ended December 31, 2016 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2016, for euros into U.S. dollars at €1.00 = U.S. $1.0552. See “Exchange Rate Information” for additional information.
(2)	“Number of shares” is in thousands as of the end of the year.
(3)	“Weighted average number of shares for Basic earnings per share” and “Weighted average number of shares for Diluted earnings per share” are in thousands.
(4)	Capital expenditure including intangible assets represent payments to acquire property, plant and equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.
(5)	Cash and cash equivalents exclude €3.7 million, €4.9 million, €5.3 million, €4.1 million and €5.0 million as of December 31, 2016, December 31, 2015, December 31, 2014, December 31, 2013, and December 31, 2012, respectively, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies. Restricted cash is reported under (non-)current assets.

Exchange Rate Information

We publish our financial statements in euros. The conversion of euros into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rates of euros into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of euros as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euros to U.S. dollars and from U.S. dollars to euros in this annual report were made at a rate of €1.00 to U.S. $ 1.0552, the noon buying rate in effect as of December 31, 2016. We make no representation that any euro or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euros, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets out information on exchange rates between the euro and the U.S. dollar for the periods indicated.

	Low	High
	(U.S. $ per €1.00)
Month:
September 2016	1.1158	1.1271
October 2016	1.0866	1.1212
November 2016	1.0560	1.1121
December 2016	1.0375	1.0758
January 2017	1.0416	1.0794
February 2017	1.0551	1.0802
March 2017 (through March 24, 2017)	1.0514	1.0810

	Average for Period(1)
	(U.S. $ per €1.00)
Year ended December 31,:
2012	1.2909
2013	1.3303
2014	1.3210
2015	1.1032
2016	1.1029

Source: Federal Reserve Bank of New York

Note:

(1)	Annual averages are calculated from month-end exchange rates by using the average of the exchange rates on the last day of each month during the year.

On March 24, 2017, the noon buying rate was €1.00 to U.S. $1.0806.

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

Our operating expenses primarily consist of personnel, power and property costs. Personnel and property costs cannot be easily reduced in the short term. Therefore, we are unlikely to be able to reduce significantly our expenses in response to a slowdown in demand for our services or any decrease in revenue. The terms of our leases with landlords for facilities that serve as data centers are typically for a minimum period of 10 to 15 years (excluding our extension options) and do not provide us with an early termination right, while our colocation contracts with customers are initially typically for only three to five years. As of December 31, 2016, 45% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Our personnel costs are fixed due to our contracts with our employees having set notice periods and local law limitations in relation to the termination of employment contracts. In respect of our power costs, there is a minimum level of power required to keep our data centers running irrespective of the number of customers using them so our power costs may exceed the amount of revenue derived from power. We could have higher than expected levels of unused capacity in our data centers if, among other things:

•	our existing customers’ contracts are not renewed and those customers are not replaced by new customers;

•	internet and telecommunications equipment becomes smaller and more compact in the future;

•	there is an unexpected slowdown in demand for our services; or

•	we are unable to terminate or amend our leases when we have underutilized space at a data center.

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

Our inability to utilize the capacity of newly planned or acquired data centers and data center expansions in line with our business plan would have a material adverse effect on our business, financial condition and results of operations.

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2016 we invested €250.9 million in property, plant and equipment (€242.0 million) and intangible assets (€8.9 million). In the year ended December 31, 2015 we invested €192.6 million in property, plant and equipment (€186.1 million) and intangible assets (€6.5 million). Investments in property, plant and equipment includes expansion, upgrade, maintenance and general administrative IT equipment. Investments in intangible assets include power grid rights and software development.

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

We currently hold title to the AMS3, AMS6, BRU1, CPH2, FRA8, FRA10, MRS1, PAR3, PAR5, VIE and DUB3 properties. We exercised certain purchase options and agreed to purchase the PAR7 freehold land, on which we own the PAR7 data center, and the AMS7 freehold land and properties. The PAR7 and AMS7 properties are currently reported as financial leases, and they will be reported as such until the acquisitions are completed.

We also lease space for data centers and typically begin construction before entering into contractual agreements with customers to utilize our data centers under construction. In some cases, we enter into lease agreements for data centers or begin expansions at our existing data centers without any pre-existing customer commitments to use the additional space that will be created. If we open or acquire a new data center or complete an expansion at an existing data center, we will be required to pay substantial up-front and on-going costs associated with that data center, including leasehold improvements, basic overhead costs and rental payments, regardless of whether or not we have any agreements with customers to utilize those data centers.

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

Our ability to meet the growing needs of our existing customers and to attract new customers depends on our ability to add capacity by expanding existing data centers or by locating and securing suitable sites for additional data centers that meet our specifications, such as proximity to numerous network service providers, access to a significant supply of electrical power and the ability to sustain heavy floor loading. We have reached high utilization levels at some of our data centers and therefore any increase in these locations would need to be accomplished through the lease of additional property that satisfies our requirements. Property meeting our specifications may be scarce in our target markets. If we are unable to identify and enter into leases on commercially acceptable terms on a timely basis for any reason including due to competition from other companies seeking similar sites who may have greater financial resources than us, or if we are unable to expand our space in our current data centers, our rate of growth may be substantially impaired.

Our capital expenditures, together with on-going operating expenses and obligations to service our debt, will be a drain on our cash flow and may decrease our cash balances. The capital markets in the recent past have been and may again become limited for external financing opportunities. Additional debt or equity financing, especially in the current credit-constrained climate, may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain needed debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures which could adversely affect our results of operations.

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

Our leases in France, Ireland and the United Kingdom do not contain contractual options to renew or extend those leases, and we have exhausted or may in the future exhaust such options in other leases. With respect to our operating leases in France, certain landlords may terminate our operating leases following the expiration of the original lease period (being 12 years from the commencement date), and the other leases in France may be terminated by the landlords at the end of each three-year period upon six months prior notice in the event the respective landlord wishes to carry out construction works to the building. The non-renewal of leases for our existing data center locations, or the renewal of such leases on less favorable terms, is a potentially significant risk to our on-going operations. We would incur significant costs if we were forced to vacate one of our data centers due to the high costs of relocating our own and our customers’ equipment, installing the necessary infrastructure in a new data center and, as required by most of our leases, reinstating the vacated data center to its original state. In addition, if we were forced to vacate a data center, we could lose customers that chose our services based on location. If we fail to renew any of our leases, or the renewal of any of our leases is on less favorable terms and we fail to increase revenues sufficiently to offset the higher rental costs, this could have a material adverse effect on our business, financial condition and results of operations.

Our leases may obligate us to make payments beyond our use of the property.

Our leases generally do not give us the right to terminate without penalty. Accordingly, we may incur costs under leases for data center space that is not or no longer is Revenue Generating Space. Some of our leases do not give us the right to sublet, and even if we have that right, we may not be able to sublet the space on favorable terms or at all. We have incurred moderate costs in relation to such onerous lease contracts in recent years.

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

In accordance with IFRS, we periodically monitor the remaining net book values of our investments, intangible assets and our property, plant and equipment (based on cash generating units) for indications of a material change in balance sheet carrying value, particularly indications of any impairments. It is possible that one or more data centers could begin to under-perform relative to our expectations due to changes in customer requirements or regulatory changes affecting the efficient operation of our data centers which may then also result in a non-cash impairment charge. In addition, capitalized data center development costs may also be subject to impairment due to events or changes in circumstances, such as changing market conditions or any changes in key assumptions, which result in delaying or terminating a data center development project giving rise to a non-cash impairment charge.

We face significant competition and we may not be able to compete successfully against current and future competitors.

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud-neutral colocation data center service providers, such as Equinix and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

Further, the growth of the European data center market has encouraged new, larger companies to consider entering the market, in particular those from the United States who are active in this sector. This growth and other factors have also led to increasing alliances and consolidation. For example, as a result of the acquisition of TelecityGroup by Equinix, we may be subject to increased competition and face a shift in the competitive landscape. In addition, many of these companies may have significantly greater financial, marketing and other resources than we do. Some of our competitors may be willing to, and due to greater financial resources, may be better able to adopt aggressive pricing policies, including the provision of discounted data center services as an encouragement for customers to utilize their other services. Certain of our competitors may also provide our target customers with additional benefits, including bundled communications services, and may do so in a manner that is more attractive to potential customers than obtaining space in our data centers.

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

In addition, we are susceptible to fluctuations in power costs in all of the locations in which we operate. Clients have two options with respect to power usage. They can either (i) pay in advance for power usage in “plugs” (typically included in the total cabinet price), which are contractually defined amounts of power per month, for which the customer must pay in full, regardless of how much power is actually used; or (ii) pay for their actual power usage in arrears on a metered basis. While we are contractually able to recover power cost increases from our customers, some portion of the increased costs may not be recovered or recovered in a delayed fashion based on commercial reasons and as a result, may have a negative impact on our results of operations.

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

The majority of our initial customer contracts are entered into on a fixed term basis for periods from three to five years, which, unless terminated in advance, are automatically renewed for subsequent one-year periods. See Item 4 “Information on the Company—Customer Contracts”. As of December 31, 2016, 45% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Consequently, a large part of our customer base could either terminate their contracts with us at relatively short notice, or seek to re-negotiate the pricing of such contracts downwards, which, if either were to occur, would have a material adverse effect on our business, financial condition and results of operations.

Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

As of December 31, 2016, we had €10.7 million of recognized net deferred tax assets and no unrecognized net deferred tax assets. We cannot assure you that we will generate sufficient profit in the relevant jurisdictions to utilize these deferred tax assets fully or that the tax loss availability will not expire before we have been able to fully utilize them. In addition, applicable law could change in one or more jurisdictions in which we have deferred tax assets, rendering such assets unusable. Either such event would cause us to pay taxes in greater amounts than would otherwise occur, which may have a material adverse effect on our results of operations.

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

We depend on the on-going service of our personnel and senior management team and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.

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

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition. Disruptions at one or more of our data centers, whether or not within our control, could result in service interruptions or significant equipment damage, leading to significant costs and revenue reductions. See “Risks Related to our Industry—Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business”.

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

In addition, we can provide no assurance that our IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has risen as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Any third-party intrusions, viruses, hacker attacks, information or data theft or similar threats against us and our IT systems may have a material adverse effect on our business, financial condition and results of operations.

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

Political uncertainty may impact economic conditions which could adversely affect our liquidity and financial condition.

General economic conditions and the cost and availability of capital may be adversely affected in some or all of the metropolitan areas in which we provide our services. Political uncertainty in the U.S. and in Europe may adversely affect our ability, and the ability of our customers, to replace or renew maturing liabilities on a timely basis, access capital markets to meet liquidity and capital expenditure requirements and may result in adverse effects on our business, financial condition and results of operations.

In addition, we cannot assure you that long-term disruptions in the global economy and tighter credit conditions among, and potential failures or nationalizations of, third party financial institutions as a result of such disruptions will not have an adverse effect on our lenders and our financial condition and results of operations. If the global economy and financial markets deteriorate or continue to face uncertainty, our business, results of operation, cash flows and financial condition could be adversely affected.

If we do not have sufficient cash flow to continue or expand our operations and are unable to borrow additional funds, access our existing lines of credit or raise equity or debt capital, we may need to curtail our development activity and/or to find alternative ways to increase our liquidity. Such alternatives may include, without limitation, disposing of one or more of our properties possibly on disadvantageous terms or entering into or renewing leases on less favorable terms than we otherwise would.

The United Kingdom invoking the process to withdraw from the European Union could have a negative effect on global economic conditions, financial markets and our business, which could adversely affect our results of operations.

We operate data centers across a number of markets in the European Union, including the United Kingdom. On March 29, 2017, the British Prime Minister delivered a notice to the European Council pursuant to Article 50 of the Treaty of the European Union to initiate the formal process of withdrawal from the European Union. The Article 50 notice started a two-year period for the United Kingdom to negotiate the terms of its exit from the European Union, although this period can be extended with the unanimous agreement of the European Council. The anticipated exit of the United Kingdom from the European Union has created significant uncertainty about the future relationship between the United Kingdom and the European Union.

This development has had, and may continue to have, a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates, and credit ratings may be especially subject to increased market volatility. Lack of clarity about future laws and regulations as the United Kingdom determines which

European Union laws to replace or replicate upon withdrawal could depress economic activity and restrict our access to capital in the United Kingdom. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms, barrier-free access between the United Kingdom and other European Union member states could be diminished or eliminated. This may impact our ability to freely move staff and equipment, and it may impact the cost associated with cross-border business, for example, by the re-introduction of import duties. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations.

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

We have evaluated, and expect to continue to evaluate, potential strategic combinations and acquisitions and other transactions. We may enter into transactions like these at any time, or discussions concerning such transactions, which may include combinations with other companies or businesses, acquisitions of us by third parties, including potential strategic and financial acquirers and acquisitions by us of businesses, products, services or technologies that we believe to be complementary. These potential transactions expose us to several potential risks, including:

•	the possible disruption of our on-going business and diversion of management’s attention by acquisition, transition and integration activities and/or entering into discussions that do not result in a transaction;

•	our potential inability to successfully pursue or realize some or all of the anticipated revenue opportunities associated with an acquisition or investment;

•	the possibility that we may not be able to successfully integrate acquired businesses, or businesses in which we invest, or achieve anticipated operating efficiencies or cost savings;

•	the possibility that announced acquisitions or business combinations may not be completed, due to failure to satisfy the conditions to closing or for other reasons;

•	the dilution of our existing stockholders as a result of any such transaction that involves the issuance of stock;

•	the possibility of customer dissatisfaction if we are unable to achieve levels of quality and stability on par with past practices or with respect to any business combination with a new party;

•	the possibility that additional capital expenditures may be required or that transaction expenses associated with acquisitions may be higher than anticipated;

•	the possibility that required financing to fund the requirements of a transaction may not be available on acceptable terms or at all;

•	the possibility that governmental approvals under antitrust and competition laws required to complete a transaction may not be obtained on a timely basis or at all, which could, among other things, delay or prevent the completion of a transaction, or limit the ability to realize the expected financial or strategic benefits of a transaction or have other adverse effects on our current business and operations;

•	the possibility of loss or reduction in value of acquired businesses;

•	the possibility that carriers may find it cost-prohibitive or impractical to bring fiber and networks into a new data center;

•	the possibility of litigation or other claims in connection with or as a result of a transaction including claims from terminated employees, customers, former or current stockholders or other third parties;

•	the possibility of pre-existing undisclosed liabilities, including but not limited to lease or landlord related liability, environmental or asbestos liability, for which insurance coverage may be insufficient or unavailable; and

•	the possibility there will not be sufficient customer demand to realize expected returns on these transactions.

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

Our ability to maximize revenue growth depends on our ability to develop and grow communities of interest within our target customer segments such as network providers, cloud and managed service providers, financial services, enterprises and digital media and distribution. Within each community, there are certain customers, which we consider to be magnetic customers as we believe they make it attractive to other customers to be in our data centers. Our ability to attract magnetic customers to our data centers will depend on a variety of factors, including the presence of multiple carriers, the mix of our offerings, the overall mix of customers, the presence of other magnetic customers, the data center’s operating reliability and security and our ability to effectively market our offerings. We may not be able to attract magnetic customers and therefore may be unsuccessful in the development of our communities of interest. This may hinder the development, growth and retention of customer communities of interest and adversely affect our business, financial condition and results of operations.

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

We rely heavily on our information technology and back office systems to conduct our business, including for purposes of providing customer fee quotes and maintaining accurate customer service and billings records. Difficulties with our systems may interrupt our ability to accept and deliver customer orders and impact our overall financial operations, including our accounts payable, accounts receivables, general ledger, close processes, internal financial controls, and our ability to otherwise run and track our business. We may need to expend significant attention, time and resources to correct problems or find alternative sources for performing these functions. As a result of any significant investments in on-going upgrades or any future upgrades or modifications, we may be unable to devote adequate financial and other resources to remedy any such delay or technical difficulty in an efficient manner.

Any disruption to our information technology and back office systems, whether caused by upgrade projects or otherwise, may adversely affect our business and operating results.

Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

We have a significant amount of debt and may incur additional debt to support our growth. As of December 31, 2016, our total indebtedness was approximately €735.5 million, our stockholders’ equity was €548.8 million and our cash and cash equivalents totaled €115.9 million. Our substantial amount of debt could have important consequences. For example, it could:

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

Our ability to make payments on and to refinance our debt, and to fund working capital and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors”.

We cannot assure you that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including our outstanding €625.0 million 6.00% Senior Secured Notes (the “Senior Secured Notes”), borrowings under our €75.0 million senior secured revolving facility (the “Senior Secured Revolving Facility”), or to fund our other liquidity needs. See Item 5 “Operating and Financial Review and Prospects”.

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

We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms or our debt, including the Revolving Facility, the Senior Secured Revolving Facility and the Senior Secured Notes, limit, and any future debt may limit, our ability to pursue any of these alternatives.

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

Our Revolving Facility also requires us to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis), which requires total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.00 to 1.00. In addition, the Company must ensure, under the Revolving Facility Agreement, that the guarantors represent a certain percentage of Adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under our Revolving Facility, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances or to the extent we pay such debts, we may not have sufficient cash to fund our working capital expenditure needs.

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

The Internet and telecommunications industries are characterized by rapidly changing technology, evolving industry standards and changing customer needs. Accordingly, our future success will depend, in part, on our ability to meet the challenge of these changes. Among the most important challenges that we may face are the need to:

•	continue to develop our strategic and technical expertise;

•	influence and respond to emerging industry standards and other technological changes;

•	enhance our current services; and

•	develop new services that meet changing customer needs.

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

We are subject to various environmental and health and safety laws and regulations, including those relating to the generation, storage, handling and disposal of hazardous substances and technological equipment, the maintenance of warehouse facilities and the generation and use of electricity. Certain of these laws and regulations are capable of imposing liability for the entire cost of the investigation and remediation of contaminated sites or buildings containing hazardous materials such as asbestos, without regard to fault or the lawfulness of the activity causing the contamination, on current and former owners and occupiers of real property and persons who have disposed of or released hazardous substances at any location. Compliance with these laws and regulations could impose substantial on-going compliance costs and operating restrictions on us.

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

We operate data centers and other facilities in 11 countries and as a result of our international operations, we are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. General economic, political, or social conditions in the countries in which we operate could have an adverse effect on our revenues from operations in those countries. In addition, we may be unable to obtain, renew or retain licenses or permits for our operations, data centers and other facilities for legal, environmental or regulatory reasons. For example, on October 15, 2015, a French administrative court ruled that local authorities failed to perform a sufficiently extensive study of the potential noise impact that operating the PAR7 data center could have on local residents and annulled the permit we had previously received on December 13,

2013. We appealed this ruling and submitted an application for a new permit. We obtained a new permit for our PAR7 data center from the Seine-St-Denis authorities in October 2016. Our inability to obtain, renew or retain licenses or permits for our operations, data centers and other facilities may adversely affect our business, results of operations, financial conditions or cash flows.

Risks Related to Our Ordinary Shares

The market price for our ordinary shares may continue to be volatile.

From January 1, 2016, to December 31, 2016, the closing sale price of our common stock on the New York Stock Exchange (the “NYSE”) ranged from $27.46 to $38.63 per share. The market price for our shares is likely to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

Prior to December 29, 2016, and pursuant to our articles of association, our Board of Directors (as defined herein), for a period of 18 months that lasted until December 29, 2016, had the power to (a) limit or exclude pre-emptive rights in respect of any issue and/or (b) grant rights to subscribe for ordinary shares. As of June 24, 2016, our Board of Directors, for a period of 18 months, from June 24, 2016 onwards, has the power to grant rights to subscribe for up to 3,501,301 ordinary shares for the purpose of our employee incentive schemes and to the extent any such shares are granted, they will not include pre-emptive rights for the benefit of shareholders. As a result, we may issue additional shares while excluding any pre-emptive rights. If we issue additional shares without pre-emptive rights, your ownership interests in our Company would be diluted and this in turn could have a material adverse effect on the price of our shares.

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

In addition, the rights of holders of ordinary shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company. See Item 10 “Additional Information—General”.

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

Our Nominating Committee and Compensation Committee did not historically meet the NYSE independence standard, as one member of each respective committee was not “independent” as defined under Sections 303A.04 and 303A.05 of the NYSE rules, which govern nominating/corporate governance committees and compensation committees, respectively. As of December 31, 2016, each of our Nominating Committee and Compensation Committee was comprised entirely of independent members; however because of the exemptions available to us as a foreign private issuer, we cannot assure you that we will comply with all of the NYSE corporate governance rules in the future. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers. For an overview of our corporate governance principles, see Item 16G “Corporate Governance.”

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

Our most recent evaluation of our internal controls resulted in our conclusion that, as of December 31, 2016, our internal controls over financial reporting were effective. Our ability to manage our operations and growth, and other systems upgrades designed to support our growth, will require us to develop our controls and reporting systems and implement or adopt new controls and reporting systems. If in the future our internal control over financial reporting is found to be ineffective, or if a material weakness is identified in our controls over financial reporting, our financial results may be adversely affected. Investors may also lose confidence in the reliability of our financial statements which could adversely affect our stock price.

ITEM 4: INFORMATION ON THE COMPANY

Overview

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support approximately 1,600 customers through 45 data centers in 11 countries enabling them to create value by housing, protecting and connecting their most valuable content and applications. We enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, between our customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud neutral colocation services includes space, power, cooling, connectivity, and a physically secure environment in which to house our customers’ computing, network, storage and IT infrastructures. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connect, data backup and storage.

Our headquarters are near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including Amsterdam, Frankfurt, Paris and London, Europe’s main data center markets. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 600 individual carriers and Internet service providers, 21 European Internet exchanges and all the leading global cloud platforms. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

Strategy

Target New Customers in High Growth Industry Segments to Further Develop our Communities of Interest

We categorize our customers into industry segments, and we will continue to target new and existing customers in high growth industry segments, including financial services, enterprise, digital media, cloud and IT services providers and connectivity providers. Winning new customers in these target industries enables us to expand existing, and build new, high value communities of interest within our data centers. We expect the high value and reduced cost benefits of our communities of interest to continue to attract new customers, which will lead to decreased customer acquisition costs for us. For example, customers in the digital media segment benefit from the close proximity to content delivery network providers, Internet exchanges and cloud platforms in order to create and deliver content to consumers quickly. We focus on increasing revenue from our existing customers in our target market segments as well. New revenue from our existing customers comprises a substantial portion of our new business, generating the majority of our new bookings. Our sales and marketing teams focus on proactively working with customers to identify expansion opportunities in new or existing markets.

Increase Share of Spend from Existing Customers

We focus on increasing revenue from our existing customers in our target-market segments. New revenue from our existing customers comprises a substantial portion of our new business, generating the majority of our new bookings. Our sales and marketing teams focus on proactively working with customers to identify expansion opportunities in new or existing markets.

Maintain Connectivity Leadership

We seek to increase the number of carriers in each of our data centers by expanding the presence of our existing carriers into additional data centers and targeting new carriers. We will also continue to develop our relationships with Internet exchanges and work to increase the number of Internet service providers in these exchanges. In countries where there is no significant Internet exchange, we will work with Internet service providers and other parties to create an appropriate exchange. Our sales and business development team will continue to work with our existing carriers and Internet service providers, and target new carriers and Internet service providers, to maximize their presence in our data centers, and to achieve the highest level of connectivity in each of them, with the right connectivity providers to support the requirements of each of our communities of interest.

Continue to Deliver Best-in-Class Customer Service

We will continue to provide a high level of customer service in order to maximize customer satisfaction and minimize churn. Our European Customer Service Center, which operates 24 hours a day, 365 days a year, provides continuous monitoring and troubleshooting and reduces customers’ internal support costs by giving them one-call access to full, multilingual technical support. In addition, we will continue to develop our customer tools, which include an online customer portal to provide our customers with real-time access to information. We will continue to invest in our local service delivery and assurance teams, which provide flexibility and responsiveness to customer needs.

Disciplined Expansion and Conservative Financial Management

We plan to invest in our data center capacity while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We begin new expansions only once we have identified customers and have the capital to fund the build out fully, with the goal of selling 25% of a data center’s space by the time it opens. To manage the timing and scale of our capital expenditure obligations, reduce risk and improve our return on capital, we phase our expansions with a target internal rate of return in excess of 30%. Finally, we will continue to manage our capital deployment and financial management decisions based on adhering to our target internal rate of return on new expansions and target leverage ratios. For a description of past and current capital expenditure, see Item 5 “Operating and Financial Review and Prospects”.

Our Services

We offer carrier and cloud neutral colocation data center and managed services to our customers.

Colocation

Our colocation services provide clients with the space and power to deploy IT infrastructure in world-class data centers. Through a number of redundant subsystems, including power, fiber and cooling, we are able to provide our customers with highly reliable services. Our scalable colocation services enable our customers to upgrade space, connectivity and services as their requirements evolve. Our data centers employ a wide range of physical security features, including biometric scanners, man traps, smoke detection, fire suppression systems, and secure access. Our colocation facilities include the following services:

Space

Each of our data centers houses our customers’ IT infrastructure in a highly connected facility, designed and outfitted to ensure a high level of network reliability. We provide the space and power for our clients to deploy their own IT infrastructures. Depending on their space and security needs, customers can choose individual cabinets, a secure cage or an individual room.

Power

Each of our data centers offers our customers high power availability. The majority of our data centers have redundant grid connections and, since power availability is essential to their operation, all have a power backup installation in case of outage. Generators, in combination with uninterrupted power supply or UPS systems, endeavor to ensure maximum availability. We provide a full range of output voltages and currents and offer our customers a choice of guaranteed levels of availability between 99.9% and 99.999%.

Connectivity

We provide connectivity services that enable our customers to connect their IT infrastructure to exchange traffic and access cloud platforms. These services, which offer connectivity with more than 600 telecommunications carriers and all the leading cloud providers, enable our customers to reduce costs while improving the reliability and performance associated with the exchange of Internet and cloud data traffic. Our connectivity options offer customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers, cloud platforms and some of the most important sources of IP data, content and distribution in the world.

Cross Connect

We install and manage physical connections running from our customers’ equipment to the equipment of our telecommunications carrier, Internet service providers and Internet exchange customers, as well as to other customers. Cross connects are physically secured in dedicated Meet-Me rooms. Our staff test and install cables and patches and maintain cable trays and patch panels according to industry best practice.

Managed Services

In addition to providing colocation services, we provide a number of additional managed services, including systems monitoring, systems management, engineering support services, data back-up and storage. Some managed services are only performed on an ad hoc basis, as and when requested by the customer, while others are more recurring in nature. These services are provided either directly by us, or in conjunction with third parties.

Customers

We categorize our customers into industry segments including: Digital Media and Distribution, Enterprises, Financial Services, System Integrators, Cloud Providers and Connectivity Providers. We have approximately 1,600 customers. The majority of our customers have entered into contracts with us for an initial three to five year term, which are typically renewed constantly and automatically for successive one year periods.

In the year ended December 31, 2016, 35% of our Revenue came from our top 20 customers, 26% from our top 10 customers and 13% from one customer, which is a Fortune 50 company.

The following table sets forth some of our representative customers by segment:

Digital Media	Enterprises	Financial Services
Akamai	AC Hotels	ABN Amro
Fox	Bombardier	Barclays
LBI	Clearly Gottlieb	Citigroup
Limelight Networks	eBay	London Metal Exchange
Netflix	Heidelberg Cement	Nasdaq
Perform	Merger Market	Western Union
Riot Games	Saint Gobain
Rubicon Project

Systems Integrators	Cloud Providers	Connectivity Providers
Atos	Amazon Web Services	AT&T
CapGemini	Cisco	BT
Cognizant	Cloudgermany.de	China Telecom
CSC	Digital Ocean	China Unicom
Evry	Microsoft Azure	Cogent
HP Enterprise	Oracle	Colt
IBM	Salesforce	Deutsche Telecom
NNIT	Softlayer	Hibernia
Siemens		Level 3
Tata
Telefonica
TeliaSonera
Verizon
Vodafone
Zayo

Customer service is provided locally by our in-country teams and centrally via our European Customer Service Center, which is located in London. The European Customer Service Center, which supports five European languages (Dutch, English, French, German and Spanish), is run by technical support staff, operates 24 hours a day, 365 days a year, and provides rapid and cost-effective technical and business support to all our clients. In addition to its service desk functions, the European Customer Service Center monitors and manages the performance of our data centers and takes care of network monitoring and other network operations-center functions. It arranges, as necessary, local engineering support, rapid response (out-of-hours emergency assistance), “backup and restore” and other managed services. To ensure efficient and timely support, a customer relationship management system electronically logs each issue that the European Customer Service Center is asked to address.

Customer Contracts

Our customers typically sign contracts for the provision of colocation space, together with basic service-level agreements that provide for support services and other managed services. Unless customers notify us of their intention to terminate, which is normally 90 days before the end of the contract period, contracts (a majority of which have an initial term of three to five years) renew constantly and automatically for successive one year periods. Where it is beneficial to us, however, we will seek to re-negotiate and re-sign with a customer (generally for a minimum one-year period), before the contract expires. Our contracts generally allow us the option to increase prices in accordance with each jurisdiction’s local price indices, and we are able to adjust the amount charged for power at any time, and as frequently as necessary, during the life of the contract to account for any increases in the costs we are charged for power by our suppliers or government surcharges.

Contracts for colocation services are priced on the basis of a monthly recurring fee that reflects charges for space, power used in the common parts of the data center, power “plugs”, and metered power usage, with related infrastructure and implementation costs included in an initial set-up fee. Clients have two options on power usage: (i) to pay in advance (typically included in the total cabinet price), for power usage in “plugs”, which are contractually defined amounts of power per month and for which the customer must pay in full, regardless of how much power is actually used; or (ii) to pay for their actual power usage in arrears on a metered basis. The power-plug option is usually sold in shared areas of our data centers where customers pay per cabinet. The metered power usage option is usually sold to customers that take dedicated space such as a cage, suite or private room, for which where they are charged on a per square meter basis.

Similar to our colocation services, our managed services are typically contracted on the basis of an annual (or longer where appropriate) contract and the fee generally consists of monthly recurring charges and usage based charges as appropriate. It may also include an initial set-up fee. If managed services are ad hoc, they are invoiced on completion of the service.

Each new customer contract we enter into, provides that in the event of a power outage or other equivalent service level agreement breach (for example, repeatedly crossing a temperature or humidity benchmark), the customer will receive a service credit in the form of a reduction in its next service fee payment; the credit is on a sliding scale to reflect the seriousness of the breach. Our customer contracts generally exclude liability for consequential or indirect loss suffered as a result of a service level agreement breach and for force majeure. Historically, service credit payments under our service level agreements have been minimal.

Customer Accounts

Fees are normally invoiced quarterly in advance, with the exception of metered power usage which is invoiced monthly in arrears. On new contracts, we generally require deposits, which we are able to use to cover any non-payment of invoices. If accounts are not paid on time, we ultimately seek recovery through the court system.

Sales and Marketing

Our sales and marketing teams focus on identifying and converting opportunities both for existing customers and for prospects in our target segments, to expand our customers’ space within our data center portfolio and enhance our communities of interest.

Sales

We sell our products and services through local direct sales forces, through a centralized International Accounts Team and by attending tradeshows, networking events and industry seminars. Our International Accounts Team focuses on maximizing revenues from our largest customers across our European footprint and on identifying and developing new major accounts. We use a number of indirect channel partners in the United States to secure referrals and orders from companies based outside the United States.

Marketing

Our marketing organization is responsible for identifying target customer segments, developing the value proposition that will enable us to succeed in our chosen segments, building and communicating a distinct brand, driving qualified leads into the sales pipeline and ensuring strategic alignment with key partners. Our marketing team supports our strategic priorities through the following primary objectives:

Customer Segmentation and Targeting

Our marketing organization is responsible for the identification of high-growth customer segments and associated companies therein that we wish to target in order to build the community of interest and develop our value proposition to enable success in our chosen markets. Our marketing organization is also responsible for business development of strategic accounts in each segment working with sales in order to build our communities of interest. Strategic customers when present in our data centers, attract other interested members to join the community. A company in one of our segments is considered “strategic” if its presence adds value to the community of interest by increasing the magnetism of the community. This can be achieved as a consequence of the application, data or capability that they place in our data centers or by virtue of its brand and the associated added value to Interxion and the community.

Brand Management and Positioning

This includes brand identity unification, positioning at the corporate and country levels, the development of methodology, marketing assets and brand awareness programs for all our business units.

Lead Generation

To grow our pipeline and deliver our revenue goals, we use online, direct and event marketing, targeted advertising and public relations programs and strategies to design and execute successful lead-generation campaigns that leverage telemarketing and direct sales.

Employees

As of December 31, 2016, we had a total of 600 employees (excluding contractors and interim staff), of which 359 worked in operations and support, 121 in sales and marketing and 120 in general and administrative roles. Of our employees, 431 were based in countries in which we have operations, 169 worked from our headquarters near Amsterdam our from our corporate offices in London. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees is subject to collective bargaining agreements.

Leases

We hold title to certain of our properties and lease the remainder. We exercised certain purchase options and agreed to purchase the PAR7 and AMS7 properties, which we currently report as financial leases and will continue to report as such until the acquisitions are completed. For the other leased properties in which our data centers are located, we generally seek to secure 20- to 25 year leases. Where possible, we try to mitigate long-term financial commitments by contracting for initial lease terms for a minimum period of 10 to 15 years, with the option to either (i) extend the leases for additional five-year terms, or (ii) terminate the leases upon expiration of the initial 10- to 15-year term. Our leases generally have consumer price index-based annual rent increases over the full term of the lease.

Data Center Operations

We have 45 carrier and cloud neutral colocation data centers in 13 metropolitan areas in 11 countries. These represent approximately 120,200 square meters of Maximum Equippable Space (as of December 31, 2016).

Our data centers are all located in Europe and all our revenues are generated in Europe. For more information on the geographic breakdown of our revenues, see Note 5 of our 2016 consolidated financial statements, included elsewhere herein.

We primarily select sites for our data centers based primarily on expected customer demand, availability of power and access to telecommunications fiber routes. The majority of our data centers are stand-alone structures, close to power sub-stations and telecommunication networks in light industrial areas outside city centers, rather than in residential areas where more prohibitive environmental regulations exist. Data center design and development is a highly complex process. Construction requires extensive planning and must navigate regulatory procedures which can vary by jurisdiction. We have developed extensive technical experience in building data centers in Europe and are well-positioned to bring new data centers to market rapidly to meet customer demand.

The key characteristics of our data centers are as follows:

Country	Location	Ready for service Quarter	Maximum Equippable Space as of December 31, 2016
			Square meters
Austria	Vienna-1	Third Quarter, 2000	4,700
Austria(1)	Vienna-2	Fourth Quarter, 2014	6,200
Belgium	Brussels	Third Quarter, 2000	5,100
Denmark	Copenhagen-1	Third Quarter, 2000	3,800
Denmark(2)	Copenhagen-2	Second Quarter, 2016	800
France	Marseille	Third Quarter, 2014	6,400
France	Paris-1	First Quarter, 2000	1,400
France(3)	Paris-2	Third Quarter, 2001	2,900
France(3)	Paris-3	Third Quarter, 2007	1,900
France	Paris-4	Third Quarter, 2007	1,300
France(3)	Paris-5	Fourth Quarter, 2009	4,000
France(3)	Paris-6	Third Quarter, 2009	1,300
France(4)	Paris-7	Second Quarter, 2012	5,200
Germany	Dusseldorf-1	Second Quarter, 2000	3,300
Germany	Dusseldorf-2	Fourth Quarter, 2015	1,200
Germany	Frankfurt-1	First Quarter, 1999	500
Germany	Frankfurt-2	Fourth Quarter, 1999	1,100
Germany	Frankfurt-3	First Quarter, 2000	2,200
Germany	Frankfurt-4	First Quarter, 2001	1,400
Germany	Frankfurt-5	Third Quarter, 2008	1,700
Germany	Frankfurt-6	Second Quarter, 2010	2,200
Germany	Frankfurt-7	First Quarter, 2012	1,500
Germany	Frankfurt-8	Second Quarter, 2014	3,700
Germany	Frankfurt-9	First Quarter, 2014	800
Germany(5)	Frankfurt-10	First Quarter, 2016	4,800
Ireland	Dublin-1	Second Quarter, 2001	1,100
Ireland	Dublin-2	First Quarter, 2010	2,300
Ireland(6)	Dublin-3	Fourth Quarter, 2016	1,200
The Netherlands	Amsterdam- 1	First Quarter, 1998	600
The Netherlands(7)	Amsterdam- 2	First Quarter, 1999	—
The Netherlands	Amsterdam- 3	Fourth Quarter, 1999	3,000
The Netherlands(8)	Amsterdam- 4	Fourth Quarter, 2000	—
The Netherlands	Amsterdam- 5	Fourth Quarter, 2008	4,300
The Netherlands	Amsterdam- 6	Third Quarter, 2012	4,400
The Netherlands	Amsterdam- 7	First Quarter, 2014	7,600
The Netherlands(9)	Amsterdam- 8	Fourth Quarter, 2016	1,500
Spain	Madrid-1	Third Quarter, 2000	4,000
Spain	Madrid-2	Fourth Quarter, 2012	1,700
Sweden	Stockholm-1	Third Quarter, 2000	1,900
Sweden(10)	Stockholm-2	Second Quarter, 2013	1,200
Sweden	Stockholm-3	Third Quarter, 2014	900
Sweden	Stockholm-4	Second Quarter, 2015	1,100
Switzerland	Zurich	Fourth Quarter, 2000	7,100
UK	London-1	Third Quarter, 2000	5,400
UK	London-2	Third Quarter, 2012	1,500

Total			120,200

Notes:

(1)	Vienna-2 Maximum Equippable Space increased by 400 square meters as a result of a new expansion (VIE2.6 - Stage 1, September 2016).
(2)	Copenhagen-2 Maximum Equippable Space increased by 800 square meters as a result of new expansions (CPH2.1.1 - April 2016, CPH2.2.1 Stage 1 - December 2016).

(3)	Paris-2-3-5-6 Maximum Equippable Space decreased in total by 400 square meters as a result of re-measuring of the data centers (100sqm/data center - January 2016).
(4)	Paris-7 Maximum Equippable Space increased by 500 square meters as a result of a new expansion (PAR7.2A - November 2016).
(5)	Frankfurt-10 Maximum Equippable Space increased by 4,800 square meters as a result of new expansions (FRA10.1 - January 2016, FRA10.2 - April 2016, FRA10.3,10.4 - September 2016).
(6)	Dublin-3 Maximum Equippable Space increased by 1,200 square meters as a result of a new expansion (DUB3.1, 3.2 - December 2016).
(7)	Amsterdam-2 Maximum Equippable Space decreased by 700 square meters, due to closing the facility in 2016.
(8)	Amsterdam-4 Maximum Equippable Space is included in the Maximum Equippable Space of Amsterdam-1.
(9)	Amsterdam-8 Maximum Equippable Space increased by 1,500 square meters as a result of a new expansion (AMS8.1.1 - November 2016).
(10)	Stockholm-2 Maximum Equippable Space increased by 200 square meters as a result of new expansion (STO2.3 - April 2016).

Seasonality

The Company’s operations are not significantly exposed to seasonality.

Competition

We compete directly with all providers of data center services including in-house and outsourced data centers. Our chief competitors among each of the types of competition are listed below.

Carrier and Cloud Neutral Colocation Data Centers

Carrier and cloud neutral colocation data centers in Europe include Equinix and Telehouse.

Wholesale Data Centers

Competitor wholesale data center providers include Digital Realty Trust and Global Switch.

Carrier-Operated Data Centers

Carriers that operate their own data centers in Europe include AT&T, BT, Cable & Wireless, Colt, Verizon, Level 3 and Deutsche Telekom, among others.

IT Outsourcers and Managed Services Provider Data Centers

IT outsourcers and managed services providers in Europe include HP, IBM, Rackspace and Sungard.

See Item 3 “Key Information—Risk Factors—We face significant competition and we may not be able to compete successfully against current and future competitors”.

Litigation

We have not been party to any legal proceedings, governmental or arbitration proceedings during the 12 months preceding the date of this annual report which may have, or have in the recent past had, a significant effect on our financial position.

Regulation

Although we are not subject to any financial regulations (such as outsourcing requirements, MiFID or Basel II), our financial services customers commonly are. In their contracts with us, these financial services customers impose access, audit and inspection rights to those parts of our data centers that contain their equipment to enable them to satisfy their regulatory requirements.

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

Once registered for Phase 2, participants have to monitor and report their annual supplies of electricity and gas and then surrender “allowances” equal to the quantity of carbon dioxide emissions associated with that annual CRC Scheme consumption before the end of October. One allowance must be surrendered for each ton of carbon dioxide emitted. Allowances can be bought or traded and participants must submit an annual report on their CRC energy supplies by the end of July each year. The allowance price in the April 2015 “forecast sale” for 2015/2016 was £15.60 per ton of carbon dioxide and was £16.90 per ton in the “buy to comply” sale in June 2016. The allowance price for 2016/17 is £16.10 per ton in the April 2016 “forecast sale” and should be £17.20 per ton in the “buy to comply” sale in June 2017. Through the annual report publication, the UK Environmental Agency also publishes information on the basis of participants’ annual reports including details the participants submitted when they registered for the CRC Scheme. The potential impacts of the CRC Scheme on our data centers in the UK include the costs of improving energy efficiency in order to reduce electricity consumption and the costs of allowances and administration in complying with the CRC Scheme.

Climate Change Agreements (“CCAs”) are voluntary agreements between the UK Government and energy-intensive sectors that allow a discount from the UK climate change levy (a tax added to electricity and fuel bills) in return for companies meeting carbon saving targets. Data center businesses that provide colocation space (both wholesale and retail) have been eligible for CCAs since July 2014, when the data center sector association, techUK, signed an umbrella agreement with the UK Environmental Agency. From April 1, 2013, participants are entitled to a 90% reduction on the electricity climate change levy and a 65% reduction for other fuels if they agree to and meet their CCA targets. We signed a CCA in February 2015. In December 2016, the UK government confirmed that the buy-out price for 2017/18 and 2019/20 will increase broadly in line with RPI to £14 per ton of carbon dioxide emissions, and also that data centers (added as a new sector to the CCA scheme in 2014) will not be subject to a detailed target review.

Within this CCA framework, the CRC Scheme provides that an electricity or gas supply consumed for the purpose of operating a participating CCA facility will not qualify as an energy supply that requires surrender of carbon dioxide allowance under the CRC Scheme. While we now face costs associated with meeting the target in our CCA, the CCA has reduced our expenditure on CRC Scheme allowances and enables us to qualify for the reduced UK climate change levy (“CCL”) rate under Part IV of Schedule 6 to the Finance Act 2000 (as amended).

Changes to the UK environmental regulations are expected in the future. The UK government consulted on reforming business energy efficiency taxation in autumn 2015. HM Treasury published its response to that consultation in March 2016 and announced that it will close the CRC Scheme following the 2018-2019 compliance year, with no purchase of allowances required to cover emissions for energy supplied from April 2019. The last CRC report should therefore be submitted by the end of July 2019 and the last surrender of allowances for emissions from energy supplied in the 2018-2019 compliance year should occur by the end of October 2019. The UK government is expected to consult this year on a new, simplified energy and carbon reporting framework for introduction by April 2019. The main rates of the CCL will increase from April 2019, but the UK government will keep the existing CCA eligibility criteria in place through at least 2023 and will increase the CCL discount available to CCA participants from April 2019 to ensure that they pay no more than a Retail Price Index level increase. We will continue to analyze all proposed changes fully and will prepare to comply with any new requirement and/or legal obligations.

Pursuant to Article 8(4-6) of the Energy Efficiency Directive 2012 (aiming to encourage investment in energy efficiency improvements, as part of the European Union’s aim to reduce primary energy consumption by 20% by 2020), European Member States are obliged to ensure that undertakings that meet certain thresholds on the number of employees, annual balance sheet total and annual turnover qualify as specified in Energy Efficiency Directive 2012 carry out energy audits. The directive requires the audits to be carried out at least every four years, and set a first compliance deadline of December 5, 2015. The directive allows alternatives to the audit, such as ISO 50001 certification. If a qualifying undertaking does not comply with its obligations under national legislation, the relevant compliance body may issue sanctions (for example, in the UK, the regulator can issue an enforcement notice and seek civil penalties). Costs associated with ESOS include the costs of the ESOS assessments and the voluntary costs of implementing any energy efficiency measures identified.

We meet the qualification thresholds in the UK, Germany, France, Denmark, Sweden and The Netherlands.

In Germany, in accordance with national legislation, we are exempt from performing an energy efficiency audit due to our ISO 50001 certification. The audits for France, Denmark, Sweden, the UK and The Netherlands have been performed and filed with the relevant authorities.

As an operator of data centers, which act as content and connectivity hubs that facilitate the storage, sharing and distribution of data, content and media for customers, we have in place an Acceptable Use Policy, which applies to all our customers that use Internet connectivity services provided by us and which requires our customers to respect all legislation pertaining to the use of Internet services, including email.

We are subject to telecommunications regulation in the various European jurisdictions in which we presently operate, most notably the EU Regulatory Framework. Under these regulations, we are not required to obtain licenses for the provision of our services. We may, however, be required to notify the national telecommunications regulator in certain European jurisdictions about these services. We have made the necessary notifications for such jurisdictions.

By operating data centers, we will process personal data under the EU Data Protection Directive (95/46/EC). This is implemented through adoption in local legislation of the EU member states. We are subject to this legislation in most European jurisdictions as processors and controllers in the meaning of this Directive. This may impose obligations on us, such as an obligation to take reasonable steps to protect that information.

Insurance

We have in place what we consider to be reasonable insurance coverage against the type of risks usually insured by companies carrying on the same or similar types of business as ours in the markets in which we operate. Our insurance broadly falls under the following four categories: professional indemnity, general third party liability, directors and officers liability and property damage insurance and business interruption insurance.

Our History and Organizational Structure

European Telecom Exchange BV was incorporated on April 6, 1998. After being renamed InterXion Holding B.V. on June 12, 1998, it was converted into InterXion Holding N.V. on January 11, 2000. For further information on the history and development of the Company, see Item 10 “Additional Information—General”. From inception onwards, we have grown our colocation business organically. Since 2001, we have developed our geographic footprint in 13 cities where we have established data center campuses. The only changes to our geographic footprint have been very recent – we added Marseille in 2014 and left Hilversum at the end of 2014. Following the industry downturn that began in 2001 as a result of a sharp decline in demand for Internet-based businesses, we restructured within our geographic base to refocus on a broader and more stable customer base. We have since focused on shifting our customer base from primarily emerging Internet companies and carriers to a wide variety of established businesses that seek to house their IT infrastructure.

Our subsidiaries perform various tasks, such as servicing our clients, operating our data centers, customers support, and providing management, sales and marketing support to the Group. The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our subsidiaries:

Entity	Country of incorporation	Ownership %	Activity
InterXion HeadQuarters B.V.	The Netherlands	100%	Management
Interxion Europe Ltd	United Kingdom	100%	Management
InterXion Operational B.V.	The Netherlands	100%	Management/Holding
InterXion Participation 1 B.V.	The Netherlands	100%	Holding
InterXion Nederland B.V.	The Netherlands	100%	Provision of co-location services
InterXion Datacenters B.V.	The Netherlands	100%	Data center sales & marketing
InterXion Real Estate Holding B.V.	The Netherlands	100%	Real estate management/Holding
InterXion Real Estate I B.V.	The Netherlands	100%	Real estate
InterXion Real Estate IV B.V.	The Netherlands	100%	Real estate
InterXion Real Estate V B.V.	The Netherlands	100%	Real estate
InterXion Real Estate X B.V.	The Netherlands	100%	Real estate

Entity	Country of incorporation	Ownership %	Activity
InterXion Österreich GmbH	Austria	100%	Provision of co-location services
InterXion Real Estate VII GmbH	Austria	100%	Real estate
InterXion Belgium N.V.	Belgium	100%	Provision of co-location services
InterXion Real Estate IX NV.	Belgium	100%	Real estate
InterXion Danmark ApS	Denmark	100%	Provision of co-location services
InterXion Real Estate VI ApS.	Denmark	100%	Real estate
Interxion France SAS	France	100%	Provision of co-location services
Interxion Real Estate II SARL	France	100%	Real estate
Interxion Real Estate III SARL	France	100%	Real estate
Interxion Real Estate XI SARL	France	100%	Real estate
InterXion Deutschland GmbH	Germany	100%	Provision of co-location services
InterXion Ireland DAC	Ireland	100%	Provision of co-location services
Interxion España SA	Spain	100%	Provision of co-location services
InterXion Sverige AB	Sweden	100%	Provision of co-location services
InterXion (Schweiz) AG	Switzerland	100%	Provision of co-location services
InterXion Real Estate VIII AG.	Switzerland	100%	Real estate
InterXion Carrier Hotel Ltd.	United Kingdom	100%	Provision of co-location services

CT Corporation acts as our agent in the United States. It is located at 111 Eight Avenue, 13th Floor, New York, New York 10011, United States.

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with the audited consolidated financial statements and notes thereto and with the financial information presented in Item 18 “Financial Statements” included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in “—Liquidity and Capital Resources” below and Item 3 “Key Information—Risk Factors” above. All forward-looking statements in this annual report are based on information available to us as of the date of this annual report and we assume no obligation to update any such forward-looking statements.

Overview

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support approximately 1,600 customers through 45 data centers in 11 countries enabling them to create value by housing, protecting and connecting their most valuable content and applications. We enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, between our customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud neutral colocation services includes space, power, cooling, connectivity, and a physically secure environment in which to house our customers’ computing, network, storage and IT infrastructures. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connect, data backup and storage.

Our headquarters are near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including Amsterdam, Frankfurt, Paris and London, Europe’s main data center markets. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 600 individual carriers and Internet service providers, 21 European Internet exchanges and all the leading global cloud platforms. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

Growth in Internet traffic, cloud computing and the use of customer-facing hosted applications are driving significant demand for high quality carrier and cloud neutral colocation data center services. This demand results from the need for either more space or more power, or both. These needs, in turn, are driven by, among other factors, decreased cost of Internet access, increased broadband penetration, increased usage of high-bandwidth content, increased number of wireless access points and the growing availability of Internet and network-based applications. If the global economy’s recovery stalls or is reversed, global IP traffic may grow at a reduced rate, which could lead to a slowdown in the increase in demand for our services.

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

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud neutral colocation data center service providers, such as Equinix and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

Key Aspects of Our Financial Model

We offer carrier and cloud neutral colocation services to our customers. Our revenues are mostly recurring in nature and in the last several years, Recurring Revenue has consistently represented more than 90% of our total revenue. Our contracted Recurring Revenue model together with low levels of Average Monthly Churn provide significant predictability of future revenue.

Revenue

We generally enter into contracts with our customers for initial terms of three to five years, with annual price escalators and automatic one-year renewals after the end of the initial term. Our customer contracts provide for a fixed monthly recurring fee for our colocation, managed services and, in the case of cabinets, fixed amounts of power pre-purchased at a fixed price. These fees are billed monthly, quarterly or bi-annually in advance, together with fees for other services such as the provision of metered power (based on a price per kilowatt hour actually consumed), billed monthly in arrears, or fees for services such as remote hands and eyes support, billed on an as-incurred basis.

The following table presents our future committed revenues expected to be generated from our fixed term customer contracts as of December 31, 2016, 2015 and 2014.

	2016	2015	2014
Within 1 year	296,600	275,400	253,100
Between 1 to 5 years	434,900	353,600	343,500
After 5 years	52,700	76,700	90,700

Total	784,200	705,700	687,300

Revenues are recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable taking into account any discounts or volume rebates.

The Group reviews transactions for separately identifiable components of revenue and if necessary applies individual recognition treatment, in which case revenues are allocated to separately identifiable components based on their relative fair values.

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

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of December 31, 2016, we employed 600 employees: 359 in operations and support; 121 in sales and marketing; and 120 in general and administrative roles. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also enables us to leverage existing personnel within a data center campus.

In 2016, 2015 and 2014, we invested resources in sales and marketing personnel to engage with our existing and potential customers on an industry basis. This has enabled us to establish closer relationships with our customers thereby enabling us to understand and anticipate their needs and to forecast demand, helping us plan the scope and timing of our expansion activities.

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

The unit price we pay for our energy also has an impact on our energy costs. We generally enter into contracts with local utility companies to purchase energy at fixed prices for periods of one or two years. Within substantially all of our customer contracts, we have the right to adjust at any time the price we charge for our power services to enable us to recover increases in the unit price we pay.

We currently hold title to the AMS3, AMS6, BRU1, CPH2, FRA8, FRA10, MRS1, PAR3, PAR5, VIE and DUB3 properties. We exercised certain purchase options and agreed to purchase the PAR7 freehold land on which we own the PAR7 data center, and the AMS7 freehold land and properties. The PAR7 and AMS7 properties are currently reported as financial leases, and they continue to be reported as such until the acquisitions are completed.

For the other leased properties on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us either to (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10- to 15-year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease.

Larger increases in our property costs occur when we bring new data centers into service. This also has the effect of temporarily reducing our overall Utilization Rate while the utilization of the new data center increases as we sell to customers.

In addition, we enter into annual maintenance contracts with our major plant and equipment suppliers. This cost increases as new maintenance contracts are entered into in support of new data center operations.

Operating Leverage

As a result of the relatively fixed nature of our costs, we generally experience margin expansion as our Utilization Rate at existing data centers increases. Our margins and the rate of margin expansion will vary based upon the scope and scale of our capacity expansions, which affects our overall Utilization Rate.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-IFRS measures. We believe EBITDA and Adjusted EBITDA provide useful supplemental information to investors regarding our on-going operational performance because these measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure based businesses. EBITDA and Adjusted EBITDA are also relevant measures used in the financial covenants of our €100.0 million revolving credit facility and our 6.00% Senior Secured Notes due 2020.

Other companies may present EBITDA and Adjusted EBITDA differently than we do. These measures are not measures of financial performance under IFRS. None of these measures should not be considered as an alternative to operating income or as a measure of liquidity, or as an alternative to net income as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortization and impairment of assets.

We define Adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, which are recognized as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to terminated and unused data center sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed and which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

For a reconciliation of EBITDA and Adjusted EBITDA to Operating income and Net income, see “—Results of operations” and “—EBITDA and Adjusted EBITDA”. EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This program, closely matched to both customer demand and available capital resources, has since continued. We do not commit to a phase of an expansion or construction of a data center unless we have cash and committed capital available to complete the phase. Since 2006, we have raised debt capital to fund our expansion program, which has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs. We refinanced the Company’s debt in February 2010, when we issued €200.0 million of 9.5% Senior Secured Notes, primarily used to repay existing debt, and a further tap offering of €60.0 million in November 2010. In 2013, we issued €325.0 million of 6.0% Senior Secured Notes. The proceeds were used to purchase, redeem and discharge the €260.0 million of 9.5% Senior Secured Notes, pay fees and expenses incurred in connection with the refinancing, and for other general corporate purposes. In April 2014, we improved our funding to support growth by issuing €150.0 million of 6.00% Senior Secured Notes. This additional financing, combined with a €9.2 million mortgage for our BRU1 data center secured in 2014, was used to repay amounts drawn under our Revolving Facility and to fund further expansion projects. In December 2015, we secured a new €15.0 million mortgage for our FRA8 and FRA10 property, which will be used for further expansion projects. In addition, in 2016 we issued an additional €150.0 million of 6.00% Senior Secured Notes due 2020 and secured a €14.6 million mortgage on our VIE property.

In the year ended December 31, 2016, our net finance expense was €36.3 million, which primarily consisted of interest expense of €36.6 million, foreign currency exchange losses of €0.8 million, €0.8 million premium received in connection with the issuance and sale of the additional €150.0 million 6.00% Senior Secured Notes due 2020, and profit of €0.3 million in connection with the sale of a financial asset. For the full year 2015, our net finance expense primarily consisted of interest expense of €29.0 million, which primarily consisted of interest expense of €32.3 million, profit from sale of a financial asset of €2.3 million and foreign currency exchange gains of €0.9 million. For the full year 2014, our net finance expense primarily consisted of interest expense of €26.3 million, refinancing expenses of €0.6 million and interest income of €0.9 million. The increase in net finance expense for the year ended December 31, 2016, was due primarily to the interest expense on the issuance and sale of the additional €150.0 million 6.00% Senior Secured Notes due 2020 which we issued in April 2016, additional mortgages and the profit on the sale of our investment in iStreamPlanet 2015 which was presented in the Net Finance Expense, partly offset by an adjustment of a financial lease obligation in France. We capitalized €3.5 million of borrowing costs in connection with the construction of new data center space in the year ended December 31, 2016, €2.6 million in the year ended December 31, 2015, and €3.6 million in the year ended December 31, 2014.

We discuss our capital expenditure, including intangible assets and our capital expansion program below in “Liquidity and Capital Resources”.

Income Tax Expense

Since inception, we generated significant tax loss carry forwards in all our jurisdictions. In 2006, we became taxable income positive and began offsetting our tax loss carry forwards against taxable profits. As of December 31, 2016, we have recognized all our tax loss carry forwards. We expect the cash tax rate to trend up over the next two or three years towards underlying effective tax rate levels.

Segment Reporting

We report our financials in two segments, which we have determined based on our management and internal reporting structure: the first is France, Germany, The Netherlands and UK and the second is the Rest of Europe, which comprises our operations in Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are presented as “Corporate and Other” and mainly comprise general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases, as further explained below) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities. Segment capital expenditure, and intangible assets is the total cost directly attributable to a segment incurred during the period to acquire property, plant and equipment.

Results of operations

Operating results for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,	Year ended December 31,
	2016(1)	2016	2015	2014
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Revenues	445,071	421,788	386,560	340,624
Cost of sales	(171,542)	(162,568)	(151,613)	(139,075)

Gross profit	273,529	259,220	234,947	201,549

Other income
M&A transaction break fee income	—	—	20,923	—
Income from sub-leases on unused data center sites	100	95	365	271
(Increase)/decrease in provision for site restoration	251	238	—	—

Other income	351	333	21,288	271

Sales and marketing costs	(31,594)	(29,941)	(28,217)	(24,551)
General and administrative costs
Depreciation, amortization and impairments	(94,794)	(89,835)	(78,229)	(62,177)
Share-based payments	(6,693)	(6,343)	(7,161)	(6,576)
Increase/(decrease) in provision for onerous lease contracts	—	—	184	805
M&A transaction costs	(2,564)	(2,429)	(11,845)	(325)
Other general and administrative costs	(40,522)	(38,403)	(35,454)	(30,611)

General and administrative costs	(144,573)	(137,010)	(132,505)	(98,884)

Operating income	97,713	92,602	95,513	78,385

Net finance expense	(38,271)	(36,269)	(29,022)	(27,876)

Profit before taxation	59,442	56,333	66,491	50,509

Income tax (expense)/income	(17,358)	(16,450)	(17,925)	(15,449)

Net income	42,084	39,883	48,566	35,060

Basic earnings per share	0.60	0.57	0.70	0.51

Adjusted EBITDA(2)	201,413	190,876	171,276	146,387

Operating results as a percentage of revenues for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
Revenues	100%	100%	100%
Cost of sales	(39%)	(39%)	(41%)

Gross profit	61%	61%	59%

Other income
M&A transaction break fee income	0%	5%	0%
Income from sub-leases on unused data center sites	0%	0%	0%

Other income	0%	5%	0%

Sales and marketing costs	(7%)	(7%)	(7%)
General and administrative costs
Depreciation, amortization and impairments	(21%)	(20%)	(18%)
Share-based payments	(2%)	(2%)	(2%)
(Increase)/decrease in provision for onerous lease contracts	0%	0%	0%
M&A transaction costs	(1%)	(3%)	(0%)
Other general and administrative costs	(9%)	(9%)	(9%)

General and administrative costs	(32%)	(34%)	(29%)

Operating income	22%	25%	23%

Net finance expense	(9%)	(8%)	(8%)

Profit before taxation	13%	17%	15%

Income tax (expense)/income	(4%)	(5%)	(5%)

Net profit	9%	13%	10%

Adjusted EBITDA(2)	45%	44%	43%

Notes:

(1)	The operating results for the year ended December 31, 2016, have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2016, and for euro into U.S. dollars of €1.00 = U.S. 1.0552. See Item 3 “Key Information—Exchange Rate Information” for additional information.
(2)	We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted for share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”), and adjustments related to terminated and unused data center sites. In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. See “Introduction—Non-IFRS Measures”, “—Key Aspects of Our Financial Model—EBITDA and Adjusted EBITDA” and “—EBITDA and Adjusted EBITDA” for a more detailed description.

Reconciliation of Net income to EBITDA and EBITDA to Adjusted EBITDA, for the periods indicated:

	Year Ended December 31,	Year Ended December 31,
	2016*	2016	2015	2014
	(U.S. $’000)	(€’000)
Other financial data
Net income	42,084	39,883	48,566	35,060
Income tax (expense)/income	17,358	16,450	17,925	15,449

Profit before taxation	59,442	56,333	66,491	50,509
Net finance expense	38,271	36,269	29,022	27,876

Operating income	97,713	92,602	95,513	78,385
Depreciation, amortization and impairments	94,794	89,835	78,229	62,177

EBITDA	192,507	182,437	173,742	140,562

Share-based payments	6,693	6,343	7,161	6,576
(Increase)/decrease in provision for onerous lease contracts(a)	—	—	(184)	(805)
M&A transaction break fee income	—	—	(20,923)	—
M&A transaction costs	2,564	2,429	11,845	325
Income from sub-leases on unused data center sites	(100)	(95)	(365)	(271)
Increase/(decrease) in provision for site restoration	(251)	(238)	—	—

Adjusted EBITDA*	201,413	190,876	171,276	146,387

Notes:

*	References are to the footnotes above.
(a)	“(Increase)/decrease in provision for onerous lease contracts” does not reflect the income from subleases on unused data center sites.

Some of our key performance indicators as of the dates indicated:

	As of December 31,
	2016	2015	2014
Equipped Space(1) (square meters)	110,800	101,200	93,500
Utilization Rate(2) (%)	79%	78%	76%

Notes:

(1)	Equipped Space is the amount of data center space that, on the date indicated, is equipped and either sold or could be sold, without making any additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold because the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet, among others, fire regulations or customer requirements, and necessitates the introduction of common space, such as corridors, which cannot be sold to individual customers.
(2)	Utilization Rate is, on the relevant date, Revenue Generating Space as a percentage of Equipped Space; some Equipped Space is not fully utilized due to customers’ specific requirements on the layout of their equipment. In practice, therefore, Utilization Rate may not reach 100%.

Years Ended December 31, 2016 and 2015

Revenue

Revenue for the years ended December 31, 2016 and 2015:

	Year ended December 31,				Change
	2016	%	2015	%	€	%
	(€’000, except percentages)
Recurring Revenue	399,958	95	365,175	94	34,783	10
Non-Recurring Revenue	21,830	5	21,385	6	445	2

Revenue	421,788	100	386,560	100	35,228	9

Revenue increased to €421.8 million for the year ended December 31, 2016, from €386.6 million for the year ended December 31, 2015, an increase of 9%. Recurring Revenue increased by 10% and non-Recurring Revenue was 5% of total revenue for the year ended December 31, 2016, and 6% of total revenue for the year ended December 31, 2015. The period–over-period growth in Recurring Revenue was primarily the result of an increase of approximately 8,100 square meters in Revenue Generating Space as a result of sales both to existing and new customers in all our regions.

Cost of Sales

Cost of sales increased to €162.6 million for the year ended December 31, 2016, from €151.6 million for the year ended December 31, 2015, an increase of 7%. Cost of sales was 39% of revenue for each of the years ended December 31, 2016, and 2015. The increase in cost of sales related to our overall revenue growth and data center expansion projects, including (i) an increase of €5.8 million in energy usage costs, (ii) an increase of €2.1 million in maintenance costs, and (iii) an increase of €2.1 million in costs for operation and support personnel commensurate with growth. Equipped Space increased by approximately 9,600 square meters during the year ended December 31, 2016, as a result of expansions to existing data centers in Dusseldorf, Frankfurt, Marseille, Paris, Stockholm and Vienna, and to the construction of new data centers in Amsterdam, Copenhagen, Dublin and Frankfurt. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Other Income

Other income represents income that we do not consider part of our core business. It includes transaction break-fee income, income from the subleases on unused data center sites, and any increase/(decrease) in provisions for site restoration.

Sales and Marketing Costs

Our sales and marketing costs increased to €29.9 million for the year ended December 31, 2016, from €28.2 million for the year ended December 31, 2015, an increase of 6%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2016, and 2015.

The increase in sales and marketing costs was primarily a result of increased compensation and related costs as a result of increases in employee headcount and marketing expenses associated with our continued strategy to invest in our industry-focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, share-based payments, increase/(decrease) in provision for onerous lease contracts and other general and administrative costs.

Depreciation, amortization and impairments increased to €89.8 million for the year ended December 31, 2016, from €78.2 million for the year ended December 31, 2015, an increase of 15%. Depreciation, amortization and impairments was 21% of revenue for the year ended December 31, 2016, and 20% for the year ended December 31, 2015. The increase was a result of new data centers and data center expansions.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2016, we recorded share-based payments of €6.3 million, a decrease of 11% from the year ended December 31, 2015. In determining Adjusted EBITDA we also add back increase/(decrease) in provision for onerous lease contracts and the changes in the provision for site restoration. Finally, we also add back M&A transaction related costs and income, which included €2.4 million of expenses in 2016 and €9.1 million of income in 2015.

Other general and administrative costs increased to €38.4 million for the year ended December 31, 2016, from €35.5 million for the year ended December 31, 2015, an increase of 8%. Other general and administrative costs were 9% of revenue for the years ended December 31, 2016 and December 31, 2015. The increase in the other general and administrative costs was due to an increase in the costs for professional advisory services, insurance and an increase in salaries associated with a larger headcount and higher external hires.

Net Finance Expense

Net finance expense increased to €36.3 million for the year ended December 31, 2016 from €29.0 million for the year ended December 31, 2015, an increase of 25%. Net finance expense was 9% of revenue for the year ended December 31, 2016 and 8% of revenue for the year ended December 31, 2015. The increase in net finance expense for the year ended December 31, 2016, was primarily due to the impact of the issuance in April 2016 of the €150.0 million 6.00% Senior Secured Notes due 2020, additional mortgage financing for our VIE property, and a new finance lease for our AMS8 data center. In addition, the net finance expense in 2015 was positively affected by the profit from the sale of our iStream shares, amounting to €2.3 million. In the year ended December 31, 2016, we capitalized €3.5 million of borrowing costs during the period of construction of new data center space, compared with €2.6 million in the year ended December 31, 2015.

Income Taxes

Income tax expense was €16.4 million for the year ended December 31, 2016, compared with €17.9 million for the year ended December 31, 2015. The decrease in income tax expense was primarily a result of a decrease in profit before tax in 2016 due to the net impact of M&A transaction costs and M&A break fee-related income in 2015, but was partly offset by the shift in profits from countries with a lower tax rate to countries with a higher tax rate. The effective income tax rate of 29% in the year ended December 31, 2016, compared with 27% for the year ended December 31, 2015, was affected by the shift in profits from countries with a lower tax rate to countries with a higher tax rate and the recognition of previously unrecognized tax losses.

We recorded current tax expenses of €11.4 million for the year ended December 31, 2016, and €9.2 million for the year ended December 31, 2015. We recorded a deferred tax expense of €5.0 million for the year ended December 31, 2016, and a deferred tax expense of €8.8 million for the year ended December 31, 2015. Deferred tax is charged for the annual movements in temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The increase in current tax expenses is mainly due to the increased contribution from profits in countries with low tax rates to countries with high tax rates. The decrease in deferred tax expenses was mainly due to the use of previously unrecognized tax losses, and the revaluation of deferred tax positions due to the change in certain tax rates.

Years Ended December 31, 2015 and 2014

Revenue

Our revenue for the years ended December 31, 2015 and 2014:

	Year ended December 31,				Change
	2015	%	2014	%	€	%
	(€’000, except percentages)
Recurring Revenue	365,175	94	319,184	94	45,991	14
Non-Recurring Revenue	21,385	6	21,440	6	(55)	(0)

Revenue	386,560	100	340,624	100	45,936	13

Revenue increased to €386.6 million for the year ended December 31, 2015, from €340.6 million for the year ended December 31, 2014, an increase of 13%. Recurring Revenue increased by 14% and non-Recurring Revenue remained stable at 6% of total revenues from the year ended December 31, 2014, to the year ended December 31, 2015. The period over period growth in Recurring Revenue was primarily the result of an increase of approximately 8,100 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all our regions.

Cost of Sales

Cost of sales increased to €151.6 million for the year ended December 31, 2015, from €139.1 million for the year ended December 31, 2014, an increase of 9%. Cost of sales was 39% of revenue for the year ended December 31, 2015 and 41% for the year ended December 31, 2014. The increase in cost of sales related to our overall revenue growth and data center expansion projects, including (i) an increase of €5.9 million in energy usage costs and (ii) an increase of €3.5 million higher cost for operation and support personnel commensurate with growth. Equipped Space increased by approximately 7,700 square meters during the year ended December 31, 2015 as a result of expansions to existing data centers in Amsterdam, Vienna, Madrid, Marseille and Zurich, the construction of new data centers in Stockholm and Dusseldorf, and the closure of Hilversum. We expect cost of sales as a percentage of revenue to decrease as we increase utilization at our existing facilities. This decrease may be offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Other Income

Other income represents income that we do not consider to be part of our core business. It includes transaction break fee income and income from the subleases on unused data center sites.

Sales and Marketing Costs

Our sales and marketing costs increased to €28.2 million for the year ended December 31, 2015, from €24.6 million for the year ended December 31, 2014, an increase of 15%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2015 and 2014.

The increase in sales and marketing costs was primarily a result of increased compensation and related costs as a result of increases in employee headcount and marketing expenses associated with our continued strategy to invest in our industry-focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, share-based payments, increase/(decrease) in provision for onerous lease contracts and other general and administrative costs.

Depreciation, amortization and impairments increased to €78.2 million for the year ended December 31, 2015, from €62.2 million for the year ended December 31, 2014, an increase of 26%. Depreciation, amortization and impairments was 20% of revenue for the year ended December 31, 2015, and 18% for the year ended December 31, 2014. The increase was a result of new data centers and data center expansions.

In determining Adjusted EBITDA, we add back share-based payments. For the year ended December 31, 2015, we recorded share-based payments of €7.2 million, an increase of 9% from the year ended December 31, 2014. The increase was primarily due to new grants of options, restricted shares and performance shares in 2015. In determining Adjusted EBITDA, we also add back increase/(decrease) in provision for onerous lease contracts. Following our annual review of the provision for onerous lease contracts, the Company decreased the provision by €0.2 million in 2015, while in 2014 the provision was decreased by €0.8 million. Finally, we also add back M&A transaction related costs and income, which included €9.1 million of income in 2015 and €0.3 million of expenses in 2014.

Other general and administrative costs increased to €35.5 million for the year ended December 31, 2015, from €30.6 million for the year ended December 31, 2014, an increase of 16%. Other general and administrative costs were 9% of revenue for the years ended December 31, 2015 and December 31, 2014. The increase in the other general and administrative costs was due both to an increase of compensation costs principally resulting from an increase in salaries associated with an increased headcount and higher external hires and to an increase in the costs for professional advisory services.

Net Finance Expense

Net finance expense increased to €29.0 million for the year ended December 31, 2015 from €27.9 million for the year ended December 31, 2014, an increase of 4%. Net finance expense was 8% of revenue for the years ended December 31, 2015, and December 31, 2014. The increase in net finance expense for the year ended December 31, 2015 was due primarily the result of the full year impact of the €150.0 million Additional Notes issued in April 2014 and lower capitalization of borrowing costs during the period of construction of new data center space. In the year ended December 31, 2015 we capitalized €2.6 million compared with €3.6 million in the year ended December 31, 2014. In addition, the net finance expense is impacted by the gain on the sale of our financial asset in 2015, amounting to €2.3 million.

Income Taxes

Income tax expense was €17.9 million for the year ended December 31, 2015 compared with €15.4 million for the year ended December 31, 2014. The increase in income tax expense was primarily due to an increase in profit before tax in 2015 as a result of the net impact of M&A transaction costs and M&A break fee related income, which was taxable in The Netherlands, our country of domicile, at 25%. The effective income tax rate of 27% in the year ended December 31, 2015, compared with 31% for the year ended December 31, 2014, was, in addition to the aforementioned net impact of M&A transaction costs and M&A break fee related income which was taxable in our country of domicile, positively affected by the recognition of previously unrecognized tax losses and the profit mix.

We recorded current tax expenses of €9.2 million for the year ended December 31, 2015 and €8.9 million for the year ended December 31, 2014. We recorded a deferred tax expense of €8.8 million for the year ended December 31, 2015, and a deferred tax expense of €6.5 million for the year ended December 31, 2014. Deferred tax is charged for the annual movements in temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The main item triggering the increase in deferred tax expenses was the net impact of M&A transaction costs and M&A break fee related income in The Netherlands, where we had unrealized tax losses available.

Liquidity and Capital Resources

As of December 31, 2016, our total indebtedness consisted of (i) €625.0 million 6.00% Senior Secured Notes due 2020, (ii) other debt and finance lease obligations totaling €51.7 million and (iii) mortgages totaling €54.4 million. The borrowing requirements of the Company are not subject to significant seasonality. Under our Revolving Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for our mortgages. Our PAR3, PAR5, BRU1, AMS3, AMS6, FRA8/FRA10 and VIE mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 195 to 275 basis points. The interest rates on the mortgages secured by our PAR3 and PAR5 properties have been swapped to a fixed rate for approximately 75% of the principal outstanding amounts for a period of ten years.

As of December 31, 2016, the interest payable under the Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points per annum, (ii) any Danish kroner amounts drawn would be at the rate of CIBOR plus 350 basis points per annum, (iii) any Swedish Krona amounts drawn would be at the rate of STIBOR plus 350 basis points per annum and (iv) other applicable currencies, including GBP, amounts drawn at the rate of LIBOR plus 350 basis points per annum. The Revolving Facility was undrawn as of December 31, 2016.

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2016, we invested €250.9 million in property, plant and equipment (€242.0 million) and intangible assets (€8.9 million), of which €228.8 million was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. In the year ended December 31, 2015, we invested €192.6 million in property, plant and equipment (€186.1 million), and intangible assets (€6.5 million), of which €175.7 million was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. In the year ended December 31, 2014 we invested €216.3 million in property, plant and equipment (€213.0 million) and intangible assets (€3.3 million), of which €198.7 million, including acquisition of MRS1 data center (€8.0 million), was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. Although in any one year the amount of maintenance and replacement capital expenditure may vary, we expect that long-term such expenses will be between 4% and 6% of total revenue.

As of December 31, 2016, we had €115.9 million of cash and cash equivalents. A limited amount of the Company’s total cash balance may be subject to certain restrictions in select countries and cannot be repatriated without a tax implication. The amount of cash that cannot be repatriated without a tax implication is negligible to the total liquidity of our business.

As of December 31, 2016, our €100.0 million Revolving Facility remained undrawn.

Our policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. We monitor the return on capital. See Note 21 to our 2016 consolidated financial statements “Financial instruments” for more details about capital management.

Sources and Uses of Cash

	Year ended December 31,
	2016	2015	2014
	(€’000)
Cash generated from operations	183,388	169,388	135,418
Net cash flows from/(used in) operating activities	139,397	127,070	104,418
Net cash flows from/(used in) investing activities	(251,400)	(187,505)	(219,135)
Net cash flows from/(used in) financing activities	173,959	18,190	167,628

Net cash flows from/(used in) operating activities

The increase in net cash flows from operating activities in the year ended December 31, 2016, compared to the year ended December 31, 2015, was primarily due to our improved operating performance and improved net working capital movements. In addition, the operating cash flow in 2015 was affected by the €9.1 million net impact of M&A transaction break-fee income and M&A transaction cost. The increase in net cash flows from operating activities in the year ended December 31, 2015, compared with the year ended December 31, 2014, was primarily a result of our improved operating performance.

Net cash flows from/(used in) investing activities

The increase in net cash flow used in investing activities in the year ended December 31, 2016, compared with the year ended December 31, 2015, was primarily a result of higher investments in data center assets in 2016. Capital expenditure in the year ended December 31, 2016, primarily related to the addition and expansion of data centers in Frankfurt, Amsterdam, Paris, Dublin, Vienna and Marseille. The decrease in net cash flows used in investing activities in the year ended December 31, 2015, compared with the year ended December 31, 2014, was primarily due to lower investments in data center assets in 2015, partially offset by €3.1 million of cash proceeds from the sale of a financial asset. Capital expenditure in the year ended December 31, 2015, primarily related to the addition and expansion of data centers in Amsterdam, Marseille, Vienna, Frankfurt and Stockholm.

Net cash flows from /(used in) financing activities

Net cash flows from financing activities during the year ended December 31, 2016, were principally the result of €155.3 million in net proceeds from the offering of the additional €150.0 million 6.00% Senior Secured Notes due 2020 and €14.6 million in gross proceeds drawn under the new mortgage on our VIE property. Net cash flows from financing activities during the year ended December 31, 2015, were principally the result of the €14.9 million proceeds from the new mortgage on our FRA8 and FRA10 data centers, which we drew in December 2015, and €5.7 million proceeds from the exercises of stock options under our Equity-based incentive plan. This was partially offset by repayments on mortgages in The Netherlands, France and Belgium. Net cash flows from financing activities during the year ended December 31, 2014, were principally the result of €157.9 million in net proceeds from the offering of the Additional Notes due 2020 and €9.2 million in gross proceeds drawn under the new mortgage on our BRU1 property.

We anticipate that cash flows from operating activities and available credit from our Revolving Facility will be sufficient to meet our operating requirements on a short-term (12 month) and long-term basis, including repayment of the current portion as of December 31, 2016, of our debt as it becomes due, and to complete our publicly announced expansion projects.

The Company assesses its capital raising and refinancing needs on an on-going basis and may enter into additional credit facilities and seek to issue equity and/or debt securities in the domestic and international capital markets if market conditions are favorable. Also, depending on market conditions, the Company may elect to repurchase portions of its debt securities in the open market, pursuant to the redemption provisions in the applicable indenture or otherwise.

Optional Redemption of the Senior Secured Notes

At any time on or after July 15, 2016, and before maturity, upon not less than 10 and not more than 60 days’ notice, we may redeem all or part of the Senior Secured Notes. These redemptions will be in amounts of €100,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set forth below.

Year	Redemption price
2016	104.500%
2017	103.000%
2018	101.500%
2019 and thereafter	100.000%

Any optional redemption or notice thereof may, at our discretion, be subject to one or more conditions precedent.

Redemption Upon Changes in Withholding Taxes

We may, at our option, redeem the Notes, in whole but not in part, at any time upon giving not less than 10 and not more than 60 days’ notice to the Holders, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, if any, to the redemption date and all Additional Amounts, if any, then due and which will become due on the date of redemption as a result of the redemption or otherwise, if we determine in good faith that we or any guarantor is or, on the next date on which any amount would be payable in respect of the Notes, would be obliged to pay Additional Amounts which are more than a de minimis amount in respect of the Notes or the Guarantees pursuant to the terms and conditions thereof, which we or any guarantor cannot avoid by the use of reasonable measures available to it (including making payment through a paying agent located in another jurisdiction), as a result of:

(a)	any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of any relevant taxing jurisdiction affecting taxation, which becomes effective on or after the date of the Indenture or, if the relevant taxing jurisdiction has changed since the date of the Indenture, on or after the date on which the then current relevant taxing jurisdiction became the relevant taxing jurisdiction under the Indenture; or

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

The Notes also contain standard change of control provisions, which require the Company to make an offer to each holder of Notes to purchase such holder’s Notes in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, upon the occurrence of a change of control (as defined in the indenture for the Notes).

Definitions:

“Additional Amounts” means amounts the Issuer or Guarantor, as the case may be, shall pay as may be necessary so that the net amount received by each Holder of the Notes (including Additional Amounts) after withholding or deduction on account of any such taxes from any payment made under or with respect to the Notes shall be not less than the amount that such Holder would have received if such taxes had not been required to be withheld or deducted.

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

“Indenture” means the indenture dated as of July 3, 2013, among InterXion Holding N.V., as Issuer, InterXion Belgium N.V., InterXion Danmark ApS, InterXion Carrier Hotel Limited, InterXion Österreich GmbH, InterXion Datacenters B.V., InterXion Deutschland GmbH, Interxion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland DAC, InterXion Nederland B.V. and InterXion Operational B.V., as initial guarantors, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC, as security trustee, as may be amended or supplemented from time to time.

“Issuer” means InterXion Holding N.V.

“Notes” means the €625.0 million 6.00% Senior Secured Notesdue 2020, including Additional Notes issued under the Indenture.

Restrictive Covenants Under Certain Financing Agreements

The Revolving Facility Agreement between, among others, the Company as original borrower, the Lenders and Barclays Bank PLC as agent and security trustee, provides for the €100.0 million Revolving Facility.

Revolving Facility

Failure to comply with the financial covenants in our €100.0 million Revolving Facility Agreement would result in an event of default, which may cause all amounts outstanding under the facility to become immediately due and payable. Acceleration of such outstanding amounts under the facility may lead to an event of default under the indenture governing our €625.0 million 6.00% Senior Secured Notes. Failure to satisfy the financial covenants in the indenture would result in our inability to incur additional debt under certain circumstances.

The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt and/or guarantees;

•	enter into transactions other than at arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorized by the Revolving Facility Agreement;

•	sell certain kinds of assets;

•	enter into any sale and leaseback transactions;

•	make certain investments or other types of restricted payments;

•	substantially change the nature of the Company or the Group’s business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

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

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2016, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

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

The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 2016, the Company was in compliance with all covenants in the Indenture.

EBITDA and Adjusted EBITDA

EBITDA for the years ended December 31, 2016, December 31, 2015, and December 31, 2014, was €182.4 million, €173.7 million and €140.6 million, respectively, representing 43%, 45% and 41% of revenue, respectively. Adjusted EBITDA for the years ended December 31, 2016, December 31, 2015, and December 31, 2014, was €190.9 million, €171.3 million and €146.4 million respectively, representing 45%, 44% and 43% of revenue, respectively.

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions, and adjustments related to terminated and unused data center sites. See “Introduction—Non-IFRS Financial Measures” for a more detailed description. EBITDA and Adjusted EBITDA are non-IFRS measures. We believe EBITDA and Adjusted EBITDA provide useful supplemental information to investors regarding our on-going operational performance because these measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure based businesses. EBITDA and Adjusted EBITDA are also relevant measures used in the financial covenants of our €100.0 million revolving facility and our 6.00% Senior Secured Notes due 2020. Other companies may present EBITDA and Adjusted EBITDA differently than we do. These measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Contractual Obligations and Off-Balance Sheet Arrangements

We lease a majority of our data centers and certain equipment under non-cancellable lease agreements. The following represents our debt maturities, financings, leases and other contractual commitments as of December 31, 2016:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(€’000)
Long-term debt obligations(1)	835,792	49,637	87,501	678,979	19,675
Capital (finance) lease obligations(2)	75,394	4,346	26,648	5,256	39,144
Operating lease obligations (3)	318,125	28,698	59,300	58,814	171,313
Energy purchase commitments	60,100	39,100	21,000	—	—
Other contractual purchase commitments	40,643	22,227	2,881	2,000	13,535
Capital purchase commitments	114,131	114,131	—	—	—

Total	1,444,185	258,139	197,330	745,049	243,667

Notes:

(1)	Long-term debt obligations include the Senior Secured Notes, mortgages, loans from suppliers and/or landlords, including interest related thereto.
(2)	Capital (finance) lease obligations include future interest payments.
(3)	Operating lease obligations include the lease of property and equipment.

We entered into 16 irrevocable bank guarantees totaling €4.6 million with ABN AMRO Bank, Royal Bank of Scotland, La Caixa and Frankfurter Sparkasse. These bank guarantees were primarily provided in lieu of cash deposits for lease contracts and either automatically renew in successive one-year periods or, in each case, remain in effect until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is included in other (non-)current assets and other current assets on our statement of financial position. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of December 31, 2016, we were contractually committed for €114.1 million of unaccrued capital expenditure, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers before making them available to customers for installation. This amount, which is expected to be paid in 2017, is reflected in the table above as “Capital purchase commitments”.

We have other non-capital purchase commitments in place as of December 31, 2016, such as commitments to purchase power in select locations, through the year 2017 and beyond, for a total amount of €60.1 million. In addition, we have committed to purchase goods or services to be delivered or provided during 2017 and beyond. Such other purchase commitments as of December 31, 2016, which totaled €19.4 million, are also reflected in the table above as “Other contractual purchase commitments”.

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditure consistent with our disciplined expansion and conservative financial management in our various data center expansion projects during 2017 in order to complete the work needed to open these data centers. Such non-contractual capital expenditure is not reflected in the table above.

On January 18, 2013, the Group entered into a €10.0 million financing agreement, consisting of two loans that are secured by mortgages on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl, a pledge on the rights under the intergroup lease agreements between Interxion Real Estate II Sarl and Interxion Real Estate III Sarl, as lessors, and Interxion France SAS, as lessee, and are guaranteed by Interxion France SAS. The principal amounts of the mortgage loans are required to be repaid in quarterly installments collectively amounting to €167,000 commencing April 18, 2013. The mortgage loans have a maturity of 15 years and a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The mortgage loan agreement requires the interest rate to be fixed for a minimum of 40% of the principal outstanding amount for a minimum of six years. In April 2013, the interest rate was fixed for approximately 75% of the principal outstanding amount for a period of ten years.

On June 26, 2013, the Group entered into a €6.0 million mortgage financing. The mortgage loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the rights under the intergroup lease agreement between Interxion Real Estate V B.V., as lessor, and Interxion Nederland B.V., as lessee. The repayment of principal under this mortgage loan is required to be repaid in annual installments of €0.4 million commencing May 1, 2014, and a final repayment of €4.4 million due on May 1, 2018. The mortgage loan agreement includes a variable interest rate based on EURIBOR plus 275 basis points. The mortgage loan contains a minimum debt service capacity ratio of 1:1 based on the operations of Interxion Real Estate V B.V.

On April 1, 2014, the Group completed a €9.2 million mortgage financing with respect to its data center in Belgium. The facility is guaranteed by Interxion Real Estate Holding B.V. and is secured by (i) a mortgage on the data center property in Belgium, which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, and (ii) a pledge over the lease agreement. The facility has a maturity of 15 years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly installments of €153,330 of which the first quarterly installment was paid on July 31, 2014, and a final repayment of €153,330 due on April 30, 2029. This mortgage does not contain any financial maintenance covenants.

On October 13, 2015, the Group completed a €15.0 million mortgage financing with respect to certain property in Germany. The facility is secured by a mortgage on the real estate property (FRA8 and FRA10) in Germany, which is owned by Interxion Real Estate I B.V., and a pledge over the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual installments of €1.0 million of which the first quarterly installment is due on September 30, 2016, and a final repayment of €11.0 million which is due on September 30, 2020.

On April 8, 2016, the Group entered a €14.6 million financing facility guaranteed by Interxion Real Estate I B.V. which is secured by (i) a mortgage on and (ii) a pledge on the lease agreement for the data center property in Vienna, Austria (acquired by Interxion Real Estate VII GmbH in January 2015). The facility has a maturity of 14 years and nine months, and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is due in 177 monthly instalments, increasing from €76,000 to €91,750. The first monthly instalment of €76,000 was paid on April 30, 2016, and a final repayment of €91,750 is due on December 31, 2030.

On November 7, 2016, the Group entered into a conditional agreement to acquire 100% of the shares of Vancis B.V., for a purchase consideration of approximately €78.0 million. This transaction closed in February 2017. See note note 27 of our consolidated financial statements for more details about this transaction.

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

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Judgments, estimates and assumptions applied by management in preparing the financial statements are based on circumstances as of December 31, 2016, and based on Interxion operating as a stand-alone company.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below.

Property, Plant and Equipment Depreciation

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on our best estimates of future prices, output and costs and is therefore subjective. In addition, the valuation of some of the assets under construction requires judgments, which are related to the probability of signing lease contracts and obtaining planning permits.

Intangible Fixed Assets Amortization

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and fair value compared with net book value. The calculation of estimated future cash flows is based on our best estimates of future prices, output and costs and is therefore subjective.

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

Provision for Onerous Lease Contracts

Provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, in arriving at the amount of future losses management has taken account of the contracted rental income to be received over the minimum sublease term. Currently, the provision for onerous lease contracts principally relates to two unused data center sites in Germany: one in Munich, which was terminated in March 2016, and one in Dusseldorf, terminated in August 2016.

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

Share-based Payments

Equity-settled share-based payments are issued to certain employees under the terms of the long term incentive plans. The charges related to equity-settled share-based payments and options to purchase ordinary shares, are measured at fair value at the date of grant. The fair value at the grant date is determined using the Black Scholes model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Company’s share price at the date of the grant.

Senior Secured Notes due 2020

The Senior Secured Notes due 2020 are valued at amortized costs. The Senior Secured Notes due 2020 indenture includes optional redemption provisions, which allow us to redeem the Notes before their stated maturity. As part of the initial measurement of the amortized cost value of the Senior Secured Notes due 2020, we have assumed that the Notes will be held to maturity. If we redeem all or part of the Notes before their stated maturity, the liability will be re-measured based on the original effective interest rate. The difference between the liability of excluding a change in assumed early redemption and the liability compared with including a change in assumed early redemption, will be reflected in our profit and loss.

New Standards and Interpretations not yet Adopted

The new standards, amendments to standards and interpretations listed below are available for early adoption in the annual period beginning January 1, 2016, although they are not mandatory until a later period. The Group has decided not to adopt these new standards or interpretations until a later date.

Effective date	New standard or amendments
Deferred indefinitely	Amendments to IFRS 10 and IAS 28: Sale or contribution of assets between an investor and its associate or joint venture
January 1, 2017	Amendments to IAS 12: Recognition of deferred tax assets for unrealized losses
January 1, 2017	Amendments to IAS 7: Disclosure initiative
January 1, 2018	IFRS 15 – Revenue from contract with customer
January 1, 2018	IFRS 9 – Financial instruments
January 1, 2018	Amendments to IFRS 2: Classification and measurement of share-based payment transactions
January 1, 2019	IFRS 16 – Leases

IFRS 15 – Revenue from Contracts with Customers

In 2014, the International Accounting Standards Board (IASB) introduced new accounting principles (IFRS 15) for the recognition of revenue from contracts with customers. IFRS 15 specifies how and when revenue is recognized together with enhanced disclosure requirements. IFRS 15 replaces existing revenue recognition standards: IAS 11 Construction Contracts and IAS 18 Revenue, and a number of revenue-related interpretations.

See Note 3 of our 2016 consolidated financial statements “New standards and interpretations not yet adopted” for the preliminary conclusions on the impact of IFRS 15.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases, which requires most leases to be recognized on-balance for lessees, thereby eliminating the distinction between operating and finance leases. IFRS 16 replaces IAS 17 – Leases and related interpretations. See Note 3 of our 2016 consolidated financial statements “New standards and interpretations not yet adopted” for more details about IFRS 16.

IFRS 16 must be adopted for periods beginning on or after January 1, 2019, with earlier adoption being permitted if the abovementioned IFRS 15 has also been adopted. As of December 31, 2016, the European Commission had not endorsed this standard. The Company has not decided whether or not to early adopt IFRS 16.

The Company has not yet assessed the impact of the aforementioned new standards and interpretations, but is expecting a significant impact in respect of the assets and liabilities that will need to be recognized for its operating leases for land and buildings, among others.

In this respect, the Company identified more than €300 million of off-balance operating lease obligations for operating lease obligations (undiscounted) as of December 31, 2016. See note 23 of our 2016 consolidated financial statements for further information.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Introduction

We have a one-tier board structure (“Board of Directors” or the “Board”) composed of directors with the title “Executive Directors” and directors with the title “Non-Executive Directors” (together with the Executive Directors, the “Directors”). The majority of our Directors are independent as required by the NYSE.

Senior Management and Board of Directors

Names, positions and ages of the members of our Senior Management and our Directors:

Name	Age	Position(2)	Term Expiration Date(1)
David Ruberg	71	President, Chief Executive Officer, Vice-Chairman and Executive Director	2019
M.V. “Josh” Joshi	49	Chief Financial Officer
Giuliano Di Vitantonio	49	Chief Marketing and Strategy Officer
Jaap Camman	50	Senior Vice President, Legal
Jan Pieter Anten	44	Senior Vice President, Human Resources
Adriaan Oosthoek	48	Senior Vice President, Operations and ICT
Frank Esser	58	Non-Executive Director	2017
Mark Heraghty	53	Non-Executive Director	2017
Jean F.H.P. Mandeville	57	Chairman and Non-Executive Director	2019
Rob Ruijter	65	Non-Executive Director	2018

Notes:

(1)	The term of office expires at the Annual General Meeting of Shareholders held in the year indicated.
(2)	All our Directors except our Chief Executive Officer, David Ruberg, are independent.

The business address of all members of our Senior Management and of our Directors is at our registered offices located at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.

In connection with our entry into the Implementation Agreement, certain members of our Senior Management and our Directors entered into Irrevocable Undertaking Agreements, as further described in Item 7 “Major Shareholders and Related Party Transactions—Irrevocable Undertaking Agreements”. The principal functions and experience of each of the members of our Senior Management and our Directors are set out below:

David Ruberg, President, Chief Executive Officer, Vice-Chairman and Executive Director

Mr. Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice-Chairman of the Board of Directors when it became a one-tier board in 2011. Mr. Ruberg served as Chairman of the Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. He was affiliated with Baker Capital, a private equity firm from January 2002 to October 2007. From April 1993 to October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, contributing to the development of operating systems and computer languages. He holds a Bachelor’s Degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan.

M.V. “Josh” Joshi, Chief Financial Officer

Mr. Joshi joined us as Chief Financial Officer in August 2007. From June 2006 to December 2006 he was CFO of Leisure and Gaming plc, an online gaming and gambling business, and from April 2003 to May 2006 he was CFO of Telecity plc, a pan-European carrier and cloud neutral data center business, both publicly traded companies on the London Stock Exchange. He was one of the founders and CFO of private-equity-backed Storm Telecommunications Limited, a U.S. and pan-European data and network service provider. In his early career, Mr. Joshi spent eight years in professional practice, predominantly with Arthur Andersen. He holds a Bachelor’s Degree in Civil Engineering from Imperial College, London and is a Chartered Accountant.

Giuliano Di Vitantonio, Chief Marketing and Strategy Officer

Mr. Di Vitantonio joined Interxion in January 2015 and is responsible for our market and product strategies, including product management, product marketing, segment strategy and business development. He joined from Cisco Systems, where he held the position of Vice President Marketing, Data Center & Cloud.

Mr. Di Vitantonio has more than 20 years’ experience in the IT industry, including 17 years at Hewlett-Packard, where he held a broad range of positions in R&D, strategy, consulting, business development and marketing. His areas of expertise include IT management software, enterprise applications, data center infrastructure and business intelligence solutions. He has a Master’s Degree in EE/Telecommunications from the University of Bologna and an MBA from the London Business School.

Jaap Camman, Senior Vice President, Legal

Mr. Camman is responsible for all legal and corporate affairs across the Group. He joined us in November 1999 as Manager Legal and has been our Executive Vice President Legal since July 2002. Before joining us, he worked for the Dutch Government from February 1994 to October 1999. His latest position was Deputy Head of the Insurance Division within The Netherlands Ministry of Finance. Mr. Camman holds a Law Degree from Utrecht University.

Jan-Pieter Anten, Vice President, Human Resources

Mr. Anten joined us as Vice President Human Resources in October 2011. Before joining us, he worked for Hay Group, a global management consulting firm, as Director International Strategic Clients Europe, where he led major accounts within the European market. Before that, he held the position of Vice President Human Resources at Synthon, an international organization with worldwide affiliates. He previously worked for Hay Group as a Senior Consultant. Mr. Anten holds a degree from the University of Utrecht.

Adriaan Oosthoek, Senior Vice President, Operations and ICT

Mr. Oosthoek has held senior management positions in the IT and Telecom industry for a number of years. Until 2015 he was responsible for operating Interxion’s UK business. Before joining Interxion, he was the Executive Vice President at Colt, responsible for its global Data Center footprint. Before joining Colt, he spent 11 years at Telecity Group plc, the last seven years as the Managing Director of the UK & Ireland operation for Telecity Group plc where he significantly grew the business. Preceding his tenure in the UK, he ran the Dutch operation of data center operator, Redbus Interhouse, and was a founder and Managing Director of the Dutch subsidiary of Teles AG, a Berlin-headquartered provider of telecoms and data com products.

He studied Information Sciences at the University of Applied Sciences in The Hague and holds marketing certificates NIMA A and NIMA B from The Netherlands Institute of Marketing. In addition to his formal roles, Mr. Oosthoek is also Chairman of the Board of Governors of the Data Centre Alliance, a European industry association for the data center industry.

Frank Esser, Non-Executive Director

Mr. Esser serves on our Board of Directors, to which he was appointed in June 2014. Since 2000, he has held various positions with the French telecom operator SFR, where, from 2002 to 2012, he was President and CEO. From 2005 to 2012, he was a member of the Board of Vivendi Management. Before that he was a Senior Vice President of Mannesmann International Operations until 2000. Mr. Esser serves on the board of Dalensys S.A. and Swisscom AG. Until September 2016 he also served on the board of AVG N.V. Mr. Esser is a Business Administration graduate from Cologne University and he holds a Doctorate in Business Administration from the Cologne University.

Mark Heraghty, Non-Executive Director

Mr. Heraghty serves on our Board of Directors, to which he was appointed in June 2014. His most recent executive role was as Managing Director of Virgin Media Business. In December 2016, he was appointed as Non-Executive Chairman of John Henry Group Ltd. From 2006 to 2009, he was President EMEA for Reliance Globalcom with regional responsibility for the former FLAG Telecom and Vanco businesses which Reliance acquired. From 2000 to 2003, he was the CEO Europe for Cable & Wireless. Mr. Heraghty graduated from Trinity College Dublin with a degree in Mechanical Engineering (1985) and holds an MBA from Warwick University (1992).

Jean F.H.P. Mandeville, Chairman and Non-Executive Director

Mr. Mandeville serves on our Board of Directors, to which he was appointed in January 2011. Since June 8, 2015, Mr. Mandeville has served as the Chairman of the Board. From October 2008 to December 2010, he served as Chief Financial Officer and Board member of MACH S.à.r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd. from February 2005 to September 2008. Mr. Mandeville joined Global Crossing in February 2005, where he was responsible for all of its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. From 1992 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia Pacific from June 1999 to July 2000 and General Manager, Special Projects from January 1998 to July 1999. He was a Senior Consultant with Coopers & Lybrand, Belgium from 1989 to 1992. Mr. Mandeville graduated from the University Saint-Ignatius Antwerp with a Masters in Applied Economics in 1982 and a Special degree in Sea Law in 1985.

Rob Ruijter, Non-Executive Director

Mr. Ruijter serves on our Board of Directors, to which he was appointed in November 2014. He was the Chief Financial Officer of KLM Royal Dutch Airlines from 2001 until its merger with Air France in 2004, and Chief Financial Officer of VNU N.V. (a publicly listed marketing and publishing company now the Nielsen company), between 2004 and 2007. In 2009 and 2010 he served as the CFO of ASM International N.V. (a publicly listed manufacturer of electronic components), and in 2013 as the interim CEO of Vion Food Group N.V.

Mr. Ruijter currently serves on the Supervisory Board and as Chairman of the Audit Committee of Wavin N.V. (a piping manufacturer). He is a non-executive director of Inmarsat Plc and the Chairman of its Audit Committee. He also serves as the Chairman of the Supervisory Board of Delta Lloyd N.V. and as a member of the Remuneration Committee, the Audit Committee, the Compensation Committee and the Risk Committee of that company. Mr. Ruijter is a Certified Public Accountant in the United States and in The Netherlands and a member of the ACT in the UK.

Board Powers and Function

Our Board is responsible for the overall conduct of our business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of The Netherlands and our Articles of Association. In all its dealings, our Board is guided by the interests of our Group as a whole, including but not limited to our shareholders. Our Board has the final responsibility for the management, direction and performance of us and of our Group. Our Executive Director is responsible for the day-to-day management of the Company. Our Non-Executive Directors supervise the Executive Director and our general affairs and provide general advice to the Executive Director.

Our CEO is the general manager of our business, subject to the control of the Board, and is entrusted with all the Board’s powers, authorities and discretions (including the power to sub-delegate), delegated by a resolution of the full Board from time to time. Matters expressly delegated to the CEO are validly resolved by the CEO, and no further resolutions, approvals or other involvement of the Board is required. Our Board may also delegate authorities to its committees. Upon any such delegation, the Board supervises the execution of its responsibilities by the CEO and/or the Board committees. It remains ultimately responsible for the fulfillment of its duties by them.

Our Articles of Association provide that in the event that there is a conflict of interest with one or more Directors, we may still be represented by the Board or an Executive Director. In the event of a conflict of interest, however, our General Meeting of Shareholders has the power to designate one or more other persons to represent us. Under Dutch law, a Director is prohibited from participating in any Board discussion or decision-making pertaining to a subject in which such director has a conflict of interest.

Board Meetings and Decisions

All resolutions of the Board are adopted by an absolute majority of votes cast in a meeting at which at least the majority of the Directors are present or represented. A member of the Board may authorize another member of the Board to represent him/her at the Board meeting and vote on his/her behalf. Each Director is entitled to one vote (provided that, for the avoidance of doubt, a member representing one or more absent members of the Board by written power of attorney will be entitled to cast the vote of each such absent member) therein the event of a tie, the Chairman has the casting vote.

The Board meets as often as it deems necessary or appropriate or upon the request of any of its members. The Board has adopted rules, which contain additional requirements for its decision-making process, the convening of meetings and, through separate resolution by the Board, details on the assignment of duties and a division of responsibilities between Executive Directors and Non-Executive Directors. The Board has appointed one of the Directors as Chairman and one of the Directors as Vice-Chairman of the Board. The Board is assisted by a Corporate Secretary, who may be a member of the Board or the Senior Management and is appointed by the Board.

Composition of the Board

The majority of the Directors are independent as required by the NYSE.

Our Board consists of a minimum of one Executive Director and a minimum of three Non-Executive Directors, provided that our Board is composed of a maximum of seven members. The number of Executive Directors and Non-Executive Directors is determined by our General Meeting of Shareholders, provided that the majority of the Board must consist of Non-Executive Directors. Only natural persons can be Non-Executive Directors. The Executive Directors and Non-Executive Directors as such are appointed by the General Meeting of Shareholders, provided that the Board is classified, with respect to the term for which each member will severally be appointed and serve as member, into three classes, as nearly equal in number as is reasonably possible.

The class I Directors serve for a term expiring at the Annual General Meeting of Shareholders in 2017, the class II Directors serve for a term expiring at the Annual General Meeting of Shareholders in 2018 and the class III Directors serve for a term expiring at the Annual General Meeting of Shareholders in 2019. At each Annual General Meeting of Shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding Annual General Meeting of Shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

The Board has nomination rights with respect to the appointment of a Director. Any nomination by the Board may consist of one or more candidates per vacant seat. If a nomination consists of two or more candidates, it is binding and the appointment to the vacant seat concerned will be from the persons placed on the binding list of candidates and will be effected through election. Notwithstanding the foregoing, our General Meeting of Shareholders may, at all times, by a resolution passed with a two-thirds majority of the votes cast representing more than half of our issued and outstanding capital, resolve that such list of candidates will not be binding.

Directors may be suspended or removed at any time by our General Meeting of Shareholders. A resolution to suspend or remove a Director must be adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of our issued and outstanding share capital. Executive Directors may also be suspended by the Board.

Directors’ Insurance and Indemnification

To attract and retain qualified and talented persons to serve as members of our Board or our Senior Management, we currently provide, and expect to continue to provide, such persons with protection through a directors’ and officers’ insurance policy. Under this policy, any of our past, present or future Directors and members of our Senior Management will be insured against any claim made against any one of them for any wrongful act in their respective capacities.

Under our Articles of Association, we are required to indemnify each current and former member of the Board who was or is involved, in that capacity, as a party to any actions or proceedings, against all conceivable financial loss or harm suffered in connection with those actions or proceedings, unless it is ultimately determined by a court having jurisdiction that the damage was caused by intent (opzet), willful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid) on the part of such member.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of the Board, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Board Committees

The Board has established an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee is in compliance with the NYSE listed company board committee independence requirements. The Compensation Committee and the Nominating Committee currently meet the NYSE independence standard. In the past, however, including during the year ended December 31, 2016, our Compensation Committee and Nominating Committee did not meet the NYSE independence standard. Rule 303A permits us as a foreign private issuer to follow home country practice with regard to, among others, the independence requirement for our Compensation Committee and for our Nominating Committee. The Board may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations, our Articles of Association and any applicable Board rules.

Many of the NYSE corporate governance rules do not apply to us as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While we believe that our corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE rules, there have been certain key differences, which are described below.

Audit Committee

Our Audit Committee consists of three independent Directors, Rob Ruijter (Chair), Frank Esser and Mark Heraghty. The committee is independent as defined under, and required by, Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (“Rule 10A-3”) and the NYSE. The Board of Directors has determined that Rob Ruijter qualifies as an “audit committee financial expert”, as that term is defined in Item 16A of Form 20-F. The Audit Committee is responsible, subject to Board and shareholder approval, for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, KPMG Accountants N.V. In addition, the Audit Committee’s approval is required before our entering into any related-party transaction. It is also responsible for “whistle-blowing” procedures, certain other compliance matters and the evaluation of the Company’s policies with respect to risk assessment and risk management.

Compensation Committee

Our Compensation Committee consists of three independent Directors, Rob Ruijter, Frank Esser and Mark Heraghty (Chair). Until June 5, 2015, John Baker, a former non-independent Director, served as the chairperson of the Compensation Committee. Since June 8, 2015, Mark Heraghty has acted as the independent chairperson of the Compensation Committee. Among other things, the Compensation Committee reviews, and makes recommendations to the Board regarding, the compensation and benefits of our CEO and the Board. The Compensation Committee also administers the issuance of stock options and other awards under our equity incentive plan and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants.

Under Section 303A.05 of the NYSE rules, which govern compensation committees, the Company’s Compensation Committee meets the NYSE independence standard. Before June 5, 2015, however, it included one member who was not “independent” as defined under the applicable NYSE rules.

Nominating Committee

Our Nominating Committee consists of three independent Directors, Jean Mandeville, Frank Esser (Chair) and Mark Heraghty. Until June 5, 2015, John Baker, a former non-independent Director, served as the chairperson of the Nominating Committee. Since June 8, 2015, Frank Esser has acted as the independent chairperson of the Nominating Committee. The Nominating Committee is responsible for, among other things, developing and recommending corporate governance guidelines to the Board, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next Annual Meeting of Shareholders and selecting director candidates to fill any vacancies on the Board.

Under Section 303A.04 of the NYSE rules, which govern nominating/corporate governance committees, the Company’s Nominating Committee meets the NYSE independence standard. Before June 5, 2015, however, the Company’s Nominating Committee included one member who was not “independent” as defined under the applicable NYSE rules.

Compensation

The aggregate annual compensation of our Senior Management and Non-Executive Directors for the year ended December 31, 2016, was approximately €7.4 million.

The aggregate compensation of our Non-Executive, Executive Directors, and other Senior Management members for the year ended December 31, 2016, is set forth below.

	Annual compensation	Bonus	Share- based payment charges	Termination / post- employment benefits	Total
				(€’000)
D.C. Ruberg	590	597	1,189	—	2,376
F. Esser	65	—	40	—	105
M. Heraghty	70	—	40	—	110
J.F.H.P. Mandeville	115	—	40	—	155
R. Ruijter	75	—	40	—	115

Subtotal	915	597	1,349	—	2,861
Senior Management (excluding D.C. Ruberg)1)	1,492	794	2,238	74	4,598

Total	2,407	1,391	3,587	74	7,459

Notes:

(1)	The compensation for the Senior Management team (excluding D.C. Ruberg) includes the compensation for J. Joshi, J. Camman, J.P. Anten, G. Di Vitantonio and A. Oosthoek.

None of the non-executive directors is entitled to any contractually agreed benefit upon termination. Upon termination, the Executive Director is entitled to contractually agreed benefit compensation equal to 12 months base salary.

Employee Share Ownership Plans

On May 24, 2013, pursuant to the recommendation of the Compensation Committee, the Board adopted the 2013 International Equity Based Incentive Plan (the “2013 Plan”). The 2013 Plan was implemented to replace the InterXion Holding N.V. 2011 International Stock Option Plan and Incentive Master Award Plan (the “2011 Plan”). Pursuant to further recommendation of our Compensation Committee, the Board amended the 2013 Plan and adopted the 2013 Amended International Equity Based Incentive Plan (the “2013 Amended Plan”) on October 30, 2013. The 2013 Amended Plan was further amended on March 17, 2014 by the Board, pursuant to the recommendation of our Compensation Committee to clarify that the 2013 Amended Plan was adopted by the Board of Directors, instead of just by the Compensation Committee. The 2013 Amended Plan provides the Compensation Committee with the authority to award options, performance shares and restricted shares to certain employees and advisors.

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

The total number of shares that may be granted pursuant to the 2013 Amended Plan is 5,273,371 shares (the “Share Pool”). The Share Pool includes grants made under the 2011 Plan, the 2013 Plan and the 2013 Amended Plan. Shares subject to awards that expire, terminate or are otherwise surrendered, canceled or forfeited under the 2011 Plan, the 2013 Plan or the 2013 Amended Plan are returned to the Share Pool. Taking into account the grants made under those plans, as of December 31, 2016, approximately 2.1 million shares are available for grant.

Under the 2011 Plan, the Board could grant options for ordinary shares to certain eligible persons following completion of our initial public offering. The 2011 Plan was discontinued following the implementation of the 2013 Plan.

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

On December 8, 2016, the revised Dutch Corporate Governance Code was published. Beginning in 2018 Dutch listed companies will be required to report in compliance with this revised Code for the financial years ending December 31, 2017, and beyond.

With the exception of Sections 303A.04 and 303A.05 of the NYSE rules, which govern nominating/corporate governance committees and compensation committees, respectively, we intend to comply with the NYSE rules. We also intend to comply with the Dutch Corporate Governance Code, but where the NYSE rules conflict with the Dutch Corporate Governance Code, we intend to comply with the NYSE rules. For further information with respect to the composition of the Board committees, see above under “—Board Committees”.

Stock Options, Restricted and Performance Shares

As of March 16, 2017, our directors and senior managers were granted the awards (options, restricted and performance shares outstanding) as set out below. The awards with exercise prices denominated in $ are awards granted under the “2011 Plan”, the “2013 Plan” and the “Amended 2013 Plan”. The restricted shares have been granted under the “2013 Plan”.

The ordinary shares beneficially owned by our directors and senior managers are disclosed in Item 7, “Major Shareholders and Related Party Transactions”.

Name	Awards granted outstanding	Awards granted outstanding, but unvested	Award Exercise Price(s)	Award Expiration Date
D. Ruberg	100,000	—	$14.74	June 29, 2019
	35,432	35,432	$0.00	January 1, 2018(1)(2)
	38,286	38,286	$0.00	January 1, 2019(1)(3)
	63,805	63,805	$0.00	January 1, 2020(1)(4)
F. Esser	1,234	1,234	$0.00	June 30, 2017(5)
M. Heraghty	1,234	1,234	$0.00	June 30, 2017(5)
J.F.H.P. Mandeville	1,234	1,234	$0.00	June 30, 2017(5)
Rob Ruijter	1,234	1,234	$0.00	June 30, 2017(5)
J. Joshi	100,000	—	$10.00	October 31, 2020(1)
	6,998	6,998	$0.00	January 1, 2018(1)(2)
	12,008	12,008	$0.00	January 1, 2019(1)(3)
	22,448	22,448	$0.00	January 1, 2020(1)(4)
G. Di Vitantonio	12,078	12,078	$0.00	January 1, 2019(1)(3)
	23,082	23,082	$0.00	January 1, 2020(1)(4)
J. Camman	2,500	2,500	$0.00	January 1, 2018(1)
	7,500	7,500	$0.00	January 1, 2020(1)
	4,692	4,692	$0.00	January 1, 2018(1)(2)
	4,715	4,715	$0.00	January 1, 2019(1)(3)
	8,748	8,748	$0.00	January 1, 2020(1)(4)
J.P. Anten	2,500	2,500	$0.00	January 1, 2018(1)
	7,500	7,500	$0.00	January 1, 2020(1)
	4,470	4,470	$0.00	January 1, 2018(1)(2)
	4,491	4,491	$0.00	January 1, 2019(1)(3)
	8,655	8,655	$0.00	January 1, 2020(1)(4)
A. Oosthoek	2,871	2,871	$0.00	January 11, 2018
	3,515	3,515	$0.00	January 1, 2019
	13,523	13,523	$0.00	January 1, 2020(1)(4)

Notes:

(1)	Represent awards of options, restricted and performance shares which contractually will vest and any lock up provisions will expire immediately upon a change of control.
(2)	Represent performance shares related to the year ended December 31, 2014 after final adjustment in accordance with the applicable long term incentive (“LTI”) plan.
(3)	Represent performance shares related to the year ended December 31, 2015. The TSR adjustment for the period January 2015 to December 2016 is subject to shareholder approval at the next General Meeting of Shareholders, which we anticipate will be held in June 2017.
(4)	Represent performance shares related to the year ended December 31, 2016. The initial award is subject to shareholder approval at the next General Meeting of Shareholders, which we anticipate will be held in June 2017.
(5)	Represent awards of restricted shares to Non-executive Directors that were approved at the General Meeting of Shareholders in June 2016. The awards, subject to the Non-executive Directors having served the entire period between the 2016 and 2017 General meeting of Shareholders, will vest at the next General Meeting of Shareholders, which we anticipate will be held in June 2017. After vesting, these restricted shares are subject to lock-up provisions.

Employees

For a discussion of the number of employees, see Item 4 “Information on the Company—Employees”.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to Directors, Senior Management and major shareholders, meaning shareholders that are beneficial owners of 5% or more of our ordinary shares as of March 16, 2017.

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

	Shares Beneficially owned
Name of Beneficial Owner	Number	Percent (%)
5% Shareholders
Eminence Capital, LP(1)	4,471,424	6.30%
Directors and Senior Management
David Ruberg(2)	1,059,986	1.49%
Jean F.H.P. Mandeville(3)	10,084	*
Frank Esser(3)	3,611	*
Mark Heraghty3)	3,611	*
Rob Ruijter(3)	3,611	*
Josh Joshi(4)	117,281	*
Giuliano Di Vitantonio(5)	19,826	*
Jaap Camman(6)	—	*
Jan Pieter Anten (7)	—	*
Adriaan Oosthoek (8)	4,043	*

Notes:

(1)	Eminence Capital, LP filed a schedule 13G/A on February 16, 2017, in which it reported that 4,471,424 ordinary shares were held by direct and indirect subsidiaries of Eminence Capital, LP, in its role as the management company to the Eminence Funds, with respect to ordinary shares directly owned by the Eminence Funds and the investment advisor to Eminence GP, LLC, separately managed accounts (“SMA”), with respect to ordinary shares directly owned by the SMA. Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.
(2)	Mr. Ruberg is our President, Chief Executive Officer, Vice-Chairman and Executive Director. Mr. Ruberg’s total shares beneficially owned consist of ordinary shares, performance shares and options for our ordinary shares.
(3)	Messrs Ruberg, Esser, Heraghty, Mandeville, and Ruijter own shares, restricted shares (subject to lock-up provisions) or share options.
(4)	Mr. Joshi is our Chief Financial Officer. His total shares beneficially owned consist of restricted shares, performance shares and options for ordinary shares.
(5)	Mr. Di Vitantonio is our Chief Marketing and Strategy Officer. His total shares beneficially owned consist of restricted shares and performance shares.
(6)	Mr. Camman is our Senior Vice President of Legal and Corporate Secretary.
(7)	Mr. Anten is our Vice President of Human Resources.
(8)	Mr. Oosthoek is our Senior Vice President of Operations and ICT. Mr. Oosthoek’s total shares beneficially owned, consist of restricted shares.
*	Indicates beneficial ownership of less than 1 percent of the class of shares.

We effected a registered public offering of our ordinary shares, which began trading on the NYSE on January 28, 2011. Our major shareholders have the same voting rights as our other shareholders. As of March 16, 2016, we had 14 shareholders of record. Two of those, located in the United States, held in aggregate 70,047,531 ordinary shares, representing approximately 99.8% of our outstanding ordinary shares. The United States shareholders of record include, however, Cede & Co., which, as nominee for The Depository Trust Company, is the record holder of 70,028,410 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

As reported on Schedule 13G/A, Amendment No. 1, filed February 14, 2013, by ING Groep N.V. with the SEC, as of that date, ING Groep N.V. and certain of its direct and indirect subsidiaries beneficially owned 4,412,704 ordinary shares of the Company, constituting 6.67% of the outstanding ordinary shares. As reported on Schedule 13G/A, Amendment No. 2, filed on February 14, 2014, by ING Groep N.V. with the SEC, as of that date, ING Groep N.V. and certain of its direct and indirect subsidiaries beneficially owned 2,223,152 ordinary shares of the Company, constituting 3.26% of the outstanding ordinary shares.

As reported on Schedule 13G, filed on April 7, 2014, by Eminence Capital, LLC, Eminence GP, LLC and Ricky C. Sandler with the SEC, as of that date, Eminence Capital, LLC, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 3,889,362 ordinary shares, 3,486,181 ordinary shares and 3,889,362 ordinary shares of the Company, respectively, constituting 5.6%, 5.1% and 5.6% of the outstanding ordinary shares, respectively. As reported on Schedule 13G/A, Amendment No. 1, filed on February 17, 2015, by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC, as of that date, Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 6,058,008 ordinary shares, 5,340,840 ordinary shares and 6,063,008 ordinary shares of the Company, respectively, constituting 8.8%, 7.7% and 8.8% of the outstanding ordinary shares, respectively. As reported on Schedule 13G/A, Amendment No. 2, filed on February 16, 2016, by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC, as of that date, Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 5,356,519 ordinary shares, 4,532,737 ordinary shares and 5,361,519 ordinary shares of the Company, respectively, constituting 7.7%, 6.5% and 7.7% of the outstanding ordinary shares, respectively. As reported on Schedule 13G/A, Amendment No. 3, filed on February 14, 2017, by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC, as of that date, Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 4,471,424 ordinary shares, 3,542,072 ordinary shares and 4,476,424 ordinary shares of the Company, respectively, constituting 6.3%, 5.0% and 6.3% of the outstanding ordinary shares, respectively.

As reported on Schedule 13G/A, Amendment No. 2, filed on February 12, 2015, by Lamont Finance N.V., Baker Communications Fund II, L.P., Baker Communications Fund II (Cayman), L.P., Baker Capital Partners II (Anguilla), LLC, Baker Capital Partners II, LLC, John C. Baker, Robert M. Manning and Henry G. Baker with the SEC, as of that date, (i) Lamont Finance N.V., Baker Communications Fund II (Cayman), L.P. and Baker Capital Partners II (Anguilla), LLC beneficially owned 18,642,916 ordinary shares, constituting 27.0% of the outstanding ordinary shares of the Company, (ii) Baker Communications Fund II, L.P. and Baker Capital Partners II, LLC beneficially owned 14,976 ordinary shares and 34,976 ordinary shares of the Company, respectively, constituting 0.0% and 0.1% of the outstanding ordinary shares, respectively, and (iii) John C. Baker, Robert M. Manning and Henry G. Baker beneficially owned 18,745,557 ordinary shares, 18,695,083 ordinary shares and 18,683,643 ordinary shares of the Company, respectively, constituting 27.1%, 27.0% and 27.0% of the outstanding ordinary shares, respectively.

As reported on Form 6-K filed on June 3, 2015 with the SEC, on June 2, 2015, Lamont Finance N.V. and Baker Communications Fund II, L.P. requested that we instruct our Transfer Agent, American Stock Transfer & Trust Company, to remove the restrictive legend on all of the 18,657,592 ordinary shares held by Lamont Finance N.V. and Baker Communications Fund II, L.P. Baker Capital (“Baker”) made a pro rata distribution-in-kind of these shares immediately to the partners of Baker Communications Fund II (Cayman) L.P. and Baker Communications Fund II L.P., which funds initially acquired Interxion shares in 2000. Under the terms of the undertaking executed by Baker in support of the proposed transaction between Interxion and TelecityGroup plc, it was contemplated that Baker would make a full distribution of its shares to its partners upon the closing of the transaction. The distribution was made following the termination of the proposed transaction with TelecityGroup plc and the related undertaking executed by Baker. As a result of the 18.6 million ordinary share distribution by funds affiliated with Baker, Mr. John Baker (on June 5, 2015) and Mr. Rob Manning (on June 7, 2015), tendered their resignations as Directors, effective immediately. Mr. Jean F.H.P. Mandeville was appointed as the new Chairman of the Board replacing Mr. Baker, effective June 8, 2015.

As reported on Schedule 13G/A, Amendment No. 3, filed on February 11, 2016, by Lamont Finance N.V., Baker Communications Fund II, L.P., Baker Communications Fund II (Cayman), L.P., Baker Capital Partners II (Anguilla), LLC, Baker Capital Partners II, LLC, John C. Baker, Robert M. Manning and Henry G. Baker with the SEC, as of that date, Lamont Finance N.V., Baker Communications Fund II, L.P., Baker Communications Fund II (Cayman), L.P., Baker Capital Partners II (Anguilla), LLC and Baker Capital Partners II, LLC no longer beneficially owned any ordinary shares of the Company and John C. Baker, Robert M. Manning and Henry G. Baker beneficially owned 166,500 ordinary shares, 28,015 ordinary shares and 19,191 ordinary shares of the Company, respectively, constituting 0.2%, 0.0% and 0.0% of the outstanding ordinary shares, respectively.

As reported on Schedule 13G, filed on February 13, 2015, by North Run Capital, LP, North Run Advisors, LLC, Todd B. Hammer and Thomas B. Ellis with the SEC, as of that date, certain private pooled investment vehicles beneficially owned 4,950,300 ordinary shares of the Company, constituting 7.2% of the outstanding ordinary shares. As reported on Schedule 13G/A, Amendment No. 1, filed on February 12, 2016, by North Run Capital, LP, North Run Advisors, LLC, Todd B. Hammer and Thomas B. Ellis with the SEC, as of that date, certain private pooled investment vehicles no longer beneficially owned any ordinary shares of the Company.

As reported on Schedule 13G, filed on February 12, 2016, by Thornburg Investment Management Inc with the SEC, as of that date, Thornburg Investment Management Inc beneficially owned 4,581,372 ordinary shares of the Company, constituting 6.58% of the outstanding ordinary shares. As reported on Schedule 13G/A, Amendment No. 1, filed on February 8, 2017, by Thornburg Investment Management Inc with the SEC, as of that date, Thornburg Investment Management Inc beneficially owned 2,130,044 ordinary shares of the Company, constituting 3.02% of the outstanding ordinary shares.

To our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person either severally or jointly. As far as is known to us, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company.

ITEM 8: FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings, please refer to Item 4 “Information on the Company”, above.

Dividends and Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying dividends on our ordinary shares. Our Board of Directors has the discretion to determine to what extent profits shall be retained by way of a reserve. The remaining profits will be at the disposal of our General Meeting of Shareholders for distribution of a dividend or to be added to the reserves or for such other purposes as our General Meeting of Shareholders decides, upon a proposal of our Board of Directors. Our Board of Directors, in determining whether to recommend to our shareholders the payment of dividends, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant. In addition, our outstanding €625.0 million 6.00% Senior Secured Notes due 2020 and our credit agreements limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. To the extent we pay dividends in euro, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euro. Shareholders will bear any costs related to the conversion of euro into U.S. dollars.

We are a holding company incorporated in The Netherlands. Under Dutch law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business and subject to Dutch law and our Articles of Association. See Item 10 “Additional Information—General”. We rely on dividends paid to us by our wholly-owned subsidiaries in the United Kingdom, France, Germany, Austria, The Netherlands, Ireland, Spain, Sweden, Switzerland, Belgium and Denmark to fund the payment of dividends, if any, to our shareholders.

ITEM 9: THE OFFER AND LISTING

Markets

Our ordinary shares began trading on the NYSE under the symbol “INXN” on January 28, 2011.

New York Stock Exchange Trading History

The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the NYSE.

Yearly highs and lows	High	Low
	($ per ordinary share)
2016	38.85	26.75
2015	33.16	25.85
2014	29.01	23.25
2013	27.67	20.67
2012	23.76	13.57

Quarterly highs and lows	High	Low
	($ per ordinary share)

2016
First quarter	34.70	26.75
Second quarter	38.70	33.22
Third quarter	38.72	35.98
Fourth quarter	38.85	32.21

2015
First quarter	33.16	26.23
Second quarter	32.00	27.04
Third quarter	29.18	25.85
Fourth quarter	31.48	26.25

2014
First quarter	25.81	23.25
Second quarter	27.59	23.64
Third quarter	29.01	26.58
Fourth quarter	28.60	24.97

2013
First quarter	26.28	22.56
Second quarter	27.67	22.73
Third quarter	27.32	22.24
Fourth quarter	23.61	20.67

2012
First quarter	18.10	13.57
Second quarter	20.28	15.82
Third quarter	22.72	17.49
Fourth quarter	23.76	20.26

2011
First quarter (from January 28, 2011)	15.88	12.11
Second quarter	15.62	12.93
Third quarter	15.39	10.71
Fourth quarter	14.24	11.12

Monthly highs and lows	High	Low
	($ per ordinary share)

2017
January	38.66	34.35
February	39.52	37.80
March (through March 27, 2017)	40.00	36.94

2016
October	38.85	35.82
November	37.41	33.30
December	35.53	32.21

On March 27, 2017, the closing price of InterXion’s ordinary shares listed on The New York Stock Exchange was $38.62.

ITEM 10: ADDITIONAL INFORMATION

Material contracts

The Intercreditor Agreement dated as of July 3, 2013, among InterXion Holding N.V. and certain of its subsidiaries and Barclays Bank PLC as security trustee.

The intercreditor agreement entered into in connection with the Revolving Facility Agreement and the Indenture is referred to in this description as the “Intercreditor Agreement” and InterXion Holding N.V. and each of its subsidiaries that incurs any liability or provides any guarantee under the Revolving Facility Agreement or the Indenture is referred to in this description as a “Debtor” and are referred to collectively as the “Debtors”.

In connection with the Revolving Facility Agreement, InterXion Holding N.V. and certain of its subsidiaries entered into an English law governed intercreditor agreement governing the relationships and relative priorities among: (i) the Lenders (as defined below); (ii) original hedge counterparty or other persons that accede to the intercreditor agreement as counterparties to certain hedging agreements (the “Hedging Agreements”; the original hedge counterparty and any other person that accedes to the intercreditor agreement as counterparties to the Hedging Agreements are referred to in such capacity as the “Hedge Counterparties”); (iii) the holders of the Senior Secured Notes and (iv) intra-group creditors and debtors. In addition, the intercreditor agreement regulates the relationship between InterXion Holding N.V. and its subsidiaries, on the one hand, and shareholders of InterXion Holding N.V. and related parties, on the other.

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

The Revolving Facility initially bears interest at an annual rate equal to EURIBOR (or, for loans denominated in Sterling, USD, DKK, SEK or CHF, LIBOR, CIBOR or STIBOR (as applicable, plus a margin of 3.50% per annum, subject to a margin ratchet pursuant to which the margin may be reduced by up to a maximum of 1.00% per annum if total net debt (as defined in the Revolving Facility Agreement) at each quarter end to the pro forma EBITDA for the 12 months ending on that quarter end (as such terms are defined in the Revolving Facility Agreement) is equal to, or less than, 2.00:1.

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

We may reborrow amounts repaid, subject to certain conditions, until one month before final maturity.

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

The Revolving Facility Agreement contains customary operating and restrictive covenants, subject to certain agreed exceptions, qualifications and thresholds as well as customary events of default (subject in certain cases to agreed grace periods, qualifications and thresholds), including a cross default with respect to an event of default under the Indenture (as defined below) governing the Senior Secured Notes due 2020 (as defined below). The Revolving Facility also requires InterXion Holding N.V., each borrower and each guarantor to observe certain customary affirmative covenants (subject to certain agreed exceptions, qualifications and thresholds) and requires InterXion Holding N.V. to comply with a leverage ratio financial covenant (calculated as the ratio of consolidated total net debt at each quarter end to pro forma EBITDA for the 12 months ending on that quarter end).

The Indenture dated July 3, 2013, among InterXion Holding N.V., as Issuer, the initial guarantors, the Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC, as security trustee.

On July 3, 2013, the Company issued an aggregate principal amount of €325.0 million 6.00% Senior Secured Notes due 2020 (the “Initial Notes”). On April 29, 2014, the Company issued a further €150.0 million aggregate principal amount of 6.00% Senior Secured Notes due 2020. On April 14, 2016, the Company issued a further €150.0 million aggregate principal amount of 6.00% Senior Secured Notes due 2020. The notes issued on April 29, 2014 and April 14, 2016, are defined as the “Additional Notes” and together with the Initial Notes, as the “Senior Secured Notes”. The Additional Notes were issued pursuant to the same indenture as the Initial Notes.

The aggregate €625.0 million Senior Secured Notes due 2020 are governed by an indenture dated July 3, 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch, as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio to exceed 2.00 and a consolidated senior leverage ratio not to exceed 4.00.

The obligations under the €625.0 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

Optional Redemption

At any time on or after July 15, 2016, and before maturity, upon not less than 10 and not more than 60 days’ notice, we may redeem all or part of the Senior Secured Notes. These redemptions will be in amounts of €100,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set forth below.

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

Corporate Purpose

Pursuant to Article 3 of our Articles, our corporate purpose is:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(b)	to finance businesses and companies;

(c)	to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies, with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies, with which it forms a group and on behalf of third parties; and

(f)	to perform any and all activities of an industrial, financial or commercial nature, and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

Issue of Ordinary Shares

Our Articles provide that we may issue ordinary shares, or grant rights to subscribe for ordinary shares, pursuant to a resolution of our General Meeting of Shareholders upon a proposal of our Board. Our Articles provide that our General Meeting of Shareholders may, upon a proposal of our Board, designate another body of the Company, which can only be our Board, as the competent body to issue ordinary shares, or grant rights to subscribe for ordinary shares. Pursuant to our Articles and Dutch law, the period of designation may not exceed five years, but may be renewed by a resolution of our General Meeting of Shareholders for periods of up to five years. If not otherwise stated in the resolution approving the designation, such designation is irrevocable. The resolution designating our Board must specify the number of shares that may be issued and, if applicable, any conditions to the issuance.

Pursuant to a decision that was made at our General Meeting of Shareholders held on January 26, 2011, certain amendments were made to our Articles of Association on January 28, 2011. Among others, our Board was designated as the corporate body competent to issue ordinary shares and to grant rights to subscribe for ordinary shares with the power to limit or exclude pre-emptive rights related thereto. This authority is limited to a maximum equal to our authorized share capital from time to time. Our Board’s authority to issue ordinary shares and grant rights to acquire ordinary shares was for a period of five years and expired on January 28, 2016.

On June 24, 2016, our General Meeting of Shareholders designated our Board as the corporate body competent to issue ordinary shares and to grant rights to subscribe for up to 3,501,301 ordinary shares, without pre-emption rights accruing to shareholders for the purpose of our employee incentive schemes, and to issue ordinary shares and to grant rights to subscribe for ordinary shares up to 10% of the authorized share capital at that time. Our Board’s authority to issue ordinary shares and grant rights to acquire ordinary shares is for a period of 18 months expiring on December 24, 2017. Our General Meeting of Shareholders may extend this period, subject to the limitations set out above.

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

Our Board is designated as the corporate body authorized to limit or exclude pre-emptive rights, subject to the limited authority it has to issue ordinary shares and grant rights to subscribe for ordinary shares as set out under “—Issue of Ordinary Shares” above, for a period of ending on January 28, 2016. In addition, our Board was designated as the corporate body authorized, subject to the limited authority it has to issue ordinary shares and grant rights to subscribe for ordinary shares, with our pre-emption rights accruing to shareholders for the purpose of our employee incentive schemes as set out under “—Issue of Ordinary Shares” above, for a period that ended on December 31, 2016.

Reduction of Share Capital

Our General Meeting of Shareholders may, subject to Dutch law and our Articles and only upon a proposal of our Board, resolve to reduce our issued share capital by cancellation of ordinary shares or reduction of the nominal value of ordinary shares by amendment of our Articles. A resolution of our General Meeting of Shareholders to reduce the issued share capital must designate the ordinary shares to which the resolution applies and must make provisions for the implementation of such resolution. A resolution to cancel ordinary shares may only be adopted in relation to ordinary shares or depositary receipts for such shares we hold ourselves. A partial repayment or exemption from the obligation to pay up ordinary shares must be made pro rata, unless all our shareholders agree otherwise. A resolution at our General Meeting of Shareholders to reduce our issued share capital requires a majority of at least two-thirds of the votes validly cast at a meeting at which less than half of our issued and outstanding share capital is present or represented. A simple majority is sufficient if more than half of our issued and outstanding share capital is present or represented.

Acquisition of Ordinary Shares

We may acquire our own fully paid up ordinary shares at any time for no consideration or, subject to certain provisions of Dutch law and our Articles, if (i) our shareholders’ equity minus the payment required to make the acquisition, does not fall below the sum of called-up and paid-up share capital and any statutory reserves we must maintain by Dutch law or our Articles, and (ii) we and our subsidiaries would thereafter not hold ordinary shares or rights of pledge over ordinary shares with an aggregate nominal value exceeding 50% of our issued and outstanding share capital.

Dutch law generally and more specifically the Dutch Civil Code, imposes minimum capital and other reserve requirements on legal entities as a way of protecting shareholders and creditors and maintaining the capital of a company. Such minimum capital and reserve requirements include, among other things, complying with certain minimum capital requirements when declaring and paying dividends and repurchasing shares in its own capital, maintaining reserves on the granting of legitimate financial assistance loans by a public limited company and maintaining reserves on the re-evaluation of assets.

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

We may only make distributions of dividends to our shareholders after the adoption of our statutory annual accounts from which it appears that such distributions are legally permitted. Our Board may, however, resolve to pay interim dividends on account of the profits of the current financial year if the equity requirement set out above is met, as evidenced by an interim statement of assets and liabilities relating to the condition of such assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute interim dividends is made public. Our General Meeting of Shareholders may resolve, upon a proposal to that effect by our Board, to pay distributions at the expense of any of our reserves.

In addition, if we choose to declare dividends, the payment of cash dividends on our shares is restricted under the terms of the agreements governing our indebtedness.

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

General Meetings of Shareholders and Voting Rights

Our Annual General Meeting of Shareholders must be held within six months of the end of each of our financial years. It must be held in The Netherlands in Amsterdam, Haarlemmermeer (Schiphol Airport) or Hoofddorp. Our financial year coincides with the calendar year. An Extraordinary General Meeting of Shareholders may be convened whenever our Board or CEO deems necessary. Shareholders representing at least 10% of our issued and outstanding share capital may, pursuant to Dutch law and our Articles, request that a General Meeting of Shareholders be convened, specifying the items for discussion. If our Board has not convened a General Meeting of Shareholders within four weeks of such a request so that a meeting can be held within six weeks following the request, the shareholders requesting the meeting are authorized to call a meeting themselves with due observance of the relevant provisions of our Articles.

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

Shareholders holding at least 1% of our issued and outstanding share capital or ordinary shares representing a value of at least €50.0 million may submit agenda proposals for any General Meeting of Shareholders. Provided we receive such proposals no later than 60 days before the date of the General Meeting of Shareholders, and provided that such proposal does not, according to our Board, conflict with our vital interests, we will have the proposals included in the notice.

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

The following resolutions of our General Meeting of Shareholders may be adopted only upon a proposal by our Board:

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

In addition to the general squeeze-out procedure mentioned above, following a public offer, a holder of at least 95% of the outstanding shares and voting rights has the right to require the minority shareholders to sell their shares to it. To the extent there are two or more types of shares, the request can only be made with regard to the type of shares of which the shareholder holds at least 95% in aggregate representing at least 95% of the voting rights attached to those shares. Any request to require the minority shareholders to sell their shares must be filed with the Enterprise Chamber within three months of the end of the acceptance period of the public offer. Conversely, in such a case, each minority shareholder has the right to require the holder of at least 95% of the outstanding shares and voting rights to purchase its shares. The minority shareholders must file such claim with the Enterprise Chamber within three months of the end of the acceptance period of the public offer.

Reporting of Insider Transactions

Pursuant to the European Market Abuse Regulation (EU) 596/2014, the Directors and any other person who has managerial responsibilities or who has the authority to make decisions affecting our future developments and business prospects or who has regular access to inside information relating to us (each an “Insider”), must notify The Netherlands Authority for the Financial Markets (“AFM”) of all transactions conducted for his own account relating to shares or debt instruments of the Company admitted to trading on a regulated market or multilateral trading facility or financial instruments the value of which is determined by the value of such shares or debt instruments. The AFM must be notified within three days following the transaction date. Notification may be postponed until the date the value of the transactions amounts to €5,000 or more per calendar year.

In addition, persons closely associated with an Insider must notify the AFM of any transactions conducted for their own account relating to such aforementioned financial instruments. The Market Abuse Regulation designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a Director or any other Insider or by a person referred to under (i), (ii) or (iii) above.

The AFM keeps a public register of all notifications made pursuant to the Market Abuse Regulation.

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

Non-compliance with the notification obligations under the Market Abuse Regulation could lead to criminal penalties, administrative fines and cease-and-desist orders (and the publication thereof), imprisonment or other sanctions.

Following the introduction on 3 July 2016 of the Market Abuse Regulation (which has replaced the former market abuse rules), the aforementioned notification obligation is limited to transactions involving our Senior Secured Notes and financial instruments the value of which is determined by the value of such Senior Secured Notes.

Comparison of Dutch Corporate Law and U.S. Corporate Law

The following comparison between Dutch corporation law, which applies to us, and Delaware corporation law, the law under which many corporations in the United States are incorporated, discusses additional matters not otherwise described in this annual report.

Duties of directors

The Netherlands

Under Dutch law, the Board of Directors is collectively responsible for the policy and day-to-day management of the Company. The non-executive directors will be assigned the task of supervising the executive directors and providing them with advice. Each director has a duty to the Company to properly perform the duties assigned to him. In addition, each Board member has a duty to act in the corporate interest of the Company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the Company also applies in the event of a proposed sale or break-up of the Company, whereby the circumstances generally dictate how such duty is to be applied. Any board resolution regarding a significant change in the identity or character of the Company or its business requires shareholders’ approval.

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

Director terms

The Netherlands

Under Dutch law, a director of a listed company is generally appointed for a maximum term of four years.

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

Shareholder proposals

The Netherlands

Pursuant to our Articles, extraordinary shareholders’ meetings will be held as often as our Board or our CEO deems necessary. In addition, shareholders and/or persons with depository receipt holder rights representing in the aggregate at least one-tenth of the issued capital of the Company may request the Board to convene a general meeting, specifically stating the business to be discussed. If our Board has not given proper notice of a general meeting within four weeks of receipt of such request such that the meeting can be held within six weeks of receipt of the request, the applicants shall be authorized to convene a meeting themselves. Pursuant to Dutch law, one or more shareholders representing at least 10% of the issued share capital may request the Dutch Courts to order that a General Meeting be held.

The agenda for a meeting of shareholders must contain such items as our Board or the person or persons convening the meeting decide, including the time and place of the shareholders’ meeting and the procedure for participating in the shareholders’ meeting by way of a written power of attorney. The agenda shall also include such other items as one or more shareholders, representing at least such part of the issued share capital as required by the laws of The Netherlands (currently, 1% of the issued share capital or shares representing a value of €50.0 million) may request by providing a substantiated written request or a proposal for a resolution to our Board at least 60 days before the date of the meeting.

Delaware

Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting.

Shareholder suits

The Netherlands

In the event that a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association, the objective of which is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach - often on the basis of such declaratory judgment - a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

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

Section 203 of the Delaware General Corporation Law prohibits “business combinations”, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested shareholder, unless:

•	the transaction that will cause the person to become an interested shareholder is approved by the Board of Directors of the target before the transactions;

•	after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

•	after the person becomes an interested shareholder, the business combination is approved by the Board of Directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the Company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the Board of Directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

Removal of directors

The Netherlands

Under Dutch law, the General Meeting has the authority to suspend or remove members of the Board of Directors at any time. Under our Articles, a member of our Board may be suspended or removed by our General Meeting of Shareholders at any time by a resolution passed with a two-thirds majority of the votes cast representing more than half of the issued and outstanding capital. If permitted under the laws of The Netherlands, a member of our Board may also be suspended by our Board itself. Any suspension may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension, the suspension shall end. Currently, Dutch law does not allow directors to be suspended by the Board of Directors. It is, however, expected that Dutch law will be amended to facilitate the suspension of directors by the Board of Directors.

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

Taxation

Certain U.S. Federal Income Tax Considerations

This section describes certain material United States federal income tax consequences of owning our ordinary shares. It applies to a U.S. Holder (as defined below) that holds our ordinary shares as capital assets for tax purposes. This section does not apply to a U.S. Holder that is a member of a special class of holders subject to special rules, such as:

•	a financial institution;

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a real estate investment trust;

•	a regulated investment company;

•	U.S. expatriates;

•	persons who acquired shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person who actually or constructively owns 10% or more of our voting stock;

•	a person who owns shares through a partnership or other pass-through entity;

•	a person who holds shares as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This section does not describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, any estate or gift tax consequences or the Medicare tax on certain “net investment income”. If any entity or arrangement that is treated as a partnership for United States federal income tax purposes is a beneficial owner of our ordinary shares, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult with their tax advisors.

For purposes of this discussion, a U.S. Holder is a beneficial owner of our ordinary shares that is for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a US domestic corporation (or other entity taxable as a U.S. domestic corporation for United States federal income tax purposes),

•	an estate the income of which is subject to United States federal income tax regardless of its source, or

•	a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or if the trust has a valid election in effect to be treated as a United States person.

U.S. Holders should consult their own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). The dividend is ordinary income that the U.S. Holder must include in income when the dividend is actually or constructively received. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of a dividend distribution paid in euros includible in the income of a US Holder will be the US dollar value of the euro payment made, determined at the spot euro/US dollar rate on the date the dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the shares and thereafter as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to non-corporate taxpayers, dividends may be taxed at the lower applicable capital gains rate provided that (1) either (a) our ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of the “Convention between the United States of America and the Kingdom of The Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income”, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common stock is considered for purposes of clause (1) above to be readily tradable on an established securities market if it is listed on the NYSE. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

For foreign tax credit limitation purposes, the dividend will generally constitute foreign source income and will generally be “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income”. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends.

If Dutch withholding taxes apply to any dividends paid to you with respect to our ordinary shares, the amount of the dividend would include withheld Dutch taxes and, subject to certain conditions and limitations, such Dutch withholding taxes may be eligible for credit against your U.S.-federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of our ordinary shares, a U.S. Holder will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Holder’s amount realized and the U.S. Holder’s tax basis in such shares. If a U.S. Holder receives consideration for shares paid in a currency other than U.S. dollars, the U.S. Holder’s amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of sale or disposition. On the settlement date, a U.S. Holder may recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, if our ordinary shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an accrual basis taxpayer who has made a special election, the U.S. dollar value of the amount realized in a foreign currency is determined by translating the amount received at the spot rate of exchange on the settlement date, and no exchange gain or loss would be recognized at that time. Capital gain of a non-corporate U.S. Holder is generally taxed at a reduced rate where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that our ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2016. The application of the PFIC rules, however, is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any future taxable year. In addition, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of our ordinary shares could render us a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

If we were to be treated as a PFIC for any year during a U.S. Holder’s holding period, unless the U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares (which election may be made only if our ordinary shares are “marketable stock” within the meaning of Section 1296 of the Code), the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder’s shares. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder’s holding period for the shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares;

•	the amount allocated to the current taxable year, and any taxable year before the first taxable year in which we are treated as a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if the shares are held as capital assets. If we were to be treated as a PFIC for any year during which a U.S. Holder holds the shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which it owns our ordinary shares. If we were to cease to be treated as a PFIC, however, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our ordinary shares.

If a U.S. Holder holds shares in any year in which we are a PFIC, that US Holder will generally be required by the Code to file an information report with the Internal Revenue Service containing such information as the Internal Revenue Service may require.

Information Reporting and Backup Withholding

Dividend payments with respect to our shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the United States Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on United States Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Information with respect to Foreign Financial Assets

U.S. individuals that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by certain financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Our shares may be subject to these rules. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. U.S. Holders that are individuals should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

Certain Dutch Tax Considerations

Introduction

This section summarizes the material Dutch tax consequences of the ownership and disposition of our ordinary shares as of the date hereof and is intended as general information only. It does not purport to be a comprehensive description of all Dutch tax considerations that could be relevant for holders of the ordinary shares. This summary is intended as general information only. Each prospective holder should consult a professional tax advisor with respect to the tax consequences of an investment in the ordinary shares. This summary is based on Dutch tax legislation and published case law in force as of the date of this annual report. It does not take into account any developments or amendments thereof after that date, whether or not such developments or amendments have retroactive effect.

For the purpose of this section, “The Netherlands” shall mean the part of the Kingdom of The Netherlands in Europe.

Scope

Regardless of whether or not a holder of ordinary shares is, or is treated as being, a resident of The Netherlands, this summary does not address the Dutch tax consequences for such a holder:

(a)	having a substantial interest (aanmerkelijk belang) in our Company (such a substantial interest is generally present if an equity stake, profit stake of at least 5%, or a right to acquire such an equity/profit stake, is held, in each case by reference to our Company’s total issued share capital, or the issued capital of a certain class of shares);

(b)	who is a private individual and may be taxed for the purposes of Dutch income tax (inkomstenbelasting) as an entrepreneur (ondernemer) that has an enterprise (onderneming) to which the ordinary shares are attributable, as one who earns income from miscellaneous activities (resultaat uit overige werkzaamheden), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or who may otherwise be taxed as one earning taxable income from work and home (werk en woning) with respect to benefits derived from the ordinary shares;

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

(d)	partial repayments of paid-in capital, if and to the extent there are qualifying profits (zuivere winst), unless the General Meeting of Shareholders has resolved in advance to make such repayment and provided that the nominal value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association and the capital concerned is recognized as paid-in capital for Dutch dividend tax purposes.

Resident holders

If a holder of ordinary shares is, or is treated as being, a resident of The Netherlands, Dutch dividend tax which is withheld with respect to proceeds from the ordinary shares, will generally be creditable for Dutch corporate income tax or Dutch income tax purposes if the holder is the beneficial owner (uiteindelijk gerechtigde) of the proceeds concerned. A resident corporate holder of ordinary shares may, under certain conditions, be entitled to an exemption from Dutch dividend withholding tax.

Non-resident holders

If a private individual holder of ordinary shares is, or is treated as being, a resident of a country other than The Netherlands, such holder is generally not entitled to claim full or partial relief at source or a refund, in whole or in part, of Dutch dividend tax with respect to proceeds from the ordinary shares. A non-resident corporate holder of ordinary shares may, under certain conditions, be entitled to an exemption from, reduction or refund of Dutch dividend withholding tax under the provisions of a treaty for the avoidance of double taxation between The Netherlands and its country of residence.

Income tax

Resident holders

A holder who is a private individual and a resident, or treated as being a resident, of The Netherlands for the purposes of Dutch income tax and who does not have a substantial interest in our Company nor otherwise is taxed in relation to the ordinary shares as one earning taxable income from work and home, must record the ordinary shares as assets that are held in box 3. Taxable income with regard to the ordinary shares is then determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. This deemed return is fixed at a rate of 4% of the holder’s yield basis (rendementsgrondslag) on January 1 of each year, insofar as the yield basis concerned exceeds a certain threshold. Such yield basis is determined as the fair market value of certain qualifying assets held by the holder of the ordinary shares, less the fair market value of certain qualifying liabilities. The fair market value of the ordinary shares will be included as an asset in the holder’s yield basis. The deemed return of 4% on the holder’s yield basis, being the fair market value of the ordinary shares, is taxed at a rate of 30% (insofar as the yield basis concerned exceeds a certain threshold).

Non-resident holders

A holder who is a private individual and neither a resident, nor treated as being a resident of The Netherlands for the purposes of Dutch income tax, will not be subject to such tax in respect of benefits derived from the ordinary shares.

Corporate income tax

Resident holders or holders having a Dutch permanent establishment

A holder, which is a corporate entity and for the purposes of Dutch corporate income tax a resident (or treated as being a resident) of The Netherlands, or a non-resident having (or treated as having) a permanent establishment in The Netherlands, is generally taxed in respect of benefits derived from the ordinary shares at rates of up to 25%.

Non-resident holders

A holder, which is a corporate entity and for the purposes of Dutch corporate income tax neither a resident, nor treated as being a resident, of The Netherlands, having no permanent establishment in The Netherlands (and is not treated as having such a permanent establishment), will generally not be subject to such tax in respect of benefits derived from the ordinary shares.

Gift and inheritance tax

Resident holders

Dutch gift tax or inheritance tax (schenk- of erfbelasting) will arise in respect of an acquisition (or deemed acquisition) of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is a resident, or treated as being a resident, of The Netherlands for the purposes of Dutch gift and inheritance tax. A holder is so treated as being a resident of The Netherlands, if one having Dutch nationality has been a resident of The Netherlands during the ten years preceding the relevant gift or death. A holder is further so treated as being a resident of The Netherlands, if one has been a resident of The Netherlands at any time during the 12 months preceding the time of the relevant gift.

Non-resident holders

No Dutch gift tax or inheritance tax will arise in respect of an acquisition (or deemed acquisition) of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is neither a resident, nor treated as being a resident, of The Netherlands for the purposes of Dutch gift and inheritance tax.

Other taxes

No Dutch turnover tax (omzetbelasting) will arise in respect of any payment in consideration for the issue of the ordinary shares, with respect to a distribution of proceeds from the ordinary shares or with respect to a transfer of ordinary shares. In addition, no Dutch registration tax, capital tax, transfer tax or stamp duty (nor any other similar tax or duty) will be payable in connection with the issue or acquisition of the ordinary shares.

Documents on display

We are subject to the information requirements of the Securities Exchange Act of 1934, applicable to foreign private issuers and, in accordance therewith, we file annual reports on Form 20-F within four months of our fiscal year-end and furnish other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected without charge at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Under our Revolving Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for our mortgages. Our mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 195 to 275 basis points. We have determined that the impact of a near-term 10% appreciation or depreciation of EURIBOR would not have a significant effect on our financial position, results of operations, or cash flow. The interest rates on our mortgages secured by our PAR3 and PAR5 properties was fixed for approximately 75% of the principal outstanding amounts for a period of ten years.

As of December 31, 2016, the interest payable under the Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points per annum, (ii) any Danish kroner amounts drawn would be at the rate of CIBOR plus 350 basis points per annum, (iii) any Swedish kronor amounts drawn would be at the rate of STIBOR plus 350 basis points per annum and (iv) other applicable currencies, including GBP, amounts drawn at the rate of LIBOR plus 350 basis points per annum. The Revolving Facility was undrawn as of December 31, 2016.

Foreign Exchange Rate Risk

Our reporting currency for purposes of our financial statements is the euro. However, we also incur revenue and operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner and Swedish kronor. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We have determined that the impact of a near-term 10% appreciation or depreciation of non-euro denominated currencies relative to the euro would not have a significant effect on our financial position, results of operations, or cash flows.

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

Approximately 60% of our customers by revenue pay for electricity on a metered basis, while the remainder pay for power “plugs”. While we are contractually able to recover energy cost increases from our customers, some portion of the increased costs may not be recovered. In addition, some portion of the increased costs may be recovered in a delayed fashion based on commercial reasons at the discretion of local management.

See Note 21 of our 2016 consolidated financial statements for quantitative disclosure about market risk.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), has been evaluated as of December 31, 2016. Based upon the evaluation, the CEO and CFO concluded that as of December 31, 2016, the Company’s disclosure controls and procedures were effective and designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including the CEO and CFO as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditure of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in the “Internal-Control Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

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

ITEM 16B: CODE OF ETHICS

Our Board of Directors adopted a code of ethics on January 21, 2013, which applies to our principal executive officer, principal financial officer, principal accounting officers, controllers and employees. The code is posted on our website at www.interxion.com.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Accountants N.V. has served as the Company’s principal accountant for the fiscal years ended December 31, 2016, 2015 and 2014. The fees for audit and other services rendered by KPMG Accountants N.V. or other KPMG network for the fiscal years ended December 31, 2016, 2015 and 2014 are set out below.

	Year ended December 31,
	2016	2015	2014
	(€’000)
Audit fees	1,190	821	689
Audit-related fees	490	404	460
Tax fees	—	21	3
All other fees	16	77	58

Total	1,696	1,323	1,210

Audit fees include fees billed for audit services rendered for the Company’s annual consolidated financial statements filed with regulatory organizations. Audit-related fees relate to the review of quarterly financial reports and service organization control reports, such as SOC 2 and ISAE 3402 reports. Tax fees include fees billed for tax compliance. All other fees consist of fees for all other services not included in any of the other categories noted above.

All the above fees were pre-approved by the Audit Committee.

Audit Committee’s Policies and Procedures

In accordance with the Securities and Exchange Commission rules regarding auditor independence, the Audit Committee has established Policies and Procedures for Audit and Non-Audit Services Provided by an Independent Auditor. The rules apply to the Company and its consolidated subsidiaries that engage any accounting firms for audit services and the auditor who audits the accounts filed with the Securities and Exchange Commission, or the external auditor, for permissible non-audit services.

When engaging the external auditor for permissible non-audit services (audit-related services, tax services, and all other services), pre-approval is obtained before the commencement of the services.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Many of the corporate governance rules of the NYSE do not apply to the Company as a “foreign private issuer”. Rule 303A.11, however, requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While the Company’s management believes that its corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE, there is one key difference that is described below.

Internal Audit Function

Under Section 303A.07 of the NYSE rules, a domestic listed company must have an internal audit function. In 2016, a formal internal audit function was not in place.

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-65, which are incorporated herein by reference.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number	Description of Document

1.1‡	Articles of Association of InterXion Holding N.V., as amended, dated as of January 20, 2012.

1.2‡	Bylaws of InterXion Holding N.V. dated as of June 8, 2015.

2.1‡	Indenture dated as of July 3, 2013 among InterXion Holding N.V., as Issuer, InterXion Belgium N.V., InterXion Danmark ApS, InterXion Carrier Hotel Limited, InterXion Datacenters B.V., InterXion Deutschland GmbH, Interxion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland Limited, InterXion Nederland B.V. and InterXion Operational B.V., as initial guarantors, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC, as security trustee.

2.2☐	Supplemental Indenture dated as of December 17, 2013 among InterXion Holding N.V., as Issuer, InterXion Sverige AB, as Guaranteeing Entity, InterXion Belgium N.V., InterXion Danmark ApS, InterXion Carrier Hotel Limited, InterXion Datacenters B.V., InterXion Deutschland GmbH, InterXion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland Limited, InterXion Nederland B.V. and InterXion Operational B.V., as guarantors and The Bank of New York Mellon, London Branch, as trustee.

2.3☐	Supplemental Indenture dated as of December 22, 2014 among InterXion Holding N.V., as Issuer, InterXion Österreich GmbH, as Guaranteeing Entity, and The Bank of New York Mellon, London Branch, as trustee.

2.4‡	The Intercreditor Agreement dated July 3, 2013, by and among, Interxion Holding N.V., Barclays Bank PLC, as revolving agent, The Bank of New York Mellon, London Branch, as original Senior Secured Notes trustee, the revolving lenders named therein, the original debtors named therein, and Barclays Bank PLC as security trustee.

2.5☐	Amendment Letter to the Intercreditor Agreement dated December 17, 2013, by and among, Interxion Holding N.V., the original debtors and financial institutions as listed in the Intercreditor Agreement, The Bank of New York Mellon, London Branch, as original Senior Secured Notes trustee and Barclays Bank PLC, as original hedge counterparty, revolving agent and security trustee.

4.1☐	Senior Multicurrency Revolving Facility Agreement dated as of June 17, 2013 among Interxion Holding N.V., ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Bank of America Securities Limited.

4.2‡	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated April 9, 2014, by and among, Interxion Holding N.V., and Barclays Bank PLC, as agent.

4.3☐	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated July 17, 2014, by and among, Interxion Holding N.V., and Barclays Bank PLC, as agent.

4.4☐	Accession Letter to the Senior Multicurrency Revolving Facility Agreement dated December 17, 2013 among InterXion Holding N.V. and InterXion Sverige AB, as additional guarantor.

4.5☐	Accession Letter to the Senior Multicurrency Revolving Facility Agreement dated December 22, 2014 among InterXion Holding N.V. and InterXion Österreich GmbH, as additional guarantor.

4.6‡	Directors Remuneration Policy of InterXion Holding N.V. dated January 20, 2012.

4.7	Management Agreement Managing Director InterXion Holding N.V. dated July 1, 2016.

4.8§	InterXion Holding N.V. 2008 International Stock Option and Incentive Master Award Plan dated January 2008.

4.9§	InterXion Holding N.V. 2011 International Stock Option and Incentive Master Award Plan dated May 31, 2011.

4.10‡	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated October 30, 2014.

4.11‡	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated March 17, 2014.

Exhibit Number	Description of Document

4.12☐	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated July 2, 2013.

4.13‡	Senior secured facility agreement dated April 14, 2014 by and among the Company, the guarantors thereunder, ABN AMRO Bank N.V. and Barclays Bank PLC, as lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee.

4.14*†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 15 to the Lease Agreement dated November 30, 2009.

4.15*†	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

4.16*†	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

4.17*†	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

4.18*†	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

4.19*†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Eliahou Zeloof, Amira Zeloof, Ofer Zeloof and Oren Zeloof dated February 23, 2000.

4.20*†	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

4.21☐†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Amira Zeloof, Ofer Zeloof and Oren Zeloof dated November 1, 2011.

4.22☐†	Lease Agreement among InterXion Holding N.V., InterXion France Sas and Corpet Louvet Sas dated January 3, 2011.

4.23☐†	Lease Agreement among InterXion Holding N.V., InterXion España, S.A.U and Chainco Investments Company, S.L. dated October 10, 2011.

4.24☐†	Lease Agreement among InterXion España, S.A.U. and Edificios Alsina Sur, S.A. dated February 27, 2012.

4.25☐†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 17 to the Lease Agreement dated September 1, 2011.

4.26††	Lease Agreement between InterXion Netherlands B.V. and ProLogis Netherlands VII SarL dated April 15, 2013.

4.27††	Lease Agreement among InterXion España, S.A.U. and Edificios Alsina Sur, S.A. dated June 5, 2013.

4.28††	Lease Agreement between InterXion Deutschland GmbH and Union Investment Real Estate GmbH date August 2, 2013.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Consent of KPMG Accountants N.V.

Notes:

*	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form F-1 (File No. 333-171662) filed with the SEC and hereby incorporated by reference to such Registration Statement.
†	Confidential treatment has been received for certain portions which are omitted in the copy of the exhibit filed with the SEC. The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
††	The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
‡	Previously filed as an exhibit on Form 6-K (File No. 001-35053) filed with the SEC and hereby incorporated by reference.

§	Previously filed as an exhibit to the InterXion Holding N.V.’s Registration Statement on Form S-8 (File No. 119-28329) filed with the SEC and hereby incorporated by reference to such Registration Statement.
☐	Previously filed as an exhibit on Form 20-F (File No. 001-35053) filed with the SEC and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERXION HOLDING N.V.

/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer
Date:	March 30, 2017

INDEX TO FINANCIAL STATEMENTS

Audited financial statements of InterXion Holding N.V. as of and for the years ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of InterXion Holding N.V.

We have audited the accompanying consolidated statements of financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2016, 2015, and 2014, and the related consolidated income statements and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited InterXion Holding N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). InterXion Holding N.V.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on InterXion Holding N.V.’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditure of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2016, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, InterXion Holding N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Accountants N.V.

Rotterdam, The Netherlands

March 30, 2017

CONSOLIDATED INCOME STATEMENTS

		Year Ended December 31,
	Note	2016	2015	2014
		(€’000)
Revenues	5,6	421,788	386,560	340,624
Cost of sales	5,8	(162,568)	(151,613)	(139,075)

Gross profit		259,220	234,947	201,549
Other income	5	333	21,288	271
Sales and marketing costs	5,8	(29,941)	(28,217)	(24,551)
General and administrative costs	5,7,8	(137,010)	(132,505)	(98,884)

Operating income	5	92,602	95,513	78,385
Finance income	9	1,206	3,294	890
Finance expense	9	(37,475)	(32,316)	(28,766)

Profit before tax		56,333	66,491	50,509
Income tax expense	10	(16,450)	(17,925)	(15,449)

Net income		39,883	48,566	35,060

Earnings per share attributable to shareholders:
Basic earnings per share: (€)	17	0.57	0.70	0.51
Diluted earnings per share: (€)	17	0.56	0.69	0.50

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended December 31,
	2016	2015	2014
	(€’000)
Net income	39,883	48,566	35,060
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences	(12,713)	11,633	4,201
Effective portion of changes in fair value of cash flow hedge	(45)	50	(458)
Tax on items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences	1,836	(1,208)	(518)
Effective portion of changes in fair value of cash flow hedge	15	(16)	151

Other comprehensive income/(loss), net of tax	(10,907)	10,459	3,376

Total comprehensive income attributable to shareholders	28,976	59,025	38,436

Note: — The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,
	Note	2016	2015	2014
		(€’000)
Non-current assets
Property, plant and equipment	11	1,156,031	999,072	895,184
Intangible assets	12	28,694	23,194	18,996
Deferred tax assets	10	20,370	23,024	30,064
Other investments	13	1,942	—	774
Other non-current assets*	14	11,914	11,152	10,634

		1,218,951	1,056,442	955,652
Current assets
Trade and other current assets*	14	147,821	141,936	121,164
Short term investments	15	—	—	1,650
Cash and cash equivalents*	15	115,893	53,686	94,637

		263,714	195,622	217,451

Total assets		1,482,665	1,252,064	1,173,103

Shareholders’ equity
Share capital	16	7,060	6,992	6,932
Share premium	16	519,604	507,296	495,109
Foreign currency translation reserve	16	9,988	20,865	10,440
Hedging reserve, net of tax	16	(243)	(213)	(247)
Accumulated profit / (deficit)	16	12,360	(27,523)	(76,089)

		548,769	507,417	436,145
Non-current liabilities
Other non-current liabilities	18	11,718	12,049	12,211
Deferred tax liability	10	9,628	9,951	7,029
Provision for onerous lease contracts	19	—	—	1,491
Borrowings	20	723,975	550,812	540,530

		745,321	572,812	561,261
Current liabilities
Trade payables and other liabilities	18	171,399	162,629	146,502
Income tax liabilities		5,694	2,738	4,690
Provision for onerous lease contracts	19	—	1,517	3,443
Borrowings	20	11,482	4,951	21,062

		188,575	171,835	175,697

Total liabilities		933,896	744,647	736,958

Total liabilities and shareholders’ equity		1,482,665	1,252,064	1,173,103

Note:—The accompanying notes form an integral part of these consolidated financial statements.

*	During 2016, the collaterized cash has been reclassified from ”Cash and cash equivalents” to ”Other current assets” and ”Other non-current assets”. Comparative figures have been adjusted accordingly. Refer to note 14.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Hedging Reserve	Accumulated profit/(deficit)	Total equity
		(€’000)
Balance at January 1, 2016		6,992	507,296	20,865	(213)	(27,523)	507,417
Net income		—	—	—	—	39,883	39,883
Hedging result, net of tax		—	—	—	(30)	—	(30)
Other comprehensive income/(loss), net of tax		—	—	(10,877)	—	—	(10,877)
Total comprehensive income/(loss)		—	—	(10,877)	(30)	39,883	28,976
Exercise of options		48	6,284	—	—	—	6,332
Issuance of performance shares and restricted shares		20	(20)	—	—	—	—
Share-based payments	22	—	6,044	—	—	—	6,044
Total contribution by, and distributions to, owners of the Company		68	12,308	—	—	—	12,376

Balance at December 31, 2016		7,060	519,604	9,988	(243)	12,360	548,769

Balance at January 1, 2015		6,932	495,109	10,440	(247)	(76,089)	436,145
Net income		—	—	—	—	48,566	48,566
Hedging result, net of tax		—	—	—	34	—	34
Other comprehensive income/(loss), net of tax		—	—	10,425	—	—	10,425
Total comprehensive income/(loss)		—	—	10,425	34	48,566	59,025
Exercise of options		43	5,686	—	—	—	5,729
Issuance of performance shares		17	(17)	—	—	—	—
Share-based payments	22	—	6,518	—	—	—	6,518
Total contribution by, and distributions to, owners of the Company		60	12,187	—	—	—	12,247

Balance at December 31, 2015		6,992	507,296	20,865	(213)	(27,523)	507,417

Balance at January 1, 2014		6,887	485,347	6,757	60	(111,149)	387,902
Net income		—	—	—	—	35,060	35,060
Hedging result, net of tax		—	—	—	(307)	—	(307)
Other comprehensive income/(loss), net of tax		—	—	3,683	—	—	3,683
Total comprehensive income/(loss)		—	—	3,683	(307)	35,060	38,436
Exercise of options		45	3,278	—	—	—	3,323
Share-based payments	22	—	6,484	—	—	—	6,484
Total contribution by, and distributions to, owners of the Company		45	9,762	—	—	—	9,807

Balance at December 31, 2014		6,932	495,109	10,440	(247)	(76,089)	436,145

Since no minority shareholders in Group equity exist, the Group equity is entirely attributable to the parent’s shareholders.

Note:— The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
	Note	2016	2015	2014
		(€’000)
Net income		39,883	48,566	35,060
Depreciation, amortization and impairments	11,12	89,835	78,229	62,177
Provision for onerous lease contracts	19	(1,533)	(3,532)	(4,172)
Share-based payments	22	6,105	6,518	6,576
Net finance expense	9	36,269	29,022	27,876
Income tax expense	10	16,450	17,925	15,449

		187,009	176,728	142,966

Movements in trade receivables and other assets		(11,126)	(19,380)	(24,026)
Movements in trade payables and other liabilities		7,505	12,040	16,478

Cash generated from operations		183,388	169,388	135,418

Interest and fees paid		(36,003)	(30,522)	(25,166)
Interest received		136	152	471
Income tax paid		(8,124)	(11,948)	(6,305)

Net cash flow from operating activities		139,397	127,070	104,418

Cash flows from investing activities
Purchase of property, plant and equipment		(241,958)	(186,115)	(212,938)
Financial investments - deposits*		1,139	418	(1,208)
Purchase of intangible assets		(8,920)	(6,521)	(3,339)
Loans to third parties		(1,942)	—	—
Proceeds from sale of financial asset		281	3,063	—
Acquisition of short-term investments	15	—	—	(1,650)
Redemption of short-term investments	15	—	1,650	—

Net cash flow used in investing activities		(251,400)	(187,505)	(219,135)

Cash flows from financing activities
Proceeds from exercised options		6,332	5,686	3,324
Proceeds from mortgages		14,625	14,850	9,185
Repayment of mortgages		(4,031)	(2,346)	(2,041)
Proceeds from revolving facility		—	—	30,000
Repayment of revolving facility		—	—	(30,000)
Proceeds 6% Senior Secured Notes due 2020		154,808	—	157,878
Interest received at issuance of Additional Notes		2,225	—	2,600
Interest paid related to interest received at issuance of Additional Notes		—	—	(2,600)
Transaction costs related to senior secured facility		—	—	(646)
Repayment of other borrowings		—	—	(72)

Net cash flows from / (used in) financing activities		173,959	18,190	167,628
Effect of exchange rate changes on cash		251	1,294	114

Net movement in cash and cash equivalents		62,207	(40,951)	53,025
Cash and cash equivalents, beginning of period		53,686	94,637	41,612

Cash and cash equivalents, end of period	15	115,893	53,686	94,637

Note:— The accompanying notes form an integral part of these consolidated financial statements.

*	During 2016, the collaterized cash has been reclassified from ”Cash and cash equivalents” to ”Other current assets” and ”Other non-current assets”. The impact on the consolidated statement of cash flows has been presented in investing cash flows. Comparative figures have been adjusted accordingly. Refer to note 14.

NOTES TO THE 2016 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The Company’s registered office is at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2016 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

The financial statements, which were approved and authorized for issue by the Board of Directors on March 30, 2017, are subject to adoption by the General Meeting of Shareholders.

2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), effective as at December 31, 2016, as issued by the International Accounting Standards Board (“IASB”), and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of The Netherlands Civil Code.

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments that have been measured at fair value.

IFRS basis of presentation

The audited consolidated financial statements as of December 31, 2016, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2016 have been endorsed by the EU, except that the EU did not adopt certain paragraphs of IAS 39 applicable to hedge transactions. The Group has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by the Group also comply with IFRS as issued by the IASB.

Change in accounting policies

The Group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements. The standards below are applicable for financial statements as prepared after January 1, 2015, for IFRS as issued by the International Accounting Standards Board, and are effective for IFRS as endorsed by the EU for periods ending after January 1, 2016.

•	Amendments to IAS 27 Separate financial statements - Equity method in separate financial statements

•	Amendments to IAS 1 Presentation of financial statements – Disclosure initiative

•	Annual Improvements to IFRSs 2012–2014 Cycle

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations - Changes in method of disposal

•	IFRS 7 Financial Instruments: Disclosures – Servicing contracts

•	IFRS 7 Financial instruments disclosure - Offsetting disclosures in interim financial statements

•	IAS 19 Employee benefits - Discount rate

•	IAS 34 Interim Financial Statements

•	Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

•	Amendments to IFRS 11 Joint arrangements - Accounting for Acquisitions of Interests in Joint Operations

For preparation of these financial statements, the Group has concluded that these standards are not applicable and/or do not have a significant impact.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, which together with underlying assumptions, are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Judgments, estimates and assumptions applied by management in preparing these financial statements are based on circumstances as at December 31, 2016, and Interxion operating as a stand-alone company.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment depreciation (see also Note 11) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment, where there has been a triggering event, by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. In addition, the valuation of some of the assets under construction requires judgments that are related to the probability of signing lease contracts and obtaining planning permits.

Intangible fixed assets amortization (see also Note 12) — Estimated remaining useful lives are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and fair value compared with net book value. The calculation of estimated future cash flows is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective.

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

Share-based payments (see also Note 22) — The Group issues equity-settled share-based payments to certain employees under the terms of the long-term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares and restricted and performance shares, are measured at fair value at the date of grant. The fair value at the grant date of options is determined using the Black Scholes model and is expensed over the vesting period. The fair value at grant date of the performance shares is determined using the

Monte Carlo model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Group’s share price at the date of grant and, for the performance shares, the relative performance of the Group’s share price compared with a group of peer companies.

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

Subsidiaries

With the exception of Stichting Administratiekantoor Management Interxion, all the subsidiary undertakings of the Group, as set out below are wholly owned as of December 31, 2016. Stichting Administratiekantoor is part of the consolidation based on the Group’s control over the entity.

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

Interxion Ireland DAC, Dublin, Ireland;

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

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents, including short-term investments, is valued at face value, which equals its fair value. Restricted cash is included in other (non-) current assets and accounted for at face value, which equals its fair value.

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

Data center freehold land consists of the land owned by the Company and land leased by the Company under finance lease agreements. The data center buildings consist of the core and shell in which we have constructed a data center. Data center infrastructure and equipment comprises data center structures, leasehold improvements, data center cooling and power infrastructure, including infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office equipment and other comprised of office leasehold improvements and office equipment consisting of furniture, computer equipment and software.

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

Amortization is calculated on a straight-line basis over the estimated useful lives of the intangible asset. Amortization methods, useful lives are reviewed annually.

The estimated useful lives are:

• Power grid rights	10–15 years

• Software	3–5 years

• Other	3–12 years

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated annually.

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

Considering the Company manages its data centers by country, and, given the data center campus-structures, the financial performance of data centers within a country is highly inter-dependent, the Company has determined that the cash-generating unit for impairment-testing purposes should be the group of data centers per country, unless specific circumstances would indicate that a single data center is a cash-generating unit.

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

As part of the initial measurement of the amortized costs value of the Senior Secured Notes due 2020, it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected, the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will be recognized in profit and loss.

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

Leases

Leases, in which the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. The finance lease obligations are presented as part of the long-term liabilities and, as far as amounts need to be repaid within one year, as part of current liabilities.

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

For leased properties on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us either to (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10- to 15-year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease. Certain of our leases contain options to purchase the asset.

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision-maker, identified as the Board of Directors. There are two segments: the first is France, Germany, The Netherlands and the United Kingdom (the “Big4”), the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other. The Big4 and Rest of Europe are different segments as management believes that the Big4 countries represent the largest opportunities for Interxion, from market trends and growth perspective to drive the development of its communities of interest strategy within customer segments and the attraction of magnetic customers. As a result, over the past three years we have invested between 68% and 70% of our capital expenditure in the Big4 segment while revenue constituted an average of 64% of total revenue over the same period.

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

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

We define Adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, is recognized as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to terminated and unused data center sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed and for which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We believe EBITDA and Adjusted EBITDA provide useful supplemental information to investors regarding our on-going operational performance because these measures help helps us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and Adjusted EBITDA facilitates comparisons between us and other data center operators and other data center operators that are REITs and other infrastructure based businesses. EBITDA and Adjusted EBITDA are also relevant measures used in the financial covenants of our €100.0 million revolving facility and our 6.00% Senior Secured Notes due 2020.

This information, provided to the chief operating decision-maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance.

We define Recurring Revenue as revenue incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

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

General and administrative costs

General and administrative costs are expensed as incurred and include depreciation expenses.

Employee benefits

Defined contribution pension plans

A defined contribution pension plan is a post-employment plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the income statement in the periods during which the related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan, which are due more than 12 months after the end of the period in which the employees render the service, are discounted to their present value.

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

Share-based payments

The long-term incentive programme enables Group employees to earn and/or acquire shares of the Group. The fair value at the date of grant to employees of share options, as determined using the Black Scholes model for options and the Monte Carlo model for the performance shares, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options and/or shares. Restricted shares are valued based on the market value at grant date. The amount recognized as an expense is adjusted to reflect the actual number of share options, restricted and performance shares that vest.

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

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse or loss carry forwards when they are utilized.

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

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will have an impact on tax expense in the period that such a determination is made.

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

New standards and interpretations not yet adopted

The new standards, amendments to standards and interpretations listed below are available for early adoption in the annual period beginning January 1, 2016, although they are not mandatory until a later period. The Group has decided not to adopt these new standards or interpretations until a later point in time.

Effective date	New standard or amendments
Deferred indefinitely	Amendments to IFRS 10 and IAS 28: Sale or contribution of assets between an investor and its associate or joint venture
January 1, 2017	Amendments to IAS 12: Recognition of deferred tax assets for unrealized losses
January 1, 2017	Amendments to IAS 7: Disclosure initiative
January 1, 2018	IFRS 15 – Revenue from contract with customer;
January 1, 2018	IFRS 9 – Financial instruments;
January 1, 2018	Amendments to IFRS 2: Classification and measurement of share-based payment transactions

IFRS 15 – Revenue from Contracts with Customers

In 2014, the International Accounting Standards Board (IASB) introduced new accounting principles (IFRS 15) for the recognition of revenue from contracts with customers. IFRS 15 specifies how and when revenue is recognized together with enhanced disclosure requirements.

IFRS 15 replaces existing revenue recognition standards: IAS 11 Construction Contracts and IAS 18 Revenue, and a number of revenue-related interpretations.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers. In addition, it provides new guidance on whether revenue should be recognized at a specific point in time or over-time and it moves away from the current ”risks and rewards” concept of revenue recognition to a concept of ”transfer of control”.

We have completed our initial assessment of the potential impact of the adoption of IFRS 15 on our financial statements for our standard customer agreement. The main aspects of the performed impact assessment are set out below, following the five-step model.

Five step model	Preliminary conclusions

Step 1: identify the contract(s) with a customer	IFRS 15 requires a contract to create an enforceable right and obligation. The Company is confident that all the standard agreements with customers meet this requirement.

Step 2: identify the performance obligations in the contract.	The standard requires that at the inception of a contract, we must identify the promised goods and services within the contract and determine which of those goods and services are separate (distinct) performance obligations. Although we are still in the process of analyzing the full impact of IFRS 15, we are comfortable that we have identified the separate performance obligations in the standard agreements.

Step 3: determine the transaction price

Under IFRS 15, the transaction price is based on the amount to which we are entitled under the present contract. The transaction price does not include estimates of consideration resulting from future requests for additional goods and services. The amount to which we expect to be entitled also excludes amounts, such as amounts due as sales tax, collected on behalf of a third party.

Determining the transaction price is an important step in applying IFRS 15 because the transaction price is allocated to the identified performance obligations and is recognized as revenue when (or as) those performance obligations are satisfied.

Based on the work performed in this area we do not expect major changes to the transaction price.

Step 4: allocate the transaction price to the performance obligations

Once the separate performance obligations are identified (Step 2) and the transaction price has been determined (Step 3), IFRS 15 generally requires the allocation of the transaction price to the performance obligations in proportion to their stand-alone selling prices (i.e., on a relative stand-alone selling price basis).

To allocate the transaction price on a relative stand-alone selling price basis, we must first determine the stand-alone selling price of the distinct good or service underlying each performance obligation. Under the standard provided, the stand-alone selling price is the price at which we would sell a good or service on a stand-alone (or separate) basis at the inception of a contract.

It is expected that the allocation of the transaction price to the separate performance obligations based on the relative stand-alone selling price will not have a significant impact on our revenues, as the majority of services provided is part of ”one” single performance obligation which makes use of the Contracted Recurring Revenue method.

Step 5: recognise revenue when (or as) the entity satisfied a performance obligation

Under IFRS 15, we can recognize revenue only when we satisfy an identified performance obligation by transferring a promised good or service to our customer. We consider a good or service to be transferred when the customer obtains control. IFRS 15 states that “control of an asset refers to the ability to direct the use of and obtain substantially all of the remaining benefits from the asset”.

The standard provided that an entity must determine, at the inception of a contract, whether it will transfer control of a promised good or service over-time or at a point in time.

From our analysis to date, as the customers under our standard contracts simultaneously receive and consume the benefits provided by our performance, we are comfortable that IFRS 15 permits the revenue from the majority of our contracts to continue to be recognized over-time.

We are not yet in the position fully to determine the quantitative impact of IFRS 15. However, based on analysis to date of our standard agreements, there is no indication that the timing of our revenue recognition will be significantly affected, since our current accounting treatment is substantially in line with this new standard. The impact of IFRS 15 on non-standard contracts will be assessed in 2017. These new principles will become effective for Interxion from and for the annual reporting period starting on January 1, 2018.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 – Leases, which requires most leases to be recognized on-balance for lessees, thereby eliminating the distinction between operating and finance leases. IFRS 16 replaces IAS 17 - Leases and related interpretations.

Under IFRS 16, a lessee recognizes a right-of-use asset together with a lease liability. The right-of-use asset is treated similarly to other non-financial assets and is accounted for in accordance with the accounting policy applicable to that asset and is depreciated accordingly. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if such rate can be readily determined. If the interest rate implicit in the lease cannot be readily determined, the incremental borrowing rate should be used for discounting and the liability accrues interest.

In addition, the nature of expenses related to leases currently accounted for as operating leases, will change under IFRS 16, as the straight line operating lease expenses will be replaced with a depreciation charge for the right-of-use assets and interest expenses on lease liabilities.

IFRS 16 must be adopted for periods beginning on or after January 1, 2019, with earlier adoption being permitted if the abovementioned IFRS 15 has also been adopted. As of December 31, 2016, the European Commission had not endorsed this standard. The Company has not decided whether or not to early adopt IFRS 16.

The Company has not yet assessed the impact of the aforementioned new standards and interpretations, but is expecting a significant impact in respect of the assets and liabilities that will need to be recognized for its operating leases for land and buildings, among others.

In this respect, the Company identified more than €300 million of off-balance operating lease obligations for operating lease obligations (undiscounted) as of December 31, 2016. See note 23.

4	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	credit risk;

•	liquidity risk;

•	market risk;

•	other price risks.

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

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument were to fail to meet its contractual obligations. It principally arises from the Group’s receivables from customers. The Group’s most significant customer, which is serviced from multiple locations and under a number of service contracts, accounted for 13% of revenues in 2016, for 11% of revenues in 2015, and for less than 10% in 2014.

Trade and other receivables

The Group’s exposure to credit risk is mainly influenced by the individual characteristics of each customer. The makeup of the Group’s customer base, including the default risk of the industry and the country in which customers operate, has less of an influence on credit risk.

The Group has an established credit policy under which each new customer is analyzed individually for creditworthiness before it begins to trade with the Group. If customers are independently rated, these ratings are used. If there is no independent rating, the credit quality of the customer is analyzed taking its financial position, past experience and other factors into account.

The Group’s standard terms require invoices for contracted services to be settled before the services are delivered. In addition to the standard terms, the Group provides service-fee holidays on long-term customer contracts, for which an accrued revenue balance is accounted. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or in service to the customer being suspended.

In 2016, 95% (2015: 94% and 2014: 94%) of the Group’s revenue was derived from contracts under which customers paid an agreed contracted amount, including power on a regular basis (usually monthly or quarterly) or from deferred initial setup fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have been infrequent (see Note 21). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Loans given

The Group has given a USD 2.0 million convertible loan to Icolo Ltd, a start-up company that is building a data center in Kenya.

Bank counterparties

The Group has certain obligations under the terms of its revolving loan agreement and Senior Secured Notes which limit disposal with surplus cash balances. The Group monitors its cash position, including counterparty and term risk, on a daily basis.

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our facilities. The Company grants rent guarantees to landlords of certain of the Group’s property leases (see Note 25).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation or jeopardizing its future.

The majority of the Group’s revenues and operating costs are contracted, which assists it in monitoring cash flow requirements, which it does on a daily and weekly basis. Typically, the Group ensures that it has sufficient cash on demand to meet expected normal operational expenses, including the servicing of financial obligations, for a period of 60 days; this excludes the potential impact of extreme circumstances, such as natural disasters, that cannot reasonably be predicted.

All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are made only once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure (see Note 23).

Senior Secured Notes

On July 3, 2013, the Company issued an aggregate principal amount of €325.0 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”). The net proceeds of the offering were used to purchase all of the €260 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the €260 million Senior Secured Notes due 2017, which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The Senior Secured Notes due 2020 are governed by an indenture dated July 3, 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants including, but not limited to, limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (Adjusted EBITDA to Finance Charges) to exceed 2.00 and a consolidated senior leverage ratio (Total Net Debt to Pro-forma EBITDA) not to exceed 4.00. In addition, the aggregate of any outstanding debt senior to our Senior Secured Notes should not exceed €100.0 million.

The obligations under the Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

On April 29, 2014, the Company completed the issuance of €150.0 million aggregate principal amounted of 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amount to €157.9 million, net of offering fees and expenses of €2.3 million. The net proceeds reflect the issuance of the Additional Notes at a premium at 106.75 and net of offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on July 3, 2013, the Company issued €325.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

On April 14, 2016, the Company completed the issuance of an additional €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (together with the notes issued on April 29, 2014, the “Additional Notes”). The net proceeds of the offering amounted to approximately €155.3 million, net of estimated offering fees and expenses of €2.1 million. The net proceeds include the nominal value of the Additional Notes increased with a premium at 104.50. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture dated July 3, 2013, pursuant to which the Company has previously issued €475.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

Senior Secured Facility

On April 14, 2014, the Company entered into a senior secured facility agreement (the “Senior Secured Facility Agreement”) between, among others, the Issuer, Barclays Bank PLC and ABN AMRO Bank N.V. as lenders and Barclays Bank PLC, as agent (the “Agent”) and security trustee, pursuant to which a €100.0 million senior secured term facility (the “Senior Secured Facility”) was made available to the Company.

Following the successful closing of the offering of Additional Notes (as defined and described in the preceding paragraph), the Company terminated the €100.0 million Senior Secured Facility Agreement. No amounts had been drawn under the Senior Secured Facility Agreement. The deferred financing fees, amounting to €0.6 million were, however, written off in April 2014 in connection with the termination of the Secured Senior Facility Agreement.

Revolving Facility

On June 17, 2013, the Company entered into a new €100.0 million Revolving Facility Agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Bank of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100.0 million Revolving Facility Agreement replaced the €60 million revolving facility agreement.

On July 3, 2013, in connection with the issuance of the €325.0 million Senior Secured Notes due 2020, all conditions precedent to the utilization of this Revolving Facility Agreement were satisfied.

On July 28, 2014, Interxion Holding N.V. received consent from the lenders under its €100.0 million revolving facility to decrease the net assets guarantor coverage from 70% to 65% for a one-year period with effect from June 30, 2014. The Company has not been in breach of any covenants during the year.

As of December 2014, following the addition of Interxion Österreich GmbH as obligor to the group of guarantors, the net assets guarantor coverage exceeded 70%.

The net asset guarantor coverage is calculated as the aggregate net assets of the guarantors under the revolving facility (calculated on an unconsolidated basis and excluding all intragroup items and investments in subsidiaries of any member of the Group), to consolidated net assets of the Group.

The Revolving Facility Agreement also requires the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense), to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA), to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis) that requires total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.00 to 1.00. In addition, the Company must ensure, under the Revolving Facility Agreement, that the guarantors represent a certain percentage of Adjusted EBITDA, and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under the Revolving Facility Agreement, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2016, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

As at December 31, 2016, the Revolving Facility Agreement remained undrawn. The Company’s consolidated fixed charge ratio stood at 4.51 and the net debt ratio/consolidated senior leverage ratio stood at 3.26.

Mortgages

On November 5, 2012, the Company secured a five-year mortgage bank loan of €10.0 million, which is secured by mortgages on the AMS6 property, owned by Interxion Real Estate IV B.V. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. Interest is due quarterly in arrears. No financial covenants apply to this loan in addition to the repayment schedule.

On January 18, 2013, the Group completed two mortgage financings totaling €10.0 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, and by pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly installments in an aggregate amount of €167,000, commencing on April 18, 2013. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of ten years. No financial covenants apply to this loan next to the repayment schedule.

On June 26, 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V., and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing May 1, 2014 and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on the operations of Interxion Real Estate V B.V.

On April 1, 2014, the Group completed a €9.2 million mortgage financing. The facility is secured by a mortgage on the data center property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 15 years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly instalments of €153,330 of which the first quarterly instalment was paid on July 31, 2014, and a final repayment of €153,330, which is due on April 30, 2029. No financial covenants apply to this loan next to the repayment schedule.

On October 13, 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the German real estate property owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual instalments of €1,000,000 of which the first annual instalment was paid on September 30, 2016. The final repayment of €11,000,000 is due on September 30, 2020. No financial covenants apply to this loan in addition to the repayment schedule.

On April 8, 2016, the Group completed a €14.6 million financing. The facility is secured by a mortgage on the data center property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 14 years and nine months, and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is due to be repaid in 177 monthly instalments, increasing from €76,000 to €91,750. The first monthly instalment of €76,000 was paid on April 30, 2016, and a final repayment of €91,750 is due on December 31, 2030.

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

On November 5, 2012, the Company secured a five-year €10.0 million mortgage on the AMS6 data center property. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points per annum. Interest is due quarterly in arrears.

On January 18, 2013, the Group completed two mortgage financings totalling €10.0 million. The loans are secured by mortgages, on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, and pledges on the lease agreements, and are guaranteed by Interxion France SAS. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of ten years.

On June 26, 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V., and a pledge on the lease agreement. The mortgage loan has a variable interest rate based on EURIBOR plus 275 basis points.

On April 1, 2014, the Group completed a €9.2 million mortgage financing. The facility is secured by a mortgage on the data center property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The mortgage loan has a variable interest rate based on EURIBOR plus 200 basis points.

On October 13, 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the real estate property in Germany, which is owned by Interxion Real Estate I B.V., and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points.

On April 8, 2016, the Group completed a €14.6 million financing. The facility is secured by a mortgage on the data center property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 14 years and nine months, and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is due to be repaid in 177 monthly instalments, increasing from €76,000 to €91,750. The first monthly instalment of €76,000 was paid on April 30, 2016, and a final repayment of €91,750 is due on December 31, 2030.

As at December 31, 2016, on the Revolving Facility Agreement the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points, and for GBP amounts drawn the interest payable would be LIBOR plus 350 basis points. The Revolving Facility Agreement was fully undrawn as at December 31, 2016.

Further details are in the Financial Instruments section (see Note 21).

Other market price risk

Until 2014, the Group owned a 1.6% equity shareholding in iStreamPlanet Inc. This asset was measured at fair value through profit and loss. In 2015, the Group sold this shareholding.

Other risks

Price risk

There is a risk that changes in market circumstances, such as strong unanticipated increases in operational costs, construction of new data centers or churn in customer contracts, will negatively affect the Group’s income. Customers individually have short-term contracts that require notice before termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group is a significant user of power and is exposed to increases in power prices. It uses independent consultants to monitor price changes in electricity and seeks to negotiate fixed-price term agreements with the power supply companies, not more than for own use, where possible. The risk to the Group is mitigated by the contracted ability to recover power price increases through adjustments in the pricing for power services.

Capital management

The Group has a capital base comprising its equity, including reserves, Senior Secured Notes, mortgage loans, finance leases and committed debt facilities. It monitors its solvency ratio, financial leverage, funds from operations and net debt with reference to multiples of its previous 12 months’ Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders’, creditors’ and customers’ confidence.

The principal use of capital in the development of the business is through capital expansion projects for the deployment of further equipped space in new and existing data centers. Major capital expansion projects are not initiated unless the Company has access to adequate capital resources to complete the project, and the projects are evaluated against target internal rates of return before approval. Capital expansion projects are continually monitored before and after completion.

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

There are two segments: the first, The Big4, comprises France, Germany, The Netherlands and the United Kingdom; the second, Rest of Europe, comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses, and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily based on the measures of revenue and Adjusted EBITDA. Other information, except as noted below, provided to the Board of Directors is measured in a manner consistent with that in the financial statements.

The geographic information analyzes the Group’s revenues and non-current assets by country of domicile and other individually material countries. In presenting the geographic information, both revenue and assets excluding deferred tax assets and financial instruments are based on geographiclocation.

	Revenues			Non-current assets excluding deferred tax assets and financial instruments
	2016	2015	2014	2016	2015	2014
France	68,816	62,007	53,924	223,917	189,926	187,093
Germany	84,449	68,568	58,618	281,935	231,309	152,029
The Netherlands	70,678	65,225	57,834	286,604	235,270	230,682
United Kingdom	45,831	51,114	43,835	81,156	96,747	92,332
Other countries	152,014	139,646	126,413	316,644	272,771	255,080

Total	421,788	386,560	340,624	1,190,256	1,026,023	917,216

Information by segment, 2016

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	256,004	143,954	399,958	—	399,958
Non-recurring revenue	13,770	8,060	21,830	—	21,830
Total revenue	269,774	152,014	421,788	—	421,788
Cost of sales	(100,921)	(51,769)	(152,690)	(9,878)	(162,568)

Gross profit/(loss)	168,853	100,245	269,098	(9,878)	259,220
Other income	333	—	333	—	333
Sales and marketing costs	(8,390)	(5,209)	(13,599)	(16,342)	(29,941)
General and administrative costs	(73,238)	(32,632)	(105,870)	(31,140)	(137,010)

Operating income	87,558	62,404	149,962	(57,360)	92,602
Net Finance expense					(36,269)

Profit before taxation					56,333

Total assets	990,406	363,444	1,353,850	128,815	1,482,665
Total liabilities	202,330	73,613	275,943	657,953	933,896
Capital expenditures, including intangible assets*	(170,707)	(69,650)	(240,357)	(10,521)	(250,878)
Depreciation, amortization and impairments	60,128	25,371	85,499	4,336	89,835
Adjusted EBITDA(1)	148,191	88,195	236,386	(45,510)	190,876

Note:— * Capital expenditure, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Information by segment, 2015

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	232,624	132,551	365,175	—	365,175
Non-recurring revenue	14,290	7,095	21,385	—	21,385
Total revenue	246,914	139,646	386,560	—	386,560
Cost of sales	(93,311)	(49,440)	(142,751)	(8,862)	(151,613)

Gross profit/(loss)	153,603	90,206	243,809	(8,862)	234,947
Other income	365	—	365	20,923	21,288
Sales and marketing costs	(7,925)	(5,145)	(13,070)	(15,147)	(28,217)
General and administrative costs	(62,828)	(30,687)	(93,515)	(38,990)	(132,505)

Operating income	83,215	54,374	137,589	(42,076)	95,513
Net Finance expense					(29,022)

Profit before taxation					66,491

Total assets	878,568	309,218	1,187,786	64,278	1,252,064
Total liabilities	196,996	54,396	251,392	493,255	744,647
Capital expenditures, including intangible assets*	(131,812)	(55,004)	(186,816)	(5,820)	(192,636)
Depreciation, amortization and impairments	50,317	23,688	74,005	4,224	78,229
Adjusted EBITDA(1)	134,328	78,868	213,196	(41,920)	171,276

Information by segment, 2014

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	200,603	118,581	319,184	—	319,184
Non-recurring revenue	13,608	7,832	21,440	—	21,440
Total revenue	214,211	126,413	340,624	—	340,624
Cost of sales	(83,844)	(47,947)	(131,791)	(7,284)	(139,075)

Gross profit/(loss)	130,367	78,466	208,833	(7,284)	201,549
Other income	271	—	271	—	271
Sales and marketing costs	(7,599)	(5,308)	(12,907)	(11,644)	(24,551)
General and administrative costs	(50,001)	(25,359)	(75,360)	(23,524)	(98,884)

Operating income	73,038	47,799	120,837	(42,452)	78,385
Net Finance expense					(27,876)

Profit before taxation					50,509

Total assets	804,537	290,455	1,094,992	78,111	1,173,103
Total liabilities	166,250	73,448	239,698	497,260	736,958
Capital expenditures, including intangible assets*	(150,224)	(60,436)	(210,660)	(5,617)	(216,277)
Depreciation, amortization and impairments	40,129	18,514	58,643	3,534	62,177
Adjusted EBITDA(1)	113,409	67,273	180,682	(34,295)	146,387

Note:— * Capital expenditure, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Reconciliation to Adjusted EBITDA

Consolidated

	2016	2015	2014
	(€’000)
Net income	39,883	48,566	35,060
Income tax expense	16,450	17,925	15,449

Profit before taxation	56,333	66,491	50,509
Finance income	(1,206)	(5,742)	(890)
Finance expense	37,475	34,764	28,766

Operating income	92,602	95,513	78,385
Depreciation, amortization and impairments	89,835	78,229	62,177

EBITDA(1)	182,437	173,742	140,562
Share-based payments	6,343	7,161	6,576
(Increase)/decrease in provision for onerous lease contracts(4)	—	(184)	(805)
M&A transaction break fee income(2)	—	(20,923)	—
M&A transaction costs(3)	2,429	11,845	325
Income from sub-leases on unused data center sites(5)	(95)	(365)	(271)
Increase/(decrease) in provision for site restoration(6)	(238)	—	—

Adjusted EBITDA(1)	190,876	171,276	146,387

France, Germany, The Netherlands and UK

	2016	2015	2014
	(€’000)
Operating income	87,558	83,215	73,038
Depreciation, amortization and impairments	60,128	50,317	40,129

EBITDA(1)	147,686	133,532	113,167
Share-based payments	838	1,345	1,318
(Increase)/decrease in provision for onerous lease contracts(4)	—	(184)	(805)
Income from sub-leases on unused data center sites(5)	(95)	(365)	(271)
Increase/(decrease) in provision for site restoration(6)	(238)	—	—

Adjusted EBITDA(1)	148,191	134,328	113,409

Rest of Europe

	2016	2015	2014
	(€’000)
Operating income	62,404	54,374	47,799
Depreciation, amortization and impairments	25,371	23,688	18,514

EBITDA(1)	87,775	78,062	66,313
Share-based payments	420	806	960

Adjusted EBITDA(1)	88,195	78,868	67,273

Corporate and other

	2016	2015	2014
	(€’000)
Operating income	(57,360)	(42,076)	(42,452)
Depreciation, amortization and impairments	4,336	4,224	3,534

EBITDA(1)	(53,024)	(37,852)	(38,918)
Share-based payments	5,085	5,010	4,298
M&A transaction break fee income(2)	—	(20,923)	—
M&A transaction costs(3)	2,429	11,845	325

Adjusted EBITDA(1)	(45,510)	(41,920)	(34,295)

Notes:

1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures within the meaning of the rules of the SEC. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
2)	“M&A transaction break fee income” represents the cash break up fee received following the termination of the Implementation Agreement in May 2015. This fee was included in “Other income”.
3)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”. In the year ended 31 December 2016, M&A transaction costs included €2.4 million related to other activity including the evaluation of potential asset acquisitions.
4)	“Increase/(decrease) in provision for onerous lease contracts” relates to those contracts in which we expect losses to be incurred in respect of unused data center sites over the term of the lease contract.
5)	“Income from sub-leases of unused data center sites” represents the income on sub-lease of portions of unused data center sites to third parties. This income is treated as ‘Other income’.
6)	“Increase/(decrease) in provision for site restoration” represents income related to the termination of data center sites. This item is treated as ‘Other income’.

In 2016, the share-based payments include an amount of €238,000 related to taxes and social security charges (2015: €643,000, 2014: €92,000).

6	Revenue

Revenue consists of colocation revenue derived from the rendering of data center services, which includes customer installation services and equipment sales.

7	General and administrative costs

The general and administrative costs consist of the following components:

	2016	2015	2014
	(€’000)
Depreciation, amortization and impairments	89,835	78,229	62,177
Share-based payments	6,343	7,161	6,576
(Increase)/decrease in provision for onerous lease contracts	—	(184)	(805)
M&A transaction costs	2,429	11,845	325
Other general and administrative costs	38,403	35,454	30,611

	137,010	132,505	98,884

8	Employee benefit expenses

The Group employed an average of 574 employees (full-time equivalents) during 2016 (2015: 515 and 2014: 478). Costs incurred in respect of these employees were:

	2016	2015	2014
	(€’000)
Salaries and bonuses	44,556	42,333	36,489
Social security charges	7,113	6,780	6,025
Contributions to defined contribution pension plans	2,571	2,273	2,178
Other personnel-related costs	7,844	7,518	7,355
Share-based payments	6,343	7,161	6,576

	68,427	66,065	58,623

The following income statement line items include employee benefit expenses of:

	2016	2015	2014
	(€’000)
Costs of sales	26,539	24,930	22,282
Sales and marketing costs	19,274	17,580	15,266
General and administrative costs	22,614	23,555	21,075

	68,427	66,065	58,623

The Group operates a defined contribution scheme for the majority of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

9	Finance income and expense

	2016	2015	2014
	(€’000)
Profit from sale of financial asset	281	2,289	—
Bank and other interest	135	82	496
Bond premium and fees in income	790	—	—
Net foreign currency exchange gain	—	923	394

Finance income	1,206	3,294	890

Interest expense on Senior Secured Notes, bank and other loans	(33,095)	(27,094)	(23,783)
Interest expense on finance leases	(1,750)	(3,139)	(2,314)
Interest expense on provision for onerous lease contracts	(16)	(115)	(230)
Other financial expenses	(1,765)	(1,968)	(2,439)
Net foreign currency exchanges loss	(849)	—	—

Finance expense	(37,475)	(32,316)	(28,766)

Net finance expense	(36,269)	(29,022)	(27,876)

“Profit from sale of financial asset” reflects the profit realized on the sale of the Group’s shares in iStreamPlanet Co. The second payment related to this sale, was recognized and received during 2016.

In 2016, the “Interest expense on Senior Secured Notes, bank and other loans” increased principally as result of the impact of the Additional Notes issued in 2016.

In 2015, the “Interest expense on Senior Secured Notes, bank and other loans” increased principally as result of the full year impact of the Additional Notes issued in 2014, and lower capitalized borrowing costs.

“Interest expense on finance leases” decreased compared with 2015, following a €1.4 million adjustment reducing the finance lease obligations.

“Interest expense on provision for onerous lease contracts” related to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

10	Income taxes

Income tax (expense)/benefit

	2016	2015	2014
	(€’000)
Current taxes	(11,421)	(9,170)	(8,947)
Deferred taxes	(5,029)	(8,755)	(6,502)

Total income tax (expense)/benefit	(16,450)	(17,925)	(15,449)

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2016 (25% in 2015 and 2014) and the actual tax benefit/(expense) with an effective tax rate of 29.1% (27.0% in 2015 and 30.6% in 2014) is as follows:

	2016	2015	2014
	(€’000)
Net income	39,883	48,566	35,060
Income tax expense	16,450	17,925	15,449

Profit before taxation	56,333	66,491	50,509

Income tax using Company’s domestic tax rate	(14,083)	(16,623)	(12,627)
Effect of tax rates in foreign jurisdictions	(844)	(407)	(1,033)
Change in tax rate and legislation	367	548	355
Non-deductible expenses	(1,811)	(1,948)	(1,617)
Recognition of previously unrecognized tax losses	147	734	—
Prior year adjustments included in current year tax	(354)	211	(25)
Other	128	(440)	(502)

Income tax expense	(16,450)	(17,925)	(15,449)

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
1 January 2014	13,991	2,617	5,469	24,515	46,592
Recognized in profit/(loss) for 2014	(565)	(1,042)	(2,130)	(1,214)	(4,951)
Recognized in equity	—	—	—	(367)	(367)
Effects of movements in exchange rates	2	—	5	(22)	(15)

31 December 2014	13,428	1,575	3,344	22,912	41,259
Recognized in profit/(loss) for 2015	(858)	(1,091)	(1,021)	(3,553)	(6,523)
Recognized in equity	—	—	—	(1,224)	(1,224)
Effects of movements in exchange rates	11	—	—	221	232

31 December 2015	12,581	484	2,323	18,356	33,744
Recognized in profit/(loss) for 2016	(348)	(484)	(562)	(3,071)	(4,465)
Recognized in equity	—	—	—	1,835	1,835
Effects of movements in exchange rates	1	—	1	(123)	(121)

31 December 2016	12,234	—	1,762	16,997	30,993

Offset deferred tax liabilities	(7,591)	—	(1,628)	(1,404)	(10,623)

Net deferred tax assets/(liabilities)	4,643	—	134	15,593	20,370

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
1 January 2014	(15,600)	—	(693)	—	(16,293)
Recognized in profit/(loss) for 2014	(1,138)	—	(413)	—	(1,551)
Effects of movements in exchange rates	(380)	—	—	—	(380)

31 December 2014	(17,118)	—	(1,106)	—	(18,224)
Recognized in profit/(loss) for 2015	(2,038)	—	(194)	—	(2,232)
Effects of movements in exchange rates	(215)	—	—	—	(215)

31 December 2015	(19,371)	—	(1,300)	—	(20,671)

Recognized in profit/(loss) for 2016	(508)	—	(56)	—	(564)
Effects of movements in exchange rates	984	—	—	—	984

31 December 2016	(18,895)	—	(1,356)	—	(20,251)

Offset deferred tax assets	7,591	—	1,628	1,404	10,623

Net deferred tax assets/(liabilities)	(11,304)	—	272	1,404	(9,628)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2016	2015	2014
	(€’000)
Deductible temporary differences, net	—	34	39
Tax losses	—	180	787

	—	214	826

The accumulated recognized and unrecognized tax losses expire as follows:

	2016	2015	2014
	(€’000)
Within one year	—	2,683	—
Between 1 and 5 years	3,517	3,490	7,000
After 5 years	28,146	25,817	32,318
Unlimited	47,081	57,721	67,397

	78,744	89,711	106,715

11	Property, plant and equipment

	Freehold land and buildings	Infrastructure and equipment	Assets under construction	Total data center assets	Office equipment and other	Total
		(€’000)
Cost:
As at January 1, 2016	174,935	1,127,883	77,664	1,380,482	38,219	1,418,701
Additions	—	64,369	184,603	248,972	9,274	258,246
Exchange differences	6	(17,010)	(2,454)	(19,458)	(501)	(19,959)
Disposals	—	(5,801)	—	(5,801)	(231)	(6,032)
Transfers	1,480	146,530	(148,010)	—	—	—

As at December 31, 2016	176,421	1,315,971	111,803	1,604,195	46,761	1,650,956
Accumulated depreciation and impairment:
As at January 1, 2016	(12,652)	(385,095)	—	(397,747)	(21,882)	(419,629)
Depreciation	(3,584)	(78,680)	—	(82,264)	(5,302)	(87,566)
Exchange differences	(1)	5,920	—	5,919	319	6,238
Disposals	—	5,801	—	5,801	231	6,032

As at December 31, 2016	(16,237)	(452,054)	—	(468,291)	(26,634)	(494,925)
Carrying amount as at December 31, 2016	160,184	863,917	111,803	1,135,904	20,127	1,156,031

Cost:
As at January 1, 2015	168,505	962,405	74,758	1,205,668	29,951	1,235,619
Additions	6,437	13,113	140,637	160,187	8,404	168,591
Exchange differences	(7)	14,889	966	15,848	537	16,385
Disposals		(1,221)	—	(1,221)	(673)	(1,894)
Transfers	—	138,697	(138,697)	—	—	—

As at December 31, 2015	174,935	1,127,883	77,664	1,380,482	38,219	1,418,701
Accumulated depreciation and impairment:
As at January 1, 2015	(9,270)	(313,282)	—	(322,552)	(17,883)	(340,435)
Depreciation	(3,382)	(67,561)	—	(70,943)	(4,333)	(75,276)
Exchange differences	—	(5,332)	—	(5,332)	(321)	(5,653)
Disposals	—	1,080	—	1,080	655	1,735

As at December 31, 2015	(12,652)	(385,095)	—	(397,747)	(21,882)	(419,629)
Carrying amount as at December 31, 2015	162,283	742,788	77,664	982,735	16,337	999,072

Cost:
As at January 1, 2014	103,715	765,282	87,213	956,210	31,028	987,238
Additions	53,597	51,782	141,042	246,421	5,375	251,796
Exchange differences	6	5,227	364	5,597	179	5,776
Disposals		(2,560)	—	(2,560)	(6,631)	(9,191)
Transfers	11,187	142,674	(153,861)	—	—	—

As at December 31, 2014	168,505	962,405	74,758	1,205,668	29,951	1,235,619
Accumulated depreciation and impairment:
As at January 1, 2014	(7,308)	(260,012)	—	(267,320)	(21,170)	(288,490)
Depreciation	(1,962)	(53,907)	—	(55,869)	(3,231)	(59,100)
Exchange differences	—	(1,533)	—	(1,533)	(110)	(1,643)
Disposals	—	2,170	—	2,170	6,628	8,798

As at December 31, 2014	(9,270)	(313,282)	—	(322,552)	(17,883)	(340,435)
Carrying amount as at December 31, 2014	159,235	649,123	74,758	883,116	12,068	895,184

On September 29, 2015, the Group entered into a contract to lease the properties related to the AMS8 data center. The lease, which covers land and building, commenced during the third quarter of 2016. The land component has been treated as an operating lease, the building as a financial lease. As per December 31, 2016, the carrying value of the building amounted to €17.7 million.

In November 2014, the Group agreed to purchase the VIE data center land and building for €18.7 million. The assets were previously accounted for as an operating lease. Upon entering into this purchase agreement, the lease was reported as a finance lease in accordance with IAS 17. In January 2015, the purchase transaction was effected. The purchase amount was paid in full and reported as a purchase of property, plant and equipment within investing cash flow and the finance lease liability was released. As per December 31, 2016, the carrying value of the land amounted to €9,150,000 and the carrying value of the building amounted to €11,060,000.

In August 2014, the Group exercised its option to purchase the AMS7 data center land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of August 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. As per December 31, 2016, the carrying amount of the land amounted to €5,800,000 and the carrying amount of the leased building amounted to €6,985,000.

In August 2014, the Group completed the €8.5 million transaction to purchase a data center campus in Marseille, France, owned by Société Française du Radiotéléphone – SFR SA (“SFR”). As at December 31, 2016, the carrying amount of the land amounted to €638,000 and the carrying value of the building amounted to €6,434,000.

In January 2014, the Group completed the €11.4 million transaction to purchase the data center property in Brussels, Belgium. As at December 31, 2016, the carrying amount of the land amounted to €4,171,000 and the carrying value of the building amounted to €7,683,000.

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will become effective in 2019. As a result of this modification, in accordance with IAS17, as of December 20, 2012, the lease, which was previously reported as an operating lease is reported as a financial lease. Per 31 December 2016, the carrying amount of the land amounted to €20,832,000. In addition, until 2014, the Group leased data center equipment under a number of finance lease agreements, with a carrying amount of €202,000 per December 31, 2013. In 2014, the lease agreement expired and the ownership of these assets was transferred to the Group.

Capitalised interest relating to borrowing costs for 2016 amounted to €3,467,000 (2015: €2,638,000 and 2014: €3,604,000). The cash effect of the interest capitalized for 2016 amounted to €2,219,000, which is presented in the Statement of Cash Flows under “Purchase of property, plant and equipment” (2015: €3,567,000 and 2014: €2,512,000).

As at December 31, 2016, the carrying value of freehold land included in the category “Freehold land and buildings” amounted to €76,854,000 (2015: €76,854,000 and 2014: €70,497,000).

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At December 31, 2016, properties with a carrying value of €90,215,000 (2015: €71,799,000 and 2014: €55,614,000) were subject to a registered debenture to secure mortgages (see Note 20). At December 31, 2016, properties with a carrying value of €51.3 million (2015: €33.9 million and 2014: €52.9 million) were subject to a finance lease agreement (see Note 20).

12	Intangible assets

	Power grid rights	Software	Other	Total
	(€’000)
Cost:
As at January 1, 2016	16,091	16,322	2,165	34,578
Additions	3,647	5,282	—	8,929
Exchange differences	(1,156)	(85)	—	(1,241)
Disposals	—	—	—	—

As at December 31, 2016	18,582	21,519	2,165	42,266
Accumulated amortization and impairment:
As at January 1, 2016	(1,688)	(8,285)	(1,411)	(11,384)
Amortization	(544)	(1,612)	(113)	(2,269)
Exchange differences	—	81	—	81
Disposals	—	—	—	—

As at December 31, 2016	(2,232)	(9,816)	(1,524)	(13,572)
Carrying amount as at December 31, 2016	16,350	11,703	641	28,694

Cost:
As at January 1, 2015	12,833	13,039	2,165	28,037
Additions	2,792	3,733	—	6,525
Exchange differences	466	43	—	509
Disposals	—	(493)	—	(493)

As at December 31, 2015	16,091	16,322	2,165	34,578
Accumulated amortization and impairment:
As at January 1, 2015	(1,297)	(6,447)	(1,297)	(9,041)
Amortization	(391)	(2,290)	(114)	(2,795)
Exchange differences	—	(41)	—	(41)
Disposals	—	493	—	493

As at December 31, 2015	(1,688)	(8,285)	(1,411)	(11,384)
Carrying amount as at December 31, 2015	14,403	8,037	754	23,194

Cost:
As at January 1, 2014	11,980	10,723	2,165	24,868
Additions	376	2,953	—	3,329
Exchange differences	477	25	—	502
Disposals	—	(662)	—	(662)

As at December 31, 2014	12,833	13,039	2,165	28,037
Accumulated amortization and impairment:
As at January 1, 2014	(943)	(4,936)	(1,111)	(6,990)
Amortization	(354)	(2,144)	(186)	(2,684)
Exchange differences	—	(29)	—	(29)
Disposals	—	662	—	662

As at December 31, 2014	(1,297)	(6,447)	(1,297)	(9,041)
Carrying amount as at December 31, 2014	11,536	6,592	868	18,996

Amortization of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

13	Other investments

The other investments represent a USD 2.0 million convertible loan given by Interxion Participation 1 B.V. to Icolo Ltd. Interxion has the option to convert the loan into equity on the maturity date or upon the occurrence of an enforcement event. As at December 31, 2016 the fair value of the conversion option is nil.

Until 2014, the financial asset consisted of a 1.6% equity shareholding in iStreamPlanet Inc., which was sold during the third quarter of 2015. The financial asset was designated as a financial asset measured at fair value through profit and loss. Refer to note 9 for disclosure on the realized gain.

14	Trade and other (non-) current assets

	2016	2015	2014
	(€’000)
Non-current
Data-centre-related prepaid expenses	3,507	2,834	976
Rental and other supplier deposits	3,056	2,929	2,714
Deferred financing costs	142	422	995
Deferred rent related stamp duties	379	501	523
Other non-current assets	4,830	4,466	5,426

	11,914	11,152	10,634

The deferred financing costs relate to the costs incurred for the Revolving Facility Agreement. On June 17, 2013, the Company entered into a €100.0 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Bank of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. The Revolving Facility was undrawn as of December 31, 2016.

On July 3, 2013, in connection with the issue of the €325.0 million Senior Secured Notes due 2020, all conditions precedent to the utilization of this revolving facility agreement were satisfied. In 2012, the Company amended the terms of its existing Revolving Facility Agreement.

	2016	2015	2014
	(€’000)
Current
Trade receivables – net (Note 21)	91,451	79,128	69,224
Taxes receivable	5,416	5,716	2,881
Accrued revenue	34,560	39,442	35,104
Prepaid expenses and other current assets	16,394	17,650	13,955

	147,821	141,936	121,164

Accrued revenue relates to service-fee holidays provided in relation to our long-term customer contracts. As per December 31, 2016, €21.0 million of the accrued revenue balance will not be realized within 12 months.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other related operational data center and construction-related prepayments.

As from 2016, other current and non-current assets include €3.7 million cash held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies (2015: €4.9 million; 2014: €5.3 million). Until 2015, the collaterised cash was included in cash and cash equivalents and disclosed. Comparative figures for 2015 and 2014 have been adjusted accordingly.

15	Cash and cash equivalents and short-term investments

Cash and cash equivalents in prior periods included €4.9 million (2015) and €5.3 million (2014) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies. Since 2016, the cash held as collateral (€3.7 million) has been classified as other current assets (€0.4 million) and other non-current assets (€3.3 million). Comparative figures for 2015 and 2014 have been adjusted accordingly.

Short-term investments in 2014 related to short-term interest bearing deposit accounts. In 2016 and 2015 there were no short-term investments.

16	Shareholders’ equity

Share capital and share premium

	Ordinary shares
	2016	2015	2014
	(In thousands of shares)
On issue at 1 January	69,919	69,317	68,867
Issue/conversion of shares	684	602	450

On issue at 31 December	70,603	69,919	69,317

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of €1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2016, a total of approximately 0.5 million (2015: 0.4 million, 2014: 0.5 million) options were exercized and restricted and performance shares were vested.

At December 31, 2016, 2015 and 2014, the authorized share capital comprised 200,000,000 ordinary shares at par value of €0.10. All issued shares are fully paid.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

17	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2016, was based on the profit of €39,883,000 attributable to ordinary shareholders (2015: €48,566,000 and 2014: €35,060,000) and a weighted average number of ordinary shares outstanding during the year ended December 31, 2016, of 70,349,000 (for the years; 2015: 69,579,000 and 2014: 69,048,000). Profit is attributable to ordinary shareholders on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2016, was based on the profit of €39,883,000 attributable to ordinary shareholders (2015: €48,566,000 and 2014: €35,060,000) and a weighted average number of ordinary shares and the impact of options, restricted share and performance shares outstanding during the year ended December 31, 2016, of 71,215,000 (for the years; 2015: 70,499,000 and 2014: 69,922,000).

In January 2011, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary share. The 5:1 reverse stock split effected is presented in the basic earnings per share calculation and the diluted earnings per share calculation.

Profit attributable to ordinary shareholders

	2016	2015	2014
	(€’000)
Profit attributable to ordinary shareholders	39,883	48,566	35,060

Weighted average number of ordinary shares

Weighted average number of ordinary shares at 31 December	70,349	69,579	69,048
Dilution effect of share options, restricted and performance shares on issue	866	920	874

Weighted average number of ordinary (diluted) at 31 December	71,215	70,499	69,922

18	Trade payables and other liabilities

	2016	2015	2014
	(€’000)
Non-current
Deferred revenue	6,282	5,272	4,986
Other non-current liabilities	5,436	6,777	7,225

	11,718	12,049	12,211

Current
Trade payables	23,076	25,045	23,902
Tax and social security	6,518	9,435	9,921
Customer deposits	19,963	20,500	19,286
Deferred revenue	63,974	60,700	53,246
Accrued expenses	57,868	46,949	40,147

	171,399	162,629	146,502

Trade payables include €10,594,000 (2015: €14,958,000 and 2014: €13,976,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analyzed as follows:

	2016	2015	2014
	(€’000)
Data-center-related costs	18,752	11,788	9,042
Personnel and related costs	12,261	11,709	9,381
Professional services	1,871	2,246	1,857
Customer implementation and related costs	3,081	3,346	3,689
Financing-related costs	17,498	13,454	13,414
Other	4,405	4,406	2,764

	57,868	46,949	40,147

As at December 31, 2016, the accrued financing-related costs principally relate to interest expenses on the Senior Secured Notes.

19	Provision for onerous lease contracts

The provision for onerous lease contracts related to two unused data center sites in Germany, one in Munich terminated in March 2016 and one in Dusseldorf terminated in August 2016.

The provision was calculated based on the discounted future contracted payments net of any sublease revenues.

	2016	2015	2014
	(€’000)
As at 1 January	1,517	4,934	8,875
Increase/(decrease) in provision	—	(184)	(805)
Unwinding of discount	16	115	230
Utilization of provision	(1,533)	(3,348)	(3,366)

As at 31 December	—	1,517	4,934

Non-current	—	—	1,491
Current	—	1,517	3,443

	—	1,517	4,934

Discounted estimated future losses were calculated using a discount rate based on the five-year euro-area government benchmark bond yield prevailing at the balance sheet date.

20	Borrowings

	2016	2015	2014
	(€’000)
Non-current
Senior Secured Notes 6.0%, due 2020	629,327	475,503	475,643
Mortgages	43,508	40,727	29,141
Finance lease liabilities	51,140	34,582	34,141
Other loans	—	—	1,605

	723,975	550,812	540,530
Current
Mortgages	10,904	3,346	2,346
Finance lease liabilities	578	—	18,716
Other loans	—	1,605	—

	11,482	4,951	21,062

Total borrowings	735,457	555,763	561,592

The carrying amounts of the Group’s borrowings are principally denominated in euros. The face value of the Senior Secured Notes as at December 31, 2016 was €625,000,000 (2015: €475,000,000 and 2014: €475,000,000).

The face value of the mortgages amounted to €55,239,000 as per December 31, 2016 (2015: €44,646,000 and 2014: €31,993,000).

Senior Secured Notes and bank borrowings

Mortgages

In November 2012, the Group entered into a five-year mortgage for €10.0 million. The mortgage is secured by the AMS6 land and data center buildings with a carrying value of €15,895,000. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points.

In January 2013, the Group completed two mortgage financings totalling €10.0 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, and pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of €167,000 commencing on April 18, 2013. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of ten years.

In June 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V., and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing May 1, 2014, and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on operations of Interxion Real Estate V B.V.

In April 2014, the Group completed a €9.2 million financing. The facility is secured by a mortgage on the data center property in Zaventhem (Belgium), which was acquired by Interxion Real Estate IX N.V. on January 9, 2014, anda pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 15 years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly instalments of €153,550, of which the first quarterly instalment was paid on July 31, 2014, and a final repayment is due on April 30, 2029.

On October 13, 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the real estate property in Germany, which is owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual instalments of €1,000,000 of which the first annual instalment was paid on September 30, 2016, and a final repayment of €11,000,000 which is due on September 30, 2020.

On April 8, 2016, the Group completed a €14.6 million financing. The facility is secured by a mortgage on the data center property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, and a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of 14 years and nine months, and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is due to be repaid in 177 monthly instalments, increasing from €76,000 to €91,750. The first monthly instalment of €76,000 was paid on April 30, 2016, and a final repayment of €91,750 is due on December 31, 2030.

These mortgages do not conflict with the restrictions of the Indenture and the Revolving Facility Agreement.

Senior Secured Notes due 2020

On July 3, 2013, the Company issued an aggregate principal amount of €325.0 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”).

The net proceeds of the offering were used to purchase all the €260 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the €260 million Senior Secured Notes due 2017 which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The €325.0 million Senior Secured Notes due 2020 are governed by an indenture dated July 3, 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio to exceed 2.00 and a consolidated senior leverage ratio (net of cash and cash equivalents) not to exceed 4.00.

The obligations under the €325.0 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

On April 29, 2014, the Company completed the issuance of €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amount to €157.9 million, net of offering fees and expenses of €2.3 million. The net proceeds reflect the issuance of the Additional notes at a premium of 106.75 and net of offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on July 3, 2013, the Company issued €325.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

On April 14, 2016, the Company completed the issuance of an additional €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (together with the notes issued on April 29, 2014, the “Additional Notes”). The net proceeds of the offering amounted to approximately €155.3 million, net of estimated offering fees and expenses of €2.1 million. The net proceeds contain the nominal value of the Additional Notes increased with a premium at 104.50. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture dated July 3, 2013, pursuant to which the Company has previously issued €475.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

The Company may redeem all or part of the €625.0 million Senior Secured Notes due 2020. The Company has the following redemption rights:

Optional Redemption

At any time after July 15, 2016 and before maturity, upon not less than ten and not more than 60 days’ notice, the Company may redeem all or part of the Senior Secured Notes. These redemptions will be in amounts of €100,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set out below.

Year	Redemption Price
2016	104.500%
2017	103.000%
2018	101.500%
2019 and thereafter	100.000%

Change of Control

If, at any time, directly or indirectly, a beneficial owner becomes owner of more than 50% of the total voting power of the voting stock of the Company, a change of control occurs. The Company shall then make an offer to each holder of the Senior Secured Notes to purchase each holder’s Senior Secured Notes, in whole or in part, in a principal amount of €100,000, or in integral multiples of €1,000, in excess thereof at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

€100.0 million Revolving Facility Agreement

On June 17, 2013, the Company entered into a new €100.0 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100.0 million revolving facility agreement replaced the €60 million revolving facility agreement.

On July 3, 2013, in connection with the issue of the €325.0 million Senior Secured Notes due 2020, all conditions precedent to the utilization of this revolving facility agreement were satisfied.

Change of control or sale of assets

If, there is a sale of all or substantially all the assets of the Group whether in a single transaction or a series of related transactions, or a change of control that any beneficial owner gains control of the Company, then a lender under the revolving facility agreement shall not be obliged to fund a loan to the Company.

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

Maturity profile

The maturity profile of the gross amounts of Senior Secured Notes and Mortgages is set out below:

	2016	2015	2014
	(€’000)
Within one year	7,332	—	—
Between 1 and 5 years	643,800	503,199	14,266
Over 5 years	29,107	16,447	492,727

	680,239	519,646	506,993

The Group has the following undrawn bank borrowing facilities:

	2016	2015	2014
	(€’000)
Expiring within one year	—	—	—
Expiring between 1 and 5 years	100,000	100,000	100,000

	100,000	100,000	100,000

Covenants

The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt and/or guarantees;

•	enter into transactions other than on an arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorised by the Revolving Facility Agreement;

•	sell certain kinds of assets;

•	enter into any sale and leaseback transactions;

•	make certain investments or other types of restricted payments;

•	substantially change the nature of the Company or the Group’s business;;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The Revolving Facility also requires the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense), to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA), to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

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

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2016, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

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

The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 2016, the Company was in compliance with all covenants in the Indenture.

Interxion remained in full compliance with all its debt covenants. The Company’s consolidated fixed charge ratio stood at 4.51 (2015: 5.14) and both the net debt ratio and the leverage ratio financial covenant stood at 3.26 (2015: 2.94).

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following payment schedule:

	2016	2015	2014
	(€’000)
Gross lease liabilities:
Within one year	4,346	2,990	21,604
Between 1 and 5 years	31,904	30,230	31,964
More than 5 years	39,144	20,024	21,280

	75,394	53,244	74,848
Future interest payments	(23,676)	(18,662)	(21,991)

Present value of minimum lease payments	51,718	34,582	52,857

In September 2015, the Group entered into a contract to lease the properties related to the AMS8 data center. The lease, which covers land and building, commenced during the third quarter of 2016. The land component has been treated as an operating lease, the building as a finance lease. As per December 31, 2016, the carrying value of the building amounted to €17.7 million.

In November 2014, the Group agreed to purchase the VIE data center land and building for €18.7 million. The assets were previously accounted for as an operating lease. Upon entering into this purchase agreement, the lease was reported as a finance lease in accordance with IAS 17. In January 2015 the purchase transaction was effected. The purchase amount was paid in full and reported as a purchase of property, plant and equipment within investing cash flow and the finance lease liability was released. The carrying value of the land amounts to €9,150,000 and the carrying value of the building amounts to €10,171,000.

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

Other loans

The Group had a loan facility with the landlord of one of its unused data center sites in Germany to allow the Group to invest in improvements to the building to meet the requirements of sub-lessees. The loan bore interest at 6% per annum and was repaid in 2016. As at December 31, 2015, the balance of the landlord loan was €1,605,000 (2014: €1,605,000).

21	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2016	2015	2014
	(€’000)
Trade receivables	91,451	79,128	69,224
Accrued revenue	34,560	39,442	35,104
Rental and other supplier deposits	3,056	2,929	2,714
Other investments	1,942	—	—
Restricted cash	3,729	4,868	5,286
Cash and cash equivalents	115,893	53,686	94,637

	250,631	180,053	206,965

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

The Group’s largest financial asset balance exposed to credit risk is with a financial institution, one of the Company’s relationships banks, which accounts for approximately 39% of the total balance exposed to credit risk as at December 31, 2016.

The Group’s largest customer balance exposed to credit risk is with a customer, serviced from multiple locations under multiple service contracts, which accounts for approximately 14% of the total balance exposed to credit risk as at December 31, 2016.

The maximum credit exposure on the trade receivables is limited by the deferred revenue balance of €70,256,000, as presented in Note 18 (2015: €65,972,000 and 2014: €58,232,000).

The exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2016	2015	2014
	(€’000)
UK, France, Germany and The Netherlands	71,099	62,448	55,121
Rest of Europe	19,807	16,246	14,103
Corporate	545	434	0

	91,451	79,128	69,224

The aging of trade receivables as at the reporting date was:

	2016		2015		2014
	Gross	Allowance	Gross	Allowance	Gross	Allowance
	(€’000)
Not past due	69,771	—	66,016	—	57,009	—
Past due 0–30 days	12,027	—	7,569	—	7,511	—
Past due 31–120 days	7,329	8	3,589	20	3,640	91
Past due 120 days–1 year	2,358	234	1,797	111	1,262	122
More than 1 year	324	116	349	61	75	60

	91,809	358	79,320	192	69,497	273

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2016	2015	2014
	(€’000)
Balance as at 1 January	192	273	239
Impairment loss recognized	285	144	219
Write-offs	(119)	(225)	(185)

Balance as at 31 December	358	192	273

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2016

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	629,327	775,000	37,500	737,500	—
Finance lease liabilities	51,718	75,394	4,346	31,904	39,144
Mortgages	54,412	60,792	12,137	28,980	19,675
Trade and other payables(1)	95,803	95,803	95,624	26	153

	831,260	1,006,989	149,607	798,410	58,972

31 December 2015

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	475,503	617,500	28,500	589,000	—
Finance lease liabilities	34,582	53,244	2,990	30,230	20,024
Mortgages	44,073	49,748	4,466	34,120	11,162
Other loans	1,605	1,629	1,629	—	—
Trade and other payables(1)	89,743	89,743	89,743	—	—

	645,506	811,864	127,328	653,350	31,186

December 31, 2014

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	475,643	646,000	28,500	114,000	503,500
Finance lease liabilities	52,857	74,848	21,604	31,964	21,280
Mortgages	31,487	36,783	3,246	20,767	12,770
Other loans	1,605	1,726	96	1,630	—
Trade and other payables(1)	81,919	81,919	81,919	—	—

	643,511	841,276	135,365	168,361	537,550

Notes:—

(1)	The carrying amount excludes accrued interest on Senior Secured Notes and mortgages, deferred revenues and rental holidays.

Market risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2016	2015	2014	2016	2015	2014
Euro
GBP 1	1.220	1.379	1.241	1.167	1.357	1.278
CHF 1	0.918	0.937	0.823	0.931	0.923	0.831
DKK 1	0.134	0.134	0.134	0.135	0.134	0.134
SEK 1	0.106	0.107	0.110	0.104	0.109	0.105

Sensitivity analysis

A 10% strengthening of the euro against the following currencies at December 31, would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remained constant and was performed on the same basis for 2015 and 2014.

	Equity	Profit or loss
	(€’000)
31 December 2016
GBP	(3,490)	(127)
CHF	(4,990)	(186)
DKK	(2,268)	(211)
SEK	(1,179)	38
31 December 2015
GBP	(3,848)	(1,290)
CHF	(4,757)	(148)
DKK	(2,042)	(186)
SEK	(356)	(137)
31 December 2014
GBP	(2,415)	(903)
CHF	(4,138)	(23)
DKK	(1,763)	(155)
SEK	(212)	117

A 10% weakening of the euro against the above currencies at December 31, would have had the equal, but opposite, effect to the amounts shown above, on the basis that all other variables remained constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2016	2015	2014
	(€’000)
Fixed-rate instruments
Senior Secured Notes	629,327	475,503	475,643
Finance lease liabilities	51,718	34,582	52,857
Mortgages	5,400	5,870	6,341
Other loans	—	1,605	1,605

	686,445	517,560	536,446
Variable-rate instruments
Mortgages	49,012	38,203	25,146

	735,457	555,763	561,592

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

Cash flow sensitivity analysis for fixed-rate instruments

The Group does not account for any fixed-rate financial assets and liabilities at fair value through profit and loss, and does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. A change in interest rates at the end of the reporting period would, therefore, not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remained constant.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
31 December 2016
Variable rate instruments	(478)	478	(84)	84
31 December 2015
Variable rate instruments	(261)	261	(91)	91
31 December 2014
Variable rate instruments	(251)	251	(91)	91

Fair values and hierarchy

Fair values versus carrying amounts

As of December 31, 2016, the market price of the 6.00% Senior Secured Notes due 2020 was 105.045 (2015: 105.780 and 2014: 105.005). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €657 million, compared with their nominal value of €625.0 million. In 2015 the value of the notes was €502 million compared with a nominal value of €475 million.

Until 2014, the Group had a financial asset carried at fair value, its investment in iStreamPlanet Inc. This investment was sold during 2015. In addition, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of December 31, 2016, the fair value of all mortgages would have been equal to their carrying amount of €54.4 million. As of 31 December 2016, the fair value of the financial lease liabilities would have been €55.6 million compared with their carrying amount of €51.7 million.

As of December 31, 2016, the fair value of the conversion option in the convertible loan to Icolo Ltd., is nil.

Fair-value hierarchy

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

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair-value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair-value of an asset or a liability fall into different levels of the fair-value hierarchy, then the fair-value measurement is categorized in its entirety at the same level of the fair-value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair-value hierarchy at the end of the reporting period during which the change has occurred.

The values of the instruments are:

	Carrying value	Fair value
		Level 1	Level 2	Level 3
31 December 2016
Senior secured notes 6.00% due 2020	(629,327)	(657,000)	—	—
Finance leases	(51,718)	—	(55,625)	—
Mortgages	(54,412)	—	(54,412)	—
Interest rate swap	(367)	—	(367)	—
Conversion option	0	—	—	0
31 December 2015
Senior secured notes 6.00% due 2020	(475,503)	(502,000)	—	—
Finance leases	(34,582)	—	(41,012)	—
Mortgages	(44,073)	—	(44,073)	—
Interest rate swap	(321)	—	(321)	—
31 December 2014
Senior secured notes 6.00% due 2020	(475,643)	(499,000)	—	—
Finance leases	(52,857)	—	(60,200)	—
Mortgages	(31,487)	—	(31,487)	—
Interest rate swap	(368)	—	(368)	—
Financial asset	774	—	—	774

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The financial asset, which was in Level 3 until 2014, was been sold during the year. The profit realized on this divestment is disclosed in note 9. The conversion option relates to the convertible loan given to Icolo Ltd, and has no value as at December 31, 2016.

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital.

The Group’s net debt to equity ratio at the reporting date was as follows:

	2016	2015	2014
	(€’000)
Net debt
Total liabilities	933,896	744,647	736,958
Less: cash	(115,893)	(53,686)	(94,637)

	818,003	690,961	642,321
Equity
Total equity	548,769	507,417	436,145

Net debt to equity ratio	1.49	1.36	1.47

22	Share-based payments

Summary of outstanding options and restricted shares as of December 31, 2016

The terms and conditions of the grants (excluding restricted shares and performance share grants), under the 2011 and 2013 Option Plans with an USD exercise price, were as follows:

Grant date	Employees entitled	Exercise price in $	Outstanding	Exercisable
		(in thousands)
2011	Executive Director	14.74	300	300
	Senior employees	10.00-14.65	152	152
2012	Key management	10.00	109	109
	Senior employees	13.67-22.64	1	1
2013	Key management	10.00	6	5
	Senior employees	10.00-15.00	31	24
2014	Senior employees	17.50	99	65
2015	Senior employees	24.60-27.26	77	31
2016	Senior employees	27.14-34.00	90	2

	Total share options		865	689

Share options granted from 2011 onwards, under the 2011 and 2013 Option Plans, generally vest over four years and can be exercised up to eight years after the date of grant. The options granted in 2011 to the Company’s Executive Director, Non-executive Directors and certain employees have an accelerated vesting term.

The number and weighted average exercise prices of outstanding share options, post reverse stock-split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2016	2015	2014	2016	2015	2014
Outstanding at 1 January	—	7.19	5.46	—	14	112
Granted	—	—	—	—	—	—
Exercised	—	7.19	5.05	—	(14)	(94)
Expired	—	—	—	—	—	—
Forfeited	—	—	6.50	—	—	(4)

Outstanding – 31 December	—	—	7.19	—	—	14
Exercisable – 31 December	—	—	7.19	—	—	14

The number and weighted average exercise prices of outstanding share options under the 2011 and 2013 Option Plans, excluding the restricted shares and performance share grants, with US dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2016	2015	2014	2016	2015	2014
Outstanding at 1 January	14.98	14.35	14.13	1,264	1,641	1,792
Granted	31.20	25.17	18.46	94	90	180
Exercised	14.90	14.23	14.60	(479)	(423)	(266)
Expired	—	—	—	—	—	—
Forfeited	20.49	19.29	18.71	(14)	(44)	(65)

Outstanding – 31 December	16.70	14.98	14.35	865	1,264	1,641
Exercisable – 31 December	14.22	14.24	14.17	689	1,030	1,132

The options outstanding at December 31, 2016 have a weighted average remaining contractual life of 3.9 years (2015: 4.2 years and 2014: 5.1 years).

For the services delivered in 2014, a total of 9,980 restricted shares were granted to the Non-executive Directors (1,996 restricted shares each). Of these shares, 3,992 were cancelled because two Non-executive Directors resigned before vesting. The remaining 5,988 restricted shares vested as at June 30, 2015 and were issued and transferred to the Non-executive Directors in July 2015.

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

On June 30, 2016, the Annual General Meeting of Shareholders approved the award of restricted shares, equivalent to a value of €40,000 under the terms and conditions of the 2013 Option Plan, to each of our Non-executive Directors (1,234 restricted shares each) for their services to be provided for the period between the 2016 Annual General Meeting and the 2017 Annual General Meeting. A total of 4,936 restricted shares were granted.

With regard to the performance period of 2014, the Board of Directors approved the conditional award of performance shares in December 2014 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined, on-target equity value for 2014 and the Company’s average share price during the month of January 2014. The actual initial award of 137,574 performance shares, based on the level of the actual Company and individual performance from January 1, 2014 to December 31, 2014, was approved by the Board of Directors in February 2015.

•	With regard to the Executive Director, the first 50% (47,243 performance shares) of the initial award was awarded at the 2015 Annual General Meeting. Of the initial award, 23,621 performance shares vested upon award but were locked up until December 31, 2015, and 23,622 performance shares vested on January 1, 2016. The remaining 50% (47,242 performance shares) of the initial award was subject to the Company’s relative share performance compared with the S&P SmallCap 600 Index over the period January 1, 2014, to December 31, 2015. The Company’s actual relative share performance compared with the S&P SmallCap 600 Index over the period January 1, 2014, to December 31, 2015 was reviewed in January 2016. The relative performance resulted in a maximum pay out level of 150% of pay or an actual final award of 70,863 performance shares. These 70,863 performance shares were approved at the 2016 Annual General Meeting. Of these shares, 50% (or 35,432) of the performance shares vested on January 1, 2017, and 50% (or 35,431) will vest on January 1, 2018.

•

With regard to key members of management, the first 50% of the initial award (21,545 performance shares) was awarded at the 2015 Annual General Meeting. Of the initial award, 10,773 performance shares vested upon award but were locked up until December 31, 2015, and 10,772 performance shares vested on

January 1, 2016. The remaining 50% of the initial award (21,544 performance shares) was subject to the Company’s relative share performance compared with the S&P SmallCap 600 Index over the period January 1, 2014 to December 31, 2015. The Company’s actual relative share performance compared with the S&P SmallCap 600 Index over the period January 1, 2014 to December 31, 2015 was reviewed in January 2016. The relative performance resulted in a maximum pay out level of 150% pay or an actual award of 32,318 performance shares. 50% (or 16,159) of the performance shares vested on January 1, 2017 and 50% (or 16,159) will vest on January 1, 2018.

•	Upon change of control, the performance shares will vest immediately and any lock up provisions will expire.

With regard to the performance period of 2015, the Board of Directors approved the conditional award of performance shares in March 2015 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined, on target equity value for 2015 and the Company’s average share price during the month of January 2015. The actual initial award of 149,600 performance shares, based on the level of the actual Company and individual performance from January 1, 2015 to December 31, 2015, was approved by the Board of Directors in February 2016.

•	With regard to the Executive Director, the first 50% (38,287 performance shares) of the initial award was approved at the 2016 Annual General Meeting. Of these shares, 19,144 performance shares of the initial award vested upon approval but were locked up until December 31, 2016, and 19,143 performance shares vested on January 1, 2017. The remaining 50% (38,287 performance shares) of the initial award are subject to the Company’s relative share performance compared with the S&P SmallCap 600 Index over the period January 1, 2015, to December 31, 2016, and was reviewed in March 2017. The final pay-out is subject to Board approval, and Shareholder approval at the 2017 Annual General Meeting. Should it be approved, 50% of the performance shares will vest on January 1, 2018, and 50% will vest on January 1, 2019.

•	With regard to key members of management, the first 50% of the initial award (36,514 performance shares) was awarded at the 2016 Annual General Meeting. Of the initial award, 18,257 performance shares vested upon award but were locked up until December 31, 2016, and 18,257 performance shares vested on January 1, 2017. The remaining 50% of the initial award (36,512 performance shares) are subject to the Company’s relative share performance compared to the S&P SmallCap 600 Index over the period January 1, 2015 to December 31, 2016. The Company’s actual relative share performance compared with the S&P SmallCap 600 Index over the period January 1, 2015 to December 31, 2016 was reviewed in March 2017. Once the actual final number is approved, 50% of the performance shares will vest on January 1, 2018, and 50% will vest on January 1, 2019.

•	Upon change of control, the performance shares will vest immediately and any lock up provisions will expire.

With regard to the performance period of 2016, the Board of Directors approved the conditional award of performance shares in February 2016 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined on target equity value for 2016 and the Company’s average share price during the month of January 2016. The actual initial award of 140,261 performance shares, based on the level of the actual Company and individual performance from January 1, 2016 to December 31, 2016, was approved by the Board of Directors in February 2017.

•	With regard to the Executive Director, the first 50% (31,902 performance shares) of the initial award is subject to shareholder approval at the 2017 Annual General Meeting. Should they be approved, 15,951 performance shares of the initial award will vest upon award but will be locked up until December 31, 2017 and 15,951 performance shares will vest on January 1, 2018. The remaining 50% (31,903 performance shares) of the initial award is subject to the Company’s relative share performance compared to the S&P SmallCap 600 Index over the period January 1, 2016 to December 31, 2017. The Company’s actual relative share performance compared to the S&P SmallCap 600 Index over the period January 1, 2016 to December 31, 2017 will be reviewed in January 2018. These performance shares are subject to shareholder approval at the 2018 Annual General Meeting. Should they be approved, 50% of the performance shares will vest on 1 January 2019, and 50% will vest on January 1, 2020.

•	With regard to key members of management, the first 50% of the initial award (38,228 performance shares) will be awarded at the 2017 Annual General Meeting. Of the initial award, 19,114 performance shares will vest upon award but will be locked up until December 31, 2017, and 19,114 performance shares will vest on January 1, 2018. The remaining 50% of the initial award (38,228 performance shares) is subject to the Company’s relative share performance compared with the S&P SmallCap 600 Index over the period January 1, 2016, to 31 December 2017. The Company’s actual relative share performance compared with the S&P SmallCap 600 Index over the period January 1, 2016, to December 31, 2017, will be reviewed in January 2018. Once the actual final number is approved, 50% of the performance shares will vest on January 1, 2019, and 50% will vest on January 1, 2020.

•	Upon change of control, the performance shares will vest immediately and any lock up provisions will expire.

In 2014, 20,000 restricted shares were awarded to key members of management (not the Executive Director) of which 5,000 vested in January 2015 and 5,000 vested in January 2016. The remaining 10,000 restricted shares will vest 5,000 shares on January 1, 2017, and 2018. Upon a change of control, these restricted shares will vest immediately.

In 2015, 75,000 restricted shares were awarded to a key member of management (not the Executive Director) of which 25,000 vested in the first quarter of 2015. Half of the remaining 50,000 restricted shares vested on March 1, 2016, and the other 25,000 vested on March 1, 2017. Upon a change of control, these restricted shares will vest immediately.

In 2016, 20,000 restricted shares were awarded to key members of management (not the Executive Director) of which 5,000 vested in January 2017. The remaining 15,000 restricted shares will vest 5,000 shares on January 1, 2018, 2019 and 2020. Upon a change of control, these restricted shares will vest immediately.

The number of restricted shares outstanding at December 31, 2016, 2015 and 2014, is broken down as follows:

	Number of restricted shares
	(in Thousands)
	2016	2015	2014
Outstanding at 1 January	308	272	12
Granted	92	158	351
Vested	(124)	(118)	(91)
Expired	—	—	—
Forfeited	(23)	(4)	—

Outstanding – 31 December	253	308	272

The restricted shares outstanding at December 31, 2016 have a weighted average remaining contractual life of 1.9 years (2015: 2.1 years; 2014: 2.1 years).

The number of performance shares outstanding at December 31, 2016, 2015 and 2014 is broken down as follows:

	Number of performance shares
	(in Thousands)
	2016	2015	2014
Outstanding at 1 January	237	—	—
Granted	185	272	107
Vested	(72)	(35)	(27)
Expired	—	—	—
Forfeited	—	—	(80)

Outstanding – 31 December	350	237	—

Employee expenses

In 2016, the Company recorded employee expenses of €6,343,000 related to share-based payments (2015: €7,161,000 and 2014: €6,576,000). The 2016 share-based payments related expenses include an amount of €238,000 related to taxes and social security charges (2015: €643,000 and 2014: €92,000).

The weighted average fair value at grant date of options granted during the period was determined using the Black-Scholes valuation model. The following inputs were used:

	2016	2015	2014
Share price in € at grant date (post reverse stock split)	28.09-33.89	23.84-28.46	17.04-22.31
Exercise price in € (post-reverse stock split)	24.27-30.47	21.61-24.95	12.68-18.61
Dividend yield	0%	0%	0%
Expected volatility	30%	30%	35%
Risk-free interest rate	1.2%	0.0%-0.4%	0.2%-0.8%
Expected life weighted average	5.0 years	5.1 years	5.1 years

The significant inputs into the model were:

•	expected volatility is based on a combination of the share performance of the Company over a five-year period;

•	the risk-free interest rate based on the yield on U.S. Treasury Strips with a maturity similar to the expected life of the options;

•	dividend yield is considered to be nil;

•	expected life is considered to be equal to the average of the share option exercise and vesting periods.

The weighted average fair value at grant date of the performance shares granted during the period was determined using the Monte Carlo valuation model. In addition to the above-mentioned inputs a one year holding discount of 5.5% was used as input for the performance shares.

Change of control clauses

Some awards to key management contain change of control clauses. If after a change of control of the Company (including any of its successors), the employment agreement is terminated or if the participant is offered a function, which is a material demotion to his current position, all options, restricted and performance shares will vest and become exercisable immediately. Should the employment agreement, other than as the result of a change of control, be terminated before the date that all options have vested, and should the participant and the Company not have agreed that he will be providing support or services to the Company in another capacity, the non-vested options will expire with immediate effect.

23	Financial commitments

(Non-)cancellable operating lease commitments

At December 31, the Group has future minimum commitments for (non-)cancellable operating leases with terms in excess of one year as follows:

	2016	2015	2014
	(€’000)
Within 1 year	28,698	30,857	31,604
Between 1 and 5 years	118,115	125,243	117,009
After 5 years	171,313	181,059	185,194

	318,125	337,159	333,807

The total gross operating lease expense for the year 2016 was €27,500,000 (2015: €27,000,000 and 2014: €25,400,000).

Future committed revenue receivable

The Group enters into initial contracts with its customers for periods of at least one year and generally between three and five years, resulting in future committed revenues from customers. At December 31 the Group had contracts with customers for future committed revenue receivable as follows:

	2016	2015	2014
	(€’000)
Within 1 year	296,600	275,400	253,100
Between 1 and 5 years	434,900	353,600	343,500
After 5 years	52,700	76,700	90,700

	784,200	705,700	687,300

Commitments to purchase energy

Where possible, for its own use, the Group seeks to purchase power on fixed-price term agreements with local power supply companies in the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of energy at fixed prices. At December 31, the Group had entered into non-cancellable energy purchase commitments as follows:

	2016	2015	2014
	(€’000)
Within 1 year	39,100	36,400	28,000
Between 1 and 5 years	21,000	13,700	19,100

	60,100	50,100	47,100

Other commitments

The Group has entered into several other commitments, which in general relate to operating expenses. As at December 31, 2016, the outstanding commitments amount to €40,643,000 (2015: €29,470,000, 2014: €22,292,000).

24	Capital commitments

At December 31, 2016, the Group had outstanding capital commitments totalling €114,131,000 (2015: €66,200,000 and 2014: €62,800,000). These commitments are expected to be settled in the following financial year. The increase results from the timing of expansion projects.

25	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of leases amount to €4,639,000 (2015: €5,966,000; 2014 €5,184,000). Furthermore the Company guaranteed a third party’s future payments in amount of €1,049,000. No other guarantees were granted (2015 and 2014: €53,000).

Site restoration costs

As at December 31, 2016, the estimated discounted cost and recognized provision relating to the restoration of data center leasehold premises was nil (2015: €691,000 and 2014: €1,271,000).

In accordance with the Group’s accounting policy site restoration costs have been provided in the financial statements only in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As at December 31, 2016, the Group estimated the possible liability to range from nil to €24,716,000 (2015: nil to €23,240,000 and 2014: nil to €20,607,000).

Acquisition

On 7 November 2016 the Group entered into a conditional agreement to acquire 100% of the shares of Vancis B.V. This transaction closed in February 2017. More detailed information regarding this acquisition may be found in note 27 below.

26	Related-party transactions

There are no material transactions with related parties, other than disclosed below, and all transactions are conducted on an arm’s length.

Key management compensation

The total compensation of key management was as follows:

	2016	2015	2014
	(€’000)
Short-term employee benefits (salaries and bonuses)	3,473	3,341	2,445
Post-employment benefits	74	43	50
Share-based payments	3,427	3,381	1,982

	6,974	6,765	4,477

Key management’s share-based payment compensation is disclosed in Note 22.

Remuneration of the Executive Director and Non-executive Directors of the Board

The compensation of the Executive Director and the Non-executive Directors of the Board was as follows:

	2016						2015
	Salaries		Bonus		Share- based payment charges	Total	Salaries		Bonus	Share- based payment charges	Total
	(€’000)						(€’000)
D.C. Ruberg	590	[1]	597	[3]	1,189	2,376	590	[1]	693	821	2,104
J.C. Baker	—		—		—	—	21		—	—	21
F. Esser	65		—		40	105	65		—	27	92
M. Heraghty	70		—		40	110	68		—	27	95
J.F.H.P. Mandeville	115	[2]	—		40	155	40		—	27	67
R.M. Manning	—		—		—	—	17		—	—	17
R. Ruijter	75		—		40	115	73		—	65	138

	915		597		1,349	2,861	874		693	967	2,534

	2014
	Salaries		Bonus	Share- based payment charges	Total
	(€’000)
D.C. Ruberg	590	[1]	613	872	2,075
J.C. Baker	48		—	40	88
F. Esser	33		—	20	53
M. Heraghty	33		—	20	53
J.F.H.P. Mandeville	63		—	40	103
R.M. Manning	40		—	40	80
R. Ruijter	10		—	10	20
D. Lister	25		—	22	47
C.G. van Luijk	38		—	20	58
M. Massart	30		—	20	50

	910		613	1,104	2,627

1	Includes allowance of €40,000.
2	Includes €25,000 that has additionally been awarded in relation to the period of July 1, 2015 – December 31, 2015.
3	Based on performance achievements during 2016, this amount is calculated as 108.6% of base salary.

In total 4,936 restricted shares were granted to the Non-executive Directors (1,234 restricted shares each), costs related to these grants are reflected as part of share-based payment charges.

The goal of the Company’s remuneration policy is to provide remuneration to its Directors in a form that will attract, retain and motivate qualified industry professionals in an international labour market, and to align the remuneration of the Directors with the short- and long-term elements of the tasks of the Directors as well as with interests of the stakeholders of the Company. The compensation of our Directors will be reviewed regularly.

27	Events subsequent to the balance sheet date

Vancis acquisition

On November 7, 2016, the Group entered into a conditional agreement to acquire 100% of the shares of Vancis B.V. On February 23, 2017, the Group signed an agreement to purchase 100% of the shares of Vancis B.V. (“Vancis”). Vancis operates colocation services from a data center in Amsterdam, with a satellite facility in Almere, The Netherlands. Total consideration comprises €78.0 million of cash paid immediately upon completion.

Due to the timing of the closing of the acquisition the initial accounting for the business combination has not yet been finalised as Interxion is in the process of evaluating the fair value of the net assets acquired. As such not all relevant disclosures are available. The company expects the purchase price allocation work will be substantially completed before issuing its Q1 2017 interim financial statements.

Senior Secured Revolving Facility

On March 9, 2017 we entered into a €75.0 million senior secured revolving facility agreement (the “New Facility”) by and among InterXion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as lenders thereunder, ABN AMRO Bank N.V., as agent and Barclays Bank PLC as security trustee.

The New Facility has an initial maturity date of 12 months from the date of the New Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms of the New Facility. The New Facility initially bears interest at a rate per annum equal to EURIBOR plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the New Facility is extended up to an additional six months after its initial maturity date.