Form 20-F
period 2017-12-31
InterXion Holding N.V.
filed 2018-04-30
CIK 1500866

As filed with the Securities and Exchange Commission on April 30, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Scorpius 30

2132 LR Hoofddorp

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

71,414,513 ordinary shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Non-IFRS Financial Measures

Included in this annual report are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) Adjusted EBITDA; (ii) Recurring revenue and (iii) Cash generated from operations.

Other companies may present Adjusted EBITDA, Recurring revenue and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Depreciation, amortization and impairments – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•	Share-based payments – primarily the fair value at the grant date to employees of equity awards, which are recognized as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to terminated and unused data center sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed, and which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

For a reconciliation of Adjusted EBITDA to Operating income and Net income, see “Operating and Financial Review and Prospects—Results of operations” and “Operating and Financial Review and Prospects—Results of operations—Adjusted EBITDA”. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts.

Additional Key Performance Indicators

In addition to Adjusted EBITDA, Recurring revenue and Cash generated from operations, our management also uses the following key performance indicators as measures to evaluate our performance:

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

Adjusted EBITDA, Recurring revenue and Cash generated from operations are all non-IFRS measures. Together with the additional key performance indicators listed above, Adjusted EBITDA, Recurring revenue and Cash generated from operations provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants contained in our €225.0 million unsecured subordinated revolving facility dated March 16, 2018 (the “2018 Subordinated Revolving Facility”), our €100.0 million senior secured revolving facility dated March 9, 2017 (as amended and/or restated from time to time) (the “2017 Senior Secured Revolving Facility”), our €100.0 million super senior revolving facility dated June 17, 2013 (as amended and/or restated from time to time) (the “2013 Super Senior Revolving Facility” and together with the 2018 Subordinated Revolving Facility and the 2017 Senior Secured Revolving Facility, the “Revolving Facilities”) and our €625.0 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes”).

Adjusted EBITDA, Recurring revenue, Cash generated from operations and our other key performance indicators listed above may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

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

Solely for convenience, this annual report contains translation of certain euro amounts into U.S. dollars based on the noon buying rate of €1.00 to U.S. $1.2022 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2017. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information”.

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

These and other risks described under “Risk Factors” are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations, including delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedures effective. For a more complete discussion of the factors that could affect our future performance and the industry in which we operate, we urge you to read the sections of this annual report entitled Item 3 “Key Information–Risk Factors”, Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects”, Item 15 “Controls Procedures” and Item 18 “Financial Statements”. In addition, new risk factors may emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

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

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The following selected financial data as of and for the years ended December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2014 and December 31, 2013 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements included in this annual report have been prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board and have been audited by KPMG Accountants N.V., an independent registered public accounting firm.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

	Year ended December 31,	Year ended December 31,
	2017(1)	2017	2016(i)	2015(i)	2014(i)	2013
	(U.S. $’000, except per share amounts and number of shares in thousands)	(€’000, except per share amounts and number of shares in thousands)
Income statement data
Revenue	588,240	489,302	421,788	386,560	340,624	307,111
Cost of sales	(228,985)	(190,471)	(162,568)	(151,613)	(139,075)	(124,141)
Gross profit	359,255	298,831	259,220	234,947	201,549	182,970
Other income	117	97	333	21,288	271	341
Sales and marketing costs	(40,232)	(33,465)	(29,941)	(28,217)	(24,551)	(22,818)
General and administrative costs	(200,996)	(167,190)	(138,557)	(134,391)	(99,518)	(90,134)
Operating income	118,144	98,273	91,055	93,627	77,751	70,359
Net finance expense	(53,338)	(44,367)	(36,269)	(29,022)	(27,876)	(57,453)
Profit before taxation	64,806	53,906	54,786	64,605	49,875	12,906
Income tax expense	(17,840)	(14,839)	(16,450)	(17,925)	(15,449)	(6,082)
Net income	46,966	39,067	38,336	46,680	34,426	6,824
Basic earnings per share	0.66	0.55	0.54	0.67	0.50	0.10
Diluted earnings per share	0.66	0.55	0.54	0.66	0.49	0.10
Number of shares(2)	71,415	71,415	70,603	69,919	69,317	68,867
Weighted average number of shares for Basic earnings per share (3)	71,089	71,089	70,349	69,579	69,048	68,584
Weighted average number of shares for Diluted earnings per share (3)	71,521	71,521	71,213	70,474	69,922	69,345

Notes

(i)	Comparative figures for the years ended December 31, 2016, 2015 and 2014 were restated for errors referred to in Item 15 “Controls and Procedures”. For further information on these errors, see Notes 2 and 29 of our 2017 consolidated financial statements, starting on page F-1.

	Year ended December 31,	Year ended December 31,
	2017(1)	2017	2016	2015	2014	2013
	(U.S. $’000)	(€’000)
Cash flow statement data
Net cash flows from/(used in) operating activities	186,637	155,246	139,397	127,070	104,418	72,563
Net cash flows from/(used in) investing activities	(403,482)	(335,620)	(251,400)	(187,505)	(219,135)	(142,459)
Net cash flows from/(used in) financing activities	125,747	104,597	173,959	18,190	167,628	47,911
Capital expenditure including intangibles(4)	(307,781)	(256,015)	(250,878)	(192,636)	(216,277)	(143,381)

	Year ended December 31,	Year ended December 31,
	2017(1)	2017	2016	2015	2014	2013
	(U.S. $’000)	(€’000)
Balance sheet data
Trade and other current assets	216,138	179,786	147,821	141,936	122,814	97,105
Cash and cash equivalents	46,265	38,484	115,893	53,686	94,637	41,612
Current assets	262,403	218,270	263,714	195,622	217,451	138,717
Non-current assets	1,783,826	1,483,801	1,218,951	1,056,442	955,652	772,058
Total assets	2,046,229	1,702,071	1,482,665	1,252,064	1,173,103	910,775
Current liabilities	414,609	344,875	188,575	171,835	175,697	140,125
Non-current liabilities	914,234	760,468	745,321	572,812	561,261	382,748
Total liabilities	1,328,843	1,105,343	933,896	744,647	736,958	522,873
Shareholders’ equity	717,386	596,728	548,769	507,417	436,145	387,902
Total liabilities and shareholders’ equity	2,046,229	1,702,071	1,482,665	1,252,064	1,173,103	910,775

Notes:

(1)	The “Income statement data”, “Cash flow statement data” and “Balance sheet data” as of and for the year ended December 31, 2017 have been translated into U.S. dollars for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2017, for euros into U.S. dollars at €1.00 = U.S. $1.2022. See “Exchange Rate Information” for additional information.
(2)	“Number of shares” is in thousands as of the end of the year.
(3)	“Weighted average number of shares for Basic earnings per share” and “Weighted average number of shares for Diluted earnings per share” are in thousands.
(4)	Capital expenditure including intangible assets represent payments to acquire property, plant and equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Exchange Rate Information

We publish our financial statements in euros. The conversion of euros into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rates of euros into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of euros as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euros to U.S. dollars and from U.S. dollars to euros in this annual report were made at a rate of €1.00 to U.S. $1.2022, the noon buying rate in effect as of December 31, 2017. We make no representation that any euro or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euros, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets out information on exchange rates between the euro and the U.S. dollar for the periods indicated.

	Low	High
	(U.S. $ per €1.00)
Month:
September 2017	1.1747	1.2041
October 2017	1.1580	1.1847
November 2017	1.1577	1.1936
December 2017	1.1725	1.2022
January 2018	1.1922	1.2488
February 2018	1.2211	1.2482
March 2018	1.2216	1.2440
April 2018 (through April 20, 2018)	1.2230	1.2384

Average for Period (1)
(U.S. $ per €1.00)
Year ended December 31,:
2013	1.3303
2014	1.3210
2015	1.1032
2016	1.1029
2017	1.1396

Source: Federal Reserve Bank of New York

Note:

(1)	Annual averages are calculated from month-end exchange rates by using the average of the exchange rates on the last day of each month during the year.

On April 20, 2018, the noon buying rate was €1.00 to U.S. $1.2282.

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

Our operating expenses primarily consist of personnel, power and property costs. Personnel and property costs cannot be easily reduced in the short term. Therefore, we are unlikely to be able to reduce significantly our expenses in response to a slowdown in demand for our services or any decrease in revenue. The terms of our leases with landlords for facilities that serve as data centers are typically for a minimum period of 10 to 15 years (excluding our extension options) and do not provide us with an early termination right, while our colocation contracts with customers are initially typically for only three to five years. As of December 31, 2017, 42% of our Monthly recurring revenue was generated by contracts with terms of one year or less remaining. Our personnel costs are fixed due to our contracts with our employees having set notice periods and local law limitations in relation to the termination of employment contracts. In respect of our power costs, there is a minimum level of power required to keep our data centers running irrespective of the number of customers using them so our power costs may exceed the amount of revenue derived from power. We could have higher than expected levels of unused capacity in our data centers if, among other things:

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

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped space as we have grown our business. In the year ended December 31, 2017 we invested €256.0 million in both property, plant and equipment (€247.2 million) and intangible assets (€8.8 million, excluding acquisition goodwill). In the year ended December 31, 2016 we invested €250.9 million in both property, plant and equipment (€242.0 million) and intangible assets (€8.9 million). Investments in property, plant and equipment includes expansion, upgrade, maintenance and general administrative IT equipment. Investments in intangible assets include power grid rights and software development.

We expect to continue to invest as we expand our data center footprint and increase our Equipped space based on demand in our target markets. Our total annual investment in property, plant and equipment includes maintenance and replacement capital expenditures. Although in any one year the amount of maintenance and other capital expenditures may vary, we expect that such capital expenditures will be between 4% and 6% of total revenue in the long term.

We currently hold title to the AMS3, AMS6, AMS9, BRU1, CPH2, DUB3, FRA8, FRA10, FRA11, MRS1, PAR3, PAR5, and VIE properties, the MAD3 freehold land and additional properties for future sites. We exercised certain purchase options and agreed to purchase the PAR7 freehold land, on which we own the PAR7 data center and the AMS7 freehold land and properties. The PAR7 land and the AMS7 land and properties are currently reported as financial leases, and they continue to be reported as such until the acquisitions are completed.

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

If we are unable to expand our existing data centers or locate and secure suitable sites for additional data centers on commercially acceptable terms, our ability to grow our business may be limited.

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

Our capital expenditures, together with on-going operating expenses and obligations to service our debt, will be a drain on our cash flow and may decrease our cash balances. The capital markets in the recent past have been and may again become limited for external financing opportunities. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain needed debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures which could adversely affect our results of operations.

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

In addition, corporations that have already invested substantial resources in in-house data center operations may be reluctant to outsource these services to a third-party, or may choose to acquire space within a wholesale provider’s data center, which would allow them to manage the equipment themselves. If existing customers were to conclude that they could provide the same service in-house at a lower cost, with greater reliability, with increased security or for other reasons, they might move such services in-house and we would lose customers and business.

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

Global or regional economic downturns or delayed economic recovery in the regions in which we operate may further impact this long sales cycle by making it extremely difficult for customers to accurately forecast and plan future business activities. This could cause customers to slow spending, or delay decision-making, on our services, which would delay and lengthen our sales cycle.

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

The majority of our initial customer contracts are entered into on a fixed term basis for periods from three to five years, which, unless terminated in advance, are automatically renewed for subsequent one-year periods. See Item 4 “Information on the Company—Customer Contracts”. As of December 31, 2017, 42% of our Monthly recurring revenue was generated by contracts with terms of one year or less remaining. Consequently, a large part of our customer base could either terminate their contracts with us at relatively short notice, or seek to re-negotiate the pricing of such contracts downwards, which, if either were to occur, would have a material adverse effect on our business, financial condition and results of operations.

Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

As of December 31, 2017, we had €3.1 million of recognized net deferred tax assets and no unrecognized net deferred tax assets. We cannot assure you that we will generate sufficient profit in the relevant jurisdictions to utilize these deferred tax assets fully or that the tax loss availability will not expire before we have been able to fully utilize them. In addition, applicable law could change in one or more jurisdictions in which we have deferred tax assets, rendering such assets unusable. Either such event would cause us to pay taxes in greater amounts than would otherwise occur, which may have a material adverse effect on our results of operations.

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

In addition, we can provide no assurance that our IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has risen as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. For example, in December 2015, we became aware that we suffered a breach in our IT security. This resulted in a temporary and localized compromise of the credentials to our customer relationship management system (“CRM”) which allowed unauthorized access to some customer and prospective customer contact details. No financial, personal or other sensitive customer data was accessed, or is stored within this system. This incident only affected our CRM system and did not impact or involve any of the data centers or services that we provide. Upon learning of this incident, we collaborated with our CRM supplier and have worked closely with our security team to ensure that all CRM information is secure. However, any third-party intrusions, viruses, hacker attacks, information or data theft or similar threats against us and our IT systems may have a material adverse effect on our business, financial condition and results of operations.

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

The lingering effects of the European debt crisis or any future slowdown in global economies may have an impact on our business and financial condition in ways that we cannot currently predict.

Any delays in the recovery of the global financial markets from the European debt crisis or future global or regional economic instability could have an adverse effect on our business and our financial condition. If the on-going recovery stalls or if market conditions weaken or become more unstable, some of our customers may have difficulty paying us and we may experience increased churn in our customer base. Our sales cycle could also lengthen as customers slow spending, or delay decision-making, on our services, which could adversely affect our revenue growth. Finally, we could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers.

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

In addition, we cannot assure you that long-term disruptions in the global economy and tighter credit conditions among, and potential failures or nationalizations of, third-party financial institutions as a result of such disruptions will not have an adverse effect on our lenders and our financial condition and results of operations. If the global economy and financial markets deteriorate or continue to face uncertainty, our business, results of operation, cash flows and financial condition could be adversely affected.

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

We operate data centers across a number of markets in the European Union, including the United Kingdom. On March 29, 2017, the British Prime Minister delivered a notice to the European Council pursuant to Article 50 of the Treaty of the European Union to initiate the formal process of withdrawal from the European Union. The Article 50 notice started a two-year period for the United Kingdom to negotiate the terms of its exit from the European Union, although this period can be extended with the unanimous agreement of the European Council. The United Kingdom and the European Union are currently engaged in negotiations to structure their post-Brexit relationship, but significant uncertainty remains about the future relationship between the United Kingdom and the European Union.

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

We have evaluated, and expect to continue to evaluate, potential strategic combinations and acquisitions and other transactions. We may enter into transactions like these at any time, or discussions concerning such transactions, which may include combinations with other companies or businesses, acquisitions of us by third parties, including potential strategic and financial acquirers, and acquisitions by us of businesses, products, services or technologies that we believe to be complementary. These potential transactions expose us to several potential risks, including:

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

Our ability to maximize revenue growth depends on our ability to develop and grow communities of interest within our target customer segments such as Connectivity Providers, Platform Providers and Enterprises. Within each community, there are certain customers, which we consider to be magnetic customers as we believe they make it attractive to other customers to be in our data centers. Our ability to attract magnetic customers to our data centers will depend on a variety of factors, including the presence of multiple carriers, the mix of our offerings, the overall mix of customers, the presence of other magnetic customers, the data center’s operating reliability and security and our ability to effectively market our offerings. We may not be able to attract magnetic customers and therefore may be unsuccessful in the development of our communities of interest. This may hinder the development, growth and retention of customer communities of interest and adversely affect our business, financial condition and results of operations.

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

Our operations are highly dependent on the proper functioning of our information technology systems. We routinely upgrade our information technology systems. The failure or unavailability of such systems during or after an upgrade process could result in the loss of existing or potential customers and harm our reputation, business and operating results.

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

We have a significant amount of debt and may incur additional debt to support our growth. As of December 31, 2017, our total indebtedness was approximately €832.8 million, our stockholders’ equity was €596.7 million, and our cash and cash equivalents totaled €38.5 million. Our substantial amount of debt could have important consequences. For example, it could:

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

We cannot assure you that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including our outstanding Senior Secured Notes and borrowings under our Revolving Facilities or to fund our other liquidity needs. See Item 5 “Operating and Financial Review and Prospects”.

If our future cash flows from operations and other capital resources (including current and future borrowings under our Revolving Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities and capital expenditures;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, including the Senior Secured Notes, on or before maturity.

We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms or our debt, including the Revolving Facilities and the Senior Secured Notes, limit, and any future debt may limit, our ability to pursue any of these alternatives.

We may need to refinance our outstanding debt.

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

If we increase our indebtedness by borrowing under the Revolving Facilities or incur other new indebtedness, the risks described above would increase.

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

Our Revolving Facilities and the Indenture (as defined below) governing the Senior Secured Notes contain covenants which impose significant restrictions on the way we and our subsidiaries operate, including but not limited to (as applicable), restrictions on the ability to:

•	create certain liens;

•	incur debt and/or guarantees;

•	enter into transactions other than on arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorized by the agreements governing the Revolving Facilities;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Senior Secured Notes;

•	enter into any sale and leaseback transactions;

•	make certain investments or other types of restricted payments;

•	substantially change the nature of the Company’s or the Group’s business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

Our 2017 Senior Secured Revolving Facility Agreement and 2013 Super Senior Revolving Facility Agreement each requires us to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of subordinated debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The 2017 Senior Secured Revolving Facility Agreement and 2013 Super Senior Revolving Facility Agreement also each include a leverage ratio financial covenant (tested on a quarterly basis), which requires total net debt (calculated as a ratio to pro forma Adjusted EBITDA) not to exceed 4.75 to 1.00 and, in relation to the 2013 Super Senior Revolving Facility and the 2017 Senior Secured Revolving Facility only, stepping down to 4.00 to 1.00 for each applicable test date after (but not including) June 30, 2018. In addition, the Company must ensure, under the 2017 Senior Secured Revolving Facility Agreement and 2013 Super Senior Revolving Facility Agreement , that the guarantors represent a certain percentage of Adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole.

Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a continuing default under the 2017 Senior Secured Revolving Facility Agreement and 2013 Super Senior Revolving Facility Agreement, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances or to the extent we pay such debts, we may not have sufficient cash to fund our working capital expenditure needs.

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

From January 1, 2017, to December 31, 2017, the closing sale price of our common stock on the New York Stock Exchange (the “NYSE”) ranged from $34.63 to $59.10 per share. The market price for our shares is likely to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

Prior to December 29, 2016, and pursuant to our articles of association, our Board of Directors (as defined herein), for a period of 18 months that lasted until December 29, 2016, had the power to (a) limit or exclude pre-emptive rights in respect of any issue and/or (b) grant rights to subscribe for ordinary shares. As of June 30, 2017, our Board of Directors, for a period of 18 months, from June 30, 2017 onwards, has the power to grant rights to subscribe for up to 2,871,542 ordinary shares for the purpose of our employee incentive schemes and to the extent any such shares are granted, they will not include pre-emptive rights for the benefit of shareholders. As a result, we may issue additional shares under this program while excluding any pre-emptive rights. If we issue additional shares without pre-emptive rights, your ownership interests in our Company would be diluted and this in turn could have a material adverse effect on the price of our shares.

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

Our Nominating Committee and Compensation Committee did not historically (prior to 2016) meet the NYSE independence standard, as one member of each respective committee was not “independent” as defined under Sections 303A.04 and 303A.05 of the NYSE rules, which govern nominating/corporate governance committees and compensation committees, respectively. As of and for the year ended December 31, 2017, each of our Nominating Committee and Compensation Committee was comprised entirely of independent members; however, because of the exemptions available to us as a foreign private issuer, we cannot assure you that we will comply with all of the NYSE corporate governance rules in the future. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers. For an overview of our corporate governance principles, see Item 16G “Corporate Governance.”

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

Any failure or weakness in our internal controls could materially and adversely affect our financial condition, results of operation and our stock price.

As discussed in Item 15 “Controls and Procedures,” upon an evaluation of the effectiveness of the design and operation of our internal control over financial reporting conducted as of December 31, 2017, we concluded that there was a material weakness such that our internal control over financial reporting was not effective as of December 31, 2017.

Although we have been actively engaged in the development and implementation of a remediation plan to address the material weakness identified and continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal control over financial reporting, we cannot assure you that we will not discover additional weaknesses in our internal control over financial reporting. Any such weakness or failure to remediate any existing or future weakness could materially and adversely affect our business and operating results as well as our ability to accurately report our financial condition and results of operations in a timely manner. Furthermore, the price of our stock may be adversely affected by related negative market reactions to any such weakness.

ITEM 4: INFORMATION ON THE COMPANY

Overview

We are a leading provider of carrier and cloud-neutral colocation data center services in Europe. We support approximately 1,800 customers through 49 data centers (as of December 31, 2017) in 11 countries enabling them to create value by housing, protecting and connecting their most valuable content and applications. We enable our customers to connect to a broad range of telecommunications carriers, cloud platforms, internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, between our customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud-neutral colocation services includes space, power, cooling, connectivity, and a physically secure environment in which to house our customers’ computing, network, storage and IT infrastructures. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connect, data backup and storage.

Our headquarters are near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including Amsterdam, Frankfurt, Paris and London, Europe’s main data center markets. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 700 individual carriers and internet service providers, 21 European Internet exchanges and all the leading global cloud platforms. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

Strategy

Target New Customers in High Growth Industry Segments to Further Develop our Communities of Interest

We categorize our customers into industry segments, and we will continue to target new and existing customers in high growth industry segments, including Connectivity Providers, Platform Providers and Enterprises. Winning new customers in these target industries enables us to expand existing and build new high value communities of interest within our data centers. We expect the high value and reduced cost benefits of our communities of interest to continue to attract new customers and expansion from existing customers, which will lead to decreased customer acquisition costs for us. For example, customers in the digital media segment benefit from the close proximity to content delivery network providers, Internet exchanges and cloud platforms in order to create and deliver content to consumers reliably and quickly.

Increase Share of Spend from Existing Customers

We focus on increasing revenue from our existing customers in our target-market segments as well. New revenue from our existing customers comprises a substantial portion of our new business, generating the majority of our new bookings. Our sales and marketing teams focus on proactively working with customers to identify expansion opportunities in new or existing markets.

Maintain Connectivity Leadership

We seek to increase the number of carriers in each of our data centers by expanding the presence of our existing carriers into additional data centers and targeting new carriers. We will also continue to develop our relationships with Internet exchanges and work to increase the number of internet service providers in these exchanges. In countries where there is no significant Internet exchange, we will work with internet service providers and other parties to create an appropriate exchange. Our sales and business development teams will continue to work with our existing carriers and internet service providers, and target new carriers and internet service providers, to maximize their presence in our data centers, and to achieve the highest level of connectivity in each of them, with the right connectivity providers to support the requirements of each of our communities of interest.

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

Disciplined Expansion and Prudent Financial Management

We plan to invest in our data center capacity while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We normally begin new expansions only once we have identified customers and have the capital to fund the build out fully, with the goal of selling 25% of a data center’s space by the time it opens. In order to reduce risk and improve our return on capital to meet our target internal rates of return, we manage the timing and scale of our capital expenditure obligations by phasing our expansions. Finally, we will continue to manage our capital deployment and financial management decisions based on adhering to our target internal rate of return on new expansions and target leverage ratios. For a description of past and current capital expenditure, see Item 5 “Operating and Financial Review and Prospects”.

Our Services

We offer carrier and cloud neutral colocation data center and managed services to our customers.

Colocation

We provide clients with the space and power to deploy IT infrastructure in world-class data centers. Through a number of redundant subsystems, including power, fiber and cooling, we are able to provide our customers with highly reliable services. Our scalable colocation services enable our customers to upgrade space and power, connectivity and services as their requirements expand and evolve. Our data centers employ a wide range of physical security features, including biometric scanners, man traps, smoke detection, fire suppression systems, and secure access. Our colocation facilities include the following services:

Space

Each of our data centers houses our customers’ IT infrastructure in a highly connected facility, designed and fitted to ensure a high level of network reliability. We provide the space and power for our clients to deploy their own IT infrastructures. Depending on their space and security needs, customers can choose individual cabinets, a secure cage or an individual private room.

Power

Each of our data centers offers our customers high power availability. The majority of our data centers have redundant grid connections and, since power availability is essential to their operation, all have a power backup installation in case of outage. Generators, in combination with uninterrupted power supply (UPS) systems, ensure maximum availability. We provide a full range of output voltages and currents and offer our customers a choice of guaranteed levels of availability between 99.9% and 99.999%.

Connectivity

We provide connectivity services that enable our customers to connect their IT infrastructure to exchange traffic and access cloud platforms. These services, which offer connectivity with more than 700 individual carriers and internet service providers and all the leading cloud providers, enable our customers to reduce costs while improving the reliability and performance associated with the exchange of Internet and cloud data traffic. Our connectivity options offer customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers, cloud platforms and some of the most important sources of IP data, content and distribution in the world.

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

Additional Services

In addition to providing colocation services, we provide a number of additional services, including systems monitoring, systems management and engineering support services. Some managed services are only performed on an ad hoc basis, as and when requested by the customer, while others are more recurring in nature. These services are provided either directly by us, or in conjunction with third parties.

Customers

We categorize our customers into three business segments: Connectivity Providers (including Telecom Operators, Internet Service Providers and Content Delivery Networks), Platform Providers (including Content and Cloud Providers) and Enterprises (including both Direct Enterprise customers and those served through IT Service Providers). We have approximately 1,800 customers. The majority of our customers have entered into contracts with us for an initial three to five-year term, which are typically renewed automatically for successive one-year periods.

In the year ended December 31, 2017, 36% of our revenue came from our top 20 customers, 27% from our top 10 customers and 13% from one customer, which is a Fortune 50 company.

The following table sets forth some of our representative customers by segment:

Connectivity Providers	Platform Providers (Content)	Enterprises (IT Service Providers)
Akamai	Bamtech Media	Atos
Limelight Networks	Fox	CapGemini
AT&T	Netflix	Cognizant
BT	Perform	DXC Technology
China Telecom	Riot Games	Evry
China Unicom	Rubicon Project	IBM
Cogent	Yahoo	NNIT
Colt		Siemens
De-CIX
Deutsche Telecom	Platform Providers (Cloud)	Enterprises (Direct)
Sprint	Amazon Web Services	AC Hotels
Tata	Barracuda	Bombardier
Telefonica	Cisco	Brunswick
TIM	Cloudgermany.de	Sephora
Verizon	Digital Ocean	Heidelberg Cement
Vodafone	Microsoft Azure	Konica Minolta
Zayo	Oracle	Merger Market
	Salesforce	Saint Gobain
	Softlayer	RBC Capital Markets
	Tencent	Barclays
	Vasco	Citigroup
	VMware	Credit Suisse
Instinet
London Metal Exchange
Nasdaq

Customer service is provided locally by our in-country teams and centrally via our European Customer Service Center (ECSC), which is located in London. The ECSC, which supports five European languages (Dutch, English, French, German and Spanish), is run by technical support staff, operates 24 hours a day, 365 days a year, and provides rapid and cost-effective technical and business support to all our clients. In addition to its service desk functions, the ECSC monitors and manages the performance of our data centers and takes care of network monitoring and other network operations-center functions. It arranges, as necessary, local engineering support and rapid response (out-of-hours emergency) assistance. To ensure efficient and timely support, a customer relationship management system electronically logs each issue that the ECSC is asked to address.

Customer Contracts

Our customers typically sign contracts for the provision of colocation space, together with basic service-level agreements that provide for support services and other managed services. Unless customers notify us of their intention to terminate, which is normally 90 days before the end of the contract period, contracts (a majority of which have an initial term of three to five years) renew automatically for successive one-year periods. Where it is beneficial to us, however, we will seek to re-negotiate and re-sign with a customer (generally for a minimum one-year period), before the contract expires. Our contracts generally allow us the option to increase prices in accordance with each jurisdiction’s local price indices, and we are generally able to adjust the amount charged for power at any time, and as frequently as necessary, during the life of the contract to account for any increases in the costs we are charged for power by our suppliers or government surcharges.

Contracts for colocation services are priced on the basis of a monthly recurring fee that reflects charges for space, cooling, power used in the common parts of the data center, power “plugs”, and metered power usage, with related infrastructure and implementation costs included in an initial set-up fee. Clients have two options on power usage: (i) to pay in advance (typically included in the total cabinet price), for power usage in “plugs”, which are contractually defined amounts of power per month and for which the customer must pay in full, regardless of how much power is actually used; or (ii) to pay for their actual power usage in arrears on a metered basis. The power-plug option is usually sold in shared areas of our data centers where customers pay per cabinet. The metered power usage option is usually sold to customers that take dedicated space such as a cage, suite or private room, for which where they are charged on a per square meter basis.

Similar to our colocation services, our additional services are typically (except for cross connects) contracted on the basis of an annual (or longer where appropriate) contract and the fee generally consists of monthly recurring charges and usage-based charges as appropriate. It may also include an initial set-up fee. If these services are ad hoc, they are invoiced on completion of the service.

For each new customer contract that we enter into, provides that in the event of a power outage or other equivalent service level agreement breach (for example, repeatedly crossing a temperature or humidity benchmark), the customer will receive a service credit in the form of a reduction in its next service fee payment; the credit is on a sliding scale to reflect the seriousness of the breach. Our customer contracts generally exclude liability for consequential or indirect loss suffered as a result of a service level agreement breach and for force majeure. Historically, service credit payments under our service level agreements have been minimal.

Customer Accounts

Fees are normally invoiced quarterly in advance, with the exception of metered power usage which is invoiced monthly in arrears and cross connects which are invoiced quarterly in arrears. On new contracts, we generally require deposits, which we are able to use to cover any non-payment of invoices. If accounts are not paid on time, we ultimately seek recovery through the court system.

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

Marketing

Our corporate marketing organization is responsible for identifying target customer segments, developing the value proposition that will enable us to succeed in our chosen segments, building and communicating a distinct brand, driving qualified leads into the sales pipeline and ensuring strategic alignment with key partners. Our corporate marketing team supports our strategic priorities through the following primary objectives:

Customer Segmentation and Targeting

Our marketing organization is responsible for the identification of high-growth customer segments and associated companies therein that we wish to target in order to build the communities of interest and develop our value proposition to enable success in our chosen markets. Our marketing organization is also responsible for business development of strategic accounts in each segment working with sales in order to build our communities of interest. Strategic customers when present in our data centers, attract other interested members to join the community. A company in one of our segments is considered “strategic” if its presence adds value to the community of interest by increasing the magnetism of the community. This can be achieved as a consequence of the application, data or capability that they place in our data centers or by virtue of its brand and the associated added value to Interxion and the community.

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

Employees

As of December 31, 2017, we had a total of 658 employees (excluding contractors and interim staff) (as of December 31, 2016: 600; as of December 31, 2015: 533), of which 403 worked in operations and support, 129 in sales and marketing and 126 in general and administrative roles. Of our employees, 477 were employed by our operating companies and 181 worked from our headquarters near Amsterdam or from our corporate offices in London. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees is subject to collective bargaining agreements.

Capital expenditure

During 2017, we invested €256.0 million in the business. Of this capital expenditure, 88%, or €225.0 million, was invested in discretionary expansion and upgrade projects resulting in four new data centers and numerous other expansions across our footprint, together with an expansion in our land bank to provide for future growth. Around two thirds of overall capital expenditure was deployed in the Big 4 countries.

Expansions that were ongoing as of December 31, 2017, included, among others, 9,700 square meters of equipped space in Germany, 5,300 square meters of equipped space in The Netherlands, 5,100 square meters of equipped space in France and 3,600 square meters of equipped space in Austria.

Leases

We hold title to certain of our properties and lease the remainder. We exercised certain purchase options and agreed to purchase the PAR7 and AMS7 properties, which we currently report as financial leases and will continue to report as such until the acquisitions are completed. For the other leased properties in which our data centers are located, we generally seek to secure 20- to 25-year leases.

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

Data Center Operations

We had 49 carrier and cloud neutral colocation data centers in 13 metropolitan areas in 11 countries. The open phases of these data centers represent approximately 130,100 square meters of Maximum equippable space (as of December 31, 2017).

Our data centers are all located in Europe and all our revenues are generated in Europe. For more information on the geographic breakdown of our revenues, see Note 5 of our 2017 consolidated financial statements, included elsewhere herein.

We primarily select sites for our data centers based on expected customer demand, availability of power, access to telecommunications fiber routes, and in our near metropolitan areas. The majority of our data centers are stand-alone structures, close to power sub-stations and telecommunication networks in light industrial areas, rather than in residential areas where more prohibitive environmental regulations exist. Data center design and development is a highly complex process. Construction requires extensive planning and must navigate regulatory procedures which can vary by jurisdiction. We have developed extensive technical experience in building data centers in Europe and are well-positioned to bring new data centers to market rapidly to meet customer demand.

The key characteristics of our data centers are as follows:

Country	Location	Ready for service Quarter	Maximum equippable space as of December 31, 2017
			Square meters
Austria	Vienna-1	Third Quarter, 2000	4,700
Austria(1)	Vienna-2	Fourth Quarter, 2014	6,500
Belgium	Brussels	Third Quarter, 2000	5,100
Denmark(2)	Copenhagen-1	Third Quarter, 2000	3,700
Denmark(3)	Copenhagen-2	Second Quarter, 2016	1,100
France	Marseille-1	Third Quarter, 2014	6,400
France(4)	Marseille-2	Third Quarter, 2017	200
France	Paris-1	First Quarter, 2000	1,400
France	Paris-2	Third Quarter, 2001	2,900
France	Paris-3	Third Quarter, 2007	1,900
France	Paris-4	Third Quarter, 2007	1,300
France	Paris-5	Fourth Quarter, 2009	4,000
France	Paris-6	Third Quarter, 2009	1,300
France(5)	Paris-7	Second Quarter, 2012	6,800
Germany	Dusseldorf-1	Second Quarter, 2000	3,300
Germany	Dusseldorf-2	Fourth Quarter, 2015	1,200
Germany	Frankfurt-1	First Quarter, 1999	500
Germany	Frankfurt-2	Fourth Quarter, 1999	1,100
Germany	Frankfurt-3	First Quarter, 2000	2,200
Germany	Frankfurt-4	First Quarter, 2001	1,400
Germany	Frankfurt-5	Third Quarter, 2008	1,700
Germany	Frankfurt-6	Second Quarter, 2010	2,200
Germany	Frankfurt-7	First Quarter, 2012	1,500
Germany	Frankfurt-8	Second Quarter, 2014	3,700
Germany	Frankfurt-9	First Quarter, 2014	800
Germany	Frankfurt-10	First Quarter, 2016	4,800
Germany(6)	Frankfurt-11	Fourth Quarter, 2017	2,400

Country	Location	Ready for service Quarter	Maximum equippable space as of December 31, 2017
			Square meters
Germany(7)	Frankfurt-12	Third Quarter, 2017	1,100
Ireland	Dublin-1	Second Quarter, 2001	1,100
Ireland	Dublin-2	First Quarter, 2010	2,300
Ireland	Dublin-3	Fourth Quarter, 2016	1,200
The Netherlands	Amsterdam- 1	First Quarter, 1998	600
The Netherlands	Amsterdam- 3	Fourth Quarter, 1999	3,000
The Netherlands	Amsterdam- 4	Fourth Quarter, 2000	—
The Netherlands	Amsterdam- 5	Fourth Quarter, 2008	4,300
The Netherlands	Amsterdam- 6	Third Quarter, 2012	4,400
The Netherlands	Amsterdam- 7	First Quarter, 2014	7,600
The Netherlands(8)	Amsterdam- 8	Fourth Quarter, 2016	2,800
The Netherlands(9)	Amsterdam- 9	First Quarter, 2017	2,300
Spain	Madrid-1	Third Quarter, 2000	4,000
Spain	Madrid-2	Fourth Quarter, 2012	1,700
Sweden	Stockholm-1	Third Quarter, 2000	1,900
Sweden	Stockholm-2	Second Quarter, 2013	1,200
Sweden	Stockholm-3	Third Quarter, 2014	900
Sweden	Stockholm-4	Second Quarter, 2015	1,100
Sweden(10)	Stockholm-5	Second Quarter, 2017	500
Switzerland	Zurich	Fourth Quarter, 2000	7,100
UK	London-1	Third Quarter, 2000	5,400
UK	London-2	Third Quarter, 2012	1,500
Total			130,100

Notes to provide background on increases compared to prior year:

(1)	Vienna-2 Maximum equippable space increased by 300 square meters as a result of a new expansion (VIE 2.8, November 2017).
(2)	Copenhagen-1 Maximum equippable space decreased by 100 square meters due to reduction in accordance with space reporting definitions.
(3)	Copenhagen-2 Maximum equippable space increased by 300 square meters as a result of new expansions (CPH2.2 - January and May 2017).
(4)	Marseille-2 Maximum equippable space increased by 150 square meters as a result of new expansions (MRS2.1A/B - September 2017).
(5)	Paris-7 Maximum equippable space increased by 1,600 square meters as a result of a new expansion (PAR7.2A - February 2017, PAR7.2B - June 2017).
(6)	Frankfurt-11 Maximum equippable space increased by 2,400 square meters as a result of a new expansion (FRA11.1, 11.2 - October 2017).
(7)	Frankfurt-12 Maximum equippable space increased by 1,100 square meters as a result of a new expansion (FRA12 - September 2017).
(8)	Amsterdam-8 Maximum equippable space increased by 1,300 sqm as a result of a new expansion (AMS8.2 - January 2017).
(9)	Amsterdam-9 Maximum equippable space represents the 2,300 sqm added upon acquisition of Interxion Science Park in February 2017.
(10)	Stockholm-5 Maximum equippable space increased by 500 square meters as a result of new expansion (STO5.1 - July 2017).

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

Wholesale Data Centers

Wholesale data center providers include Digital Realty Trust, NTT, and Global Switch.

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

In addition, as a consumer of substantial amounts of electricity, we are affected by the CRC Energy Efficiency Scheme (the “CRC Scheme”), which was introduced in 2010, and simplified in May 2013 by the CRC Energy Efficiency Scheme Order 2013. It is a mandatory UK-wide emissions trading scheme based on electricity usage. Phase 2 runs from April 1, 2014 to March 31, 2019. For Phase 2 of the CRC Scheme, organizations qualified if, during the qualification year (that ran from April 1, 2012 until March 31, 2013), they consumed over 6,000 MWh of qualifying electricity through at least one settled half hour meter. We qualified for the CRC Scheme and registered for Phase 2 with the CRC Registry by the deadline of January 31, 2014. Non-compliance with the CRC Scheme may result in criminal and civil penalties.

Once registered for Phase 2, participants have to monitor and report their annual supplies of electricity and gas and then surrender “allowances” equal to the quantity of carbon dioxide emissions associated with that annual CRC Scheme consumption before the end of October. One allowance must be surrendered for each ton of carbon dioxide emitted. Allowances can be bought or traded and participants must submit an annual report on their CRC energy supplies by the end of July each year. The allowance price in the April 2017 “forecast sale” was £16.60 per ton of carbon dioxide and £17.70 in the “buy to comply” sale in June 2018. The prices of allowances for the 2018/19 compliance year are £17.20 in the forecast sale and £18.30 in the compliance sale. Through the annual report publication, the UK Environmental Agency also publishes information on the basis of participants’ annual reports including details the participants submitted when they registered for the CRC Scheme. The potential impacts of the CRC Scheme on our data centers in the UK include the costs of improving energy efficiency in order to reduce electricity consumption and the costs of allowances and administration in complying with the CRC Scheme.

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

Changes to the UK environmental regulations are expected in the future. The UK government had already announced that it will close the CRC Scheme following the 2018-2019 compliance year, with no purchase of allowances required to cover emissions for energy supplied from April 2019. The last CRC report should therefore be submitted by the end of July 2019 and the last surrender of allowances for emissions from energy supplied in the 2018-2019 compliance year should occur by the end of October 2019. The UK government also consulted in October 2017 on a new, simplified energy and carbon reporting framework for introduction by April 2019. The main rates of the CCL will increase from April 2019, but the UK government will keep the existing CCA eligibility criteria in place through at least 2023 and will increase the CCL discount available to CCA participants from April 2019 to ensure that they pay no more than a Retail Price Index level increase. We will continue to analyze all proposed changes fully and will prepare to comply with any new requirement and/or legal obligations.

Pursuant to Article 8(4-6) of the Energy Efficiency Directive 2012 (aiming to encourage investment in energy efficiency improvements, as part of the European Union’s aim to reduce primary energy consumption by 20% by 2020), European Member States are obliged to ensure that undertakings that meet certain thresholds on the number of employees, annual balance sheet total and annual turnover qualify as specified in Energy Efficiency Directive 2012 carry out energy audits. The directive requires the audits to be carried out at least every four years, and set a first compliance deadline of December 5, 2015. The directive allows alternatives to the audit, such as ISO 50001 certification. If a qualifying undertaking does not comply with its obligations under national legislation, the relevant compliance body may issue sanctions (for example, in the UK, the regulator can issue an enforcement notice and seek civil penalties). Costs associated with the Energy Savings Opportunity Scheme (“ESOS”) include the costs of the ESOS assessments and the voluntary costs of implementing any energy efficiency measures identified.

We meet the qualification thresholds in the UK, Germany, France, Denmark, Sweden and The Netherlands.

In Germany, in accordance with national legislation, we are exempt from performing an energy efficiency audit due to our ISO 50001 certification. The audits (with an initial filing deadline of December 5, 2015) for France, Denmark, Sweden, the UK and The Netherlands have been performed and filed with the relevant authorities.

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

By operating data centers, we will process personal data under the EU Data Protection Directive (95/46/EC), which is implemented through adoption in local legislation of the EU member states and under the EU General Data Protection Regulation (2016/679) which will replace the EU Data Protection Directive (95/46/EC) and the local legislation of the EU member states on May 25, 2018. We are subject to this legislation throughout our footprint as processors and controllers in the meaning of this Directive. This may impose obligations on us, such as an obligation to take reasonable steps to protect that information.

Insurance

We have in place what we consider to be reasonable insurance coverage against the type of risks usually insured by companies carrying on the same or similar types of business as ours in the markets in which we operate. Our insurance broadly falls under the following four categories: professional indemnity, general third-party liability, directors and officers liability and property damage insurance and business interruption insurance.

Our History and Organizational Structure

European Telecom Exchange BV was incorporated on April 6, 1998. After being renamed InterXion Holding B.V. on June 12, 1998, it was converted into InterXion Holding N.V. on January 11, 2000. For further information on the history and development of the Company, see Item 10 “Additional Information—General”. From inception until the acquisition of Interxion Science Park (formerly known as Vancis B.V., “Interxion Science Park”) in 2017, we grew our colocation business organically. Since 2001, we developed our geographic footprint in 13 cities where we have established data center campuses. The only changes to our geographic footprint have been very recent – we added Marseille in 2014 and left Hilversum at the end of 2014. Following the industry downturn that began in 2001 as a result of a sharp decline in demand for Internet-based businesses, we restructured within our geographic base to refocus on a broader and more stable customer base. We have since focused on shifting our customer base from primarily emerging Internet companies and carriers to a wide variety of established businesses that seek to house their IT infrastructure.

Our subsidiaries perform various tasks, such as servicing our clients, operating our data centers, customers support, and providing management, sales and marketing support to the Group. The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our subsidiaries as of December 31, 2017:

Entity	Country of incorporation	Ownership %	Activity
InterXion HeadQuarters B.V.	The Netherlands	100%	Management
Interxion Europe Ltd	United Kingdom	100%	Management
InterXion Operational B.V.	The Netherlands	100%	Management/Holding
InterXion Participation 1 B.V.	The Netherlands	100%	Holding
InterXion Nederland B.V.	The Netherlands	100%	Provision of co-location services
InterXion Datacenters B.V.	The Netherlands	100%	Data center sales and marketing
InterXion Science Park B.V.	The Netherlands	100%	Provision of co-location services
InterXion Real Estate Holding B.V.	The Netherlands	100%	Real estate management/Holding
InterXion Real Estate I B.V.	The Netherlands	100%	Real estate
InterXion Real Estate IV B.V.	The Netherlands	100%	Real estate
InterXion Real Estate V B.V.	The Netherlands	100%	Real estate
InterXion Real Estate X B.V.	The Netherlands	100%	Real estate
InterXion Real Estate XII B.V.	The Netherlands	100%	Real estate
InterXion Real Estate XIII B.V.	The Netherlands	100%	Real estate
InterXion Real Estate XIV B.V.	The Netherlands	100%	Real estate
InterXion Österreich GmbH	Austria	100%	Provision of co-location services
InterXion Real Estate VII GmbH	Austria	100%	Real estate
InterXion Belgium N.V.	Belgium	100%	Provision of co-location services
InterXion Real Estate IX NV.	Belgium	100%	Real estate
InterXion Danmark ApS	Denmark	100%	Provision of co-location services
InterXion Real Estate VI ApS.	Denmark	100%	Real estate
Interxion France SAS	France	100%	Provision of co-location services
Interxion Real Estate II SARL	France	100%	Real estate
Interxion Real Estate III SARL	France	100%	Real estate
Interxion Real Estate XI SARL	France	100%	Real estate
InterXion Deutschland GmbH	Germany	100%	Provision of co-location services
InterXion Ireland DAC	Ireland	100%	Provision of co-location services
Interxion España SA	Spain	100%	Provision of co-location services
InterXion Sverige AB	Sweden	100%	Provision of co-location services
InterXion (Schweiz) AG	Switzerland	100%	Provision of co-location services
InterXion Real Estate VIII AG.	Switzerland	100%	Real estate
InterXion Carrier Hotel Ltd.	United Kingdom	100%	Provision of co-location services

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

Overview

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support approximately 1,800 customers through 49 data centers (as of December 31, 2017) in 11 countries enabling them to create value by housing, protecting and connecting their most valuable content and applications. We enable our customers to connect to a broad range of telecommunications carriers, internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, between our customers, creating an environment that we refer to as a community of interest.

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

Our headquarters are near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including Amsterdam, Frankfurt, Paris and London, Europe’s main data center markets. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 700 individual carriers and internet service providers, 21 European Internet exchanges and all the leading global cloud platforms. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

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

Revenue

We generally enter into contracts with our customers for initial terms of three to five years, with annual price escalators and automatic one-year renewals after the end of the initial term. Our cross connect contracts are renewable on a monthly basis. Our customer contracts provide for a fixed monthly recurring fee for our colocation, managed services, cross connects and, in the case of cabinets, fixed amounts of power pre-purchased at a fixed price. These fees are billed monthly, quarterly or bi-annually in advance, together with fees for cross connects that are billed quarterly in arrears. Other services such as the provision of metered power (based on a price per kilowatt hour actually consumed), are billed monthly in arrears, and fees for services such as remote hands and eyes support are billed on an as-incurred basis.

The following table presents our future committed revenues expected to be generated from our fixed term customer contracts as of December 31, 2017, 2016 and 2015.

	2017	2016	2015
	(€’000)
Within 1 year	327,500	296,600	275,400
Between 1 to 5 years	449,500	434,900	353,600
After 5 years	35,600	52,700	76,700
Total	812,600	784,200	705,700

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

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of December 31, 2017, we employed 658 employees (excluding contractors and interim staff), of which 403 worked in operations and support, 129 in sales and marketing and 126 in general and administrative roles. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also enables us to leverage existing personnel within a data center campus.

In 2017, 2016 and 2015, we invested resources in sales and marketing personnel to engage with our existing and potential customers on an industry basis. This has enabled us to establish closer relationships with our customers thereby enabling us to understand and anticipate their needs and to forecast demand, helping us plan the scope and timing of our expansion activities.

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

We currently hold title to the AMS3, AMS6, AMS9, BRU1, CPH2, DUB3, FRA8, FRA10, FRA11, MRS1, PAR3, PAR5 and VIE properties, the MAD3 freehold land and additional properties for future sites. We exercised certain purchase options and agreed to purchase the PAR7 freehold land on which we own the PAR7 data center and the AMS7 freehold land and properties. The PAR7 land and AMS7 land and properties are currently reported as financial leases, and they continue to be reported as such until the acquisitions are completed.

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

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure. We believe Adjusted EBITDA provides useful supplemental information to investors regarding our on-going operational performance because this measure helps us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants contained in our Revolving Facilities.

Other companies may present Adjusted EBITDA differently than we do. This measure is not a measure of financial performance under IFRS. It should not be considered as an alternative to operating income or as a measure of liquidity, or as an alternative to net income as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

We define Adjusted EBITDA as operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Depreciation and amortization – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•	Share-based payments – primarily the fair value at the grant date to employees of equity awards, which are recognized as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to terminated and unused data center sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed and which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

A reconciliation from net income to Adjusted EBITDA is provided in the section “—Results of operations” and “—Adjusted EBITDA”. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Cash generated from operations

Cash generated from operations is defined as net cash flow from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items, provides useful supplemental information to net cash flows from operating activities, to aid investors in evaluating the cash generating performance of our business.

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This program, closely matched to both customer demand and available capital resources, has since continued. We do not commit to a phase of an expansion or construction of a data center unless we have cash and committed capital available to complete the phase. Since 2006, we have raised debt capital to fund our expansion program, which has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs. We refinanced the Company’s debt in February 2010, when we issued €200.0 million of 9.5% Senior Secured Notes, primarily used to repay existing debt, and a further tap offering of €60.0 million in November 2010. In 2013, we issued €325.0 million of 6.0% Senior Secured Notes. The proceeds were used to purchase, redeem and discharge the €260.0 million of 9.5% Senior Secured Notes, pay fees and expenses incurred in connection with the refinancing, and for other general corporate purposes. In April 2014, we improved our funding to support growth by issuing €150.0 million of 6.00% Senior Secured Notes. This additional financing, combined with a €9.2 million mortgage for our BRU1 data center secured in 2014, was used to repay amounts drawn under our 2013 Super Senior Revolving Facility and to fund further expansion projects. In December 2015, we secured a new €15.0 million mortgage for our FRA8 and FRA10 property, which will be used for further expansion projects. In 2016 we issued an additional €150.0 million of 6.00% Senior Secured Notes due 2020 and secured a €14.6 million mortgage on our VIE property. In addition, in 2017 we entered into a €100.0 million 2017 Senior Secured Revolving Facility, which was fully drawn as of December 31, 2017.

In the year ended December 31, 2017, our net finance expense was €44.4 million, which primarily consisted of interest expense of €41.4 million, foreign currency exchange losses of €1.7 million, €1.2 million amortization of premium received in connection with the issuance and sale in 2016 of the additional €150.0 million 6.00% Senior Secured Notes due 2020, and interest income of €0.2 million in connection with a convertible loan issued to Icolo Ltd. For the full year 2016, our net finance expense was €36.3 million, which primarily consisted of interest expense of €34.9 million, foreign currency exchange losses of €0.8 million, €0.8 million amortization of premium received in connection with the issuance and sale of the additional €150.0 million 6.00% Senior Secured Notes due 2020, and profit of €0.3 million in connection with the sale of a financial asset. For the full year 2015, our net finance expense was €29.0 million, which primarily consisted of interest expense of €30.3 million, profit from sale of a financial asset of €2.3 million and foreign currency exchange gains of €0.9 million.

The increase in net finance expense for the year ended December 31, 2017, was primarily due to the full-year interest expense on the additional €150.0 million 6.00% Senior Secured Notes due 2020, which we issued in April 2016, utilization of the €100.0 million 2017 Senior Secured Revolving Facility, a positive adjustment of a financial lease obligation in France in 2016, additional financing fees, and increased foreign currency exchange losses. We capitalized €3.1 million of borrowing costs in connection with the construction of new data center space in the year ended December 31, 2017, €3.5 million in the year ended December 31, 2016, and €2.6 million in the year ended December 31, 2015.

We discuss our capital expenditure, including intangible assets and our capital expansion program below in “Liquidity and Capital Resources”

Income Tax Expense

Since inception, we generated significant tax loss carry forwards in all our jurisdictions. In 2006, we became taxable income positive and began utilizing our tax loss carry forwards against taxable profits. As of December 31, 2017, we have recognized all our tax loss carry forwards. We expect the cash tax rate to trend up over the next two or three years towards underlying effective tax rate levels.

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

Results of operations

Operating results for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,	Year ended December 31,
	2017(1)	2017	2016(i)	2015(i)
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Revenues	588,240	489,302	421,788	386,560
Cost of sales	(228,985)	(190,471)	(162,568)	(151,613)
Gross profit	359,255	298,831	259,220	234,947
Other income
M&A transaction break fee income	—	—	—	20,923
Income from sub-leases on unused data center sites	117	97	95	365
(Increase)/decrease in provision for site restoration	—	—	238	—
Other income	117	97	333	21,288
Sales and marketing costs	(40,232)	(33,465)	(29,941)	(28,217)
General and administrative costs
Depreciation and amortization	(130,141)	(108,252)	(89,835)	(78,229)
Share-based payments	(11,937)	(9,929)	(7,890)	(9,047)
Increase/(decrease) in provision for onerous lease contracts	—	—	—	184
M&A transaction costs	(5,535)	(4,604)	(2,429)	(11,845)
Other general and administrative costs	(53,383)	(44,405)	(38,403)	(35,454)
General and administrative costs	(200,996)	(167,190)	(138,557)	(134,391)
Operating income	118,144	98,273	91,055	93,627
Net finance expense	(53,338)	(44,367)	(36,269)	(29,022)
Profit before taxation	64,806	53,906	54,786	64,605
Income tax expense	(17,840)	(14,839)	(16,450)	(17,925)
Net income	46,966	39,067	38,336	46,680
Basic earnings per share	0.66	0.55	0.54	0.67
Adjusted EBITDA(2)	265,640	220,961	190,876	171,276

Notes:

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated for errors referred to in Item 15 “Controls and Procedures”. For further information on these errors, see Notes 2 and 29 of our 2017 consolidated financial statements, starting on page F-1.

Operating results as a percentage of revenues for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016(i)	2015(i)
Revenues	100%	100%	100%
Cost of sales	(39%)	(39%)	(39%)
Gross profit	61%	61%	61%
Other income
M&A transaction break fee income	0%	0%	5%
Income from sub-leases on unused data center sites	0%	0%	0%
(Increase)/decrease in provision for site restoration	0%	0%	0%
Other income	0%	0%	5%
Sales and marketing costs	(7%)	(7%)	(7%)
General and administrative costs
Depreciation and amortization	(22%)	(21%)	(20%)
Share-based payments	(2%)	(2%)	(2%)
(Increase)/decrease in provision for onerous lease contracts	0%	0%	0%
M&A transaction costs	(1%)	(1%)	(3%)
Other general and administrative costs	(9%)	(9%)	(9%)
General and administrative costs	(34%)	(32%)	(34%)
Operating income	20%	22%	24%
Net finance expense	(9%)	(9%)	(8%)
Profit before taxation	11%	13%	16%
Income tax expense	(3%)	(4%)	(5%)
Net income	8%	9%	12%
Adjusted EBITDA(2)	45%	45%	44%

Notes:

(1)	The operating results for the year ended December 31, 2017, have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2017, and for euro into U.S. dollars of €1.00 = U.S. 1.2022. See Item 3 “Key Information—Exchange Rate Information” for additional information.
(2)	We define Adjusted EBITDA as operating income adjusted for depreciation and amortization, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”), and adjustments related to terminated and unused data center sites. In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. See “Introduction—Non-IFRS Measures”, “—Key Aspects of Our Financial Model—Adjusted EBITDA” and “—Adjusted EBITDA” for a more detailed description.
(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated for errors referred to in Item 15 “Controls and Procedures”. For further information on these errors, see Notes 2 and 29 of our 2017 consolidated financial statements, starting on page F-1.

Reconciliation of Net income to Adjusted EBITDA, for the periods indicated:

	Year Ended December 31,	Year Ended December 31,
	2017*	2017	2016(i)	2015(i)
	(U.S. $’000)	(€’000)
Other financial data
Net income	46,966	39,067	38,336	46,680
Income tax expense	17,840	14,839	16,450	17,925
Profit before taxation	64,806	53,906	54,786	64,605
Net finance expense	53,338	44,367	36,269	29,022
Operating income	118,144	98,273	91,055	93,627
Depreciation and amortization	130,141	108,252	89,835	78,229
Share-based payments	11,937	9,929	7,890	9,047
(Increase)/decrease in provision for onerous lease contracts	—	—	—	(184)
M&A transaction break fee income	—	—	—	(20,923)
M&A transaction costs	5,535	4,604	2,429	11,845
Income from sub-leases on unused data center sites	(117)	(97)	(95)	(365)
Increase/(decrease) in provision for site restoration	—	—	(238)	—
Adjusted EBITDA*	265,640	220,961	190,876	171,276

Notes:

*	References are to the footnotes above.
(1)	“(Increase)/decrease in provision for onerous lease contracts” does not reflect the income from subleases on unused data center sites.
(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated for errors referred to in Item 15 “Controls and Procedures”. For further information on these errors, see Notes 2 and 29 of our 2017 consolidated financial statements, starting on page F-1.

Some of our key performance indicators as of the dates indicated:

	As of December 31,
	2017	2016	2015
Equipped space(1) (square meters)	122,500	110,800	101,200
Utilization rate(2) (%)	81%	79%	78%

Notes:

(1)	Equipped space is the amount of data center space that, on the date indicated, is equipped and either sold or could be sold, without making any additional investments to common infrastructure. Equipped space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold because the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet, among others, fire regulations or customer requirements, and necessitates the introduction of common space, such as corridors, which cannot be sold to individual customers.
(2)	Utilization rate is, on the relevant date, Revenue generating space as a percentage of Equipped space; some Equipped space is not fully utilized due to customers’ specific requirements on the layout of their equipment. In practice, therefore, Utilization rate may not reach 100%.

Years Ended December 31, 2017 and 2016

Revenue

Revenue for the years ended December 31, 2017 and 2016:

	Year ended December 31,				Change
	2017	%	2016	%	€	%
	(€’000, except percentages)
Recurring revenue	462,516	95	399,958	95	62,558	16
Non-recurring revenue	26,786	5	21,830	5	4,956	23
Revenue	489,302	100	421,788	100	67,514	16

Revenue increased to €489.3 million for the year ended December 31, 2017, from €421.8 million for the year ended December 31, 2016, an increase of 16%. Recurring revenue increased by 16% and Non-recurring revenue was 5% of total revenue for the year ended December 31, 2017, and 5% of total revenue for the year ended December 31, 2016. The period–over-period growth in Recurring revenue was primarily the result of an increase of approximately 12,600 square meters in Revenue generating space as a result of sales both to existing and new customers in all our regions.

Cost of Sales

Cost of sales increased to €190.5 million for the year ended December 31, 2017, from €162.6 million for the year ended December 31, 2016, an increase of 17%. Cost of sales was 39% of revenue for each of the years ended December 31, 2017, and 2016. The increase in cost of sales related to our overall revenue growth and data center expansion projects, including (i) an increase of €10.6 million in energy usage costs, (ii) an increase of €7.9 million in costs for operation and support personnel, (iii) an increase of €2.0 million in gross rent, (iv) an increase of €1.7 million in security costs, and (v) an increase of €1.3 million in maintenance costs commensurate with growth. Equipped space increased by approximately 11,700 square meters during the year ended December 31, 2017, as a result of expansions to existing data centers in Paris, Marseille, Amsterdam, Vienna, Copenhagen and Stockholm, and to the construction of new data centers in Frankfurt.

Other Income

Other income represents income that we do not consider part of our core business. It includes transaction break-fee income, income from the subleases on unused data center sites, and any increase/(decrease) in provisions for site restoration.

Sales and Marketing Costs

Our sales and marketing costs increased to €33.5 million for the year ended December 31, 2017, from €29.9 million for the year ended December 31, 2016, an increase of 12%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2017 and 2016.

The increase in sales and marketing costs was primarily a result of increased compensation and related costs as a result of increases in employee headcount and marketing expenses associated with our continued investment in our go to market strategy.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, share-based payments, increase/(decrease) in provision for onerous lease contracts and other general and administrative costs.

Depreciation, amortization and impairments increased to €108.3 million for the year ended December 31, 2017, from €89.8 million for the year ended December 31, 2016, an increase of 20%. Depreciation, amortization and impairments was 22% of revenue for the year ended December 31, 2017, and 21% for the year ended December 31, 2016. The increase was a result of our on-going investment in new data centers and data center expansions.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2017, we recorded share-based payments of €9.9 million, an increase of 26% from the year ended December 31, 2016. In determining Adjusted EBITDA we also add back increase/(decrease) in provision for onerous lease contracts and the changes in the provision for site restoration. We also add back M&A transaction related costs and income, which amounted to €4.6 million of expenses in 2017 and €2.4 million in 2016.

Other general and administrative costs increased to €44.4 million for the year ended December 31, 2017, from €38.4 million for the year ended December 31, 2016, an increase of 16%. Other general and administrative costs were 9% of revenue for the years ended December 31, 2017 and December 31, 2016. The increase in the other general and administrative costs was due to increases in professional advisory services, in software licenses, and in salaries associated with a larger headcount and higher external hires.

Net Finance Expense

Net finance expense increased to €44.4 million for the year ended December 31, 2017 from €36.3 million for the year ended December 31, 2016, an increase of 22%. Net finance expense was 9% of revenue for the year ended December 31, 2017 and December 31, 2016. The increase in net finance expense for the year ended December 31, 2017, was primarily due to the full-year interest expense on the additional €150.0 million 6.00% Senior Secured Notes due 2020 which we issued in April 2016, utilization of the €100.0 million 2017 Senior Secured Revolving Facility, a positive adjustment of a financial lease obligation in France in 2016, additional financing fees, and increased foreign currency exchange losses. In the year ended December 31, 2017, we capitalized €3.1 million of borrowing costs during the period of construction of new data center space, compared with €3.5 million in the year ended December 31, 2016.

Income Taxes

Income tax expense was €14.8 million for the year ended December 31, 2017, compared with €16.4 million for the year ended December 31, 2016. The decrease in income tax expense was primarily a result of a change in the mix of profits from countries with a higher tax rate to countries with a lower tax rate. The effective income tax rate of 28% in the year ended December 31, 2017, compared with 30% for the year ended December 31, 2016, was affected by the change in the profit mix noted above and non-significant return to provision adjustments, resulting in a tax benefit in the year ended December 31, 2017, as opposed to an additional tax expense in the year ended December 31, 2016.

We recorded current tax expenses of €13.8 million for the year ended December 31, 2017, and €11.4 million for the year ended December 31, 2016. We recorded a deferred tax expense of €1.0 million for the year ended December 31, 2017, and a deferred tax expense of €5.0 million for the year ended December 31, 2016. Deferred tax is charged for the annual movements in temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The increase in current tax expenses is mainly due to the decreased availability of carry forward losses to offset taxable profits within the group. The decrease in deferred tax expenses was mainly due to the addition of losses in certain countries, which was partly offset by the full utilization of tax losses in other countries.

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

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2016, we recorded share-based payments of €7.9 million, a decrease of 13% from the year ended December 31, 2015. In determining Adjusted EBITDA we also add back increase/(decrease) in provision for onerous lease contracts and the changes in the provision for site restoration. Finally, we also add back M&A transaction related costs and income, which included €2.4 million of expenses in 2016 and €9.1 million of income in 2015.

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

Income Taxes

Income tax expense was €16.4 million for the year ended December 31, 2016, compared with €17.9 million for the year ended December 31, 2015. The decrease in income tax expense was primarily a result of a decrease in profit before taxation in 2016 due to the net impact of M&A transaction costs and M&A break fee-related income in 2015, but was partly offset by the shift in profits from countries with a lower tax rate to countries with a higher tax rate. The effective income tax rate of 30% in the year ended December 31, 2016, compared with 28% for the year ended December 31, 2015, was affected by the shift in profits from countries with a lower tax rate to countries with a higher tax rate and the recognition of previously unrecognized tax losses.

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

Liquidity and Capital Resources

As of December 31, 2017, our total indebtedness consisted of (i) €625.0 million 6.00% Senior Secured Notes due 2020, (ii) amounts drawn under our 2017 Senior Secured Revolving Facility totaling €100.0 million (iii) other debt and finance lease obligations totaling €51.1 million and (iv) mortgages totaling €53.6 million. The borrowing requirements of the Company are not subject to significant seasonality. Under our 2017 Senior Secured Revolving Facility and 2013 Super Senior Revolving Facility, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for our mortgages. Our PAR3, PAR5, BRU1, AMS3, AMS6, FRA8/FRA10 and VIE mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 195 to 275 basis points. The interest rates on the mortgages secured by our PAR3 and PAR5 properties have been swapped to a fixed rate for approximately 75% of the principal outstanding amounts for a period of ten years.

As of December 31, 2017, the interest payable under the 2013 Super Senior Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points per annum, (ii) any Danish kroner amounts drawn would be at the rate of CIBOR plus 350 basis points per annum, (iii) any Swedish Krona amounts drawn would be at the rate of STIBOR plus 350 basis points per annum and (iv) other applicable currencies, including GBP, amounts drawn at the rate of LIBOR plus 350 basis points per annum. The 2013 Super Senior Revolving Facility was undrawn as of December 31, 2017. As of December 31, 2017, the interest payable under the 2017 Senior Secured Revolving Facility on any EUR amounts drawn was at the rate of EURIBOR (subject to a zero percent floor) plus 225 basis points per annum. The 2017 Senior Secured Revolving Facility was fully drawn as of December 31, 2017.

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped space as we have grown our business. In the year ended December 31, 2017, we invested €256.0 million in both property, plant and equipment (€247.2 million) and intangible assets (€8.8 million, excluding acquisition goodwill). Of our investments in property, plant and equipment, €224.8 million was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. In addition, we invested €77.5 million in the acquisition of InterXion Science Park B.V., in February 2017. In the year ended December 31, 2016, we invested €250.9 million in both property, plant and equipment (€242.0 million) and intangible assets (€8.9 million). Of our investments in property, plant and equipment, €228.8 million was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. In the year ended December 31, 2015, we invested €192.6 million in both property, plant and equipment (€186.1 million), and intangible assets (€6.5 million). Of our investments in property, plant and equipment, €175.7 million was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. Although in any one year the amount of maintenance and replacement capital expenditure may vary, we expect that long-term such expenses will be between 4% and 6% of total revenue.

As of December 31, 2017, we had €38.5 million of cash and cash equivalents. A limited amount of the Company’s total cash balance may be subject to certain restrictions in select countries and cannot be repatriated without a tax implication. The amount of cash that cannot be repatriated without a tax implication is negligible to the total liquidity of our business.

As of December 31, 2017, our 2017 Senior Secured Revolving Facility was fully drawn and our 2013 Super Senior Revolving Facility was undrawn.

In addition, on March 16, 2018, we entered into the 2018 Subordinated Revolving Facility Agreement. For further information, see “—Restrictive Covenants Under Certain Financing Agreements—2018 Subordinated Revolving Facility Agreement”and Item 10 “Additional Information—Material Contracts—The 2018 Subordinated Revolving Facility Agreement dated as of March 16, 2018 (as amended and/or restated from time to time), among InterXion Holding N.V. and the financial institutions party thereto, as Lenders, ABN AMRO Bank N.V. as agent.

Our policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. We monitor the return on capital. See Note 21 to our 2017 consolidated financial statements “Financial instruments” for more details about capital management.

Sources and Uses of Cash

	Year ended December 31,
	2017	2016	2015
	(€’000)
Cash generated from operations	209,013	183,388	169,388
Net cash flows from/(used in) operating activities	155,246	139,397	127,070
Net cash flows from/(used in) investing activities	(335,620)	(251,400)	(187,505)
Net cash flows from/(used in) financing activities	104,597	173,959	18,190

Net cash flows from/(used in) operating activities

The increase in net cash flows from operating activities in the year ended December 31, 2017, compared to the year ended December 31, 2016, was primarily due to our improved operating performance. The increase in net cash flows from operating activities in the year ended December 31, 2016, compared to the year ended December 31, 2015 was primarily due to our improved operating performance combined with improved net working capital movements. In addition, the operating cash flow in 2015 was affected by the €9.1 million net impact of M&A transaction break-fee income and M&A transaction cost.

Net cash flows from/(used in) investing activities

The increase in net cash flows used in investing activities in the year ended December 31, 2017, compared with the year ended December 31, 2016, was primarily the result of the acquisition of Interxion Science Park in February 2017 for €77.5 million. Furthermore, the purchase of property, plant and equipment primarily related to the addition and expansion of data centers in Frankfurt, Paris, Vienna, Amsterdam, Copenhagen and Stockholm contributed to the increase in net cash flows used in investing activities.

The increase in net cash flows used in investing activities in the year ended December 31, 2016, compared with the year ended December 31, 2015, was primarily the result of higher investments in data center assets in 2016. Capital expenditure in the year ended December 31, 2016, primarily related to the addition and expansion of data centers in Frankfurt, Amsterdam, Paris, Dublin, Vienna and Marseille. Capital expenditure in the year ended December 31, 2015, primarily related to the addition and expansion of data centers in Amsterdam, Marseille, Vienna, Frankfurt and Stockholm.

Net cash flows from /(used in) financing activities

Net cash flows from financing activities during the year ended December 31, 2017, were principally the result of €100.0 million net proceeds from our 2017 Senior Secured Revolving Facility. Net cash flows from financing activities during the year ended December 31, 2016, were principally the result of €155.3 million in net proceeds from the offering of the additional €150.0 million 6.00% Senior Secured Notes due 2020 and €14.6 million in gross proceeds drawn under the new mortgage on our VIE property. Net cash flows from financing activities during the year ended December 31, 2015, were principally the result of the €14.9 million proceeds from the new mortgage on our FRA8 and FRA10 data centers, which we drew in December 2015, and €5.7 million proceeds from the exercises of stock options under our Equity-based incentive plan. This was partially offset by repayments on mortgages in The Netherlands, France and Belgium.

We anticipate that cash flows from operating activities and available credit from our Revolving Facilities will be sufficient to meet our operating requirements on a short-term (12 month) and long-term basis, including the repayment of drawings under our €100.0 million 2017 Senior Secured Revolving Facility as of December 31, 2017, of our other debt as it becomes due, and to complete our publicly announced expansion projects.

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

“Issuer” means InterXion Holding N.V.

“Notes” means the €625.0 million 6.00% Senior Secured Notes due 2020, including Additional Notes issued under the Indenture.

Restrictive Covenants Under Certain Financing Agreements

2013 Super Senior Revolving Facility and 2017 Senior Secured Revolving Facility

The senior secured revolving facility agreement dated as of March 9, 2017 (as amended and/or restated from time to time) (“2017 Senior Secured Revolving Facility Agreement”), among the Company as original borrower, the lenders named therein and Barclays Bank PLC as agent and security trustee, provides for the 2017 Senior Secured Revolving Facility. The super senior revolving facility agreement dated June 17, 2013 (as amended and/or restated from time to time) (the “2013 Super Senior Revolving Facility Agreement” and together with the 2017 Senior Secured Revolving Facility Agreement, the Revolving Facility Agreements), among the Company as original borrower, the lenders named therein and Barclays Bank PLC as agent and security trustee, provides for the 2013 Super Senior Revolving Facility.

Each Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt and/or guarantees;

•	enter into transactions other than at arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorized by the Revolving Facilities Agreement;

•	sell certain kinds of assets;

•	enter into any sale and leaseback transactions;

•	make certain investments or other types of restricted payments;

•	substantially change the nature of the Company or the Group’s business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of subordinated debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

Each of the Revolving Facility Agreements also includes a leverage ratio financial covenant (tested on a quarterly basis), which requires total net debt (calculated as a ratio to pro forma Adjusted EBITDA) not to exceed 4.75 to 1.00, stepping down to 4.00 to 1.00 for each test date after (but not including) June 30, 2018. In addition, the Company must ensure, under each of the Revolving Facility Agreements, that the guarantors represent a certain percentage of Adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under either of the Revolving Facility Agreements.

On February 20, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility Agreement to waive, from the date of such consent becoming effective and up to, and including, May 1, 2018, the undertaking requiring certain material subsidiaries of the Company to accede to the 2013 Super Senior Revolving Facility Agreement as additional guarantors and, for the same period, to reduce the guarantor coverage threshold as a percentage of the group’s consolidated adjusted EBITDA (as more fully set out in the 2013 Super Senior Revolving Facility Agreement) from 85% to 80%. On April 19, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018.

On February 19, 2018 the Company also received the requisite consents from lenders under its 2017 Senior Secured Revolving

Facility Agreement to extend the date by which certain subsidiaries of the Company are required to accede to the 2017 Senior Secured Revolving Facility Agreement as guarantors to April 30, 2018. On April 20, 2018, the Company received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018.

The Company also received, on March 1, 2018, the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement in relation to entering into the 2018 Subordinated Revolving Facility Agreement (as defined below).

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreements. As of December 31, 2017, the Company was in compliance with all covenants under the Revolving Facility Agreements.

2018 Subordinated Revolving Facility Agreement

The subordinated unsecured revolving facility agreement dated as of March 16, 2018 (the “2018 Subordinated Revolving Facility Agreement”), among the Company as original borrower, the lenders named therein and ABN AMRO Bank N.V. as agent provides for the 2018 Subordinated Revolving Facility.

The 2018 Subordinated Revolving Facility Agreement has an initial maturity date of December 31, 2018, with an option to extend up to December 31, 2019 (subject to satisfying certain conditions therein).

The 2018 Subordinated Revolving Facility is subordinated in right of payment to any debt of the Company or any restricted subsidiary outstanding under each of the 2013 Super Senior Revolving Facility, the 2017 Senior Secured Revolving Facility, the Senior Secured Notes and any other debt of the Company or any restricted subsidiary, unless the instrument under which such debt is incurred expressly provides that it is pari passu or subordinated in right of payment to the 2018 Subordinated Revolving Facility. In addition, the 2018 Subordinated Revolving Facility is subject to customary payment block and enforcement standstill provisions, in each case, with a long stop date of 179 days.

Borrowings under the 2018 Subordinated Revolving Facility, among other things, are subject to an aggregate principal amount of not less than €180,000,000 (or its equivalent) being outstanding under the 2013 Super Senior Revolving Facility and/or the 2017 Senior Secured Revolving Facility on the utilization date of the 2018 Subordinated Revolving Facility.

The 2018 Subordinated Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt;

•	enter into transactions other than at arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorized by the 2018 Subordinated Revolving Facility Agreement;

•	sell certain kinds of assets;

•	enter into any sale and leaseback transactions;

•	make certain investments or other types of restricted payments;

•	substantially change the nature of the Company or the Group’s business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

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

The 2018 Subordinated Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis), which requires total net debt (calculated as a ratio to pro forma Adjusted EBITDA) not to exceed 4.75 to 1.00.

The 2018 Subordinated Revolving Facility Agreement is unsecured and is not guaranteed.The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the 2018 Subordinated Revolving Facility Agreement.

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

The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 2017, the Company was in compliance with all covenants in the Indenture.

Adjusted EBITDA

Adjusted EBITDA for the years ended December 31, 2017, December 31, 2016, and December 31, 2015, was €221.0 million, €190.9 million and €171.3 million respectively, representing 45%, 45% and 44% of revenue, respectively.

We define Adjusted EBITDA as operating income adjusted to exclude depreciation and amortization, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions, and adjustments related to terminated and unused data center sites. See “Introduction—Non-IFRS Financial Measures” for a more detailed description. Adjusted EBITDA is a non-IFRS measure. We believe Adjusted EBITDA provides useful supplemental information to investors regarding our on-going operational performance because this measure helps us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our Revolving Facilities and our 6.00% Senior Secured Notes due 2020. Other companies may present Adjusted EBITDA differently than we do. This measure is not a measure of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Contractual Obligations and Off-Balance Sheet Arrangements

We lease a significant proportion of our data centers and certain equipment under non-cancellable lease agreements. The following represents our debt maturities, financings, leases and other contractual commitments as of December 31, 2017:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(€’000)
Long-term debt obligations(1)	897,184	146,880	719,547	13,602	17,155
Capital (finance) lease obligations(2)	70,492	4,389	24,319	5,306	36,478
Operating lease obligations(3)	373,692	35,326	70,319	66,722	201,325
Energy purchase commitments	83,500	41,500	42,000	—	—
Other contractual purchase commitments	30,519	26,195	2,290	1,293	741
Capital purchase commitments	285,900	285,900	—	—	—
Total	1,741,287	540,190	858,475	86,923	255,699

Notes:

(1)	Long-term debt obligations include the Senior Secured Notes, mortgages, loans from suppliers and/or landlords, including interest related thereto.
(2)	Capital (finance) lease obligations include future interest payments, and where we exercised purchase options, the amount payable upon transfer of ownership.
(3)	Operating lease obligations include the lease of property and equipment.

We entered into 19 irrevocable bank guarantees totaling €5.1 million with ABN AMRO Bank, BNP Paribas, La Caixa and Frankfurter Sparkasse. These bank guarantees were primarily provided in lieu of cash deposits for lease contracts and either automatically renew in successive one-year periods or, in each case, remain in effect until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is included in other (non-)current assets on our statement of financial position. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of December 31, 2017, we were contractually committed for €285.9 million of unaccrued capital expenditure, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers before making them available to customers for installation. This amount, which is expected to be paid in 2018, is reflected in the table above as “Capital purchase commitments”.

We have other non-capital purchase commitments in place as of December 31, 2017, such as commitments to purchase power in select locations, through the year 2018 and beyond, for a total amount of €83.5 million. In addition, we have committed to purchase goods or services to be delivered or provided during 2018 and beyond. Such other purchase commitments as of December 31, 2017, which totaled €30.5 million, are also reflected in the table above as “Other contractual purchase commitments”.

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditure consistent with our disciplined expansion and conservative financial management in our various data center expansion projects during 2018 in order to complete the work needed to open these data centers. Such non-contractual capital expenditure is not reflected in the table above.

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

On December 1, 2017, we renewed a €10.0 million mortgage financing entered into in 2012, which was secured by mortgages on the AMS6 property, owned by Interxion Real Estate IV B.V. The principal is to be repaid in annual instalments of €667,000 commencing December, 2018, and a final repayment of €7,332,000 due on December 31, 2022. The mortgage has a variable interest rate based on EURIBOR (subject to a zero percent EURIBOR floor) plus 225 basis points.

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

Judgments, estimates and assumptions applied by management in preparing the financial statements are based on circumstances as of December 31, 2017, and based on Interxion operating as a stand-alone company.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below.

Property, Plant and Equipment and Depreciation

Estimated remaining useful lives and residual values of property plant and equipment, including assets recognized upon a business combination, are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on our best estimates of future prices, output and costs and is therefore subjective. In addition, the valuation of some of the assets under construction requires judgments, which are related to the probability of signing lease contracts and obtaining planning permits. Regarding the properties acquired as part of the acquisition of InterXion Science Park B.V., we recognized fair value at acquisition date, based on the highest and best use.

Intangible Assets and Amortization

Estimated remaining useful lives of intangible assets, including those recognized upon a business combination, are reviewed annually. The carrying values of intangible assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and fair value compared with net book value. The calculation of estimated future cash flows is based on our best estimates of future prices, output and costs and is therefore subjective. The customer portfolio acquired as part of the acquisition of InterXion Science Park B.V. was valued based on the multi-period excess earnings method, which considers the present value of net cash flows expected to be generated by the customer portfolio, excluding any cash flows related to contributory assets.

Goodwill

Goodwill is recognized as the amount by which the purchase price of an acquisition exceeds the fair values of the assets and liabilities identified as part of the purchase price allocation. Goodwill is not being amortized, but subject to an annual impairment test.

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

Share-based Payments

Equity-settled share-based payments are issued to certain employees under the terms of the long term incentive plans. The charges related to equity-settled share-based payments and options to purchase ordinary shares, are measured at fair value at the grant date. Fair values are being redetermined for market conditions as of each reporting date, until final grant date. The fair value at the grant date of options is determined using the Black Scholes model and is expensed over the vesting period. The fair value at grant date of the performance shares is determined using the Monte Carlo model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Company’s share price at the date of the grant.

Senior Secured Notes

The Senior Secured Notes are valued at cost. The Senior Secured Notes indenture includes optional redemption provisions, which allow us to redeem the Notes before their stated maturity. As part of the initial measurement of the amortized cost value of the Senior Secured Notes, we have assumed that the Notes will be held to maturity. If we redeem all or part of the Notes before their stated maturity, the liability will be re-measured based on the original effective interest rate. The difference between the liability of excluding a change in assumed early redemption and the liability compared with including a change in assumed early redemption, will be reflected in our profit and loss.

New Standards and Interpretations not yet adopted

The new standards, amendments to standards and interpretations listed below are available for early adoption in the annual period beginning January 1, 2017, although they are not mandatory until a later period. The Group has decided not to adopt these new standards or interpretations until a later date.

Effective date	New standard or amendment
Standards
January 1, 2018	IFRS 9 – Financial instruments
January 1, 2018	IFRS 15 – Revenue from contracts with customers
January 1, 2019	IFRS 16 – Leases

Amendments
Deferred indefinitely	Amendments to IFRS 10 and IAS 28: Sale or contribution of assets between an investor and its associate or joint venture
January 1, 2018	Amendments to IFRS 2: Classification and measurement of share-based payment transactions

IFRS 9 – Financial instruments

In 2014, the International Accounting Standards Board (IASB) introduced IFRS 9 – Financial instruments. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement. See Note 3 of our 2017 consolidated financial statements “New standards and interpretations not yet adopted” for the conclusions on the impact of IFRS 9.

IFRS 15 – Revenue from Contracts with Customers

In 2014, the IASB introduced IFRS 15 – Revenue from contracts with customers. IFRS 15 specifies how and when revenue is recognized together with enhanced disclosure requirements. IFRS 15 replaces existing revenue recognition standards: IAS 11 Construction Contracts and IAS 18 Revenue, and a number of revenue-related interpretations. See Note 3 of our 2017 consolidated financial statements “New standards and interpretations not yet adopted” for the conclusions on the impact of IFRS 15.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases, which requires most leases to be recognized on-balance for lessees, thereby eliminating the distinction between operating and finance leases. IFRS 16 replaces IAS 17 – Leases and related interpretations. See Note 3 of our 2017 consolidated financial statements “New standards and interpretations not yet adopted” for more details about IFRS 16.

Amendments

The amendments that are not yet adopted, are not expected to have a material impact on the Company’s financial information.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Introduction

We have a one-tier board structure (“Board of Directors” or the “Board”) composed of directors with the title “Executive Directors” and directors with the title “Non-Executive Directors” (together with the Executive Directors, the “Directors”). The majority of our Directors are independent as required by the NYSE.

Senior Management and Board of Directors

Names, positions and ages of the members of our Senior Management and our Directors:

Name	Age	Position(1)	Term Expiration Date(2)
David Ruberg	72	President, Chief Executive Officer, Vice-Chairman and Executive Director	2019
Richard Rowson	50	Interim Chief Financial Officer
Giuliano Di Vitantonio	50	Chief Marketing and Strategy Officer
Jaap Camman	51	Senior Vice President, Legal
Jan Pieter Anten	45	Senior Vice President, Human Resources
Adriaan Oosthoek	49	Senior Vice President, Operations and ICT
Frank Esser	59	Non-Executive Director	2020
Mark Heraghty	54	Non-Executive Director	2020
Jean F.H.P. Mandeville	58	Chairman and Non-Executive Director	2019
Rob Ruijter	66	Non-Executive Director	2018

Notes:

(1)	All our Directors except our Chief Executive Officer, David Ruberg, are independent.
(2)	The term of office expires at the Annual General Meeting of Shareholders held in the year indicated.

The business address of all members of our Senior Management and of our Directors is at our registered offices located at Scorpius 30, 2132 LR Hoofddorp, The Netherlands.

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

Richard Rowson, Interim Chief Financial Officer

Mr. Rowson joined Interxion in 2017, as VP of Finance was appointed interim CFO role in January 2018, where he is responsible for all financial policy, funding strategy, financial and treasury planning, reporting and control. He has served in senior financial executive roles in data center, network and telecommunications businesses for more than 20 years. Before joining Interxion, Mr. Rowson served as CFO at two international data center organizations and in his most recent role was at Romonet, a software company utilizing predictive analytics to deliver data center operating efficiencies. Mr. Rowson worked in professional accounting practice for six years, most recently with PWC. He holds a degree in Geography from Bristol University and is a fellow of the Institute of Chartered Accountants in England and Wales.

Giuliano Di Vitantonio, Chief Marketing and Strategy Officer

Mr. Di Vitantonio joined Interxion in January 2015 and is responsible for our market and product strategies, including product management, product marketing, segment strategy and business development. He joined from Cisco Systems, where he held the position of Vice President Marketing, Data Center and Cloud.

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

Jaap Camman, Senior Vice President, Legal

Mr. Camman is responsible for all legal and corporate affairs across the Group. He joined us in November 1999 as Manager Legal and has been a member of our Senior Management Team since July 2002. Before joining us, he worked for the Dutch Government from February 1994 to October 1999. His latest position was Deputy Head of the Insurance Division within The Netherlands Ministry of Finance. Mr. Camman holds a Law Degree from Utrecht University.

Jan-Pieter Anten, Senior Vice President, Human Resources

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

Adriaan Oosthoek, Senior Vice President, Operations and ICT

Mr. Oosthoek has held senior management positions in the IT and Telecom industry for a number of years. Until 2015 he was responsible for operating Interxion’s UK business. Before joining Interxion, he was the Executive Vice President at Colt, responsible for its global Data Center footprint. Before joining Colt, he spent 11 years at Telecity Group plc, the last seven years as the Managing Director of the UK and Ireland operation for Telecity Group plc where he significantly grew the business. Preceding his tenure in the UK, he ran the Dutch operation of data center operator, Redbus Interhouse, and was a founder and Managing Director of the Dutch subsidiary of Teles AG, a Berlin-headquartered provider of telecoms and data com products.

He studied Information Sciences at the University of Applied Sciences in The Hague and holds marketing certificates NIMA A and NIMA B from The Netherlands Institute of Marketing. In addition to his formal roles, Mr. Oosthoek is also Chairman of the Board of Governors of the Data Center Alliance, a European industry association for the data center industry.

Frank Esser, Non-Executive Director

Mr. Esser serves on our Board of Directors, to which he was appointed in June 2014. Since 2000, he has held various positions with the French telecom operator SFR, where, from 2002 to 2012, he was President and CEO. From 2005 to 2012, he was a member of the Board of Vivendi Management. Before that he was a Senior Vice President of Mannesmann International Operations until 2000. Mr. Esser serves on the board of Dalensys S.A. Furthermore, Mr. Esser serves on the Board of Swisscom AG and is a member of the remuneration committee. Mr. Esser is a Business Administration graduate from Cologne University and he holds a Doctorate in Business Administration from the Cologne University.

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

Rob Ruijter, Non-Executive Director

Mr. Ruijter serves on our Board of Directors, to which he was appointed in November 2014. He was the Chief Financial Officer of KLM Royal Dutch Airlines from 2001 until its merger with Air France in 2004, and Chief Financial Officer of VNU N.V. (a publicly listed marketing and publishing company, now the Nielsen company), between 2004 and 2007. In 2009 and 2010 he served as the CFO of ASM International N.V. (a publicly listed manufacturer of electronic components), and in 2013 as the interim CEO of Vion Food Group N.V.

Mr. Ruijter currently serves on the Supervisory Board and as Chairman of the Audit Committee of Wavin N.V. (a piping manufacturer). He is a non-executive director of Inmarsat Plc and the Chairman of its Audit Committee. He also serves as member of the Supervisory Board of NN Group N.V. and as a member of the Remuneration Committee and the Audit Committee of that company. Mr. Ruijter is a Certified Public Accountant in the United States and in The Netherlands and a member of the Association of Corporate Treasurers (“ACT”) in the UK.

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

The class I Directors serve for a term expiring at the Annual General Meeting of Shareholders in 2020, the class II Directors serve for a term expiring at the Annual General Meeting of Shareholders in 2018 and the class III Directors serve for a term expiring at the Annual General Meeting of Shareholders in 2019. At each Annual General Meeting of Shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding Annual General Meeting of Shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

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

Board Committees

The Board has established an Audit Committee, a Compensation Committee and a Nominating Committee. Each of the Audit Committee, Compensation Committee and Nominating Committee were in compliance with the NYSE listed company board committee independence requirements as of and for the year ended December 31, 2017. However, Rule 303A permits us as a foreign private issuer to follow home country practice with regard to, among others, the independence requirement for our Compensation Committee and for our Nominating Committee. The Board may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations, our Articles of Association and any applicable Board rules.

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

Audit Committee

Our Audit Committee consists of three independent Directors, Rob Ruijter (Chair), Frank Esser and Mark Heraghty. The committee is independent as defined under, and required by, Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (“Rule 10A-3”) and the NYSE. The Board of Directors has determined that Rob Ruijter qualifies as an “audit committee financial expert”, as that term is defined in Item 16A of Form 20-F. The Audit Committee is responsible, subject to Board and shareholder approval, for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, KPMG Accountants N.V. In addition, the Audit Committee’s approval is required before our entering into any related-party transaction. It is also responsible for “whistle-blowing” procedures, certain other compliance matters and the evaluation of the Company’s policies with respect to risk assessment and risk management. The Audit Committee also focuses primarily on (i) overseeing our financial reporting process and the disclosure of our financial information, including earnings and press releases, to ensure that financial information is accurate, sufficient and credible, (ii) compliance with accounting standards and changes in accounting policies and procedures, and (iii) major accounting entries involving estimates based on the exercise of judgment by senior management.

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

Compensation

The aggregate reported compensation expense of our Executive Director and the Non-Executive Directors of the Board for the year ended December 31, 2017, is set forth below. The “Share-based payment charges” and the “Total” numbers included in the following table are calculated in accordance with IFRS and reflect charges for both the shares that vested in the year as well as charges for shares that are scheduled to vest in future years.

	Annual compensation	Bonus	Share- based payment charges	Termination / post- employment benefits	Total
				(€’000)
D.C. Ruberg	590	668	4,198	—	5,456
F. Esser	65	—	40	—	105
M. Heraghty	70	—	40	—	110
J.F.H.P. Mandeville	90	—	40	—	130
R. Ruijter	75	—	40	—	115
Subtotal	890	668	4,358	—	5,916
Senior Management (excluding D.C. Ruberg)1)	1,512	870	2,189	62	4,633
Total	2,402	1,538	6,547	62	10,549

Notes:

(1)	The compensation for the Senior Management team (excluding D.C. Ruberg) includes the compensation for J. Camman, J.P. Anten, G. Di Vitantonio, A. Oosthoek and J. Joshi (who resigned with effect January 31, 2018).

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

On May 13, 2017, pursuant to the recommendation of the Compensation Committee, the Board adopted the 2017 Executive Director Long-Term Incentive Plan (the “2017 Plan”). The 2017 Plan was implemented to align the performance share plan for our Executive Director with Executive Compensation best practices.

The terms and conditions of the 2017 plan not only apply to the 2017 conditional performance share award and future awards to our Executive Director, but also retroactively to all shares from the conditional performance share awards made to the Executive Director in 2015 and 2016, that were unvested at the time of the adoption of the 2017 Plan on May 13, 2017.

The total number of shares that may be granted pursuant to the 2013 Amended Plan and the 2017 Plan is 5,273,371 shares (the “Share Pool”). The Share Pool includes grants made under the 2011 Plan, the 2013 Plan, the 2013 Amended Plan and the 2017 Plan. Shares subject to awards that expire, terminate or are otherwise surrendered, canceled or forfeited under the 2011 Plan, the 2013 Plan, the 2013 Amended Plan or the 2017 Plan are returned to the Share Pool. Taking into account the grants made under those plans, as of December 31, 2017, approximately 1.7 million shares are available for grant.

For more information regarding Non-Executive Director, Executive Director and other senior management compensation, including incentive plans and awards, please see Note 27 of our 2017 consolidated financial statements.

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

On December 8, 2016, the revised Dutch Corporate Governance Code was published. Beginning in 2018 Dutch listed companies will be required to report in compliance with this revised Code for the financial years ending December 31, 2017, and beyond. The Company complies with the requirements in the revised Dutch Corporate Governance Code, or explains instances where it is not fully compliant.

For the year ended December 31, 2017, we complied with the applicable NYSE rules and we intend to do so going forward. We also intend to comply with the Dutch Corporate Governance Code, but where the NYSE rules conflict with the Dutch Corporate Governance Code, we intend to comply with the NYSE rules. For further information with respect to the composition of the Board committees, see above under “Board Committees”.

Stock Options, Restricted and Performance Shares

As of April 18, 2018, our directors and senior managers were granted the awards (options, restricted and performance shares outstanding) as set out below. The awards with exercise prices denominated in $ are awards granted under the “2011 Plan”, the “2013 Plan”, the “Amended 2013 Plan” and the “2017 Plan”. The restricted shares have been granted under the “2013 Plan”.

The ordinary shares beneficially owned by our directors and senior managers are disclosed in Item 7, “Major Shareholders and Related Party Transactions”.

Name	Awards granted outstanding	Awards granted outstanding, but unvested	Award Exercise Price(s)	Award Expiration Date
D. Ruberg	35,432	35,432	$0.00	May 4, 2018	(1)(2)
	60,060	60,060	$0.00	January 1, 2019	(1)(3)
	61,469	61,469	$0.00	January 1, 2020	(1)(4)
	46,808	46,808	$0.00	January 1, 2021	(1)(5)
	45,116	45,116	$0.00	January 1, 2022	(1)(6)
F. Esser	996	996	$0.00	June, 2018	(7)
M. Heraghty	996	996	$0.00	June, 2018	(7)
J.F.H.P. Mandeville	996	996	$0.00	June, 2018	(7)
Rob Ruijter	996	996	$0.00	June, 2018	(7)
R. Rowson	9,500	9,500	$0.00	May 15, 2021	(8)
G. Di Vitantonio	12,078	12,078	$0.00	January 1, 2019	(1)(9)
	23,083	23,083	$0.00	January 1, 2020	(1)(10)
	18,267	18,267	$0.00	January 1, 2021	(1)(11)
	16,255	16,255	$0.00	January 1, 2022	(1)(12)
J. Camman	2,500	2,500	$0.00	May 4, 2018	(1)(8)

Name	Awards granted outstanding	Awards granted outstanding, but unvested	Award Exercise Price(s)	Award Expiration Date
	7,500	7,500	$0.00	January 1, 2020	(1)(8)
	4,692	4,692	$0.00	May 4, 2018	(1)(2)
	4,715	4,715	$0.00	January 1, 2019	(1)(9)
	8,748	8,748	$0.00	January 1, 2020	(1)(10)
	8,642	8,642	$0.00	January 1, 2021	(1)(11)
	6,182	6,182	$0.00	January 1, 2022	(1)(12)
J.P. Anten	2,500	2,500	$0.00	May 4, 2018	(1)(8)
	7,500	7,500	$0.00	January 1, 2020	(1)(8)
	10,000	10,000	$0.00	January 1, 2019	(1)(8)
	4,470	4,470	$0.00	May 4, 2018	(1)(2)
	4,491	4,491	$0.00	January 1, 2019	(1)(9)
	8,655	8,655	$0.00	January 1, 2020	(1)(10)
	8,903	8,903	$0.00	January 1, 2021	(1)(11)
	7,641	7,641	$0.00	January 1, 2022	(1)(12)
A. Oosthoek	1,436	1,436	$0.00	November 1, 2018	(8)
	2,343	2,343	$0.00	November 1, 2019	(8)
	10,142	10,142	$0.00	January 1, 2020	(1)(10)
	12,908	12,908	$0.00	January 1, 2021	(1)(11)
	9,233	9,233	$0.00	January 1, 2022	(1)(12)
J. Joshi(13)	6,998	6,998	$0.00	May 4, 2018	(1)(2)
	6,004	6,004	$0.00	May 4, 2018	(1)(9)
	5,612	5,612	$0.00	May 4, 2018	(1)(10)

Notes:

(1)	Represents awards of performance shares and restricted shares which contractually will vest and any lock up provisions will expire immediately upon a change of control.
(2)	Represents performance shares related to the year ended December 31, 2014, after final adjustment in accordance with the applicable long-term incentive (“LTI”) plan.
(3)	Represents performance shares related to the year ended December 31, 2015, adjusted for relative total shareholder return (“TSR”) performance over the 2015 – 2017 performance period. This TSR adjustment was approved by the Board in April 2018, but is subject to Shareholder approval at the 2018 Annual General Meeting.
(4)	Represents performance shares related to the year ended December 31, 2016, subject to relative TSR performance adjustment (over the 2016 – 2018 performance period), Board approval and Shareholder approval at the 2019 Annual General Meeting.
(5)	Represents performance shares related to the year ended December 31, 2017, subject to relative TSR performance adjustment (over the 2017 – 2019 performance period), Board approval and Shareholder approval at the 2020 Annual General Meeting.
(6)	Represents performance shares related to the year ending December 31, 2018, subject to relative TSR performance adjustment (over the 2018 – 2020 performance period), Board approval and Shareholder approval at the 2021 Annual General Meeting.
(7)	Represent awards of restricted shares to Non-executive Directors that were approved at the General Meeting of Shareholders in June 2017. The awards, subject to the Non-executive Directors having served the entire period between the 2017 and 2018 General meetings of Shareholders, will vest at the next General Meeting of Shareholders, which we anticipate will be held in June 2018. After vesting, these restricted shares are subject to lock-up provisions.
(8)	Represent awards of restricted shares.
(9)	Represents performance shares related to the year ended December 31, 2015, after final adjustment in accordance with the applicable LTI plan.
(10)	Represents performance shares related to the year ended December 31, 2016, after final adjustment (initial adjustment for Mr. Joshi) in accordance with the applicable LTI plan.
(11)	Represents performance shares related to the year ended December 31, 2017, after initial adjustment in accordance with the applicable LTI plan.
(12)	Represents performance shares related to the year ending December 31, 2018, subject to initial and final adjustment in accordance with the applicable LTI plan and Compensation Committee approval.
(13)	Mr. Joshi’s resignation took effect January 31, 2018.

For further disclosure of the vesting schedules of performance share awards, see Note 22 in the consolidated financial statements.

Employees

For a discussion of the number of employees, see Item 4 “Information on the Company—Employees”.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to Directors, Senior Management and major shareholders, meaning shareholders that are beneficial owners of 5% or more of our ordinary shares as of April 18, 2018.

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

	Shares Beneficially owned
Name of Beneficial Owner	Number	Percent (%)
5% Shareholders
Eminence Capital, LP(1)	4,342,083	6.08%
Principal Real Estate Investors, LLC(2)	3,874,188	5.42%
Norges Bank (Central Bank of Norway)(3)	3,607,741	5.05%
Directors and Senior Management
David Ruberg(4)	1,015,418	1.42%
Jean F.H.P. Mandeville(5)	11,318	*
Frank Esser(5)	4,845	*
Mark Heraghty(5)	4,845	*
Rob Ruijter(5)	4,845	*
Richard Rowson(6)	2,375	*
Giuliano Di Vitantonio(7)	37,405	*
Jaap Camman(8)	15,258	*
Jan Pieter Anten (9)	19,889	*
Adriaan Oosthoek (10)	13,412	*
Josh Joshi(11)	79,604	*

Notes:

(1)	Eminence Capital, LP filed a schedule 13G/A on February 14, 2018, in which it reported that 4,342,083 ordinary shares were held by direct and indirect subsidiaries of Eminence Capital, LP in their role as the management company to the Eminence Funds, with respect to ordinary shares directly owned by the Eminence Funds and the investment advisor to Eminence GP, LLC, separately managed accounts (“SMA”), with respect to ordinary shares directly owned by the SMA. Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.
(2)	Principal Real Estate Investors, LLC filed a schedule 13G on February 15, 2018, in which it reported 3,874,188 ordinary shares were beneficially owned by Principal Real Estate Investors, LLC.
(3)	Norges Bank (The Central Bank of Norway) filed a schedule 13G on November 27, 2017, in which it reported 3,607,741 ordinary shares were beneficially owned by Norges Bank.
(4)	Mr. Ruberg is our President, Chief Executive Officer, Vice-Chairman and Executive Director. Mr. Ruberg’s shares beneficially owned consist of our ordinary shares and performance shares.
(5)	Messieurs Esser, Heraghty, Mandeville, and Ruijter own our shares and restricted shares (subject to lock-up provisions).
(6)	Mr. Rowson is our Interim Chief Financial Officer. Mr. Rowson’s shares beneficially owned, consist of restricted shares.
(7)	Mr. Di Vitantonio is our Chief Marketing and Strategy Officer. Mr. Di Vitantonio’s total shares beneficially owned consist of ordinary shares and performance shares.
(8)	Mr. Camman is our Senior Vice President of Legal and Corporate Secretary. Mr. Camman’s total shares beneficially owned consist of ordinary shares, performance shares and restricted shares.
(9)	Mr. Anten is our Senior Vice President of Human Resources. Mr. Anten’s total shares beneficially owned consist of ordinary shares, performance shares and restricted shares.

(10)	Mr. Oosthoek is our Senior Vice President Operations and ICT. Mr. Oosthoek’s total shares beneficially owned consist of ordinary shares, performance shares and restricted shares.
(11)	Mr. Joshi was our Chief Financial Officer. Mr. Joshi’s total shares beneficially owned consist of ordinary shares and performance shares.
*	Indicates beneficial ownership of less than 1 percent of the class of shares.

We effected a registered public offering of our ordinary shares, which began trading on the NYSE on January 28, 2011. Our major shareholders have the same voting rights as our other shareholders. As of April 18, 2018, we had 10 shareholders of record. Two of those, located in the United States, held in aggregate 71,327,554 ordinary shares, representing approximately 99.8% of our outstanding ordinary shares. The United States shareholders of record include, however, Cede & Co., which, as nominee for The Depository Trust Company, is the record holder of 71,308,744 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

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

As reported on Schedule 13G, filed on April 7, 2014, by Eminence Capital, LLC, Eminence GP, LLC and Ricky C. Sandler with the SEC, as of that date, Eminence Capital, LLC, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 3,889,362 ordinary shares, 3,486,181 ordinary shares and 3,889,362 ordinary shares of the Company, respectively, constituting 5.6%, 5.1% and 5.6% of the outstanding ordinary shares, respectively. As reported on Schedule 13G/A, Amendment No. 1, filed on February 17, 2015, by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC, as of that date, Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 6,058,008 ordinary shares, 5,340,840 ordinary shares and 6,063,008 ordinary shares of the Company, respectively, constituting 8.8%, 7.7% and 8.8% of the outstanding ordinary shares, respectively. As reported on Schedule 13G/A, Amendment No. 2, filed on February 16, 2016, by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC, as of that date, Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 5,356,519 ordinary shares, 4,532,737 ordinary shares and 5,361,519 ordinary shares of the Company, respectively, constituting 7.7%, 6.5% and 7.7% of the outstanding ordinary shares, respectively. As reported on Schedule 13G/A, Amendment No. 3, filed on February 6, 2017, by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC, as of that date, Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 4,471,424 ordinary shares, 3,542,072 ordinary shares and 4,476,424 ordinary shares of the Company, respectively, constituting 6.3%, 5.0% and 6.3% of the outstanding ordinary shares, respectively. As reported on Schedule 13G/A, Amendment No. 4, filed on February 14, 2018, by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC, as of that date, Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 4,342,083 ordinary shares, 3,310,807 ordinary shares and 4,342,083 ordinary shares of the Company, respectively, constituting 6.1%, 4.6% and 6.1% of the outstanding ordinary shares, respectively.

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

As reported on Schedule 13G, filed on November 27, 2017, by Norges Bank with the SEC, as of that date, Norges Bank beneficially owned 3,607,741 ordinary shares of the Company, constituting 5.06% of the outstanding ordinary shares.

As reported on Schedule 13G, filed on February 15, 2018, by Principal Real Estate Investors, LLC, with the SEC, as of December 31, 2017, Principal Real Estate Investors, LLC, beneficially owned 3,874,188 ordinary shares of the Company, constituting 5.4% of the outstanding ordinary shares.

To our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person either severally or jointly. As far as is known to us, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company.

Related party transactions

Transactions with related parties are disclosed in note 27 of our Financial Statements.

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

ITEM 9: THE OFFER AND LISTING

Markets

Our ordinary shares began trading on the NYSE under the symbol “INXN” on January 28, 2011.

New York Stock Exchange Trading History

The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the NYSE.

Yearly highs and lows	High	Low
	($ per ordinary share)
2017	59.22	34.35
2016	38.85	26.75
2015	33.16	26.11
2014	29.70	22.66
2013	27.98	20.56

Quarterly highs and lows	High	Low
	($ per ordinary share)
2017
First quarter	40.00	34.35
Second quarter	46.67	39.00
Third quarter	52.15	44.03
Fourth quarter	59.22	49.81
2016
First quarter	34.70	26.75
Second quarter	38.70	33.22
Third quarter	38.72	35.98
Fourth quarter	38.85	32.21
2015
First quarter	33.16	26.23
Second quarter	32.00	27.04
Third quarter	29.18	26.11
Fourth quarter	31.48	26.25
2014
First quarter	25.88	22.66
Second quarter	27.86	23.50
Third quarter	29.70	26.33
Fourth quarter	28.78	24.53
2013
First quarter	26.63	21.90
Second quarter	27.98	22.60
Third quarter	27.43	21.98
Fourth quarter	24.27	20.56

Monthly highs and lows	High	Low
	($ per ordinary share)
2018
January	63.39	56.72
February	64.00	54.35
March	63.97	54.87
April (through April 27 2018)	65,75	60.41
2017
October	53.70	49.81
November	59.14	53.42
December	59.22	54.84

On April 27, 2018, the closing price of InterXion’s ordinary shares listed on The New York Stock Exchange was $64.85.

ITEM 10: ADDITIONAL INFORMATION

Material contracts

The Intercreditor Agreement dated as of July 3, 2013, among InterXion Holding N.V. and certain of its subsidiaries and Barclays Bank PLC as security trustee.

The intercreditor agreement entered into in connection with the 2013 Super Senior Revolving Facility Agreement and the Indenture is referred to in this description as the “Intercreditor Agreement” and InterXion Holding N.V. and each of its subsidiaries that incurs any liability or provides any guarantee under the 2013 Super Senior Revolving Facility Agreement or the Indenture is referred to in this description as a “Debtor” and are referred to collectively as the “Debtors”.

In connection with the 2013 Super Senior Revolving Facility Agreement, InterXion Holding N.V. and certain of its subsidiaries entered into an English law governed intercreditor agreement governing the relationships and relative priorities among: (i) the lenders under the 2013 Super Senior Revolving Facility Agreement; (ii) original hedge counterparty or other persons that accede to the intercreditor agreement as counterparties (the “Hedge Counterparties”) to certain hedging agreements (the “Hedging Agreements”); (iii) the holders of the Senior Secured Notes; and (iv) intra-group creditors and debtors. In addition, the Intercreditor Agreement regulates the relationship between InterXion Holding N.V. and its subsidiaries, on the one hand, and shareholders of InterXion Holding N.V. and related parties, on the other.

The Intercreditor Agreement, among other things, sets out:

•	the relative ranking of certain indebtedness of the Debtors (including under the Facility Agreements and the Senior Secured Notes);

•	the relative ranking of certain security granted by the Debtors;

•	when payments can be made in respect of certain indebtedness of the Debtors (including the Revolving Facility Agreements and the Senior Secured Notes);

•	when enforcement actions can be taken in respect of that indebtedness and the distribution of any enforcement proceeds;

•	the terms pursuant to which that indebtedness will be subordinated upon the occurrence of certain insolvency events;

•	turnover provisions; and

•	when security and guarantees will be released to permit a sale of the collateral.

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

The 2013 Super Senior Revolving Facility Agreement dated as of June 17, 2013 (as amended and/or restated from time to time), among InterXion Holding N.V. and the financial institutions party thereto, as Lenders and Barclays Bank PLC, as agent and security trustee.

On June 17, 2013, we entered into the €100.0 million 2013 Super Senior Revolving Facility Agreement between, among others, InterXion Holding N.V., the lenders named therein and Barclays Bank PLC as agent (for the purpose of this section, the “Agent”) and security trustee, pursuant to which the 2013 Super Senior Revolving Facility has been made available to the Company.

Borrowings under the 2013 Super Senior Revolving Facility will be used to finance our general corporate and working capital needs (including capital expenditure, acquisitions and investments, which are not prohibited by the 2013 Super Senior Revolving Facility Agreement), but not the prepayment, repayment or redemption of bonds, term debt or replacement debt (or any interest in any bonds, term debt or replacement debt) and the purchase of bonds, term debt or replacement debt in open market purchases or otherwise (as such terms are defined in the 2013 Super Senior Revolving Facility Agreement).

The 2013 Super Senior Revolving Facility Agreement initially bears interest at an annual rate equal to EURIBOR (or, for loans denominated in Sterling, USD, DKK, SEK or CHF, LIBOR, CIBOR or STIBOR) as applicable, plus a margin of 3.50% per annum, subject to a margin ratchet pursuant to which the margin may be reduced by up to a maximum of 1.00% per annum if total net debt (as defined in the 2013 Super Senior Revolving Facility Agreement) at each quarter end to the pro forma Adjusted EBITDA for the 12 months ending on that quarter end (as such terms are defined in the 2013 Super Senior Revolving Facility Agreement) is equal to, or less than, 2.00:1.

We are also required to pay a commitment fee, quarterly in arrears, on available but undrawn commitments under the 2013 Super Senior Revolving Facility Agreement at a rate of 40.0% of the then applicable margin.

The 2013 Super Senior Revolving Facility had a final maturity date of July 3, 2018. On July 31, 2017 we extended the maturity of the 2013 Super Senior Revolving Facility to December 31, 2018. Any amount still outstanding at that time will be immediately due and payable. Subject to certain conditions, any borrower under the 2013 Super Senior Revolving Facility Agreement may voluntarily prepay the utilizations and the borrower may permanently cancel all or part of the available commitments under the 2013 Super Senior Revolving Facility in a minimum amount of €5,000,000 (in relation to a voluntary cancellation) or €1,000,000 (in relation to a voluntary repayment) by giving not less than, in relation to a voluntary cancellation, three business days’ and, in relation to a voluntary repayment, five business days’ (or, in each case, such shorter period as the required majority lenders under the 2013 Super Senior Revolving Facility Agreement agree) prior notice to the Agent.

We may reborrow amounts repaid, subject to certain conditions, until one month before final maturity.

In addition to voluntary prepayments, the 2013 Super Senior Revolving Facility Agreement requires mandatory prepayment (or, as the case may be, an offer to do so) in full or in part in certain circumstances, including:

•	with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the 2013 Super Senior Revolving Facility Agreement or to maintain its participation in any loan under the 2013 Super Senior Revolving Facility;

•	if a lender so requires in respect of that lender’s participation in an outstanding loan under the 2013 Super Senior Revolving Facility, upon a Change of Control (as defined in the 2013 Super Senior Revolving Facility Agreement); and/or

•	upon the occurrence of the sale of all or substantially all of the assets of the Group.

Drawdowns under the 2013 Super Senior Revolving Facility are subject to satisfaction of certain conditions precedent on the date the applicable drawdown is requested and on the date such loan is utilized including: (i) no default (or event of default for rollover of existing loans at the end of an interest period) is continuing or would result from such drawdown and (ii) certain repeating representations and warranties specified in the 2013 Super Senior Revolving Facility Agreement being true in all material respects.

The 2013 Super Senior Revolving Facility is guaranteed irrevocably and unconditionally on a joint and several basis by certain members of the Group (subject to applicable local law limitations). Borrowings under the 2013 Super Senior Revolving Facility are secured by certain share pledges over the guarantors (other than the Company) under the 2013 Super Senior Revolving Facility, inter-company loan receivables owed to the Company or any of the guarantors under the 2013 Super Senior Revolving Facility and the bank accounts of the Company and the guarantors under the 2013 Super Senior Revolving Facility.

The 2013 Super Senior Revolving Facility Agreement contains customary operating and restrictive covenants, subject to certain agreed exceptions, qualifications and thresholds as well as customary events of default (subject in certain cases to agreed grace periods, qualifications and thresholds), including a cross default with respect to an event of default under the Indenture (as defined below) governing the Senior Secured Notes (as defined below). The 2013 Super Senior Revolving Facility also requires the Company, each borrower and each guarantor to observe certain customary affirmative covenants (subject to certain agreed exceptions, qualifications and thresholds) and requires the Company to comply with a leverage ratio financial covenant (calculated as the ratio of consolidated total net debt at each quarter end to pro forma Adjusted EBITDA for the 12 months ending on that quarter end).

The 2017 Senior Secured Revolving Facility Agreement dated as of March 9, 2017 (as amended and/or restated from time to time), among InterXion Holding N.V. and the financial institutions party thereto, as Lenders, ABN AMRO Bank N.V. as agent and Barclays Bank PLC as security trustee.

On March 9, 2017, we entered into the €100.0 million 2017 Senior Secured Revolving Facility Agreement by and among InterXion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as lenders thereunder, ABN AMRO Bank N.V. as agent (for the purpose of this section, the “Agent”) and Barclays Bank PLC as security trustee.

The 2017 Senior Secured Revolving Facility had an initial maturity date of 12 months from the date of the 2017 Senior Secured Revolving Facility Agreement, with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms of the 2017 Senior Secured Revolving Facility. The 2017 Senior Secured Revolving Facility initially bears interest at a rate per annum equal to EURIBOR (subject to a zero percent floor) plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the 2017 Senior Secured Revolving Facility is extended up to an additional six months after its initial maturity date.

On July 28, 2017, we amended the terms of the 2017 Senior Secured Revolving Facility Agreement to increase the amount available to €100.0 million and to add a second extension option to extend the maturity of the 2017 Senior Secured Revolving Facility to December 31, 2018. We elected, as of March 1, 2018, to extend the maturity of the 2017 Senior Secured Revolving Facility Agreement to September 9, 2018.

Borrowings under the 2017 Senior Secured Revolving Facility will be used to finance our general corporate and working capital needs (including capital expenditure, acquisitions and investments, which are not prohibited by the 2017 Senior Secured Revolving Facility Agreement), but excluding the refinancing of other financial indebtedness and the prepayment, repayment or redemption or purchase of, or payments of interest in respect of, any other financial indebtedness (other than, in each case, to the extent incurred or arising intra-restricted group and under the 2013 Super Senior Revolving Facility).

We are also required to pay a commitment fee, quarterly in arrears, on available but undrawn commitments under the 2017 Senior Secured Revolving Facility Agreement at a rate of 35.0% of the then applicable margin.

Any amount still outstanding at the maturity of the 2017 Senior Secured Revolving Facility will be immediately due and payable. Subject to certain conditions, any borrower under the 2017 Senior Secured Revolving Facility Agreement may voluntarily prepay the utilizations and the borrower may permanently cancel all or part of the available commitments under the 2017 Senior Secured Revolving Facility in a minimum amount of €5,000,000 (in relation to a voluntary cancellation) and €1,000,000 (in relation to a voluntary prepayment) by giving not less than three business days’ (or such shorter period as the required majority lenders under the 2017 Senior Secured Revolving Facility Agreement agree) prior notice to the Agent.

We may reborrow amounts repaid, subject to certain conditions, until one month before final maturity.

In addition to voluntary prepayments, the 2017 Senior Secured Revolving Facility Agreement requires mandatory prepayment (or, as the case may be, an offer to do so) in full or in part in certain circumstances, including:

•	with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the 2017 Senior Secured Revolving Facility Agreement or to maintain its participation in any loan under the 2017 Senior Secured Revolving Facility;

•	if a lender so requires in respect of that lender’s participation in an outstanding loan under the 2017 Senior Secured Revolving Facility, upon a Change of Control (as defined in the 2017 Senior Secured Revolving Facility Agreement);

•	upon the occurrence of the sale of all or substantially all of the assets of the Group;

•	from the net proceeds of certain financing proceeds, insurance proceeds and/or asset sale; and/or

•	if the 2013 Super Senior Revolving Facility is fully cancelled and repaid or prepaid.

The 2017 Senior Secured Revolving Facility requires, within a specified period of time, for it to be guaranteed irrevocably and unconditionally on a joint and several basis by certain members of the Group (subject to applicable local law limitations) with borrowings thereunder to be secured by certain share pledges over the guarantors (other than the Company) under the 2017 Senior Secured Revolving Facility, inter-company loan receivables owed to the Company or any of the guarantors under the 2017 Senior Secured Revolving Facility and the bank accounts of the Company and the guarantors under the 2017 Senior Secured Revolving Facility.

The 2017 Senior Secured Revolving Facility Agreement contains customary operating and restrictive covenants, subject to certain agreed exceptions, qualifications and thresholds as well as customary events of default (subject in certain cases to agreed grace periods, qualifications and thresholds), including a cross default with respect to an event of default under the Indenture (as defined below) governing the Senior Secured Notes (as defined below). The 2017 Senior Secured Revolving Facility also requires the Company, and each guarantor to observe certain customary affirmative covenants (subject to certain agreed exceptions, qualifications and thresholds) and requires the Company to comply with a leverage ratio financial covenant (calculated as the ratio of consolidated total net debt at each quarter end to pro forma Adjusted EBITDA for the 12 months ending on that quarter end).

The 2018 Subordinated Revolving Facility Agreement dated as of March 16, 2018 (as amended and/or restated from time to time), among InterXion Holding N.V. and the financial institutions party thereto, as Lenders, ABN AMRO Bank N.V. as agent.

On March 16, 2018, we entered into the €225.0 million 2018 Subordinated Revolving Facility Agreement by and among InterXion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V. and Bank of America Merrill Lynch International Limited as lenders thereunder and ABN AMRO Bank N.V. as agent (for the purpose of this section, the “Agent”).

The 2018 Subordinated Revolving Facility had an initial maturity date of December 31, 2018 (the “Initial Termination Date”), with the Company having the option to extend the maturity date up to December 31, 2019 in accordance with the terms of the 2018 Subordinated Revolving Facility. The 2018 Subordinated Revolving Facility initially bears interest at a rate per annum equal to EURIBOR (subject to a zero percent floor) plus a margin of 3.00% per annum from the date of the 2018 Subordinated Revolving Facility to and including June 30, 2018, subject to a margin ratchet pursuant to which the margin may increase thereafter on a quarterly basis by 25 basis points, to a maximum of 3.50% per annum to and including the Initial Termination Date. If the 2018 Subordinated Revolving Facility is extended after the Initial Termination Date, the margin will increase from January 1, 2019 to and including March 31, 2019 to 3.75% per annum, subject to a further margin ratchet pursuant to which the margin may increase thereafter to 4.00% per annum, subject to a maximum of 4.50% per annum after the Initial Termination Date and up to December 31, 2019.

The 2018 Subordinated Revolving Facility is subordinated in right of payment to any debt of the Company or any restricted subsidiary outstanding under each of the 2013 Super Senior Revolving Facility, the 2017 Senior Secured Revolving Facility, the Senior Secured Notes and any other debt of the Company or any restricted subsidiary, unless the instrument under which such debt is incurred expressly provides that it is pari passu or subordinated in right of payment to the 2018 Subordinated Revolving Facility. In addition, the 2018 Subordinated Revolving Facility is subject to customary payment block and enforcement standstill provisions, in each case, with a long stop date of 179 days.

Borrowings under the 2018 Subordinated Revolving Facility, among other things, is subject to an aggregate principal amount of not less than €180,000,000 (or its equivalent) being outstanding under the 2013 Super Senior Revolving Facility and/or the 2017 Senior Secured Revolving Facility on the utilization date of the 2018 Subordinated Revolving Facility.

Borrowings under the 2018 Subordinated Revolving Facility will be used towards the general corporate and working capital purposes of the restricted group including capital expenditure, acquisitions and investments which are not prohibited by the 2018 Subordinated Revolving Facility Agreement, but excluding refinancing any other financial indebtedness and the prepayment, repayment, redemption or purchase of, or payments of interest in respect of, any other financial indebtedness (other than, in each case, to the extent incurred or arising intra-restricted group).

We are also required to pay a commitment fee, quarterly in arrears, on available but undrawn commitments under the 2018 Subordinated Revolving Facility Agreement at a rate of 40.0% of the then applicable margin.

Any amount still outstanding at the maturity of the 2018 Subordinated Revolving Facility will be immediately due and payable. Subject to certain conditions, the Company may voluntarily prepay the utilizations and the borrower may permanently cancel all or part of the available commitments under the 2018 Subordinated Revolving Facility in a minimum amount of €5,000,000 (in relation to a voluntary cancellation) and €1,000,000 (in relation to a voluntary prepayment) by giving not less than three business days’ (or such shorter period as the required majority lenders under the 2018 Subordinated Revolving Facility Agreement agree) prior notice to the Agent.

We may reborrow amounts repaid, subject to certain conditions, until one month before final maturity.

In addition to voluntary prepayments, the 2018 Subordinated Revolving Facility Agreement requires mandatory prepayment (or, as the case may be, an offer to do so) in full or in part in certain circumstances, including:

•	with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the 2018 Subordinated Revolving Facility Agreement or to maintain its participation in any loan under the 2018 Subordinated Revolving Facility;

•	if a lender so requires in respect of that lender’s participation in an outstanding loan under the 2018 Subordinated Revolving Facility, upon a Change of Control (as defined in the 2018 Subordinated Revolving Facility Agreement);

•	upon the occurrence of the sale of all or substantially all of the assets of the Group;

•	from the net proceeds of certain financing proceeds, insurance proceeds and/or asset sale; and/or

•	if the Senior Secured Notes, the 2013 Super Senior Revolving Facility and the 2017 Senior Secured Revolving Facility are refinanced and the aggregate net proceeds thereof (free of any escrow arrangement) are greater than €825,000,000.

The 2018 Subordinated Revolving Facility is unsecured and is not guaranteed.

The 2018 Subordinated Revolving Facility Agreement contains customary operating and restrictive covenants, subject to certain agreed exceptions, qualifications and thresholds as well as customary events of default (subject in certain cases to agreed grace periods, qualifications and thresholds), including a cross default with respect to an event of default under the Indenture (as defined below) governing the Senior Secured Notes (as defined below). The 2018 Subordinated Revolving Facility also requires the Company, to observe certain customary affirmative covenants (subject to certain agreed exceptions, qualifications and thresholds) and requires the Company to comply with a leverage ratio financial covenant (calculated as the ratio of consolidated total net debt at each quarter end to pro forma Adjusted EBITDA for the 12 months ending on that quarter end).

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

General

Incorporation and Registered Office

We were incorporated on April 6, 1998 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid ) under the laws of The Netherlands. On January 11, 2000, we were converted from a B.V. to a limited liability company (naamloze vennootschap ) under the laws of The Netherlands.

Our corporate seat is in Amsterdam, The Netherlands. We are registered with the Trade Register of the Chamber of Commerce in Amsterdam under number 33301892. Our executive offices are located at Scorpius 30, 2132 LR, Hoofddorp, The Netherlands. Our telephone number is +31 20 880 7600.

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

On June 24, 2016, our General Meeting of Shareholders designated our Board as the corporate body competent to issue ordinary shares and to grant rights to subscribe for up to 3,501,301 ordinary shares, without pre-emption rights accruing to shareholders for the purpose of our employee incentive schemes, and to issue ordinary shares and to grant rights to subscribe for ordinary shares up to 10% of the authorized share capital at that time. Our Board’s authority to issue ordinary shares and grant rights to acquire ordinary shares was for a period of 18 months, which expired on December 24, 2017. Our General Meeting of Shareholders may extend this period, subject to the limitations as set out above.

On June 30, 2017, our General Meeting of Shareholders designated our Board as the corporate body competent to issue ordinary shares and to grant rights to subscribe for up to 2,871,542 ordinary shares, without pre-emption rights accruing to shareholders for the purpose of our employee incentive schemes, and to issue ordinary shares and to grant rights to subscribe for ordinary shares up to 10% of the authorized share capital at that time. Our Board’s authority to issue ordinary shares and grant rights to acquire ordinary shares was for a period of 18 months expiring on December 29, 2018.

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

Our Board was designated as the corporate body authorized to limit or exclude pre-emptive rights, subject to the limited authority it has to issue ordinary shares and grant rights to subscribe for ordinary shares as set out under “—Issue of Ordinary Shares” above, for a period of ending on January 28, 2016. In addition, our Board was designated as the corporate body authorized, subject to the limited authority it has to issue ordinary shares and grant rights to subscribe for ordinary shares, without pre-emption rights accruing to shareholders for the purpose of our employee incentive schemes as set out under “—Issue of Ordinary Shares” above, for a period that ended on December 31, 2017. On June 30, 2017, our General Meeting of Shareholders extended this period to December 29, 2018.

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

Dutch law generally and more specifically the Dutch Civil Code, imposes minimum capital and other reserve requirements on legal entities as a way of protecting shareholders and creditors and maintaining the capital of a company. Such minimum capital and reserve requirements include, among other things, complying with certain minimum capital requirements when declaring and paying dividends and repurchasing shares in its own capital, maintaining reserves on the granting of legitimate financial assistance loans by a public limited company and maintaining reserves on the revaluation of assets.

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

Shareholders holding at least 3% of our issued and outstanding share capital may submit agenda proposals for any General Meeting of Shareholders. Provided we receive such proposals no later than 60 days before the date of the General Meeting of Shareholders, and provided that such proposal does not, according to our Board, conflict with our vital interests, we will have the proposals included in the notice.

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

Following the introduction on July 3, 2016 of the Market Abuse Regulation (which has replaced the former market abuse rules), the aforementioned notification obligation is limited to transactions involving our Senior Secured Notes and financial instruments the value of which is determined by the value of such Senior Secured Notes.

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

The agenda for a meeting of shareholders must contain such items as our Board or the person or persons convening the meeting decide, including the time and place of the shareholders’ meeting and the procedure for participating in the shareholders’ meeting by way of a written power of attorney. The agenda shall also include such other items as one or more shareholders, representing at least such part of the issued share capital as required by the laws of The Netherlands (currently, 3% of the issued share capital or shares) may request by providing a substantiated written request or a proposal for a resolution to our Board at least 60 days before the date of the meeting.

Delaware

Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting.

Shareholder suits

The Netherlands

In the event that a third-party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third-party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third-party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association, the objective of which is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach - often on the basis of such declaratory judgment - a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

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

Taxation

Certain U.S. Federal Income Tax Considerations

This section describes certain material United States federal income tax consequences of owning our ordinary shares. It applies to a U.S. Holder (as defined below) that holds our ordinary shares as capital assets for tax purposes. This section does not apply to a U.S. Holder that is a member of a special class of holders subject to special rules, such as:

•	a financial institution;

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a real estate investment trust;

•	a regulated investment company;

•	U.S. expatriates;

•	persons who acquired shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person who actually or constructively owns 10% or more of our stock (by vote or value);

•	a person who owns shares through a partnership or other pass-through entity;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to shares being taken into account in an applicable financial statement;

•	a person who holds shares as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). The dividend is ordinary income that the U.S. Holder must include in income when the dividend is actually or constructively received. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of a dividend distribution paid in euros includible in the income of a U.S. Holder will be the US dollar value of the euro payment made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the shares and thereafter as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

For foreign tax credit limitation purposes, the dividend will generally constitute foreign source income and will generally be “passive category income”. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends.

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

PFIC Rules

We believe that our ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2017. The application of the PFIC rules, however, is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any future taxable year. In addition, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of our ordinary shares could render us a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Scope

Regardless of whether or not a holder of ordinary shares is, or is treated as being, a resident of The Netherlands, this summary does not address the Dutch tax consequences for such a holder:

(a)	having a substantial interest (aanmerkelijk belang) in our Company (such a substantial interest is generally present if an equity stake, profit stake of at least 5%, or a right to acquire such an equity/profit stake, is held, in each case by reference to our Company’s total issued share capital, or the issued capital of a certain class of shares);

(b)	who is a private individual and may be taxed for the purposes of Dutch income tax (inkomstenbelasting) as an entrepreneur (ondernemer) that has an enterprise (onderneming) to which the ordinary shares are attributable, as one who earns income from miscellaneous activities (resultaat uit overige werkzaamheden), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer ), or who may otherwise be taxed as one earning taxable income from work and home (werk en woning) with respect to benefits derived from the ordinary shares;

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

Other taxes

No Dutch sales tax (omzetbelasting) will arise in respect of any payment in consideration for the issue of the ordinary shares, with respect to a distribution of proceeds from the ordinary shares or with respect to a transfer of ordinary shares. In addition, no Dutch registration tax, capital tax, transfer tax or stamp duty (nor any other similar tax or duty) will be payable in connection with the issue or acquisition of the ordinary shares.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Under our Revolving Facilities, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate, except for our mortgages. Our mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 195 to 275 basis points. We have determined that the impact of a near-term 10% appreciation or depreciation of EURIBOR would not have a significant effect on our financial position, results of operations, or cash flow. The interest rates on our mortgages secured by our PAR3 and PAR5 properties was fixed for approximately 75% of the principal outstanding amounts for a period of ten years.

As of December 31, 2017, the interest payable under the 2017 Senior Secured Revolving Facility on any EUR amounts drawn would be at the rate of EURIBOR (subject to a zero percent EURIBOR floor) plus 225 basis points per annum. The 2017 Senior Secured Revolving Facility was fully drawn as of December 31, 2017. As of December 31, 2017, the interest payable under the 2013 Super Senior Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points per annum, (ii) any Danish kroner amounts drawn would be at the rate of CIBOR plus 350 basis points per annum, (iii) any Swedish Krona amounts drawn would be at the rate of STIBOR plus 350 basis points per annum and (iv) other applicable currencies, including GBP, amounts drawn at the rate of LIBOR plus 350 basis points per annum. The 2013 Super Senior Revolving Facility was undrawn as of December 31, 2017.

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

See Note 21 of our 2017 consolidated financial statements for quantitative disclosure about market risk.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Interim Chief Financial Officer (Interim CFO), the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), has been evaluated as of December 31, 2017. Based on their evaluation of the Company’s disclosure controls and procedures, our CEO and Interim CFO identified a material weakness in our internal control over financial reporting (as further described below), and consequently concluded that our disclosure controls and procedures were not effective as of December 31, 2017.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditure of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Due to its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in the “Internal-Control Integrated Framework (2013)”, established by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

The Company acquired Vancis B.V., which was renamed InterXion Science Park B.V. following the acquisition thereof on February 24, 2017. Management excluded InterXion Science Park B.V. from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. InterXion Science Park B.V. accounted for approximately 1.2% of the Company’s consolidated total assets as of December 31, 2017 and approximately 1.3% of the Company’s consolidated revenues as of and for the year ended December 31, 2017.

Based on this assessment, management identified a deficiency in the internal control over financial reporting, that constitutes a material weakness, and therefore concluded that our internal control over financial reporting was not effective as of December 31, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified pertains to a deficiency in the design of internal controls relating to technical accounting of share-based payments. The design of the review controls relating to the complex process of applying IFRS 2 (Share-based Payments) to the Company’s incentive plan award schemes were not sufficiently precise to detect an error in the application of IFRS 2 with respect to the valuation of incentive plan awards. Specifically, incentive plan awards related to performance shares were incorrectly valued on an aggregate basis rather than by treating each vesting of the incentive plan awards as a separate award. This resulted in an incorrect determination of the IFRS 2 grant date for purposes of determining the fair value of such awards and an incorrect application of graded vesting requirements. The incorrect application of graded vesting resulted in the allocation of share-based payment charges to the incorrect periods. Furthermore, the valuation of awards were based on the total incentive plan awards rather than on a separate valuation based on the underlying instruments and failed to take into account the impact of stock appreciation and performance conditions. Consequently, post grant date changes in service and non-market performance conditions were not reflected in the related share-based payments charges. For further information on the impact of this error, see Notes 2 and 29 of our 2017 consolidated financial statements, included elsewhere herein.

The attestation report of KPMG Accountants N.V., an independent registered public accounting firm, on management’s assessment of our internal control over financial reporting is included on page F-3 in this annual report on Form 20-F.

Remediation Efforts to Address Material Weakness

Management has been actively engaged in the development and implementation of a remediation plan to address the foregoing material weakness in internal control over financial reporting. Our remediation plan includes the following measures:

•	strengthening our existing review process for the complex area of share-based payments by adding additional independent outside specialists to both evaluate the assumptions applied in the calculations of share-based payments and checking our resulting valuations;

•	conducting a review of the application of IFRS 2 requirements on individual awards each quarter, as opposed to solely conducting the analysis at the time new incentive plans and/or modifications to existing incentive plans are made and/or implemented;

•	simplifying the wording of our share award plans to reduce the risk of the incorrect application of IFRS 2; and

•	strengthening our existing control procedures relating to changes in existing share award plans and the forfeitures of share awards by designing and implementing additional controls.

Management continues to assign the highest priority to the prompt remediation of the foregoing material weakness.

Changes in Internal Control Over Financial Reporting

There were no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As noted above, we are taking remediation efforts in respect of the foregoing material weakness.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Accountants N.V. has served as the Company’s principal accountant for the fiscal years ended December 31, 2017, 2016 and 2015. The fees for audit and other services rendered by KPMG Accountants N.V. or other KPMG network for the fiscal years ended December 31, 2017, 2016 and 2015 are set out below.

	Year ended December 31,
	2017	2016	2015
	(€’000)
Audit fees	1,949	1,569	1,101
Audit-related fees	33	111	124
Tax fees	—	—	21
All other fees	22	16	77
Total	2,004	1,696	1,323
Historical quarterly review fees have been reclassified from ‘Audit related fees’ to ‘Audit fees’.

Audit fees include fees billed for audit services rendered for the Company’s annual consolidated financial statements, filed with regulatory organizations and the review of quarterly financial reports. Audit-related fees relate to the service organization control reports, such as SOC 2 and ISAE 3402 reports. Tax fees include fees billed for tax compliance. All other fees consist of fees for all other services not included in any of the other categories noted above.

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

Internal Audit Function

Under Section 303A.07 of the NYSE rules, a domestic listed company must have an internal audit function. In 2017, an internal audit function was not in place.

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-65, which are incorporated herein by reference.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number	Description of Document

1.1‡	Articles of Association of InterXion Holding N.V., as amended, dated as of January 20, 2012.

1.2‡	Bylaws of InterXion Holding N.V. dated as of June 8, 2015.

2.1‡	Indenture dated as of July 3, 2013 among InterXion Holding N.V., as Issuer, InterXion Belgium N.V., InterXion Danmark ApS, InterXion Carrier Hotel Limited, InterXion Datacenters B.V., InterXion Deutschland GmbH, Interxion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland Limited, InterXion Nederland B.V. and InterXion Operational B.V., as initial guarantors, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg paying agent and Barclays Bank PLC, as security trustee.

2.2☐	Supplemental Indenture dated as of December 17, 2013 among InterXion Holding N.V., as Issuer, InterXion Sverige AB, as Guaranteeing Entity, InterXion Belgium N.V., InterXion Danmark ApS, InterXion Carrier Hotel Limited, InterXion Datacenters B.V., InterXion Deutschland GmbH, InterXion España S.A., InterXion France SAS, InterXion HeadQuarters B.V., InterXion Ireland Limited, InterXion Nederland B.V. and InterXion Operational B.V., as guarantors and The Bank of New York Mellon, London Branch, as trustee.

2.3☐	Supplemental Indenture dated as of December 22, 2014 among InterXion Holding N.V., as Issuer, InterXion Österreich GmbH, as Guaranteeing Entity, and The Bank of New York Mellon, London Branch, as trustee.

2.4‡	The Intercreditor Agreement dated July 3, 2013, by and among, InterXion Holding N.V., Barclays Bank PLC, as revolving agent, The Bank of New York Mellon, London Branch, as original Senior Secured Notes trustee, the revolving lenders named therein, the original debtors named therein, and Barclays Bank PLC as security trustee.

2.5☐	Amendment Letter to the Intercreditor Agreement dated December 17, 2013, by and among, InterXion Holding N.V., the original debtors and financial institutions as listed in the Intercreditor Agreement, The Bank of New York Mellon, London Branch, as original Senior Secured Notes trustee and Barclays Bank PLC, as original hedge counterparty, revolving agent and security trustee.

4.1☐	Senior Multicurrency Revolving Facility Agreement dated as of June 17, 2013 among InterXion Holding N.V., ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Bank of America Securities Limited.

4.2‡	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated April 9, 2014, by and among, InterXion Holding N.V., and Barclays Bank PLC, as agent.

4.3☐	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated July 17, 2014, by and among, InterXion Holding N.V., and Barclays Bank PLC, as agent.

4.4	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated September 12, 2016, by and among, InterXion Holding N.V., and Barclays Bank PLC, as agent.

4.5	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated July 18, 2017, by and among, InterXion Holding N.V., and Barclays Bank PLC, as agent.

4.6	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated February 9, 2018, by and among, InterXion Holding N.V., and Barclays Bank PLC, as agent.

4.7	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated April 10, 2018, by and among, InterXion Holding N.V., and Barclays Bank PLC, as agent.

4.8☐	Accession Letter to the Senior Multicurrency Revolving Facility Agreement dated December 17, 2013 among InterXion Holding N.V. and InterXion Sverige AB, as additional guarantor.

4.9☐	Accession Letter to the Senior Multicurrency Revolving Facility Agreement dated December 22, 2014 among InterXion Holding N.V. and InterXion Österreich GmbH, as additional guarantor.

4.10‡	Directors Remuneration Policy of InterXion Holding N.V. dated January 20, 2012.

4.11☐	Management Agreement Managing Director InterXion Holding N.V. dated July 1, 2016.

4.12§	InterXion Holding N.V. 2008 International Stock Option and Incentive Master Award Plan dated January 2008.

Exhibit Number	Description of Document

4.13§	InterXion Holding N.V. 2011 International Stock Option and Incentive Master Award Plan dated May 31, 2011.

4.14‡	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated October 30, 2013.

4.15‡	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated March 17, 2014.

4.16☐	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated July 2, 2013.

4.17‡	Senior secured facility agreement dated April 14, 2014 by and among the Company, the guarantors thereunder, ABN AMRO Bank N.V. and Barclays Bank PLC, as lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee.

4.18*†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 15 to the Lease Agreement dated November 30, 2009.

4.19*†	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

4.20*†	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

4.21*†	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

4.22*†	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

4.23*†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Eliahou Zeloof, Amira Zeloof, Ofer Zeloof and Oren Zeloof dated February 23, 2000.

4.24*†	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

4.25☐†	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Amira Zeloof, Ofer Zeloof and Oren Zeloof dated November 1, 2011.

4.26☐†	Lease Agreement among InterXion Holding N.V., InterXion France Sas and Corpet Louvet Sas dated January 3, 2011.

4.27☐†	Lease Agreement among InterXion Holding N.V., InterXion España, S.A.U and Chainco Investments Company, S.L. dated October 10, 2011.

4.28☐†	Lease Agreement among InterXion España, S.A.U. and Edificios Alsina Sur, S.A. dated February 27, 2012.

4.29☐†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 17 to the Lease Agreement dated September 1, 2011.

4.30†	Lease Agreement between InterXion Netherlands B.V. and ProLogis Netherlands VII SarL dated April 15, 2013.

4.31†	Lease Agreement among InterXion España, S.A.U. and Edificios Alsina Sur, S.A. dated June 5, 2013.

4.32†	Lease Agreement between InterXion Deutschland GmbH and Union Investment Real Estate GmbH date August 2, 2013.

4.33‡	Senior Secured Revolving Facility Agreement dated March 9, 2017, by and among, InterXion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited, as lenders thereunder, ABN AMRO Bank N.V., as agent and Barclays Bank PLC, as security trustee.

4.34	Amendment Letter to 2017 Senior Secured Revolving Facility Agreement dated July 18, 2017, by and among, InterXion Holding N.V., and ABN AMRO Bank N.V., as agent.

4.35	Amendment Letter to 2017 Senior Secured Revolving Facility Agreement dated February 9, 2018, by and among, InterXion Holding N.V., and ABN AMRO Bank N.V., as agent.

Exhibit Number	Description of Document

4.36§§	InterXion Holding N.V. 2017 Executive Director Long Term Incentive Plan dated May 13, 2017.

4.37‡	Unsecured Subordinated Facility Agreement dated March 16, 2018, by and among, InterXion Holding N.V., ABN AMRO Bank N.V. and Bank of America Merrill Lynch International Limited as arrangers and original lenders thereunder and ABN AMRO Bank N.V. as agent.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Interim Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Interim Chief Financial Officer.

15.1	Consent of KPMG Accountants N.V.

Notes:

*	Previously filed as an exhibit to InterXion Holding N.V.’s Registration Statement on Form F-1 (File No. 333-171662) filed with the SEC and hereby incorporated by reference to such Registration Statement.
†	Confidential treatment has been received for certain portions which are omitted in the copy of the exhibit filed with the SEC. The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
††	The omitted information has been filed separately with the SEC pursuant to an application for confidential treatment.
‡	Previously filed as an exhibit on Form 6-K (File No. 001-35053) filed with the SEC and hereby incorporated by reference.
§	Previously filed as an exhibit to InterXion Holding N.V.’s Registration Statement on Form S-8 (File No. 333-175099) filed with the SEC and hereby incorporated by reference to such Registration Statement.
§§	Previously filed as an exhibit to InterXion Holding N.V.’s Registration Statement on Form S-8 (File No. 333-218364) filed with the SEC and hereby incorporated by reference to such Registration Statement.
☐	Previously filed as an exhibit on Form 20-F (File No. 001-35053) filed with the SEC and hereby incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERXION HOLDING N.V.
/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer
Date:	April 30, 2018

INDEX TO FINANCIAL STATEMENTS

Audited financial statements of InterXion Holding N.V. as of and for the years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of InterXion Holding N.V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of InterXion Holding N.V. and subsidiaries (the Company) as of December 31, 2017, 2016, and 2015, the related consolidated income statements and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, 2016, and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2018 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

April 30, 2018

We have served as the Company’s auditor since 2000.

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of InterXion Holding N.V.

Opinion on Internal Control Over Financial Reporting

We have audited InterXion Holding N.V.’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017, 2016, and 2015, the related consolidated income statements and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2018 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the design of internal controls relating to technical accounting of share-based payments has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Vancis B.V., subsequent to the acquisition renamed to InterXion Science Park B.V., on February 24, 2017, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, InterXion Science Park’s internal control over financial reporting associated with approximately 1.2% of consolidated total assets as of December 31, 2017, and approximately 1.3% of consolidated revenues in the consolidated financial statements of the Company as of and for the year ended December 31, 2017. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of InterXion Science Park.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

April 30, 2018

CONSOLIDATED INCOME STATEMENTS

		Year Ended December 31,
	Note	2017	2016(i)	2015(i)
		(€’000)
Revenues	5,6	489,302	421,788	386,560
Cost of sales	5,8	(190,471)	(162,568)	(151,613)
Gross profit		298,831	259,220	234,947
Other income	5	97	333	21,288
Sales and marketing costs	5,8	(33,465)	(29,941)	(28,217)
General and administrative costs	5,7,8	(167,190)	(138,557)	(134,391)
Operating income	5	98,273	91,055	93,627
Finance income	9	1,411	1,206	3,294
Finance expense	9	(45,778)	(37,475)	(32,316)
Profit before taxation		53,906	54,786	64,605
Income tax expense	10	(14,839)	(16,450)	(17,925)
Net income		39,067	38,336	46,680
Earnings per share attributable to shareholders:
Basic earnings per share: (€)	17	0.55	0.54	0.67
Diluted earnings per share: (€)	17	0.55	0.54	0.66

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended December 31,
	2017	2016(i)	2015(i)
	(€’000)
Net income	39,067	38,336	46,680
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences	(7,245)	(12,713)	11,633
Effective portion of changes in fair value of cash flow hedge	110	(45)	50
Tax on items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences	205	1,836	(1,208)
Effective portion of changes in fair value of cash flow hedge	(36)	15	(16)
Other comprehensive income/(loss), net of tax	(6,966)	(10,907)	10,459
Total comprehensive income attributable to shareholders	32,101	27,429	57,139

Note: — The accompanying notes form an integral part of these consolidated financial statements.

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,
	Note	2017	2016(i)	2015(i)
		(€’000)
Non-current assets
Property, plant and equipment	11	1,342,471	1,156,031	999,072
Intangible assets	12	60,593	28,694	23,194
Goodwill	12	38,900	—	—
Deferred tax assets	10	24,470	20,370	23,024
Other investments	13	3,693	1,942	—
Other non-current assets	14	13,674	11,914	11,152
		1,483,801	1,218,951	1,056,442
Current assets
Trade and other current assets	14	179,786	147,821	141,936
Cash and cash equivalents	15	38,484	115,893	53,686
		218,270	263,714	195,622
Total assets		1,702,071	1,482,665	1,252,064
Shareholders’ equity
Share capital	16	7,141	7,060	6,992
Share premium	16	539,448	523,671	509,816
Foreign currency translation reserve	16	2,948	9,988	20,865
Hedging reserve, net of tax	16	(169)	(243)	(213)
Accumulated profit / (deficit)	16	47,360	8,293	(30,043)
		596,728	548,769	507,417
Non-current liabilities
Other non-current liabilities	18	15,080	11,718	12,049
Deferred tax liability	10	21,336	9,628	9,951
Borrowings	20	724,052	723,975	550,812
		760,468	745,321	572,812
Current liabilities
Trade payables and other liabilities	18	229,878	171,399	162,629
Income tax liabilities		6,237	5,694	2,738
Provision for onerous lease contracts	19	—	—	1,517
Borrowings	20	108,760	11,482	4,951
		344,875	188,575	171,835
Total liabilities		1,105,343	933,896	744,647
Total liabilities and shareholders’ equity		1,702,071	1,482,665	1,252,064

Note:—The accompanying notes form an integral part of these consolidated financial statements.

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Hedging Reserve	Accumulated profit/(deficit)	Total equity
		(€’000)
Balance at January 1, 2017		7,060	523,671	9,988	(243)	8,293	548,769
Net income		—	—	—	—	39,067	39,067
Hedging result, net of tax		—	—	—	74	—	74
Other comprehensive income/(loss), net of tax		—	—	(7,040)	—	—	(7,040)
Total comprehensive income/(loss)		—	—	(7,040)	74	39,067	32,101
Exercise of options		55	6,914	—	—	—	6,969
Issuance of performance shares and restricted shares		26	(26)	—	—	—	—
Share-based payments	22	—	8,889	—	—	—	8,889
Total contribution by, and distributions to, owners of the Company		81	15,777	—	—	—	15,858
Balance at December 31, 2017		7,141	539,448	2,948	(169)	47,360	596,728
Balance at January 1, 2016(i)		6,992	509,816	20,865	(213)	(30,043)	507,417
Net income		—	—	—	—	38,336	38,336
Hedging result, net of tax		—	—	—	(30)	—	(30)
Other comprehensive income/(loss), net of tax		—	—	(10,877)	—	—	(10,877)
Total comprehensive income/(loss)		—	—	(10,877)	(30)	38,336	27,429
Exercise of options		48	6,284	—	—	—	6,332
Issuance of performance shares and restricted shares		20	(20)	—	—	—	—
Share-based payments	22	—	7,591	—	—	—	7,591
Total contribution by, and distributions to, owners of the Company		68	13,855	—	—	—	13,923
Balance at December 31, 2016(i)		7,060	523,671	9,988	(243)	8,293	548,769
Balance at January 1, 2015, as previously reported		6,932	495,109	10,440	(247)	(76,089)	436,145
Impact of correction of errors		—	634	—	—	(634)	—
Balance at January 1, 2015, as restated		6,932	495,743	10,440	(247)	(76,723)	436,145
Net income		—	—	—	—	46,680	46,680
Hedging result, net of tax		—	—	—	34	—	34
Other comprehensive income/(loss), net of tax		—	—	10,425	—	—	10,425
Total comprehensive income/(loss)		—	—	10,425	34	46,680	57,139
Exercise of options		43	5,686	—	—	—	5,729
Issuance of performance shares		17	(17)	—	—	—	—
Share-based payments	22	—	8,404	—	—	—	8,404
Total contribution by, and distributions to, owners of the Company		60	14,073	—	—	—	14,133
Balance at December 31, 2015 (i)		6,992	509,816	20,865	(213)	(30,043)	507,417

Since no minority shareholders in Group equity exist, the Group equity is entirely attributable to the parent’s shareholders.

Note:— The accompanying notes form an integral part of these consolidated financial statements.

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
	Note	2017	2016(i)	2015(i)
		(€’000)
Net income		39,067	38,336	46,680
Depreciation, amortization and impairments	11,12	108,252	89,835	78,229
Provision for onerous lease contracts	19	—	(1,533)	(3,532)
Share-based payments	22	8,889	7,652	8,404
Net finance expense	9	44,367	36,269	29,022
Income tax expense	10	14,839	16,450	17,925
		215,414	187,009	176,728
Movements in trade receivables and other assets		(30,667)	(11,126)	(19,380)
Movements in trade payables and other liabilities		24,266	7,505	12,040
Cash generated from operations		209,013	183,388	169,388
Interest and fees paid		(41,925)	(36,003)	(30,522)
Interest received		143	136	152
Income tax paid		(11,985)	(8,124)	(11,948)
Net cash flow from operating activities		155,246	139,397	127,070
Cash flows from investing activities
Purchase of property, plant and equipment		(247,228)	(241,958)	(186,115)
Financial investments - deposits		(324)	1,139	418
Acquisition of Interxion Science Park		(77,517)	—	—
Purchase of intangible assets		(8,787)	(8,920)	(6,521)
Loans to third parties		(1,764)	(1,942)	—
Proceeds from sale of financial asset		—	281	3,063
Redemption of short-term investments	15	—	—	1,650
Net cash flow used in investing activities		(335,620)	(251,400)	(187,505)
Cash flows from financing activities
Proceeds from exercised options		6,969	6,332	5,686
Proceeds from mortgages		9,950	14,625	14,850
Repayment of mortgages		(10,848)	(4,031)	(2,346)
Proceeds from Revolving Facilities		129,521	—	—
Repayment of Revolving Facilities		(30,000)	—	—
Proceeds 6% Senior Secured Notes due 2020		—	154,808	—
Finance lease obligation		(995)	—	—
Interest received at issuance of Additional Notes		—	2,225	—
Net cash flows from / (used in) financing activities		104,597	173,959	18,190
Effect of exchange rate changes on cash		(1,632)	251	1,294
Net movement in cash and cash equivalents		(77,409)	62,207	(40,951)
Cash and cash equivalents, beginning of period		115,893	53,686	94,637
Cash and cash equivalents, end of period	15	38,484	115,893	53,686

Note:— The accompanying notes form an integral part of these consolidated financial statements.

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors,

see Notes 2 and 29 of these 2017 consolidated financial statements.

NOTES TO THE 2017 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The Company’s registered office is at Scorpius 30, 2132 LR Hoofddorp, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2017 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), effective as at December 31, 2017, as issued by the International Accounting Standards Board (“IASB”), and IFRS as adopted by the European Union.

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments that have been measured at fair value.

IFRS basis of presentation

The audited consolidated financial statements as of December 31, 2017, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective for the year ended 2017 have been endorsed by the EU, except that the EU did not adopt certain paragraphs of IAS 39 applicable to hedge transactions. The Group has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by the Group also comply with IFRS as issued by the IASB.

Change in accounting policies

The Group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements. The standards below are applicable for financial statements as prepared after January 1, 2016, for IFRS as issued by the International Accounting Standards Board, and are effective for IFRS as endorsed by the EU for periods ending after January 1, 2017.

•	Amendments to IAS 7 – Disclosure initiative

•	Amendments to IAS 12 – Recognition of Deferred Tax Assets for Unrealized Losses

For preparation of these financial statements, the Group has concluded that these standards do not have a significant impact.

Correction of errors

Certain comparative amounts in the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of financial position and consolidated statements of cash flows have been restated to correct for immaterial errors with respect to share-based payments. The impact of this restatement is disclosed in note 29 – Correction of errors. Throughout the consolidated financial statements, columns including comparative figures that have been restated, are indicated with ‘(i)’.

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

Judgments, estimates and assumptions applied by management in preparing these financial statements are based on circumstances as at December 31, 2017, and Interxion operating as a stand-alone company.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment and depreciation (see also Note 11) — Estimated remaining useful lives and residual values of property plant and equipment, including assets recognized upon a business combination, are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment, where there has been a triggering event, by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. In addition, the valuation of some of the assets under construction requires judgments that are related to the probability of signing lease contracts and obtaining planning permits. Regarding the properties acquired as part of the acquisition of InterXion Science Park B.V. we recognized fair value at acquisition date, based on the highest and best use.

Intangible assets and amortization (see also Note 12) — Estimated remaining useful lives of intangible assets, including those recognized upon a business combination, are reviewed annually. The carrying values of intangible assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and fair value compared with net book value. The calculation of estimated future cash flows is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. The customer portfolio acquired as part of the acquisition of InterXion Science Park B.V. was valued based on the multi-period excess earnings method, which considers the present value of net cash flows expected to be generated by the customer portfolio, excluding any cash flows related to contributory assets.

Goodwill (see also Note 12) — Goodwill is recognized as the amount by which the purchase price of an acquisition exceeds the fair values of the assets and liabilities identified as part of the purchase price allocation. Goodwill is not being amortized, but subject to an annual impairment test.

Lease accounting (see also Note 24) — At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. Classification of a lease contract is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgments and estimates.

Provision for onerous lease contracts (see also Note 19) — A provision is made for the discounted amount of future losses that are expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites can be sublet, or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Costs of site restoration (see also Note 26) — Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed annually, based on the rent period, contracted extension possibilities and possibilities of lease terminations.

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

Share-based payments (see also Note 22) — The Group issues equity-settled share-based payments to certain employees under the terms of the long-term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares and restricted and performance shares, are measured at fair value at the grant date. Fair values are being redetermined for market conditions as of each reporting date, until final grant date. The fair value at the grant date of options is determined using the Black Scholes model and is expensed over the vesting period. The fair value at grant date of the performance shares is determined using the Monte Carlo model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Group’s share price at the grant date and, for the performance shares, the relative performance of the Group’s share price compared with a group of peer companies.

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

Subsidiaries

With the exception of Stichting Administratiekantoor Management InterXion, all the subsidiary undertakings of the Group, as set out below are wholly owned as of December 31, 2017. Stichting Administratiekantoor is part of the consolidation based on the Group’s control over the entity.

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

InterXion Real Estate I B.V., Amsterdam, The Netherlands;

InterXion Real Estate IV B.V., Amsterdam, The Netherlands;

InterXion Real Estate V B.V., Amsterdam, The Netherlands;

InterXion Real Estate X B.V., Amsterdam, The Netherlands;

InterXion Real Estate XII B.V., Amsterdam, The Netherlands;

InterXion Real Estate XIII B.V., Amsterdam, The Netherlands;

InterXion Real Estate XIV B.V., Amsterdam, The Netherlands;

InterXion Science Park B.V., Amsterdam, The Netherlands;

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

The convertible loan given, is presented as ‘Other investment’ on the balance sheet. This loan is initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, it is measured at amortized costs using the effective interest method.

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

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents, including short-term investments, is valued at face value, which equals its fair value. Collaterized cash is included in other (non-) current assets and accounted for at face value, which equals its fair value.

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

Depreciation is calculated from the date an asset becomes available for use and is depreciated on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

• Data center freehold land	Not depreciated

• Data center buildings	15-30 years

• Data center infrastructure and equipment	5-20 years

• Office equipment and other	3-15 years

Depreciation methods, useful lives and residual values are reviewed annually.

Data center freehold land consists of the land owned by the Company and land leased by the Company under finance lease agreements. The data center buildings consist of the core and shell in which we have constructed a data center. Data center infrastructure and equipment comprises data center structures, leasehold improvements, data center cooling and power infrastructure, including infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office equipment and other is comprised of office leasehold improvements and office equipment consisting of furniture and computer equipment.

Intangible assets and goodwill

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

The estimated useful lives are:

• Power grid rights	10–15 years

• Software	3–5 years

• Other	3–12 years

• Customer portfolio	20 years

Goodwill represents the goodwill related to business combinations, which is determined based on purchase price allocation. Goodwill is not being amortized, and subject to an annual impairment test.

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated annually.

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

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss previously recognized on assets other than goodwill, is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

As part of the initial measurement of the amortized cost value of the Senior Secured Notes due 2020, it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected, the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will be recognized in profit and loss.

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

A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease are probable to be incurred and it is possible to make an accurate estimate of these costs. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability in Note 26.

A provision for onerous lease contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites can be sublet or partly sublet, management has taken account of the sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

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

Segment capital expenditure is defined as the net cash outflow during the period to acquire property, plant and equipment, and intangible assets other than goodwill, during the period.

Adjusted EBITDA, Recurring revenue and Cash generated from operations, are additional indicators of our operating performance, and are not required by or presented in accordance with IFRS. We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Depreciation and amortization – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•	Share-based payments – primarily the fair value at the grant date to employees of equity awards, is recognized as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to terminated and unused data center sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed and for which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our on-going operating performance.

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

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items, provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

We believe Adjusted EBITDA, Recurring revenue and Cash generated from operations provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our 2017 Senior Secured Revolving Facility, our 2013 Super Senior Revolving Facility and our 6.00% Senior Secured Notes due 2020.

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

General and administrative costs

General and administrative costs are expensed as incurred and include amortization and depreciation expenses.

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

Share-based payments

The long-term incentive plans enable Group employees to earn and/or acquire shares of the Group. The fair value at the grant date to employees of share options, as determined using the Black Scholes model for options and the Monte Carlo model for the performance shares, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options and/or shares. Restricted shares are valued based on the market value at grant date. The amount recognized as an expense is adjusted to reflect the actual number of share options, restricted and performance shares that vest.

Finance income and expense

Finance expense includes interest payable on borrowings calculated using the effective interest rate method, gains on financial assets recognized at fair value through profit and loss and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data center assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

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

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes, penalties and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will have an impact on tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis of their tax assets and liabilities will be realized simultaneously.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the basic earnings per share for the effects of all dilutive potential ordinary shares, which comprise the share options granted.

New standards and interpretations not yet adopted

The new standards, amendments to standards and interpretations listed below are available for early adoption in the annual period beginning January 1, 2017, although they are not mandatory until a later period. The Group has decided not to adopt these new standards or interpretations until a later point in time.

Effective date	New standard or amendments
Deferred indefinitely	Amendments to IFRS 10 and IAS 28: Sale or contribution of assets between an investor and its associate or joint venture
January 1, 2018	IFRS 15 – Revenue from Contracts with Customers;
January 1, 2018	IFRS 9 – Financial Instruments;
January 1, 2018	Amendments to IFRS 2: Classification and measurement of share-based payment transactions;
January 1, 2019	IFRS 16 – Leases.

IFRS 9 – Financial Instruments

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, at fair value through other comprehensive income (“FVOCI”) and at fair value through profit and loss (“FVTPL”). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Based on its assessment, the Company does not believe that the new classification requirements will have a material impact on its accounting for financial instruments.

When implementing IFRS 9, the Company will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement.

IFRS 15 – Revenue from Contracts with Customers

In 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. This standard specifies how and when revenue is recognized, and includes enhanced disclosure requirements.

IFRS 15 replaces existing revenue recognition standards IAS 11 Construction Contracts and IAS 18 Revenue, and certain revenue-related interpretations. The Group will implement IFRS 15 using the modified retrospective method.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognized should reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

We have completed our assessment of the impact of the adoption of IFRS 15 and concluded that the new standard will have no significant financial impact. This is due to the fact that we concluded that the services provided to our customers do meet the requirements to apply the series guidance under IFRS 15. Under the new standard, a series of distinct goods or services will be accounted for as a single performance obligation if they are substantially the same, have the same pattern of transfer and both of the following criteria are met:

(i)	each distinct good or service in the series represents a performance obligation that would be satisfied over time; and

(ii)	the entity would measure its progress towards satisfaction of the performance obligation using the same measure of progress for each distinct good or service in the series.

The principles in the new revenue standard are therefore applied to the single performance obligation as the series criteria are met, rather than the individual services that make up the single performance obligation. As a result, revenue is allocated to the relative standalone selling price of the series as one performance obligation, rather than to each distinct service within it.

We have determined that the measure of progress for the single performance obligation that best depicts the transfer of the services is the one-month (time) increment. By applying the series guidance on such basis Interxion revenues will be recognized on a monthly basis in line with the satisfaction of the monthly increment of service which is in line with current accounting for these revenues.

IFRS 16 - Leases

In January 2016, the International Accounting Standards Board (IASB) issued IFRS 16 Leases, the new accounting standard for leases. The new standard is effective for annual periods beginning on or after 1 January 2019 and will replace IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a Lease. IFRS 16 has been endorsed by the EU in October 2017.

The new standard requires lessees to apply a single, on-balance sheet accounting model to all its leases, unless a lessee elects the recognition exemptions for short-term leases and/or leases of low-value assets. A lessee must recognize a right-of-use asset representing its right to use the underlying asset and a lease obligation representing its obligation to make lease payments. The standard permits a lessee to elect either a full retrospective or a modified retrospective transition approach.

The Company is investigating whether certain elements of its contracts with customers will be subject to lessor accounting under the requirements of IFRS 16. Generally, the impact on the income statement is that operating lease expenses will no longer be recognized. The impact of lease contracts on the consolidated income, which is currently part of the operating expenses, will be included in amortization (related to the right of use asset) and interest (related to the lease liability). As a result, key metrics such as operating profit and Adjusted EBITDA are likely to change significantly. Compared to current lease accounting, total expenses will be higher in the earlier years of a lease and lower in the later years. The impact on the consolidated statement of cash flows will be visible in higher Net cash flows from operating activities, since cash payments allocated to the repayment of the lease liability will be included in Net cash flow from financing activities.

We are in the process of assessing the impact of IFRS 16 on the consolidated financial statements. We are not yet in the position to conclude on this. However, based on the work we have done so far, based on current lease commitments of EUR 361 million (see note 24), this standard is likely to have a material impact on the measurement of assets and liabilities and on classifications in the Consolidated income statement and Consolidated statement of cash flows.

These new principles will be applied by Interxion from the annual reporting period starting on 1 January 2019. The Group has elected to apply the recognition exemptions that are allowed under the modified retrospective transition method.

We expect to be in a position to give more detail and an indication of potential impact during 2018.

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

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument were to fail to meet its contractual obligations. It principally arises from the Group’s receivables from customers. The Group’s most significant customer, which is serviced from multiple locations and under a number of service contracts, accounted for 14% of revenues in 2017, for 13% of revenues in 2016, and for 11% in 2015.

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

In 2017, 95% (2016: 95% and 2015: 94%) of the Group’s revenue was derived from contracts under which customers paid an agreed contracted amount, including power on a regular basis (usually monthly or quarterly) or from deferred initial setup fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have been infrequent (see Note 21). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Loans given

The Group has given a USD 4.5 million convertible loan to Icolo Ltd, a start-up company that has set up a data center business in Kenya. Of this loan, USD 4.0 million was disbursed as at December 31, 2017.

Bank counterparties

The Group has certain obligations under the terms of its Revolving Facility Agreements and Senior Secured Notes which limit disposal of surplus cash balances. The Group monitors its cash position, including counterparty and term risk, on a daily basis.

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

On April 14, 2016, the Company completed the issuance of an additional €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (together with the notes issued on April 29, 2014, the “Additional Notes”). The net proceeds of the offering amounted to €155.3 million, net of offering fees and expenses of €2.1 million. The net proceeds include the nominal value of the Additional Notes increased with a premium at 104.50. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture dated July 3, 2013, pursuant to which the Company has previously issued €475.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

Revolving Facility Agreements

2013 Super Senior Revolving Facility Agreement

On June 17, 2013, the Company entered into the Super Senior Revolving Facility Agreement.

On July 3, 2013, in connection with the issuance of the €325.0 million Senior Secured Notes due 2020, all conditions precedent to the utilization of the 2013 Super Senior Revolving Facility Agreement were satisfied. On July 31, 2017, the Company extended the maturity of the 2013 Super Senior Revolving Facility from July 3, 2018 to December 31, 2018.

As at December 31, 2017, the 2013 Super Senior Revolving Facility was undrawn.

2017 Senior Secured Revolving Facility Agreement

On March 9, 2017, the Company entered into the 2017 Senior Secured Revolving Facility Agreement.

The Senior Secured Revolving Facility had an initial maturity date of 12 months from the date of the Senior Secured Revolving Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms therein. The 2017 Senior Secured Revolving Facility initially bears interest at a rate per annum equal to EURIBOR (subject to a zero percent floor) plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the 2017 Senior Secured Revolving Facility is extended up to an additional six months after its initial maturity date.

On July 28, 2017, the Company amended the terms of the 2017 Senior Secured Revolving Facility to increase the amount available under the facility to €100.0 million and to add a second extension option to enable extension of the maturity of the 2017 Senior Secured Revolving Facility to December 31, 2018. The Company elected, as of March 1, 2018, to extend the maturity of the 2017 Senior Secured Revolving Facility to September 9, 2018.

As at December 31, 2017, the 2017 Senior Secured Revolving Facility was fully drawn.

Covenants regarding Revolving Facility Agreements

The Revolving Facility Agreements also require the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of subordinated debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense), to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA), to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Revolving Facility Agreements also include a leverage ratio financial covenant (tested on a quarterly basis) that requires total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.75 to 1.00 and stepping down to 4.00 to 1.00 for each applicable test date after (but not including) June 30, 2018. In addition, the Company must ensure, under the Revolving Facility Agreements, that the guarantors represent a certain percentage of Adjusted EBITDA, and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under the Revolving Facility Agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreements. As of December 31, 2017, the Company’s consolidated fixed charge ratio stood at 4.92 and the net debt ratio/consolidated senior leverage ratio stood at 3.60.

On February 20, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility to waive, from the date of such consent becoming effective and up to, and including, May 1, 2018, the undertaking requiring certain material subsidiaries of the Company to accede to the 2013 Super Senior Revolving Facility Agreement as additional guarantors and, for the same period, to reduce the guarantor coverage threshold as a percentage of the group’s consolidated adjusted EBITDA (as more fully set out in the 2013 Super Senior Revolving Facility Agreement) from 85% to 80%. On April 19, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018

On February 19, 2018 the Company also received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the date by which certain subsidiaries of the Company are required to accede to the 2017 Senior Secured Revolving Facility Agreement as guarantors to April 30, 2018. On April 20, 2018, the Company received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018.

The Company also received, on March 1, 2018, the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement in relation to entering into the 2018 Subordinated Revolving Facility Agreement.

Interxion remained in full compliance with all its covenants. In addition, the Company does not anticipate, in the next twelve months, any breach or failure that would negatively impact its ability to borrow funds under the Revolving Facility Agreements.

Mortgages

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

On June 26, 2013, the Group completed a €6.0 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V., and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing May 1, 2014 and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on the operations of Interxion Real Estate V B.V.

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

On December 1, 2017, we renewed a €10.0 million mortgage financing entered into in 2012, which was secured by mortgages on the AMS6 property, owned by Interxion Real Estate IV B.V. The principal is to be repaid in annual instalments of €667,000 commencing December, 2018, and a final repayment of €7,332,000 due on December 31, 2022. The mortgage has a variable interest rate based on higher of 0% and EURIBOR plus 225 basis points.

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

On June 26, 2013, the Group completed a €6.0 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V., and a pledge on the lease agreement. The mortgage loan has a variable interest rate based on EURIBOR plus 275 basis points.

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

On December 1, 2017, we renewed our mortgage on the AMS6 data center property. The existing mortgage loan was repaid and replaced by a new five-year €10.0 million mortgage, bearing a floating interest rate per annum equal to EURIBOR (subject to a zero percent floor) plus an individual margin of 225 basis points. Interest is due quarterly in arrears.

As at December 31, 2017, on the 2013 Super Senior Revolving Facility the interest payable on EUR amounts drawn would be at the rate of (i) in relation to any EUR amount drawn, EURIBOR plus 350 basis points, (ii) in relation to any Danish Kroner amounts drawn would be at the rate of CIBOR plus 350 basis points per annum, (iii) in relation to any Swedish Krona amounts drawn would be at the rate of STIBOR plus 350 basis points per annum and (iv) other applicable currencies, including GBP, amounts drawn at the rate of LIBOR plus 350 basis points per annum. The Super Senior Secured Revolving Facility was undrawn as at December 31, 2017.

The 2017 Senior Secured Revolving Facility initially bears interest at a rate of EURIBOR (subject to a zero percent floor) plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the 2017 Senior Secured Revolving Facility is extended up to an additional six months after its initial maturity date. This facility was fully drawn as at December 31, 2017.

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

The evaluation of the performance of the operating segments is primarily based on the measures of revenue and Adjusted EBITDA. Other information, except as noted below, provided to the Board of Directors is measured in a manner consistent with that in the financial statements.

The geographic information analyzes the Group’s revenues and non-current assets by country of domicile and other individually material countries. In presenting the geographic information, both revenue and assets excluding deferred tax assets and financial instruments are based on geographic location.

	Revenues			Non-current assets excluding deferred tax assets and financial instruments
	(€’000)			(€’000)
	2017	2016	2015	2017	2016	2015
France	86,180	68,816	62,007	261,558	223,917	189,926
Germany	106,069	84,449	68,568	374,893	281,935	231,309
The Netherlands	80,411	70,678	65,225	373,390	286,604	235,270
United Kingdom	45,977	45,831	51,114	87,955	81,156	96,747
Other countries	170,665	152,014	139,646	350,624	316,644	272,771
Total	489,302	421,788	386,560	1,448,420	1,190,256	1,026,023

Information by segment, 2017

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	302,346	160,170	462,516	—	462,516
Non-recurring revenue	16,291	10,495	26,786	—	26,786
Total revenue	318,637	170,665	489,302	—	489,302
Cost of sales	(119,931)	(57,810)	(177,741)	(12,730)	(190,471)
Gross profit/(loss)	198,706	112,855	311,561	(12,730)	298,831
Other income	97	—	97	—	97
Sales and marketing costs	(9,780)	(5,891)	(15,671)	(17,794)	(33,465)
General and administrative costs	(87,903)	(37,045)	(124,948)	(42,242)	(167,190)
Operating income	101,120	69,919	171,039	(72,766)	98,273
Net Finance expense					(44,367)
Profit before taxation					53,906
Total assets	1,229,960	393,644	1,623,604	78,467	1,702,071
Total liabilities	267,751	77,505	345,256	760,087	1,105,343
Capital expenditures, including intangible assets*	(174,818)	(69,832)	(244,650)	(11,365)	(256,015)
Depreciation, amortization and impairments	72,721	29,365	102,086	6,166	108,252
Adjusted EBITDA(1)	174,818	99,665	274,483	(53,522)	220,961

Information by segment, 2016

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other(i)	Total
	(€’000)
Recurring revenue	256,004	143,954	399,958	—	399,958
Non-recurring revenue	13,770	8,060	21,830	—	21,830
Total revenue	269,774	152,014	421,788	—	421,788
Cost of sales	(100,921)	(51,769)	(152,690)	(9,878)	(162,568)
Gross profit/(loss)	168,853	100,245	269,098	(9,878)	259,220
Other income	333	—	333	—	333
Sales and marketing costs	(8,390)	(5,209)	(13,599)	(16,342)	(29,941)
General and administrative costs	(73,238)	(32,632)	(105,870)	(32,687)	(138,557)
Operating income	87,558	62,404	149,962	(58,907)	91,055
Net Finance expense					(36,269)
Profit before taxation					54,786
Total assets	990,406	363,444	1,353,850	128,815	1,482,665

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other(i)	Total
	(€’000)
Total liabilities	202,330	73,613	275,943	657,953	933,896
Capital expenditures, including intangible assets*	(170,707)	(69,650)	(240,357)	(10,521)	(250,878)
Depreciation, amortization and impairments	60,128	25,371	85,499	4,336	89,835
Adjusted EBITDA(1)	148,191	88,195	236,386	(45,510)	190,876

Information by segment, 2015

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other(i)	Total
	(€’000)
Recurring revenue	232,624	132,551	365,175	—	365,175
Non-recurring revenue	14,290	7,095	21,385	—	21,385
Total revenue	246,914	139,646	386,560	—	386,560
Cost of sales	(93,311)	(49,440)	(142,751)	(8,862)	(151,613)
Gross profit/(loss)	153,603	90,206	243,809	(8,862)	234,947
Other income	365	—	365	20,923	21,288
Sales and marketing costs	(7,925)	(5,145)	(13,070)	(15,147)	(28,217)
General and administrative costs	(62,828)	(30,687)	(93,515)	(40,876)	(134,391)
Operating income	83,215	54,374	137,589	(43,962)	93,627
Net Finance expense					(29,022)
Profit before taxation					64,605
Total assets	878,568	309,218	1,187,786	64,278	1,252,064
Total liabilities	196,996	54,396	251,392	493,255	744,647
Capital expenditures, including intangible assets*	(131,812)	(55,004)	(186,816)	(5,820)	(192,636)
Depreciation, amortization and impairments	50,317	23,688	74,005	4,224	78,229
Adjusted EBITDA(1)	134,328	78,868	213,196	(41,920)	171,276

Note:— * Capital expenditure, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

Reconciliation to Adjusted EBITDA

Consolidated

	2017	2016(i)	2015(i)
	(€’000)
Net income	39,067	38,336	46,680
Income tax expense	14,839	16,450	17,925
Profit before taxation	53,906	54,786	64,605
Finance income	(1,411)	(1,206)	(5,742)
Finance expense	45,778	37,475	34,764
Operating income	98,273	91,055	93,627
Depreciation, amortization and impairments	108,252	89,835	78,229

	2017	2016(i)	2015(i)
	(€’000)
Share-based payments	9,929	7,890	9,047
Increase/(decrease) in provision for onerous lease contracts(4)	—	—	(184)
M&A transaction break fee income(2)	—	—	(20,923)
M&A transaction costs(3)	4,604	2,429	11,845
Income from sub-leases on unused data center sites(5)	(97)	(95)	(365)
Increase/(decrease) in provision for site restoration(6)	—	(238)	—
Adjusted EBITDA(1)	220,961	190,876	171,276

France, Germany, The Netherlands and the United Kingdom

	2017	2016	2015
	(€’000)
Operating income	101,120	87,558	83,215
Depreciation, amortization and impairments	72,721	60,128	50,317
Share-based payments	1,074	838	1,345
Increase/(decrease) in provision for onerous lease contracts(4)	—	—	(184)
Income from sub-leases on unused data center sites(5)	(97)	(95)	(365)
Increase/(decrease) in provision for site restoration(6)	—	(238)	—
Adjusted EBITDA(1)	174,818	148,191	134,328

Rest of Europe

	2017	2016	2015
	(€’000)
Operating income	69,919	62,404	54,374
Depreciation, amortization and impairments	29,365	25,371	23,688
Share-based payments	381	420	806
Adjusted EBITDA(1)	99,665	88,195	78,868

Corporate and other

	2017	2016(i)	2015(i)
	(€’000)
Operating income	(72,766)	(58,907)	(43,962)
Depreciation, amortization and impairments	6,166	4,336	4,224
Share-based payments	8,474	6,632	6,896
M&A transaction break fee income(2)	—	—	(20,923)
M&A transaction costs(3)	4,604	2,429	11,845
Adjusted EBITDA(1)	(53,522)	(45,510)	(41,920)

Notes:

1)	“Adjusted EBITDA” is a non-IFRS financial measure within the meaning of the rules of the SEC. See “Non-IFRS Financial Measures” for more information on this measure, including why we believe that this supplemental measure is useful, and the limitations on the use of this supplemental measure.
2)	“M&A transaction break fee income” represents the cash break up fee received following the termination of the Implementation Agreement in May 2015. This fee was included in “Other income”.

3)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.
4)	“Increase/(decrease) in provision for onerous lease contracts” relates to those contracts in which we expect losses to be incurred in respect of unused data center sites over the term of the lease contract. This item is treated as ”General and administrative costs”.
5)	“Income from sub-leases of unused data center sites” represents the income on sub-lease of portions of unused data center sites to third parties. This income is treated as ”Other income”.
6)	“Increase/(decrease) in provision for site restoration” represents income or expense related to the termination of data center sites. This item is treated as ”Other income”.
(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

6	Revenue

Revenue consists of colocation revenue derived from the rendering of data center services, which includes customer installation services and equipment sales.

7	General and administrative costs

The general and administrative costs consist of the following components:

	2017	2016(i)	2015(i)
	(€’000)
Depreciation, amortization and impairments	108,252	89,835	78,229
Share-based payments	9,929	7,890	9,047
(Increase)/decrease in provision for onerous lease contracts	—	—	(184)
M&A transaction costs	4,604	2,429	11,845
Employee benefit expenses (excluding share-based payments)	16,918	16,279	16,395
Other general and administrative costs	27,487	22,124	19,059
	167,190	138,557	134,391

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

8	Employee benefit expenses

The Group employed an average of 638 employees (full-time equivalents) during 2017 (2016: 574 and 2015: 515). Costs incurred in respect of these employees were:

	2017	2016(i)	2015(i)
	(€’000)
Salaries and bonuses	50,580	44,556	42,333
Social security charges	8,147	7,113	6,780
Contributions to defined contribution pension plans	3,063	2,571	2,273
Other personnel-related costs	8,572	7,844	7,518
Share-based payments	9,929	7,890	9,047
	80,291	69,974	67,951

The following income statement line items include employee benefit expenses of:

	2017	2016(i)	2015(i)
	(€’000)
Costs of sales	31,877	26,539	24,930
Sales and marketing costs	21,567	19,274	17,580
General and administrative costs	26,847	24,161	25,441
	80,291	69,974	67,951

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

9	Finance income and expense

	2017	2016	2015
	(€’000)
Bond premium and fees in income	1,188	790	—
Bank and other interest	223	135	82
Profit from sale of financial asset	—	281	2,289
Net foreign currency exchange gain	—	—	923
Finance income	1,411	1,206	3,294
Interest expense on Senior Secured Notes, bank and other loans	(37,706)	(33,095)	(27,094)
Interest expense on finance leases	(3,667)	(1,750)	(3,139)
Interest expense on provision for onerous lease contracts	—	(16)	(115)
Other financial expenses	(2,707)	(1,765)	(1,968)
Net foreign currency exchanges loss	(1,698)	(849)	—
Finance expense	(45,778)	(37,475)	(32,316)
Net finance expense	(44,367)	(36,269)	(29,022)

In 2017 and 2016, the “Interest expense on Senior Secured Notes, bank and other loans” increased principally as result of the impact of the Additional Notes issued in April 2016 and the amounts drawn under the 2013 Super Senior Revolving Facility and the 2017 Senior Secured Revolving Facility.

“Profit from sale of financial asset” reflects the profit realized in 2015 and 2016 on the sale of the Group’s shares in iStreamPlanet Co.

“Interest expense on finance leases” in 2016 was impacted by a €1.4 million adjustment reducing the finance lease obligations.

10	Income taxes

Income tax expense

	2017	2016	2015
	(€’000)
Current taxes	(13,814)	(11,421)	(9,170)
Deferred taxes	(1,025)	(5,029)	(8,755)
Total income tax expense	(14,839)	(16,450)	(17,925)

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2017 (25% in 2016 and 2015) and the actual tax benefit/(expense) with an effective tax rate of 27.5% (30.0% in 2016 and 27.7% in 2015) is as follows:

	2017	2016(i)	2015(i)
	(€’000)
Net income	39,067	38,336	46,680
Income tax expense	14,839	16,450	17,925
Profit before taxation	53,906	54,786	64,605
Income tax using Company’s domestic tax rate	(13,477)	(13,697)	(16,151)
Effect of tax rates in foreign jurisdictions	(99)	(844)	(407)
Change in tax rate and legislation	554	367	548
Non-deductible expenses	(2,496)	(2,197)	(2,420)
Recognition of previously unrecognized tax losses	—	147	734
Prior year adjustments included in current year tax	201	(354)	211
Other	478	128	(440)
Income tax expense	(14,839)	(16,450)	(17,925)

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2015	13,428	1,575	3,344	22,912	41,259
Recognized in profit/(loss) for 2015	(858)	(1,091)	(1,021)	(3,553)	(6,523)
Recognized in equity	—	—	—	(1,224)	(1,224)
Effects of movements in exchange rates	11	—	—	221	232
December 31, 2015	12,581	484	2,323	18,356	33,744
Recognized in profit/(loss) for 2016	(348)	(484)	(562)	(3,071)	(4,465)
Recognized in equity	—	—	—	1,835	1,835
Effects of movements in exchange rates	1	—	1	(123)	(121)
December 31, 2016	12,234	—	1,762	16,997	30,993
Recognized in profit/(loss) for 2017	(1,119)	—	334	2,355	1,570
Recognized in equity	—	—	(37)	205	168
Acquisitions	1,779	—	70	915	2,764
Effects of movements in exchange rates	(10)	—	(31)	(89)	(130)
December 31, 2017	12,884	—	2,098	20,383	35,365
Offset deferred tax liabilities	(6,045)	—	(1,608)	(3,242)	(10,895)
Net deferred tax assets/(liabilities)	6,839	—	490	17,141	24,470

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2015	(17,118)	—	(1,106)	—	(18,224)
Recognized in profit/(loss) for 2015	(2,038)	—	(194)	—	(2,232)
Effects of movements in exchange rates	(215)	—	—	—	(215)
December 31, 2015	(19,371)	—	(1,300)	—	(20,671)
Recognized in profit/(loss) for 2016	(508)	—	(56)	—	(564)
Effects of movements in exchange rates	984	—	—	—	984
December 31, 2016	(18,895)	—	(1,356)	—	(20,251)
Recognized in profit/(loss) for 2017	(2,900)	—	305	—	(2,595)
Acquisitions	(9,569)	—	—	—	(9,569)
Effects of movements in exchange rates	184	—	—	—	184
December 31, 2017	(31,180)	—	(1,051)	—	(32,231)
Offset deferred tax assets	6,045	—	1,608	3,242	10,895
Net deferred tax assets/(liabilities)	(25,135)	—	557	3,242	(21,336)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2017	2016	2015
	(€’000)
Deductible temporary differences, net	—	—	34
Tax losses	—	—	180
	—	—	214

The accumulated recognized and unrecognized tax losses expire as follows:

	2017	2016	2015
	(€’000)
Within one year	—	—	2,683
Between 1 and 5 years	25,352	3,517	3,490
After 5 years	35,164	28,146	25,817
Unlimited	27,748	47,081	57,721
	88,264	78,744	89,711

11	Property, plant and equipment

	Freehold land and buildings	Infrastructure and equipment	Assets under construction	Total data center assets	Office equipment and other	Total
		(€’000)
Cost:
As at January 1, 2017	176,421	1,315,971	111,803	1,604,195	46,761	1,650,956
Additions	28,712	83,216	160,004	271,932	8,765	280,697
Acquisitions through business combinations	5,440	11,272	—	16,712	109	16,821
Exchange differences	(1)	(11,181)	(1,020)	(12,202)	(510)	(12,712)
Disposals	—	(2,045)	—	(2,045)	(60)	(2,105)
Transfers	17,143	137,207	(154,350)	—	—	—
As at December 31, 2017	227,715	1,534,440	116,437	1,878,592	55,065	1,933,657
Accumulated depreciation and impairment:
As at January 1, 2017	(16,237)	(452,054)	—	(468,291)	(26,634)	(494,925)
Depreciation	(4,861)	(91,912)	—	(96,773)	(6,812)	(103,585)
Exchange differences	—	5,050	—	5,050	333	5,383
Disposals	—	1,881	—	1,881	60	1,941
As at December 31, 2017	(21,098)	(537,035)	—	(558,133)	(33,053)	(591,186)
Carrying amount as at December 31, 2017	206,617	997,405	116,437	1,320,459	22,012	1,342,471
Cost:
As at January 1, 2016	174,935	1,127,883	77,664	1,380,482	38,219	1,418,701
Additions	—	64,369	184,603	248,972	9,274	258,246
Exchange differences	6	(17,010)	(2,454)	(19,458)	(501)	(19,959)
Disposals	—	(5,801)	—	(5,801)	(231)	(6,032)
Transfers	1,480	146,530	(148,010)	—	—	—
As at December 31, 2016	176,421	1,315,971	111,803	1,604,195	46,761	1,650,956
Accumulated depreciation and impairment:
As at January 1, 2016	(12,652)	(385,095)	—	(397,747)	(21,882)	(419,629)
Depreciation	(3,584)	(78,680)	—	(82,264)	(5,302)	(87,566)
Exchange differences	(1)	5,920	—	5,919	319	6,238
Disposals	—	5,801	—	5,801	231	6,032
As at December 31, 2016	(16,237)	(452,054)	—	(468,291)	(26,634)	(494,925)
Carrying amount as at December 31, 2016	160,184	863,917	111,803	1,135,904	20,127	1,156,031
Cost:
As at January 1, 2015	168,505	962,405	74,758	1,205,668	29,951	1,235,619
Additions	6,437	13,113	140,637	160,187	8,404	168,591
Exchange differences	(7)	14,889	966	15,848	537	16,385
Disposals		(1,221)	—	(1,221)	(673)	(1,894)
Transfers	—	138,697	(138,697)	—	—	—
As at December 31, 2015	174,935	1,127,883	77,664	1,380,482	38,219	1,418,701
Accumulated depreciation and impairment:
As at January 1, 2015	(9,270)	(313,282)	—	(322,552)	(17,883)	(340,435)
Depreciation	(3,382)	(67,561)	—	(70,943)	(4,333)	(75,276)
Exchange differences	—	(5,332)	—	(5,332)	(321)	(5,653)
Disposals	—	1,080	—	1,080	655	1,735
As at December 31, 2015	(12,652)	(385,095)	—	(397,747)	(21,882)	(419,629)
Carrying amount as at December 31, 2015	162,283	742,788	77,664	982,735	16,337	999,072

In December 2017, the Group completed a transaction to purchase approximately 22,000 sqm of land in close proximity to the AMS8 datacenter. As at 31 December 2017, the carrying value of the land amounted to €14.8 million .

In October 2017, the Group completed a transaction to purchase a parcel of land in Frankfurt, Germany. As at December 31, 2017, the carrying value of the land amounted to €10.7 million .

On September 29, 2015, the Group entered into a contract to lease the properties related to the AMS8 data center. The lease, which covers land and building, commenced during the third quarter of 2016. The land component has been treated as an operating lease, the building as a financial lease. As at December 31, 2017, the carrying value of the building amounted to €16.8 million.

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will become effective in 2019. As a result of this modification, the lease is reported as a financial lease. Per December 31, 2017, the carrying amount of the land amounted to €20.9 million.

As at December 31, 2017, the carrying value of freehold land included in the category “Freehold land and buildings” amounted to €104.6 million (2016: €76.9 million; 2015: €76.9 million).

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At December 31, 2017, properties with a carrying value of €102.9 million (2016: €90.2 million; 2015: €71.8 million) were subject to a registered debenture to secure mortgages (see Note 20). At 31 December 2017, properties with a carrying value of €50.2 million (2016: €51.3 million and 2015: €33.9 million) were subject to a finance lease agreement (see Note 20).

Capitalized interest relating to borrowing costs for 2017 amounted to €3.1 million (2016: €3.4 million; 2015: €2.6 million). The cash effect of the interest capitalized for 2017 amounted to €3.9 million, which is presented in the Statement of Cash Flows under “Purchase of property, plant and equipment” (2016: €2.2 million; 2015: €3.6 million).

12	Intangible assets and goodwill

	Power grid rights	Software	Goodwill	Customer portfolio	Other	Total
	(€’000)
Cost:
As at January 1, 2017	18,582	21,519	—	—	2,165	42,266
Additions	3,466	5,326	—	—	—	8,792
Acquisitions through business combinations	—	—	38,900	28,005	—	66,905
Exchange differences	(228)	(35)	—	—	—	(263)
Disposals	—	—	—	—	—	—
As at December 31, 2017	21,820	26,810	38,900	28,005	2,165	117,700
Accumulated amortization and impairment:
As at January 1, 2017	(2,232)	(9,816)	—	—	(1,524)	(13,572)
Amortization	(773)	(2,619)	—	(1,167)	(108)	(4,667)
Exchange differences	—	32	—	—	—	32
Disposals	—	—	—	—	—	—
As at December 31, 2017	(3,005)	(12,403)	—	(1,167)	(1,632)	(18,207)
Carrying amount as at December 31, 2017	18,815	14,407	38,900	26,838	533	99,493
Cost:
As at January 1, 2016	16,091	16,322	—	—	2,165	34,578
Additions	3,647	5,282	—	—	—	8,929
Exchange differences	(1,156)	(85)	—	—	—	(1,241)
Disposals	—	—	—	—	—	—
As at December 31, 2016	18,582	21,519	—	—	2,165	42,266
Accumulated amortization and impairment:
As at January 1, 2016	(1,688)	(8,285)	—	—	(1,411)	(11,384)
Amortization	(544)	(1,612)	—	—	(113)	(2,269)
Exchange differences	—	81	—	—	—	81
Disposals	—	—	—	—	—	—
As at December 31, 2016	(2,232)	(9,816)	—	—	(1,524)	(13,572)
Carrying amount as at December 31, 2016	16,350	11,703	—	—	641	28,694
Cost:
As at January 1, 2015	12,833	13,039	—	—	2,165	28,037
Additions	2,792	3,733	—	—	—	6,525
Exchange differences	466	43	—	—	—	509
Disposals	—	(493)	—	—	—	(493)
As at December 31, 2015	16,091	16,322	—	—	2,165	34,578
Accumulated amortization and impairment:
As at January 1, 2015	(1,297)	(6,447)	—	—	(1,297)	(9,041)
Amortization	(391)	(2,290)	—	—	(114)	(2,795)
Exchange differences	—	(41)	—	—	—	(41)
Disposals	—	493	—	—	—	493
As at December 31, 2015	(1,688)	(8,285)	—	—	(1,411)	(11,384)
Carrying amount as at December 31, 2015	14,403	8,037	—	—	754	23,194

Amortization of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

Impairment test on goodwill

The goodwill addition during the year relates to the acquisition of Interxion Science Park in February 2017 (see note 23 – Business Combinations). This business is being integrated in the Dutch operating company and is as such considered part of the Dutch cash generating unit (CGU). As such, the annual impairment test on acquisition goodwill is carried out on this CGU in October of each year.

The recoverable amount of the Dutch CGU was based on value in use, estimated using discounted cash flows.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

Percentages	2017	2016	2015
Discount rate (pre-tax)	8.2%	n/a	n/a
Terminal value growth rate	1.1%	n/a	n/a
Budgeted Adjusted EBITDA growth rate throughout the forecast	0.0%	n/a	n/a

The discount rate was a post-tax measure estimated based on the historical industry average weighted-average cost of capital, with a possible debt leveraging of 20% at a market interest rate of 3.8%.

The cash flow projections included specific estimates for 2018 and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate.

The budgeted Adjusted EBITDA for 2018 and in steady state was based on expectations of future outcomes taking into account past experience.

13	Other investments

The other investments represent a USD 4.5 million convertible loan given by Interxion Participation 1 B.V. to Icolo Ltd, of which USD 4.0 million was disbursed as at December 31, 2017. Interxion has the option to convert the loan into equity on the maturity date or upon the occurrence of an enforcement event. As at December 31, 2017 the fair value of the conversion option is deemed nil.

14	Trade and other (non-) current assets

	2017	2016	2015
	(€’000)
Non-current
Data-center-related prepaid expenses	2,708	3,507	2,834
Rental and other supplier deposits	3,736	3,056	2,929
Deferred setup cost	2,806	1,502	—
Deferred financing costs	—	142	422
Deferred rent related stamp duties	895	379	501
Collaterized cash	3,529	3,328	4,466
	13,674	11,914	11,152

	2017	2016	2015
	(€’000)
Current
Trade receivables – net (Note 21)	113,518	91,451	79,128
Taxes receivable	12,415	5,416	5,716
Accrued revenue	36,575	34,560	39,442
Prepaid expenses and other current assets	17,278	16,394	17,650
	179,786	147,821	141,936

Accrued revenue relates to service-fee holidays provided in relation to our long-term customer contracts. As at December 31, 2017, €18.7 million of the accrued revenue balance will not be realized within 12 months.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other related operational data center and construction-related prepayments.

As at December 31, 2017, other current and non-current assets include €4.1 million cash held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies (2016: €3.7 million; 2015: €4.9 million). Since 2016, the cash held as collateral is presented as other current and non-current assets. Comparative figures for 2015 have been adjusted accordingly.

15	Cash and cash equivalents and short-term investments

Cash and cash equivalents are at free disposal of the Company. Since 2016, the cash held as collateral is presented as other current and non-current assets.

16	Shareholders’ equity

Share capital and share premium

	Ordinary shares
	2017	2016	2015
	(In thousands of shares)
On issue at 1 January	70,603	69,919	69,317
Issue/conversion of shares	812	684	602
On issue at 31 December	71,415	70,603	69,919

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of €1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2017, a total of approximately 0.8 million (2016: 0.5 million, 2015: 0.4 million) options were exercised and restricted and performance shares were vested.

At December 31, 2017, 2016 and 2015, the authorized share capital comprised 200,000,000 ordinary shares at par value of €0.10. All issued shares are fully paid.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

17	Earnings per share

Profit attributable to ordinary shareholders

	2017	2016(i)	2015(i)
	(€’000)
Profit attributable to ordinary shareholders	39,067	38,336	46,680

Basic earnings per share

The calculation of basic earnings per share at December 31, 2017, was based on the profit attributable to ordinary shareholders and a weighted average number of ordinary shares outstanding during the year ended December 31, 2017, of 71,089,000 (for the years; 2016: 70,349,000 and 2015: 69,579,000). Profit is attributable to ordinary shareholders on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2017, was based on the profit attributable to ordinary shareholders and a weighted average number of ordinary shares and the impact of options, restricted share and performance shares outstanding during the year ended December 31, 2017, of 71,521,000 (for the years; 2016: 71,213,000 and 2015: 70,474,000).

Weighted average number of ordinary shares

	2017	2016(i)	2015(i)
Weighted average number of ordinary shares at 31 December	71,089	70,349	69,579
Dilution effect of share options, restricted and performance shares on issue	432	864	895
Weighted average number of ordinary shares (diluted) at 31 December	71,521	71,213	70,474

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

18	Trade payables and other liabilities

	2017	2016	2015
	(€’000)
Non-current
Deferred revenue	7,557	6,282	5,272
Other non-current liabilities	7,523	5,436	6,777
	15,080	11,718	12,049
Current
Trade payables	47,489	23,076	25,045
Tax and social security	9,357	6,528	9,439
Customer deposits	20,878	20,671	21,208
Deferred revenue	73,262	63,974	60,700
Accrued expenses	78,770	57,043	46,103
Other current liabilities	122	107	134
	229,878	171,399	162,629

Trade payables include €28.8 million (2016: €10.6 million; 2015: €15.0 million) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analyzed as follows:

	2017	2016	2015
	(€’000)
Data-center-related costs	36,805	18,752	11,788
Personnel and related costs	13,273	12,261	11,709
Professional services	2,486	1,871	2,246
Customer implementation and related costs	4,492	3,081	3,346
Financing-related costs	17,909	17,498	13,454
Other	3,805	3580	3,560
	78,770	57,043	46,103

As at December 31, 2017, the accrued financing-related costs principally relate to interest expenses on the Senior Secured Notes.

19	Provision for onerous lease contracts

The provision for onerous lease contracts related to two unused data center sites in Germany. These lease contracts terminated in 2016.

The provision was calculated based on the discounted future contracted payments net of any sublease revenues.

	2017	2016	2015
	(€’000)
As at 1 January	—	1,517	4,934
Increase/(decrease) in provision	—	—	(184)
Unwinding of discount	—	16	115
Utilization of provision	—	(1,533)	(3,348)
As at 31 December	—	—	1,517
Non-current	—	—	—
Current	—	—	1,517
	—	—	1,517

Discounted estimated future losses were calculated using a discount rate based on the five-year euro-area government benchmark bond yield prevailing at the balance sheet date.

20	Borrowings

	2017	2016	2015
	(€’000)
Non-current
Senior Secured Notes 6.0%, due 2020	628,141	629,327	475,503
Mortgages	45,386	43,508	40,727
Finance lease liabilities	50,525	51,140	34,582
	724,052	723,975	550,812
Current
Mortgages	8,254	10,904	3,346
Finance lease liabilities	602	578	—

	2017	2016	2015
	(€’000)
2017 Senior Secured Revolving Facility	99,904	—	—
Other loans	—	—	1,605
	108,760	11,482	4,951
Total borrowings	832,812	735,457	555,763

The carrying amounts of the Group’s borrowings are principally denominated in euros. The face value of the Senior Secured Notes as at December 31, 2017 was €625.0 million (2016: €625.0 million and 2015: €475.0 million).

The face value of the mortgages amounted to €54.3 million as at December 31, 2017 (2016: €55.2 million and 2014: €44.6 million).

Senior Secured Notes and bank borrowings

Mortgages

In January 2013, the Group completed two mortgage financings totaling €10.0 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, and pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of €167,000 commencing on April 18, 2013. The mortgages have a maturity of 15 years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of ten years.

In June 2013, the Group completed a €6.0 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V., and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing May 1, 2014, and a final repayment of €4,400,000 due on May 1, 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on operations of Interxion Real Estate V B.V.

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

On December 1, 2017, we renewed a €10.0 million mortgage financing entered into in 2012, which was secured by mortgages on the AMS6 property, owned by Interxion Real Estate IV B.V. The principal is to be repaid in annual instalments of €667,000 commencing December, 2018, and a final repayment of €7,332,000 due on December 31, 2022. The mortgage has a variable interest rate based on higher of 0% and EURIBOR plus 225 basis points.

These mortgages do not conflict with the restrictions of the Indenture and the Revolving Facilities.

Senior Secured Notes due 2020

On July 3, 2013, the Company issued an aggregate principal amount of €325.0 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”).

The net proceeds of the offering were used to purchase all the €260.0 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the €260.0 million Senior Secured Notes due 2017 which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

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

Revolving Facility Agreements

2013 Super Senior Revolving Facility Agreement

On June 17, 2013, the Company entered into the 2013 Super Senior Revolving Facility Agreement.

On July 3, 2013, in connection with the issuance of the €325.0 million Senior Secured Notes due 2020, all conditions precedent to the utilization of the 2013 Super Senior Revolving Facility Agreement were satisfied. On July 31, 2017, the Company extended the maturity of the 2013 Super Senior Revolving Facility from July 3, 2018 to December 31, 2018.

As at December 31, 2017, the 2013 Super Senior Revolving Facility was undrawn.

2017 Senior Secured Revolving Facility Agreement

On March 9, 2017, the Company entered into the 2017 Senior Secured Revolving Facility Agreement.

The 2017 Senior Secured Revolving Facility had an initial maturity date of 12 months from the date of the 2017 Senior Secured Revolving Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms therein. The 2017 Senior Secured Revolving Facility initially bears interest at a rate per annum equal to EURIBOR (subject to a zero percent floor) plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the 2017 Senior Secured Revolving Facility is extended up to an additional six months after its initial maturity date.

On July 28, 2017, the Company amended the terms of the 2017 Senior Secured Revolving Facility Agreement to increase the amount available under the facility to €100.0 million and to add a second extension option to enable extension of the maturity of the 2017 Senior Secured Revolving Facility to December 31, 2018. The Company elected, as of March 1, 2018, to extend the maturity of the 2017 Senior Secured Revolving Facility to September 9, 2018.

As at December 31, 2017, the 2017 Senior Secured Revolving Facility was fully drawn.

Covenants regarding Revolving Facility Agreements

The Revolving Facility Agreements also require the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of subordinated debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense), to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA), to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Revolving Facility Agreements also include a leverage ratio financial covenant (tested on a quarterly basis) that requires total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.75 to 1.00 and stepping down to 4.00 to 1.00 for each applicable test date after (but not including) June 30, 2018. In addition, the Company must ensure, under the Revolving Facility Agreements, that the guarantors represent a certain percentage of Adjusted EBITDA, and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under the Revolving Facility Agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable.

On February 20, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility to waive, from the date of such consent becoming effective and up to, and including, May 1, 2018, the undertaking requiring certain material subsidiaries of the Company to accede to the 2013 Super Senior Revolving Facility Agreement as additional guarantors and, for the same period, to reduce the guarantor coverage threshold as a percentage of the group’s consolidated adjusted EBITDA (as more fully set out in the 2013 Super Senior Revolving Facility Agreement) from 85% to 80%. On April 19, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018

On February 19, 2018 the Company also received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the date by which certain subsidiaries of the Company are required to accede to the 2017 Senior Secured Revolving Facility Agreement as guarantors to April 30, 2018. On April 20, 2018, the Company received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018.

The Company also received, on March 1, 2018, the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement in relation to entering into the 2018 Subordinated Revolving Facility Agreement.

Interxion remained in full compliance with all its covenants. In addition, the Company does not anticipate, in the next twelve months, any breach or failure that would negatively impact its ability to borrow funds under the Revolving Facility Agreements.

Change of control or sale of assets

If, there is a sale of all or substantially all the assets of the Group whether in a single transaction or a series of related transactions, or a change of control that any beneficial owner gains control of the Company, then a lender under each of the Revolving Facility Agreements shall not be obliged to fund a loan to the Company.

In addition, if within 30 days of the Company notifying the applicable agent under the relevant Revolving Facility Agreement of a change of control or sale of assets as described above, a lender wishes to cancel its commitment under the applicable Revolving Facility Agreement as a result of that event, such lender’s commitments will be immediately cancelled and its participation in all outstanding loans shall, together with the accrued and unpaid interest and all other amounts accrued and outstanding under the agreement, become due and payable within 10 business days of the date on which the relevant lender notifies the applicable agent thereunder, unless the Company replaces such lender within such 10 business day period.

Reconciliation to cash flow statement

The reconciliation of movements of liabilities to cash flows arising from financing activities is set out below:

	Senior Secured Notes	Mortgages	Finance lease liabilities	Revolving Facilities	Share capital	Share premium	Foreign currency translation reserve	Hedging Reserve	Accumulated profit/(deficit)	Total
	(€’000)
Balance as at 1 January 2017	629,327	54,412	51,718	—	7,060	519,604	9,988	(243)	12,360	1,284,226
Changes from financing cash flows
Proceeds from exercised options	—	—	—	—	55	6,914	—	—	—	6,969
Proceeds from mortgages	—	9,950	—	—	—	—	—	—	—	9,950
Repayment of mortgages	—	(10,848)	—	—	—	—	—	—	—	(10,848)
Proceeds from Revolving Facilities	—	—	—	129,521	—	—	—	—	—	129,521
Repayment of Revolving Facilities	—	—	—	(30,000)	—	—	—	—	—	(30,000)

	Senior Secured Notes	Mortgages	Finance lease liabilities	Revolving Facilities	Share capital	Share premium	Foreign currency translation reserve	Hedging Reserve	Accumulated profit/(deficit)	Total
	(€’000)
Finance lease obligation	—	—	(995)	—	—	—	—	—	—	(995)
Total changes from financing cash flows	—	(898)	(995)	99,521	55	6,914	—	—	—	104,597
Other changes
Liability-related
Amortized borrowing costs	(1,186)	126	—	383	—	—	—	—	—	(677)
Interest expense	—	—	404	—	—	—	—	—	—	404
Total liability-related	(1,186)	126	404	383	—	—	—	—	—	(273)
Total equity-related other changes	—	—	—	—	26	5,724	(7,040)	74	42,206	40,990
Balance as at 31 December 2017	628,141	53,640	51,127	99,904	7,141	532,242	2,948	(169)	54,566	1,429,540

Maturity profile

The maturity profile of the gross amounts of Senior Secured Notes, the 2013 Super Senior Revolving Facility, the 2017 Senior Secured Revolving Facility and Mortgages are set out below:

	2017	2016	2015
	(€’000)
Within one year	104,400	7,332	—
Between 1 and 5 years	648,000	643,800	503,199
Over 5 years	26,916	29,107	16,447
	779,316	680,239	519,646

The Group has the following undrawn bank borrowing facilities:

	2017	2016	2015
	(€’000)
Expiring within one year	100,000	—	—
Expiring between 1 and 5 years	—	100,000	100,000
	100,000	100,000	100,000

Covenants

The Revolving Facility Agreements contain various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt and/or guarantees;

•	enter into transactions other than on an arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorized by the Revolving Facility Agreements;

•	sell certain kinds of assets;

•	enter into any sale and leaseback transactions;

•	make certain investments or other types of restricted payments;

•	substantially change the nature of the Company or the Group’s business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

Our Revolving Facility Agreements also require us to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of subordinated debt, a consolidated fixed charge ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma Adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Revolving Facility Agreements also include a leverage ratio financial covenant (tested on a quarterly basis), which requires total net debt (calculated as a ratio to pro forma Adjusted EBITDA) not to exceed a leverage ratio of 4.75 to 1.00 and stepping down to 4.00 to 1.00 for each applicable test date after (but not including) June 30, 2018. In addition, the Company must ensure, under the Revolving Facility Agreements, that the guarantors represent a certain percentage of Adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a continuing default under our Revolving Facilities Agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable. The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreements.

On February 20, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility to waive, from the date of such consent becoming effective and up to, and including, May 1, 2018, the undertaking requiring certain material subsidiaries of the Company to accede to the 2013 Super Senior Revolving Facility Agreement as additional guarantors and, for the same period, to reduce the guarantor coverage threshold as a percentage of the group’s consolidated adjusted EBITDA (as more fully set out in the 2013 Super Senior Revolving Facility Agreement) from 85% to 80%. On April 19, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018

On February 19, 2018 the Company also received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the date by which certain subsidiaries of the Company are required to accede to the 2017 Senior Secured Revolving Facility Agreement as guarantors to April 30, 2018. On April 20, 2018, the Company received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018.

The Company also received, on March 1, 2018, the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement in relation to entering into the 2018 Subordinated Revolving Facility Agreement. Interxion remained in full compliance with all its covenants. In addition, the Company does not anticipate, in the next twelve months, any breach or failure that would negatively impact its ability to borrow funds under the Revolving Facility Agreements.

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

The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed-charge ratio to exceed 2.00 and a consolidated senior leverage ratio (net of cash and cash equivalents) not to exceed 4.00. The breach of any of these covenants by the Company could result in a default under the Indenture. Interxion remained in full compliance with all its covenants. The Company’s consolidated fixed charge ratio stood at 4.92 (2016: 4.51; 2015: 5.14) and both the net debt ratio and the leverage ratio financial covenant stood at 3.60 (2016: 3.26; 2015: 2.94).

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following payment schedule:

	2017	2016	2015
	(€’000)
Gross lease liabilities:
Within one year	4,389	4,346	2,990
Between 1 and 5 years	29,625	31,904	30,230
More than 5 years	36,478	39,144	20,024
	70,492	75,394	53,244
Interest
Within one year	3,693	3,898	3,374
Between 1 and 5 years	10,218	11,897	11,129
More than 5 years	5,454	7,881	4,159
	19,36519	23,676	18,662
Present value of minimum lease payments
Within one year	696	448	(384)
Between 1 and 5 years	19,407	20,007	19,101
More than 5 years	31,024	31,263	15,865
	51,127	51,718	34,582

In September 2015, the Group entered into a contract to lease the properties related to the AMS8 data center. The lease, which covers land and building, commenced during the third quarter of 2016. The land component has been treated as an operating lease, the building as a finance lease. As at December 31, 2017, the carrying value of the building amounted to €16.8 million.

In August 2014, the Group exercised its option to purchase the AMS7 data center land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of 22 August 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €5.8 million, the carrying value of the building amounted to €6.7 million. The actual legal transfer of ownership will become effective in 2023.

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will come into effect in 2019. As a result of this modification, in accordance with IAS17, as of December 20, 2012, the lease, which was previously reported as an operating lease is treated as a financial lease. The carrying amount of the land amounts to €20.9 million.

Other loans

Until 2016, the Group had a loan facility with the landlord of one of its unused data center sites in Germany to allow the Group to invest in improvements to the building to meet the requirements of sub-lessees. The loan bore interest at 6% per annum and was repaid in 2016. As at December 31, 2015, the balance of the landlord loan was €1.6 million.

21	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The total balance exposed to credit risk at the reporting date was:

	2017	2016	2015
	(€’000)
Trade receivables	113,518	91,451	79,128
Accrued revenue	36,575	34,560	39,442
Rental and other supplier deposits	3,736	3,056	2,929
Other investments	3,693	1,942	—
Collaterized cash	4,053	3,729	4,868
Cash and cash equivalents	38,484	115,893	53,686
	200,059	250,631	180,053

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

The Group’s largest financial asset balance exposed to credit risk is with a financial institution, one of the Company’s relationships banks, which accounts for approximately 16% of the €200.1 million total balance exposed to credit risk as at December 31, 2017.

The Group’s largest customer balance exposed to credit risk is with a customer, serviced from multiple locations under multiple service contracts, which accounts for approximately 19% of the total balance exposed to credit risk as at December 31, 2017.

The maximum credit exposure on the trade receivables is reduced by the deferred revenue balance of €80.8 million, as presented in Note 18 (2016: €70.3 million and 2015: €66.0 million).

The exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2017	2016	2015
	(€’000)
UK, France, Germany and The Netherlands	88,634	71,099	62,448
Rest of Europe	23,995	19,807	16,246
Corporate	889	545	434
	113,518	91,451	79,128

The aging of trade receivables as at the reporting date was:

	2017		2016		2015
	Gross	Allowance	Gross	Allowance	Gross	Allowance
	(€’000)
Not past due	88,530	—	69,771	—	66,016	—
Past due 0–30 days	9,448	—	12,027	—	7,569	—
Past due 31–120 days	13,111	39	7,329	8	3,589	20
Past due 121 days–1 year	2,295	223	2,358	234	1,797	111
More than 1 year	725	329	324	116	349	61
	114,109	591	91,809	358	79,320	192

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2017	2016	2015
	(€’000)
Balance as at 1 January	358	192	273
Impairment loss recognized	316	285	144
Write-offs	(83)	(119)	(225)
Balance as at 31 December	591	358	192

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2017

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	628,141	737,500	37,500	700,000	—
Finance lease liabilities	51,127	70,492	4,389	29,625	36,478
Mortgages	53,640	59,684	9,380	33,149	17,155
2017 Senior Secured Revolving Facility	100,000	100,000	100,000	—	—
Trade and other payables(1)	145,412	145,412	145,225	26	161
	978,320	1,113,088	296,494	762,800	53,794

December 31, 2016

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	629,327	775,000	37,500	737,500	—
Finance lease liabilities	51,718	75,394	4,346	31,904	39,144
Mortgages	54,412	60,792	12,137	28,980	19,675
Trade and other payables(1)	95,803	95,803	95,624	26	153
	831,260	1,006,989	149,607	798,410	58,972

December 31, 2015

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	475,503	617,500	28,500	589,000	—
Finance lease liabilities	34,582	53,244	2,990	30,230	20,024
Mortgages	44,073	49,748	4,466	34,120	11,162
Other loans	1,605	1,629	1,629	—	—
Trade and other payables(1)	89,743	89,743	89,743	—	—
	645,506	811,864	127,328	653,350	31,186

Notes:—

(1)	The carrying amount excludes accrued interest on Senior Secured Notes and mortgages, deferred revenues and rental holidays.

Market risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2017	2016	2015	2017	2016	2015
Euro
GBP 1	1.141	1.220	1.379	1.126	1.167	1.357
CHF 1	0.897	0.918	0.937	0.855	0.931	0.923
DKK 1	0.134	0.134	0.134	0.134	0.135	0.134
SEK 1	0.104	0.106	0.107	0.102	0.104	0.109

Sensitivity analysis

A 10% strengthening of the euro against the following currencies at December 31, would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remained constant and was performed on the same basis for 2016 and 2015.

	Equity	Profit or loss
	(€’000)
December 31, 2017
GBP	(5,148)	(1,712)
CHF	(4,755)	(148)

	Equity	Profit or loss
	(€’000)
DKK	(2,512)	(246)
SEK	(1,348)	(196)
December 31, 2016
GBP	(3,490)	(127)
CHF	(4,990)	(186)
DKK	(2,268)	(211)
SEK	(1,179)	38
December 31, 2015
GBP	(3,848)	(1,290)
CHF	(4,757)	(148)
DKK	(2,042)	(186)
SEK	(356)	(137)

A 10% weakening of the euro against the above currencies at December 31, would have had the equal, but opposite, effect to the amounts shown above, on the basis that all other variables remained constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2017	2016	2015
	(€’000)
Fixed-rate instruments
Senior Secured Notes	628,141	629,327	475,503
Finance lease liabilities	51,127	51,718	34,582
Mortgages	4,927	5,400	5,870
Other loans	—	—	1,605
	684,195	686,445	517,560
Variable-rate instruments
Mortgages	48,713	49,012	38,203
2017 Senior Secured Revolving Facility	99,904	—	—
	148,617	49,012	38,203
	832,812	735,457	555,763

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

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
December 31, 2017
Variable rate instruments	(1,021)	1,021	(76)	76
December 31, 2016
Variable rate instruments	(478)	478	(84)	84
December 31, 2015
Variable rate instruments	(261)	261	(91)	91

Fair values and hierarchy

Fair values versus carrying amounts

As at December 31, 2017, the market price of the 6.00% Senior Secured Notes due 2020 was 103.552 (2016: 105.045 and 2015: 105.780). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €647.0 million, compared with their nominal value of €625.0 million. As at December 31, 2016, the value of the notes was €657.0 million compared with a nominal value of €625.0 million. As at December 31, 2015 the value of the notes was €502.0 million compared with a nominal value of €475 million.

Until 2014, the Group had a financial asset carried at fair value, its investment in iStreamPlanet Inc. This investment was sold during 2015. In addition, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As at 31 December 2017, the fair value of all mortgages was equal to their carrying amount of €53.6 million. As of 31 December 2017, the fair value of the financial lease liabilities was €54.3 million compared with its carrying amount of €51.1 million.

As at December 31, 2017, the fair value of the conversion option in the convertible loan to Icolo Ltd., was deemed nil.

Fair-value hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

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

The values of the instruments are:

	Carrying value	Fair value
	(€’000)
		Level 1	Level 2	Level 3
December 31, 2017
Senior secured notes 6.00% due 2020	(628,141)	(647,000)	—	—
2017 Senior Secured Revolving Facility	(99,904)	—	(99,904)	—
Finance leases	(51,127)	—	(54,282)	—
Mortgages	(53,640)	—	(53,640)	—
Other investments	3,693	—	3,693	—
Interest rate swap	(255)	—	(255)	—
Conversion option	0	—	—	0
December 31, 2016
Senior secured notes 6.00% due 2020	(629,327)	(657,000)	—	—
Finance leases	(51,718)	—	(55,625)	—
Mortgages	(54,412)	—	(54,412)	—
Other investments	1,942	—	1,942	—
Interest rate swap	(367)	—	(367)	—
Conversion option	0	—	—	0
December 31, 2015
Senior secured notes 6.00% due 2020	(475,503)	(502,000)	—	—
Finance leases	(34,582)	—	(41,012)	—
Mortgages	(44,073)	—	(44,073)	—
Interest rate swap	(321)	—	(321)	—

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The Level 3 financial asset represents the conversion option embedded in a USD 4.5 million convertible loan (mentioned in the hierarchy table as ‘Other investments’) provided by Interxion Participation 1 B.V, of which USD 4.0 million was disbursed as at December 31, 2017. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. The value of the embedded conversion option was deemed nil as at 31 December 2017.

Capital management

The Board’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital based on a ratio calculated as Total liabilities minus Cash and cash equivalents, divided by Shareholders ‘equity:

	2017	2016	2015
	(€’000)
Total liabilities	1,105,343	933,896	744,647
Less: cash	(38,484)	(115,893)	(53,686)
	1,066,859	818,003	690,961
Equity
Total equity	596,728	548,769	507,417
Ratio of Total liabilities minus Cash and cash equivalents, divided by Shareholders’equity:	1.79	1.49	1.36

22	Share-based payments

Summary of outstanding options and restricted shares as of December 31, 2017

The terms and conditions of the grants (excluding restricted shares and performance share grants), under the 2011 and 2013 Option Plans with an USD exercise price, were as follows:

Grant date	Employees entitled	Exercise price in $	Outstanding	Exercisable
		(in thousands)
2011	Senior employees	13.00-14.65	88	88
2012	Senior employees	20.50	1	1
2013	Senior employees	10.00-15.00	4	4
2014	Senior employees	17.50	82	77
2015	Senior employees	24.60-27.26	59	32
2016	Senior employees	27.14-34.00	74	26
2017	Senior employees	35.60-45.84	22	—
	Total share options		330	228

Share options granted from 2011 onwards, under the 2011 and 2013 Option Plans, generally vest over four years and can be exercised up to eight years after the grant date. Vesting typically is over a 4-year period with 25% vested after one year and the 6.25% per quarter thereafter. Options are settled with common shares of Interxion stock. If the employee is terminated prior to the contractual term of the award, all unvested option are forfeited.

The number and weighted average exercise prices of outstanding share options, post reverse stock-split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2017	2016	2015	2017	2016	2015
Outstanding at 1 January	—	—	7.19	—	—	14
Granted	—	—	—	—	—	—
Exercised	—	—	7.19	—	—	(14)
Expired	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Outstanding – 31 December	—	—	—	—	—	—
Exercisable – 31 December	—	—	—	—	—	—

The number and weighted average exercise prices of outstanding share options under the 2011 and 2013 Option Plans, excluding the restricted shares and performance share grants, with U.S. dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2017	2016	2015	2017	2016	2015
Outstanding at 1 January	16.70	14.98	14.35	865	1,264	1,641
Granted	37.91	31.20	25.17	30	94	90
Exercised	14.13	14.90	14.23	(550)	(479)	(423)
Expired	—	—	—	—	—	—
Forfeited	30.67	20.49	19.29	(15)	(14)	(44)
Outstanding – 31 December	22.30	16.70	14.98	330	865	1,264
Exercisable – 31 December	18.34	14.22	14.24	228	689	1,030

The options outstanding at December 31, 2017 have a weighted average remaining contractual life of 4.4 years (2016: 3.9 years and 2015: 4.2 years).

For the services delivered in 2014, a total of 9,980 restricted shares were granted to the Non-executive Directors (1,996 restricted shares each). Of these shares, 3,992 were cancelled because two Non-executive Directors resigned before vesting. The remaining 5,988 restricted shares vested as at June 30, 2015 and were issued and transferred to the Non-executive Directors in July 2015.

On June 30, 2015, the Annual General Meeting of Shareholders approved to award restricted shares equivalent to a value of €40,000 under the terms and conditions of the Interxion Holding N.V. 2013 Amended International Equity Based Incentive Plan (the “2013 Option Plan”) to each of our Non-executive Directors (1,615 restricted shares each) for their services to be provided for the period between the 2015 Annual General Meeting and the 2016 Annual General Meeting. A total of 6,460 restricted shares were granted.

On June 24, 2016, the Annual General Meeting of Shareholders approved the award of restricted shares, equivalent to a value of €40,000 under the terms and conditions of the 2013 Option Plan, to each of our Non-executive Directors (1,234 restricted shares each) for their services to be provided for the period between the 2016 Annual General Meeting and the 2017 Annual General Meeting. A total of 4,936 restricted shares were granted.

On 30 June 2017, the Annual General Meeting of Shareholders approved the award of restricted shares equivalent to a value of €40,000 under the terms and conditions of the 2013 Option Plan to each of our Non-executive Directors (996 restricted shares each) for their services to be provided for the period between the 2017 Annual General Meeting and the 2018 Annual General Meeting. A total of 3,984 restricted shares were granted.

2015 Performance Share Awards

With regard to the performance period of 2015, the Board of Directors approved the conditional award of performance shares in March 2015 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined, on target equity value for 2015 and the Company’s average share price during the month of January 2015. The actual initial award of 149,600 performance shares, based on the level of the actual Company and individual performance from 1 January 2015 to 31 December 2015, was approved by the Board of Directors in February 2016.

With regard to the Executive Director, the first 50% (38,286 performance shares) of the initial award was approved at the 2016 Annual General Meeting. Of these shares, 19,143 performance shares of the initial award vested on approval but were locked up until 31 December 2016 and 19,143 performance shares vested on 1 January 2017.

With retroactive effect, all performance shares from the 2015 conditional performance share award of our Executive Director that were unvested at the time of the adoption of the 2017 Plan on May 13, 2017, are deemed to have been awarded under the terms and conditions of the 2017 Plan. As a result, 50% of the original 2015 conditional performance share award, 34,320 shares, is subject to the terms of the 2017 Plan. In accordance with the rules of the plan, the shares are subject to the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period 1 January 2015 through 31 December 2017.

Based on the Company’s actual three-year TSR performance relative to the three-year TSR performance of the constituents of S&P SmallCap 600 over the period 1 January 2015 through 31 December 2017, a final performance share award of 60,060 shares has been earned and approved by the Board in April 2018. The final performance share award is subject to shareholder approval at the Annual General Meeting in 2018. Should the final performance share award be approved, the shares will vest in two equal instalments. The first instalment of 30,030 shares (50% of the final performance share award) will vest upon approval at the Annual General Meeting, the second instalment of 30,030 shares (50% of the final performance share award) will vest on 1 January 2019.

With regard to key members of management, the first 50% of the initial award (36,514 performance shares) was awarded at the 2016 Annual General Meeting. A number of 18,257 performance shares vested on award but were locked up until 31 December 2016 and 18,257 performance shares vested on 1 January 2017. The remaining 50% of the initial award (36,512 performance shares) was subject to the Company’s two-year TSR performance relative to the two-year performance of the S&P SmallCap 600 Index over the period 1 January 2015 through 31 December 2016.

The Company’s actual two-year TSR performance relative to the two-year performance of the S&P SmallCap 600 Index over the period January 1, 2015 through 31 December 2016 was reviewed in March 2017. Based on the Company’s relative TSR performance the Compensation Committee approved a final performance share award of 33,292 performance shares. Of these performance shares, 50% (or 16,646 shares) will vest on May 4, 2018. Of the remaining 16,646 shares 10,642 shares will vest on 1 January 2019, as 6,004 of the 16,646 shares have been forfeited on January 31, 2018.

Upon a change of control and (1) in the event the performance share plan or the individual award agreement is terminated, or (2) the management agreement or employment agreement between the participant and the company is terminated by the company other than for cause, or (3) the participant is offered a position which is a material demotion to the current position, all performance shares will vest immediately and any lock up provisions will expire.

2016 Performance Share Awards

With regard to the performance period of 2016, the Board of Directors approved the conditional award of performance shares in February 2016 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined on-target equity value for 2016 and the Company’s average share price during the month of January 2016.

With regard to the Executive Director, with retroactive effect, all 61,469 performance shares from the 2016 conditional performance share award are deemed to have been awarded under the terms and conditions of the 2017 Plan. In accordance with the rules of the 2017 Plan, these shares are subject to the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period 1 January 2016 through 31 December 2018. The Company’s actual three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period 1 January 2016 through 31 December 2018 will be reviewed early 2019. The final award will be subject to Board approval and then Shareholder approval at the 2019 Annual General Meeting. Should it be approved, 50% of the performance shares will vest upon approval at the Annual General Meeting and 50% will vest on 1 January 2020.

With regard to key members of management, an initial award of 76,456 performance shares was approved by the Compensation Committee in February 2017, based on the level of actual company- and individual performance from January 1, 2016, to December 31, 2016. The first 50% of the initial award (38,228 performance shares) was awarded after the 2017 Annual General Meeting. Of the 38,228 performance shares, 19,114 performance shares vested on award but were locked up until 31 December 2017 and 19,114 performance shares will vest on May 4, 2018.

Of the remaining 38,228 performance shares, 27,004 shares were subject to relative TSR performance adjustment, as 11,224 of the 38,228 shares have been forfeited on January 31, 2018. The 27,004 shares were subject to the Company’s two-year TSR performance relative to the two-year performance of S&P SmallCap 600 Index over the period 1 January 2016 through 31 December 2017. The Company’s actual two-year TSR performance relative to the performance of the S&P SmallCap 600 Index over the period 1 January 2016 through 31 December 2017 was reviewed in January 2018. Based on the Company’s relative TSR performance over the two-year performance period, a final performance share award of 40,507 shares (150% of 27,004 shares) has been earned and approved by the Compensation Committee in April 2018. A portion equal to 50% of the final performance share award (20,255 shares) will vest on 1 January 2019 and 50% of the final performance share award (20,252 shares) will vest on 1 January 2020.

Upon a change of control and (1) in the event the performance share plan or the individual award agreement is terminated, or (2) the management agreement or employment agreement between the participant and the company is terminated by the company other than for cause, or (3) the participant is offered a position which is a material demotion to the current position, all performance shares will vest immediately and any lock up provisions will expire.

2017 Performance Share Awards

With regard to the performance period of 2017, the Board of Directors approved the conditional award of 108,213 performance shares in April 2017 for certain members of key management, under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan, and for the Executive Director under the Company’s 2017 Executive Director Long-Term Incentive Plan, on the basis of the predetermined on-target equity value for 2017 and the Company’s average share price during the month of January 2017.

With regard to the Executive Director, in accordance with the rules of the 2017 Plan, 100% of the conditional performance share award of 46,808 performance shares is subject to the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period 1 January 2017 through 31 December 2019. The Company’s actual three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period 1 January 2017 through 31 December 2019 will be reviewed in early 2020. The final award will be subject to Board and then Shareholder approval at the 2020 Annual General Meeting. Should it be approved, 50% of the performance shares will vest upon approval at the Annual General Meeting and 50% will vest on 1 January 2021.

With regard to the 61,405 performance shares conditionally awarded to key members of management, 46,577 shares are subject to initial adjustment based on company and individual performance over the performance year 2017, as 14,828 of the 61,405 performance shares have been forfeited on January 31, 2018.

Based on the actual level of Company and individual performance from 1 January 2017 through 31 December 2017 an initial award of 48,720 performance shares has been earned and approved by the Compensation Committee in April 2018. The first 50% of the initial award (24,362 performance shares) will be awarded after the 2018 Annual General Meeting. Of the 24,362 performance shares 12,181 shares will vest on award but will be locked up until 31 December 2018 and 12,181 performance shares will vest on 1 January 2019.

The remaining 50% of the initial award (24,358 performance shares) is subject to the Company’s two-year TSR performance relative to the two-year performance of S&P SmallCap 600 Index over the period 1 January 2017 through 31 December 2018. The Company’s actual two-year TSR performance relative to the two-year performance of the S&P SmallCap 600 Index over the period January 1, 2017 through 31 December 2018 will be reviewed in early 2019. Subject to the Compensation Committee’s approval of the final performance share award, 50% of the final performance share award will vest on 1 January 2020, and 50% will vest on 1 January 2021.

Upon a change of control and (1) in the event the performance share plan or the individual award agreement is terminated, or (2) the management agreement or employment agreement between the participant and the company is terminated by the company other than for cause, or (3) the participant is offered a position which is a material demotion to the current position, all performance shares will vest immediately and any lock up provisions will expire.

In 2015, 75,000 restricted shares were awarded to a key member of management (not the Executive Director) of which 25,000 vested in the first quarter of 2015. Half of the remaining 50,000 restricted shares vested on March 1, 2016 and the other 25,000 vested on March 1, 2017. On a change of control, these restricted shares will vest immediately.

In 2016, 20,000 restricted shares were awarded to key members of management (not the Executive Director) of which 5,000 vested in January 2017 and 5,000 vested in January 2018. The remaining 10,000 restricted shares will vest on 1 January 2019 (5,000 shares) and 2020 (5,000 shares). On a change of control, these restricted shares will vest immediately.

In 2017, 10,000 restricted shares were awarded to a key member of management (not the Executive Director) of which 5,000 shares vested in January 2018. The remaining 5,000 restricted shares will vest on 1 January 1, 2019. On a change of control, these restricted shares will vest immediately.

The number and weighted average fair value of restricted shares that were awarded as at December 31, 2017, 2016 and 2015 is broken down as follows:

	2017		2016		2015
	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)
Outstanding 1 January	253	29.51	308	25.76	272	24.16
Granted	104	47.14	92	35.49	158	28.02
Vested	(147)	27.84	(124)	25.66	(118)	25.05
Forfeited	(40)	30.98	(23)	23.67	(4)	27.38
Outstanding at 31 December	170	41.39	253	29.51	308	25.76

Restricted share awards granted under the 2011 and 2013 Option Plans, generally vest over four years with 25% of the award vesting each year. Restricted share awards are settled with common Interxion stock. If the employee is terminated prior to the contractual term of the award, all unvested restricted shares are forfeited. Restricted shares awarded to our Non-executive Directors for their services, vest annually at the Annual General Meeting.

The restricted shares outstanding at December 31, 2017 have a weighted average remaining contractual life of 2.5 years (2016: 1.9 years; 2015: 2.1 years).

The number and weighted average fair value of performance shares that were finally awarded as at December 31, 2017, 2016 and 2015 is broken down as follows:

	2017		2016		2015
	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)
Outstanding 1 January	253	27.92	129	23.94	—	—
Granted	62	38.80	196	30.42	163	24.33
Vested	(108)	29.37	(72)	27.63	(34)	25.77
Forfeited	(3)	21.20	—	—	—	—
Outstanding at 31 December	204	30.55	253	27.92	129	23.94

The performance share plan was modified during 2017, see the disclosure on Executive Director Compensation, which is included in Note 27 — Related-party transactions, for details about the modification.

Employee expenses

In 2017, the Company recorded employee expenses of €9.9 million related to share-based payments (2016: €7.9 million and 2015: €9.0 million). The 2017 share-based payments related expenses include an amount of €1.0 million related to taxes and social security charges (2016: €0.2 million and 2015: €0.6 million).

The weighted average fair value at grant date of options granted during the period was determined using the Black-Scholes valuation model. The following inputs were used:

	2017	2016	2015
Share price in € at grant date	37.48-48.38	28.09-33.89	23.84-28.46
Exercise price in €	31.68-39.08	24.27-30.47	21.61-24.95
Dividend yield	0%	0%	0%
Expected volatility	26%	30%	30%
Risk-free interest rate	1.8%-2.1%	1.2%	0.0%-0.4%
Expected life weighted average	5.1 years	5.0 years	5.1 years

The significant inputs into the model were:

•	expected volatility is based on a combination of the share performance of the Company over a five-year period;

•	the risk-free interest rate based on the yield on U.S. Treasury Strips with a maturity similar to the expected life of the options;

•	dividend yield is considered to be nil;

•	expected life is considered to be equal to the average of the share option exercise and vesting periods.

The weighted average fair value at grant date of the performance shares granted during the period was determined using the Monte Carlo valuation model. In addition to the above-mentioned inputs a one year holding discount of 5.5% was used as input for the performance shares.

Change of control clauses

Some awards to key management contain change of control clauses. Upon a change of control and (1) in the event the performance share plan or the individual award agreement is terminated, or (2) the management agreement or employment agreement between the participant and the company is terminated by the company other than for cause, or (3) the participant is offered a position which is a material demotion to the current position, all performance shares will vest immediately and any lock up provisions will expire.

23	Business combinations

Acquisition Interxion Science Park

On February 24, 2017, the Group completed the acquisition of 100% of the share capital of Vancis B.V. (“Vancis”), a company that historically provided colocation services from a data center at Science Park, Amsterdam, The Netherlands, and a satellite facility in Almere, The Netherlands. After the acquisition, Vancis B.V. was renamed InterXion Science Park B.V. Total consideration was €77.5 million of cash, which was paid immediately upon completion. The transaction was accounted for as a business combination, which requires that assets acquired and liabilities assumed be recognized at their respective fair values at the acquisition date.

The table below summarizes the purchase price allocation for the acquisition of Interxion Science Park:

€’000
Property, plant and equipment	16,821
Trade receivables(1)	1,165
Other current assets	959
Trade payables and other liabilities	(1,249)
Provisions	(280)
Goodwill	38,900
Customer portfolio	28,005
Deferred taxes	(6,804)
Total purchase price	77,517

Notes:

(1)	Trade and other receivables represent contractual gross amounts less €30 thousand, which was determined to be uncollectible at the date of acquisition.

Goodwill is the excess consideration remaining after allocating the fair value of the other acquired assets and liabilities and represents expected future economic benefits, to be achieved by operating a data center in close proximity to the virtual connectivity hub at Science Park, and is not expected to be deductible for tax purposes.

In connection with this acquisition, the Company recorded M&A transaction costs of approximately €1.2 million, which have been included in General and administrative costs as incurred (€0.5 million in 2017 and €0.7 million in 2016).

Since the acquisition date, Interxion Science Park contributed €6.5 million to total revenues and €0.1 million loss to the Group’s net income. If the acquisition had occurred on January 1, 2017, management estimates that consolidated revenue would have been €490.6 million, and net income for the period would have been €42.3 million. Interxion Science Park is included in the Big4 segment.

24	Financial commitments

Non-cancellable operating lease commitments

At December 31, the Group has future minimum commitments for non-cancellable operating leases with terms in excess of one year as follows:

	2017	2016	2015
	(€’000)
Within 1 year	35,107	28,698	30,857
Between 1 and 5 years	136,143	118,115	125,243
After 5 years	189,298	171,313	181,059
	360,548	318,125	337,159

The total gross operating lease expense for the year 2017 was €29.6 million (2016: €27.5 million and 2015: €27.0 million).

Future committed revenue receivable

The Group enters into initial contracts with its customers for periods of at least one year and generally between three and five years, resulting in future committed revenues from customers. At December 31 the Group had contracts with customers for future committed revenue receivable as follows:

	2017	2016	2015
	(€’000)
Within 1 year	327,500	296,600	275,400
Between 1 and 5 years	449,500	434,900	353,600
After 5 years	35,600	52,700	76,700
	812,600	784,200	705,700

Commitments to purchase energy

Where possible, for its own use, the Group seeks to purchase power on fixed-price term agreements with local power supply companies in the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of energy at fixed prices. At December 31, the Group had entered into non-cancellable energy purchase commitments as follows:

	2017	2016	2015
	(€’000)
Within 1 year	41,500	39,100	36,400
Between 1 and 5 years	42,000	21,000	13,700
	83,500	60,100	50,100

Other commitments

The Group has entered into several other commitments, which in general relate to operating expenses. As at December 31, 2017, the outstanding commitments amount to €43.7 million (2016: €40.6 million, 2015: €29.5 million).

25	Capital commitments

At December 31, 2017, the Group had outstanding capital commitments totaling €285.9 million (2016: €114.1 million and 2015: €66.2 million). These commitments are expected to be settled in the following financial year. The increase results from the timing of expansion projects.

26	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of leases amount to €5.1 million (2016: €4.6 million; 2015: €6.0 million). Furthermore, the Company guaranteed a third-party’s future payments in amount of €0.4 million. No other guarantees were granted (2016: €1.0 million and 2015: €0.1 million).

Site restoration costs

As at December 31, 2017, the estimated discounted cost and recognized provision relating to the restoration of data center leasehold premises was €0.3m (2016: nil and 2015: €0.7 million).

In accordance with the Group’s accounting policy site restoration costs have been provided in the financial statements only in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As at December 31, 2017, the Group estimated the possible liability to range from nil to €29.2 million (2016: nil to €24.7 million and 2015: nil to €23.2 million).

27	Related-party transactions

There are no material transactions with related parties, other than those related to our investment disclosed in note 13 and the information disclosed below.

Key management compensation

The total compensation of key management, which was recognized in the consolidated income statement, was as follows:

	2017	2016(i)	2015(i)
	(€’000)
Short-term employee benefits (salaries and bonuses)	3,454	3,473	3,341
Post-employment benefits	62	74	43
Share-based payments	6,386	4,700	4,997
Total	9,902	8,247	8,381

Key management’s share-based payment compensation is disclosed in Note 22.

(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

Remuneration of the Executive Director and Non-executive Directors of the Board

The aggregate reported compensation expense of our Executive Director and the Non-Executive Directors of the Board for the years ended December 31, 2017, 2016 and 2015, is set forth below. The “Share-based payment charges” and the “Total” numbers included in the following tables are calculated in accordance with IFRS accounting standards and reflect charges for both the shares that vested in the year as well as charges for shares that are scheduled to vest in future years.:

	2017
	Salaries		Bonus		Share- based payment charges	Total
	(€’000)
D.C. Ruberg	590	[1]	668	[2]	4,198	5,456
F. Esser	65		—		40	105
M. Heraghty	70		—		40	110
J.F.H.P. Mandeville	90		—		40	130
R. Ruijter	75		—		40	115
Total	890		668		4,358	5,916

	2016					2015
	Salaries		Bonus	Share- based payment charges(i)	Total	Salaries		Bonus	Share- based payment charges(i)	Total
	(€’000)					(€’000)
D.C. Ruberg	590	[1]	597	2,044	3,231	590	[1]	693	2,120	3,403
J.C. Baker						21		—	—	21
F. Esser	65		—	40	105	65		—	27	92
M. Heraghty	70		—	40	110	68		—	27	95
J.F.H.P. Mandeville	115	[3]	—	40	155	40		—	27	67
R.M. Manning						17		—	—	17
R. Ruijter	75		—	40	115	73		—	65	138
Total	915		597	2,204	3,716	874		693	2,266	3,833

1	Includes allowance of €40,000.
2	Based on performance achievements during 2017, this amount is calculated as 121.4% of base salary.
3	Includes €25,000 that has additionally been awarded in relation to the period of July 1, 2015 – December 31, 2015.
(i)	Comparative figures for the years ended December 31, 2016 and 2015 were restated. For further information on the errors, see Notes 2 and 29 of these 2017 consolidated financial statements.

In 2017, 3,984 restricted shares were granted to the Non-executive Directors (996 restricted shares each). Costs related to these grants are reflected as part of share-based payment charges.

The goal of the Company’s remuneration policy is to provide remuneration to its Directors in a form that will attract, retain and motivate qualified industry professionals in an international labor market, and to align the remuneration of the Directors with their short- and long-term performance as well as with interests of the stakeholders of the Company. The compensation of our Directors will be reviewed regularly.

Executive Director Compensation

The total direct compensation program for our Executive Director consists of (i) a base salary, (ii) short-term incentives (“STI”) in the form of an annual cash bonus, (iii) long term incentives (“LTI”) in the form of performance shares, and (iv) perquisites consisting of a car allowance. Our goal is to provide the Executive Director with a base salary around the 50th percentile and STI and LTI in the range of the 50th to 75th percentile of our peer group discussed below.

Overall, for 2015, 2016, and 2017, at risk compensation was 79% of total compensation at target and 86% of total compensation at maximum pay-out of both STI and LTI. The ultimate value of the annual LTI award to the Executive Director is dependent on (1) the number of shares actually earned based on the Company’s relative TSR performance against the constituents of the S&P SmallCap 600 and (2) the Company’s share price on the date of determination. The charts below have been based on (i) the number of shares awarded at target and at maximum pay-out of 175% of the number of shares awarded at target and (ii) are valued using the Company’s share price on the date of the conditional award. These charts do not take into account any appreciation or depreciation of the Company share price that may occur over the performance period.

The Company operates in a highly competitive and fast-growing environment where most of our peers are U.S. headquartered companies. We therefore fashion our compensation structures and pay mix to blend both European and U.S. practices. We assess the compensation of the Executive Director against the compensation of executive directors at peer companies based on data provided by Mercer. Our peer group consists of the companies listed below, most of which have European operations and with whom we compete for talent and/or customers and capital. The benchmarking analysis takes into consideration the relative Company size, the Company’s European aspects, and the growth trajectory of our Company. We benchmark our compensation levels every three years, under the guidance of the Compensation Committee, with the most recent analysis performed by Mercer in March 2017.

Our peer group consists of the following companies:

• Akamai Technologies	• Dupont Fabros Technologies1)	• Red Hat
• Autodesk	• Equinix	• Synopsys
• Coresite Realty	• F5 Networks	• Trimble Navigation
• CyrusOne	• Factset Research Systems
• Digital Realty Trust1)	• Internap Network Services

1)	In the course of 2017, Dupont Fabros Technologies was acquired by Digital Realty.

Short Term Incentive

The STI plan for our Executive Director provides for an annual cash bonus. The annual at target value of the cash bonus is 110% of base salary (the “Target Cash Bonus”) for 2017 (compared to 100% of base salary for 2015 and 2016), with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The actual pay-out from the STI plan depends on the achievement of Revenue, Adjusted EBITDA Margin, and individual objectives, all measured over the performance year. These performance objectives are set each year by the Compensation Committee at the beginning of the performance period and are based on the Company’s operating plan. Individual objectives are focused on internal organisational improvements.

The performance achievement on each of these measures, together with their weighting, determine the pay-out of the cash bonus in accordance with the table below.

Pay-out as % of Target Cash Bonus

	Pay-out at Threshold Performance	Pay-out at Target Performance	Pay-out at Maximum Performance
Revenue	0%	40%	60%
Adjusted EBITDA Margin	0%	40%	60%
Individual Performance Objectives	0%	20%	25%
Pay-out as % of at target cash bonus	0%	100%	145%

The cash bonus is paid once Shareholders approve the annual accounts for the performance year at the Annual General Meeting in the following year.

Long Term Incentive

On May 13, 2017 the Board adopted the InterXion Holding N.V. 2017 Executive Director Long-Term Incentive Plan (the “2017 Plan”). The 2017 Plan provides for a number of changes in our Executive Director’s long-term incentive plan to align his long-term incentive compensation (as formerly awarded under the terms and conditions of the InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan, the “2013 Plan”) with best practices. The main changes are listed below:

•	Disconnected long-term incentive compensation from short-term Company performance by making 100% of the annual conditional performance share awards to our Executive Director subject to relative total shareholder return (“TSR”) performance only.

•	Extended the relative TSR performance period from two to three years.

•	Changed the way performance is measured, moving from measuring the Company’s TSR performance against the performance of the S&P SmallCap 600 Index, to measuring our TSR performance against the TSR performance of the constituents of the S&P SmallCap 600, based on a percentile ranking approach. Given the unique nature of our business and the number of direct peers in our industry, we consider the S&P SmallCap 600 to be the appropriate comparator group.

•	The value of the award at target was not changed. The maximum pay-out opportunity was increased from 150% to 175% of the at target award as the result of the plan amendment, and this award adjustment is a consequence of longer and more rigorous performance conditions.

The 2017 Plan has a four-year vesting period with no additional holding requirements. The Compensation Committee carefully considered whether implementation of a holding period or stock ownership requirement was appropriate at the time of the adoption of the plan. Considering that our Executive Director has a substantial personal shareholding in the Company’s shares, the Committee decided that such provisions are not currently necessary. The Board and the Compensation Committee are constantly striving to ensure strong alignment of our Executive Director’s interests with long-term shareholder value throughout his employment with the Company and will keep this matter under regular review.

The 2017 Plan does not increase the total number of shares that may be granted to the Executive Director, but rather the 2017 Plan will share in the same share pool that remains available for grant under the 2013 Plan.

The terms and conditions of the 2017 Plan not only apply to the 2017 conditional performance share award and future awards to our Executive Director, but also retroactively to shares from the conditional performance share awards made to the Executive Director in 2015 and 2016, that were unvested at the time of the adoption of the 2017 Plan.

Pursuant to the 2017 Plan, performance shares are conditionally awarded on an annual basis at the beginning of each performance year. The annual at target value of the conditional performance share award to our Executive Director in 2015, 2016 and 2017 was 300% of base salary. The number of performance shares conditionally awarded per annum is determined by the annual at target value of the conditional award and the January average Company share price and USD/EUR exchange rate in the first performance year (conditional award year).

The conditional performance share award to the Executive Director is granted at target and subject to the Company’s TSR performance relative to the TSR performance of the constituents of the S&P Small Cap 600 over a three-year period. The three-year performance period runs from January 1 in the first performance year through December 31st in the third performance year. The basis for the performance achievement calculation is the average closing share price in the month of January in the first performance year, and the average closing share price in the month of December in the third performance year. Performance is measured based on a percentile ranking basis, with pay-outs in accordance with the performance/pay-out table below:

TSR Performance Categories (S&P SmallCap 600 Constituents)	Adjustment to the number of Performance Shares Conditionally Awarded
75th Percentile or greater	x 1.75
50th Percentile	x 1.00
25th Percentile	x 0.25
Less than 25th Percentile	x 0.00

For performance between percentile levels shown, pay-outs are linearly interpolated.

Subject to the relative TSR performance threshold being met, the performance shares will vest in two equal instalments. The first instalment (50% of the final performance share award) will vest upon approval at the Annual General Meeting in the year following the end of the three-year performance period. The second instalment (50% of the final performance share award) will vest on the fourth anniversary of the conditional award.

Upon a change of control AND (1) in the event the performance share plan or the individual award agreement is terminated, or (2) the management agreement between the Executive Director and the Company is terminated by the Company other than for cause, or (3) the Executive Director is offered a position which is a material demotion to the current position, all performance shares will vest immediately.

Upon retirement, permanent disability or death of the Executive Director, all outstanding and unvested portions of awards will be pro-rated for the period served during the performance period. The pro-rated number of shares will then be adjusted for relative TSR performance over the three-year performance period, and vest in accordance with the vesting schedule of the plan.

In the event the management agreement between the Executive Director and the Company is terminated for cause, all vested and unvested parts of awards made pursuant to the 2017 Plan will be forfeited immediately.

Potential Compensation Pay-Outs

The tables below summarise our Executive Director’s at target and maximum total direct compensation in 2015, 2016 and 2017 (amounts in €’000).

	2015 & 2016 Annual at target amounts		2017 Annual at target amounts
Base Salary	550		550
Car Allowance	40		40
STI: Cash Bonus	550	(100% of Base Salary)	605	(110% of Base Salary)
LTI: Performance Shares	1,650	(300% of Base Salary)*	1,650	(300% of Base Salary)
Total direct compensation	2,790		2,845

	2015 & 2016 Annual maximum amounts		2017 Annual maximum amounts
Base Salary	550		550
Car Allowance	40		40
STI: Cash Bonus	798	(145% of at target bonus)	877	(145% of at target bonus)
LTI: Performance Shares	2,887	(175% of at target award in # shares)*	2,887	(175% of at target award in # shares)
Total direct compensation	4,275		4,354

*	For the years 2015 and 2016, the tables provide the at target and maximum values at award date of the conditional performance share awards made in these years. Of the 68,639 performance shares that were conditionally awarded in 2015, 38,286 shares from this award have vested following the initial adjustment in 2016 of the number of performance shares (in accordance with the terms and conditions of the previous long-term incentive plan), and shareholder approval at the 2016 Annual General Meeting. The unvested portion of 34,320 shares (50%) of the 2015 conditional performance share award is subject to the terms and conditions of the 2017 Plan. The 61,469 performance shares conditionally awarded in 2016 are all subject to the terms and conditions of the 2017 Plan.

In April 2017 the Board approved an increase of the Target Cash Bonus from 100% to 110% of annual base salary to align the cash bonus at target to common practice within our peer group, in accordance with our competitive positioning statement. There was no adjustment made to base salary.

The LTI values are the values at the date of award of the conditional performance share awards to the Executive Director. These values have been based on the number of shares awarded at target and at maximum pay-out of 175% of the number of shares awarded at target, using the Company share price and USD/EUR exchange rate on the date of the conditional award. These values do not take into account any appreciation or depreciation of the Company share price that may occur over the performance period.

The number of shares at target is derived from the annual at target LTI value of 300% of the Executive Director’s base salary, and the January averages of both the Company closing share price and the USD/EURO exchange rate in the conditional award year. The number of performance shares conditionally awarded in each of these award years are provided in the section below under “2015 – 2017 Long-Term Incentive Awards”.

Actual Short-Term Incentive Pay-Outs: 2015 Achievement Against Target

In 2015, the Target Cash Bonus for our Executive Director was €550,000, or 100% of base salary, with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The table below sets out the performance targets set for 2015 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance	Pay-out (% of at target cash bonus)
Revenue (in million €)	40%	381.6	386.6	60%
Revenue Growth		12.0%	13.5%
Adjusted EBITDA Margin	40%	44.0%	44.3%	46%
Individual Performance Objectives	20%		Met	20%
Overall Performance Achievement %	100%			126.0%

Based on actual performance delivered in the performance year 2015, a bonus pay-out of €693,000 (126.0% of the Target Cash Bonus) was approved by the Board in February 2016. The cash bonus was paid upon Shareholder approval of the 2016 annual accounts at the Annual General Meeting in June 2017. The Revenue and the Adjusted EBITDA Margin targets were set for Revenue and Adjusted EBITDA based on the definition of these financial measures as set out in the Consolidated Financial Statements.

Actual Short-Term Incentive Pay-outs: 2016 Achievement Against target

In 2016, the Target Cash Bonus for our Executive Director was €550,000, or 100% of base salary, with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The table below sets out the performance targets set for 2016 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance	Pay-out (% of at target cash bonus)
Revenue (in million €)	40%	424.0	421.8	28.6%
Revenue Growth		9.7%	9.1%
Adjusted EBITDA Margin	40%	44.9%	45.3%	60%
Individual Performance Objectives	20%		Met	20%
Overall Performance Achievement %	100%			108.6%

Based on actual performance delivered in the performance year 2016, a bonus pay-out of €597,143 (108.6% of the Target Cash Bonus) was approved by the Board in February 2017. The cash bonus was paid upon Shareholder approval of the 2016 annual accounts at the Annual General Meeting in June 2017. The Revenue and the Adjusted EBITDA Margin targets were set for Revenue and Adjusted EBITDA based on the definition of these financial measures as set out in the Consolidated Financial Statements.

Actual Short-Term Incentive Pay-outs: 2017 Achievement Against target

In 2017, the Target Cash Bonus for our Executive Director was €605,000, or 110% of base salary, with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The table below sets out the performance targets set for 2017 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance	Pay-out (% of at target cash bonus)
Revenue (in million €)	40%	473.5	493.5	60.0%
Revenue Growth		12.3%	17.0%
Adjusted EBITDA Margin	40%	45.5%	45.0%	27.3%
Individual Performance Objectives	20%		115.0%	23.0%
Overall Performance Achievement %				110.3%

For 2017, the performance against the revenue and Adjusted EBITDA Margin target was calculated based on constant currency Current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the YTD average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. Reported revenue and Adjusted EBITDA Margin were €489.3 million and 45.2%, respectively.

Based on actual performance delivered in the performance year 2017, a bonus pay-out of €667,585 (110.3% of the Target Cash Bonus) was approved by the Board in April 2018. The cash bonus will be paid upon Shareholder approval of the 2017 annual accounts at the Annual General Meeting in 2018.

2015 – 2017 Long-Term Incentive Awards

The following table provides the number of performance shares conditionally awarded in 2015, 2016 and 2017 and the number of shares that would would potentially be awarded (subject to Board and Shareholder approval at the relevant Annual General Meeting) based on three-year relative TSR performance at the 25th, 50th, and 75th percentile performance of the constituents of the S&P SmallCap 600.

	# Performance shares conditionally awarded*		# Performance shares to be awarded based on relative TSR performance
Conditional award year			At 25th percentile	At 50% percentile	At 75th percentile
2015	34,320	**	8,580	34,320	60,060
2016***	61,469		15,367	61,469	107,571
2017***	46,808		11,702	46,808	81,914

*	Calculated based on the Company’s January average closing share price of $27.95 (2015), $29.16 (2016) and $37.42 (2017).
**	The unvested portion (50%) of the 2015 conditional performance share award of 68,639 performance shares. 38,286 shares from the 2015 award have already vested following the initial adjustment in 2016 of the number of performance shares (in accordance with the terms and conditions of the previous long-term incentive plan), and shareholder approval of the adjusted award at the Annual General Meeting in June 2016.
***	The final award determination of the performance shares conditionally awarded in 2016, will be determined early 2019, in accordance with the rules of the 2017 Plan. The final award determination of the performance shares conditionally awarded in 2017 will be determined early 2020. The final performance share awards for the award years 2016 and 2017 will be subject to Board approval and then shareholder approval at the Annual General Meetings in 2019 and 2020, respectively. Should the final relevant awards be approved, the shares will vest in two equal instalments. The first instalment (50% of the initial performance share award) will vest upon approval of the relevant Annual General Meeting, the second instalment (50% of the final performance share award) will vest on January 1st of the following year.

With retroactive effect, all performance shares from the conditional performance share awards made in 2015 and 2016 that were unvested at the time of the adoption of the 2017 Plan are deemed to have been awarded under the terms and conditions of the 2017 Plan.

With respect to the 34,320 unvested performance shares from the 2015 conditional performance share award, the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2015 through December 31, 2017 has been ranked at the 85th percentile.

The following table provides the Company’s three-year TSR performance and the three-year TSR performance of the constituents of the S&P SmallCap over the period January 1, 2015 through December 31, 2017.

Cumulative TSR*
S&P SmallCap 600
75th Percentile	74%
50th Percentile	32%
25th Percentile	-9%
INXN	105%

*	Starting price is the average closing share price in the month of January 2015, ending price is the average closing share price in the month of December 2017. Includes share price appreciation/depreciation, re-investment of dividends and the compounding effect of dividends paid on re-invested dividends, all over the relevant performance period.

Based on the Company’s actual three-year TSR performance relative to the three-year TSR performance of the constituents of S&P SmallCap 600 over the period January 1, 2015 through December 31, 2017 and the performance/pay-out table in the 2017 Plan, a final performance share award has been calculated of 60,060 shares and approved by the Board in April 2018. The final performance share award is subject to shareholder approval at the Annual General Meeting in 2018. Should the final performance share award be approved, the shares will vest in two equal instalments. The first instalment of 30,030 shares (50% of the final performance share award) will vest upon approval at the Annual General Meeting, the second instalment of 30,030 shares (50% of the final performance share award) will vest on January 1, 2019.

28	Events subsequent to the balance sheet date

On March 16, 2018 we entered into a €225.0 million unsecured subordinated revolving facility agreement (the “2018 Subordinated Revolving Facility Agreement”) by and among InterXion Holding N.V. (the “Company”), ABN AMRO Bank N.V. and Bank of America Merrill Lynch International Limited as arrangers and original lenders thereunder and ABN AMRO Bank N.V. as agent.

The 2018 Subordinated Revolving Facility Agreement has an initial maturity date of December 31, 2018, with the Company having the option to extend the maturity date up to and including December 31, 2019 in accordance with the terms of the 2018 Subordinated Revolving Facility Agreement. The 2018 Subordinated Revolving Facility Agreement initially bears interest at an annual rate equal to EURIBOR (subject to a zero percent floor) plus a margin of 3.00% per annum from the date of the 2018 Subordinated Revolving Facility Agreement, subject to a margin ratchet pursuant to which the margin may increase thereafter on certain specified dates and subject to a maximum margin of 4.50% per annum.

The Company also received, on March 1, 2018, the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement in relation to entering into the 2018 Subordinated Revolving Facility Agreement.

On February 20, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Senior Revolving Facility Agreement to waive, from the date of such consent becoming effective and up to, and including, May 1, 2018, the undertaking requiring certain material subsidiaries of the Company to accede to the 2013 Super Senior Revolving Facility Agreement as additional guarantors and, for the same period, to reduce the guarantor coverage threshold as a percentage of the group’s consolidated adjusted EBITDA (as more fully set out in the 2013 Super Senior Revolving Facility Agreement) from 85% to 80%. On April 19, 2018, the Company received the requisite consents from lenders under its 2013 Super Senior Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018

On February 19, 2018 the Company also received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the date by which certain subsidiaries of the Company are required to accede to the 2017 Senior Secured Revolving Facility Agreement as guarantors to April 30, 2018. On April 20, 2018, the Company received the requisite consents from lenders under its 2017 Senior Secured Revolving Facility Agreement to extend the foregoing waivers, up to, and including, July 31, 2018.

29	Correction of errors

During the preparation of the 2017 consolidated financial statements, the Company became aware that the share-based payment expenses have not been properly recognized in accordance with IFRS 2, resulting in an understatement of such expenses in its Consolidated Financial Statements since 2014. The errors have been corrected by restating each of the affected financial statement line items for prior periods, which corrections have been assessed to be immaterial to each of those prior periods. The following tables summarize the impacts on the Company’s Consolidated Financial Statements.

Consolidated statement of financial position

January 1, 2015	Impact of correction of error
	(€’000)
	As previously reported	Adjustments	As corrected
Total assets	1,173,103	—	1,173,103
Total liabilities	736,958	—	736,958
Share premium	495,109	634	495,743
Accumulated profit/(deficit)	(76,089)	(634)	(76,723)
Others	17,125	—	17,125
Total Shareholder’s equity	436,145	—	436,145

December 31, 2015	Impact of correction of error
	(€’000)
	As previously reported	Adjustments	As corrected
Total assets	1,252,064	—	1,252,064
Total liabilities	744,647	—	744,647
Share premium	507,296	2,520	509,816
Accumulated profit/(deficit)	(27,523)	(2,520)	(30,043)
Others	27,644	—	27,644
Total Shareholder’s equity	507,417	—	507,417

December 31, 2016	Impact of correction of error
	(€’000)
	As previously reported	Adjustments	As corrected
Total assets	1,482,665	—	1,173,103
Total liabilities	933,896	—	736,958
Share premium	519,604	4,067	523,671
Accumulated profit/(deficit)	12,360	(4,067)	(8,293)
Others	16,805	—	17,125
Total Shareholder’s equity	548,769	—	436,145

Consolidated income statement and consolidated statement of comprehensive income

For the year ended December 31, 2015	Impact of correction of error
	(€’000)
	As previously reported	Adjustments	As corrected
General and administrative costs	(132,505)	(1,886)	(134,391)
Others	181,071	—	181,071
Net income	48,566	(1,886)	46,680
Other comprehensive income/(loss, net of tax	10,459	—	10,459
Total comprehensive income attributable to shareholders	59,025	(1,886)	57,139
Earnings per share attributable to shareholders
Basic earnings per share: (€)	0.70	(0.03)	0.67
Diluted earnings per share: (€)	0.69	(0.03)	0.66

For the year ended December 31, 2016	Impact of correction of error
	(€’000)
	As previously reported	Adjustments	As corrected
General and administrative costs	(137,010)	(1,547)	(138,557)
Others	181,071	—	181,071
Net income	39,883	(1,547)	38,336
Other comprehensive income/(loss), net of tax	(10,907)	—	(10,907)
Total comprehensive income attributable to shareholders	28,976	(1,547)	27,429
Earnings per share attributable to shareholders
Basic earnings per share: (€)	0.57	(0.03)	0.54
Diluted earnings per share: (€)	0.56	(0.02)	0.54

Key management compensation (Note 27)

For the year ended December 31, 2015	Impact of correction of error
	(€’000)
	As previously reported	Adjustments	As corrected
Short-term employee benefits (salaries and bonuses)	3,341	—	3,341
Post-employment benefits	43	—	43
Share-based payments	3,381	1,886	5,267
	6,765	1,886	8,651

For the year ended December 31, 2016	Impact of correction of error
	(€’000)
	As previously reported	Adjustments	As corrected
Short-term employee benefits (salaries and bonuses)	3,473	—	3,473
Post-employment benefits	74	—	74
Share-based payments	3,427	1,547	4,974
	6,974	1,547	8,521

There is no impact on the Company’s operating, investing or financing cash flows for the years ended December 31, 2015 and December 31, 2016.