Form 20-F
period 2018-12-31
InterXion Holding N.V.
filed 2019-04-30
CIK 1500866

As filed with the Securities and Exchange Commission on April 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

71,707,841 ordinary shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Non-IFRS Financial Measures

Included in this annual report are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable U.S. Securities and Exchange Commission (“SEC”) rules. These measures are as follows: (i) Adjusted EBITDA; (ii) Recurring revenue and (iii) Cash generated from operations.

Other companies may present Adjusted EBITDA, Recurring revenue and Cash generated from operations differently than we do. Each of these measures is not a measure of financial performance under IFRS and should not be considered as an alternative to Operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“Net income”) as an indicator of our operating performance or any other measure of performance implemented in accordance with IFRS.

We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•

Depreciation and amortization – property, plant and equipment and intangible assets (except goodwill) are depreciated and amortized on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognized as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to terminated and unused data center sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed, and for which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

For a reconciliation of Net income to Operating income and from Operating income to Adjusted EBITDA, see “Operating and Financial Review and Prospects—Results of operations” and “Operating and Financial Review and Prospects—Adjusted EBITDA”. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations under IFRS, nor are they meant to be predictive of future results under IFRS.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortized set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believes that the exclusion of these items provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

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

Supplemental information based on Non-IFRS Financial Measures and Additional Key Performance Indicators

Adjusted EBITDA, Recurring revenue and Cash generated from operations are all non-IFRS measures. Together with the additional key performance indicators listed above, Adjusted EBITDA, Recurring revenue and Cash generated from operations provide useful supplemental information to investors regarding our ongoing operational performance because these measures help us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of Net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our €300.0 million unsecured multi-currency revolving credit facility (the “Revolving Facility”) and our €1,200.0 million 4.75% Senior Notes due 2025 (the “Senior Notes”).

Adjusted EBITDA, Recurring revenue, Cash generated from operations and our other key performance indicators listed above may not be indicative of our historical results of operations under IFRS, nor are they meant to be predictive of future results under IFRS.

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

Solely for convenience, this annual report contains translation of certain euro amounts into U.S. dollars based on the noon buying rate of €1.00 to U.S. $1.1456 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2018. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information”.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

For the identity of Directors and Senior Management reference is made to “Item 6: Directors, Senior Management and Employees”. Identification of Auditors and Advisers is not applicable for this Form 20-F.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The following selected financial data as of and for the years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2015 and December 31, 2014 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements included in this annual report have been prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board and have been audited by KPMG Accountants N.V., an independent registered public accounting firm.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

	Year ended December 31,	Year ended December 31,
	2018(1)	2018	2017	2016	2015	2014
	(U.S. $’000, except per share amounts and number of shares in thousands)	(€’000, except per share amounts and number of shares in thousands)
Income statement data
Revenue	643,543	561,752	489,302	421,788	386,560	340,624
Cost of sales	(251,416)	(219,462)	(190,471)	(162,568)	(151,613)	(139,075)
Gross profit	392,127	342,290	298,831	259,220	234,947	201,549
Other income	99	86	97	333	21,288	271
Sales and marketing costs	(41,807)	(36,494)	(33,465)	(29,941)	(28,217)	(24,551)
General and administrative costs	(222,986)	(194,646)	(167,190)	(138,557)	(134,391)	(99,518)
Operating income	127,433	111,236	98,273	91,055	93,627	77,751
Net finance expense	(70,779)	(61,784)	(44,367)	(36,269)	(29,022)	(27,876)
Profit before taxation	56,654	49,452	53,906	54,786	64,605	49,875
Income tax expense	(21,003)	(18,334)	(14,839)	(16,450)	(17,925)	(15,449)
Net income	35,651	31,118	39,067	38,336	46,680	34,426
Basic earnings per share	0.50	0.43	0.55	0.54	0.67	0.50
Diluted earnings per share	0.49	0.43	0.55	0.54	0.66	0.49
Number of shares(2)	71,708	71,708	71,415	70,603	69,919	69,317
Weighted average number of shares for Basic earnings per share(3)	71,562	71,562	71,089	70,349	69,579	69,048
Weighted average number of shares for Diluted earnings per share(3)	72,056	72,056	71,521	71,213	70,474	69,922

Notes

	Year ended December 31,	Year ended December 31,
	2018(1)	2018	2017	2016	2015	2014
	(U.S. $’000)	(€’000)
Cash flow statement data
Net cash flows from/(used in) operating activities	188,857	164,854	155,246	139,397	127,070	104,418
Net cash flows from/(used in) investing activities	(534,425)	(466,503)	(335,620)	(251,400)	(187,505)	(219,135)
Net cash flows from/(used in) financing activities	514,923	449,479	104,597	173,959	18,190	167,628
Capital expenditure including intangibles(4)	(516,870)	(451,179)	(256,015)	(250,878)	(192,636)	(216,277)

	Year ended December 31,	Year ended December 31,
	2018(1)	2018	2017(i)	2016(i)	2015(i)	2014(i)
	(U.S. $’000)	(€’000)
Balance sheet data
Trade and other current assets	235,550	205,613	179,786	147,821	141,936	122,814
Cash and cash equivalents	213,185	186,090	38,484	115,893	53,686	94,637
Current assets	448,735	391,703	218,270	263,714	195,622	217,451
Non-current assets	2,143,247	1,870,851	1,483,801	1,218,951	1,056,442	955,652
Total assets	2,591,982	2,262,554	1,702,071	1,482,665	1,252,064	1,173,103
Current liabilities	356,731	311,392	344,909	188,609	171,868	175,731
Non-current liabilities	1,509,605	1,317,742	767,501	752,570	581,162	569,166
Total liabilities	1,866,336	1,629,134	1,112,410	941,179	753,030	744,897
Shareholders’ equity	725,646	633,420	589,661	541,486	499,034	428,206
Total liabilities and shareholders’ equity	2,591,982	2,262,554	1,702,071	1,482,665	1,252,064	1,173,103

Notes:

(1)

The “Income statement data”, “Cash flow statement data” and “Balance sheet data” as of and for the year ended December 31, 2018 have been translated into U.S. dollars for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2018, for euros into U.S. dollars at €1.00 = U.S. $1.1456. See “Exchange Rate Information” for additional information.

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

(i)

Certain figures as of December 31, 2017, 2016, 2015 and 2014 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of our 2018 consolidated financial statements, starting on page F-1.

Exchange Rate Information

We publish our financial statements in euros. The conversion of euros into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rates of euros into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of euros as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euros to U.S. dollars and from U.S. dollars to euros in this annual report were made at a rate of €1.00 to U.S. $1.1456, the noon buying rate in effect as of December 31, 2018. We make no representation that any euro or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euros, as the case may be, at any particular rate or at all.

Risk Factors

In addition to the other information contained in this annual report on Form 20-F, you should carefully consider the following risk factors. If any of the possible events described below occurs, our business, financial condition, results of operations or prospects could be materially and adversely affected. The risks and uncertainties below are those known to us and that we currently believe may materially affect us.

Risks Related to our Business

We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason.

Our operating expenses primarily consist of personnel, power and property costs. Personnel and property costs cannot be easily reduced in the short term. Therefore, we are unlikely to be able to reduce significantly our expenses in response to a slowdown in demand for our services or any decrease in revenue. The terms of our leases with landlords for facilities that serve as data centers are typically for a minimum period of 10 to 15 years (excluding our extension options) and do not provide us with an early termination right, while our colocation contracts with customers are initially typically for only three to five years. As of December 31, 2018, 41% of our Monthly recurring revenue was generated by contracts with terms of one year or less remaining. Our personnel costs are fixed due to our contracts with our employees having set notice periods and local law limitations in relation to the termination of employment contracts. In respect of our power costs, there is a minimum level of power required to keep our data centers running irrespective of the number of customers using them so our power costs may exceed the amount of revenue derived from power. We could have higher than expected levels of unused capacity in our data centers if, among other things:

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

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped space as we have grown our business. In the year ended December 31, 2018 we invested €451.2 million in both property, plant and equipment (€439.8 million) and intangible assets (€11.4 million). In the year ended December 31, 2017 we invested €256.0 million in both property, plant and equipment (€247.2 million) and intangible assets (€8.8 million, excluding acquisition goodwill). Investments in property, plant and equipment includes expansion, upgrade, maintenance and general administrative IT equipment. Investments in intangible assets include power grid rights and software development.

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

We currently hold title to the AMS3, AMS6, AMS9, AMS11, BRU1, CPH2, DUB3, FRA8, FRA10, FRA11, FRA13, FRA14, MRS1, PAR3, PAR5, and VIE properties, freehold land for AMS10, CPH3, FRA15, MAD3 and ZUR2, and additional properties for future sites. We exercised certain purchase options and agreed to purchase the PAR7 freehold land, on which we own the PAR7 data center and the AMS7 freehold land and properties. The PAR7 land and the AMS7 land and properties were until December 31, 2018 reported as financial leases. In accordance with IFRS 16, which went into effect on January 1, 2019, both PAR7 and AMS7 are now and will continue to be reported as leases until the acquisitions are completed. See Note 3 “Significant accounting policies—New standards and interpretations not yet adopted” of our 2018 consolidated financial statements for more details about IFRS 16.

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

Further, the growth of the European data center market has encouraged new, larger companies to consider entering the market, in particular those from the United States who are active in this sector. This growth and other factors have also led to increasing alliances and consolidation. For example, as a result of the acquisition of Zenium by CyrusOne in 2018, we may be subject to increased competition and face a shift in the competitive landscape. In addition, many of these companies may have significantly greater financial, marketing and other resources than we do. Some of our competitors may be willing to, and due to greater financial resources, may be better able to adopt aggressive pricing policies, including the provision of discounted data center services as an encouragement for customers to utilize their other services. Certain of our competitors may also provide our target customers with additional benefits, including bundled communications services, and may do so in a manner that is more attractive to potential customers than obtaining space in our data centers.

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

The majority of our initial customer contracts are entered into on a fixed term basis for periods from three to five years, which, unless terminated in advance, are automatically renewed for subsequent one-year periods. See Item 4 “Information on the Company—Customer Contracts”. As of December 31, 2018, 41% of our Monthly recurring revenue was generated by contracts with terms of one year or less remaining. Consequently, a large part of our customer base could either terminate their contracts with us at relatively short notice, or seek to re-negotiate the pricing of such contracts downwards, which, if either were to occur, would have a material adverse effect on our business, financial condition and results of operations.

Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

As of December 31, 2018, we had €4.9 million of recognized net deferred tax assets and no unrecognized net deferred tax assets. We cannot assure you that we will generate sufficient profit in the relevant jurisdictions to utilize these deferred tax assets fully or that the tax loss availability will not expire before we have been able to fully utilize them. In addition, applicable law could change in one or more jurisdictions in which we have deferred tax assets, rendering such assets unusable. Either such event would cause us to pay taxes in greater amounts than would otherwise occur, which may have a material adverse effect on our results of operations.

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

We depend on the ongoing service of our personnel and executive committee and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.

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

Our future performance also depends to a significant degree upon the continued contributions of our executive committee. The loss of any member of our executive committee could significantly harm us. To the extent that the services of members of our executive committee would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our Company. There can be no assurance that we would be able to locate or employ such personnel on acceptable terms or on a timely basis.

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

In addition, we can provide no assurance that our IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has risen as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. For example, in December 2015, we became aware that we suffered a breach in our IT security. This resulted in a temporary and localized compromise of the credentials to our customer relationship management (“CRM”) system which allowed unauthorized access to some customer and prospective customer contact details. No financial, personal or other sensitive customer data was accessed, or is stored within this system. This incident only affected our CRM system and did not impact or involve any of the data centers or services that we provide. Upon learning of this incident, we collaborated with our CRM supplier and have worked closely with our security team to ensure that all CRM information is secure. However, any third-party intrusions, viruses, hacker attacks, information or data theft or similar threats against us and our IT systems may have a material adverse effect on our business, financial condition and results of operations.

We face risks relating to foreign currency exchange rate fluctuations.

Our reporting currency for purposes of our financial statements is the euro. We also, however, earn revenues and incur operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner, Swedish kronor and U.S. dollars. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage the risk of our foreign currency exposure.

The lingering effects of the European debt crisis or any future slowdown in global economies may have an impact on our business and financial condition in ways that we cannot currently predict.

Any delays in the recovery of the global financial markets from the European debt crisis or future global or regional economic instability could have an adverse effect on our business and our financial condition. If the ongoing recovery stalls or if market conditions weaken or become more unstable, some of our customers may have difficulty paying us and we may experience increased churn in our customer base. Our sales cycle could also lengthen as customers slow spending, or delay decision-making, on our services, which could adversely affect our revenue growth. Finally, we could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers.

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

We operate data centers across a number of markets in the European Union, including the United Kingdom. On March 29, 2017, the British Prime Minister delivered a notice to the European Council pursuant to Article 50 of the Treaty of the European Union to initiate the formal process of withdrawal from the European Union. The Article 50 notice started a two-year period for the United Kingdom to negotiate the terms of its exit from the European Union, although this period can be extended with the unanimous agreement of the European Council. Although negotiations between the United Kingdom and the European Union began in June 2017, as of the date of this annual report, the final withdrawal agreement has not been agreed and ratified by the United Kingdom and the European Union Member States. Moreover, uncertainty was exacerbated by the lack of a decisive majority following the general elections in the United Kingdom in June 2017, the failure of the United Kingdom’s House of Commons to accept a draft withdrawal agreement in January and March 2019 and the extension of the negotiation period until October 31, 2019. Until the United Kingdom officially exits the European Union, the laws and regulations of the European Union will continue to apply, and changes to the application of these laws and regulations are likely to occur during negotiations.

This development has had, and may continue to have, a material adverse effect on global economic conditions and the stability of global financial markets and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates, and credit ratings may be especially subject to increased market volatility. Lack of clarity about future laws and regulations as the United Kingdom determines which European Union laws to replace or replicate upon withdrawal could depress economic activity and restrict our access to capital in the United Kingdom. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms, barrier-free access between the United Kingdom and other European Union member states could be diminished or eliminated. This may impact our ability to freely move staff and equipment, and it may impact the cost associated with cross-border business, for example, by the re-introduction of import duties. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations.

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

•	the possibility that there will not be sufficient customer demand to realize expected returns on these transactions.

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

We focus on the development of communities of interest within customer industry segments and the attraction of magnetic customers. Our failure to attract, grow and retain these communities of interest could harm our business and operating results.

Our ability to maximize revenue growth depends on our ability to develop and grow communities of interest within our target customer industry segments such as Connectivity Providers, Platform Providers and Enterprises. Within each community, there are certain customers, which we consider to be magnetic customers as we believe they make it attractive to other customers to be in our data centers. Our ability to attract magnetic customers to our data centers will depend on a variety of factors, including the presence of multiple carriers, the mix of our offerings, the overall mix of customers, the presence of other magnetic customers, the data center’s operating reliability and security and our ability to effectively market our offerings. We may not be able to attract magnetic customers and therefore may be unsuccessful in the development of our communities of interest. This may hinder the development, growth and retention of customer communities of interest and adversely affect our business, financial condition and results of operations.

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

We have a significant amount of debt and may incur additional debt to support our growth. As of December 31, 2018, our total indebtedness was approximately €1,290.1 million, our stockholders’ equity was €633.4 million, and our cash and cash equivalents totaled €186.1 million. Our substantial amount of debt could have important consequences. For example, it could:

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

We cannot assure you that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including our outstanding Senior Notes, and future borrowings under our Revolving Facility, or to fund our other liquidity needs. See Item 5 “Operating and Financial Review and Prospects”.

If our future cash flows from operations and other capital resources (including future borrowings under our Revolving Facility) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities and capital expenditures;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, including the Senior Notes, on or before maturity.

We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Revolving Facility and the Senior Notes, limit, and any future debt may limit, our ability to pursue any of these alternatives.

We may need to refinance our outstanding debt.

We may need to refinance a portion of our outstanding debt as it matures, such as mortgages with quarterly repayment schedules and the Senior Notes. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could materially adversely affect our financial condition, cash flows and results of operations.

If we increase our indebtedness by borrowing under the Revolving Facility or incur other new indebtedness, the risks described above would increase.

We are subject to restrictive debt covenants, which limit our operating flexibility.

Our Revolving Facility and the Indenture (as defined herein) governing the Senior Notes contain covenants which impose significant restrictions on the way we and our subsidiaries operate, including but not limited to (as applicable), restrictions on the ability to:

•	create certain liens;

•	incur debt and/or guarantees;

•	sell certain kinds of assets;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidate or sell assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

Our Revolving Facility Agreement (as defined below) requires us to maintain a specified financial ratio (subject to the aggregate base currency amount of the outstanding loans (excluding any non-cash ancillary outstandings and any non-cash utilizations exceeding 35% of the total commitments thereunder on the applicable quarter date (the “Test Condition”)). The restrictive covenants in our Revolving Facility Agreement and Indenture governing the Senior Notes are subject to customary exceptions including, in relation to the incurrence of certain additional debt, a consolidated fixed charge coverage ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) of at least 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

Our ability to meet this and other covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet or satisfy such covenants. In the event of a default under the Revolving Facility Agreement, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Notes, may as a result also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances or to the extent we pay such debts, we may not have sufficient cash to fund our working capital expenditure needs.

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

From January 1, 2018, to December 31, 2018, the closing sale price of our common stock on the New York Stock Exchange (the “NYSE”) ranged from $51.22 to $68.75 per share. The market price for our shares is likely to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares, including those issued pursuant to employee incentive schemes, the market price of our ordinary shares could be adversely impacted. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and price we deem appropriate. The ordinary shares offered in our initial public offering were eligible for immediate resale in the public market without restrictions. Shares previously held by our existing shareholders may also be sold in the public market in the future if registered under the Securities Act of 1933, as amended (the “Securities Act”), or if such shares qualify for an exemption from registration, including by reason of Rules 144 or 701 under the Securities Act. Additionally, we intend to register all of our ordinary shares that we may issue under our employee stock ownership plans. Once we register those shares, they can be freely sold in the public market upon issuance, unless pursuant to their terms these stock awards have transfer restrictions attached to them.

You may not be able to exercise pre-emptive rights.

Prior to December 29, 2016, and pursuant to our articles of association, our Board of Directors (as defined herein), for a period of 18 months that lasted until December 29, 2016, had the power to (a) limit or exclude pre-emptive rights in respect of any issue and/or (b) grant rights to subscribe for ordinary shares. As of June 29, 2018, our Board of Directors, for a period of 18 months, from June 29, 2018 onwards, has the power to grant rights to subscribe for (i) up to 2,441,601 ordinary shares for the purpose of our employee incentive schemes and (ii) shares representing up to 10% of our issued share capital for general corporate purposes. To the extent any such shares are granted, they will not include pre-emptive rights for the benefit of shareholders. As a result, we may issue additional shares while excluding any pre-emptive rights. If we issue additional shares without pre-emptive rights, your ownership interests in our Company would be diluted and this in turn could have a material adverse effect on the price of our shares.

We may need additional capital and may sell additional ordinary shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or utilize our existing Revolving Facility or obtain a new credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would limit our ability to pay dividends or require us to seek consents for the payment of dividends, increase our vulnerability to general adverse economic and industry conditions, limit our ability to pursue our business strategies, require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs, and limit our flexibility in planning for, or reacting to, changes in our business and our industry. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have never paid, do not currently intend to pay and may not be able to pay any dividends on our ordinary shares.

We have never declared or paid any dividends on our ordinary shares and currently do not plan to declare dividends on our ordinary shares in the foreseeable future. If we were to choose to declare dividends in the future, the payment of cash dividends on our shares may be restricted under the terms of the agreements governing our indebtedness. In addition, because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our and our subsidiaries’ indebtedness. In that regard, our wholly-owned subsidiaries are limited in their ability to pay dividends or otherwise make distributions to us. Under Dutch law, we may only pay dividends out of profits as shown in our adopted statutory annual accounts. We will only be able to declare and pay dividends to the extent our equity exceeds the sum of the paid and called up portion of our ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law and our articles of association. Our Board of Directors will have the discretion to determine to what extent profits shall be retained by way of a reserve. Appropriation and distribution of dividends will be subject to the approval of our general meeting of shareholders. Our Board of Directors, in determining to what extent profits shall be retained by way of a reserve, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant.

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

In addition, the rights of holders of ordinary shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company. See Item 10 “Additional Information—General—Articles of Association and Dutch Law”.

The provisions of Dutch corporate law and our articles of association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Board of Directors. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of our Board of Directors than if we were incorporated in the United States. See Item 10 “Additional Information—General—Articles of Association and Dutch Law”.

We are a foreign private issuer and, as a result, and as permitted by the listing requirements of the NYSE, we may rely on certain home country governance practices rather than the corporate governance requirements of the NYSE.

Many of the corporate governance rules of the NYSE do not apply to us as a “foreign private issuer”; however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While we believe that our corporate governance practices are similar in many respects to those of U.S. NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE rules, there have in the past been certain differences.

Because of the exemptions available to us as a foreign private issuer, we cannot assure you that we will comply with all of the NYSE corporate governance rules in the future. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers. For an overview of our corporate governance principles, see Item 16G “Corporate Governance”.

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

As a listed public company, we incur additional legal, accounting, insurance and other expenses than we would have incurred as a private company. We incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act and related rules implemented by the SEC and the NYSE have imposed increased regulation and required enhanced corporate governance practices for public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. We also expect these new rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

Any failure or weakness in our internal controls could materially and adversely affect our financial condition, results of operation and our stock price.

As described in Item 15 “Controls and Procedures,” upon an evaluation of the effectiveness of the design and operation of our internal control over financial reporting conducted as of December 31, 2018, we concluded that there was a material weakness such that our internal control over financial reporting was not effective as of December 31, 2018. We also in the past identified a material weakness such that our internal control over financial reporting as of the December 31, 2017 was not effective. However, the previous material weakness was remediated as of December 31, 2018.

Although we have been actively engaged in the development and implementation of remediation plans to address the material weakness as of December 31, 2018 and continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal control over financial reporting, we cannot assure you that we will not discover one or more additional weaknesses in our internal control over financial reporting. Any such weakness or failure to remediate any existing or future weakness could materially and adversely affect our business and operating results as well as our ability to accurately report our financial condition and results of operations in a timely manner. Furthermore, the price of our stock may be adversely affected by related negative market reactions to any such weakness.

ITEM 4: INFORMATION ON THE COMPANY

Overview

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support over 2,000 customers through 51 data centers (as of December 31, 2018) in 11 countries, enabling them to create value by housing, protecting and connecting their most valuable content and applications. We enable our customers to connect to a broad range of telecommunications carriers, cloud platforms, internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data between our customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud neutral colocation services includes space, power, cooling, connectivity and a physically secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connect, data backup and storage.

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

Disciplined Expansion and Prudent Financial Management

We plan to invest in our data center capacity while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We plan to build larger data centers and secure land banks in anticipation of future demand, as providing line of sight to our long-term expansion plans is increasingly important to our largest customers. In order to reduce risk and improve our return on capital to meet our target internal rates of return, we manage the timing and scale of our capital expenditure obligations by phasing our expansions. Finally, we will continue to manage our capital deployment and financial management decisions based on adhering to our target internal rate of return on new expansions and target leverage ratios. For a description of past and current capital expenditure, see Item 5 “Operating and Financial Review and Prospects”.

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

Cross Connect

We install and manage physical connections running from our customers’ equipment to the equipment of our telecommunications carriers, internet service providers and Internet exchange customers, as well as to other customers. Cross connects are physically secured in dedicated Meet-Me rooms. Our staff test and install cables and patches and maintain cable trays and patch panels according to industry best practice.

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

Customers

We categorize our customers into three business segments: Connectivity Providers (including Telecom Operators, Internet Service Providers and Content Delivery Networks), Platform Providers (including Content and Cloud Providers) and Enterprises (including both Direct Enterprise customers and those served through IT Service Providers). We have over 2,000 customers. The majority of our customers have entered into contracts with us for an initial three to five-year term, which are typically renewed automatically for successive one-year periods.

In the year ended December 31, 2018, 38% of our Monthly recurring revenue came from our top 20 customers, 29% from our top 10 customers and 13% from one customer, which is a Fortune 50 company.

The following table sets forth some of our representative customers by segment:

Connectivity Providers	Platform Providers (Content)	Enterprises (IT Service Providers)
Akamai	Bamtech	Atos
Limelight Networks	Fox	CapGemini
AT&T	Netflix	Cognizant
BT	Perform	DXC Technology
China Telecom	Riot Games	Evry
China Unicom	Rubicon Project	Fujitsu
Cogent	Yahoo	IBM
Colt		NNIT
De-CIX
Deutsche Telecom	Platform Providers (Cloud)	Enterprises (Direct)
Sprint	Amazon Web Services	AC Hotels
Tata	Barracuda	Bombardier
Telefonica	Cisco	Brunswick
TIM	Cloudgermany.de	Sephora
Verizon	Digital Ocean	Heidelberg Cement
Vodafone	Microsoft Azure	Konica Minolta
Zayo	Oracle	Merger Market
	Salesforce	Saint Gobain
	IBM Softlayer	RBC Capital Markets
	Tencent	Barclays
	VMware	Citigroup
	Zenlayer	Credit Suisse
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

Customer Contracts

Our customers typically sign contracts for the provision of colocation space, together with basic service-level agreements that provide for support services and other managed services. Unless customers notify us of their intention to terminate, which is normally 90 days before the end of the contract period, colocation contracts (a majority of which have an initial term of three to five years) renew automatically for successive one-year periods. Where it is beneficial to us, however, we will seek to re-negotiate and re-sign with a customer (generally for a minimum one-year period), before the contract expires. Our contracts generally allow us the option to increase prices in accordance with each jurisdiction’s local price indices, and we are generally able to adjust the amount charged for power at any time, and as frequently as necessary, during the life of the contract to account for any increases in the costs we are charged for power by our suppliers or government surcharges.

Contracts for colocation services are priced on the basis of a monthly recurring fee that reflects charges for space, cooling, power used in the common parts of the data center, power “plugs”, and metered power usage, with related infrastructure and implementation costs included in an initial set-up fee. Clients have two options on power usage: (i) to pay in advance (typically included in the total cabinet price), for power usage in “plugs”, which are contractually defined amounts of power per month and for which the customer must pay in full, regardless of how much power is actually used; or (ii) to pay for their actual power usage in arrears on a metered basis. The power-plug option is usually sold in shared areas of our data centers where customers pay per cabinet. The metered power usage option is usually sold to customers that take dedicated space such as a cage, suite or private room, for which they are charged on a per square meter basis.

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

New customer contracts that we enter into provide that in the event of a power outage or other equivalent service level agreement breach (for example, repeatedly crossing a temperature or humidity benchmark), the customer will receive a service credit in the form of a reduction in its next service fee payment; the credit is on a sliding scale to reflect the seriousness of the breach. Our customer contracts generally exclude liability for consequential or indirect loss suffered as a result of a service level agreement breach and for force majeure. Historically, service credit payments under our service level agreements have been minimal.

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

Employees

As of December 31, 2018, we had a total of 768 employees (excluding contractors and interim staff) (as of December 31, 2017: 658; as of December 31, 2016: 600), of which 474 worked in operations and support, 153 in sales and marketing and 141 in general and administrative roles. Of our employees, 559 were employed by our operating companies and 209 worked from our headquarters near Amsterdam or from our corporate offices in London. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees is subject to collective bargaining agreements.

Capital expenditure

During 2018, we invested €451.2 million in the business. Of this capital expenditure, 93%, or €420.0 million, was invested in discretionary expansion and upgrade projects resulting in four new data centers and numerous other expansions across our footprint, together with an expansion in our land bank to provide for future growth. Around 70% of overall capital expenditure was deployed in the Big 4 countries.

Expansions that were ongoing as of December 31, 2018, included, among others, 12,600 square meters of Maximum equippable space in Germany, 9,500 square meters of Maximum equippable space in The Netherlands, 6,300 square meters of Maximum equippable space in France, 3,900 square meters of Maximum equippable space in Switzerland, 2,500 square meters of Maximum equippable space in Spain, 2,000 square meters of Maximum equippable space in Austria, and 1,800 square meters of Maximum equippable space in the United Kingdom.

Leases

We hold title to certain of our properties and lease the remainder. We exercised certain purchase options and agreed to purchase the PAR7 and AMS7 properties, which we until December 31, 2018 reported as financial leases. In accordance with IFRS 16, which went into effect on January 1, 2019, both PAR7 and AMS7 are now and will continue to be reported as leases until the acquisitions are completed. For the other leased properties in which our data centers are located, we generally seek to secure 20- to 25-year leases. See Note 3 “Significant accounting policies—New standards and interpretations not yet adopted” of our 2018 consolidated financial statements for more details about IFRS 16.

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

Data Center Operations

We had 51 carrier and cloud neutral colocation data centers in operation, in 13 metropolitan areas in 11 countries. The open phases of these data centers represent approximately 150,400 square meters of Maximum equippable space (as of December 31, 2018).

Our data centers are all located in Europe and all our revenues are generated in Europe. For more information on the geographic breakdown of our revenues, see Note 5 of our 2018 consolidated financial statements, included elsewhere herein.

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

The key characteristics of our operational data centers are as follows:

Country	Location	Ready for service Quarter	Maximum equippable space as of December 31, 2018
			Square meters
Austria	Vienna-1	Third Quarter, 2000	4,700
Austria	Vienna-2	Fourth Quarter, 2014	6,500
Belgium	Brussels-1	Third Quarter, 2000	5,100
Belgium(1)	Brussels-2	First Quarter, 2018	1,100
Denmark	Copenhagen-1	Third Quarter, 2000	3,700
Denmark(2)	Copenhagen-2	Second Quarter, 2016	2,000
France	Marseille-1	Third Quarter, 2014	6,400
France(3)	Marseille-2	Third Quarter, 2017	900
France	Paris-1	First Quarter, 2000	1,400
France	Paris-2	Third Quarter, 2001	2,900
France	Paris-3	Third Quarter, 2007	1,900
France	Paris-4	Third Quarter, 2007	1,300
France	Paris-5	Fourth Quarter, 2009	4,000
France	Paris-6	Third Quarter, 2009	1,300
France(4)	Paris-7	Second Quarter, 2012	8,800
Germany	Dusseldorf-1	Second Quarter, 2000	3,300
Germany	Dusseldorf-2	Fourth Quarter, 2015	1,200
Germany	Frankfurt-1	First Quarter, 1999	500
Germany	Frankfurt-2	Fourth Quarter, 1999	1,100
Germany	Frankfurt-3	First Quarter, 2000	2,200
Germany	Frankfurt-4	First Quarter, 2001	1,400
Germany	Frankfurt-5	Third Quarter, 2008	1,700
Germany(5)	Frankfurt-6	Second Quarter, 2010	2,600
Germany	Frankfurt-7	First Quarter, 2012	1,500
Germany	Frankfurt-8	Second Quarter, 2014	3,700
Germany	Frankfurt-9	First Quarter, 2014	800

Country	Location	Ready for service Quarter	Maximum equippable space as of December 31, 2018
			Square meters
Germany	Frankfurt-10	First Quarter, 2016	4,800
Germany(6)	Frankfurt-11	Fourth Quarter, 2017	4,800
Germany	Frankfurt-12	Third Quarter, 2017	1,100
Germany(7)	Frankfurt-13	Third Quarter, 2018	4,900
Ireland	Dublin-1	Second Quarter, 2001	1,100
Ireland	Dublin-2	First Quarter, 2010	2,300
Ireland(8)	Dublin-3	Fourth Quarter, 2016	2,300
The Netherlands	Amsterdam- 1	First Quarter, 1998	600
The Netherlands	Amsterdam- 2	First Quarter, 1999	—
The Netherlands	Amsterdam- 3	Fourth Quarter, 1999	3,000
The Netherlands	Amsterdam- 4	Fourth Quarter, 2000	—
The Netherlands	Amsterdam- 5	Fourth Quarter, 2008	4,300
The Netherlands	Amsterdam- 6	Third Quarter, 2012	4,400
The Netherlands	Amsterdam- 7	First Quarter, 2014	7,600
The Netherlands(9)	Amsterdam- 8	Fourth Quarter, 2016	8,200
The Netherlands(10)	Amsterdam- 9	First Quarter, 2017	2,800
Spain	Madrid-1	Third Quarter, 2000	4,000
Spain	Madrid-2	Fourth Quarter, 2012	1,700
Sweden	Stockholm-1	Third Quarter, 2000	1,900
Sweden	Stockholm-2	Second Quarter, 2013	1,200
Sweden	Stockholm-3	Third Quarter, 2014	900
Sweden	Stockholm-4	Second Quarter, 2015	1,100
Sweden(11)	Stockholm-5	Second Quarter, 2017	900
Switzerland(12)	Zurich-1	Fourth Quarter, 2000	7,600
UK	London-1	Third Quarter, 2000	5,400
UK	London-2	Third Quarter, 2012	1,500
Total			150,400

Notes to provide background on increases compared to prior year:

(1)	Brussels-2 Maximum equippable space increased by 1,100 square meters as a result of an acquisition (BRU2- January 2018).
(2)	Copenhagen-2 Maximum equippable space increased by 900 square meters as a result of new expansions (CPH2.3 - April 2018, CPH2.4 - June 2018).
(3)	Marseille-2 Maximum equippable space increased by 700 square meters as a result of new expansions (MRS2.2 - June 2018).

(4)	Paris-7 Maximum equippable space increased by 2,000 square meters as a result of a new expansion (PAR7.2B+ - March 2018, PAR7.C - November 2018).
(5)	Frankfurt-6 Maximum equippable space increased by 400 square meters as a result of a new expansion (FRA6.6A - July 2018, FRA6.6B-6C - October 2018).
(6)	Frankfurt-11 Maximum equippable space increased by 2,400 square meters as a result of a new expansion (FRA11.3, 11.4 - February 2018).
(7)	Frankfurt-13 Maximum equippable space increased by 4,900 square meters as a result of a new expansion (FRA13 - September 2018).
(8)	Dublin-3 Maximum equippable space increased by 1,100 square meters as a result of a new expansion (DUB3.3, 3.4 - June 2018).
(9)	Amsterdam-8 Maximum equippable space increased by 5,400 square meters as a result of a new expansion (AMS8.3-8.6 - September - December 2018).
(10)	Amsterdam-9 Maximum equippable space increased by 500 square meters as a result of a new expansion (AMS9.2 - September 2018).
(11)	Stockholm-5 Maximum equippable space increased by 400 square meters as a result of a new expansion (STO5.2 - March and June 2018).
(12)	Zurich-1 Maximum equippable space increased by 500 square meters as a result of converting storage space into customer room (ZUR1 - June and July 2018).

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

Once registered for Phase 2, participants have to monitor and report their annual supplies of electricity and gas and then surrender “allowances” equal to the quantity of carbon dioxide emissions associated with that annual CRC Scheme consumption before the end of October. One allowance must be surrendered for each ton of carbon dioxide emitted. Allowances can be bought or traded and participants must submit an annual report on their CRC energy supplies by the end of July each year. The allowance price in the April 2017 “forecast sale” was £16.60 per ton of carbon dioxide and £17.70 in the “buy to comply” sale in June 2018. The prices of allowances for the 2018/19 compliance year are £17.20 per ton of carbon dioxide in the forecast sale and £18.30 in the compliance sale. Through the annual report publication, the UK Environmental Agency also publishes information on the basis of participants’ annual reports including details the participants submitted when they registered for the CRC Scheme. The potential impacts of the CRC Scheme on our data centers in the UK include the costs of improving energy efficiency in order to reduce electricity consumption and the costs of allowances and administration in complying with the CRC Scheme.

Climate Change Agreements (“CCAs”) are voluntary agreements between the UK Government and energy-intensive sectors that allow a discount from the UK climate change levy (a tax added to electricity and fuel bills) in return for companies meeting carbon saving targets. Data center businesses that provide colocation space (both wholesale and retail) have been eligible for CCAs since July

2014, when the data center sector association, techUK, signed an umbrella agreement with the UK Environmental Agency. From April 1, 2013, participants are entitled to a 90% reduction on the electricity climate change levy (“CCL”) and a 65% reduction for other fuels if they agree to and meet their CCA targets. We signed a CCA in February 2015. The buy-out price for 2017/18 and 2019/20 (targets period 3 and 4) is £14 per ton of carbon dioxide emissions. As part of the wider CCA review in 2016, the UK government confirmed that data centers (added as a new sector to the CCA scheme in 2014) are not subject to a detailed target review.

Within this CCA framework, the CRC Scheme provides that an electricity or gas supply consumed for the purpose of operating a participating CCA facility will not qualify as an energy supply that requires surrender of carbon dioxide allowance under the CRC Scheme. While we now face costs associated with meeting the target in our CCA, the CCA has reduced our expenditure on CRC Scheme allowances and enables us to qualify for the reduced UK CCL rate under Part IV of Schedule 6 to the Finance Act 2000 (as amended).

Changes to the UK environmental regulations are expected in the future in accordance with the CRC Revocation Order 2018 which came into force on October 1, 2018. The CRC Scheme will close following the 2018-2019 compliance year, with no purchase of allowances required to cover emissions for energy supplied from April 2019. The last CRC report should therefore be submitted by the end of July 2019 and the last surrender of allowances for emissions from energy supplied in the 2018-2019 compliance year should occur by the end of October 2019. The Autumn 2018 Budget set main rates of the CCL for 2020-2021 and 2021-2022. The electricity rate will be lowered, and the gas rate will increase in 2020-2021 so that it reaches 60% of the electricity main rate by 2021-2022. The discount for sectors with CCAs will change to reflect the change in CCL main rates. The UK government will keep the existing CCA eligibility criteria in place through at least 2023. The government will introduce a new, simplified energy and carbon reporting (“SECR”) framework on April 1, 2019, by way of the Energy and Carbon Report Regulations 2018. This will require additional reporting on emissions, energy consumption and energy efficiency action by qualifying companies (including quoted companies and large unquoted companies). We will continue to analyze all proposed changes fully and will prepare to comply with any new requirement and/or legal obligations.

Pursuant to Article 8(4-6) of the Energy Efficiency Directive 2012 (aiming to encourage investment in energy efficiency improvements, as part of the European Union’s aim to reduce primary energy consumption by 20% by 2020), European Member States are obliged to ensure that undertakings that meet certain thresholds on the number of employees, annual balance sheet total and annual turnover qualify as specified in Energy Efficiency Directive 2012 carry out energy audits. The directive requires the audits to be carried out at least every four years and the next deadline (Phase 2) will be December 5, 2019. The directive allows alternatives to the audit, such as ISO 50001 certification. If a qualifying undertaking does not comply with its obligations under national legislation, the relevant compliance body may issue sanctions (for example, in the UK, the regulator can issue an enforcement notice and seek civil penalties).

We meet the qualification thresholds in the UK, Germany, France, Denmark, Spain, Sweden and The Netherlands.

In Germany and Spain, in accordance with national legislation, we are exempt from performing an energy efficiency audit due to our ISO 50001 certification. The Phase 1 audits, with an initial filing deadline of December 5, 2015 for France, Denmark, Sweden, the UK and The Netherlands, have been performed and filed with the relevant authorities.

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

We are subject to telecommunications regulation in the various European jurisdictions in which we presently operate, most notably the EU Regulatory Framework. Under these regulations, we are not required to obtain licenses for the provision of our services. We may, however, be required to notify the national telecommunications regulator in certain European jurisdictions about these services. We have made and, where and when required, will make the necessary notifications for such jurisdictions.

By operating data centers, we will process personal data under the EU General Data Protection Regulation (2016/679). We are subject to this legislation throughout our footprint as processors and controllers in the meaning of this Directive. This imposes obligations on us, such as an obligation to take reasonable steps to protect that information.

Insurance

We have in place what we consider to be reasonable insurance coverage against the type of risks usually insured by companies carrying on the same or similar types of business as ours in the markets in which we operate. Our insurance broadly falls under the following categories: professional indemnity, general third-party liability, directors and officers liability and property damage insurance and business interruption insurance.

Our History and Organizational Structure

European Telecom Exchange B.V. was incorporated on April 6, 1998. After being renamed InterXion Holding B.V. on June 12, 1998, it was converted into InterXion Holding N.V. on January 11, 2000. For further information on the history and development of the Company, see Item 10 “Additional Information—General”. From inception until the acquisition of Interxion Science Park (formerly known as Vancis B.V., “Interxion Science Park”) in 2017, we grew our colocation business organically. Since 2001, we developed our geographic footprint in 13 cities where we have established data center campuses. The only changes to our geographic footprint have been the addition of Marseille in 2014 and the closing of Hilversum at the end of 2014. Following the industry downturn that began in 2001 as a result of a sharp decline in demand for Internet-based businesses, we restructured within our geographic base to refocus on a broader and more stable customer base. We have since focused on shifting our customer base from primarily emerging Internet companies and carriers to a wide variety of established businesses that seek to house their IT infrastructure.

Our subsidiaries perform various tasks, such as servicing our clients, operating our data centers, customers support, and providing management, sales and marketing support to the Group. The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our subsidiaries as of December 31, 2018:

Entity	Country of incorporation	Ownership %	Activity
InterXion HeadQuarters B.V.	The Netherlands	100%	Management
Interxion Europe Ltd	United Kingdom	100%	Management
InterXion Operational B.V.	The Netherlands	100%	Management/Holding
InterXion Participation 1 B.V.	The Netherlands	100%	Holding
InterXion Nederland B.V.	The Netherlands	100%	Provision of co-location services
InterXion Datacenters B.V.	The Netherlands	100%	Data center sales and marketing
InterXion Science Park B.V.	The Netherlands	100%	Provision of co-location services
InterXion Real Estate Holding B.V.	The Netherlands	100%	Real estate management/Holding
InterXion Real Estate I B.V.	The Netherlands	100%	Real estate
InterXion Real Estate IV B.V.	The Netherlands	100%	Real estate
InterXion Real Estate V B.V.	The Netherlands	100%	Real estate
InterXion Real Estate X B.V.	The Netherlands	100%	Real estate
InterXion Real Estate XII B.V.	The Netherlands	100%	Real estate
InterXion Real Estate XIII B.V.	The Netherlands	100%	Real estate
InterXion Real Estate XIV B.V.	The Netherlands	100%	Real estate
InterXion Real Estate XVI B.V.	The Netherlands	100%	Real estate
InterXion Österreich GmbH	Austria	100%	Provision of co-location services
InterXion Real Estate VII GmbH	Austria	100%	Real estate
InterXion Belgium N.V.	Belgium	100%	Provision of co-location services
InterXion Real Estate IX N.V.	Belgium	100%	Real estate
InterXion Danmark ApS	Denmark	100%	Provision of co-location services
InterXion Real Estate VI ApS.	Denmark	100%	Real estate
InterXion Real Estate XVII ApS.	Denmark	100%	Real estate
Interxion France SAS	France	100%	Provision of co-location services
Interxion Real Estate II SARL	France	100%	Real estate
Interxion Real Estate III SARL	France	100%	Real estate
Interxion Real Estate XI SARL	France	100%	Real estate
InterXion Deutschland GmbH	Germany	100%	Provision of co-location services
InterXion Ireland DAC	Ireland	100%	Provision of co-location services
Interxion España SA	Spain	100%	Provision of co-location services
Interxion Real Estate XV SL	Spain	100%	Real estate
InterXion Sverige AB	Sweden	100%	Provision of co-location services
InterXion (Schweiz) AG	Switzerland	100%	Provision of co-location services
InterXion Real Estate VIII AG.	Switzerland	100%	Real estate
InterXion Carrier Hotel Ltd.	United Kingdom	100%	Provision of co-location services

CT Corporation acts as our agent in the United States. It is located at 111 Eight Avenue, 13th Floor, New York, New York 10011, United States. Refer to “Item 10: Additional Information—Documents on display” for more details about where our SEC filings can be obtained.

ITEM 4A: UNRESOLVED STAFF COMMENTS

None.

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

Overview

We are a leading provider of carrier and cloud neutral colocation data center services in Europe. We support over 2,000 customers through 51 data centers (as of December 31, 2018) in 11 countries, enabling them to create value by housing, protecting and connecting their most valuable content and applications. We enable our customers to connect to a broad range of telecommunications carriers, cloud platforms, internet service providers and other customers. Our data centers act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data between our customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud neutral colocation services includes space, power, cooling, connectivity and a physically secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connect, data backup and storage.

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

Our market is highly competitive. Most companies operate their own data centers and, in many cases, continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier and cloud neutral colocation data center service providers, such as Equinix and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

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

Revenue

We generally enter into contracts with our customers for initial terms of three to five years, with annual price escalators and automatic one-year renewals after the end of the initial term. Our cross connect contracts are renewable on a monthly basis. Our customer contracts provide for a fixed monthly recurring fee for our colocation, managed services, cross connects and, in the case of cabinets, fixed amounts of power pre-purchased at a fixed price. These fees are usually billed quarterly in advance but may also be billed monthly or bi-annually in advance, together with fees for cross connects that are billed quarterly in arrears. Other services such as the provision of metered power (based on a price per kilowatt hour actually consumed), are billed monthly in arrears, and fees for setup and installation and for services such as remote hands and eyes support are billed on an as-incurred basis.

The following table presents our future committed revenues expected to be generated from our fixed term customer contracts as of December 31, 2018, 2017 and 2016.

	2018	2017	2016
	(€’000)
Within 1 year	380,300	327,500	296,600
Between 1 to 5 years	543,800	449,500	434,900
After 5 years	376,500	35,600	52,700
Total	1,300,600	812,600	784,200

Revenues from contracts with customers are recognized when the relevant performance obligation has been fulfilled. Revenues are measured at relative standalone selling price, taking into account any discounts or volume rebates. By applying the relative standalone selling price, the transaction price is allocated to each performance obligation based on the proportion of the standalone selling price of each performance obligation to the sum of standalone selling prices of all of the performance obligations in the contract.

The Group reviews contracts for separately identifiable performance obligations and if necessary, applies individual recognition treatment, in which case revenues are allocated to separately identifiable performance obligations based on their relative standalone selling price.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenues and lease income are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted reduce the total consideration to be earned over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognized in profit or loss on a straight-line basis over the initial term of the customer contract. Power revenues are recognized based on customers’ usage and are generally matched with the corresponding costs.

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

Recurring revenue comprises revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

Costs

Our cost base consists primarily of personnel, power and property costs.

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of December 31, 2018, we employed 768 employees (excluding contractors and interim staff), of which 474 worked in operations and support, 153 in sales and marketing and 141 in general and administrative roles. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also enables us to leverage existing personnel within a data center campus.

In 2018, 2017 and 2016, we continued to invest resources in sales and marketing personnel to engage with our existing and potential customers. This has enabled us to establish closer relationships with our customers thereby enabling us to understand and anticipate their needs and to forecast demand, helping us plan the scope and timing of our expansion activities.

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

We currently hold title to the AMS3, AMS6, AMS9, AMS11, BRU1, CPH2, DUB3, FRA8, FRA10, FRA11, FRA13, FRA14, MRS1, PAR3, PAR5, and VIE properties, freehold land for AMS10, CPH3, FRA15, MAD3 and ZUR2, and additional properties for future sites. We exercised certain purchase options and agreed to purchase the PAR7 freehold land, on which we own the PAR7 data center and the AMS7 freehold land and properties. The PAR7 land and the AMS7 land and properties were until December 31, 2018 reported as financial leases. In accordance with IFRS 16, which went into effect on January 1, 2019, both PAR7 and AMS7 are now and will continue to be reported as leases until the acquisitions are completed. See Note 3 “Significant accounting policies—New standards and interpretations not yet adopted” of our 2018 consolidated financial statements for more details about IFRS 16.

For the other leased properties on which our data centers are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us either to (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10- to 15-year term and any subsequent term. Our leases generally have consumer price index based annual rent increases over the full term of the lease.

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

Operating Leverage

As a result of the relatively fixed nature of our costs, we generally experience margin expansion as our Utilization rate at existing data centers increases, although our margins will vary over time based upon the scope and scale of our capacity expansions and the investment that we make in our business, particularly in operations.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure. We believe Adjusted EBITDA provides useful supplemental information to investors regarding our ongoing operational performance because this measure helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of Net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our Revolving Facility Agreement and our Senior Notes.

Other companies may present Adjusted EBITDA differently than we do. This measure is not a measure of financial performance under IFRS and should not be considered as an alternative to Operating income or as a measure of liquidity or an alternative to Net income as an indicator of our operating performance or any other measure of performance implemented in accordance with IFRS.

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

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognized as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to terminated and unused data center sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed, and for which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

A reconciliation of Net income to Adjusted EBITDA is provided in the section “—Results of operations” and “—Adjusted EBITDA”. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations under IFRS, nor are they meant to be predictive of future results under IFRS.

Cash generated from operations

Cash generated from operations is defined as net cash flow from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items provides useful supplemental information to net cash flows from operating activities, to aid investors in evaluating the cash generating performance of our business.

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This program, closely matched to both customer demand and available capital resources, has since continued. Since 2006, we have raised debt capital to fund our expansion program, which has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs. In 2013, we issued €325.0 million of 6.00% senior secured notes due 2020 (the “Senior Secured Notes”). In April 2014, we improved our funding to support growth by issuing an additional €150.0 million of Senior Secured Notes. This additional financing, combined with a €9.2 million mortgage for our BRU1 data center secured in 2014, was used to repay amounts drawn under our former super senior facility agreement originally dated June 17, 2013 and to fund further expansion projects. In December 2015, we secured a new €15.0 million mortgage for our FRA8 and FRA10 property, which was used for further expansion projects. In 2016 we issued an additional €150.0 million of Senior Secured Notes and secured a €14.6 million mortgage on our VIE property. In addition, in 2017 we entered into a secured revolving facility agreement providing for a €100.0 million secured revolving facility (the “2017 Senior Secured Revolving Facility”), which was fully drawn as of December 31, 2017. In June 2018, we issued €1,000.0 million of 4.75% Senior Notes. The proceeds were used to purchase, redeem and discharge €625.0 million of 6.00% Senior Secured Notes, redeem the amounts drawn under our revolving credit facilities, pay fees and expenses incurred in connection with the refinancing, and for other general corporate purposes. In September 2018, we issued an additional €200.0 million of 4.75% Senior Notes.

In the year ended December 31, 2018, our net finance expense was €61.8 million, which primarily consisted of interest expense of €52.6 million, one-time charges of €11.2 million relating to the refinancing of our capital structure in June 2018, and €0.9 million relating to the amortization of financing fees, partly offset by €3.1 million of realized premia relating to the refinancing of our 6.00% Senior Secured Notes and a €0.5 million gain due to changes in the fair value of our convertible loan provided to Icolo Ltd. In the year ended December 31, 2017, our net finance expense was €44.4 million, which primarily consisted of interest expense of €41.4 million, foreign currency exchange losses of €1.7 million, €1.2 million amortization of premium received in connection with the issuance and sale in 2016 of the additional €150.0 million 6.00% Senior Secured Notes due 2020, and interest income of €0.2 million in connection with a convertible loan issued to Icolo Ltd. For the full year 2016, our net finance expense was €36.3 million, which primarily consisted of interest expense of €34.9 million, foreign currency exchange losses of €0.8 million, €0.8 million amortization of premium received in connection with the issuance and sale of the additional €150.0 million 6.00% Senior Secured Notes due 2020, and profit of €0.3 million in connection with the sale of a financial asset. During the first quarter of 2019, we increased capacity under the Revolving Facility by €100.0 million for total commitment of €300.0 million.

The increase in the net finance expense for the year ended December 31, 2018 was primarily due to increased interest charges relating to a greater amount of borrowings following the refinancing of our capital structure, together with associated one-time financing charges. The increase in net finance expense for the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily due to the full-year interest expense on the additional €150.0 million 6.00% Senior Secured Notes due 2020, which we issued in April 2016, utilization of the €100.0 million 2017 Senior Secured Revolving Facility, a positive adjustment of a financial lease obligation in France in 2016, additional financing fees, and increased foreign currency exchange losses.

We capitalized €4.9 million of borrowing costs in connection with the construction of new data center space in the year ended December 31, 2018, €3.1 million in the year ended December 31, 2017, and €3.5 million in the year ended December 31, 2016.

We discuss our capital expenditure, including intangible assets and our capital expansion program below in “Liquidity and Capital Resources”

Income Tax Expense

Since inception, we generated significant tax loss carry forwards in all our jurisdictions. In 2006, we became taxable income positive and began utilizing our tax loss carry forwards against taxable profits. As of December 31, 2018, we have recognized all our tax loss carry forwards. We expect the cash tax rate to trend up over time towards underlying effective tax rate levels.

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

Results of operations

Operating results for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,	Year ended December 31,
	2018(1)	2018	2017	2016
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Revenues	643,543	561,752	489,302	421,788
Cost of sales	(251,416)	(219,462)	(190,471)	(162,568)
Gross profit	392,127	342,290	298,831	259,220
Other income
Income from sub-leases on unused data center sites	99	86	97	95
(Increase)/decrease in provision for site restoration	—	—	—	238
Other income	99	86	97	333
Sales and marketing costs	(41,807)	(36,494)	(33,465)	(29,941)
General and administrative costs
Depreciation and amortization	(147,729)	(128,954)	(108,252)	(89,835)
Share-based payments	(14,553)	(12,704)	(9,929)	(7,890)
M&A transaction costs	(3,706)	(3,235)	(4,604)	(2,429)
Other general and administrative costs	(56,998)	(49,753)	(44,405)	(38,403)
General and administrative costs	(222,986)	(194,646)	(167,190)	(138,557)
Operating income	127,433	111,236	98,273	91,055
Net finance expense	(70,779)	(61,784)	(44,367)	(36,269)
Profit before taxation	56,654	49,452	53,906	54,786
Income tax expense	(21,003)	(18,334)	(14,839)	(16,450)
Net income	35,651	31,118	39,067	38,336
Basic earnings per share	0.50	0.43	0.55	0.54
Adjusted EBITDA(2)	295,333	257,798	220,961	190,876

Operating results as a percentage of revenues for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
Revenues	100%	100%	100%
Cost of sales	(39%)	(39%)	(39%)
Gross profit	61%	61%	61%
Other income
Income from sub-leases on unused data center sites	0%	0%	0%
(Increase)/decrease in provision for site restoration	0%	0%	0%
Other income	0%	0%	0%
Sales and marketing costs	(6%)	(7%)	(7%)
General and administrative costs
Depreciation and amortization	(23%)	(22%)	(21%)
Share-based payments	(2%)	(2%)	(2%)
M&A transaction costs	(1%)	(1%)	(1%)
Other general and administrative costs	(9%)	(9%)	(9%)
General and administrative costs	(35%)	(34%)	(32%)
Operating income	20%	20%	22%
Net finance expense	(11%)	(9%)	(9%)
Profit before taxation	9%	11%	13%
Income tax expense	(3%)	(3%)	(4%)
Net income	6%	8%	9%
Adjusted EBITDA(2)	46%	45%	45%

Notes:

(1)

The operating results for the year ended December 31, 2018, have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2018, and for euro into U.S. dollars of €1.00 = U.S. 1.1456. See Item 3 “Key Information—Exchange Rate Information” for additional information.

(2)

We define Adjusted EBITDA as Operating income adjusted for depreciation and amortization, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”), and adjustments related to terminated and unused data center sites. In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. See “Introduction—Non-IFRS Measures”, “—Key Aspects of Our Financial Model—Adjusted EBITDA” and “—Adjusted EBITDA” for a more detailed description.

Reconciliation of Net income to Adjusted EBITDA, for the periods indicated:

	Year Ended December 31,	Year Ended December 31,
	2018*	2018	2017	2016
	(U.S. $’000)	(€’000)
Other financial data
Net income	35,651	31,118	39,067	38,336
Income tax expense	21,003	18,334	14,839	16,450
Profit before taxation	56,654	49,452	53,906	54,786
Net finance expense	70,779	61,784	44,367	36,269
Operating income	127,433	111,236	98,273	91,055
Depreciation and amortization	147,729	128,954	108,252	89,835
Share-based payments	14,553	12,704	9,929	7,890
Re-assessment of indirect taxes	2,011	1,755	—	—
M&A transaction costs	3,706	3,235	4,604	2,429
Income from sub-leases on unused data center sites	(99)	(86)	(97)	(95)
Increase/(decrease) in provision for site restoration	—	—	—	(238)
Adjusted EBITDA*	295,333	257,798	220,961	190,876

Notes:

*	References are to the footnotes above.

Some of our key performance indicators as of the dates indicated:

	As of December 31,
	2018	2017	2016
Equipped space(1) (square meters)	144,800	122,500	110,800
Utilization rate(2) (%)	79%	81%	79%

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

Years Ended December 31, 2018 and 2017

Revenue

Revenue for the years ended December 31, 2018 and 2017:

	Year ended December 31,				Change
	2018	%	2017	%	€	%
	(€’000, except percentages)
Recurring revenue	533,083	95	462,516	95	70,567	15
Non-recurring revenue	28,669	5	26,786	5	1,883	7
Revenue	561,752	100	489,302	100	72,450	15

Revenue increased to €561.8 million for the year ended December 31, 2018, from €489.3 million for the year ended December 31, 2017, an increase of 15%. Recurring revenue increased by 15% and Non-recurring revenue was 5% of total revenue for the year ended December 31, 2018, and 5% of total revenue for the year ended December 31, 2017. The period–over-period growth in Recurring revenue was primarily the result of an increase of approximately 15,200 square meters in Revenue generating space as a result of sales both to existing and new customers in all our regions.

Cost of Sales

Cost of sales increased to €219.5 million for the year ended December 31, 2018, from €190.5 million for the year ended December 31, 2017, an increase of 15%. Cost of sales was 39% of revenue for each of the years ended December 31, 2018 and 2017. The increase in cost of sales related to our overall revenue growth and data center expansion projects, including (i) an increase of €18.2 million in energy usage costs, (ii) an increase of €6.5 million in costs for operation and support personnel, (iii) an increase of €1.8 million in gross data center rent, (iv) an increase of €1.7 million in security costs, and (v) an increase of €2.7 million in maintenance costs commensurate with our growth. Equipped space increased by approximately 22,300 square meters during the year ended December 31, 2018, mainly as a result of expansions to existing data centers in Amsterdam, Frankfurt, Paris, Vienna, Copenhagen, Dublin and Marseille, and to the addition of new data centers in Frankfurt and Brussels.

Other Income

Other income represents income that we do not consider part of our core business, which includes income from the subleases on unused data center sites.

Sales and Marketing Costs

Our sales and marketing costs increased to €36.5 million for the year ended December 31, 2018, from €33.5 million for the year ended December 31, 2017, an increase of 9%. The increase in sales and marketing costs was primarily due to increased compensation and related costs as a result of increases in employee headcount and marketing expenses associated with our continued investment in our go to market strategy. Sales and marketing costs were 6% of revenue for the year ended December 31, 2018, and 7% of revenue for the year ended December 31, 2017.

General and Administrative Costs

General and administrative costs consist of depreciation and amortization, share-based payments, M&A transaction costs and other general and administrative costs.

Depreciation and amortization increased to €129.0 million for the year ended December 31, 2018, from €108.3 million for the year ended December 31, 2017, an increase of 19%. Depreciation and amortization was 23% of revenue for the year ended December 31, 2018, and 22% for the year ended December 31, 2017. The increase was commensurate with our ongoing investment in new data centers and data center expansions.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2018, we recorded share-based payments of €12.7 million, an increase of 28% from the year ended December 31, 2017. In determining Adjusted EBITDA we also add back M&A transaction costs, which amounted to €3.2 million in 2018 and €4.6 million in 2017.

Other general and administrative costs increased to €49.8 million for the year ended December 31, 2018, from €44.4 million for the year ended December 31, 2017, an increase of 12%. Other general and administrative costs were 9% of revenue for the years ended December 31, 2018 and December 31, 2017. The increase in other general and administrative costs was due to increases in professional advisory fees, software licenses, and in the costs associated with a larger headcount.

Net Finance Expense

Net finance expense increased to €61.8 million for the year ended December 31, 2018 from €44.4 million for the year ended December 31, 2017, an increase of 39%. Net finance expense was 11% of revenue for the year ended December 31, 2018 and 9% of revenue for the year ended December 31, 2017. The increase in net finance expense for the year ended December 31, 2018 was primarily due to the greater amount of borrowings following the refinancing of our capital structure together with associated one-time financing charges. In the year ended December 31, 2018, we capitalized €4.9 million of borrowing costs in connection with the construction of new data center space, compared to €3.1 million in the year ended December 31, 2017.

Income Taxes

Income tax expense was €18.3 million for the year ended December 31, 2018, compared with €14.8 million for the year ended December 31, 2017. The increase in income tax expense reflects the effect of the decrease of several European statutory tax rates, resulting in a revaluation of deferred tax assets. The effective income tax rate of 37% in the year ended December 31, 2018, compared with 28% for the year ended December 31, 2017. This reflects the impact of the decreased statutory tax rates, increased non-deductible costs and limitations on interest deductibility in certain European jurisdictions.

We recorded current tax expenses of €18.0 million for the year ended December 31, 2018, and €13.8 million for the year ended December 31, 2017. We recorded a deferred tax expense of €0.3 million for the year ended December 31, 2018, and a deferred tax expense of €1.0 million for the year ended December 31, 2017. Deferred tax is charged for the annual movements in temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The increase in current tax expenses is mainly due to the decreased availability of carry forward losses to offset taxable profits within the group.

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

General and Administrative Costs

General and administrative costs consist of depreciation and amortization, share-based payments, M&A transaction costs and other general and administrative costs.

Depreciation, amortization and impairments increased to €108.3 million for the year ended December 31, 2017, from €89.8 million for the year ended December 31, 2016, an increase of 20%. Depreciation, amortization and impairments was 22% of revenue for the year ended December 31, 2017, and 21% for the year ended December 31, 2016. The increase was a result of our ongoing investment in new data centers and data center expansions.

In determining Adjusted EBITDA we add back share-based payments. For the year ended December 31, 2017, we recorded share-based payments of €9.9 million, an increase of 26% from the year ended December 31, 2016. In determining Adjusted EBITDA we also add back M&A transaction costs , which amounted to €4.6 million in 2017 and €2.4 million in 2016.

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

Liquidity and Capital Resources

As of December 31, 2018, our total indebtedness consisted of (i) €1,200.0 million 4.75% Senior Notes due 2025, (ii) mortgages totaling € 51.4 million, and (iii) finance lease obligations totaling €50.4 million. The borrowing requirements of the Company are not subject to significant seasonality. The interest expense on our outstanding indebtedness is based on a fixed rate, except for our mortgages. Our PAR3, PAR5, BRU1, AMS3, AMS6, FRA8/FRA10 and VIE mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 195 to 280 basis points. The interest rates on the mortgages secured by our PAR3 and PAR5 properties have been swapped to a fixed rate for approximately 75% of the principal outstanding amounts for a period of ten years.

As of December 31, 2018, the interest payable under the Revolving Facility on (i) any EUR amounts drawn would be at the rate of EURIBOR plus 200 basis points per annum, (ii) any Danish kroner amounts drawn would be at the rate of CIBOR plus 200 basis points per annum, (iii) any Swedish Krona amounts drawn would be at the rate of STIBOR plus 200 basis points per annum and (iv) other applicable currencies, including GBP, amounts drawn at the rate of LIBOR plus 200 basis points per annum. In the case any of these rates is less than zero, it shall be deemed to be zero. The Revolving Facility was undrawn as of December 31, 2018.

Historically, we have made significant investments in our property, plant and equipment and intangible assets in order to expand our data center footprint and total Equipped space as we have grown our business. In the year ended December 31, 2018, we invested €451.2 million in both property, plant and equipment (€439.8 million) and intangible assets (€11.5 million). Of our investments in property, plant and equipment, €420.0 million was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. In the year ended December 31, 2017, we invested €256.0 million in both property, plant and equipment (€247.2 million) and intangible assets (€8.8 million, excluding acquisition goodwill). Of our investments in property, plant and equipment, €224.8 million was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. In addition, we invested €77.5 million in the acquisition of InterXion Science Park B.V., in February 2017. In the year ended December 31, 2016, we invested €250.9 million in both property, plant and equipment (€242.0 million) and intangible assets (€8.9 million). Of our investments in property, plant and equipment, €228.8 million was attributed to expansion capital expenditure and the remainder was attributed to maintenance and other capital expenditure. Although in any one year the amount of maintenance and replacement capital expenditure may vary, we expect that long-term such expenses will be between 4% and 6% of total revenue.

As of December 31, 2018, we had €186.1 million of cash and cash equivalents.

Our policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. We monitor the return on capital. See Note 20 “Financial Instruments” to our 2018 consolidated financial statements for more details about capital management.

Sources and Uses of Cash

	Year ended December 31,
	2018	2017	2016
	(€’000)
Cash generated from operations	250,984	209,013	183,388
Net cash flows from/(used in) operating activities	164,854	155,246	139,397
Net cash flows from/(used in) investing activities	(466,503)	(335,620)	(251,400)
Net cash flows from/(used in) financing activities	449,479	104,597	173,959

Net cash flows from/(used in) operating activities

The increase in net cash flows from operating activities in the year ended December 31, 2018, compared to the year ended December 31, 2017, was primarily due to our improved operating performance. The increase in net cash flows from operating activities in the year ended December 31, 2017, compared to the year ended December 31, 2016 was primarily due to our improved operating performance combined with improved net working capital movements.

Net cash flows from/(used in) investing activities

The increase in net cash flows used in investing activities in the year ended December 31, 2018, compared with the year ended December 31, 2017, was primarily the result of higher investments in data center assets. Capital expenditure in the year ended December 31, 2018, primarily related to the addition and expansion of data centers in Amsterdam, Frankfurt, Paris, Marseille, London and Vienna.

The increase in net cash flows used in investing activities in the year ended December 31, 2017, compared with the year ended December 31, 2016, was primarily the result of the acquisition of Interxion Science Park in February 2017 for €77.5 million. Furthermore, the purchase of property, plant and equipment primarily related to the addition and expansion of data centers in Frankfurt, Paris, Vienna, Amsterdam, Copenhagen and Stockholm, which contributed to the increase in net cash flows used in investing activities.

Net cash flows from / (used in) financing activities

Net cash flows from financing activities during the year ended December 31, 2018, were principally the result of transactions relating to the refinancing in June 2018 and the issuance of additional Senior Notes in September 2018. Net cash flows also include €150.0 million of net proceeds from revolving facilities, which were repaid as part of the transactions relating to the refinancing. Net cash flows from financing activities during the year ended at December 31, 2017, were primarily the result of €100.0 million net proceeds from our 2017 Senior Secured Revolving Facility. Net cash flows from financing activities during the year ended December 31, 2016, were principally the result of €155.3 million in net proceeds from the offering of the additional €150.0 million 6.00% Senior Secured Notes due 2020 and €14.6 million in gross proceeds drawn under the new mortgage on our VIE property.

We anticipate that cash flows from operating activities and committed funding from our €300.0 million Revolving Facility will be sufficient to meet our operating requirements on a short-term (12 month) and long-term basis, including the repayment of our other debt as it becomes due, and to complete our publicly announced expansion projects.

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

Optional Redemption of the Senior Notes

Optional redemption prior to June 15, 2021 upon an equity offering

At any time and from time to time prior to June 15, 2021, upon not less than 10 and not more than 60 days’ notice, we may on any one or more occasions redeem up to 40% of the original aggregate principal amount of the Senior Notes (including any additional notes), with funds in an aggregate amount not exceeding the net cash proceeds received from one or more equity offerings at a redemption price equal to 104.75% of the principal amount of the Senior Notes so redeemed, plus accrued and unpaid interest and Additional Amounts, if any, on the Senior Notes redeemed to but excluding the redemption date, provided that:

(a)	the redemption takes place not later than 180 days after the closing of the related equity offering; and

(b)	at least 50% of the original aggregate principal amount of the Senior Notes (including any additional notes) issued under the Indenture remains outstanding immediately thereafter.

Optional redemption prior to June 15, 2021

At any time prior to June 15, 2021, upon not less than 10 and not more than 60 days’ notice, we may on any one or more occasions redeem the Senior Notes, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest and Additional Amounts, if any, on the Senior Notes redeemed to, but excluding, the redemption date.

Optional redemption on or after June 15, 2021

At any time and from time to time on or after June 15, 2021, upon not less than 10 and not more than 60 days’ notice, we may on any one or more occasions redeem the Senior Notes in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, on the Senior Notes redeemed, to, but excluding, the applicable redemption date and Additional Amounts, if any, if redeemed during the twelve-month period beginning on June 15 of the year indicated below:

Year	Redemption Price
2021	102.3750%
2022	101.1875%
2023, and thereafter	100.0000%

In connection with any tender offer for the Senior Notes, including a change of control offer or asset disposition offer, if Holders of Senior Notes of not less than 90% in aggregate principal amount of the then outstanding Senior Notes validly tender and do not withdraw such Senior Notes in such tender offer and we, or any third party making such a tender offer, purchases all of the Senior Notes validly tendered and not withdrawn by such Holders, all of the Holders of the Senior Notes will be deemed to have consented to such tender or other offer and accordingly, we or such third party will have the right upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such tender offer expiration date, to redeem the Senior Notes that remain outstanding in whole, but not in part, following such purchase at a price equal to the price offered to each other Holder of Senior Notes (excluding any early tender or incentive fee) in such tender offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest and Additional Amounts, if any, thereon, to, but excluding, such redemption date. The Senior Notes and the Indenture also contain a change of control provision, which requires the Company to make an offer to purchase the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase, upon the occurrence of certain events constituting a change of control (as defined in the Indenture) and a ratings event (as defined in the Indenture).

Definitions:

Capitalized terms used herein relating to the Senior Notes and Indenture that are not defined below, shall have the meanings assigned to them in the Indenture.

“Additional Amounts” means amounts the Issuer or Guarantor, as the case may be, shall pay as may be necessary so that the net amount received by each Holder of the Senior Notes, after withholding or deduction on account of any such taxes from any payment made under or with respect to the Senior Notes, shall be not less than the amounts which would have been received by each Holder in respect of such payments on any such Senior Notes in the absence of such withholding or deduction.

“Applicable Premium” means the greater of:

a)	1.0% of the principal amount of such Senior Note; and

b)	the excess (to the extent positive) of:

(i)

the present value at such redemption date of (i) the redemption price of such Senior Note at June 15, 2021 (such redemption price (expressed in percentage of principal amount) being set forth in the table in paragraph 5(d) of such Senior Note (excluding accrued and unpaid interest)), plus (ii) all required interest payments due on such Senior Note to and including June 15, 2021 (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Bund Rate at such redemption date plus 50 basis points; over

(ii)	the outstanding principal amount of such Senior Note.

“Holder” means the person in whose name the Senior Notes are registered on the registrar’s books.

“Indenture” means the indenture dated as of June 18, 2018, among InterXion Holding N.V., as Issuer, InterXion HeadQuarters B.V., InterXion Nederland B.V., InterXion Operational B.V., InterXion Datacenters B.V., InterXion Real Estate Holding B.V., InterXion Real Estate I B.V., InterXion Real Estate X B.V., InterXion Österreich GmbH, InterXion Belgium NV, InterXion France S.A.S., InterXion Deutschland GmbH, InterXion Ireland DAC, InterXion Carrier Hotel Limited, InterXion Sverige AB, InterXion España S.A., InterXion Science Park B.V., InterXion Real Estate XIII B.V., and InterXion Real Estate XVI B.V., as initial guarantors, The Bank of New York Mellon, London Branch, as trustee and paying agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as transfer agent and registrar, as may be amended or supplemented from time to time.

“Issuer” means InterXion Holding N.V. and any successor thereto.

Restrictive Covenants Under Certain Financing Agreements

Revolving Facility Agreement

The unsecured multicurrency revolving loan facility agreement dated as of June 18, 2018 (the “Revolving Facility Agreement”), among the Company as original borrower, the lenders named therein and ABN AMRO Bank N.V. as agent provides for the €200.0 million Revolving Facility. During the first quarter of 2019, the Company increased the Revolving Facility by €100.0 million for a total commitment of €300.0 million. The Revolving Facility Agreement has an initial maturity date of June 18, 2023.

The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt and/or guarantees;

•	sell certain kinds of assets;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidate or sell assets.

The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge coverage ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) of at least 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Revolving Facility Agreement also includes a net leverage ratio financial covenant (tested on a quarterly basis provided the Test Condition applies), which requires total net debt (calculated as a ratio to pro forma Adjusted EBITDA) not to exceed 5.00 to 1.00. In addition, the Revolving Facility Agreement permits us to elect, on a one-time basis and subject to certain conditions, to adjust the financial covenant to 5.50 to 1.00 for two consecutive quarter periods (including the quarter in which such election is made).

The Revolving Facility Agreement is unsecured and is guaranteed by certain of the Company’s subsidiaries. The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement.

Senior Notes Indenture

The Indenture contains covenants for the benefit of the holders of the Senior Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	incur or guarantee additional indebtedness;

•	create certain liens;

•	designate unrestricted subsidiaries;

•	transfer or sell certain assets; and

•	merge or consolidate with other entities.

The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge coverage ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) of at least 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 2018, the Company was in compliance with all covenants in the Indenture.

Adjusted EBITDA

Adjusted EBITDA for the years ended December 31, 2018, December 31, 2017, and December 31, 2016, was €257.8 million, €221.0 million and €190.9 million respectively, representing 46%, 45% and 45% of revenue, respectively.

We define Adjusted EBITDA as Operating income adjusted to exclude depreciation and amortization, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions, and adjustments related to terminated and unused data center sites. See “Introduction—Non-IFRS Financial Measures” for a more detailed description. Adjusted EBITDA is a non-IFRS measure. We believe Adjusted EBITDA provides useful supplemental information to investors regarding our ongoing operational performance because this measure helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of Net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our Revolving Facility and our Senior Notes. Other companies may present Adjusted EBITDA differently than we do. This measure is not a measure of financial performance under IFRS and should not be considered as an alternative to Operating income or as a measure of liquidity or an alternative to Net income as an indicator of our operating performance or any other measure of performance implemented in accordance with IFRS.

Contractual Obligations and Off-Balance Sheet Arrangements

We lease a significant proportion of our data centers and certain equipment under non-cancellable lease agreements. The following represents our debt maturities, financings, leases and other contractual commitments as of December 31, 2018:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(€’000)
Long-term debt obligations(1)	1,598,739	62,372	133,221	131,651	1,271,495
Capital (finance) lease obligations(2)	66,085	21,686	5,256	21,463	17,680
Operating lease obligations(3)	437,816	35,739	71,847	75,404	254,826
Energy purchase commitments	24,032	24,032	—	—	—
Other contractual purchase commitments	36,259	25,359	2,296	1,148	7,456
Capital purchase commitments	357,500	357,500	—	—	—
Total	2,520,431	526,688	212,620	229,666	1,551,457

Notes:

(1)	Long-term debt obligations include the Senior Notes and mortgages, including interest related thereto.
(2)	Capital (finance) lease obligations include future interest payments, and where we exercised purchase options, the amount payable upon transfer of ownership.
(3)	Operating lease obligations include the lease of property and equipment.

As of December 31, 2018, we entered into 18 irrevocable bank guarantees with ABN AMRO Bank, BNP Paribas and La Caixa, amounting to €16.4 million in aggregate. These bank guarantees include one guarantee that was provided in lieu of a cash deposit for a real estate purchase contract. The remaining bank guarantees were primarily provided in lieu of cash deposits for lease contracts and either automatically renew in successive one-year periods or, in each case, remain in effect until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is included in other (non-)current assets on our statement of financial position. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of December 31, 2018, we were contractually committed for €357.7 million of unaccrued capital expenditure, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers before making them available to customers for installation. This amount, which is expected to be paid in 2019, is reflected in the table above as “Capital purchase commitments”.

We have other non-capital purchase commitments in place as of December 31, 2018, such as commitments to purchase power in select locations, through the year 2019, for a total amount of €24.0 million. In addition, we have committed to purchase goods or services to be delivered or provided during 2019 and beyond. Such other purchase commitments as of December 31, 2018, which totaled €36.3 million, are also reflected in the table above as “Other contractual purchase commitments”.

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditure consistent with our disciplined expansion and conservative financial management in our various data center expansion projects during 2019 in order to complete the work needed to open these data centers. Such non-contractual capital expenditure is not reflected in the table above.

On January 18, 2013, the Group completed a €10.0 million financing agreement, consisting of two loans that are secured by mortgages on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl and a pledge on the rights under the intergroup lease agreements between Interxion Real Estate II Sarl and Interxion Real Estate III Sarl, as lessors, and Interxion France SAS, as lessee, and are guaranteed by Interxion France SAS. The principal amounts of the mortgage loans are required to be repaid in quarterly installments collectively amounting to €167,000 of which the first quarterly installment was paid on April 18, 2013. The mortgage loans have a maturity of 15 years and a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The financing agreement requires the interest rate to be fixed for a minimum of 40% of the principal outstanding amount for a minimum of six years. In April 2013, the interest rate was fixed for approximately 75% of the principal outstanding amount for a period of ten years. The financing agreement does not include any financial covenants.

On April 1, 2014, the Group completed a €9.2 million financing agreement, consisting of a loan that is secured by a mortgage on the data center property in Belgium owned by Interxion Real Estate IX N.V. and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate IX N.V., as lessor, and InterXion Belgium N.V., as lessee, and is guaranteed by Interxion Real Estate Holding B.V. The principal amount of the mortgage loan is required to be repaid in quarterly installments of €153,330 of which the first quarterly installment was paid on July 31, 2014. The mortgage loan has a maturity of 15 years and a variable interest rate based on EURIBOR plus 200 basis points. The financing agreement does not include any financial covenants.

On October 13, 2015, the Group completed a €15.0 million financing agreement, consisting of a loan that is secured by a mortgage on certain data center property (FRA8 and FRA10) in Germany owned by Interxion Real Estate I B.V. and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate I B.V., as lessor, and Interxion Deutschland GmbH, as lessee. The principal amount of the mortgage loan is required to be repaid in four annual installments of €1.0 million of which the first annual installment was paid on September 30, 2016, and a final installment of €11.0 million which is due on September 30, 2020. The mortgage loan has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate I B.V.

On April 8, 2016, the Group completed a €14.6 million financing agreement, consisting of a loan that is secured by a mortgage on certain data center property in Austria owned by Interxion Real Estate VII GmbH and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate VII GmbH, as lessor, and Interxion Österreich GmbH, as lessee. The principal amount of the mortgage loan is required to be repaid in 177 monthly installments, increasing from €76,000 to €91,750. The mortgage loan has a maturity of fourteen years and nine months and has a variable interest rate based on EURIBOR plus 195 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate VII GmbH.

On December 1, 2017, the Group renewed a €10.0 million financing agreement, entered into in 2012, consisting of a loan that is secured by a mortgage on certain data center property in The Netherlands owned by Interxion Real Estate IV B.V. The principal amount of the mortgage loan is required to be repaid in four annual instalments of €667,000 commencing in December 2018 and a final installment of €7,332,000 which is due on December 31, 2022. The mortgage loan has a variable interest rate based on EURIBOR (subject to a zero percent EURIBOR floor) plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate IV B.V.

On July 12, 2018, the Group completed a €6.0 million financing agreement, consisting of a loan that is secured by a mortgage on certain data center property in The Netherlands owned by Interxion Real Estate V B.V. and a pledge on rights under the intergroup lease agreement between Interxion Real Estate V B.V., as lessor, and Interxion Nederland B.V., as lessee. The principal amount of the mortgage loan is required to be repaid in four annual instalments of €400,000 commencing July 12, 2019 and a final installment of €4,400,000 which is due on July 1, 2023. The mortgage loan has a variable interest rate based on EURIBOR plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate V B.V.

Critical Accounting Estimates

Basis of Measurement

We present our financial statements in thousands of euro. They are prepared under the historical cost convention except for certain financial instruments. The financial statements are presented on the going-concern basis. Our functional currency is the euro.

The accounting policies set out below have been applied consistently by us and our wholly-owned subsidiaries.

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

Judgments, estimates and assumptions applied by management in preparing the financial statements are based on circumstances as of December 31, 2018 and based on Interxion operating as a stand-alone company.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below.

Property, Plant and Equipment and Depreciation

Estimated remaining useful lives and residual values of property plant and equipment, including assets recognized upon a business combination, are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the fair value less costs to sell or the value in use, compared with net book value.

The calculation of estimated future cash flows and residual values is based on our best estimates of future prices, output and costs and is therefore subjective. In addition, the valuation of some of the assets under construction requires judgments, which are related to the probability of signing lease contracts and obtaining planning permits. Regarding the properties acquired as part of the acquisition of InterXion Science Park B.V. in 2017, we recognized fair value at acquisition date, based on the highest and best use.

Intangible Assets and Amortization

Estimated remaining useful lives of intangible assets, including those recognized upon a business combination, are reviewed annually. The carrying values of intangible assets are also reviewed for impairment where there has been a triggering event by assessing the fair value less costs to sell or the value in use, compared with net book value. The calculation of estimated future cash flows is based on our best estimates of future prices, output and costs and is therefore subjective. The customer portfolio acquired as part of the acquisition of InterXion Science Park B.V. in 2017 was valued based on the multi-period excess earnings method, which considers the present value of net cash flows expected to be generated by the customer portfolio, excluding any cash flows related to contributory assets.

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

Costs of Site Restoration

Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly based on rents, remaining terms, contracted extension possibilities and the probability of lease terminations. A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease term is required to be made and the likelihood of this liability is estimated to be probable. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability.

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

Share-based Payments

Equity-settled share-based payments are issued to certain employees under the terms of the long-term incentive plans. The charges related to equity-settled share-based payments and options to purchase ordinary shares, are measured at fair value at the grant date. Fair values are being redetermined for market conditions as of each reporting date, until final grant date. The fair value at the grant date of options is determined using the Black Scholes model and is expensed over the vesting period. The fair value at grant date of the performance shares is determined using the Monte Carlo model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Company’s share price at the date of the grant.

Senior Notes

The Senior Notes are valued at cost. The Indenture includes optional redemption provisions, which allow us to redeem the Senior Notes before their stated maturity. As part of the initial measurement of the amortized cost value of the Senior Notes, we have assumed that the Senior Notes will be held to maturity. If we redeem all or part of the Senior Notes before their stated maturity, the liability will be re-measured based on the original effective interest rate. The difference between the liability of excluding a change in assumed early redemption and the liability compared with including a change in assumed early redemption, will be reflected in our profit and loss.

New Standards and Interpretations not yet adopted

The new standards, and amendments to standards listed below are available for early adoption in the annual period beginning January 1, 2018, although they are not mandatory until a later period. The Group has decided to adopt IFRS 16 as from January 1, 2019.

Effective date	New standard or amendment
Standards
January 1, 2019	IFRS 16 – Leases

Amendments
Deferred indefinitely	Amendments to IFRS 10 and IAS 28: Sale or contribution of assets between an investor and its associate or joint venture

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 - Leases, the new accounting standard for leases. The new standard is effective for annual periods beginning on or after January 1, 2019 and will replace IAS 17 – Leases and IFRIC 4 – Determining whether an Arrangement contains a Lease. IFRS 16 was endorsed by the EU in October 2017.

Leases in Which the Group is a Lessee

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

The most significant impact on the income statement is that operating lease expenses will no longer be recognized, except for those lease contracts for which the Group is going to apply the practical expedients mentioned hereafter. The impact of lease contracts on the consolidated income will move from cost of sales to amortization of the right of use asset and interest relating to the lease liability. As a result, certain key metrics such as operating profit and Adjusted EBITDA will change significantly. Compared to lease accounting under IAS 17, total expenses will be higher in the earlier years of a lease and lower in the later years.

The lease liability will be calculated based on the minimum future lease payments under the lease contract, discounted at the incremental borrowing rate, which is calculated per class of leased assets (e.g. real estate, ducts, cars and office equipment) and per country in which the relevant asset is operating. Additionally, the incremental borrowing rate will be the rate at which the interest charges relating to the lease liability are calculated.

Implementation of IFRS 16 is not expected to have a significant impact on the Group’s compliance with the debt covenants in the Revolving Facility Agreement and Indenture because the relevant definitions in the Revolving Facility Agreement and Indenture exclude the impact of IFRS 16.

The Group elected to apply the practical expedients for lease contracts with a lease terms ending within twelve months from the date of initial contract start date, and lease contracts for which the underlying asset is of low value. As a result, it will not apply lease accounting to these contracts. Furthermore, the payments under lease contracts in which the Group is a lessee have not been separated into lease- and non-lease elements.

Leases in Which the Group is a Lessor

The Company has investigated which elements of its contracts with customers will be subject to lessor accounting under the requirements of IFRS 16. The portion of the contracts with customers that meet the criteria for recognition of a lease (primarily real estate) based on guidance in IFRS 16 will be identified as lease elements and fall within the scope of IFRS 16 and no longer within the scope of IFRS 15 – Revenue from contracts with customers as from January 1, 2019, since leases are specifically excluded from that standard. Therefore, as of January 1, 2019, the Group accounted for the lease-elements in its contracts with customers in accordance with IFRS 16. Non-lease elements which are included in those contracts will continue to be accounted for in accordance with IFRS 15.

Transition

The Group adopted IFRS 16 on January 1, 2019, using the modified retrospective approach, and applied the practical expedient to grandfather the definition of a lease on transition and therefore did not apply IFRS 16 to all contracts entered into before January 1, 2019 which were not identified as leases in accordance with IAS 17 and IFRIC 4.

Impact analysis

The adoption of IFRS 16 had the following significant impact on the opening balance sheet of 2019 compared to the consolidated statement of financial position as of December 31, 2018:

•	a €420 million increase in non-current assets due to the recognition of right-of-use assets relating to leases that were accounted for under IAS 17 as operating leases;

•	a €20 million decrease in current assets due to reclassification of certain prepayments to the right-of-use assets;

•	a €422 million increase in financial liabilities due to the recognition of lease liabilities relating to leases that were accounted for under IAS 17 as operating leases; and

•	a €22 million decrease in current liabilities due to the reclassification of certain accruals to lease liabilities.

In addition to the above impact, the adoption of IFRS 16 also resulted in a reclassification of finance lease liabilities from borrowings to lease liabilities and impacted the consolidated income statement and certain of the Company’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated income statement and the consolidated statement of cash flows. The application of the new standard will decrease both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase of underlying Adjusted EBITDA, but this will largely be offset by corresponding increases in depreciation and finance expenses, and hence the impact on the Company’s Net income for the year will not be material. Net cash flows from operating activities will increase due to certain lease expenses no longer being recognized as operating cash outflows, however this will be offset by a corresponding decrease in Net cash flows from financing activities due to repayments of the principal amount of lease liabilities.

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

Senior Management and Board of Directors

Names, positions and ages of the members of our Senior Management and our Directors:

Name	Age	Position(1)	Term Expiration Date(2)
David Ruberg	73	President, Chief Executive Officer, Vice-Chairman and Executive Director	2019
John Doherty	54	Chief Financial Officer
Giuliano Di Vitantonio	51	Chief Marketing and Strategy Officer
Jaap Camman	52	Senior Vice President, Legal
Jan Pieter Anten	46	Senior Vice President, Human Resources
Adriaan Oosthoek	50	Senior Vice President, Operations and ICT
Frank Esser	60	Non-Executive Director	2020
Mark Heraghty	55	Non-Executive Director	2020
David Lister	60	Non-Executive Director	2021
Jean F.H.P. Mandeville	59	Chairman and Non-Executive Director	2019
Rob Ruijter	67	Non-Executive Director	2021

Notes:

(1)	All our Directors except our Chief Executive Officer, David Ruberg, are independent.
(2)	The term of office expires at the Annual General Meeting of Shareholders held in the year indicated.

The business address of all members of our Senior Management and of our Directors is at our registered offices located at Scorpius 30, 2132 LR Hoofddorp, The Netherlands.

The principal functions and experience of each of the members of our Senior Management and our Directors are set out below:

David Ruberg, President, Chief Executive Officer, Vice-Chairman and Executive Director

Mr. Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice-Chairman of the Board of Directors when it became a one-tier board in 2011. Mr. Ruberg served as Chairman of the Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until its conversion into a one-tier board. He was affiliated with Baker Capital, a private equity firm, from January 2002 to October 2007. From April 1993 to October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, where he contributed to the development of operating systems and computer languages. He holds a Bachelor’s degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan.

John Doherty, Chief Financial Officer

Mr. Doherty joined Interxion as Chief Financial Officer on November 1, 2018 and is responsible for providing leadership to corporate strategy and development activities and overall financial operations. He joined from Verizon, where he held various senior management roles over the past 20 years including from 2012—2018 as Senior Vice President, Corporate Development and President & Chief Investment Officer for Verizon Ventures. He was also Chief Financial Officer for Verizon’s Shared Services, Enterprise and International Organizations. He has previously worked in Bangkok for TelecomAsia and in the U.K. for NYNEX Cablecomms. Mr. Doherty holds a degree in economics from Stonybrook University and has attended the MBA program at Baruch College as well as Wharton’s Executive Education program.

Giuliano Di Vitantonio, Chief Marketing and Strategy Officer

Mr. Di Vitantonio joined Interxion in January 2015 and is responsible for our market and product strategies, including product management, product marketing, segment strategy and business development. He joined from Cisco Systems, where he held the position of Vice President Marketing, Data Center and Cloud.

Mr. Di Vitantonio has more than 20 years’ experience in the IT industry, including 17 years at Hewlett-Packard, where he held a broad range of positions in R&D, strategy, consulting, business development and marketing. His areas of expertise include IT management software, enterprise applications, data center infrastructure and business intelligence solutions. He holds a Master’s Degree in EE/Telecommunications from the University of Bologna and an MBA from the London Business School.

Jaap Camman, Senior Vice President, Legal

Mr. Camman is responsible for all legal and corporate affairs across the Group. He joined us in November 1999 as Manager Legal and has been a member of our Executive Committee since July 2002. Before joining us, he worked for the Dutch Government from February 1994 to October 1999. His latest position was Deputy Head of the Insurance Division within The Netherlands Ministry of Finance. Mr. Camman holds a Law Degree from Utrecht University.

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

Frank Esser, Non-Executive Director

Mr. Esser was appointed to our Board of Directors in June 2014. Since 2000, he has held various positions with the French telecom operator SFR, where, from 2002 to 2012, he was President and CEO. From 2005 to 2012, he was a member of the Board of Vivendi Management. Before that he was a Senior Vice President of Mannesmann International Operations until 2000. Mr. Esser serves on the board of Swisscom AG. Mr. Esser is a Business Administration graduate from Cologne University and he holds a Doctorate in Business Administration from Cologne University.

Mark Heraghty, Non-Executive Director

Mr. Heraghty was appointed to our Board of Directors in June 2014. He is a Director of Ravenscourt Consulting Services Ltd which he established in December 2018. In February 2019 Mr. Heraghty was appointed as a Non-Executive Director of Jurassic Fibre Holdings Ltd. and before that he served as Chairman of John Henry Group Ltd from December 2016 until October 2018. His most recent executive role was as Managing Director of Virgin Media Business. From 2006 to 2009, he was President EMEA for Reliance Globalcom with regional responsibility for the former FLAG Telecom and Vanco businesses which Reliance acquired. From 2000 to 2003, he was the CEO Europe for Cable & Wireless. Mr. Heraghty graduated from Trinity College Dublin with a degree in Mechanical Engineering (1985) and holds an MBA from Warwick University (1992).

David Lister, Non-Executive Director

Mr. Lister serves on our Board of Directors, to which he was appointed in June 2018. He has numerous years of experience working for a number of large multi-national businesses in the area of Operations and Technology Management. In particular, leading and developing large-scale Global IT organizations and designing and delivering complex business and technology change. Many of Mr. Lister’s roles focused on delivering the integration of business processes and organizational structures underpinned by technology standardization and followed the acquisition or merger of businesses. More recently, he has been focused on delivering cloud based digital solutions to create new products and services and creating defensive capabilities to protect businesses from the threat of Cyber Terrorism and Information Security breaches. Mr. Lister also currently sits on the Board of FDM Group plc., Weatherby’s, HSBC Bank plc and Nuffield Health. Mr. Lister studied Architecture at the University of Edinburgh.

Jean F.H.P. Mandeville, Chairman and Non-Executive Director

Mr. Mandeville serves on our Board of Directors, to which he was appointed in January 2011. Since June 8, 2015, Mr. Mandeville has served as the Chairman of the Board. From October 2008 to December 2010, he served as Chief Financial Officer and Board member of MACH S.à.r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd. from February 2005 to September 2008. Mr. Mandeville joined Global Crossing in February 2005, where he was responsible for all of its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. From 1992 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia Pacific from June 1999 to July 2000 and General Manager, Special Projects from January 1998 to July 1999. He was a Senior Consultant with Coopers & Lybrand, Belgium from 1989 to 1992. Mr. Mandeville graduated from the University Saint-Ignatius Antwerp with a Master’s in Applied Economics in 1982 and a Special degree in Sea Law in 1985.

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

The class I Directors serve for a term expiring at the Annual General Meeting of Shareholders in 2020, the class II Directors serve for a term expiring at the Annual General Meeting of Shareholders in 2021 and the class III Directors serve for a term expiring at the Annual General Meeting of Shareholders in 2019. At each Annual General Meeting of Shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding Annual General Meeting of Shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

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

Board Committees

The Board has established an Audit Committee, a Compensation Committee and a Nominating Committee. Each of the Audit Committee, Compensation Committee and Nominating Committee were in compliance with the NYSE listed company board committee independence requirements as of and for the year ended December 31, 2018. However, Rule 303A permits us as a foreign private issuer to follow home country practice with regard to, among others, the independence requirement for our Compensation Committee and for our Nominating Committee. The Board may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations, our Articles of Association and any applicable Board rules.

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

Compensation Committee

Our Compensation Committee consists of four independent Directors, Mark Heraghty (Chair), Rob Ruijter, Frank Esser and David Lister. Among other things, the Compensation Committee reviews, and makes recommendations to the Board regarding, the compensation and benefits of our CEO and the Board. The Compensation Committee also administers the awards under our equity incentive plan and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants.

Under Section 303A.05 of the NYSE rules, which govern compensation committees, the Company’s Compensation Committee meets the NYSE independence standard.

Nominating Committee

Our Nominating Committee consists of four independent Directors, Jean Mandeville, Frank Esser (Chair), Mark Heraghty and David Lister. The Nominating Committee is responsible for, among other things, developing and recommending corporate governance guidelines to the Board, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next Annual Meeting of Shareholders and selecting director candidates to fill any vacancies on the Board.

Under Section 303A.04 of the NYSE rules, which govern nominating/corporate governance committees, the Company’s Nominating Committee meets the NYSE independence standard.

Compensation

The aggregate reported compensation expense of our Executive Director and the Non-Executive Directors of the Board for the year ended December 31, 2018, is set forth below. The “Share-based payment charges” and the “Total” numbers included in the following table are calculated in accordance with IFRS and reflect the current year charges for shares that started their vesting period in prior years and those that started to vest in 2018.

	Annual compensation	Bonus	Share- based payment charges	Termination / post- employment benefits	Total
				(€’000)
D.C. Ruberg	590	735	4,301	—	5,626
F. Esser	65	—	40	—	105
M. Heraghty	70	—	40	—	110
D. Lister(1)	23	—	20	—	43
J.F.H.P. Mandeville	90	—	40	—	130
R. Ruijter	75	—	40	—	115
Subtotal	913	735	4,481	—	6,129
Executive Committee (excluding D.C. Ruberg)(2)	1,300	900	2,564	65	4,829
Total	2,213	1,635	7,045	65	10,958

Notes:

(1)	D. Lister was appointed to our Board of Directors in June 2018. His compensation has been calculated on a pro rata basis.
(2)	The compensation for the Executive Committee (excluding D.C. Ruberg) includes the compensation for J. Doherty, J. Camman, J.P. Anten, G. Di Vitantonio and A. Oosthoek.

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

The terms and conditions of the 2017 Plan not only apply to the 2017 and 2018 conditional performance share award and future awards to our Executive Director, but also retroactively to all shares from the conditional performance share awards made to the Executive Director in 2016, that were unvested at the time of the adoption of the 2017 Plan on May 13, 2017.

The total number of shares that may be granted pursuant to the 2013 Amended Plan and the 2017 Plan is 5,273,371 shares (the “Share Pool”). The Share Pool includes grants made under the 2013 Plan, the 2013 Amended Plan and the 2017 Plan. Shares subject to awards that expire, terminate or are otherwise surrendered, canceled or forfeited under the 2013 Plan, the 2013 Amended Plan or the 2017 Plan are returned to the Share Pool. Taking into account the grants made under those plans, as of December 31, 2018, approximately 1.4 million shares are available for grant.

For more information regarding Non-Executive Director, Executive Director and other senior management compensation, including incentive plans and awards, please see Note 26 of our 2018 consolidated financial statements.

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

On December 8, 2016, the revised Dutch Corporate Governance Code was published. Beginning in 2018 Dutch listed companies were required to report in compliance with this revised Code for the financial years ending December 31, 2017, and beyond. The Company complies with the requirements in the revised Dutch Corporate Governance Code or explains instances where it is not fully compliant.

For the year ended December 31, 2018, we complied with the applicable NYSE rules and we intend to do so going forward. We also intend to comply with the Dutch Corporate Governance Code, but where the NYSE rules conflict with the Dutch Corporate Governance Code, we intend to comply with the NYSE rules. For further information with respect to the composition of the Board committees, see “—Board Committees” above.

Stock Options, Restricted and Performance Shares

As of April 15, 2019, our directors and senior managers were granted the awards (restricted and performance shares outstanding) as set out below. The awards are awards granted under the “Amended 2013 Plan” and the “2017 Plan”.

The ordinary shares beneficially owned by our directors and senior managers are disclosed in Item 7, “Major Shareholders and Related Party Transactions”.

Name	Awards granted outstanding	Awards granted outstanding, but unvested	Award Expiration Date
D. Ruberg	107,571	107,571	January 1, 2020	(1)(2)
	46,808	46,808	January 1, 2021	(1)(3)
	45,116	45,116	January 1, 2022	(1)(4)
F. Esser	746	746	June, 2019	(1)(5)
M. Heraghty	746	746	June, 2019	(1)(5)
D. Lister	746	746	June, 2019	(1)(5)
J.F.H.P. Mandeville	746	746	June, 2019	(1)(5)
Rob Ruijter	746	746	June, 2019	(1)(5)
J. Doherty	20,000	20,000	November 1, 2020	(6)
G. Di Vitantonio	8,656	8,656	January 1, 2020	(1)(7)
	13,700	13,700	January 1, 2021	(1)(8)
	17,807	17,807	January 1, 2022	(1)(12)
J. Camman	2,500	2,500	January 1, 2020	(1)(6)
	3,280	3,280	January 1, 2020	(1)(7)
	6,480	6,480	January 1, 2021	(1)(8)
	6,662	6,662	January 1, 2022	(1)(9)
J.P. Anten	2,500	2,500	January 1, 2020	(1)(6)
	3,245	3,245	January 1, 2020	(1)(7)
	6,677	6,677	January 1, 2021	(1)(8)
	8,371	8,371	January 1, 2022	(1)(9)
A. Oosthoek	1,172	1,172	November 1, 2019	(6)
	5,071	5,071	January 1, 2020	(1)(7)
	9,681	9,681	January 1, 2021	(1)(8)
	10,115	10,115	January 1, 2022	(1)(9)

Notes:

(1)	Represents awards of performance shares and restricted shares which contractually will vest and any lock up provisions will expire immediately upon a change of control.
(2)

Represents performance shares related to the year ended December 31, 2016, adjusted for to relative TSR performance adjustment (over the 2016 – 2018 performance period), approved by the Board in April 2019 and subject to Shareholder approval at the 2019 Annual General Meeting.

(3)

Represents performance shares related to the year ended December 31, 2017, subject to relative TSR performance adjustment (over the 2017 – 2019 performance period), Board approval and Shareholder approval at the 2020 Annual General Meeting.

(4)

Represents performance shares related to the year ending December 31, 2018, subject to relative TSR performance adjustment (over the 2018 – 2020 performance period), Board approval and Shareholder approval at the 2021 Annual General Meeting.

(5)

Represent awards of restricted shares to Non-executive Directors that were approved at the Annual General Meeting in June 2018. The awards, subject to the Non-executive Directors having served the entire period between the 2018 and 2019 Annual General Meetings, will vest at the next Annual General Meeting, which we anticipate will be held in June 2019. After vesting, these restricted shares are subject to lock-up provisions.

(6)	Represent awards of restricted shares.
(7)	Represents performance shares related to the year ended December 31, 2016, after final adjustment in accordance with the applicable LTI plan.
(8)	Represents performance shares related to the year ended December 31, 2017, after final adjustment in accordance with the applicable LTI plan.
(9)	Represents performance shares related to the year ending December 31, 2018, after initial adjustment in accordance with the applicable LTI plan.

See Note 21 “Share-based payments” of our 2018 consolidated financial statements for further disclosure of the vesting schedules of performance share awards.

Employees

For a discussion of the number of employees, see Item 4 “Information on the Company—Employees”.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information with respect to Directors, Senior Management and major shareholders, meaning shareholders that are beneficial owners of 5% or more of our ordinary shares as of April 15, 2019.

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

	Shares Beneficially owned
Name of Beneficial Owner	Number	Percent (%)
5% Shareholders
Franklin Resources, Inc.(1)	5,015,795	6.97%
Ameriprise Financial, Inc. (2)	3,916,406	5.44%
Directors and Senior Management
David Ruberg(3)	1,003,000	1.40%
Jean F.H.P. Mandeville(4)	12,314	*
Frank Esser(4)	5,841	*
Mark Heraghty(4)	5,841	*
David Lister(5)	—	*
Rob Ruijter(4)	5,841	*
John Doherty(6)	5,995	*
Giuliano Di Vitantonio(7)	34,045	*
Jaap Camman(8)	9,810	*
Jan Pieter Anten(9)	12,526	*
Adriaan Oosthoek (10)	23,100	*

Notes:

(1)	Franklin Resources, Inc. filed a schedule 13G on January 28, 2018, in which it reported 5,015,795 ordinary shares were beneficially owned by Franklin Resources, Inc.
(2)

Ameriprise Financial, Inc. (“AFI”) filed a schedule 13G on February 14, 2019, in which it reported 3,916,406 ordinary shares were beneficially owned by Ameriprise Financial, Inc. This includes 3,791,021 ordinary shares held by Threadneedle Asset Management Limited (“TAML”) and 125,385 ordinary shares held by AFI. TC Financing Ltd (“TCFL”) is the parent entity to TAML. Threadneedle Asset Management Holdings Limited (“TAMHL”) is the parent entity to TCFL. TAM UK Holdings Limited (“TUHL”) is the parent entity to TAMHL. Threadneedle Holdings Limited (“THL”) is the parent entity to TUHL. Threadneedle Asset Management Holdings Sarl (“TAMH”) is a holding company for various companies including THL and its subsidiary entities. Ameriprise International Holdings GmbH (“AIHG”) is a holding company for various companies including TAMH and its subsidiary entities. AFI, as the parent company of AIHG, TAMH, THL, TUHL, TAMHL, TCFL and TAML, may be deemed to beneficially own the shares held by TAML. Each of AFI, AIHG, TAMH, THL, TUHL, TAMHL, TCFL and TAML disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

(3)	Mr. Ruberg is our President, Chief Executive Officer, Vice-Chairman and Executive Director. Mr. Ruberg’s shares beneficially owned consist of ordinary shares.
(4)	Messieurs Esser, Heraghty, Mandeville, and Ruijter own our shares and restricted shares (subject to lock-up provisions).
(5)	David Lister was appointed to our Board of Directors in June 2018. As at April 15, 2019, he does not beneficially own any of our shares.
(6)	Mr. Doherty joined Interxion as Chief Financial Officer in November 2018. Mr. Doherty’s total shares beneficially owned consist of ordinary shares.
(7)	Mr. Di Vitantonio is our Chief Marketing and Strategy Officer. Mr. Di Vitantonio’s total shares beneficially owned consist of ordinary shares of which some are subject to lock-up provisions.
(8)	Mr. Camman is our Senior Vice President of Legal and Corporate Secretary. Mr. Camman’s total shares beneficially owned consist of ordinary shares of which some are subject to lock-up provisions.

(9)	Mr. Anten is our Senior Vice President of Human Resources. Mr. Anten’s total shares beneficially owned consist of ordinary shares, of which some are subject to lock-up provisions.
(10)	Mr. Oosthoek is our Senior Vice President Operations and ICT. Mr. Oosthoek’s total shares beneficially owned consist of ordinary shares, of which some are subject to lock-up provisions.
*	Indicates beneficial ownership of less than 1 percent of the class of shares.

We effected a registered public offering of our ordinary shares, which began trading on the NYSE on January 28, 2011. Our major shareholders have the same voting rights as our other shareholders. As of April 15, 2019, we had 13 shareholders of record. Two of those, located in the United States, held in aggregate 71,764,340 ordinary shares, representing approximately 99.8% of our outstanding ordinary shares. The United States shareholders of record include, however, Cede & Co., which, as nominee for The Depository Trust Company, is the record holder of 71,745,530 ordinary shares. Accordingly, we believe that the shares held by Cede & Co. include ordinary shares beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

As reported on Schedule 13G/A, Amendment No. 2, filed on February 16, 2016, by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC, Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 5,356,519 ordinary shares, 4,532,737 ordinary shares and 5,361,519 ordinary shares of the Company, respectively, constituting 7.7%, 6.5% and 7.7% of the outstanding ordinary shares, respectively. As reported on Schedule 13G/A, Amendment No. 3, filed on February 6, 2017, by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC, Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 4,471,424 ordinary shares, 3,542,072 ordinary shares and 4,476,424 ordinary shares of the Company, respectively, constituting 6.3%, 5.0% and 6.3% of the outstanding ordinary shares, respectively. As reported on Schedule 13G/A, Amendment No. 4, filed on February 14, 2018, by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC, Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 4,342,083 ordinary shares, 3,310,807 ordinary shares and 4,342,083 ordinary shares of the Company, respectively, constituting 6.1%, 4.6% and 6.1% of the outstanding ordinary shares, respectively. As reported on Schedule 13G/A, Amendment No. 5, filed on February 14, 2019, by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC, Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler managed funds and advised accounts with aggregate beneficial ownership of 2,821,396 ordinary shares, 1,941,456 ordinary shares and 2,825,626 ordinary shares of the Company, respectively. As at April 15, 2019, this constitutes 3.92%, 2.70% and 3.93% of the outstanding ordinary shares, respectively.

As reported on Schedule 13G, filed on February 12, 2016, by Thornburg Investment Management Inc. with the SEC, Thornburg Investment Management Inc. beneficially owned 4,581,372 ordinary shares of the Company, constituting 6.58% of the outstanding ordinary shares. As reported on Schedule 13G/A, Amendment No. 1, filed on February 8, 2017, by Thornburg Investment Management Inc. with the SEC, Thornburg Investment Management Inc beneficially owned 2,130,044 ordinary shares of the Company. As at April 15, 2019, this constitutes 2.96% of the outstanding ordinary shares.

As reported on Schedule 13G, filed on November 27, 2017, by Norges Bank with the SEC, Norges Bank beneficially owned 3,607,741 ordinary shares of the Company, constituting 5.06% of the outstanding ordinary shares. As reported on Schedule 13G, Amendment No. 1, filed on September 18, 2018, by Norges Bank with the SEC, Norges Bank beneficially owned 3,576,019 ordinary shares of the Company. As at April 15, 2019, this constitutes 4.97% of the outstanding ordinary shares.

As reported on Schedule 13G, filed on February 15, 2018, by Principal Real Estate Investors, LLC, with the SEC, Principal Real Estate Investors, LLC, beneficially owned 3,874,188 ordinary shares of the Company, constituting 5.4% of the outstanding ordinary shares. As reported on Schedule 13G/A, Amendment No. 1, filed on February 14, 2019, by Principal Real Estate Investors, LLC, with the SEC, Principal Real Estate Investors, LLC, beneficially owned 3,436,979 ordinary shares of the Company. As at April 15, 2019, this constitutes 4.78% of the outstanding ordinary shares.

As reported on Schedule 13G, filed on January 28, 2019, by Franklin Resources, Inc. with the SEC, Franklin Resources Inc. beneficially owned 5,015,795 ordinary shares of the Company. As at April 15, 2019, this constitutes 6.97% of the outstanding ordinary shares.

As reported on Schedule 13G, filed on February 14, 2019, by Ameriprise Financial, Inc. with the SEC, Ameriprise Financial Inc. and certain of its direct and indirect subsidiaries beneficially owned 3,916,406 ordinary shares of the Company. As at April 15, 2019, this constitutes 5.44% of the outstanding ordinary shares.

To our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person either severally or jointly. As far as is known to us, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company.

Related party transactions

Transactions with related parties are disclosed in note 26 of our Financial Statements.

ITEM 8: FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings, please refer to Item 4 “Information on the Company”, above.

Dividends and Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying dividends on our ordinary shares. Our Board of Directors has the discretion to determine to what extent profits shall be retained by way of a reserve. The remaining profits will be at the disposal of our General Meeting of Shareholders for distribution of a dividend or to be added to the reserves or for such other purposes as our General Meeting of Shareholders decides, upon a proposal of our Board of Directors. Our Board of Directors, in determining whether to recommend to our shareholders the payment of dividends, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant. In addition, the Indenture and the Revolving Facility Agreement limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. To the extent we pay dividends in euro, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euro. Shareholders will bear any costs related to the conversion of euro into U.S. dollars.

We are a holding company incorporated in The Netherlands. Under Dutch law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business and subject to Dutch law and our Articles of Association. See Item 10 “Additional Information—General—Articles of Association and Dutch Law”. We rely on dividends paid to us by our wholly-owned subsidiaries in the United Kingdom, France, Germany, Austria, The Netherlands, Ireland, Spain, Sweden, Switzerland, Belgium and Denmark to fund the payment of dividends, if any, to our shareholders.

ITEM 9: THE OFFER AND LISTING

Markets

Our ordinary shares began trading on the NYSE under the symbol “INXN” on January 28, 2011. As of April 30, 2019, our ordinary shares were not listed on any other markets.

ITEM 10: ADDITIONAL INFORMATION

Material contracts

The Revolving Facility Agreement dated as of June 18, 2018, among the Company and the financial institutions party thereto, as arrangers and ABN AMRO Bank N.V. as agent.

On June 18, 2018, we entered into a €200.0 million revolving facility agreement (the “Revolving Facility Agreement”) between, among others, the Company, the arrangers named therein and ABN AMRO Bank N.V. as agent (for the purpose of this section, the “Agent”), pursuant to which the Revolving Facility has been made available to the Company. In the first quarter of 2019, we increased the Revolving Facility by €100.0 million for a total commitment of €300.0 million.

Borrowings under the Revolving Facility will be used to finance our general corporate and working capital needs (including capital expenditure, acquisitions and investments, which are not prohibited by the Revolving Facility Agreement).

The Revolving Facility initially bears interest at an annual rate equal to EURIBOR (or, for loans denominated in Sterling, USD, DKK, SEK or CHF, LIBOR, CIBOR or STIBOR (as applicable)), all subject to a 0% floor, plus a margin of 2.00% per annum, subject to a margin ratchet pursuant to which the margin may increase thereafter on certain specific dates and subject to a maximum margin of 3.50% per annum.

We are also required to pay a commitment fee, quarterly in arrears, on available but undrawn commitments under the Revolving Facility at a rate of 30% of the then applicable margin.

The Revolving Facility currently has a final maturity date of June 18, 2023. Any amount still outstanding at that time will be immediately due and payable. Subject to certain conditions, any borrower under the Revolving Facility Agreement may voluntarily prepay the utilizations and the borrower may permanently cancel all or part of the available commitments under the Revolving Facility in a minimum amount of €1,000,000 by giving not less than, three business days’ (or, in each case, such shorter period as the required majority lenders under the Revolving Facility Agreement agree) prior notice to the Agent.

Subject to certain conditions, we may reborrow amounts repaid.

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

Drawdowns under the Revolving Facility are subject to satisfaction of certain conditions precedent on the date the applicable drawdown is requested and on the date such loan is utilized including: (i) no default (or no acceleration event for rollover of existing loans at the end of an interest period) is continuing or would result from such drawdown and (ii) (in the case of new borrowings) certain repeating representations and warranties specified in the Revolving Facility Agreement being true in all material respects.

The Revolving Facility Agreement contains customary operating and restrictive covenants, subject to certain agreed exceptions, qualifications and thresholds as well as customary events of default (subject in certain cases to agreed grace periods, qualifications and thresholds), including a cross default with respect to an event of default under the Indenture (as defined below) governing the Senior Notes (as defined below). The Revolving Facility Agreement also requires the Company, each borrower and each guarantor to observe certain customary affirmative covenants (subject to certain agreed exceptions, qualifications and thresholds) and requires the Company to comply with a net leverage ratio financial covenant (calculated as the ratio of consolidated total net debt at each quarter end to pro forma Adjusted EBITDA for the 12 months ending on that quarter end) provided that the Test Condition applies.

The Indenture dated June 18, 2018, among InterXion Holding N.V., as issuer, the guarantors party thereto, The Bank of New York Mellon, London Branch, as trustee and paying agent and The Bank of New York Mellon SA/NV, Luxembourg Branch as transfer agent and registrar.

On June 18, 2018, the Company issued an aggregate principal amount of €1,000.0 million 4.75% Senior Notes due 2025 (the “Initial Notes”). On September 20, 2018, the Company issued a further €200.0 million aggregate principal amount of 4.75% Senior Notes due 2025 (the “Additional Notes” and, together with the Initial Notes, the “Senior Notes”). The Additional Notes were issued pursuant to the same indenture as the Initial Notes.

The Senior Notes are governed by an indenture dated June 18, 2018, between the Company, as issuer, the guarantors party thereto, The Bank of New York Mellon, London Branch, as trustee and paying agent and The Bank of New York Mellon SA/NV, Luxembourg Branch as transfer agent and registrar (the “Indenture”). The Indenture contains customary restrictive covenants. The restrictive covenants are subject to customary exceptions, including, in relation to the incurrence of additional debt, a consolidated fixed charge coverage ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) of at least 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Senior Notes are guaranteed by certain of the Company’s subsidiaries.

Optional redemption prior to June 15, 2021 upon an equity offering

At any time and from time to time prior to June 15, 2021, upon not less than 10 and not more than 60 days’ notice, we may on any one or more occasions redeem up to 40% of the original aggregate principal amount of the Senior Notes (including any additional notes), with funds in an aggregate amount not exceeding the net cash proceeds received from one or more equity offerings at a redemption price equal to 104.75% of the principal amount of the Senior Notes so redeemed, plus accrued and unpaid interest and Additional Amounts, if any, on the Senior Notes redeemed to but excluding the redemption date, provided that:

(a)	the redemption takes place not later than 180 days after the closing of the related equity offering; and

(b)	at least 50% of the original aggregate principal amount of the Senior Notes (including any additional notes) issued under the Indenture remains outstanding immediately thereafter.

Optional redemption prior to June 15, 2021

At any time prior to June 15, 2021, upon not less than 10 and not more than 60 days’ notice, we may on any one or more occasions redeem the Senior Notes, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest and Additional Amounts, if any, on the Senior Notes redeemed to, but excluding, the redemption date.

Optional redemption on or after June 15, 2021

At any time and from time to time on or after June 15, 2021, upon not less than 10 and not more than 60 days’ notice, we may on any one or more occasions redeem the Senior Notes in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, on the Senior Notes redeemed, to, but excluding, the applicable redemption date and Additional Amounts, if any, if redeemed during the twelve-month period beginning on June 15 of the year indicated below:

Year	Redemption Price
2021	102.3750%
2022	101.1875%
2023, and thereafter	100.0000%

In connection with any tender offer for the Senior Notes, including a change of control offer or asset disposition offer, if Holders of Senior Notes of not less than 90% in aggregate principal amount of the then outstanding Senior Notes validly tender and do not withdraw such Senior Notes in such tender offer and we, or any third party making such a tender offer, purchases, all of the Senior Notes validly tendered and not withdrawn by such Holders, all of the Holders of the Senior Notes will be deemed to have consented to such tender or other offer and accordingly, we or such third party will have the right upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such tender offer expiration date, to redeem the Senior Notes that remain outstanding in whole, but not in part, following such purchase at a price equal to the price offered to each other Holder of Senior Notes (excluding any early tender or incentive fee) in such tender offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest and Additional Amounts, if any, thereon, to, but excluding, such redemption date. The Senior Notes and the Indenture also contain a change of control provision, which requires the Company to make an offer to purchase the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase, upon the occurrence of certain events constituting a change of control (as defined in the Indenture) and a ratings event (as defined in the Indenture).

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

On June 29, 2018, our General Meeting of Shareholders designated our Board as the corporate body competent to issue ordinary shares and to grant rights to subscribe for up to 2,441,601 ordinary shares, without pre-emption rights accruing to shareholders, in relation to our employee incentive schemes and to issue ordinary shares and to grant rights to subscribe for ordinary shares up to 10% of the issued share capital at that time, without pre-emptive rights accruing to shareholders, for general corporate purposes. This authority to issue ordinary shares and grant rights to acquire ordinary shares without pre-emptive rights accruing to shareholders is for a period of 18 months expiring on December 28, 2019. Our General Meeting of Shareholders may extend this period, subject to the limitations as set out above.

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

Our Board has been designated as the corporate body authorized to issue ordinary shares and grant rights to subscribe for ordinary shares, without pre-emption rights accruing to shareholders for the purpose of (i) our employee incentive schemes and (ii) general corporate purposes, both as set out under “—Issue of Ordinary Shares” above, for a period that will end on December 28, 2019.

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

Reporting of Insider Transactions

Until July 14, 2018 we were subject to the European Market Abuse Regulation (EU) 596/2014, but following the redemption of the €625.0 million 6.00% Senior Secured Notes on July 15, 2018, neither our ordinary shares nor our Senior Notes are listed on a stock exchange located in the European Economic Area and therefore we are no longer subject to the Market Abuse Regulation.

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

With respect to non-corporate taxpayers, dividends may be taxed at the lower applicable capital gains rate provided that (i) either (a) our ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of the “Convention between the United States of America and the Kingdom of The Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income”, (ii) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. Common stock is considered for purposes of clause (i) above to be readily tradable on an established securities market if it is listed on the NYSE. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

For foreign tax credit limitation purposes, the dividend will generally constitute foreign source income. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends.

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

PFIC Rules

We believe that our ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2018. The application of the PFIC rules, however, is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for our current taxable year or for any future taxable year. In addition, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of our ordinary shares could render us a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

(b)

who is a private individual and may be taxed for the purposes of Dutch income tax (inkomstenbelasting) as an entrepreneur (ondernemer) that has an enterprise (onderneming) to which the ordinary shares are attributable, as one who earns income from miscellaneous activities (resultaat uit overige werkzaamheden), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal,actief vermogensbeheer), or who may otherwise be taxed as one earning taxable income from work and home (werk en woning) with respect to benefits derived from the ordinary shares;

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

Income tax

Resident holders

A holder who is a private individual and a resident, or treated as being a resident, of The Netherlands for the purposes of Dutch income tax and who does not have a substantial interest in our Company nor otherwise is taxed in relation to the ordinary shares as one earning taxable income from work and home, must record the ordinary shares as assets that are held in box 3. Taxable income with regard to the ordinary shares is then determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. This deemed return is calculated on the basis of three ascending fixed rates applied to the holder’s yield basis (rendementsgrondslag), divided in three brackets, on January 1 of each year. In 2018, ascending rates and brackets were set as follows: 2.017% on the holder’s yield basis up to EUR 70,800; 4.326% on the holder’s yield basis between EUR 70,801 and EUR 978,000 and 5.38% on the holder’s yield basis exceeding EUR 978,000. A threshold applies based on which part of the holder’s yield basis is exempt from box 3 taxation. Such yield basis is determined as the fair market value of certain qualifying assets held by the holder of the ordinary shares, less the fair market value of certain qualifying liabilities. The fair market value of the ordinary shares will be included as an asset in the holder’s yield basis. The deemed return on the holder’s yield basis, being the fair market value of the ordinary shares, is taxed at a rate of 30% (insofar as the yield basis concerned exceeds a certain threshold).

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

Documents on display

We are subject to the information requirements of the Securities Exchange Act of 1934, applicable to foreign private issuers and, in accordance therewith, we file annual reports on Form 20-F within four months of our fiscal year-end and furnish other reports and information on Form 6-K with the SEC. These reports and other information can be inspected without charge at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at

www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. We also make available on our website, free of charge, our annual reports on Form 20-F, as well as certain other SEC filings, as soon as is reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.interxion.com. The information on our website is not incorporated by reference in this document.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The interest expense on our outstanding indebtedness is based on a fixed rate, except for some of our mortgages and our Revolving Facility. Some of our mortgages are subject to a floating interest rate of EURIBOR plus an individual margin ranging from 195 to 280 basis points. We have determined that the impact of a near-term 10% appreciation or depreciation of EURIBOR would not have a significant effect on our financial position, results of operations, or cash flow. The interest rates on our mortgages secured by our PAR3 and PAR5 properties were fixed for approximately 75% of the principal outstanding amounts for a period of ten years.

As of December 31, 2018, the interest payable under the Revolving Facility on any EUR amounts drawn would be at the rate of EURIBOR (subject to a zero percent EURIBOR floor) plus 200 basis points per annum. The Revolving Facility was undrawn as of December 31, 2018.

Foreign Exchange Rate Risk

Our reporting currency for purposes of our financial statements is the euro. However, we also incur revenue and operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner, Swedish kronor and U.S. dollars. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We have determined that the impact of a near-term 10% appreciation or depreciation of non-euro denominated currencies relative to the euro would not have a significant effect on our financial position, results of operations, or cash flows.

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

Approximately 63% of our customers by revenue pay for electricity on a metered basis, while the remainder pay for power “plugs”. While we are contractually able to recover energy cost increases from our customers, some portion of the increased costs may not be recovered. In addition, some portion of the increased costs may be recovered in a delayed fashion based on commercial reasons at the discretion of local management.

See Note 20 “Financial Instruments” of our 2018 consolidated financial statements for quantitative disclosure about market risk.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), has been evaluated as of December 31, 2018. Based on their evaluation of the Company’s disclosure controls and procedures, our CEO and CFO identified a material weakness in our internal control over financial reporting (as further described below), and further concluded that our disclosure controls and procedures were not effective as of December 31, 2018.

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

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the “Internal-Control Integrated Framework (2013)”, established by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

Management identified a material weakness relating to insufficient coverage of Assurance Reports on Controls at a Service Organization or Service Organization Controls (“SOC”) reports from a service provider which operates a platform for processing payments and which we use to pay the majority of our operating and capital expenses (the “Payments Vendor”). By using the Payments Vendor’s service, we are required to obtain its SOC reports for the assurance of effectiveness of internal control over their platform system and/or obtain alternative evidence to conclude on the effectiveness of internal control over their platform systems. Despite our requests, we were unable to obtain SOC reports from the Payments Vendor or obtain alternative evidence to conclude on the effectiveness of internal control over their platform system for the year ended December 31, 2018 and therefore, we did not receive sufficient evidence of the operating effectiveness of the relevant internal controls at the Payments Vendor prior to submission of this annual report on Form 20-F. Although, we performed additional testing subsequent to year end, including enquiring whether our vendors and other payees received payments, such testing was performed after the year ended December 31, 2018 and therefore such testing was not performed in a timely manner. Based on our communication with the Payments Vendor, our extensive testing subsequent to the year ended December 31, 2018 and the amount of time that elapsed since December 31, 2018, we are unaware that any of our vendors and payees have not received the correct payments through the Payments Vendor and thus our financial results, financial position and cash flows as of and for the year ended December 31, 2018 have not been affected. Therefore, management does not believe that the material weakness described above has caused our financial statements as of and for the year ended December 31, 2018 to contain a material misstatement.

Based on this assessment, management identified a deficiency in the internal control over financial reporting that constitutes a material weakness, and therefore concluded that our internal control over financial reporting was not effective as of December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of KPMG Accountants N.V., an independent registered public accounting firm, on management’s assessment of our internal control over financial reporting is included elsewhere in this annual report on Form 20-F.

Remediation Efforts to Address Material Weakness Identified as of December 31, 2018

The Company began to remediate the identified material weakness in the first quarter of 2019 once we were made aware that the SOC reports would not be available prior to the submission of this annual report on Form 20-F for the year ended December 31, 2018.

A series of remedial measures were performed and continue to be taken, including updating our internal policies and assessing procedures to enhance control over services from the Payments Vendor, and monitoring over its services. The Company has also received confirmation from the Payments Vendor regarding rectification, including an indication from the Payments Vendor that it anticipates providing the Company with SOC reports for future reporting periods that will satisfy our internal control requirements. In addition, the Company intends to enhance internal requirements and criteria in selecting future third-party service providers

Based on discussion with the Payments Vendor, the Company anticipates receiving the SOC reports in the second quarter of 2019, covering the period from January 1, 2019 to March 31, 2019, and will review and check for any deficiency or access control issue. We will monitor progress toward that delivery and, if necessary, consider alternative arrangements. In addition, we are reviewing related existing internal controls to consider additional and modified controls to strengthen the control environment without regard to whether we obtain the SOC reports from our Payments Vendor.

Remediation Efforts to Address Material Weakness Identified as of December 31, 2017

The material weakness disclosed in our annual report on Form 20-F for the year ended December 31, 2017 pertaining to a deficiency in the design of internal controls relating to the technical accounting of share-based payments has been remediated during the year ended December 31, 2018. The specific remediation actions taken by management included:

•

strengthening our existing review process for the complex area of share-based payments by adding additional independent outside specialists to both evaluate the assumptions applied in the calculations of share-based payments and checking our resulting valuations;

•

conducting a review of the application of IFRS 2 requirements on individual share awards each quarter, as opposed to solely conducting the analysis at the time new incentive plans and/or modifications to existing incentive plans are made and/or implemented; and

•	strengthening our existing control procedures relating to changes in existing share award plans and the forfeitures of share awards by designing and implementing additional controls.

Changes in Internal Control Over Financial Reporting

Except for the remediation efforts described above in respect of the material weakness identified with respect to the year ended December 31, 2017, there were no other changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Accountants N.V. has served as the Company’s principal accountant for the fiscal years ended December 31, 2018, 2017 and 2016. The fees for audit and other services rendered by KPMG Accountants N.V. or other KPMG network firms for the fiscal years ended December 31, 2018, 2017 and 2016 are set out below.

	Year ended December 31,
	2018	2017	2016
	(€’000)
Audit fees	2,512	1,949	1,569
Audit-related fees	249	33	111
Tax fees	—	—	—
All other fees	22	22	16
Total	2,783	2,004	1,696

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

Audit Committee’s Policies and Procedures

In accordance with the Securities and Exchange Commission rules regarding auditor independence, the Audit Committee has established Policies and Procedures for Audit and Non-Audit Services Provided by an Independent Auditor. The rules apply to the Company and its consolidated subsidiaries that engage any accounting firms for audit services and the auditor who audits the accounts filed with the SEC, or the external auditor, for permissible non-audit services.

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

Internal Audit Function

Under Section 303A.07 of the NYSE rules, a domestic listed company must have an internal audit function. In 2018, an internal audit function was not in place.

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-79, included herein.

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

Exhibit Number	Description of Document

1.1‡	Articles of Association of InterXion Holding N.V., as amended, dated as of January 20, 2012.

1.2‡	Bylaws of InterXion Holding N.V. dated as of June 8, 2015.

2.1‡	Indenture dated as of June 18, 2018 among InterXion Holding N.V., as Issuer, InterXion HeadQuarters B.V., InterXion Nederland B.V., InterXion Operational B.V., InterXion Datacenters B.V., InterXion Real Estate Holding B.V., InterXion Real Estate I B.V., InterXion Real Estate X B.V., InterXion Österreich GmbH, InterXion Belgium NV, InterXion France S.A.S., InterXion Deutschland GmbH, InterXion Ireland Designated Activity Company, InterXion Carrier Hotel Limited, InterXion Sverige AB, InterXion España S.A., InterXion Science Park B.V., InterXion Real Estate XIII B.V., and InterXion Real Estate XVI B.V., as initial guarantors, The Bank of New York Mellon, London Branch, as trustee and paying agent and The Bank of New York Mellon SA/NV, Luxembourg Branch, as transfer agent and registrar.

4.1‡	Directors Remuneration Policy of InterXion Holding N.V. dated January 20, 2012.

4.2☐	Management Agreement Managing Director InterXion Holding N.V. dated July 1, 2016.

4.3§	InterXion Holding N.V. 2011 International Stock Option and Incentive Master Award Plan dated May 31, 2011.

4.4‡	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated October 30, 2013.

4.5‡	InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan dated March 17, 2014.

4.6☐	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated July 2, 2013.

4.7*†	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

4.8*†	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

4.9*†	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

4.10*†	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

4.11*†	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

4.12☐†	Lease Agreement among InterXion Holding N.V., InterXion France Sas and Corpet Louvet Sas dated January 3, 2011.

4.13☐†	Lease Agreement among InterXion Holding N.V., InterXion España, S.A.U and Chainco Investments Company, S.L. dated October 10, 2011.

4.14☐†	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 17 to the Lease Agreement dated September 1, 2011.

4.15†	Lease Agreement between InterXion Netherlands B.V. and ProLogis Netherlands VII SarL dated April 15, 2013.

4.16†	Lease Agreement between InterXion Deutschland GmbH and Union Investment Real Estate GmbH date August 2, 2013.

4.17§§	InterXion Holding N.V. 2017 Executive Director Long Term Incentive Plan dated May 13, 2017.

4.18‡	Revolving Facility Agreement dated June 18, 2018, by and among, InterXion Holding N.V., as original borrower, InterXion HeadQuarters B.V., InterXion Nederland B.V., InterXion Operational B.V., InterXion Datacenters B.V., InterXion Real Estate Holding B.V., InterXion Real Estate I B.V., InterXion Real Estate X B.V., InterXion Österreich GmbH, InterXion Belgium NV, InterXion France S.A.S., InterXion Deutschland GmbH, InterXion Ireland Designated Activity Company, InterXion Carrier Hotel Limited, InterXion Sverige AB, InterXion España S.A., InterXion Science Park B.V., InterXion Real Estate XIII B.V., InterXion Real Estate XVI B.V., as original guarantors, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Designated Activity Company (formerly Bank of America Merrill Lynch International Limited), Barclays Bank PLC, Citigroup Global Markets Limited and Crédit Agricole CIB S.A. as arrangers and ABN AMRO Bank N.V., as agent.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Consent of KPMG Accountants N.V.

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

INTERXION HOLDING N.V.

/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer
Date:	April 30, 2019

Audited financial statements of InterXion Holding N.V. as of and for the years ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

InterXion Holding N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of InterXion Holding N.V. and subsidiaries (the Company) as of December 31, 2018, 2017 and 2016, the related consolidated income statements and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Accountants N.V.

We have served as the Company’s auditor since 2000.

Amstelveen, The Netherlands

April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

InterXion Holding N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited InterXion Holding N.V.’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2018, 2017 and 2016, the related consolidated income statements and consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2019 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to an inability to obtain evidence of the operating effectiveness of internal controls at a service provider which operates a platform for processing payments and which the Company uses to pay the majority of their operating and capital expenses has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

Disclaimer on Additional Information in Management’s Report

We do not express an opinion or any other form of assurance on management’s statements, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, referring to corrective actions taken after December 31, 2018, relative to the aforementioned material weakness in internal control over financial reporting.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

April 30, 2019

CONSOLIDATED INCOME STATEMENTS

		Year Ended December 31,
	Note	2018	2017	2016
		(€’000)
Revenues	5,6	561,752	489,302	421,788
Cost of sales	5,8	(219,462)	(190,471)	(162,568)
Gross profit		342,290	298,831	259,220
Other income	5	86	97	333
Sales and marketing costs	5,8	(36,494)	(33,465)	(29,941)
General and administrative costs	5,7,8	(194,646)	(167,190)	(138,557)
Operating income	5	111,236	98,273	91,055
Finance income	9	4,094	1,411	1,206
Finance expense	9	(65,878)	(45,778)	(37,475)
Profit before taxation		49,452	53,906	54,786
Income tax expense	10	(18,334)	(14,839)	(16,450)
Net income		31,118	39,067	38,336
Earnings per share attributable to shareholders:
Basic earnings per share: (€)	17	0.43	0.55	0.54
Diluted earnings per share: (€)	17	0.43	0.55	0.54

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended December 31,
	2018	2017(i)	2016(i)
	(€’000)
Net income	31,118	39,067	38,336
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences	(1,067)	(7,029)	(11,613)
Initial recognition of pension provision[1]	(909)	—	—
Effective portion of changes in fair value of cash flow hedge	7	110	(45)
Tax on items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences	428	205	1,836
Initial recognition of pension provision[1]	179	—	—
Effective portion of changes in fair value of cash flow hedge	(3)	(36)	15
Other comprehensive income/(loss), net of tax	(1,365)	(6,750)	(9,807)
Total comprehensive income attributable to shareholders	29,753	32,317	28,529

Note: — The accompanying notes form an integral part of these consolidated financial statements.

[1]

The “Initial recognition of pension provision” relates to a pension plan that qualifies as a defined benefit plan in accordance with IAS 19 – Employee Benefits, but was previously accounted for as a defined contribution plan for which the impact to the (interim) financial statements of previous periods and the current period is immaterial. As from 2018, management elected to change this by recognizing a corresponding entry in “Other comprehensive income”.

(i)

Certain figures as of December 31, 2017 and 2016 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of these 2018 consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,
	Note	2018	2017(i)	2016(i)
		(€’000)
Non-current assets
Property, plant and equipment	11	1,721,064	1,342,471	1,156,031
Intangible assets	12	64,331	60,593	28,694
Goodwill	12	38,900	38,900	—
Deferred tax assets	10	21,807	24,470	20,370
Other investments	13	7,906	3,693	1,942
Other non-current assets	14	16,843	13,674	11,914
		1,870,851	1,483,801	1,218,951
Current assets
Trade and other current assets	14	205,613	179,786	147,821
Cash and cash equivalents	15	186,090	38,484	115,893
		391,703	218,270	263,714
Total assets		2,262,554	1,702,071	1,482,665
Shareholders’ equity
Share capital	16	7,170	7,141	7,060
Share premium	16	553,425	539,448	523,671
Foreign currency translation reserve	16	3,541	4,180	11,004
Hedging reserve, net of tax	16	(165)	(169)	(243)
Accumulated profit / (deficit)	16	69,449	39,061	(6)
		633,420	589,661	541,486
Non-current liabilities
Borrowings	19	1,266,813	724,052	723,975
Deferred tax liability	10	16,875	19,778	8,025
Other non-current liabilities	18	34,054	23,671	20,570
		1,317,742	767,501	752,570
Current liabilities
Trade payables and other liabilities	18	280,877	229,912	171,433
Income tax liabilities		7,185	6,237	5,694
Borrowings	19	23,330	108,760	11,482
		311,392	344,909	188,609
Total liabilities		1,629,134	1,112,410	941,179
Total liabilities and shareholders’ equity		2,262,554	1,702,071	1,482,665

Note:—The accompanying notes form an integral part of these consolidated financial statements.

(i)

Certain figures as of December 31, 2017 and 2016 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of these 2018 consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve(i)	Hedging Reserve	Accumulated profit/(deficit)(i)	Total equity(i)
		(€’000)
Balance at January 1, 2018		7,141	539,448	4,180	(169)	39,061	589,661
Net income		—	—	—	—	31,118	31,118
Hedging result, net of tax		—	—	—	4	—	4
Other comprehensive income/(loss), net of tax		—	—	(639)	—	(730)	(1,369)
Total comprehensive income/(loss), net of tax		—	—	(639)	4	30,388	29,753
Exercise of options		10	1,726	—	—	—	1,736
Issuance of performance shares and restricted shares		19	(19)	—	—	—	—
Share-based payments	21	—	12,270	—	—	—	12,270
Total contribution by, and distributions to, owners of the Company		29	13,977	—	—	—	14,006
Balance at December 31, 2018		7,170	553,425	3,541	(165)	69,449	633,420
Balance at January 1, 2017(i)		7,060	523,671	11,004	(243)	(6)	541,486
Net income		—	—	—	—	39,067	39,067
Hedging result, net of tax		—	—	—	74	—	74
Other comprehensive income/(loss), net of tax		—	—	(6,824)	—	—	(6,824)
Total comprehensive income/(loss), net of tax		—	—	(6,824)	74	39,067	32,317
Exercise of options		55	6,914	—	—	—	6,969
Issuance of performance shares and restricted shares		26	(26)	—	—	—	—
Share-based payments	21	—	8,889	—	—	—	8,889
Total contribution by, and distributions to, owners of the Company		81	15,777	—	—	—	15,858
Balance at December 31, 2017(i)		7,141	539,448	4,180	(169)	39,061	589,661
Balance at January 1, 2016(i)		6,992	509,816	20,781	(213)	(38,342)	499,034
Net income		—	—	—	—	38,336	38,336
Hedging result, net of tax		—	—	—	(30)	—	(30)
Other comprehensive income/(loss), net of tax		—	—	(9,777)	—	—	(9,777)
Total comprehensive income/(loss), net of tax		—	—	(9,777)	(30)	38,336	27,429
Exercise of options		48	6,284	—	—	—	6,332
Issuance of performance shares and restricted shares		20	(20)	—	—	—	—
Share-based payments	21	—	7,591	—	—	—	7,591
Total contribution by, and distributions to, owners of the Company		68	13,855	—	—	—	13,923
Balance at December 31, 2016(i)		7,060	523,671	11,004	(243)	(6)	541,486

Since no minority shareholders in Group equity exist, the Group equity is entirely attributable to the parent’s shareholders.

Note:— The accompanying notes form an integral part of these consolidated financial statements.

(i)

Certain figures as of December 31, 2017 and 2016 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of these 2018 consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
	Note	2018	2017	2016
		(€’000)
Net income		31,118	39,067	38,336
Depreciation and amortization	11,12	128,954	108,252	89,835
Provision for onerous lease contracts	19	—	—	(1,533)
Share-based payments	21	12,270	8,889	7,652
Net finance expense	9	61,784	44,367	36,269
Income tax expense	10	18,334	14,839	16,450
		252,460	215,414	187,009
Movements in trade receivables and other assets		(13,647)	(30,667)	(11,126)
Movements in trade payables and other liabilities		12,187	24,266	7,505
Cash generated from operations		250,984	209,013	183,388
Interest and fees paid		(69,005)	(41,925)	(36,003)
Interest received		1	143	136
Income tax paid		(17,126)	(11,985)	(8,124)
Net cash flow from operating activities		164,854	155,246	139,397
Cash flows from investing activities
Purchase of property, plant and equipment		(439,733)	(247,228)	(241,958)
Financial investments—deposits		(12,366)	(324)	1,139
Acquisition of Interxion Science Park		—	(77,517)	—
Purchase of intangible assets		(11,446)	(8,787)	(8,920)
Loans provided to third parties		(2,988)	(1,764)	(1,942)
Proceeds from sale of financial asset		—	—	281
Net cash flow used in investing activities		(466,503)	(335,620)	(251,400)
Cash flows from financing activities
Proceeds from exercised options		1,736	6,969	6,332
Proceeds from mortgages		5,969	9,950	14,625
Repayment of mortgages		(8,335)	(10,848)	(4,031)
Proceeds from Revolving Facilities		148,814	129,521	—
Repayment of Revolving Facilities		(250,724)	(30,000)	—
Proceeds 6.00% Senior Secured Notes		—	—	154,808
Repayment 6.00% Senior Secured Notes		(634,375)	—	—
Proceeds 4.75% Senior Notes		1,194,800	—	—
Finance lease obligation		(1,170)	(995)	—
Interest received at issuance of Additional Notes		2,428	—	2,225
Transaction costs 4.75% Senior Notes		(7,122)	—	—
Transaction costs 2018 Revolving Facility		(2,542)	—	—
Net cash flows from financing activities		449,479	104,597	173,959
Effect of exchange rate changes on cash		(224)	(1,632)	251
Net increase / (decrease) in cash and cash equivalents		147,606	(77,409)	62,207
Cash and cash equivalents, beginning of period		38,484	115,893	53,686
Cash and cash equivalents, end of period	15	186,090	38,484	115,893

Note:— The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE 2018 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

InterXion Holding N.V. (the “Company”) is domiciled in The Netherlands. The Company’s registered office is at Scorpius 30, 2132 LR Hoofddorp, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2018 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), effective as of December 31, 2018, as issued by the International Accounting Standards Board (“IASB”), and IFRS as endorsed by the European Union (“EU”). They were authorized for issue by the Company’s Board of Directors on April 30, 2019.

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments that have been measured at fair value.

IFRS basis of presentation

The audited consolidated financial statements as of December 31, 2018, 2017 and 2016 have been prepared in accordance with IFRS as endorsed by the EU. All standards and interpretations issued by the IASB and the IFRS Interpretations Committee effective for the year ended 2018 have been endorsed by the EU, except that the EU historically did not adopt certain paragraphs of IAS 39 applicable to hedge transactions. The Group has historically not entered into hedge transactions to which these paragraphs have been applicable. Under IFRS 9, this disparity is no longer in place. Consequently, the accounting policies applied by the Group also comply with IFRS as issued by the IASB. The changes in accounting policies that became effective as from January 1, 2018 (IFRS 9 and IFRS 15) are discussed in Note 3.

Correction of errors

Certain comparative amounts in the consolidated statements of financial position, consolidated statements of shareholders’ equity and consolidated statements of comprehensive income have been corrected for immaterial errors with respect to historic application of IAS 17 – Leases. The impact of this correction is disclosed in Note 28 – Correction of errors. Throughout the consolidated financial statements, columns including comparative figures that have been corrected, are indicated with ‘(i)’.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, which together with underlying assumptions, are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Judgments, estimates and assumptions applied by management in preparing these financial statements are based on circumstances as of December 31, 2018, and the Group operating as a stand-alone company.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment and depreciation (see also Note 11) — Estimated remaining useful lives and residual values of property plant and equipment, including assets recognized upon a business combination, are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment, where there has been a triggering event, by assessing the fair value less costs to sell or the value in use, compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. In addition, the valuation of some of the assets under construction requires judgments that are related to the probability of signing lease contracts and obtaining planning permits. Regarding the properties acquired as part of the acquisition of InterXion Science Park B.V. we recognized fair value at acquisition date, based on the highest and best use.

Intangible assets and amortization (see also Note 12) — Estimated remaining useful lives of intangible assets, including those recognized upon a business combination, are reviewed annually. The carrying values of intangible assets are also reviewed for impairment where there has been a triggering event by assessing the fair value less costs to sell or the value in use, compared with net book value. The calculation of estimated future cash flows is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. The customer portfolio acquired as part of the acquisition of InterXion Science Park B.V. was valued based on the multi-period excess earnings method, which considers the present value of net cash flows expected to be generated by the customer portfolio, excluding any cash flows related to contributory assets.

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

Costs of site restoration (see also Note 24) — Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed annually, based on the rent period, contracted extension possibilities, the probability of lease terminations and the probability of incurrence of costs for restoring leasehold premises to their original condition at the end of the lease.

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

Senior debt (see also Note 19) — Senior debt, including in 2018 the Senior Notes due 2025 and in 2017 and 2016 the Senior Secured Notes due 2020, is valued at amortized cost. The indentures under which senior debt was issued, include specific early redemption clauses. As part of the initial measurement of the amortized costs value of senior debt it is assumed that it will be held to maturity. If an early redemption of all or part of the senior debt is expected, the liabilities will be re-measured based on the original effective interest rate. The difference between liabilities, excluding a change in assumed early redemption and liabilities, including a change in assumed early redemption, will be recorded through profit and loss.

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

The accounting policies set out below have been applied consistently by all subsidiaries.

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

Subsidiaries

With the exception of Stichting Administratiekantoor Management InterXion, all the subsidiary undertakings of the Group, as set out below are wholly owned as of December 31, 2018. Stichting Administratiekantoor Management InterXion is part of the consolidation based on the Group’s control over the entity.

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

InterXion Real Estate XVII ApS, Copenhagen, Denmark;

Interxion France SAS, Paris, France;

Interxion Real Estate II SARL, Paris, France;

Interxion Real Estate III SARL, Paris, France;

Interxion Real Estate XI SARL, Paris, France;

InterXion Deutschland GmbH, Frankfurt, Germany;

InterXion Ireland DAC, Dublin, Ireland;

Interxion Telecom SRL, Milan, Italy;

InterXion España SA, Madrid, Spain;

InterXion Real Estate XV SL, Madrid, Spain;

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

InterXion Real Estate XVI B.V., Amsterdam, The Netherlands;

InterXion Science Park B.V., Amsterdam, The Netherlands;

InterXion Operational B.V., Amsterdam, The Netherlands;

InterXion Datacenters B.V., The Hague, The Netherlands;

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

Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences, if any, arising on net investments including receivables from or payables to a foreign operation for which settlement is neither planned nor likely to occur, are recognized directly in the foreign currency translation reserve (“FCTR”) within equity. When control over a foreign operation is lost, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Borrowing costs are capitalized based on the effective interest rate of the Senior debt.

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

Up until December 31, 2017

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

As from January 1, 2018

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

Financial instruments that contain embedded derivatives that cannot or should not be separated from the host contract, are recognized at Fair Value through Profit and Loss (“FVTPL”).

Fair values are obtained from quoted market prices in active markets or, where an active market does not exist, by using valuation techniques. Valuation techniques include discounted cash flow models.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Up until December 31, 2017

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

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets are designated as of fair value through profit and loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Attributable transaction costs are recognized in profit and loss as incurred. Financial assets at fair value through profit and loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit and loss.

The convertible loan given, is presented as ‘Other investment’ on the balance sheet. This loan is initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, it is measured at amortized costs using the effective interest method.

As from January 1, 2018

A financial asset is measured at amortized cost (or in case of debt investments at Fair Value through Other Comprehensive Income (“FVOCI”)) if it meets the following conditions and is not designated as of FVTPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI, are measured at FVTPL. This includes all derivative financial assets and assets that contain an embedded derivative instrument, such as the convertible loan the Group has given to Icolo Ltd.

The Group de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the right to receive the contractual cash flows in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Trade receivables

Up until December 31, 2017:

Trade receivables were recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

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

As from January 1, 2018:

Trade receivables are initially recognized when they are originated. Trade receivables (unless they include a significant financing component) are initially measured at the transaction price (as defined in IFRS 15), minus a loss allowance equal to lifetime expected credit losses.

An allowance for expected credit losses is established when at the date the trade receivable originated, there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that there is a credit loss allowance necessary.

The amount of the allowance is the difference between the transaction price and the present value of estimated future cash flows, discounted at the original effective interest rate.

When a trade receivable and other current asset is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Other current assets

Other current assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents, including short-term investments, is valued at face value, which equals its fair value. Collateralized cash is included in other (non-) current assets and accounted for at face value, which equals its fair value, taking into account any expected credit losses.

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

Intangible assets and goodwill

Intangible assets represent power grid rights, software, a customer portfolio previously identified as part of a business combination, and other intangible assets. Intangible assets are recognized at cost less accumulated amortization and accumulated impairment losses. Other intangible assets principally consist of lease premiums (paid in addition to obtain rental contracts).

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

The estimated useful lives are:

• Power grid rights (except for those with an indefinite life)	10–15 years

• Software	3–5 years

• Customer portfolio	20 years

• Other	3–12 years

Goodwill represents the goodwill related to business combinations, which is determined based on purchase price allocation. Goodwill is not being amortized, and subject to an annual impairment test.

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, excluding goodwill, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, intangible assets with an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated annually.

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

As part of the initial measurement of the amortized cost value of debt, it is assumed that it will be held to maturity. If an early redemption of all or part of certain debt is expected, the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will be recognized in profit and loss.

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

Segment reporting

The segments are reported in a manner Big4, which comprises consistent with internal reporting provided to the chief operating decision-maker, identified as the Board of Directors. There are two segments: the first is France, Germany, The Netherlands and the United Kingdom, the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other. The Big4 and Rest of Europe are different segments as management believes that the Big4 countries represent the largest opportunities for Interxion, from market trends and growth perspective to drive the development of its communities of interest strategy within customer segments and the attraction of magnetic customers. As a result, over the past three years we have invested between 68% and 71% of our capital expenditure in the Big4 segment while revenue constituted an average of 65% of total revenue over the same period.

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

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognized as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to terminated and unused data center sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed, and for which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for items that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortized set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

We believe Adjusted EBITDA, Recurring revenue and Cash generated from operations provide useful supplemental information to investors regarding our ongoing operational performance because these measures help us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our revolving credit facility (the “Revolving Facility”) and our 4.75% Senior Notes due 2025 (the “Senior Notes”).

This information, provided to the chief operating decision-maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance.

Revenue recognition under IAS 18—Revenue

In the comparative periods 2017 and 2016, the Group applied the following accounting policies for recognition of revenue under IAS 18.

Revenue is recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable considering any discounts or volume rebates.

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

Deferred revenues relating to invoicing in advance and initial setup fees are considered contract liabilities and carried on the statement of financial position as part of trade payables and other liabilities. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Revenue recognition under IFRS 15 – Revenues from contracts with customers

The Group has initially applied IFRS 15 from January 1, 2018, and recognized revenues based on applying the recognition model prescribed by IFRS 15. Due to the transition method chosen in applying IFRS 15, comparative information has not been restated to reflect the new requirements.

Identification of contracts with customers

Contracts that are in scope of IFRS 15 include mutually approved service agreements and customer order forms. Based on these contracts and forms, both parties can identify their rights and obligations. In certain circumstances two or more agreements and customer order forms may be considered a combined contract.

Identification of performance obligations

Under IFRS 15 the Group identified four performance obligations:

1.	Primary data center services

This performance obligation includes providing space, power capacity, connectivity, required setup and installation services and energy to customers. These services are not capable of being distinct from each other and therefore considered one performance obligation. Since customers simultaneously receive and consume the benefits as the Group meets its performance obligation, revenues are being recognized over time. Each month we deliver services which are substantially similar. Customers can benefit from each individual month of service. Therefore, and since an individual month of providing primary data center services is separately identifiable, each month of providing primary data center services is considered a distinct performance obligation. Most of our contracts include price indexation clauses which in general apply as of January each year.

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

The principles in IFRS 15 therefore apply to each single performance obligation when the series criteria are met, rather than the individual services that make up the single performance obligation. As a result, revenue is allocated to the relative standalone selling price of the series as one performance obligation, rather than to each distinct service within it., except for allocating variable considerations.

2.	Hands and eyes recurring

This performance obligation represents remote hands and eyes activities for which the customer is being charged a recurring monthly fee.

3.	Additional setup and installation

This performance obligation relates to selling goods and one-off installation services to the customer, which are not part of providing primary data center services.

4.	Hands and eyes on demand

This type of remote hands and eyes support is being provided upon the customers’ specific request and charged on an as-incurred basis. This performance obligation is fulfilled as soon as the requested support is provided.

Determination of the transaction price

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring the goods and providing the services to customers.

Allocation of revenue

Revenue from contracts with customers is being allocated to separate performance obligations, based on the relative standalone selling price of each performance obligation. This includes the allocation of discounts given to customers.

Recognition of revenue

Revenue from primary data center services and from Hands and eyes recurring is being recognized over time, considering one month of providing service as a separate performance obligation. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognized in the income statement on a straight-line basis over the initial term of the customer contract. Power revenue is recognized based on customers’ usage.

Hands and eyes on demand and additional setup and installation, which have a non-recurring character, are presented as non-recurring revenues and are recognized at the point in time of the delivery of the service.

Delivery of these goods and providing these services triggers transfer of control and is the point in time at which revenue is recognized.

Contract balances

Under IFRS 15 the Group recognizes three types of contract balances:

1.	Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized. In our consolidated statement of financial position, these assets are included as accrued revenue in trade and other current assets (see also note 14).

2.	Trade receivables

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e. only the passage of time is required before payment of the consideration is due).

3.	Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is that is unconditionally due) from the customer. If the customer pays consideration before the Group transfers the services to the customer, a contract liability is recognized when the payment is made by the customer or when the payment is due (whichever is earlier). Contract liabilities are recognized as revenue in line with fulfilling the performance obligations under the contract. In our consolidated statement of financial position, these liabilities are presented as deferred revenue in trade payables and other liabilities (see also note 18).

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

Share-based payments

The long-term incentive plans enable Group employees to earn and/or acquire shares of the Group. The fair value at the date of grant of share options, restricted shares and performance shares is recognized over the vesting period, with a corresponding increase in equity. The fair value of options is determined using the Black Scholes model, the fair value of performance shares is determined using the Monte Carlo model. Restricted shares are valued based on the market value at the date of grant. Based on the actual performance on non-market conditions the number of performance shares that will vest is updated after the performance period. The fair value of performance share awards which are conditionally granted and are subject to market conditions is redetermined at each reporting date until the final date of grant is achieved. The amount recognized as an expense is adjusted to reflect the actual number of share options, restricted and performance shares that vest.

Finance income and expense

Finance income and expense include interest payable on borrowings calculated using the effective interest rate method, gains on financial assets recognized at fair value through profit and loss and foreign exchange gains and losses. Borrowing costs attributable to the acquisition or construction of data center assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

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

Other financial income and expense may include the changes in fair value of financial instruments carried at fair value through profit and loss.

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

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse, or loss carry forwards when they are utilized.

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

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the basic earnings per share for the effects of all dilutive potential ordinary shares.

Changes in accounting policies

This is the first set of consolidated financial statements in which IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers have been reflected. The nature and effect of the changes as a result of adoption of these new accounting standards is described below.

Several other amendments and interpretations, including Amendments to IFRS 2 – Classification and Measurement of Share-based Payment Transactions, apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Group. The Group has not adopted any standards, interpretations or amendments that have been issued but are not yet effective.

IFRS 9 – Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 – Financial Instruments: Recognition and measurement.

As a result of the adoption of IFRS 9, the Company has adopted consequential amendments to IAS 1 – Presentation of Financial Statements, which require impairment of financial assets to be presented in a separate line item in the consolidated income statement, as far as these impairment losses are material. Impairment losses on other financial assets, if any, are presented under ‘Finance expense’, similar to the presentation under IAS 39, and not presented separately in the consolidated income statement due to materiality considerations.

Additionally, the Company had adopted consequential amendments to IFRS 7 – Financial Instruments: Disclosures that are applied to disclosures about 2018 but have not been generally applied to comparative information.

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, at fair value through other comprehensive income (“FVOCI”) and at fair value through profit and loss (“FVTPL”). The standard eliminates the IAS 39 categories of held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard, are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

IFRS 9 largely retains the requirements in IAS 39 for the classification and measurement of financial liabilities. The adoption of IFRS 9 has not had a significant effect on the Group’s accounting policies related to financial liabilities and derivative financial instruments.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue from contracts with customers is recognized. It replaced IAS 18 – Revenue, IAS 11 – Construction Contracts and related interpretations. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control – at a point in time or over time – requires judgment.

The Group has adopted IFRS 15 using the cumulative effect method, applying the practical expedient that allows to only apply IFRS 15 to contracts that are not completed as per the initial date of application. Accordingly, the information presented for 2017 and 2016 has not been restated, i.e., it is presented, as previously reported, under IAS 18 and related interpretations. Additionally, the disclosure requirements in IFRS 15 have not generally been applied to comparative information.

IFRS 15 does not have a significant impact on the way the Group accounts for revenues from primary data center services, because the services provided to customers meet the requirements to apply the series guidance under IFRS 15. Revenues relating to non-recurring performance obligations are being recognized at a point in time upon the Group fulfilling its performance obligation, which is similar to how the Group historically recognized such revenues in the past. Accordingly, there would not be material adjustments to be reported in the retained earnings of the comparative period.

New standards and interpretations not yet adopted

Of the new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements, IFRS 16 – Leases is disclosed below. This is the only standard becoming effective in the future, that will significantly impact the Group’s financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 - Leases, the new accounting standard for leases. The new standard is effective for annual periods beginning on or after January 1, 2019 and will replace IAS 17 – Leases and IFRIC 4 – Determining whether an Arrangement contains a Lease. IFRS 16 was endorsed by the EU in October 2017.

Leases in Which the Group is a Lessee

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

The most significant impact on the income statement is that operating lease expenses will no longer be recognized, except for those lease contracts for which the Group is going to apply the practical expedients mentioned hereafter. The impact of lease contracts on the consolidated income will move from cost of sales to amortization of the right of use asset and interest relating to the lease liability. As a result, certain key metrics such as operating profit and Adjusted EBITDA will change significantly. Compared to lease accounting under IAS 17, total expenses will be higher in the earlier years of a lease and lower in the later years.

The lease liability will be calculated based on the minimum future lease payments under the lease contract, discounted at the incremental borrowing rate, which is calculated per class of leased assets (e.g. real estate, ducts, cars and office equipment) and per country in which the relevant asset is operating. Additionally, the incremental borrowing rate will be the rate at which the interest charges relating to the lease liability are calculated.

Implementation of IFRS 16 is not expected to have a significant impact on the Group’s compliance with the debt covenants in the Revolving Facility Agreement and Indenture, because the relevant definitions in the Revolving Facility Agreement and Indenture exclude the impact of IFRS 16.

The Group elected to apply the practical expedients for lease contracts with lease terms ending within twelve months from the date of initial contract start date, and lease contracts for which the underlying asset is of low value. As a result, it will not apply lease accounting to these contracts. Furthermore, the payments under lease contracts in which the Group is a lessee will not be separated into lease- and non-lease elements.

Leases in Which the Group is a Lessor

The Company has investigated which elements of its contracts with customers will be subject to lessor accounting under the requirements of IFRS 16. The portion of the contracts with customers that meet the criteria for recognition of a lease (primarily real estate) based on guidance in IFRS 16 will be identified as lease elements and fall within the scope of IFRS 16 and no longer within the scope of IFRS 15 – Revenue from contracts with customers as from January 1, 2019, since leases are specifically excluded from that standard. Therefore, as of January 1, 2019, the Group will account for the lease-elements in its contracts with customers in accordance with IFRS 16. Non-lease elements which are included in those contracts will continue to be accounted for in accordance with IFRS 15.

Transition

The Group will adopt IFRS 16 on January 1, 2019, using the modified retrospective approach, and will apply the practical expedient to grandfather the definition of a lease on transition and therefore will not apply IFRS 16 to all contracts entered into before January 1, 2019 which were not identified as leases in accordance with IAS 17 and IFRIC 4.

Impact analysis

The adoption of IFRS 16 will have the following significant impact on the opening balance of 2019 compared to the consolidated statement of financial position as of December 31, 2018:

•	a €420 million increase in non-current assets due to the recognition of right-of-use assets relating to leases that were accounted for under IAS 17 as operating leases;

•	a €20 million decrease in current assets due to reclassification of certain prepayments to the right-of-use assets;

•	a €422 million increase in financial liabilities due to the recognition of lease liabilities relating to leases that were accounted for under IAS 17 as operating leases; and

•	a €22 million decrease in current liabilities due to the reclassification of certain accruals to lease liabilities.

In addition to the above impact, the adoption of IFRS 16 will also result in a reclassification of finance lease liabilities from borrowings to lease liabilities and impact the consolidated income statement and certain of the Company’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated income statement and the consolidated statement of cash flows. The application of the new standard will decrease both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase of the underlying Adjusted EBITDA, but this will largely be offset by corresponding increases in depreciation and finance expenses, and hence the impact on the Company’s Net income for the year will not be material. Net cash flows from operating activities will increase due to certain lease expenses no longer being recognized as operating cash outflows, however this will be offset by a corresponding decrease in Net cash flows from financing activities due to repayments of the principal amount of lease liabilities.

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

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument were to fail to meet its contractual obligations. It principally arises from the Group’s receivables from customers. The Group’s most significant customer, which is serviced from multiple locations and under a number of service contracts, accounted for 14% of revenues in 2018, for 14% of revenues in 2017, and for 13% in 2016.

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

In 2018, 95% (2017: 95% and 2016: 95%) of the Group’s revenue was derived from contracts under which customers paid an agreed contracted amount, including power on a regular basis (usually monthly or quarterly) or from deferred initial setup fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have been infrequent (see Note 20). Prior to the transition to IFRS 9, the Group established an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures. After the transition to IFRS 9, the Group recognizes trade receivables at the transaction price, minus a loss allowance at an amount equal to lifetime expected credit losses.

Loans granted

The Group has granted a USD 7.5 million (excluding accrued interest) convertible loan to Icolo Ltd, a company that is investing in a green field and operating a data center business in Kenya. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. Upon implementation of IFRS 9 – Financial Instruments, the convertible loan is considered a single instrument, to be carried at fair value through profit and loss. Since January 1, 2018, it has been accounted for as such.

Bank counterparties

The Group has certain obligations under the terms of its Revolving Facility Agreement and Senior Notes which limit disposal of surplus cash balances. The Group monitors its cash position, including counterparty and term risk, on a daily basis.

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

Senior Notes

On June 18, 2018, the Company issued an aggregate principal amount of €1,000 million 4.75% Senior Notes due 2025 (the “Initial Notes”). The net proceeds of the offering were used to redeem the entire amounts relating to the €625 million Senior Secured Notes due 2020, to repay amounts drawn under our former revolving credit facilities, to pay all related fees, expenses and premiums and for other general corporate purposes. On September 20, 2018, the Company issued a further €200.0 million aggregate principal amount of 4.75% Senior Notes due 2025 (the “Additional Notes” and together with the Initial Notes, the “Senior Notes”).

The Senior Notes are governed by an indenture dated June 18, 2018, between the Company, as issuer, and The Bank of New York Mellon, London Branch, as Trustee (the “Indenture”). The Indenture contains customary restrictive covenants including, but not limited to, limitations or restrictions on our ability to incur debt, grant liens and sell assets. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of certain additional debt, a consolidated fixed charge coverage ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) of at least 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The Senior Notes are guaranteed by certain of the Company’s subsidiaries

On September 20, 2018, the Company issued a further €200.0 million aggregate principal amount of Senior Notes . The net proceeds of the offering amounted to €203.8 million, net of offering fees and expenses of €2.2 million. The net proceeds contained the nominal value of the Additional Notes, plus an issuance premium of 103.00%. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the Indenture pursuant to which, on June 18, 2018, the Company issued the Initial Notes.

Revolving Facility Agreement

On June 18, 2018, the Company entered into the €200.0 million revolving facility agreement (the “Revolving Facility Agreement”) between, among others, InterXion Holding N.V., the arrangers named therein and ABN AMRO Bank N.V. as agent (for the purpose of this section, the “Agent”), pursuant to which the Revolving Facility has been made available to the Company.

As at December 31, 2018, the Revolving Facility was undrawn. In the first quarter of 2019, this facility was increased by €100.0 million for a total commitment of €300.0 million.

Covenants regarding Revolving Facility Agreement

The Revolving Facility Agreement requires us to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of certain debt, a consolidated fixed charge coverage ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) of at least 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Revolving Facility Agreement also includes a net leverage ratio (tested on a quarterly basis provided that the aggregate base currency amount of the outstanding loans (excluding any non-cash ancillary outstandings and any non-cash utilization) exceeds 35% of the total commitments thereunder on the applicable quarter date (the “Test Condition”)), which requires total net debt (calculated as a ratio to pro forma Adjusted EBITDA of consecutive four quarters) not to exceed 5.00 to 1.00. In addition, the Revolving Facility Agreement permits us to elect, on a one-time basis and subject to certain conditions, to adjust the financial covenant to 5.50 to 1.00 for two consecutive quarter periods (including the quarter such election is made). In addition, the Company must ensure, under the Revolving Facility Agreement, that the guarantors represent a certain percentage of Adjusted EBITDA, and a certain percentage of the consolidated net assets of the Group.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2018, the Company’s consolidated fixed charge ratio was 4.01 to 1.00 and the Consolidated Total Net Leverage Ratio was 4.39 to 1.00.

The Company has remained in full compliance with all its covenants. In addition, the Company does not anticipate, in the next twelve months, any breach or failure that would negatively impact its ability to borrow funds under the Revolving Facility Agreement.

Mortgages

On January 18, 2013, the Group completed a €10.0 million financing agreement, consisting of two loans that are secured by mortgages on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl and a pledge on the rights under the intergroup lease agreements between Interxion Real Estate II Sarl and Interxion Real Estate III Sarl, as lessors, and Interxion France SAS, as lessee, and are guaranteed by Interxion France SAS. The principal amounts of the mortgage loans are required to be repaid in quarterly installments collectively amounting to €167,000 of which the first quarterly installment was paid on April 18, 2013. The mortgage loans have a maturity of 15 years and a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The financing agreement requires the interest rate to be fixed for a minimum of 40% of the principal outstanding amount for a minimum of six years. In April 2013, the interest rate was fixed for approximately 75% of the principal outstanding amount for a period of ten years. The financing agreement does not include any financial covenants.

On April 1, 2014, the Group completed a €9.2 million financing agreement, consisting of a loan that is secured by a mortgage on the data center property in Belgium owned by Interxion Real Estate IX N.V. and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate IX N.V., as lessor, and InterXion Belgium N.V., as lessee, and is guaranteed by Interxion Real Estate Holding B.V. The principal amount of the mortgage loan is required to be repaid in quarterly installments of €153,330 of which the first quarterly installment was paid on July 31, 2014. The mortgage loan has a maturity of 15 years and a variable interest rate based on EURIBOR plus 200 basis points. The financing agreement does not include any financial covenants.

On October 13, 2015, the Group completed a €15.0 million financing agreement, consisting of a loan that is secured by a mortgage on certain data center property (FRA8 and FRA10) in Germany owned by Interxion Real Estate I B.V. and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate I B.V., as lessor, and Interxion Deutschland GmbH, as lessee. The principal amount of the mortgage loan is required to be repaid in four annual installments of €1.0 million of which the first annual installment was paid on September 30, 2016, and a final installment of €11.0 million which is due on September 30, 2020. The mortgage loan has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate I B.V.

On April 8, 2016, the Group completed a €14.6 million financing agreement, consisting of a loan that is secured by a mortgage on certain data center property in Austria owned by Interxion Real Estate VII GmbH and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate VII GmbH, as lessor, and Interxion Österreich GmbH, as lessee. The principal amount of the mortgage loan is required to be repaid in 177 monthly installments, increasing from €76,000 to €91,750. The mortgage loan has a maturity of fourteen years and nine months and has a variable interest rate based on EURIBOR plus 195 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate VII GmbH.

On December 1, 2017, the Group renewed a €10.0 million financing agreement, entered into in 2012, consisting of a loan that is secured by a mortgage on certain data center property in The Netherlands owned by Interxion Real Estate IV B.V. The principal amount of the mortgage loan is required to be repaid in four annual instalments of €667,000 commencing in December 2018 and a final installment of €7,332,000 which is due on December 31, 2022. The mortgage loan has a variable interest rate based on EURIBOR (subject to a zero percent EURIBOR floor) plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate IV B.V.

On July 12, 2018, the Group completed a €6.0 million financing agreement, consisting of a loan that is secured by a mortgage on certain data center property in The Netherlands owned by Interxion Real Estate V B.V. and a pledge on rights under the intergroup lease agreement between Interxion Real Estate V B.V., as lessor, and Interxion Nederland B.V., as lessee. The principal amount of the mortgage loan is required to be repaid in four annual instalments of €400,000 commencing July 12, 2019 and a final installment of €4,400,000 which is due on July 1, 2023. The mortgage loan has a variable interest rate based on EURIBOR plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate V B.V.

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

Interest rate risk

Following the issue of the Senior Notes, the Group is not exposed to significant variable interest rate expense for borrowings.

The Group has a number of mortgages which have variable interest rates, based on EURIBOR plus individual margins. These mortgages are disclosed in “Liquidity Risk—Mortgages” and Note 20 “Financial Instruments”.

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

Capital management

The Group has a capital base comprising its equity, including reserves, Senior Notes, mortgage loans, finance leases and committed debt facilities. It monitors its solvency ratio, financial leverage, funds from operations and net debt with reference to multiples of its previous 12 months’ Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders’, creditors’ and customers’ confidence.

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

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. The Board of Directors monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

There are two segments: the first, Big4, comprises France, Germany, The Netherlands and the United Kingdom; the second, Rest of Europe, comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, expenses relating to loans and borrowings, and income tax assets and liabilities, are stated in Corporate and other.

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

	Revenues			Non-current assets excluding deferred tax assets and financial instruments
	(€’000)			(€’000)
	2018	2017	2016	2018	2017	2016
France	100,391	86,180	68,816	349,312	261,558	223,917
Germany	138,016	106,069	84,449	442,681	374,893	281,935
The Netherlands	84,019	80,411	70,678	475,757	373,390	286,604
United Kingdom	47,882	45,977	45,831	103,893	87,955	81,156
Other countries	191,444	170,665	152,014	462,168	350,624	316,644
Total	561,752	489,302	421,788	1,833,783	1,448,420	1,190,256

Information by segment, 2018

	Big4	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	352,692	180,391	533,083	—	533,083
Non-recurring revenue	17,616	11,053	28,669	—	28,669
Total revenue	370,308	191,444	561,752	—	561,752
Cost of sales	(141,312)	(63,464)	(204,776)	(14,686)	(219,462)
Gross profit/(loss)	228,996	127,980	356,976	(14,686)	342,290
Other income	86	—	86	—	86
Sales and marketing costs	(10,562)	(6,380)	(16,942)	(19,552)	(36,494)
General and administrative costs	(100,660)	(44,543)	(145,203)	(49,443)	(194,646)
Operating income	117,860	77,057	194,917	(83,681)	111,236
Net finance expense					(61,784)
Profit before taxation					49,452
Total assets	1,508,967	520,834	2,029,801	232,753	2,262,554
Total liabilities	311,140	111,762	422,902	1,206,232	1,629,134
Capital expenditures, including intangible assets*	(318,595)	(113,775)	(432,370)	(18,809)	(451,179)
Depreciation and amortization	84,943	33,964	118,907	10,047	128,954
Adjusted EBITDA(1)	203,796	113,653	317,449	(59,651)	257,798

Information by segment, 2017

	Big4	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	302,346	160,170	462,516	—	462,516
Non-recurring revenue	16,291	10,495	26,786	—	26,786
Total revenue	318,637	170,665	489,302	—	489,302
Cost of sales	(119,931)	(57,810)	(177,741)	(12,730)	(190,471)
Gross profit/(loss)	198,706	112,855	311,561	(12,730)	298,831
Other income	97	—	97	—	97
Sales and marketing costs	(9,780)	(5,891)	(15,671)	(17,794)	(33,465)
General and administrative costs	(87,903)	(37,045)	(124,948)	(42,242)	(167,190)
Operating income	101,120	69,919	171,039	(72,766)	98,273
Net finance expense					(44,367)
Profit before taxation					53,906
Total assets	1,229,960	393,644	1,623,604	78,467	1,702,071
Total liabilities(i)	274,076	78,247	352,323	760,087	1,112,410
Capital expenditures, including intangible assets*	(174,818)	(69,832)	(244,650)	(11,365)	(256,015)
Depreciation and amortization	72,721	29,365	102,086	6,166	108,252
Adjusted EBITDA(1)	174,818	99,665	274,483	(53,522)	220,961

Information by segment, 2016

	Big4	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	256,004	143,954	399,958	—	399,958
Non-recurring revenue	13,770	8,060	21,830	—	21,830
Total revenue	269,774	152,014	421,788	—	421,788
Cost of sales	(100,921)	(51,769)	(152,690)	(9,878)	(162,568)
Gross profit/(loss)	168,853	100,245	269,098	(9,878)	259,220
Other income	333	—	333	—	333
Sales and marketing costs	(8,390)	(5,209)	(13,599)	(16,342)	(29,941)
General and administrative costs	(73,238)	(32,632)	(105,870)	(32,687)	(138,557)
Operating income	87,558	62,404	149,962	(58,907)	91,055
Net finance expense					(36,269)
Profit before taxation					54,786
Total assets	990,406	363,444	1,353,850	128,815	1,482,665
Total liabilities(i)	208,871	74,355	283,226	657,953	941,179
Capital expenditures, including intangible assets*	(170,707)	(69,650)	(240,357)	(10,521)	(250,878)
Depreciation and amortization	60,128	25,371	85,499	4,336	89,835
Adjusted EBITDA(1)	148,191	88,195	236,386	(45,510)	190,876

Note:— * Capital expenditure, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

(i)

Certain figures as of December 31, 2017 and 2016 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of these 2018 consolidated financial statements.

Reconciliation to Adjusted EBITDA

Consolidated

	2018	2017	2016
	(€’000)
Net income	31,118	39,067	38,336
Income tax expense	18,334	14,839	16,450
Profit before taxation	49,452	53,906	54,786
Finance income	(4,094)	(1,411)	(1,206)
Finance expense	65,878	45,778	37,475
Operating income	111,236	98,273	91,055
Depreciation and amortization	128,954	108,252	89,835
Share-based payments	12,704	9,929	7,890
M&A transaction costs(2)	3,235	4,604	2,429
Re-assessment of indirect taxes(3)	1,755	—	—
Income from sub-leases on unused data center sites(4)	(86)	(97)	(95)
Increase/(decrease) in provision for site restoration(5)	—	—	(238)
Adjusted EBITDA(1)	257,798	220,961	190,876

France, Germany, The Netherlands and the United Kingdom

	2018	2017	2016
	(€’000)
Operating income	117,860	101,120	87,558
Depreciation and amortization	84,943	72,721	60,128
Share-based payments	1,079	1,074	838
Income from sub-leases on unused data center sites(4)	(86)	(97)	(95)
Increase/(decrease) in provision for site restoration(5)	—	—	(238)
Adjusted EBITDA(1)	203,796	174,818	148,191

Rest of Europe

	2018	2017	2016
	(€’000)
Operating income	77,057	69,919	62,404
Depreciation and amortization	33,964	29,365	25,371
Re-assessment of indirect taxes(3)	1,755	—	—
Share-based payments	877	381	420
Adjusted EBITDA(1)	113,653	99,665	88,195

Corporate and other

	2018	2017	2016
	(€’000)
Operating income	(83,681)	(72,766)	(58,907)
Depreciation and amortization	10,047	6,166	4,336
Share-based payments	10,748	8,474	6,632
M&A transaction costs(2)	3,235	4,604	2,429
Adjusted EBITDA(1)	(59,651)	(53,522)	(45,510)

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

3)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current ongoing business.
4)	“Income from sub-leases of unused data center sites” represents the income on sub-lease of portions of unused data center sites to third parties. This income is treated as “Other income”.
5)	“Increase/(decrease) in provision for site restoration” represents income or expense related to the termination of data center sites. This item is treated as “Other income”.

6	Revenue from contracts with customers

Disaggregated revenue information

Revenue consists of colocation revenue derived from the rendering of data center services, which includes customer installation services and equipment sales.

	For the year ended December 31, 2018
	Recurring revenues, mainly from primary data center services and recurring hands and eyes services	Non-recurring revenues, from additional setup and installations and hands and eyes services on demand	Total
	(€’000)
Geographical region
France	94,165	6,226	100,391
Germany	130,139	7,877	138,016
The Netherlands	82,467	1,552	84,019
United Kingdom	45,921	1,961	47,882
Other countries	180,391	11,053	191,444
Total revenue from contracts with customers	533,083	28,669	561,752

	For the year ended December 31, 2017
	Recurring revenues, mainly from primary data center services	Non-recurring revenues, mainly from additional setup and installations	Total
	(€’000)
Geographical region
France	79,816	6,364	86,180
Germany	99,478	6,591	106,069
The Netherlands	78,712	1,699	80,411
United Kingdom	44,340	1,637	45,977
Other countries	160,170	10,495	170,665
Total revenue from contracts with customers	462,516	26,786	489,302

	For the year ended December 31, 2016
	Recurring revenues, mainly from primary data center services	Non-recurring revenues, mainly from additional setup and installations	Total
	(€’000)
Geographical region
France	65,333	3,483	68,816
Germany	78,439	6,010	84,449
The Netherlands	68,206	2,472	70,678
United Kingdom	44,025	1,806	45,831
Other countries	143,954	8,060	152,014
Total revenue from contracts with customers	399,957	21,831	421,788

Considerations from contracts with customers which have been received or which are receivable at reporting date, have not been adjusted for any financing component, since the period between fulfilling performance obligations and receipt of the consideration is less than one year.

The Group did not incur significant incremental costs to obtain contracts with customers. There are no significant assets relating to costs to fulfil contracts with customers.

Contract balances

The following table provides information about receivables, contract assets and contracts liabilities from contracts with customers.

	December 31, 2018	January 1, 2018
	(€’000)
Trade receivables	99,904	113,518
Contract assets	41,754	36,575
Contract liabilities (current)	(60,472)	(73,262)
Contract liabilities (non-current)	(11,045)	(7,557)

The contract assets primarily relate to the Group’s rights to consideration for services provided but not billed at the reporting date. The contract assets are transferred to Trade receivables when the rights become unconditional, which is usually when the Group issues an invoice to the customer.

The contract liabilities primarily relate to the advance consideration received from customers for setup and installation work that is directly related to primary data center services and has been executed close to commencement date of the customer contracts. The amounts included in the current contract liability balance at the beginning of 2018, have been recognized as revenue during the year.

7	General and administrative costs

The general and administrative costs consist of the following components:

	2018	2017	2016
	(€’000)
Depreciation, amortization and impairments	128,954	108,252	89,835
Share-based payments	12,704	9,929	7,890
M&A transaction costs	3,235	4,604	2,429
Employee benefit expenses (excluding share-based payments)	18,407	16,918	16,279
Other general and administrative costs	31,346	27,487	22,124
	194,646	167,190	138,557

8	Employee benefit expenses

The Group employed an average of 720 employees (full-time equivalents) during 2018 (2017: 638 and 2016: 574). Costs incurred in respect of these employees were:

	2018	2017	2016
	(€’000)
Salaries and bonuses	57,689	50,580	44,556
Social security charges	9,424	8,147	7,113
Contributions to defined contribution pension plans	3,303	3,063	2,571
Other personnel-related costs	9,243	8,572	7,844
Share-based payments	12,704	9,929	7,890
	92,363	80,291	69,974

The following income statement line items include employee benefit expenses of:

	2018	2017	2016
	(€’000)
Costs of sales	38,027	31,877	26,539
Sales and marketing costs	23,225	21,567	19,274
General and administrative costs	31,111	26,847	24,161
	92,363	80,291	69,974

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

9	Finance income and expense

	2018	2017	2016
	(€’000)
Bond premium and fees in income	3,140	1,188	790
Bank and other interest	477	223	135
Profit from sale of financial asset	—	—	281
Fair value adjustment of convertible loans	469	—	—
Net foreign currency exchange gain	8	—	—
Finance income	4,094	1,411	1,206
Interest expense on Senior (Secured) Notes, bank loans and other loans	(49,262)	(37,706)	(33,095)
Interest expense on finance leases	(3,375)	(3,667)	(1,750)
Bond premium and fees in expense	(945)	—	—
Interest expense on provision for onerous lease contracts	—	—	(16)
Other financial expenses	(12,296)	(2,707)	(1,765)
Net foreign currency exchanges loss	—	(1,698)	(849)
Finance expense	(65,878)	(45,778)	(37,475)
Net finance expense	(61,784)	(44,367)	(36,269)

In 2018, the “Interest expense on Senior (Secured) Notes, bank loans and other loans” increased principally as result of the impact of the refinancing completed in June 2018 and the bond tap completed in September 2018.

In 2018, “Other financial expenses” includes the impact of gains and losses recognized with respect to the redemption of the Senior Secured Notes due 2020 and the termination of three revolving credit facility agreements.

“Fair value adjustment of convertible loans” reflects the changes in the fair value of convertible loans given to Icolo Ltd., which are carried at FVTPL. Interest income relating to these convertible loans are included in “Bank and other interest”.

“Profit from sale of financial asset” reflects the profit realized in 2016 on the sale of the Group’s shares in iStreamPlanet Co.

“Interest expense on finance leases” in 2016 was impacted by a €1.4 million adjustment reducing the finance lease obligations.

10	Income taxes

Income tax expense

	2018	2017	2016
	(€’000)
Current taxes	(17,990)	(13,814)	(11,421)
Deferred taxes	(344)	(1,025)	(5,029)
Total income tax expense	(18,334)	(14,839)	(16,450)

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2018 (25% in 2017 and 2016) and the actual tax benefit/(expense) with an effective tax rate of 37.1% (27.5% in 2017 and 30.0% in 2016) is as follows:

	2018		2017		2016
	(€’000)%		(€’000)%		(€’000)%
Net income	31,118		39,067		38,336
Income tax expense	18,334		14,839		16,450
Profit before taxation	49,452		53,906		54,786
Income tax using Company’s domestic tax rate	(12,363)	25.0%	(13,477)	25.0%	(13,697)	25.0%
Effect of tax rates in foreign jurisdictions	(24)	0.0%	(99)	0.2%	(844)	1.5%
Change in tax rate and legislation	(2,768)	5.6%	554	(1.0%)	367	(0.7%)
Non-deductible expenses	(3,329)	6.7%	(2,496)	4.6%	(2,197)	4.0%
Recognition of previously unrecognized tax losses	—	0.0%	—	0.0%	147	(0.3)%
Prior year adjustments included in current year tax	657	(1.3%)	201	(0.4%)	(354)	0.7%
Other	(507)	1.1%	478	(0.9%)	128	(0.2%)
Income tax expense	(18,334)	37.1%	(14,839)	27.5%	(16,450)	30.0%

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets/(liabilities) during the year is as follows:

		Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total	Of which reported as Deferred tax assets	Of which reported as Deferred tax liabilities
		€’000	€’000	€’000	€’000	€’000	€’000	€’000
January 1, 2016(i)	Net deferred tax assets/(liabilities)	(6,790)	484	2,855	18,356	14,905	23,024	(8,119)
	Recognized in profit/(loss) for 2016	(856)	(484)	(618)	(3,071)	(5,029)
	Recognized in equity	—	—	—	1,835	1,835
	Effects of movements in exchange rates	985	—	(228)	(123)	635
December 31, 2016(i)	Net deferred tax assets/(liabilities)	(6,661)	—	2,009	16,997	12,345	20,370	(8,025)
	Recognized in profit/(loss) for 2017	(4,019)	—	639	2,355	(1,025)
	Recognized in equity	—	—	(37)	205	168
	Acquisitions through business combinations	(7,790)	—	70	915	(6,805)
	Effects of movements in exchange rates	174	—	(76)	(89)	9
December 31, 2017(i)	Net deferred tax assets/(liabilities)	(18,296)	—	2,605	20,383	4,692	24,470	(19,778)
	Recognized in profit/(loss) for 2018	(3,707)		489	2,875	(343)
	Recognized in equity			601		601
	Acquisitions through business combinations	—	—	—	—	—
	Effects of movements in exchange rates	80		(6)	(92)	(18)
December 31, 2018	Net deferred tax assets/(liabilities)	(21,923)	—	3,689	23,166	4,932	21,807	(16,875)

(i)

Certain figures as of December 31, 2017 and 2016 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of these 2018 consolidated financial statements.

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction. In the years presented there were no unrecognized deferred tax assets.

The accumulated recognized and unrecognized tax losses expire as follows:

	2018	2017	2016
	(€’000)
Within one year	—	—	—
Between 1 and 5 years	23,458	25,352	3,517
After 5 years	74,623	35,164	28,146
Unlimited	14,559	27,748	47,081
Total recognized and unrecognized tax losses	112,640	88,264	78,744

11	Property, plant and equipment

	Freehold land and buildings	Infrastructure and equipment	Assets under construction	Total data center assets	Office equipment and other	Total
		(€’000)
Cost:
As at January 1, 2018	227,715	1,534,440	116,437	1,878,592	55,065	1,933,657
Additions	45,598	99,406	343,254	488,258	13,035	501,293
Exchange differences	225	(790)	(526)	(1,091)	67	(1,024)
Disposals	—	(7,538)	—	(7,538)	(1,094)	(8,632)
Transfers	5,704	183,289	(189,507)	(514)	514	—
As at December 31, 2018	279,242	1,808,807	269,658	2,357,707	67,587	2,425,294
Accumulated depreciation and impairment:
As at January 1, 2018	(21,098)	(537,035)	—	(558,133)	(33,053)	(591,186)
Depreciation	(4,448)	(108,252)	—	(112,700)	(8,030)	(120,730)
Exchange differences	1	(275)	—	(274)	(59)	(333)
Disposals	—	7,227	—	7,227	792	8,019
As at December 31, 2018	(25,545)	(638,335)	—	(663,880)	(40,350)	(704,230)
Carrying amount as of December 31, 2018	253,697	1,170,472	269,658	1,693,827	27,237	1,721,064
Cost:
As at January 1, 2017	176,421	1,315,971	111,803	1,604,195	46,761	1,650,956
Additions	28,712	83,216	160,004	271,932	8,765	280,697
Acquisitions through business combinations	5,440	11,272	—	16,712	109	16,821
Exchange differences	(1)	(11,181)	(1,020)	(12,202)	(510)	(12,712)
Disposals	—	(2,045)	—	(2,045)	(60)	(2,105)
Transfers	17,143	137,207	(154,350)	—	—	—
As at December 31, 2017	227,715	1,534,440	116,437	1,878,592	55,065	1,933,657
Accumulated depreciation and impairment:
As at January 1, 2017	(16,237)	(452,054)	—	(468,291)	(26,634)	(494,925)
Depreciation	(4,861)	(91,912)	—	(96,773)	(6,812)	(103,585)
Exchange differences	—	5,050	—	5,050	333	5,383
Disposals	—	1,881	—	1,881	60	1,941
As at December 31, 2017	(21,098)	(537,035)	—	(558,133)	(33,053)	(591,186)
Carrying amount as of December 31, 2017	206,617	997,405	116,437	1,320,459	22,012	1,342,471
Cost:
As at January 1, 2016	174,935	1,127,883	77,664	1,380,482	38,219	1,418,701
Additions	—	64,369	184,603	248,972	9,274	258,246
Exchange differences	6	(17,010)	(2,454)	(19,458)	(501)	(19,959)
Disposals	—	(5,801)	—	(5,801)	(231)	(6,032)
Transfers	1,480	146,530	(148,010)	—	—	—
As at December 31, 2016	176,421	1,315,971	111,803	1,604,195	46,761	1,650,956
Accumulated depreciation and impairment:
As at January 1, 2016	(12,652)	(385,095)	—	(397,747)	(21,882)	(419,629)
Depreciation	(3,584)	(78,680)	—	(82,264)	(5,302)	(87,566)
Exchange differences	(1)	5,920	—	5,919	319	6,238
Disposals	—	5,801	—	5,801	231	6,032
As at December 31, 2016	(16,237)	(452,054)	—	(468,291)	(26,634)	(494,925)
Carrying amount as of December 31, 2016	160,184	863,917	111,803	1,135,904	20,127	1,156,031

In December 2018, the Group completed a transaction to purchase a parcel of land in Copenhagen, Denmark. As of December 31, 2018, the carrying value of the land amounted to €9.4 million.

In October 2018, the Group completed a transaction to purchase a parcel of land in Zurich, Switzerland. As of December 31, 2018, the carrying value of the land amounted to €17.5 million.

In June 2018, the Group completed a transaction to purchase a parcel of land in Madrid, Spain. As of December 31, 2018, the carrying value of the land amounted to €8.2 million.

In April 2018, the Group completed a transaction to purchase a parcel of land in Amsterdam, Netherlands. As of December 31, 2018, the carrying value of the land amounted to €6.3 million.

In December 2017, the Group completed a transaction to purchase approximately 22,000 sqm of land in close proximity to the AMS8 datacenter. As of December 31, 2018, the carrying value of the land amounted to €14.8 million.

In October 2017, the Group completed a transaction to purchase a parcel of land in Frankfurt, Germany. As of December 31, 2018, the carrying value of the land amounted to €10.7 million.

On September 29, 2015, the Group entered into a contract to lease the properties related to the AMS8 data center. The lease, which covers land and building, commenced during the third quarter of 2016. The land component has been treated as an operating lease, the building as a financial lease. As of December 31, 2018, the carrying value of the building amounted to €15.9 million.

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will become effective in 2019. As a result of this modification, the lease is reported as a financial lease. Per December 31, 2018, the carrying amount of the land amounted to €20.9 million.

As at December 31, 2018, the carrying value of freehold land included in the category “Freehold land and buildings” amounted to €145.9 million (2017: €104.6 million; 2016: €76.9 million).

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At December 31, 2018, properties with a carrying value of €96.7 million (2017: €102.9 million; 2016: €90.2 million) were subject to a registered debenture to secure mortgages (see Note 19). At December 31, 2018, properties with a carrying value of €49.1 million (2017: €50.2 million and 2016: €51.3 million) were subject to a finance lease agreement (see Note 19).

Capitalized interest relating to borrowing costs for 2018 amounted to €4.9 million (2017: €3.1 million; 2016: €3.4 million). The cash effect of the interest capitalized for 2018 amounted to €6.2 million, which is presented in the Statement of Cash Flows under “Purchase of property, plant and equipment” (2017: €3.9 million; 2016: €2.2 million).

12	Intangible assets and goodwill

	Power grid Rights	Software	Goodwill	Customer portfolio	Other	Total
	(€’000)
Cost:
As at January 1, 2018	21,820	26,810	38,900	28,005	2,165	117,700
Additions	6,699	4,747	—	—	—	11,446
Exchange differences	(73)	(9)	—	—	—	(82)
Disposals	—	(255)	—	—	—	(255)
As at December 31, 2018	28,446	31,293	38,900	28,005	2,165	128,809
Accumulated amortization and impairment:
As at January 1, 2018	(3,005)	(12,403)	—	(1,167)	(1,632)	(18,207)
Amortization	(932)	(5,213)	—	(1,417)	(74)	(7,636)
Exchange differences	—	10	—	—	—	10
Disposals	—	255	—	—	—	255
As at December 31, 2018	(3,937)	(17,351)	—	(2,584)	(1,706)	(25,578)
Carrying amount as of December 31, 2018	24,509	13,942	38,900	25,421	459	103,231
Cost:
As at January 1, 2017	18,582	21,519	—	—	2,165	42,266
Additions	3,466	5,326	—	—	—	8,792
Acquisitions through business combinations	—	—	38,900	28,005	—	66,905
Exchange differences	(228)	(35)	—	—	—	(263)
Disposals	—	—	—	—	—	—
As at December 31, 2017	21,820	26,810	38,900	28,005	2,165	117,700
Accumulated amortization and impairment:
As at January 1, 2017	(2,232)	(9,816)	—	—	(1,524)	(13,572)
Amortization	(773)	(2,619)	—	(1,167)	(108)	(4,667)
Exchange differences	—	32	—	—	—	32
Disposals	—	—	—	—	—	—
As at December 31, 2017	(3,005)	(12,403)	—	(1,167)	(1,632)	(18,207)
Carrying amount as of December 31, 2017	18,815	14,407	38,900	26,838	533	99,493
Cost:
As at January 1, 2016	16,091	16,322	—	—	2,165	34,578
Additions	3,647	5,282	—	—	—	8,929
Exchange differences	(1,156)	(85)	—	—	—	(1,241)
Disposals	—	—	—	—	—	—
As at December 31, 2016	18,582	21,519	—	—	2,165	42,266
Accumulated amortization and impairment:
As at January 1, 2016	(1,688)	(8,285)	—	—	(1,411)	(11,384)
Amortization	(544)	(1,612)	—	—	(113)	(2,269)
Exchange differences	—	81	—	—	—	81
Disposals	—	—	—	—	—	—
As at December 31, 2016	(2,232)	(9,816)	—	—	(1,524)	(13,572)
Carrying amount as of December 31, 2016	16,350	11,703	—	—	641	28,694

Amortization of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

Impairment test on goodwill

The goodwill relates to the acquisition of Interxion Science Park in February 2017. This business has been integrated in the Dutch operating company and is as such considered part of the Dutch cash generating unit (“CGU”). As such, the annual impairment test on acquisition goodwill is carried out on this CGU in October of each year.

The recoverable amount of the Dutch CGU was based on value in use, estimated using discounted cash flows.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

Percentages	2018	2017	2016
Discount rate (pre-tax)	8.4%	8.2%	n/a
Terminal value growth rate	0.9%	1.1%	n/a
Budgeted Adjusted EBITDA growth rate throughout the forecast	0.0%	0.0%	n/a

The cash flow projections included specific estimates for 2019 and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate.

The budgeted Adjusted EBITDA for 2019 and in steady state was based on expectations of future outcomes taking into account past experience.

Customer portfolio

The customer portfolio was identified as a separate asset after the acquisition of InterXion Science Park B.V. in 2017. It has been initially recognized at fair value and is being amortized in 20 years.

13	Other investments

The other investments represent a convertible loan with a principal amount of USD 7.5 million provided by InterXion Participation 1 B.V. to Icolo, a company that is running a data center business in Kenya through its wholly-owned Kenyan subsidiary. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. Upon implementation of IFRS 9 – Financial Instruments, the convertible loan is considered a single instrument, to be carried at fair value through profit and loss. Accordingly, since January 1, 2018, it has been accounted for as such.

14	Other non-current assets and Trade and other current assets

	2018	2017	2016
	(€’000)
Other non-current assets
Data-center-related prepaid expenses	4,305	2,708	3,507
Rental and other supplier deposits	4,069	3,736	3,056
Collateralized cash	3,524	3,529	3,328
Deferred setup cost	2,413	2,806	1,502
Deferred financing costs	1,741	—	142
Deferred rent related stamp duties	791	895	379
	16,843	13,674	11,914

	2018	2017	2016
	(€’000)
Trade and other current assets
Trade receivables – net (Note 20)	99,904	113,518	91,451
Accrued revenue	41,754	36,575	34,560
Prepaid expenses and other current assets	27,061	16,745	15,992
Taxes receivable	24,029	12,415	5,416
Collateralized cash	12,865	533	402
	205,613	179,786	147,821

Accrued revenue relates to service-fee holidays provided in relation to our long-term customer contracts. As of December 31, 2018, €16.5 million of the accrued revenue balance will not be realized within 12 months.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other related operational data center and construction-related prepayments.

As at December 31, 2018, collateralized cash amounting to €16.4 million is held to support the issuance of bank guarantees on behalf of a number of subsidiary companies (2017: €4.1 million; 2016: €3.7 million).

15	Cash and cash equivalents and short-term investments

Cash and cash equivalents are at free disposal of the Company. Cash held as collateral is presented as other current and non-current assets.

16	Shareholders’ equity

Share capital and share premium

	Ordinary shares
	2018	2017	2016
	(In thousands of shares)
On issue at January 1,	71,415	70,603	69,919
Issue/conversion of shares	293	812	684
On issue at December 31,	71,708	71,415	70,603

On January 28, 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of €1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2018, a total of 0.3 million (2017: 0.8 million, 2016: 0.7 million) options were exercised and restricted and performance shares were vested.

At December 31, 2018, 2017 and 2016, the authorized share capital comprised 200,000,000 ordinary shares at par value of €0.10. All issued shares are fully paid.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

17	Earnings per share

Profit attributable to ordinary shareholders

	2018	2017	2016
	(€’000)
Profit attributable to ordinary shareholders	31,118	39,067	38,336

Basic earnings per share

The calculation of basic earnings per share at December 31, 2018, was based on the profit attributable to ordinary shareholders and a weighted average number of ordinary shares outstanding during the year ended December 31, 2018, of 71,562,000 (for the years; 2017: 71,089,000 and 2016: 70,349,000). Profit is attributable to ordinary shareholders on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2018, was based on the profit attributable to ordinary shareholders and a weighted average number of ordinary shares and the impact of dilutive options, restricted shares and performance shares outstanding during the year ended December 31, 2018, of 72,056,000 (for the years; 2017: 71,521,000 and 2016: 71,213,000).

Weighted average number of ordinary shares

	2018	2017	2016
Weighted average number of ordinary shares at December 31,	71,562	71,089	70,349
Dilution effect of share options, restricted and performance shares on issue	494	432	864
Weighted average number of ordinary shares (diluted) at December 31,	72,056	71,521	71,213

18	Trade payables and other liabilities

	2018	2017(i)	2016(i)
	(€’000)
Non-current
Deferred revenue	11,056	7,557	6,282
Other non-current liabilities	22,998	16,114	14,288
	34,054	23,671	20,570
Current
Trade payables	109,463	47,489	23,076
Tax and social security	7,989	9,357	6,528
Customer deposits	20,098	20,878	20,671
Deferred revenue	60,472	73,262	63,974
Accrued expenses	81,074	78,804	57,077
Other current liabilities	1,781	122	107
	280,877	229,912	171,433

(i)

Certain figures as of December 31, 2017 and 2016 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of these 2018 consolidated financial statements.

Trade payables include €87.9 million (2017: €28.8 million; 2016: €10.6 million) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses include the following items:

	2018	2017(i)	2016(i)
	(€’000)
Data-center-related costs	51,912	36,838	18,785
Personnel and related costs	14,746	13,273	12,261
Professional services	3,207	2,486	1,871
Customer implementation and related costs	4,484	4,492	3,081
Financing-related costs	2,780	17,909	17,498
Other	3,945	3,806	3,581
	81,074	78,804	57,077

(i)

Certain figures as of December 31, 2017 and 2016 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of these 2018 consolidated financial statements.

19	Borrowings

	2018	2017	2016
	(€’000)
Non-current
Senior Notes	1,188,387	—	—
Senior Secured Notes 6.0%, due 2020	—	628,141	629,327
Mortgages	47,124	45,386	43,508
Finance lease liabilities	31,302	50,525	51,140
	1,266,813	724,052	723,975
Current
Mortgages	4,258	8,254	10,904
Finance lease liabilities	19,072	602	578
2017 Senior Secured Revolving Facility	—	99,904	—
	23,330	108,760	11,482
Total borrowings	1,290,143	832,812	735,457

The carrying amounts of the Group’s borrowings are principally denominated in euros. The face value of the Senior Notes as of December 31, 2018 was €1,200.0 million. The face value of the Senior Secured Notes as of December 31, 2017 was €625.0 million (2016: €625.0 million).

The face value of the mortgages amounted to €52.0 million as of December 31, 2018 (2017: €54.3 million and 2016: €55.2 million).

Senior Notes and bank borrowings

Mortgages

On January 18, 2013, the Group completed a €10.0 million financing agreement, consisting of two loans that are secured by mortgages on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl and a pledge on the rights under the intergroup lease agreements between Interxion Real Estate II Sarl and Interxion Real Estate III Sarl, as lessors, and Interxion France SAS, as lessee, and are guaranteed by Interxion France SAS. The principal amounts of the mortgage loans are required to be repaid in quarterly installments collectively amounting to €167,000 of which the first quarterly installment was paid on April 18, 2013. The mortgage loans have a maturity of 15 years and a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The financing agreement requires the interest rate to be fixed for a minimum of 40% of the principal outstanding amount for a minimum of six years. In April 2013, the interest rate was fixed for approximately 75% of the principal outstanding amount for a period of ten years. The financing agreement does not include any financial covenants.

On April 1, 2014, the Group completed a €9.2 million financing agreement, consisting of a loan that is secured by a mortgage on the data center property in Belgium owned by Interxion Real Estate IX N.V. and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate IX N.V., as lessor, and InterXion Belgium N.V., as lessee, and is guaranteed by Interxion Real Estate Holding B.V. The principal amount of the mortgage loan is required to be repaid in quarterly installments of €153,330 of which the first quarterly installment was paid on July 31, 2014. The mortgage loan has a maturity of 15 years and a variable interest rate based on EURIBOR plus 200 basis points. The financing agreement does not include any financial covenants.

On October 13, 2015, the Group completed a €15.0 million financing agreement, consisting of a loan that is secured by a mortgage on certain data center property (FRA8 and FRA10) in Germany owned by Interxion Real Estate I B.V. and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate I B.V., as lessor, and Interxion Deutschland GmbH, as lessee. The principal amount of the mortgage loan is required to be repaid in four annual installments of €1.0 million of which the first annual installment was paid on September 30, 2016, and a final installment of €11.0 million which is due on September 30, 2020. The mortgage loan has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate I B.V.

On April 8, 2016, the Group completed a €14.6 million financing agreement, consisting of a loan that is secured by a mortgage on certain data center property in Austria owned by Interxion Real Estate VII GmbH and a pledge on the rights under the intergroup lease agreement between InterXion Real Estate VII GmbH, as lessor, and Interxion Österreich GmbH, as lessee. The principal amount of the mortgage loan is required to be repaid in 177 monthly installments, increasing from €76,000 to €91,750. The mortgage loan has a maturity of fourteen years and nine months and has a variable interest rate based on EURIBOR plus 195 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate VII GmbH.

On December 1, 2017, the Group renewed a €10.0 million financing agreement, entered into in 2012, consisting of a loan that is secured by a mortgage on certain data center property in The Netherlands owned by Interxion Real Estate IV B.V. The principal amount of the mortgage loan is required to be repaid in four annual instalments of €667,000 commencing in December 2018 and a final installment of €7,332,000 which is due on December 31, 2022. The mortgage loan has a variable interest rate based on EURIBOR (subject to a zero percent EURIBOR floor) plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate IV B.V.

On July 12, 2018, the Group completed a €6.0 million financing agreement, consisting of a loan that is secured by mortgage on certain data center property in The Netherlands owned by Interxion Real Estate V B.V. and a pledge on rights under the intergroup lease agreement between Interxion Real Estate V B.V., as lessor, and Interxion Nederland B.V., as lessee. The principal amount of the mortgage loan is required to be repaid in four annual instalments of €400,000 commencing July 12, 2019 and a final installment of €4,400,000 which is due on July 1, 2023. The mortgage loan has a variable interest rate based on EURIBOR plus 225 basis points. The financing agreement includes a minimum required debt service capacity ratio of 1.20 to 1.00, based on the operations of Interxion Real Estate V B.V.

These mortgages do not conflict with the restrictions of the Indenture and the Revolving Facility.

Senior Notes

On June 18, 2018, the Company issued an aggregate principal amount of €1,000 million 4.75% Senior Notes due 2025 (the “Senior Notes”). The net proceeds of the offering were used to redeem the entire amounts relating to the €625 million Senior Secured Notes due 2020, to repay amounts drawn under revolving credit facilities, to pay all related fees, expenses and premiums and for other general corporate purposes.

The Senior Notes are governed by an indenture dated June 18, 2018, between the Company, as issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as trustee and paying agent and The Bank of New York Mellon SA/NV, Luxembourg Branch as transfer agent and registrar (the “Indenture”). The Indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, and sell assets. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of certain additional debt, a consolidated fixed charge coverage ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) of at least 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Senior Notes are guaranteed by certain of the Company’s subsidiaries.

On September 20, 2018, the Company issued a further €200.0 million aggregate principal amount of its Senior Notes (the “Additional Notes”). The net proceeds of the offering amounted to €203.8 million, net of offering fees and expenses of €2.2 million. The net proceeds contained the nominal value of the Additional Notes, plus an issuance premium of 103.00%. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the Indenture pursuant to which, on June 18, 2018, the Company issued the Senior Notes.

The Company may redeem all or part of the Senior Notes. The Company has the following redemption rights:

Optional redemption prior to June 15, 2021 upon an equity offering

At any time and from time to time prior to June 15, 2021, upon not less than 10 and not more than 60 days’ notice, we may on any or more occasions redeem up to 40% of the original aggregate principal amount of the Senior Notes (including any additional notes), with funds in an aggregate amount not exceeding the net cash proceeds received from one or more equity offerings at a redemption price equal to 104.75% of the principle amount of any such Senior Notes, plus accrued and unpaid interest and additional amounts, if any, on the Senior Notes redeemed to but excluding the redemption date, provided that:

(a)	the redemption takes place not later than 180 days after the closing of the related equity offering; and

(b)	at least 50% of the original aggregate principal amount of the Senior Notes (including any additional notes) issued under the Indenture remains outstanding immediately thereafter.

Optional redemption prior to June 15, 2021

At any time prior to June 15, 2021, upon not less than 10 and not more than 60 days’ notice, we may on any one or more occasions redeem the Senior Notes, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium (as defined in the Indenture)as of, and accrued and unpaid interest and additional amounts, if any, on the Senior Notes redeemed to, but excluding, the redemption date.

Optional redemption on or after June 15, 2021

At any time and from time to time on or after June 15, 2021, upon not less than 10 and not more than 60 days’ notice, we may on any one or more occasions redeem the Senior Notes in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, on the Senior Notes redeemed, to, but excluding, the applicable redemption date and additional amounts, if any, if redeemed during the twelve-month period beginning on June 15 of the year indicated below:

Year	Redemption Price
2021	102.3750%
2022	101.1875%
2023, and thereafter	100.0000%

Change of Control

The Senior Notes and the Indenture also contain a change of control provision, which requires the Company to make an offer to purchase the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase, upon the occurrence of certain events constituting a change of control (as defined in the Indenture) and a ratings event (as defined in the Indenture).

Revolving Facility Agreement

On June 18, 2018, the Company entered into the €200.0 million 2018 revolving facility agreement (the “Revolving Facility Agreement”) between, among others, the Company, the arrangers named therein and ABN AMRO Bank N.V. as agent (for the purpose of this section, the “Agent”), pursuant to which the Revolving Facility has been made available to the Company.

As at December 31, 2018, the Revolving Facility was undrawn. In the first quarter of 2019, this facility was increased by €100.0 million for a total commitment of €300.0 million.

Covenants regarding Revolving Facility Agreement

The Revolving Facility Agreement requires us to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of certain additional debt, a consolidated fixed charge coverage ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) of at least 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The Revolving Facility Agreement also includes a net leverage ratio financial covenant (tested on a quarterly basis provided that the Test Condition applies), which requires total net debt (calculated as a ratio to pro forma Adjusted EBITDA) not to exceed 5.00 to 1.00. In addition, the Revolving Facility Agreement permits us to elect, on a one-time basis and subject to certain conditions, to adjust the financial covenant to 5.50 to 1.00 for two consecutive quarter periods (including the quarter in which such election is made).

The breach of any of these covenants by the Company or the failure by the Company to maintain its net leverage ratio could result in a default under the Revolving Facility Agreement. As of December 31, 2018, the Company’s consolidated fixed charge coverage ratio was 4.01 to 1.00 and the leverage ratio was stood at 4.39 to 1.00.

The Company has remained in full compliance with all its covenants. In addition, the Company does not anticipate, in the next twelve months, any breach or failure that would negatively impact its ability to borrow funds under the Revolving Facility Agreement.

Change of control or sale of assets

If, there is a sale of all or substantially all the assets of the Group whether in a single transaction or a series of related transactions, or a change of control that any beneficial owner gains control of the Company, then a lender under the Revolving Facility Agreement shall not be obliged to fund a loan to the Company.

In addition, if within 15 business days of the Company notifying the Agent of a change of control or sale of assets as described above, a lender wishes to cancel its commitment under the Revolving Facility Agreement as a result of that event, such lender’s commitments will be immediately cancelled and its participation in all outstanding loans shall, together with the accrued and unpaid interest and all other amounts accrued and outstanding under the agreement, become due and payable within five business days of the date on which the relevant lender notifies the applicable agent thereunder.

Reconciliation to cash flow statement

The reconciliation of movements of liabilities to cash flows arising from financing activities is set out below:

	Note	6.00% Senior Secured Notes due 2020	4.75% Senior Notes due 2025	Mortgages	Finance lease liabilities	Revolving credit facilities	Share capital	Share premium	Foreign currency translation reserve	Hedging Reserve	Accumulated profit/ (deficit)	Total
	(€’000)
Balance as of January 1, 2018		628,141	—	53,640	51,127	99,904	7,141	539,448	4,180	(169)	39,061	1,422,473
Changes from financing cash flows
Proceeds from exercised options		—	—	—	—	—	29	1,707	—	—	—	1,736
Proceeds from mortgages		—	—	5,969	—	—	—	—	—	—	—	5,969
Repayment of mortgages		—	—	(8,335)	—	—	—	—	—	—	—	(8,335)
Proceeds from revolving facilities		—	—	—	—	148,814	—	—	—	—	—	148,814
Repayments of revolving facilities		—	—	—	—	(250,724)	—	—	—	—	—	(250,724)
Proceeds from 4.75% Senior Notes		—	1,194,800	—	—	—	—	—	—	—	—	1,194,800
Finance lease obligation		—	—	—	(1,170)	—	—	—	—	—	—	(1,170)
Repayment 6.00% Senior Secured Notes		(634,375)	—	—	—	—	—	—	—	—	—	(634,375)
Interest received at issuance of additional notes		—	2,428	—	—	—	—	—	—	—	—	2,428
Transaction costs Senior Notes		—	(7,122)	—	—	—	—	—	—	—	—	(7,122)
Transaction costs Revolving Facility		—	—	—	—	(2,542)	—	—	—	—	—	(2,542)
Total changes from financing cash flows		(634,375)	1,190,106	(2,366)	(1,170)	(104,452)	29	1,707	—	—	—	449,479
Other changes
Liability-related
Capitalized borrowing costs/bond premiums		(3,141)	709	108	—	4,548	—	—	—	—	—	2,224
Redemption fee repayment 6.00% Senior Secured Notes		9,375										9,375
Interest expense		—	—	—	417	—	—	—	—	—	—	417
Interest paid		—	(2,428)	—	—	—	—	—	—	—	—	(2,428)
Total liability-related		6,234	(1,719)	108	417	4,548	—	—	—	—	—	9,588
Total equity-related other changes		—	—	—	—	—	—	12,270	(639)	4	30,388	42,023
Balance as of December 31, 2018		—	1,188,387	51,382	50,374	—	7,170	553,425	3,541	(165)	69,449	1,923,563

	Note	Senior Secured Notes	Mortgages	Finance lease liabilities	Revolving credit facilities	Share capital	Share premium	Foreign currency translation reserve(i)	Hedging Reserve	Accumulated profit/ (deficit)(i)	Total
Balance as of January 1, 2017		629,327	54,412	51,718	—	7,060	523,671	11,004	(243)	(6)	1,276,943
Changes from financing cash flows
Proceeds from exercised options		—	—	—	—	55	6,914	—	—	—	6,969
Proceeds from mortgages		—	9,950	—	—	—	—	—	—	—	9,950
Repayment of mortgages		—	(10,848)	—	—	—	—	—	—	—	(10,848)
Proceeds from revolving facilities		—	—	—	129,521	—	—	—	—	—	129,521
Repayments of revolving facilities		—	—	—	(30,000)	—	—	—	—	—	(30,000)
Finance lease obligation		—	—	(995)	—	—	—	—	—	—	(995)
Total changes from financing cash flows		—	(898)	(995)	99,521	55	6,914	—	—	—	104,597
Other changes
Liability-related
Capitalized borrowing costs/bond premiums		(1,186)	126	—	383	—	—	—	—	—	(677)
Interest expense		—	—	404	—	—	—	—	—	—	404
Interest paid		—	—	—	—	—	—	—	—	—	—
Total liability-related		(1,186)	126	404	383	—	—	—	—	—	(273)
Total equity-related other changes		—	—	—	—	26	8,863	(6,824)	74	39,067	41,206
Balance as of December 31, 2017		628,141	53,640	51,127	99,904	7,141	539,448	4,180	(169)	39,061	1,422,473

(i)

Certain figures as of January 1, 2017 and December 31, 2017 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of these 2018 consolidated financial statements.

Maturity profile

The maturity profile of the gross amounts of Senior Notes, Senior Secured Notes, the 2017 Senior Secured Revolving Facility and Mortgages are set out below:

	2018	2017	2016
	(€’000)
Within one year	—	104,400	7,332
Between 1 and 5 years	27,333	648,000	643,800
Over 5 years	1,224,648	26,916	29,107
	1,251,981	779,316	680,239

The Group has the following undrawn bank borrowing facilities:

	2018	2017	2016
	(€’000)
Expiring within one year	—	100,000	—
Expiring between 1 and 5 years	200,000	—	100,000
	200,000	100,000	100,000

Covenants

The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt and/or guarantees;

•	sell certain kinds of assets;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidate or sell assets.

Our Revolving Facility Agreement also requires us to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of certain debt, a consolidated fixed charge coverage ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) of at least 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence.

The Revolving Facility Agreement also includes a net leverage ratio financial covenant (tested on a quarterly basis provided that the Test Condition applies), which requires total net debt (calculated as a ratio to pro forma Adjusted EBITDA) not to exceed a leverage ratio of 5.00 to 1.00. In addition, the Revolving Facility Agreement permits us to elect, on a one-time basis and subject to certain conditions, to adjust the financial covenant to 5.50 to 1.00 for up to two consecutive quarter periods (including the quarter such election is made). In addition, the Company must ensure, under the Revolving Facility Agreement, that the guarantors represent a certain percentage of Adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a continuing default under our Revolving Facility Agreement, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Notes, may as a result also be accelerated and become due and payable. The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement.

The Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	incur debt;

•	create or incur certain liens;

•	sell certain kinds of assets;

•	designate unrestricted subsidiaries;

•	effect mergers, consolidations or sale of assets; and

•	guarantee certain debt.

The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of certain additional debt, a consolidated fixed charge coverage ratio (calculated as a ratio of Adjusted EBITDA to consolidated interest expense) of at least 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt. The breach of any of these covenants by the Company could result in a default under the Indenture. The Company remained in full compliance with all its covenants. As of December 31, 2018, the Company’s consolidated fixed charge ratio was 4.11 to 1.00 (2017: 4.92 to 1.00; 2016: 4.51 to 1.00).

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following payment schedule:

	2018	2017	2016
	(€’000)
Gross lease liabilities:
Within one year	21,686	4,389	4,346
Between 1 and 5 years	26,719	29,625	31,904
More than 5 years	17,680	36,478	39,144
	66,085	70,492	75,394
Interest
Within one year	3,034	3,693	3,898
Between 1 and 5 years	8,595	10,218	11,897
More than 5 years	4,082	5,454	7,881
	15,711	19,365	23,676
Present value of minimum lease payments
Within one year	18,652	696	448
Between 1 and 5 years	18,124	19,407	20,007
More than 5 years	13,598	31,024	31,263
	50,374	51,127	51,718

In September 2015, the Group entered into a contract to lease the properties related to the AMS8 data center. The lease, which covers land and building, commenced during the third quarter of 2016. The land component has been treated as an operating lease, the building as a finance lease. As of December 31, 2018, the carrying value of the building amounted to €15.9 million.

In August 2014, the Group exercised its option to purchase the AMS7 data center land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of 22 August 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €5.8 million, the carrying value of the building amounted to €6.5 million. The actual legal transfer of ownership will become effective in 2023.

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will come into effect in 2019. As a result of this modification, in accordance with IAS17, as of December 20, 2012, the lease, which was previously reported as an operating lease is treated as a financial lease. The carrying amount of the land amounts to €20.9 million.

20	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The total balance exposed to credit risk at the reporting date was:

	2018	2017	2016
	(€’000)
Trade receivables	99,904	113,518	91,451
Accrued revenue	41,754	36,575	34,560
Collateralized cash	16,389	4,053	3,729
Rental and other supplier deposits	4,069	3,736	3,056
Other investments	7,906	3,693	1,942
Cash and cash equivalents	186,090	38,484	115,893
	356,112	200,059	250,631

The Group assessed its risks relating to cash and cash equivalents. Based on the outcome of this assessment, the group elected its main relationship bank to hold the majority of its cash and cash equivalents. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

The Group seeks to minimize the credit risk related to customers by analyzing new customers individually for creditworthiness before it begins to trade. If customers are independently rated, these ratings are used. If there is no independent rating, the credit quality of the customer is analyzed taking its financial position, past experience and other factors into account.

The Group’s largest financial asset balance exposed to credit risk is with a financial institution, one of the Company’s relationships banks, which accounts for approximately 48% of the €356.1 million total balance exposed to credit risk as of December 31, 2018.

The Group’s largest customer balance exposed to credit risk is with a customer, serviced from multiple locations under multiple service contracts, which accounts for approximately 11% of the total balance exposed to credit risk as of December 31, 2018.

The maximum credit exposure on the trade receivables is reduced by the deferred revenue balance of €71.5 million, as presented in Note 18 (2017: €80.8 million and 2016: €70.3 million).

The exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2018	2017	2016
	(€’000)
UK, France, Germany and The Netherlands	76,213	88,634	71,099
Rest of Europe	22,840	23,995	19,807
Corporate	851	889	545
	99,904	113,518	91,451

The Company uses an allowance matrix to measure the Expected Credit Losses of trade receivables from individual customers, which comprise a very large number of small balances. The aging and the allowance per aging category of trade receivables as of the reporting date was:

	2018		2017		2016
	Gross	Allowance	Gross	Allowance	Gross	Allowance
	(€’000)
Not past due	71,139	—	88,530	—	69,771	—
Past due 0–30 days	12,312	—	9,448	—	12,027	—
Past due 31–120 days	10,830	36	13,111	39	7,329	8
Past due 121 days–1 year	4,739	317	2,295	223	2,358	234
More than 1 year	1,628	391	725	329	324	116
	100,648	744	114,109	591	91,809	358

The movement in the loss allowance for expected credit losses in respect of trade receivables during the year was as follows:

	2018	2017	2016
	(€’000)
Balance as of January 1,	591	358	192
Expected credit losses recognized	174	316	285
Write-offs	(21)	(83)	(119)
Balance as of December 31,	744	591	358

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2018

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Notes	1,188,387	1,542,000	57,000	228,000	1,257,000
Finance lease liabilities	50,374	66,094	21,695	26,720	17,679
Mortgages	51,382	56,739	5,372	36,872	14,495
Trade and other payables(1)	226,116	226,116	225,879	31	206
	1,516,259	1,890,949	309,946	291,623	1,289,380

December 31, 2017

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	628,141	737,500	37,500	700,000	—
Finance lease liabilities	51,127	70,492	4,389	29,625	36,478
Mortgages	53,640	59,684	9,380	33,149	17,155
2017 Senior Secured Revolving Facility	100,000	100,000	100,000	—	—
Trade and other payables(1) (i)	145,446	145,446	145,259	26	161
	978,354	1,113,122	296,528	762,800	53,794

December 31, 2016

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	629,327	775,000	37,500	737,500	—
Finance lease liabilities	51,718	75,394	4,346	31,904	39,144
Mortgages	54,412	60,792	12,137	28,980	19,675
Trade and other payables(1) (i)	95,836	95,836	95,657	26	153
	831,293	1,007,022	149,640	798,410	58,972

Notes:—

(1)	The carrying amount excludes accrued interest on Senior Notes, Senior Secured Notes and mortgages, deferred revenues and rental holidays.
(i)

Certain figures as of December 31, 2017 and 2016 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of these 2018 consolidated financial statements.

Market risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2018	2017	2016	2018	2017	2016
Euro
GBP 1	1.131	1.141	1.220	1.115	1.126	1.167
CHF 1	0.864	0.897	0.918	0.888	0.855	0.931
DKK 1	0.134	0.134	0.134	0.134	0.134	0.135
SEK 1	0.098	0.104	0.106	0.098	0.102	0.104

Sensitivity analysis

A 10% strengthening of the euro against the following currencies at December 31, would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remained constant and was performed on the same basis for 2017 and 2016.

	Equity(i)	Profit or loss
	(€’000)
December 31, 2018
GBP	(6,295)	(1,656)
CHF	(5,131)	(252)
DKK	(2,679)	(164)
SEK	(1,319)	(24)
December 31, 2017
GBP	(4,573)	(1,712)
CHF	(4,755)	(148)
DKK	(2,499)	(246)
SEK	(1,348)	(196)
December 31, 2016
GBP	(2,895)	(127)
CHF	(4,990)	(186)
DKK	(2,255)	(211)
SEK	(1,179)	38

(i)

Certain figures as of December 31, 2017 and 2016 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of these 2018 consolidated financial statements.

A 10% weakening of the euro against the above currencies at December 31, would have had the equal, but opposite, effect to the amounts shown above, on the basis that all other variables remained constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2018	2017	2016
	(€’000)
Fixed-rate instruments
Senior Secured Notes	—	628,141	629,327
Senior Notes	1,188,387	—	—
Finance lease liabilities	50,374	51,127	51,718
Mortgages	4,451	4,927	5,400
	1,243,212	684,195	686,455
Variable-rate instruments
Mortgages	46,931	48,713	49,012
2017 Senior Secured Revolving Facility	—	99,904	—
	46,931	148,617	49,012
	1,290,143	832,812	735,457

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

Cash flow sensitivity analysis for fixed-rate instruments

Except for the convertible loan granted to Icolo Ltd., the Group does not account for any fixed-rate financial assets and liabilities at fair value through profit and loss and does designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. A change in interest rates at the end of the reporting period would, therefore, not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remained constant.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
December 31, 2018
Variable rate instruments	(1,692)	1,692	(69)	69
December 31, 2017
Variable rate instruments	(1,021)	1,021	(76)	76
December 31, 2016
Variable rate instruments	(478)	478	(84)	84

Fair values and hierarchy

Fair values versus carrying amounts

As at December 31, 2018, the market price of the Senior Notes was 102.641. Using this market price, the fair value of the Senior Notes would have been approximately €1,231.7 million, compared with their nominal value of €1,200.0 million. As of December 31, 2017, the market price of the 6.00% Senior Secured Notes due 2020 was 103.552 (2016: 105.045). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €647.0 million (2016: €657.0 million), compared with their nominal value of €625.0 million (2016: €625.0 million).

The Group had a cash flow hedge in place to hedge the interest rate risk of part of two mortgages. This instrument is carried at fair value through profit and loss.

As at December 31, 2018, the fair value of all mortgages was equal to their carrying amount of €51.4 million. As of December 31, 2018, the fair value of the financial lease liabilities was €54.1 million compared with its carrying amount of €50.4 million.

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

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair-value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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

	Carrying value	Fair value
	(€’000)
		Level 1	Level 2	Level 3
December 31, 2018
Senior Notes	(1,188,387)	(1,231,692)	—	—
Finance leases	(50,374)	—	(54,092)	—
Mortgages	(51,382)	—	(51,382)	—
Other investments	7,906	—	—	7,906
Interest rate swap	(226)	—	(226)	—
December 31, 2017
6.00% Senior Secured Notes due 2020	(628,141)	(647,000)	—	—
2017 Senior Secured Revolving Facility	(99,904)	—	(99,904)	—
Finance leases	(51,127)	—	(54,282)	—
Mortgages	(53,640)	—	(53,640)	—
Other investments	3,693	—	3,693	—
Interest rate swap	(255)	—	(255)	—
Conversion option	0	—	—	0
December 31, 2016
6.00% Senior Secured Notes due 2020	(629,327)	(657,000)	—	—
Finance leases	(51,718)	—	(55,625)	—
Mortgages	(54,412)	—	(54,412)	—
Other investments	1,942	—	1,942	—
Interest rate swap	(367)	—	(367)	—
Conversion option	0	—	—	0

The Level 3 financial assets represent convertible loans with a principal amount of USD 7.5 million (excluding accrued interest) provided by InterXion Participation 1 B.V. Interxion has the option to convert the loans into equity on the maturity date or upon occurrence of an enforcement event. Upon implementation of IFRS 9 – Financial Instruments, the convertible loans are considered instruments to be carried at FVTPL. Changes in the fair value of these loans are recognized in Net finance expense. Accordingly, since 1 January 2018, they have been presented in Level 3. There have been no further transfers between levels of hierarchy.

Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

Capital management

The Board’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital based on a ratio calculated as Total liabilities minus Cash and cash equivalents, divided by Shareholders’ equity:

	2018	2017(i)	2016(i)
	(€’000)
Total liabilities	1,629,134	1,112,410	941,179
Less: cash and cash equivalents	(186,090)	(38,484)	(115,893)
	1,443,044	1,073,926	825,286
Equity
Shareholders’ equity	633,420	589,661	541,486
Ratio of Total liabilities minus Cash and cash equivalents, divided by Shareholders’ equity:	2.28	1.82	1.52

(i)

Certain figures as of December 31, 2017 and 2016 have been corrected compared to those previously reported. For further information on these corrections, see Notes 2 and 28 of these 2018 consolidated financial statements.

21	Share-based payments

Summary of outstanding options at December 31, 2018

The terms and conditions of the grants (excluding restricted shares and performance share grants), under the 2011 and 2013 Option Plans with an USD exercise price, were as follows:

Grant date	Employees entitled	Exercise price in $	Outstanding	Exercisable
		(in thousands)
2011	Senior employees	13.00	36	36
2012	Senior employees	20.50	1	1
2013	Senior employees	10.00-15.00	3	3
2014	Senior employees	17.50	76	76
2015	Senior employees	24.60-27.26	42	36
2016	Senior employees	27.14-34.00	45	23
2017	Senior employees	35.60-45.84	22	8
2018	Senior employees	55.90	38	—
	Total share options		263	183

Share options granted from 2011 onwards, under the 2011 and 2013 Option Plans, generally vest over four years and can be exercised up to eight years after the grant date. Vesting typically is over a 4-year period with 25% vesting after one year after the grant date and 6.25% per quarter thereafter. Options are settled with common shares of Interxion stock. If the employee is terminated prior to the contractual term of the award, all unvested options are forfeited.

The number and weighted average exercise prices of outstanding share options under the 2011 and 2013 Option Plans, excluding the restricted shares and performance share grants, with U.S. dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2018	2017	2016	2018	2017	2016
Outstanding at January 1,	22.30	16.70	14.98	330	865	1,264
Granted	55.90	37.91	31.20	37	30	94
Exercised	20.27	14.13	14.90	(100)	(550)	(479)
Expired	—	—	—	—	—	—
Forfeited	26.00	30.67	20.49	(4)	(15)	(14)
Outstanding – December 31,	27.80	22.30	16.70	263	330	865
Exercisable – December 31,	20.65	18.34	14.22	183	228	689

The options outstanding at December 31, 2018 have a weighted average remaining contractual life of 4.3 years (2017: 4.4 years and 2016: 3.9 years).

Restricted Share Awards to Non-executive Directors

On June 30, 2015, the Annual General Meeting of Shareholders approved to award restricted shares equivalent to a value of €40,000 under the terms and conditions of the Interxion Holding N.V. 2013 Amended International Equity Based Incentive Plan (the “Amended 2013 Plan”) to each of our Non-executive Directors (1,615 restricted shares each) for their services to be provided for the period between the 2015 Annual General Meeting and the 2016 Annual General Meeting. A total of 6,460 restricted shares were granted.

On June 24, 2016, the Annual General Meeting of Shareholders approved the award of restricted shares, equivalent to a value of €40,000 under the terms and conditions of the Amended 2013 Plan, to each of our Non-executive Directors (1,234 restricted shares each) for their services to be provided for the period between the 2016 Annual General Meeting and the 2017 Annual General Meeting. A total of 4,936 restricted shares were granted.

On June 30, 2017, the Annual General Meeting of Shareholders approved the award of restricted shares equivalent to a value of €40,000 under the terms and conditions of the Amended 2013 Plan to each of our Non-executive Directors (996 restricted shares each) for their services to be provided for the period between the 2017 Annual General Meeting and the 2018 Annual General Meeting. A total of 3,984 restricted shares were granted.

On June 29, 2018, the Annual General Meeting of Shareholders approved the award of restricted shares equivalent to a value of €40,000 under the terms and conditions of the Amended 2013 Plan to each of our Non-executive Directors (746 restricted shares each) for their services to be provided for the period between the 2018 Annual General Meeting and the 2019 Annual General Meeting. A total of 3,730 restricted shares were granted.

2015 Performance Share Awards

With regard to the performance period of 2015, the Board of Directors approved the conditional award of performance shares in March 2015 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined, on target equity value for 2015 and the Company’s average closing share price during the month of January 2015. The actual initial award of 149,600 performance shares, based on the level of the actual Company and individual performance from January 1, 2015, to December 31, 2015, was approved by the Board of Directors in February 2016.

With regard to the Executive Director, the first 50% (38,286 performance shares) of the initial award was approved at the 2016 Annual General Meeting. Of these 38,286 shares, 19,143 performance shares vested on approval but were locked up until December 31, 2016, and 19,143 performance shares vested on January 1, 2017.

With retroactive effect, all performance shares from the 2015 conditional performance share award to our Executive Director that were unvested at the time of the adoption of the 2017 Executive Director Long-Term Incentive Plan (the ‘2017 Plan”) on May 13, 2017, were deemed to have been awarded under the terms and conditions of the 2017 Plan. As a result, 50% of the original 2015 conditional performance share award, 34,320 shares, were subject to the terms of the 2017 Plan. In accordance with the rules of the plan, the shares were subject to the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2015 through December 31, 2017.

Based on the Company’s actual three-year TSR performance (105%) relative to the three-year TSR performance of the constituents of S&P SmallCap 600 over the period January 1, 2015 through December 31, 2017, the Company ranked at the 85th percentile of the S&P SmallCap 600. Based on this ranking and in accordance with the plan performance and the payout table, a final performance share award of 60,060 shares was earned and approved by the Board in April 2018. The final performance share award was approved at the Annual General Meeting on June 29, 2018 and vested in two equal instalments. The first instalment of 30,030 shares (50% of the final performance share award) vested on August 8, 2018, the second instalment of 30,030 shares (50% of the final performance share award) vested on March 11, 2019.

With regard to key members of management, the first 50% of the initial award (36,514 performance shares) was awarded after the 2016 Annual General Meeting. A number of 18,257 performance shares vested on award but were locked up until December 31, 2016 and 18,257 performance shares vested on January 1, 2017. The remaining 50% of the initial award (36,512 performance shares) was subject to the Company’s two-year TSR performance relative to the two-year performance of the S&P SmallCap 600 Index over the period January 1, 2015 through December 31, 2016.

The Company’s actual two-year TSR performance relative to the two-year performance of the S&P SmallCap 600 Index over the period January 1, 2015 through December 31, 2016 was reviewed in March 2017. Based on the Company’s relative TSR performance the Compensation Committee approved a final performance share award of 33,292 performance shares. Of these performance shares, 6,004 were forfeited on January 31, 2018, 6,004 shares vested on May 4, 2018 and 10,642 vested on June 5, 2018. The remaining 10,642 shares vested on January 1, 2019.

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

2016 Performance Share Awards

With regard to the performance period of 2016, the Board of Directors approved the conditional award of performance shares in February 2016 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined on-target equity value for 2016 and the Company’s average closing share price during the month of January 2016.

With regard to the Executive Director, with retroactive effect, all 61,469 performance shares from the 2016 conditional performance share award were deemed to have been awarded under the terms and conditions of the 2017 Plan. In accordance with the rules of the 2017 Plan, these shares were subject to the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2016 through December 31, 2018. The Company’s actual three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2016 through December 31, 2018 was reviewed in January 2019. Based on the Company’s actual three-year TSR performance (96%) relative to the three-year TSR performance of the constituents of S&P SmallCap 600 over the period January 1, 2016 through December 31, 2018, the Company ranked at the 82nd percentile of the S&P SmallCap 600. Based on this ranking and in accordance with the plan performance and the payout table, a final performance share award of 107,571 shares was earned and approved by the Board in April 2019. The final performance share award will be subject to shareholder approval at the 2019 Annual General Meeting. Should it be approved, 50% of the performance shares will vest upon approval at the Annual General Meeting and 50% will vest on January 1, 2020.

With regard to key members of management, an initial award of 76,456 performance shares was approved by the Compensation Committee in February 2017, based on the level of actual company performance and individual performance from January 1, 2016, to December 31, 2016. The first 50% of the initial award (38,228 performance shares) was awarded after the 2017 Annual General Meeting. Of the 38,228 performance shares, 19,114 performance shares vested on award but were locked up until December 31, 2017, 5,612 shares vested on May 4, 2018 and 13,502 shares vested on June 5, 2018.

Of the remaining 38,228 performance shares, 27,004 shares were subject to relative TSR performance adjustment, as 11,224 of the 38,228 shares were forfeited on January 31, 2018. The 27,004 shares were subject to the Company’s two-year TSR performance relative to the two-year performance of S&P SmallCap 600 Index over the period January 1, 2016 through December 31, 2017. The Company’s actual two-year TSR performance relative to the performance of the S&P SmallCap 600 Index over the period January 1, 2016 through December 31, 2017 was reviewed in January 2018. Based on the Company’s relative TSR performance over the two-year performance period, a final performance share award of 40,507 shares (150% of 27,004 shares) was earned and approved by the Compensation Committee in April 2018. Of the final performance share award, 50% (20,255 shares) vested on January 1, 2019 and 50% (20,252 shares) will vest on January 1, 2020.

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

2017 Performance Share Awards

With regard to the performance period of 2017, the Board of Directors approved the conditional award of 108,213 performance shares in April 2017 for certain members of key management, under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan, and for the Executive Director under the Company’s 2017 Executive Director Long-Term Incentive Plan, on the basis of the predetermined on-target equity value for 2017 and the Company’s average closing share price during the month of January 2017.

With regard to the Executive Director, in accordance with the rules of the 2017 Plan, 100% of the conditional performance share award of 46,808 performance shares is subject to the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2017 through December 31, 2019. The Company’s actual three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2017 through December 31, 2019 will be reviewed in early 2020. The final award will be subject to Board and then Shareholder approval at the 2020 Annual General Meeting. Should it be approved, 50% of the performance shares will vest upon approval at the Annual General Meeting and 50% will vest on January 1, 2021.

With regard to the 61,405 performance shares conditionally awarded to key members of management, 46,577 shares were subject to initial adjustment, based on company and individual performance over the performance year 2017, as 14,828 of the 61,405 performance shares were forfeited on January 31, 2018.

Based on the actual level of Company and individual performance from January 1, 2017 through December 31, 2017 an initial award of 48,720 performance shares was earned and approved by the Compensation Committee in April 2018. The first 50% of the initial award (24,362 performance shares) was awarded after the 2018 Annual General Meeting. Of the 24,362 performance shares 12,181 shares vested on award but were locked up until December 31, 2018 and 12,181 performance shares vested on January 1, 2019.

The remaining 50% of the initial award (24,358 performance shares) was subject to the Company’s two-year TSR performance relative to the two-year performance of S&P SmallCap 600 Index over the period January 1, 2017 through December 31, 2018. The Company’s actual two-year TSR performance relative to the two-year performance of the S&P SmallCap 600 Index over the period January 1, 2017 through December 31, 2018 was reviewed in January 2019. A final award of 36,538 performance shares was approved by the Compensation Committee in March 2019. Of the final performance share award of 36,538 shares, 50% (18,270 shares) will vest on January 1, 2020. Due to resignation of one of the members of key management subsequent to reporting date, the number of shares that will vest on January 1, 2021, amounts to 15,028.

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

2018 Performance Share Awards

With regard to the performance period of 2018, on the basis of the predetermined on-target equity value for 2018 and the Company’s average closing share price during the month of January 2018, the Board of Directors approved the conditional award of 39,311 performance shares in March 2018 for certain members of key management under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan, and a conditional award of 45,116 performance shares in June 2018 for the Executive Director under the Company’s 2017 Executive Director Long-Term Incentive Plan.

With regard to the Executive Director, in accordance with the rules of the 2017 Plan, 100% of the conditional performance share award of 45,116 performance shares is subject to the Company’s three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2018 through December 31, 2020. The Company’s actual three-year TSR performance relative to the three-year TSR performance of the constituents of the S&P SmallCap 600 over the period January 1, 2018 through December 31, 2020 will be reviewed in early 2021. The final award will be subject to Board and then Shareholder approval at the 2021 Annual General Meeting. Should it be approved, 50% of the performance shares will vest upon approval at the Annual General Meeting and 50% will vest on January 1, 2022.

The 39,311 performance shares conditionally awarded to key members of management are subject to initial adjustment based on company and individual performance over the performance year 2018.

Based on the actual level of Company and individual performance from January 1, 2018 through December 31, 2018 an initial award of 42,955 performance shares has been earned and was approved by the Compensation Committee in March 2019. The first 50% of the initial award (21,480 performance shares) will be awarded after the 2019 Annual General Meeting. Of the 21,480 performance shares 10,740 shares will vest on award but will be locked up until December 31, 2019 and 10,740 performance shares will vest on January 1, 2020.

Due to resignation of one of the members of key management subsequent to reporting date, the number of performance shares from the initial award that will vest after January 1, 2020, was reduced to 18,145. These shares are subject to the Company’s two-year TSR performance relative to the two-year performance of S&P SmallCap 600 Index over the period January 1, 2018 through December 31, 2019. The Company’s actual two-year TSR performance relative to the two-year performance of the S&P SmallCap 600 Index over the period January 1, 2018 through December 31, 2019 will be reviewed in early 2020. Subject to the Compensation Committee’s approval of the final performance share award, 50% of the final performance share award will vest on January 1, 2021, and 50% will vest on January 1, 2022.

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

Summary of outstanding performance shares at December 31, 2018

The number and weighted average fair value of performance shares that were finally awarded as of December 31, 2018, 2017 and 2016 is broken down as follows:

	2018		2017		2016
	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)
Outstanding January 1,	204	33.45	253	30.68	129	26.07
Granted	115	59.64	62	43.83	196	33.67
Vested	(130)	40.79	(108)	33.18	(72)	30.58
Forfeited	(32)	38.26	(3)	23.95	—	—
Outstanding at December 31,	157	45.58	204	33.45	253	30.68

The performance share plan was modified during 2017, see the disclosure on Executive Director Compensation, which is included in Note 26 — Related-party transactions, for details about the modification.

Restricted Share Awards

In 2015, 75,000 restricted shares were awarded to a key member of management (not the Executive Director) of which 25,000 shares vested in the first quarter of 2015. Half of the remaining 50,000 restricted shares vested on March 1, 2016 and the other 25,000 shares vested on March 1, 2017. On a change of control, these restricted shares would have vested immediately.

In 2016, 20,000 restricted shares were awarded to key members of management (not the Executive Director) of which 5,000 shares vested in January 2017, 5,000 shares vested in June 2018 and 5,000 shares vested in January 2019. The remaining 5,000 restricted shares will vest on January 1, 2020. On a change of control, these restricted shares will vest and become exercisable immediately.

In 2017, 10,000 restricted shares were awarded to a key member of management (not the Executive Director) of which 5,000 shares vested in January 2018 and 5,000 shares vested in January 2019. On a change of control, these restricted shares would have vested and would have become exercisable immediately.

In 2018, 30,000 restricted shares were awarded to a key member of management (not the Executive Director) of which 10,000 shares vested in February 2019. Of the remaining 20,000 restricted shares, 10,000 will vest on November 1, 2019, and 10,000 will vest on November 1, 2020. On a change of control, these restricted shares will vest and become exercisable immediately.

Summary of outstanding restricted shares at December 31, 2018

The number and weighted average fair value of restricted shares that were awarded to key members of management and to other employees as of December 31, 2018, 2017 and 2016 is broken down as follows:

	2018		2017		2016
	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)	Shares	Weighted Average Grant date value (USD)
Outstanding January 1,	170	41.39	253	29.51	308	25.76
Granted	180	58.31	104	47.14	92	35.49
Vested	(63)	39.16	(147)	27.84	(124)	25.66
Forfeited	(8)	36.77	(40)	30.98	(23)	23.67
Outstanding at December 31,	279	52.96	170	41.39	253	29.51

Restricted share awards granted under the Amended 2013 Plan, generally vest over four years with 25% of the award vesting each year. Restricted share awards are settled with common Interxion stock. If the employee is terminated prior to the contractual term of the award, all unvested restricted shares are forfeited. Restricted shares awarded to our Non-executive Directors for their services, vest annually at the Annual General Meeting.

The restricted shares outstanding at December 31, 2018 have a weighted average remaining contractual life of 2.4 years (2017: 2.5 years; 2016: 1.9 years).

Employee expenses

In 2018, the Company recorded employee expenses of €12.7 million related to share-based payments (2017: €9.9 million and 2016: €7.9 million). The 2018 share-based payments related expenses include an amount of €0.3 million related to taxes and social security charges (2017: €1.0 million and 2016: €0.2 million).

The weighted average fair value at grant date of options granted during the period was determined using the Black-Scholes valuation model. The following inputs were used:

	2018	2017	2016
Share price in € at grant date	52.58-53.28	37.48-48.38	28.09-33.89
Exercise price in €	45.42	31.68-39.08	24.27-30.47
Dividend yield	0%	0%	0%
Expected volatility	22%	26%	30%
Risk-free interest rate	2.5%	1.8%-2.1%	1.2%
Expected life weighted average	3.0 years	5.1 years	5.0 years

The significant inputs into the model were:

•	expected volatility, based on a combination of the share performance of the Company over a five-year period;

•	the risk-free interest rate, based on the yield on U.S. Treasury Strips with a maturity similar to the expected life of the options;

•	dividend yield, considered to be nil;

•	expected life, considered to be equal to the average of the share option exercise and vesting periods.

The weighted average fair value at grant date of the performance shares granted during the period was determined using the Monte Carlo valuation model. In addition to the above-mentioned inputs a one year holding discount of 5.5% was used as input for the performance shares.

Change of control clauses

Some awards to key management contain change of control clauses. Upon a change of control and (i) in the event the performance share plan or the individual award agreement is terminated, or (ii) the management agreement or employment agreement between the participant and the company is terminated by the company other than for cause, or (iii) the participant is offered a position which is a material demotion to the current position, all performance shares will vest immediately and any lock up provisions will expire.

22	Financial commitments

Non-cancellable operating lease commitments

At December 31, the Group has future minimum commitments for non-cancellable operating leases with terms in excess of one year as follows:

	2018	2017	2016
	(€’000)
Within 1 year	35,739	35,107	28,698
Between 1 and 5 years	147,251	136,143	118,115
After 5 years	254,826	189,298	171,313
	437,816	360,548	318,125

The total gross operating lease expense for the year 2018 was €31.7 million (2017: €29.6 million and 2016: €27.5 million).

Future committed revenue receivable

The Group enters into initial contracts with its customers for periods of at least one year and generally between three and five years, resulting in future committed revenues from customers. At December 31 the Group had contracts with customers for future committed revenue receivable as follows:

	2018	2017	2016
	(€’000)
Within 1 year	380,300	327,500	296,600
Between 1 and 5 years	543,800	449,500	434,900
After 5 years	376,500	35,600	52,700
	1,300,600	812,600	784,200

Commitments to purchase energy

Where possible, for its own use, the Group seeks to purchase power on fixed-price term agreements with local power supply companies in the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of energy at fixed prices. At December 31, the Group had entered into non-cancellable energy purchase commitments as follows:

	2018	2017	2016
	(€’000)
Within 1 year	24,032	16,480	16,330
Between 1 and 5 years	—	12,378	10,460
	24,032	28,858	26,790

As from 2018, commitments to purchase energy exclude the energy-related taxes which first become due upon usage of the committed energy. Comparative figures for 2017 and 2016 have been adjusted accordingly.

Other commitments

The Group has entered into several other commitments, which in general relate to operating expenses. As of December 31, 2018, the outstanding commitments amount to €36.3 million (2017: €43.7 million, 2016: €40.6 million).

23	Capital commitments

At December 31, 2018, the Group had outstanding capital commitments totaling €357.5 million (2017: €285.9 million and 2016: €114.1 million). These commitments are expected to be settled in the following financial year. The increase results from the timing of expansion projects.

24	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of leases amount to €3.8 million (2017: €5.1 million; 2016: €4.6 million), and one guarantee in respect of a real estate purchase amounts to €12.6 million (2017 and 2016: €nil). No other guarantees were granted (2017: €nil and 2016: €1.0 million).

Site restoration costs

As at December 31, 2018, the estimated discounted cost and recognized provision relating to the restoration of data center leasehold premises was €0.3 million (2017: €0.3 million and 2016: €nil).

In accordance with the Group’s accounting policy site restoration costs have been provided in the financial statements only in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As of December 31, 2018, the Group estimated the possible liability to range from nil to €31.9 million (2017: nil to €29.2 million and 2016: nil to €24.7 million).

25	Business combinations

Acquisition Interxion Science Park

On February 24, 2017, the Group completed the acquisition of 100% of the share capital of Vancis B.V. (“Vancis”), a company that historically provided colocation services from a data center at Science Park, Amsterdam, The Netherlands, and a satellite facility in Almere, The Netherlands. After the acquisition, Vancis B.V. was renamed InterXion Science Park B.V. (“Interxion Science Park”). Total consideration was €77.5 million of cash, which was paid immediately upon completion. The transaction was accounted for as a business combination, which requires that assets acquired and liabilities assumed be recognized at their respective fair values at the acquisition date.

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

Goodwill is the excess consideration remaining after allocating the fair value of the other acquired assets and liabilities and represents expected future economic benefits, to be achieved by operating a data center in close proximity to the virtual connectivity hub at Science Park and is not expected to be deductible for tax purposes.

In connection with this acquisition, the Company recorded M&A transaction costs of approximately €1.2 million, which have been included in General and administrative costs as incurred (€0.5 million in 2017 and €0.7 million in 2016).

In 2017, Interxion Science Park contributed €6.5 million to total revenues and €0.1 million loss to the Group’s net income. If the acquisition had occurred on January 1, 2017, management estimates that consolidated revenue in 2017 would have been €490.6 million, and net income in 2017 would have been €42.3 million. Interxion Science Park is included in the Big4 segment.

26	Related-party transactions

There are no material transactions with related parties, other than those related to our investment disclosed in note 13 and the information disclosed below.

Key management compensation

The total compensation of key management, including compensation for the Executive Director, which was recognized in the consolidated income statement, was as follows:

	2018	2017	2016
	(€’000)
Short-term employee benefits (salaries and bonuses)	3,525	3,454	3,473
Post-employment benefits	65	62	74
Share-based payments	6,866	6,386	4,700
Total	10,456	9,902	8,247

Key management’s share-based payment compensation is disclosed in Note 21.

Remuneration of the Executive Director and Non-executive Directors of the Board

The aggregate reported compensation expense of our Executive Director and the Non-Executive Directors of the Board for the years ended December 31, 2018, 2017 and 2016, is set forth below. The “Share-based payment charges” and the “Total” numbers included in the following tables are calculated in accordance with IFRS and reflect the current year charges for shares that started their vesting period in prior years and those that started to vest in 2018:

	2018
	Salaries		Bonus		Share- based payment charges	Total
	(€’000)
D.C. Ruberg	590	(1)	735	(2)	4,301	5,626
F. Esser	65		—		40	105
M. Heraghty	70		—		40	110
D. Lister	23				20	43	(4)
J.F.H.P. Mandeville	90		—		40	130
R. Ruijter	75		—		40	115
Total	913		735		4,481	6,129

	2017					2016
	Salaries		Bonus	Share- based payment charges	Total	Salaries		Bonus	Share- based payment charges	Total
	(€’000)					(€’000)
D.C. Ruberg	590	(1)	668	4,198	5,456	590	(1)	597	2,044	3,231
F. Esser	65		—	40	105	65		—	40	105
M. Heraghty	70		—	40	110	70		—	40	110
J.F.H.P. Mandeville	90		—	40	130	115	(4)	—	40	155
R. Ruijter	75		—	40	115	75		—	40	115
Total	890		668	4,358	5,916	915		597	2,204	3,716

(1)	Includes allowance of €40,000.
(2)	Based on performance achievements during 2018, this amount is calculated as 133.6% of base salary.
(3)	David Lister was appointed to our Board of Directors in June 2018. His compensation is calculated on a pro rata basis.
(4)	Includes €25,000 that has additionally been awarded in relation to the period of July 1, 2015 – December 31, 2015.

In 2018, 3,730 restricted shares were granted to the Non-executive Directors (746 restricted shares each). Costs related to these grants are reflected as part of share-based payment charges.

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

Overall, for 2016 and 2017, at risk compensation was 79% of total direct compensation at target pay-out of both STI and LTI and 86% of total direct compensation at maximum pay-out of both STI and LTI. For 2018, at risk compensation was 83% of total direct compensation at target pay-out of both STI and LTI and 89% of total direct compensation at maximum pay-out of both STI and LTI. The actual value of the annual LTI award to the Executive Director is dependent on (1) the number of shares actually earned based on the Company’s relative Total Shareholder Return (“TSR”) performance against the constituents of the S&P SmallCap 600 and (2) the Company’s share price on the vesting date. The charts included below have been based on (i) the number of shares awarded at target and at maximum pay-out and (ii) have been valued based on the Company’s January average closing share price in the award years 2016, 2017 and 2018, respectively. In each of these award years the Conditional Award date was February 1. These charts do not take into account any appreciation or depreciation of the Company share price that may occur over the performance period.

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

Our peer group consists of the following companies:

• Akamai Technologies	• Equinix	• Red Hat

• Autodesk	• F5 Networks	• Synopsys

• Coresite Realty	• Factset Research Systems	• Trimble Navigation

• CyrusOne	• Internap Network Services

• Digital Realty Trust

Short Term Incentive

The STI plan for our Executive Director provides for an annual cash bonus. The annual at target value of the cash bonus is 110% of base salary (the “Target Cash Bonus”) for 2017 and 2018 (compared to 100% of base salary for 2016), with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The actual pay-out from the STI plan depends on the achievement of Revenue, Adjusted EBITDA Margin, and individual objectives, all measured over the performance year. These performance objectives are set each year by the Compensation Committee at the beginning of the performance period and are based on the Company’s operating plan. Individual objectives are focused on internal organizational improvements.

The performance achievement on each of these measures, together with their weighting, determine the pay-out of the cash bonus in accordance with the table below, with pay-outs for performance between the levels shown determined based on linear interpolation.

Pay-out as % of Target Cash Bonus

	Pay-out at Threshold Performance (% of Target Cash Bonus)	Pay-out at Target Performance (% of Target Cash Bonus)	Pay-out at Maximum Performance (% of Target Cash Bonus)
Revenue	0%	40%	60%
Adjusted EBITDA Margin	0%	40%	60%
Individual Performance Objectives	0%	20%	25%
Pay-out as % of Target Cash Bonus	0%	100%	145%

The cash bonus is paid once Shareholders approve the annual accounts for the performance year at the Annual General Meeting in the following year.

Long Term Incentive

On May 13, 2017 the Board adopted the InterXion Holding N.V. 2017 Executive Director Long-Term Incentive Plan (the “2017 Plan”), which was subsequently approved by the Annual General Meeting. The 2017 Plan provides for a number of changes in our Executive Director’s long-term incentive plan to further align his long-term incentive compensation (as formerly awarded under the terms and conditions of the InterXion Holding N.V. 2013 Amended International Equity Based Incentive Plan, the “2013 Plan”) with best practices1.

Pursuant to the 2017 Plan, performance shares are conditionally awarded on an annual basis at the beginning of each performance year. The number of performance shares conditionally awarded per annum (the “Conditional Award”) is determined by the target value for the year, and the average Company closing share price and USD/EUR exchange rate during the month of January in the first performance year.

The annual at target value of the conditional award to our Executive Director in 2016 and 2017 was 300% of base salary. In June 2018 the Board approved an increase of the Target LTI Award from 300% to 400% of annual salary to better align his target total compensation package and its individual compensation elements with the industry (peer group) benchmark and Interxion’s executive compensation philosophy.

The Conditional Award of performance shares to the Executive Director is granted at target and subject to the Company’s TSR performance relative to the TSR performance of the constituents of the S&P Small Cap 600 over a three-year period. The three-year performance period runs from January 1 in the first performance year through December 31 in the third performance year. The basis for the performance achievement calculation is the average closing share price in the month of January in the first performance year, and the average closing share price in the month of December in the third performance year. Performance is measured on a percentile ranking basis, with Final Award pay-outs in accordance with the performance/pay-out table below:

TSR Performance Categories (S&P SmallCap 600 Constituents)	Final Award pay-out (% of number of performance shares conditionally awarded)
75th Percentile or greater	175%
50th Percentile	100%
25th Percentile	25%
Less than 25th Percentile	0%

[1]

The terms and conditions of the 2017 Plan not only apply to the 2017 and 2018 conditional performance share award and future awards to our Executive Director, but also retroactively to shares from the conditional performance share awards made to the Executive Director in 2015 and 2016, that were unvested at the time of the adoption of the 2017 Plan.

For performance between percentile levels shown, pay-outs are linearly interpolated.

This pay-out scale was developed to achieve an approach that is consistent with common practices at US companies and those companies in our peer group.

Subject to the relative TSR performance threshold being met, the performance shares will vest in two equal instalments. The first instalment (50% of the Final Award) will vest upon approval at the Company’s Annual General Meeting in the year following the end of the three-year performance period. The second instalment (50% of the Final Award) will vest on the fourth anniversary of the Conditional Award.

The 2017 Plan has no additional holding requirements. The Compensation Committee carefully considered whether implementation of a holding period or stock ownership requirement was appropriate at the time of the adoption of the plan. Considering that our Executive Director has a substantial personal shareholding in the Company’s shares, the Committee decided that such provisions are not currently necessary. The Board and the Compensation Committee are constantly striving to ensure strong alignment of our Executive Director’s interests with long-term shareholder value throughout his employment with the Company and will keep this matter under regular review. Upon a change of control AND (i) in the event the performance share plan or the individual award agreement is terminated, or (ii) the management agreement between the Executive Director and the Company is terminated by the Company other than for cause, or (iii) the Executive Director is offered a position which is a material demotion to the current position, all performance shares will vest and become exercisable immediately.

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

Potential Compensation Pay-Outs

The tables below summarize our Executive Director’s potential compensation amounts in 2016, 2017 and 2018, including both at target and at maximum payout of STI and LTI (amounts in €’000).

	2016 – annual at target amounts		2017 – annual at target amounts		2018 – annual at target amounts
Base salary	550		550		550
Car allowance	40		40		40
STI: Cash bonus	550	(100% of Base Salary)	605	(110% of Base Salary)	605	(110% of Base Salary)
LTI: Performance shares	1,650	(300% of Base Salary)	1,650	(300% of Base Salary)	2,200	(400% of Base Salary)
Total direct compensation	2,790		2,845		3,395

	2016 – annual maximum amounts		2017 – annual maximum amounts		2018 – annual maximum amounts
Base salary	550		550		550
Car allowance	40		40		40
STI: Cash bonus	798	(145% of at target cash bonus)	877	(145% of at target cash bonus)	877	(145% of at target cash bonus)
LTI: Performance shares	2,887	(175% of at target award in # shares)	2,887	(175% of at target award in # shares)	3,850	(175% of at target award in # shares)
Total direct compensation	4,275		4,354		5,317

*

The 2016, 2017 and 2018 Conditional Awards of performance shares were calculated at 61,469, 46,808 and 45,116 performance shares, respectively, based on the annual at target LTI value of 300% of the Executive Director’s base salary for 2016 and 2017, the annual at target LTI value of 400% of the Executive Director’s base salary for 2018, and the January averages of the Company’s closing share price and the USD/EURO exchange rate in the award years 2016, 2017 and 2018. The LTI values are the values at target and at maximum pay-out and do not take into account any appreciation or depreciation of the Company’s share price that may occur over the performance period.

STI: Actual Short-Term Incentive Pay-outs: 2016 Achievement Against target

In 2016, the Target Cash Bonus for our Executive Director was €550,000, or 100% of base salary, with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The table below sets out the performance targets set for 2016 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance	Pay-out (% of Target Cash Bonus)
Revenue (in million €)	40%	424.0	421.8	28.6%
Adjusted EBITDA Margin	40%	44.9%	45.3%	60%
Individual Performance Objectives	20%		Met	20%
Overall Performance Achievement	100%			108.6%

Based on actual performance delivered in the performance year 2016, an STI cash bonus pay-out of €597,143 (108.6% of the Target Cash Bonus) was approved by the Board in February 2017. The STI cash bonus was paid upon Shareholder approval of the 2016 annual accounts at the Annual General Meeting in June 2017. The Revenue and the Adjusted EBITDA Margin targets were set for Revenue and Adjusted EBITDA based on the definition of these financial measures as set out in the Consolidated Financial Statements.

STI: Actual Short-Term Incentive Pay-outs: 2017 Achievement Against target

In 2017, the Target Cash Bonus for our Executive Director was €605,000, or 110% of base salary, with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The table below sets out the performance targets set for 2017 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance	Pay-out (% of Target Cash Bonus)
Revenue (in million €)	40%	473.5	493.5	60.0%
Adjusted EBITDA Margin	40%	45.5%	45.0%	27.3%
Individual Performance Objectives	20%		115.0%	23.0%
Overall Performance Achievement	100%			110.3%

For 2017, the performance against the Revenue and Adjusted EBITDA Margin target was calculated based on constant currency. Current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the YTD average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. Reported Revenue and Adjusted EBITDA Margin were €489.3 million and 45.2%, respectively.

Based on actual performance delivered in the performance year 2017, an STI cash bonus pay-out of €667,585 (110.3% of the Target Cash Bonus) was approved by the Board in April 2018. The cash bonus was paid upon Shareholder approval of the 2017 annual accounts at the Annual General Meeting in June 2018.

Actual Short-Term Incentive Pay-outs: 2018 Achievement Against target

In 2018, the Target Cash Bonus for our Executive Director was €605,000, or 110% of base salary, with a maximum pay-out opportunity of 145% of the Target Cash Bonus. The table below sets out the performance targets set for 2018 and the achievement against them.

	Target Weighting	Target Performance	Actual Performance	Pay-out (% of at target cash bonus)
Revenue (in million €)	40%	561.5	564.7	54.1%
Adjusted EBITDA Margin	40%	45.8%	45.9%	43.4%
Individual Performance Objectives	20%		120.0%	24.0%
Overall Performance Achievement %	100%			121.5%

For 2018, the performance against the Revenue and Adjusted EBITDA Margin target was calculated based on constant currency. Current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the YTD average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. Reported Revenue and Adjusted EBITDA Margin were €561.8 million and 45.9%, respectively.

Based on actual performance delivered in the performance year 2018, an STI cash bonus pay-out of €735,015 (121.5% of the Target Cash Bonus) was approved by the Board in April 2019. The cash bonus will be paid upon Shareholder approval of the 2018 annual accounts at the Annual General Meeting in 2019.

LTI: Performance Shares Vested from 2014 and 2015 Performance Years

On 6 June 2018 a tranche of 35,432 performance shares vested with a value of €1.982 million (vesting share price $65.77). These shares related to the 2014 performance year and were awarded in accordance with the terms and conditions of the previous 2013 Plan. They received shareholder approval at the 2016 Annual General Meeting.

With regards to the 2015 performance year, the unvested portion of the 2015 Conditional Award (50% of the Conditional Award, or 34,320 performance shares) was subject to three-year relative TSR performance, in accordance with the terms and conditions of the 2017 Plan.

The following table provides the TSR performance of the constituents of the S&P SmallCap 600 and Interxion’s stock over the period January 1, 2015 through December 31, 2017. Interxion’s stock increased from $27.95 to $57.41 over the three-year performance period, which equals a three-year cumulative TSR performance of 105%. Based on Interxion stock’s three-year cumulative TSR performance of 105%, Interxion ranked at the 85th percentile of the S&P SmallCap 600.

TSR performance categories	2015-2017 Actual Cumulative TSR performance*
S&P SmallCap 600 constituents
75th Percentile	74%
50th Percentile	32%
25th Percentile	-9%
Interxion 85th Percentile	105%

*

Starting price is the average closing share price in the month of January 2015, ending price reflects the average closing share price in the month of December 2017. Includes share price appreciation/depreciation, re-investment of dividends and the compounding effect of dividends paid on re-invested dividends, all over the relevant performance period.

Based on Interxion’s 85th percentile performance and in accordance with the plan performance/pay-out table, 175% of the Conditional Award to the Executive Director (60,060 shares) was earned. The Final Award of 60,060 performance shares was approved by the Board in April 2018 and by the shareholders at the 2018 Annual General Meeting. 50% of the Final Award (30,030 performance shares) vested on August 8, 2018 at the value of €1.664 million (vesting share price $64.28). The remaining 50% of the Final Award (30,030 performance shares) vested on March 11, 2019 at the value of €1.682 million (vesting share price U.S. $ 62.96).

2016 – 2018 Long-Term Incentive Awards

The following table provides the number of performance shares Conditionally Awarded in 2016, 2017 and 2018 and the number of shares that would potentially be awarded (subject to Board and Shareholder approval at the relevant Annual General Meeting) based on the Company’s three-year TSR performance at the 25th, 50th, and 75th percentile performance of the constituents of the S&P SmallCap 600.

	# Performance shares Conditionally Awarded*	# Performance shares to be awarded based on TSR performance
Conditional award year		At 25th percentile	At 50% percentile	At 75th percentile
2016	61,469	15,367	61,469	107,571
2017	46,808	11,702	46,808	81,914
2018	45,116	11,279	45,116	78,953

*	Calculated based on the Company’s January average closing share price of $29.16 (2016), $37.42 (2017) and $59.49 (2018).

With respect to the 61,469 performance shares conditionally awarded in 2016, the following table provides the TSR performance of the constituents of the S&P SmallCap 600 and Interxion’s stock over the period January 1, 2016 through December 31, 2018. Interxion’s stock increased from $29.16 to $57.02 over the three-year performance period, which equals a three-year cumulative TSR performance of 96%. Based on Interxion stock’s three-year cumulative TSR performance of 96%, Interxion ranked at the 82nd percentile of the S&P SmallCap 600.

TSR performance categories	2016-2018 Actual Cumulative TSR performance*
S&P SmallCap 600 constituents
75th Percentile	75%
50th Percentile	35%
25th Percentile	-6%
Interxion 82nd Percentile	96%

*

Starting price is the average closing share price in the month of January 2016, ending price reflects the average closing share price in the month of December 2018. Includes share price appreciation/depreciation, re-investment of dividends and the compounding effect of dividends paid on re-invested dividends, all over the relevant performance period.

Based on Interxion’s 82nd percentile performance and in accordance with the performance/pay-out table in the 2017 Plan, 175% of the performance shares conditionally awarded in 2016, was earned. The Final Award has been calculated at 107,571 shares and was approved by the Board in April 2019. The Final Award will be subject to shareholder approval at the 2019 Annual General Meeting. Should the Final Award be approved, the shares will vest in two equal instalments. The first instalment of 53,786 shares (50% of the Final Award of performance shares) will vest upon approval at the 2019 Annual General Meeting, the second instalment of 53,785 shares (50% of the Final Award of performance shares) will vest on January 1, 2020.

With respect to the performance shares conditionally awarded in 2017 and 2018, the Company’s three-year TSR performance over the

2017-2019 and 2018-2020 performance periods will be reviewed in early 2020 and 2021, respectively. The Final Awards will be subject to Board approval and shareholder approval at the Annual General Meetings in 2020 and 2021. Should the final awards be approved, then each Final Award will vest in two equal instalments. The first instalment (50% of the Final Award) will vest upon shareholder approval at the relevant Annual General Meeting. The second instalment will vest on January 1 of the following year.

27	Events subsequent to the balance sheet date

Increased capacity under Revolving Facility

During the first quarter of 2019, the Group increased capacity under the Revolving Facility by €100.0 million for total commitment of €300.0 million.

Purchase of share in Icolo Ltd.

During 2019, the Group entered into an agreement to purchase 40% of the share capital of Icolo Ltd., and certain convertible loans which were previously granted to Icolo Ltd. by the sellers. The transaction price for both the shares and the convertible loans amounts to USD 5.7 million. After completion of this transaction, the Group will apply IAS 28 – Investments in Associates and Joint Ventures and account for the shares as an investment in an associate.

28	Correction of errors

During the implementation of IFRS 16 – Leases the Company identified that for a limited number of data center leases entered into since 2000, with fixed or minimum annual indexation, the lease costs recognized in prior periods had not been recognized in accordance with IAS 17 – Leases. IAS 17 requires that total minimum lease costs be recognized on a straight-line basis over the term of the relevant lease. The identified error relates to the timing of the recognition of certain lease costs in the period since 2000 and does not result in an increase in the total costs recognized over the term of the relevant leases nor does it impact cash flows. While the impact of the error was inconsequential to and has therefore not been adjusted in the Income Statement for 2017 and 2016, certain comparative balance sheet figures as of December 31, 2017, December 31, 2016 and January 1, 2016 have been corrected for the cumulative impact of this error as follows:

Consolidated statement of financial position

	Impact of correction of error
	(€’000)
January 1, 2016	As previously reported	Adjustments	As corrected
Total liabilities and shareholders’ equity	1,252,064	—	1,252,064
Other non-current liabilities	12,049	10,182	22,231
Deferred tax liability	9,951	(1,832)	8,119
Trade payables and other liabilities	162,629	33	162,662
Total liabilities	744,647	8,383	753,030
Foreign currency translation reserve	20,865	(84)	20,781
Accumulated profit/(deficit)	(30,043)	(8,299)	(38,342)
Total Shareholders’ equity	507,417	(8,383)	499,034

	Impact of correction of error
	(€’000)
December 31, 2016	As previously reported	Adjustments	As corrected
Total liabilities and shareholders’ equity	1,482,665	—	1,482,665
Other non-current liabilities	11,718	8,852	20,570
Deferred tax liability	9,628	(1,603)	8,025
Trade payables and other liabilities	171,399	34	171,433
Total liabilities	933,896	7,283	941,179
Foreign currency translation reserve	9,988	1,016	11,004
Accumulated profit/(deficit)	8,293	(8,299)	(6)
Total Shareholders’ equity	548,769	(7,283)	541,486

	Impact of correction of error
	(€’000)
December 31, 2017	As previously reported	Adjustments	As corrected
Total liabilities and shareholders’ equity	1,702,071	—	1,702,071
Other non-current liabilities	15,080	8,591	23,671
Deferred tax liability	21,336	(1,558)	19,778
Trade payables and other liabilities	229,878	34	229,912
Total liabilities	1,105,343	7,067	1,112,410
Foreign currency translation reserve	2,948	1,232	4,180
Accumulated profit/(deficit)	47,360	(8,299)	39,061
Total Shareholders’ equity	596,728	(7,067)	589,661